Registration No.
-------------------------------------------------------------------------------

                   -----------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM N-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               [X]

        Pre-Effective Amendment No.                                   [ ]
                                   ----

        Post-Effective Amendment No.                                  [ ]
                                    ----

                                 AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [ ]

        Amendment No.                                                 [ ]
                     ----

                        (Check appropriate box or boxes)

                        --------------------------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                        --------------------------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                              (Name of Depositor)
             1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including Area Code: (212) 554-1234

                                   DODIE KENT
                  Vice President and Associate General Counsel

                      AXA Equitable Life Insurance Company
             1290 Avenue of the Americas, New York, New York 10104
            (Names and Addresses of Agents for Service (212)554-1234)

                  Please send copies of all communications to:
                           CHRISTOPHER E. PALMER, ESQ.
                              Goodwin Procter LLP
                         901 New York Avenue, Northwest
                             Washington, D.C. 20001
                              --------------------

                     CALCULATION OF REGISTRATION FEE UNDER
                           THE SECURITIES ACT OF 1933

         Approximate Date of Proposed Public Offering: Continuous.

         It is proposed that this filing will become effective (check appropriate box):

[_]      Immediately upon filing pursuant to paragraph (b) of Rule 485.

[_]      On May 1, 2007 pursuant to paragraph (b) of Rule 485.

[_]      60 days after filing pursuant to paragraph (a)(1) of Rule 485.

[_]      On (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[_] This post-effective amendment designates a new effective date for previously filed post-effective amendment.


------------------------------------------------------------------------------------------------------------------------------
Title of Securities Being      Amount Being          Proposed Maximum           Proposed Maximum        Amount of Registration
      Registration             Registration      Offering Price per Unit    Aggregate Offering Price              Fee
------------------------------------------------------------------------------------------------------------------------------
   Units of Interest
  Under Group Annuity
       Contract                 $474,599,347(2)                    (1)           $474,599,347(1)             $14,570(2)
------------------------------------------------------------------------------------------------------------------------------


(1) The Contract does not provide for a predetermined amount or number of units

(2) Prior to the filing of this Registration Statement, $40,000,000 of securities of the registrant remained registered and unsold, pursuant to Registration Statement File No. 333-124408, for which a filing fee of $4,708 was paid, which was filed with the Commission on April 28, 2005; and $40,000,000 of securities of the registrant remained registered and unsold, pursuant to Registration Statement File No. 333-114882, for which a filing fee of $5,068 was paid, which was filed with the Commission on April 27, 2004; and $8,000,000 of securities of the registrant remained registered and unsold, pursuant to Registration Statement File No. 333-104773, for which a filing fee of $647 was paid, which was filed with the Commission on April 25, 2003; and $16,757,695 of securities of the registrant remained registered and unsold, pursuant to Registration Statement File No. 333-114910, for which a filing fee of $2,123 was paid, which was filed with the Commission on April 27, 2004; and $22,000,000 of securities of the registrant remained registered and unsold, pursuant to Registration Statement File No. 333-86472, for which a filing fee of $2,024 was paid, which was filed with the Commission on April 18, 2002. The aggregate registration fee of $14,570 associated with the unsold securities has been offset from the registration fee of $14,570 associated with the securities registered pursuant to Rule 457(p) and such unsold securities are hereby deemed deregistered.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

American Dental Association
Members Retirement Program


PROSPECTUS DATED MAY 1, 2007


--------------------------------------------------------------------------------

Please read this prospectus and keep it for future reference. It contains important information you should know before participating in the Program or allocating amounts under the contract.


ABOUT THE ADA PROGRAM

The Program provides members of the American Dental Association and their eligible employees several plans for the accumulation of retirement savings on a tax-deferred basis. Through trusts ("trusts") maintained under these plans, you can allocate contributions among the investment options offered under the Program. There are currently thirteen investment options under the Program including: 3-year and 5-year Guaranteed Rate Accounts, and, through the American Dental Association Members Retirement Program contract, ten investment funds and the Money Market Guarantee Account.


WHAT IS THE AMERICAN DENTAL ASSOCIATION MEMBERS RETIREMENT PROGRAM CONTRACT?

The American Dental Association Members Retirement Program contract is a deferred group annuity contract issued by AXA Equitable Life Insurance Company. Contributions to the trusts maintained under the plans will be allocated among our investment funds, the Guaranteed Rate Accounts, and our Money Market Guarantee Account, in accordance with participant instructions.

--------------------------------------------------------------------------------
 Investment options
--------------------------------------------------------------------------------
 Asset Allocation
--------------------------------------------------------------------------------
o LifeStrategy Income Fund               o LifeStrategy Moderate Growth Fund
--------------------------------------------------------------------------------
 Cash Equivalents
--------------------------------------------------------------------------------
o Money Market Guarantee Account
--------------------------------------------------------------------------------
 International Stocks
--------------------------------------------------------------------------------
o Foreign Fund
--------------------------------------------------------------------------------
 Investment Grade Bonds
--------------------------------------------------------------------------------
o Guaranteed Rate Accounts               o U.S. Bond Fund
--------------------------------------------------------------------------------
 Large Cap Blend
--------------------------------------------------------------------------------
o Equity Index Fund
--------------------------------------------------------------------------------
 Large Cap Growth
--------------------------------------------------------------------------------
o Growth Equity Fund(1)                  o Large Cap Growth Fund
--------------------------------------------------------------------------------
 Large Cap Value
--------------------------------------------------------------------------------
o Equity Income Fund
--------------------------------------------------------------------------------
 Small Cap
--------------------------------------------------------------------------------
o Small Cap Growth Fund                  o Small Cap Value Fund
--------------------------------------------------------------------------------

(1) There is no capitalization constraint on this Fund. The capitalization size of the Fund is driven by stock selection. Currently, the Fund may be considered to be large capitalization.


The Growth Equity Fund is managed by AXA Equitable and AllianceBernstein L.P. does the day to day management of the Fund.

The Foreign Fund, Equity Index Fund, Equity Income Fund, Large Cap Growth Fund, LifeStrategy Income Fund, LifeStrategy Moderate Growth Fund, Small Cap Growth Fund, Small Cap Value Fund and U.S. Bond Fund, respectively invest in shares of the following mutual funds: Templeton Foreign Fund -- Advisor Class, Vanguard Institutional Index Fund, Dodge & Cox Stock Fund, Janus Adviser Forty Fund -- Class S, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Fidelity Small Cap Stock Fund, Wells Fargo Advantage Small Cap Value Fund -- Class Z and Western Asset Core Bond Portfolio -- Institutional Class ("Underlying Mutual Funds"). You should also read the prospectuses for the Underlying Mutual Funds, which you have previously received or accompany this Prospectus, and keep them for future reference. You may obtain a copy of any Underlying Mutual Fund prospectus, by writing or calling us toll-free. See "How to reach us" on the back cover.

We have filed registration statements relating to this offering with the Securities and Exchange Commission. A Statement of Additional Information ("SAI"), dated May 1, 2007, which is part of the registration statements, is available free of charge upon request by writing to us or calling us toll-free. The SAI has been incorporated by reference into this prospectus. The table of contents for the SAI and a request form to obtain the SAI appear at the end of this prospectus. You may also obtain a copy of this prospectus and the SAI through the SEC website at www.sec.gov. The SAI is available free of charge. You may request one by writing to our Processing Office at the ADA Members Retirement Program, c/o AXA Equitable, 200 Plaza Drive, Secaucus, NJ 07096 or calling 1-800-523-1125.




The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The securities are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.


Copyright 2007 by AXA Equitable Life Insurance Company.
1290 Avenue of the Americas, New York, New York 10104. All rights reserved.
                                                                      x01579/ADA

Contents of this prospectus
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ADA PROGRAM
--------------------------------------------------------------------------------
Index of key words and phrases                                               4
Who is AXA Equitable?                                                        5
How to reach us                                                              6
The Program at a glance -- key features                                      7
Employer choice of retirement plans                                          7
Plan features                                                                7
The Contract at a glance -- key features                                     8

--------------------------------------------------------------------------------
FEE TABLE                                                                    9
--------------------------------------------------------------------------------
Examples                                                                    12
Condensed financial information                                             12
Financial statements of investment funds                                    12

--------------------------------------------------------------------------------
1. PROGRAM INVESTMENT OPTIONS                                               13
--------------------------------------------------------------------------------
Investment options                                                          13
The Equity Funds                                                            13
Additional information about the Equity Funds                               16
The guaranteed options                                                      16

--------------------------------------------------------------------------------
2. HOW WE VALUE YOUR ACCOUNT BALANCE IN THE INVESTMENT FUNDS                18
--------------------------------------------------------------------------------
For amounts in the Equity Funds                                             18
How we determine the unit value                                             18
How we value the assets of the Funds                                        18

--------------------------------------------------------------------------------
3. TRANSFERS AND ACCESS TO YOUR ACCOUNT                                     20
--------------------------------------------------------------------------------
Transfers among investment options                                          20
Disruptive transfer activity                                                20
Our Account Investment Management System (AIMS) and our internet website    21
Participant loans                                                           21
Choosing benefit payment options                                            21
Spousal consent                                                             22
Benefits payable after the death of a participant                           22

----------------------
When we use the words "we," "us" and "our," we mean AXA Equitable. Please see the index of key words and phrases used in this prospectus. The index will refer you to the where particular terms are defined or explained.

When we address the reader of this prospectus with words such as "you" and "your," we generally mean the individual participant in one or more of the plans available in the Program unless otherwise explained. For example, "The Program" section of the prospectus is primarily directed at the employer.

"You" and "your" also can refer to the plan participant when the contract owner has instructed us to take participant in plan instructions as the contract owner's instructions page under the contract, for example "Transfers and access to your account."

No person is authorized by AXA Equitable Life Insurance Company to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written materials issued by AXA Equitable. You should not rely on any other information or representation.



2  Contents of this prospectus

--------------------------------------------------------------------------------
4. THE PROGRAM                                                              23
--------------------------------------------------------------------------------
Eligible employers                                                          23
Summary of plan choices                                                     23
Getting started                                                             23
How to make Program contributions                                           23
Allocating Program contributions                                            24
Distributions from the investment options                                   24
Rules applicable to participant distributions                               24

--------------------------------------------------------------------------------
5. CHARGES AND EXPENSES                                                     25
--------------------------------------------------------------------------------
Charges based on amounts invested in the Program                            25
Other expenses borne by the investment funds and underlying
     mutual funds                                                           25
Plan and transaction expenses                                               26
Individual annuity charges                                                  26
Charges for state premium and other applicable taxes                        26
General information on fees and charges                                     26

--------------------------------------------------------------------------------
6. TAX INFORMATION                                                          27
--------------------------------------------------------------------------------
Buying a contract to fund a retirement arrangement                          27
Income taxation of distributions to qualified plan participants             27

--------------------------------------------------------------------------------
7. MORE INFORMATION                                                         29
--------------------------------------------------------------------------------
About program changes or terminations                                       29
IRS disqualification                                                        29
About the separate accounts                                                 29
About the general account                                                   29
About legal proceedings                                                     29
Financial statements                                                        30
Distribution of the contracts                                               30
Reports we provide and available information                                30
Acceptance                                                                  30

--------------------------------------------------------------------------------
APPENDIX
--------------------------------------------------------------------------------
I -- Condensed financial information                                       A-1

--------------------------------------------------------------------------------
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

                                                  Contents of this prospectus  3

Index of key words and phrases

--------------------------------------------------------------------------------

This index should help you locate more information on the terms used in this prospectus.


                                                 Page
    ADA Trustees                                    23
    AIMS                                            21
    AXA Equitable                                cover
    beneficiary                                     22
    benefit payment options                         21
    business day                                    21
    contract                                  cover, 8
    contributions                                   23
    disruptive transfer activity                    20
    eligible rollover distributions                 27
    Equity Funds                                    13
    Fair valuation                                  19
    GRAs                                        13, 16
    guaranteed options                              16
    individually designed plan                      23
    IRA                                             27
    internet website                                21
    investment funds                             cover
    investment options                              13
    market timing                                   20
    Master Plan                                     23
    Master Trust                                    23
    Money Market Guarantee Account                  16
    Pooled Trust                                    23
    Program                                         23
    Roth 401(k)                                      7
    separate accounts                               29
    Underlying Mutual Funds                      cover
    unit value                                      18
    unit                                            18
    Volume Submitter Plan                           23
    Volume Submitter Retirement Trust               23
    3-year GRA                                      16
    5-year GRA                                      16


4  Index of key words and phrases

Who is AXA Equitable?

--------------------------------------------------------------------------------

We are AXA Equitable Life Insurance Company ("AXA Equitable") (until 2004, The Equitable Life Assurance Society of the United States), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc., a holding company, which is itself an indirect, wholly-owned subsidiary of AXA. AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings Inc. and AXA Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the contracts. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.


AXA Financial, Inc. and its consolidated subsidiaries managed approximately $795 billion in assets as of December 31, 2006. For more than 100 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.



                                                        Who is AXA Equitable?  5

HOW TO REACH US


You may communicate with our Processing Office as listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically may be unavailable or delayed (for example our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.


You can reach us as indicated below to obtain:

o Copies of any plans, trusts, adoption agreements, or enrollment or other forms used in the Program.

o   Unit values and other account information under your plan,

o Any other information or materials that we provide in connection with the Program.


INFORMATION ON JOINING THE PROGRAM


--------------------------------------------------------------------------------
 BY PHONE:
--------------------------------------------------------------------------------
1-800-523-1125
(Retirement Program Specialists
available weekdays 9am to 5pm
Eastern Time)

--------------------------------------------------------------------------------
 BY REGULAR MAIL:
--------------------------------------------------------------------------------


The ADA Members Retirement Program
c/o AXA Equitable
Box 2011
Secaucus, NJ 07096


--------------------------------------------------------------------------------
 BY REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
--------------------------------------------------------------------------------

The ADA Members Retirement Program
c/o AXA Equitable
200 Plaza Drive
Secaucus, NJ 07094


--------------------------------------------------------------------------------
 BY INTERNET:
--------------------------------------------------------------------------------
The ADA Members Retirement Program Website www.axa-equitable.com/ada, provides information about the Program, as well as several interactive tools and resources that can help answer some of your retirement planning questions. The website also provides an e-mail feature that can be accessed by clicking on either "Contact us" or "Send E-Mail to AXA Equitable."


No person is authorized by AXA Equitable Life Insurance Company to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written material issued by AXA Equitable. You should not rely on any other information or representation.

INFORMATION ONCE YOU JOIN THE PROGRAM

--------------------------------------------------------------------------------
 BY PHONE:
--------------------------------------------------------------------------------
1-800-223-5790 (U.S.) or 1-800-223-5790-0 from France, Israel, Italy, Republic of Korea, Switzerland, and the United Kingdom. Account Executives available weekdays 9am to 5pm Eastern Time)


--------------------------------------------------------------------------------
 TOLL-FREE AIMS FOR AMOUNTS IN THE TRUST:
--------------------------------------------------------------------------------
By calling 1-800-223-5790 or 1-800-223-5790-0 you may, with your assigned personal security code, use our Account Investment Management System ("AIMS") to:

o   Transfer assets between investment options and obtain account information.

o Change the allocation of future contributions and maturing guaranteed options.

o Hear investment performance information, including investment fund unit values and current guaranteed option interest rates.

AIMS operates 24 hours a day. You may speak with our Account Executives during regular business hours.

--------------------------------------------------------------------------------
 BY INTERNET FOR AMOUNTS IN THE TRUST:
--------------------------------------------------------------------------------
By logging on to www.axa-equitable.com/ada, Participant Log In you may, with your social security number and your personal security code, use the Internet to access certain retirement account information such as:


o Investment performance, current investment fund unit values, and current guaranteed option interest rates.


o Transfer assets between investment options and obtain account balance information

o Change the allocation of future contributions and maturing Guaranteed Rate Accounts.

--------------------------------------------------------------------------------
 BY REGULAR MAIL:
--------------------------------------------------------------------------------

(correspondence:)

The ADA Members Retirement Program
Box 2486 G.P.O.
New York, NY 10116


--------------------------------------------------------------------------------
 FOR CONTRIBUTION CHECKS ONLY:
--------------------------------------------------------------------------------

The Association Members Retirement Program
P.O. Box 1599
Newark, NJ 07101-9764


--------------------------------------------------------------------------------
 FOR REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
--------------------------------------------------------------------------------

The ADA Members Retirement Program
c/o AXA Equitable
200 Plaza Drive
Secaucus, NJ 07094


--------------------------------------------------------------------------------
 BY E-MAIL:
--------------------------------------------------------------------------------
We welcome your comments and questions regarding the ADA Members Retirement Program. If you have a comment or suggestion about the ADA Website we would appreciate hearing from you. Go to www.axa-equitable.com/ada, Participant Services and click on "Contact Us" or click on "email the ADA Members
Retirement Program."


No person is authorized by AXA Equitable Life Insurance Company to give any information or make any representations other than those contained in this prospectus and the SAI, or in the other printed or written material issued by AXA Equitable. You should not rely on any other information or representation.



6  Who is AXA Equitable?

The Program at a glance -- key features

--------------------------------------------------------------------------------

EMPLOYER CHOICE OF RETIREMENT PLANS

Our Master Plan is a defined contribution master plan that can be adopted as a profit-sharing plan (401(k), SIMPLE 401(k), safe harbor 401(k) and Roth 401(k) features are available) and a defined contribution pension plan, or both. A "designated Roth contribution" ("Roth 401(k)") may be added to any of the 401(k) features. It allows eligible employees to designate all or part of their elective deferrals as Roth contributions. See "Tax Information" below. The Program's investment options are the only investment choices under the Master Plan.

Our Volume Submitter Plan is a defined contribution plan that can be adopted as a profit-sharing plan (new comparability or age weighted) with or without 401(k) features. The Program's investment options are the only investment choices under the Volume Submitter Plan.

If you maintain your own individually-designed plan, which invests through our Investment Only arrangement, you may use the investment options in the Program through our Pooled Trust.


PLAN FEATURES


MASTER PLAN:

o   Program investment options used as the only investment choices.

o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

o   Use of our Master Trust.

o   No minimum amount must be invested.

o   5500 reporting.

o   Automatic updates for law changes.


VOLUME SUBMITTER PLAN:

o   Program investment options used as the only investment choices.

o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

o   Use of our Volume Submitter Retirement Trust.

o   No minimum amount must be invested.

o   5500 reporting.

o   Automatic updates for law changes, requires employer adoption.


INVESTMENT ONLY:

o   Our Pooled Trust is adopted for investment use only.

o   Recordkeeping services provided for plan assets in Pooled Trust.


ADDITIONAL FEATURES FOR AMOUNTS HELD IN THE TRUSTS:

o   Toll-free number available for transfers and account information.

o   Internet website access to account information and transactions.

o Participant loans (if elected by your employer; some restrictions apply; not applicable to Investment Only).

o   Regular statements of account.

o   Retirement Program Specialist and Account Executive support.

o   Daily valuation of accounts.


PLAN CHARGES AND EXPENSES:

o Plan and transaction charges vary by type of plan adopted, or by specific transaction.


                                      The Program at a glance -- key features  7

The Contract at a glance -- key features

--------------------------------------------------------------------------------

PROFESSIONAL INVESTMENT MANAGEMENT:

These professional investment managers advise or sponsor the ten different Equity Funds:

o   AllianceBernstein L.P.

o   AXA Equitable

o   Fidelity Management Research Company (FMR Co.)

o   Janus Capital Management LLC


o   Dodge & Cox


o   The Vanguard Group

o   Templeton Global Advisors Limited

o   Wells Capital Management, Inc.

o   Western Asset Management Company


GUARANTEED OPTIONS:

The three guaranteed options include two Guaranteed Rate Accounts ("GRAs") and a Money Market Guarantee Account (the GRAs are offered by another insurance carrier).


TAX ADVANTAGES:

o   On earnings
    No tax on investment earnings until withdrawn.

o   On transfers
    No tax on internal transfers.


TAX NOTE:

Because you are purchasing an annuity contract to fund a qualified employer sponsored retirement arrangement, you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code (the "Code"). Before purchasing one of these annuities, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities with any other investment that you may use in connection with your retirement plan or arrangement. (For more information, see "Tax information" later in this prospectus).


CONTRACT CHARGES AND EXPENSES:

o Program expense charge assessed against combined value of Program assets in the Trust.

o Investment management and administration fees and other expenses charged on an investment fund-by-fund basis, as applicable.

o   Record maintenance and report fee.

o   Enrollment fee.

o   Investment accounting fee (applicable to GRAs only).

o   Annuity administrative fee.

o Indirectly, charges of underlying investment vehicles for investment management, administrative fees, 12b-1 fees and other expenses.


o Redemption charge on redeemed amounts held for less than 90 days (applicable to the Small Cap Growth Fund).



BENEFIT PAYMENT OPTIONS:

o   Lump sum.

o   Installments on a time certain or dollar certain basis.

o Variety of annuity (fixed or variable) benefit payout options as available under your employer's plan.

For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. Please feel free to speak with your financial professional, or call us, if you have any questions. If for any reason you are not satisfied with your contract, you may return it to us for a refund within a certain number of days.


8  The Contract at a glance -- key features

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay if you purchase a variable annuity payout option. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may apply. Charges for certain features shown in the fee table are mutually exclusive.


-----------------------------------------------------------------------------------------------------
Charges we deduct from your account value at the time you request certain transactions
-----------------------------------------------------------------------------------------------------
Charge if you purchase a variable annuity payout option                        $350
-----------------------------------------------------------------------------------------------------
Redemption charge on redeemed amounts held less than a specified period
(as a % of amount redeemed)(1)                                                 2.00%
-----------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the Underlying Mutual Fund or Trust fees and expenses.


-----------------------------------------------------------------------------------------------------
Charges we deduct from your investment funds expressed as an annual percentage of daily net assets
-----------------------------------------------------------------------------------------------------
Maximum program expense charge(2)                                              0.65%
-----------------------------------------------------------------------------------------------------
Maximum program-related administration fee                                     0.15%
-----------------------------------------------------------------------------------------------------
Maximum program-related other expenses(3)                                      0.12%
-----------------------------------------------------------------------------------------------------
Program-related investment management fees(4)                                  0.23%
-----------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------
Charges we deduct from your account value at the end of each calendar quarter
-----------------------------------------------------------------------------------------------------
Record maintenance and report fee(5):                                          $ 3.00
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Charges we may deduct from your account value
-----------------------------------------------------------------------------------------------------
Enrollment fee(6)                                                              $25 per participant
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Charges we deduct from amounts in the GRAs and the Money Market Guarantee Account
-----------------------------------------------------------------------------------------------------
Investment accounting fee(7)                                                   0.02%
-----------------------------------------------------------------------------------------------------
Maximum program expense charge(2)                                              0.65%
-----------------------------------------------------------------------------------------------------


(1) The Fidelity Small Cap Stock Fund imposes a redemption charge when AXA Equitable redeems shares of the Fund in order to effect distributions, withdrawals, or transfers out of the Fund. This redemption charge only applies to redeemed amounts held for less than 90 days and will be deducted from the amount redeemed from the participant's account value and remitted to the Fund.

(2) This charge will fluctuate from year to year based on assets in the Trust and the number of plans enrolled in the Program. For the 12 month period beginning May 1, 2007, the total program expense charge currently is 0.62%. This charge is also deducted from amounts in the GRAs and the Money Market Guarantee Account. For a description of how it is calculated for amounts in the investment funds, GRAs and the Money Market Guarantee Account, see "Charges based on amounts in the Program" in "Charges and expenses" later in this prospectus.

(3) These expenses vary by investment fund and will fluctuate from year to year based on actual expenses. See the tables that provide the expenses of each individual investment fund later in this section. The percentage set forth in the table represents the highest other expenses incurred by an investment fund during the fiscal year ended December 31, 2006.


(4) These fees apply only to the Growth Equity fund and will fluctuate from year to year based on assets in each fund. See the tables that provide the expenses of each individual investment fund later in this section.


(5) For Investment Only retirement arrangements, the fee is $1.00 per quarter.

(6) This fee is charged to the employer. If the employer fails to pay this charge, we may deduct it from participant's account value or from subsequent contributions.

(7) We charge an annual investment accounting fee of 0.02% on all amounts of Program assets invested in GRAs only. This fee is reflected in the interest rates credited to the GRAs.

                                                                     Fee table 9

A proportionate share of all fees and expenses paid by an Underlying Mutual Fund that corresponds to any investment fund to which monies are allocated also applies. The table below shows the lowest and highest total operating expenses as of December 31, 2006 charged by any of the Underlying Mutual Funds that you will pay periodically during the time that you own the Policy.



-----------------------------------------------------------------------------------------------------
Portfolio operating expenses expressed as an annual percentage of daily net assets
-----------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2006 (expenses that are deducted     Lowest     Highest
from Underlying Mutual Fund or Trust assets including management fees, 12b-1       ------     -------
fees, service fees, and/or other expenses)                                          0.05%      1.61%
-----------------------------------------------------------------------------------------------------



The following tables show the operating expenses of each available Underlying Mutual Fund and separate account expenses that are also applicable to certain investment funds. These fees and expenses are reflected in the investment fund net asset value each day. Therefore, they reduce the investment return of a Portfolio and its related investment fund. They do not include other charges which are specific to the various plans, such as enrollment fees or record maintenance and report fees. The expenses shown for the investment funds are based on average Program assets in each of the investment funds during the year ended December 31, 2006, and reflect applicable fees. Actual fees and expenses are likely to fluctuate from year to year.


UNDERLYING MUTUAL FUND OPERATING EXPENSES AND SEPARATE ACCOUNT EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS FOR THE FOREIGN, EQUITY INDEX, EQUITY INCOME, LARGE CAP GROWTH, LIFESTRATEGY INCOME, LIFESTRATEGY MODERATE GROWTH, SMALL CAP GROWTH, SMALL CAP VALUE AND U.S. BOND FUNDS.


The Foreign, Equity Index, Equity Income, Large Cap Growth, LifeStrategy Income, LifeStrategy Moderate Growth, Small Cap Growth, Small Cap Value and U.S. Bond Funds each invest in shares of an Underlying Mutual Fund. The following table shows, at annual percentage rates, the charges and fees which are deducted from each of these investment funds and the Underlying Mutual Fund. No transaction charges are incurred by the investment funds when shares of the Underlying Mutual Fund are purchased or redeemed, but operating expenses of the Underlying Mutual Funds are indirectly incurred. For a detailed description of charges and expenses incurred by the Underlying Mutual Funds, please see their prospectuses. THE EXPENSES SHOWN FOR THE UNDERLYING MUTUAL FUNDS ARE EXPRESSED AS A PERCENTAGE OF THEIR RESPECTIVE AVERAGE DAILY NET ASSETS.



--------------------------------------------------------------------------------------------------------
                                             Program                     Investment
                                             Expense    Administration   Management       Other
                                             Charge          Fee            Fees         Expenses
--------------------------------------------------------------------------------------------------------
Foreign Fund                                 0.65%        0.15%(2)        None             0.07%
Templeton Foreign Fund -- Advisor Class(1)   None         None            0.59%            0.32%
                                             -----------------------------------------------------------
TOTAL                                        0.65%        0.15%(2)        0.59%            0.39%
--------------------------------------------------------------------------------------------------------
Equity Index Fund                            0.65%        0.15%           None             0.04%
Vanguard Institutional Index Fund(4)         None         None            0.05%            0.00%
                                             -----------------------------------------------------------
TOTAL                                        0.65%        0.15%           0.05%            0.04%
--------------------------------------------------------------------------------------------------------
Equity Income Fund                           0.65%        0.15%(3)        None             0.04%
Dodge & Cox Stock Fund(5)                    None         None            0.50%            0.02%
                                             -----------------------------------------------------------
TOTAL                                        0.65%        0.15%(3)        0.50%            0.06%
--------------------------------------------------------------------------------------------------------
Large Cap Growth Fund                        0.65%        0.15%(3)        None             0.06%
Janus Adviser Forty Fund -- Class S(6)       None         None            0.64%            0.29%(18)
                                             -----------------------------------------------------------
TOTAL                                        0.65%        0.15%(3)        0.64%            0.35%
--------------------------------------------------------------------------------------------------------
LifeStrategy Income Fund                     0.65%        0.15%           None             0.09%
Vanguard LifeStrategy Income Fund(7)         None         None            None             None
                                             -----------------------------------------------------------
TOTAL                                        0.65%        0.15%           0.00%            0.09%
--------------------------------------------------------------------------------------------------------
LifeStrategy Moderate Growth Fund            0.65%        0.15%           None             0.04%
Vanguard LifeStrategy Moderate Growth
Fund(8)                                      None         None            None             None
                                             -----------------------------------------------------------
TOTAL                                        0.65%        0.15%           0.00%            0.04%
--------------------------------------------------------------------------------------------------------
Small Cap Growth Fund                        0.65%        0.15%(11)       None             0.06%
Fidelity Small Cap Stock Fund(10)            None         None            0.69%            0.29%
                                             -----------------------------------------------------------
TOTAL                                        0.65%        0.15%(11)       0.69%            0.35%
--------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------
                                                    Acquired
                                                     Fund
                                                    Fees &
                                                   Expenses
                                                  (Underlying
                                                Portfolio)(19)      12b-1 Fee        Total
-----------------------------------------------------------------------------------------------
Foreign Fund                                        --               None           0.87%(2)
Templeton Foreign Fund -- Advisor Class(1)          --               None           0.91%
                                                 ----------------------------------------------
TOTAL                                              0.00%             0.00%          1.78%(2)
-----------------------------------------------------------------------------------------------
Equity Index Fund                                   --               None           0.84%
Vanguard Institutional Index Fund(4)                --               None           0.05%
                                                 ----------------------------------------------
TOTAL                                              0.00%             0.00%          0.89%
-----------------------------------------------------------------------------------------------
Equity Income Fund                                  --               None           0.84(3)
Dodge & Cox Stock Fund(5)                           --               0.00%          0.52%
                                                 ----------------------------------------------
TOTAL                                              0.00%             0.00%          1.36%(3)
-----------------------------------------------------------------------------------------------
Large Cap Growth Fund                               --               None           0.86%(3)
Janus Adviser Forty Fund -- Class S(6)              --               0.25%          1.18%
                                                 ----------------------------------------------
TOTAL                                              0.00%             0.25%          2.04%(3)
-----------------------------------------------------------------------------------------------
LifeStrategy Income Fund                            --               None           0.89%
Vanguard LifeStrategy Income Fund(7)               0.25%(9)          None           0.25%
                                                 ----------------------------------------------
TOTAL                                              0.25%(9)          0.00%          1.14%
-----------------------------------------------------------------------------------------------
LifeStrategy Moderate Growth Fund                   --               None           0.84%
Vanguard LifeStrategy Moderate Growth
Fund(8)                                            0.26%(9)          None           0.26%
                                                 ----------------------------------------------
TOTAL                                              0.26%(9)          0.00%          1.10%
-----------------------------------------------------------------------------------------------
Small Cap Growth Fund                               --               None           0.86%
Fidelity Small Cap Stock Fund(10)                   --               None           0.98%
                                                 ----------------------------------------------
TOTAL                                              0.00%             0.00%          1.84%
-----------------------------------------------------------------------------------------------


10 Fee table

--------------------------------------------------------------------------------------------------------
                                             Program                     Investment
                                             Expense    Administration   Management       Other
                                             Charge          Fee            Fees         Expenses
--------------------------------------------------------------------------------------------------------
Small Cap Value Fund                         0.65%        0.15%(13)       None           0.07%
Wells Fargo Advantage Small Cap Value
Fund -- Class Z(12)                          None         None            0.82%          0.79%(13)
                                           -------------------------------------------------------------
TOTAL                                        0.65%        0.15%(13)       0.82%          0.86%
--------------------------------------------------------------------------------------------------------
U.S. Bond Fund                               0.65%        0.15%           None           0.12%
Western Asset Core Bond Portfolio --
Institutional Class(15)                      None         None            0.41%          0.04%
                                           -------------------------------------------------------------
TOTAL                                        0.65%        0.15%           0.41%          0.16%(17)
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                  Acquired
                                                   Fund
                                                  Fees &
                                                 Expenses
                                                (Underlying
                                               Portfolio)(19)    12b-1 Fee         Total
                                             ----------------   -----------     ------------
Small Cap Value Fund                            --             None           0.87%
Wells Fargo Advantage Small Cap Value
Fund -- Class Z(12)                             --             None           1.61%(14)
                                             -----------------------------------------------
TOTAL                                         0.00%            0.00%          2.48%(14)
--------------------------------------------------------------------------------------------
U.S. Bond Fund                                  --             None           0.92%
Western Asset Core Bond Portfolio               --
Institutional Class(15)                         --             None           0.45%(16)
                                             -----------------------------------------------
TOTAL                                         0.00%            0.00%          1.37%(16)
--------------------------------------------------------------------------------------------



(1)  Source: Templeton Foreign Fund prospectus dated January 1, 2007.


(2) AXA Equitable receives a sub-TA fee of 0.15% from the Templeton Foreign Fund and currently continues to waive the 0.15% administrative fee applicable to the program's Foreign Fund.


(3) Except for the Vanguard Institutional Index Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Fidelity Small Cap Stock Fund, Wells Fargo Advantage Small Cap Value Fund -- Class Z, and Western Asset Core Bond Portfolio -- Institutional Class, the Class A Rule 12b-1 plan for each of the Underlying Mutual Funds is described in each Underlying Mutual Fund's prospectus. The Janus Adviser Forty Fund -- Class S pays AXA Equitable an amount equal to the 0.25% Rule 12b-1 fee for services AXA Equitable performs. Dodge & Cox Stock Fund pays AXA Equitable 0.10% for administrative services AXA Equitable performs. AXA Equitable has waived the 0.15% administration fee applicable to respective corresponding investment funds. AXA Equitable will use any excess 12b-1 payment from the Underlying Mutual Fund to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waivers are expected to be in effect for an indefinite period, but these arrangements are subject to termination by any party upon notice.

(4)  Source: Vanguard Institutional Index Fund prospectus dated August 17, 2006.

(5)  Source: Dodge & Cox Stock Fund prospectus dated May 1, 2007.

(6)  Source: Janus Adviser Forty Fund prospectus dated November 28, 2006.

(7)  Source: Vanguard LifeStrategy Income Fund prospectus dated February 28,
     2007.

(8) Source: Vanguard LifeStrategy Moderate Growth Fund prospectus dated February 28, 2007.

(9) Although the LifeStrategy Funds are not expected to incur any net expenses directly, the Funds' shareholders indirectly bear the expenses of the underlying Vanguard funds (the Acquired Funds) in which the Fund invests. This figure includes transaction costs (i.e., purchase and redemption fees), if any, imposed on the Fund by the Acquired Funds. The Fund's annualized indirect expense ratio, based on its underlying investments, as of February 28, 2007 is shown.

(10) Source: Fidelity Small Cap Stock Fund prospectus dated June 29, 2006.


(11) A Plan expense reimbursement fee of up to 0.25% (currently 0.20%) of the average daily net assets of the Program invested in the Fidelity Small Cap Stock Fund (the "Fund") is paid by Fidelity Investments Tax Exempt Services Company ("FITSCo") to AXA Equitable (indirectly through the ADA). AXA Equitable has waived the 0.15% administration fee applicable to the Small Cap Growth Fund and will use the payment from FITSCo to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.


(12) Source: Wells Fargo Advantage Small Cap Value Fund prospectus dated March 1, 2007.


(13) An administration fee of up to 0.25% of the average daily net assets of the Program invested in the Wells Fargo Advantage Small Cap Value Fund (the "Fund") is paid to AXA Equitable by Wells Fargo Funds Management, LLC; Wells Fargo Funds Management, LLC, in turn, charges the Fund an amount for administrative services, which is included in the "Other Expenses" for the Fund. AXA Equitable has waived the 0.15% administration fee applicable to the Wells Fargo Advantage Small Cap Value Fund and will use the payment from Wells Fargo Funds Management, LLC to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.


(14) The Wells Fargo Advantage Small Cap Value Fund has committed through at least February 29, 2008 to waive fees and/or reimburse expenses to the extent necessary to main tain the Fund's Net Annual Fund Operating Expenses shown. Wells Fargo Funds Management, LLC is currently waiving and/or absorbing expenses of 0.25%. With these waivers and absorptions, the expense ratio is 1.36%. We can modify or terminate voluntary waivers and/or absorptions at any time.

(15) Source: Western Asset Core Bond Portfolio -- Institutional Class prospectus dated August 1, 2006.

(16) The manager is contractually obligated to limit Portfolio expenses to 0.50% through August 1, 2007. The total expenses shown do not reflect this limitation.


(17) Includes expenses incurred in connection with the organization of the U.S. Bond Fund and Small Cap Value Fund, which will initially be paid by AXA Equitable and will be reim bursed from the U.S. Bond Fund and Small Cap Value Fund, respectively, over a five year period ending July 2007.

(18) Included in other expenses is an administrative services fee of 0.25% of the average daily net assets of Class S Shares to compensate Janus Services for providing, or arranging for the provision of, recordkeeping, subaccounting and administrative services to retirement or pension plan participants or other underlying investors through institutional channels.


(19) Each of these investment options invests in a corresponding portfolio of certain investment companies. Each portfolio, in turn, invests in shares of other affiliated and/or unaffili ated portfolios. Amounts shown reflect each portfolio's pro rata share of fees and expenses of the underlying portfolios in which it invests. The fees and expenses are based on the respective weighted investment allocations as of 12/31/06. A "--" indicates that the listed portfolio does not invest in underlying portfolios.



-----------------------------------------------------------------------------------------------------------------------------------
Pooled trust operating expenses expressed as an annual percentage of average daily net assets for Growth Equity
Fund
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           Program-
                              Program                       Investment     related
                              Expense     Administration    Management      Other
 Fund                         Charge          Fee              Fees        Expenses         12b-1 Fee         Total
-----------------------------------------------------------------------------------------------------------------------------------
Growth Equity                 0.65%          0.15%           0.23%(1)        0.01%              --            1.04%
-----------------------------------------------------------------------------------------------------------------------------------


(1) The actual fee charged is computed using the following investment management fee schedule: 0.29% of the first $100 million of program assets allocated to the investment fund and 0.20% of program assets allocated to the investment fund in excess of $100 million.

                                                                    Fee table 11

EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying fund fees and expenses.


The examples below show the expenses that a hypothetical contract owner would pay in the situations illustrated and assumes the maximum charges applicable under the contract, including the record maintenance and report fee and the enrollment fee. For purposes of these examples, the program expense charge has been rounded to 0.65%. Since under the example assumptions no surrender charge or redemption charge would apply in connection with amounts invested in the Funds, the expenses are the same whether or not the participant withdraws amounts held in any of the Funds.


The charges used in the examples are the maximum expenses. The guarantee rate accounts and money market guarantee account are not covered by the fee table and examples. However, the ongoing expenses do apply to the guarantee rate accounts and money market guarantee account. These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.

These examples assume that you invest $10,000 in the indicated options under the contract for the time periods shown. The examples also assume that your investment has a 5% return each year and assumes the fees and expenses of each of the available Underlying Mutual Funds in addition to the maximum contract charges and total annual expenses of the portfolios (before expense limitations) described above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


----------------------------------------------------------------------------------------------------------------------------
                                If you do not surrender your contract at       If you annuitize at the end of the
                                               the end of                                  applicable
                                       the applicable time period:                       time period:*
                               ------------------------------------------------- -------------------------------------------
                                 1 year    3 years    5 years    10 years    1 year    3 years    5 years    10
years
----------------------------------------------------------------------------------------------------------------------------
Foreign                           $218     $620       $1,045     $2,220      $568      $  970     $1,395     $2,570
Equity Index                      $128     $344       $  576     $1,232      $478      $  694     $  926     $1,582
Equity Income                     $175     $491       $  826     $1,766      $525      $  841     $1,176     $2,116
Large Cap Growth                  $244     $699       $1,178     $2,491      $594      $1,049     $1,528     $2,841
LifeStrategy Income               $153     $422       $  710     $1,519      $503      $  772     $1,060     $1,869
LifeStrategy Moderate Growth      $149     $410       $  689     $1,474      $499      $  760     $1,039     $1,824
Small Cap Growth                  $224     $638       $1,076     $2,283      $574      $  988     $1,426     $2,633
Small Cap Value                   $288     $832       $1,399     $2,933      $638      $1,182     $1,749     $3,283
U.S. Bond Fund                    $176     $494       $  832     $1,777      $526      $  844     $1,182     $2,127
----------------------------------------------------------------------------------------------------------------------------



POOLED SEPARATE ACCOUNT EXAMPLE:


This example assumes that you invest $10,000 in the indicated options under the contract for the time periods indicated. All other information and assumptions stated above apply. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


------------------------------------------------------------------------------------------------------------
                        If you do not surrender your contract
                                   at the end of                      If you annuitize at the end of the
                            the applicable time period:                   applicable time period:*
                     ------------------------------------------- -------------------------------------------
                       1 year    3 years    5 years    10 years    1 year    3 years    5 years    10 years
------------------------------------------------------------------------------------------------------------
Growth Equity Fund      $47        $93       $139        $262       $397      $443       $489       $612
------------------------------------------------------------------------------------------------------------


* Assuming an annuity payout option could be issued. Generally, the minimum amount that can be used to purchase any type of annuity is $5,000 (see "Individual annuity charges" in "Charges and expenses" later in this Prospectus).


CONDENSED FINANCIAL INFORMATION

Please see Appendix I at the end of this prospectus for condensed financial information concerning the Growth Equity Fund, and unit values and number of units outstanding information for the Foreign Fund, Equity Income Fund, Large Cap Growth Fund, LifeStrategy Income, LifeStrategy Moderate Growth, Small Cap Growth Fund, Small Cap Value Fund and the U.S. Bond Fund.


FINANCIAL STATEMENTS OF INVESTMENT FUNDS


Each of the investment funds is, or is part of, one of our separate accounts as described in "About the separate accounts" under "More information" later in this prospectus. The financial statements for the Growth Equity Fund (Separate Account No. 4 (Pooled)), Small Cap Growth Fund (Separate Account No. 200), Foreign Fund (Separate Account No. 191), Equity Income Fund, Large Cap Growth Fund, Small Cap Value Fund and U.S. Bond Fund (all Separate Account No. 206) may be found in the SAI for this prospectus.



12 Fee table

1. Program investment options

--------------------------------------------------------------------------------

INVESTMENT OPTIONS

You may choose from thirteen investment options under the Program. These are the ten investment funds we call the "Equity Funds." You can also choose from three guaranteed options: a 3-year Guaranteed Rate Account and a 5-year Guaranteed Rate Account ("GRAs"), and our Money Market Guarantee Account. The Equity Funds and the Money Market Guarantee Account are available under the contract issued by us. The GRAs are available under annuity contracts issued by other major insurance companies. The guaranteed options are referred to in this prospectus solely for the purpose of providing a more complete understanding of how the investment funds operate with other investment options available under the Program.

You should consider the investment objectives, risks and charges and expenses of the Funds carefully before investing. The prospectuses for the underlying mutual funds contain this and other important information about those funds. The prospectuses should be read carefully before investing. In order to obtain copies of Underlying Mutual Fund prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at 1 (800) 223-5790.


The group annuity contract that covers the qualified plan in which you participate is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under this contract. In the absence of a specific written arrangement to the contrary, you, as the participant under this contract, have the sole authority to make investment allocations and other decisions under the contract. Your Account Executive is acting as a broker-dealer registered representative, and may not be authorized to act as an investment advisor or to manage the allocations under your contract.



THE EQUITY FUNDS

Each Equity Fund has a different investment objective. The Equity Funds try to meet their investment objectives by investing either in a portfolio of securities or by holding mutual fund shares or units in a group trust. We cannot assure you that any of the Equity Funds will meet their investment objectives.


THE GROWTH EQUITY FUND

OBJECTIVE

The Growth Equity Fund seeks to achieve long-term growth of capital by investing in the securities of companies that we believe will share in the growth of the U.S. economy -- and those of other leading industrialized countries -- over a long period.


INVESTMENT MANAGER


We manage the Growth Equity Fund. We currently use the personnel and facilities of AllianceBernstein L.P. ("AllianceBernstein") for portfolio management, securities selection and transaction services. We are the indirect majority-owners of AllianceBernstein, a limited partnership. We and AllianceBernstein are each registered investment advisers under the Investment Advisers Act of 1940.

AllianceBernstein acts as investment adviser to various separate accounts and general accounts of AXA Equitable and other affiliated insurance companies. AllianceBernstein also provides investment management and advisory services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. Alan Levi is primarily responsible for the day-to-day management of the Growth Equity Fund. Mr. Levi has been a portfolio manager at AllianceBernstein since 1993. The SAI provides additional information about the portfolio manager's compensation, other accounts managed and ownership of securities of the Fund.

As of December 31, 2006, AllianceBernstein had total assets under management of $717 billion. AllianceBernstein's main office is located at 1345 Avenue of the Americas, New York, New York 10105.



INVESTMENT STRATEGIES

The Fund maintains its own portfolio of securities. The Growth Equity Fund invests primarily in common stocks. The Fund generally invests in securities of intermediate and large sized companies, but may invest in stocks of companies of any size. At times the Fund may invest its equity holdings in a relatively small number of issuers, provided that no investment when made causes more than 10% of the Growth Equity Fund's assets to be invested in the securities of one issuer.

The Growth Equity Fund also may invest smaller amounts in other equity-type securities, such as convertible preferred stocks or convertible debt instruments. The Fund also may invest in non-equity investments, including non-participating and non-convertible preferred stocks, bonds and debentures. The Fund also may invest up to 15% of its total assets in foreign securities (securities of established foreign companies without substantial business in the United States.)

The Growth Equity Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments.

A description of the policies and procedures with respect to disclosure of the portfolio securities of the Growth Equity Fund is available in the SAI.


RISKS OF INVESTMENT STRATEGIES

Investing in common stocks and other securities involves the risk that the value of the stocks or securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the Growth Equity Fund's investments - and, therefore, the value of the Fund's units - to fluctuate, and you could lose money.


                                                  Program investment options  13

Market and financial risks are inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer, but affect the way markets, and securities within those markets, perform. Market risks can be described in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations. Important factors associated with the Growth Equity Fund are discussed below.

In addition to large sized companies, the Growth Equity Fund may invest in securities of medium and small sized companies. The securities of small and medium sized, less mature, lesser known companies involve greater risks than those normally associated with larger, more mature, well-known companies. Therefore, consistent earnings may not be as likely in small companies as in large companies.

The Growth Equity Fund runs a risk of increased and more rapid fluctuations in the value of its investments in securities of small or medium sized companies. This is due to the greater business risks of small size and limited product lines, markets, distribution channels, and financial and managerial resources. Historically, the prices of small (less than $5 billion) and medium (between $5 and $25 billion) capitalization stocks and stocks of recently organized companies have fluctuated more than the larger capitalization stocks and the overall stock market. One reason is that small- and medium-sized companies have a lower degree of liquidity in the markets for their stocks, and greater sensitivity to changing economic conditions.


Finally, concentrating the Growth Equity Fund's equity holdings in the stocks of a few companies also increases the risk of loss because a decline in the value of one of these stocks would have a greater impact on the Fund. As of December 31, 2006, the Fund held 18.1% of its net assets in the stocks of four issuers. See Separate Account No. 4 (Pooled) Statement of Investments and Net Assets in the SAI.


Investing in non-equity securities, such as bonds and debentures, involves the risk that the value of these securities held by the Growth Equity Fund - and, therefore, the value of the Fund's units - will fluctuate with changes in interest rates (interest rate risk) and the perceived ability of the issuer to make interest or principal payments on time (credit risk). Moreover, convertible securities, such as convertible preferred stocks or convertible debt instruments, contain both debt and equity features, and may lose significant value in periods of extreme market volatility.


Investing in securities of foreign companies involves additional risks, including risk of loss from changes in the political or economic climate of the countries in which these companies do business. Foreign currency fluctuations, exchange controls or financial instability could cause the value of the Growth Equity Fund's foreign investments to fluctuate. Additionally, foreign accounting, auditing and disclosure standards may differ from domestic standards, and there may be less regulation in foreign countries of stock exchanges, brokers, banks, and listed companies than in the United States. As a result, the Fund's foreign investments may be less liquid and their prices may be subject to greater fluctuations than comparable investments in securities of U.S. issuers.



PORTFOLIO HOLDINGS POLICY FOR THE GROWTH EQUITY FUND


A description of the policies and procedures with respect to disclosure of the portfolio securities of the AllianceBernstein Growth Equity Fund is available in the SAI. Generally, portfolio information is available 15 days after the month end free of charge by calling 1 (866) 642-3127.



14  Program investment options

THE FOREIGN, EQUITY INDEX, EQUITY INCOME, LARGE CAP GROWTH, SMALL CAP GROWTH, SMALL CAP VALUE AND U.S. BOND FUNDS

The Foreign, Equity Index, Equity Income, Large Cap Growth, LifeStrategy Income, LifeStrategy Moderate Growth, Small Cap Growth, Small Cap Value and U.S. Bond Funds each invest in shares of an Underlying Mutual Fund. The investment results you will experience in any one of those investment funds will depend on the investment performance of the Underlying Mutual Funds. The table below shows the names of the Underlying Mutual Funds, their investment objectives, and their advisers.


----------------------------------------------------------------------------------------------------------------------------------
                                                                Underlying Mutual Fund
                               ---------------------------------------------------------------------------------------------------
 Investment Fund                Name                                Objective                            Adviser
----------------------------------------------------------------------------------------------------------------------------------
Foreign Fund                   Templeton                            Long-term                            Templeton Global Advisors
                               Foreign Fund -- Advisor Class        growth of capital                    Limited
----------------------------------------------------------------------------------------------------------------------------------
Equity Index Fund              Vanguard Institutional Index Fund    Track performance of benchmark       The Vanguard Group
                                                                    index that measures investment
                                                                    return of the U.S. large cap
                                                                    equity market.
----------------------------------------------------------------------------------------------------------------------------------
Equity Income Fund             Dodge & Cox Stock Fund               The Fund seeks long-term growth      Dodge & Cox
                                                                    of principal and income.
----------------------------------------------------------------------------------------------------------------------------------
Large Cap Growth Fund          Janus Adviser Forty Fund --          Long-term growth of capital          Janus Capital Management
                               Class S                                                                   LLC
----------------------------------------------------------------------------------------------------------------------------------
LifeStrategy Income Fund       Vanguard LifeStrategy Income         Provide current income and some      The Vanguard Group*
                               Fund                                 capital appreciation.                Mellon Capital Management
                                                                                                         Corporation*
----------------------------------------------------------------------------------------------------------------------------------
LifeStrategy Moderate Growth   Vanguard LifeStrategy Moderate       Provide capital appreciation and     The Vanguard Group*
 Fund                          Growth Fund                          a reasonable level of current        Mellon Capital Management
                                                                    income.                              Corporation*
----------------------------------------------------------------------------------------------------------------------------------
Small Cap Growth Fund          Fidelity Small                       Long-term growth of capital          Fidelity Management &
                               Cap Stock Fund                                                            Research Company (FMR Co.)
----------------------------------------------------------------------------------------------------------------------------------
Small Cap Value Fund           Wells Fargo Advantage Small Cap      Seeks long-term capital              Wells Capital Management,
                               Value Fund -- Class Z                appreciation                         Inc.
----------------------------------------------------------------------------------------------------------------------------------
U.S. Bond Fund                 Western Asset Core Bond              Maximum total return,                Western Asset Management
                               Portfolio --                         consistent with prudent              Company
                               Institutional Class                  investment management
                                                                    and liquidity needs
----------------------------------------------------------------------------------------------------------------------------------


* The Fund benefits from the Investment advisory services provided to the underlying Vanguard funds in which it invests.


Each of the Underlying Mutual Funds has been selected by the ADA Trustees. We have no investment management responsibilities for the Foreign, Equity Index, Equity Income, Large Cap Growth, LifeStrategy Income, LifeStrategy Moderate Growth, Small Cap Growth, Small Cap Value or U.S. Bond Funds. We act in accordance with the investment policies established by the ADA Trustees. Please refer to the prospectuses and SAIs of the Underlying Mutual Funds for a more detailed discussion of investment objectives and strategies, advisers, risk factors and other information concerning the Underlying Mutual Funds.



                                                   Program investment options 15

ADDITIONAL INFORMATION ABOUT THE EQUITY FUNDS


CHANGE OF INVESTMENT OBJECTIVES


We may change the investment objectives of the Foreign, Equity Index, Equity Income, Large Cap Growth, LifeStrategy Income, LifeStrategy Moderate Growth, Small Cap Growth, Small Cap Value and U.S. Bond Funds in consultation with the ADA Trustees and if the New York State Insurance Department approves the change. We may also change the mutual fund or collective investment fund in which any one of these Equity Funds invests in consultation with the Trustees. We can change the investment objectives of the Growth Equity Fund, if the New York State Insurance Department approves the change.



VOTING RIGHTS


If the Fidelity Small Cap Stock Fund, Templeton Foreign Fund, Vanguard Institutional Index Fund, Janus Adviser Forty Fund, Dodge & Cox Stock Fund, Wells Fargo Advantage Small Cap Value Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund or the Western Asset Core Bond Portfolio Fund holds a meeting of shareholders, we will vote shares held in the corresponding Equity Fund in accordance with instructions received from employers, participants or trustees, as the case may be. Shares will be voted in proportion to the voter's interest in the Equity Fund holding the shares as of the record date for the shareholders meeting. We abstain from voting shares if we receive no instructions. Employers, participants or trustees will receive: (1) periodic reports relating to the Underlying Mutual Funds and (2) proxy materials, together with a voting instruction form, in connection with shareholder meetings.



THE GUARANTEED OPTIONS

You can choose from among three different guaranteed options:

o   two GRAs guaranteed by major insurance companies, or

o our Money Market Guarantee Account held in one of our separate accounts and guaranteed by us.

Your investment in a guaranteed option is not regulated by the Securities and Exchange Commission, and the following discussion about the guaranteed options has not been reviewed by the staff of the SEC. The discussion, however, is subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements made.


GUARANTEED RATE ACCOUNTS

You can choose from a GRA that matures in three years (3-year GRA) or a GRA that matures in five years (5-year GRA). Your contributions to the GRAs earn the guaranteed interest rate then in effect when your contribution is credited to your plan account. The interest rate is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. See "Charges and expenses."

You can make new contributions or transfer amounts from other investment options to a GRA at the current guaranteed rate at any time. New guaranteed rates are offered each Wednesday and are available for a seven-day period. You may call the AIMS or access the Website on the Internet to obtain the current GRA rates. You earn interest from the day after your contribution or transfer is credited through the maturity date of the GRA. See "Maturing GRAs" in the SAI for more information. The amount of your contribution and interest that is guaranteed is subject to any penalties applicable upon premature withdrawal. See "Premature Withdrawals and Transfers from a GRA" in the SAI.


RESTRICTIONS ON WITHDRAWALS AND TRANSFERS

As a general matter, prior to a GRA's maturity you may not:

o   remove amounts from a GRA;

o   make transfers from one GRA to another investment option; or

o use GRA amounts to obtain a plan loan, for hardship or in-service withdrawals, to receive benefits from a terminated plan or to transfer amounts to a new plan.

Withdrawals from a GRA may be made before maturity if you are disabled, you attain age 701/2, or you die. Certain other withdrawals from a GRA prior to maturity are permitted, but may be subject to a penalty. See "Premature Withdrawals and Transfers from a GRA" in the SAI.


THE GRA GUARANTEES


Met Life, Inc. ("MetLife") guarantees all contributions allocated to GRAs during a one year period beginning July 19, 2006. These contributions are invested until maturity through two group annuity contracts that MetLife issued to the ADA Trustees. MetLife's home office is at 200 Park Avenue, New York, NY 10166. Founded in 1868, MetLife had assets of approximately $383 billion in its general account as of December 31, 2006. MetLife and its subsidiaries had assets under management as of December 31, 2006 of approximately $528 billion.

The ADA Trustees may arrange for other carriers to provide GRAs at any time. All references in this prospectus and the SAI to the "Guaranteed Rate Accounts" or to a "GRA" or "GRAs" shall be deemed to refer to the GRAs provided by MetLife or any other carrier which previously provided or may in the future provide Program GRAs, as appropriate. All GRAs invested in prior to July 19, 2006, remain invested through maturity with the insurance company that provided that GRA.


Withdrawals, transfers, reallocations on maturity and benefit distributions from GRAs provided by other carriers are subject to AXA Equitable's receipt of the proceeds of such GRA from the other carriers.


MONEY MARKET GUARANTEE ACCOUNT

All contributions to the Money Market Guarantee Account earn the same rate of interest. The rate changes monthly and is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. Contributions may be made at any time and will earn the current rate from the day after the contribution is credited through the end of the month or, if earlier, the day of transfer or withdrawal. Your balance in the Money Market Guarantee Account at the end of the month automatically begins receiving interest at the new rate until transferred or withdrawn. You may call AIMS or access the website on the internet to obtain the current monthly rate.


16  Program investment options

DISTRIBUTIONS, WITHDRAWALS, AND TRANSFERS

You may effect distributions, withdrawals and transfers, without penalty, at any time permitted under your plan. We do not impose penalties on distributions, withdrawals or transfers.


THE MONEY MARKET GUARANTEE ACCOUNT GUARANTEE

We guarantee the amount of your contributions to the Money Market Guarantee Account and the interest credited. We hold assets in our Separate Account No. 43 sufficient to pay all principal and accrued interest under the Money Market Guarantee Account option, less applicable fees, as required by law. Assets we hold in Separate Account No. 43 attributable to ADA participants are available to Program participants who have allocated amounts to the Money Market Guarantee Account. We may not use these amounts to satisfy obligations that may arise out of any other business we conduct. If the assets in Separate Account No. 43 are insufficient to provide for payment of all principal and accrued interest under the Money Market Guarantee Account, we will transfer additional assets into Separate Account No. 43 from AXA Equitable's general account, to make up for any shortfall. We may remove assets from Separate Account No. 43 that are in excess of those attributable to the combined account values of all ADA participants.


CALCULATION OF OUR RATES

The interest rate we credit to the Money Market Guarantee Account approximates:


(1) the average over each calendar year of "domestic prime" money market funds (funds with the highest quality investments); plus

(2) an amount which approximates the average expenses deducted from such funds; less

(3) 0.15% (Administration Fee) and the applicable Program Expense Charge. See "Charges and expenses" later in this prospectus.


On January 1 each year we set an annual minimum interest rate for the Money Market Guarantee Account. The minimum guaranteed interest rate for 2007 is 2.50% (before applicable asset-based fees).



                                                  Program investment options  17

2. How we value your account balance in the Investment Funds

--------------------------------------------------------------------------------

FOR AMOUNTS IN THE EQUITY FUNDS

When you invest in an Equity Fund, your contribution or transfer purchases "units" of that Fund. The unit value on any day reflects the value of the Fund's investments for the day and the charges and expenses we deduct from the Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Fund as of the close of business on the day we receive your contribution or transfer instruction.

On any given day, your account value in any Equity Fund equals the number of the Fund's units credited to your account, multiplied by that day's value for one Fund unit. In order to take deductions from any Equity Fund, we cancel units having a value equal to the amount we need to deduct. Otherwise, the number of your Fund units of any Equity Fund does not change unless you make additional contributions, make a withdrawal, effect a transfer, or request some other transaction that involves moving assets into or out of that Fund option.


HOW WE DETERMINE UNIT VALUE

THE EQUITY FUNDS. We determine the unit value for each Equity Fund at the end of each business day. The unit value for each Fund is calculated by first determining a gross unit value, which reflects only investment performance, and then adjusting it for Fund expenses to obtain the Fund unit value. We determine the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day (for the Growth Equity Fund we also subtract any audit and custodial fees). We calculate the net investment factor as follows:

o First, we take the value of the Fund's assets at the close of business on the preceding business day.

o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.

o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.

The Fund unit value is calculated on every business day by multiplying the Fund unit value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:

(a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month; and

(b) is the charge to the Fund for that month for the daily accrual of fees and other expenses times the number of days since the end of the preceding month.

HOW WE VALUE THE ASSETS OF THE FUNDS

THE GROWTH EQUITY FUND. The assets of the Growth Equity Fund are valued as follows:


o Common stocks listed on national securities exchanges are valued at the last sale price. If on a particular day there is no sale, the stocks are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ Stock Exchange are valued at inside (highest) quoted bid prices.


o Foreign securities not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.

o United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

o Long-term publicly traded corporate bonds (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

o Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

o Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

o Short-term debt securities that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value.

o Option contracts listed on organized exchanges are valued at last sale prices or closing asked prices, in the case of calls, and at quoted bid prices, in the case of puts. The market value of a put or call will usually reflect, among other factors, the market price of the underlying security. When the Fund writes a call option, an amount equal to the premium received by the Fund is included in the Fund's financial statements as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. The current market value of a traded option is the last sale price or, in the absence of a sale, the last offering price. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase or sales transaction, the Fund realizes a gain or loss without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. When an option is exercised,


18 How we value your account balance in the Investment Funds the Fund realizes a gain or loss from the sale of the underlying security, and the proceeds of the sale are increased by the premium originally received, or reduced by the price paid for the option.


OTHER EQUITY FUNDS. The Foreign Fund, Equity Index Fund, Equity Income Fund, Large Cap Growth Fund, LifeStrategy Income Fund, LifeStrategy Moderate Growth Fund, Small Cap Growth Fund, Small Cap Value Fund and U.S. Bond Fund, invest all of their assets in the Templeton Foreign Fund, Vanguard Institutional Index Fund, Dodge & Cox Stock Fund, Janus Adviser Forty Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Fidelity Small Cap Stock Fund, Wells Fargo Advantage Small Cap Value Fund and the Western Asset Core Bond Portfolio, respectively.

The asset value of the Templeton Foreign Fund -- Advisor Class, the Vanguard Institutional Index Fund, the Dodge & Cox Stock Fund, the Janus Adviser Forty Fund -- Class S, the Vanguard LifeStrategy Income Fund, the Vanguard LifeStrategy Moderate Growth Fund, the Fidelity Small Cap Stock Fund, the Wells Fargo Advantage Small Cap Value Fund -- Class Z and the Western Asset Core Bond, Portfolio -- Institutional Class is computed on a daily basis by each of these funds. See the prospectus for each of these Underlying Mutual Funds for information on valuation methodology.



FAIR VALUATION

For the Growth Equity Fund, securities and other assets for which market quotations are not readily available (or for which market quotations may not be reliable) are valued at their fair value under the direction of our investment officers in accordance with accepted accounting practices and applicable laws and regulations. Market quotations may not be readily available if, for example, trading has been halted in the particular security; the security does not trade for an extended period of time; or a trading limit has been imposed.

For the other Funds offered under the Contract which invest in underlying mutual funds, securities and other assets for which market quotations are not readily available (or for which market quotations may not be reliable) are valued at their fair value under policies and procedures established by the applicable underlying mutual fund. For more information, please see each underlying mutual fund prospectus.

The effect of fair value pricing is that securities may not be priced on the basis of quotations from the primary market in which they are traded, but rather may be priced by another method deemed to reflect fair value. Such a policy is intended to assure that the net asset value of a fund fairly reflects security values as of the time of pricing.


                   How we value your account balance in the Investment Funds  19

3. Transfers and access to your account

--------------------------------------------------------------------------------

TRANSFERS AMONG INVESTMENT OPTIONS

You may transfer some or all of your amounts among the investment options if you participate in the Master Plan or the Volume Submitter Plan (together, the "Plans"). Participants in other plans may make transfers as allowed by the plan.


No transfers from the GRAs to other investment options are permitted prior to maturity. Transfers to the GRAs, and to and from the Money Market Guarantee Account and the Growth Equity Fund, are permitted at any time. Transfers to and from the Small Cap Growth Fund, Foreign Fund, Equity Index Fund, Equity Income Fund, Large Cap Growth Fund, LifeStrategy Income Fund, LifeStrategy Moderate Growth Fund, Small Cap Value Fund and U.S. Bond Fund are permitted at any time except if there is any delay in redemptions from the Underlying Mutual Fund. A redemption charge of 2.00% of the amount exchanged will be imposed on amounts held less than a specified period if transferred out of the Small Cap Growth Fund. See "Redemption charge" in "Charges and expenses" later in this prospectus. In addition, we reserve the right to restrict transfers among variable investment funds as described in your contract including limitations on the number, frequency or dollar amount of transfers.

Please see "Investment options" in "Program investment options" for more information about your role in managing your allocations.



DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the Fund or the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the Funds or the underlying portfolios. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a Fund or portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a Fund or portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so investment performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a Fund or portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a Fund or portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Funds or portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than Funds or portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. The prospectuses for the Underlying Mutual Funds provide more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

For the Fund established as a pooled separate account, the portfolio managers review aggregate cash flows on a daily basis. If the portfolio managers consider transfer activity with respect to the account to be disruptive, AXA Equitable reviews contract owner trading activity to identify any potentially disruptive transfer activity. When a contract owner is identified as having engaged in a potentially disruptive transfer under the contract for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potential disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

For the Funds that invest in an Underlying Mutual Fund not affiliated with AXA Equitable, the Underlying Mutual Fund may have its own policies and procedures regarding disruptive transfer activity, which may be different than those applied by AXA Equitable. In most cases, the Underlying Mutual Fund reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive)


20 Transfers and access to your account to the management of that Fund. Please see the prospectus for the Underlying Mutual Fund for information regarding the policies and procedures, if any, employed by that Underlying Mutual Fund and any associated risks of investing in that Fund. If an Underlying Mutual Fund advises us that there may be disruptive transfer activity from our contract owners, we will work with the Underlying Mutual Fund to review contract owner trading activity. If the Fund determines that the trading activity of a particular contract owner is disruptive, we will take action to limit the disruptive trading activity of that contract owner as discussed above.


Contract owners should note that it is not always possible for us and the Underlying Mutual Funds to identify and prevent disruptive transfer activity. Our ability to monitor potentially disruptive transfer activity is limited in particular with respect to certain group contracts. Group annuity contracts may be owned by retirement plans that provide transfer instructions on an omnibus (aggregate) basis, which may mask the disruptive transfer activity of individual plan participants, and/or interfere with our ability to restrict communication services. In addition, because we do not monitor for all frequent trading in the Underlying Mutual Funds at the separate account level, contract owners may engage in frequent trading which may not be detected. Therefore, no assurance can be given that we or the Underlying Mutual Funds will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners/participants may be treated differently than others, resulting in the risk that some contract owners/participants may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.



OUR ACCOUNT INVESTMENT MANAGEMENT SYSTEM ("AIMS") AND OUR INTERNET WEBSITE

Participants may use our automated AIMS, or our internet website to transfer between investment options, obtain account information, change the allocation of future contributions and maturing GRAs and hear investment performance information. To use AIMS, you must have a touch-tone telephone. Our internet website can be accessed at www.axa-equitable.com/ada.

We have established procedures to reasonably confirm the genuineness of instructions communicated to us by telephone when using AIMS and by the internet website. The procedures require personal identification information, including your personal security code ("PSC") number, prior to acting on telephone instructions or accessing information on the internet website, and providing written confirmation of the transfers. We assign a PSC number to you after we receive your completed enrollment form. Thus, we will not be liable for following telephone instructions, or internet instructions, we reasonably believe to be genuine.

We reserve the right to limit access to this service if we determine that you are engaged in a market timing strategy (see "Disruptive transfer activity" above).

A transfer request will be effective on the business day we receive the request. Transfer requests received after the end of a business day will be credited the next business day. We will confirm all transfers in writing.

--------------------------------------------------------------------------------
Generally our business day is any day the New York Stock Exchange is open for trading, and generally ends at 4:00 p.m. Eastern Time. A business day does not include a day we choose not to open due to emergency conditions. We may also close early due to emergency conditions.
--------------------------------------------------------------------------------

PARTICIPANT LOANS

Participant loans are available if the employer plan permits them. Participants must apply for a plan loan through the employer. Loan packages containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives.

Loans are subject to restrictions under Federal tax laws and ERISA. A loan may not be taken from the Guaranteed Rate Accounts prior to maturity. If a participant is married, written spousal consent may be required for a loan.

Generally, the loan amount will be transferred from the investment options into a loan account. The participant must pay the interest as required by Federal income tax rules. If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. Interest paid on a retirement plan loan is not deductible.

CHOOSING BENEFIT PAYMENT OPTIONS

Benefit payments are subject to plan provisions.

The Program offers a variety of benefit payment options for participants in the Plans. (If you are a participant in an individually designed plan, ask your employer for information on benefit payment options under your Plan). Your plan may allow you a choice of one or more of the following forms of distribution:

o   Qualified Joint and Survivor Annuity

o   Lump Sum Payment

o   Installment Payments

o   Life Annuity

o   Life Annuity -- Period Certain

o   Joint and Survivor Annuity

o   Joint and Survivor Annuity -- Period Certain

o   Cash Refund Annuity

All of these options can be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity which are fixed options only.

--------------------------------------------------------------------------------
The amount of each payment in a fixed option remains the same. Variable option payments change to reflect the investment performance of the Growth Equity
Fund.
--------------------------------------------------------------------------------

See "Types of benefits" in the SAI for detailed information regarding each of the benefit payout options, and "Procedures for withdrawals, distributions and transfers" in the SAI.


                                        Transfers and access to your account  21

Fixed annuities are available from insurance companies selected by the Trustees. Upon request, we will provide fixed annuity rate quotes available from one or more such companies. Participants may instruct us to withdraw all or part of their account balance and forward it to the annuity provider selected. Once we have distributed that amount to the company selected, we will have no further responsibility to the extent of the distribution.

We provide the variable annuity options. Payments under variable annuity options reflect investment performance of the Growth Equity Fund.

The minimum amount that can be used to purchase any type of annuity is $5,000. In most cases a variable annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity from AXA Equitable. Annuities purchased from other providers may also be subject to fees and charges.

If you are a participant in an individually-designed plan, ask your employer for information on benefit payment options under your Plan.


SPOUSAL CONSENT

If a participant is married and has an account balance greater than $5,000 (except for amounts contributed to the Rollover Account), federal law generally requires payment (subject to plan rules) of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless you and your spouse have properly waived that form of payment in advance. Please see "Spousal consent requirements" under "Types of benefits" in the SAI.


BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT

Regardless of whether a participant's death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the participant's death and reduces that number by one each subsequent year.

If a participant dies before the entire benefit has been paid, the remaining benefits will be paid to the participant's beneficiary. If a participant dies before he or she is required to begin receiving benefits, the law generally requires the entire benefit to be distributed no more than five years after death. There are exceptions: (1) a beneficiary who is not the participant's spouse may elect payments over his or her life or a fixed period which does not exceed the beneficiary's life expectancy, provided payments begin within one year of death, (2) if the benefit is payable to the spouse, the spouse may elect to receive benefits over his or her life or a fixed period which does not exceed his/her life expectancy beginning any time up to the date the participant would have attained age 701/2 or, if later, one year after the participant's death, or (3) the spouse may be able to roll over all or part of the death benefit to a traditional individual retirement arrangement, an annuity under Section 403(b) of the Code or a governmental employer plan under
Section 457 of the Code. If, at death, a participant was already receiving benefits, the beneficiary must continue to receive benefits, subject to the Federal income tax minimum distribution rules. To designate a beneficiary or to change an earlier designation, a participant must have the employer send us a beneficiary designation form. In some cases, the spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in "Spousal Consent Requirements" under "Types of benefits" in the SAI.

Under the Plans, on the day we receive proof of death, we automatically transfer the participant's account balance in the Equity Funds to the Money Market Guarantee Account unless the beneficiary gives us other written instructions. The balance in the Guaranteed Rate Accounts will remain in the Guaranteed Rate Accounts.


22  Transfers and access to your account

4. The Program

--------------------------------------------------------------------------------

This section explains the ADA Program in further detail. It is intended for employers who wish to enroll in the Program, but contains information of interest to participants as well. You should, of course, understand the provisions of your plan and the Adoption Agreement that define the scope of the Program in more specific terms. References to "you" and "your" in this section are to you in your capacity as an employer. The Program is described in the prospectus solely to provide a more complete understanding of how the investment funds operate within the Program.


The American Dental Association Members Retirement Program consists of several types of retirement plans and three retirement plan Trusts: the Master Trust, the Volume Submitter Retirement Trust and the Pooled Trust. Each of the Trusts invests exclusively in the group annuity contract described in this prospectus and in the group annuity contract funding the GRAs. The Program is sponsored by the ADA, and the Trustees under the Master, Volume Submitter Retirement and Pooled Trusts are the members of the Council on Member Insurance and Retirement Programs of the ADA (the "Trustees" or "ADA Trustees"). The Program had 23,567 participants and $1.49 billion in assets at December 31, 2006.



ELIGIBLE EMPLOYERS

You can adopt the Program if you or at least one of your partners or other shareholders is a member of: (1) the ADA, (2) a constituent or component society of the ADA, or (3) an ADA-affiliated organization. Participation by an affiliated organization must first be approved by the ADA's Council on Insurance.

Our Retirement Program Specialists are available to answer your questions about joining the Program. Please contact us by using the telephone number or addresses listed under "How to reach us -- Information on joining the Program" on the back cover of the prospectus.


SUMMARY OF PLAN CHOICES

You have a choice of three retirement plan arrangements under the Program. You can:

o Choose the Master Plan -- which automatically gives you a full range of services from AXA Equitable. These include your choice of the Program investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Master Plan employers adopt our Master Trust and your only investment choices are from the Investment Options.

--------------------------------------------------------------------------------
The Master Plan is a defined contribution master plan that can be adopted as a profit sharing plan, a defined contribution pension plan, or both. Traditional 401(k), SIMPLE 401(k), and Safe Harbor 401(k) are also available. A Roth 401(k) option is available for all 401(k) plan types.
--------------------------------------------------------------------------------

o Choose the Volume Submitter Plan -- which automatically gives you a full range of services from AXA Equitable and offers the opportunity to utilize a cross-tested plan option. The services include your choice of the Program's investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Volume Submitter Plan, employers adopt the Volume Submitter Retirement Trust and your only investment choices are from the Investment Options.

--------------------------------------------------------------------------------
The Volume Submitter Plan is a defined contribution plan that can be adopted as a profit sharing plan (new comparability or age weighted) with or without
401(k) features. A Roth 401(k) option is available for all 401(k) plan types.
--------------------------------------------------------------------------------

o Maintain your own individually designed plan -- and use the Pooled Trust for investment options in the Program and your own individual investments. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans.

--------------------------------------------------------------------------------
The Pooled Trust is an investment vehicle used with individually designed qualified retirement plans. It can be used for both defined contribution and defined benefit plans. We provide recordkeeping services for plan assets held in the Pooled Trust.
--------------------------------------------------------------------------------

Choosing the right plan depends on your own set of circumstances. We recommend that you review all plan, trust, participation and related agreements with your legal and tax counsel.


GETTING STARTED

If you choose either Plan, you must complete an Adoption Agreement. If you have your own individually designed plan and wish to use the Pooled Trust as an investment vehicle, the trustee of your plan must complete an Adoption Agreement. As an employer, you are responsible for the administration of the plan you choose. Please see "Your responsibilities as employer" in the SAI.


HOW TO MAKE PROGRAM CONTRIBUTIONS

Contributions must be in the form of a check drawn on a bank in the U.S., clearing through the Federal Reserve System, in U.S. dollars, and made payable to The ADA Retirement Trust. All contribution checks should be sent to AXA Equitable at the address shown "For contribution checks only" in the "Information once you join the Program" section under "How to reach us" on the back cover of this prospectus. Third party checks are not acceptable, except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to collection. We reserve the right to reject a payment if it is received in an unacceptable form.

All contributions must be accompanied by a Contribution Remittance form which designates the amount to be allocated to each participant by contribution type and fiscal year to which the contribution will be applied. Contributions are normally credited on the business day that


                                                                 The Program  23
we receive them, provided the remittance form is properly completed and matches the check amount. Contributions are only accepted from the employer. Employees may not send contributions directly to the Program.

There is no minimum amount which must be contributed for investment if you adopt either Plan or if you have your own individually designed plan that uses the Pooled Trust.


ALLOCATING PROGRAM CONTRIBUTIONS

Under the the Plans, participants make all of the investment decisions.

Investment decisions in the individually designed plans are made either by the participant or by the plan trustees, depending on the terms of the plan.

Participants may allocate contributions among any number of Program investment options. Allocation instructions can be changed at any time. If we do not receive adequate instructions, we will allocate your contributions to the Money Market Guarantee Account. You may, of course, transfer to another investment option at any time. Contributions are only accepted for properly enrolled participants.

WHEN TRANSACTION REQUESTS ARE EFFECTIVE. Contributions, as well as transfer requests and allocation changes (not including GRA maturity allocation changes discussed in the SAI), are effective on the business day they are received. In-service distribution requests are also effective on the business day they are received. Benefit payments are subject to plan provisions. Transaction requests received after the end of a business day will be processed the next business day. Processing of any transaction may be delayed if a properly completed form is not received.

Trustee-to-trustee transfers of plan assets are effective the business day after we receive all items we require, including check and mailing instructions, and a plan opinion/IRS determination letter from the new or amended plan or adequate proof of qualified plan status.


DISTRIBUTIONS FROM THE INVESTMENT OPTIONS

Keep in mind two sets of rules when considering distributions or withdrawals from the Program. The first are rules and procedures that apply to the investment options, exclusive of the provisions of your plan. We discuss those in this section. The second are rules specific to your plan. We discuss those "Rules applicable to participant distributions" below. Certain plan distributions may be subject to Federal income tax, and penalty taxes. See "Tax information" later in this prospectus and the SAI.



AMOUNTS IN THE EQUITY FUNDS AND MONEY MARKET GUARANTEE ACCOUNT. These are generally available for distribution at any time, subject to the provisions of your plan. However, there may be a delay for withdrawals from the Small Cap Growth Fund, Foreign Fund, Small Cap Value Fund, U.S. Bond Fund, Equity Index, Equity Income, Large Cap Growth Fund, LifeStrategy Income Fund or LifeStrategy Moderate Growth Fund if there is any delay in redemptions from the related Underlying Mutual Fund. in which they invest. In addition, a 2.00% redemption charge applies on amounts redeemed from the Small Cap Growth Fund if held for less than a specified period. See "Redemption charge" in "Charges and expenses" later in this prospectus.


AMOUNTS IN THE GUARANTEED RATE ACCOUNTS. Withdrawals generally may not be taken from GRAs prior to maturity. See "Guaranteed Rate Accounts."

Payments or withdrawals and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with plan provisions. However, we can defer payments, applications and withdrawals for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets is not reasonably practicable because of an emergency.

If your plan is an employer or trustee-directed plan, you as the employer are responsible for ensuring that there is sufficient cash available to pay benefits.


RULES APPLICABLE TO PARTICIPANT DISTRIBUTIONS

In addition to our own procedures, distribution and benefit payment options under a tax qualified retirement plan are subject to complicated legal requirements. A general explanation of the Federal income tax treatment of distributions and benefit payment options is provided in "Tax information" later in this prospectus and the SAI. You should discuss your options with a qualified financial adviser. Our Account Executives also can be of assistance.

In general, under the Plans, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. Participants in an individually designed plan are eligible for retirement benefits depending on the terms of their plan. See "Choosing benefit payment options" under "Transfers and access to your account" earlier in this prospectus, "Tax information" later in this prospectus and the SAI for more details. For participants who own more than 5% of the business, benefits must begin no later than April 1 of the year after the participant reaches age 701/2. For all other participants, distribution must begin by April 1 of the later of the year after attaining age 701/2 or retirement from the employer sponsoring the plan.

Distributions must be made according to the terms of the plan and rules in the Code and Treasury Regulations. Beginning in 2006, certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and other tax qualified retirement arrangements such as IRAs. These provisions could apply to participants who satisfy required minimum distributions through annual withdrawals instead of receiving annuity payments. For this purpose additional annuity contract benefits may include enhanced death benefits and guaranteed minimum income benefits. Currently we believe that these provisions would not apply to American Dental Association Members Retirement Program contracts because of the type of benefits provided under the contract. However, you should consider the potential implication of these Regulations before you purchase or contribute to this annuity contract.


24  The Program

5. Charges and expenses

--------------------------------------------------------------------------------

You will incur three general types of charges under the Program:

(1) Charges based on the value of your assets in the Trust -- these apply to all amounts invested in the Trust (including installment payout option payments), and do not vary by plan. These are, in general, reflected as reductions in the unit values of the investment funds or as reductions from the rates credited to the guaranteed options.

(2) Plan and transaction charges -- these vary by plan or are charged for specific transactions, and are typically stated in a dollar amount. Unless otherwise noted, these are deducted in fixed dollar amounts by reducing the number of units in the appropriate investment funds and the dollars in the guaranteed options.


(3) Redemption charges on amounts redeemed from the Small Cap Growth Fund if held for less than a specified period. See "Redemption charge" later in this section.


     We deduct amounts for the 3-year or 5-year GRA from your most recent GRA.

     We make no deduction from your contributions or withdrawals for sales expenses.


CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM

PROGRAM EXPENSE CHARGE

We assess the Program expense charge against the combined value of Program assets in the Trust. The purpose of this charge is to cover the expenses that we and the ADA incur in connection with the Program. The current charge is as follows:



-----------------------------------------------
       Annual Program Expense Charge
-----------------------------------------------
 AXA Equitable           ADA          Total
-----------------------------------------------
0.62%                   0.00%        0.62%
-----------------------------------------------



The Program expense charge is determined by negotiation between us and the Trustees. The charge is primarily based on a formula that gives effect to total Program assets allocated to the Trust and the number of plans enrolled in the Program. For the 12 months beginning May 1, 2007, the total Program expense charge is 0.62%.


PROGRAM EXPENSE CHARGE -- INVESTMENT FUNDS AND MONEY MARKET GUARANTEE ACCOUNT

For investment funds, the Program expense charge is calculated based on Program assets in the Trust on January 31 in each year, and is charged at a monthly rate of 1/12 of the relevant annual charge.

PROGRAM EXPENSE CHARGE AND ANNUAL INVESTMENT ACCOUNTING FEE -- GRAS

For GRAs, the Program expense charge is calculated based on Program assets in the Trust on January 31 of each year, and is charged at a constant daily rate of 1/365 of the relevant annual charge until maturity. Subsequent changes in the Program expense charge will not be reflected in the charge against closed GRAs. In addition to the Program expense charge, we charge an annual investment accounting fee of 0.02% on all amounts of Program assets invested in GRAs. This fee is reflected in the interest rates credited to the GRAs and is calculated and charged in the same manner as the Program expense charge.


We apply our portion of the Program expense charge toward the cost of maintenance of the investment funds, promotion of the Program, investment funds and Money Market Guarantee Account, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. The ADA's part of this fee covers developmental and administrative expenses incurred in connection with the Program. The ADA Trustees can direct us to raise or lower the ADA's part of this fee to reflect their expenses in connection with the Program. During 2006 we received $8,919,238 and the ADA received $189,293 under the Program expense charge.



PROGRAM RELATED INVESTMENT MANAGEMENT AND ADMINISTRATION FEES

The computation of unit values for each investment fund also reflects applicable fees charged for investment management and administration. These fees are based on the prior month-end net asset value of the Program assets in the investment funds.


The investment management and administrative fees are paid out of each investment fund's assets. The Growth Equity Fund pays us an investment management fee that varies based on their respective assets. No investment management fees are paid to us by the Foreign Fund, Equity Index Fund, Equity Income Fund, Large Cap Growth Fund, LifeStrategy Income Fund, LifeStrategy Moderate Growth Fund, Small Cap Growth Fund, Small Cap Value Fund or U.S. Bond Fund. An administration fee is based on investment fund assets and is equal to a maximum of 0.15% annually. Each investment fund also incurs other expenses for services such as printing, mailing, legal, and similar items. All of these operating expenses are reflected in each investment fund's unit value.


As part of our administrative functions, we maintain records for all portfolio transactions and cash flow control, calculate unit values, monitor compliance with the New York Insurance Law and supervise custody matters for all the Equity Funds.


OTHER EXPENSES BORNE BY THE INVESTMENT FUNDS AND UNDERLYING MUTUAL FUNDS

Certain other expenses are charged directly to the investment funds. These include SEC filing fees and certain related expenses such as printing of SEC filings, prospectuses and reports, mailing costs, custodians' fees, financial accounting costs, outside auditing and legal expenses, and other costs related to the Program.


                                                        Charges and expenses  25

The Foreign, Equity Index, Equity Income, Large Cap Growth, LifeStrategy Income, LifeStrategy Moderate Growth, Small Cap Growth, Small Cap Value and U.S. Bond Funds purchase and redeem shares in the Templeton Foreign Fund -- Advisor Class, Vanguard Institutional Index Fund, Dodge & Cox Stock Fund, Janus Adviser Forty Fund -- Class S, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Fidelity Small Cap Stock Fund, Wells Fargo Advantage Small Cap Value Fund -- Class Z and Western Asset Core Bond Portfolio-Institutional Class, respectively, at net asset value. The net asset value reflects charges for management, audit, legal, shareholder services, transfer agent and custodian fees. For a description of charges and expenses assessed by the Templeton Foreign Fund -- Advisor Class, Vanguard Institutional Index Fund, Dodge & Cox Stock Fund, Janus Adviser Forty Fund -- Class S, Fidelity Small Cap Stock Fund, Wells Fargo Advantage Small Cap Value Fund -- Class Z, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund and Western Asset Core Bond Portfolio -- Institutional Class, which are indirectly borne by the Funds, please refer to the prospectuses for each of these Underlying Mutual Funds.



PLAN AND TRANSACTION EXPENSES


MASTER AND VOLUME SUBMITTER PLANS AND INDIVIDUALLY-DESIGNED PLAN FEES

RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee from each participant's Account Balance. This fee is:


------------------------------------------------------
Master Plan and Volume Submitter   $3 per quarter
   Plan participants
------------------------------------------------------
Investment Only                    $1 per quarter
------------------------------------------------------

ENROLLMENT FEE. We charge an employer a non-refundable enrollment fee of $25 for each participant enrolled under its plan. If we do not maintain individual participant records under an individually-designed plan, we instead charge the employer $25 for each plan or trust. If the employer fails to pay these charges, we may deduct the amount from subsequent contributions or from participants' account balances.


INDIVIDUAL ANNUITY CHARGES

ANNUITY ADMINISTRATIVE CHARGE. If a participant elects a variable annuity payment option, we deduct a $350 charge from the amount used to purchase the annuity. This charge reimburses us for administrative expenses associated with processing the application for the annuity and issuing each month's annuity payment. The minimum amount that can be converted to an annuity, so that the charge would apply, is $5,000. Annuities purchased from other providers may also be subject to fees and charges.


REDEMPTION CHARGE. If AXA Equitable effects certain types of benefit distributions, or withdrawals, or transfers from amounts the participant has allocated to the Small Cap Growth Fund, any portion of the amount redeemed attributable to shares held in the Fund for less than 90 days is subject to a 2.00% redemption charge. This charge is a "short-term" trading fee imposed by the Fidelity Small Cap Stock Fund and will be deducted from the amount redeemed from the participant's account value at the time of the transaction and remitted to the Fidelity Small Cap Stock Fund.



CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain applicable taxes that may be imposed on us, such as our state premium tax. Currently, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed on us varies by state and ranges from 0% to 1%.

We reserve the right to deduct any applicable charges such as our premium taxes from each contribution or from distributions or upon termination of your contract. If we have deducted any applicable tax charges from contributions, we will not deduct a charge for the same taxes later. If, however, an additional tax is later imposed on us when you make a partial or full withdrawal, or your contract is terminated, or you begin receiving annuity payments, we reserve the right to deduct a charge at that time.


GENERAL INFORMATION ON FEES AND CHARGES


We may change our investment management fees if we give the ADA Trustees 90 days notice and comply with the conditions of our group annuity contract. We may change the other fees and charges described above at any time with the ADA's consent. During 2006 we received total fees and charges under the Program of $11,427,561.



26  Charges and expenses

6. Tax information

--------------------------------------------------------------------------------

In this section, we briefly outline current federal income tax rules relating to the adoption of the Program, contributions to the Program and distributions to participants under qualified retirement plans. Certain other information about qualified retirement plans appears here and in the SAI.


Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect annuity contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of an annuity contract. We cannot predict, what, if any, legislation will actually be proposed or enacted that may affect annuity contracts.

We cannot provide detailed information on all tax aspects of the Program, plans and contracts. Moreover, the tax aspects that apply to a particular person's situation may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Rights or values under plans or contracts, or payments under plans or contracts, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.



BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

Annuity contracts can be purchased in connection with retirement plans qualified under Code section 401. How these arrangements work, including special rules applicable to each, are described in the SAI. You should be aware that the funding vehicle for a qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as the selection of investment funds and guaranteed options and choices of pay-out options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.


INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS

In this section, the word "you" refers to the plan participant.

Amounts distributed to a participant from a qualified plan are generally subject to Federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.


If an employer's 401(k) plan permits, an employee may designate some or all of elective deferral contributions as "designated Roth contributions", which are made on a post-tax basis to the 401(k) arrangement. Designated Roth contributions must be separately accounted for. If certain timing and distribution event requirements are satisfied, distributions from a designated Roth contribution account under a 401(k) plan will be tax-free. The earliest a qualified distribution from a designated Roth contribution account could be made is 2011. Therefore, earnings attributable to a distribution from a designated Roth account may be includible in income. Distributions from a designated Roth contribution account may be rolled over to other designated Roth contribution accounts under 401(k) plans or to Roth IRAs.


ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan or traditional individual retirement arrangement ("IRA"), an annuity under Section 403(b) of the Code or a governmental employer plan under Section 457 of the Code, or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory Federal income tax withholding will apply unless the distribution is directly rolled over to a qualified plan, 403(b) plan, governmental employer Section 457 plan or a traditional IRA. See "Eligible rollover distributions and federal income tax withholding" in the SAI for a more detailed discussion.

ANNUITY OR INSTALLMENT PAYMENTS. Each payment you receive is ordinary income for tax purposes, except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you had to include in gross income in prior years. You may exclude from gross income a portion of each annuity or installment payment you receive. If you (and your survivor) continue to receive payments after you have received your cost basis in the contract, all amounts will be taxable.

IN-SERVICE WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each withdrawal attributable to cost basis is not taxable. The portion of each withdrawal attributable to earnings is taxable. Withdrawals are taxable only after they exceed your cost basis if they are attributable to your pre-January 1, 1987 contributions under plans that permitted those withdrawals as of May 5, 1986. Amounts that you include in gross income under this rule may also be subject to the additional 10% penalty tax on premature distributions described below. In addition, 20% mandatory Federal income tax withholding may also apply.

PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 591/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other eligible retirement plan.


                                                             Tax information  27

The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions beginning after separation from service in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you and your beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions you use to pay deductible medical expenses.

WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly rolled over to a qualified plan, Section 403(b) plan, governmental employer plan under
Section 457 of the Code or a traditional IRA. If a distribution is not an eligible rollover distribution, the recipient may elect out of withholding. The rate of withholding depends on the type of distribution. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI. Under the Plans, we will withhold the tax and send you the remaining amount. Under an individually designed plan, we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding Federal income tax upon distributions to you or your beneficiary.


28  Tax information

7. More information

--------------------------------------------------------------------------------

ABOUT PROGRAM CHANGES OR TERMINATIONS

AMENDMENTS. The group annuity contract has been amended in the past and we and the Trustees may agree to amendments in the future. No future change can affect annuity benefits in the course of payment. If certain conditions are met, we may: (1) terminate the offer of any of the investment options and transfer any amounts in that investment option to another option and (2) offer new investment options with different terms.


TERMINATION. We or the ADA Trustees may terminate the group annuity contract upon 24 months' written notice. If the contract is terminated, we will not accept any further contributions or perform any recordkeeping functions after the date of termination. We then would make arrangements with the ADA Trustees with respect to the assets held in the investment options that we provide, subject to the following:

o the ADA Trustees could, upon 12 months' written notice, transfer assets from the Money Market Guarantee Account in 12 monthly installments over a one-year period of time commencing at the end of the 12-month notice period; however, during that time participants would be permitted to make transfers to funding vehicles provided by another financial institution (other than a money market fund or similar investment); and


o   amounts allocated to the GRAs would be held until maturity.

If the ADA Trustees make arrangements with us, you may be able to continue to invest amounts in the investment options that we provide and elect payment of benefits through us.


IRS DISQUALIFICATION

If your plan is found not to qualify under the Internal Revenue Code, we may:
(1) return the plan's assets to the employer (in our capacity as the plan administrator) or (2) prevent plan participants from investing in the separate accounts.


ABOUT THE SEPARATE ACCOUNTS

Each investment fund is one or part of one of our separate accounts. We established the separate accounts under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our investment funds for owners of our variable annuity contracts, including our group annuity contracts with the ADA Trustees. The results of each separate account's operations are accounted for without regard to AXA Equitable's, or any other separate account's, operating results. We are the legal owner of all of the assets in the separate accounts and may withdraw any amounts we have in the separate accounts that exceed our reserves and other liabilities under variable annuity contracts. The amount of some of our obligations is based on the assets in the separate accounts. However, the obligations themselves are obligations of AXA Equitable. We reserve the right to take certain actions in connection with our operations and the operations of the investment funds as permitted by applicable law, If necessary, we will seek approval by participants in the ADA Program.

The separate accounts that we call the Growth Equity, Small Cap Growth and Foreign Funds commenced operations in 1968, 1995 and 1992, respectively. The Small Cap Growth Fund, which was part of our Separate Account No. 3 (Pooled), was transferred on December 1, 1995 to Separate Account No. 200. Separate Account No. 206 has nine subaccounts that we call the Equity Income Fund and the Large Cap Growth Fund, both established in 1999; the Small Cap Value Fund and the U.S. Bond Fund, both established in 2002, the Equity Index Fund established in 1994, as well as the LifeStrategy Income Fund and the LifeStrategy Moderate Growth Fund, established in 2005. Because of exclusionary provisions, none of the investment funds is subject to regulation under the Investment Company Act of 1940. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

The Foreign, Equity Index, Equity Income, Large Cap Growth, LifeStrategy Income, LifeStrategy Moderate Growth, Small Cap Growth, Small Cap Value and U.S. Bond funds are used exclusively in the ADA Program. The Growth Equity Fund is a "pooled" fund that is used to fund benefits under the ADA Program and other group annuity contracts, agreements, and tax-deferred retirement programs we administer.

ABOUT THE GENERAL ACCOUNT

Our general account supports all of our policy and contract guarantees, including those that apply to the guaranteed interest option and the fixed maturity options and the account for special dollar cost averaging, as well as our general obligations.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940. The market value adjustment interests under the contracts, which are held in a separate account, are issued by AXA Equitable and are registered under the Securities Act of 1933. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account . The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered


                                                            More information  29
material with respect to a contract owner's interest in the separate accounts, nor would any of these proceedings be likely to have a material adverse effect upon the separate accounts, our ability to meet our obligations under the Program, or the distribution of group annuity contract interests under the Program.


FINANCIAL STATEMENTS


The financial statements of Separate Accounts 4, 191, 200 and 206, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The SAI is available free of charge. You may request one by writing to our Processing Office or calling 1-800-523-1125.



DISTRIBUTION OF THE CONTRACTS

AXA Equitable performs all marketing and service functions under the contract. No sales commissions are paid with respect to units of interest in any of the separate accounts available under the contract; however, incentive compensation is paid to AXA Equitable employees performing these functions, based upon sales and the amount of first year plan contributions, as discussed in the SAI. The offering of the units is continuous.


REPORTS WE PROVIDE AND AVAILABLE INFORMATION

We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.

As permitted by the SEC's rules, we omitted certain portions of the registration statement filed with the SEC from this prospectus and the SAI. You may obtain the omitted information by: (1) requesting a copy of the registration statement from the SEC's principal office in Washington, D.C., and paying prescribed fees, or (2) by accessing the EDGAR Database at the SEC's website at http://www.sec.gov.


ACCEPTANCE

The employer or plan sponsor, as the case may be: (1) is solely responsible for determining whether the Program is a suitable funding vehicle and (2) should carefully read the prospectus and other materials before entering into an Adoption Agreement.


30  More information

Appendix I -- Condensed financial information

--------------------------------------------------------------------------------


These selected per unit data and ratios for the years ended December 31, 1997 through December 31, 2006 have been derived from the financial statements audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. The financial statements of each of the Funds as well as the consolidated financial statements of AXA Equitable are contained in the SAI. Information is provided for the period that each Fund has been available under the Program, but not longer than ten years.


GROWTH EQUITY FUND: Separate Account No. 4 (Pooled)


-------------------------------------------------------------------------------------------------------------
                         Income and Expenses                               Capital Changes
              ----------------------------------------- -----------------------------------------------------
                                                             Net
                                                           Realized
                                                             And
                                                          Unrealized        Net       Net Asset     Net Asset
                                                            Gains       Increase      Value At     Value At
                                        Net Investment   (Losses) On   (Decrease)    Beginning      End Of
  Year Ended                Expenses        Income       Investments     In Unit     Of Period      Period
   Dec. 31,      Income    (Note A)         (Loss)         (Note B)       Value       (Note C)     (Note D)
-------------------------------------------------------------------------------------------------------------
    2006       $  2.60     $(3.90)        $(1.30)         $  (3.01)     $  (4.31)    $  386.86    $  382.55
    2005          1.63      (3.66)         (2.03)            42.15         40.12        346.74       386.86
    2004          1.45      (3,43)         (1.98)            46.54         44.56        302.18       346.74
    2003          1.21      (2.84)         (1.63)            80.05         78.42        223.76       302.18
    2002          1.05      (2.91)         (1.86)           (84.61)       (86.47)       310.23       223.76
    2001          1.52      (3.56)         (2.04)           (70.04)       (72.08)       382.31       310.23
    2000          1.84      (4.26)         (2.42)           (76.46)       (78.88)       461.19       382.31
    1999          2.08      (4.04)         (1.96)           119.97        118.01        343.18       461.19
    1998          1.84      (3.64)         (1.80)           ( 9.63)       (11.43)       354.61       343.18
    1997          1.77      (3.38)         (1.61)            75.28         73.67        280.94       354.61
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
                                             Operating Statistics
                           ---------------------------------------------------------
                                            Ratio of Net     Number Of
                              Ratio Of     Investment        Units
                             Operating        Income       Outstanding
                            Expenses To      (Loss) To      At End of      Portfolio
                            Average Net     Average Net      Period        Turnover
      Year Ended Dec. 31,     Assets         Assets       (In 000's)         Rate
--------------------------------------------------------------------------------------
           2006               1.04%           (.35)%            652         55%
           2005               1.04            (.58)             759         49
           2004               1.08            (.62)             818         60
           2003               1.10            (.63)             827         51
           2002               1.12            (.72)             817         39
           2001               1.08            (.62)             899        132
           2000               1.04            (.59)             968         48
           1999               1.05            (.51)           1,060         72
           1998               1.05            (.52)           1,296         71
           1997               1.07            (.51)           1,386         62
--------------------------------------------------------------------------------------


NOTES: See next page.


                               Appendix I -- Condensed financial information A-1

A. Enrollment, annual administration and actuarial and quarterly record maintenance and report fees are not included above and did not affect any unit values. Defined benefit plan annual administration and actuarial and quarterly record maintenance and report fees reduced the number of Fund units credited to participants; enrollment fees were generally deducted from contributions to the Program.

B. See Note 2 to Financial Statements of Separate Account No. 4 (Pooled), which may be found in the SAI.

C. The Program became available beginning on January 1, 1968. The value for a Growth Equity Fund unit was established at $10.00 on that date.

D. Income, expenses, gains and losses shown above pertain only to ADA participants' accumulations attributable to the Program. Other plans also participate in the Growth Equity Fund and may have operating results and other supplementary data different from those shown above.

EQUITY INCOME FUND, FOREIGN FUND, EQUITY INDEX FUND, LARGE CAP GROWTH FUND, LIFESTRATEGY INCOME FUND, LIFESTRATEGY MODERATE GROWTH FUND, SMALL CAP GROWTH FUND, SMALL CAP VALUE FUND, U.S. BOND FUND:
SEPARATE ACCOUNT NOS. 200, 191 AND 206

Unit values and number of units outstanding for these Funds are shown below.


-----------------------------------------------------------------------------------------------------
                                                       For the years ending December 31,
                                         ------------------------------------------------------------
                                              1997        1998         1999      2000       2001
-----------------------------------------------------------------------------------------------------
 EQUITY INCOME FUND
-----------------------------------------------------------------------------------------------------
  Unit Value                                    --          --      $   8.92   $  9.93    $  9.68
-----------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)           --          --          475       784      1,519
-----------------------------------------------------------------------------------------------------
 FOREIGN FUND
-----------------------------------------------------------------------------------------------------
  Unit Value                                $ 17.69     $ 16.70     $  23.08   $ 22.07    $ 20.17
-----------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)         5,170       4,336        3,895     3,661      3,404
-----------------------------------------------------------------------------------------------------
 EQUITY INDEX
-----------------------------------------------------------------------------------------------------
  Unit Value                                    --          --           --        --         --
-----------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)           --          --           --        --         --
-----------------------------------------------------------------------------------------------------
 LARGE CAP GROWTH FUND
-----------------------------------------------------------------------------------------------------
  Unit Value                                    --          --      $  12.50   $  9.43    $  4.76
-----------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)           --          --          834     3,901      4,664
-----------------------------------------------------------------------------------------------------
 LIFESTRATEGY INCOME FUND
-----------------------------------------------------------------------------------------------------
  Unit Value                                    --          --           --        --         --
-----------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)           --          --           --        --         --
-----------------------------------------------------------------------------------------------------
 LIFESTRATEGY MODERATE GROWTH FUND
-----------------------------------------------------------------------------------------------------
  Unit Value                                    --          --           --        --         --
-----------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)           --          --           --        --         --
-----------------------------------------------------------------------------------------------------
 SMALL CAP GROWTH FUND
-----------------------------------------------------------------------------------------------------
  Unit Value                                $ 58.07     $ 71.77     $ 106.99   $ 79.26    $ 58.36
-----------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)         2,295       2,348        2,295     2,673      2,542
-----------------------------------------------------------------------------------------------------
 SMALL CAP VALUE FUND
-----------------------------------------------------------------------------------------------------
  Unit Value                                    --          --           --        --         --
-----------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)           --          --           --        --         --
-----------------------------------------------------------------------------------------------------
 U.S. BOND FUND
-----------------------------------------------------------------------------------------------------
  Unit Value                                    --          --           --        --         --
-----------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)           --          --           --        --         --
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                          For the years ending December 31,
                                          -----------------------------------------------------------------------
                                            2002       2003        2004        2005        2006        Date
-----------------------------------------------------------------------------------------------------------------
 EQUITY INCOME FUND                                                                                   7/7/99
-----------------------------------------------------------------------------------------------------------------
  Unit Value                              $  8.35    $ 10.49     $ 11.67     $ 12.25     $ 14.34
-----------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)       1,827      2,134        2.605      3,147       3,936
-----------------------------------------------------------------------------------------------------------------
 FOREIGN FUND                                                                                         3/2/92
-----------------------------------------------------------------------------------------------------------------
  Unit Value                              $ 18.28    $ 23.67     $ 27.76     $ 30.58     $ 36.48
-----------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)       3,418      3,391       3,485       3,710       3,968
-----------------------------------------------------------------------------------------------------------------
 EQUITY INDEX                                                                                        4/29/05
-----------------------------------------------------------------------------------------------------------------
  Unit Value                                  --         --          --      $ 27.98     $ 31.13
-----------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)         --         --          --       6,148       5,791
-----------------------------------------------------------------------------------------------------------------
 LARGE CAP GROWTH FUND                                                                               10/25/99
-----------------------------------------------------------------------------------------------------------------
  Unit Value                              $  2.77    $  3.43     $  4.00     $  4.55     $  4.98
-----------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)       4,948      5,557       7,462       9,858      10,019
-----------------------------------------------------------------------------------------------------------------
 LIFESTRATEGY INCOME FUND                                                                            4/29/05
-----------------------------------------------------------------------------------------------------------------
  Unit Value                                  --         --          --      $ 16.87     $ 18.05
-----------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)         --         --          --       1,436       1,334
-----------------------------------------------------------------------------------------------------------------
 LIFESTRATEGY MODERATE GROWTH FUND                                                                   4/29/05
-----------------------------------------------------------------------------------------------------------------
  Unit Value                                  --         --          --      $ 20.71     $ 23.28
-----------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)         --         --          --       6,106       5,966
-----------------------------------------------------------------------------------------------------------------
 SMALL CAP GROWTH FUND                                                                               12/1/95
-----------------------------------------------------------------------------------------------------------------
  Unit Value                              $ 37.38    $ 48.91     $ 55.26     $ 59.31     $ 66.20
-----------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)       2,423      2,537       2,541       2,333       2,265
-----------------------------------------------------------------------------------------------------------------
 SMALL CAP VALUE FUND                                                                                7/22/02
-----------------------------------------------------------------------------------------------------------------
  Unit Value                              $ 10.23    $ 14.99     $ 17.85     $ 20.38     $ 22.87
-----------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)         207      1,235       2,016       2,590       2,952
-----------------------------------------------------------------------------------------------------------------
 U.S. BOND FUND                                                                                      7/22/02
-----------------------------------------------------------------------------------------------------------------
  Unit Value                              $ 10.53    $ 11.22     $ 11.68     $ 11.83     $ 12.45
-----------------------------------------------------------------------------------------------------------------
  Number of units outstanding (000's)         566      1,073       1,567       1,945       1,875
-----------------------------------------------------------------------------------------------------------------


A-2 Appendix I -- Condensed financial information

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                            Page

Who is AXA Equitable?                                                        2

The Program                                                                  2
Types of benefits                                                            4
Provisions of the Plans                                                      5
Investment restrictions applicable to the Growth Equity Fund                 8
Portfolio holdings policy for the Pooled Separate Account                    8
Growth Equity Fund transactions                                              9

Investment management fee                                                   10
Portfolio manager(s) information (Growth Equity Fund)                       11
Investment professional conflicts of interest disclosure                    11
Portfolio Manager compensation                                              12
Distribution of the contracts                                               13
Custodian and independent registered public accounting firm                 13
Our management                                                              14

Financial statements                                                     FSA-1


CLIP AND MAIL TO US TO RECEIVE A STATEMENT OF ADDITIONAL INFORMATION

To: AXA Equitable Life Insurance Company
    Box 2486 G.P.O.
    New York, NY 10116

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Please send me a copy of the Statement of Additional Information for the American Dental Association Members Retirement Program Prospectus dated May 1, 2007.



--------------------------------------------------------------------------------
Name:


--------------------------------------------------------------------------------
Address:


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Copyright 2007 by AXA Equitable Life Insurance Company. All rights reserved.

Members Retirement Program


PROSPECTUS DATED MAY 1, 2007


--------------------------------------------------------------------------------

Please read this prospectus and keep it for future reference. It contains important information you should know before participating in the Program or allocating amounts under the contract.


ABOUT THE MEMBERS RETIREMENT PROGRAM


The Program provides members of certain groups and other eligible persons several plans for the accumulation of retirement savings on a tax-deferred basis. Through trusts ("trusts") maintained under these plans, you can allocate contributions among the investment options offered under the Program. There are currently 28 investment options under the Program including: 3-year and 5-year Guaranteed Rate Accounts and the Money Market Guarantee Account (the "guaranteed options"), and 25 investment funds (the "Funds").



WHAT IS THE MEMBERS RETIREMENT PROGRAM CONTRACT?

The Members Retirement Program contract is a group annuity contract issued by AXA Equitable Life Insurance Company. Contributions to the trusts maintained under the plans will be allocated among our investment funds and guaranteed options in accordance with participant instructions.



--------------------------------------------------------------------------------
 Investment options
--------------------------------------------------------------------------------
 Asset Allocation
--------------------------------------------------------------------------------
o AllianceBernstein Balanced                o AXA Moderate-Plus Allocation(1)(*)
o AXA Aggressive Allocation(1)              o Target 2015 Allocation
o AXA Conservative Allocation(1)            o Target 2025 Allocation
o AXA Conservative-Plus Allocation(1)(*)    o Target 2035 Allocation
o AXA Moderate Allocation(1)                o Target 2045 Allocation
--------------------------------------------------------------------------------
  Cash Equivalents
--------------------------------------------------------------------------------
o Money Market Guarantee Account

--------------------------------------------------------------------------------
  International Stocks
--------------------------------------------------------------------------------
o EQ/AllianceBernstein International        o EQ/Van Kampen Emerging Markets
o EQ/Capital Guardian International+          Equity
--------------------------------------------------------------------------------
  Investment Grade Bonds
--------------------------------------------------------------------------------
o Guaranteed Rate Accounts                  o EQ/PIMCO Real Return
o EQ/AllianceBernstein Intermediate
  Government Securities
--------------------------------------------------------------------------------
 Large Cap Blend
--------------------------------------------------------------------------------
o EQ/Capital Guardian Research              o EQ/Equity 500 Index
o EQ/Capital Guardian U.S. Equity++
--------------------------------------------------------------------------------
 Large Cap Growth
--------------------------------------------------------------------------------
o AllianceBernstein Growth Equity Fund(2)   o EQ/MFS Emerging Growth Companies+
o EQ/Calvert Socially Responsible
--------------------------------------------------------------------------------
 Large Cap Value
--------------------------------------------------------------------------------
o EQ/AllianceBernstein Value
--------------------------------------------------------------------------------
 Mid Cap
--------------------------------------------------------------------------------
o AllianceBernstein Mid Cap Growth          o EQ/FI Mid Cap Value+
  Fund
--------------------------------------------------------------------------------
 Small Cap
--------------------------------------------------------------------------------
o EQ/Small Company Index
--------------------------------------------------------------------------------
 Small Cap Value
--------------------------------------------------------------------------------
o EQ/GAMCO Small Company Value
--------------------------------------------------------------------------------
  Specialty
--------------------------------------------------------------------------------
o Multimanager Technology**
--------------------------------------------------------------------------------



(1) The "AXA Allocation" Portfolios

(2) There is no capitalization constraint on this Fund. The capitalization size of the Fund is driven by stock selection. Currently, the Fund may be considered to be large capitalization.

(*) This investment option will be available on or about July 1, 2007, subject to regulatory approval.

** This is the investment option's new name effective on or about May 29, 2007, subject to regulatory approval. Please see "Portfolios of the Trusts" in "Investment Options" later in this Prospectus for the investment option's former name.

+ This investment option's name, investment objective and sub-adviser will change on or about May 29, 2007, subject to regulatory approval. See the supplement included with this Prospectus for more information.

++ Please see the supplement included with this Prospectus regarding the planned merger of this investment option.

The AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds are managed by AXA Equitable. Each of the other Funds invests in shares of a corresponding portfolio ("Portfolio") of AXA Premier VIP Trust and EQ Advisors Trust (the "Trusts"). You should also read the prospectuses for the Trusts and keep them for future reference.


GUARANTEED OPTIONS. The guaranteed options we offer include a 3-year Guaranteed Rate Account and 5-year Guaranteed Rate Account, and the Money Market Guarantee Account.


We have filed registration statements relating to this offering with the Securities and Exchange Commission. A Statement of Additional Information ("SAI"), dated May 1, 2007, which is part of one of the registration statements, is available free of charge upon request by writing to us or calling us toll-free. The SAI has been incorporated by reference into this prospectus. The table of contents for the SAI and a request form to obtain the SAI appear at the end of this prospectus. You may also obtain a copy of this prospectus and the SAI through the SEC website at www.sec.gov. The SAI is available free of charge. You may request one by writing to our Processing Office at The Members Retirement Program, c/o AXA Equitable, Box 2011, Secaucus, NJ 07096 or calling 1-800-523-1125.


The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The securities are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.


Copyright 2007 by AXA Equitable Life Insurance Company. 1290 Avenue of the Americas, New York, New York 10104. All rights reserved.

                                                                      x01581/MRP

Contents of this prospectus
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MEMBERS RETIREMENT PROGRAM
--------------------------------------------------------------------------------
Index of key words and phrases                                               4
Who is AXA Equitable?                                                        5
How to reach us                                                              6
The Program at a glance -- key features                                      7
Employer choice of retirement plans                                          7
Plan features                                                                7
The Contract at a glance -- key features                                     8

--------------------------------------------------------------------------------
FEE TABLE                                                                    9
--------------------------------------------------------------------------------
Examples                                                                    11
Condensed financial information                                             12
Financial statements of investment funds                                    12

--------------------------------------------------------------------------------
1. INVESTMENT OPTIONS                                                       13
--------------------------------------------------------------------------------
The Funds                                                                   13

The Trusts                                                                  15

Risks of investing in the Funds                                             19
Additional information about the Funds                                      20
The guaranteed options                                                      20

--------------------------------------------------------------------------------
2. HOW WE VALUE YOUR ACCOUNT BALANCE IN THE FUNDS                           22
--------------------------------------------------------------------------------
For amounts in the Funds                                                    22
How we determine the unit value                                             22
How we value the assets of the Funds                                        22

--------------------------------------------------------------------------------
3. TRANSFERS AND ACCESS TO YOUR ACCOUNT                                     24
--------------------------------------------------------------------------------
Transfers among investment options                                          24
Disruptive transfer activity                                                24
Our Account Investment Management System (AIMS) and our internet website    25
Participant loans                                                           25
Choosing benefit payment options                                            25
Spousal consent                                                             26
Benefits payable after the death of a participant                           26

----------------------
When we use the words "we," "us" and "our," we mean AXA Equitable. Please see the index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained.

When we address the reader of this prospectus with words such as "you" and "your," we generally mean the individual participant in one or more of the plans available in the Program unless otherwise explained. For example, "The Program" section of the prospectus is primarily directed at the employer.

"You" and "your" also can refer to the plan participant when the contract owner has instructed us to take participant in plan instructions as the contract owner's instructions under the contract, for example "Transfers and access to your account."


2  Contents of this prospectus

--------------------------------------------------------------------------------
4. THE PROGRAM                                                              27
--------------------------------------------------------------------------------
Summary of plan choices                                                     27
Getting started                                                             27
How to make Program contributions                                           27
Allocating Program contributions                                            28
Distributions from the investment options                                   28
Rules applicable to participant distributions                               28

--------------------------------------------------------------------------------
5. CHARGES AND EXPENSES                                                     30
--------------------------------------------------------------------------------
Charges based on amounts invested in the Program                            30
Plan and transaction expenses                                               30
Individual annuity charges                                                  30
Charges for state premium and other applicable taxes                        30
Fees paid to associations                                                   31
General information of fees and charges                                     31

--------------------------------------------------------------------------------
6. TAX INFORMATION                                                          32
--------------------------------------------------------------------------------
Buying a contract to fund a retirement arrangement                          32
Income taxation of distributions to qualified plan participants             32

--------------------------------------------------------------------------------
7. MORE INFORMATION                                                         34
--------------------------------------------------------------------------------
About Program changes or terminations                                       34
IRS disqualification                                                        34
About the separate accounts                                                 34
About the general account                                                   34
About legal proceedings                                                     34
Financial statements                                                        34
About the trustee                                                           34
Distribution of the contracts                                               34
Reports we provide and available information                                35
Acceptance                                                                  35

--------------------------------------------------------------------------------
APPENDIX
--------------------------------------------------------------------------------
I -- Condensed financial information                                       A-1

--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION
     TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                  Contents of this prospectus  3

Index of key words and phrases

--------------------------------------------------------------------------------

Below is an index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained. This index should help you locate more information on the terms used in this prospectus.



                                        Page
   AIMS                                   25
   AXA Equitable                           5
   beneficiary                            26
   benefit payment options                25
   business day                           25
   contract                               27
   corresponding portfolio       front cover
   disruptive transfer activity           24
   eligible rollover distributions        32
   fair valuation                         23
   GRAs                                   20
   guaranteed options                     20
   individually designed plan             27
   IRA                                    32
   investment funds              front cover
   investment options                     13
   market timing                          24
   Master Trust                           27
   Money Market Guarantee Account         21
   Pooled Trust                           27
   Program                                27
   Roth 401(k)                             7
   separate accounts                      34
   Trusts                        front cover
   unit value                             22
   unit                                   22
   Volume Submitter Plan                  27
   Volume Submitter Retirement Trust      27
   3-year GRA                             20
   5-year GRA                             20


4  Index of key words and phrases

Who is AXA Equitable?

--------------------------------------------------------------------------------

We are AXA Equitable Life Insurance Company ("AXA Equitable") (until 2004, The Equitable Life Assurance Society of the United States), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc., a holding company, which is itself an indirect, wholly-owned subsidiary of AXA. AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings Inc. and AXA Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the contracts. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.


AXA Financial, Inc. and its consolidated subsidiaries managed approximately $795 billion in assets as of December 31, 2006. For more than 100 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.



                                                        Who is AXA Equitable?  5

HOW TO REACH US


You may communicate with our Processing Office as listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically may be unavailable or delayed (for example our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.


You can reach us as indicated below to obtain:


o Copies of any plans, trusts, adoption agreements, or enrollment or other forms used in the Program.


o   Unit values and other account information under your plan,

o Any other information or materials that we provide in connection with the Program.


INFORMATION ON JOINING THE PROGRAM

--------------------------------------------------------------------------------
 BY PHONE:
--------------------------------------------------------------------------------
1-800-523-1125 (Retirement Program Specialists available weekdays 9 AM to 5 PM Eastern Time)

--------------------------------------------------------------------------------
 BY REGULAR MAIL:
--------------------------------------------------------------------------------

The Members Retirement Program
c/o AXA Equitable
Box 2011
Secaucus, NJ 07096


--------------------------------------------------------------------------------
 BY REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
--------------------------------------------------------------------------------

The Members Retirement Program
c/o AXA Equitable
200 Plaza Drive
Secaucus, NJ 07094


--------------------------------------------------------------------------------
 BY INTERNET:
--------------------------------------------------------------------------------

The Members Retirement Program website www.axa-equitable.com/mrp, provides information about the Program, as well as several interactive tools and resources that can help answer some of your retirement planning questions. The website also provides an e-mail feature that can be accessed by clicking on either "Contact us" or "Send E-Mail to AXA Equitable."


No person is authorized by AXA Equitable Life Insurance Company to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written material issued by AXA Equitable. You should not rely on any other information or representation.


INFORMATION ONCE YOU JOIN THE PROGRAM

--------------------------------------------------------------------------------
 BY PHONE:
--------------------------------------------------------------------------------
1-800-526-2701 (U.S.) or 1-800-526-2701-0 from France, Israel, Italy, Republic of Korea, Switzerland, and the United Kingdom (Account Executives available weekdays 9 AM to 5 PM Eastern Time).

--------------------------------------------------------------------------------
 TOLL-FREE AIMS:
--------------------------------------------------------------------------------
By calling 1-800-526-2701 or 1-800-526-2701-0, you may, with your assigned personal security code, use AIMS to:

o   Transfer between investment options and obtain account balance information.

o Change the allocation of future contributions and maturing guaranteed options.

o Hear investment performance information, including investment fund unit values and current guaranteed option interest rates.

AIMS operates 24 hours a day. You may speak with our Account Executives during regular business hours about any matters covered by the AIMS.

--------------------------------------------------------------------------------
 BY INTERNET FOR AMOUNTS IN THE TRUST
--------------------------------------------------------------------------------
By logging on to www.axa-equitable.com/mrp, Participant Services you may, with your social security number and your personal security code, use the Internet to access certain retirement account information such as:


o Investment performance, current investment fund unit values, and current guaranteed option interest rates.


o Transfer assets between investment options and obtain account balance information.

o Change the allocation of future contributions and maturing Guaranteed Rate Accounts.

--------------------------------------------------------------------------------
 BY REGULAR MAIL:
--------------------------------------------------------------------------------
(correspondence):
The Members Retirement Program
Box 2468 G.P.O.
New York, NY 10116

--------------------------------------------------------------------------------
 FOR CONTRIBUTION CHECKS ONLY:
--------------------------------------------------------------------------------

The Association Members Retirement Program
P.O. Box 1599
Newark, NJ 07101-9764


--------------------------------------------------------------------------------
 FOR REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
--------------------------------------------------------------------------------

The Members Retirement Program
c/o AXA Equitable
200 Plaza Drive
Secaucus, NJ 07094


--------------------------------------------------------------------------------
 BY E-MAIL
--------------------------------------------------------------------------------
We welcome your comments and questions regarding the Members Retirement
Program. If you have a comment or suggestion about the Members Website we would appreciate hearing from you. Go to www.axa-equitable.com/mrp, Participant Services and click on "Contact Us" or click on "email the Members Retirement Program."


6  Who is AXA Equitable?

The Program at a glance -- key features

--------------------------------------------------------------------------------

EMPLOYER CHOICE OF RETIREMENT PLANS

Our Members Retirement Plan is a defined contribution master plan that can be adopted as a profit-sharing plan (401(k), SIMPLE 401(k), safe harbor 401(k) and Roth 401(k) features are available) and a defined contribution pension plan, or both. A "designated Roth contribution" (Roth 401(k))" may be added to any of the 401(k) features. It allows eligible employees to designate all or part of their elective deferrals as Roth contributions. See "Tax information" below. The Plan is designed to comply with the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Program's investment options are the only investment choices under the Members Retirement Plan.

Our Volume Submitter Plan is a defined contribution plan that can be adopted as a profit-sharing plan (new comparability or age weighted) with or without 401(k) features. The Program's investment options are the only investment choices under the Volume Submitter Plan.

Our Pooled Trust for Individually Designed Plans, which invests through our Investment Only arrangement, allows you to use the investment options in the Program through our Pooled Trust.


PLAN FEATURES


MEMBERS RETIREMENT PLAN:

o   The Program investment options are the only investment choices.

o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

o   Use of our Master Trust.

o   No minimum amount must be invested.

o   5500 reporting.

o   Automatic updates for law changes.


VOLUME SUBMITTER PLAN:

o   Program investment options used as the only investment choices.

o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

o   Use of our Volume Submitter Retirement Trust.

o   No minimum amount must be invested.

o   5500 reporting.

o   Automatic updates for law changes (requires employer adoption).


INVESTMENT ONLY:

o   Our Pooled Trust is used for investment only.

o   Recordkeeping services provided for plan assets in Pooled Trust.

PLAN CHARGES AND EXPENSES:

o Plan and transaction charges vary by type of plan adopted, or by specific transaction.


ADDITIONAL FEATURES FOR AMOUNTS HELD IN THE TRUST:

o   Toll-free number available for transfers and account information.

o   Internet website access to account information and transactions.

o   Participant loans (if elected by your employer; some restrictions apply).

o   Regular statements of account.

o   Retirement Program Specialist and Account Executive support.

o Daily valuation of accounts.

------------------------------------------------------------------
                         Members
                        Retirement Plan      Pooled Trust for
                        and Volume          Individually
                        Submitter Plan      Designed Plans
------------------------------------------------------------------
                                            Participant or
                                            Trustee, as
Who selects                                 specified under
investments?            Participant.        your Plan.
------------------------------------------------------------------
Are loans available?    Yes, if permitted   Yes, if permitted
                        under your Plan.    under your Plan.
------------------------------------------------------------------
When are you eligible   Upon retirement,    Benefits depend
for distributions?      death, disability   upon the terms of
                        or termination of   your Plan.
                        employment.
------------------------------------------------------------------


                                      The Program at a glance -- key features  7

The Contract at a glance -- key features

--------------------------------------------------------------------------------

CONTRIBUTIONS:

o   Can be allocated to any one option or divided among them.

o   Must be made by check or money order payable to AXA Equitable.

o   Must be sent along with a Contribution Remittance Form.

o Are credited on the day of receipt if accompanied by properly completed forms.


TRANSFERS AMONG INVESTMENT OPTIONS:

o Generally, amounts may be transferred among the investment options at any time.

o   Transfers may be made by telephone on AIMS or on our Internet Website.

o   There is no charge for transfers and no tax liability.

o Transfers from the Guaranteed Rate Accounts may not be made prior to maturity.


CHARGES AND EXPENSES:

o Program expense charge assessed against combined value of Program assets in the Trust.

o Investment management and accounting fees and other expenses charged on an investment fund-by-fund basis, as applicable.

o   Record maintenance and report fee.

o   Enrollment fee.

o   Annuity administrative charge.

o Indirectly, charges of underlying variable investment options for investment management, 12b-1 fees and other expenses.


PROFESSIONAL INVESTMENT MANAGEMENT:

Through the investment funds under our contract we make available these professional investment managers who advise or sponsor the different Funds:

o   AllianceBernstein L.P.

o   Bridgeway Capital Management, Inc.

o   Calvert Asset Management Company, Inc.

o   Capital Guardian Trust Company

o   Fidelity Management & Research Company

o   Firsthand Capital Management, Inc.


o   GAMCO Asset Management, Inc.


o   MFS Investment Management

o   Morgan Stanley Investment Management, Inc.

o   Pacific Investment Management Company, LLC

o   RCM Capital Management LLC

o   Wellington Management Company, LLP


BENEFIT PAYMENT OPTIONS:

o   Lump sum.

o   Installments on a time certain or dollar certain basis.

o Variety of annuity benefit payout options as available under your employer's plan.

o   Fixed or variable annuity options available.


GUARANTEED OPTIONS:

The three guaranteed options include two Guaranteed Rate Accounts and a Money Market Guarantee Account.

For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. Please feel free to speak with your financial professional, or call us, if you have any questions. If for any reason you are not satisfied with your contract, you may return it to us for a refund within a certain number of days.


TAX ADVANTAGES:

o   On earnings
    No tax on investment earnings until withdrawn.

o   On transfer
    No tax on internal transfers.


TAX NOTE:

o Because you are purchasing or contributing to an annuity contract to fund a retirement plan qualified under section 401 of the Internal Revenue Code (the "Code") you should be aware that the contract meets Code qualification requirements but does not provide tax deferral benefits beyond those already provided by the Code. You should consider whether the contract's features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the features, benefits and costs of the contract relative to other types of arrangements. (For more information, see "Tax information" later in the prospectus.)


8  The Contract at a glance -- key features

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this prospectus.


The first table describes fees and expenses that you will pay if you purchase an annuity payout option. When you purchase or redeem units of any of the investment funds, you will pay no sales load, no deferred sales charge, no surrender fees and no transfer or exchange fees. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.



--------------------------------------------------------------------------------------------------------
 Charges we deduct from your account value if you purchase an annuity payout option
--------------------------------------------------------------------------------------------------------
Charge if you purchase an annuity payout option                                     $350
--------------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.


--------------------------------------------------------------------------------------------------------
 Charges we deduct from your investment funds expressed as an annual percentage of daily net assets
--------------------------------------------------------------------------------------------------------
Maximum program expense charge(1)                                                   1.00%
--------------------------------------------------------------------------------------------------------
Maximum program-related Other expenses                                              0.15%
--------------------------------------------------------------------------------------------------------
Maximum program-related Investment management and accounting fees(2)                0.65%
--------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------
 Charges we deduct from your account value at the end of each calendar quarter
--------------------------------------------------------------------------------------------------------
Record maintenance and report fee                                                   $ 3.75
--------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------
 Charges we may deduct from your account value
--------------------------------------------------------------------------------------------------------
Enrollment fee(3)                                                                   $25 per participant
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
 Charges we deduct from amounts in the GRAs and the Money Market Guarantee Account
--------------------------------------------------------------------------------------------------------
Maximum program expense charge(1)                                                   1.00%
--------------------------------------------------------------------------------------------------------


A proportionate share of all fees and expenses paid by a "Portfolio" that corresponds to any investment fund of the Trusts to which monies are allocated also applies. The table below shows the lowest and highest total operating expenses as of December 31, 2006 charged by any of the Portfolios that apply periodically during the time that you own the contract. These fees and expenses are reflected in the investment funds' net asset value each day. Therefore, they reduce the investment return of the fund and the related investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the prospectuses for the Trusts.



--------------------------------------------------------------------------------------------------------
 Portfolio operating expenses expressed as an annual percentage of daily net assets
--------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2006 (expenses that are               Lowest     Highest
deducted from Portfolio assets including management fees, 12b-1 fees,               ------     -------
service fees, and/or other expenses)                                                0.63%      11.36%
--------------------------------------------------------------------------------------------------------


                                                                    Fee table 9

PORTFOLIO OPERATING EXPENSES AND SEPARATE ACCOUNT EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS FOR AXA AGGRESSIVE ALLOCATION FUND, AXA CONSERVATIVE ALLOCATION FUND, AXA CONSERVATIVE-PLUS ALLOCATION*, AXA MODERATE ALLOCATION FUND, AXA MODERATE-PLUS ALLOCATION*, MULTIMANAGER TECHNOLOGY FUND**, TARGET 2015 ALLOCATION FUND, TARGET 2025 ALLOCATION FUND, TARGET 2035 ALLOCATION FUND, TARGET 2045 ALLOCATION FUND, EQ/ALLIANCEBERNSTEIN INTERMEDIATE GOVERNMENT SECURITIES, EQ/ALLIANCEBERNSTEIN INTERNATIONAL, EQ/ALLIANCEBERNSTEIN VALUE, EQ/CALVERT SOCIALLY RESPONSIBLE, EQ/CAPITAL GUARDIAN INTERNATIONAL+, EQ/CAPITAL GUARDIAN RESEARCH, EQ/CAPITAL GUARDIAN U.S. EQUITY++, EQ/EQUITY 500 INDEX, EQ/FI MID CAP VALUE+, EQ/GAMCO SMALL COMPANY VALUE, EQ/MFS EMERGING GROWTH COMPANIES+, EQ/PIMCO REAL RETURN, EQ/SMALL COMPANY INDEX FUNDS AND EQ/VAN KAMPEN EMERGING MARKETS EQUITY FUND.



----------------------------------------------------------------------------------------------------------------------------------
                                                                      TRUST RELATED EXPENSES
----------------------------------------------------------------------------------------------------------------------------------
                                                                       Acquired
                                                                       Fund Fees     Total                         Net Total
                                                                          and       Annual      Fee waiv-           Annual
                                                                       Expenses    Expenses        ers             Expenses
                                                                       (Underly-    (Before       and/or            (After
                                                                          ing       Expense      Expense            Expense
                                                12b-1       Other       Portfo-     Limita-       Reim-             Limita-
             Portfolio Name          Fees(4)    Fee(5)    Expenses(6)    lios)(7)    tions)    bursements(8)        tions)
----------------------------------------------------------------------------------------------------------------------------------
 AXA Premier VIP TRUST:
----------------------------------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation             0.10%      0.25%       0.18%        0.91%        1.44%       (0.18)%           1.26%
AXA Conservative Allocation           0.10%      0.25%       0.22%        0.67%        1.24%       (0.22)%           1.02%
AXA Conservative-Plus Allocation*     0.10%      0.25%       0.18%        0.72%        1.25%       (0.18)%           1.07%
AXA Moderate Allocation               0.10%      0.25%       0.17%        0.78%        1.30%       (0.17)%           1.13%
AXA Moderate-Plus Allocation*         0.10%      0.25%       0.17%        0.85%        1.37%       (0.17)%           1.20%
Multimanager Technology**             1.20%      0.25%       0.23%          --         1.68%        0.00%            1.68%
Target 2015 Allocation Portfolio      0.10%      0.25%       7.88%        0.53%        8.76%       (7.63)%           1.13%
Target 2025 Allocation Portfolio      0.10%      0.25%       7.29%        0.52%        8.16%       (7.04)%           1.12%
Target 2035 Allocation Portfolio      0.10%      0.25%       9.56%        0.52%       10.43%       (9.31)%           1.12%
Target 2045 Allocation Portfolio      0.10%      0.25%      10.49%        0.52%       11.36%      (10.24)%           1.12%
----------------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
----------------------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein International    0.71%        --        0.20%          --         0.91%       (0.06)%           0.85%
EQ/AllianceBernstein Intermediate
 Government Securities                0.50%      0.25%       0.14%          --         0.89%          --             0.89%
EQ/AllianceBernstein Value            0.60%      0.25%       0.13%          --         0.98%       (0.03)%           0.95%
EQ/Calvert Socially Responsible       0.65%      0.25%       0.25%          --         1.15%       (0.10)%           1.05%
EQ/Capital Guardian International +   0.83%      0.25%       0.21%          --         1.29%       (0.09)%           1.20%
EQ/Capital Guardian Research          0.65%      0.25%       0.13%          --         1.03%       (0.08)%           0.95%
EQ/Capital Guardian U.S. Equity++     0.64%      0.25%       0.14%          --         1.03%       (0.08)%           0.95%
EQ/Equity 500 Index                   0.25%      0.25%       0.13%          --         0.63%          --             0.63%
EQ/FI Mid Cap Value +                 0.73%      0.25%       0.13%          --         1.11%       (0.01)%           1.10%
EQ/GAMCO Small Company Value          0.78%      0.25%       0.14%          --         1.17%        0.00%            1.17%
EQ/MFS Emerging Growth Companies+     0.65%      0.25%       0.15%          --         1.05%          --             1.05%
EQ/PIMCO Real Return                  0.55%      0.25%       0.18%          --         0.98%       (0.08)%           0.90%
EQ/Small Company Index                0.25%      0.25%       0.16%        0.01%        0.67%        0.00%            0.67%
EQ/Van Kampen Emerging Markets
 Equity                               1.12%      0.25%       0.40%          --         1.77%        0.00%            1.77%
----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                           PROGRAM RELATED EXPENSES
-----------------------------------------------------------------------------------------------
                                     Program                                          Net
                                     Expense       Other                  Total      Total
             Portfolio Name           Charge    Expenses(9)    Total     Expenses   Expenses
-----------------------------------------------------------------------------------------------
 AXA Premier VIP TRUST:
-----------------------------------------------------------------------------------------------
AXA Aggressive Allocation             1.00%      0.15%         1.15%       2.59%     2.41%
AXA Conservative Allocation           1.00%      0.15%         1.15%       2.39%     2.17%
AXA Conservative-Plus Allocation*     1.00%      0.15%         1.15%       2.40%     2.22%
AXA Moderate Allocation               1.00%      0.15%         1.15%       2.45%     2.28%
AXA Moderate-Plus Allocation*         1.00%      0.15%         1.15%       2.52%     2.35%
Multimanager Technology**             1.00%      0.15%         1.15%       2.83%     2.83%
Target 2015 Allocation Portfolio      1.00%      0.15%         1.15%       9.91%     2.28%
Target 2025 Allocation Portfolio      1.00%      0.15%         1.15%       9.31%     2.27%
Target 2035 Allocation Portfolio      1.00%      0.15%         1.15%      11.58%     2.27%
Target 2045 Allocation Portfolio      1.00%      0.15%         1.15%      12.51%     2.27%
-----------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
-----------------------------------------------------------------------------------------------
EQ/AllianceBernstein International    1.00%      0.15%         1.15%       2.06%     2.00%
EQ/AllianceBernstein Intermediate
 Government Securities                1.00%      0.15%         1.15%       2.04%     2.04%
EQ/AllianceBernstein Value            1.00%      0.15%         1.15%       2.13%     2.10%
EQ/Calvert Socially Responsible       1.00%      0.15%         1.15%       2.30%     2.20%
EQ/Capital Guardian International +   1.00%      0.15%         1.15%       2.44%     2.35%
EQ/Capital Guardian Research          1.00%      0.15%         1.15%       2.18%     2.10%
EQ/Capital Guardian U.S. Equity++     1.00%      0.15%         1.15%       2.18%     2.10%
EQ/Equity 500 Index                   1.00%      0.15%         1.15%       1.78%     1.78%
EQ/FI Mid Cap Value +                 1.00%      0.15%         1.15%       2.26%     2.25%
EQ/GAMCO Small Company Value          1.00%      0.15%         1.15%       2.32%     2.32%
EQ/MFS Emerging Growth Companies+     1.00%      0.15%         1.15%       2.20%     2.20%
EQ/PIMCO Real Return                  1.00%      0.15%         1.15%       2.13%     2.05%
EQ/Small Company Index                1.00%      0.15%         1.15%       1.82%     1.82%
EQ/Van Kampen Emerging Markets
 Equity                               1.00%      0.15%         1.15%       2.92%     2.92%
-----------------------------------------------------------------------------------------------



* This investment option will be available on or about July 1, 2007, subject to regulatory approval.

** This is the investment option's new name effective on or about May 29, 2007, subject to regulatory approval. Please see "Portfolios of the Trusts" in "Investment options" later in this Prospectus for the investment option's former name.

+ This investment option's name, investment objective and sub-adviser(s) will change on or about May 29, 2007, subject to regulatory approval. See the supplement included with this Prospectus for more information.

++ Please see the supplement included with this Prospectus regarding the planned merger of this investment option.

POOLED TRUST OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS FOR ALLIANCEBERNSTEIN GROWTH EQUITY, MID CAP GROWTH AND BALANCED FUNDS



-------------------------------------------------------------------------------------------------------
                                                            Program
                                      Management Fee   Expense Charge     Other Expenses      Total
-------------------------------------------------------------------------------------------------------
AllianceBernstein Growth Equity          0.50%              1.00%              0.00%          1.50%
AllianceBernstein Mid Cap Growth         0.65%              1.00%              0.01%          1.66%
-------------------------------------------------------------------------------------------------------


10 Fee table

-------------------------------------------------------------------------------------------------------
                                                    Program
                                Management Fee   Expense Charge     Other Expenses      Total
-------------------------------------------------------------------------------------------------------
AllianceBernstein Balanced         0.50%              1.00%            0.00%            1.50%
-------------------------------------------------------------------------------------------------------


(1) This charge is also applied against assets in the guaranteed rate accounts and money market guarantee account.


(2) These fees apply only to the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds and will fluctuate from year to year and from fund to fund based on the assets in each fund. See the tables that provide the expenses of each individual investment fund later in this prospectus.


(3) This fee is charged to your employer. If your employer fails to pay this charge, we may deduct the amount from subsequent contributions or from your account value.

(4) The management fees and administrative fees for each portfolio cannot be increased without a vote of each portfolio's shareholders.

(5) The Class IB shares of the Trusts are subject to fees imposed under distribution plans (herein, the "Rule 12b-1 Plans") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended. For the portfolios of the AXA Premier VIP Trust and the EQ Advisors Trust, the 12b-1 fees will not be increased for the life of the contract. A "--" indicates that there is no Rule 12b-1 Plan in place for the portfolio shown.

(6) The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. See column entitled "Fee waivers and/or expense reimbursements" and footnote (8) for any expense limitation agreement information.


(7) Each of these variable investment options invests in a corresponding portfolio of one of the Trusts or other unaffiliated investment companies. Each portfolio, in turn, invests in shares of other portfolios of the Trusts and/or shares of unaffiliated portfolios ("the underlying portfolios"). Amounts shown reflect each portfolio's pro rata share of the fees and expenses of the underlying portfolios in which it invests. The fees and expenses are based on the respective weighted investment allocations as of 12/31/06. A "--" indicates that the listed portfolio does not invest in underlying portfolios.

(8) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "--" indicates that there is no expense limitation in effect. "0.00%" indicates that the expense limitation arrangement did not result in a fee waiver reimbursement. AXA Equitable, the investment manager of AXA Premier VIP Trust and EQ Advisors Trust, has entered into expense limitation agreements with respect to certain Portfolios, which are effective through April 30, 2008. Under these agreements, AXA Equitable has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits each affected Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures, expenses of the underlying portfolios in which the Portfolio invests and extraordinary expenses) to not more than specified amounts. Each Portfolio may at a later date make a reimbursement to AXA Equitable for any of the management fees waived or limited and other expenses assumed and paid by AXA Equitable pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. See the prospectus for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain Portfolios of EQ Advisors Trust and AXA Premier VIP Trust is used to reduce the applicable Portfolio's expenses. If the table reflected both the expense limitation arrangements, plus the portion of the brokerage commissions used to reduce Portfolio expenses, the net expenses would be as shown in the table below:

    ------------------------------------------------
             Portfolio Name
    ------------------------------------------------
    Multimanager Technology                 1.64%
    ------------------------------------------------
    EQ/AllianceBernstein Value              0.94%
    ------------------------------------------------
    EQ/Capital Guardian Research            0.94%
    ------------------------------------------------
    EQ/Capital Guardian U.S. Equity         0.94%
    ------------------------------------------------
    EQ/FI Mid Cap Value                     1.09%
    ------------------------------------------------
    EQ/GAMCO Small Company Value            1.16%
    ------------------------------------------------
    EQ/MFS Emerging Growth Companies        1.03%
    ------------------------------------------------
    EQ/Van Kampen Emerging Markets Equity   1.75%
    ------------------------------------------------



(8) Reflects the amount deducted for the daily accrual of direct expenses. See "How we determine the unit value".


EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses.

The examples below show the expenses that a hypothetical contract owner would pay in the situations illustrated and assume the maximum charges applicable under the contract, including the record maintenance and report fee and the enrollment fee. Since there are no surrender charges in connection with amounts invested in the Funds, the expenses are the same whether or not the participant withdraws amounts held in any of the Funds.

The charges used in the examples are the maximum expenses. The guaranteed rate accounts and the money market guarantee account are not covered by the fee table and examples. However, ongoing expenses do apply to the guaranteed rate accounts and the money market guarantee account. These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.


Separate Account 66 examples: These examples assume that you invest $10,000 in the contract for the time periods indicated and that your investment has a 5% return each year. The example also assumes maximum contract charges and total annual expenses of the portfolios (before expense limitations) set forth in the previous charts. Although your actual costs may be higher or lower, based on these assumptions, your cost would be:



                                                                    Fee table 11

--------------------------------------------------------------------------------------------------------
                                                                    If you do not surrender
                                                                   your contract at the end
                                                                 of the applicable time period
--------------------------------------------------------------------------------------------------------
                                                           1 Year    3 Years    5 Years    10 Years
--------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation                                  $  302     $  873     $1,468      $3,066
AXA Conservative Allocation                                $  282     $  813     $1,369      $2,870
AXA Conservative-Plus Allocation*                          $  283     $  816     $1,374      $2,880
AXA Moderate Allocation                                    $  288     $  831     $1,398      $2,929
AXA Moderate-Plus Allocation*                              $  295     $  852     $1,433      $2,998
Multimanager Technology**                                  $  326     $  944     $1,586      $3,295
Target 2015 Allocation Portfolio                           $1,009     $2,832     $4,476      $7,913
Target 2025 Allocation Portfolio                           $  953     $2,687     $4,270      $7,648
Target 2035 Allocation Portfolio                           $1,164     $3,222     $5,016      $8,559
Target 2045 Allocation Portfolio                           $1,249     $3,430     $5,297      $8,868
------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein International                         $  249     $  714     $1,203      $2,538
EQ/AllianceBernstein Intermediate Government Securities    $  247     $  708     $1,192      $2,518
EQ/AllianceBernstein Value                                 $  256     $  734     $1,237      $2,608
EQ/Calvert Socially Responsible                            $  273     $  787     $1,324      $2,782
EQ/Capital Guardian International+                         $  287     $  829     $1,394      $2,921
EQ/Capital Guardian Research                               $  261     $  749     $1,262      $2,658
EQ/Capital Guardian U.S. Equity++                          $  261     $  751     $1,264      $2,662
EQ/Equity 500 Index                                        $  221     $  629     $1,059      $2,247
EQ/FI Mid Cap Value+                                       $  269     $  775     $1,304      $2,742
EQ/GAMCO Small Company Value                               $  275     $  792     $1,334      $2,801
EQ/MFS Emerging Growth Companies+                          $  263     $  756     $1,274      $2,681
EQ/PIMCO Real Return                                       $  256     $  735     $1,238      $2,610
EQ/Small Company Index                                     $  225     $  641     $1,080      $2,289
EQ/Van Kampen Emerging Markets Equity                      $  335     $  971     $1,630      $3,380
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
                                                                      If you annuitize
                                                                     at the end of the
                                                                   applicable time period
------------------------------------------------------------------------------------------------------
                                                           1 Year    3 Years    5 Years    10 Years
------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
-----------------------------------------------------------------------------------------------------
AXA Aggressive Allocation                                  $  652     $1,223     $1,818     $3,416
AXA Conservative Allocation                                $  632     $1,163     $1,719     $3,220
AXA Conservative-Plus Allocation*                          $  633     $1,166     $1,724     $3,230
AXA Moderate Allocation                                    $  638     $1,181     $1,748     $3,279
AXA Moderate-Plus Allocation*                              $  645     $1,202     $1,783     $3,348
Multimanager Technology**                                  $  676     $1,294     $1,936     $3,645
Target 2015 Allocation Portfolio                           $1,359     $3,182     $4,826     $8,263
Target 2025 Allocation Portfolio                           $1,303     $3,037     $4,620     $7,998
Target 2035 Allocation Portfolio                           $1,514     $3,572     $5,366     $8,909
Target 2045 Allocation Portfolio                           $1,599     $3,780     $5,647     $9,218
------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein International                         $  599     $1,064     $1,553     $2,888
EQ/AllianceBernstein Intermediate Government Securities    $  597     $1,058     $1,542     $2,868
EQ/AllianceBernstein Value                                 $  606     $1,084     $1,587     $2,958
EQ/Calvert Socially Responsible                            $  623     $1,137     $1,674     $3,132
EQ/Capital Guardian International+                         $  637     $1,179     $1,744     $3,271
EQ/Capital Guardian Research                               $  611     $1,099     $1,612     $3,008
EQ/Capital Guardian U.S. Equity++                          $  611     $1,101     $1,614     $3,012
EQ/Equity 500 Index                                        $  571     $  979     $1,409     $2,597
EQ/FI Mid Cap Value+                                       $  619     $1,125     $1,654     $3,092
EQ/GAMCO Small Company Value                               $  625     $1,142     $1,684     $3,151
EQ/MFS Emerging Growth Companies+                          $  613     $1,106     $1,624     $3,031
EQ/PIMCO Real Return                                       $  606     $1,085     $1,588     $2,960
EQ/Small Company Index                                     $  575     $  991     $1,430     $2,639
EQ/Van Kampen Emerging Markets Equity                      $  685     $1,321     $1,980     $3,730
------------------------------------------------------------------------------------------------------



* This investment option will be available on or about July 1, 2007, subject to regulatory approval.

** This is the investment option's new name effective on or about May 29, 2007, subject to regulatory approval. Please see "Portfolios of the Trusts" in "Investment options" later in this Prospectus for the investment option's former name.

+ This investment option's name, investment objective and sub-adviser will change on or about May 29, 2007, subject to regulatory approval. See the supplement included with this Prospectus for more information.

++ Please see the supplement included with this Prospectus regarding the planned merger of this Portfolio.

Pooled separate account examples: These examples assume that you invest $10,000 in the indicated options under the contract for the time periods indicated. All other information and assumptions stated above apply. Although your actual costs may be higher or lower based on these assumptions, your costs would be:



---------------------------------------------------------------------------------------------------------------------------
                                             If you do not surrender                        If you annuitize
                                            your contract at the end                       at the end of the
                                          of the applicable time period                  applicable time period
---------------------------------------------------------------------------------------------------------------------------
                                     1 Year    3 Years    5 Years    10 Years    1 Year    3 Years    5 Years
10 Years
---------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Growth Equity       $55       $115       $177        $337       $405      $465       $527       $687
AllianceBernstein Mid Cap Growth      $56       $120       $185        $353       $406      $470       $535       $703
AllianceBernstein Balanced            $55       $115       $177        $337       $405      $465       $527       $687
---------------------------------------------------------------------------------------------------------------------------



CONDENSED FINANCIAL INFORMATION

Please see Appendix I at the end of this prospectus for condensed financial information concerning the Funds available as of December 31, 2006.



FINANCIAL STATEMENTS OF INVESTMENT FUNDS


Each of the investment funds is, or is part of, one of our separate accounts as described in "About the separate accounts" under "More information" later in this prospectus. The financial statements of the Pooled Separate Accounts, (AllianceBernstein Growth Equity (Separate Account No. 4), AllianceBernstein Mid Cap Growth (Separate Account No. 3) and AllianceBernstein Balanced (Separate Account No. 10)) and Separate Account No. 66 as well as the financial statements of AXA Equitable are included in the SAI. The financial statements for each Trust are in the SAI for that Trust.



12 Fee table

1. Investment options


--------------------------------------------------------------------------------


We offer 28 investment options under the contract: 25 investment funds that we call the "Funds," 3 guaranteed options: 2 guaranteed rate accounts and a Money Market Guarantee Account.



THE FUNDS

Each Fund has a different investment objective. The Funds try to meet their investment objectives by investing either in a portfolio of securities or by holding mutual fund shares. We cannot assure you that any of the Funds will meet their investment objectives.



THE ALLIANCEBERNSTEIN GROWTH EQUITY FUND


OBJECTIVE


The AllianceBernstein Growth Equity Fund seeks to achieve long-term growth of capital by investing in the securities of companies that we believe will share in the growth of the U.S. economy -- and those of other leading industrialized countries -- over a long period. The Fund maintains its own portfolio of securities.



INVESTMENT STRATEGIES


The AllianceBernstein Growth Equity Fund invests primarily in common stocks. The Fund generally invests in securities of intermediate and large sized companies, but may invest in stocks of companies of any size. At times, the Fund may invest its equity holdings in a relatively small number of issuers, provided that no investment causes more than 10% of the AllianceBernstein Growth Equity Fund's assets to be invested in the securities of one issuer.

The AllianceBernstein Growth Equity Fund also may invest smaller amounts in other equity-type securities, such as convertible preferred stocks or convertible debt instruments. The Fund also may invest in non-equity investments, including non-participating and non-convertible preferred stocks, bonds and debentures. The Fund also may invest up to 15% of its total assets in foreign securities (securities of established foreign companies without substantial business in the United States).



The AllianceBernstein Growth Equity Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments.



RISKS OF INVESTMENT STRATEGIES


See "Risks of investing in the funds," later in this prospectus, for information on the risks associated with an investment in the Funds generally, and in the AllianceBernstein Growth Equity Fund specifically.


THE ALLIANCEBERNSTEIN MID CAP GROWTH FUND


OBJECTIVES


The AllianceBernstein Mid Cap Growth Fund seeks to achieve long-term capital growth, through a diversified portfolio of equity securities. The account attempts to achieve this objective by investing primarily in the common stock of medium-sized companies which have the potential to grow faster than the general economy and to grow into much larger companies.



INVESTMENT STRATEGIES


The AllianceBernstein Mid Cap Growth Fund is actively managed to obtain excess return versus the Russell Mid Cap Growth Index. The Fund invests at least 80% of its total assets in the common stock of companies with medium capitalizations at the time of the Fund's investment, similar to the market capitalizations of companies in the Russell Mid Cap Growth Index. Companies whose capitalizations no longer meet this definition after purchase continue to be considered to have a medium market capitalization for purposes of the 80% policy. If deemed appropriate, in order to meet the investment objectives, the Fund may invest in companies in cyclical industries, as well as in securities that the adviser believes are temporarily undervalued. The Fund may also invest in foreign companies without substantial business in the United States.


The Fund may also invest in convertible preferred stocks, convertible debt securities and short-term debt securities such as corporate notes, and temporarily invest in money market instruments. Additionally, the Fund may invest up to 10% of its total assets in restricted securities.


The Fund attempts to generate excess return by taking active risk in security selection, and implementing a top-down strategic analysis and a bottom-up stock selection approach, looking for companies with unique growth potential. Economic sector allocation is also taken into consideration, and the account may often be concentrated in industries where research resources indicate there is high growth potential. The Fund is fully invested.



RISKS OF INVESTMENT STRATEGIES


See "Risks of investing in the funds" later in this prospectus, for information on the risks associated with an investment in the Funds generally, and in the AllianceBernstein Mid Cap Growth Fund specifically. Note, however, that due to the AllianceBernstein Mid Cap Growth Fund's investment policies, this Fund provides greater growth potential and greater risk than the AllianceBernstein Growth Equity and AllianceBernstein Balanced Funds. As a result, you should consider limiting the amount allocated to this Fund, particularly as you near retirement.


THE ALLIANCEBERNSTEIN BALANCED FUND


OBJECTIVES

The Balanced Account ("the Portfolio") seeks to achieve both appreciation of capital and current income through investment in a diversified Portfolio of publicly traded common stocks, equity-type securities, debt securities and short-term money-market instruments.



                                                          Investment options  13

The Balanced Portfolio will include allocations to three sub-portfolios: Global Structured Equity, US Core Fixed Income and Cash.


INVESTMENT STRATEGIES

The Global Structured Equity sub-portfolio's objective is to deliver consistent excess returns driven by intensive company research combined with a disciplined portfolio construction process focused on risk control. The sub-portfolio targets long-term growth of capital and to outperform the Morgan Stanley Capital International (MSCI) World Index over any three year period.

The Global Structured Equity sub-portfolio invests primarily in equity and equity type securities (such as convertible bonds, convertible preferred and warrants) by using a disciplined investment approach to identify attractive investment candidates based on internally generated research. The Advisor's global industry research analysts are responsible for a primary research universe of companies that are primarily stocks in the MSCI World Index or stocks with similar characteristics that meet the Advisor's investment criteria. The analysts conduct in-depth research on these companies to uncover the most attractive investment opportunities. The sub-portfolio is constructed to maximize exposure to stocks selected by the Advisor's analysts and Portfolio Managers. Individual security weights are a function of the analyst view, ownership within other portfolios, volatility, correlation and index weight. It may also hold securities to control risk and to limit the traditional sources of risk such as style/theme exposures. The result is a combination of stocks in the sub-portfolio with fundamental characteristics, as well as country and sector weightings that approximate those of the benchmark. The sub-portfolio primarily invests its assets in countries included in the MSCI World Index, however the portfolio may not invest in Emerging Market securities that fall into the MSCI Emerging Markets country definition. The sub-portfolio may also utilize currency hedging through the use of currency forwards. For the currency hedging process, the Advisor uses forward contracts that require the purchase or delivery of a foreign currency at some future date. The price paid for the contract is the current price of the foreign currency in U.S. dollars plus or minus an adjustment based on the interest rate differential between the U.S. dollar and the foreign currency. This process utilizes the Advisor's currency multi-factor expected return model based upon: interest rate differentials, current account imbalances, convergence to purchasing-power parity and market momentum. The strategy is implemented using optimization tools that explicitly recognize the link between return potential and risk. The use of currency forwards may only be used for currency hedging purposes. The use of cross hedging may only be utilized with prior approval of AXA Equitable.

The US Core Fixed Income's sub-portfolio seeks to consistently add value relative to the broad bond market and core fixed income managers through a research driven, disciplined search for relative value opportunities across the full range of fixed income market sectors. It is actively managed, seeking to add value through a combination of sector and security-specific selections.

The Fixed Income process capitalizes on our firm's independent fundamental and quantitative research to add value. The process begins with proprietary expected return forecasts of our quantitative research team, which narrow the investment universe and identify those sectors, securities, countries and currencies that appear most/least attractive. These quantitative forecasts enable us to prioritize the further in-depth analysis of our fundamental credit and economic research teams. These fundamental research teams are focused on forecasting credit and economic fundamentals which confirm or refute our quantitative model findings.

Once the quantitative and fundamental forecasts have been made, our most senior research and portfolio management professionals meet in "research review" sessions where the forecasts are vetted with the goal of reconciling any differences between quantitative and fundamental projections and determining conviction level in each forecast, and identifying major themes to be implemented in the portfolios. The US Core team then translates the final research recommendations -- the output of the research review sessions -- into an appropriate portfolio risk target (tracking error). The US Core Team budgets this risk across the primary decisions (sector allocation, security selection and yield curve structure) with the use of proprietary portfolio construction tools.

The US Core Fixed Income sub-portfolio may invest in a wide variety of publicly traded debt instruments. The sub-portfolio's non-money market securities will consist primarily of publicly-traded securities issued or guaranteed by the United States Government (such as U.S. Treasury securities) or its agencies (such as the Government National Mortgage Association), or instrumentalities (such as the Federal National Mortgage Association), US dollar-denominated sovereign and corporate debt of developed and developing nations, including, but not limited to, bank obligations, notes, asset-backed securities, mortgage-related securities (includes agency and non-agency fixed, Adjustable Rate Mortgage and hybrid pass-throughs, agency and non-agency Collateralized Mortgage Obligation's, and dollar rolls), zero coupon bonds, preferred stock, trust preferred securities and inflation protected securities. At the time in which the account enters into a transaction involving potential economic leverage (e.g., dollar roll transactions, when-issued securities, futures), the Advisor will maintain cash or other liquid securities either on its records or with the account's custodian, having an amount equal to or greater than the market value of the position/commitment in question. In addition, the Advisor will monitor the account on a periodic basis to ensure that adequate coverage is maintained. It may also purchase 144A securities. The sub-portfolio may also buy debt securities with equity features, such as conversion or exchange rights or warrants for the acquisition of stock or participations based on revenues, sales or profits. All such securities will be investment grade, at the time of acquisition, i.e., rated BBB or higher by Standard & Poor's Corporation (S&P), Baa or higher by Moody's Investor Services, Inc. (Moody's), BBB or higher by Fitch or if unrated, will be of comparable investment quality. The sub-portfolio may invest up to 10% of its assets in debt securities of companies without substantial business in the United States. It may invest directly in investment grade money market instruments. Cash equivalent investments are defined as any security that has a maturity less than one year, including repurchase agreements, in accordance with AXA Equitable guidelines.

Swap transactions are prohibited.


14  Investment options

The overall sub-portfolio duration is maintained approximately within 10% of the Lehman Aggregate Bond Index. Focus is on efficiently constructing a neutral duration rather than on substantially lengthening or shortening the absolute duration level.

The Cash sub-portfolio may invest directly in investment-grade money market instruments.

The portfolio may invest in cash equivalents in a commingled investment fund managed by the Adviser.


ASSET ALLOCATION POLICIES

The Portfolio includes an asset allocation with a 60% weighting for equity securities and a 40% weighting for debt securities (see chart below). This asset allocation, which has been adapted to AXA Equitable specifications, is summarized below. The Advisor will allow the relative weightings of the Portfolio's debt and equity components to vary in response to markets, but ordinarily only by +/- 3% of the portfolio. Beyond those ranges, the Advisor may generally rebalance the Portfolio toward the targeted asset allocation, in line with AXA Equitable specifications. However, under extraordinary circumstances, when the Advisor believes that conditions favoring one investment style are compelling, the ranges may expand to 10% of the Portfolio, with AXA Equitable's prior consent. Furthermore, the Advisor reserves the right to modify the rebalancing targets which are based on the Advisor's current quantitative research, should prevailing market conditions and other factors necessitate.



-------------------------------------------------------------------
Allocation                                        AXA Equitable's
Portfolio Type         Sub-Portfolio Portfolio    Specified Target
-------------------------------------------------------------------
Global Equity          Global Structured Equity          60%
-------------------------------------------------------------------
Total fixed and                                          40%
money market instruments
o Fixed                o 35%-US Core Fixed Income
o Money market         o 5%-Cash
  instruments
-------------------------------------------------------------------


RISKS OF INVESTMENT STRATEGIES


See "Risks of investing in the Funds", below, for information on the risks associated with an investment in the funds generally, and in the AllianceBernstein Balanced Fund specifically.



INVESTMENT MANAGER


We manage the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds. We currently use the personnel and facilities of AllianceBernstein L.P. ("AllianceBernstein") for portfolio management, securities selection and transaction services. We are the majority-owners of AllianceBernstein, a limited partnership. We and AllianceBernstein are each registered investment advisers under the Investment Advisers Act of 1940.

AllianceBernstein acts as investment adviser to various separate accounts of AXA Equitable and other affiliated insurance companies. AllianceBernstein also provides investment management and advisory services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. The following portfolio managers are primarily responsible for the day-to-day management of the portfolios:



--------------------------------------------------------------------------------
                               Portfolio         Business experience
 Fund                          Manager           for past 5 years
--------------------------------------------------------------------------------
AllianceBernstein Growth       Alan Levi         Portfolio manager at
Equity Fund                                      AllianceBernstein since 1995.
--------------------------------------------------------------------------------
AllianceBernstein Mid Cap      Catherine Wood    Portfolio manager at
Growth Fund                                      AllianceBernstein since 2001.
--------------------------------------------------------------------------------
AllianceBernstein Balanced     Alison Martier    Portfolio Manager at
Fund                                             AllianceBernstein since 1993
                               Shawn Keegan      Portfolio Manager at
                                                 AllianceBernstein since 2001
                               Greg Wilensky     Portfolio Manager at
                                                 AllianceBernstein since 1996
                               Joshua Lisser     Portfolio Manager at
                                                 AllianceBernstein since 1992
                               Seth Masters      Portfolio Manager at
                                                 AllianceBernstein since 1995
                               Thomas Fontaine   Portfolio Manager at
                                                 AllianceBernstein since 2003
                               Chris Nikolich    Portfolio Manager at
                                                 AllianceBernstein since 1997
--------------------------------------------------------------------------------


The SAI provides additional information about the portfolio managers including compensation, other accounts managed and ownership of securities in the fund.


As of December 31, 2006, AllianceBernstein had total assets under management of $717 billion. AllianceBernstein's main office is located at 1345 Avenue of the Americas, New York, New York 10105.

The Investment Committee of our Board of Directors must authorize or approve the securities held in the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds. Subject to the Investment Committee's broad supervisory authority, our investment officers and managers have complete discretion over the assets of these Funds and have been given discretion as to sales and, within specified limits, purchases of stocks, other equity securities and certain debt securities. When an investment opportunity arises that is consistent with the objectives of more than one account, we allocate investment opportunities among accounts in an impartial manner based on certain factors such as investment objective and current investment and cash positions.



PORTFOLIO HOLDINGS POLICY FOR THE POOLED SEPARATE ACCOUNTS


A description of the policies and procedures with respect to disclosure of the portfolio securities of the AllianceBernstein Balanced Fund, the AllianceBernstein Growth Equity Fund and the AllianceBernstein Mid Cap Growth Fund is available in the SAI. Generally, portfolio information is available 15 days after the month end free of charge by calling 1 (866) 642-3127.


THE TRUSTS


The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on Trust shares are reinvested in full. The Board of Trustees of each Trust may establish additional portfolios or eliminate existing portfolios at any time. More


                                                          Investment options  15
detailed information about each Trust, its portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plan relating to its Class IB/B shares and other aspects of its operations, appears in the prospectuses for each Trust, which are attached at the end of this prospectus or in their respective SAIs, which are available upon request.

The AXA Aggressive Allocation Fund, AXA Conservative Allocation Fund, AXA Conservative-Plus Allocation Fund**, AXA Moderate Allocation Fund, AXA Moderate-Plus Allocation Fund**, Multimanager Technology Fund*, Target 2015 Allocation Fund, Target 2025 Allocation Fund, Target 2035 Allocation Fund, Target 2045 Allocation Fund, EQ/AllianceBernstein Intermediate Government Securities Fund, EQ/AllianceBernstein International Fund, EQ/AllianceBernstein Value Fund, EQ/Calvert Socially Responsible Fund, EQ/Capital Guardian International Fund*, EQ/Capital Guardian Research Fund, EQ/Capital Guardian U.S. Equity Fund*, EQ/Equity 500 Index Fund, EQ/FI Mid Cap Value Fund*, EQ/GAMCO Small Company Value Fund, EQ/MFS Emerging Growth Companies Fund*, EQ/PIMCO Real Return Fund, EQ/Small Company Index Fund and EQ/Van Kampen Emerging Markets Equity Fund invest in corresponding portfolios of the Trusts. The investment results you will experience in any one of those investment funds will depend on the investment performance of the corresponding portfolios.

*Please see "Portfolios of the Trusts" in "Investment Options" in this Prospectus for changes affecting these investment options.

**This investment option will be available on or about July 1, 2007, subject to regulatory approval.



16  Investment options

PORTFOLIOS OF THE TRUSTS

The table below shows the names of the corresponding portfolios, their investment objectives, and their advisers.

You should note that some Trust portfolios have objectives and strategies that are substantially similar to those of certain retail funds that are purchased directly rather than under a variable insurance product such as the Members Retirement Program variable annuity. These funds may even have the same manager(s) and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in fund cash flows; and specific strategies employed by the portfolio manager.

The AXA Allocation Portfolios offer participants a convenient opportunity to invest in other portfolios that are managed and have been selected for inclusion in the AXA Allocation Portfolios by AXA Equitable. AXA Equitable may promote the benefits of such portfolios to participants and/or suggest, incidental to the sale of this contract, that participants consider whether allocating some or all of their account value to such portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Allocation Portfolios than certain other portfolios available to you under your contract. In addition, the AXA Allocation Portfolios may enable AXA Equitable to more efficiently manage AXA Equitable's financial risks associated with certain guaranteed features including those optional benefits that restrict allocations to the AXA Allocation Portfolios. Please see "Allocating Program contributions" in "The Program" for more information about your role in managing your allocations.

AXA Equitable serves as the investment manager of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. AXA Equitable has entered into sub-advisory agreements with investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the portfolios. As such, AXA Equitable oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each portfolio.




----------------------------------------------------------------------------------------------------------------------------
 AXA Premier VIP Trust
 Portfolio Name*              Objective                                                 Sub-Adviser(s)
----------------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION    Seeks long-term capital appreciation.                     o AXA Equitable
----------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE             Seeks a high level of current income.                     o AXA Equitable
ALLOCATION
----------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE-PLUS        Seeks current income and growth of capital, with a        o AXA Equitable
ALLOCATION**                 greater emphasis on current income.
----------------------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION      Seeks long-term capital appreciation and current          o AXA Equitable
                             income.
----------------------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS            Seeks long-term capital appreciation and current          o AXA Equitable
ALLOCATION**                 income, with a greater emphasis on capital
                             appreciation.
----------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER TECHNOLOGY(1)   Long-term growth of capital.                              o Firsthand Capital Management, Inc.
                                                                                       o RCM Capital Management LLC
                                                                                       o Wellington Management Company, LLP
----------------------------------------------------------------------------------------------------------------------------
TARGET 2015 ALLOCATION       Seeks the highest total return over time consistent       o AXA Equitable
                             with its asset mix. Total return includes capital growth
                             and income.
----------------------------------------------------------------------------------------------------------------------------
TARGET 2025 ALLOCATION       Seeks the highest total return over time consistent       o AXA Equitable
                             with its asset mix. Total return includes capital growth
                             and income.
----------------------------------------------------------------------------------------------------------------------------
TARGET 2035 ALLOCATION       Seeks the highest total return over time consistent       o AXA Equitable
                             with its asset mix. Total return includes capital growth
                             and income.
----------------------------------------------------------------------------------------------------------------------------
TARGET 2045 ALLOCATION       Seeks the highest total return over time consistent       o AXA Equitable
                             with its asset mix. Total return includes capital growth
                             and income.
----------------------------------------------------------------------------------------------------------------------------


                                                           Investment options 17

----------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust
 Portfolio Name              Objective                                                 Sub-adviser(s)
----------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN         Seeks to achieve high current income consistent with      o AllianceBernstein L.P.
INTERMEDIATE GOVERNMENT      relative stability of principal.
SECURITIES
----------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN         Seeks to achieve long-term growth of capital.             o AllianceBernstein L.P.
INTERNATIONAL
----------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN VALUE   Seeks capital appreciation.                               o AllianceBernstein L.P.
----------------------------------------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY          Seeks long-term capital appreciation.                     o Calvert Asset Management Company,
RESPONSIBLE                                                                              Inc.
                                                                                       o Bridgeway Capital Management, Inc.
----------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN          To achieve long-term growth of capital.                   o Capital Guardian Trust Company
INTERNATIONAL+
----------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN          Seeks to achieve long-term growth of capital.             o Capital Guardian Trust Company
RESEARCH
----------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.     Seeks to achieve long-term growth of capital.             o Capital Guardian Trust Company
EQUITY++
----------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX          Seeks a total return before expenses that approximates    o AllianceBernstein L.P.
                             the total return performance of the S&P 500 Index,
                             including reinvestment of dividends, at a risk level
                             consistent with that of the S&P 500 Index.
----------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP VALUE+         Seeks long-term capital appreciation.                       o Fidelity Management & Research
                                                                                           Company
----------------------------------------------------------------------------------------------------------------------------
EQ/GAMCO SMALL COMPANY       Seeks to maximize capital appreciation.                     o GAMCO Asset Management Inc.
VALUE FUND
----------------------------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH       Seeks to provide long-term capital growth.                  o MFS Investment Management
COMPANIES+
----------------------------------------------------------------------------------------------------------------------------
EQ/PIMCO REAL RETURN FUND    Seeks maximum real return consistent with                   o Pacific Investment Management
                             preservation of real capital and prudent investment           Company,LLC
                             management.
----------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX       Seeks to replicate as closely as possible (before the       o AllianceBernstein L.P.
                             deduction of portfolio expenses) the total return of
                             the Russell 2000 Index.
----------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN EMERGING       Seeks long-term capital appreciation.                       o Morgan Stanley Investment
MARKETS EQUITY FUND                                                                        Management, Inc
----------------------------------------------------------------------------------------------------------------------------



(*) This portfolio information reflects the portfolio's name change effective on or about May 29, 2007, subject to regulatory approval. The chart below reflects the portfolio's name in effect, until on or about May 29, 2007. The number in the "FN" column corresponds with the number contained in the table above.

    ---------------------------------------------------
     FN          Portfolio Name until May 29, 2007
    ---------------------------------------------------
    (1)          AXA Premier VIP Technology
    ---------------------------------------------------

(**) This investment option will be available on or about July 1, 2007, subject to regulatory approval.


+ This investment option's name, investment objective and sub-adviser will change on or about May 29, 2007, subject to regulatory approval. See the supplement included with this prospectus for more information.

++ Please see the supplement included with this Prospectus regarding the planned merger of this Portfolio.


You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Portfolios contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing.



18 Investment options

RISKS OF INVESTING IN THE FUNDS

All of the Funds invest in securities of one type or another. You should be aware that any investment in securities carries with it a risk of loss, and you could lose money investing in the Funds. The different investment objectives and policies of each Fund may affect the return of each Fund and the risks associated with an investment in that Fund.

Additionally, market and financial risks are inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer, but affect the way markets, and securities within those markets, perform. Market risks can be described in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations.


The risk factors associated with an investment in the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds are described below. See the SAI for additional information regarding certain investment techniques used by these Funds. See the applicable Trust prospectus for risks and factors and investment techniques associated with an investment in the AXA Aggressive Allocation Fund, AXA Conservative Allocation Fund, AXA Conservative-Plus Allocation Fund**, AXA Moderate Allocation Fund, AXA Moderate-Plus Allocation Fund**, Multimanager Technology Fund*, Target 2015 Allocation Fund, Target 2025 Allocation Fund, Target 2035 Allocation Fund, Target 2045 Allocation Fund, EQ/AllianceBernstein Intermediate Government Securities Fund, EQ/AllianceBernstein International Fund, EQ/AllianceBernstein Value Fund, EQ/Calvert Socially Responsible Fund, EQ/Capital Guardian International Fund*, EQ/Capital Guardian Research Fund, EQ/Capital Guardian U.S. Equity Fund*, EQ/Equity 500 Index Fund, EQ/FI Mid Cap Value Fund*, EQ/GAMCO Small Company Value Fund, EQ/MFS Emerging Growth Companies Fund*, EQ/PIMCO Real Return Fund, EQ/Small Company Index Fund and EQ/Van Kampen Emerging Markets Equity Fund.

*Please see "Portfolios of the Trusts" in "Investment Options" in this Prospectus for changes affecting these investment options.


**This investment option will be available on or about July 1, 2007, subject to regulatory approval.

Important factors associated with an investment in the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds are discussed below.


COMMON STOCK. Investing in common stocks and related securities involves the risk that the value of the stocks or related securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the Fund's investments -- and, therefore, the value of the Fund's units -- to fluctuate.


SECURITIES OF MEDIUM AND SMALLER SIZED COMPANIES. The AllianceBernstein Mid Cap Growth Fund invests primarily in the securities of medium sized companies. The AllianceBernstein Growth Equity and AllianceBernstein Balanced Funds may also make these investments, as well as investments in smaller sized companies. The securities of small and medium sized, less mature, lesser known companies involve greater risks than those normally associated with larger, more mature, well-known companies. Therefore, consistent earnings may not be as likely in small companies as in large companies.


The Funds also run a risk of increased and more rapid fluctuations in the value of their investments in securities of small or medium sized companies. This is due to the greater business risks of small size and limited product lines, markets, distribution channels, and financial and managerial resources. Historically, the price of small (less than $1 billion) and medium (between $1 and $15 billion) capitalization stocks and stocks of recently organized companies have fluctuated more than the larger capitalization stocks and the overall stock market. One reason is that small- and medium-sized companies have a lower degree of liquidity in the markets for their stocks.


NON-EQUITY SECURITIES. Investing in non-equity securities, such as bonds and debentures, involves the risk that the value of these securities held by the AllianceBernstein Growth Equity and AllianceBernstein Balanced Funds -- and, therefore, the value of the Fund's units -- will fluctuate with changes in interest rates (interest rate risk) and the perceived ability of the issuer to make interest or principal payments on time (credit risk). Moreover, convertible securities which may be in the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth, and AllianceBernstein Balanced Funds, such as convertible preferred stocks or convertible debt instruments, contain both debt and equity features, and may lose significant value in periods of extreme market volatility.

FOREIGN INVESTING. Investing in securities of foreign companies that may not do substantial business in the U.S. involves additional risks, including risk of loss from changes in the political or economic climate of the countries in which these companies do business. Foreign currency fluctuations, exchange controls or financial instability could cause the value of the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds' foreign investments to fluctuate. Additionally, foreign accounting, auditing and disclosure standards may differ from domestic standards, and there may be less regulation in foreign countries of stock exchanges, brokers, banks, and listed companies than in the United States. As a result, the Funds' foreign investments may be less liquid and their prices may be subject to greater fluctuations than comparable investments in securities of U.S. issuers.

RESTRICTED SECURITIES. Investing in restricted securities involves additional risks because these securities generally (1) are less liquid than non-restricted securities and (2) lack readily available market quotations. Accordingly, the AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds may be unable to quickly sell their restricted security holdings at fair market value.

The following discussion describes investment risks unique to either the AllianceBernstein Growth Equity Fund, AllianceBernstein Mid Cap Growth Fund or the AllianceBernstein Balanced Fund.

INVESTMENT CONCENTRATION. Concentrating the AllianceBernstein Growth Equity Fund's equity holdings in the stocks of a few companies



                                                          Investment options  19
increases the risk of loss, because a decline in the value of one of these stocks would have a greater impact on the Fund. As of December 31, 2006, the Fund held 18.1% of its net assets in the stocks of four issuers. See Separate Account No. 4 (Pooled) Statement of Investments and Net Assets in the SAI.

INVESTMENT POLICIES. Due to the AllianceBernstein Mid Cap Growth Fund's investment policies, this Fund provides greater growth potential and may have greater risk than other equity offerings. As a result, you should consider limiting the amount allocated to this Fund, particularly as you near retirement.

DEBT SECURITIES SUBJECT TO PREPAYMENT RISKS. Mortgage-related securities and certain collateralized mortgage obligations, asset-backed securities and other debt instruments in which the AllianceBernstein Balanced Fund may invest are subject to prepayments prior to their stated maturity. The Fund, however, is unable to accurately predict the rate at which prepayments will be made, as that rate may be affected, among other things, by changes in generally prevailing market interest rates. If prepayments occur, the Fund suffers the risk that it will not be able to reinvest the proceeds at as high a rate of interest as it had previously been receiving. Also, the Fund will incur a loss to the extent that prepayments are made for an amount that is less than the value at which the security was then being carried by the fund. Moreover, securities that may be prepaid tend to increase in value less during times of declining interest rates, and to decrease in value more during times of increasing interest rates, than do securities that are not subject to prepayment.

WHEN-ISSUED AND DELAYED DELIVERY SECURITIES. The AllianceBernstein Balanced Fund may purchase and sell securities on a when-issued or delayed delivery basis. In these transactions, securities are purchased or sold by a Fund with payment and delivery taking place in the future in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. The Fund will sell on a forward settlement basis only securities it owns or has the right to acquire.

HEDGING TRANSACTIONS The AllianceBernstein Balanced Fund may engage in transactions which are designed to protect against potential adverse price movements in securities owned or intended to be purchased by the Fund.



ADDITIONAL INFORMATION ABOUT THE FUNDS


CHANGE OF INVESTMENT OBJECTIVES


We can change the investment objectives of the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds if the New York State Insurance Department approves the change.


The investment objectives of the portfolios of the Trusts may be changed by the Board of Trustees of the applicable Trust without the approval of shareholders. (See "Voting rights" below.)


VOTING RIGHTS

No voting rights apply to any of the separate accounts or to the Guaranteed Options. We do, however, have the right to vote shares of the Trusts held by the funds.

If a Trust holds a meeting of shareholders, we will vote the shares of the Trust's portfolios allocated to the corresponding Funds in accordance with instructions received from employers, participants or trustees, as the case may be. Shares will be voted in proportion to the voter's interest in the Funds holding the shares as of the record date for the shareholders meeting. We will vote the shares for which no instructions have been received in the same proportion as we vote shares for which we have received instructions. Employers, participants or trustees will receive: (1) periodic reports relating to each Trust and (2) proxy materials, together with a voting instruction form, in connection with shareholder meetings.

Currently, we control the Trusts. The Trusts' shares are held by other separate accounts of ours and by separate accounts of insurance companies unaffiliated with us. We generally will vote shares held by these separate accounts which will generally be voted according to the instructions of the owners of insurance policies and contracts funded through those separate accounts, thus diluting the effect of your voting instructions.


THE GUARANTEED OPTIONS

We offer three different guaranteed options:

o   two Guaranteed Rate Accounts (GRAs), and

o   our Money Market Guarantee Account.

We guarantee the amount of your contributions to the guaranteed options and the interest credited. Contributions to the guaranteed options become part of our general account, which supports all of our insurance and annuity guarantees as well as our general obligations. The general account, as part of our insurance and annuity operations, is subject to regulation and supervision by the Insurance Department of the State of New York and to insurance laws and regulations of all jurisdictions in which we are authorized to do business.

Your investment in a guaranteed option is not regulated by the Securities and Exchange Commission, and the following discussion about the guaranteed options has not been reviewed by the staff of the SEC. The discussion, however, is subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements made.


GUARANTEED RATE ACCOUNTS

We offer a GRA that matures in three years (3-year GRA) and a GRA that matures in five years (5-year GRA). Your contributions to the GRAs earn the guaranteed interest rate then in effect when your contribution is credited to your plan account. The interest rate is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. See "Charges and expenses" later in this prospectus.

You can make new contributions or transfer amounts from other investment options to a GRA at the current guaranteed rate at any time. New guaranteed rates are offered each Wednesday and are available for a seven-day period. You may call AIMS or access our Website to obtain our current GRA rates. You earn interest from the day after your contribution or transfer is credited through the maturity


20  Investment options
date of the GRA. See "Maturing GRAs" in the SAI for more information. The amount of your contribution and interest that is guaranteed is subject to any penalties applicable upon premature withdrawal. See "Premature withdrawals and transfers from a GRA" in the SAI.


RESTRICTIONS ON WITHDRAWALS AND TRANSFERS

o You may not transfer from one GRA to another or from a GRA to another investment option except at maturity.

o You may transfer other amounts at any time to a GRA at the current guaranteed rate.

o Withdrawals may be made from a GRA before maturity if: you are disabled; you attain age 70-1/2; you die; or you are not self-employed and your employment is terminated.

o You may not remove GRA funds before maturity to take a loan, hardship or other in-service withdrawal, as a result of a trustee-to-trustee transfer, or to receive benefits from a terminated plan.

o Certain other withdrawals prior to maturity are permitted, but may be subject to penalty. See "Procedures for withdrawals, distributions and transfers from a GRA" in the SAI.

MONEY MARKET GUARANTEE ACCOUNT


All contributions to the Money Market Guarantee Account earn the same rate of interest. The rate changes monthly and is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees and charges. The rate will approximate current market rates for money market mutual funds minus these fees. You may call AIMS or access our website to obtain the current monthly rate. On January 1 each year we set an annual minimum rate for this Account. The minimum guaranteed interest rate for 2007 is 2.50% (before fees).


Contributions may be made at any time and will earn the current rate from the day after the contribution is credited through the end of the month or, if earlier, the day of transfer or withdrawal. Your balance in the Money Market Guarantee Account at the end of the month automatically begins receiving interest at the new rate until transferred or withdrawn.


DISTRIBUTIONS, WITHDRAWALS, AND TRANSFERS. You may effect distributions, withdrawals and transfers, without penalty, at any time permitted under your plan. We do not impose penalties on distributions, withdrawals or transfers.



                                                          Investment options  21

2. How we value your account balance in the Funds

--------------------------------------------------------------------------------

FOR AMOUNTS IN THE FUNDS

When you invest in a Fund, your contribution or transfer is used to purchase "units" of that Fund. The unit value on any day reflects the value of the Fund's investments for the day and the charges and expenses we deduct from the Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Fund as of the close of business on the day we receive your contribution or transfer instruction.

On any given day, your account value in any Fund equals the number of the Fund's units credited to your account, multiplied by that day's value for one Fund unit. In order to take deductions from any Fund, we cancel units having a value equal to the amount we need to deduct. Otherwise, the number of your Fund units of any Fund does not change unless you make additional contributions, make a withdrawal, effect a transfer, or request some other transaction that involves moving assets into or out of that Fund option.


HOW WE DETERMINE THE UNIT VALUE


We determine the Unit Value at the end of each business day. The Unit Value for each Fund is determined by first calculating a gross unit value reflecting only investment performance and then adjusting it for Program expenses to obtain the Fund Unit Value. We calculate the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day and, for the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds, then deducting audit and custodial fees. We calculate the net investment factor as follows:


o First, we take the value of the Fund's assets at the close of business on the preceding business day.

o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.

o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.

The Fund Unit Value is calculated on every business day by multiplying the Fund Unit Value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:

(a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month; and

(b) is the charge to the Fund for that month for the daily accrual of fees and expenses times the number of days since the end of the preceding month.


The value of the investments that Separate Account 66 has in the AXA Aggressive Allocation Fund, AXA Conservative Allocation Fund, AXA Conservative-Plus Allocation Fund**, AXA Moderate Allocation Fund, AXA Moderate-Plus Allocation Fund**, Multimanager Technology Fund*, Target 2015 Allocation Fund, Target 2025 Allocation Fund, Target 2035 Allocation Fund, Target 2045 Allocation Fund, EQ/AllianceBernstein Intermediate Government Securities, EQ/AllianceBernstein International, EQ/AllianceBernstein Value, EQ/Calvert Socially Responsible, EQ/Capital Guardian International*, EQ/Capital Guardian Research, EQ/Capital Guardian U.S. Equity*, EQ/Equity 500 Index, EQ/FI Mid Cap Value*, EQ/GAMCO Small Company Value Fund, EQ/MFS Emerging Growth Companies*, EQ/PIMCO Real Return Fund, EQ/Small Company Index and EQ/Van Kampen Emerging Markets Equity Fund is calculated by multiplying the number of shares held by Separate Account No. 66 in each portfolio by the net asset value per share of that portfolio determined as of the close of business on the same day as the respective Unit Values of each of the foregoing Funds are determined.

* Please see "Portfolios of the Trusts" in "Investment Options" in this Prospectus for changes affecting these investment options.

** This investment option will be available on or about July 1, 2007, subject to regulatory approval.



HOW WE VALUE THE ASSETS OF THE FUNDS


The assets of the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds are valued as follows:

o Common stocks listed on national securities exchanges are valued at the last sale price. If on a particular day there is no sale, the stocks are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ Stock Exchange are valued at inside (highest) quoted bid prices.


o Foreign securities not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.

o United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

o Long-term publicly traded corporate bonds (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

o Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.


22  How we value your account balance in the Funds

o Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

o Short-term debt securities that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value.

o Option contracts listed on organized exchanges are valued at last sale prices or closing asked prices, in the case of calls, and at quoted bid prices, in the case of puts. The market value of a put or call will usually reflect, among other factors, the market price of the underlying security. When a Fund writes a call option, an amount equal to the premium received by the Fund is included in the Fund's financial statements as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. The current market value of a traded option is the last sale price or, in the absence of a sale, the last offering price. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase or sales transaction, the Fund realizes a gain or loss without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. When an option is exercised, the Fund realizes a gain or loss from the sale of the underlying security, and the proceeds of the sale are increased by the premium originally received, or reduced by the price paid for the option.


FAIR VALUATION

For the Pooled Separate Accounts, securities and other assets for which market quotations are not readily available (or for which market quotations may not be reliable) are valued at their fair value under the direction of our investment officers in accordance with accepted accounting practices and applicable laws and regulations. Market quotations may not be readily available or reliable if, for example, trading has been halted in the particular security; the security does not trade for an extended period of time; or a trading limit has been imposed.

For the Funds offered under Separate Account No. 66, securities and other assets for which market quotations are not readily available (or for which market quotations may not be reliable) are valued at their fair value under policies and procedures established by the Trusts. For more information, please see the prospectus for the applicable Trust.

The effect of fair value pricing is that securities may not be priced on the basis of quotations from the primary market in which they are traded, but rather may be priced by another method deemed to reflect fair value. Such a policy is intended to assure that the net asset value of a separate account or fund fairly reflects security values as of the time of pricing.


OTHER FUNDS. For those Funds that invest in corresponding Portfolios of AXA Premier VIP Trust and EQ Advisors Trust (the "Trusts"), the asset value of each Portfolio is computed on a daily basis. See the prospectus for the Trust for information on valuation methodology used by the corresponding Portfolios.



                              How we value your account balance in the Funds  23

3. Transfers and access to your account

--------------------------------------------------------------------------------

TRANSFERS AMONG INVESTMENT OPTIONS

You may transfer some or all of your amounts among the investment options if you participate in the Members Retirement Plan or the Volume Submitter Plan (together, the "Plans"). Participants in other plans may make transfers as allowed by the plan.


No transfers from the GRAs to other investment options are permitted prior to maturity. Transfers to the GRAs, and to or from the Money Market Guarantee Account and the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds, are permitted at any time. Transfers from remaining Funds are permitted at any time except if there is any delay in redemptions from the corresponding portfolio of the Trusts.

Please see "Allocating Program contributions" in "The Program" for more information about your role in managing your allocations.



DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the Fund or the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the Funds or the underlying portfolios. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a Fund or portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a Fund or portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so investment performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a Fund or portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a Fund or portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Funds or portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than Funds or portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. The prospectuses for the variable investment options provide more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying portfolios that are part of the AXA Premier VIP Trust and EQ Advisors Trust (the "trusts"). The trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the trust obtains from us owner trading activity. The trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

When a contract owner is identified as having engaged in a potentially disruptive transfer under the contract for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

For the Pooled Separate Accounts, the portfolio managers review aggregate cash flows on a daily basis. If the portfolio managers consider transfer activity with respect to an account to be disruptive, AXA Equitable reviews contract owner trading activity to identify any


24 Transfers and access to your account potentially disruptive transfer activity. AXA Equitable follows the same policies and procedures identified in the previous paragraph. We may change those policies and procedures, and any new or revised policies or procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

It is possible that the trusts may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this prospectus, the trusts had implemented such a fee. If a redemption fee is implemented by the trusts, that fee, like any other trust fee, will be borne by the contract owner.


Contract owners should note that it is not always possible for us and the trusts to identify and prevent disruptive transfer activity. Our ability to monitor potentially disruptive transfer activity is limited in particular with respect to certain group contracts. Group annuity contracts may be owned by retirement plans that provide transfer instructions on an omnibus (aggregate) basis, which may mask the disruptive transfer activity of individual plan participants, and/or interfere with our ability to restrict communication services. In addition, because we do not monitor for all frequent trading in the trust portfolios at the separate account level, contract owners may engage in frequent trading which may not be detected, for example due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the affiliated trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners/participants may be treated differently than others, resulting in the risk that some contract owners/participants may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.



OUR ACCOUNT INVESTMENT MANAGEMENT SYSTEM ("AIMS") AND OUR INTERNET WEBSITE

Participants may use our automated AIMS or our internet website to transfer between investment options, obtain account information, change the allocation of future contributions and maturing GRAs and hear investment performance information. To use AIMS, you must have a touch-tone telephone. We assign a personal security code ("PSC") number to you after we receive your completed enrollment form. Our internet website can be accessed at www.axa-equitable.com/mrp.

We have established procedures to reasonably confirm the genuineness of instructions communicated to us by telephone when using AIMS or by the internet website. The procedures require personal identification information, including your PSC number, prior to acting on telephone instructions, and providing written confirmation of the transfers. Thus, we will not be liable for following telephone instructions or internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to this service if we determine that you are engaged in a market timing strategy (see "Disruptive transfer activity" above).

A transfer request will be effective on the business day we receive the request. We will confirm all transfers in writing.

--------------------------------------------------------------------------------
Generally our business day is any day the New York Stock Exchange is open for trading, and generally ends at 4:00 p.m. Eastern Time. A business day does not include a day we choose not to open due to emergency conditions. We may also close early due to emergency conditions.
--------------------------------------------------------------------------------

PARTICIPANT LOANS

Participant loans are available if the employer plan permits them. Participants must apply for a plan loan through the employer.

Loans are subject to restrictions under Federal tax laws and ERISA. Loan packages containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives. A loan may not be taken from the Guaranteed Rate Accounts. If a participant is married, written spousal consent may be required for a loan.

Generally, the loan amount will be transferred from the investment options into a loan account. The participant must repay the amount borrowed with interest as required by Federal income tax rules. If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. Interest paid on a retirement plan loan is not deductible.


CHOOSING BENEFIT PAYMENT OPTIONS

The Program offers a variety of benefit payment options. If you are a participant in an individually-designed plan, ask your employer for details. Once you are eligible, your plan may allow you a choice of one or more of the following forms of distribution:

o   Installment Payments

o   Qualified Joint and Survivor Annuity

o   Joint and Survivor Annuity Options, some with optional Period Certain

o   Life Annuity

o   Life Annuity -- Period Certain

o   Cash Refund Annuity

o   Lump Sum Payment

All of these annuity options can be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity which are fixed options only.

--------------------------------------------------------------------------------

The amount of each payment in a fixed option remains the same. Variable option payments change to reflect the investment performance of the AllianceBernstein Growth Equity Fund.

--------------------------------------------------------------------------------

See "Types of benefits" in the SAI for detailed information regarding each of the benefit payout options, and "Procedures for withdrawals, distributions and transfers" in the SAI.


                                        Transfers and access to your account  25

We provide the fixed and variable annuity options. Payments under variable annuity options reflect investment performance of the AllianceBernstein Growth Equity Fund.


The minimum amount that can be used to purchase any type of annuity is $5,000. In most cases an annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity. If we give any group pension client with a qualified plan a better annuity purchase rate than those currently guaranteed under the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case.


SPOUSAL CONSENT

If a participant is married and has an account balance greater than $5,000, (except for amounts contributed to the Rollover Account) federal law generally requires payment (subject to plan rules) of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless you and your spouse have properly waived that form of payment in advance. Please see "Spousal consent requirements" under "Types of benefits" in the SAI. Certain individually designed Plans are not subject to these requirements.


BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT

Regardless of whether a participant's death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the participant's death and reduces that number by one each subsequent year.

If a participant dies before the entire benefit has been paid, the remaining benefits will be paid to the participant's beneficiary. If a participant dies before he or she is required to begin receiving benefits, the law generally requires the entire benefit to be distributed no more than five years after death. There are exceptions: (1) a beneficiary who is not the participant's spouse may elect payments over his or her life or a fixed period which does not exceed the beneficiary's life expectancy, provided payments begin within one year of death, (2) if the benefit is payable to the spouse, the spouse may elect to receive benefits over his or her life or a fixed period which does not exceed his/her life expectancy beginning any time up to the date the participant would have attained age 701/2 or, if later, one year after the participant's death, or (3) the spouse may be able to roll over all or part of the death benefit to a traditional individual retirement arrangement, an annuity under Section 403(b) of the Code or a governmental employer plan under
Section 457 of the Code. If, at death, a participant was already receiving benefits, the beneficiary must continue to receive benefits, subject to the Federal income tax minimum distribution rules. To designate a beneficiary or to change an earlier designation, a participant must have the employer send us a beneficiary designation form. In some cases, the spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in "Spousal Consent Requirements" under "Types of benefits" in the SAI.

Under the Plans, on the day we receive proof of death, we automatically transfer the participant's account balance in the Equity Funds to the Money Market Guarantee Account unless the beneficiary gives us other written instructions. The balance in the Guaranteed Rate Accounts will remain in the Guaranteed Rate Accounts.


26  Transfers and access to your account

4. The Program

--------------------------------------------------------------------------------

This section explains the Program in further detail. It is intended for employers who wish to enroll in the Program, but contains information of interest to participants as well. You should, of course, understand the provisions of your plan and the Adoption Agreement that define the scope of the Program in more specific terms. References to "you" and "your" in this section are to you in your capacity as an employer. The Program is described in the prospectus solely to provide a more complete understanding of how the Funds and GRAs operate within the Program. The Program itself is not registered under the Securities Act of 1933.


The Members Retirement Program consists of several types of retirement plans and three retirement plan Trusts: the Master Trust, the Volume Submitter Retirement Trust and the Pooled Trust. Each of the Trusts invests exclusively in the contract described in this prospectus. The Program is sponsored by AXA Equitable. The Program had 8,057 participants and approximately $239.3 million in assets at December 31, 2006.


Our Retirement Program Specialists are available to answer your questions about joining the Program. Please contact us by using the telephone number or addresses listed under "How to reach us -- Information on joining the Program" on the back cover of the prospectus.


SUMMARY OF PLAN CHOICES

You have a choice of three retirement plan arrangements under the Program. You can:

o Choose the Members Retirement Plan -- which automatically gives you a full range of services from AXA Equitable. These include your choice of the Program investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Members Retirement Plan employers adopt our Master Trust and your only investment choices are from the Investment Options.

--------------------------------------------------------------------------------
The Members Retirement Plan is a defined contribution master plan that can be adopted as a profit sharing plan (including optional 401(k), SIMPLE 401(k) and safe harbor 401(k) features), a defined contribution pension plan, or both. A Roth 401(k) option is available for all 401(k) plan types.
--------------------------------------------------------------------------------

o Choose the Volume Submitter Plan -- which automatically gives you a full range of services from AXA Equitable and offers the opportunity to utilize a cross-tested plan option. The services include your choice of the Program's investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Volume Submitter Plan, employers adopt the Volume Submitter Retirement Trust and your only investment choices are from the Investment Options.

--------------------------------------------------------------------------------
The Volume Submitter Plan is a defined contribution plan that can be adopted as a profit sharing plan (new comparability or age weighted) with or without
401(k) features. A Roth 401(k) option is available for all 401(k) plan types.
--------------------------------------------------------------------------------

o Maintain our Pooled Trust for Individually Designed Plans -- and use our Pooled Trust for investment options in the Program in addition to your own individual investments. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans. We provide participant-level or plan-level recordkeeping services for plan assets in the Pooled Trust.

--------------------------------------------------------------------------------
The Pooled Trust is an investment vehicle used with individually designed qualified retirement plans. It can be used for both defined contribution and defined benefit plans. We provide recordkeeping services for plan assets held in the Pooled Trust.
--------------------------------------------------------------------------------

Choosing the right plan depends on your own set of circumstances. We recommend that you review all plan, trust, participation and related agreements with your legal and tax counsel.


GETTING STARTED

If you choose either of the Plans, you as the employer or trustee must complete an Adoption Agreement. As an employer, you are responsible for the administration of the plan you choose. Please see "Your responsibilities as employer" in the SAI.


HOW TO MAKE PROGRAM CONTRIBUTIONS

Contributions must be in the form of a check drawn on a bank in the U.S., clearing through the Federal Reserve System, in U.S. dollars, and made payable to AXA Equitable. All contribution checks should be sent to AXA Equitable at the address shown "For contribution checks only" in the "Information once you join the Program" section under "How to reach us" in this prospectus. Third party checks are not acceptable, except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to collection. We reserve the right to reject a payment if it is received in an unacceptable form.

All contributions must be accompanied by a Contribution Remittance form which designates the amount to be allocated to each participant by contribution type. Contributions are normally credited on the business day that we receive them, provided the remittance form is properly completed and matches the check amount. Contributions are


                                                                 The Program  27
only accepted from the employer. Employees may not send contributions directly to the Program. Contributions are only accepted for properly enrolled participants.

There is no minimum amount which must be contributed for investment if you adopt either of the Plans, or if you have your own individually designed plan that uses the Pooled Trust.


ALLOCATING PROGRAM CONTRIBUTIONS


The group annuity contract that covers the qualified plan in which you participate is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under this contract. In the absence of a specific written arrangement to the contrary, you, as the participant under this contract, have the sole authority to make investment allocations and other decisions under the contract. Your Account Executive is acting as a broker-dealer registered representative, and may not be authorized to act as an investment advisor or to manage the allocations under your contract.


Investment decisions for individually designed plans are made either by the participant or by the plan trustees depending on the terms of the plan.

Participants may allocate contributions among any number of Program investment options. Allocation instructions can be changed at any time. You may allocate employer contributions in different percentages than your employee contributions. The allocation percentages you elect for employer contributions will automatically apply to 401(k) qualified non-elective contributions, qualified matching contributions and matching contributions. The allocation percentages you elect for employee contributions will automatically apply to both your post-tax employee contributions and your 401(k) salary deferral contributions.

If we do not receive adequate instructions, we will allocate your contributions to the Money Market Guarantee Account. You may, of course, transfer to another investment option at any time.


WHEN TRANSACTION REQUESTS ARE EFFECTIVE.

Contributions, as well as transfer requests and allocation changes (not including GRA maturity allocation changes discussed in the SAI), are effective on the business day they are received. Distribution requests are also effective on the business day they are received unless, as in the Plans, there are plan provisions to the contrary. Transaction requests received after the end of a business day will be credited the next business day. Processing of any transaction may be delayed if a properly completed form is not received.

Trustee-to-trustee transfers of plan assets are effective the business day after we receive all items we require, including check and mailing instructions, and a plan opinion/IRS determination letter from the new or amended plan, or adequate proof of qualified plan status.


DISTRIBUTIONS FROM THE INVESTMENT OPTIONS

Keep in mind two sets of rules when considering distributions or withdrawals from the Program. The first are rules and procedures that apply to the investment options, exclusive of the provisions of your plan. We discuss those in this section. The second are rules specific to your plan. We discuss those "Rules applicable to participant distributions" below. Certain plan distributions may be subject to Federal income tax, and penalty taxes. See "Tax information" later in this prospectus.


AMOUNTS IN THE FUNDS AND MONEY MARKET GUARANTEE ACCOUNT.


These are generally available for distribution at any time, subject to the provisions of your plan. Distributions from the Money Market Guarantee Account and the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds are permitted at any time. Distributions from remaining Funds are permitted at any time except if there is any delay in redemptions from the corresponding portfolio of the Trusts, as applicable.



AMOUNTS IN THE GUARANTEED RATE ACCOUNTS.

Withdrawals generally may not be taken from GRAs. See "Guaranteed Rate Accounts" earlier in this prospectus.

Payments or withdrawals and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with plan provisions. However, we can defer payments, applications and withdrawals for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets is not reasonably practicable because of an emergency.

If your plan is an employer or trustee-directed plan, you as the employer are responsible for ensuring that there is sufficient cash available to pay benefits.


RULES APPLICABLE TO PARTICIPANT DISTRIBUTIONS

In addition to our own procedures, distribution and benefit payment options under a tax qualified retirement plan are subject to complicated legal requirements. A general explanation of the Federal income tax treatment of distributions and benefit payment options is provided in "Tax information" later in this prospectus and in the SAI. You should discuss your options with a qualified financial adviser. Our Account Executives also can be of assistance.

In general, under the Plans, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. Participants in an individually designed plan are eligible for retirement benefits depending on the terms of their plan. See "Benefit payment options" under "Transfers and access to your money" earlier in this prospectus and "Tax information" later in this prospectus for more details. For participants who own more than 5% of the business, benefits must begin no later than April 1 of the year after the participant reaches age 70-1/2. For all other participants, distribution must begin by April 1 of the later of the year after attaining age 70-1/2 or retirement from the employer sponsoring the plan.

Distributions must be made according to the terms of the plan and rules in the Code and Treasury Regulations. Beginning in 2006, certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from


28  The Program
annuity contracts funding qualified plans and other tax qualified retirement arrangements such as IRAs. These provisions could apply to participants who satisfy required minimum distributions through annual withdrawals instead of receiving annuity payments. For this purpose additional annuity contract benefits may include enhanced death benefits and guaranteed minimum income benefits. Currently we believe that these provisions would not apply to Members Retirement Program contracts because of the type of benefits provided under the contract. However, you should consider the potential implication of these Regulations before you purchase or contribute to this annuity contract.

o You may withdraw all or part of your Account Balance under either Plan attributable to post-tax employee contributions at any time, provided that you withdraw at least $300 at a time (or, if less, your entire post-tax Account Balance).

o If you are married, your spouse must generally consent in writing before you can make any type of withdrawal except to purchase a Qualified Joint and Survivor Annuity. Self-employed persons may generally not receive a distribution prior to age 591/2.

o Employees may generally not receive a distribution prior to severance from employment.

o Hardship withdrawals before age 59-1/2 may be permitted under 401(k) and certain other profit sharing plans.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan. See "Procedures for withdrawals, distributions and transfers" in the SAI for a more detailed discussion of these general rules.

Generally you may not make withdrawals from the Guaranteed Rate Accounts prior to maturity. See "The Guaranteed Rate Accounts" earlier in this prospectus.


                                                                 The Program  29

5. Charges and expenses

--------------------------------------------------------------------------------

You will incur two general types of charges under the Program:

(1) Charges imposed on amounts invested in the trust -- these apply to all amounts invested in the trust (including installment payout option payments), and do not vary by plan. These are, in general, reflected as reductions in the unit values of the Funds or as reductions from the rates credited to the guaranteed options.

(2) Plan and transaction charges -- these vary by plan or are charged for specific transactions, and are typically stated in a dollar amount. Unless otherwise noted, these are deducted in fixed dollar amounts by reducing the number of units in the appropriate Funds and the dollars in the Guaranteed Options.

We deduct amounts for the 3-year or 5-year GRA from your most recent GRA.

We make no deduction from your contributions or withdrawals for sales expenses.

CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM

PROGRAM EXPENSE CHARGE

We assess the Program expense charge as a daily charge at an annual rate of 1.00% of your account balance held in the trust. The purpose of this charge is to cover the expenses that we incur in connection with the Program.


We apply the Program expense charge toward the cost of maintenance of the investment options, promotion of the Program, investment funds, guaranteed rate accounts, money market guarantee account, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. During 2006 we received $2,331,316 under the Program expense charge then in effect.



PROGRAM-RELATED INVESTMENT MANAGEMENT AND ACCOUNTING FEES


The computation of unit values for each of the Funds named below also reflects fees charged for investment management and accounting. We receive fees for investment management services for the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds. The investment management and accounting fee covers the investment management and financial accounting services we provide for these Funds, as well as a portion of our related administrative costs. This fee is charged daily at an effective annual rate of 0.50% of the net assets of the AllianceBernstein Growth Equity and Balanced Funds and an effective annual rate of 0.65% for the AllianceBernstein Mid Cap Growth Fund.



OTHER EXPENSES BORNE BY THE PORTFOLIOS AND FUNDS


TRUST ANNUAL EXPENSES. The AXA Aggressive Allocation Fund, AXA Conservative Allocation Fund, AXA Conservative-Plus Allocation Fund**, AXA Moderate Allocation Fund, AXA Moderate-Plus Allocation Fund**, Multimanager Technology Fund*, Target 2015 Allocation Fund, Target 2025 Allocation Fund, Target 2035 Allocation Fund, Target 2045 Allocation Fund, EQ/AllianceBernstein Intermediate Government Securities Fund, EQ/AllianceBernstein International Fund, EQ/AllianceBernstein Value Fund, EQ/Calvert Socially Responsible Fund, EQ/Capital Guardian International Fund*, EQ/Capital Guardian Research Fund, EQ/Capital Guardian U.S. Equity Fund*, EQ/Equity 500 Index Fund, EQ/FI Mid Cap Value Fund*, EQ/GAMCO Small Company Value Fund, EQ/MFS Emerging Growth Companies Fund*, EQ/PIMCO Real Return, EQ/Small Company Index Fund and EQ/Van Kampen Emerging Markets Equity Fund are indirectly subject to investment management fees, 12b-1 (if applicable) fees and other expenses charged against assets of the corresponding portfolios of the Trusts. These expenses are described in the Trusts' prospectuses.

* Please see "Portfolios of the Trusts" in "Investment Options" in this Prospectus for changes affecting these investment options.

** This investment option will be available on or about July 1, 2007, subject to regulatory approval.


OTHER EXPENSES. Certain costs and expenses are charged directly to the Funds. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports, proxy mailings, other mailing costs, and legal expenses.


PLAN AND TRANSACTION EXPENSES


MEMBERS RETIREMENT PLAN AND INVESTMENT ONLY FEES

RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee of $3.75 from your account balance. We reserve the right to charge varying fees based on the requested special mailings, reports and services given to your retirement plan.

ENROLLMENT FEE. We charge an employer a non-refundable enrollment fee of $25 for each participant enrolled under its plan. If we do not maintain individual participant records under an individually-designed plan, we instead charge the employer $25 for each plan or trust. If the employer fails to pay these charges, we may deduct the amount from subsequent contributions or from participants' account balances.


INDIVIDUAL ANNUITY CHARGES

ANNUITY ADMINISTRATIVE CHARGE. If a participant elects an annuity payment option, we deduct a $350 charge from the amount used to purchase the annuity. This charge reimburses us for administrative expenses associated with processing the application for the annuity and issuing each month's annuity payment.


CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Currently, we


30  Charges and expenses
deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed on us varies by state and ranges from 0% to 1%.

We reserve the right to deduct any applicable charges such as premium taxes from each contribution or from distributions or upon termination of your contract. If we have deducted any applicable tax charges from contributions, we will not deduct a charge for the same taxes later. If, however, an additional tax is later imposed on us when you make a partial or full withdrawal, or your contract is terminated, or you begin receiving annuity payments, we reserve the right to deduct a charge at that time.


FEES PAID TO ASSOCIATIONS

We may pay associations a fee for enabling the Program to be made available to their memberships. The fee may be based on the number of employers whom we solicit, the number who participate in the Program, and/or the value of Program assets. We make these payments without any additional deduction or charge under the Program.


GENERAL INFORMATION ON FEES AND CHARGES

We will give you written notice of any change in the fees and charges. We may also establish a separate fee schedule for requested non-routine administrative services. During 2006 we received total fees and charges under the Program of $3,186,216.



                                                        Charges and expenses  31

6. Tax information

--------------------------------------------------------------------------------

In this section, we briefly outline current federal income tax rules relating to the adoption of the Program, contributions to the Program and distributions to participants under qualified retirement plans. Certain other information about qualified retirement plans appears here and in the SAI.


Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect annuity contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of an annuity contract. We cannot predict, what, if any, legislation will actually be proposed or enacted that may affect annuity contracts.

We cannot provide detailed information on all tax aspects of the Program, plans and contracts. Moreover, the tax aspects that apply to a particular person's situation may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Rights or values under plans or contracts, or payments under plans or contracts, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.


BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

Annuity contracts can be purchased in connection with employer plans qualified under Code Section 401. You should be aware that the funding vehicle for a qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as the contract's selection of investment funds, provision of guaranteed options and choices of pay-out options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS

In this section, the word "you" refers to the plan participant.

Amounts distributed to a participant from a qualified plan are generally subject to federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.


If an employer's 401(k) plan permits, an employee may designate some or all of elective deferral contributions as "designated Roth contributions", which are made on a post-tax basis to the 401(k) arrangement. Designated Roth contributions must be separately accounted for. If certain timing and distribution event requirements are satisfied, distributions from a designated Roth contribution account under a 401(k) plan will be tax-free. The earliest a qualified distribution from a designated Roth contribution account could be made is 2011. Therefore, earnings attributable to a distribution from a designated Roth account may be includible in income. Distributions from designated Roth contribution accounts may be rolled over to other designated Roth contribution accounts under 401(k) plans or to Roth IRAs.


ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan, traditional individual retirement arrangement ("IRA"), an annuity under Section 403(b) of the Code, a governmental employer plan under
Section 457 of the Code or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory federal income tax withholding will apply unless the distribution is directly rolled over to a qualified plan, 403(b) plan, governmental employer 457 plan or traditional IRA. See "Eligible rollover distributions and federal income tax withholding" in the SAI for a more detailed discussion.

ANNUITY OR INSTALLMENT PAYMENTS. Each payment you receive is ordinary income for tax purposes, except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you had to include in gross income in prior years. You may exclude from gross income a portion of each annuity or installment payment you receive. If you (and your survivor) continue to receive payments after you have received your cost basis in the contract, all amounts will be taxable.

IN-SERVICE WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each withdrawal attributable to cost basis is not taxable. The portion of each withdrawal attributable to earnings is taxable. Withdrawals are taxable only after they exceed your cost basis if (a) they are attributable to your pre-January 1, 1987 contributions under (b) plans that permitted those withdrawals as of May 5, 1986. In addition, 20% mandatory Federal income tax withholding may also apply.

PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 591/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other eligible retirement plan.

The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions beginning after separation from service in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you


32  Tax information
and your beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions you use to pay deductible medical expenses.

WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly rolled over to a qualified plan, 403(b) plan, governmental employer 457 plan or traditional IRA. If a distribution is not an eligible rollover distribution, the recipient may elect out of withholding. The rate of withholding depends on the type of distribution. See "Eligible rollover distributions and federal income tax withholding" in the SAI. Under the Plans, we will withhold the tax and send you the remaining amount. Under an individually designed plan, we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding Federal income tax upon distributions to you or your beneficiary.


                                                             Tax information  33

7. More information

--------------------------------------------------------------------------------

ABOUT PROGRAM CHANGES OR TERMINATIONS

AMENDMENTS. The contract has been amended in the past and we and the Trustees may agree to amendments in the future. No future change can affect annuity benefits in the course of payment. If certain conditions are met, we may: (1) terminate the offer of any of the investment options and (2) offer new investment options with different terms.

TERMINATION. We may terminate the contract at any time. If the contract is terminated, we will not accept any further contributions. We will continue to hold amounts allocated to the Guaranteed Rate Accounts until maturity. Amounts already invested in the investment options may remain in the Program and you may also elect payment of benefits through us.

IRS DISQUALIFICATION

If your plan is found not to qualify under the Internal Revenue Code, we may:
(1) return the plan's assets to the employer (in our capacity as the plan administrator) or (2) prevent plan participants from investing in the separate accounts.

ABOUT THE SEPARATE ACCOUNTS

Each Investment Fund is one, or part of one, of our separate accounts. We established the separate accounts under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our investment funds for owners of our variable annuity contracts, including our contracts. The results of each separate account's operations are accounted for without regard to AXA Equitable's, or any other separate account's, operating results. We are the legal owner of all of the assets in the separate accounts and may withdraw any amounts we have in the separate accounts that exceed our reserves and other liabilities under variable annuity contracts. The amount of some of our obligations is based on the assets in the separate accounts. However, the obligations themselves are obligations of AXA Equitable. We reserve the right to take certain actions in connection with our operations and the operations of the investment funds as permitted by applicable law. If necessary, we will seek approval by participants in the Program.


The separate accounts that we call the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth, and AllianceBernstein Balanced Funds commenced operations in 1968, 1969, and 1979 respectively. Separate Account No. 66, which holds the other Funds offered under the contract, was established in 1997. Because of exclusionary provisions, none of the Funds is subject to regulation under the Investment Company Act of 1940. Separate Account No. 66, however, purchases Class IA shares and Class IB/B shares of the Trusts. The Trusts are registered as open-end management investment companies under the 1940 Act. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.


ABOUT THE GENERAL ACCOUNT

Our general account supports all of our policy and contract guarantees, including those that apply to the guaranteed interest option, as well as our general obligations.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account. The disclosure, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


ABOUT LEGAL PROCEEDINGS


AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in the separate accounts nor would any of these proceedings be likely to have a material adverse effect upon the separate accounts, our ability to meet our obligations under the Program, or the distribution of contract interests under the Program.



FINANCIAL STATEMENTS


The financial statements of Separate Accounts 3, 4, 10, and 66, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The SAI is available free of charge. You may request one by writing to our Processing Office or calling 1-800-523-1125.



ABOUT THE TRUSTEE

As trustee, JPMorgan Chase Bank serves as a party to the contract. It has no responsibility for the administration of the Program or for any distributions or duties under the contract.


DISTRIBUTION OF THE CONTRACTS

AXA Equitable performs all marketing and service functions under the contract. No sales commissions are paid with respect to units of interest in any of the separate accounts available under the contract; however, incentive compensation is paid to AXA Equitable employees performing these functions, based upon sales and the amount of first year plan contributions, as discussed in the SAI. The offering of the units is continuous.


34  More information

REPORTS WE PROVIDE AND AVAILABLE INFORMATION

We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.

As permitted by the SEC's rules, we omitted certain portions of the registration statement filed with the SEC from this prospectus and the SAI. You may obtain the omitted information by: (1) requesting a copy of the registration statement from the SEC's principal office in Washington, D.C., and paying prescribed fees, or (2) by accessing the EDGAR Database at the SEC's website at http://www.sec.gov.


ACCEPTANCE

The employer or plan sponsor, as the case may be: (1) is solely responsible for determining whether the Program is a suitable funding vehicle and (2) should carefully read the prospectus and other materials before entering into an Adoption Agreement.


                                                            More information  35

Appendix I -- Condensed financial information

--------------------------------------------------------------------------------


These selected per unit data and ratios for the years ended December 31, 1997 through December 31, 2006 have been derived from the financial statements audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. The financial statements of each of the Funds as well as the consolidated financial statements of AXA Equitable are contained in the SAI. Information is provided for the period that each Fund has been available under the Program, but not longer than ten years.



SEPARATE ACCOUNT NO. 4 (POOLED)
OF AXA EQUITABLE LIFE INSURANCE COMPANY


ALLIANCEBERNSTEIN GROWTH EQUITY FUND -- INCOME, EXPENSES AND CAPITAL CHANGES PER UNIT OUTSTANDING THROUGHOUT THE YEARS INDICATED AND OTHER SUPPLEMENTARY DATA



-----------------------------------------------------------------------------------------------------------
                                                     YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------------------------------
                                        2006           2005          2004          2003           2002
-----------------------------------------------------------------------------------------------------------
Income                               $   2.13      $   1.34       $   1.20      $   1.00       $    .88
Expenses (Note A)                       (4.62)        (4.56)         (4.43)        (3.64)         (4.06)
Net investment loss                     (2.49)        (3.22)         (3.23)        (2.64)         (3.18)
Net realized and unrealized gain
 (loss) on investments (Note B)         (2.50)        34.64          38.51         66.69         (71.04)
Net increase (decrease) in
 AllianceBernstein Growth Equity
 Fund Unit Value                        (4.99)        31.42          35.28         64.05         (74.22)
AllianceBernstein Growth Equity
 Fund Unit Value (Note C):
 Beginning of year                     317.72        286.30         251.02        186.97         261.19
End of year                          $ 312.73      $ 317.72       $ 286.30      $ 251.02       $ 186.97
Ratio of expenses to average net
 assets attributable to the Pro-
 gram                                   1.50%          1.57%         1.68%         1.69%          1.86%
Ratio of net income (loss) to aver-
 age net assets attributable to
 the Program                           (0.81)%        (1.11)%       (1.23)%       (1.22)%        (1.46)%
Number of AllianceBernstein
 Growth Equity Fund Units out-
 standing at end of year (000's)         125            141           147           153            154
Portfolio turnover rate (Note D)         55%            49%            60%           51%            39%
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                              YEAR ENDED DECEMBER 31,
                                     ----------------------------------------------------------------------
                                         2001          2000          1999          1998           1997
-----------------------------------------------------------------------------------------------------------
Income                                $   1.28      $   1.57      $   1.78      $   1.59      $   1.53
Expenses (Note A)                        (5.01)        (5.84)        (5.57)        (5.01)        (4.55)
Net investment loss                      (3.73)        (4.27)        (3.79)        (3.42)        (3.02)
Net realized and unrealized gain
 (loss) on investments (Note B)         (59.31)       (65.13)       102.66         (8.33)        65.28
Net increase (decrease) in
 AllianceBernstein Growth Equity
 Fund Unit Value                        (63.04)       (69.40)        98.87        (11.75)        62.26
AllianceBernstein Growth Equity
 Fund Unit Value (Note C):
 Beginning of year                      324.23        393.63        294.76        306.51        244.25
End of year                           $ 261.19      $ 324.23      $ 393.63      $ 294.76      $ 306.51
Ratio of expenses to average net
 assets attributable to the Pro-
 gram                                    1.80%          1.68%         1.69%         1.68%         1.65%
Ratio of net income (loss) to aver-
 age net assets attributable to
 the Program                            (1.34)%        (1.23)%       (1.15)%       (1.15)%       (1.10)%
Number of AllianceBernstein
 Growth Equity Fund Units out-
 standing at end of year (000's)          159            165           181           228           241
Portfolio turnover rate (Note D)          132%            48%           72%           71%           62%
-----------------------------------------------------------------------------------------------------------


See notes following these tables.

A-1 Appendix I -- Condensed financial information

SEPARATE ACCOUNT NO. 3 (POOLED)
OF AXA EQUITABLE LIFE INSURANCE COMPANY


ALLIANCEBERNSTEIN MID CAP GROWTH FUND -- INCOME, EXPENSES AND CAPITAL CHANGES PER UNIT OUTSTANDING THROUGHOUT THE YEARS INDICATED AND OTHER SUPPLEMENTARY DATA





------------------------------------------------------------------------------------------------------------
                                                           YEAR ENDED DECEMBER 31,
                                  --------------------------------------------------------------------------
                                      2006         2005         2004        2003          2002
------------------------------------------------------------------------------------------------------------
Income                             $   .23      $   .06      $   .06      $   .09       $   .08
Expenses (Note A)                     (.93)        (.87)        (.85)        (.62)         (.62)
Net investment loss                   (.70)        (.81)        (.79)        (.53)         (.54)
Net realized and unrealized gain
 (loss) on investments (Note B)        .96         3.89         8.92        18.26        (11.21)
Net increase (decrease) in
 AllianceBernstein Mid Cap
 Growth Fund Unit Value                .26         3.08         8.13        17.73        (11.75)
AllianceBernstein Mid Cap Growth
 Fund Unit Value
 (Note C):
Beginning of year                    55.68        57.60        44.47        26.74         38.49
End of year                        $ 55.94      $ 55.68      $ 52.60      $ 44.47       $ 26.74
Ratio of expenses to average net
 assets attributable to the Pro-
 gram                                 1.66%        1.73%        1.82%        1.78%         2.02%
Ratio of net investment income
 (loss) to average net assets
 attributable to the Program         (1.25)%      (1.61)%      (1.68)%      (1.51)%      ( 1.76)%
Number of AllianceBernstein Mid
 Cap Growth Fund Units out-
 standing at end of year (000's)       390          406          448          428            379
Portfolio turnover rate (Note D)       120%         102%         134%         113%           161%
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                                              YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------------------
                                      2001         2000         1999         1998         1997
------------------------------------------------------------------------------------------------------------
Income                              $   .18      $   .39      $   .38      $   .34      $   .26
Expenses (Note A)                      (.77)        (.96)        (.91)        (.97)        (.97)
Net investment loss                    (.59)        (.57)        (.53)        (.63)        (.71)
Net realized and unrealized gain
 (loss) on investments (Note B)       (8.46)       (7.17)        8.09        (7.48)        6.08
Net increase (decrease) in
 AllianceBernstein Mid Cap
 Growth Fund Unit Value               (9.05)       (7.74)        7.56        (8.11)        5.37
AllianceBernstein Mid Cap Growth
 Fund Unit Value
 (Note C):
Beginning of year                     47.54        55.28        47.72        55.83        50.46
End of year                         $ 38.49      $ 47.54      $ 55.28      $ 47.72      $ 55.83
Ratio of expenses to average net
 assets attributable to the Pro-
 gram                                  1.93%        1.82%        1.86%        1.84%        1.82%
Ratio of net investment income
 (loss) to average net assets
 attributable to the Program         (1.48)%       (1.07)%     ( 1.09)%      (1.20)%      (1.33)%
Number of AllianceBernstein Mid
 Cap Growth Fund Units out-
 standing at end of year (000's)        361          353          366          490          508
Portfolio turnover rate (Note D)        200%         136%         108%         195%         176%
------------------------------------------------------------------------------------------------------------


See notes following these tables.

                               Appendix I -- Condensed financial information A-2

SEPARATE ACCOUNT NO. 10 (POOLED)
OF AXA EQUITABLE LIFE INSURANCE COMPANY


ALLIANCEBERNSTEIN BALANCED FUND -- INCOME, EXPENSES AND CAPITAL CHANGES PER UNIT OUTSTANDING THROUGHOUT THE YEARS INDICATED AND OTHER SUPPLEMENTARY DATA





-------------------------------------------------------------------------------------------------
                                                         YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------------------
                                       2006       2005        2004       2003        2002
-------------------------------------------------------------------------------------------------
Income                                $  1.48    $   1.17    $   .94    $   .86     $  1.09
Expenses (Note A)                       (.73)        (.72)      (.72)      (.65)       (.68)
Net investment income                    .75          .45        .22        .21         .41
Net realized and unrealized gain
 (loss) on investments (Note B)         3.59         1.92       2.88       5.54       (4.15)
Net increase (decrease) in
 AllianceBernstein Balanced Fund
 Unit Value                             4.34         2.37       3.10       5.75       (3.74)
AllianceBernstein Balanced Fund
 Unit Value (Note C):
Beginning of year                      47.30        44.93      41.83      36.08       39.82
End of year                          $ 51.64     $  47.30    $ 44.93    $ 41.83     $ 36.08
Ratio of expenses to average net
 assets attributable to the Pro-
 gram                                   1.50%        1.58%      1.68%      1.71%       1.80%
Ratio of net investment income to
 average net assets attributable
 to the Program                         1.53%         .99%       .51%       .54%       1.09%
Number of AllianceBernstein Bal-
 anced Fund Units outstanding at
 end of year (000's)                     692          749        761        790         757
Portfolio turnover rate (Note D)         146%         211%       283%       339%        288%
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                                        YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------
                                       2001       2000       1999       1998       1997
-------------------------------------------------------------------------------------------------
Income                               $  1.38    $  1.55    $  1.36    $  1.30    $  1.21
Expenses (Note A)                       (.71)      (.73)      (.68)      (.58)      (.52)
Net investment income                    .67        .82        .68        .72        .69
Net realized and unrealized gain
 (loss) on investments (Note B)        (3.05)     (2.36)      4.66       5.14       2.83
Net increase (decrease) in
 AllianceBernstein Balanced Fund
 Unit Value                            (2.38)     (1.54)      5.34       5.86       3.52
AllianceBernstein Balanced Fund
 Unit Value (Note C):
Beginning of year                      42.20      43.74      38.40      32.54      29.02
End of year                          $ 39.82    $ 42.20    $ 43.74    $ 38.40    $ 32.54
Ratio of expenses to average net
 assets attributable to the Pro-
 gram                                   1.77%      1.68%      1.70%      1.65%      1.68%
Ratio of net investment income to
 average net assets attributable
 to the Program                         1.66%      1.89%      1.70%      2.04%      2.25%
Number of AllianceBernstein Bal-
 anced Fund Units outstanding at
 end of year (000's)                     555        426        456        473        454
Portfolio turnover rate (Note D)         168%       145%        95%        89%       165%
-------------------------------------------------------------------------------------------------



A. Enrollment fees are not included above and did not affect the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth or AllianceBernstein Balanced Fund Unit Values. Enrollment fees were generally deducted from contributions to the Program.



B. See Note 2 to Financial Statements of Separate Account Nos. 3 (Pooled), 4 (Pooled) and 10 (Pooled), which may be found in the SAI.


C. The value for an AllianceBernstein Growth Equity Fund Unit was established at $10.00 on January 1, 1968 under the National Association of Realtors Members Retirement Program (NAR Program). The NAR Program was merged into the Members Retirement Program on December 27, 1984. The values for an AllianceBernstein Mid Cap Growth and an AllianceBernstein Balanced Fund Unit were established at $10.00 on May 1, 1985, the date on which the Funds were first made available under the Program.



D. The portfolio turnover rate includes all long-term U.S. Government securities, but excludes all short-term U.S. Government securities and all other securities whose maturities at the time of acquisition were one year or less. Represents the annual portfolio turnover rate for the entire separate account.


Income, expenses, gains and losses shown above pertain only to participants' accumulations attributable to the Program. Other plans also participate in the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds and may have operating results and other supplementary data different from those shown above.



A-3 Appendix I -- Condensed financial information

SEPARATE ACCOUNT NO. 66 UNIT VALUES

Unit values and number of units outstanding for these Funds at year end for each variable investment fund, except for those funds being offered for the first time after December 31, 2005.




-----------------------------------------------------------------------------------------------------
                                                      For the years ending December 31,
                                           ----------------------------------------------------------
                                               1998       1999       2000       2001        2002
-----------------------------------------------------------------------------------------------------
AXA Premier VIP Technology
 Unit Value                                      --         --         --          --          --
 Number of units outstanding (000's)             --         --         --          --          --
EQ/AllianceBernstein Intermediate Govern-
 ment Securities
 Unit Value                                      --         --         --          --     $ 10.09
 Number of units outstanding (000's)             --         --         --          --          17
EQ/AllianceBernstein International
 Unit Value                                      --         --         --          --     $ 10.84
 Number of units outstanding (000's)             --         --         --          --         757
EQ/AllianceBernstein Value
 Unit Value                                      --         --         --     $ 10.08     $  8.57
 Number of units outstanding (000's)             --         --         --         371         433
EQ/Calvert Socially Responsible
 Unit Value                                      --         --     $ 9.63     $  8.10     $  5.87
 Number of units outstanding (000's)             --         --         12          36          57
EQ/Capital Guardian International
 Unit Value                                      --         --         --     $  8.05     $  6.74
 Number of units outstanding (000's)             --         --         --           3          22
EQ/Capital Guardian Research
 Unit Value                                      --         --         --          --     $ 10.87
 Number of units outstanding (000's)             --         --         --          --         321
EQ/Capital Guardian U.S. Equity
 Unit Value                                      --         --         --          --     $  9.09
 Number of units outstanding (000's)             --         --         --          --          18
EQ/Equity 500 Index
 Unit Value                                      --         --     $ 8.78     $  7.60     $  5.81
 Number of units outstanding (000's)             --         --        851         917       1,084
EQ/FI Mid Cap Value
 Unit Value                                  $ 9.42     $ 9.46     $ 9.81     $ 10.05     $  8.43
 Number of units outstanding (000's)            217        159        158         232         374
EQ/GAMCO Small Company Value
 Unit Value                                      --         --         --          --          --
 Number of units outstanding (000's)             --         --         --          --          --
EQ/MFS Emerging Growth Companies
 Unit Value                                      --         --     $ 8.01     $  5.20     $  3.36
 Number of units outstanding (000's)             --         --         59         108         187
EQ/Small Company Index
 Unit Value                                      --         --         --     $  9.97     $  7.76
 Number of units outstanding (000's)             --         --         --          38          79
EQ/Van Kampen Emerging Markets Equity
 Unit Value                                      --         --         --          --          --
 Number of units outstanding (000's)             --         --         --          --          --
-----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                   For the years ending December 31,
                                            ---------------------------------------------   Inception
                                               2003        2004        2005        2006        Date
--------------------------------------------------------------------------------------------------------
AXA Premier VIP Technology
 Unit Value                                       --    $  10.85     $ 11.94     $ 12.67     5/14/04
 Number of units outstanding (000's)              --         115         147         157
EQ/AllianceBernstein Intermediate Govern-
 ment Securities
 Unit Value                                  $ 10.16    $  10.22     $ 10.23     $ 10.44    11/22/02
 Number of units outstanding (000's)             226         171         222         232
EQ/AllianceBernstein International
 Unit Value                                  $ 14.48    $  16.95     $ 19.36     $ 23.73    11/22/02
 Number of units outstanding (000's)             795         822         871         919
EQ/AllianceBernstein Value
 Unit Value                                  $ 10.89       12.20     $ 12.72     $ 15.27     5/18/01
 Number of units outstanding (000's)             487         584         636         697
EQ/Calvert Socially Responsible
 Unit Value                                  $  7.41    $   7.57     $  8.14     $  8.48      5/1/00
 Number of units outstanding (000's)              99         135         156         169
EQ/Capital Guardian International
 Unit Value                                  $  8.82    $   9.90     $ 11.46     $ 13.52     5/18/01
 Number of units outstanding (000's)              55          92         160         260
EQ/Capital Guardian Research
 Unit Value                                  $ 14.10    $  15.44     $ 16.19     $ 17.96    11/22/02
 Number of units outstanding (000's)             364         365         371         362
EQ/Capital Guardian U.S. Equity
 Unit Value                                  $ 12.24    $  13.21     $ 13.84     $ 15.05     7/12/02
 Number of units outstanding (000's)              64         106         115         137
EQ/Equity 500 Index
 Unit Value                                  $  7.32    $   7.97     $  8.23     $  9.37     10/6/00
 Number of units outstanding (000's)           1,477       1,658       1,768       1,844
EQ/FI Mid Cap Value
 Unit Value                                  $ 11.08    $  12.90     $ 14.20     $ 15.80      8/1/97
 Number of units outstanding (000's)             430         513         715         663
EQ/GAMCO Small Company Value
 Unit Value                                       --          --          --     $ 10.90      5/1/06
 Number of units outstanding (000's)              --          --          --          16
EQ/MFS Emerging Growth Companies
 Unit Value                                  $  4.29    $   4.77     $  5.14     $  5.49      5/1/00
 Number of units outstanding (000's)             295         362         434         446
EQ/Small Company Index
 Unit Value                                  $ 11.18    $  12.99     $ 13.38     $ 15.59     5/18/01
 Number of units outstanding (000's)             157         219         237         312
EQ/Van Kampen Emerging Markets Equity
 Unit Value                                       --          --          --     $ 11.75      5/1/06
 Number of units outstanding (000's)              --          --          --          42
--------------------------------------------------------------------------------------------------------


                               Appendix I -- Condensed financial information A-4

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS


                                                                           Page


Who is AXA Equitable?                                                        2
Funding of the Program                                                       2

Your responsibilities as employer                                            2
Procedures for withdrawals, distributions and transfers                      2
Types of benefits                                                            4
Provisions of the plans                                                      6

Investment restrictions and certain investment techniques applicable to the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap
  Growth and AllianceBernstein Balanced Funds                                8
Portfolio holdings policy for the Pooled Separate Accounts                  10

Fund transactions                                                           10
Investment management and accounting fee                                    11

Portfolio managers' information (AllianceBernstein Growth Equity
  Fund, AllianceBernstein Mid Cap Growth Fund and AllianceBernstein
  Balanced Fund)                                                            12

Investment professional conflict of interest disclosure                     14

Portfolio manager compensation                                              15

Distribution of the contracts                                               15
Custodian and independent public accounting firm                            16
Our management                                                              17
Financial statements                                                     FSA-1


CLIP AND MAIL TO US TO RECEIVE A STATEMENT OF ADDITIONAL INFORMATION

To: AXA Equitable Life Insurance Company
    Box 2486 G.P.O.
    New York, NY 10116

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Please send me a copy of the Statement of Additional Information for the Members Retirement Program prospectus dated May 1, 2007.



--------------------------------------------------------------------------------
Name:


--------------------------------------------------------------------------------
Address:


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Copyright 2007 by AXA Equitable Life Insurance Company. All rights reserved.

Retirement Investment Account(R)



PROSPECTUS DATED MAY 1, 2007


Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, you should read the prospectuses for AXA Premier VIP Trust and EQ Advisors Trust which contain important information about their portfolios.

--------------------------------------------------------------------------------

ABOUT THE RETIREMENT INVESTMENT ACCOUNT(R)

The Retirement Investment Account(R) ("RIA") is an investment program that allows employer plan assets to accumulate on a tax-deferred basis. Thirty-two investment funds ("Funds") and a guaranteed interest option are available under RIA. The Funds and guaranteed interest option comprise the "investment options" covered by this prospectus. RIA is offered under a group annuity contract issued by AXA Equitable Life Insurance Company.

This contract is no longer being sold. This prospectus is used with current contract owners only. You should note that your contract features and charges, and your investment options, may vary depending on your state and/or the date on which you purchased your contract. For more information about the particular features, charges and options applicable to you, please contact your financial professional and/or refer to copies of the documents you received when you enrolled.



-----------------------------------------------------------------------------
 Funds
 Pooled separate accounts
-----------------------------------------------------------------------------

o AllianceBernstein Balanced --        o AllianceBernstein Common Stock --
  Separate Account No. 10                Separate Account No. 4
o AllianceBernstein Bond -- Separate   o AllianceBernstein Mid Cap Growth
  Account No. 13                         Separate Account No. 3
----------------------------------------------------------------------------
 Separate Account No. 66
----------------------------------------------------------------------------
o EQ/AllianceBernstein Growth and      o EQ/Capital Guardian U.S. Equity++
  Income++                             o EQ/Equity 500 Index
o EQ/AllianceBernstein Intermediate    o EQ/Evergreen Omega
  Government Securities                o EQ/FI Mid Cap
o EQ/AllianceBernstein International   o EQ/FI Mid Cap Value+
o EQ/AllianceBernstein Large Cap       o EQ/Janus Large Cap Growth++
  Growth                               o EQ/JPMorgan Value Opportunities
o EQ/AllianceBernstein Quality Bond    o EQ/Marsico Focus
o EQ/AllianceBernstein Small Cap       o EQ/MFS Emerging Growth Companies+
  Growth                               o EQ/MFS Investors Trust+
o EQ/AllianceBernstein Value           o EQ/Money Market
o EQ/BlackRock Basic Value Equity*     o EQ/Small Cap Value+
o EQ/BlackRock International Value*    o EQ/Van Kampen Emerging Markets
o EQ/Calvert Socially Responsible        Equity
o EQ/Capital Guardian Growth           o Multimanager High Yield*
o EQ/Capital Guardian International+   o Multimanager Technology*
o EQ/Capital Guardian Research
----------------------------------------------------------------------------



* This is the investment option's new name effective on or about May 29, 2007, subject to regulatory approval. Please see "Portfolios of the Trusts" in "RIA features and benefits" later in this Prospectus for the investment option's former name.
+ This investment option's name, investment objective and sub-adviser will change on or about May 29, 2007, subject to regulatory approval. See the supplement included with this Prospectus for more information.
++ Please see the supplement included with this Prospectus regarding the planned merger of this investment option.

The AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock, and AllianceBernstein Mid Cap Growth Funds (the "Pooled Separate Accounts") are managed by AXA Equitable. The AllianceBernstein Bond Fund is available only to employer plans that signed an agreement to allocate monies in the AllianceBernstein Bond Fund before June 1, 1994.

Separate Account No. 66 Funds invest in shares of a corresponding portfolio ("portfolio") of AXA Premier VIP Trust and EQ Advisors Trust (the "Trusts"). In each case, the Funds and the corresponding portfolios have the same name. You should read the prospectuses for each Trust and keep them for future reference.


GUARANTEED INTEREST OPTION. The guaranteed interest option credits interest daily and we guarantee principal.


Registration statements relating to this offering have been filed with the Securities and Exchange Commission ("SEC"). The Statement of Additional Information ("SAI") dated May 1, 2007, is a part of the registration statement. The SAI is available free of charge. You may request one by writing to our RIA service office or calling 1-800-967-4560. The SAI has been incorporated by reference into this prospectus. This prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this prospectus. The SAI is available free of charge. You may request one by writing to our processing office at AXA Equitable, RIA Service Office, P.O. Box 8095, Boston, MA 02266-8095 or calling 1-800-967-4560.



The SEC has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The securities are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.


              Copyright 2007. AXA Equitable Life Insurance Company
            1290 Avenue of the Americas, New York, New York 10104.
   All rights reserved. Retirement Investment Account(R) is a service mark of
                   The AXA Equitable Life Insurance Company.

                                                                          X01577

Contents of this prospectus
--------------------------------------------------------------------------------


RETIREMENT INVESTMENT ACCOUNT(R)
--------------------------------------------------------------------------------
Index of key words and phrases                                               4
Who is AXA Equitable?                                                        5
How to reach us                                                              6
RIA at a glance - key features                                               7

--------------------------------------------------------------------------------
FEE TABLE                                                                    9
--------------------------------------------------------------------------------
Examples                                                                    11
Condensed financial information                                             14

--------------------------------------------------------------------------------
1. RIA FEATURES AND BENEFITS                                                15
--------------------------------------------------------------------------------
Investment options                                                          15

The AllianceBernstein Bond Fund                                             15
The AllianceBernstein Balanced Fund                                         16
The AllianceBernstein Common Stock Fund                                     17
The AllianceBernstein Mid Cap Growth Fund                                   18
Investment manager of the AllianceBernstein Bond,
     AllianceBernstein Balanced, AllianceBernstein
     Common Stock and AllianceBernstein Mid Cap Growth Funds                18

Portfolio holdings policy for the Pooled Separate Accounts                  19
Funds investing in the Trusts                                               19

Portfolios of the Trusts                                                    20

Risks of investing in the Funds                                             22

Risk factors -- AllianceBernstein Bond, AllianceBernstein
     Common Stock, AllianceBernstein Mid Cap Growth and
     AllianceBernstein Balanced Funds                                       22

Change of investment objectives                                             23
Guaranteed interest option                                                  23

--------------------------------------------------------------------------------
2. HOW WE VALUE YOUR ACCOUNT VALUE                                          24
--------------------------------------------------------------------------------
How we determine the unit value                                             24
How we value the assets of the Funds                                        24

--------------------------------------------------------------------------------
3. TRANSFERS                                                                26
--------------------------------------------------------------------------------
Transfers among investment options                                          26

Special rules applicable to the AllianceBernstein Bond Fund                 26
Disruptive transfer activity                                                26


----------------------
When we use the words "we," "us" and "our," we mean AXA Equitable.

When we address the reader of this prospectus with words such as "you" and "your," we generally mean the employer or plan sponsor of the plans who use RIA as an investment vehicle, unless otherwise explained.

Further, the terms and conditions of the employer's plan govern the aspects of RIA available to plan participants. Accordingly, participants also should carefully consider the features of their employer's plan, which may be different from the features of RIA described in this prospectus.


2  Contents of this prospectus

--------------------------------------------------------------------------------
4. ACCESS TO YOUR ACCOUNT VALUE                                             28
--------------------------------------------------------------------------------
Participant loans                                                           28

Choosing benefit payment options                                            28


--------------------------------------------------------------------------------
5. RIA                                                                      29
--------------------------------------------------------------------------------
Summary of plan choices of RIA                                              29
How to make contributions                                                   29
Selecting investment options                                                29
Allocating program contributions                                            30

--------------------------------------------------------------------------------
6. DISTRIBUTIONS                                                            31
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
7. OPTIONAL PARTICIPANT RECORDKEEPING SERVICES                              33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
8. CHARGES AND EXPENSES                                                     34
--------------------------------------------------------------------------------
Charges reflected in the unit values                                        34
Indirect expenses borne by the Funds                                        34
Charges which reduce the number of units                                    34
Participant recordkeeping services charge                                   35
Other billing arrangements                                                  35
Individual annuity charges                                                  35
General information on fees and charges                                     35

--------------------------------------------------------------------------------
9. TAX INFORMATION                                                          36
--------------------------------------------------------------------------------
Buying a contract to fund a retirement arrangement                          36
Impact of taxes to AXA Equitable                                            36
Certain rules applicable to plans designed to comply
     with Section 404(c) of ERISA                                           36

--------------------------------------------------------------------------------
10. MORE INFORMATION                                                        38
--------------------------------------------------------------------------------
About changes or terminations                                               38
IRS disqualification                                                        38
About the separate accounts                                                 38
About the Trusts                                                            38
About the general account                                                   38
When we pay proceeds                                                        39
When transaction requests are effective                                     39
Voting rights                                                               39
About legal proceedings                                                     39
Financial Statements                                                        39
About the trustee                                                           39
Reports we provide and available information                                39
Acceptance and responsibilities                                             40
About registered units                                                      40
Assignment and creditors' claims                                            40
Distribution of the contracts                                               40
Commissions and service fees we pay                                         41

--------------------------------------------------------------------------------
APPENDIX: CONDENSED FINANCIAL INFORMATION                                  I-1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION
     TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                  Contents of this prospectus  3

Index of key words and phrases

--------------------------------------------------------------------------------

Below is an index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained. This index should help you locate more information on the terms used in this prospectus.



                                                  Page
   AXA Equitable                                     5
   business day                                     24
   benefit payment options                          28
   Code                                              7
   contracts                                        29
   contributions                                    29
   CWC                                              34
   current rate                                     23
   disruptive transfer activity                     26
   DOL                                              29
   ERISA                                             7
   exclusive funding employer plan                  29
   Fair valuation                                   25
   financial professional                           40
   Funds                                         cover
   guaranteed interest option                    cover
   IRS                                              34
   investment options                            cover
   market timing                                    26
   Master Retirement Trust                          29
   minimum rate                                     23
   optional participant recordkeeping service       33
   PRS                                               7
   partial funding employer plan                    29
   participant-directed plans                       26
   portfolios                                    cover
   QDRO                                             40
   RIA                                           cover
   SAI                                           cover
   separate accounts                                38
   Trusts                                        cover
   trustee-directed plans                           26
   unit                                             24
   unit value                                       24




4  Index of key words and phrases

Who is AXA Equitable?

--------------------------------------------------------------------------------

We are AXA Equitable Life Insurance Company ("AXA Equitable") (until 2004, The Equitable Life Assurance Society of the United States), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc., a holding company, which is itself an indirect, wholly-owned subsidiary of AXA. AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings Inc. and AXA Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the contracts. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.


AXA Financial, Inc. and its consolidated subsidiaries managed approximately $795 billion in assets as of December 31, 2006. For more than 100 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.



                                                        Who is AXA Equitable?  5

HOW TO REACH US

You may communicate with our processing office as listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically may be unavailable or delayed (for example our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

We reserve the right to limit access to these services if we determine that you are engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "Transfers" later in this prospectus).

You can reach us to obtain:

o Participation agreements, or enrollment or other forms used in RIA

o Unit values and other values under your plan

o Any other information or materials that we provide in connection with RIA


--------------------------------------------------------------------------------
 BY PHONE:
--------------------------------------------------------------------------------
1-800-967-4560
(service consultants are available weekdays 9 a.m. to 5 p.m. Eastern time)

--------------------------------------------------------------------------------
BY REGULAR MAIL (CORRESPONDENCE AND CONTRIBUTION CHECKS:
--------------------------------------------------------------------------------
AXA Equitable
P.O. Box 8095
Boston, MA 02266-8095

--------------------------------------------------------------------------------
BY REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY (CONTRIBUTION CHECKS ONLY:
--------------------------------------------------------------------------------

AXA Equitable
30 Dan Road
Canton, MA 02021


No person is authorized by AXA Equitable to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written material issued by AXA Equitable. You should not rely on any other information or representation.


6  Who is AXA Equitable?

RIA at a glance -- key features

--------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
Employer plan          RIA is an investment program designed for employer plans that qualify for
arrangements           tax-favored treatment under Section 401(a) of the Internal Revenue Code of 1986,
that use the           as amended ("Code"). Eligible employer plans include defined benefit plans,
RIA contract           defined contribution plans or profit-sharing plans, including 401(k) plans.
                       These employer plans generally also must meet the requirements of the
                       Employee Retirement Income Security Act of 1974, as amended ("ERISA").

                       Employer plan arrangements chose RIA:
                       o As the exclusive funding vehicle for an employer plan. If you chose this option, the annual amount of plan contributions must be at least $10,000.
                       o As a partial investment funding vehicle for an employer plan. Under this option, the aggregate amount of contributions in the initial participation year were at least $50,000, and the annual aggregate amount of ontributions thereafter must be at least $25,000. The guaranteed interest option is not available. Also, a partial funding agreement was completed.
------------------------------------------------------------------------------------------------------
RIA features           o 33 investment options. The maximum number of active investment options that may be selected at any time is 25.
                       o Benefit distribution payments.
                       o Optional Participant Recordkeeping Services ("PRS"), which includes participant-level recordkeeping and making benefit payments.
                       o Available for trustee-directed or participant-directed plans.
                       -------------------------------------------------------------------------------
                       A participant-directed employer plan is an employer plan that permits investment direction by plan participants for contribution allocations or transfers among investment options. A trustee-directed employer plan, is an employer plan that permits those same types of investment decisions only by the employer, a trustee or any named fiduciary or an authorized delegate of the plan.
                       -------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
Contributions          o Can be allocated to any one investment option or divided among them.
                       o May be made by check or wire transfer.
                       o Are credited on the day of receipt if accompanied by properly completed forms.
------------------------------------------------------------------------------------------------------
Transfers among        o Generally, amounts may be transferred among the investment options.
investment options     o There is no charge for transfers and no tax liability.
                       o Transfers to the AllianceBernstein Bond Fund and from the guaranteed interest option may be subject to limitations.
------------------------------------------------------------------------------------------------------
Professional           The Funds are managed by professional investment advisers.
investment
management
------------------------------------------------------------------------------------------------------
Guaranteed options     The guaranteed interest option pays interest at guaranteed rates and provides guarantees of principal.
------------------------------------------------------------------------------------------------------
Tax considerations     o On earnings       No tax until you make withdrawals under the plan.
                       o On transfers      No tax on internal transfers among the investment options.
                       -------------------------------------------------------------------------------
                       Because you are enrolling in an annuity contract that funds a qualified employer sponsored retirement arrangement, you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Code. Before purchasing one of these annuities, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities with any other investment that you may use in connection with your retirement plan or arrangement. For more information, see "Tax information" later in this prospectus.)
------------------------------------------------------------------------------------------------------


                                               RIA at a glance -- key features 7

------------------------------------------------------------------------------------------------------
Charges and expenses   o Ongoing operations fee assessed against assets invested in investment options including any outstanding loan balance.

                       o Investment management and financial accounting fees and other expenses charged on a Fund-by-Fund basis, as applicable.

                       o No sales charges deducted from contributions, but contingent withdrawal charges may apply for non-benefit distributions.

                       o Charges of the Trusts' portfolios for management fees and other expenses, and 12b-1 fees.

                       o Administrative fee if you purchase an annuity payout option.

                       o Participant recordkeeping optional) charge per participant annual fee of
                         $25.00.

                       o Loan fee of 1% of loan principal amount at the time the plan loan is made.

                       o Administrative charge for certain Funds of Separate Account No. 66.

                       o We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. This charge is generally deducted from the amount applied to an annuity payout option.
------------------------------------------------------------------------------------------------------
Benefit                o Lump sum.
payment
options                o Installments on a time certain or dollar certain basis.

                       o Variety of fixed annuity benefit payout options as available under an employer's plan.
------------------------------------------------------------------------------------------------------
Additional             o Participant loans (if elected by your employer; some restrictions apply).
features
                       o Quarterly reports showing:

                         o transactions  in  the  investment  options  during the
                           quarter for the employer plan;

                         o the number of units in the Funds credited to the employer plan; and

                         o the unit values and/or the balances in all of the investment options as of the end of the quarter.

                       o Automatic confirmation notice to employer/trustee following the processing of an investment option transfer.

                       o Annual and semiannual report of the Funds.
------------------------------------------------------------------------------------------------------

THE ABOVE IS NOT A COMPLETE DESCRIPTION OF ALL MATERIAL PROVISIONS OF THE CONTRACT. IN SOME CASES RESTRICTIONS OR EXCEPTIONS APPLY. ALSO, ALL FEATURES OF THE CONTRACT ARE NOT NECESSARILY AVAILABLE IN YOUR STATE OR AT CERTAIN AGES.

For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. Please feel free to speak with your financial professional, or call us, if you have any questions. If for any reason you are not satisfied with your contract, you may return it to us for a refund within a certain number of days.


OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, fees and/or charges that are different from those in the contracts offered by this prospectus. Not every contract is offered through the same distributor. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about any of the AXA Equitable annuity contracts.


8 RIA at a glance -- key features

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when enrolling in, owning, and surrendering the RIA contract. The tables reflect charges that affect plan balances participating in the Funds through the group annuity contract, as well as charges you will bear directly under your contract. The table also shows charges and expenses of the portfolios of each Trust that you will bear indirectly. Each of the charges and expenses is more fully described in "Charges and expenses" later in this prospectus.


The first table describes fees and expenses that you will pay at the time that you surrender the contract, make certain withdrawals, purchase an annuity payout option or take a loan from the contract. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply. We deduct no sales charge at the time you make a contribution, and there are no transfer or exchange fees when you transfer assets among the investment options under the contract.


---------------------------------------------------------------------------------------------------------------------
Charges we deduct from your account value at the time you request certain transactions:
---------------------------------------------------------------------------------------------------------------------
Maximum contingent withdrawal charge (as a percentage of Fund assets)(1)                6%
Administrative fee if you purchase an annuity payout option                             $175
Loan fee (as a percentage of amount withdrawn as loan principal at the time the         1%
loan is made)
---------------------------------------------------------------------------------------------------------------------


The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including underlying Trust portfolio fees and expenses.


---------------------------------------------------------------------------------------------------------------------
Charges we deduct from the Funds expressed as an annual percentage of daily net assets:
---------------------------------------------------------------------------------------------------------------------
Maximum annual ongoing operations fee (as an annual percentage of daily net             1.25%
Fund assets)(2)
Administrative charge (applies only to certain Funds(3) in Separate Account No. 66)(4)  0.05%
Investment management and accounting fees (applies only to the Pooled Separate          0.50%
Accounts: AllianceBernstein Bond Fund, AllianceBernstein Balanced Fund,
AllianceBernstein Common Stock Fund and AllianceBernstein Mid Cap Growth
Fund.)(4)
---------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------
Charges we deduct at the end of each month
---------------------------------------------------------------------------------------------------------------------
Annual Optional Participant Recordkeeping Services Fee(5)                               $25 per plan participant
---------------------------------------------------------------------------------------------------------------------



A proportionate share of all fees and expenses paid by a portfolio that corresponds to any variable investment option of the Trusts to which plan balances are allocated also applies. The table below shows the lowest and highest total operating expenses as of December 31, 2006 charged by any of the portfolios. These fees and expenses are reflected in the portfolio's net asset value each day. Therefore, they reduce the investment return of the portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concern- ing each portfolio's fees and expenses is contained in the Trust prospectus for the portfolio.



---------------------------------------------------------------------------------------------------------------------
Portfolio operating expenses expressed as an annual percentage of average daily net assets
---------------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2006 (expenses that are deducted          Lowest     Highest
from portfolio assets including management fees, 12b-1 fees, service fees,              ------     -------
and/or other expenses.                                                                   0.38%      1.77%



                                                                     Fee table 9

This table shows the fees and expenses for 2006 as an annual percentage of each Portfolio's daily average net assets.




                                                    Separate
                                                     Account
                                                     Annual
                                                     Expense
                                                  Administrative
Portfolio Name                                     Charge(3)(4)
------------------------------------------------------------------

------------------------------------------------------------------
 AXA Premier VIP Trust:
------------------------------------------------------------------
Multimanager High Yield*                              0.05%
Multimanager Technology *
------------------------------------------------------------------
 EQ Advisors Trust:
------------------------------------------------------------------
EQ/AllianceBernstein Growth and Income++              0.05%
EQ/AllianceBernstein Intermediate
 Government Securities                                0.05%
EQ/AllianceBernstein International                    0.05%
EQ/AllianceBernstein Large Cap Growth
EQ/AllianceBernstein Quality Bond                     0.05%
EQ/AllianceBernstein Small Cap Growth                 0.05%
EQ/AllianceBernstein Value
EQ/BlackRock Basic Value Equity*
EQ/BlackRock International Value*
EQ/Calvert Socially Responsible
EQ/Capital Guardian Growth
EQ/Capital Guardian International+
EQ/Capital Guardian Research
EQ/Capital Guardian U.S. Equity++
EQ/Equity 500 Index                                   0.05%
EQ/Evergreen Omega
EQ/FI Mid Cap
EQ/FI Mid Cap Value+
EQ/Janus Large Cap Growth++
EQ/JPMorgan Value Opportunities
EQ/Marsico Focus
EQ/MFS Emerging Growth Companies+
EQ/MFS Investors Trust+
EQ/Money Market                                       0.05%
EQ/Small Cap Value+
EQ/Van Kampen Emerging Markets Equity
------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                          Trust Related Expenses
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               Total
                                                                                  Acquired     Annual                   Net Total
                                                                                 Fund Fees    Expenses    Fee Waiv-      Annual
                                                                                    and        (Before   ers and/or     Expenses
                                                                                  Expenses     Expense     Expense       (After
                                          Management    12b-1        Other     ( Underlying    Limita-   Reimburse-     Expense
 Portfolio Name                             Fees(6)    Fees(7)     Expenses(8)   Portfolios)    tions)     ments(9)
Limitations)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 AXA Premier VIP Trust:
------------------------------------------------------------------------------------------------------------------------------------
Multimanager High Yield*                    0.58%         --         0.18%          --          0.76%         --         0.76%
Multimanager Technology *                   1.20%       0.25%        0.23%          --          1.68%       0.00%        1.68%
------------------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust:
------------------------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Growth and Income++    0.56%         --         0.12%          --          0.68%          --        0.68%
EQ/AllianceBernstein Intermediate
 Government Securities                      0.50%         --         0.14%          --          0.64%          --        0.64%
EQ/AllianceBernstein International          0.71%         --         0.20%          --          0.91%       (0.06)%      0.85%
EQ/AllianceBernstein Large Cap Growth       0.90%       0.25%        0.11%          --          1.26%       (0.21)%      1.05%
EQ/AllianceBernstein Quality Bond           0.50%         --         0.14%          --          0.64%          --        0.64%
EQ/AllianceBernstein Small Cap Growth       0.74%         --         0.13%          --          0.87%          --        0.87%
EQ/AllianceBernstein Value                  0.60%       0.25%        0.13%          --          0.98%       (0.03)%      0.95%
EQ/BlackRock Basic Value Equity*            0.55%       0.25%        0.14%          --          0.94%        0.00%       0.94%
EQ/BlackRock International Value*           0.82%       0.25%        0.21%          --          1.28%       (0.03)%      1.25%
EQ/Calvert Socially Responsible             0.65%       0.25%        0.25%          --          1.15%       (0.10)%      1.05%
EQ/Capital Guardian Growth                  0.65%       0.25%        0.16%          --          1.06%       (0.11)%      0.95%
EQ/Capital Guardian International+          0.83%       0.25%        0.21%          --          1.29%       (0.09)%      1.20%
EQ/Capital Guardian Research                0.65%       0.25%        0.13%          --          1.03%       (0.08)%      0.95%
EQ/Capital Guardian U.S. Equity++           0.64%       0.25%        0.14%          --          1.03%       (0.08)%      0.95%
EQ/Equity 500 Index                         0.25%         --         0.13%          --          0.38%          --        0.38%
EQ/Evergreen Omega                          0.65%       0.25%        0.21%          --          1.11%        0.00%       1.11%
EQ/FI Mid Cap                               0.68%       0.25%        0.15%          --          1.08%       (0.08)%      1.00%
EQ/FI Mid Cap Value+                        0.73%       0.25%        0.13%          --          1.11%       (0.01)%      1.10%
EQ/Janus Large Cap Growth++                 0.90%       0.25%        0.15%          --          1.30%       (0.15)%      1.15%
EQ/JPMorgan Value Opportunities             0.60%       0.25%        0.16%          --          1.01%       (0.06)%      0.95%
EQ/Marsico Focus                            0.85%       0.25%        0.13%          --          1.23%       (0.08)%      1.15%
EQ/MFS Emerging Growth Companies+           0.65%       0.25%        0.15%          --          1.05%          --        1.05%
EQ/MFS Investors Trust+                     0.60%       0.25%        0.16%          --          1.01%       (0.06)%      0.95%
EQ/Money Market                             0.33%         --         0.14%          --          0.47%          --        0.47%
EQ/Small Cap Value+                         0.73%       0.25%        0.15%          --          1.13%       (0.03)%      1.10%
EQ/Van Kampen Emerging Markets Equity       1.12%       0.25%        0.40%          --          1.77%        0.00%       1.77%
------------------------------------------------------------------------------------------------------------------------------------



* This is the investment option's new name effective on or about May 29, 2007, subject to regulatory approval. Please see "Portfolios of the Trusts" in "RIA features and benefits" later in this Prospectus for the investment option's former name.

+ This investment option's name, investment objective and sub-adviser will change on or about May 29, 2007, subject to regulatory approval. See the supplement included with this Prospectus for more information.

++ Please see the supplement included with this Prospectus regarding the planned merger of this Portfolio.


Notes:


(1) The contingent withdrawal charge is waived in certain circumstances. The charge reduces to 2% of the amount withdrawn in the ninth participation year and cannot be imposed after the ninth anniversary of a plan's participation in RIA.


(2) The annual ongoing operations fee is deducted monthly and applied on a decremental scale, declining to 0.50% on the account value over $1,000,000, except for plans that adopted RIA before February 9, 1986.


(3) The Funds that have an Administrative charge are:

    Multimanager High Yield, EQ/AllianceBernstein Growth and Income, EQ/AllianceBernstein Intermediate Government Securities,
    EQ/AllianceBernstein International, EQ/AllianceBernstein Quality Bond, EQ/AllianceBernstein Small Cap Growth, EQ/Equity 500 Index and EQ/Money Market.

(4) The Fund annual expenses and the Trusts' annual expenses (if applicable) are reflected in the unit value.

(5) We deduct this fee on a monthly basis at the rate of $2.08 per participant.

(6) The management fee for each portfolio cannot be increased without a vote of each portfolio's shareholders. See footnote (9) for any expense limitation agreement information.

(7) The Class IB/B shares of each Trust are subject to fees imposed under a distribution plan adopted by each Trust pursuant to Rule 12b-1 under the Investment Company Act of 1940. For the portfolios of the AXA Premier VIP Trust and the EQ Advisors Trust, the 12b-1 fee will not be increased for the life of the contracts. A "--" indicates that there is no Rule 12b-1 Plan in place for the portfolio shown.



10 Fee table

(8) The amount shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. See footnote (9) for any expense limitation agreement information.

(9) The amounts shown reflect any contractual fee waivers and/or expense reimbursements that apply to each portfolio that are in place through at least April 2008. A"--" indicates that there is no expense limitation in effect, and "0.00%" indicates that the expense limitation arrangements did not result in a fee waiver or reimbursement. AXA Equitable, the manager of the AXA Premier VIP Trust and the EQ Advisors Trust, has entered into expense limitation agreements with respect to certain portfolios, which are effective through April 30, 2008. Under these Agreements, AXA Equitable has agreed to waive or limit its fees and assume other expenses of certain portfolios, if necessary, in an amount that limits such Portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Each portfolio may at a later date make a reimbursement to AXA Equitable for any of the management fees waived or limited and other expenses assumed and paid by AXA Equitable pursuant to the expense limitation agreement provided that the portfolio's current annual operating expenses do not exceed the operating expense limit determined for such portfolio. See the prospectus for each applicable underlying trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain portfolios of AXA Premier VIP Trust and EQ Advisors Trust is used to reduce the applicable portfolio's expenses. If the above table reflected both the expense limitation arrangements, plus the portion of the brokerage commissions used to reduce portfolio expenses, the net expenses would be as shown in the table below:

    --------------------------------------------------------
                    Portfolio Name
    --------------------------------------------------------
    Multimanager Technology                          1.64%
    --------------------------------------------------------
    EQ/AllianceBernstein Growth and Income           0.67%
    --------------------------------------------------------
    EQ/AllianceBernstein Large Cap Growth            1.03%
    --------------------------------------------------------
    EQ/AllianceBernstein Small Cap Growth            0.86%
    --------------------------------------------------------
    EQ/AllianceBernstein Value                       0.94%
    --------------------------------------------------------
    EQ/BlackRock Basic Value Equity                  0.93%
    --------------------------------------------------------
    EQ/Capital Guardian Growth                       0.94%
    --------------------------------------------------------
    EQ/Capital Guardian Research                     0.94%
    --------------------------------------------------------
    EQ/Capital Guardian U.S. Equity                  0.94%
    --------------------------------------------------------
    EQ/Evergreen Omega                               1.05%
    --------------------------------------------------------
    EQ/FI Mid Cap                                    0.97%
    --------------------------------------------------------
    EQ/FI Mid Cap Value                              1.09%
    --------------------------------------------------------
    EQ/Janus Large Cap Growth                        1.14%
    --------------------------------------------------------
    EQ/Marsico Focus                                 1.14%
    --------------------------------------------------------
    EQ/MFS Emerging Growth Companies                 1.03%
    --------------------------------------------------------
    EQ/MFS Investors Trust                           0.94%
    --------------------------------------------------------
    EQ/Small Cap Value                               1.02%
    --------------------------------------------------------
    EQ/Van Kampen Emerging Markets Equity            1.75%
    --------------------------------------------------------


EXAMPLES


These examples are intended to help you compare the cost of investing in the RIA contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying Trust fees and expenses.

The examples below show the expenses (which expenses, including the Optional Participants Recordkeeping Services fee, are directly reflected in the participant's retirement account value) that a hypothetical contract owner would pay in the situations illustrated. For purposes of the two sets of examples below, the ongoing operations fee is computed by reference to the actual aggregate annual ongoing operations fee as a percentage of total assets by employer plans in the RIA annuity contract other than corporate plans, resulting in an estimated ongoing operations fee of $96.10 per $10,000. The examples reflect the $25 annual charge for the Optional Participant Recordkeeping Services.


We assume there is no waiver of the withdrawal charge and that no loan has been taken. The charges used in the examples are the maximum expenses rather than the lower current expenses. The guaranteed interest option is not covered by the fee table and examples. However, the ongoing operations fee, the withdrawal charge, the loan fee, the Optional Participant Recordkeeping Services fee, and the administrative fee if you purchase an annuity payout option do apply to amounts in the guaranteed interest option. These examples should not be considered a representation of past or future expenses for any option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.


                                                                    Fee table 11

Separate Account No. 66 examples:

These examples assume that you invest $10,000 in the Funds in Separate Account No. 66 under the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the highest and lowest fees and expenses of any of the available portfolios (before expense limitations) of each Trust. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



12 Fee table

SEPARATE ACCOUNT NO. 66


------------------------------------------------------------------------------------------------------
                                                           If you surrender your contract at the end
                                                                  of the applicable time period
------------------------------------------------------------------------------------------------------
                                                            1 year    3 years    5 years    10 years
------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
------------------------------------------------------------------------------------------------------
Multimanager High Yield*                                     $828     $1,192     $1,568      $2,364
Multimanager Technology*                                     $913     $1,449     $2,001      $3,269
------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Growth and Income++                     $820     $1,168     $1,527      $2,277
EQ/AllianceBernstein Intermediate Government Securities      $816     $1,156     $1,507      $2,233
EQ/AllianceBernstein International                           $842     $1,236     $1,644      $2,526
EQ/AllianceBernstein Large Cap Growth                        $872     $1,325     $1,794      $2,842
EQ/AllianceBernstein Quality Bond                            $816     $1,156     $1,507      $2,233
EQ/AllianceBernstein Small Cap Growth                        $838     $1,224     $1,623      $2,483
EQ/AllianceBernstein Value                                   $844     $1,242     $1,654      $2,547
EQ/BlackRock Basic Value Equity*                             $840     $1,230     $1,634      $2,505
EQ/BlackRock International Value*                            $873     $1,331     $1,804      $2,863
EQ/Calvert Socially Responsible                              $861     $1,293     $1,739      $2,727
EQ/Capital Guardian Growth                                   $852     $1,266     $1,694      $2,632
EQ/Capital Guardian International+                           $874     $1,334     $1,809      $2,873
EQ/Capital Guardian Research                                 $849     $1,257     $1,679      $2,601
EQ/Capital Guardian U.S. Equity++                            $849     $1,257     $1,679      $2,601
EQ/Equity 500 Index                                          $790     $1,078     $1,374      $1,944
EQ/Evergreen Omega                                           $857     $1,281     $1,719      $2,685
EQ/FI Mid Cap                                                $854     $1,272     $1,704      $2,654
EQ/FI Mid Cap Value+                                         $857     $1,281     $1,719      $2,685
EQ/Janus Large Cap Growth++                                  $875     $1,337     $1,814      $2,883
EQ/JPMorgan Value Opportunities                              $847     $1,251     $1,669      $2,579
EQ/Marsico Focus                                             $869     $1,316     $1,779      $2,811
EQ/MFS Emerging Growth Companies+                            $851     $1,263     $1,689      $2,622
EQ/MFS Investors Trust+                                      $847     $1,251     $1,669      $2,579
EQ/Money Market                                              $799     $1,105     $1,420      $2,045
EQ/Small Cap Value+                                          $859     $1,287     $1,729      $2,706
EQ/Van Kampen Emerging Markets Equity                        $921     $1,475     $2,045      $3,358
------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------



                                                              If you annuitize at the end of the
                                                                    applicable time period
                                                            1 year    3 years    5 years    10 years
------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
---------------------------------------------------------------------------------------------------------------------------
Multimanager High Yield*                                     $385     $  822     $1,281      $2,539
Multimanager Technology*                                     $476     $1,093     $1,734      $3,444
---------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
---------------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Growth and Income++                     $377     $  796     $1,239      $2,452
EQ/AllianceBernstein Intermediate Government Securities      $373     $  784     $1,217      $2,408
EQ/AllianceBernstein International                           $401     $  869     $1,360      $2,701
EQ/AllianceBernstein Large Cap Growth                        $432     $  963     $1,518      $3,017
EQ/AllianceBernstein Quality Bond                            $373     $  784     $1,217      $2,408
EQ/AllianceBernstein Small Cap Growth                        $397     $  856     $1,339      $2,658
EQ/AllianceBernstein Value                                   $403     $  875     $1,371      $2,722
EQ/BlackRock Basic Value Equity*                             $399     $  863     $1,350      $2,680
EQ/BlackRock International Value*                            $434     $  969     $1,528      $3,038
EQ/Calvert Socially Responsible                              $420     $  928     $1,460      $2,902
EQ/Capital Guardian Growth                                   $411     $  900     $1,413      $2,807
EQ/Capital Guardian International+                           $435     $  972     $1,533      $3,048
EQ/Capital Guardian Research                                 $408     $  891     $1,397      $2,776
EQ/Capital Guardian U.S. Equity++                            $408     $  891     $1,397      $2,776
EQ/Equity 500 Index                                          $346     $  701     $1,078      $2,119
EQ/Evergreen Omega                                           $416     $  916     $1,439      $2,860
EQ/FI Mid Cap                                                $413     $  907     $1,424      $2,829
EQ/FI Mid Cap Value+                                         $416     $  916     $1,439      $2,860
EQ/Janus Large Cap Growth++                                  $436     $  975     $1,538      $3,058
EQ/JPMorgan Value Opportunities                              $406     $  885     $1,387      $2,754
EQ/Marsico Focus                                             $429     $  953     $1,502      $2,986
EQ/MFS Emerging Growth Companies+                            $410     $  897     $1,408      $2,797
EQ/MFS Investors Trust+                                      $406     $  885     $1,387      $2,754
EQ/Money Market                                              $355     $  730     $1,126      $2,220
EQ/Small Cap Value+                                          $418     $  922     $1,450      $2,881
EQ/Van Kampen Emerging Markets Equity                        $485     $1,121     $1,780      $3,533
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                                                            If you do not surrender your contract at
                                                              the end of the applicable time period
------------------------------------------------------------------------------------------------------
                                                           1 year   3 years    5 years    10 years
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST:
------------------------------------------------------------------------------------------------------
Multimanager High Yield*                                    $210      $647      $1,106     $2,364
Multimanager Technology*                                    $301      $918      $1,559     $3,269
------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Growth and Income++                    $202      $621      $1,064     $2,277
EQ/AllianceBernstein Intermediate Government Securities     $198      $609      $1,042     $2,233
EQ/AllianceBernstein International                          $226      $694      $1,185     $2,526
EQ/AllianceBernstein Large Cap Growth                       $257      $788      $1,343     $2,842
EQ/AllianceBernstein Quality Bond                           $198      $609      $1,042     $2,233
EQ/AllianceBernstein Small Cap Growth                       $222      $681      $1,164     $2,483
EQ/AllianceBernstein Value                                  $228      $700      $1,196     $2,547
EQ/BlackRock Basic Value Equity*                            $224      $688      $1,175     $2,505
EQ/BlackRock International Value*                           $259      $794      $1,353     $2,863
EQ/Calvert Socially Responsible                             $245      $753      $1,285     $2,727
EQ/Capital Guardian Growth                                  $236      $725      $1,238     $2,632
EQ/Capital Guardian International+                          $260      $797      $1,358     $2,873
EQ/Capital Guardian Research                                $233      $716      $1,222     $2,601
EQ/Capital Guardian U.S. Equity++                           $233      $716      $1,222     $2,601
EQ/Equity 500 Index                                         $171      $526      $  903     $1,944
EQ/Evergreen Omega                                          $241      $741      $1,264     $2,685
EQ/FI Mid Cap                                               $238      $732      $1,249     $2,654
EQ/FI Mid Cap Value+                                        $241      $741      $1,264     $2,685
EQ/Janus Large Cap Growth++                                 $261      $800      $1,363     $2,883
EQ/JPMorgan Value Opportunities                             $231      $710      $1,212     $2,579
EQ/Marsico Focus                                            $254      $778      $1,327     $2,811
EQ/MFS Emerging Growth Companies+                           $235      $722      $1,233     $2,622
EQ/MFS Investors Trust+                                     $231      $710      $1,212     $2,579
EQ/Money Market                                             $180      $555      $  951     $2,045
EQ/Small Cap Value+                                         $243      $747      $1,275     $2,706
EQ/Van Kampen Emerging Markets Equity                       $310      $946      $1,605     $3,358
------------------------------------------------------------------------------------------------------



* This is the investment option's new name effective on or about May 29, 2007, subject to regulatory approval. Please see "Portfolios of the Trusts" in "RIA features and benefits" later in this Prospectus for the investment option's former name.

+ This investment option's name, investment objective and sub-adviser will change on or about May 29, 2007, subject to regulatory approval. See the supplement included with this Prospectus for more information.

++ Please see the supplement included with this Prospectus regarding the planned merger of this Portfolio.


                                                                    Fee table 13

Pooled separate account examples:


These examples assume that you invest $10,000 in the Funds in the Pooled separate accounts under the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year. The example also assumes maximum contract charges and total annual expenses of the portfolios (before expense limitations) set forth in the previous charts. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:




----------------------------------------------------------------------------------------------------------------------
                                       If you surrender your contract
                                      at the end of the applicable time          If you annuitize at the end of the
                                                   period                              applicable time period
----------------------------------------------------------------------------------------------------------------------
                                     1 year   3 years    5 years   10 years     1 year   3 years    5 years  10 years
----------------------------------------------------------------------------------------------------------------------
AllianceBernstein Bond                $101      $173       $245      $410        $215      $296       $378     $585
AllianceBernstein Balanced            $101      $173       $245      $410        $215      $296       $378     $585
AllianceBernstein Common Stock        $101      $173       $245      $410        $215      $296       $378     $585
AllianceBernstein Mid Cap Growth      $101      $173       $245      $410        $215      $296       $378     $585
----------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                      If you do not surrender your contract
                                    at the end of the applicable time period
--------------------------------------------------------------------------------
                                    1 year    3 years    5 years   10 years
--------------------------------------------------------------------------------
AllianceBernstein Bond                $40       $121       $203      $410
AllianceBernstein Balanced            $40       $121       $203      $410
AllianceBernstein Common Stock        $40       $121       $203      $410
AllianceBernstein Mid Cap Growth      $40       $121       $203      $410
--------------------------------------------------------------------------------


CONDENSED FINANCIAL INFORMATION


Please see the Appendix at the end of this prospectus for unit values and the number of units outstanding of each Fund available as of December 31, 2006.



FINANCIAL STATEMENTS OF THE FUNDS

Each of the Funds is, or is part of, one of our separate accounts as described in "About the separate accounts" under "More information" later in this prospectus. The financial statements of the Funds are contained in the SAI. The financial statements for the portfolios of each Trust are included in the SAI for each Trust.


14 Fee table

1. RIA features and benefits

--------------------------------------------------------------------------------

INVESTMENT OPTIONS

We offer 33 investment options under RIA, including the Funds and the guaranteed interest option. Each Fund has a different investment objective. The Funds try to meet their investment objectives by investing either in a portfolio of securities or by holding mutual fund shares. The maximum number of active investment options that can be available under any RIA annuity contract at any time is 25. We cannot assure you that any of the Funds will meet their investment objectives.

You can lose your principal when investing in the Funds. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market Fund.



THE ALLIANCEBERNSTEIN BOND FUND


OBJECTIVE


The AllianceBernstein Bond Fund (Separate Account No. 13) is available only to employer plans that signed an agreement to invest monies through the RIA annuity contract in the AllianceBernstein Bond Fund before June 1, 1994. The AllianceBernstein Bond Fund seeks to achieve maximum total return, consistent with investment quality, with less volatility than a long-term bond account, by investing primarily in publicly traded fixed-income securities, such as bonds, debentures and notes. The Fund maintains its own portfolio of securities. The AllianceBernstein Bond Fund is designed for participants who seek a greater rate of return than that normally provided by money market investments and less volatility than that experienced by long-term bond investments.


INVESTMENT STRATEGIES

This AllianceBernstein Bond Fund seeks to consistently add value relative to the broad bond market and intermediate fixed income managers through a research driven, disciplined search for relative value opportunities across the full range of fixed income market sectors. It is actively managed, seeking to add value through a combination of sector and security-specific selections.

The Fixed Income process capitalizes on our firm's independent fundamental and quantitative research to add value. The process begins with proprietary expected return forecasts of our quantitative research team, which narrow the investment universe and identify those sectors, securities, countries and currencies that appear most/least attractive. These quantitative forecasts enable us to prioritize the further in-depth analysis of our fundamental credit and economic research teams. These fundamental research teams are focused on forecasting credit and economic fundamentals which confirm or refute our quantitative model findings.

Once the quantitative and fundamental forecasts have been made, our most senior research and portfolio management professionals meet in "research review" sessions where the forecasts are vetted with the goal of reconciling any differences between quantitative and fundamental projections and determining conviction level in each forecast, and identifying major themes to be implemented in the portfolios. The US Core team then translates the final research recommendations--the output of the research review sessions--into an appropriate portfolio risk target (tracking error). The US Core Team budgets this risk across the primary decisions (sector allocation, security selection and yield curve structure) with the use of proprietary portfolio construction tools.

The AllianceBernstein Bond Fund invests primarily in investment grade fixed-income securities including, but not limited to, the following: obligations issued or guaranteed by the U.S. Government (such as U.S. Treasury securities), its agencies (such as the Government National Mortgage Association), or instrumentalities (such as the Federal National Mortgage Association); U.S. dollar-denominated sovereign and corporate debt of developed and developing nations; mortgage related securities (including agency and non-agency fixed, ARM and hybrid pass-throughs, agency and non-agency CMO's, commercial mortgage-backed securities and dollar rolls); collateralized mortgage obligations; bank obligations; notes; asset-backed securities; zero coupon bonds; preferred stocks and trust preferred securities; and inflation protected securities. At the time in which the fund enters into a transaction involving potential economic leverage (e.g., dollar roll transactions, when-issued securities), the Adviser will maintain cash or other liquid securities either on its records or with the fund's custodian, having an amount equal to or greater than the market value of the position/commitment in question. In addition, the Advisor will monitor the account on a periodic basis to ensure that adequate coverage is maintained. The Fund will not invest more than 5% of its assets in obligations of a single issuer, except government securities. The Fund may also purchase 144A restricted securities. The Fund may also buy debt securities with equity features, such as conversion or exchange rights or warrants for the acquisition of stock or participations based on revenues, sales or profits. Investment grade securities are those rated within the four highest credit categories (AAA, AA, A or BBB) by Standard & Poor's Corp. ("S&P") or (Aaa, Aa, A or Baa) by Moody's Investors Service, Inc. ("Moody's"), BBB or higher by Fitch or, if unrated, are of comparable investment quality as determined by our credit analysis. Bonds rated below A by S&P, Moody's or Fitch are more susceptible to adverse economic conditions or changing circumstances than those rated A or higher, but we regard these lower-rated bonds as having an adequate capacity to pay principal and interest. The account may invest a limited portion of its assets in debt securities of companies without substantial business in the U.S.

The overall fund duration is maintained approximately within 10% of the Lehman Intermediate Government/Credit Index. Duration is a principle used in selecting portfolio securities that indicates a particular fixed-income security's price volatility. Duration is measured by taking into account (1) all of the expected payments relating to that security and (2) the time in the future when each payment will be made, and then weighting all such times by the present value of the correspond-


                                                   RIA features and benefits  15
ing payments. The duration of a fixed-income security with interest payments occurring prior to its maturity is always shorter than its term to maturity (except in the case of a zero coupon security). In addition, given identical maturities, the lower the stated rate of interest of a fixed-income security, the longer its duration, and, conversely, the higher the stated rate of interest of a fixed-income security, the shorter its duration. We believe that the AllianceBernstein Bond Fund's policy of purchasing intermediate duration bonds significantly reduces the volatility of the Fund's unit price over that of a long-term bond account.

Additionally, the AllianceBernstein Bond Fund also may invest in investment grade money market securities, including, but not limited to, obligations of the U.S. Government, its agencies and instrumentalities; negotiable certificates of deposit; banker's acceptances or bank time deposits; repurchase agreements; master demand notes; and other money market instruments. For temporary or defensive purposes, the AllianceBernstein Bond Fund also may invest in money market securities without limitation. Cash equivalent investments are defined as any security that has a maturity less than one year including repurchase agreements in accordance with AXA Equitable guidelines. The Fund may invest in cash equivalents in a commingled investment fund managed by the Adviser.

Finally, the AllianceBernstein Bond Fund may purchase fixed-income securities and money market securities having adjustable rates of interest with periodic demand features. The AllianceBernstein Bond Fund also may purchase fixed-income securities and certain money market securities on a when-issued or delayed delivery basis.

Swap transactions are prohibited.


RISKS OF INVESTMENT STRATEGIES


See "Risks of investing in the Funds" later in this prospectus, for information on the risks associated with an investment in the Funds generally, and in the AllianceBernstein Bond Fund specifically.

THE ALLIANCEBERNSTEIN BALANCED FUND

OBJECTIVES

The Balanced Fund ("the Portfolio") seeks to achieve both appreciation of capital and current income through investment in a diversified Portfolio of publicly traded common stocks, equity-type securities, debt securities and short-term money-market instruments. The Balanced Fund will include allocations to three sub-portfolios: Global Structured Equity, US Core Fixed Income and Cash.

INVESTMENT STRATEGIES

The Global Structured Equity sub-portfolio's objective is to deliver consistent excess returns driven by intensive company research combined with a disciplined portfolio construction process focused on risk control. The sub-portfolio targets long-term growth of capital and to outperform the Morgan Stanley Capital International (MSCI) World Index over any three year period.

The Global Structured Equity sub-portfolio invests primarily in equity and equity type securities (such as convertible bonds, convertible preferred and warrants) by using a disciplined investment approach to identify attractive investment candidates based on internally generated research. The Advisor's global industry research analysts are responsible for a primary research universe of companies that are primarily stocks in the MSCI World Index or stocks with similar characteristics that meet the Advisor's investment criteria. The analysts conduct in-depth research on these companies to uncover the most attractive investment opportunities. The sub-portfolio is constructed to maximize exposure to stocks selected by the Advisor's analysts and Portfolio Managers. Individual security weights are a function of the analyst view, ownership within other portfolios, volatility, correlation and index weight. It may also hold securities to control risk and to limit the traditional sources of risk such as style/theme exposures. The result is a combination of stocks in the sub-portfolio with fundamental characteristics, as well as country and sector weightings that approximate those of the benchmark. The sub-portfolio primarily invests its assets in countries included in the MSCI World Index, however the portfolio may not invest in Emerging Market securities that fall into the MSCI Emerging Markets country definition. The sub-portfolio may also utilize currency hedging through the use of currency forwards. For the currency hedging process, the Advisor uses forward contracts that require the purchase or delivery of a foreign currency at some future date. The price paid for the contract is the current price of the foreign currency in U.S. dollars plus or minus an adjustment based on the interest rate differential between the U.S. dollar and the foreign currency. This process utilizes the Advisor's currency multi-factor expected return model based upon: interest rate differentials, current account imbalances, convergence to purchasing-power parity and market momentum. The strategy is implemented using optimization tools that explicitly recognize the link between return potential and risk. The use of currency forwards may only be used for currency hedging purposes. The use of cross hedging may only be utilized with prior approval of AXA Equitable.

The US Core Fixed Income's sub-portfolio seeks to consistently add value relative to the broad bond market and core fixed income managers through a research driven, disciplined search for relative value opportunities across the full range of fixed income market sectors. It is actively managed, seeking to add value through a combination of sector and security-specific selections.

The Fixed Income process capitalizes on our firm's independent fundamental and quantitative research to add value. The process begins with proprietary expected return forecasts of our quantitative research team, which narrow the investment universe and identify those sectors, securities, countries and currencies that appear most/least attractive. These quantitative forecasts enable us to prioritize the further in-depth analysis of our fundamental credit and economic research teams. These fundamental research teams are focused on forecasting credit and economic fundamentals which confirm or refute our quantitative model findings.

Once the quantitative and fundamental forecasts have been made, our most senior research and portfolio management professionals meet in "research review" sessions where the forecasts are vetted with the goal of reconciling any differences between quantitative and fundamental projections and determining conviction level in each forecast, and identifying major themes to be implemented in the portfolios. The US Core team then translates the final research recommendations--



16  RIA features and benefits
the output of the research review sessions--into an appropriate portfolio risk target (tracking error). The US Core Team budgets this risk across the primary decisions (sector allocation, security selection and yield curve structure) with the use of proprietary portfolio construction tools.

The US Core Fixed Income sub-portfolio may invest in a wide variety of publicly traded debt instruments. The sub-portfolio's non-money market securities will consist primarily of publicly-traded securities issued or guaranteed by the United States Government (such as U.S. Treasury securities) or its agencies (such as the Government National Mortgage Association), or instrumentalities (such as the Federal National Mortgage Association), US dollar-denominated sovereign and corporate debt of developed and developing nations, including, but not limited to, bank obligations, notes, asset-backed securities, mortgage-related securities (includes agency and non-agency fixed, Adjustable Rate Mortgage and hybrid pass-throughs, agency and non-agency Collateralized Mortgage Obligations, and dollar rolls), zero coupon bonds, preferred stock, trust preferred securities and inflation protected securities. At the time in which the account enters into a transaction involving potential economic leverage (e.g., dollar roll transactions, when-issued securities, futures), the Advisor will maintain cash or other liquid securities either on its records or with the account's custodian, having an amount equal to or greater than the market value of the position/commitment in question. In addition, the Advisor will monitor the account on a periodic basis to ensure that adequate coverage is maintained. It may also purchase 144A securities. The sub-portfolio may also buy debt securities with equity features, such as conversion or exchange rights or warrants for the acquisition of stock or participations based on revenues, sales or profits. All such securities will be investment grade, at the time of acquisition, i.e., rated BBB or higher by Standard & Poor's Corporation (S&P), Baa or higher by Moody's Investor Services, Inc. (Moody's), BBB or higher by Fitch or if unrated, will be of comparable investment quality. The sub-portfolio may invest up to 10% of its assets in debt securities of companies without substantial business in the United States. It may invest directly in investment grade money market instruments. Cash equivalent investments are defined as any security that has a maturity less than one year, including repurchase agreements, in accordance with AXA Equitable guidelines.

Swap transactions are prohibited.

The overall sub-portfolio duration is maintained approximately within 10% of the Lehman Aggregate Bond Index. Focus is on efficiently constructing a neutral duration rather than on substantially lengthening or shortening the absolute duration level.

The Cash sub-portfolio may invest directly in investment-grade money market instruments.

The portfolio may invest in cash equivalents in a commingled investment fund managed by the Adviser.

ASSET ALLOCATION POLICIES

The Portfolio includes an asset allocation with a 60% weighting for equity securities and a 40% weighting for debt securities (see chart below). This asset allocation, which has been adapted to AXA Equitable specifications, is summarized below. The Advisor will allow the relative weightings of the Portfolio's debt and equity components to vary in response to markets, but ordinarily only by +/- 3% of the portfolio. Beyond those ranges, the Advisor may generally rebalance the Portfolio toward the targeted asset allocation, in line with AXA Equitable specifications. However, under extraordinary circumstances, when the Advisor believes that conditions favoring one investment style are compelling, the ranges may expand to 10% of the Portfolio, with AXA Equitable's prior consent. Furthermore, the Advisor reserves the right to modify the rebalancing targets which are based on the Advisor's current quantitative research, should prevailing market conditions and other factors necessitate.



------------------------------------------------------------------
 Allocation                                     AXA Equitable's
Portfolio Type      Sub-Portfolio              Specified Target
------------------------------------------------------------------
Global Equity      Global Structured Equity          60%
------------------------------------------------------------------
Total fixed and                                      40%
money market
instruments
o Fixed            o 35%-US Core FIxed Income
o Money market     o 5%-Cash
  instruments
------------------------------------------------------------------


RISKS OF INVESTMENT STRATEGIES


See "Risks of investing in the Funds" later in this prospectus, for information on the risks associated with an investment in the Funds generally, and in the AllianceBernstein Balanced Fund specifically.


THE ALLIANCEBERNSTEIN COMMON STOCK FUND



OBJECTIVE


The AllianceBernstein Common Stock Fund seeks to achieve long-term growth of capital by investing in the securities of companies that we believe will share in the growth of our nation's economy -- and those of other leading industrialized countries -- over a long period. The Fund maintains its own portfolio of securities.



INVESTMENT STRATEGIES


The AllianceBernstein Common Stock Fund (Separate Account No. 4) invests primarily in common stock. The Fund generally invests in securities of intermediate and large sized companies, but may invest in stocks of companies of any size. At times the Fund may invest its equity holdings in a relatively small number of issuers, provided that no investment when made causes more than 10% of the Fund's assets to be invested in the securities of one issuer.

The AllianceBernstein Common Stock Fund also may invest smaller amounts in other equity-type securities, such as convertible preferred stocks or convertible debt instruments. The Fund also may invest in non-equity investments, including non-participating and non-convertible preferred stocks, bonds and debentures. The Fund also may invest up to 15% of its total assets in foreign securities (securities of established foreign companies without substantial business in the United States).



The AllianceBernstein Common Stock Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments.



                                                   RIA features and benefits  17

RISKS OF INVESTMENT STRATEGIES


See "Risks of investing in the Funds" later in this prospectus, for information on the risks associated with an investment in the Funds generally, and in the AllianceBernstein Common Stock Fund specifically.


THE ALLIANCEBERNSTEIN MID CAP GROWTH FUND



OBJECTIVE


The AllianceBernstein Mid Cap Growth Fund (Separate Account No. 3) seeks to achieve long-term capital growth through a diversified portfolio of equity securities. The account will attempt to achieve this objective by investing primarily in the common stock of medium-sized companies which have the potential to grow faster than the general economy and to grow into much larger companies.



INVESTMENT STRATEGIES


The AllianceBernstein Mid Cap Growth Fund is actively managed to obtain excess return versus the Russell Mid Cap Growth Index. The Fund invested at least 80% of its total assets in the common stock of companies with medium capitalizations at the time of the Fund's investment, similar to the market capitalizations of companies in the Russell Mid Cap Growth Index. Companies whose capitalizations no longer meet this definition after purchase continue to be considered to have a medium market capitalization for purposes of the 80% policy. If deemed appropriate, in order to meet the investment objectives, the Fund may invest in companies in cyclical industries as well as in securities that the adviser believes are temporarily undervalued. The Fund may also invest in foreign companies without substantial business in the United States.


The Fund may also invest in convertible preferred stocks, convertible debt securities and short-term debt securities such as corporate notes, and temporarily invest in money market instruments. Additionally, the Fund may invest up to 10% of its total assets in restricted securities.


The Fund attempts to generate excess return by taking active risk in security selection, and implementing a top-down strategic analysis and a bottom-up stock selection approach, looking for companies with unique growth potential. Economic sector allocation will also be taken into consideration, and the account may often be concentrated in industries where research resources indicate there is high growth potential. The Fund is fully invested.



RISKS OF INVESTMENT STRATEGIES


See "Risks of investing in the Funds" later in this prospectus, for information on the risks associated with an investment in the Funds generally, and in the AllianceBernstein Mid Cap Growth Fund specifically. Note, however, that due to the AllianceBernstein Mid Cap Growth Fund's investment policies, this Fund provides greater growth potential and greater risk than the AllianceBernstein Bond, AllianceBernstein Common Stock and AllianceBernstein Balanced Funds. As a result, you should consider limiting the amount allocated to this Fund, particularly as you near retirement.

INVESTMENT MANAGER OF THE ALLIANCEBERNSTEIN BOND, ALLIANCEBERNSTEIN BALANCED, ALLIANCEBERNSTEIN COMMON STOCK AND ALLIANCEBERNSTEIN MID CAP GROWTH FUNDS

We manage the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds. We currently use the personnel and facilities of AllianceBernstein L.P. ("AllianceBernstein") for portfolio management, securities selection and transaction services. We are the majority-owners of AllianceBernstein, a limited partnership. We and AllianceBernstein are each registered investment advisers under the Investment Advisers Act of 1940, as amended.

AllianceBernstein acts as investment adviser to various separate accounts and general accounts of AXA Equitable and other affiliated insurance companies. AllianceBernstein also provides investment management and advisory services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. The following portfolio managers are primarily responsible for the day-to-day management of the Funds:




--------------------------------------------------------------------------------
                                                    Business experience
Fund                         Portfolio Manager      for past 5 years
--------------------------------------------------------------------------------
AllianceBernstein Bond       Alison Martier (Team   Portfolio manager at
Fund                         Leader)                AllianceBernstein since
                                                    1993.
                             Shawn Keegan           Portfolio manager at
                                                    AllianceBernstein since
                                                    2001
                             Joran Laird            Portfolio manager at
                                                    AllianceBernstein since
                                                    2005
                             Greg Wilensky          Portfolio manager at
                                                    AllianceBernstein since
                                                    1996.
--------------------------------------------------------------------------------
AllianceBernstein Balanced   Alison Martier         Portfolio Manager at
Fund                                                AllianceBernstein since
                                                    1993
                             Shawn Keegan           Portfolio Manager at
                                                    AllianceBernstein since
                                                    2001
                             Greg Wilensky          Portfolio Manager at
                                                    AllianceBernstein since
                                                    1996
                             Joshua Lisser          Portfolio Manager at
                                                    AllianceBernstein since
                                                    1992
                             Seth Masters           Portfolio Manager at
                                                    AllianceBernstein since
                                                    1995
                             Thomas Fontaine        Portfolio Manager at
                                                    AllianceBernstein since
                                                    2003
                             Chris Nikolich         Portfolio Manager at
                                                    AllianceBernstein since
                                                    1997
--------------------------------------------------------------------------------
AllianceBernstein Common     Alan Levi              Portfolio manager at
Stock Fund                                          AllianceBernstein since
                                                    1995.
--------------------------------------------------------------------------------
AllianceBernstein Mid Cap    Catherine Wood         Portfolio manager at
Growth Fund                                         AllianceBernstein since
                                                    2001.
--------------------------------------------------------------------------------


The SAI provides additional information about the portfolio managers including compensation, other accounts managed and ownership of securities of the Funds.


18  RIA features and benefits

As of December 31, 2006 AllianceBernstein had total assets under management of approximately $717 billion. AllianceBernstein's main office is located at 1345 Avenue of the Americas, New York, New York 10105.

The Investment Committee of our Board of Directors must authorize or approve the securities held in the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds. Subject to the Investment Committee's broad supervisory authority, our investment officers and managers have complete discretion over the assets of these Funds and have been given discretion as to sales and, within specified limits, purchases of stocks, other equity securities and certain debt securities. When an investment opportunity arises that is consistent with the objectives of more than one account, we allocate investment opportunities among accounts in an impartial manner based on certain factors such as investment objective and current investment and cash positions.



PORTFOLIO HOLDINGS POLICY FOR THE POOLED SEPARATE ACCOUNTS


A description of the policies and procedures with respect to disclosure of the portfolio securities of The AllianceBernstein Bond Fund, The AllianceBernstein Balanced Fund, The AllianceBernstein Common Stock Fund and the AllianceBernstein Mid Cap Growth Fund is available in the SAI. Generally, portfolio information is available 15 days after the month and free of charge by calling 1-(866) 642-3127.



FUNDS INVESTING IN THE TRUSTS

The Funds of Separate Account No. 66 invest in corresponding portfolios of AXA Premier VIP Trust and EQ Advisors Trust. The investment results you will experience in any one of those Funds will depend on the investment performance of the corresponding portfolios. The table below shows the names of the corresponding portfolios, their investment objectives, and their advisers.


                                                   RIA features and benefits  19

PORTFOLIOS OF THE TRUSTS



You should note that some portfolios have objectives and strategies that are substantially similar to those of certain retail funds that are purchased directly rather than under a variable insurance product such as Retirement Investment Account variable annuity. These funds may even have the same manager(s) and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in fund cash flows; and specific strategies employed by the portfolio manager.

AXA Equitable serves as the investment manager of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. AXA Equitable has entered into sub-advisory agreements with investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the portfolios. As such, AXA Equitable oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each portfolio.



-----------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                  Objective                                                  Sub-Adviser(s)
-----------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER HIGH YIELD(1)     High total return through a combination of current          o Pacific Investment Management Company
                               income and capital appreciation.                              LLC
                                                                                           o Post Advisory Group, LLC
-----------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER TECHNOLOGY(2)     Long-term growth of capital.                                o Firsthand Capital Management, Inc.
                                                                                           o RCM Capital Management LLC
                                                                                           o Wellington Management Company, LLP
-----------------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust
 Portfolio Name                 Objective                                                  Sub-Adviser(s)
-----------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN GROWTH    Seeks to provide a high total return.                       o AllianceBernstein L.P
 AND INCOME
-----------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN INTER-    Seeks to achieve high current income consistent with        o AllianceBernstein L.P
 MEDIATE GOVERNMENT            relative stability of principal.
 SECURITIES
-----------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN INTER-    Seeks to achieve long-term growth of capital.               o AllianceBernstein L.P.
NATIONAL
-----------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN LARGE     Seeks to achieve long-term growth of capital.               o AllianceBernstein L.P.
 CAP GROWTH
-----------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN QUALITY   Seeks to achieve high current income consistent with        o AllianceBernstein L.P
 BOND                          moderate risk to capital.
-----------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN SMALL     Seeks to achieve long-term growth of capital.               o AllianceBernstein L.P
 CAP GROWTH
-----------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN VALUE     Seeks capital appreciation.                                 o AllianceBernstein L.P
-----------------------------------------------------------------------------------------------------------------------------------
EQ/BLACKROCK BASIC VALUE       Seeks capital appreciation and secondarily, income.         o BlackRock Investment Management, LLC
 EQUITY(3)
-----------------------------------------------------------------------------------------------------------------------------------
EQ/BLACKROCK INTERNATIONAL     Seeks to provide current income and long-term growth of     o BlackRock Investment Management
 VALUE(4)                      income, accompanied by growth of capital.                     International Limited
-----------------------------------------------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY            Seeks long-term capital appreciation.                       o Calvert Asset Management Company, Inc.
 RESPONSIBLE                                                                               o Bridgeway Capital Management Inc.
-----------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN GROWTH     Seeks long-term growth of capital.                          o Capital Guardian Trust Company
-----------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN            To achieve long-term growth of capital.                     o Capital Guardian Trust Company
 INTERNATIONAL+
-----------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN            Seeks to achieve long-term growth of capital.               o Capital Guardian Trust Company
 RESEARCH
-----------------------------------------------------------------------------------------------------------------------------------


20 RIA features and benefits

-----------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name               Objective                                                     Sub-adviser(s)
-----------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN U.S.    Seeks to achieve long-term growth of capital.                  o Capital Guardian Trust Company
EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX         Seeks a total return before expenses that                      o AllianceBernstein L.P.
                            approximates the total return performance of the S&P
                            500 Index, including reinvestment of dividends, at a
                            risk level consistent with that of the S&P 500 Index.
-----------------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN OMEGA          Seeks long-term capital growth.                                o Evergreen Investment Management
                                                                                             Company, LLC
-----------------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP               Seeks long-term growth of capital.                             o Fidelity Management & Research Company
-----------------------------------------------------------------------------------------------------------------------------------
EQ/FI MID CAP VALUE+        Seeks long-term capital appreciation.                          o Fidelity Management & Research Company
-----------------------------------------------------------------------------------------------------------------------------------
EQ/JANUS LARGE CAP GROWTH   Seeks long-term growth of capital.                             o Janus Capital Management LLC
-----------------------------------------------------------------------------------------------------------------------------------
EQ/JPMORGAN VALUE           Long-term capital appreciation.                                o JPMorgan Investment Management Inc.
 OPPORTUNITIES
-----------------------------------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS            Seeks long-term growth of capital.                             o Marsico Capital Management, LLC
-----------------------------------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH      Seeks to provide long-term capital growth.                     o MFS Investment Management
COMPANIES+
-----------------------------------------------------------------------------------------------------------------------------------
EQ/MFS INVESTORS TRUST+     Seeks long-term growth of capital with a secondary             o MFS Investment Management
                            objective to seek reasonable current income. For purposes
                            of this Portfolio, the words "reasonable current income"
                            mean moderate income.
-----------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET             Seeks to obtain a high level of current income, preserve       o The Dreyfus Corporation
                            its assets and maintain liquidity.
-----------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL CAP VALUE+         Seeks capital appreciation.                                    o Lazard Asset Management LLC
                                                                                           o Franklin Advisory Services, LLC
-----------------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN EMERGING      Seeks long-term capital appreciation.                          o Morgan Stanley Investment
 MARKETS EQUITY                                                                              Management, Inc.
-----------------------------------------------------------------------------------------------------------------------------------



(*) This portfolio information reflects the portfolio's name change effective on or about May 29, 2007, subject to regulatory approval. The chart below reflects the portfolio's name in effect, until on or about May 29, 2007. The number in the "FN" column corresponds with the number contained in the table above.

    -----------------------------------------------
    FN          Portfolio Name until May 29, 2007
    -----------------------------------------------
    (1)         AXA Premier VIP High Yield
    (2)         AXA Premier VIP Technology
    (3)         EQ/Mercury Basic Value Equity
    (4)         EQ/Mercury International Value

+ This investment option's name, investment objective and sub-adviser will change on or about May 29, 2007, subject to regulatory approval. See the supplement included with this prospectus for more information.

++ Please see the supplement included with this Prospectus regarding the planned merger of this Portfolio.

You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing.



                                                    RIA features and benefits 21

RISKS OF INVESTING IN THE FUNDS

All of the Funds invest in securities of one type or another. You should be aware that any investment in securities carries with it a risk of loss, and you could lose money investing in the Funds. The different investment objectives and policies of each Fund may affect the return of each Fund and the risks associated with an investment in that Fund.


Additionally, market and financial risks are inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer, but affect the way markets, and securities within those markets, perform. Market risks can be described in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations.

The risk factors associated with an investment in the AllianceBernstein Bond, AllianceBernstein Common Stock, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds are described below. See the SAI for additional information regarding certain investment techniques used by these Funds. See the prospectuses for each Trust for risk factors and investment techniques associated with the portfolios in which the other Funds invest.


RISK FACTORS -- ALLIANCEBERNSTEIN BOND, ALLIANCEBERNSTEIN COMMON STOCK, ALLIANCEBERNSTEIN MID CAP GROWTH AND ALLIANCEBERNSTEIN BALANCED FUNDS


COMMON STOCK. Investing in common stocks and related securities involves the risk that the value of the stocks or related securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the Fund's investments -- and, therefore, the value of the Fund's units -- to fluctuate.


SECURITIES OF MEDIUM AND SMALLER SIZED COMPANIES.
The AllianceBernstein Mid Cap Growth Fund invests primarily in the securities of medium-sized companies. The AllianceBernstein Common Stock and AllianceBernstein Balanced Funds may also make these investments, as well as investments in smaller-sized companies. The securities of small and medium-sized, less mature, lesser known companies involve greater risks than those normally associated with larger, more mature, well-known companies. Therefore, consistent earnings may not be as likely in small companies as in large companies.


The Funds also run a risk of increased and more rapid fluctuations in the value of its investments in securities of small or medium-sized companies. This is due to the greater business risks of small-size and limited product lines, markets, distribution channels, and financial and managerial resources. Historically, the price of small (less than $1 billion) and medium (between $1 and $15 billion) capitalization stocks and stocks of recently organized companies have fluctuated more than the larger capitalization stocks and the overall stock market. One reason is that small and medium-sized companies have a lower degree of liquidity in the markets for their stocks, and greater sensitivity to changing economic conditions.


NON-EQUITY SECURITIES. Investing in non-equity securities, such as bonds and debentures, involves the risk that the value of these securities held by the AllianceBernstein Bond, the AllianceBernstein Balanced and the AllianceBernstein Common Stock Funds -- and, therefore, the value of each of the Fund's units -- will fluctuate with changes in interest rates (interest rate risk) and the perceived ability of the issuer to make interest or principal payments on time (credit risk). A decline in prevailing interest rates generally will increase the value of the securities held by the AllianceBernstein Bond Fund, while an increase in prevailing interest rates usually reduces the value of the AllianceBernstein Bond Fund's holdings. As a result, interest rate fluctuations will affect the value of AllianceBernstein Bond Fund units, but will not affect the income received from the Fund's current portfolio holdings. Moreover, convertible securities, which may be in the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds, such as convertible preferred stocks or convertible debt instruments, contain both debt and equity features, and may lose significant value in periods of extreme market volatility.

FOREIGN INVESTING. Investing in securities of foreign companies that may not do substantial business in the United States involves additional risks, including risk of loss from changes in the political or economic climate of the countries in which these companies do business. Foreign currency fluctuations, exchange controls or financial instability could cause the value of the AllianceBernstein Common Stock, Mid Cap Growth and Balanced Funds' foreign investments to fluctuate. Additionally, foreign accounting, auditing and disclosure standards may differ from domestic standards, and there may be less regulation in foreign countries of stock exchanges, brokers, banks, and listed companies than in the United States. As a result, the Fund's foreign investments may be less liquid and their prices may be subject to greater fluctuations than comparable investments in securities of U.S. issuers.

RESTRICTED SECURITIES. Investing in restricted securities involves additional risks because these securities generally (1) are less liquid than non-restricted securities and (2) lack readily available market quotations. Accordingly, the AllianceBernstein Bond, AllianceBernstein Balanced and the AllianceBernstein Mid Cap Growth Funds may be unable to quickly sell their restricted security holdings at fair market value.

The following discussion describes investment risks unique to either the AllianceBernstein Common Stock Fund, AllianceBernstein Mid Cap Growth Fund or the AllianceBernstein Balanced Fund.

INVESTMENT CONCENTRATION. Concentrating the AllianceBernstein Common Stock Fund's equity holdings in the stocks of a few companies increases the risk of loss, because a decline in the value of one of these stocks would have a greater impact on the Fund. As of December 31, 2006, the Fund held 18.1% of its net assets in the stocks of four issuers. See Separate Account No. 4 (Pooled) Statement of Investments and Net Assets in the SAI.



22  RIA features and benefits

RISKS OF INVESTMENT STRATEGIES. Due to the AllianceBernstein Mid Cap Growth Fund's aggressive investment policies, this Fund provides greater growth potential and may have greater risk than other equity offerings. As a result, you should consider limiting the amount allocated to this Fund, particularly as you near retirement.



CHANGE OF INVESTMENT OBJECTIVES


We can change the investment objectives of the AllianceBernstein Bond, AllianceBernstein Common Stock, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds if the New York State Insurance Department approves the change.


The investment objectives of the portfolios of the Trusts may be changed by the Board of Trustees of each Trust without the approval of shareholders. See "Voting rights" under "More information" later in this prospectus.


GUARANTEED INTEREST OPTION

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under "More information" later in this prospectus.

The amount allocated to the guaranteed interest option earns interest at the current guaranteed interest rate which is an annual effective rate. After we credit the interest, we deduct certain charges and fees.

We credit interest through and allocate interest on the date of any transfer or withdrawal transaction. We credit interest each day of the month to the account value in the guaranteed interest account at the beginning of the day at a daily rate equivalent to the guaranteed interest rate that applies to those amounts.


CURRENT AND MINIMUM INTEREST RATES


Except as described below, the "current rate" is the rate of interest that we actually credit to amounts in the guaranteed interest option for any given calendar year. We declare current rates for each class of employer plan that is using the RIA annuity contract as its funding vehicle before the beginning of each calendar year. In addition to the current rate, we declare "minimum rates" for the next two calendar years. Except as stated below, the minimum interest rates will never be lower than 4%. If the employer plan's contract permits investment in the AllianceBernstein Bond Fund, we may at times have the right to declare a lower current rate of interest ("revised rate") which will remain in effect for the remainder of the calendar year only for new amounts contributed or transferred by the employer plan to the guaranteed interest option. See "Special rules applicable to the AllianceBernstein Bond Fund" later in this prospectus, for the circumstances under which a revised rate might be declared. Such revised rate will reflect market interest rates for money market instruments and other short-term investments existing at the time any such amount is contributed or transferred to the guaranteed interest option without regard to any previously declared minimum rate.

The current interest rate for 2007 and the minimum interest rates for 2008 and 2009 guaranteed for each class, are stated in the proposal documents submitted to sponsors of prospective RIA employer plans. The establishment of new classes will not decrease the rates that apply to employer plans already assigned to a previous class. The effective current rate for 2008 and the minimum rates effective for calendar year 2009 and 2010 will be declared in December 2007.



CLASSES OF EMPLOYER PLANS

We assigned an employer plan to a "class" of employer plans upon its participation in the Master Retirement Trust in order to help us determine the current and minimum guaranteed rates of interest that apply for the employer plan participating in the guaranteed interest option under the RIA annuity contract. The initial class of employer plans to which an employer plan was assigned depended on the date the plan was adopted.


REVISED INTEREST RATES

All of the following conditions must exist for us to declare a revised rate:


o on the date of the allocation, the aggregate amount held in the AllianceBernstein Bond Fund with respect to all employer plans comprising AXA Equitable's Small Pension book of business is at least 10% of the aggregate amount then held under all the contracts which fund those plans;



o on the date of the allocation, the "current" guaranteed interest rate with respect to the employer plan's guaranteed interest option that would otherwise apply, exceeds the benchmark treasury rate by at least 0.75%; and

o prior allocations to the guaranteed interest option for the employer plan during that calendar year equal or exceed 110% of the average annual allocations to the guaranteed interest option for the employer plan during the three immediately preceding calendar years.


If we declare a revised rate for plans permitted to invest in the AllianceBernstein Bond Fund the employer or plan trustee may, by written notice, withdraw all or part of the amount that would be credited with such lower revised rate, without deduction of the contingent withdrawal charge. The investment, for the remainder of the calendar year, of such withdrawn or returned amounts in a funding vehicle other than RIA shall not be considered a violation of an employer plan's exclusive funding obligation provided such amount is contributed to RIA at the beginning of the following calendar year.



                                                   RIA features and benefits  23

2. How we value your account value

--------------------------------------------------------------------------------

FOR THE FUNDS. When you invest in a Fund, your contribution or transfer purchases "units" of that Fund. The unit value on any day reflects the value of the Fund's investments for the day and the charges and expenses we deduct from the Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Fund as of the close of business on the day we receive your contribution or transfer instruction.

--------------------------------------------------------------------------------
Generally, our "business day" is any day on which the New York Stock Exchange is open for trading. A business day does not include any day we choose not to open due to emergency conditions. We may also close early due to emergency conditions.
--------------------------------------------------------------------------------

On any given day, your account value in any Fund equals the number of the Fund's units credited to your account, adjusted for any Fund's units cancelled from your account, multiplied by that day's value for one Fund unit. In order to take deductions from any Fund, we cancel units having a value equal to the amount we need to deduct. Otherwise, the number of your Fund units of any Fund does not change unless you make additional contributions, make a withdrawal, make a transfer, or request some other transaction that involves moving assets into or out of that Fund.

FOR THE GUARANTEED INTEREST OPTION. The value of any investment in the guaranteed interest option is, at any time, the total contributions allocated to the guaranteed interest option, plus the interest earned, less (i) withdrawals to make employer plan benefit payments, (ii) withdrawals to make other employer plan withdrawals (including loans) and (iii) charges and fees provided for under the contracts.


HOW WE DETERMINE THE UNIT VALUE

When contributions are invested in the Funds, the number of units outstanding attributable to each Fund is correspondingly increased; and when amounts are withdrawn from one of these Funds, the number of units outstanding attributable to that Fund is correspondingly decreased.


For the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds, the unit values reflect investment performance and investment management and financial accounting fees. We determine the respective unit values for these Funds by multiplying the unit value for the preceding business day by the net investment factor for that subsequent day. We determine the net investment factor as follows:


o First, we take the value of the Fund's assets at the close ofbusi ness on the preceding business day.

o Next, we add the investment income and capital gains, ealized and unrealized, that are credited to the assets of the Fund during the business day for which the net investment factor is being determined.

o Then, we subtract the capital losses, realized and unrealized, and investment management and financial accounting fees charged to the Fund during that business day.

o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.


Prior to June 1, 1994, for the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds, the investment management and financial accounting fees were deducted monthly from employer plan balances in these Funds.


For a Fund of Separate Account No. 66, the unit value for any business day together with any preceding non-business days ("valuation period") is equal to the unit value for the preceding valuation period multiplied by the net investment factor for that Investment Fund for that valuation period. The net investment factor for a valuation period is:

                ( a )
                (---)  -  c
                ( b )
where:

(a) is the value of the Fund's shares of the corresponding portfolio at the end of the valuation period before giving effect to any amounts allocated to or withdrawn from the Investment Fund for the valuation period. For this purpose, we use the share value reported to us by the applicable Trust. This share value is after deduction for investment advisory fees and other expenses of each Trust.

(b) is the value of the Fund's shares of the corresponding portfolio at the end of the preceding valuation period (after any amounts are allocated or withdrawn for that valuation period).

(c) is the daily factor for the separate account administrative charge multiplied by the number of calendar days in the valuation period.


HOW WE VALUE THE ASSETS OF THE FUNDS


Assets of the AllianceBernstein Bond, AllianceBernstein Balanced,
AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds are valued as follows:

o Common stocks listed on national securities exchanges are valued at the last sale price. If on a particular day there is no sale, the stocks are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ Stock Exchange are valued at inside (highest) quoted bid prices.


o Foreign securities not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.


24  How we value your account value

o United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

o Long-term publicly traded corporate bonds (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

o Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

o Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

o Short-term debt securities that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value.

o Option contracts listed on organized exchanges are valued at last sale prices or closing asked prices, in the case of calls, and at quoted bid prices, in the case of puts. The market value of a put or call will usually reflect, among other factors, the market price of the underlying security. When a Fund writes a call option, an amount equal to the premium received by the Fund is included in the Fund's financial statements as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. The current market value of a traded option is the last sale price or, in the absence of a sale, the last offering price. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase or sales transaction, the Fund realizes a gain or loss without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. When an option is exercised, the Fund realizes a gain or loss from the sale of the underlying security, and the proceeds of the sale are increased by the premium originally received, or reduced by the price paid for the option.


FAIR VALUATION

For the Pooled Separate Accounts, securities and other assets for which market quotations are not readily available (or for which market quotations may not be reliable) are valued at their fair value under the direction of our investment officers in accordance with accepted accounting practices and applicable laws and regulations. Market quotations may not be readily available or reliable if, for example, trading has been halted in the particular security; the security does not trade for an extended period of time; or a trading limit has been imposed.

For the Funds offered under Separate Account No. 66, securities and other assets for which market quotations are not readily available (or for which market quotations may not be reliable) are valued at their fair value under policies and procedures established by the Trusts. For more information, please see the prospectuses for the applicable Trust.

The effect of fair value pricing is that securities may not be priced on the basis of quotations from the primary market in which they are traded, but rather may be priced by another method deemed to reflect fair value. Such a policy is intended to assure that the net asset value of a separate account or fund fairly reflects security values as of the time of pricing.


                                             How we value your account value  25

3. Transfers

--------------------------------------------------------------------------------

TRANSFERS AMONG INVESTMENT OPTIONS

You may transfer accumulated amounts among the investment options at any time and in any amount, subject to the transfer limitations described below. In addition to our rules, transfers among the investment options may be subject to employer plan provisions which may limit or disallow such movements. We do not impose a charge for transfers among the investment options.

The following section describes transfer limitations that apply, under certain situations, to amounts transferred out of the guaranteed interest option during the calendar quarter in which the request is made and the three preceding calendar quarters ("transfer period").


PARTICIPANT-DIRECTED PLANS. Under these plans, the contract owner has instructed us to accept the plan trustee's allocations that are in accordance with the plan participants' directions. If the employer elects to fund the employer plan with the guaranteed interest option and the EQ/Money Market, AllianceBernstein Bond, EQ/AllianceBernstein Intermediate Government Securities, EQ/AllianceBernstein Quality Bond or AXA Premier VIP High Yield Funds, during any transfer period, the following limitations apply:


For plans electing the optional participant recordkeeping services ("PRS"), the maximum amount that may be transferred by the trustee on behalf of a participant from the guaranteed interest option is equal to the greater of: (i) 25% of the amount the participant had in the guaranteed interest option as of the last calendar day of the prior calendar year, or (ii) the total of all amounts transferred out of the guaranteed interest option during the prior calendar year on the participant's behalf. Generally, this means that new participants will not be able to direct the trustee to transfer amounts out of the guaranteed interest option during the first calendar year of their participation under the contract.

If assets have been transferred from another funding vehicle by the employer, then the participant, for the remainder of that calendar year, may direct the trustee to transfer to the Funds up to 25% of such transferred amount that the participant initially allocated to the guaranteed interest option.

For plans not electing the PRS, the maximum amount that may be transferred from the guaranteed interest option is equal to the greater of: (i) 25% of the amount the employer plan had in the guaranteed interest option as of the last calendar day of the prior calendar year, or (ii) the total of all amounts the employer plan transferred out of the guaranteed interest option during the prior calendar year. The employer plan is responsible for monitoring this transfer limitation. PRS is discussed in "Optional participant recordkeeping services" later in this prospectus.

If assets have been transferred from another funding vehicle by the employer, then the trustee on behalf of the participant, for the remainder of that calendar year, may transfer to the Funds up to 25% of such transferred amount that was initially allocated to the guaranteed interest option.

From time to time, we may remove certain restrictions that apply to transferring amounts out of the guaranteed interest option. If we do so, we will tell you. We will also tell you at least 45 days in advance of the day that we intend to reimpose the transfer restrictions.

TRUSTEE-DIRECTED PLANS. Transfers of accumulated amounts among the investment options will be permitted as determined by us in our sole discretion only.

If assets have been transferred from another funding vehicle by the employer, then the plan trustee, for the remainder of that calendar year, may transfer to an investment option up to 25% of such transferred amount that was initially allocated to the guaranteed interest option.



SPECIAL RULES APPLICABLE TO THE ALLIANCEBERNSTEIN BOND FUND

The AllianceBernstein Bond Fund is available only to participant-directed employer plans that signed an agreement to participate in that Fund prior to June 1, 1994 ("old employer plans"). If the employer has not made Funds of Separate Account No. 66 available under a participant-directed employer plan, special transfer rules which provide transfer restrictions, described below will apply. If an old employer plan adds any of the Funds held in Separate Account No. 66, the AllianceBernstein Bond Fund will no longer be subject to any transfer restrictions. However, transfers out of the guaranteed interest option will be subject to certain restrictions described above.

TRANSFERS TO THE ALLIANCEBERNSTEIN BOND FUND. Except as described below, a plan participant in an old employer plan may elect to transfer to the AllianceBernstein Bond Fund any amount (in whole percentages) arising from participant-directed contributions. We will process requests to transfer amounts to the AllianceBernstein Bond Fund only if, at the time of the transfer request, the current guaranteed interest rate for the plan's guaranteed interest option is higher than the then-current "benchmark treasury rate." The benchmark treasury rate, as determined in accordance with our procedures, can be obtained via a daily tape recording by calling the RIA service office at 1-800-967-4560.


If we will not process a transfer request, we will notify the employer within four business days. We will not redirect the transfer to another investment option and will not maintain any record of such request for future processing.


TRANSFERS FROM THE ALLIANCEBERNSTEIN BOND FUND. A plan participant in an old employer plan may elect to transfer any amount (in whole percentages) held in the AllianceBernstein Bond Fund to one or more investment options.



DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals


26  Transfers
engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the Fund or the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the Funds or the underlying portfolios in which the Funds invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a Fund or portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a Fund or portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so investment performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a Fund or portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of Fund or portfolio investments may impede efficient Fund or portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the Fund or portfolio manager to effect more frequent purchases and sales of Fund or portfolio securities. Similarly, a Fund or portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Funds or portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than Funds or portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting Fund or portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they rely on the policies and procedures implemented by the Fund or underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that performance will be affected by such activity; and
(3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying portfolios that are part of the AXA Premier VIP Trust and EQ Advisors Trust (the "trusts"). The trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the trust obtains from us owner trading activity. The trusts currently consider transfers into and out of (or vice versa) the same Fund within a five business day period as potentially disruptive transfer activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

When a contract owner is identified as having engaged in a potentially disruptive transfer under the contract for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potential disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or the trusts may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. The current and any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

For the Pooled Separate Accounts, the portfolio managers review aggregate cash flows on a daily basis. If the portfolio managers consider transfer activity with respect to an account to be disruptive, AXA Equitable reviews contract owner trading activity to identify any potentially disruptive transfer activity. AXA Equitable follows the same policies and procedures identified in the previous paragraph. We may change those policies and procedures, and the current and any new or revised policies or procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

It is possible that the trusts may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this prospectus, the trusts had implemented such a fee. If a redemption fee is implemented by the trusts, that fee, like any other trust fee, will be borne by the contract owner.


Contract owners should note that it is not always possible for us and the trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading in the trust portfolios at the separate account level, contract owners may engage in frequent trading which may not be detected, for example due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the affiliated trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.



                                                                   Transfers  27

4. Access to your account value

--------------------------------------------------------------------------------

PARTICIPANT LOANS

Contract withdrawals to make participant loans are available under RIA, if the employer plan permits them. Participants must apply for a plan loan through the employer plan. The plan administrator is responsible for administering the loan program. Loans are subject to restrictions under federal tax rules and ERISA. See "Tax information" later in this prospectus.

Below we briefly summarize some of the important terms of the loan provisions under RIA. A more detailed discussion is provided in the SAI under "Loan provisions."

Generally, all loan amounts must be taken from the guaranteed interest option. The participant must pay the interest as required by federal income tax rules. All repayments are made back into the guaranteed interest option. If the participant fails to repay the loan when due, the amount of the unpaid balance may be subject to a contingent withdrawal charge, taxes, and additional penalty taxes. Interest paid on a retirement plan loan is not deductible.


The minimum amount of a loan for a participant is $1,000, and the maximum amount is 90% of the balances attributable to the plan participant in all the investment options. We also charge a loan fee in an amount equal to 1% of the loan principal amount on the date a loan is made. In addition, while the maximum amount of a loan under the Contract is 90% of the balances attributable to the plan participant, the amount of the loan to a participant under the plan is limited by federal tax rules. Those rules will limit the amount of a loan the participant may withdraw under the Contract.



CHOOSING BENEFIT PAYMENT OPTIONS

RIA offers a variety of benefit payment options, subject to the provisions of an employer's plan. Plan participants should consult their employer for details. An employer's plan may allow a choice of one or more of the following forms of distribution:

o   purchase of one of our annuities;

o   lump sum distribution;

o use of part of the proceeds to purchase one of our annuities with the balance to be paid as a lump sum; or

o   permitted cash withdrawals.

Subject to the provisions of your plan, RIA makes available the following forms of fixed annuities:

o   life annuity;

o   life annuity - period certain;

o   life annuity - refund certain;

o   period certain annuity; and

o   qualified joint and survivor life annuity.

All of the forms outlined above (with the exception of the qualified joint and survivor life annuity) are available as either single or joint life annuities. We also offer other annuity forms not outlined here.

The various fixed annuities we offer under RIA are described in greater detail in the SAI under "Annuity benefits." As a general matter, the minimum amount that can be used to purchase any type of annuity, net of all applicable charges and fees, is $3,500. An annuity administrative fee of $175 will be deducted from the amount used to purchase an annuity.

We require that the amount of any benefit distribution from an employer plan that uses RIA as a partial investment funding vehicle be in proportion to the amount of plan assets held in RIA, unless we and the plan trustees specifically agree in writing to some other method.

Requests for cash distributions must be made to us on an aggregate basis opposed to a participant-by-participant basis, except for employer plans using the PRS discussed in "Optional participant recordkeeping services" later in this prospectus. Cash withdrawals by a plan participant prior to retirement may give rise to contingent withdrawal charges, and tax penalties or other adverse tax consequences. See "Tax information" later in this prospectus.

We make distribution checks payable to the trustees of the plan. The plan trustees are responsible for distribution of Funds to the participant or other payee and for any applicable federal and state income tax withholding and reporting. See "Tax information" later in this prospectus.

RIA does not have separate disability or death benefit provisions. All disability and death benefits are provided in accordance with the employer plan.


28  Access to your account value

5. RIA

--------------------------------------------------------------------------------

This section explains RIA in further detail. It is intended for employers who use RIA, but contains information of interest to plan participants as well. Plan participants should, of course, understand the provisions of their plan that describes their rights in more specific terms.

RIA is an investment program designed for employer plans that qualify for tax-favored treatment under Section 401(a) of the Code. Eligible employer plans include defined benefit plans, defined contribution plans or profit-sharing plans, including 401(k) plans. These employer plans generally must also meet the requirements of ERISA.


RIA consists of two group annuity contracts ("contracts") issued by AXA Equitable, a Master Retirement Trust agreement, a participation or installation agreement, and an optional participant recordkeeping services ("PRS") agreement. RIA had $140 million in assets as of December 31, 2006.


Our service consultants are available to answer your questions about RIA. Please contact us by using the telephone number or addresses listed under "How to reach us - Information on joining RIA" earlier in this prospectus.


SUMMARY OF PLAN CHOICES OF RIA

RIA is used:

o as the exclusive funding vehicle for the assets of an employer plan. Under this option, the annual amount of plan contributions must be at least $10,000. We call this type of plan an "exclusive funding employer plan"; or

o as a partial investment funding vehicle for an employer plan. Under this option, the aggregate amount of contributions in the initial participation year must be at least $50,000, and the annual aggregate amount of contributions thereafter must be at least $25,000. We call this type of plan a "partial funding employer plan." We do not offer the guaranteed interest option with a partial funding employer plan. A partial funding agreement with us was required to use this partial funding employer plan.

An exclusive funding employer plan may not change its participation basis to that of a partial funding employer plan, or vice versa, unless the underwriting and other requirements referred to above are satisfied and approved by us. We reserve the right to impose higher annual minimums for certain plans. We will give you advance notice of any such changes.

You have the choice of using RIA with two types of plans. You may use RIA for:

o participant-directed employer plans, which permit participants to allocate contributions and transfer account accumulations among the investment options; or

o trustee-directed employer plans, which permit these types of investment decisions to be made only by the employer, a trustee or any named fiduciary or an authorized delegate of the plan.

At our sole discretion, a trustee-directed plan may change its participation basis to a participant-directed plan.

Making the right choices for your plan depends on your own set of circumstances. We recommend that you review all contracts and trust, participation and related agreements with your legal and tax counsel.


HOW TO MAKE CONTRIBUTIONS

REGULAR CONTRIBUTIONS. Contributions may be made by check or by wire transfer. All contributions under an employer plan should be sent to the address under "For contributions checks only" in "Information once you join RIA" earlier in this prospectus. All contributions made by check must be drawn on a U.S. bank, in U.S. dollars, and made payable to AXA Equitable. Third-party checks are not acceptable, except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form.

Contributions are normally credited on the business day that we receive them. Contributions are only accepted from the employer or plan trustee.

There is no minimum amount for each contribution where employer plan contributions are made on a basis more frequent than annually. The total amount of contributions under an employer plan is limited by law. See "Tax information" later in this prospectus.

To make a rollover or transfer to an existing RIA Plan, funds must be in cash. Therefore, any assets accumulated under another existing plan will have to be liquidated for cash.


SELECTING INVESTMENT OPTIONS

You can select from the investment options available under the contracts. The maximum number of active options you may select at any time is 25. Plan participant choices will be limited to the investment options selected. If the Plan is intended to comply with the requirements of ERISA Section 404(c), the employer or the plan trustee is responsible for making sure that the investment options chosen constitute a broad range of investment choices as required by the Department of Labor ("DOL") Section 404(c) regulations.

Generally, for participant-directed plans, if you intend for your plan to comply with ERISA Section 404(c), you should, among other things:


o select the EQ/Money Market Fund if you select any of the EQ/AllianceBernstein Intermediate Government Securities,
    EQ/AllianceBernstein Quality Bond or Multimanager High Yield* Funds; or

o select the guaranteed interest option if you do not select any of the EQ/Money Market, EQ/AllianceBernstein Intermediate Government Securities, EQ/AllianceBernstein Quality Bond, Multimanager High Yield* or EQ/AllianceBernstein Small Cap Growth Funds.



                                                                         RIA  29

If you select any of the EQ/Money Market, AllianceBernstein Bond, EQ/AllianceBernstein Intermediate Government Securities, EQ/AllianceBernstein Quality Bond or Multimanager High Yield* Funds and the guaranteed interest option, certain restrictions will apply to transfers out of the guaranteed interest option. The AllianceBernstein Bond Fund is available only to employer plans that signed an agreement to participate in that Fund through the RIA annuity contract prior to June 1, 1994, and, as described above, special transfer rules apply for these employer plans. If you add any of the Funds of Separate Account No. 66, the AllianceBernstein Bond Fund will no longer be subject to any transfer restrictions. However, transfers out of the guaranteed interest option will be subject to certain restrictions.

* Please see "Portfolios of the Trusts" in "RIA features and benefits" in this Prospectus for changes affecting these investment options.


ALLOCATING PROGRAM CONTRIBUTIONS

We allocate contributions to the investment options in accordance with the allocation instructions provided to us by the plan trustee or the individual who the plan trustee has previously authorized in writing. Allocations may be made by dollar amounts or in any whole number percentages that total 100%.

Allocation changes may be made without charge, but may be subject to employer plan provisions that may limit or disallow such movements.


30  RIA

6. Distributions

--------------------------------------------------------------------------------

Keep in mind two sets of rules when considering distributions or withdrawals from RIA. The first are rules and procedures that apply to the investment options, exclusive of the provisions of your plan. We discuss those in this section. The second are rules specific to your plan, which are not described here.

Moreover, distribution and benefit payment options under a tax qualified retirement plan are subject to complicated legal requirements. A general explanation of the federal income tax treatment of distributions and benefit payment options is provided in "Tax information" later in this prospectus and the SAI. The participant should discuss his or her options with a qualified financial adviser. Our service consultants also can be of assistance. Certain plan distributions may be subject to a contingent withdrawal charge, federal income tax, and penalty taxes. See "Charges and expenses" and "Tax information" later in this prospectus.


AMOUNTS IN THE FUNDS. These are generally available for distribution at any time, subject to the provisions of your plan. Distributions from the AllianceBernstein Bond, AllianceBernstein Common Stock, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds are permitted at any time. Distributions from remaining Funds are permitted at any time except if there is any delay in redemptions from the corresponding portfolio of each Trust, as applicable. See "When we pay proceeds" later in this prospectus.


AMOUNTS IN THE GUARANTEED INTEREST OPTION. These are generally available for distribution at any time, subject to the provisions of your plan. A deferred payout provision, however, applies to trustee-directed employer plans which are terminating their RIA contract. Under that provision, we can defer payment of the employer plan balance held in the guaranteed interest option, less the contingent withdrawal charge, by paying out the balance in six installments over five years. During the deferred payout period, we credit the balances upon which we defer payment with the current interest rate declared for each year. We also continue to deduct the ongoing operations fee monthly from the balance during the deferred payout period.

When we impose the deferred payout provision, any trustee-directed employer plan benefits becoming due during the deferred payout period will not be paid from the employer plan balance in the guaranteed interest option. If, however, sufficient funds are available, the benefits would be paid from the new funding vehicle for the trustee-directed employer plan.

Participant-directed employer plans are not subject to the deferred payout provision.


                                                               Distributions  31

                   ILLUSTRATION OF DEFERRED PAYOUT PROVISION



        Transaction Date                          End of Year 1                     End of Year 2
-------------------------------------------------------------------------------------------------------------
 guaranteed interest option                 Balance 1                          Balance 2
 Plan Assets                                + Interest                         + Interest
- Withdrawal Charge                         - Operations Fee                   - Operations Fee
---------------------                       ----------------                   ----------------
Distribution Amount 1                       Distribution Amount 2              Distribution Amount 3
Dist. Amt. 1          = 1st Payment         Dist. Amt. 2     = 2nd Payment     Dist. Amt. 3     = 3rd Payment
---------------------                       ----------------                   ----------------
        6                                          5                                  4
Dist. Amount 1                              Dist. Amount 2                     Dist. Amount 3
- 1st Payment                               - 2nd Payment                      - 3rd Payment
---------------------                       ----------------                   ----------------
            Balance 1  -->                           Balance  -->                       Balance  -->



        Transaction Date              End of Year 3                    End of Year 4                End of Year 5
-------------------------------------------------------------------------------------------------------------------------
 guaranteed interest option     Balance 3                         Balance 4                          Balance 5
 Plan Assets                    + Interest                        + Interest                         + Interest
- Withdrawal Charge             - Operations Fee                  - Operations Fee                   - Operations Fee
---------------------           ----------------                  ----------------                   ----------------
Distribution Amount 1           Distribution Amount 4             Distribution Amount 5              Final
                                                                                                     Distribution
Dist. Amt. 1                    Dist. Amt. 4    = 4th Payment     Dist. Amt. 5     = 5th Payment
---------------------           ----------------                  ----------------
        6                              3                                 2
Dist. Amount 1                  Dist. Amount 4                    Dist. Amount 5
- 1st Payment                   - 4th Payment                     - 5th Payment
---------------------           ----------------                  ----------------
            Balance 1  -->               Balance  -->                      Balance  -->



32 Distributions

7. Optional participant recordkeeping services

--------------------------------------------------------------------------------

SERVICES PROVIDED. If you elected the PRS program, we:

o establish an individual participant account for each participant covered by your plan based on data you provide;

o receive and deposit contributions on behalf of participants to individual participant accounts;

o maintain records reflecting, for each participant, contributions, transfers, loan transactions, withdrawals and investment experience and interest accrued, as applicable, on an individual participant's proportionate values in the plan;

o provide to you individual participant's reports reflecting the activity in the individual participant's proportionate interest in the plan; and

o process transfers and distributions of the participant's portion of his or her share of the employer plan assets among the investment options as you instruct.

You are responsible for providing AXA Equitable with required information and for complying with our procedures relating to the PRS program. We will not be liable for errors in recordkeeping if the information you provide is not provided on a timely basis or is incorrect. The plan administrator retains full responsibility for the income tax withholding and reporting requirements including required notices to the plan participants, as set forth in the federal income tax rules and applicable Treasury Regulations.

INVESTMENT OPTIONS. You must include the guaranteed interest option in the investment options if you select PRS.

FEES. We charge an annual fee of $25 per active participant paid in twelve equal monthly installments of $2.08. We deduct the fee from the amounts attributable to each individual participant at the end of each month by means of a reduction of units or a cash withdrawal from the guaranteed interest option. We retain the right to change the fee upon 30 days' notice to the employer. See "Charges and expenses" later in this prospectus.

ENROLLMENT. Enrollment of your plan in PRS is no longer available.

                                 Optional participant recordkeeping services  33

8. Charges and expenses

--------------------------------------------------------------------------------

You will incur two general types of charges under RIA:

(1) Charges reflected as reductions in the unit values of the Funds which are recorded as expenses of the Fund. These charges apply to all amounts invested in RIA, including installment payout option payments.

(2) Charges stated as a defined percentage or fixed dollar amount and deducted by reducing the number of units in the appropriate Funds and the dollars in the guaranteed interest option.

We make no deduction from your contributions for sales expenses.


CHARGES REFLECTED IN THE UNIT VALUES


INVESTMENT MANAGEMENT AND ACCOUNTING FEES


The computation of unit values for the AllianceBernstein Bond, AllianceBernstein Common Stock, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds reflects fees we charge for investment management and accounting. We receive fees for investment management and financial accounting services we provide for these Funds, as well as a portion of our related administrative costs. This fee is charged daily at an effective annual rate of 0.50% of the net assets of the AllianceBernstein Bond, AllianceBernstein Common Stock, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds.



ADMINISTRATIVE CHARGE FOR CERTAIN OF THE FUNDS OF SEPARATE ACCOUNT NO. 66

We make a daily charge at an annual rate of 0.05% of the assets invested in certain of the Funds of Separate Account No. 66 as indicated under the "Fee Table" earlier in this prospectus. The charge is designed to reimburse us for our costs in providing administrative services in connection with the contracts.


INDIRECT EXPENSES BORNE BY THE FUNDS

ANNUAL EXPENSES OF THE TRUSTS. The Funds that invest in portfolios of the Trusts are indirectly subject to investment advisory and other expenses charged against assets of their corresponding portfolios. These expenses are described in the prospectuses for the Trusts.


CHARGES WHICH REDUCE THE NUMBER OF UNITS


CONTINGENT WITHDRAWAL CHARGE

We may impose a contingent withdrawal charge ("CWC") against withdrawals made from any of the Funds or the guaranteed interest option at any time up to and including the ninth anniversary of the date on which the employer plan began its participation in RIA. The CWC is designed to recover the unamortized sales and promotion expenses and initial enrollment expenses incurred by us.

We will not apply a CWC against amounts withdrawn for the purpose of making benefit distribution payments unless such withdrawals are made (i) on or after the date of discontinuance of an employer plan's participation in RIA or (ii) as a result of a full or partial termination, within the meaning of applicable Internal Revenue Service ("IRS") or court interpretations.

We will apply a CWC against amounts withdrawn for purposes of making benefit payments to participants who terminated employment either voluntarily or involuntarily, but only when such terminations are attributable to (i) the employer's merger with another company, (ii) the sale of the employer or (iii) the bankruptcy of the employer which leads to the full or partial termination of the plan or the discontinuance of the employer plan's participation in RIA.

We do not apply a CWC on transfers between the investment options. However, we do apply a CWC to withdrawals from RIA for the purpose of transferring to another funding vehicle under the employer plan, unless an officer of AXA Equitable agrees, in writing, to waive this charge. We do not consider withdrawals from RIA for the purpose of paying plan expenses or the premium on a life insurance policy, including one held under the employer plan, to be in-service withdrawals or any other type of benefit distribution. These withdrawals are subject to the CWC.

The amount of any CWC is determined in accordance with the rate schedule set forth below. We include outstanding loan balances in the plan's assets for purposes of assessing the CWC.

-----------------------------------------------------------
    Withdrawal in
 Participation Years      Contingent Withdrawal Charge
-----------------------------------------------------------
        1 or 2             6% of Amount Withdrawn
        3 or 4                       5%
        5 or 6                       4%
        7 or 8                       3%
          9                          2%
     10 and later                    0%
-----------------------------------------------------------

Benefit distribution payments are those payments that become payable with respect to participants under the terms of the employer plan as follows:

1.  as the result of the retirement, death or disability of a participant;

2.  as the result of a participant's separation from service as defined under
    Section 402(d)(4)(A) of the Code;

3. in connection with a loan transaction, if the loan is repaid in accordance with its terms;

4.  as a minimum distribution pursuant to Section 401(a)(9) of the Code;

5.  as a hardship withdrawal pursuant to Section 401(k) of the Code;

6. pursuant to a qualified domestic relations order ("QDRO") under Section 414(p) of the Code, but only if the QDRO specifically requires that the plan administrator withdraw amounts for payment to an alternate payee;


34  Charges and expenses

7. as a result of an in-service withdrawal attributable to the after-tax contributions of a participant; or

8. as a result of an in-service withdrawal from a profit-sharing plan after meeting a minimum number of years of service and/or participation in the plan, and the attainment of a minimum age specified in the plan.

Prior to any withdrawal from RIA for benefit distribution purposes, AXA Equitable reserves the right to receive from the employer and/or trustees of the plan, evidence satisfactory to it that such benefit distribution conforms to at least one of the types mentioned above.


ONGOING OPERATIONS FEE

The ongoing operations fee is based on the combined net balances (including any outstanding loan balance) of an employer plan in the investment options at the close of business on the last business day of each month. The amount of the ongoing operations fee is determined under the rate schedule that applies to the employer plan. Unless you make other arrangements, we deduct the charge from employer plan balances at the close of business on the last business day of the following month.

Set forth below is the rate schedule for employer plans which adopted RIA after February 9, 1986. Information concerning the rate schedule for employer plans that adopted RIA on or before February 9, 1986 is included in the SAI under "Additional information about RIA."

--------------------------------------------
    Combined balance            Monthly
  of investment options          Rate
--------------------------------------------
    First $  150,000      1/12 of 1.25%
    Next $  350,000       1/12 of 1.00%
    Next $  500,000       1/12 of 0.75%
    Over $1,000,000       1/12 of 0.50%
--------------------------------------------

The ongoing operations fee is designed to cover such expenses as contract underwriting and issuance for employer plans, employer plan-level recordkeeping, processing transactions and benefit distributions, administratively maintaining the investment options, commissions, promotion of RIA, administrative costs (including certain enrollment and other servicing costs), systems development, legal and technical support, product and financial planning and part of our general overhead expenses. Administrative costs and overhead expenses include such items as salaries, rent, postage, telephone, travel, office equipment and stationery, and legal, actuarial and accounting fees.


PARTICIPANT RECORDKEEPING SERVICES CHARGE

The PRS is an optional service. If you elected this service, we charge a per participant annual fee of $25. We deduct this fee on a monthly basis at the rate of $2.08 per participant. We determine the amount of the fee for an employer plan at the close of business on the last business day of each month based on the number of participants enrolled with us at that time. Unless you make other arrangements, we deduct this fee from the balances attributable to each participant in the investment options at the close of business on the last business day of the following month. The PRS fee covers expenses incurred for establishing and maintaining individual records, issuing statements and reports for individual employees and employer plans, and processing individual transactions and benefit distributions. We are not responsible for reconciling participants' individual account balances with the entire amount of the employer plan where we do not maintain individual account balances.


LOAN FEE

We charge a loan fee in an amount equal to 1% of the amount withdrawn as loan principal on the date the plan loan is made.


OTHER BILLING ARRANGEMENTS

The ongoing operations and participant recordkeeping services fees can be paid by a direct billing arrangement we have with the employer subject to a written agreement between AXA Equitable and the employer.


INDIVIDUAL ANNUITY CHARGES

ANNUITY ADMINISTRATIVE CHARGE. If a participant elects an annuity payout option, we deduct a $175 charge from the amount used to purchase the annuity. This charge reimburses us for administrative expenses associated with processing the application for the annuity and issuing each month's annuity payment.


CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES. We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed by us varies by state and ranges from 0% to 1%.



GENERAL INFORMATION ON FEES AND CHARGES

We reserve the right (1) to change from time to time the charges and fees described in this prospectus upon prior notice to the employer and (2) to establish separate fee schedules for requested non-routine administrative services and for newly scheduled services not presently contemplated under the contracts.


                                                        Charges and expenses  35

9. Tax information

--------------------------------------------------------------------------------

In this section, we briefly outline current federal income tax rules relating to the adoption of the program, contributions to the program and distributions to participants under qualified retirement plans.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code.

Employer retirement plans that may qualify for tax-favored treatment are governed by the provisions of the Code and ERISA. The Code is administered by the IRS. ERISA is administered primarily by the DOL.

Provisions of the Code and ERISA include requirements for various features including:

o   participation, vesting and funding;

o   nondiscrimination;

o   limits on contributions and benefits;

o   distributions;

o   penalties;

o   duties of fiduciaries;

o   prohibited transactions; and

o   withholding, reporting and disclosure.

It is the responsibility of the employer, plan trustee and plan administrator to satisfy the requirements of the Code and ERISA.


This prospectus does not provide detailed tax or ERISA information. The following discussion briefly outlines the Code provisions relating to contributions to and distributions from certain tax-qualified retirement plans, although some information on other provisions is also provided. Various tax disadvantages, including penalties, may result from actions that conflict with requirements of the Code or ERISA, and regulations or other interpretations thereof. In addition, federal tax laws and ERISA are continually under review by the Congress, and any changes in those laws, or in the regulations pertaining to those laws, may affect the tax treatment of amounts contributed to tax-qualified retirement plans or the legality of fiduciary actions under ERISA. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect annuity contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of an annuity contract. We cannot predict, what, if any, legislation will actually be proposed or enacted that may affect annuity contracts.

Certain tax advantages of tax-qualified retirement plans may not be available under certain state and local tax laws. This outline does not discuss the effect of any state or local tax laws. It also does not discuss the effect of federal estate and gift tax laws (or state and local estate, or federal income tax and withholding rules for non-U.S. taxpayers, inheritance and other similar tax laws). Rights or values under plans or contracts or payments under the contracts, for example, amounts due to beneficiaries, may be subject to gift or estate taxes. You should not rely only on this document, but should consult your tax adviser before your purchase. This outline assumes that the participant does not participate in any other qualified retirement plan. Finally, it should be noted that many tax consequences depend on the particular jurisdiction or circumstances of a participant or beneficiary.

We cannot provide detailed information on all tax aspects of the plans or contracts. Moreover, the tax aspects that apply to a particular person's plan or contract may vary depending on the facts applicable to that person.

The provisions of the Code and ERISA are highly complex. For complete information on these provisions, as well as all other federal, state, local and other tax considerations, qualified legal and tax advisers should be consulted.


BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

Annuity contracts can be purchased in connection with retirement plans qualified under Code Section 401. You should be aware that the funding vehicle for a qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, one should consider the annuity's features and benefits, such as the selection of investment funds and guaranteed interest option and choices of pay-out options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you select.

IMPACT OF TAXES TO AXA EQUITABLE

Under existing federal income tax law, no taxes are payable on investment income and capital gains of the Funds that are applied to increase the reserves under the contracts. Accordingly, AXA Equitable does not anticipate that it will incur any federal income tax liability attributable to income allocated to the variable annuity contracts participating in the Funds and it does not currently impose a charge for federal income tax on this income when it computes unit values for the Funds. If changes in federal tax laws or interpretations thereof would result in AXA Equitable being taxed, then AXA Equitable may impose a charge against the Funds (on some or all contracts) to provide for payment of such taxes.

CERTAIN RULES APPLICABLE TO PLANS DESIGNED TO COMPLY WITH SECTION 404(C) OF
ERISA


Section 404(c) of ERISA, and the related DOL regulation, provide that if a plan complies with that subsection and its regulations, and if a



36  Tax information
plan participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the plan participant's or beneficiary's exercise of control. The plan participant can make and is responsible for the results of his or her own investment decisions.

Plans that comply with Section 404(c) must provide, among other things, a broad range of investment choices to plan participants and beneficiaries and must provide such plan participants and beneficiaries with enough information to make informed investment decisions. Compliance with the Section 404(c) and its regulation is completely voluntary by the plan sponsor.

The RIA Program provides employer plans with the broad range of investment choices and information needed to meet the requirements of Section 404(c) and its regulation. If it is the intention of the plan's sponsor to meet the requirement of Section 404(c), it is the plan's sponsor's responsibility to comply with the requirements of the regulation. AXA Equitable and its agents shall not be responsible if a plan fails to meet the requirements of Section 404(c).



                                                             Tax information  37

10. More information

--------------------------------------------------------------------------------

ABOUT CHANGES OR TERMINATIONS

AMENDMENTS. The contracts have been amended in the past and we and the trustee under the Master Trust Agreement may agree to amendments in the future. No future change can affect annuity benefits in the course of payment. If certain conditions are met, we may: (1) terminate the offer of any of the investment options and (2) offer new investment options with different terms.

We may unilaterally amend or modify the contracts or the Master Retirement Trust without the consent of the employer or plan sponsor, as the case may be, in order to keep the contracts or the Master Retirement Trust in compliance with law.

TERMINATION. We can discontinue offering RIA at any time. Discontinuance of RIA would not affect annuities in the course of payment, but we would not accept further contributions. The employer may elect to maintain investment options balances with us to provide annuity benefits in accordance with the terms of the contracts. The employer may elect to discontinue the participation of the employer plan in RIA at any time upon advance written notice to us.

We may elect, upon written notice to the employer, to discontinue the participation of the employer plan in RIA if (1) the employer fails to comply with any terms of the Master Retirement Trust, (2) the employer fails to make the required minimum contributions, (3) as may be agreed upon in writing between AXA Equitable and the employer if the plan fails to maintain minimum amounts of Funds invested in RIA, or (4) the employer fails to comply with any representations and warranties made by the employer, trustees or employer plan to AXA Equitable in connection with the employer plan's participation in RIA.

At any time on or after the participation of the employer in RIA has been discontinued, we may withdraw the entire amount of the employer plan assets held in the investment options, and pay them to the trustee of the employer plan, subject to our right to defer payout of amounts held in the guaranteed interest option, less any applicable charges and fees and outstanding loan balances.


IRS DISQUALIFICATION

If your plan is found not to qualify under the Code, we can terminate your participation under RIA. In this event, we will withdraw the employer plan balances from the investment options, less applicable charges and fees and any outstanding loan balances, and pay the amounts to the trustees of the plan.


ABOUT THE SEPARATE ACCOUNTS

Each Fund is one, or part of one, of our separate accounts. We established the separate accounts under provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our Funds for owners of our variable annuity contracts, including our group annuity contracts. The results of each separate account's operations are accounted for without regard to AXA Equitable's, or any other separate account's, operating results. We are the legal owner of all of the assets in the separate accounts and may withdraw any amounts we have in the separate accounts that exceed our reserves and other liabilities under variable annuity contracts. The amount of some of our obligations under the contracts is based on the assets in the separate accounts. However, the obligations themselves are obligations of AXA Equitable. We reserve the right to take certain actions in connection with our operations and the operations of the Funds as permitted by applicable law. If necessary, we will seek approval by participants in RIA.


We established the AllianceBernstein Bond Fund in 1981, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds in 1969, and AllianceBernstein Balanced Fund in 1979. We established Separate Account No. 66, which holds the other Funds offered under the contract, in 1997. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.


Because of exclusionary provisions, none of the Funds is subject to regulation under the Investment Company Act of 1940, as amended ("1940 Act"). The Trusts' shares are purchased by Separate Account No. 66.


ABOUT THE TRUSTS

AXA Premier VIP Trust and EQ Advisors Trust are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio. AXA Equitable serves as the investment manager of the Trusts. As such, AXA Equitable oversees the activities of the investment advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those advisers.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on Trust shares are reinvested in full. The Board of Trustees of each Trust may establish additional Portfolios or eliminate existing Portfolios at any time. More detailed information about each Trust, its Portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plan relating to class 1B/B shares and other aspects of its operations, appears in the prospectuses for each Trust, which accompany this prospectus, or in their respective SAIs which are available upon request.


ABOUT THE GENERAL ACCOUNT

Our general account supports all of our policy and contract guarantees, including those that apply to the guaranteed interest option, as well as our general obligations.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance


38  More information
laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account. The disclosure, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


WHEN WE PAY PROCEEDS

Ordinarily we will apply proceeds to an annuity and make payments or withdrawals out of the investment options promptly after the date of the transaction. However, we can defer payments, apply proceeds to an annuity and process withdrawals from the Funds for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets of the Funds is not reasonably practicable because of an emergency. We may also defer withdrawals from the plan in installments in order to protect the interests of the other contract holder in a Fund.


WHEN TRANSACTION REQUESTS ARE EFFECTIVE

Transaction requests may be made by the authorized person for the employer plan as shown on our records, in written or facsimile form acceptable to us and signed by the employer. All requests will be effective on the business day we receive a properly completed and signed written or facsimile request for a financial transaction at the RIA service office. Transaction requests received after the end of a business day will be processed the next business day.

We will honor your properly completed transaction requests received via facsimile only if we receive a properly completed transaction form. The request form must be signed by an individual who the plan trustees have previously authorized in writing. We are not responsible for determining the accuracy of a transmission and are not liable for any consequences, including but not limited to, investment losses and lost investment gains, resulting from a faulty or incomplete transmission. If your request form is not properly completed, we will contact you within 24 hours of our receipt of your facsimile.

We will use our best efforts to acknowledge receipt of a facsimile transmission, but our failure to acknowledge or a failure in your receipt of such acknowledgment will not invalidate your transaction request. If you do not receive acknowledgment of your facsimile within 24 hours, contact the RIA service office at the toll free 800 number.


VOTING RIGHTS

No voting rights apply to any of the separate accounts or to the guaranteed interest option. We do, however, have the right to vote shares of the Trusts held by the Funds.

If a Trust holds a meeting of shareholders, we will vote shares of the portfolios of the Trusts allocated to the corresponding Funds in accordance with instructions received from employers, participants or trustees, as the case may be. Shares will be voted in proportion to the voter's interest in the Funds holding the shares as of the record date for the shareholders meeting. We will vote the shares for which no instructions have been received in the same proportion as we vote shares for which we have received instructions. Employers, participants or trustees will receive: (1) periodic reports relating to each Trust and (2) proxy materials, together with a voting instruction form, in connection with shareholder meetings.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust and EQ Advisors Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our policyowners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so.


ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in the separate accounts, nor would any of these proceedings be likely to have a material adverse effect upon the separate accounts, our ability to meet our obligations under RIA, or the distribution of group annuity contract interests under RIA.


FINANCIAL STATEMENTS

The financial statements of Separate Accounts 3, 4, 10, 13, and 66, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-967-4560.


ABOUT THE TRUSTEE


As trustee, JPMorgan Chase Bank serves as a party to the group annuity contracts. It has no responsibility for the administration of RIA or for any distributions or duties under the group annuity contracts.



REPORTS WE PROVIDE AND AVAILABLE INFORMATION

We send the employer a report each quarter that shows transactions in the investment options during the quarter for the employer plan, the number of units in the Funds credited to the employer plan, the unit values and the balances in all of the investment options as of the end of the quarter. The employer automatically receives a confirmation notice following the processing of a financial investment option transaction.

The employer will also receive an annual report and a semiannual report containing financial statements of the Funds and a list of the


                                                            More information  39

Funds' or Trust's portfolio securities. As permitted by the SEC's rules, we omitted certain portions of the registration statement filed with the SEC from this prospectus and the SAI. You may obtain the omitted information by: (1) requesting a copy of the registration statement from the SEC's principal office in Washington, D.C., and paying prescribed fees, or (2) by accessing the EDGAR Database at the SEC's Web site at www.sec.gov.


ACCEPTANCE AND RESPONSIBILITIES

The employer or plan sponsor, as the case may be, was solely responsible for determining whether RIA is a suitable funding vehicle and entered into a participation or installation agreement with us.

Our duties and responsibilities are limited to those described in this prospectus. Except as explicitly set forth in the PRS program, we do not provide administrative services in connection with an employer plan. In addition, no financial professional or firm operated by a financial professional is authorized to solicit or agree to perform plan administrative services in his capacity as a financial professional. If an employer or trustee engages a financial professional to provide administrative support services to an employer plan, the employer or trustee engages that financial professional as its representative rather than AXA Equitable's. We are not liable to any employer, trustee or employer plan for any damages arising from or in connection with any plan administration services performed or agreed to be performed by a financial professional.


ABOUT REGISTERED UNITS

This prospectus relates to our offering of units of interest in the Funds that are registered under the 1933 Act. Financial data and other information contained in this prospectus may refer to such "registered units," as offered in the RIA program. We also offer units under RIA to retirement plans maintained by corporations or governmental entities (collectively, "corporate plans"). However, because of an exemption under the 1933 Act, these corporate plan units are not registered under the 1933 Act or covered by this prospectus.



ASSIGNMENT AND CREDITORS' CLAIMS

Employers and plan participants cannot assign, sell, alienate, discount or pledge as collateral for a loan or other obligation to any party the employer plan balances and rights under RIA, except to the extent allowed by law for a QDRO as that term is defined in the Code. (This reference to a loan does not apply to a loan under RIA.) Proceeds we pay under our contracts cannot be assigned or encumbered by the payee. We will pay all proceeds under our contracts free from the claims of creditors to the extent allowed by law.


DISTRIBUTION OF THE CONTRACTS

AXA Advisors, LLC ("AXA Advisors"), an affiliate of AXA Equitable and the successor to EQ Financial Consultants, Inc., is the distributor of the contracts and has responsibility for marketing and service functions of the contracts. AXA Advisors is registered with the SEC as a broker-dealer and a member of the National Association of Securities Dealers, Inc. ("NASD") The principal business address of AXA Advisors is 1290 Avenue of the Americas, New York, New York 10104. AXA Advisors also acts as distributor for other AXA Equitable annuity products.

As of July 9, 2003 the RIA contract is no longer offered as a funding vehicle to new employer plans; however, we continue to support existing RIA contracts, and new participants may continue to be enrolled under existing RIA plans.

The contracts are serviced by financial professionals who are registered representatives of AXA Advisors and its affiliates, who are also licensed insurance agents of AXA Equitable. The offering of units of interest under the contracts is intended to be continuous.

AXA Equitable pays sales compensation to AXA Advisors. In general, AXA Advisors will pay all or a portion of the sales compensation it receives from AXA Equitable to individual financial representatives or Selling broker-dealers. Selling broker-dealers will, in turn, pay all or a portion of the compensation they receive from AXA Advisors to individual financial representatives as commissions related to the sale of the contracts.

Sales compensation paid to AXA Advisors will generally not exceed 6.0% of the total contributions made under the contracts.

AXA Advisors may also pay certain affiliated and/or unaffiliated selling broker-dealers and other financial intermediaries additional compensation for certain services and/or in recognition of certain expenses that may be incurred by them or on their behalf (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable and/or its products on a company and/or product list; sales personnel training; due diligence and related costs; marketing and related services; conferences; and/or other support services, including some that may benefit the contract owner. Payments may be based on the amount of assets or purchase payments attributable to contracts sold through a broker-dealer or, in the case of conference support, may be a fixed amount. AXA Advisors may also make fixed payments to broker-dealers in connection with the initiation of a new relationship or the introduction of a new product. These payments may serve as an incentive for selling broker-dealers to promote the sale of particular products. Additionally, as an incentive for financial professionals of selling broker-dealers to promote the sale of AXA Equitable products, AXA Advisors may increase the sales compensation paid to the selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). Marketing allowances are made out of AXA Advisors' assets. Not all selling broker-dealers receive these kinds of payments. For more information about any such arrangements, ask your financial professional.

AXA Advisors receives 12b-1 fees from certain portfolios for providing certain distribution and/or shareholder support services. AXA Advisors or its affiliates may also receive payments from the advisers of the portfolios or their affiliates to help defray expenses for sales meetings or seminar sponsorships that may relate to the policies and/or the advisers' respective portfolios.

In an effort to promote the sale of our products, AXA Advisors may provide its financial professionals and managerial personnel with a higher percentage of sales commissions and/or compensation for the sale of an affiliated variable product than it would the sale of an unaf-

40  More information
filiated product. Such practice is known as providing "differential compensation." AXA Advisors may provide other forms of compensation to its financial professionals, including health and retirement benefits. In addition, managerial personnel may receive expense reimbursements, marketing allowances and commission-based payments known as "overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of our affiliated products.

These payments and differential compensation (together, the "payments") can vary in amount based on the applicable product and/or entity or individual involved. As with any incentive, such payments may cause the financial professional to show preference in recommending the purchase or sale of AXA Equitable products. However, under applicable rules of the NASD, AXA Advisors may only recommend to you products that they reasonably believe are suitable for you based on facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category.

In addition, AXA Advisors may offer sales incentive programs to financial professionals who meet specified production levels for the sale of both affiliated and unaffiliated products which provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid educational seminars and merchandise.

Although AXA Equitable takes all of its costs into account in establishing the level of fees and expenses in its products, any compensation paid will not result in any separate charge to you under your contract. All payments made will be in compliance with all applicable NASD rules and other laws and regulations.


COMMISSIONS AND SERVICE FEES WE PAY

Financial professionals who assisted in establishing employer plans in RIA and who are providing necessary services (not including recordkeeping services) are entitled to receive commissions and service fees from us as stated above. Such commissions and fees are not in addition to the fees and charges we describe in "Charges and expenses" earlier in this prospectus. Any service fees we pay to financial professionals are contingent upon their providing service satisfactory to us. While the charges and expenses that we receive from a RIA employer plan initially may be less than the commissions and service fees we pay to financial professionals, we expect that over time those charges and expenses we collect will be adequate to cover all of our expenses.

Certain retirement plans that use RIA may allow employer plan assets to be used in part to buy life insurance policies rather than applying all of the contributions to RIA. Financial professionals will receive commissions on any such AXA Equitable insurance policies at standard rates. These commissions are subject to regulation by state law and are at rates higher than those applicable to commissions payable for placing an employer plan under RIA.


                                                            More information  41

Appendix: Condensed financial information

--------------------------------------------------------------------------------


These selected per unit data and ratios for the years ended December 31, 1997 through 2006 have been derived from the financial statements audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. The financial statements of each of the Funds as well as the consolidated financial statements of AXA Equitable are contained in the SAI. Information is provided for the period that each Fund has been available under RIA, but not longer than ten years.


SEPARATE ACCOUNT NO. 13 -- POOLED (ALLIANCEBERNSTEIN BOND FUND) OF AXA EQUITABLE LIFE INSURANCE COMPANY



INCOME, EXPENSES AND CAPITAL CHANGES PER REGISTERED UNIT OUTSTANDING DURING THE
         PERIOD INDICATED AND OTHER SUPPLEMENTARY DATA (NOTES E AND F)


----------------------------------------------------------------------------------------------------
                                                           Year Ended December 31,
----------------------------------------------------------------------------------------------------
                                            2006       2005       2004       2003         2002
----------------------------------------------------------------------------------------------------
Income                                      $  3.99    $  3.27    $  2.98    $  2.64    $  2.99
Expenses (Note B)                             (0.40)     (0.40)     (0.39)     (0.39)    ( 0.36)
----------------------------------------------------------------------------------------------------
Net investment income                          3.59       2.87       2.59       2.25       2.63
Net realized and unrealized
  gain (loss) on invest-
  ments (Note C)                              (0.71)     (2.05)     (0.41)      1.04       1.43
----------------------------------------------------------------------------------------------------
Net increase (decrease) in
  unit value                                   2.88       0.82       2.18       3.29       4.06
AllianceBernstein Bond Fund
  unit value (Note A):
Beginning of Period                           80.20      79.38      77.20      73.91      69.85
----------------------------------------------------------------------------------------------------
End of Period                               $ 83.08    $ 80.20    $ 79.38    $ 77.20    $ 73.91
====================================================================================================
Ratio of expenses to average
  net assets (Note B)                          0.50%      0.50%      0.50%      0.50%      0.50%
Ratio of net investment
  income to average net
  assets                                       4.43%      3.60%      3.32%      2.97%      3.75%
Number of units outstanding
  at end of period                                0          0          0          0          0
Portfolio turnover rate
  (Note D)                                      219%       260%       302%       427%       458%
====================================================================================================

----------------------------------------------------------------------------------------------------
                                                            Year Ended December 31,
----------------------------------------------------------------------------------------------------
                                              2001       2000       1999       1998       1997
----------------------------------------------------------------------------------------------------
Income                                      $  3.88    $  3.77    $  3.27    $  3.25    $  3.29
Expenses (Note B)                            ( 0.34)    ( 0.29)    ( 0.28)    ( 0.28)    ( 0.25)
----------------------------------------------------------------------------------------------------
Net investment income                          3.54       3.48       2.99       2.97       3.04
Net realized and unrealized
  gain (loss) on invest-
  ments (Note C)                               2.16       2.47      ( 3.20)     1.35       0.79
----------------------------------------------------------------------------------------------------
Net increase (decrease) in
  unit value                                   5.70       5.95      ( 0.21)     4.32       3.83
AllianceBernstein Bond Fund
  unit value (Note A):
Beginning of Period                           64.15      58.20      58.41      54.09      50.26
----------------------------------------------------------------------------------------------------
End of Period                               $ 69.85    $ 64.15    $ 58.20    $ 58.41    $ 54.09
====================================================================================================
Ratio of expenses to average
  net assets (Note B)                         0.50%      0.50%      0.50%      0.50%      0.50%
Ratio of net investment
  income to average net
  assets                                      5.28%      5.81%      5.13%      5.26%      5.89%
Number of units outstanding
  at end of period                                0          0        264      3,003      2,021
Portfolio turnover rate
  (Note D)                                     212%       337%        88%       133%      188%
====================================================================================================


See Notes following tables.

I-1 Appendix: Condensed financial information

SEPARATE ACCOUNT NO. 10 -- POOLED (ALLIANCEBERNSTEIN BALANCED FUND) OF AXA EQUITABLE LIFE INSURANCE COMPANY



INCOME, EXPENSES AND CAPITAL CHANGES PER REGISTERED UNIT OUTSTANDING DURING THE
            PERIODS INDICATED AND OTHER SUPPLEMENTARY DATA (NOTE E)




----------------------------------------------------------------------------------------------------
                                        Year Ended December 31,
----------------------------------------------------------------------------------------------------
                                             2006       2005       2004        2003        2002
----------------------------------------------------------------------------------------------------
Income                                     $   6.02   $   4.71   $   3.73    $   3.38    $   4.23
Expenses (Note B)                             (0.99)     (0.92)     (0.85)      (0.76)      (0.73)
-----------------------------------------------------------------------------------------------------
Net investment income                          5.03       3.79       2.88        2.62        3.50
Net realized and unrealized
  gain (loss) on invest-
  ments (Note C)                              14.65       7.76      11.51       21.84      (16.02)
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in
  unit value                                  19.68      11.55      14.39       24.46      (12.52)
AllianceBernstein Balanced
  Fund unit value (Note A):
Beginning of Period                          191.64     180.09     165.70      141.24      153.76
-----------------------------------------------------------------------------------------------------
End of Period                              $ 211.32   $ 191.64   $ 180.09    $ 165.70    $ 141.24
=====================================================================================================
Ratio of expenses to average
  net assets (Note B)                          0.50%      0.50%      0.50%      0.50%        0.50%
Ratio of net investment
  income to average net
  assets                                       2.53%      2.07%      2.19%      1.74%        2.39%
Number of units outstanding
  at end of period                            5,618      6,805      7,241      7,314        8,071
Portfolio turnover rate
  (Note D)                                      146%       211%       283%       339%         288%
=====================================================================================================

----------------------------------------------------------------------------------------------------
                                        Year Ended December 31,
----------------------------------------------------------------------------------------------------
                                             2001       2000       1999        1998        1997
----------------------------------------------------------------------------------------------------
Income                                     $   5.32   $   5.89   $   5.05    $   4.80    $   4.41
Expenses (Note B)                             (0.79)     (0.84)     (0.76)      (0.66)      (0.56)
-----------------------------------------------------------------------------------------------------
Net investment income                          4.53       5.05       4.29        4.14        3.85
Net realized and unrealized
  gain (loss) on invest-
  ments (Note C)                             (11.65)     (8.98)     17.51       19.07       10.33
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in
  unit value                                  (7.12)     (3.93)     21.80       23.21       14.18
AllianceBernstein Balanced
  Fund unit value (Note A):
Beginning of Period                          160.88     164.81     143.01      119.80      105.62
-----------------------------------------------------------------------------------------------------
End of Period                              $ 153.76   $ 160.88   $ 164.81    $ 143.01    $ 119.80
=====================================================================================================
Ratio of expenses to average
  net assets (Note B)                          0.50%      0.50%     0.50%        0.50%       0.50%
Ratio of net investment
  income to average net
  assets                                       2.93%      3.06%     2.88%        3.19%       3.42%
Number of units outstanding
  at end of period                            6,834      9,759     11,870      29,340      38,304
Portfolio turnover rate
  (Note D)                                      168%       145%       95%          89%        165%
======================================================================================================


See Notes following tables.


                                   Appendix: Condensed financial information I-2

SEPARATE ACCOUNT NO. 4 -- POOLED (ALLIANCEBERNSTEIN COMMON STOCK FUND) OF AXA EQUITABLE LIFE INSURANCE COMPANY



INCOME, EXPENSES AND CAPITAL CHANGES PER REGISTERED UNIT OUTSTANDING DURING THE
            PERIODS INDICATED AND OTHER SUPPLEMENTARY DATA (NOTE E)




----------------------------------------------------------------------------------------------------
                                        Year Ended December 31,
----------------------------------------------------------------------------------------------------
                                             2006       2005       2004        2003        2002
----------------------------------------------------------------------------------------------------
Income                                     $   5.26   $   3.28   $   2.89    $   2.37    $   2.07
Expenses (Note B)                             (3.74)     (3.56)     (3.19)      (2.55)      (2.58)
----------------------------------------------------------------------------------------------------
Net investment income (loss)                   1.52      (0.28)     (0.30)      (0.18)      (0.51)
Net realized and unrealized
  gain (loss) on invest-
  ments (Note C)                              (6.08)     84.97      93.14      159.26     (167.15)
----------------------------------------------------------------------------------------------------
Net increase (decrease) in
  unit value                                  (4.56)     84.69      92.84      159.08     (167.66)
AllianceBernstein Common
  Stock Fund unit value
  (Note A):
Beginning of Period                          780.43     695.74     602.90      443.82      611.48
----------------------------------------------------------------------------------------------------
End of Period                              $ 775.87   $ 780.43   $ 695.74    $ 602.90    $ 443.82
====================================================================================================
Ratio of expenses to average
  net assets (Note B)                          0.50%      0.50%      0.50%       0.50%       0.50%
Ratio of net investment
  income (loss) to average
  net assets                                   0.20%    (0.04)%     (0.05)%      0.03)%     (0.10)%
Number of units outstanding
  at end of period                            2,058      2,499      2,912       3,370       4,305
Portfolio turnover rate
  (Note D)                                       55%        49%        60%         51%         39%
====================================================================================================



----------------------------------------------------------------------------------------------------
                                        Year Ended December 31,
----------------------------------------------------------------------------------------------------
                                             2001       2000       1999        1998        1997
----------------------------------------------------------------------------------------------------
Income                                     $   3.00   $   3.61   $   4.02   $   3.57     $   3.39
Expenses (Note B)                             (3.29)     (4.02)     (3.74)     (3.38)       (3.11)
----------------------------------------------------------------------------------------------------
Net investment income (loss)                  (0.29)     (0.41)      0.28       0.19         0.28
Net realized and unrealized
  gain (loss) on invest-
  ments (Note C)                            (137.35)   (149.19)    233.22     (18.53)      144.74
----------------------------------------------------------------------------------------------------
Net increase (decrease) in
  unit value                                (137.64)   (149.60)    233.50     (18.34)      145.02
AllianceBernstein Common
  Stock Fund unit value
  (Note A):
Beginning of Period                          749.12     898.72     665.22     683.56       538.54
----------------------------------------------------------------------------------------------------
End of Period                             $  611.48   $ 749.12   $ 898.72   $ 665.22     $ 683.56
====================================================================================================
Ratio of expenses to average
  net assets (Note B)                          0.50%      0.50%      0.50%      0.50%        0.50%
Ratio of net investment
  income (loss) to average
  net assets                                  (0.04)%    (0.05)%     0.04%      0.03%        0.05%
Number of units outstanding
  at end of period                            5,420      7,195     10,056     17,216       21,142
Portfolio turnover rate
  (Note D)                                      132%        48%        72%        71%          62%
====================================================================================================


See Notes following tables.


I-3 Appendix: Condensed financial information

SEPARATE ACCOUNT NO. 3 -- POOLED (ALLIANCEBERNSTEIN MID CAP GROWTH FUND) OF AXA EQUITABLE LIFE INSURANCE COMPANY



INCOME, EXPENSES AND CAPITAL CHANGES PER REGISTERED UNIT OUTSTANDING DURING THE
            PERIODS INDICATED AND OTHER SUPPLEMENTARY DATA (NOTE E)




----------------------------------------------------------------------------------------------------
                                        Year Ended December 31,
----------------------------------------------------------------------------------------------------
                                             2006       2005       2004        2003        2002
----------------------------------------------------------------------------------------------------
Income                                     $   1.06   $   0.26   $   0.29   $   0.42     $    0.36
Expenses (Note B)                             (1.31)     (1.17)     (1.08)     (0.78)        (0.69)
----------------------------------------------------------------------------------------------------
Net investment income (loss)                  (0.25)     (0.91)     (0.79)      0.36)        (0.33)
Net realized and unrealized
  gain (loss) on invest-
  ments (Note C)                               4.47      18.33      41.07      82.82        (49.92)
----------------------------------------------------------------------------------------------------
Net increase (decrease) in
  unit value                                   4.22      17.42      40.28      82.46        (50.25)
AllianceBernstein Mid Cap
  Growth Fund unit value
  (Note A):
Beginning of Period                          260.60     243.18     202.90     120.44        170.69
----------------------------------------------------------------------------------------------------
End of Period                              $ 264.82   $ 260.60   $ 243.18   $ 202.90     $  120.44
====================================================================================================
Ratio of expenses to average
  net assets (Note B)                          0.50%      0.50%      0.50%      0.50%         0.50%
Ratio of net investment
  income (loss) to average
  net assets                                  (0.09)%    (0.39)%    (0.37)%    (0.23)%     (  0.24)%
Number of units outstanding
  at end of period                            3,016      3,819      4,086      4,858         4,909
Portfolio turnover rate
  (Note D)                                      120%       102%       134%       113%          161%
====================================================================================================



----------------------------------------------------------------------------------------------------
                                        Year Ended December 31,
----------------------------------------------------------------------------------------------------
                                             2001       2000       1999        1998        1997
----------------------------------------------------------------------------------------------------
Income                                     $   0.80   $   1.70   $   1.61   $   1.42     $   1.08
Expenses (Note B)                             (0.89)     (1.15)    ( 1.06)     (1.13)       (1.13)
----------------------------------------------------------------------------------------------------
Net investment income (loss)                  (0.09)      0.55       0.55       0.29        (0.05)
Net realized and unrealized
  gain (loss) on invest-
  ments (Note C)                             (36.98)    (31.20)     34.80     (31.58)       25.34
----------------------------------------------------------------------------------------------------
Net increase (decrease) in
  unit value                                 (37.07)    (30.65)     35.35     (31.29)       25.29
AllianceBernstein Mid Cap
  Growth Fund unit value
  (Note A):
Beginning of Period                          207.76     238.41     203.06     234.35       209.06
----------------------------------------------------------------------------------------------------
End of Period                              $ 170.69   $ 207.76   $ 238.41   $ 203.06     $ 234.35
====================================================================================================
Ratio of expenses to average
  net assets (Note B)                          0.50%      0.50%      0.50%      0.50%        0.50%
Ratio of net investment
  income (loss) to average
  net assets                                  (0.05)%     0.24%      0.27%      0.13%       (0.02)%
Number of units outstanding
  at end of period                            5,338      7,276     10,300     21,322       27,762
Portfolio turnover rate
  (Note D)                                      200%       136%       108%       195%         176%
======================================================================================================


See Notes following tables.

                                   Appendix: Condensed financial information I-4

Notes:


A. The values for a registered AllianceBernstein Bond Fund, AllianceBernstein Balanced Fund, AllianceBernstein Common Stock Fund and AllianceBernstein Mid Cap Growth Fund unit on May 1, 1992, January 23, 1985, April 8, 1985 and July 7, 1986, the first date on which payments were allocated to purchase registered units in each Fund, were $36.35, $28.07, $84.15 and $44.82, respectively.


B. Certain expenses under RIA are borne directly by employer plans participating in RIA. Accordingly, those charges and fees discussed in "Charges and expenses" earlier in this prospectus, are not included above and did not affect the Fund unit values. Those charges and fees are recovered by AXA Equitable through an appropriate reduction in the number of units credited to each employer plan participating in the Fund unless the charges and fees are billed directly to and paid by the employer. The dollar amount recovered is included under the caption "For Contributions and Withdrawals" as administrative fees and asset management fees in the Statement of Changes in Net Assets for each Fund, which appear in the Financial Statements in the SAI.


    As of June 1, 1994, the annual investment management and financial accounting fee is deducted from the assets of the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds and is reflected in the computation of their unit values. If all charges and fees had been made directly against employer plan assets in the Funds and had been reflected in the computation of Fund unit value, RIA registered unit expenses would have amounted to $1.24, $3.19, $11.96 and $4.14 for the year ended December 31, 2006 on a per unit basis for the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds, respectively. For the same reporting periods, the ratio of expenses to average net assets attributable to registered units would have been (on an annualized basis), 1.53%, 1.60%, 1.58% and 1.56% for the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds, respectively. (See Note F.)


C. See Note 2 to Financial Statements of Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 (Pooled) which appear in the SAI.

D. The portfolio turnover rate excludes all short-term U.S. Government securities and all other securities whose maturities at the time of acquisition were one year or less. The rate stated is the annual turnover rate for the entire Separate Account Nos. 13 -- Pooled, 10 -- Pooled, 4 -- Pooled and 3 -- Pooled.

E. Income, expenses, gains and losses shown above pertain only to employer plans' accumulations attributable to RIA registered units. Other plans and trusts also participate in Separate Account Nos. 13 -- Pooled, 10 -- Pooled, 4 -- Pooled and 3 -- Pooled and may have operating results and other supplementary data different from those shown above.

F. Because contractholders withdrew their participating interest in Separate Account No. 13 during March of 2000, the per unit data and ratios shown are hypothetical for these registered units. However, the per unit data and ratios developed are based upon actual values for non-registered units of Separate Account No. 13, which carry fees and expenses identical to those imposed upon registered units of the Separate Account.


I-5 Appendix: Condensed financial information

SEPARATE ACCOUNT NO. 66 (POOLED) UNIT VALUES AND NUMBER OF REGISTERED UNITS OUTSTANDING



----------------------------------------------------------------------------------------------------
                                                                                        EQ/Alliance-
                                                                        EQ/Alliance-     Bernstein
                                                         AXA Premier     Bernstein     Intermediate
                                          AXA Premier   VIP Technol-       Growth       Government
                                           VIP High          ogy         and Income     Securities
                                             Yield          Fund            Fund           Fund
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 1996                          $ 145.72             --       $ 148.57        $ 116.24
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1996                                69             --          2,078             593
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 1997                          $ 172.55             --       $ 188.22        $ 124.66
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1997                             1,414             --          6,083             783
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 1998                          $ 163.58             --       $ 227.38        $ 134.24
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1998                               259             --          6,500           1,110
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 1999                          $ 158.02             --       $ 269.68        $ 134.36
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1999                               187             --          6,182           1,419
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2000                          $ 144.28             --       $ 293.68        $ 146.61
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2000                               414             --          2,424              --
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2001                          $ 145.57             --       $ 289.75        $ 158.49
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2001                               464             --          2,862              --
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2002                          $ 141.56             --       $ 228.60        $ 172.44
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2002                               156             --          2,649              --
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2003                          $ 173.86             --       $ 298.75        $ 176.49
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2003                               143             --          2,354              --
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2004                          $ 189.31       $ 109.49       $ 336.45        $ 180.27
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2004                               158            367          1,951              --
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2005                          $ 195.49       $ 121.82       $ 355.66        $ 182.87
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2005                                22            437          1,793              --
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2006                          $ 215.33       $ 130.71       $ 422.46        $ 188.96
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2006                                14            486          1,186              --
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                                                  EQ/Alliance-    EQ/Alliance-
                                  EQ/Alliance-    EQ/Alliance-     Bernstein       Bernstein
                                   Bernstein       Bernstein        Quality        Small Cap
                                 International     Large Cap          Bond          Growth
                                      Fund           Growth           Fund           Fund
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 1996                  $ 114.80              --        $ 122.96              --
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1996                       853              --              --              --
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 1997                  $ 111.25              --        $ 134.14        $ 114.18
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1997                     1,531              --             270           2,235
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 1998                  $ 122.93              --        $ 145.72        $ 109.25
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1998                     1,659              --           1,038           1,625
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 1999                  $ 169.30        $ 113.69        $ 142.73        $ 139.67
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1999                     1,302              94           4,298           1,064
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2000                  $ 130.25        $  92.79        $ 159.04        $ 159.12
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2000                     1,522           1,017           4,295           1,166
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2001                  $ 100.42        $  70.55        $ 172.14        $ 138.34
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2001                     1,519           1,220           3,094             475
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2002                  $  90.42        $  48.57        $ 185.72        $  96.68
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2002                     3,854           1,226           1,262             593
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2003                  $ 122.39        $  59.84        $ 192.69        $ 136.53
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2003                     4,074             480           1,014             365
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2004                  $ 144.93        $  64.86        $ 200.31        $ 155.93
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2004                     3,017             622           1,176             373
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2005                  $ 167.42        $  74.54        $ 204.72        $ 174.22
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2005                     2,750             710           1,319              99
----------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2006                  $ 207.19        $  74.14        $ 212.99        $ 190.26
----------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2006                     2,372             796             334              61
----------------------------------------------------------------------------------------------------



                                   Appendix: Condensed financial information I-6

SEPARATE ACCOUNT NO. 66 (POOLED) UNIT VALUES AND NUMBER OF REGISTERED UNITS OUTSTANDING (CONTINUED)



------------------------------------------------------------------------------
                                                  EQ/Calvert
                                  EQ/Alliance-     Socially     EQ/Capital
                                   Bernstein     Responsible     Guardian
                                   Value Fund        Fund         Growth
------------------------------------------------------------------------------
Unit value as of:
December 31, 1996                        --             --            --
------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1996                        --             --            --
------------------------------------------------------------------------------
Unit value as of:
December 31, 1997                        --             --            --
------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1997                        --             --            --
------------------------------------------------------------------------------
Unit value as of:
December 31, 1998                        --             --            --
------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1998                        --             --            --
------------------------------------------------------------------------------
Unit value as of:
December 31, 1999                  $  95.43       $ 106.58      $ 120.77
------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1999                        --             --            --
------------------------------------------------------------------------------
Unit value as of:
December 31, 2000                  $  97.35       $ 103.48      $  99.31
------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2000                        --             --           400
------------------------------------------------------------------------------
Unit value as of:
December 31, 2001                  $  98.39       $  88.27      $  75.02
------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2001                       156             --           448
------------------------------------------------------------------------------
Unit value as of:
December 31, 2002                  $  84.97       $  64.92      $  55.26
------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2002                       158             --           389
------------------------------------------------------------------------------
Unit value as of:
December 31, 2003                  $ 109.39       $  83.07      $  68.49
------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2003                       157             --           498
------------------------------------------------------------------------------
Unit value as of:
December 31, 2004                  $ 124.10       $  86.05      $  72.29
------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2004                       109             --           492
------------------------------------------------------------------------------
Unit value as of:
December 31, 2005                  $ 130.84       $  93.56      $  75.98
------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2005                       111             --           487
------------------------------------------------------------------------------
Unit value as of:
December 31, 2006                  $ 158.83       $  98.46      $  81.60
------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2006                        --             --           224
------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                   EQ/Capital     EQ/Capital    EQ/Capital
                                    Guardian       Guardian      Guardian      EQ/Equity
                                 International     Research        U.S.          500
                                      Fund           Fund      Equity Fund   Index Fund
-------------------------------------------------------------------------------------------
Unit value as of:
December 31, 1996                        --             --            --      $ 169.72
-------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1996                        --             --            --         3,856
-------------------------------------------------------------------------------------------
Unit value as of:
December 31, 1997                        --             --            --      $ 224.89
-------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1997                        --             --            --         7,176
-------------------------------------------------------------------------------------------
Unit value as of:
December 31, 1998                        --             --            --      $ 287.87
-------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1998                        --             --            --        11,983
-------------------------------------------------------------------------------------------
Unit value as of:
December 31, 1999                  $ 128.61       $ 105.35      $ 101.11      $ 346.38
-------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1999                        --             --            --        12,855
-------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2000                  $ 104.06       $ 111.58      $ 104.73      $ 313.02
-------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2000                         1             --            --         5,112
-------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2001                  $  82.32       $ 109.33      $ 102.63      $ 275.50
-------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2001                       301            263           538         3,528
-------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2002                  $  69.94       $  82.36      $  78.34      $ 214.26
-------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2002                       296            445           646         2,322
-------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2003                  $  92.75       $ 108.30      $ 106.85      $ 274.41
-------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2003                       293            320           639         1,595
-------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2004                  $ 105.37       $ 120.11      $ 116.82      $ 303.09
-------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2004                        --            178            --         1,365
-------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2005                  $ 123.42       $ 127.38      $ 123.78      $ 317.06
-------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2005                        --            192            --         1,333
-------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2006                  $ 147.17       $ 142.74      $ 136.11      $ 365.64
-------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2006                        --             --            --         1,190
-------------------------------------------------------------------------------------------



I-7 Appendix: Condensed financial information

SEPARATE ACCOUNT NO. 66 (POOLED) UNIT VALUES AND NUMBER OF REGISTERED UNITS OUTSTANDING (CONTINUED)



--------------------------------------------------------------------------------
                                                  EQ/FI Mid
                                  EQ/Evergreen       Cap       EQ/FI MidCap
                                   Omega Fund       Fund        Value Fund
--------------------------------------------------------------------------------
Unit value as of:
December 31, 1996                        --             --            --
--------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1996                        --             --            --
--------------------------------------------------------------------------------
Unit value as of:
December 31, 1997                        --             --            --
--------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1997                        --             --            --
--------------------------------------------------------------------------------
Unit value as of:
December 31, 1998                        --             --      $ 105.06
--------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1998                        --             --            --
--------------------------------------------------------------------------------
Unit value as of:
December 31, 1999                  $ 105.75             --      $ 106.96
--------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1999                        --             --            32
--------------------------------------------------------------------------------
Unit value as of:
December 31, 2000                  $  93.36       $ 100.42      $ 112.45
--------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2000                         1             --            32
--------------------------------------------------------------------------------
Unit value as of:
December 31, 2001                  $  77.48       $  86.96      $ 116.95
--------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2001                        16            123            37
--------------------------------------------------------------------------------
Unit value as of:
December 31, 2002                  $  58.87       $  70.90      $  99.75
--------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2002                        59            496           547
--------------------------------------------------------------------------------
Unit value as of:
December 31, 2003                  $  81.36       $ 101.82      $ 132.94
--------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2003                        80             87           405
--------------------------------------------------------------------------------
Unit value as of:
December 31, 2004                  $  87.09       $ 118.14      $ 156.66
--------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2004                       100             --           419
--------------------------------------------------------------------------------
Unit value as of:
December 31, 2005                  $  90.54       $ 125.66      $ 174.40
--------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2005                        --            334           657
--------------------------------------------------------------------------------
Unit value as of:
December 31, 2006                  $  95.85       $ 140.14      $ 196.16
--------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2006                        --             --             8
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
                                   EQ/Janus
                                 Large Cap    EQ/JP Morgan                  EQ/Mercury
                                   Growth        Value        EQ/Marsico   Basic Value
                                    Fund     Opportunities    Focus Fund   Equity Fund
----------------------------------------------------------------------------------------
Unit value as of:
December 31, 1996                      --             --            --            --
----------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1996                      --             --            --            --
----------------------------------------------------------------------------------------
Unit value as of:
December 31, 1997                      --             --            --            --
----------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1997                      --             --            --            --
----------------------------------------------------------------------------------------
Unit value as of:
December 31, 1998                      --      $  113.78            --     $  107.43
----------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1998                      --             --            --            --
----------------------------------------------------------------------------------------
Unit value as of:
December 31, 1999                      --      $  112.24            --     $  127.78
----------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1999                      --             50            --           164
----------------------------------------------------------------------------------------
Unit value as of:
December 31, 2000                 $ 84.32      $  119.84            --     $  142.86
----------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2000                      --            475            --           110
----------------------------------------------------------------------------------------
Unit value as of:
December 31, 2001                 $ 64.96      $  111.68      $ 106.25     $  150.76
----------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2001                      --            487            --          1.078
----------------------------------------------------------------------------------------
Unit value as of:
December 31, 2002                 $ 45.27      $   90.40      $  93.97     $  125.65
----------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2002                      --            487            --           228
----------------------------------------------------------------------------------------
Unit value as of:
December 31, 2003                 $ 56.98      $  114.64      $ 123.22     $  164.81
----------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2003                      19            472            --           192
----------------------------------------------------------------------------------------
Unit value as of:
December 31, 2004                 $ 63.89      $  127.11      $ 136.17     $  182.26
----------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2004                      19            468            --           122
----------------------------------------------------------------------------------------
Unit value as of:
December 31, 2005                 $ 68.55      $  132.10      $ 150.75     $  187.64
----------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2005                      18         464.02            --           336
----------------------------------------------------------------------------------------
Unit value as of:
December 31, 2006                 $ 69.36      $  159.01      $ 164.80     $  226.87
----------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2006                      18            412            --            --
----------------------------------------------------------------------------------------




                                   Appendix: Condensed financial information I-8

SEPARATE ACCOUNT NO. 66 (POOLED) UNIT VALUES AND NUMBER OF REGISTERED UNITS OUTSTANDING (CONTINUED)



---------------------------------------------------------------------------------------------------------------------
                                                    EQ/MFS                                             EQ/Van Kampen
                                                  Emerging      EQ/MFS                                   Emerging
                                    EQ/Mercury     Growth    Investors     EQ/Money                      Markets
                                 International   Companies     Trust       Market      EQ/Small Cap       Equity
                                   Value Fund       Fund        Fund        Fund        Value Fund         Fund
---------------------------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 1996                        --            --          --     $ 114.22            --              --
---------------------------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1996                        --            --          --        1,397            --              --
---------------------------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 1997                        --            --          --     $ 120.35            --              --
---------------------------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1997                        --            --          --        1,351            --              --
---------------------------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 1998                        --      $ 123.19          --     $ 126.71            --        $ 111.23
---------------------------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1998                        --            30          --        1,249            --              --
---------------------------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 1999                  $ 136.14      $ 213.94    $ 104.35     $ 132.95      $  97.39        $ 217.72
---------------------------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 1999                        26         3,035          --          601            --             197
---------------------------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2000                  $ 119.37      $ 173.64    $ 103.62     $ 141.19      $ 115.42        $ 130.53
---------------------------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2000                       125         3,680         478          438            --             190
---------------------------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2001                  $  93.68      $ 114.52    $  87.07     $ 146.56      $ 135.90        $ 123.81
---------------------------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2001                       459         2,173         472          653            57             209
---------------------------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2002                  $  78.10      $  75.21    $  68.77     $ 148.67      $ 117.08        $ 116.49
---------------------------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2002                       605         1,328         466        4,189           262             158
---------------------------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2003                  $  99.99      $  97.26    $  83.93     $ 149.82      $ 160.84        $ 181.64
---------------------------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2003                       430         1,340         415          223            62              66
---------------------------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2004                  $ 121.64      $ 109.53    $  93.50     $ 151.28      $ 188.35        $ 224.66
---------------------------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2004                       129         1,478         410          141             7              83
---------------------------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2005                  $ 134.82      $ 119.42    $ 100.22     $ 155.57      $ 197.17        $ 298.30
---------------------------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2005                       473         1,365         404          140           211              86
---------------------------------------------------------------------------------------------------------------------
Unit value as of:
December 31, 2006                  $ 169.44      $ 128.71    $ 113.19     $ 162.84      $ 228.94        $ 408.83
---------------------------------------------------------------------------------------------------------------------
Number of units outstanding at
December 31, 2006                        72         1,469         108        2,598             6              --
---------------------------------------------------------------------------------------------------------------------


I-9 Appendix: Condensed financial information

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS
                                                                            Page


Who is AXA Equitable?                                                        2

Fund Information                                                             2
General                                                                      2

Restrictions and requirements of the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common
 Stock and AllianceBernstein Mid Cap Growth Funds                            2
Certain investments of the AllianceBernstein Bond and AllianceBernstein
 Balanced Funds                                                              2
Portfolio holdings policy for the Pooled Separate Accounts                   3
Brokerage fees and charges for securities transactions                       4

Additional information about RIA                                             5
Loan provisions                                                              5
Annuity benefits                                                             6
Amount of fixed-annuity payments                                             6
Ongoing operations fee                                                       6

Management for the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth
Funds and AXA Equitable                                                      7

Funds                                                                        7

Portfolio managers' information (AllianceBernstein Bond Fund, AllianceBernstein Balanced Fund, AllianceBernstein Common Stock
Fund and AllianceBernstein Mid Cap Growth Fund)                              7
Investment professional conflict of interest disclosure                     10
Portfolio manager compensation                                              11
Distribution of the contracts                                               12
Custodian and independent registered public accounting firm                 12
AXA Equitable                                                               13

 Directors                                                                  13
 Directors -- Officers                                                      14
 Other Officers                                                             15

Separate Account Units of Interest Under Group Annuity Contracts            21
Financial statements index                                                  22

Financial statements                                                     FSA-1


Send this request form to receive a Statement of Additional Information

To: AXA Equitable--RIA Service Office
    P.O. Box 8095
    Boston, MA 02266-8095

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Please send me an Retirement Investment Account(R) SAI for May 1, 2007.



--------------------------------------------------------------------------------
Name


--------------------------------------------------------------------------------
Address


--------------------------------------------------------------------------------
City           State    Zip



Client number:
               -----------------------------------------------------------------




(SAI 4ACS (5/07))

          Supplement dated May 1, 2007 to Prospectus dated May 1, 2007
    ------------------------------------------------------------------------


                          MEMBERS RETIREMENT PROGRAMS

                          funded under contracts with
                      AXA EQUITABLE LIFE INSURANCE COMPANY
             1290 Avenue of the Americas, New York, New York 10104
                        Toll-Free Telephone 800-223-5790


                       ----------------------------------

                           VARIABLE ANNUITY BENEFITS

                       ----------------------------------


           This Prospectus Supplement should be read and retained for future reference by Participants in the Members Retirement
                     Programs who are considering variable
                   annuity payment benefits after retirement.


                This Prospectus Supplement is not authorized for
                 distribution unless accompanied or preceded by
                    the Prospectus dated May 1, 2007 for the
                    appropriate Members Retirement Program.


------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS: ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

                              RETIREMENT BENEFITS

         When you become eligible to receive benefits under a Members Retirement Program, you may select one or more of the following forms of distribution, which are available in variable or fixed form. The law requires that if the value of your Account Balance is more than $5,000, you must receive a Qualified Joint and Survivor Annuity unless your Spouse consents to a different election.

         Life Annuity - annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

         Life Annuity Period Certain - an annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

         Joint and Survivor Annuity - Period Certain - an annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

How Annuity Payments are Made

         When your distribution of benefits under an annuity begins, your Units in the Funds are redeemed. Part or all of the proceeds, plus part or all of your Account Balance in the General Account Options, may be used to purchase an annuity. The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, a $350 charge will be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application and with issuing each month's annuity payment. Applicable premium taxes will also be deducted.

Annuity payments may be fixed or variable.

         FIXED ANNUITY PAYMENTS. Fixed annuity payments are determined from our annuity rate tables in effect at the time the first annuity payment is made. The minimum amount of the fixed payments is determined from tables in our contract with the Trustees, which show the amount of proceeds necessary to purchase each $1 of monthly annuity payments (after deduction of any applicable taxes and the annuity administrative charge). These tables are designed to determine the amounts required to pay for the annuity selected, taking into account our administrative and investment expenses and mortality and expense risks. The size of your payment will depend upon the form of annuity chosen, your age and the age of your beneficiary if you select a joint and survivor annuity.
         If our current group annuity rates for payment of proceeds would produce a larger payment, those rates will apply instead of the minimums in the contract tables. If we give any group pension client with a qualified plan a better annuity rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case. Under our contract with the Trustees, we may change the tables but not more frequently than once every five years. Fixed annuity payments will not fluctuate during the payment period.

         VARIABLE ANNUITY PAYMENTS. Variable annuity payments are funded through our Separate Account No. 4 (Pooled) (the "Fund"), through the purchase of Annuity Units. The number of Annuity Units purchased is equal to the amount of the first annuity payment divided by the Annuity Unit Value for the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of Annuity Units stays the same throughout the payment period for the variable annuity but the Annuity Unit Value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Fund, after adjustment for an assumed base rate of return of 5-3/4%, described below.

         The amounts of variable annuity payments are determined as follows:
Payments normally start as of the first day of the second calendar month following our receipt of the proper forms. The first two monthly payments are the same.

         Payments after the first two will vary according to the investment performance of the Fund. Each monthly payment will be calculated by multiplying the number of Annuity Units credited to you by the Annuity Unit Value for the first business day of the calendar month before the due date of the payment.

         The Annuity Unit Value was set at $1.1553 as of July 1, 1969, the first day that Separate Account No. 4 (Pooled) was operational. For any month after that date, it is the Annuity Unit Value for the preceding month multiplied by the change factor for the current month. The change factor gives effect to the assumed annual base rate of return of 5-3/4% and to the actual investment experience of the Fund.

         Because of the adjustment for the assumed base rate of return, the Annuity Unit Value rises and falls depending on whether the actual rate of investment return is higher or lower than 5-3/4%.

         Illustration of Changes in Annuity Payments. To show how we determine variable annuity payments from month to month, assume that the amount you applied to purchase an annuity is enough to fund an annuity with a monthly payment of $363 and that the Annuity Unit Value for the due date of the first annuity payment is $1.05. The number of annuity units credited under your certificate would be 345.71 (363 divided by 1.05 = 345.71). If the third monthly payment is due on March 1, and the Annuity Unit Value for February was $1.10, the annuity payment for March would be the number of units (345.71) times the Annuity Unit Value ($1.10), or $380.28. If the Annuity Unit Value was $1.00 on March 1, the annuity payment for April would be 345.71 times $1.00 or $345.71.

Summary of Annuity Unit Values for the Fund

         This table shows the Annuity Unit Values with an assumed base rate of return of 5-3/4%.

                First Business Day of          Annuity Unit Value
                ---------------------          ------------------
                     October 1987                   $4.3934
                     October 1988                   $3.5444
                     October 1989                   $4.8357
                     October 1990                   $3.8569
                     October 1991                   $5.4677
                     October 1992                   $5.1818
                     October 1993                   $6.3886
                     October 1994                   $6.1563
                     October 1995                   $7.4970
                     October 1996                   $8.0828
                     October 1997                  $11.0300
                     October 1998                   $7.5963
                     October 1999                   $9.8568
                     October 2000                  $10.6810
                     October 2001                   $7.3761
                     October 2002                   $5.3455
                     October 2003                   $6.3322
                     October 2004                   $6.7242
                     October 2005                   $7.4953
                     October 2006                   $6.9450

                                    THE FUND

         The Fund (Separate Account No. 4 (Pooled)) was established pursuant to the Insurance law of the State of New York in 1969. It is an investment account used to fund benefits under group annuity contracts and other agreements for tax-deferred retirement programs administered by us.

         For a full description of the Fund, its investment policies, the risks of an investment in the Fund and information relating to the valuation of Fund assets, see the description of the Fund in our May 1, 2007 prospectus and the Statement of Additional Information.

                               INVESTMENT MANAGER

The Manager

         We, AXA Equitable, act as Investment Manager to the Fund. As such, we have complete discretion over Fund assets and we invest and reinvest these assets in accordance with the investment policies described in our May 1, 2007 prospectus and Statement of Additional Information.

         We are a New York stock life insurance company with our Home Office at 1290 Avenue of the Americas, New York, New York 10104. Founded in 1859, we are one of the largest insurance companies in the United States. AXA Equitable is an indirect wholly-owned subsidiary of our sole stockholder AXA Financial, Inc. AXA Financial, Inc. and its subsidiaries managed assets of approximately
$795 billion as of December 31, 2006, including third party assets of $652 billion.

Investment Management

         In providing investment management to the Fund, we currently use the personnel and facilities of our majority owned subsidiary, AllianceBernstein Management L.P. ("AllianceBernstein"), for portfolio selection and transaction services. For a description of AllianceBernstein, see our May 1, 2007 Members Retirement Program prospectuses.

Fund Transactions

         The Fund is charged for securities brokers commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for the Fund are executed primarily through brokers which are selected by AllianceBernstein/AXA Equitable and receive commissions paid by the Fund. For 2006, 2005 and 2004, the Fund paid $739,493, $699,416 and $1,126,910, respectively, in brokerage commissions. For a full description of our policies relating to the selection of brokers, see the description of the Fund in our May 1, 2007 Statement of Additional Information.

                              FINANCIAL STATEMENTS

                  The financial statements of the Fund reflect applicable fees, charges and other expenses under the Members Retirement Programs as in effect during the periods covered, as well as the charges against the account made in accordance with the terms of all other contracts participating in the account.


Separate Account No. 4 (Pooled):                                     Page

Report of Independent Registered Public Accounting Firm              FSA-2

        Statement of Assets and Liabilities,
             December 31, 2006                                       FSA-3

        Statement of Operations for the Year Ended
             December 31, 2006                                       FSA-4

        Statements of Changes in Net Assets for the Years Ended
             December 31, 2006 and 2005                              FSA-5

        Portfolio of Investments
             December 31, 2006                                       FSA-6

        Notes to Financial Statements                                FSA-8

                                      FSA-1

--------------------------------------------------------------------------------

            Report of Independent Registered Public Accounting Firm


To the Board of Directors of AXA Equitable Life
Insurance Company and the Contractowners of Separate Account No. 4 of AXA Equitable Life Insurance Company:

In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) of AXA Equitable Life Insurance Company ("AXA Equitable") at December 31, 2006, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
New York, New York



April 20, 2007

                                     FSA-2

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2006

Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $480,976,680)...........................  $599,320,605
 Short-term debt securities -- at value (amortized cost: $4,413,684)......     4,413,684
Interest and dividends receivable ........................................       265,150
--------------------------------------------------------------------------  ------------
Total assets .............................................................   603,999,439
--------------------------------------------------------------------------  ------------
Liabilities:
Due to AXA Equitable's General Account ...................................     1,264,672
Due to custodian .........................................................     3,776,178
Accrued expenses .........................................................       732,097
--------------------------------------------------------------------------  ------------
Total liabilities ........................................................     5,772,947
--------------------------------------------------------------------------  ------------
Net Assets ...............................................................  $598,226,492
==========================================================================  ============
Amount retained by AXA Equitable in Separate Account No. 4 ...............  $  2,478,937
Net assets attributable to contract owners ...............................   555,154,312
Net assets allocated to contracts in payout period .......................    40,593,243
--------------------------------------------------------------------------  ------------
Net Assets ...............................................................  $598,226,492
==========================================================================  ============


                             Units Outstanding   Unit Values
                            ------------------  ------------
Institutional .............        34,867       $ 8,262.03
RIA .......................        15,278          775.87
Momentum Strategy .........           987           99.86
MRP .......................       124,951          312.73
ADA .......................       651,516          382.55
EPP .......................        12,151          800.76

The accompanying notes are an integral part of these financial statements.

                                     FSA-3

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2006

Investment Income (Note 2):
Dividends (net of foreign taxes withheld of $33,737)....................  $   4,377,570
Interest ...............................................................        216,608
------------------------------------------------------------------------  -------------
Total investment income ................................................      4,594,178
------------------------------------------------------------------------  -------------
Expenses (Note 5):
Investment management fees .............................................     (1,241,035)
Operating and expense charges ..........................................     (2,422,872)
------------------------------------------------------------------------  -------------
Total expenses .........................................................     (3,663,907)
------------------------------------------------------------------------  -------------
Net investment income ..................................................        930,271
------------------------------------------------------------------------  -------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from security and foreign currency transactions ..........     56,761,166
Change in unrealized appreciation /depreciation of investments .........    (66,038,126)
------------------------------------------------------------------------  -------------
Net realized and unrealized loss on investments ........................     (9,276,960)
------------------------------------------------------------------------  -------------
Net Decrease in Net Assets Attributable to Operations ..................  $  (8,346,689)
========================================================================  =============

The accompanying notes are an integral part of these financial statements.

                                     FSA-4

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets

                                                                                  Year Ended December 31,
                                                                                      2006              2005
                                                                               ---------------- ---------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income (loss) .................................................  $      930,271   $     (540,001)
Net realized gain on investments and foreign currency transactions ...........      56,761,166       74,925,731
Change in unrealized appreciation/depreciation of investments ................     (66,038,126)       6,608,967
------------------------------------------------------------------------------  --------------   --------------
Net increase (decrease) in net assets attributable to operations .............      (8,346,689)      80,994,697
------------------------------------------------------------------------------  --------------   --------------
From Contributions and Withdrawals:
Contributions ................................................................      66,014,546       76,456,922
Withdrawals ..................................................................    (194,988,188)    (151,318,308)
Asset management fees ........................................................        (991,775)      (1,067,272)
Administrative fees ..........................................................        (107,770)        (345,104)
------------------------------------------------------------------------------  --------------   --------------
Net decrease in net assets attributable to contributions and withdrawals .....    (130,073,187)     (76,273,762)
------------------------------------------------------------------------------  --------------   --------------
Net increase in net assets attributable to AXA Equitable's transactions ......           1,551            6,187
------------------------------------------------------------------------------  --------------   --------------
Increase (decrease) in Net Assets ............................................    (138,418,325)       4,727,121
Net Assets -- Beginning of Year ..............................................     736,644,817      731,917,696
------------------------------------------------------------------------------  --------------   --------------
Net Assets -- End of Year ....................................................  $  598,226,492   $  736,644,817
==============================================================================  ==============   ==============

The accompanying notes are an integral part of these financial statements.

                                     FSA-5

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006




---------------------------------------------------------------------------
Company                                           Shares       U.S. $ Value
------------------------------------------ --------------      ------------
COMMON STOCKS - 100.2%
Finance - 26.1%
Banking - Money Center - 2.7%
JPMorgan Chase & Co. .....................        327,157      $15,801,683
                                                               -----------
Brokerage & Money Management - 15.3%
The Charles Schwab Corp. .................        608,970       11,777,480
Goldman Sachs Group, Inc. ................        129,410       25,797,883
Greenhill & Co., Inc. ....................        154,050       11,368,890
Legg Mason, Inc. .........................        287,000       27,279,350
Merrill Lynch & Co., Inc. ................        162,740       15,151,094
                                                               -----------
                                                                91,374,697
                                                               -----------
Insurance - 3.3%
American International Group,
    Inc. (a) .............................        277,960       19,918,614
                                                               -----------
Miscellaneous - 4.8%
Chicago Mercantile Exchange
    Holdings, Inc.-Class A ...............         19,958       10,173,591
Citigroup, Inc. ..........................        214,800       11,964,360
NYSE Group, Inc. (a) .....................         31,990        3,109,428
State Street Corp. .......................         52,300        3,527,112
                                                               -----------
                                                                28,774,491
                                                               -----------
                                                               155,869,485
                                                               -----------
Technology - 25.0%
Communication Equipment - 3.0%
QUALCOMM, Inc. ...........................        475,380       17,964,610
                                                               -----------
Communication Services - 0.7%
Monster Worldwide, Inc. (a) ..............         84,280        3,930,819
                                                               -----------
Computer Hardware/Storage - 6.0%
Apple Computer, Inc. (a) .................        304,070       25,797,299
Sun Microsystems, Inc. (a) ...............      1,915,400       10,381,468
                                                               -----------
                                                                36,178,767
                                                               -----------
Computer Peripherals - 1.1%
Network Appliance, Inc. (a) ..............        171,270        6,727,486
                                                               -----------
Computer Services - 0.8%
Cognizant Technology Solutions
    Corp.-Class A (a) ....................         38,700        2,986,092
Euronet Worldwide, Inc. (a) ..............         52,740        1,565,850
                                                               -----------
                                                                 4,551,942
                                                               -----------
Internet Media - 4.6%
Google, Inc.-Class A (a) .................         59,570       27,430,794
                                                               -----------
Miscellaneous - 2.0%
Amphenol Corp.-Class A ...................        193,990       12,042,899
                                                               -----------
Semiconductor Components - 6.5%
Advanced Micro Devices, Inc. (a) .........        720,020       14,652,407
Broadcom Corp.-Class A (a) ...............        413,280       13,353,077
NVIDIA Corp. (a) .........................        289,330       10,708,103
                                                               -----------
                                                                38,713,587
                                                               -----------


---------------------------------------------------------------------------
Company                                           Shares       U.S. $ Value
------------------------------------------ --------------      ------------
Software - 0.3%
SAP AG (ADR) .............................         38,750      $ 2,057,625
                                                               -----------
                                                               149,598,529
                                                               -----------
Consumer Services - 18.4%
Apparel - 2.8%
Coach, Inc. (a) ..........................        151,740        6,518,751
Under Armour, Inc.-Class A (a) ...........        201,040       10,142,468
                                                               -----------
                                                                16,661,219
                                                               -----------
Broadcasting & Cable - 2.9%
Comcast Corp.-Class A (a) ................        406,900       17,224,077
                                                               -----------
Miscellaneous - 6.5%
CB Richard Ellis Group, Inc.-
    Class A (a) ..........................        510,450       16,946,940
Corporate Executive Board Co. ............        139,350       12,220,995
Iron Mountain, Inc. (a) ..................         88,900        3,675,126
Strayer Education, Inc. ..................         55,900        5,928,195
                                                               -----------
                                                                38,771,256
                                                               -----------
Restaurants & Lodging - 1.2%
Chipotle Mexican Grill, Inc.-Class A
    (a) ..................................        128,400        7,318,800
                                                               -----------
Retail - General Merchandise - 5.0%
Coldwater Creek, Inc. (a) ................        171,230        4,198,559
Dick's Sporting Goods, Inc. (a) ..........        244,490       11,977,565
Kohl's Corp. (a) .........................        201,290       13,774,275
                                                               -----------
                                                                29,950,399
                                                               -----------
                                                               109,925,751
                                                               -----------
Health Care - 18.0%
Biotechnology - 6.5%
Genentech, Inc. (a) ......................        303,120       24,592,126
Gilead Sciences, Inc. (a) ................        215,760       14,009,297
                                                               -----------
                                                                38,601,423
                                                               -----------
Drugs - 3.7%
Merck & Co. Inc. .........................        213,800        9,321,680
Teva Pharmaceutical Industries Ltd.
    (ADR) ................................        413,450       12,850,026
                                                               -----------
                                                                22,171,706
                                                               -----------
Medical Products - 1.4%
Alcon, Inc. ..............................         76,220        8,519,109
                                                               -----------
Medical Services - 6.4%
Medco Health Solutions, Inc. (a) .........         83,850        4,480,944
UnitedHealth Group, Inc. .................        120,500        6,474,465
WellPoint, Inc. (a) ......................        347,170       27,318,807
                                                               -----------
                                                                38,274,216
                                                               -----------
                                                               107,566,454
                                                               -----------
Energy - 4.1%
Oil Service - 4.1%
Schlumberger, Ltd. .......................        392,070       24,763,141
                                                               -----------

                                      FSA-6

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Concluded)


---------------------------------------------------------
Company                           Shares     U.S. $ Value
--------------------------------  --------   ------------
Aerospace & Defense - 3.1%
Aerospace - 3.1%
Boeing Co. (a) ................... 206,630   $18,357,009
                                             -----------
Capital Goods - 1.7%
Electrical Equipment - 1.7%
Ametek, Inc. ..................... 148,335     4,722,987
Emerson Electric Co. ............. 128,600     5,667,402
                                             -----------
                                              10,390,389
                                             -----------
Multi-Industry Companies - 1.7%
Multi-Industry Companies - 1.7%
Danaher Corp. .................... 139,300    10,090,892
                                             -----------
Consumer Staples - 1.1%
Household Products - 0.6%
Procter & Gamble Co. ............. 51,030      3,279,698
                                             -----------
Retail - Food & Drug - 0.5%
Whole Foods Market, Inc. ......... 69,400      3,256,942
                                             -----------
                                               6,536,640
                                             -----------
Consumer Manufacturing - 1.0%
Building & Related - 1.0%
NVR, Inc. (a) ....................  9,647      6,222,315
                                             -----------
Total Common Stocks - 100.2%
 (cost $480,976,680)..............           599,320,605
                                             -----------


-------------------------------------------------------------------
                                         Principal
                                          Amount
Company                                    (000)      U.S.$ Value
--------------------------------------- ---------- ----------------
SHORT-TERM DEBT SECURITIES - 0.7%
Time Deposit - 0.7%
JPMorgan Nassau
   4.72%, 1/3/2007 .................... $4,414      $  4,413,684
                                                    ------------
Total Short-Term Debt
    Securities - 0.7 %
   (amortized cost $4,413,684).........                4,413,684
                                                    ------------
Total Investments - 100.9%
   (cost/amortized cost
     $485,390,364).....................              603,734,289
Other assets less
    liabilities - (0.9)% ..............               (5,507,797)
                                                    ------------
Net Assets - 100.0% ...................             $598,226,492
                                                    ============

(a)  Non-income producing security.
     Glossary:
     ADR - American Depositary Receipt
     The accompanying notes are an integral part of these financial statements.

                                     FSA-7

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

------------------------------------------------------------------------------
     Notes to Financial Statements
     December 31, 2006
------------------------------------------------------------------------------
------------------------------------------------------------------------------

1. General

   Separate Account No. 4 (Pooled) (the Fund) of AXA Equitable Life Insurance Company (formerly The Equitable Life Assurance Society of the United States) ("AXA Equitable"), a wholly-owned subsidiary of AXA Financial, Inc., was established in conformity with the New York State Insurance Law. Annuity contracts available through AXA Equitable are Momentum Strategy, Retirement Investment Account ("RIA"), Members Retirement Program ("MRP"), American Dental Association Members Retirement Program ("ADA") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Institutional reflects investments in funds by contract owners of group annuity contracts issued by AXA Equitable. Assets of the Plans and Institutional are invested in a number of investment Funds (available Funds vary by Plan). The American Dental Association Members Retirement Program is one of the many products participating in this Fund.

   The contract owners invest in Separate Account No. 4, under the following respective names:

   Momentum Strategy

   Separate Account No. 4   The AllianceBernstein Growth Equity Fund

    RIA

   Separate Account No. 4   The AllianceBernstein Common Stock Fund

    MRP

   Separate Account No. 4   The AllianceBernstein Growth Equity Fund

    ADA

   Separate Account No. 4   The Growth Equity Fund

    EPP

   Separate Account No. 4   The AllianceBernstein Common Stock Fund

    Institutional

   Separate Account No. 4   Growth Stock Account

   Under applicable insurance law, the assets and liabilities of the Accounts are clearly identified and distinguished from AXA Equitable's other assets and liabilities. The assets of the Accounts are the property of AXA Equitable. However, the portion of the Accounts' assets attributable to the contracts will not be chargeable with liabilities arising out of any other business AXA Equitable may conduct. The excess of assets over reserves and other contract liabilities, if any, in Separate Account No. 4 may be transferred to AXA Equitable's General Account. AXA Equitable's General Account is subject to creditor rights. These financial statements reflect the total net assets and results of operations for the Separate Account No. 4.

   The amount retained by AXA Equitable in Separate Account No. 4 arises principally from (1) contributions from AXA Equitable, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by AXA Equitable are not subject to charges for expense risks.

   AXA Equitable performs all marketing and service functions under the contract. No commissions are paid for these services; however, incentive compensation based on first year plan contributions and number of plan sales are paid to AXA Equitable employees who perform the marketing and service functions.


2. Significant Accounting Policies

   The accompanying financial statements are prepared in conformity with accounting principles generally

                                     FSA-8

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

------------------------------------------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2006
------------------------------------------------------------------------------
------------------------------------------------------------------------------

2. Significant Accounting Policies (Concluded)

   accepted in the United States of America (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

Investment securities are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depositary Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   Forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term (i.e., maturing in more than a year) publicly-traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where AXA Equitable and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by AXA Equitable's investment officers.

   Short-term debt securities which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

   Security transactions are recorded on the trade date. Amortized cost of debt securities, where applicable, are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

   Net assets allocated to contracts in the payout period are computed according to various mortality tables,

                                     FSA-9

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

------------------------------------------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2006
------------------------------------------------------------------------------
------------------------------------------------------------------------------

2. Significant Accounting Policies (Concluded)

   depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contract holder, as long as the contract has not been discontinued. AXA Equitable retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contractholder elects to discontinue the contract.

   Amounts due to/from the General Account represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.

   The operations of the Account are included in the federal income tax return of AXA Equitable, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to contracts participating in the Funds by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable is expected to affect the unit value of the contracts participating in the Account. Accordingly, no provision for federal income taxes is required. However, AXA Equitable retains the right to charge for any federal income tax incurred which is applicable to the Account if the law is changed.


3. Investment Transactions

   For the year ended December 31, 2006, investment security transactions, excluding short-term debt securities, were as follows:

                                           Purchases                        Sales
                                 ------------------------------ -----------------------------
                                      Stocks          U.S.           Stocks          U.S.
                                     and Debt      Government       and Debt      Government
              Fund                  Securities    and Agencies     Securities    and Agencies
-------------------------------- --------------   ------------    ------------   ------------
Separate Account No. 4 .........   $362,865,589    $        --    $481,975,342    $        --

4. Related Party Transactions

   AllianceBernstein L.P. (formerly Alliance Capital Management L.P. ("AllianceBernstein")) serves as an investment advisor for Separate Accounts 13, 10, 4 and 3. Alliance is a publicly traded limited partnership which is indirectly majority-owned by AXA Equitable and AXA Financial, Inc. (parent to AXA Equitable).

   AXA Advisors, LLC (AXA Advisors) is an affiliate of AXA Equitable, and a distributor and principal underwriter of the contracts and the account. AXA Advisors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

   The contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network, LLC or its subsidiaries (affiliates of AXA Equitable). AXA Advisors receives commissions and other service-related payments under its distribution agreement with AXA Equitable and its networking agreement with AXA Network.

   AXA Equitable, AllianceBernstein, and AXA Advisors seek to obtain the best price and execution of all orders placed for the portfolios of the AXA Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, AXA Equitable, Alliance, and AXA Advisors may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the AXA Equitable Funds' portfolio transactions.

                                     FSA-10

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

------------------------------------------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2006
------------------------------------------------------------------------------
------------------------------------------------------------------------------

4. Related Party Transactions (Concluded)

   At December 31, 2006, interests of retirement and investment plans for employees, managers and agents of AXA Equitable in Separate Account No. 4 aggregated $161,435,539 (27.0%) of the net assets in these Funds.


5. Asset Charges

   Charges and fees relating to the Fund are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment.

   Momentum Strategy

   Fees with respect to the Momentum Strategy contracts are as follows:

   Daily Separate Account Charge:

   On a daily basis a charge at an annual rate of 1.25% for Separate Account 4 is deducted from the net assets attributable to the Momentum Strategy units. This fee is to cover expense risk, mortality risk, other charges and operating expenses of the contract. These fees are reflected as a reduction of the Momentum Strategy Unit Value.

   Administrative Fees:

   Participant Administrative Charge -- At the end of each calendar quarter, a maximum record maintenance and report fee of $3.75 ($15.00 per year) is either deducted from the Participant Retirement Account Value or billed to the employer. No charge is assessed if average account value is at least $20,000. Additionally, the Participant Retirement Account Value is assessed for the fee if the charge is not paid by the employer or the plan has less than 10 participants in the contract.

   Plan Recordkeeping Service Charge with Checkwriting -- Employers electing plan recordkeeping with checkwriting services are subject to a charge of $25 per check. These amounts are withdrawn from the Participant Retirement Account Value before withdrawal.

   Loan Charge -- A loan set up charge of $25 is made at the time the loan is set up. This is a one time charge per active loan. Quarterly loan recordkeeping charge is $6 per outstanding loan. Charge is deducted from the Participant Retirement Account Value.

   Contingent Withdrawal Charge -- Certain withdrawals are subject to defined contingent withdrawal charges. The maximum charge is 6% of the total plan assets withdrawn. Charge is deducted from the Participant Retirement Account Value in addition to the amount withdrawn.

   State Premium and other applicable taxes -- charge for state premium and other applicable taxes deducted is designed to approximate certain taxes that may be imposed. When applicable, this amount is deducted from contributions. Generally, the charge is deducted from the amount applied to provide an annuity payout option.

   Operating and Expense Charges:

   In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as reductions of unit value.


                                     FSA-11

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

------------------------------------------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2006
------------------------------------------------------------------------------
------------------------------------------------------------------------------

5. Asset Charges (Continued)

   RIA

   Charges and fees relating to the Fund are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the Retirement Investment Account (RIA) contracts are as follows:

   Investment Management Fee:

   An annual fee of 0.50% of the net assets attributable to RIA units is assessed for the AllianceBernstein Common Stock Fund. This fee is reflected as a reduction of the RIA Unit Value.

   Administrative Fees:

   Contracts investing in the Fund are subject to certain administrative expenses according to contract terms. These fees may include:

   Ongoing Operations Fee -- An expense charge is made based on the combined net balances of the fund. Depending upon when the employer adopted RIA, the monthly rate ranges from 1/12 of 1.25% to 1/12 of 0.50% or from 1/12 of 1.25% to 1/12 of 0.25%.

   Participant Recordkeeping Services Charge -- Employers electing RIA's optional Participant Recordkeeping Services are subject to an annual charge of $25 per employee-participant under the employer plan.

   Contingent Withdrawal Charge -- Certain withdrawals are subject to defined contingent withdrawal charges. The maximum charge is 6% of the total plan assets withdrawn.

   Loan Fee -- A loan fee equal to 1% of the amount withdrawn as loan principal is deducted on the date the plan loan is made.

   Operating and Expense Charges:

   In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as reductions of unit value.

   MRP

   Charges and fees relating to the Fund are paid to AXA Equitable are deducted in accordance with the terms of the various contracts which participate in the Funds. With respect to the Members Retirement Program these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fees. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the Members Retirement Program contracts are as follows:

   Program Expense Charge--An expense charge is made at an effective annual rate of 1.00% of the combined value of all investment options maintained under the contract with AXA Equitable and is deducted monthly.

   Investment Management Fees--An expense charge is made daily at an effective annual rate of 0.50% of the net assets of the AllianceBernstein Growth Equity Fund.


                                     FSA-12

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

------------------------------------------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2006
------------------------------------------------------------------------------

5. Asset Charges (Continued)

   Direct Operating and Other Expenses--In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as a reduction of the unit value.

   A record maintenance and report fee of $3.75 is deducted quarterly as a liquidation of Fund units.

   ADA

   Charges and fees relating to the Fund are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid
   (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the American Dental Association Members Retirement Program are as follows:

   Investment Management and Administration Fees (Investment Management Fees):

   AXA Equitable receives a fee based on the value of the Growth Equity Fund at a monthly rate of 1/12 of (i) 0.29 of 1% of the first $100 million and (ii)
   0.20 of 1% of the excess over $100 million of its ADA Program assets.

   An Administrative fee is charged at a daily rate of 0.15% of average daily net assets.

   Operating and Expense Charges:

   Program Expense Charge -- In the year prior to May 1, 2006 the expense charge was made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate 1/12 of (i) 0.635 of 1% for all asset levels.

   Effective May 1, 2006 an expense charge is made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate of 1/12 of 0.633% of 1% of the first $400 million.

   A portion of the Program Expense Charge assessed by AXA Equitable is made on behalf of the ADA and is equal to a monthly rate of 1/12 of 0.1 of 1% for all asset levels.

   Other Expenses -- In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

   EPP

   Charges and fees relating to the Fund are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts, which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the Equi-Pen-Plus Master Plan and Retirement Trust are as follows:

   Investment Management Fee:

   An annual fee of 0.25% of the total plan and trust net assets held in the Separate Account is deducted daily. This fee is reflected as reduction in EPP unit value.


                                     FSA-13

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

------------------------------------------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2006
------------------------------------------------------------------------------
------------------------------------------------------------------------------

5. Asset Charges (Continued)

   Administrative Fees:

   Ongoing Operations Fee -- An expense charge is made based on each client's combined balance of Master Plan and Trust net assets in the Separate and Fixed Income Accounts at a monthly rate of 1/12 of (i) 1% of the first $500,000, (ii) 0.75% of the next $500,000 and (iii) 0.50% of the excess over $1,000,000.

   Participant Recordkeeping Services Charge -- Employers electing Equi-Pen-Plus's optional Participant Recordkeeping Services are subject to an annual charge of $25 per employee-participant under the employer plan.

   Withdrawal Charge -- A charge is applied if the client terminates plan participation in the Master Retirement Trust and if the client transfers assets to another funding agency before the fifth anniversary of the date AXA Equitable accepts the participation agreement. The redemption charge is generally paid via a liquidation of units held in the fund and will be based on the following schedule:

          For Terminating Occurring In:          Redemption Charge:
          -------------------------------   ------------------------------
          Years 1 and 2 ...........          3% of all Master Trust assets
          Years 3 and 4 ...........          2% of all Master Trust assets
          Year 5 ..................          1% of all Master Trust assets
          After Year 5 ............             No Redemption Charge

   Operating and Expense Charges:

   In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to their operations. These may include custody, audit and printing of reports. These charges and fees are reflected as reduction of unit value.

   Institutional

   Asset Management Fees

   Asset management fees are charged to clients investing in the Separate Account. The fees are based on the prior month-end net asset value (as defined) of each client's aggregate interest in AXA Equitable's Separate Account, and are determined monthly. Clients can either pay the fee directly by remittance to the Separate Account or via liquidation of units held in the Separate Account. The fees are calculated for each client in accordance with the schedule set forth below:

             Each Client's Aggregate Interest     Annual Rate
         --------------------------------------- -------------
          Minimum Fee .....................      $5,000
          First $2 million.................       0.85 of 1%
          Next $3 million..................       0.60 of 1%
          Next $5 million..................       0.40 of 1%
          Next $15 million.................       0.30 of 1%
          Next $75 million.................       0.25 of 1%
          Excess over $100 million.........       0.20 of 1%

   There is an additional charge made to clients utilizing AXA Equitable's Active Investment Management Service (AIMS). The service is optional and delegates to AXA Equitable the responsibility for actively managing the client's assets among AXA Equitable's Separate Account. In the event that the client chooses this service, the additional fee is based on the combined net asset value of the client's assets in the Separate Account. Clients

                                     FSA-14

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

------------------------------------------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2006
------------------------------------------------------------------------------
------------------------------------------------------------------------------

5. Asset Charges (Concluded)

   electing this service either pay the fee directly by remittance to the Separate Account or via liquidation of units held in the Separate Account. The charge is assessed on a monthly basis at the annual rates shown below:


                Client's Aggregate Interest     Annual Rate
              -------------------------------   -----------
              Minimum Fee .............         $2,500
              First $5 million.........          0.100%
              Next $5 million..........          0.075%
              Next $5 million..........          0.050%
              Over $15 million.........          0.025%

   Asset management fees and AIMS fees are paid to AXA Equitable.

   Administrative Fees

   Certain client contracts provide for a fee for administrative services to be paid directly to AXA Equitable. This administrative fee is calculated according to the terms of the specific contract and is generally paid via a liquidation of units held in the Fund in which the contract invests. Certain of these client contracts provide for administrative fees to be paid through a liquidation of units from a Short-term liquidity account. The payment of the fee for administrative services has no effect on other separate account clients or the unit values of the separate accounts.

   Operating and Expense Charges

   In addition to the charges and fees mentioned above, the Separate Account is charged for certain costs and expenses directly related to their operations. These charges may include custody and audit fees, and result reduction of Separate Account unit values.


   6. Changes in Units Outstanding

   Accumulation units issued and redeemed during periods indicated were (in thousands):

                                             Year Ended December 31,
                                             -----------------------
                                                 2006        2005
                                             ----------- -----------
        The Growth Equity Fund
        ADA
        Issued .............................     141         156
        Redeemed ...........................    (249)       (214)
                                                ----        ----
        Net Increase (Decrease) ............    (108)        (58)
                                                ----        ----
        AllianceBernstein Growth Equity Fund
        Momentum Strategy
        Issued .............................       1           1
        Redeemed ...........................      (5)         (1)
                                                ----        ----
        Net Increase (Decrease) ............      (4)        (--)
                                                ----        ----

                                     FSA-15

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

------------------------------------------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2006
------------------------------------------------------------------------------
------------------------------------------------------------------------------

6. Changes in Units Outstanding (Concluded)


                                       Year Ended December 31,
                                       ------------------------
                                           2006         2005
                                       ------------ -----------
  AllianceBernstein Common Stock Fund
  RIA
  Issued .............................         1            2
  Redeemed ...........................        (6)         (11)
                                           ----       -----
  Net (Decrease) .....................        (5)          (8)
                                           ----       ------
  AllianceBernstein Growth Equity Fund
  MRP
  Issued .............................       172          191
  Redeemed ...........................      (188)        (197)
                                         ------       ------
  Net (Decrease) .....................       (16)          (6)
                                         ------       -------
  AllianceBernstein Common Stock Fund
  EPP
  Issued .............................       --             2
  Redeemed ...........................       (6)           (3)
                                        -------      -------
  Net (Decrease) .....................       (6)           (1)
                                        -------      -------
  Growth Stock Account
  Institutional
  Issued .............................         8            5
  Redeemed ...........................       (19)         (11)
                                         ------       ------
  Net Increase (Decrease) ............       (11)          (6)
                                         ------       -------

7. Accumulation Unit Values

   AXA Equitable issues a number of group annuity contracts that allow employer plan assets to accumulate on a tax-deferred basis. The contracts are typically designed for employers wishing to fund defined benefit, defined contribution and/or 401(k) plans.

   Institutional units presented on the Statement Assets and Liabilities reflect investments in the Fund by contractholders of group annuity contracts issued by AXA Equitable. Institutional unit value is determined at the end of each business day. Institutional unit value reflects the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (ADA, RIA, MRP, Momentum and EPP) reflect the same investment results as the Institutional unit value presented on the Statement of Assets and Liabilities. In addition, contract unit values reflect certain investment management and accounting fees, which vary by contract. These fees are charged as a percentage of net assets and are disclosed below for the Plans' contracts in percentage terms.


                                     FSA-16

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

------------------------------------------------------------------------------
     Notes to Financial Statements (Continued)
     December 31, 2006
------------------------------------------------------------------------------
------------------------------------------------------------------------------

7. Accumulation Unit Values (Concluded)

   Shown below is accumulation unit value information for the Plans' units outstanding in Separate Account 4.

                                                                               Year Ended December 31,
                                                                             -------------------------
                                                                                  2006         2005
                                                                             ------------  -----------
Separate Account No. 4
AllianceBernstein Growth Equity Fund
ADA, 1.04%*
Unit Value, end of period ................................................   $  382.55     $   386.86
Net Assets (000's) .......................................................   $ 249,237     $  293,966
Number of units outstanding, end of period (000's) .......................        652             759
Total Return** ...........................................................      (1.11)%         11.57%
The Growth Equity Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ................................................   $   99.86     $   101.21
Net Assets (000's) .......................................................   $      99     $      527
Number of units outstanding, end of period (000's) .......................          1               5
Total Return* ............................................................      (1.33)%         11.34%
AllianceBernstein Common Stock Fund
RIA, 0.50%*
Unit Value, end of period ................................................   $  775.88     $   780.43
Net Assets (000's) .......................................................   $  11,854     $   16,152
Number of units outstanding, end of period (000's) .......................         15              21
Total Return** ...........................................................      (0.58)%         12.17%
AllianceBernstein Growth Equity Fund
MRP, 1.50%*
Unit Value, end of period ................................................   $  312.73     $   317.72
Net Assets (000's) .......................................................   $  39,076     $   44,826
Number of units outstanding, end of period (000's) .......................        125             141
Total Return** ...........................................................      (1.57)%         10.97%
AllianceBernstein Common Stock Fund
EPP, 0.25%*
Unit Value, end of period ................................................   $  800.76     $   803.45
Net Assets (000's) .......................................................   $   9,730     $   14,152
Number of units outstanding, end of period (000's) .......................         12              18
Total Return** ...........................................................      (0.33)%         12.45%
Growth Stock Account
Institutional
Unit Value, end of period ................................................   $8,262.03     $ 8,269.13
Net Assets (000's) .......................................................   $ 288,072     $  367,019
Number of units outstanding, end of period (000's) .......................          35             44
Total Return** ...........................................................       (0.09)%        12.73%



                                                                                      Year Ended December 31,
                                                                            -----------------------------------------
                                                                                 2004            2003         2002
                                                                            --------------  -------------  ----------
Separate Account No. 4
AllianceBernstein Growth Equity Fund
ADA, 1.04%*
Unit Value, end of period ................................................  $   346.74      $   302.18     $  223.26
Net Assets (000's) .......................................................  $  283,643      $  249,918     $ 182,907
Number of units outstanding, end of period (000's) .......................         818             827           817
Total Return** ...........................................................       14.75%          35.05%       (27.87)%
The Growth Equity Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ................................................  $    90.90      $    79.38     $   58.54
Net Assets (000's) .......................................................  $      483      $      435     $     299
Number of units outstanding, end of period (000's) .......................           5               6             5
Total Return* ............................................................       14.51%          35.60%       (29.16)%
AllianceBernstein Common Stock Fund
RIA, 0.50%*
Unit Value, end of period ................................................  $   695.74      $   602.90     $  443.82
Net Assets (000's) .......................................................  $   20,742      $   23,093     $  22,530
Number of units outstanding, end of period (000's) .......................          30              38            51
Total Return** ...........................................................       15.40%          35.84%       (27.42)%
AllianceBernstein Growth Equity Fund
MRP, 1.50%*
Unit Value, end of period ................................................  $   286.30      $   251.02     $  186.97
Net Assets (000's) .......................................................  $   42,051      $   38,426     $  28,750
Number of units outstanding, end of period (000's) .......................         147             153           154
Total Return** ...........................................................       14.05%          34.26%       (28.42)%
AllianceBernstein Common Stock Fund
EPP, 0.25%*
Unit Value, end of period ................................................  $   714.47      $   617.58     $  453.49
Net Assets (000's) .......................................................  $   13,886      $   13,987     $  11,356
Number of units outstanding, end of period (000's) .......................          19              23            25
Total Return** ...........................................................      1i5.69%          36.18%       (27.24)%
Growth Stock Account
Institutional
Unit Value, end of period ................................................  $ 7,335.03      $ 6,324.43     $ 4,632.41
Net Assets (000's) .......................................................  $  371,131      $  363,345     $ 289,558
Number of units outstanding, end of period (000's) .......................          51              57            63
Total Return** ...........................................................       15.98%          36.53%       (27.05)%

* Expenses as a percentage of average net assets (0.25%, 0.50%, 1.04%, 1.25%, 1.50% annualized) consist of mortality and expense charges and other expenses for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

** These amounts represent the total return for the periods indicated, including changes in the value of the

                                     FSA-17

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

------------------------------------------------------------------------------
     Notes to Financial Statements (Concluded)
     December 31, 2006
------------------------------------------------------------------------------
------------------------------------------------------------------------------

7. Accumulation Unit Values (Concluded)

   underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units.


8. Investment Income Ratio

   The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the report period. Shown below is the investment income ratio throughout the periods indicated.

                                       Year Ended December 31,
                                 ----------------------------------
                                  2006   2005   2004   2003   2002
                                 -----   -----  -----  -----  -----
The Growth Equity Fund ......... 0.69%   0.46%  0.46%  0.47%  0.40%



                                     FSA-18

American Dental Association
Members Retirement Program



STATEMENT OF ADDITIONAL INFORMATION
MAY 1, 2007


--------------------------------------------------------------------------------



This Statement of Additional Information ("SAI") is not a prospectus. You should read this SAI in conjunction with AXA Equitable's prospectus dated May 1, 2007 for the American Dental Association Members Retirement Program.



On September 7, 2004, our name was changed from "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company."

A copy of the prospectus to which this SAI relates is available at no charge by writing to AXA Equitable at Box 2486 G.P.O., New York, New York 10116 or by calling our toll-free telephone number, in the US 1-800-223-5790 or 1-800-223-5790-0 from France, Israel, Italy, Republic of Korea, Switzerland, and the United Kingdom. Definitions of special terms used in this SAI are found in the prospectus.



Certain of the cross references in this SAI are contained in the prospectus dated May 1, 2007 to which this SAI relates.



TABLE OF CONTENTS

                                                                     Page in SAI



Who is AXA Equitable?                                                        2
The Program                                                                  2
Types of benefits                                                            4
Provisions of the Plans                                                      6
Investment restrictions applicable to the Growth Equity Fund                 8
Portfolio holdings policy for the Pooled Separate Account                    8
Growth Equity Fund transactions                                              9
Investment management fee                                                   10
Portfolio manager(s) information (Growth Equity Fund)                       11
Investment professional conflicts of interest disclosure                    11
Portfolio manager compensation                                              12
Distribution of the contracts                                               13
Custodian and independent registered public accounting firm                 13
Our management                                                              14
Financial statements                                                     FSA-1



 Copyright 2007 by AXA Equitable Life Insurance Company of The United States.
  1290 Avenue of the Americas, New York, New York 10104. All rights reserved.


                                                                          x01580

WHO IS AXA EQUITABLE?

AXA Equitable is a wholly owned subsidiary of AXA Financial Services, LLC, a holding company, which is itself a wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial"). Interests in AXA Financial are held by the immediate holding company, AXA America Holdings Inc., and the following affiliated companies: AXA Corporate Solutions Reinsurance Company ("AXA Corporate Solutions") and AXA Belgium SA. AXA holds its interest in AXA America Holdings, Inc. and AXA Corporate Solutions, directly through its wholly owned subsidiary holding company, Ouidinot Participations. AXA holds its interest in AXA Belgium SA, through its wholly owned subsidiary holding company, AXA Holdings Belgium SA.



THE PROGRAM

The Program consists of the Master Plan and Volume Submitter Plan (the "Plans") and the Investment Only plan made available to members of the American Dental Association and their eligible employees. The following information regarding the Program is provided solely to provide a more complete understanding of how the investment funds available under AXA Equitable's group annuity contract operate within the Program. In addition to issuing the group annuity contract under which the investment funds are available, we also provide administrative support, recordkeeping and marketing services in connection with the Program. We provide these services pursuant to an administrative services agreement between the ADA Trustees (who are currently members of the ADA Council on Member Insurance and Retirement Programs ("Trustees" or "ADA Trustees")) and AXA Equitable. This administrative services agreement would normally terminate when the group annuity contract with AXA Equitable ("the contract") terminates.

FUNDING OF THE PROGRAM



The Program is primarily funded through a group annuity contract issued to the ADA Trustees by AXA Equitable. The ADA Trustees have also entered into two group annuity contracts with Met Life, Inc. relating to Guaranteed Rate Accounts opened during the one year period beginning July 19, 2006. All other investment options are covered by the contract with AXA Equitable. The ADA Trustees hold all contracts for the benefit of employers and participants in the Program.



The ADA Trustees and AXA Equitable also have an administrative services agreement for administrative support, recordkeeping and marketing services provided by AXA Equitable. This agreement would normally terminate when the group annuity contract with AXA Equitable terminates.

YOUR RESPONSIBILITIES AS EMPLOYER

If you adopt one of the Plans, you as the employer and plan administrator will have certain responsibilities, including:

o sending us your contributions at the proper time and in the proper format (including contribution type and fiscal year);

o  maintaining all personnel records necessary for administering your plan;

o  determining who is eligible to receive benefits;

o forwarding to us, and when required, signing, all the forms your employees are required to submit;

o distributing summary plan descriptions and participant annual reports to your employees and former employees;

o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

o filing an annual information return for your plan with the Department of Labor, if required;

o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

o  determining the amount of all contributions for each participant in the plan;

o forwarding salary deferral, including designated Roth contributions if applicable, and post-tax employee contributions to us as soon as possible (and in any event, no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions);

o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan; and

o providing us with written instructions for allocating amounts in the plan's forfeiture account.

If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by adopting the Pooled Trust for investment only.

We can provide guidance and assistance in the performance of your responsibilities. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-223-5790 or write to us at Box 2486 G.P.O., New York, New York 10116.

PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS

PRE-RETIREMENT WITHDRAWALS. Under the Plans, self-employed persons generally may not receive a distribution prior to age 59-1/2, and employees generally may not receive a distribution prior to separation from service. However, if the Plans are maintained as profit sharing plans, you may request distribution of benefits after you reach age 59-1/2 even if you are still working, as long as you are 100% vested. If the Plans are maintained as 401(k) plans and you are under age 59-1/2, you may withdraw your own 401(k) elective deferral contributions (either pre-tax or Roth), only if you demonstrate financial hardship within the meaning of applicable income tax regulations and the employer has elected this option on its adoption agreement. Each withdrawal must be at least $1,000 (or, if less, your entire account balance or the amount of your hardship withdrawal under a 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time (except elective deferral contribution amounts including Roth if there is a successor plan).

In addition, if your employer has elected to make hardship withdrawals available under your plan, you may request distribution before age

59-1/2 in the case of financial hardship (as defined in your plan). In a 401(k) plan, the plan's definition of hardship applies to employer contributions but not to your 401(k) contributions--including employee pre-tax contributions, employer qualified non-elective contributions and qualified matching contributions. To withdraw your own 401(k) elective deferral contributions (either pre-tax or Roth), you must demonstrate financial hardship within the meaning of applicable income tax regulations. Each withdrawal must be at least $1,000 (or, if less, your entire Account Balance or the amount of your hardship withdrawal under a profit sharing or 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time except elective deferral contribution amounts, including Roth, if there is a successor plan.



You may withdraw all or part of your account balance under the Plans attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your account balance attributable to post-tax employee contributions). See "Tax information" in the prospectus. Beginning in 2006, if an employer's 401(k) plan permits, an employee may designate some or all of elective deferral contributions as "designated Roth contributions", which are made on a post-tax basis to the 401(k) arrangement. These contributions are subject to the same withdrawal restrictions as pre-tax elective deferral contributions.

We pay all benefit payments (including withdrawals due to plan terminations) in accordance with the rules described below in the "Benefit Distributions" discussion. We effect all other participant withdrawals as of the close of the business day we receive the properly completed form.

In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See "Spousal consent requirement" below.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.

Transfers and withdrawals from the Aggressive Equity Fund, the Foreign Fund, the Large Cap Growth Fund, the LifeStrategy Income Fund, the LifeStrategy Moderate Growth Fund, the Equity Index Fund and the Equity Income Fund may be delayed if there is any delay in redemption of shares of the respective mutual funds in which the Funds invest. We generally do not expect any delays.

Please note that generally you may not make withdrawals from the Guaranteed Rate Accounts prior to maturity, even if the employer plan permits withdrawals prior to that time. See "Premature Withdrawals and Transfers from a GRA" below. Transfers from the Foreign Fund, Large Cap Growth Fund, LifeStrategy Income Fund, LifeStrategy Moderate Growth Fund, Equity Index Fund, Aggressive Equity Fund, Equity Income Fund, Small Cap Fund and U.S. Bond Fund are permitted daily except under infrequent circumstances when the withdrawals may be subject to a delay. See "Benefit distributions" below.

BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under either of the Plans, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. Benefit payments will be made according to the provisions of your plan.

Under an individually designed plan and our self-directed prototype plan, your employer must send us a Request for Disbursement Form. We will process single sum payments as of the close of business on the day we receive a properly completed form. A check payable to the plan's trustee will be forwarded within five days after processing begins. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. Fixed annuities are available from insurance companies selected by the Trustees. See "Types of benefits." We will pay annuity payments directly to you and payments will commence according to the provisions of your plan.

Please note that we use the value of your vested benefits at the close of the business day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you buy a fixed annuity, your check will come from the insurance company you selected. If you would like expedited delivery at your expense, you may request it on your Election of Benefits form.

MANDATORY CASHOUTS. The Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) amended the Internal Revenue Code of 1986 (Code) to provide that a trust under a qualified plan would not be a qualified trust unless the plan provides that when a mandatory distribution of more than $1,000 is to be made and the participant does not elect a distribution, the plan administrator must rollover such distribution to an individual retirement plan and must provide the plan participant with notice of such transfer.

DEATH BENEFITS. If a participant in either of the Plans dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her
(a) children, (b) parents and (c) brothers and sisters. If none of them survives, the participant's vested benefit will be paid to the participant's estate.

ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING.
 All "eligible rollover distributions" are subject to mandatory Federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to an eligible retirement plan. An "eligible rollover distribution" is generally any distribution that is not one of a series of substantially equal periodic payments made (not less frequently than annually):
(1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or (2) for a specified period of 10 years or more. In addition, the following are not subject to mandatory 20% withholding:

o  hardship withdrawals;

o  certain corrective distributions under Code Section 401(k) plans;

o  loans that are treated as distributions;

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o  a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order; and

o  required minimum distributions under Code Section 401(a)(9).

If we make a distribution to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.

If a distribution is not an "eligible rollover distribution", we will withhold income tax from all taxable payments unless the recipient elects not to have income tax withheld.

PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA. You may transfer amounts from other investment options to a GRA at any time. Transfers may not be made from one GRA to another or from a GRA to one of the other investment options until the maturity date of the GRA. Likewise, you may not remove amounts from a GRA prior to maturity in order to obtain a plan loan or make a hardship or in-service withdrawal. If your plan's assets are transferred to another funding vehicle from the Program or if your plan is terminated, your money remains in the GRAs until maturity. All such GRAs will be held in the Pooled Trust under the investment-only arrangement. See "Guaranteed Rate Accounts" in the prospectus.

The Program does not permit withdrawals before maturity unless your plan permits them and they are exempt or qualified, as explained below. You may take exempt withdrawals without penalty at any time. Qualified withdrawals are subject to a penalty. There are no qualified withdrawals from a five-year GRA during the first two years after the end of its offering period. This rule does not apply if the amount of the applicable penalty is less than the interest you have accrued. If you have more than one GRA and you are taking a partial withdrawal or installments, amounts held in your most recently purchased three-year or five-year GRA that is available under the withdrawal rules for exempt and qualified withdrawals will be used first. Please note that withdrawals, transfers, reallocations on maturity and benefit distributions from GRAs provided by a carrier other than AXA Equitable are subject to AXA Equitable's receipt of the proceeds of such GRA from such carrier.

Exempt Withdrawal. Amounts may be withdrawn without penalty from a GRA prior to its maturity if:

o you are a dentist age 59-1/2 or older and you elect an installment payout of at least three years or an annuity benefit;

o you are not a dentist and you attain age 59-1/2 or terminate employment (including retirement);

o  you are disabled;

o  you attain age 70-1/2; or

o  you die.

Qualified Withdrawal. You may withdraw amounts with a penalty from a GRA prior to its maturity if you are a dentist and are taking payments upon retirement after age 59-1/2 under a distribution option of less than three years duration. The interest paid to you upon withdrawal will be reduced by an amount calculated as follows:

         (i) the amount by which the three-year GRA rate being offered on the date of withdrawal exceeds the GRA rate from which the withdrawal is made, times

        (ii)  the years and/or fraction of a year until maturity, times

       (iii)  the amount withdrawn from the GRA.

We will make this calculation based on GRA rates without regard to deductions for the applicable Program expense charge. If the three-year GRA is not being offered at the time of withdrawal, the adjustment will be based on then current rates on U.S. Treasury notes or for a comparable option under the Program.

We will never reduce your original contributions by this adjustment. We make no adjustment if the current three-year GRA rate is equal to or less than the rate for the GRA from which we make the qualified withdrawal. We calculate a separate adjustment for each GRA. If the interest accumulated in one GRA is insufficient to recover the amount calculated under the formula, we may deduct the excess as necessary from interest accumulated in other GRAs of the same duration.

Example: You contribute $1,000 to a three-year GRA on January 1 with a rate of 4%. Two years later you make a qualified withdrawal. Your GRA balance is $1,082. The current GRA rate is 6%; (i) 6%-4%=2%, (ii) 2% X 1 year=2%, (iii) 2% X $1,082=$21.64. The withdrawal proceeds would be $1,082-$21.64=$1,060.36.

MATURING GRAS. Your confirmation notice lists the maturity date for each GRA you hold.

You may arrange in advance for the reinvestment of your maturing GRAs by using AIMS or accessing the Website on the Internet. (GRA maturity allocation change requests received on a business day before 4:00 P.M. Eastern Time are effective four days after we receive them. GRA maturity allocation change requests received after 4:00 P.M. Eastern Time or on a non-business day are effective four days after the next business day after we receive them.)

o The instructions you give us remain in effect until you change them (again, your GRA maturity allocation change request will be processed as described above).

o You may have different instructions for your GRAs attributable to employer contributions than for your GRAs attributable to employee contributions.

o If you have never provided GRA maturity instructions, your maturing GRAs will be allocated to the Money Market Guarantee Account.

TYPES OF BENEFITS

Under the Plans, you may select one or more of the following forms of distribution once you are eligible to receive benefits. If your employer has adopted an individually designed plan or a self-directed prototype profit sharing plan that does not offer annuity benefits, not all of these distribution forms may be available to you. We suggest you ask your employer what types of benefits are available under your plan.

QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviv-ing spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment prior to the last death. In some plans, the law requires that if the value of your vested benefits exceeds $5,000, you must receive a Qualified Joint and Survivor Annuity unless your spouse consents in writing to a contrary election. Please see "Spousal consent requirements" below.

LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a partial payment of your balance, it must be at least $1,000. If you have more than one GRA, amounts held in your most recent GRA will first be used to make payment. If you terminated employment and your vested account balance is less than $1,000, you will receive a lump sum payment of the entire vested amount unless alternate instructions are provided in a reasonable period after receiving your Election of Benefits Package.

PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining account balance will be invested in whatever investment options you designate; each payment will be drawn pro rata from all the investment options you have selected. If you have more than one GRA, amounts held in your most recently purchased three-year or five-year GRA will first be used to make installment payments. If you die before receiving all the installments, we will make the remaining payments to your beneficiary, subject to IRS minimum distribution rules and beneficiary election.

LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment prior to your death.

LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years. The longer the specified period, the smaller the monthly payments will be.

JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the original annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.

JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity). The longer the specified period, the smaller your monthly payments will be.

CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.

FIXED AND VARIABLE ANNUITY CHOICES

Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity--Period Certain, you may select either fixed or variable payments. All forms of variable annuity benefits under the Program will be provided by us. The payments under variable annuity options reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.

Fixed annuities will be issued by insurance companies selected by the ADA Trustees from time to time. We do not currently offer fixed annuities under the Program. Upon your request, the companies selected by the Trustees will provide annuity benefit information. We have no further responsibility for the amount used to purchase a fixed annuity once it has been sent to the insurance company you select. The cost of a fixed annuity is determined by each issuing insurance company. Your Account Executive has more details regarding the insurance companies currently providing annuity benefits under the Program.

SPOUSAL CONSENT REQUIREMENTS

Under the Plans, you may designate a non-spouse beneficiary any time after the earlier of: (1) the first day of the plan year in which you attain age 35, or
(2) the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In some plans, in order for you to make a withdrawal or elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. In addition if you want to designate a non-spouse beneficiary, to consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.

If you change your mind, you may revoke your election and elect a Qualified Joint and Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.

It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain plans that do not offer life annuity benefits.

PROVISIONS OF THE PLANS

PLAN ELIGIBILITY REQUIREMENTS. Under the Plans, the employer specifies the eligibility requirements for its plan in the Adoption Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed 21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligible service may be required for a 401(k) arrangement.

The employer may also exclude salaried dentists (those with no ownership interest in the practice), employees of related employers, leased employees and certain other types of employees at the employer's election, provided such exclusion does not cause the plan to discriminate in favor of "highly compensated" employees (defined below).

CONTRIBUTIONS TO QUALIFIED PLANS. We outline below the current Federal income tax rules relating to contributions under qualified retirement plans. This outline assumes that you are not a participant in any other qualified retirement plan.



The employer deducts contributions to the plan in the year it makes them. As a general rule, an employer must make contributions for any year by the due date (including extensions) for filing its Federal income tax return for that year. However, Department of Labor ("DOL") rules generally require that the employer contribute participants' salary deferral contribution amounts, including designated Roth contributions if applicable, (or any non-Roth post-tax employee contribution amounts) under a 401(k) plan as soon as practicable after the payroll period applicable to a deferral. In any event, the employer must make these contributions no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions.



If the employer contributes more to the plan than it may deduct under the rules we describe below, the employer (a) may be liable for a 10% penalty tax on that nondeductible amount and (b) may risk disqualifying the plan.

CONTRIBUTIONS TO THE PLANS. The employer makes annual contributions to its plan based on the plan's provisions.

An employer that adopts either of the Plans as a profit sharing plan makes discretionary contributions as it determines annually. The aggregate employer contribution to the plan may not exceed 25% of all participants' compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions on behalf of the self-employed person.

A 401(k) arrangement is available as part of the profit sharing plan. Employees may make pre-tax contributions to a plan under a 401(k) arrangement. The maximum amount that highly compensated employees may contribute depends on (a) the amount that non-highly compensated employees contribute and (b) the amount the employer designates as a nonforfeitable 401(k) contribution. Different rules apply to a SIMPLE 401(k) or safe harbor 401(k).

A designated Roth contribution feature which permits elective deferrals to be made on a post-tax basis "Roth 401(k)" option may be added to a 401(k) plan by an employer. These amounts can be withdrawn tax-free if it is considered a qualified Roth distribution. A qualified Roth distribution is one that is made at least five taxable years after the first designated Roth contribution is made under the plan and after attainment of age 59-1/2, death or disability.



For 2007, a "highly compensated" employee, for this purpose, is (a) an owner of more than 5% of the practice, or (b) anyone with earnings of more than $100,000 from the practice. For (b), the employer may elect to include only employees in the highest paid 20%. In any event, the maximum amount each employee may defer is limited to $15,500 for 2007, reduced by that employee's salary reduction contributions to simplified employee pension plans established before 1997 (SARSEPs), SIMPLE plans, employee contributions to tax deferred Section 403(b) arrangements, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Internal Revenue Code. The maximum amount a participant may defer in a SIMPLE 401(k) plan for 2007 is $10,500.

The additional "catch-up" elective deferral for 2007 is up to $5,000 and can be made by any employees who are at least age 50 at any time during 2007. For a SIMPLE 401(k), the "catch-up" elective deferral is $2,500 for 2007.



Matching contributions to a 401(k) plan on behalf of a self-employed individual are no longer treated as elective deferrals, and are the same as matching contributions for other employees.

Employers may adopt a safe harbor 401(k) arrangement. Under this arrangement, an employer agrees to offer a matching contribution equal to (a) 100% of salary deferral contributions, both pre-tax and Roth, up to 3% of compensation and (b) 50% of salary deferral contributions, both pre-tax and Roth that exceed 3% but are less than 5% of compensation or a 3% non-elective contribution to all eligible employees. These contributions must be non-forfeitable. If the employer makes these contributions and meets the notice requirements for safe harbor 401(k) plans, the plan is not subject to non-discrimination testing on salary deferral and matching or non-elective contributions described above.

If the employer adopts the Master Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that the Adoption Agreement specifies.



Under any type of plan, an employer must disregard compensation in excess of $225,000 in 2007 in making contributions. This amount will be adjusted for cost-of-living changes in future years in $5,000 increments rounded to the next lowest multiple of $5,000. An employer may integrate contributions with Social Security. This means that contributions, for each participant's compensation, that exceed the integration level may be greater than contributions for compensation below the integration level. The Federal tax law imposes limits on this excess. Your Account Executive can help you determine the legally permissible contribution.



Except in the case of certain non-top heavy plans, contributions for non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage the employer contributes for key employees, if less than 3%). In 2007, "key employee" means (a) an officer of the practice with earnings of more than $145,000 or (b) an owner of more than 5% of the practice, or (c) an owner of more than 1% of the practice with earnings of more than $150,000. For purposes of (a), no more than 50 employees (or, if less, the greater of three or 10% of the employees) shall be treated as officers.

Certain plans may also permit participants to make non-Roth post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) on those contributions. Post-tax contributions are subject to complex rules under which the maximum amount that a highly compensated employee may contribute depends on the amount that non-highly compensated employees contribute. Before permitting any highly-compensated employee to make post-tax contributions, the employer should verify that it has passed all non-discrimination tests. If an employer employs only "highly compensated" employees (as defined above), the plan will not accept post-tax contributions. In addition, the employer may make matching contributions to certain plans, i.e., contributions based on the amount of post-tax or pre-tax 401(k) contributions that plan participants make. Special non-discrimination rules apply to matching contributions. These rules may limit the amount of matching contributions that an employer may make for highly compensated employees. These non-discrimination rules for matching contributions generally do not apply to SIMPLE and safe harbor 401(k) plans.





Contributions (including forfeiture amounts) for each participant in 2007 may not exceed the lesser of (a) $45,000 or (b) 100% of the participant's earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions count toward this limitation.



Each participant's account balance equals the sum of the amounts accumulated in each investment option. We will maintain separate records of each participant's interest in each of the investment options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions, SIMPLE employer, safe harbor non-elective, safe harbor matching and employer matching contributions. We will also account separately for any amounts rolled over or transferred from an IRA or eligible employer plan. Our records will also reflect each participant's percentage of vesting (see below) in his account balance attributable to employer contributions and employer matching contributions.

The participant will receive confirmation of transactions (including the deduction of record maintenance and report fees). The participant will also receive an annual statement showing the participant's account balance in each investment option attributable to each type of contribution. Based on information that you supply, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to (a) 401(k) plans (other than SIMPLE 401(k) and safe harbor 401(k)) and (b) plans that accept post-tax employee contributions or employer matching contributions.

Non-discrimination tests do not apply to SIMPLE 401(k) plans, if the employer makes (a) a matching contribution equal to 100% of the amount of the elective deferral contribution, whether pre-tax or Roth, up to 3% of compensation, or (b) a 2% non-elective contribution to all eligible employees. The employer must also follow the notification and filing requirements outlined in the Plans to avoid non-discrimination tests.

Under a SIMPLE 401(k) the employer must offer all eligible employees the opportunity to defer part of their salary into the plan and make either a matching or non-elective contribution. The matching contribution must be 100% of the elective deferral contribution, whether pre-tax or Roth, up to 3% of compensation. The non-elective contribution is 2% of compensation, which the employer must make for all eligible employees, even those not deferring. The matching or non-elective contribution must be non-forfeitable. The employer must notify employees which contribution the employer will make 60 days before the beginning of the year.

Elective deferrals to a 401(k) plan are subject to applicable FICA (social security), Medicare and FUTA (unemployment) taxes. They may also be subject to state income taxes.

ALLOCATION OF CONTRIBUTIONS. You, as employer or participant, may allocate contributions among any number of the investment options. You may change allocation instructions at any time, and as often as needed, by calling our Account Investment Management System ("AIMS") or accessing the Website on the Internet. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions, employer matching contributions, SIMPLE employer, safe harbor non-elective and safe harbor matching contributions and rollover contributions. Your allocation percentages for employee contributions automatically apply to any post-tax employee, and salary deferral contributions (including pre-tax salary deferral and Roth contributions (post-tax salary deferral). If we have not received valid instructions, we will allocate contributions to the Money Market Guarantee Account. You may, of course, transfer to another investment option at any time.



The Plan will be amended effective January 1, 2007 to provide that if you do not submit investment instructions, you will be treated as exercising actual control over your assets and the Plan's fiduciary will not be subject to fiduciary liability under ERISA if the Plan's fiduciary makes investments in default investment options in accordance with rules provided by the DOL. The Pension Protection Act of 2006 instructs the DOL that the default investments must include a mix of asset classes consistent with capital preservation, long term capital appreciation or a blend of both. In order for this exemption to apply to the Plan's fiduciary, the Plan must provide notice to participants of their rights and obligations within a reasonable time before the beginning of each plan year.



THE PLANS AND SECTION 404(C) OF ERISA. The Plans are participant directed individual account plan designed to comply with the requirements of Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor
(DOL) regulation, provide that if a participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct

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and necessary result of the participant's or beneficiary's exercise of control.
This means that if the employer plan complies with Section 404(c), participants can make and are responsible for the results of their own investment decisions.



Plans intending to comply with Section 404(c) must, among other things, (a) make a broad range of investment choices available to participants and beneficiaries and (b) provide them with adequate information to make informed investment decisions. The Investment Options and documentation available under the ADA Program provide the broad range of investment choices and information needed in order to meet the requirements of Section 404(c). However, while our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment information, the employer is responsible for distributing this information in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.



VESTING. Vesting refers to the participant's rights with respect to that portion of a participant's Account Balance attributable to employer contributions under the Plans. If a participant is "vested," the amount or benefit in which the participant is vested belongs to the participant, and may not be forfeited. The participant's Account Balance attributable to (a) 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), (b) post-tax employee contributions and (c) rollover contributions always belong to the participant, and is nonforfeitable at all times.

A participant becomes fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet vested under the plan's vesting schedule are forfeited. The normal retirement age is 65 under the Plans unless the employer elects a lower age on its Adoption Agreement.

Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants:

--------------------------------------------------------------------------------
                Schedule A     Schedule B     Schedule C     Schedule E
               --------------------------------------------------------
   Years of      Vested         Vested         Vested          Vested
   Service     Percentage     Percentage     Percentage      Percentage
--------------------------------------------------------------------------------
      1             0%             0%             0%            100%
      2           100             20              0             100
      3           100             40            100             100
      4           100             60            100             100
      5           100             80            100             100
      6           100            100            100             100
--------------------------------------------------------------------------------



If the plan requires more than one year of service for participation in the plan, the plan must use Schedule E.



All contributions to a SIMPLE 401(k) plan are 100% vested and not subject to the vesting schedule above. This rule, however, does not apply to employer and matching contributions made to a plan before the plan is amended to become a SIMPLE 401(k) plan. Non-elective and matching contributions required under a safe harbor 401(k) arrangement are 100% vested and not subject to the vesting schedule above.



Employer contributions are required to vest at least as quickly as under a 3-year cliff or a 6-year "graded vesting" schedule. The 6-year schedule requires 20% vesting after 2 years of service increasing 20% per year thereafter.



INVESTMENT RESTRICTIONS APPLICABLE TO THE GROWTH EQUITY FUND

The Growth Equity Fund will not:

o trade in foreign exchanges (except transactions incidental to the settlement of purchases or sales of securities);

o  make an investment in order to exercise control or management over a company;

o underwrite the securities of other companies, including purchasing securities that are restricted under the 1933 Act or rules or regulations thereunder (restricted securities cannot be sold publicly until they are registered under the 1933 Act);

o make short sales, except when the Fund has, by reason of ownership of other securities, the right to obtain securities of equivalent kind and amount that will be held so long as they are in a short position;

o trade in commodities or commodity contracts; purchase or write puts and calls (options);



o purchase real estate or mortgages, except as stated below. The Fund may buy shares of real estate investment trusts listed on stock exchanges.



o have more than 5% of its assets invested in the securities of any one registered investment company. The Fund may not own more than 3% of an investment company's outstanding voting securities. Finally, total holdings of investment company securities may not exceed 10% of the value of the Fund's assets;

o purchase any security on margin or borrow money except for short-term credits necessary for clearance of securities transactions;

o make loans, except loans through the purchase of debt obligations or through entry into repurchase agreements;

o invest more than 10% of its total assets in real estate investments, or portfolio securities not readily marketable; or

o make an investment in an industry if that investment would make the Fund's holding in that industry exceed 25% of its assets. The United States government, and its agencies and instrumentalities, are not considered members of any industry.

PORTFOLIO HOLDINGS POLICY FOR THE POOLED SEPARATE ACCOUNT

It is the policy of the Pooled Separate Account (the "Separate Account") to safeguard against misuse of its portfolio holdings information and to prevent the selective disclosure of such information. The Separate Account will publicly disclose its holdings in accordance with regulatory requirements, such as periodic portfolio disclosure in filings with the SEC. The portfolio holdings information for the Separate Account including, among other things, the top ten holdings and com-plete portfolio holdings, is available on a monthly basis and generally can be obtained by contract holders/participants or their consultants, free of charge, 15 days after the month end by calling 1-866-642-3127. AXA Equitable has established this procedure to provide prompt portfolio holdings information so that contractholders and their consultants can perform effective oversight of plan investments.

On a case-by-case basis, AXA Equitable may approve the disclosure of non-public portfolio holdings and trading information to particular individuals or entities in appropriate circumstances. In all cases, the approval of release of non-public portfolio holdings or trading information will be conditioned on the obligation of the recipient to maintain the confidentiality of the information including an obligation not to trade on non-public information. Neither AXA Equitable nor its investment adviser, AllianceBernstein L.P., discloses non-public portfolio holdings or portfolio trade information of any Separate Account to the media.

In addition, with the approval of our investment officers, non-public portfolio holdings information may be provided as part of the legitimate business activities of each Separate Account to the following service providers and other organizations: auditors; the custodian; the accounting service provider, the administrator; the transfer agent; counsel to the Separate Accounts; regulatory authorities; pricing services; and financial printers. The entities to whom we or the investment advisor voluntarily provide holdings information, either by explicit agreement or by virtue of their respective duties to each Separate Account, are required to maintain the confidentiality of the information disclosed, including an obligation not to trade on non-public information. As of the date of this SAI, we have ongoing arrangements to provide non-public portfolio holdings information to the following service providers: JPMorgan Chase, State Street-Kansas City, PricewaterhouseCoopers LLP, Capital Printing Systems, Inc., and RR Donnelley. Each of these arrangements provides for ongoing disclosure of current portfolio holdings information so that the entity can provide services to the Separate Accounts. These service providers do not provide any compensation to AXA Equitable, the Separate Accounts or any affiliates in return for the disclosure of non-public portfolio holdings information.

Until particular portfolio holdings information has been released in regulatory filings or is otherwise available to contract holders and/or participants, and except with regard to the third parties described above, no such information may be provided to any party without the approval of our investment officers or the execution by such third party of an agreement containing appropriate confidentiality language which has been approved by our Legal Department. Our investment officers will monitor and review any potential conflicts of interest between the contract holders/participants and AXA Equitable and its affiliates that may arise from potential release of non-public portfolio holdings information. We will not release portfolio holdings information unless it is determined that the disclosure is in the best interest of its contract holders/participants and there is a legitimate business purpose for such disclosure. No compensation is received by AXA Equitable or its affiliates or any other person in connection with the disclosure of portfolio holdings information.

GROWTH EQUITY FUND TRANSACTIONS



The Growth Equity Fund is charged for securities brokers' commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for a Fund are executed primarily through brokers that receive a commission paid by the Fund. The brokers are selected by AllianceBernstein L.P. ("AllianceBernstein") and AXA Equitable. For 2006, 2005 and 2004, the Growth Equity Fund paid $739,493, $699,416, and $1,126,910, respectively, in brokerage commissions.

We and AllianceBernstein seek to obtain the best price and execution of all orders placed for the portfolios of the funds, considering all the circumstances. If transactions are executed in the over-the-counter market, we and AllianceBernstein deal with the principal market makers, unless more favorable prices or better execution is otherwise obtainable. On occasion, we and AllianceBernstein may execute portfolio transactions for the Funds as part of concurrent authorizations to purchase or sell the same security for certain other accounts or clients that we or AllianceBernstein advise. These concurrent authorizations potentially can be either advantageous or disadvantageous to the Funds. When the concurrent authorizations occur, our objective is to allocate the executions among the Funds and the other accounts in a fair manner.

Recently, the increasing number of low-cost automated order execution services have contributed to lower commission rates. These services, often referred to as "low touch" trading, take advantage of the electronic connectivity of market centers, eliminating the need for human intervention and thereby lowering the cost of execution. These services include: 1) direct market access (DMA) options, in which orders are placed directly with market centers, such as NASDAQ or Archipelago; 2) aggregators, which allow access to multiple markets simultaneously; and 3) algorithmic trading platforms, which use complex mathematical models to optimize trade routing and timing.



We also consider the amount and quality of securities research services provided by a broker. Typical research services include general economic information and analyses and specific information on and analyses of companies, industries and markets. The factors we use to evaluate research services include the diversity of sources used by the broker, and the broker's experience, analytical ability, and professional stature. Our receipt of research services from brokers tends to reduce our expenses in managing the Funds. We take this expense reduction into account when setting the expense charges.



Brokers who provide research services may charge somewhat higher commissions than those who do not. However, we only select brokers whose commissions we believe are reasonable in all the circumstances. Of the brokerage commissions paid by the Growth Equity Fund during 2006, $725,854 was paid to brokers providing research services on transactions of $844,801,931.



We periodically evaluate the services provided by brokers and prepare internal proposals for allocating among those various brokers business for all the accounts that we manage or advise. That evaluation involves consideration of the overall capacity of the broker to execute transactions, its financial condition, its past performance and the value of research services provided by the broker in servicing the various accounts advised or managed by us. We have no binding agreements with any firm as to the amount of brokerage business which the firm may expect to receive for research services or otherwise. There may, however, be understandings with certain firms that we will continue to receive services from such firms only if such firms are allocated a certain amount of brokerage business. We may try to allocate such amounts of business to such firms to the extent possible in accordance with the policies described above.

We may use the research information we obtain in servicing all accounts under our management, including our general account. Similarly, not all research provided by a broker or dealer with which the Fund transacts business necessarily will be used in connection with the Fund.

When making securities transactions for the Fund that do not involve paying a brokerage commission (such as the purchase of short-term debt securities), we seek to obtain prompt execution in an effective manner at the best price. Subject to this general objective, we may give orders to dealers or underwriters who provide investment research, but the Fund will not pay a higher price. The fact that we may benefit from such research is not considered in setting the expense charges.

In addition to using brokers and dealers to execute portfolio securities transactions for accounts we manage, we may enter into other types of business transactions with brokers or dealers. These other transactions will be unrelated to allocation of the Funds' portfolio transactions.

INVESTMENT MANAGEMENT FEE

The table below shows the amount we received in investment management fees under the Program during each of the last three years. See "Charges and expenses" in the prospectus.


--------------------------------------------------------------------------------
                                                  2006        2005        2004
--------------------------------------------------------------------------------
Growth Equity Fund                              $628,229    $642,968    $620,970
--------------------------------------------------------------------------------

PORTFOLIO MANAGER(S) INFORMATION (GROWTH EQUITY FUND)

The table and discussion below provide information with respect to the portfolio manager who is primarily responsible for the day-to-day management of the Fund.


---------------------------------------------------------------------------------------------------------------
                              Growth Equity Fund, Separate Account No. 4 ("Fund")
                                       AllianceBernstein L.P. ("Adviser")
                                      Information as of December 31, 2005
---------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio manager(s) of the         (a)(2) For each person identified in column (a)(1), the number of
Adviser named in the prospectus            other accounts of the Adviser managed by the person within each category below and the total assets in the accounts managed within each category below
                                           --------------------------------------------------------------------
                                           Registered Invest-       Other Pooled             Other Accounts
                                           ment Companies           Investment Vehicles
                                           --------------------------------------------------------------------
                                           Number     Total         Number     Total        Number     Total
                                           of         Assets        of         Assets       of         Assets
                                           Accounts   ($MM)         Accounts   ($MM)        Accounts   ($MM)
---------------------------------------------------------------------------------------------------------------
Alan Levi                                     2       $1,670           1       $6           12         $1,019

---------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio manager(s) of the         (a)(3) For each of the categories in column (a)(2), the number of
Adviser named in the prospectus            accounts and the total assets in the accounts with respect the advisory fee is based on the performance of the account
                                           --------------------------------------------------------------------
                                           Registered Invest-       Other Pooled             Other Accounts
                                           ment Companies           Investment Vehicles
                                           --------------------------------------------------------------------
                                           Number     Total         Number     Total        Number     Total
                                           of         Assets        of         Assets       of         Assets
                                           Accounts   ($MM)         Accounts   ($MM)        Accounts   ($MM)
---------------------------------------------------------------------------------------------------------------
Alan Levi                                     2       $4,280        N/A        N/A          N/A        N/A
---------------------------------------------------------------------------------------------------------------


Note: $ MM means millions

For a description of any material conflicts, please see "Investment professional conflict of interest" later in the SAI.



For compensation information, please see "AllianceBernstein's compensation program" later in the SAI.



Ownership of Securities of AXA's insurance products for which the Fund serves as an investment option (Retirement Investment Account, Members Retirement Program and American Dental Association):

---------------------------------------------------------------------------------------------------------
                                           $10,001-    $50,001-    $100,001-    $500,001 -    over
Portfolio Manager    None    $1-$10,000    $50,000     $100,000    $500,000     $1,000,000    $1,000,000
---------------------------------------------------------------------------------------------------------
Alan Levi             X
---------------------------------------------------------------------------------------------------------

The management of and investment decisions for the Fund's portfolio are made by AllianceBernstein's US Growth Team, which is responsible for management of all of AllianceBernstein's US Growth accounts. The US Growth Team relies heavily on the fundamental analysis and research of the AllianceBernstein's large internal research staff. While all members of the team work jointly to determine the investment strategy, including, security selection, Mr. Alan Levi, a member of the AllianceBernstein's US Growth Team, is responsible for day-to-day management of and has oversight and order placement responsibilities for the Fund's portfolio.

Alan E. Levi Senior Vice President and Team Leader

Mr. Levi is the team leader of the US Disciplined Growth and US Growth teams. He joined AllianceBernstein in 1973 as a research analyst and served as director of US equity research from 1990-1995. Mr. Levi joined the US Disciplined Growth team as a portfolio manager in 1995, served as co-team leader from 2002-2003 and became the team leader in 2004. He became a US Growth portfolio manager in 1999 and became the team leader in 2002. Mr. Levi is a past director and treasurer of the Bank and Financial Analysts Association and served as a director of the New York Society of Security Analysts between 1992-1994. He received his BA from Johns Hopkins and an MBA from the University of Chicago. Location: New York.



INVESTMENT PROFESSIONAL CONFLICTS OF INTEREST DISCLOSURE

As an investment adviser and fiduciary, AllianceBernstein owes its clients and shareholders an undivided duty of loyalty. We recognize that conflicts of interest are inherent in our business and accordingly have developed policies and procedures (including oversight monitoring) reasonably designed to detect, manage and mitigate the effects of actual or potential conflicts of interest in the area of employee personal trading, managing multiple accounts for multiple clients, including AllianceBernstein Mutual Funds, and allocating investment opportunities. Investment professionals, including portfolio managers and research analysts, are subject to the above-mentioned policies and oversight monitoring to ensure that all clients are treated equitably. We place the interests of our clients first and expect all of our employees to meet their fiduciary duties.

EMPLOYEE PERSONAL TRADING

AllianceBernstein has adopted a Code of Business Conduct and Ethics that is designed to detect and prevent conflicts of interest when investment professionals and other personnel of AllianceBernstein own, buy or sell securities which may be owned by, or bought or sold for, clients. Personal securities transactions by an employee may raise a potential conflict of interest when an employee owns or trades in a security that is owned or considered for purchase or sale by a client, or recommended for purchase or sale by an employee to a client. Subject to the reporting requirements and other limitations of its Code of Business Conduct and Ethics, AllianceBernstein permits its employees to engage in personal securities transactions, and also allows them to acquire investments in the AllianceBernstein Mutual Funds through direct purchase, 401(k)/profit sharing plan investment and/or notionally in connection with deferred incentive compensation awards.

AllianceBernstein's Code of Ethics and Business Conduct requires disclosure of all personal accounts and maintenance of brokerage accounts with designated broker-dealers approved by AllianceBernstein. The Code also requires preclearance of all securities transactions and imposes a one-year holding period for securities purchased by employees to discourage short-term trading.

MANAGING MULTIPLE ACCOUNTS FOR MULTIPLE CLIENTS

AllianceBernstein has compliance policies and oversight monitoring in place to address conflicts of interest relating to the management of multiple accounts for multiple clients. Conflicts of interest may arise when an investment professional has responsibilities for the investments of more than one account because the investment professional may be unable to devote equal time and attention to each account. The investment professional or investment professional teams for each client may have responsibilities for managing all or a portion of the investments of multiple accounts with a common investment strategy, including other registered investment companies, unregistered investment vehicles, such as hedge funds, pension plans, separate accounts, collective trusts and charitable foundations. Among other things, AllianceBernstein's policies and procedures provide for the prompt dissemination to investment professionals of initial or changed investment recommendations by analysts so that investment professionals are better able to develop investment strategies for all accounts they manage. In addition, investment decisions by investment professionals are reviewed for the purpose of maintaining uniformity among similar accounts and ensuring that accounts are treated equitably. No investment professional that manages client accounts carrying performance fees is compensated directly or specifically for the performance of those accounts. Investment professional compensation reflects a broad contribution in multiple dimensions to long-term investment success for our clients and is not tied specifically to the performance of any particular client's account, nor is it directly tied to the level or change in the level of assets under management.

ALLOCATING INVESTMENT OPPORTUNITIES

AllianceBernstein has policies and procedures intended to address conflicts of interest relating to the allocation of investment opportunities. These policies and procedures are designed to ensure that information relevant to investment decisions is disseminated promptly within its portfolio management teams and investment opportunities are allocated equitably among different clients. The investment professionals at AllianceBernstein routinely are required to select and allocate investment opportunities among accounts. Portfolio holdings, position sizes, and industry and sector exposures tend to be similar across similar accounts, which minimizes the potential for conflicts of interest relating to the allocation of investment opportunities. Nevertheless, investment opportunities may be allocated differently among accounts due to the particular characteristics of an account, such as size of the account, cash position, tax status, risk tolerance and investment restrictions or for other reasons.

AllianceBernstein's procedures are also designed to prevent potential conflicts of interest that may arise when AllianceBernstein has a particular financial incentive, such as a performance-based management fee, relating to an account. An investment professional may perceive that he or she has an incentive to devote more time to developing and analyzing investment strategies and opportunities or allocating securities preferentially to accounts for which AllianceBernstein could share in investment gains.

To address these conflicts of interest, AllianceBernstein's policies and procedures require, among other things, the prompt dissemination to investment professionals of any initial or changed investment recommendations by analysts; the aggregation of orders to facilitate best execution for all accounts; price averaging for all aggregated orders; objective allocation for limited investment opportunities (e.g., on a rotational basis) to ensure fair and equitable allocation among accounts; and limitations on short sales of securities. These procedures also require documentation and review of justifications for any decisions to make investments only for select accounts or in a manner disproportionate to the size of the account.

PORTFOLIO MANAGER COMPENSATION

AllianceBernstein's compensation program for investment professionals is designed to be competitive and effective in order to attract and retain the highest caliber employees. The compensation program for investment professionals is designed to reflect their ability to generate long-term investment success for our clients, including shareholders of the AllianceBernstein Mutual Funds. Investment professionals do not receive any direct compensation based upon the investment returns of any individual client account, nor is compensation tied directly to the level or change in the level of assets under management. Investment professionals' annual compensation is comprised of the following:

FIXED BASE SALARY

This is generally the smallest portion of compensation. The base salary is a relatively low, fixed salary within a similar range for all investment professionals. The base salary (is determined at the outset of employment based on level of experience), does not change significantly from year to year, and hence, is not particularly sensitive to performance.

DISCRETIONARY INCENTIVE COMPENSATION IN THE FORM OF AN ANNUAL CASH BONUS

AllianceBernstein's overall profitability determines the total amount of incentive compensation available to investment professionals. This portion of compensation is determined subjectively based on qualitative and quantitative factors. In evaluating this component of an investment professional's compensation, AllianceBernstein considers the contribution to his/her team or discipline as it relates to that team's overall contribution to the long-term investment success, business results and strategy of AllianceBernstein. Quantitative factors considered include, among other things, relative investment performance (e.g., by comparison to competitor or peer group funds or similar styles of investments, and appropriate, broad-based or specific market indices), and consistency of performance. There are no specific formulas used to determine this part of an investment professional's compensation and the compensation is not tied to any pre-determined or specified level of performance. AllianceBernstein also considers qualitative factors such as the complexity and risk of investment strat-egies involved in the style or type of assets managed by the investment professional; success of marketing/business development efforts and client servicing; seniority/length of service with the firm; management and supervisory responsibilities; and fulfillment of AllianceBernstein's leadership criteria.

DISCRETIONARY INCENTIVE COMPENSATION IN THE FORM OF AWARDS UNDER
ALLIANCEBERNSTEIN'S PARTNERS COMPENSATION PLAN ("DEFERRED AWARDS")

AllianceBernstein's overall profitability determines the total amount of deferred awards available to investment professionals. The deferred awards are allocated among investment professionals based on criteria similar to those used to determine the annual cash bonus. There is no fixed formula for determining these amounts. Deferred awards, for which there are various investment options, vest over a four-year period and are generally forfeited if the employee resigns or AllianceBernstein terminates his/her employment. Investment options under the deferred awards plan include many of the same AllianceBernstein Mutual Funds offered to mutual fund investors, thereby creating a close alignment between the financial interests of the investment professionals and those of AllianceBernstein's clients and mutual fund shareholders with respect to the performance of those mutual funds. AllianceBernstein also permits deferred award recipients to allocate up to 50% of their award to investments in AllianceBernstein's publicly traded equity securities.*

CONTRIBUTIONS UNDER ALLIANCEBERNSTEIN'S PROFIT SHARING/401(K) PLAN

The contributions are based on AllianceBernstein's overall profitability. The amount and allocation of the contributions are determined at the sole discretion of AllianceBernstein.



DISTRIBUTION OF THE CONTRACTS



Employees of AXA Equitable perform all marketing and service functions under the contract. AXA Equitable pays no sales commissions with respect to units of interest in any of the Separate Accounts available under the contracts; however, incentive compensation that ranges from 0.40% to 2% of first-year plan contributions, plus $65 per plan sale is paid on a periodic basis to these AXA Equitable employees. No contribution-based or asset-based incentive compensation is awarded on existing plans in subsequent years. This compensation is not paid out of plan or participant funds, and has no effect on plan fees, charges and expenses.



CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



JPMorgan Chase Bank, N.A. is the custodian for the shares of the Trusts owned by Separate Account No. 4. There is no custodian for the shares of the Trusts owned by Separate Account Nos. 191, 200 and 206.

The financial statements of each Separate Account at December 31, 2006 and for each of the two years in the period ended December 31, 2006, and the consolidated financial statements of AXA Equitable at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 are included in this SAI in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of AXA Equitable at December 31, 2005 and for each of the two years in the period ended December 31, 2005 are also included in this SAI in reliance on the reports of KPMG LLP, an independent registered public accounting firm, on (i) the consolidated financial statements of AllianceBernstein L.P. as of December 31, 2005 and for each of the years in the two-year period ended December 31, 2005, and the December 31, 2005 financial statement schedule, and (ii) the financial statements of AllianceBernstein Holding L.P. (together "AllianceBernstein", formerly "Alliance") as of December 31, 2005 and for each of the years in the two-year period ended December 31, 2005. The reports are given on the authority of said firms as experts in auditing and accounting.

KPMG LLP was AllianceBernstein's independent registered public accounting firm as of December 31, 2005 and for each of the years in the two-year period ended December 31, 2005. On March 8, 2006, KPMG LLP was terminated, and PricewaterhouseCoopers LLP was appointed as AllianceBernstein's independent registered public accounting firm, as disclosed on AXA Equitable's Report on Form 8-K filed on March 13, 2006. AllianceBernstein Corporation, an indirect wholly owned subsidiary of AXA Equitable, is the general partner of both AllianceBernstein L.P. and AllianceBernstein Holding L.P.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence rules, and as disclosed in AXA Equitable's Form 10-K. PricewaterhouseCoopers LLP's address is 300 Madison Avenue, New York, New York 10017.

----------------------
* Prior to 2002, investment professional compensation also included discretionary long-term incentive in the form of restricted grants of AllianceBernstein's Master Limited Partnership Units.

OUR MANAGEMENT



We are managed by a Board of Directors which is elected by our shareholder(s). Our directors and certain of our executive officers and their principal occupations are as follows. Unless otherwise indicated, the following persons have been involved in the management of AXA Equitable and/or its affiliates in various executive positions during the last five years.






DIRECTORS

------------------------------------------------------------------------------------------------------------------------------------
Name and Principal Business Address    Business Experience Within Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Henri de Castries                      Director, MONY Life and MONY America (since July 2004); Director of AXA Equitable (since
AXA                                    September 1993); Chairman of the Board of AXA Financial (since April 1998); Vice Chairman
25, Avenue Matignon                    (February 1996 to April 1998). Chairman of the Management Board (since May 2001) and Chief
75008 Paris, France                    Executive Officer of AXA (January 2000 to May 2002); Vice Chairman of AXA's Management Board
                                       (January 2000 to May 2001). Director or officer of various subsidiaries and affiliates of the
                                       AXA Group. Director of AllianceBernstein Corporation, the general partner of
                                       AllianceBernstein Holding and AllianceBernstein. A former Director of Donaldson, Lufkin and
                                       Jenrette ("DLJ") (July 1993 to November 2000).
------------------------------------------------------------------------------------------------------------------------------------
Denis Duverne                          Director, MONY Life and MONY America (since July 2004); Director of AXA Equitable (since
AXA                                    February 1998). Member of the AXA Management Board (since February 2003) and Chief Financial
25, Avenue Matignon                    Officer (since May 2003), prior thereto, Executive Vice President, Finance, Control and
75008 Paris, France                    Strategy, AXA (January 2000 to May 2003); prior thereto Senior Executive Vice President,
                                       International (US-UK-Benelux) AXA (January 1997 to January 2000); Member of the AXA Executive
                                       Committee (since January 2000); Director, AXA Financial (since November 2003),
                                       AllianceBernstein (since February 1996) and various AXA affiliated companies. Former Director of DLJ (February 1997 to November 2000).
------------------------------------------------------------------------------------------------------------------------------------
Mary (Nina) Henderson                  Director, MONY Life and MONY America (since July 2004); Founder of Henderson Advisory
Henderson Advisory Consulting          Consulting (since January 2001); Retired Corporate Vice President, Core Business Development
425 East 86th St.                      of Bestfoods (June 1999 to December 2000). Prior thereto, President, Bestfoods Grocery
New York, NY 10028                     (formerly CPC International, Inc.) and Vice President, Bestfoods (1997 to 2000). Director,
                                       Del Monte Foods Co., PACTIV Corporation and Dutch Shell plc; Former Director, Hunt
                                       Corporation (1992 to 2002); Director, AXA Financial and AXA Equitable (since December 1996).
------------------------------------------------------------------------------------------------------------------------------------
James F. Higgins                       Director, MONY Life and MONY America (since July 2004); Director of AXA Equitable (since
Morgan Stanley                         December 2002). Senior Advisor, Morgan Stanley (since June 2000); Director/Trustee, Morgan
Harborside Financial Center            Stanley Funds (since June 2000); Director, AXA Financial (since December 2002); President and
Plaza Two, Second Floor                Chief Operating Officer -- Individual Investor Group, Morgan Stanley Dean Witter (June 1997
Jersey City, NJ 07311                  to June 2000); President and Chief Operating Officer -- Dean Witter Securities, Dean Witter
                                       Discover & Co. (1993 to May 1997); Director and Chairman of the Executive Committee,
                                       Georgetown University Board of Regents; Director, The American Ireland Fund; Member; and a
                                       member of The American Association of Sovereign Military Order of Malta.
------------------------------------------------------------------------------------------------------------------------------------
Scott D. Miller                        Director, MONY Life and MONY America (since July 2004); Director of AXA Equitable (since
Six Sigma Academy                      September 2002). Chief Executive Officer, (since February 2005) of Six Sigma Academy. Prior
315 East Hopkins Street                thereto, President (May 2004 to February 2005). Prior thereto, Vice Chairman (March 2003 to
Aspen, CO 81611                        May 2004), Hyatt Hotels Corporation; President (January 2000 to March 2003); Director, AXA
                                       Financial (since September 2002); NAVTEQ (since May 2004); Director, Interval International
                                       (January 1998 to June 2003); Executive Vice President, Hyatt Development Corporation (1997 to
                                       2000); Director, Schindler Holdings, Ltd. (January 2002 to 2006).
------------------------------------------------------------------------------------------------------------------------------------
Joseph H. Moglia                       Director, MONY Life and MONY America (since July 2004); Director of AXA Equitable (since
Ameritrade Holding Corporation         November 2002). Chief Executive Officer, Ameritrade Holding Corporation (since March 2001);
4211 South 102nd Street                Director, AXA Financial (since November 2002); Senior Vice President, Merrill Lynch & Co.,
Omaha, NE 68127                        Inc. (1984 to March 2001).
------------------------------------------------------------------------------------------------------------------------------------
Peter J. Tobin                         Director, MONY Life and MONY America (since July 2004); Director of AXA Equitable (since
1 Briarwood Lane                       March 1999); Special Assistant to the President, St. John's University (September 2003 to
Denville, NJ 07834                     June 2005); prior thereto, Dean, Peter J. Tobin College of Business, St. John's University
                                       (August 1998 to September 2003). Director, AllianceBernstein Corporation (since May 2000);
                                       The CIT Group, Inc. (May 1984 to June 2001, June 2002 to present), H. W. Wilson Company and
                                       Junior Achievement of New York, Inc. and Member and Officer of Rock Valley Tool, LLC.
                                       Director of AXA Financial (since March 1999) and Director, P.A. Consulting (since 1999).
------------------------------------------------------------------------------------------------------------------------------------


DIRECTORS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
 Name and Principal Business Address    Business Experience Within Past Five Years
-------------------------------------------------------------------------------------------------------------------------------

Bruce W. Calvert                       Director, MONY Life and MONY America (since July 2004); Director of AXA Equitable (since
78 Pine Street, 2nd Floor              May 2001); Currently, Executive Advisor to the Chief Executive Officer of
New Canaan, CT 06840                   AllianceBernstein Corporation; Director (October 1992 to December 2004), Chairman of the
                                       Board (May 2001 to December 2004) and Chief Executive Officer (January 1999 to June
                                       2003), AllianceBernstein Corporation; Vice Chairman (May 1993 to April 2001) and Chief
                                       Investment Officer (May 1993 to January 1999), AllianceBernstein Corporation; Director,
                                       AXA Financial (since May 2001); Former Vice Chairman of the Board of Trustees of Colgate
                                       University; Former Trustee of the Mike Wolk Heart Foundation; Member of the Investment
                                       Committee of The New York Community Trust.
-------------------------------------------------------------------------------------------------------------------------------
Charlynn Goins                         Director of AXA Financial, Inc., AXA Equitable, MONY Life and MONY America (since
New York City Health and Hospitals     September 2006). Chairperson of New York City Health and Hospitals Corporation (since
Corporation                            June 2004). Prior thereto, Independent Trustee of the Mainstay Funds, c/o New York Life
125 Worth Street, Suite 519            Insurance Company's family of mutual funds (March 2001 to July 2006). Member of the
New York, NY 10013                     Distribution Committee of The New York Community Trust (since 2002); Member of the Board of Trustees of the Brooklyn Museum (since 2002); Member of the Council on Foreign
                                       Relations (since 1991).
-------------------------------------------------------------------------------------------------------------------------------
Anthony J. Hamilton                    Director of AXA Financial, Inc. (since December 1995). Director of AXA Equitable, MONY
AXA UK plc                             Life and MONY America (since May 2006). Chairman of AXA UK plc (since 1997). Prior
5 Old Broad Street                     thereto, Chief Executive Officer (1978 to October 2002) and Director (April 1978 to
London, England EC2N 1AD               January 2005) of Fox-Pitt, Kelton Group Limited. Currently, Chairman of the Investment
                                       Committee and Chairman of the Remuneration and Nomination Committee of AXA UK plc;
                                       Member of the Supervisory Board of AXA (since 1997); Director of Swiss Re Capital
                                       Markets Limited (since 2001); Director of Binley Limited (since 1994); Director of TAWA
                                       UK Limited since (2004); Member of the Board of Governors of Club de Golf Valderrama
                                       (since June 2006).
-------------------------------------------------------------------------------------------------------------------------------
Lorie A. Slutsky                       Director of AXA Financial, Inc., AXA Equitable, MONY Life and MONY America (since
The New York Community Trust           September 2006). President of The New York Community Trust (since 1990). Prior thereto,
909 Third Avenue                       Executive Vice President of The New York Community Trust (1987 to 1990). Director of
New York, NY 10022                     AllianceBernstein Corporation (since July 2002); Director (since 1997) and Chairman of the Board (since April 2004) of BoardSource; Co-Chairperson of Panel on the Nonprofit
                                       Sector (since May 2005); Trustee of The New School University (since 1999); Chairman of the Board of Governors of the Milano School of Management & Urban Policy (The New
                                       School) (since September 2003).
-------------------------------------------------------------------------------------------------------------------------------
Ezra Suleiman                          Director of AXA Financial, Inc., AXA Equitable, MONY Life and MONY America (since May
Princeton University                   2006). Concurrently: Professor of Politics, IBM Professor of International Studies -
Corwin Hall                            Director, Program in European Studies (since September 1979) and Professor of Politics
Princeton, NJ 08544                    (since September 1979) of Princeton University. Member of AXA's Supervisory Board (since
                                       April 2003); Currently, Member of AXA's Selection, Governance and Human Resources
                                       Committee and Audit Committee; Associate Professor of Institut d'Etudes Politiques
                                       (Paris); Member of the Management Committee of Institut Montaigne; Member of the
                                       Executive Committee of Centre Americain Institut, Institut d'Etudes Politiques (Paris);
                                       Member of the Editorial Board of Comparative Politics; Member of the Editorial Committee
                                       of La Revue des Deux Mondes; Member of the Council on Foreign Relations (New York), HEC
                                       International Advisory.
-------------------------------------------------------------------------------------------------------------------------------

OFFICERS -- DIRECTORS
-------------------------------------------------------------------------------------------------------------------------------
 Name and Principal Business Address    Business Experience Within Past Five Years
-------------------------------------------------------------------------------------------------------------------------------
Christopher M. Condron                 Director, Chairman of the Board, President (July 2004 to September 2005, February 2006
                                       to present) and Chief Executive Officer, MONY Life and MONY America (since July 2004);
                                       Chairman of the Board, President (July 2004 to September 2005) and Chief Executive
                                       Officer, MONY Holdings, LLC (since July 2004); Director, Chairman of the Board,
                                       President (May 2002 to September 2005, February 2006 to present) and Chief Executive
                                       Officer, AXA Equitable (since May 2001); Director, President and Chief Executive
                                       Officer, AXA Financial (since May 2001); Chairman of the Board, President (May 2001 to
                                       September 2005, February 2006 to present) and Chief Executive Officer (AXA Financial
                                       Services, LLC (since May 2001); Member of AXA's Management Board (since May 2001);
                                       Member of AXA's Executive Committee; Director (since May 2004) and President (since
                                       September 2005), AXA America Holdings, Inc.; Director, AllianceBernstein Corporation
                                       (since May 2001); Director, Chairman of the Board, President (June 2001 to September
                                       2005, January 2006 to present) and Chief Executive Officer, AXA Life and Annuity Company
                                       (since June 2001); Director and Chairman, U.S. Financial Life Insurance Company (since
                                       December 2006); Member of the Board, American Council of Life Insurers (since January
                                       2007); Director, KBW, Inc. (since January 2007); Director, The Advest Group, Inc. (July
                                       2004 to December 2005); Director and Treasurer, The American Ireland Fund (since 1999);
                                       Board of Trustees of The University of Scranton (1995 to 2002); Former Member of the
                                       Investment Company Institute's Board of Governors (October 2001 to 2005); prior thereto,
                                       October 1997 to October 2000) and Executive Committee (1998 to 2000); Former Trustee of
                                       The University of Pittsburgh; Former Director, St. Sebastian Country Day School (1990 to
                                       June 2005); Former Director, the Massachusetts Bankers Association; President and Chief
                                       Operating Officer, Mellon Financial Corporation (1999 to 2001); Chairman and Chief
                                       Executive Officer, Dreyfus Corporation (1995 to 2001).
-------------------------------------------------------------------------------------------------------------------------------
OTHER OFFICERS
-------------------------------------------------------------------------------------------------------------------------------
 Name and Principal Business Address   Business Experience Within the Past Five Years
-------------------------------------------------------------------------------------------------------------------------------
Leon B. Billis                         Executive Vice President and AXA Group Deputy Chief Information Officer, MONY Life and
                                       MONY America (since July 2004); Executive Vice President (since February 1998) and AXA
                                       Group Deputy Chief Information Officer (since February 2001); AXA Equitable and AXA
                                       Financial Services, LLC (since September 1999). Director, President and Chief Executive
                                       Officer, AXA Technology Services (since 2002); prior thereto, Chief Information Officer
                                       (November 1994 to February 2001). Previously held other officerships with AXA Equitable.
-------------------------------------------------------------------------------------------------------------------------------
Jennifer Blevins                       Executive Vice President, MONY Life and MONY America (since July 2004); Executive Vice
                                       President (since January 2002), AXA Equitable; Executive Vice President (since January
                                       2002), AXA Financial Services, LLC; Director, MONY Assets Corp. (since June 2006);
                                       Director, MONY Benefits Management Corp. (since July 2004); prior thereto, Senior Vice
                                       President and Managing Director, Worldwide Human Resources, Chubb and Son, Inc. (1999 to
                                       2001); Senior Vice President and Deputy Director of Worldwide Human Resources, Chubb and
                                       Son, Inc. (1998 to 1999).
-------------------------------------------------------------------------------------------------------------------------------
Harvey Blitz                           Senior Vice President (since July 2004) MONY Life and MONY America; Senior Vice
                                       President (September 1987 to present) AXA Equitable; Senior Vice President (since July
                                       1992) AXA Financial, Inc.; Senior Vice President (since September 1999) AXA Financial
                                       Services, LLC; Senior Vice President, AXA America Holdings, Inc. (since September 2005);
                                       Senior Vice President (since December 1999) AXA Life and Annuity Company; Director
                                       (since January 2006) and Chairman of the Board (June 2003 to March 2005) Frontier Trust
                                       Company, FSB ("Frontier"); Director (since July 1999) AXA Advisors LLC; Senior Vice
                                       President (since July 1999) and former Director (July 1999 until July 2004) AXA Network,
                                       LLC (formerly EquiSource); Director and Officer of various AXA Equitable affiliates.
-------------------------------------------------------------------------------------------------------------------------------


OTHER OFFICERS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
 Name and Principal Business Address   Business Experience Within the Past Five Years
-------------------------------------------------------------------------------------------------------------------------------
Kevin R. Byrne                         Senior Vice President and Treasurer (July 2004 to present), and Chief Investment Officer
                                       (September 2004 to present), MONY Financial Services, Inc., MONY Holdings, LLC., MONY
                                       Life Insurance Company and MONY Life Insurance Company of America. Senior Vice President
                                       (July 1997 to present), Treasurer (September 1993 to present) and Chief Investment
                                       Officer (September 2004 to present), and prior thereto, Vice President (February 1989 to
                                       July 1997), Deputy Treasurer (until September 1993), AXA Equitable. Senior Vice
                                       President (September 1997 to present), Treasurer (September 1993 to present) and Chief
                                       Investment Officer (September 2004 to present), and prior thereto, Vice President (May
                                       1992 to September 1997) and Assistant Treasurer (May 1992 to September 1993), AXA
                                       Financial, Inc. Senior Vice President and Treasurer (since September 1999) and Chief
                                       Investment Officer (since September 2004), AXA Financial Services, LLC. Senior Vice
                                       President (since September 2005), AXA America Holdings, Inc. Director (July 2004 to
                                       December 2005), The Advest Group, Inc. and Boston Advisors, Inc. Director, Chairman of
                                       the Board and President (July 2004 to December 2005), MONY Capital Management, Inc.
                                       Director, Senior Vice President and Treasurer (since July 2004), MONY Benefits
                                       Management Corp. Director and Chairman of the Board (July 2004 to May 2005), Matrix
                                       Private Equities, Inc. and Matrix Capital Markets Group, Inc. Director, Treasurer (since
                                       July 2004), and Senior Vice President (since December 2006); 1740 Advisers, Inc.
                                       Director, Executive Vice President and Treasurer (since July 2004), MONY Asset
                                       Management, Inc.; Director (since July 2004) and Chief Financial Officer (since April
                                       2006), MONY Agricultural Investment Advisers, Inc. President and Treasurer (since
                                       October 2004), MONY International Holdings, LLC. Director, President and Treasurer
                                       (since November 2004), MONY Life Insurance Company of the Americas, Ltd. and MONY Bank &
                                       Trust Company of the Americas, Ltd. Director and Deputy Treasurer (since December 2001),
                                       AXA Technology Services. Senior Vice President, Chief Investment Officer (since
                                       September 2004) and Treasurer (since December 1997), AXA Life & Annuity Company.
                                       Treasurer, Frontier Trust Company, FSB (since June 2000); and AXA Network, LLC (since
                                       December 1999). Director (since July 1998), Chairman (since August 2000), and Chief
                                       Executive Officer (since September 1997), Equitable Casualty Insurance Company. Senior
                                       Vice President and Treasurer, AXA Distribution Holding Corporation (since November
                                       1999); and AXA Advisors, LLC (since December 2001). Director, Chairman, President and
                                       Chief Executive Officer (August 1997 to June 2002), Equitable JV Holding Corporation.
                                       Director (since July 1997), and Senior Vice President and Chief Financial Officer (since
                                       April 1998), ACMC, Inc. Director, President and Chief Executive Officer (since December
                                       2003), AXA Financial (Bermuda) Ltd. Director (since January 2005), Senior Vice President and Chief Investment Officer (since February 2005), U.S. Financial Life Insurance
                                       Company; Treasurer (November 2000 to December 2003), Paramount Planners, LLC. Vice
                                       President and Treasurer (March 1997 to December 2002) EQ Advisors Trust. Director (July
                                       1997 to May 2001) and President and CEO (August 1997 to May 2001), EQ Services, Inc.
                                       Director, AXA Alternative Advisors, Inc. (formerly AXA Global Structured Products);
                                       Director, Executive Vice President and Treasurer (July 2004 to February 2005), MONY
                                       Realty Capital, Inc. and MONY Realty Partners, Inc.
-------------------------------------------------------------------------------------------------------------------------------


OTHER OFFICERS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
 Name and Principal Business Address   Business Experience Within the Past Five Years
-------------------------------------------------------------------------------------------------------------------------------
Richard Dziadzio                       Executive Vice President (since September 2004) and Chief Financial Officer (since
                                       December 2006), AXA Equitable, prior thereto, Executive Vice President and Deputy Chief
                                       Financial Officer (September 2005 to December 2006); Executive Vice President (since
                                       July 2004) and Chief Financial Officer (since December 2006), MONY Life and MONY
                                       America, prior thereto, Executive Vice President and Deputy Chief Financial Officer
                                       (September 2005 to December 2006); Executive Vice President (since September 2005) and
                                       Chief Financial Officer (since December 2006), AXA Financial, prior thereto, Executive
                                       Vice President and Deputy Chief Financial Officer (September 2005 to December 2006);
                                       Director (since January 2007), Executive Vice President (since September 2004) and Chief
                                       Financial Officer (since December 2006), AXA Financial Services, LLC; Director (since
                                       July 2004), AXA Advisors, LLC; Director and Executive Vice President (since December
                                       2006), AXA America Holdings, Inc.; Executive Vice President and Chief Financial Officer
                                       (since December 2006), AXA Life and Annuity Company; Executive Vice President and Chief
                                       Financial Officer (since December 2006), AXA Distribution Holding Corporation; Director
                                       (since July 2004), MONY Capital Management, Inc. and MONY Agricultural Investment
                                       Advisers, Inc.; Director, Executive Vice President and Chief Financial Officer (since
                                       December 2006), MONY Financial Services, Inc.; Executive Vice President and Chief
                                       Financial Officer (since December 2006), MONY Holdings, LLC; Director (since July 2004),
                                       1740 Advisers, Inc. and MONY Asset Management, Inc.; Director (since November 2004),
                                       Frontier Trust Company, FSB; Director (since January 2005), MONY Financial Resources of the Americas Limited. Formerly, Director (July 2004 to December 2005), The Advest Group,
                                       Inc.; Director (July 2004 to February 2005), MONY Realty Capital, Inc. and MONY Realty
                                       Partners, Inc.; Director (July 2004 to May 2005), Matrix Capital Markets Group, Inc. and
                                       Matrix Private Equities, Inc. Business Support and Development (February 2001 to June
                                       2004), GIE AXA; Head of Finance Administration (November 1998 to February 2001), AXA
                                       Real Estate Investment Managers.
-------------------------------------------------------------------------------------------------------------------------------
Mary Beth Farrell                      Executive Vice President, MONY Life and MONY America (since July 2004); Executive Vice
                                       President (since December 2001), AXA Equitable; prior thereto, Senior Vice President
                                       (December 1999 to December 2001); Senior Vice President and Controller, GreenPoint
                                       Financial/GreenPoint Bank (May 1994 to November 1999); Executive Vice President (since
                                       December 2001), AXA Financial Services, LLC.
-------------------------------------------------------------------------------------------------------------------------------
Stuart L. Faust                        Senior Vice President and Deputy General Counsel, MONY Life and MONY America (since July
                                       2004); Senior Vice President and Deputy General Counsel, MONY Holdings, LLC and MONY
                                       Financial Services, Inc. (since July 2004); Senior Vice President (since September 1997)
                                       and Deputy General Counsel (since November 1999), AXA Equitable; prior thereto, Senior
                                       Vice President and Associate General Counsel (September 1997 to October 1999); Senior
                                       Vice President and Deputy General Counsel (September 2001 to present), AXA Financial;
                                       Senior Vice President (since September 1999) and Deputy General Counsel (since November
                                       1999), AXA Financial Services, LLC. Senior Vice President and Deputy General Counsel,
                                       AXA Life and Annuity Company. Senior Vice President, AXA Corporate Solutions Life
                                       Reinsurance Company.
-------------------------------------------------------------------------------------------------------------------------------
Alvin H. Fenichel                      Senior Vice President and Controller, MONY Life and MONY America (since July 2004);
                                       Senior Vice President and Controller, AXA Equitable, AXA Financial, AXA Financial
                                       Services, LLC, MONY Holdings, LLC and MONY Financial Services, Inc. Senior Vice
                                       President and Controller, AXA Life and Annuity Company (since December 1999). Previously held other officerships with AXA Equitable and its affiliates.
-------------------------------------------------------------------------------------------------------------------------------
Paul J. Flora                          Senior Vice President and Auditor (since July 2004) of MONY Financial Services, Inc.,
                                       MONY Holdings, LLC, MONY Life and MONY America. Senior Vice President (since March 1996)
                                       and Auditor (since September 1994) AXA Equitable. Senior Vice President (since March
                                       1996) and Auditor (since September 1994), AXA Financial, Inc.; prior thereto, Vice
                                       President and Auditor (September 1984 to March 1996). Senior Vice President and Auditor
                                       (since September 1999) AXA Financial Services, LLC.
-------------------------------------------------------------------------------------------------------------------------------
Barbara Goodstein                      Executive Vice President (since July 2005), MONY Life, MONY America and AXA Financial
                                       Services, LLC. Executive Vice President (since July 2005), AXA Equitable. Director
                                       (since November 2005), AXA Advisors, LLC. Senior Vice President (September 2001 to
                                       January 2005), JP Morgan Chase; President and Chief Executive Officer (February 1998 to
                                       August 2001), Instinet.com.
-------------------------------------------------------------------------------------------------------------------------------


OTHER OFFICERS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
 Name and Principal Business Address   Business Experience Within the Past Five Years
-------------------------------------------------------------------------------------------------------------------------------
James D. Goodwin                       Senior Vice President (July 2004 to present) of MONY Life and MONY America. Senior Vice
                                       President (February 2001 to present) AXA Equitable. Senior Vice President (February 2001 to present) of AXA Financial Services, LLC; Senior Vice President (April 2002 to
                                       present) of AXA Advisors, LLC; Vice President (July 2000 to present) of AXA Network,
                                       LLC, AXA Network of Alabama, LLC, AXA Network of Connecticut, Maine and New York, LLC
                                       and AXA Network Insurance Agency of Massachusetts, LLC; Vice President (July 2004 to
                                       present) of MONY Brokerage, Inc., MBI Insurance Agency of Alabama, Inc., MBI Insurance
                                       Agency of Massachusetts, Inc., MBI Insurance Agency of New Mexico, Inc., MBI Insurance
                                       Agency of Ohio, Inc. and MBI Insurance Agency of Washington, Inc.
-------------------------------------------------------------------------------------------------------------------------------
Jeffrey Green                          Senior Vice President (since July 2004) of MONY Life and MONY America. Senior Vice
                                       President (September 2002 to present) AXA Equitable. Senior Vice President (since
                                       September 2002) of AXA Financial Services, LLC; Director, President and Chief Operating
                                       Officer (since November 2002) AXA Network, LLC; Senior Vice President (since October
                                       2002) AXA Advisors, LLC. Director, President and Chief Operating Officer (since July
                                       2004), MONY Brokerage, Inc. and its subsidiaries. Senior Vice President, Product Manager of Solomon Smith Barney (1996 to September 2002).
-------------------------------------------------------------------------------------------------------------------------------
Karen Field Hazin                      Vice President, Secretary and Associate General Counsel (since June 2005), MONY Life,
                                       MONY America and AXA Financial Services, LLC. Vice President, Secretary and Associate
                                       General Counsel (since June 2005), AXA Equitable; prior thereto, Counsel (April 2005 to
                                       June 2005), Assistant Vice President and Counsel (December 2001 to June 2003), Counsel
                                       (December 1996 to December 2001). Vice President, Secretary and Associate General
                                       Counsel (since June 2005), AXA Financial, Inc. Vice President and Secretary (since
                                       September 2005), AXA America Holdings, Inc. Vice President, Secretary and Associate
                                       General Counsel (since June 2005), AXA Life and Annuity Company. Vice President,
                                       Secretary and Associate General Counsel (since June 2005), AXA Distribution Holding
                                       Corporation. Vice President, Secretary and Associate General Counsel (since June 2005),
                                       MONY Holdings, LLC.
-------------------------------------------------------------------------------------------------------------------------------
Gary W. Hirschkron                     Senior Vice President, MONY Life and MONY America (since July 2004); Senior Vice
                                       President, AXA Equitable (since September 2002), Senior Vice President, AXA Financial
                                       Services, LLC (since September 2002); prior thereto, Managing Director, Management
                                       Compensation Group Northwest, LLC (1983 to September 2002).
-------------------------------------------------------------------------------------------------------------------------------
Robert S. Jones, Jr.                   Executive Vice President, MONY Life and MONY America (since July 2004); Executive Vice
                                       President, AXA Equitable (since February 2004); Executive Vice President, AXA Financial
                                       Services, LLC (since February 2004); Director (since December 2003) and Chairman of the
                                       Board (since July 2004) prior thereto Co-President and Co-Chief Executive Officer
                                       (December 2003 to July 2004), AXA Advisors, LLC; Director and Chairman of the Board
                                       (since July 2004); prior thereto, President -- Retail Division (December 2003 to July
                                       2004), AXA Network, LLC. Director and Chairman of the Board (since July 2004), MONY
                                       Brokerage, Inc. and its subsidiaries. Director (since September 2004), U.S. Financial
                                       Life Insurance Company. Regional President of the New York Metro Region (March 2000 to
                                       January 2001), Co-General Manager of the Jones/Sages Agency (January 1995 to March
                                       2000).
-------------------------------------------------------------------------------------------------------------------------------
Andrew McMahon                         Executive Vice President (since September 2005), MONY Life, MONY America and AXA
                                       Financial Services, LLC; prior thereto, Senior Vice President (March 2005 to September
                                       2005). Executive Vice President (since September 2005), AXA Equitable; prior thereto,
                                       Senior Vice President (March 2005 to September 2005). Director and Vice Chairman of the
                                       Board (since December 2005), AXA Network, LLC, AXA Network of Connecticut, Maine and New
                                       York, LLC, AXA Network Insurance Agency of Massachusetts, LLC. Director and Vice
                                       Chairman of the Board (since January 2006), MONY Brokerage, Inc and its subsidiaries.
                                       Partner (June 1997 to March 2005), McKinsey & Company.
-------------------------------------------------------------------------------------------------------------------------------


OTHER OFFICERS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
 Name and Principal Business Address   Business Experience Within the Past Five Years
-------------------------------------------------------------------------------------------------------------------------------
Charles A. Marino                      Executive Vice President (since September 2006) and Chief Actuary (since September
                                       2005), AXA Equitable, prior thereto, Senior Vice President (September 2000 to September
                                       2006), Actuary (May 1998 to September 2005), Vice President (May 1998 to September
                                       2000), Assistant Vice President (October 1991 to May 1998); Executive Vice President
                                       (since September 2006) and Chief Actuary (since September 2005), MONY Life and MONY
                                       America, prior thereto, Senior Vice President (July 2004 to September 2006); Executive
                                       Vice President (since September 2006) and Chief Actuary (since September 2005), AXA
                                       Financial Services, LLC, prior thereto, Senior Vice President (September 2000 to
                                       September 2006), Actuary (September 1999 to September 2005). Director and Vice President
                                       (since December 2003), AXA Financial (Bermuda) Ltd. Senior Vice President and Appointed
                                       Actuary, AXA Life and Annuity Company. Senior Vice President (since December 2004) and
                                       Chief Actuary (since August 2006), U.S. Financial Life Insurance Company, prior thereto,
                                       Appointed Actuary (December 2004 to August 2006). Senior Vice President and Actuary, AXA
                                       Corporate Solutions Life Reinsurance Company.
-------------------------------------------------------------------------------------------------------------------------------
Kevin E. Murray                        Executive Vice President and Chief Information Officer (February 2005 to present) of
                                       MONY Life and MONY America. Executive Vice President and Chief Information Officer
                                       (February 2005 to present); prior thereto, Senior Vice President (September 2004 to
                                       February 2005) AXA Equitable. Senior Vice President (February 2005 to present) of AXA
                                       Financial Services, LLC. Senior Vice President / Group Chief Information Officer (1996
                                       to September 2004) of AIG.
-------------------------------------------------------------------------------------------------------------------------------
Anthony F. Recine                      Senior Vice President, Chief Compliance Officer and Associate General Counsel (February
                                       2005 to present) of MONY Life and MONY America. Senior Vice President, Chief Compliance
                                       Officer and Associate General Counsel (February 2005 to present) AXA Equitable. Senior
                                       Vice President, Chief Compliance Officer and Associate General Counsel (February 2005 to
                                       present) of AXA Financial Services, LLC. Vice President, Deputy General and Chief
                                       Litigation Counsel (2000 to February 2005) of The MONY Group; prior thereto, Vice
                                       President and Chief Litigation Counsel (1990 to 2000).
-------------------------------------------------------------------------------------------------------------------------------
James A. Shepherdson                   Executive Vice President (since September 2005), MONY Life, MONY America and AXA
                                       Financial Services, LLC. Executive Vice President (since September 2005), AXA Equitable.
                                       Director (since August 2005), AXA Advisors, LLC. Director, Chairman of the Board,
                                       President and Chief Executive Officer (since August 2005), AXA Distributors, LLC, AXA
                                       Distributors Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC,
                                       AXA Distributors Insurance Agency of Massachusetts, LLC. Chief Executive Officer
                                       (February 2003 to August 2005), John Hancock Financial Services / John Hancock Funds.
                                       Co-Chief Executive Officer (March 2000 to June 2002), Met Life Investors Group.
-------------------------------------------------------------------------------------------------------------------------------
Richard V. Silver                      Executive Vice President and General Counsel, MONY Life and MONY America (since July
                                       2004); Executive Vice President and General Counsel, MONY Holdings, LLC (since July
                                       2004); Executive Vice President (since September 2001) and General Counsel (since
                                       November 1999), AXA Equitable. Prior thereto, Senior Vice President (February 1995 to
                                       September 2001), Deputy General Counsel (October 1996 to November 1999). Executive Vice
                                       President and General Counsel (since September 2001), AXA Financial; prior thereto,
                                       Senior Vice President and Deputy General Counsel (October 1996 to September 2001).
                                       Executive Vice President (since September 2001) and General Counsel (since November
                                       1999), AXA Financial Services, LLC. Executive Vice President (since September 2001) and
                                       General Counsel (since December 1999), AXA Life and Annuity Company. Director, Executive
                                       Vice President and General Counsel (since July 2004), MONY Financial Services, Inc.
                                       Director (since January 2007), AXA Distribution Holding Corporation. Previously,
                                       Director of AXA Advisors, LLC.
-------------------------------------------------------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

The financial statements of AXA Equitable included in this Statement of Additional Information should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Funds. The financial statements of Separate Account Nos. 4 (Pooled), 191, 200 and 206 reflect applicable fees, charges and other expenses under the Program in effect during the periods covered and they also reflect the charges against the accounts made in accordance with the terms of all other contracts participating in the respective separate accounts.



Separate Account No. 4 (Pooled):
  Report of Independent Registered Public Accounting Firm ................................   FSA-2
Separate Account No. 4 (Pooled) (The Growth Equity Fund): ................................
  Statement of Assets and Liabilities, December 31, 2006. ................................   FSA-3
  Statement of Operations Year Ended December 31, 2006 ...................................   FSA-4
  Statements of Changes in Net Assets Years Ended December 31, 2006 and 2005 .............   FSA-5
  Portfolio of Investments, December 31, 2006. ...........................................   FSA-6
  Notes to Financial Statements ..........................................................   FSA-8
Separate Account Nos. 191, 200 and 206:
  Report of Independent Registered Public Accounting Firm ................................  FSA-18
Separate Account No. 191 (The Foreign Fund): .............................................
  Statement of Assets and Liabilities, December 31, 2006. ................................  FSA-19
  Statement of Operations Year Ended December 31, 2006 ...................................  FSA-20
  Statements of Changes in Net Assets Years Ended December 31, 2006 and 2005 .............  FSA-21
Separate Account No. 200 (The Small Cap Growth Fund): ....................................
  Statement of Assets and Liabilities, December 31, 2006. ................................  FSA-22
  Statement of Operations Year Ended December 31, 2006 ...................................  FSA-23
  Statements of Changes in Net Assets Years Ended December 31, 2006 and 2005 .............  FSA-24
Separate Account No. 206 .................................................................
  Statements of Assets and Liabilities, December 31, 2006 ................................  FSA-25
  Statements of Operations Year Ended December 31, 2006 ..................................  FSA-26
  Statements of Changes in Net Assets Years Ended December 31, 2006 and 2005 .............  FSA-27
Separate Account Nos. 191, 200 and 206: ..................................................
  Notes to Financial Statements ..........................................................  FSA-29
AXA Equitable Life Insurance Company:
  Reports of Independent Registered Public Accounting Firms ..............................     F-1
  Consolidated Balance Sheets, December 31, 2006 and 2005 ................................     F-4
  Consolidated Statements of Earnings for the Years Ended December 31, 2006, 2005 and          F-5
  2004 ...................................................................................
  Consolidated Statements of Shareholder's Equity and Comprehensive Income for the Years       F-6
  Ended
   December 31, 2006, 2005 and 2004. .....................................................
  Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and
  2004. ..................................................................................     F-7
  Notes to Consolidated Financial Statements .............................................     F-9


                                                                           FSA-1

--------------------------------------------------------------------------------

            Report of Independent Registered Public Accounting Firm

To the Board of Directors of AXA Equitable Life
Insurance Company and the Contractowners of Separate Account No. 4 of AXA Equitable Life Insurance Company:

In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) of AXA Equitable Life Insurance Company ("AXA Equitable") at December 31, 2006, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York

April 20, 2007

                                     FSA-2

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2006
--------------------------------------------------------------------------------

Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $480,976,680)...........................  $599,320,605
 Short-term debt securities -- at value (amortized cost: $4,413,684)......     4,413,684
Interest and dividends receivable ........................................       265,150
----------------------------------------------------------------------------------------
Total assets .............................................................   603,999,439
----------------------------------------------------------------------------------------
Liabilities:
Due to AXA Equitable's General Account ...................................     1,264,672
Due to custodian .........................................................     3,776,178
Accrued expenses .........................................................       732,097
----------------------------------------------------------------------------------------
Total liabilities ........................................................     5,772,947
----------------------------------------------------------------------------------------
Net Assets ...............................................................  $598,226,492
========================================================================================
Amount retained by AXA Equitable in Separate Account No. 4 ...............  $  2,478,937
Net assets attributable to contract owners ...............................   555,154,312
Net assets allocated to contracts in payout period .......................    40,593,243
----------------------------------------------------------------------------------------
Net Assets ...............................................................  $598,226,492
========================================================================================

                               Units Outstanding      Unit Values
                               -----------------      -----------
Institutional .............          34,867           $8,262.03
RIA .......................          15,278              775.87
Momentum Strategy .........             987               99.86
MRP .......................         124,951              312.73
ADA .......................         651,516              382.55
EPP .......................          12,151              800.76

The accompanying notes are an integral part of these financial statements.

                                     FSA-3

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2006
--------------------------------------------------------------------------------

Investment Income (Note 2):
Dividends (net of foreign taxes withheld of $33,737)....................  $  4,377,570
Interest ...............................................................       216,608
--------------------------------------------------------------------------------------
Total investment income ................................................     4,594,178
--------------------------------------------------------------------------------------
Expenses (Note 5):
Investment management fees .............................................    (1,241,035)
Operating and expense charges ..........................................    (2,422,872)
--------------------------------------------------------------------------------------
Total expenses .........................................................    (3,663,907)
--------------------------------------------------------------------------------------
Net investment income ..................................................       930,271
--------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from security and foreign currency transactions ..........    56,761,166
Change in unrealized appreciation /depreciation of investments .........   (66,038,126)
--------------------------------------------------------------------------------------
Net realized and unrealized loss on investments ........................    (9,276,960)
--------------------------------------------------------------------------------------
Net Decrease in Net Assets Attributable to Operations ..................  $ (8,346,689)
======================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-4

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                    Year Ended December 31,
                                                                                     2006             2005
-------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income (loss) .................................................  $     930,271   $    (540,001)
Net realized gain on investments and foreign currency transactions ...........     56,761,166      74,925,731
Change in unrealized appreciation/depreciation of investments ................    (66,038,126)      6,608,967
-------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations .............     (8,346,689)     80,994,697
-------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions ................................................................     66,014,546      76,456,922
Withdrawals ..................................................................   (194,988,188)   (151,318,308)
Asset management fees ........................................................       (991,775)     (1,067,272)
Administrative fees ..........................................................       (107,770)       (345,104)
-------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals .....   (130,073,187)    (76,273,762)
-------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to AXA Equitable's transactions ......          1,551           6,187
-------------------------------------------------------------------------------------------------------------
Increase (decrease) in Net Assets ............................................   (138,418,325)      4,727,121
Net Assets -- Beginning of Year ..............................................    736,644,817     731,917,696
-------------------------------------------------------------------------------------------------------------
Net Assets -- End of Year ....................................................  $ 598,226,492   $ 736,644,817
=============================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-5

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Portfolio of Investments -- December 31, 2006

---------------------------------------------------------------------------
Company                                            Shares      U.S. $ Value
---------------------------------------------------------------------------
COMMON STOCKS - 100.2%
Finance - 26.1%
Banking - Money Center - 2.7%
JPMorgan Chase & Co. .....................        327,157      $15,801,683
                                                               -----------
Brokerage & Money Management - 15.3%
The Charles Schwab Corp. .................        608,970       11,777,480
Goldman Sachs Group, Inc. ................        129,410       25,797,883
Greenhill & Co., Inc. ....................        154,050       11,368,890
Legg Mason, Inc. .........................        287,000       27,279,350
Merrill Lynch & Co., Inc. ................        162,740       15,151,094
                                                               -----------
                                                                91,374,697
                                                               -----------
Insurance - 3.3%
American International Group,
    Inc. (a) .............................        277,960       19,918,614
                                                               -----------
Miscellaneous - 4.8%
Chicago Mercantile Exchange
    Holdings, Inc.-Class A ...............         19,958       10,173,591
Citigroup, Inc. ..........................        214,800       11,964,360
NYSE Group, Inc. (a) .....................         31,990        3,109,428
State Street Corp. .......................         52,300        3,527,112
                                                               -----------
                                                                28,774,491
                                                               -----------
                                                               155,869,485
                                                               -----------
Technology - 25.0%
Communication Equipment - 3.0%
QUALCOMM, Inc. ...........................        475,380       17,964,610
                                                               -----------
Communication Services - 0.7%
Monster Worldwide, Inc. (a) ..............         84,280        3,930,819
                                                               -----------
Computer Hardware/Storage - 6.0%
Apple Computer, Inc. (a) .................        304,070       25,797,299
Sun Microsystems, Inc. (a) ...............      1,915,400       10,381,468
                                                               -----------
                                                                36,178,767
                                                               -----------
Computer Peripherals - 1.1%
Network Appliance, Inc. (a) ..............        171,270        6,727,486
                                                               -----------
Computer Services - 0.8%
Cognizant Technology Solutions
    Corp.-Class A (a) ....................         38,700        2,986,092
Euronet Worldwide, Inc. (a) ..............         52,740        1,565,850
                                                               -----------
                                                                 4,551,942
                                                               -----------
Internet Media - 4.6%
Google, Inc.-Class A (a) .................         59,570       27,430,794
                                                               -----------
Miscellaneous - 2.0%
Amphenol Corp.-Class A ...................        193,990       12,042,899
                                                               -----------
Semiconductor Components - 6.5%
Advanced Micro Devices, Inc. (a) .........        720,020       14,652,407
Broadcom Corp.-Class A (a) ...............        413,280       13,353,077
NVIDIA Corp. (a) .........................        289,330       10,708,103
                                                               -----------
                                                                38,713,587
                                                               -----------


---------------------------------------------------------------------------
Company                                            Shares      U.S. $ Value
---------------------------------------------------------------------------
Software - 0.3%
SAP AG (ADR) .............................         38,750      $ 2,057,625
                                                               -----------
                                                               149,598,529
                                                               -----------
Consumer Services - 18.4%
Apparel - 2.8%
Coach, Inc. (a) ..........................        151,740        6,518,751
Under Armour, Inc.-Class A (a) ...........        201,040       10,142,468
                                                               -----------
                                                                16,661,219
                                                               -----------
Broadcasting & Cable - 2.9%
Comcast Corp.-Class A (a) ................        406,900       17,224,077
                                                               -----------
Miscellaneous - 6.5%
CB Richard Ellis Group, Inc.-
    Class A (a) ..........................        510,450       16,946,940
Corporate Executive Board Co. ............        139,350       12,220,995
Iron Mountain, Inc. (a) ..................         88,900        3,675,126
Strayer Education, Inc. ..................         55,900        5,928,195
                                                               -----------
                                                                38,771,256
                                                               -----------
Restaurants & Lodging - 1.2%
Chipotle Mexican Grill, Inc.-Class A
    (a) ..................................        128,400        7,318,800
                                                               -----------
Retail - General Merchandise - 5.0%
Coldwater Creek, Inc. (a) ................        171,230        4,198,559
Dick's Sporting Goods, Inc. (a) ..........        244,490       11,977,565
Kohl's Corp. (a) .........................        201,290       13,774,275
                                                               -----------
                                                                29,950,399
                                                               -----------
                                                               109,925,751
                                                               -----------
Health Care - 18.0%
Biotechnology - 6.5%
Genentech, Inc. (a) ......................        303,120       24,592,126
Gilead Sciences, Inc. (a) ................        215,760       14,009,297
                                                               -----------
                                                                38,601,423
                                                               -----------
Drugs - 3.7%
Merck & Co. Inc. .........................        213,800        9,321,680
Teva Pharmaceutical Industries Ltd.
    (ADR) ................................        413,450       12,850,026
                                                               -----------
                                                                22,171,706
                                                               -----------
Medical Products - 1.4%
Alcon, Inc. ..............................         76,220        8,519,109
                                                               -----------
Medical Services - 6.4%
Medco Health Solutions, Inc. (a) .........         83,850        4,480,944
UnitedHealth Group, Inc. .................        120,500        6,474,465
WellPoint, Inc. (a) ......................        347,170       27,318,807
                                                               -----------
                                                                38,274,216
                                                               -----------
                                                               107,566,454
                                                               -----------
Energy - 4.1%
Oil Service - 4.1%
Schlumberger, Ltd. .......................        392,070       24,763,141
                                                               -----------

                                      FSA-6

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Portfolio of Investments -- December 31, 2006 (Concluded)

------------------------------------------------------------------------------
Company                                               Shares      U.S. $ Value
------------------------------------------------------------------------------
Aerospace & Defense - 3.1%
Aerospace - 3.1%
Boeing Co. (a) ..................................    206,630       $18,357,009
                                                                   -----------
Capital Goods - 1.7%
Electrical Equipment - 1.7%
Ametek, Inc. ....................................    148,335         4,722,987
Emerson Electric Co. ............................    128,600         5,667,402
                                                                   -----------
                                                                    10,390,389
                                                                   -----------
Multi-Industry Companies - 1.7%
Multi-Industry Companies - 1.7%
Danaher Corp. ...................................    139,300        10,090,892
                                                                   -----------
Consumer Staples - 1.1%
Household Products - 0.6%
Procter & Gamble Co. ............................     51,030         3,279,698
                                                                   -----------
Retail - Food & Drug - 0.5%
Whole Foods Market, Inc. ........................     69,400         3,256,942
                                                                   -----------
                                                                     6,536,640
                                                                   -----------
Consumer Manufacturing - 1.0%
Building & Related - 1.0%
NVR, Inc. (a) ...................................      9,647         6,222,315
                                                                   -----------
Total Common Stocks - 100.2%
 (cost $480,976,680) ............................                  599,320,605
                                                                   -----------


-----------------------------------------------------------------------------
                                                     Principal
                                                      Amount
Company                                                (000)      U.S.$ Value
-----------------------------------------------------------------------------
SHORT-TERM DEBT SECURITIES - 0.7%
Time Deposit - 0.7%
JPMorgan Nassau
   4.72%, 1/3/2007 .............................       $4,414    $  4,413,684
                                                                 ------------
Total Short-Term Debt
    Securities - 0.7 %
   (amortized cost $4,413,684) .................                    4,413,684
                                                                 ------------
Total Investments - 100.9%
   (cost/amortized cost
     $485,390,364) .............................                  603,734,289
Other assets less
    liabilities - (0.9)% .......................                   (5,507,797)
                                                                 ------------
Net Assets - 100.0% ............................                 $598,226,492
                                                                 ============

(a) Non-income producing security.
    Glossary:
    ADR - American Depositary Receipt
    The accompanying notes are an integral part of these financial statements.

                                     FSA-7

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements
December 31, 2006                                 ------------------------------
-------------------------------------------------

1. General

Separate Account No. 4 (Pooled) (the Fund) of AXA Equitable Life Insurance Company (formerly The Equitable Life Assurance Society of the United States) ("AXA Equitable"), a wholly-owned subsidiary of AXA Financial, Inc., was established in conformity with the New York State Insurance Law. Annuity contracts available through AXA Equitable are Momentum Strategy, Retirement Investment Account ("RIA"), Members Retirement Program ("MRP"), American Dental Association Members Retirement Program ("ADA") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Institutional reflects investments in funds by contract owners of group annuity contracts issued by AXA Equitable. Assets of the Plans and Institutional are invested in a number of investment Funds (available Funds vary by Plan). The American Dental Association Members Retirement Program is one of the many products participating in this Fund.

The contract owners invest in Separate Account No. 4, under the following respective names:

     Momentum Strategy
     Separate Account No. 4         The AllianceBernstein Growth Equity Fund

     RIA
     Separate Account No. 4         The AllianceBernstein Common Stock Fund

     MRP
     Separate Account No. 4         The AllianceBernstein Growth Equity Fund

     ADA
     Separate Account No. 4         The Growth Equity Fund

     EPP
     Separate Account No. 4         The AllianceBernstein Common Stock Fund

     Institutional
     Separate Account No. 4         Growth Stock Account

Under applicable insurance law, the assets and liabilities of the Accounts are clearly identified and distinguished from AXA Equitable's other assets and liabilities. The assets of the Accounts are the property of AXA Equitable. However, the portion of the Accounts' assets attributable to the contracts will not be chargeable with liabilities arising out of any other business AXA Equitable may conduct. The excess of assets over reserves and other contract liabilities, if any, in Separate Account No. 4 may be transferred to AXA Equitable's General Account. AXA Equitable's General Account is subject to creditor rights. These financial statements reflect the total net assets and results of operations for the Separate Account No. 4.

The amount retained by AXA Equitable in Separate Account No. 4 arises principally from (1) contributions from AXA Equitable, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by AXA Equitable are not subject to charges for expense risks.

AXA Equitable performs all marketing and service functions under the contract. No commissions are paid for these services; however, incentive compensation based on first year plan contributions and number of plan sales are paid to AXA Equitable employees who perform the marketing and service functions.

2. Significant Accounting Policies

The accompanying financial statements are prepared in conformity with accounting principles generally

                                     FSA-8

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements (Continued)
December 31, 2006                                 ------------------------------
-------------------------------------------------

2. Significant Accounting Policies (Concluded)

   accepted in the United States of America (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

   Investment securities are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depositary Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   Forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term (i.e., maturing in more than a year) publicly-traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where AXA Equitable and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by AXA Equitable's investment officers.

   Short-term debt securities which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

   Security transactions are recorded on the trade date. Amortized cost of debt securities, where applicable, are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

   Net assets allocated to contracts in the payout period are computed according to various mortality tables,

                                     FSA-9

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements (Continued)
December 31, 2006                                 ------------------------------
-------------------------------------------------

2. Significant Accounting Policies (Concluded)

   depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contract holder, as long as the contract has not been discontinued. AXA Equitable retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contractholder elects to discontinue the contract.

   Amounts due to/from the General Account represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.

   The operations of the Account are included in the federal income tax return of AXA Equitable, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to contracts participating in the Funds by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable is expected to affect the unit value of the contracts participating in the Account. Accordingly, no provision for federal income taxes is required. However, AXA Equitable retains the right to charge for any federal income tax incurred which is applicable to the Account if the law is changed.

3. Investment Transactions

   For the year ended December 31, 2006, investment security transactions, excluding short-term debt securities, were as follows:

                                                Purchases                              Sales
                                      ------------------------------       ------------------------------
                                         Stocks             U.S.              Stocks             U.S.
                                        and Debt         Government          and Debt         Government
              Fund                     Securities       and Agencies        Securities       and Agencies
---------------------------------------------------------------------------------------------------------
Separate Account No. 4 .........      $362,865,589      $        --        $481,975,342      $        --

4. Related Party Transactions

   AllianceBernstein L.P. (formerly Alliance Capital Management L.P. ("AllianceBernstein")) serves as an investment advisor for Separate Accounts 13, 10, 4 and 3. Alliance is a publicly traded limited partnership which is indirectly majority-owned by AXA Equitable and AXA Financial, Inc. (parent to AXA Equitable).

   AXA Advisors, LLC (AXA Advisors) is an affiliate of AXA Equitable, and a distributor and principal underwriter of the contracts and the account. AXA Advisors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

   The contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network, LLC or its subsidiaries (affiliates of AXA Equitable). AXA Advisors receives commissions and other service-related payments under its distribution agreement with AXA Equitable and its networking agreement with AXA Network.

   AXA Equitable, AllianceBernstein, and AXA Advisors seek to obtain the best price and execution of all orders placed for the portfolios of the AXA Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, AXA Equitable, Alliance, and AXA Advisors may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the AXA Equitable Funds' portfolio transactions.

                                     FSA-10

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements (Continued)
December 31, 2006                                 ------------------------------
-------------------------------------------------

4. Related Party Transactions (Concluded)

   At December 31, 2006, interests of retirement and investment plans for employees, managers and agents of AXA Equitable in Separate Account No. 4 aggregated $161,435,539 (27.0%) of the net assets in these Funds.

5. Asset Charges

   Charges and fees relating to the Fund are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment.

   Momentum Strategy

   Fees with respect to the Momentum Strategy contracts are as follows:

   Daily Separate Account Charge:

   On a daily basis a charge at an annual rate of 1.25% for Separate Account 4 is deducted from the net assets attributable to the Momentum Strategy units. This fee is to cover expense risk, mortality risk, other charges and operating expenses of the contract. These fees are reflected as a reduction of the Momentum Strategy Unit Value.

   Administrative Fees:

   Participant Administrative Charge -- At the end of each calendar quarter, a maximum record maintenance and report fee of $3.75 ($15.00 per year) is either deducted from the Participant Retirement Account Value or billed to the employer. No charge is assessed if average account value is at least $20,000. Additionally, the Participant Retirement Account Value is assessed for the fee if the charge is not paid by the employer or the plan has less than 10 participants in the contract.

   Plan Recordkeeping Service Charge with Checkwriting -- Employers electing plan recordkeeping with checkwriting services are subject to a charge of $25 per check. These amounts are withdrawn from the Participant Retirement Account Value before withdrawal.

   Loan Charge -- A loan set up charge of $25 is made at the time the loan is set up. This is a one time charge per active loan. Quarterly loan recordkeeping charge is $6 per outstanding loan. Charge is deducted from the Participant Retirement Account Value.

   Contingent Withdrawal Charge -- Certain withdrawals are subject to defined contingent withdrawal charges. The maximum charge is 6% of the total plan assets withdrawn. Charge is deducted from the Participant Retirement Account Value in addition to the amount withdrawn.

   State Premium and other applicable taxes -- charge for state premium and other applicable taxes deducted is designed to approximate certain taxes that may be imposed. When applicable, this amount is deducted from contributions. Generally, the charge is deducted from the amount applied to provide an annuity payout option.

   Operating and Expense Charges:

   In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as reductions of unit value.

                                     FSA-11

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements (Continued)
December 31, 2006                                 ------------------------------
-------------------------------------------------

5. Asset Charges (Continued)

   RIA

   Charges and fees relating to the Fund are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the Retirement Investment Account (RIA) contracts are as follows:

   Investment Management Fee:

   An annual fee of 0.50% of the net assets attributable to RIA units is assessed for the AllianceBernstein Common Stock Fund. This fee is reflected as a reduction of the RIA Unit Value.

   Administrative Fees:

   Contracts investing in the Fund are subject to certain administrative expenses according to contract terms. These fees may include:

   Ongoing Operations Fee -- An expense charge is made based on the combined net balances of the fund. Depending upon when the employer adopted RIA, the monthly rate ranges from 1/12 of 1.25% to 1/12 of 0.50% or from 1/12 of 1.25% to 1/12 of 0.25%.

   Participant Recordkeeping Services Charge -- Employers electing RIA's optional Participant Recordkeeping Services are subject to an annual charge of $25 per employee-participant under the employer plan.

   Contingent Withdrawal Charge -- Certain withdrawals are subject to defined contingent withdrawal charges. The maximum charge is 6% of the total plan assets withdrawn.

   Loan Fee -- A loan fee equal to 1% of the amount withdrawn as loan principal is deducted on the date the plan loan is made.

   Operating and Expense Charges:

   In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as reductions of unit value.

   MRP

   Charges and fees relating to the Fund are paid to AXA Equitable are deducted in accordance with the terms of the various contracts which participate in the Funds. With respect to the Members Retirement Program these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fees. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the Members Retirement Program contracts are as follows:

   Program Expense Charge--An expense charge is made at an effective annual rate of 1.00% of the combined value of all investment options maintained under the contract with AXA Equitable and is deducted monthly.

   Investment Management Fees--An expense charge is made daily at an effective annual rate of 0.50% of the net assets of the AllianceBernstein Growth Equity Fund.

                                     FSA-12

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements (Continued)
December 31, 2006                                 ------------------------------
-------------------------------------------------

5. Asset Charges (Continued)

   Direct Operating and Other Expenses--In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as a reduction of the unit value.

   A record maintenance and report fee of $3.75 is deducted quarterly as a liquidation of Fund units.

   ADA

   Charges and fees relating to the Fund are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid
   (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the American Dental Association Members Retirement Program are as follows:

   Investment Management and Administration Fees (Investment Management Fees):

   AXA Equitable receives a fee based on the value of the Growth Equity Fund at a monthly rate of 1/12 of (i) 0.29 of 1% of the first $100 million and (ii)
   0.20 of 1% of the excess over $100 million of its ADA Program assets.

   An Administrative fee is charged at a daily rate of 0.15% of average daily net assets.

   Operating and Expense Charges:

   Program Expense Charge -- In the year prior to May 1, 2006 the expense charge was made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate 1/12 of (i) 0.635 of 1% for all asset levels.

   Effective May 1, 2006 an expense charge is made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate of 1/12 of 0.633% of 1% of the first $400 million.

   A portion of the Program Expense Charge assessed by AXA Equitable is made on behalf of the ADA and is equal to a monthly rate of 1/12 for 0.01 of 1% for all asset levels.

   Other Expenses -- In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

   EPP

   Charges and fees relating to the Fund are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts, which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the Equi-Pen-Plus Master Plan and Retirement Trust are as follows:

   Investment Management Fee:

   An annual fee of 0.25% of the total plan and trust net assets held in the Separate Account is deducted daily. This fee is reflected as reduction in EPP unit value.

                                     FSA-13

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements (Continued)
December 31, 2006                                 ------------------------------
-------------------------------------------------

5. Asset Charges (Continued)

   Administrative Fees:

   Ongoing Operations Fee -- An expense charge is made based on each client's combined balance of Master Plan and Trust net assets in the Separate and Fixed Income Accounts at a monthly rate of 1/12 of (i) 1% of the first $500,000, (ii) 0.75% of the next $500,000 and (iii) 0.50% of the excess over $1,000,000.

   Participant Recordkeeping Services Charge -- Employers electing Equi-Pen-Plus's optional Participant Recordkeeping Services are subject to an annual charge of $25 per employee-participant under the employer plan.

   Withdrawal Charge -- A charge is applied if the client terminates plan participation in the Master Retirement Trust and if the client transfers assets to another funding agency before the fifth anniversary of the date AXA Equitable accepts the participation agreement. The redemption charge is generally paid via a liquidation of units held in the fund and will be based on the following schedule:

        For Terminating Occurring In:                Redemption Charge:
        -----------------------------                ------------------
   Years 1 and 2 ..........................      3% of all Master Trust assets
   Years 3 and 4 ..........................      2% of all Master Trust assets
   Year 5 .................................      1% of all Master Trust assets
   After Year 5 ...........................      No Redemption Charge

   Operating and Expense Charges:

   In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to their operations. These may include custody, audit and printing of reports. These charges and fees are reflected as reduction of unit value.

   Institutional

   Asset Management Fees

   Asset management fees are charged to clients investing in the Separate Account. The fees are based on the prior month-end net asset value (as defined) of each client's aggregate interest in AXA Equitable's Separate Account, and are determined monthly. Clients can either pay the fee directly by remittance to the Separate Account or via liquidation of units held in the Separate Account. The fees are calculated for each client in accordance with the schedule set forth below:

        Each Client's Aggregate Interest        Annual Rate
        --------------------------------        -----------
   Minimum Fee .............................     $5,000
   First $2 million ........................     0.85 of 1%
   Next $3 million .........................     0.60 of 1%
   Next $5 million .........................     0.40 of 1%
   Next $15 million ........................     0.30 of 1%
   Next $75 million ........................     0.25 of 1%
   Excess over $100 million ................     0.20 of 1%

   There is an additional charge made to clients utilizing AXA Equitable's Active Investment Management Service (AIMS). The service is optional and delegates to AXA Equitable the responsibility for actively managing the client's assets among AXA Equitable's Separate Account. In the event that the client chooses this service, the additional fee is based on the combined net asset value of the client's assets in the Separate Account. Clients

                                     FSA-14

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements (Continued)
December 31, 2006                                 ------------------------------
-------------------------------------------------

5. Asset Charges (Concluded)

   electing this service either pay the fee directly by remittance to the Separate Account or via liquidation of units held in the Separate Account. The charge is assessed on a monthly basis at the annual rates shown below:

   Client's Aggregate Interest            Annual Rate
   ---------------------------            -----------
   Minimum Fee ......................       $2,500
   First $5 million .................       0.100%
   Next $5 million ..................       0.075%
   Next $5 million ..................       0.050%
   Over $15 million .................       0.025%

   Asset management fees and AIMS fees are paid to AXA Equitable.

   Administrative Fees

   Certain client contracts provide for a fee for administrative services to be paid directly to AXA Equitable. This administrative fee is calculated according to the terms of the specific contract and is generally paid via a liquidation of units held in the Fund in which the contract invests. Certain of these client contracts provide for administrative fees to be paid through a liquidation of units from a Short-term liquidity account. The payment of the fee for administrative services has no effect on other separate account clients or the unit values of the separate accounts.

   Operating and Expense Charges

   In addition to the charges and fees mentioned above, the Separate Account is charged for certain costs and expenses directly related to their operations. These charges may include custody and audit fees, and result reduction of Separate Account unit values.

6. Changes in Units Outstanding

   Accumulation units issued and redeemed during periods indicated were (in thousands):

                                                    Year Ended December 31,
                                                    -----------------------
                                                       2006         2005
                                                    ----------   ----------
   The Growth Equity Fund
   ADA
   Issued .......................................       141         156
   Redeemed .....................................      (248)       (214)
                                                       ----        ----
   Net Increase (Decrease) ......................      (107)        (58)
                                                       ----        ----
   AllianceBernstein Growth Equity Fund
   Momentum Strategy
   Issued .......................................         1           1
   Redeemed .....................................        (5)         (1)
                                                       ----        ----
   Net Increase (Decrease) ......................        (4)        (--)
                                                       ----        ----

                                     FSA-15

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements (Continued)
December 31, 2006                                 ------------------------------
-------------------------------------------------

6. Changes in Units Outstanding (Concluded)

                                                      Year Ended December 31,
                                                     ------------------------
                                                         2006         2005
                                                     ----------    ----------
   AllianceBernstein Common Stock Fund
   RIA
   Issued .............................                    1             2
   Redeemed ...........................                   (6)          (11)
                                                         ----         ----
   Net (Decrease) .....................                   (5)           (8)
                                                         ----         ----
   AllianceBernstein Growth Equity Fund
   MRP
   Issued .............................                  172           191
   Redeemed ...........................                 (188)         (197)
                                                         ----         ----
   Net (Decrease) .....................                  (16)           (6)
                                                         ----         ----
   AllianceBernstein Common Stock Fund
   EPP
   Issued .............................                   --             2
   Redeemed ...........................                   (6)           (3)
                                                         ----         ----
   Net (Decrease) .....................                   (6)           (1)
                                                         ----         ----
   Growth Stock Account
   Institutional
   Issued .............................                    8             5
   Redeemed ...........................                  (19)          (11)
                                                         ----         ----
   Net Increase (Decrease) ............                  (11)           (6)
                                                         ----         ----

7. Accumulation Unit Values

   AXA Equitable issues a number of group annuity contracts that allow employer plan assets to accumulate on a tax-deferred basis. The contracts are typically designed for employers wishing to fund defined benefit, defined contribution and/or 401(k) plans.

   Institutional units presented on the Statement Assets and Liabilities reflect investments in the Fund by contractholders of group annuity contracts issued by AXA Equitable. Institutional unit value is determined at the end of each business day. Institutional unit value reflects the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (ADA, RIA, MRP, Momentum and EPP) reflect the same investment results as the Institutional unit value presented on the Statement of Assets and Liabilities. In addition, contract unit values reflect certain investment management and accounting fees, which vary by contract. These fees are charged as a percentage of net assets and are disclosed below for the Plans' contracts in percentage terms.

                                     FSA-16

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements (Continued)
December 31, 2006                                 ------------------------------
-------------------------------------------------

7. Accumulation Unit Values (Concluded)

   Shown below is accumulation unit value information for the Plans' units outstanding in Separate Account 4.

                                                                                  Year Ended December 31,
                                                          ---------------------------------------------------------------------
                                                             2006            2005           2004          2003           2002
                                                          ---------       ---------      ---------     ---------      ---------
Separate Account No. 4
AllianceBernstein Growth Equity Fund
ADA, 1.04%*
Unit Value, end of period ...........................     $  382.55       $  386.86      $ 346.74      $  302.18      $  223.26
Net Assets (000's) ..................................     $ 249,237       $ 293,966      $283,643      $ 249,918      $ 182,907
Number of units outstanding, end of period (000's) ..           652             759           818            827            817
Total Return** ......................................         (1.11)%         11.57%        14.75%         35.05%        (27.87)%
The Growth Equity Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ...........................     $   99.86       $  101.21      $  90.90      $   79.38      $   58.54
Net Assets (000's) ..................................     $      99       $     527      $    483      $     435      $     299
Number of units outstanding, end of period (000's) ..             1               5             5              6              5
Total Return* .......................................         (1.33)%         11.34%        14.51%         35.60%        (29.16)%
AllianceBernstein Common Stock Fund
RIA, 0.50%*
Unit Value, end of period ...........................     $  775.88       $  780.43      $ 695.74      $  602.90      $  443.82
Net Assets (000's) ..................................     $  11,854       $  16,152      $ 20,742      $  23,093      $  22,530
Number of units outstanding, end of period (000's) ..            15              21            30             38             51
Total Return** ......................................         (0.58)%         12.17%        15.40%         35.84%        (27.42)%
AllianceBernstein Growth Equity Fund
MRP, 1.50%*
Unit Value, end of period ...........................     $  312.73       $  317.72      $ 286.30      $  251.02      $  186.97
Net Assets (000's) ..................................     $  39,076       $  44,826      $ 42,051      $  38,426      $  28,750
Number of units outstanding, end of period (000's) ..           125             141           147            153            154
Total Return** ......................................         (1.57)%         10.97%        14.05%         34.26%        (28.42)%
AllianceBernstein Common Stock Fund
EPP, 0.25%*
Unit Value, end of period ...........................     $  800.76       $  803.45      $ 714.47      $  617.58      $  453.49
Net Assets (000's) ..................................     $   9,730       $  14,152      $ 13,886      $  13,987      $  11,356
Number of units outstanding, end of period (000's) ..            12              18            19             23             25
Total Return** ......................................         (0.33)%         12.45%      1i5.69%          36.18%        (27.24)%
Growth Stock Account
Institutional
Unit Value, end of period ...........................     $8,262.03       $8,269.13      $7,335.03     $6,324.43      $4,632.41
Net Assets (000's) ..................................     $ 288,072       $ 367,019      $371,131      $ 363,345      $ 289,558
Number of units outstanding, end of period (000's) ..            35              44            51             57             63
Total Return** ......................................         (0.09)%         12.73%        15.98%         36.53%        (27.05)%

* Expenses as a percentage of average net assets (0.25%, 0.50%, 1.04%, 1.25%, 1.50% annualized) consist of mortality and expense charges and other expenses for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

** These amounts represent the total return for the periods indicated, including changes in the value of the

                                     FSA-17

Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements (Continued)
December 31, 2006                                 ------------------------------
-------------------------------------------------

7. Accumulation Unit Values (Concluded)

      underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units.

8. Investment Income Ratio

   The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the report period. Shown below is the investment income ratio throughout the periods indicated.

                                                         Year Ended December 31,
                                     --------------------------------------------------------------------
                                        2006       2005        2004        2003        2002        2001
                                     ---------   ---------   ---------   ---------   ---------   ---------
The Growth Equity Fund .........        0.69       0.46%       0.46%       0.47%       0.40%       0.46%


                                     FSA-18

--------------------------------------------------------------------------------

            Report of Independent Registered Public Accounting Firm

To the Board of Directors of AXA Equitable Life
Insurance Company and the Contractowners of Separate Account Nos. 191, 200 and 206 of AXA Equitable Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of Separate Account Nos. 191 (The Foreign Fund), 200 (The Small Cap Growth Fund) and each of the investment options of Separate Account No. 206 (The Equity Income Fund, The Large Cap Growth Fund, The Small Cap Value Fund, The U.S. Bond Fund, The Equity Index Fund, The LifeStrategy Income Fund, The LifeStrategy Moderate Growth Fund) of AXA Equitable Life Insurance Company ("AXA Equitable") at December 31, 2006, and the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
April 20, 2007

                                     FSA-19

--------------------------------------------------------------------------------
Separate Account No. 191
(The Foreign Fund)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2006
--------------------------------------------------------------------------------

Assets:
Investments in shares of The Templeton Foreign Fund -- at value (cost: $132,357,409)
  (Note 1) .........................................................................      $144,862,916
Cash ...............................................................................            73,901
Receivable for Security Sold .......................................................            97,357
------------------------------------------------------------------------------------------------------
Total assets .......................................................................       145,034,174
------------------------------------------------------------------------------------------------------
Liabilities:
Due to AXA Equitable's General Account .............................................            96,053
Accrued expenses ...................................................................           155,759
------------------------------------------------------------------------------------------------------
Total liabilities ..................................................................           251,812
------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners ..........................................      $144,782,362
======================================================================================================


ADA Units Outstanding ..............................................................         3,968,437
ADA Unit Value .....................................................................      $      36.48

The accompanying notes are an integral part of these financial statements.

                                     FSA-20

--------------------------------------------------------------------------------
Separate Account No. 191
(The Foreign Fund)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2006
--------------------------------------------------------------------------------

Investment Income (Note 2):
Dividends from The Templeton Foreign Fund .............................      $ 4,488,785
----------------------------------------------------------------------------------------
Expenses (Note 3):
Administration fees and program expense charge ........................         (804,990)
Operating expenses ....................................................          (92,935)
----------------------------------------------------------------------------------------
Total expenses ........................................................         (897,925)
----------------------------------------------------------------------------------------
Net investment income .................................................        3,590,860
----------------------------------------------------------------------------------------
Realized and Unrealized Gain on Investments (Note 2):
Net realized gain from share transactions .............................        1,267,336
Realized gain distributions from The Templeton Foreign Fund ...........       10,259,400
Change in unrealized appreciation/depreciation of investments .........        7,516,231
----------------------------------------------------------------------------------------
Net realized and unrealized gain on investments .......................       19,042,967
----------------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations .................      $22,633,827
========================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-21

--------------------------------------------------------------------------------
Separate Account No. 191
(The Foreign Fund)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                      Year Ended December 31,
                                                                                       2006             2005
---------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income ........................................................     $  3,590,860    $  1,308,416
Net realized gain on investments .............................................       11,526,736      26,661,789
Change in unrealized appreciation/depreciation of investments ................        7,516,231     (17,519,972)
---------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations ........................       22,633,827      10,450,233
---------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions ................................................................       37,129,570      24,024,782
Withdrawals ..................................................................      (28,457,584)    (17,761,493)
---------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to contributions and withdrawals .....        8,671,986       6,263,289
---------------------------------------------------------------------------------------------------------------
Increase in Net Assets .......................................................       31,305,813      16,713,522
Net Assets Attributable to Contractowners -- Beginning of Period .............      113,476,549      96,763,027
---------------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners -- End of Period ...................     $144,782,362    $113,476,549
===============================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-22

--------------------------------------------------------------------------------
Separate Account No. 200
(The Small Cap Growth Fund)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2006
--------------------------------------------------------------------------------

Assets:
Investments in shares of The Fidelity Small Cap Stock Fund -- at value
  (cost: $139,261,536) (Note 1).......................................      $150,053,718
Cash .................................................................            79,551
Receivable for Securities Sold .......................................           175,561
----------------------------------------------------------------------------------------
Total assets .........................................................       150,308,830
----------------------------------------------------------------------------------------
Liabilities:
Due to AXA Equitable's General Account ...............................           169,961
Accrued expenses .....................................................           174,917
----------------------------------------------------------------------------------------
Total liabilities ....................................................           344,878
----------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners ............................      $149,963,952
========================================================================================


ADA Units Outstanding ................................................         2,265,358
ADA Unit Value .......................................................      $      66.20

The accompanying notes are an integral part of these financial statements.

                                     FSA-23

--------------------------------------------------------------------------------
Separate Account No. 200
(The Small Cap Growth Fund)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2006
--------------------------------------------------------------------------------

Investment Income (Note 2):
Dividends from The Fidelity Small Cap Stock Fund .........................      $        --
-------------------------------------------------------------------------------------------
Expenses (Note 4):
Administration fees and program expense charge ...........................         (942,777)
Operating expenses .......................................................          (87,965)
-------------------------------------------------------------------------------------------
Total expenses ...........................................................       (1,030,742)
-------------------------------------------------------------------------------------------
Net investment loss ......................................................       (1,030,742)
-------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Net realized gain from share transactions ................................        1,419,517
Realized gain distributions from The Fidelity Small Cap Stock Fund .......       11,788,681
Change in unrealized appreciation/depreciation of investments ............        3,256,507
-------------------------------------------------------------------------------------------
Net realized and unrealized gain on investments ..........................       16,464,705
-------------------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations ....................      $15,433,963
===========================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-24

--------------------------------------------------------------------------------
Separate Account No. 200
(The Small Cap Growth Fund)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                                Year Ended December 31,
                                                                                                2006               2005
--------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income (loss) ............................................................  $ (1,030,742)      $   (957,660)
Net realized gain (loss) on investments .................................................    13,208,198         10,185,084
Change in unrealized appreciation/depreciation of investments ...........................     3,256,507            414,980
--------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations ...................................    15,433,963          9,642,404
--------------------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions ...........................................................................    26,641,672         20,362,493
Withdrawals .............................................................................   (30,431,638)       (32,056,904)
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to contributions and withdrawals .....    (3,789,966)       (11,694,411)
--------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets .......................................................    11,643,997         (2,052,007)
Net Assets Attributable to Contractowners -- Beginning of Period ........................   138,319,955        140,371,962
--------------------------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners -- End of Period ..............................  $149,963,952       $138,319,955
==========================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-25

--------------------------------------------------------------------------------
Separate Account No. 206
of AXA Equitable Life Insurance Company

Statements of Assets and Liabilities
December 31, 2006
--------------------------------------------------------------------------------

                                                             The Large            The             The Small             The
                                                            Cap Growth       Equity Income        Cap Value         Equity Index
                                                               Fund               Fund              Fund                Fund
--------------------------------------------------------------------------------------------------------------------------------
Assets:
Investments in shares of Janus Adviser Forty Fund
  - at value (cost: $41,470,476) ........................   $50,028,958
Investments in shares of Dodge & Cox Stock Fund
  - at value (cost: $55,202,012) ........................                     $56,493,288
Investments in shares of Wells Fargo Advantage Small
  Cap Value Fund - at value (cost: $66,313,378) .........                                        $67,538,379
Investments in shares of Vanguard Institutional Index
  Fund - at value (cost: $154,710,098) ..................                                                           $186,170,661
Receivable for investments ..............................       226,248            20,654            426,110             456,401
--------------------------------------------------------------------------------------------------------------------------------
Total Assets ............................................    50,225,206        56,513,942         67,964,489         186,627,062
--------------------------------------------------------------------------------------------------------------------------------
Liabilities:
Due to AXA Equitable's General Account ..................       226,248            20,654            426,110             456,401
Accrued expenses ........................................       105,084            53,905             40,738              79,852
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities .......................................       331,332            74,559            446,848             536,253
--------------------------------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners ...............   $49,923,874       $56,439,383        $67,497,641        $186,090,809
================================================================================================================================
ADA Units Outstanding ...................................    10,019,220         3,935,939          2,951,533           5,791,332
ADA Unit Value ..........................................   $      4.98       $     14.34        $     22.87        $      32.13

The accompanying notes are an integral part of these financial statements.

                                     FSA-26

--------------------------------------------------------------------------------
Separate Account No. 206
of AXA Equitable Life Insurance Company

Statements of Assets and Liabilities (Concluded)
December 31, 2006
--------------------------------------------------------------------------------

                                                                 The LifeStrategy    The LifeStrategy       The U.S.
                                                                      Income          Moderate Growth         Bond
                                                                       Fund                Fund               Fund
----------------------------------------------------------------------------------------------------------------------
Assets:
Investments in shares of Vanguard LifeStrategy
  Income Fund - at value (cost: $23,235,743) ...................    $24,118,526
Investments in shares of Vanguard LifeStrategy
  Moderate Growth Fund - at value (cost: $120,980,717) .........                       $139,214,763
Investments in shares of Western Asset Core Bond
  Portfolio - at value (cost: $23,399,484) .....................                                           $23,365,098
Due from AXA Equitable's General Account .......................         17,570              84,501                 --
Receivable for investments .....................................             --                  --             19,131
----------------------------------------------------------------------------------------------------------------------
Total Assets ...................................................     24,136,096         139,299,264         23,384,229
----------------------------------------------------------------------------------------------------------------------
Liabilities:
Due to AXA Equitable's General Account .........................             --                  --             19,131
Payable for investments purchased ..............................         17,570              84,501                 --
Accrued expenses ...............................................         50,590             333,427             25,598
----------------------------------------------------------------------------------------------------------------------
Total liabilities ..............................................         67,090             417,928             44,729
----------------------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners ......................    $24,068,506        $138,881,336        $23,339,500
======================================================================================================================


ADA Units Outstanding ..........................................      1,333,591           5,965,656          1,875,168
ADA Unit Value .................................................    $     18.05        $      23.28        $     12.45

The accompanying notes are an integral part of these financial statements.

                                     FSA-27

--------------------------------------------------------------------------------
Separate Account No. 206
of AXA Equitable Life Insurance Company

Statements of Operations
Period Ended December 31, 2006
--------------------------------------------------------------------------------

                                                                       The Large           The           The Small
                                                                      Cap Growth      Equity Income      Cap Value      The Equity
                                                                         Fund              Fund             Fund        Index Fund
-----------------------------------------------------------------------------------------------------------------------------------
Investment Income (Note 2):
Dividends from Janus Adviser Forty Fund ........................     $    37,935
Dividends from Putnam Dodge & Cox Stock Fund ...................                       $   386,086
Dividends from Wells Fargo Advantage Small Cap Value Fund ......                                        $       --
Dividends from Vanguard Institutional Index Fund ...............                                                        $ 3,237,764
-----------------------------------------------------------------------------------------------------------------------------------
Total investment income ........................................          37,935           386,086              --        3,237,764
-----------------------------------------------------------------------------------------------------------------------------------
Expenses (Note 4):
Administration fees and program expense charge .................        (302,957)         (265,859)       (407,149)      (1,367,467)
Operating expenses .............................................         (31,871)          (21,150)        (45,778)         (86,433)
-----------------------------------------------------------------------------------------------------------------------------------
Total expenses .................................................        (334,828)         (287,009)       (452,927)      (1,453,900)
-----------------------------------------------------------------------------------------------------------------------------------
Net investment income (loss) ...................................        (296,893)           99,077        (452,927)       1,783,864
-----------------------------------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Net realized gain from share transactions ......................       4,479,313         6,152,315       1,608,990        3,102,165
Realized gain distributions ....................................       1,648,060         2,630,143       5,944,604
Unrealized appreciation/(depreciation) of investments ..........      (1,476,283)       (1,922,939)       (275,511)      19,690,420
-----------------------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain on investments ................       4,651,090         6,859,519       7,278,083       22,792,585
-----------------------------------------------------------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations ..........     $ 4,354,197       $ 6,958,596      $6,825,156      $24,576,449
===================================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-28

--------------------------------------------------------------------------------
Separate Account No. 206
of AXA Equitable Life Insurance Company

Statements of Operations (Concluded)
Period Ended December 31, 2006
--------------------------------------------------------------------------------

                                                                  The LifeStrategy     The LifeStrategy       The U.S.
                                                                       Income           Moderate Growth         Bond
                                                                        Fund                 Fund               Fund
-----------------------------------------------------------------------------------------------------------------------
Investment Income (Note 2):
Dividends from Vanguard LifeStrategy Income Fund ...............     $  934,082
Dividends from Vanguard LifeStrategy Moderate Growth Fund ......                         $  3,640,594
Dividends from Western Asset Core Bond Portfolio ...............                                             $1,068,241
-----------------------------------------------------------------------------------------------------------------------
Total investment income ........................................        934,082             3,640,594         1,068,241
-----------------------------------------------------------------------------------------------------------------------
Expenses (Note 4):
Administration fees and program expense charge .................       (187,121)           (1,018,539)         (174,062)
Operating expenses .............................................        (24,240)              (62,034)          (28,248)
-----------------------------------------------------------------------------------------------------------------------
Total expenses .................................................       (211,361)           (1,080,573)         (202,310)
-----------------------------------------------------------------------------------------------------------------------
Net investment income ..........................................        722,721             2,560,021           865,931
-----------------------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Net realized gain (loss) from share transactions ...............         91,411             1,209,797          (297,245)
Realized gain distributions ....................................        115,605
Unrealized appreciation/(depreciation) of investments ..........        668,757            11,644,465           541,117
-----------------------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) on investments .........        875,773            12,854,262           243,872
-----------------------------------------------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations ..........     $1,598,494          $ 15,414,283        $1,109,803
=======================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-29

--------------------------------------------------------------------------------
Separate Account No. 206
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                          The Large Cap
                                                                           Growth Fund                 The Equity Income Fund
                                                                   ----------------------------      ---------------------------
                                                                      Year Ended December 31,           Year Ended December 31,
                                                                        2006            2005              2006           2005
--------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income (loss) ..................................    $   (296,893)    $  (256,109)     $     99,077    $   252,290
Net realized gain on investments ..............................       6,127,373         883,650         8,782,458      3,477,122
Unrealized appreciation/(depreciation) of investments .........      (1,476,283)      4,210,354        (1,922,939)    (1,944,169)
--------------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations .........       4,354,197       4,837,895         6,958,596      1,785,243
--------------------------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions .................................................      21,560,730      17,994,263        21,782,856     13,334,167
Withdrawals ...................................................     (20,944,587)     (7,788,524)      (10,868,324)    (6,976,397)
--------------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations .........         616,143      10,205,739        10,914,532      6,357,770
--------------------------------------------------------------------------------------------------------------------------------
Increase in Net Assets ........................................       4,970,340      15,043,634        17,873,128      8,143,013
Net Assets Attributable to Contractowners --
  Beginning of Period .........................................      44,953,534      29,909,900        38,566,255     30,423,242
--------------------------------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners --
  End of Period ...............................................    $ 49,923,874     $44,953,534      $ 56,439,383    $38,566,255
================================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-30

--------------------------------------------------------------------------------
Separate Account No. 206
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                          The Small Cap
                                                                            Value Fund                    The Equity Index Fund
                                                                   -----------------------------      ----------------------------
                                                                      Year Ended December 31,            Year Ended December 31,
                                                                        2006            2005               2006            2005
----------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income (loss) ..................................    $   (452,927)   $   (313,752)      $  1,783,864    $  1,512,418
Net realized gain on investments ..............................       7,553,594       7,277,244          3,102,165         975,480
Unrealized appreciation/(depreciation) of investments .........        (275,511)       (976,825)        19,690,420      11,770,142
----------------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations .........       6,825,156       5,986,667         24,576,449      14,258,040
----------------------------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions .................................................      32,306,905      28,974,929         31,828,950     185,300,982
Withdrawals ...................................................     (24,457,512)    (18,152,428)       (42,342,044)    (27,531,568)
----------------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations .........       7,849,393      10,822,501        (10,513,094)    157,769,414
----------------------------------------------------------------------------------------------------------------------------------
Increase in Net Assets ........................................      14,674,549      16,809,168         14,063,355     172,027,454
Net Assets Attributable to Contractowners --
  Beginning of Period .........................................      52,823,092      36,013,924        172,027,454              --
----------------------------------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners --
  End of Period ...............................................    $ 67,497,641    $ 52,823,092       $186,090,809    $172,027,454
==================================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-31

--------------------------------------------------------------------------------
Separate Account No. 206
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                       The LifeStrategy                The LifeStrategy
                                                                          Income Fund                Moderate Growth Fund
                                                                 ----------------------------    ----------------------------
                                                                    Year Ended December 31,         Year Ended December 31,
                                                                      2006            2005           2006             2005
-----------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income (loss) ..................................  $   722,721    $   524,263      $  2,560,021    $  2,392,868
Net realized gain on investments ..............................      207,016         29,665         1,209,797         384,655
Unrealized appreciation/(depreciation) of investments .........      668,757        214,027        11,644,465       6,589,580
-----------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations .........    1,598,494        767,955        15,414,283       9,367,103
-----------------------------------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions .................................................    4,201,191     26,064,792        16,352,311     129,348,677
Withdrawals ...................................................   (5,966,889)    (2,597,037)      (19,507,046)    (12,093,992)
-----------------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations .........   (1,765,698)    23,467,755        (3,154,735)    117,254,685
-----------------------------------------------------------------------------------------------------------------------------
Increase in Net Assets ........................................     (167,204)    24,235,710        12,259,548     126,621,788
Net Assets Attributable to Contractowners --
  Beginning of Period .........................................   24,235,710             --       126,621,788              --
-----------------------------------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners --
  End of Period ...............................................  $24,068,506    $24,235,710      $138,881,336    $126,621,788
=============================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-32

--------------------------------------------------------------------------------
Separate Account No. 206
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets (Concluded)
--------------------------------------------------------------------------------

                                                                        The U.S. Bond Fund
                                                                   -----------------------------
                                                                       Year Ended December 31,
                                                                       2006              2005
------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income .........................................    $   865,931       $   770,900
Net realized gain (loss) on investments .......................       (297,245)          (60,702)
Unrealized appreciation/(depreciation) of investments .........        541,117          (453,187)
------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations .........      1,109,803           257,011
------------------------------------------------------------------------------------------------
From Contributions and Withdrawals:
Contributions .................................................      8,304,732         9,763,452
Withdrawals ...................................................     (9,110,877)       (5,307,863)
------------------------------------------------------------------------------------------------
Net increase in net assets attributable to operations .........       (806,145)        4,455,589
------------------------------------------------------------------------------------------------
Increase in Net Assets ........................................        303,658         4,712,600
Net Assets Attributable to Contractowners --
  Beginning of Period .........................................     23,035,842        18,323,242
------------------------------------------------------------------------------------------------
Net Assets Attributable to Contractowners --
  End of Period ...............................................    $23,339,500       $23,035,842
================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     FSA-33

Separate Account Nos. 191, 200 and 206
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements
December 31, 2006                                 ------------------------------
-------------------------------------------------

1. General

   Separate Account Nos. 191 (the Foreign Fund), 200 (the Small Cap Growth Fund) and 206 (the Large Cap Growth Fund, the Equity Income Fund, the Small Cap Value Fund, the Equity Index Fund, the LifeStrategy Income Fund, the LifeStrategy Moderate Growth Fund and U.S. Bond Fund) (collectively the Funds) of AXA Equitable Life Insurance Company ("AXA Equitable"), a wholly-owned subsidiary of AXA Financial, Inc., were established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of AXA Equitable.

   AXA Equitable is the investment manager for the Funds.

   Separate Account No. 191 invests 100% of its assets in Class A shares of the Templeton Foreign Fund, a series of Templeton Funds, Inc., which is registered under the Investment Company Act of 1940 as an open-end management investment company. The investment manager of the Templeton Foreign Fund is Templeton Global Advisors Ltd., an indirect wholly-owned subsidiary of Franklin Resources, Inc.

   Separate Account No. 200 invests 100% of its assets in Class A shares of the Fidelity Small Cap Stock Fund, a series of MFS Series Trust II, which was organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end management investment company. The investment adviser of the Fidelity Small Cap Stock Fund is Fidelity Management Research Company.

   Separate Account No. 206 has seven investment funds. The Large Cap Growth Fund invests 100% of its assets in Class I shares of the Janus Adviser Forty Fund. The fund is managed by Janus Adviser Capital Management LLC. The Equity Income Fund invests 100% of its assets in the Dodge & Cox Stock Fund. The Fund is managed by Dodge & Cox Funds. The Small Cap Value Fund invests 100% of its assets in Class A shares of the Wells Fargo Advantage Small Cap Value Fund. The fund is managed by Wells Fargo Funds Management, LLC. The Equity Index Fund invests 100% of its assets in Class A shares of the Vanguard Institutional Index Fund. The fund is managed by the Vanguard Group. The LifeStrategy Income Fund invests 100% of its assets in Class A shares of the Vanguard LifeStrategy Income Fund. The fund is managed by the Vanguard Group. The LifeStrategy Moderate Growth Fund invests 100% of its assets in Class A shares of the Vanguard LifeStrategy Moderate Growth Fund. The fund is managed by the Vanguard Group. The U.S. Bond Fund invests 100% of its assets in Class A shares of the Western Assets Core Bond Fund. The fund is managed by Legg Mason Adviser, Inc. These above funds are registered under the Investment Company Act of 1940 as an open-end management investment company.

2. Significant Accounting Policies

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

   Investments:

   Realized gains and losses on investments include gains and losses on redemptions of the underlying fund's shares (determined on the identified cost basis) and capital gain distributions from the underlying funds. Dividends and realized gain distributions from underlying funds are recorded on ex-dividend date.

                                     FSA-34

Separate Account Nos. 191, 200 and 206
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements (Continued)
December 31, 2006                                 ------------------------------
-------------------------------------------------

2. Significant Accounting Policies (Concluded)

   Investment in the Templeton Foreign Fund, the Fidelity Small Cap Stock Fund, the Janus Adviser Forty Fund, Dodge & Cox Stock Fund, the Wells Fargo Advantage Small Cap Value Fund, the Vanguard Institutional Index Fund, the Vanguard LifeStrategy Income Fund, the Vanguard LifeStrategy Moderate Growth Fund and the Western Assets Core Bond Fund are valued at the underlying mutual fund's net asset value per share.

   Amounts due to/from the General Account represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.

3. Expenses

   Charges and fees relating to the Funds are deducted in accordance with the terms of the various contracts which participate in the Funds. With respect to the American Dental Association Members Retirement Program ("ADA"), these expenses consist of program expense charge, administration fees, direct expenses and record maintenance and report fees. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying statement of operations. The charges and fees are as follows:

   Program Expense Charge - In the year prior to May 1, 2006 the expense charge was made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate of 1/12 of 0.635 of 1% for all asset levels.

   Effective May 1, 2006 an expense charge is made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate of 1/12 of 0.633 of 1%.

   A portion of the Program Expense Charge assessed by AXA Equitable is made on behalf of the ADA and is equal to a monthly rate of 1/12 of 0.02 of 1% for all asset levels.

   Administration Fees:

   AXA Equitable receives a fee based on the value of the Foreign Fund, the Equity Index Fund, the Small Cap Growth Fund, the Equity Income Fund, the Large Cap Growth Fund, the Small Cap Value Fund and the U.S. Bond Fund at a monthly rate of 1/12 of 0.15 of 1% of their respective ADA Program assets. AXA Equitable has agreed to waive the 0.15% administration fee charged to the Funds with the exception of the Equity Index Fund and U.S. Bond Fund. The waiver is expected to be in effect for an indefinite period, but is subject to termination by AXA Equitable upon notice. This charge is deducted from the fund.

   Operating Expenses:

   In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. Other expenses are deducted from the fund.

   A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

   If a variable annuity payment option is elected, a $350 charge is deducted from the amount used to purchase the annuity. A charge for state premium and other taxes is deducted from the amount applied to provide an annuity payout option.

   An enrollment fee of $25 per participant is charged to the employer. If the employer fails to pay these charges,

                                     FSA-35

Separate Account Nos. 191, 200 and 206
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements (Continued)
December 31, 2006                                 ------------------------------
-------------------------------------------------

3. Expenses (Concluded)

   the amount may be deducted from subsequent contributions from the participants account balances.

4. Purchases and Sales on Investments

   For the year ended December 31, 2006, the cost of purchases and proceeds of sales on investment transactions were as follows for Separate Account Nos. 191, 200 and 206:

                                              Purchases       Sales
                                            ------------   -----------
   The Foreign Fund .....................   $36,141,804    $13,602,142
   The Small Cap Growth Fund ............    24,442,584     17,456,768
   The Large Cap Growth Fund ............    15,271,215     13,295,537
   The Equity Income Fund ...............    61,413,181     47,769,729
   The Small Cap Value Fund .............    26,352,545     13,002,284
   The Equity Index Fund ................    17,290,923     26,006,102
   The LifeStrategy Income Fund .........     3,973,731      4,905,355
   The LifeStrategy Moderate Growth
     Fund ...............................    12,613,955     13,201,018
   The U.S. Bond Fund ...................     6,344,124      6,282,698

5. Taxes

   No federal income tax was applicable to contracts participating in the Funds, by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable will affect such contracts. Accordingly, no federal income tax provision is required.

6. Changes in Units Outstanding

   Accumulation units issued and redeemed during the periods indicated were (in thousands):

                                                Year Ended December 31,
                                                -----------------------
                                                    2006        2005
                                                ----------- -----------
   The Foreign Fund
   Issued .....................................     1,179         840
   Redeemed ...................................      (921)       (609)
                                                    -----        ----
   Net Increase (Decrease) ....................       258         231
                                                    -----        ----
   The Small Cap Growth Fund
   Issued .....................................       443         361
   Redeemed ...................................      (511)       (568)
                                                    -----        ----
   Net Increase (Decrease) ....................       (68)       (207)
                                                    -----        ----
   The Large Cap Growth Fund
   Issued .....................................     4,716       4,234
   Redeemed ...................................    (4,555)     (1,800)
                                                   ------      ------
   Net Increase (Decrease) ....................       161       2,434
                                                   ------      ------
   The Equity Income Fund
   Issued .....................................     1,706       1,123
   Redeemed ...................................      (917)       (574)
                                                   ------      ------
   Net Increase (Decrease) ....................       789         549
                                                   ------      ------

                                     FSA-36

Separate Account Nos. 191, 200 and 206
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements (Continued)
December 31, 2006                                 ------------------------------
-------------------------------------------------

6. Changes in Units Outstanding (Concluded)

                                                           Year Ended December
                                                                   31,
                                                          ---------------------
                                                              2006       2005
                                                          ----------- ---------
   The Small Cap Value Fund
   Issued ..............................................      1,585     1,549
   Redeemed ............................................     (1,223)     (969)
                                                             ------     -----
   Net Increase (Decrease) .............................        362       580
                                                             ------     -----
   The Equity Index Fund(a)
   Issued ..............................................      1,101     6,826
   Redeemed ............................................     (1,458)     (680)
                                                             ------     -----
   Net Increase (Decrease) .............................       (357)    6,146
                                                             ------     -----
   The LifeStrategy Income Fund(a)
   Issued ..............................................        244     1,563
   Redeemed ............................................       (346)     (129)
                                                             ------     -----
   Net Increase (Decrease) .............................       (102)    1,434
                                                             ------     -----
   The Vanguard LifeStrategy Moderate Growth Fund(a)
   Issued ..............................................        769     6,441
   Redeemed ............................................       (909)     (336)
                                                             ------     -----
   Net Increase (Decrease) .............................       (140)    6,105
                                                             ------     -----
   The U.S. Bond Fund
   Issued ..............................................        688       827
   Redeemed ............................................       (758)     (446)
                                                             ------     -----
   Net Increase (Decrease) .............................        (70)      381
                                                             ------     -----

   (a) Commenced operations on April 29, 2005.

7. Investment Income Ratio

   Shown below is the investment income ratio throughout the periods indicated for the Separate Account Nos. 191, 200 and 206.

   These amounts represent the dividends, excluding distributions of capital gains, received by the Funds from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Funds is affected by the timing of the declaration of dividends by the underlying mutual fund in which the Funds invest.

                                                                           Year Ended December 31,
                                                           ----------------------------------------------------
                                                              2006       2005       2004       2002       2002
                                                           ---------- ---------- ---------- ---------- --------
   The Foreign Fund ......................................    3.94%      1.97%      2.23%      2.11%      1.55%
   The Small Cap Growth Fund .............................      --%        --       7.60%        --         --
   The Large Cap Growth Fund .............................    0.08%        --         --         --         --
   The Equity Income Fund ................................    0.90%      0.35%      1.33%      1.55%      1.54%
   The Small Cap Value Fund(a) ...........................      --%        --      13.67%      5.72%        --
   The Equity Index Fund (b) (c) .........................    1.85%      1.43%        --         --         --
   The LifeStrategy Income Fund (b) (c) ..................    3.91%      2.81%        --         --         --
   The LifeStrategy Moderate Growth Fund (b) (c) .........    2.79%      2.47%        --         --         --

                                     FSA-37

Separate Account Nos. 191, 200 and 206
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements (Continued)
December 31, 2006                                 ------------------------------
-------------------------------------------------

7. Investment Income Ratio (Concluded)

                                                  Year Ended December 31,
                                     --------------------------------------------------
                                      2006       2005       2004       2002       2002
                                     ------     ------     ------     -----      ------
   The U.S. Bond Fund(a) .........    4.79%      4.64%      6.04%      5.90%      2.13%

   -----------
   (a) Commenced operations on July 22, 2002.
   (b) Commenced operations on April 29, 2005.
   (c) Unannualized.

8. Accumulation Unit Values

   Shown below is accumulation unit value information for ADA units outstanding of Separate Accounts 191, 200 and 206.

                                                                                  Year Ended December 31,
                                                                ----------------------------------------------------------
                                                                  2006         2005         2004         2003        2002
                                                                --------     --------     --------     --------    -------
   The Foreign Fund, 0.70%*
   Unit Value, end of period ..............................     $  36.48     $  30.58     $  27.76     $  23.67    $ 18.28
   Net Assets (000's) .....................................     $144,782     $113,477     $ 96,763     $ 80,270    $62,482
   Number of units outstanding, end of period (000's)              3,968        3,710        3,485        3,391      3,418
   Total Return** .........................................        19.29%       10.17%       17.26%       29.49%     (9.37)%
   The Small Cap Growth Fund, 0.69%*
   Unit Value, end of period ..............................     $  66.20     $  59.31     $  55.26     $  48.91    $ 37.38
   Net Assets (000's) .....................................     $149,964     $138,320     $140,372     $124,110    $90,567
   Number of units outstanding, end of period (000's)              2,265        2,333        2,541        2,537      2,423
   Total Return** .........................................        11.61%        7.35%       12.97%       30.85%    (35.95)%
   The Large Cap Growth Fund, 0.70%*
   Unit Value, end of period ..............................     $   4.98     $   4.55     $   4.00     $   3.43    $  2.77
   Net Assets (000's) .....................................       49,924     $ 44,954     $ 29,910     $ 19,040    $13,675
   Number of units outstanding, end of period (000's)             10,019        9,858        7,462        5,557      4,948
   Total Return** .........................................         9.45%       13.82%       16.62%       23.83%    (41.81)%
   The Equity Income Fund, 0.67%*
   Unit Value, end of period ..............................     $  14.34     $  12.25     $  11.67     $  10.49    $  8.35
   Net Assets (000's) .....................................     $ 56,439     $ 38,566     $ 30,423     $ 22,399    $15,250
   Number of units outstanding, end of period (000's)              3,936        3,147        2,605        2,134      1,827
   Total Return** .........................................        17.06%        4.95%       11.24%       25.63%    (13.74)%
   The Small Cap Value Fund(a), 0.70%*
   Unit Value, end of period ..............................     $  22.87     $  20.38     $  17.85     $  14.99    $ 10.23
   Net Assets (000's) .....................................     $ 67,498     $ 52,823     $ 36,014     $ 18,518    $ 2,123
   Number of units outstanding, end of period (000's)              2,952        2,590        2,016        1,235        207
   Total Return** .........................................        12.22%       14.19%       19.07%       46.53%      2.30%
   The Equity Index Fund(b), 0.83%
   Unit Value, end of period ..............................     $  32.13     $  27.98
   Net Assets (000's) .....................................     $186,091     $172,027           --           --         --
   Number of units outstanding, end of period (000's)              5,791        6,148           --           --         --
   Total Return** .........................................        14.83%        3.98%          --           --         --

                                     FSA-38

Separate Account Nos. 191, 200 and 206
of AXA Equitable Life Insurance Company

-------------------------------------------------
Notes to Financial Statements (Concluded)
December 31, 2006                                 ------------------------------
-------------------------------------------------

8.  Accumulation Unit Values (Concluded)

                                                                                Year Ended December 31,
                                                            ------------------------------------------------------------
                                                              2006          2005          2004         2003        2002
                                                            --------      --------      --------     --------    -------
    The LifeStrategy Income Fund(b), 0.88%
    Unit Value, end of period ...........................   $  18.05      $  16.87            --           --         --
    Net Assets (000's) ..................................   $ 24,069      $ 24,236            --           --         --
    Number of units outstanding, end of period (000's)         1,334         1,436            --           --         --
    Total Return** ......................................       6.99%         2.09%           --           --         --
    The LifeStrategy Moderate Growth Fund(b), 0.83%
    Unit Value, end of period ...........................   $  23.28      $  20.71            --           --         --
    Net Assets (000's) ..................................   $138,881      $126,622            --           --         --
    Number of units outstanding, end of period (000's)         5,966         6,106            --           --         --
    Total Return ........................................      12.41%         4.74%           --           --         --
    The U.S. Bond Fund(a), 0.91%*
    Unit Value, end of period ...........................   $  12.45      $  11.83       $ 11.68      $ 11.22     $10.53
    Net Assets (000's) ..................................   $ 23,340      $ 23,036       $18,323      $12,039     $5,962
    Number of units outstanding, end of period (000's)         1,875         1,945         1,567        1,073        566
    Total Return** ......................................       5.24%         1.29%         4.13%        6.55%      5.30%

    -----------
    * Expenses as percentage of average net assets (0.70%, 0.69%, 0.70%, 0.67%, 0.70%, 0.83%, 0.88%, 0.83%, and 0.91% annualized) consisting of administrative fees, program expenses and certain operating expenses for each period indicated. The ratios included only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner account through the redemption of units and expenses of the underlying fund have been excluded. The summary may not reflect the minimum and maximum contract charges offered by the Company as contractowners may not have selected all available and applicable contract options.

    ** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the fund. The total return is calculated for each period indicated from the effective date through the end of the reporting period.

    (a) Commenced operations on July 22, 2002.
    (b) Commenced operations on April 29, 2005.

                                     FSA-39

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholder of AXA Equitable Life Insurance Company

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of AXA Equitable Life Insurance Company and its subsidiaries ("AXA Equitable") at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of AllianceBernstein L.P. and AllianceBernstein Holding L.P., subsidiaries of AXA Equitable, as of and for the year ended December 31, 2005, whose statements reflect total assets of seven percent of the related consolidated total as of December 31, 2005, and total revenues of thirty-six percent of the related consolidated total for the year ended December 31, 2005. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for AllianceBernstein L.P. and AllianceBernstein Holding L.P., is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 of the Notes to Consolidated Financial Statements, the Company changed its method of accounting for share-based compensation on January 1, 2006, for defined benefit pension and other postretirement plans on December 31, 2006 and for certain nontraditional long-duration contracts and Separate Accounts on January 1, 2004.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 15, 2007

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The General Partner and Unitholders
AllianceBernstein L.P.

We have audited the accompanying consolidated statement of financial condition of AllianceBernstein L.P. and subsidiaries ("AllianceBernstein"), formerly Alliance Capital Management L.P., as of December 31, 2005, and the related consolidated statements of income, changes in partners' capital and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the management of the General Partner. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AllianceBernstein as of December 31, 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
New York, New York
February 24, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The General Partner and Unitholders
AllianceBernstein Holding L.P.

We have audited the accompanying statement of financial condition of AllianceBernstein Holding L.P. ("AllianceBernstein Holding"), formerly Alliance Capital Management Holding L.P., as of December 31, 2005, and the related statements of income, changes in partners' capital and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2005. These financial statements are the responsibility of the management of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AllianceBernstein Holding as of December 31, 2005, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
New York, New York
February 24, 2006

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2006 AND 2005

                                                                                    2006                 2005
                                                                              ---------------       --------------
                                                                                         (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities available for sale, at estimated fair value..............  $    29,031.1         $   30,034.8
  Mortgage loans on real estate.............................................        3,240.7              3,233.9
  Equity real estate, held for the production of income.....................          569.6                616.2
  Policy loans..............................................................        3,898.1              3,824.2
  Other equity investments..................................................        1,562.1              1,208.5
  Trading securities........................................................          465.1                314.3
  Other invested assets.....................................................          891.6                890.2
                                                                              ---------------       --------------
    Total investments.......................................................       39,658.3             40,122.1
Cash and cash equivalents...................................................        1,268.0              1,112.1
Cash and securities segregated, at estimated fair value.....................        1,864.0              1,720.8
Broker-dealer related receivables...........................................        3,481.0              2,929.1
Deferred policy acquisition costs...........................................        8,316.5              7,557.3
Goodwill and other intangible assets, net...................................        3,738.6              3,758.8
Amounts due from reinsurers.................................................        2,689.3              2,604.4
Loans to affiliates.........................................................          400.0                400.0
Other assets................................................................        3,068.8              3,787.6
Separate Accounts' assets...................................................       84,801.6             69,997.0
                                                                              ---------------       --------------

TOTAL ASSETS................................................................  $   149,286.1         $  133,989.2
                                                                              ===============       ==============
LIABILITIES
Policyholders' account balances.............................................  $    26,439.0         $   27,194.0
Future policy benefits and other policyholders liabilities..................       14,085.4             13,997.8
Broker-dealer related payables..............................................          950.3              1,226.9
Customers related payables..................................................        3,980.7              2,924.3
Amounts due to reinsurers...................................................        1,070.8              1,028.3
Short-term and long-term debt...............................................          783.0                855.4
Loans from affiliates.......................................................          325.0                325.0
Income taxes payable........................................................        2,974.2              2,895.6
Other liabilities...........................................................        1,815.8              1,735.0
Separate Accounts' liabilities..............................................       84,801.6             69,997.0
Minority interest in equity of consolidated subsidiaries....................        2,289.9              2,096.4
Minority interest subject to redemption rights..............................          288.0                271.6
                                                                              ---------------       --------------
    Total liabilities.......................................................      139,803.7            124,547.3
                                                                              ---------------       --------------

Commitments and contingent liabilities (Notes 2, 5, 9, 18 and 19)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
   issued and outstanding...................................................            2.5                  2.5
Capital in excess of par value..............................................        5,139.6              4,976.3
Retained earnings...........................................................        4,507.6              4,030.8
Accumulated other comprehensive (loss) income...............................         (167.3)               432.3
                                                                              ---------------       --------------
    Total shareholder's equity..............................................        9,482.4              9,441.9
                                                                              ---------------       --------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................  $   149,286.1         $  133,989.2
                                                                              ===============       ==============


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                     2006             2005             2004
                                                                ---------------  ---------------  ---------------
                                                                                 (IN MILLIONS)
REVENUES
Universal life and investment-type product
  policy fee income...........................................  $    2,252.7     $     1,889.3    $     1,595.4
Premiums......................................................         817.8             881.7            879.6
Net investment income.........................................       2,397.0           2,491.8          2,500.8
Investment gains, net.........................................          46.9              55.4             65.0
Commissions, fees and other income............................       4,373.0           3,626.2          3,384.1
                                                                ---------------  ---------------  ---------------
      Total revenues..........................................       9,887.4           8,944.4          8,424.9
                                                                ---------------  ---------------  ---------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................       1,960.5           1,859.8          1,867.1
Interest credited to policyholders' account balances..........       1,082.5           1,065.5          1,038.1
Compensation and benefits.....................................       2,090.4           1,802.9          1,604.9
Commissions...................................................       1,394.4           1,128.7          1,017.3
Distribution plan payments....................................         292.9             292.0            374.2
Amortization of deferred sales commissions....................         100.4             132.0            177.4
Interest expense..............................................          70.4              76.3             76.8
Amortization of deferred policy acquisition costs.............         689.3             601.3            472.9
Capitalization of deferred policy acquisition costs...........      (1,363.4)         (1,199.4)        (1,015.9)
Rent expense..................................................         204.1             165.2            185.0
Amortization of other intangible assets.......................          23.6              23.5             22.9
Other operating costs and expenses............................       1,262.6             952.4            928.4
                                                                ---------------  ---------------  ---------------
      Total benefits and other deductions.....................       7,807.7           6,900.2          6,749.1
                                                                ---------------  ---------------  ---------------

Earnings from continuing operations before
  income taxes and minority interest..........................       2,079.7           2,044.2          1,675.8
Income taxes..................................................        (427.3)           (519.2)          (396.9)
Minority interest in net income of consolidated subsidiaries..        (599.9)           (466.9)          (384.0)
                                                                ---------------  ---------------  ---------------

Earnings from continuing operations...........................       1,052.5           1,058.1            894.9
Earnings from discontinued operations, net of income taxes....          26.2              15.7              6.8
(Losses) gains on disposal of discontinued operations,
   net of income taxes........................................          (1.9)              -               31.1
Cumulative effect of accounting changes, net of
   income taxes...............................................           -                 -               (2.9)
                                                                ---------------  ---------------  ---------------
Net Earnings..................................................  $    1,076.8     $     1,073.8    $       929.9
                                                                ===============  ===============  ===============


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
    CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                         2006             2005             2004
                                                                    ---------------   --------------   --------------
                                                                                       (IN MILLIONS)
SHAREHOLDER'S EQUITY

Common stock, at par value, beginning and end of year.............  $         2.5     $        2.5     $        2.5
                                                                    ---------------   --------------   --------------

Capital in excess of par value, beginning of year.................        4,976.3          4,890.9          4,848.2
Changes in capital in excess of par value.........................          163.3             85.4             42.7
                                                                    ---------------   --------------   --------------
Capital in excess of par value, end of year.......................        5,139.6          4,976.3          4,890.9
                                                                    ---------------   --------------   --------------

Retained earnings, beginning of year..............................        4,030.8          3,457.0          3,027.1
Net earnings......................................................        1,076.8          1,073.8            929.9
Dividends on common stock.........................................         (600.0)          (500.0)          (500.0)
                                                                    ---------------   --------------   --------------
Retained earnings, end of year....................................        4,507.6          4,030.8          3,457.0
                                                                    ---------------   --------------   --------------

Accumulated other comprehensive income, beginning of year.........          432.3            874.1            892.8
Other comprehensive loss .........................................         (150.1)          (441.8)           (18.7)
Adjustment to initially apply SFAS No.158, net of income taxes ...         (449.5)             -                -
                                                                    ---------------   --------------   --------------
Accumulated other comprehensive (loss) income, end of year........         (167.3)           432.3            874.1
                                                                    ---------------   --------------   --------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR...........................  $     9,482.4     $    9,441.9     $    9,224.5
                                                                    ===============   ==============   ==============

COMPREHENSIVE INCOME
Net earnings......................................................  $     1,076.8     $    1,073.8     $      929.9
                                                                    ---------------   --------------   --------------
Change in unrealized losses, net of reclassification
   adjustments....................................................         (150.1)          (441.8)           (31.1)
Cumulative effect of accounting changes...........................            -                -               12.4
                                                                    ---------------   --------------   --------------
Other comprehensive loss..........................................         (150.1)          (441.8)           (18.7)
                                                                    ---------------   --------------   --------------
COMPREHENSIVE INCOME..............................................  $       926.7     $      632.0     $      911.2
                                                                    ===============   ==============   ==============


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                      2006              2005             2004
                                                                 ---------------   ---------------  ---------------
                                                                                   (IN MILLIONS)

Net earnings..................................................   $     1,076.8     $    1,073.8     $       929.9
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances........         1,082.5          1,065.5           1,038.1
  Universal life and investment-type product
    policy fee income.........................................        (2,252.7)        (1,889.3)         (1,595.4)
  Net change in broker-dealer and customer related
    receivables/payables......................................           117.2           (347.4)            379.6
  Investment gains, net.......................................           (46.9)           (55.4)            (65.0)
  Change in deferred policy acquisition costs.................          (674.1)          (598.1)           (543.0)
  Change in future policy benefits............................            52.7             64.4             129.3
  Change in income tax payable................................           425.9            340.5             349.6
  Change in accounts payable and accrued expenses.............            85.5             23.7             (27.4)
  Change in segregated cash and securities, net...............          (143.2)          (231.8)           (203.2)
  Minority interest in net income of consolidated subsidiaries           599.9            466.9             384.1
  Change in fair value of guaranteed minimum income
    benefit reinsurance contracts.............................            14.8            (42.6)            (61.0)
  Amortization of deferred sales commissions..................           100.4            132.0             177.4
  Other depreciation and amortization.........................           144.9            149.6             210.3
  Amortization of other intangible assets, net................            23.6             23.6              22.9
  Losses (gains) on disposal of discontinued operations ......             1.9              -               (31.1)
  Other, net..................................................           363.5           (134.6)             14.3
                                                                 ---------------   ---------------  ---------------

Net cash provided by (used in) operating activities...........           972.7             40.8           1,109.4
                                                                 ---------------   ---------------  ---------------

Cash flows from investing activities:
  Maturities and repayments...................................         2,962.2          2,926.2           3,341.9
  Sales of investments........................................         1,536.9          2,432.9           2,983.6
  Purchases of investments....................................        (4,262.3)        (5,869.1)         (7,052.5)
  Change in short-term investments............................            65.6             13.8             (18.4)
  Purchase of minority interest in consolidated subsidiary ...             -                -              (410.7)
  Increased in capitalized software, leasehold improvements
     and EDP equipment .......................................          (146.1)          (101.2)            (69.3)
  Other, net..................................................          (390.4)          (116.3)            173.2
                                                                 ---------------   ---------------  ---------------

Net cash used in investing activities.........................          (234.1)          (713.7)         (1,052.2)
                                                                 ---------------   ---------------  ---------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                      2006               2005               2004
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)
Cash flows from financing activities:
  Policyholders' account balances:
    Deposits..................................................   $    3,865.2       $     3,816.8      $     4,029.4
    Withdrawals from and transfers to Separate Accounts.......       (3,569.1)           (2,779.1)          (2,716.0)
  Net change in short-term financings.........................          327.7                 -                  -
  Repayments of long-term debt ...............................         (400.0)             (400.0)               -
  Proceeds in loans from affiliates...........................            -                 325.0                -
  Shareholder dividends paid..................................         (600.0)             (500.0)            (500.0)
  Other, net..................................................         (206.5)             (417.3)            (130.1)
                                                                -----------------  -----------------  -----------------

Net cash (used in) provided by financing activities...........         (582.7)               45.4              683.3
                                                                -----------------  -----------------  -----------------

Change in cash and cash equivalents...........................          155.9              (627.5)             740.5
Cash and cash equivalents, beginning of year..................        1,112.1             1,739.6              999.1
                                                                -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year........................   $    1,268.0       $     1,112.1      $     1,739.6
                                                                =================  =================  =================

Supplemental cash flow information:

  Interest Paid...............................................   $       59.9       $        74.5      $        86.2
                                                                =================  =================  =================
  Income Taxes (Refunded) Paid................................   $      (40.8)      $       146.5      $       154.4
                                                                =================  =================  =================


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)      ORGANIZATION

        AXA Equitable Life Insurance Company ("AXA Equitable," and collectively with its consolidated subsidiaries the "Company") is an indirect, wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial," and collectively with its consolidated subsidiaries, "AXA Financial Group"). AXA Financial is a wholly owned subsidiary of AXA, a French holding company for an international group of insurance and related financial services companies.

        The Company conducts operations in two business segments: the Insurance and Investment Management segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

        Insurance
        ---------

        The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, variable and fixed-interest annuity products, mutual funds and other investment products and asset management to individuals and small and medium size businesses and professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Company's insurance business is conducted principally by AXA Equitable and its wholly owned life insurance subsidiary, AXA Life and Annuity Company ("AXA Life"), formerly The Equitable of Colorado.

        Investment Management
        ---------------------

        The Investment Management segment (formerly the Investment Services segment) is principally comprised of the investment management business of AllianceBernstein L.P., a Delaware limited partnership, and its subsidiaries ("AllianceBernstein"). AllianceBernstein provides research, diversified investment management and related services globally to a broad range of clients. Its principal services include: (a) institutional investments, including unaffiliated corporate and public employee pension funds, endowment funds, domestic and foreign institutions and governments, by means of separately managed accounts, sub-advisory relationships, structured products, group trusts, mutual funds and other investment vehicles, (b) retail, servicing individual investors, primarily by means of retail mutual funds, sub-advisory relationships in respect of mutual funds sponsored by third parties, separately managed account programs that are sponsored by various financial intermediaries worldwide, and other investment vehicles, (c) private clients, including high-net-worth individuals, trusts and estates, charitable foundations, partnerships, private and family corporations and other entities, by means of separately managed accounts, hedge funds, mutual funds, and other investment vehicles, and
        (d) institutional research by means of in-depth independent, fundamental research, portfolio strategy, trading and brokerage-related services. Principal subsidiaries of AllianceBernstein include: SCB Inc., formally known as Sanford C. Bernstein, Inc. ("Bernstein"), Sanford C. Bernstein & Co. LLC ("SCB LLC"), Sanford C. Bernstein Limited ("SCBL") and SCB Partners, Inc. ("SCB Partners"). This segment includes institutional Separate Accounts principally managed by AllianceBernstein that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

        In October 2000, AllianceBernstein acquired substantially all of the assets and liabilities of SCB Inc (the "Bernstein Acquisition"). AXA Financial agreed to provide liquidity to these former Bernstein shareholders after a two-year lockout period that ended October 2002. Since 2002, the Company acquired 18.9 million units in AllianceBernstein L.P. ("AllianceBernstein Units") at the aggregate market price of $660.4 million from SCB Inc and SCB Partners under a preexisting agreement and recorded additional goodwill of $217.9 million and other intangible assets of $26.9 million. Minority interest subject to redemption rights represents the remaining 16.3 million of private AllianceBernstein Units issued to former Bernstein shareholders in connection with AllianceBernstein's acquisition of Bernstein. At December 31, 2006 and 2005, the Company's consolidated economic interest in AllianceBernstein was 45.6% and 46.3%, respectively. At December 31, 2006 and 2005,
        AXA Financial Group's consolidated economic interest in AllianceBernstein was approximately 60.3% and 61.1%, respectively. On

        February 23, 2007, AXA Financial purchased another tranche of 8.16 million AllianceBernstein Units pursuant to an exercise of the AllianceBernstein put at a purchase price of approximately $745.7 million. After the purchase, together with its ownership with other AXA Financial Group companies, the beneficial ownership in AllianceBernstein L.P. increased by approximately 3% to 63.3%. The remaining 8.16 million AllianceBernstein Units may be sold to AXA Financial at the prevailing market price no sooner than nine months after the February 23, 2007 purchase or over the following period ending October 2, 2009.

2)      SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

        The accompanying consolidated financial statements include the accounts of AXA Equitable and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally AllianceBernstein; and those investment companies, partnerships and joint ventures in which AXA Equitable or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

        All significant intercompany transactions and balances have been eliminated in consolidation. The years "2006," "2005" and "2004" refer to the years ended December 31, 2006, 2005 and 2004, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation. The consolidated statements of cash flows for 2005 and 2004 have been revised to reflect cash outflows related to capitalized software, leasehold improvements and EDP equipment as cash used in investing activities rather than cash used by operating activities to be consistent with the 2006 presentation.

        Accounting Changes
        ------------------

        On December 31, 2006, the Company implemented SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," requiring employers to recognize the over or under funded status of such benefit plans as an asset or liability in the balance sheet for reporting periods ending after December 15, 2006 and to recognize subsequent changes in that funded status as a component of other comprehensive income. The funded status of a plan is measured as the difference between plan assets at fair value and the projected benefit obligation for pension plans or the benefit obligation for any other postretirement plan. SFAS No. 158 does not change the determination of net periodic benefit cost or its presentation in the statement of earnings. However, its requirements represent a significant change to previous accounting guidance that generally delayed recognition of certain changes in plan assets and benefit obligations in the balance sheet and only required disclosure of the complete funded status of the plans in the notes to the financial statements.

        As required by SFAS No. 158, the $449.5 million, net of income tax and minority interest, impact of initial adoption has been reported as an adjustment to the December 31, 2006 balance of accumulated other comprehensive income in the accompanying consolidated financial statements. The consequent recognition of the funded status of its defined benefit pension at December 31, 2006 reduced total assets by approximately $684.2 million, due to the reduction of prepaid pension cost of $684.2 million and decreased total liabilities by approximately $234.7 million. The change in liabilities principally resulted from the decrease in income taxes payable of $242.7 million partially offset by an increase in benefit plan liabilities of $12.0 million. See Note 12 of Notes to Consolidated Financial Statements for further information.

        SFAS No. 158 imposes an additional requirement, effective for fiscal years ending after December 15, 2008, to measure plan assets and benefit obligations as of the date of the employer's year-end balance sheet, thereby eliminating the option to elect an earlier measurement date alternative of not more than three months prior to that date, if used consistently each year. This provision of SFAS No. 158 will have no impact on the Company as it already uses a December 31 measurement date for all of its plan assets and benefits obligations.

        On January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment". To effect its adoption, the Company elected the "modified prospective method" of transition. Under this method, prior-period results were not restated. Prior to the adoption of SFAS No. 123(R), The Company had elected to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and, as a result, the recognition of stock-based compensation expense generally was limited to amounts attributed to awards of restricted shares and various cash-settled programs such as stock appreciation rights. SFAS No. 123(R) requires the cost of all share-based payments to employees to be recognized in the financial statements based on their fair values, resulting in compensation expense for certain types of the Company's equity-classified award programs for which no cost previously would have been charged to net earnings under APB No. 25, most notably for employee options to purchase AXA American Depository Receipts ("ADRs") and AXA ordinary shares and for employee stock purchase plans. As a result of adopting SFAS No. 123(R) on January 1, 2006, consolidated earnings from continuing operations before income taxes and minority interest for 2006 and consolidated net earnings for 2006 were $46.9 million and $29.9 million lower, respectively, than if these plans had continued to be accounted for under APB No. 25.

        Under the modified prospective method, the Company applied the measurement, recognition, and attribution requirements of SFAS No. 123(R) to stock-based compensation awards granted, modified, repurchased or cancelled on or after January 1, 2006. In addition, beginning in first quarter 2006, costs associated with unvested portions of outstanding employee stock option awards at January 1, 2006 that prior to adoption of SFAS No. 123(R) would have been reflected by the Company only in pro forma disclosures, were recognized in the consolidated statement of earnings over the awards' remaining future service-vesting periods. Liability-classified awards outstanding at January 1, 2006, such as performance units and stock appreciation rights, were remeasured to fair value. The remeasurement resulted in no adjustment to their intrinsic value basis, including the cumulative effect of differences between actual and expected forfeitures, primarily due to the de minimis time remaining to expected settlement of these awards.

        Effective with its adoption of SFAS No. 123(R), the Company elected the "short-cut" transition alternative for approximating the historical pool of windfall tax benefits available in shareholder's equity at January 1, 2006 as provided by the Financial Accounting Standards Board (the "FASB") in FASB Staff Position ("FSP") No. 123(R)-3, "Transition Election Related to Accounting For the Tax Effects of Share-Based Payment Awards". This historical pool represents the cumulative tax benefits of tax deductions for employee share-based payments in excess of compensation costs recognized under GAAP, either in the financial statements or in the pro forma disclosures. In the event that a shortfall of tax benefits occurs during a reporting period (i.e. tax deductions are less than the related cumulative compensation expense), the historical pool will be reduced by the amount of the shortfall. If the shortfall exceeds the amount of the historical pool, there will be a negative impact on the results of operations. In 2006, additional windfall tax benefits resulted from employee exercises of stock option awards.

        On January 1, 2006, the Company adopted the provisions of SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of APB No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include transition provisions. To enhance comparability, this statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The cumulative effect of the change is reported in the carrying value of assets and liabilities as of the first period presented, with the offset applied to opening retained earnings. Each period presented is adjusted to show the period specific effects of the change. Only direct effects of the change will be retrospectively recognized; indirect effects will be recognized in the period of change. SFAS No. 154 carries forward without change APB No. 20's guidance for reporting the correction of an error and a change in accounting estimate as well as SFAS No. 3's provisions governing reporting accounting changes in interim financial statements. The adoption of SFAS No. 154 did not have an impact on the Company's results of operations or financial position.

        In third quarter 2004, the Company began to implement FSP No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003", that provides guidance on employers' accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MMA") signed into law in December 2003. The MMA introduced a prescription drug benefit under Medicare Part D that would go into effect in 2006 as well as a Federal subsidy to employers whose plans provide an "actuarially equivalent" prescription drug benefit. FSP No. 106-2 required the effects of the MMA to be reflected in measurements of the accumulated postretirement benefits obligation and net periodic postretirement benefit cost made on or after the date of enactment. As permitted by FSP No. 106-2, the Company initially elected to defer these remeasurements and to provide required disclosures pending regulations regarding the determination of eligibility for the Federal subsidy under the MMA. Following consideration of regulations and guidance issued by the Center for Medicare and Medicaid Services in fourth quarter 2005, management and its actuarial advisors concluded that the prescription drug benefits provided under the Company's retiree medical plans are actuarially equivalent to the new Medicare prescription drug benefits. Consequently, the estimated subsidy has been reflected in measurements of the accumulated postretirement benefits obligations for these plans as of January 1, 2005, and the resulting aggregate reduction of $51.9 million was accounted for prospectively as an actuarial experience gain in accordance with FSP No. 106-2. The impact of the MMA, including the effect of the subsidy, resulted in a decrease in the annual net periodic postretirement benefits costs for 2005 of approximately $7.4 million.

        At March 31, 2004, the Company completed its transition to the consolidation and disclosure requirements of FASB Interpretation ("FIN") 46(R), "Consolidation of Variable Interest Entities, Revised".

        At December 31, 2006 and 2005, the Insurance Group's General Account held $5.8 million of investment assets issued by VIEs and determined to be significant variable interests under FIN 46(R). At December 31, 2006 and 2005, as reported in the consolidated balance sheet, these investments included $4.7 million of fixed maturities (collateralized debt and loan obligations) and $1.1 million of other equity investments (principally investment limited partnership interests) and are subject to ongoing review for impairment in value. These VIEs do not require consolidation because management has determined that the Insurance Group is not the primary beneficiary. These variable interests at December 31, 2006 represent the Insurance Group's maximum exposure to loss from its direct involvement with the VIEs. The Insurance Group has no further economic interest in these VIEs in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations.

        Management of AllianceBernstein has reviewed its investment management agreements and its investments in and other financial arrangements with certain entities that hold client assets under management to determine the entities that AllianceBernstein is required to consolidate under FIN 46(R). These include certain mutual fund products domiciled in Luxembourg, India, Japan, Singapore and Australia (collectively, the "Offshore Funds"), hedge funds, structured products, group trusts and joint ventures.

        AllianceBernstein derived no direct benefit from client assets under management of these entities other than investment management fees and cannot utilize those assets in its operations.

        AllianceBernstein has significant variable interests in certain other VIEs with approximately $226.4 million in client assets under management. However, these VIEs do not require consolidation because management has determined that AllianceBernstein is not the primary beneficiary. AllianceBernstein's maximum exposure to loss in these entities is limited to its investments in and prospective investment management fees earned in these entities.

        Effective January 1, 2004, the Company adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts." SOP 03-1 required a change in the Company's accounting policies relating to
        (a) general account interests in separate accounts, (b) assets and liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts, (c) liabilities related to group pension participating contracts, and (d) liabilities related to certain mortality and annuitization benefits, such as the no lapse guarantee feature contained in variable and interest-sensitive life policies.

        The adoption of SOP 03-1 required changes in several of the Company's accounting policies relating to separate account assets and liabilities. The Company now reports the General Account's interests in separate accounts as trading account securities in the consolidated balance sheet; prior to the adoption of SOP 03-1, such interests were included in Separate Accounts' assets. Also, the assets and liabilities of two Separate Accounts are now presented and accounted for as General Account assets and liabilities.

        Investment assets in these Separate Accounts principally consist of fixed maturities that are classified as available for sale in the accompanying consolidated financial statements. These two Separate Accounts hold assets and liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts. In addition, liabilities associated with the market value adjustment feature are now reported at the accrued account balance. Prior to the adoption of SOP 03-1, such liabilities had been reported at market adjusted value.

        Prior to the adoption of SOP 03-1, the liabilities for group pension participating contracts were adjusted only for changes in the fair value of certain related investment assets that were reported at fair value in the balance sheet (including fixed maturities and equity securities classified as available for sale, but not equity real estate or mortgage loans) with changes in the liabilities recorded directly in Accumulated other comprehensive income to offset the unrealized gains and losses on the related assets. SOP 03-1 required an adjustment to the liabilities for group pension participating contracts to reflect the fair value of all the assets on which those contracts' returns are based, regardless of whether those assets are reported at fair value in the balance sheet. Changes in the liability related to fluctuations in asset fair values are now reported as Interest credited to policyholders' account balances in the consolidated statements of earnings.

        In addition, the adoption of SOP 03-1 resulted in a change in the method of determining liabilities associated with the no lapse guarantee feature contained in variable and interest-sensitive life contracts. While both the Company's previous method of establishing the no lapse guarantee reserve and the SOP 03-1 method are based on accumulation of a portion of the charges for the no lapse guarantee feature, SOP 03-1 specifies a different approach for identifying the portion of the fee to be accrued and establishing the related reserve.

        The adoption of SOP 03-1 as of January 1, 2004 resulted in a decrease in 2004 net earnings of $2.9 million and an increase in other comprehensive income of $12.4 million related to the cumulative effect of the required changes in accounting. The determination of liabilities associated with group pension participating contracts and mortality and annuitization benefits, as well as related impacts on deferred acquisition costs, is based on models that involve numerous estimates and subjective judgments. There can be no assurance that the ultimate actual experience will not differ from management's estimates.

        New Accounting Pronouncements
        -----------------------------

        On September 15, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. It applies only to fair value measurements that are already required or permitted by other accounting standards, except for measurements of share-based payments and measurements that are similar to, but not intended to be, fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application encouraged. Management is currently assessing the potential impacts of adoption of SFAS No. 157.

        On July 13, 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes," to clarify the criteria used to recognize and measure the economic benefits associated with tax positions taken or expected to be taken in a tax return. Under FIN 48, a tax benefit is recognized only if it is "more likely than not" to be sustained assuming examination by the taxing authority, based on the technical merits of the position. Tax positions meeting the recognition criteria are required to be measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon ultimate settlement and, accordingly, requires consideration of the amounts and probabilities of potential settlement outcomes. FIN 48 also addresses subsequent derecognition of tax positions, changes in the measurement of recognized tax positions, accrual and classification of interest and penalties, and accounting in interim periods. FIN 48 is effective for fiscal years beginning after December 15, 2006, thereby requiring application of its provisions, including the threshold criteria for recognition, to all tax positions of AXA Financial Group at January 1, 2007. The cumulative effect of applying FIN 48, if any, is to be reported as an adjustment to the opening balance of retained earnings. In addition, annual disclosures with respect to income taxes have been expanded by FIN 48 and require inclusion of a tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the reporting period. Management is currently assessing the potential impacts of adoption of FIN 48.

        On September 19, 2005, the AICPA released SOP 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts". The SOP requires identification of transactions that result in a substantial change in an insurance contract. Transactions subject to review include internal contract exchanges, contract modifications via amendment, rider or endorsement and elections of benefits, features or rights contained within the contract. If determined that a substantial change has occurred, the related deferred policy acquisition costs ("DAC")/VOBA and other related balances must be written off. The SOP is effective for transactions occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. Restatement of previously issued annual financial statements is not permitted, and disclosure of the pro forma effects of retroactive application or the pro forma effect on the year of adoption is not required. The adoption of SOP 05-1 is not expected to have a material impact on the Company's results of operations or financial position.

        Closed Block
        ------------

        As a result of demutualization, the Closed Block was established in 1992 for the benefit of certain individual participating policies that were in force on that date. Assets, liabilities and earnings of the Closed Block are specifically identified to support its participating policyholders.

        Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of AXA Equitable. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of AXA Equitable's General Account, any of its Separate Accounts or any affiliate of AXA Equitable without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account.

        The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

        If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

        Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

        Investments
        -----------

        The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary. The redeemable preferred stock investments reported in fixed maturities include real estate investment trusts ("REIT") perpetual preferred stock, other perpetual preferred stock and redeemable preferred stock. These securities may not have a stated maturity, may not be cumulative and do not provide for mandatory redemption by the issuer.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net.

        Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

        Valuation allowances are netted against the asset categories to which they apply.

        Policy loans are stated at unpaid principal balances.

        Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) or those that meet FIN 46(R) requirements for consolidation are consolidated; those in which the Company does not have control and a majority economic interest and those that do not meet FIN 46(R) requirements for consolidation are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Equity securities include common stock and non-redeemable preferred stock classified as either trading or available for sale securities, are carried at estimated fair value and are included in other equity investments.

        Trading securities, which include equity securities and fixed maturities, are carried at estimated fair value.

        Short-term investments are stated at amortized cost, which approximates fair value, and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

        Derivatives
        -----------

        The Company primarily uses derivatives for asset/liability risk management, for hedging individual securities and certain equity exposures and to reduce its exposure to interest rate fluctuations on its long-term debt obligations. Various derivative instruments are used to achieve these objectives, including interest rate floors, futures and interest rate swaps. None of the derivatives were designated as qualifying hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".

        The Insurance Group issues certain variable annuity products with Guaranteed Minimum Death Benefit ("GMBD") and Guaranteed Minimum Income Benefit ("GMIB") features. The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholder account balances would support. The risk associated with the GMIB feature is that under-performance of the financial markets could result in GMIB benefits, in the event of election, being higher than what accumulated policyholders account balances would support. For both GMDB and GMIB, the Company retains basis risk and risk associated with actual versus expected assumptions for mortality, lapse and election rate. The Company regularly enters into futures contracts to hedge such risks. The futures contracts are managed to correlate with changes in the value of the GMDB and GMIB feature that result from financial markets movements. In addition, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by the Company. Reinsurance contracts covering GMIB exposure are considered derivatives under SFAS No. 133, and, therefore, are required to be reported in the balance sheet at their fair value. GMIB reinsurance fair values are reported in the consolidated balance sheets in Other assets. Changes in GMIB reinsurance fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings. Since there is no readily available market for GMIB reinsurance contracts, the determination of their fair values is based on models which involve numerous estimates and subjective judgments including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. There can be no assurance that ultimate actual experience will not differ from management's estimates. See Note 8 of Notes to Consolidated Financial Statements.

        Margins on individual insurance and annuity contracts are affected by interest rate fluctuations. If interest rates fall, crediting interest rates and dividends would be adjusted subject to competitive pressures. In addition, policies are subject to minimum rate guarantees. To hedge exposure to lower interest rates, the Company has used interest rate floors.

        The Company is exposed to equity market fluctuations through investments in Separate Accounts. The Company enters into exchange traded equity futures contracts to minimize such risk.

        The Company is exposed to counterparty risk attributable to hedging transactions entered into with counterparties. Exposure to credit risk is controlled with respect to each counterparty through a credit appraisal and approval process. Each counterparty is currently rated 1 by the National Association of Insurance Commissioners ("NAIC").

        All derivatives outstanding at December 31, 2006 and 2005 are recognized on the balance sheet at their fair values and all outstanding equity-based and treasury futures contracts were exchange-traded and are net settled daily. All gains and losses on derivative financial instruments are reported in earnings.

        Net Investment Income, Investment Gains (Losses), Net and Unrealized
        --------------------------------------------------------------------
        Investment Gains (Losses)
        -------------------------

        Net investment income and realized investment gains (losses), net (together, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

        Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

        Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

        Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred income taxes, amounts attributable to certain pension operations principally consisting of group non-participating wind-up annuity products ("Wind-up Annuities"), Closed Block policyholders dividend obligation and DAC related to universal life and investment-type products and participating traditional life contracts.

        Fair Value of Other Financial Instruments
        -----------------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded from fair value disclosures, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market values of off-balance-sheet financial instruments of the Insurance Group were not material at December 31, 2006 and 2005.

        Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

        The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

        The fair values for variable deferred annuities and single premium deferred annuities, included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

        Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate that takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as revenue when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        DAC
        ---

        Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC amortization. Conversely, an increase in expected gross profits would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Management sets expected future gross profit assumptions related to Separate Account performance using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (6.8% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (12.8% net of product weighted average Separate Account fees) and 0% (-2.2% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2006, current projections of future average gross market returns assume a 0.5% return for 2007, which is within the maximum and minimum limitations, and assume a reversion to the mean of 9% after 7 quarters.

        In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has been improving in recent years.

        Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2006, the average rate of assumed investment yields, excluding policy loans, was 6.0% grading to 6.5% over 10 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        Contractholder Bonus Interest Credits
        -------------------------------------

        Contractholder bonus interest credits are offered on certain deferred annuity products in the form of either immediate bonus interest credited or enhanced interest crediting rates. The interest crediting expense associated with these contractholder bonus interest credits is deferred and amortized over the lives of the underlying contracts in a manner consistent with the amortization of DAC. Unamortized balances are included in Other assets.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        AXA Equitable issues certain variable annuity products with a GMDB feature, guaranteed minimum accumulation benefits ("GMAB") and guaranteed minimum withdrawal benefits for life ("WBL"). AXA Equitable also issues certain variable annuity products that contain a GMIB feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit base. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.0% to 10.9% for life insurance liabilities and from 2.25% to 8.7% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Policyholders' Dividends
        ------------------------

        The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by AXA Equitable's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by AXA Equitable.

        At December 31, 2006, participating policies, including those in the Closed Block, represent approximately 4.4% ($9.1 billion) of directly written life insurance in-force, net of amounts ceded.

        Separate Accounts
        -----------------

        Generally, Separate Accounts established under New York State Insurance Law are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. Assets held in the Separate Accounts are carried at quoted market values or, where quoted values are not readily available, at estimated fair values as determined by the Insurance Group. The assets and liabilities of three Separate Accounts are presented and accounted for as General Account assets and liabilities due to the fact that not all of the investment performance in those Separate Accounts is passed through to policyholders. Two of those Separate Accounts were reclassified to the General Account in connection with the adoption of SOP 03-1 as of January 1, 2004.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2006, 2005 and 2004, investment results of such Separate Accounts were gains of $5,689.1 million, $3,409.5 million and $2,191.4 million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all policies including those funded by Separate Accounts are included in revenues.

        Recognition of Investment Management Revenues and Related Expenses
        ------------------------------------------------------------------

        Commissions, fees and other income principally include Investment Management advisory and service fees. Investment Management advisory and service base fees, generally calculated as a percentage, referred to as basis points ("BPs"), of assets under management, are recorded as revenue as the related services are performed; they include brokerage transactions charges received by SCB LLC, for certain retail, private client and institutional investment client transactions. Certain investment advisory contracts provide for a performance-based fee, in addition to or in lieu of a base fee, that is calculated as either a percentage of absolute investment results or a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance-based fees are recorded as revenue at the end of each measurement period. Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and SCBL, for in-depth research and other services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

        Commissions paid to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein mutual funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which the deferred sales commissions are generally recovered from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received.

        AllianceBernstein's management tests the deferred sales commission asset for recoverability quarterly. AllianceBernstein's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received.

        Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC is based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

        Significant assumptions utilized to estimate future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the one-year, three-year and five-year periods ended December 31, 2006. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted cash flows are compared to the recorded value of the deferred sales commission asset. If AllianceBernstein's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using AllianceBernstein's management's best estimate of future cash flows discounted to a present value amount.

        Goodwill and Other Intangible Assets
        ------------------------------------

        Goodwill represents the excess of the purchase price over the fair value of identifiable assets of acquired companies, and relates principally to the Bernstein Acquisition and purchases of AllianceBernstein units. Goodwill is tested annually for impairment.

        Intangible assets related to the Bernstein Acquisition and purchases of AllianceBernstein units include costs assigned to contracts of businesses acquired. These costs continue to be amortized on a straight-line basis over estimated useful lives of twenty years.

        Other Accounting Policies
        -------------------------

        Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

        AXA Financial and certain of its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Discontinued operations include real estate held-for-sale.

        Real estate investments meeting the following criteria are classified as real estate held-for-sale:

        o Management having the authority to approve the action commits the organization to a plan to sell the property.

        o The property is available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets.

        o An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.

        o The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year.

        o The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

        o Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Real estate held-for-sale is stated at depreciated cost less valuation allowances. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held-for-sale.

        Real estate held-for-sale is included in the Other assets line in the consolidated balance sheets. The results of operations for real estate held-for-sale in each of the three years ended December 31, 2006 were not significant.

3)      INVESTMENTS

        Fixed Maturities and Equity Securities
        --------------------------------------

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                   GROSS            GROSS
                                              AMORTIZED          UNREALIZED       UNREALIZED       ESTIMATED
                                                 COST              GAINS            LOSSES        FAIR VALUE
                                            ---------------   --------------   ---------------  --------------
                                                                       (IN MILLIONS)
       DECEMBER 31, 2006
       -----------------
       Fixed Maturities:
         Available for Sale:
           Corporate.....................   $    23,023.3      $     690.4     $      264.5     $   23,449.2
           Mortgage-backed...............         1,931.1              2.7             38.3          1,895.5
           U.S. Treasury, government
             and agency securities.......         1,284.3             29.9             10.4          1,303.8
           States and political
             subdivisions................           170.2             17.3               .9            186.6
           Foreign governments...........           219.2             38.1               .3            257.0
           Redeemable preferred stock....         1,879.8             78.8             19.6          1,939.0
                                            ---------------   --------------   ---------------  --------------
             Total Available for Sale....   $    28,507.9     $      857.2     $      334.0     $   29,031.1
                                            ===============   ==============   ===============  ==============

       Equity Securities:
         Available for sale..............   $        95.7     $        2.2     $         .9     $       97.0
         Trading securities..............           408.0             35.4              9.9            433.5
                                            ---------------   --------------   ---------------  --------------
       Total Equity Securities...........   $       503.7     $       37.6     $       10.8     $      530.5
                                            ===============   ==============   ===============  ==============

       December 31, 2005
       -----------------
       Fixed Maturities:
         Available for Sale:
           Corporate.....................   $    23,222.8     $      977.4     $      190.7     $   24,009.5
           Mortgage-backed...............         2,386.3              8.3             39.3          2,355.3
           U.S. Treasury, government
             and agency securities.......         1,448.7             37.5              7.6          1,478.6
           States and political
             subdivisions................           193.4             19.1               .3            212.2
           Foreign governments...........           238.2             40.9               .1            279.0
           Redeemable preferred stock....         1,605.5            104.9             10.2          1,700.2
                                            ---------------   --------------   ---------------  --------------
             Total Available for Sale....   $    29,094.9     $    1,188.1     $      248.2     $   30,034.8
                                            ===============   ==============   ===============  ==============

       Equity Securities:
         Available for sale..............   $        45.7     $        2.1     $         .4     $       47.4
         Trading securities..............           262.5             24.5              3.2            283.8
                                            ---------------   --------------   ---------------  --------------
       Total Equity Securities...........   $       308.2     $       26.6     $        3.6     $      331.2
                                            ===============   ==============   ===============  ==============

        At December 31, 2006 and 2005 respectively, the Company had trading fixed maturities with a amortized cost of $30.5 million and $30.5 million and carrying value of $31.6 million and $30.5 million. Gross unrealized gains on trading fixed maturities were $.5 million and zero for 2006 and 2005 respectively.

        For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2006 and 2005, securities without a readily ascertainable market value having an amortized cost of $4,417.0 million and $4,307.8 million, respectively, had estimated fair values of $4,518.5 million and $4,492.4 million, respectively.

        The contractual maturity of bonds at December 31, 2006 is shown below:

                                                                                        AVAILABLE FOR SALE
                                                                               -------------------------------------
                                                                                  AMORTIZED           ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)
       Due in one year or less..............................................    $      988.0       $       994.9
       Due in years two through five........................................         5,654.5             5,838.3
       Due in years six through ten.........................................        10,604.3            10,653.5
       Due after ten years..................................................         7,450.2             7,709.9
                                                                               -----------------   -----------------
           Subtotal.........................................................        24,697.0            25,196.6
       Mortgage-backed securities...........................................         1,931.1             1,895.5
                                                                               -----------------   -----------------
       Total................................................................    $   26,628.1       $    27,092.1
                                                                               =================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio. This review process includes a quarterly review of certain assets by the Insurance Group's Investments Under Surveillance Committee that evaluates whether any investments are other than temporarily impaired. Based on the analysis, a determination is made as to the ability of the issuer to service its debt obligations on an ongoing basis. If this ability is deemed to be other than temporarily impaired, then the appropriate provisions are taken.

        The following table discloses fixed maturities (1,769 issues) that have been in a continuous unrealized loss position for less than a twelve month period and greater than a twelve month period as of December 31, 2006:

                                  LESS THAN 12 MONTHS            12 MONTHS OR LONGER                   TOTAL
                             -------------------------------  ----------------------------   ----------------------------
                                                   GROSS                          GROSS                          GROSS
                                ESTIMATED       UNREALIZED      ESTIMATED      UNREALIZED      ESTIMATED      UNREALIZED
                                FAIR VALUE        LOSSES        FAIR VALUE       LOSSES        FAIR VALUE       LOSSES
                             --------------   --------------  -------------  -------------   -------------  -------------
                                                                    (IN MILLIONS)
   Fixed Maturities:
     Corporate.............  $   3,081.0      $     36.9      $   5,999.7    $    227.6      $   9,080.7    $    264.5
     Mortgage-backed.......        189.2             1.3          1,529.0          37.0          1,718.2          38.3
     U.S. Treasury,
       government and
       agency securities...         98.7              .2            447.0          10.2            545.7          10.4
     States and political
       subdivisions........          -                 -             25.9            .9             25.9            .9
     Foreign governments...          6.6              .1              9.5            .2             16.0            .3
     Redeemable
       preferred stock.....        174.0             2.4            495.9          17.2            669.9          19.6
                             --------------   --------------  -------------  -------------   -------------  -------------

   Total Temporarily
     Impaired Securities ..  $   3,549.5      $     40.9      $   8,507.0    $    293.1      $  12,056.4    $    334.0
                             ==============   ==============  =============  =============   =============  =============

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting primarily of public high yield bonds. These corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or NAIC designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2006, approximately $656.0 million or 2.3% of the $28,507.9 million aggregate amortized cost of fixed maturities held by the Company was considered to be other than investment grade.

        At December 31, 2006, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $3.1 million.

        Mortgage Loans
        --------------

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $65.0 and $65.3 million at December 31, 2006 and 2005, respectively. Gross interest income on these loans included in net investment income aggregated $4.1 million, $5.0 million and $6.9 million in 2006, 2005 and 2004, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $4.8 million, $6.0 million and $8.5 million in 2006, 2005 and 2004, respectively.

        Impaired mortgage loans along with the related investment valuation allowances for losses follow:

                                                                                         DECEMBER 31,
                                                                            ----------------------------------------
                                                                                   2006                  2005
                                                                            ------------------   -------------------
                                                                                         (IN MILLIONS)
        Impaired mortgage loans with investment valuation allowances.......   $      76.8          $      78.3
        Impaired mortgage loans without investment valuation allowances....            .1                  4.5
                                                                            ------------------   -------------------
        Recorded investment in impaired mortgage loans.....................          76.9                 82.8
        Investment valuation allowances....................................         (11.3)               (11.8)
                                                                            ------------------   -------------------
        Net Impaired Mortgage Loans........................................   $      65.6          $      71.0
                                                                            ==================   ===================

        During 2006, 2005 and 2004, respectively, the Company's average recorded investment in impaired mortgage loans was $78.8 million, $91.2 million and $148.3 million. Interest income recognized on these impaired mortgage loans totaled $4.5 million, $8.9 million and $11.0 million for 2006, 2005 and 2004, respectively.

        Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2006 and 2005, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $65.5 million and $71.1 million.

        Equity Real Estate
        ------------------

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2006 and 2005, the Company owned $204.8 million and $217.8 million, respectively, of real estate acquired in satisfaction of debt. During 2006, 2005 and 2004, no real estate was acquired in satisfaction of debt.

        Accumulated depreciation on real estate was $232.1 million and $214.1 million at December 31, 2006 and 2005, respectively. Depreciation expense on real estate totaled $21.6 million, $22.6 million and $20.8 million for 2006, 2005 and 2004, respectively.

        Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                  2006             2005              2004
                                                            ---------------  ---------------   --------------
                                                                               (IN MILLIONS)
        Balances, beginning of year........................   $     11.8       $      11.3      $     20.5
        Additions charged to income........................         10.1               3.6             3.9
        Deductions for writedowns and
          asset dispositions...............................          (.9)             (3.1)          (13.1)
                                                            ---------------  ---------------   --------------
        Balances, End of Year..............................   $     21.0       $      11.8      $     11.3
                                                            ===============  ===============   ==============

        Balances, end of year comprise:
          Mortgage loans on real estate....................   $     11.3       $      11.8       $     11.3
          Equity real estate...............................          9.7               -                -
                                                            ---------------  ---------------   --------------
        Total..............................................   $     21.0       $      11.8       $     11.3
                                                            ===============  ===============   ==============

        Equity Method Investments
        -------------------------

        Included in other equity investments, are interests in limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $1,272.2 million and $1,028.6 million, respectively, at December 31, 2006 and 2005. Included in equity real estate are interests in real estate joint ventures accounted for under the equity method with a total carrying value of $70.9 million and $119.6 million, respectively, at December 31, 2006 and 2005. The Company's total equity in net earnings (losses) for these real estate joint ventures and limited partnership interests was $169.6 million, $157.2 million and $66.2 million, respectively, for 2006, 2005 and 2004.

        Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (6 and 8 individual ventures at December 31, 2006 and 2005, respectively) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2006                2005
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)
       BALANCE SHEETS
       Investments in real estate, at depreciated cost........................  $     421.7         $     527.4
       Investments in securities, generally at estimated fair value...........         94.6               118.4
       Cash and cash equivalents..............................................          9.7                27.5
       Other assets...........................................................         22.3                18.6
                                                                               -----------------   -----------------
       Total Assets...........................................................  $     548.3         $     691.9
                                                                               =================   =================

       Borrowed funds - third party...........................................  $     278.1         $     282.7
       Other liabilities......................................................          6.8                12.4
                                                                               -----------------   -----------------
       Total liabilities......................................................        284.9               295.1
                                                                               -----------------   -----------------

       Partners' capital......................................................        263.4               396.8
                                                                               -----------------   -----------------
       Total Liabilities and Partners' Capital................................  $     548.3         $     691.9
                                                                               =================   =================

       The Company's Carrying Value in These Entities Included Above..........  $      78.7         $     135.6
                                                                               =================   =================


                                                                  2006             2005              2004
                                                            ---------------  ---------------   --------------
                                                                              (IN MILLIONS)

        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............   $       88.5     $    98.2           $  95.2
        Net revenues of other limited
          partnership interests............................           (1.3)          6.3              19.8
        Interest expense - third party.....................          (18.5)        (18.2)            (16.9)
        Other expenses.....................................          (53.7)        (62.2)            (64.0)
                                                            ---------------  ---------------   --------------
        Net Earnings.......................................   $       15.0     $    24.1           $  34.1
                                                            ===============  ===============   ==============

        The Company's Equity in Net Earnings of These
          Entities Included Above..........................   $       14.4     $    11.6           $  11.0
                                                            ===============  ===============   ==============

        Derivatives
        -----------

        At December 31, 2006, the Company had open exchange-traded futures positions on the S&P 500, Russell 1000, NASDAQ 100 and European, Australasia, Far East ("EAFE") indices, having initial margin requirements of $140.7 million. Contracts are net settled daily. At December 31, 2006, the Company had open exchange-traded futures positions on the 10-year U.S. Treasury Note, having initial margin requirements of $4.2 million.

        The outstanding notional amounts of derivative financial instruments purchased and sold at December 31, 2006 and 2005 were:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2006                2005
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)
       Notional Amount by Derivative Type:
          Options:
              Floors.........................................................   $     32,000        $    24,000
              Exchange traded U.S. Treasuries and equity index futures.......          3,536              2,208
                                                                               -----------------   -----------------
          Total..............................................................   $     35,536        $    26,208
                                                                               =================   =================

        At December 31, 2006 and 2005 and during the years then ended, there were no financial instruments that contained implicit or explicit terms that met the definitions of an embedded derivative component that needed to be separated from the host contract and accounted for as a derivative under the provisions of SFAS No. 133.

4)      GOODWILL AND OTHER INTANGIBLE ASSETS

        The carrying value of goodwill related to the AllianceBernstein totaled $3.4 billion at December 31, 2006 and 2005.

        The gross carrying amount of AllianceBernstein related intangible assets were $563.7 million and $564.1 million at December 31, 2006 and 2005, respectively and the accumulated amortization of these intangible assets were $232.1 million and $208.5 million at December 31, 2006 and 2005, respectively. Amortization expense related to the AllianceBernstein intangible assets totaled $23.6 million, $23.5 million and $22.9 million for 2006, 2005 and 2004, respectively.

        At December 31, 2006 and 2005, respectively, net deferred sales commissions totaled $194.9 million and $196.6 million and are included within the Investment Management segment's Other assets. The estimated amortization expense of deferred sales commissions based on the December 31, 2006 net balance for each of the next five years is $77.8 million, $54.1 million, $39.3 million, $18.3 million and $4.9 million.

5)      FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

        The carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 6, 10 and 16 of Notes to Consolidated Financial Statements are presented below:

                                                                           DECEMBER 31,
                                                --------------------------------------------------------------------
                                                             2006                                2005
                                                --------------------------------   ---------------------------------
                                                   CARRYING        ESTIMATED          Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value          Fair Value
                                                ---------------  ---------------   ---------------  ----------------
                                                                           (IN MILLIONS)
        Consolidated:
        ------------
        Mortgage loans on real estate..........   $   3,240.7      $   3,285.7       $   3,233.9       $   3,329.0
        Other limited partnership interests....       1,262.6          1,262.6           1,015.2           1,015.2
        Policy loans...........................       3,898.1          4,252.9           3,824.2           4,245.6
        Policyholders liabilities:
          Investment contracts.................      17,092.5         17,106.0          18,021.0          18,289.1
        Long-term debt.........................         199.8            229.7             207.4             240.2

        Closed Block:
        ------------
        Mortgage loans on real estate..........   $     809.4      $     827.8       $     930.3       $     957.7
        Other equity investments...............           2.2              2.2               3.3               3.3
        Policy loans...........................       1,233.1          1,372.8           1,284.4           1,454.1
        SCNILC liability.......................          10.4             10.3              11.4              11.6

        Wind-up Annuities:
        -----------------
        Mortgage loans on real estate..........   $       2.9      $       3.0       $       6.7       $       7.1
        Other equity investments...............           2.3              2.3               3.1               3.1
        Guaranteed interest contracts..........           5.8              6.0               6.5               6.4
        Long-term debt.........................         101.7            101.7             101.7             101.7

6)      CLOSED BLOCK

        Summarized financial information for the Closed Block follows:

                                                                                DECEMBER 31,         December 31,
                                                                                    2006                 2005
                                                                              ----------------     -----------------
                                                                                         (IN MILLIONS)
        CLOSED BLOCK LIABILITIES:
        Future policy benefits, policyholders' account balances and other....   $    8,759.5       $     8,866.1
        Policyholder dividend obligation.....................................            3.2                73.7
        Other liabilities....................................................           29.1                28.6
                                                                              ----------------    -----------------
        Total Closed Block liabilities.......................................        8,791.8             8,968.4
                                                                              ----------------    -----------------
        ASSETS DESIGNATED TO THE CLOSED BLOCK:
        Fixed maturities, available for sale, at estimated fair value
          (amortized cost of $5,967.6 and $5,761.5)..........................        6,019.4             5,908.7
        Mortgage loans on real estate........................................          809.4               930.3
        Policy loans.........................................................        1,233.1             1,284.4
        Cash and other invested assets.......................................            6.8                56.2
        Other assets.........................................................          286.2               304.4
                                                                              ----------------    -----------------
        Total assets designated to the Closed Block..........................        8,354.9             8,484.0
                                                                              ----------------    -----------------
        Excess of Closed Block liabilities over assets designated to
           the Closed Block..................................................          436.9               484.4

        Amounts included in accumulated other comprehensive income:
           Net unrealized investment gains, net of deferred income tax expense of $17.0 and $25.7 and policyholder dividend
             obligations of $3.2 and $73.7...................................           31.6                47.8
                                                                              ----------------    -----------------
        Maximum Future Earnings To Be Recognized From Closed Block
           Assets and Liabilities............................................   $      468.5       $       532.2
                                                                              ================    =================


        Closed Block revenues and expenses as follow:

                                                                  2006         2005           2004
                                                             ------------  ------------   -----------
                                                                          (IN MILLIONS)

      REVENUES:
      Premiums and other income............................   $   428.1     $  449.3       $  471.0
      Investment income (net of investment
         expenses of $0.1, $0, and $0.3)...................       520.2        525.9          554.8
      Investment gains, net................................         1.7          1.2           18.6
                                                             ------------  ------------   -----------
      Total revenues.......................................       950.0        976.4        1,044.4
                                                             ------------  ------------   -----------

      BENEFITS AND OTHER DEDUCTIONS:
      Policyholders' benefits and dividends................       852.2        842.5          883.8
      Other operating costs and expenses...................         3.0          3.4            3.5
                                                             ------------  ------------   -----------
      Total benefits and other deductions..................       855.2        845.9          887.3
                                                             ------------  ------------   -----------

      Net revenues before income taxes.....................        94.8        130.5          157.1
      Income tax expense...................................       (31.1)       (45.6)         (56.4)
                                                             ------------  ------------   -----------
      Net Revenues.........................................   $    63.7     $   84.9       $  100.7
                                                             ============  ============   ===========


        Reconciliation of the policyholder dividend obligation follows:

                                                                                         DECEMBER 31,
                                                                               ------------------------------
                                                                                     2006             2005
                                                                               ---------------   ------------
                                                                                         (IN MILLIONS)
       Balance at beginning of year........................................     $      73.7       $ 264.3
       Unrealized investment losses........................................           (70.5)       (190.6)
                                                                               ---------------   -----------
       Balance at End of Year .............................................     $       3.2       $  73.7
                                                                               ===============   ===========

        Impaired mortgage loans along with the related investment valuation allowances follow:

                                                                                          DECEMBER 31,
                                                                               -----------------------------
                                                                                     2006          2005
                                                                               --------------   ------------
                                                                                         (IN MILLIONS)
       Impaired mortgage loans with investment valuation allowances........     $      17.8       $ 59.1
       Impaired mortgage loans without investment valuation allowances.....              .1          4.0
                                                                               ---------------   -----------
       Recorded investment in impaired mortgage loans......................            17.9         63.1
       Investment valuation allowances.....................................            (7.3)        (7.1)
                                                                               ---------------   -----------
       Net Impaired Mortgage Loans.........................................     $      10.6       $ 56.0
                                                                               ===============   ===========

        During 2006, 2005 and 2004, the Closed Block's average recorded investment in impaired mortgage loans was $59.9 million, $61.0 million and $62.6 million, respectively. Interest income recognized on these impaired mortgage loans totaled $3.3 million, $4.1 million and $4.7 million for 2006, 2005 and 2004, respectively.

        Valuation allowances amounted to $7.3 million and $7.1 million on mortgage loans on real estate at December 31, 2006 and 2005, respectively. Writedowns of fixed maturities amounted to $1.4 million, $7.7 million and $10.8 million for 2006, 2005 and 2004, respectively.

7)      CONTRACTHOLDER BONUS INTEREST CREDITS

        Changes in the deferred asset for contractholder bonus interest credits are as follows:

                                                                                           DECEMBER 31,
                                                                               ------------------------------
                                                                                     2006             2005
                                                                               ---------------    -----------
                                                                                         (IN MILLIONS)
       Balance, beginning of year..........................................     $     555.0         $ 461.0
       Contractholder bonus interest credits deferred .....................           155.4           142.4
       Amortization charged to income .....................................           (59.7)          (48.4)
                                                                               ---------------   ------------
       Balance, End of Year ...............................................     $     650.7         $ 555.0
                                                                               ===============   ============

8)      GMDB, GMIB AND NO LAPSE GUARANTEE FEATURES

        A) Variable Annuity Contracts - GMDB and GMIB
           ------------------------------------------

        The Company has certain variable annuity contracts with GMDB and GMIB features in-force that guarantee one of the following:

        o Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

        o Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

        o  Roll-Up:  the benefit is the greater of current  account value or
           premiums  paid   (adjusted  for   withdrawals)   accumulated   at
           contractually specified interest rates up to specified ages; or

        o Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

        The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities:


                                                                  GMDB          GMIB            TOTAL
                                                             --------------  -----------    ------------
                                                                               (IN MILLIONS)

       Balance at January 1, 2004.........................   $      69.3      $  85.6        $ 154.9
         Paid guarantee benefits..........................         (46.8)        -             (46.8)
         Other changes in reserve.........................          45.1         32.0           77.1
                                                            ---------------  ------------   ------------
       Balance at December 31, 2004.......................          67.6        117.6          185.2
         Paid guarantee benefits..........................         (39.6)        (2.2)         (41.8)
         Other changes in reserve.........................          87.2         58.2          145.4
                                                            ---------------  ------------   ------------
       Balance at December 31, 2005.......................         115.2        173.6          288.8
         Paid guarantee benefits..........................         (31.6)        (3.3)         (34.9)
         Other changes in reserve.........................          80.1         58.0          138.1
                                                            ---------------  ------------   ------------
       Balance at December 31, 2006.......................   $     163.7      $  228.3       $ 392.0
                                                            ===============  ============   ============

        Related GMDB reinsurance ceded amounts were:

                                                                   GMDB
                                                             -----------------

        Balance at January 1, 2004.........................   $      17.2
          Paid guarantee benefits..........................         (12.9)
          Other changes in reserve.........................           6.0
                                                             -----------------
        Balance at December 31, 2004.......................          10.3
          Paid guarantee benefits..........................         (12.1)
          Other changes in reserve.........................          24.5
                                                             -----------------
        Balance at December 31, 2005.......................          22.7
          Paid guarantee benefits..........................          (9.1)
          Other changes in reserve.........................          10.0
                                                             -----------------
        Balance at December 31, 2006.......................   $      23.6
                                                             =================

        The December 31, 2006 values for those variable annuity contracts in-force on such date with GMDB and GMIB features are presented in the following table. For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values. For contracts with the GMIB feature, the net amount at risk in the event of annuitization is the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship exclusive:

        between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. Since variable annuity contracts with GMDB guarantees may also offer GMIB guarantees in the same contract, the GMDB and GMIB amounts listed are not mutually

                                                  RETURN
                                                    OF
                                                  PREMIUM         RATCHET         ROLL-UP          COMBO           TOTAL
                                               -------------- ----------------  -------------   -------------  ---------------
                                                                        (DOLLARS IN MILLIONS)
      GMDB:
      -----
        Account values invested in:
           General Account..................   $   11,331      $      408       $     319      $      646       $    12,704
           Separate Accounts................   $   25,633      $    7,856       $   7,653      $   23,165       $    64,307
        Net amount at risk, gross...........   $      302      $      234       $   1,447      $       41       $     2,024
        Net amount at risk, net of
           amounts reinsured................   $      302      $      164       $     883      $       41       $     1,390
        Average attained age of
           contractholders..................         49.5            61.0            64.3            61.2              52.6
        Percentage of contractholders
          over age 70.......................          7.5%           22.6%           33.6%           21.2%             11.8%
        Range of contractually specified
           interest rates...................         N/A              N/A            3%-6%           3%-6%

      GMIB:
      -----
        Account values invested in:
           General Account..................         N/A              N/A       $      87       $     882       $       969
           Separate Accounts................         N/A              N/A       $   5,248       $  31,736       $    36,984
        Net amount at risk, gross...........         N/A              N/A       $     277       $      -        $       277
        Net amount at risk, net of
           amounts reinsured................         N/A              N/A       $      71       $      -        $        71
        Weighted average years remaining
           until earliest annuitization.....         N/A              N/A             2.4             8.4               7.4
        Range of contractually specified
           interest rates...................         N/A              N/A            3%-6%            3%-6%

        B) Separate Account Investments by Investment Category Underlying GMDB
           -------------------------------------------------------------------
           and GMIB Features
           -----------------

        The total account values of variable annuity contracts with GMDB and GMIB features include amounts allocated to the guaranteed interest option which is part of the General Account and variable investment options which invest through Separate Accounts in variable insurance trusts. The following table presents the aggregate fair value of assets, by major investment category, held by Separate Accounts that support variable annuity contracts with GMDB and GMIB benefits and guarantees. The investment performance of the assets impacts the related account values and, consequently, the net amount of risk associated with the GMDB and GMIB benefits and guarantees. Since variable annuity contracts with GMDB benefits and guarantees may also offer GMIB benefits and guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:

               INVESTMENT IN VARIABLE INSURANCE TRUST MUTUAL FUNDS

                                                                                   DECEMBER 31,   December 31,
                                                                                       2006           2005
                                                                                  -------------   -------------
                                                                                          (IN MILLIONS)
       GMDB:
          Equity.............................................................      $    42,885     $  35,857
          Fixed income.......................................................            4,438         4,353
          Balanced...........................................................           14,863         9,121
          Other..............................................................            2,121         1,813
                                                                                  --------------  -------------
          Total..............................................................      $    64,307     $  51,144
                                                                                  ==============  =============
       GMIB:
          Equity.............................................................      $    22,828     $  17,540
          Fixed income.......................................................            2,727         2,608
          Balanced...........................................................           10,439         5,849
          Other..............................................................              990           680
                                                                                  --------------  -------------
          Total..............................................................      $    36,984     $  26,677
                                                                                  ==============  =============

        C) Hedging Programs for GMDB and GMIB Features
           -------------------------------------------

        In 2003, the Company initiated a program intended to provide an economic hedge against certain risks associated with the GMDB feature of the Accumulator(R) series of variable annuity products sold beginning April 2002. In 2004, the program was expanded to provide an economic hedge against certain risks associated with the GMIB feature of the Accumulator(R) series of variable annuity products sold beginning 2004. This program currently utilizes exchange-traded futures contracts that are dynamically managed in an effort to reduce the economic impact of unfavorable changes in GMDB and GMIB exposures attributable to movements in the equity and fixed income markets. At December 31, 2006, the total account value and net amount at risk of the hedged Accumulator(R) series of variable annuity contracts were $41,597 million and $52 million, respectively, with the GMDB feature and $24,409 million and zero million, respectively, with the GMIB feature.

        Although these programs are designed to provide economic protection against the impact adverse market conditions may have with respect to GMDB and GMIB guarantees, they do not qualify for hedge accounting treatment under SFAS No. 133. Therefore, SFAS No. 133 requires gains or losses on the futures contracts used in these programs, including current period changes in fair value, to be recognized in investment income in the period in which they occur, and may contribute to earnings volatility.

        D)  Variable and Interest-Sensitive Life Insurance Policies - No Lapse
            ------------------------------------------------------------------
            Guarantee
            ---------

        The no lapse guarantee feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due. The no lapse guarantee remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements.

        The following table summarizes the no lapse guarantee liabilities reflected in the General Account in future policy benefits and other policyholders liabilities, and related reinsurance ceded:

                                                                DIRECT       REINSURANCE
                                                               LIABILITY         CEDED           NET
                                                             ------------   --------------   ------------
                                                                             (IN MILLIONS)
       Balance at January 1, 2004.........................    $   37.4        $   -            $  37.4
         Impact of adoption of SOP 03-1...................       (23.4)           (1.7)          (25.1)
         Other changes in reserve.........................         6.5            (4.4)            2.1
                                                             ------------   --------------   -------------
       Balance at December 31, 2004.......................        20.5            (6.1)           14.4
         Other changes in reserve.........................        14.3           (14.3)              -
                                                             ------------   --------------   -------------
       Balance at December 31, 2005.......................        34.8           (20.4)           14.4
         Other changes in reserve.........................        32.0           (27.5)            4.5
                                                             ------------   --------------   -------------
       Balance at December 31, 2006.......................    $   66.8        $  (47.9)        $  18.9
                                                             ============   ==============   =============

9)      REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

        The Insurance Group reinsures most of its new variable life, universal life and term life policies on an excess of retention basis. The Insurance Group maintains a maximum retention on single life policies of $25 million and on second-to-die policies of $30 million with the excess 100% reinsured. For certain segments of its business, the Insurance Group ceded 40% of the business underwritten by AXA Equitable on a guaranteed or simplified issue basis was ceded on a yearly renewable term basis. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases. Likewise, certain risks that would otherwise be reinsured on a proportional basis have been retained.

        At December 31, 2006, the Company had reinsured in the aggregate approximately 31.3% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 74% of its current liability exposure resulting from the GMIB feature. See Note 8 of Notes to Consolidated Financial Statements.

        Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, considered derivatives under SFAS No. 133, at December 31, 2006 and 2005 were $117.8 million and $132.6 million, respectively. The (decrease) increase in estimated fair value was $(14.8) million, $42.6 million and $61.0 million for 2006, 2005 and 2004, respectively.

        At December 31, 2006 and 2005, respectively, reinsurance recoverables related to insurance contracts amounted to $2.69 billion and $2.60 billion. Reinsurance payables related to insurance contracts totaling $54.2 million and $39.7 million are included in other liabilities in the consolidated balance sheets.

        The Insurance Group cedes substantially all of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $262.6 million and $288.4 million at December 31, 2006 and 2005, respectively.

        The Insurance Group also cedes a portion of its extended term insurance and paid up life insurance and substantially all of its individual disability income business through various coinsurance agreements.

        In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life reinsurance from professional reinsurers. The Insurance Group has also assumed accident, health, aviation and space risks by participating in or reinsuring various reinsurance pools and arrangements. Reinsurance assumed reserves at December 31, 2006 and 2005 were $644.4 million and $624.6 million, respectively.

        The following table summarizes the effect of reinsurance (excluding group life and health):

                                                                  2006             2005         2004
                                                             --------------   -------------- ----------
                                                                               (IN MILLIONS)

       Direct premiums....................................   $     854.6      $  901.0       $ 828.9
       Reinsurance assumed................................         196.1         170.1         191.2
       Reinsurance ceded..................................        (232.9)       (189.4)       (140.5)
                                                            ---------------  ------------   -----------
       Premiums                                              $     817.8      $  881.7       $ 879.6
                                                            ===============  ============   ===========
       Universal Life and Investment-type Product
         Policy Fee Income Ceded..........................   $     152.8      $  169.3       $ 134.8
                                                            ===============  ============   ===========
       Policyholders' Benefits Ceded......................   $     379.2      $  300.2       $ 361.0
                                                            ===============  ============   ===========
       Interest Credited to Policyholders' Account
         Balances Ceded...................................   $      53.8      $   50.9        $ 50.2
                                                            ===============  ============   ===========

        Individual Disability Income and Major Medical
        ----------------------------------------------
        Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $92.9 million and $91.2 million at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, respectively, $1,032.4 million and $1,043.9 million of DI reserves and associated liabilities were ceded through indemnity reinsurance agreements with a singular reinsurance group. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                                 2006          2005         2004
                                                            ------------  ------------  ------------
                                                                          (IN MILLIONS)
       Incurred benefits related to current year.........    $    35.8     $   35.6      $   35.0
       Incurred benefits related to prior years..........          9.9         50.3          12.8
                                                            ------------  ------------  ------------
       Total Incurred Benefits...........................    $    45.7     $   85.9      $   47.8
                                                            ============  ============  ============

       Benefits paid related to current year.............    $    14.0     $   14.8      $   12.9
       Benefits paid related to prior years..............         30.0         44.7          33.1
                                                            ------------  ------------  ------------
       Total Benefits Paid...............................    $    44.0     $   59.5      $   46.0
                                                            ============  ============  ============


10)     SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                                       DECEMBER 31,
                                                                              -----------------------------
                                                                                   2006            2005
                                                                              -------------    ------------
                                                                                       (IN MILLIONS)
       Short-term debt:
       Current portion of long-term debt...................................   $      -         $    399.7
       Promissory note, 5.27% .............................................       248.3             248.3
       AllianceBernstein commercial paper .................................       334.9              -
                                                                              ------------     -----------
       Total short-term debt...............................................       583.2             648.0
                                                                              ------------     -----------
       Long-term debt:
       AXA Equitable:
         Surplus Notes, 7.70%, due 2015....................................       199.8             199.8
                                                                              ------------     -----------
             Total AXA Equitable...........................................       199.8             199.8
                                                                              ------------     -----------
       AllianceBernstein:
         Other.............................................................          -                7.6
                                                                              ------------     -----------
             Total AllianceBernstein.......................................          -                7.6
                                                                              ------------     -----------
       Total long-term debt................................................       199.8             207.4
                                                                              ------------     -----------
       Total Short-term and Long-term Debt.................................   $   783.0        $    855.4
                                                                              ============     ===========

        Short-term Debt
        ---------------

        On July 9, 2004, AXA and certain of its subsidiaries, including AXA Financial, entered into a (euro)3.5 billion global revolving credit facility which matures July 9, 2009, with a group of 30 commercial banks and other lenders. Under the terms of the revolving credit facility, up to $500.0 million is available to AXA Financial for general corporate purposes.

        AXA Equitable has a $350.0 million, one-year promissory note, of which $101.7 million is included within Wind-up Annuities. The promissory note, which matures in March 2007, is related to wholly owned real estate. Certain terms of the promissory note, such as interest rate and maturity date, are negotiated annually.

        At December 31, 2006 and 2005, the Company had pledged real estate of $326.0 million and $320.8 million, respectively, as collateral for certain short-term debt.

        In August 2001, AllianceBernstein issued $400.0 million 5.625% notes pursuant to a shelf registration statement that originally permitted AllianceBernstein to issue up to $600.0 million in senior debt securities. AllianceBernstein currently has $200.0 million available under the shelf registration statement for future issuances. The proceeds from the AllianceBernstein notes were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes. The AllianceBernstein notes matured in August 2006. AllianceBernstein used cash flow from operations as well as proceeds from the issuance of commercial paper to retire the notes at maturity.

        In February 2006, AllianceBernstein entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders. The revolving credit facility is intended to provide back-up liquidity for AllianceBernstein's commercial paper program, which increased from $425.0 million to $800.0 million in May 2006. Under the revolving credit facility, the interest rate, at the option of AllianceBernstein, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal Funds rate. The revolving credit facility contains covenants that, among other things, require AllianceBernstein to meet certain financial ratios. AllianceBernstein was in compliance with the covenants as of December 31, 2006.

        As of December 31, 2006, AllianceBernstein maintained a $100.0 million extendible commercial notes ("ECN") program as a supplement to AllianceBernstein's commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support.

        In 2006, SCB LLC entered into four separate uncommitted credit facility agreements with various banks, each for $100.0 million. As of December 31, 2006, there were no amounts outstanding under these credit facilities. During the first quarter 2007, SCB LLC increased three of the agreements to $200.0 million each and entered into an additional agreement for $100.0 million with a new bank.

        Long-term Debt
        --------------

        At December 31, 2006, the Company was not in breach of any debt covenants.

11)     RELATED PARTY TRANSACTIONS

        The Company reimburses AXA Financial for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to AXA Financial of the benefits provided which totaled $53.5 million, $57.2 million and $55.0 million, respectively, for 2006, 2005 and 2004.

        The Company paid $767.2 million, $695.0 million and $658.8 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2006, 2005 and 2004. The Company charged AXA Distribution's subsidiaries $352.9 million, $324.4 million and $293.1 million, respectively, for their applicable share of operating expenses for 2006, 2005 and 2004, pursuant to the Agreements for Services.

        In September 2001, AXA Equitable loaned $400.0 million to AXA Insurance Holding Co. Ltd., a Japanese subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.

        In 2005, AXA Financial issued a note to AXA Equitable in the amount of $325.0 million with an interest rate of 6.00% and a maturity date of December 1, 2035. Interest on this note is payable semi-annually.

        In 2003, AXA Equitable entered into a reinsurance agreement with AXA Financial Reinsurance Company (Bermuda), LTD ("AXA Bermuda"), an indirect, wholly owned subsidiary of AXA Financial, to cede certain term insurance policies written after December 2002. AXA Equitable ceded $91.9 million, $57.9 million and $28.6 million of premiums and $49.1 million, $26.3 million and $16.4 million of reinsurance reserves to AXA Bermuda in 2006, 2005 and 2004, respectively.

        Various AXA affiliates cede a portion of their life and health insurance business through reinsurance agreements to AXA Cessions, an AXA affiliated reinsurer. AXA Cessions, in turn, retrocedes a quota share portion of these risks to AXA Equitable on a one-year term basis. Premiums earned in 2006 under this arrangement totaled approximately $1.1 million.

        Both AXA Equitable and AllianceBernstein, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements that include technology and professional development arrangements. Payments by AXA Equitable and AllianceBernstein to AXA under such agreements totaled approximately $28.8 million, $32.8 million and $30.2 million in 2006, 2005 and 2004, respectively. Payments by AXA and AXA affiliates to AXA Equitable under such agreements totaled $27.9 million, $30.4 million and $38.9 million in 2006, 2005 and 2004, respectively. Included in the payments by AXA and AXA affiliates to the Company are $12.6 million, $12.7 million and $12.7 million from AXA Tech, which represent the net amount of payments resulting from services and facilities provided by the Company to AXA Tech of $111.0 million, $110.9 million and $106.4 million less the payments for services provided from AXA Tech to the Company of $98.4 million, $98.2 million and $93.7 million for 2006, 2005 and 2004, respectively.

        Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by AllianceBernstein. These revenues are described below:

                                                                   2006               2005               2004
                                                             -----------------   ----------------  ------------------
                                                                                  (IN MILLIONS)

        Investment advisory and services fees..............   $       840.5       $       728.5     $        744.7
        Distribution revenues..............................           421.0               397.8              447.3
        Other revenues - shareholder servicing fees........            97.2                99.3              116.0
        Other revenues - other.............................             6.9                 8.0                8.8
        Institutional research services....................             1.4                 3.5                5.3


12)     EMPLOYEE BENEFIT PLANS

        The Company (other than AllianceBernstein) sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. These pension plans are non-contributory and their benefits are based on a cash balance formula and/or, for certain participants, years of service and final average earnings over a specified period in the plans. AllianceBernstein maintains a qualified, non-contributory, defined benefit retirement plan covering current and former employees who were employed by AllianceBernstein in the United States prior to October 2, 2000. AllianceBernstein's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company uses a December 31 measurement date for its pension and postretirement plans.

        Generally, the Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company made cash contributions of $4.3 million in 2006. No significant cash contributions to the Company's qualified plans are expected to be required to satisfy their minimum funding requirements for 2007.

        Components of net periodic pension expense for the Company's qualified and non-qualified plans were as follows:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (In Millions)
       Service cost.......................................   $        37.6      $        36.0       $       34.6
       Interest cost on projected benefit obligations.....           122.1              123.7              121.9
       Expected return on assets..........................          (184.8)            (173.7)            (170.9)
       Net amortization and deferrals.....................            81.0               78.8               64.7
                                                            -----------------  -----------------   -----------------
       Net Periodic Pension Expense.......................   $        55.9      $        64.8       $       50.3
                                                            =================  =================   =================

        The plans' projected benefit obligations under the Company's qualified and non-qualified plans were comprised of:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2006                2005
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)
       Benefit obligations, beginning of year.................................  $     2,365.5       $    2,212.0
       Service cost...........................................................           30.6               30.0
       Interest cost..........................................................          122.1              123.7
       Actuarial (gains) losses ..............................................          (64.7)             128.7
       Benefits paid..........................................................         (159.2)            (128.9)
                                                                               -----------------   -----------------
       Benefit Obligations, End of Year.......................................  $     2,294.3       $    2,365.5
                                                                               =================   =================

        At December 31, 2006, the Company adopted SFAS No. 158, requiring recognition, in the consolidated balance sheet, of the funded status of its defined benefit pension plans, measured as the difference between plan assets at fair value and the projected benefit obligations. The following table discloses the change in plan assets and the reconciliation of the funded status of the Company's qualified plans to amounts included in the accompanying consolidated balance sheets:

                                                                                             DECEMBER 31,
                                                                                  -----------------------------------
                                                                                       2006               2005
                                                                                  ----------------  -----------------
                                                                                            (IN MILLIONS)
       Plan assets at fair value, beginning of year.............................. $    2,278.5       $     2,126.7
       Actual return on plan assets..............................................        282.0               208.9
       Contributions.............................................................          4.3                78.5
       Benefits paid and fees....................................................       (168.8)             (135.6)
                                                                                  ----------------  -----------------
       Plan assets at fair value, end of year....................................      2,396.0             2,278.5
       Projected benefit obligations.............................................      2,294.3             2,365.5
                                                                                  ----------------  -----------------
       Overfunding (underfunding) of plan assets over
         projected benefit obligations...........................................        101.7               (87.0)
       Unrecognized prior service cost...........................................          -                 (24.4)
       Unrecognized net loss from past experience different
         from that assumed.......................................................          -                 957.3
       Unrecognized net asset at transition......................................          -                  (1.0)
                                                                                  ----------------  -----------------
       Prepaid Pension Cost, Net................................................. $      101.7       $       844.9
                                                                                  ================  =================

        Prepaid and accrued pension costs were $133.1 million and $31.4 million, respectively, at December 31, 2006 and $868.3 million and $23.4 million, respectively, at December 31, 2005. The aggregate projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $84.7 million and $53.3 million, respectively, at December 31, 2006, and $2,365.5 million and $2,278.5 million, respectively, at December 31, 2005. The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $68.4 million and $53.3 million, respectively, at December 31, 2006, and $66.9 million and $47.4 million, respectively, at December 31, 2005. The accumulated benefit obligations for all defined benefit pension plans were $2,226.8 million and $2,290.0 million at December 31, 2006 and 2005, respectively.

        The following table illustrates the incremental line-by-line effect of applying SFAS No. 158 for the pension plans in the December 31, 2006 consolidated balance sheet:

                                                                 Before                                 After
                                                              Application                            Application
                                                                of SFAS                                of SFAS
                                                                 No.158           Adjustments           No.158
                                                            -----------------  -----------------   -----------------
                                                                                 (In Millions)

       Other assets ......................................   $       3,753.0    $      (684.2)      $    3,068.8
       Total assets.......................................         149,970.3           (684.2)         149,286.1
       Income taxes payable...............................           3,216.9           (242.7)           2,974.2
       Other liabilities..................................           1,803.8             12.0            1,815.8
       Minority interest in equity of consolidated
           subsidiaries...................................           2,293.9             (4.0)           2,289.9
       Total liabilities..................................         140,038.4           (234.7)         139,803.7
       Accumulated other comprehensive income.............             282.2           (449.5)            (167.3)
       Total shareholder' equity..........................           9,931.9           (449.5)           9,482.4

        The following table discloses the amounts included in accumulated other comprehensive income at December 31, 2006 that have not yet been recognized as components of net periodic pension cost:

                                                                                                  DECEMBER 31,
                                                                                                      2006
                                                                                              --------------------
                                                                                                  (IN MILLIONS)
       Unrecognized net actuarial loss ....................................................    $       710.7
       Unrecognized prior service cost (credit)............................................            (18.8)
       Unrecognized net transition obligation (asset)......................................              (.8)
                                                                                              --------------------
            Total .........................................................................    $       691.1
                                                                                              ====================

        The estimated net loss, prior service cost, and net transition asset to be reclassified from accumulated other comprehensive income and recognized as components of net periodic pension cost over the next year are $59.7 million, $(5.6) million, and zero, respectively. The following table discloses the estimated fair value of plan assets and the percentage of estimated fair value to total plan assets for the qualified plans of the Company at December 31, 2006 and 2005.

                                                                               DECEMBER 31,
                                                         ----------------------------------------------------------
                                                                   2006                           2005
                                                         ----------------------------------------------------------
                                                                               (IN MILLIONS)
                                                                ESTIMATED                    Estimated
                                                                FAIR VALUE         %         Fair Value      %
                                                         ---------------------   -----    ---------------  ------
       Corporate and government debt securities........    $          429.8       18.0    $     452.3        19.9
       Equity securities...............................             1,720.7       71.8        1,526.5        67.0
       Equity real estate .............................               245.5       10.2          221.8         9.7
       Short-term investments..........................                 -          -            77.9         3.4
       Other...........................................                 -          -             -            -
                                                         ---------------------   -----    ---------------   -----
       Total Plan Assets...............................    $        2,396.0      100.0    $   2,278.5       100.0
                                                         =====================   =====    ===============   =====

        The primary investment objective of the plans of the Company is to maximize return on assets, giving consideration to prudent risk. The asset allocation is designed with a long-term investment horizon, based on target investment of 65% equities, 25% fixed income and 10% real estate. Emphasis is given to equity investments, given their higher expected rate of return. Fixed income investments are included to provide less volatile return. Real estate investments offer diversity to the total portfolio and long-term inflation protection.

        A secondary investment objective of the plans of the Company is to minimize variation in annual net periodic pension cost over the long term and to fund as much of the future liability growth as practical. Specifically, a reasonable total rate of return is defined as income plus realized and unrealized capital gains and losses such that the growth in projected benefit obligation is less than the return on investments plus contributions.

        The assumed discount rates for measurement of the benefit obligations at December 31, 2006 and 2005 each reflect the rates at which pension benefits then could be effectively settled. Specifically at December 31, 2006, projected nominal cash outflows to fund expected annual benefits payments under the Company's qualified and non-qualified pension and postretirement benefit plans were discounted using a published high-quality bond yield curve. The discount rate of 5.75% disclosed below as having been used to measure the benefits obligation at December 31, 2006 represents the level equivalent discount rate that produces the same present value measure of the benefits obligation as the aforementioned discounted cash flow analysis. The following table discloses the weighted-average assumptions used to measure the Company's pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2006 and 2005.

                                                                                     AXA FINANCIAL GROUP
                                                                               --------------------------------
                                                                                   2006               2005
                                                                                   ----               ----
       Discount rate:
         Benefit obligation...............................................        5.75%              5.25%
         Periodic cost....................................................        5.25%              5.75%

       Rate of compensation increase:
         Benefit obligation and periodic cost.............................        6.00%              6.00%

       Expected long-term rate of return on plan assets (periodic cost)...        8.50%              8.50%

        As noted above, the pension plans' target asset allocation is 65% equities, 25% fixed maturities, and 10% real estate. Management reviewed the historical investment returns and future expectations of returns from these asset classes to conclude that a long-term expected rate of return of 8.5% is reasonable.

        Prior to 1987, the pension plan funded participants' benefits through the purchase of non-participating annuity contracts from AXA Equitable. Benefit payments under these contracts were approximately $20.3 million, $21.7 million and $23.2 million for 2006, 2005 and 2004, respectively.

        The following table sets forth an estimate of future benefits expected to be paid in each of the next five years, beginning January 1, 2007, and in the aggregate for the five years thereafter. These estimates are based on the same assumptions used to measure the respective benefit obligations at December 31, 2006 and include benefits attributable to estimated future employee service.

                                               PENSION BENEFITS
                                               ----------------
                                                (IN MILLIONS)

                   2007.....................   $    165.1
                   2008.....................        174.1
                   2009.....................        177.2
                   2010.....................        179.2
                   2011.....................        180.3
                   Years 2012 -2016.........        914.4

        AllianceBernstein maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The AllianceBernstein Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to AllianceBernstein in amounts equal to benefits paid under the AllianceBernstein Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, AllianceBernstein adopted SCB Deferred Compensation Award Plan ("SCB Plan") and agreed to invest $96.0 million per annum for three years to fund purchases of AllianceBernstein Holding L.P. ("AllianceBernstein Holding") units or an AllianceBernstein sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or hired to replace them. The Company has recorded compensation and benefit expenses in connection with these deferred compensation plans totaling $243.8 million, $186.2 million and $146.7 million for 2006, 2005 and 2004, respectively.

13)     SHARE-BASED COMPENSATION

        AXA and AXA Financial sponsor various share-based compensation plans for eligible employees and associates of AXA Financial and its subsidiaries, including the Company. AllianceBernstein also sponsors its own unit option plans for certain of its employees. Activity in these share-based plans in the discussions that follow relates to awards granted to eligible employees and associates of AXA Financial and its subsidiaries under each of these plans in the aggregate, except where otherwise noted.

        For 2006, the Company recognized $24.8 million of compensation costs under SFAS No. 123(R) for employee stock options, including $16.9 million resulting from unvested awards at January 1, 2006. On March 31, 2006, 3.8 million nonstatutory stock options to purchase AXA ordinary shares were awarded under The AXA Stock Option Plans for AXA Financial Employees and Associates, of which approximately 2.6 million have a four year graded vesting schedule, with one-third vesting on each of the second, third and fourth anniversaries of the grant date and approximately 1.2 million have a 4-year cliff-vesting term. The cost of that award is attributed over the shorter of the employees' four year service-vesting term or to the date at which retirement eligibility is achieved and subsequent service no longer is required for continued vesting of the award. All of the options granted on March 31, 2006 have a 10-year contractual term. Information about options outstanding and exercisable at December 31, 2006 also is presented. The number of AXA ADRs authorized to be issued pursuant to option grants and, as further described below, restricted stock grants under The AXA Financial, Inc. 1997 Stock Incentive Plan (the "Stock Incentive Plan") is approximately
        124.5 million less the number of shares issued pursuant to option grants under The AXA Financial, Inc. 1991 Stock Incentive Plan (the predecessor plan to the Stock Incentive Plan). A summary of the activity in the AXA, AXA Financial and AllianceBernstein option plans during 2006 follows:

                                                                Options Outstanding
                         ---------------------------------------------------------------------------------------------------
                                                                                                    AllianceBernstein
                               AXA Ordinary Shares                    AXA ADRs                        Holding Units
                         -------------------------------- --------------------------------- --------------------------------
                                             Weighted                          Weighted                          Weighted
                             Number          Average'          Number          Average'         Number           Average'
                          Outstanding        Exercise       Outstanding        Exercise      Outstanding         Exercise
                         (In Millions)        Price        (In Millions)        Price       (In Millions)         Price
                         --------------   ---------------  --------------   --------------  --------------    --------------
Options outstanding at
   January 1, 2006.....            3.5    (euro)   20.87           38.6      $     24.06           7.5         $    40.45
Options granted .......            4.0    (euro)   28.40             .7            23.26            - (2)      $    65.02
Options exercised......            -               -               (9.1)     $     22.08          (2.6)        $    38.40
Options forfeited......            (.1)   (euro)   -               (3.4)     $     33.57           (.1)        $    38.19
Options expired........            -               -                  -                             -
                         --------------                    --------------                   --------------
Options Outstanding at
   December 31, 2006...            7.4    (euro)   24.82           26.8      $     23.40           4.8         $    41.62
                         ==============   ===============  ==============   ==============  ==============    ==============
Aggregate Intrinsic                       (euro)    43.2                     $     463.1                       $   186.9
   Value (1)...........                   ===============                   ==============                    ==============
Weighted Average
   Remaining
   Contractual Term
   (in years)..........            8.9                              4.4                           4.37
                         ==============                    ==============                   ==============
Options Exercisable at             -                               20.2      $     23.40           4.4         $    42.24
   December 31, 2006...  ==============                    ==============   ==============  ==============    ==============
Aggregate Intrinsic                               -                          $     342.4                       $    169.3
   Value (1)...........                   ===============                   ==============                    ==============
Weighted Average
   Remaining
   Contractual Term
    (in years).........            -                                3.39                           4.30
                         ==============                    ==============                   ==============

        (1) Intrinsic value, presented in millions, is calculated as the excess of the closing market price on December 31, 2006 of the respective underlying shares over the strike prices of the option awards.
        (2) AllianceBernstein grants totaled 9,712 units in 2006.

        Cash proceeds received from employee exercises of options to purchase AXA ADRs in 2006 were $201.3 million. The intrinsic value related to employee exercises of options to purchase AXA ADRs during 2006, 2005 and 2004 were $132.1 million, $68.3 million and $18.8 million, respectively, resulting in amounts currently deductible for tax purposes of $44.9 million, $22.9 million and $6.2 million, respectively, for the periods then ended. Under SFAS No. 123(R), $34.8 million windfall tax benefits resulted from employee stock option exercises during 2006.

        At December 31, 2005, AXA Financial held 9.3 million AXA ADRs in treasury at a weighted average cost of approximately $24.00 per ADR, of which approximately 9.0 million were designated to fund future exercises of outstanding employee stock options and the remainder of approximately .3 million units was available for general corporate purposes, including funding other stock-based compensation programs. These AXA ADRs were obtained primarily by exercise of call options that had been purchased by AXA Financial beginning in fourth quarter 2004 to mitigate the U.S. dollar price and foreign exchange risks associated with funding exercises of employee stock options. Remaining outstanding and unexercised at December 31, 2006 are call options to purchase 8.9 million AXA ADRs at strike prices ranging from $30.41 to $32.37, each having a cap equal to approximately 150% of its strike price, at which time the option automatically would be exercised. These call options expire on November 23, 2009. During 2006, AXA Financial utilized approximately 5.6 million AXA ADRs from treasury to fund exercises of employee stock options. Employee options outstanding at December 31, 2006 to purchase AXA ordinary shares begin to become exercisable in March 2007 and their future exercises are expected to be funded by newly issued AXA ordinary shares.

        Prior to adoption of SFAS No. 123(R), the Company had elected to continue accounting for employee stock option awards under APB No. 25 and, therefore, no compensation cost for these awards was recognized in the consolidated statement of earnings in 2005 and 2004. The following table illustrates the effect on net income had compensation expense for employee stock option awards been measured and recognized by the Company under the fair-value-based method of SFAS No. 123, "Accounting for Stock-Based Compensation". These pro forma disclosures are not adjusted from amounts previously reported and, therefore, retain the original grant-date fair values of the underlying awards, continue to attribute cost over the awards' service-vesting periods and do not include estimates of pre-vesting forfeitures.

                                                                                  2005               2004
                                                                           ------------------- -----------------
                                                                                        (In Millions)
       Net earnings as reported..........................................   $     1,073.8      $       929.9
       Less:  Total stock-based employee compensation expense
          determined under fair value method, net of income tax benefit..           (23.2)             (21.4)
                                                                           -----------------   -----------------
       Pro Forma Net Earnings............................................   $     1,050.6      $       908.5
                                                                           =================   =================

        For the purpose of estimating the fair value of employee stock option awards granted on or after January 1, 2006, the Company continues to apply the Black-Scholes-Merton formula and the same methodologies for developing the input assumptions as previously had been used to prepare the pro forma disclosures required by SFAS No. 123. Shown below are the relevant input assumptions used to derive the fair values of options awarded in 2006, 2005 and 2004, respectively. For employee stock options with graded vesting terms and service conditions granted on or after January 1, 2006, the Company elected under SFAS No. 123(R) to retain its practice of valuing these as singular awards and to change to the graded-vesting method of attribution, whereby the cost is recognized separately over the requisite service period for each individual one-third of the options vesting on the second, third and fourth anniversaries of the grant date.

                                     AXA Ordinary                                 AllianceBernstein
                                        Shares              AXA ADRs                Holding Units
                                  ------------------- --------------------  -----------------------------
                                     2006     2005       2005      2004        2006      2005      2004
                                   -------- --------- ---------- ---------  --------- ---------- --------
       Dividend yield............   3.48%    3.15%      3.01%      2.24%         6%       6.2%      3.5%

       Expected volatility.......     28%      25%        25%        43%        31%        31%       32%

       Risk-free interest rate...   3.77%    3.09%      4.27%      2.86%       4.9%       3.7%      4.0%

       Expected life in years....    5.0      5.0        5.0        5.0        6.5        3.0       5.0

       Weighted average fair
         value per option at
         grant date..............  $7.45    $4.30      $4.85      $6.94     $12.35      $7.04     $8.00

        As of December 31, 2006, approximately $19.0 million of unrecognized compensation cost related to unvested employee stock option awards, net of estimated pre-vesting forfeitures, is expected to be recognized by the Company over a weighted average period of 1.8 years.

        Under the Stock Incentive Plan, AXA Financial grants restricted AXA ADRs to employees of its subsidiaries, including AXA Equitable. Generally, all outstanding restricted AXA ADR grants have a 7-year vesting schedule with potential accelerated vesting based on performance. Under The Equity Plan for Directors ("the Equity Plan"), AXA Financial grants non-officer directors restricted AXA ADRs and unrestricted AXA ADRs annually. Similarly, AllianceBernstein awards restricted AllianceBernstein Holding units to independent directors of its General Partner. In addition, under its Century Club Plan, awards of restricted AllianceBernstein Holding units that vest ratably over three years are made to eligible AllianceBernstein employees whose primary responsibilities are to assist in the distribution of company-sponsored mutual funds. For 2006, 2005 and 2004 AXA Financial Group recognized compensation costs of $5.6 million, under SFAS No. 123(R) and $10.1 million and $9.5 million, respectively, under APB No. 25 for awards outstanding under these plans. Consistent with existing practice of the Company prior to adoption of SFAS No. 123(R), grant-date fair value continues to be measured by the closing price of the shares awarded and the result generally is attributed over the shorter of the performance period, the requisite service period, or to the date at which retirement eligibility is achieved and subsequent service no longer is required for continued vesting of the award.

        At December 31, 2006, approximately 60,692 restricted AllianceBernstein Holding Units outstanding under the Century Club Plan remain unvested. At December 31, 2006, approximately $2.1 million of unrecognized compensation cost related to these unvested awards, net of estimated pre-vesting forfeitures, is expected to be recognized over a weighted average period of 1.6 years. Restricted AXA ADRs vested in 2006, 2005 and 2004 had aggregate vesting-date fair values of approximately $13.5 million, $19.2 million and $12.7 million, respectively. In 2005 244,790 restricted AXA ADRs were granted having an aggregate grant-date fair value of $6.6 million. The following table summarizes unvested restricted AXA ADR activity for 2006.

                                                                                                       WEIGHTED
                                                                                  SHARES OF            AVERAGE
                                                                                  RESTRICTED          GRANT DATE
                                                                                    STOCK             FAIR VALUE
                                                                                --------------     ---------------

      Unvested as of January 1, 2006..........................................       867,387        $        19.94
      Granted.................................................................        78,865        $        35.16
      Vested..................................................................       381,836        $        16.98
      Forfeited...............................................................        50,381
                                                                                --------------
      Unvested as of December 31, 2006........................................       514,035        $        23.91
                                                                                ==============

        On March 31, 2006, under the terms of the AXA Performance Unit Plan 2006, the AXA Management Board awarded 722,854 unearned performance units to employees of AXA Financial subsidiaries. During each year that the performance unit awards are outstanding, a pro-rata portion of the units may be earned based on criteria measuring the performance of AXA and AXA Financial Group. The extent to which performance targets are met determines the number of performance units earned, which may vary between 0% and 130% of the number of performance units at stake. Performance units earned under the 2006 plan cliff-vest on the second anniversary of their date of award. When fully-vested, the performance units earned will be settled in cash, or in some cases, a combination of cash (70%) and stock (30%), the latter equity portion having transfer restrictions for a two-year period. For 2006 awards, the price used to value the performance units at settlement will be the average opening price of the AXA ordinary share for the last 20 trading days of the vesting period converted to U.S. dollars using the Euro to U.S. dollar exchange rate on March 28, 2008.

        For 2006, 2005 and 2004 the Company recognized compensation costs of $25.9 million, under SFAS No. 123(R) and $7.2 million and $.7 million, respectively, under APB No. 25 for performance units earned to date. Substantially similar to existing practice of the Company prior to adoption of SFAS No. 123(R), the change in fair value of these awards in 2006 was measured by the closing price of the underlying the Company ordinary shares or AXA ADRs and adjustment was made to reflect the impact of expected and actual pre-vesting forfeitures. In addition, similar to adoption of SFAS No. 123(R) for employee stock option awards, the cost of performance units awarded on or after January 1, 2006, such as those granted March 31, 2006, were attributed over the shorter of the cliff-vesting period or to the date at which retirement eligibility is achieved. The value of performance units earned and reported in Other liabilities in the consolidated balance sheets at December 31, 2006 and 2005 was $45.8 million and $9.1 million, respectively, including incremental awards earned under the 2005 and 2004 plans from having exceeded the targeted performance criteria established in those years by 14.6% and 11.1%, respectively. Approximately 720,691 outstanding performance units are at risk to achievement of 2006 performance criteria, including approximately 50% of the award granted on March 31, 2006.

        Following completion of the merger of AXA Merger Corp. with and into AXA Financial in January 2001, certain employees exchanged fully vested in-the-money AXA ADR options for tandem Stock Appreciation Rights/AXA ADR non-statutory options ("tandem SARs/NSOs") of then-equivalent intrinsic value. The Company recorded compensation expense for these fully-vested awards of $6.1 million, $28.9 million and $14.2 million for 2006, 2005 and 2004, respectively, reflecting the impact in those periods of the change in the market price of the AXA ADR on the cash-settlement value of the SARs component of the outstanding tandem SARs/NSOs. The value of these tandem SARs/NSOs at December 31 2006 and 2005 was $24.9 million and $57.5 million, respectively. At December 31, 2006, 1.6 million tandem SARs/NSOs were outstanding, having weighted average remaining expected and contractual terms of 1.11 and 2.22 years, respectively, and for which the SARs component had maximum value of $24.9 million. During 2006, 2005 and 2004, respectively, approximately
        2.8 million, .7 million and zero million of these awards were exercised at an aggregate cash-settlement value of $41.2 million $7.5 million and zero million.

        On March 31, 2006, 59,644 Stock Appreciation Rights ("SARs") with a 4-year cliff-vesting schedule were granted to certain associates of AXA Financial subsidiaries. These SARs entitle the holder to a cash payment equal to any appreciation in the value of the AXA ordinary share over
        29.22 Euros as of the date of exercise. Similar to the SARs component of the tandem SARs/NSOs, awards remaining unexercised at expiry of their 10-year contractual term will be automatically exercised on the expiration date. At December 31, 2006, .2 million SARs were outstanding, having weighted average remaining contractual term of 6.03 years. The accrued value of SARs at December 31, 2006 and 2005 was $2.9 million and $1.0 million, respectively, and recorded as liabilities in the consolidated balance sheets. For 2006, the Company recorded compensation expense for SARs of $1.9 million, under SFAS No. 123(R), reflecting the impact in those periods of the changes in their fair values as determined by applying the Black Scholes-Merton formula and assumptions used to price employee stock option awards. For 2005 and 2004, the Company recorded compensation expense of $.6 million and $.03 million, respectively, under APB No. 25 reflecting the impact in those periods of the change in the market price of the underlying AXA ordinary share or AXA ADR on the value of the outstanding SARs.

        In fourth quarter 2006, eligible employees of AXA Financial's subsidiaries participated in AXA's global offering to purchase newly issued AXA stock, subject to plan limits, under the terms of AXA Shareplan 2006. Similar to the AXA Shareplan programs previously offered in 2001 through 2005, the plan offered two investment alternatives that, with limited exceptions, restrict the sale or transfer of the purchased shares for a period of five years. "Investment Option A" permitted participants to purchase AXA ADRs at a 20% formula discounted price. "Investment Option B" permitted participants to purchase AXA ordinary shares at a 15.21% formula discounted price on a leveraged basis with a guaranteed return of initial investment plus 75.0% of any appreciation in the value of the total shares purchased. Under SFAS No. 123(R), AXA Equitable recognized compensation expense of $22.1 million in connection with AXA Shareplan 2006, representing the aggregate discount provided to participants for their purchase of AXA stock, as adjusted for the post-vesting, five-year holding period. No compensation expense was recorded in 2006, 2005 and 2004, respectively, in connection with shares subscribed under previous years' AXA Shareplan offerings. Participants in AXA Shareplans 2005 and 2004 primarily invested under Investment Option B for the purchase of approximately 5.7 million and
        6.8 million AXA ordinary shares, respectively. The discounted pricing offered to participants in those programs for the purchase of AXA ordinary shares under Investment Option B was 17.5% and 20%, respectively, and the appreciation percentage was 86.1% and 79.0%, respectively.

        Under SFAS No. 123(R), the Company recognized compensation expense for payroll deductions authorized and applied in 2006 under the terms of the AXA Financial, Inc. Qualified Stock Purchase Plan to purchase AXA ADRs of 182,225, at an aggregate discount of $1.1 million, representing a discount of 15% from the closing market value of the AXA ADR at the purchase dates defined in the annual offering document (generally the last trading day of each month). Prior to adoption of SFAS No. 123(R), no compensation expense was recorded in connection with this plan. Under the terms of the AXA Financial, Inc. Non-Qualified Stock Purchase Plan, total AXA ADRs of 340,083, 381,302 and 407,715 were purchased during 2006, 2005 and 2004, respectively, including those purchased with employer matching contributions for which AXA Financial Group recorded compensation expense of $1.6 million, $1.3 million and $1.2 million in 2006, 2005 and 2004, respectively.

14)     NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Fixed maturities...................................   $    1,848.6       $    1,870.0        $   1,880.0
       Mortgage loans on real estate......................          245.9              238.2              249.6
       Equity real estate.................................          114.9              125.3              124.2
       Other equity investments...........................          181.2              155.2              162.1
       Policy loans.......................................          249.8              248.8              251.0
       Short-term investments.............................           55.2               25.1               19.1
       Derivative investments.............................         (302.4)             (85.5)             (88.0)
       Broker-dealer related receivables..................          226.5              124.8               45.5
       Trading securities.................................           53.4               28.6               14.5
       Other investment income............................           43.9               16.2               28.9
                                                            -----------------  -----------------   -----------------

         Gross investment income..........................        2,717.0            2,746.7            2,686.9

       Investment expenses................................         (132.2)            (159.0)            (153.3)
       Interest expenses..................................         (187.8)             (95.9)             (32.8)
                                                            -----------------  -----------------   -----------------

       Net Investment Income..............................   $    2,397.0       $    2,491.8        $   2,500.8
                                                            =================  =================   =================

        For 2006, 2005 and 2004, respectively, investment results on derivative positions, which were included in net investment income, included gross gains of $155.5 million, $84.2 million and $26.2 million and gross losses of $457.9 million, $169.7 million and $114.2 million. For 2006 and 2005, respectively, net unrealized losses of $15.2 million and $3.7 million were recognized from floor contracts. For 2006 and 2005, net realized gains (losses) of $(249.5) million and $(140.9) million and net unrealized gains (losses) of $(37.7) million and 59.2 million were recognized from futures contracts utilized in the GMDB and GMIB programs.

        Investment gains (losses), net by including changes in the valuation allowances, follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Fixed maturities...................................   $       (11.5)     $        11.1       $       26.3
       Mortgage loans on real estate......................              .2               (2.2)                .2
       Equity real estate.................................             8.8                3.9               11.6
       Other equity investments...........................            20.1               30.7               24.4
       Other(1)...........................................            29.3               11.9                2.5
                                                            -----------------  -----------------   -----------------
       Investment Gains (Losses), Net.....................   $        46.9      $        55.4       $       65.0
                                                            =================  =================   =================

        (1) In 2006, AllianceBernstein issued units to its employees under long-term incentive plans. As a result of this transaction, the company recorded a non-cash $29.7 million realized gain.

        Writedowns of fixed maturities amounted to $27.4 million, $31.2 million and $36.4 million for 2006, 2005 and 2004, respectively. Writedowns of mortgage loans on real estate were $.4 million for 2006, $1.7 million, for 2005 and $10.1 million for 2004. There were no writedown on equity real estate for 2006, 2005 and 2004, respectively.

        For 2006, 2005 and 2004, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $1,281.9 million, $2,220.0 million and $2,908.3 million. Gross gains of $33.9 million, $53.2 million and $47.7 million and gross losses of $24.5 million, $31.1 million and $9.7 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2006, 2005 and 2004 amounted to $(416.7) million, $(1,004.8) million and $0.8 million, respectively.

        For 2006, 2005 and 2004, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $57.8 million, $68.6 million and $70.4 million, respectively.

        Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits. The net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated other comprehensive income and the changes for the corresponding years, including Wind-up Annuities on a line-by-line basis, follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Balance, beginning of year.........................   $       432.3      $       874.1       $      892.8
       Changes in unrealized investment gains (losses)....          (431.4)          (1,008.1)             (12.8)
       Changes in unrealized investment (gains) losses
         attributable to:
           Participating group annuity contracts,
              Closed Block policyholder dividend
              obligation and other........................            90.9              186.3               (1.5)
           DAC............................................            85.8              146.2               (2.5)
           Deferred income taxes..........................           104.6              233.8               (1.9)
                                                            -----------------  -----------------   -----------------
       Balance, End of Year...............................   $       282.2      $       432.3       $      874.1
                                                            =================  =================   =================
       Balance, end of year comprises:
         Unrealized investment gains (losses) on:
           Fixed maturities...............................   $       535.4      $       966.5       $    2,003.2
           Other equity investments.......................             1.4                1.7                1.2
           Other..........................................             -                  -                (28.1)
                                                            -----------------  ------------------- -----------------
             Subtotal.....................................           536.8              968.2            1,976.3
         Amounts of unrealized investment (gains) losses
           attributable to:
             Participating group annuity contracts,
               Closed Block policyholder dividend
               obligation and other.......................             1.4              (89.4)            (275.7)
             DAC..........................................          (110.4)            (196.0)            (342.2)
             Deferred income taxes........................          (145.6)            (250.5)            (484.3)
                                                            -----------------  ------------------- -----------------
       Total..............................................   $       282.2      $       432.3       $      874.1
                                                            =================  =================== =================


15)     INCOME TAXES

        A summary of the income tax expense in the consolidated statements of earnings follows:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)
       Income tax expense:
         Current expense .................................   $       438.6      $       237.5       $      359.0
         Deferred expense.................................           (11.3)             281.7               37.9
                                                            -----------------  -----------------   -----------------
       Total..............................................   $       427.3      $       519.2       $      396.9
                                                            =================  =================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Expected income tax expense........................   $       727.9      $       715.5       $      586.5
       Minority interest..................................          (224.1)            (175.9)            (134.7)
       Separate Account investment activity...............           (45.4)             (87.2)             (63.3)
       Non-taxable investment income......................           (23.1)             (19.7)             (22.6)
       Adjustment of tax audit reserves...................           (86.2)              11.1                7.7
       Non-deductible goodwill and other
           intangible assets..............................             5.0                2.8                2.7
       State income taxes.................................            38.0               28.3                3.3
       AllianceBernstein income and foreign taxes.........            32.9               41.4               24.3
       Other..............................................             2.3                2.9               (7.0)
                                                            -----------------  -----------------   -----------------
       Income Tax Expense.................................   $       427.3      $       519.2       $      396.9
                                                            =================  =================   =================

        The components of the net deferred income taxes are as follows:

                                                       DECEMBER 31, 2006                  December 31, 2005
                                                --------------------------------   ---------------------------------
                                                    ASSETS        LIABILITIES          Assets         Liabilities
                                                ---------------  ---------------   ---------------  ----------------
                                                                           (IN MILLIONS)

       Compensation and related benefits......   $      54.6      $        -        $       -        $      285.3
       Reserves and reinsurance...............       1,160.3               -              929.2               -
       DAC and VOBA...........................           -             2,433.5              -             2,200.6
       Unrealized investment gains............           -               129.8              -               250.7
       Investments............................           -               865.7              -               813.5
       Other..................................          13.2               -              107.2               -
                                                ---------------  ---------------   ---------------  ----------------
       Total..................................   $   1,228.1      $    3,429.0      $   1,036.4      $    3,550.1
                                                ===============  ===============   ===============  ================

        The Company recognized a net tax benefit in third quarter 2006 of $117.7 million. This benefit was related to the settlement of an IRS audit of the 1997-2001 tax years, partially offset by additional tax reserves established for subsequent tax periods. Of the net tax benefit of $117.7 million, $111.9 million related to the continuing operations and $5.8 million to the discontinued Wind-up Annuities. In 2005, the Internal Revenue Service ("IRS") began an examination of the Company's 2002 and 2003 returns. Management believes this audit will have no material adverse effect on the Company's consolidated results of operations or financial position.

 16)    DISCONTINUED OPERATIONS

        The Company's discontinued operations include Wind-up Annuities, equity real estate held-for-sale and Enterprise. The following table reconciles the Earnings (losses) from discontinued operations, net of income taxes and (Losses) gains on disposal of discontinued operations, net of income taxes to the amounts reflected in the consolidated statements of earnings for the three years ended December 31, 2006:

                                                                          2006          2005           2004
                                                                      -------------  ------------  ------------
                                                                                    (IN MILLIONS)
       EARNINGS FROM DISCONTINUED OPERATIONS,
          NET OF INCOME TAXES:
       Wind-up Annuities.............................................  $      30.2    $      15.2   $     7.9
       Real estate held-for-sale.....................................         (4.0)            .6          .4
       Disposal of business - Enterprise.............................           -             (.1)       (1.5)
                                                                      -------------  ------------  ------------
       Total.........................................................  $      26.2    $      15.7   $     6.8
                                                                      =============  ============  ============

       (LOSSES) GAINS ON DISPOSAL OF DISCONTINUED OPERATIONS,
          NET OF INCOME TAXES:
       Real estate held for sale.....................................  $       -      $       -     $    31.1
       Disposal of business - Enterprise.............................         (1.9)           -            -
                                                                      -------------  ------------  ------------
       Total.........................................................  $      (1.9)   $       -     $    31.1
                                                                      =============  ============  ============


        Disposal of Businesses
        ----------------------

        In October 2006, AXA Financial and its subsidiaries, AXA Equitable, Enterprise Capital Management, Inc. ("Enterprise Capital") and Enterprise Fund Distributors, Inc., ("EFD") entered into an agreement contemplating the transfer to Goldman Sachs Asset Management L.P. ("GSAM") of assets of the business of serving as sponsor of and investment manager to 27 of the 31 funds of AXA Enterprise Multimanager Funds Trust, AXA Enterprise Funds Trust and The Enterprise Group of Funds, Inc. (collectively, the "AXA Enterprise Funds") and the reorganization of such funds to corresponding mutual funds managed by GSAM. These 27 funds have approximately $4.2 billion in assets under management as of December 31, 2006. The reorganization of the 27 funds is subject to regulatory and fund shareholder approvals and is expected to close in the second quarter of 2007. Of the remaining four funds not included in the GSAM reorganization, which together have approximately $700 million in assets under management as of December 31, 2006, one fund is being liquidated and AXA Financial is considering possible alternatives for the dispositions of the other three funds, which alternatives include a possible transaction with another investment advisor or liquidation. Proceeds from the transaction with GSAM are dependant upon assets under management at the time of the reorganization. A permanent impairment writedown of $4.1 million pre-tax ($2.7 million post-tax) on the AXA Enterprise Funds investment management contracts intangible asset and $3.0 million pre-tax of costs ($1.9 million post-tax) to sell were recorded by the Company in 2006. As a result of management's disposition plan, AXA Enterprise Funds advisory contracts are now reported in Discontinued Operations. At December 31, 2006, assets and liabilities related to these contracts of $26.5 million and $9.3 million were included in Other assets and Other liabilities, respectively.

        The gross carrying amount of Enterprise related intangible asset was $26.5 million at December 31, 2006, and the accumulated amortization of this intangible asset was $4.1 million. Amortization expense related to the Enterprise intangible asset totaled $4.1 million for 2006.

        Wind-up Annuities
        -----------------

        In 1991, management discontinued the business of Wind-up Annuities, the terms of which were fixed at issue, which were sold to corporate sponsors of terminated qualified defined benefit plans, for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2006 is adequate to provide for all future losses; however, the determination of the allowance involves numerous estimates and subjective judgments regarding the expected performance of invested assets held by Wind-up Annuities ("Discontinued Operations Investment Assets"). There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of Wind-up Annuities differ from management's current estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in Wind-up Annuities. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the loss allowance are likely to result.

        Summarized financial information for Wind-up Annuities follows:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                   2006                  2005
                                                                              ----------------     -----------------
                                                                                          (IN MILLIONS)
       BALANCE SHEETS
       Fixed maturities, available for sale, at estimated fair value
         (amortized cost of $752.7 and $796.9)..............................   $      764.8         $      823.5
       Equity real estate...................................................          169.5                197.5
       Mortgage loans on real estate........................................            2.9                  6.7
       Other invested assets................................................            2.6                  3.2
                                                                              ----------------     -----------------
         Total investments..................................................          939.8              1,030.9
       Cash and cash equivalents............................................             .1                  -
       Other assets.........................................................           13.7                 13.6
                                                                              ----------------     -----------------
       Total Assets.........................................................   $      953.6         $    1,044.5
                                                                              ================     =================

       Policyholders liabilities............................................   $      788.2         $      817.2
       Allowance for future losses..........................................            1.0                 60.1
       Other liabilities....................................................          164.4                167.2
                                                                              ----------------     -----------------
       Total Liabilities....................................................   $      953.6         $    1,044.5
                                                                              ================     =================

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)
       STATEMENTS OF EARNINGS
       Investment income (net of investment
         expenses of $19.0, $18.4 and $17.2)..............   $        71.3      $        70.0       $       68.5
       Investment gains (losses), net.....................             6.0                (.3)               3.6
                                                                -------------      -------------      --------------
       Total revenues.....................................            77.3               69.7               72.1
                                                                -------------      -------------      --------------

       Benefits and other deductions......................            84.7               87.1               99.4
       (Losses charged) to allowance
         for future losses................................            (7.4)             (17.4)             (27.3)
                                                            -----------------  -----------------   -----------------
       Pre-tax loss from operations.......................             -                  -                  -
       Pre-tax earnings from releasing the allowance
         for future losses................................            37.1               23.2               12.0
       Income tax expense.................................            (6.9)              (8.0)              (4.1)
                                                            -----------------  -----------------   -----------------
       Earnings from Wind-up Annuities....................   $        30.2      $        15.2       $        7.9
                                                            =================  =================   =================

        The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of Wind-up Annuities against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented above.

        During 2004, Wind-up Annuities' average recorded investment in impaired mortgage loans was $8.4 million; and interest income recognized on these impaired mortgage loans totaled $1.0 million. There were no related amounts reported in 2006 and 2005.

        Income tax expense for Wind-up Annuities in 2006 included a $5.8 million tax benefit in connection with the settlement of an IRS audit of the 1997-2001 tax years.

        Real Estate Held-For-Sale
        -------------------------

        In 2006, one real estate property with a total book value of $34.3 million that had been previously reported in equity real estate was reclassified as real estate held-for-sale. Prior periods have been restated to reflect these properties as discontinued operations. At December 31, 2006 and 2005, equity real estate held-for-sale was $32.2 million and $42.1 million, respectively, and was included in Other assets.

17)     ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

        Accumulated other comprehensive (loss) income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Unrealized gains on investments....................   $       282.2      $       432.3       $      874.1
       Defined benefit pensions plans.....................          (449.5)               -                  -
                                                            -----------------  -----------------   -----------------
       Total Accumulated Other
         Comprehensive (Loss) Income......................   $      (167.3)     $       432.3       $      874.1
                                                            =================  =================   =================

        The components of other comprehensive loss for the past three years follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Net unrealized (losses) gains on investments:
         Net unrealized (losses) gains arising during
           the period.....................................   $      (416.6)     $      (966.2)      $       69.4
         Losses reclassified into net earnings
           during the period..............................           (14.8)             (41.9)             (82.2)
                                                            -----------------  -----------------   -----------------
       Net unrealized (losses) gains on investments.......          (431.4)          (1,008.1)             (12.8)
       Adjustments for policyholders liabilities,
           DAC and deferred income taxes..................           281.3              566.3               (5.9)
                                                            -----------------  -----------------   -----------------

       Change in unrealized losses, net of
           adjustments....................................          (150.1)            (441.8)             (18.7)
                                                            -----------------  -----------------   -----------------
       Total Other Comprehensive Loss.....................   $      (150.1)     $      (441.8)      $      (18.7)
                                                            =================  =================   =================

18)     COMMITMENTS AND CONTINGENT LIABILITIES

        Debt Maturities
        ---------------

        At December 31, 2006, aggregate maturities of the long-term debt, including any current portion of long-term debt, based on required principal payments at maturity were $248.3 million for 2007, zero for 2008-2011 and $200.0 million thereafter.

        Leases
        ------

        The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under non-cancelable operating leases for 2007 and the four successive years are $178.6 million, $175.0 million, $162.3 million, $156.7 million, $149.5 million and $1,500.3 million thereafter. Minimum future sublease rental income on these non-cancelable operating leases for 2007 and the four successive years is $6.0 million, $5.2 million, $5.0 million, $5.0 million, $4.8 million and $16.4 million thereafter.

        At December 31, 2006, the minimum future rental income on non-cancelable operating leases for wholly owned investments in real estate for 2007 and the four successive years is $106.7 million, $116.0 million, $114.8 million, $114.7 million, $114.9 million and $896.1 million thereafter.

        The Company has entered into capital leases for certain information technology equipment. Future minimum payments under non-cancelable capital leases for 2007 and the four successive years are $.3 million, $.3 million, $.2 million, and zero for the following two years.

        Guarantees and Other Commitments
        --------------------------------

        The Company provides certain guarantees or commitments to affiliates, investors and others. At December 31, 2006, these arrangements included commitments by the Company to provide equity financing of $618.3 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

        AXA Equitable is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, AXA Equitable owns single premium annuities issued by previously wholly owned life insurance subsidiaries. AXA Equitable has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for AXA Equitable to satisfy those obligations is remote.

        The Company had $63.8 million of undrawn letters of credit related to reinsurance at December 31, 2006. AXA Equitable had $46.3 million in commitments under existing mortgage loan agreements at December 31, 2006. In February 2002, AllianceBernstein signed a $125.0 million agreement with a commercial bank under which it guaranteed certain obligations of SCB LLC incurred in the ordinary course of its business in the event SCB LLC is unable to meet these obligations. At December 31, 2006, AllianceBerstein was not required to perform under the agreement and had no liability outstanding in connection with the agreement.

19)     LITIGATION

        A putative class action entitled STEFANIE HIRT, ET AL. V. THE EQUITABLE RETIREMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS, ET AL. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula". The complaint challenged the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs alleged that the change to the cash balance formula violated ERISA by reducing the rate of accruals based on age, failed to comply with ERISA's notice requirements and improperly applied the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violated ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula". Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violated ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim was dismissed. In March 2003, plaintiffs filed an amended complaint elaborating on the remaining claims in the original complaint and adding additional class and individual claims alleging that the adoption and announcement of the cash balance formula and the subsequent announcement of changes in the application of the cash balance formula failed to comply with ERISA. By order dated May 2003, the District Court, as requested by the parties, certified the case as a class action, including a sub-class of all current and former Plan participants, whether active, inactive or retired, their beneficiaries or estates, who were subject to a 1991 change in application of the cash balance formula. In September 2006, the district court granted summary judgment in favor of the defendants. The court ruled that (a) the cash balance provisions of the Equitable Plan do not violate the age discrimination provisions of ERISA, (b) while the notice of plan changes provided to participants in 1990 was not adequate, the notice of plan changes provided to participants in 1992 satisfied the ERISA notice requirements regarding delivery and content, and (c) the claims of the named plaintiffs are barred by statute of limitations. The Court found that other individual class members were not precluded from asserting claims for additional benefit accruals from January 1991 through January 1993 to the extent that such individuals could show that the statute of limitations did not bar their claims. In October 2006, plaintiffs filed a notice of appeal. Defendants have cross-appealed.

        In April 2004, a purported nationwide class action lawsuit was filed in the Circuit Court for Madison County, Illinois entitled MATTHEW WIGGENHORN V. EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. The lawsuit alleges that AXA Equitable uses stale prices for the foreign securities within the investment divisions of its variable insurance products. The complaint further alleges that AXA Equitable's use of stale pricing diluted the returns of the purported class. The complaint also alleges that AXA Equitable breached its fiduciary duty to the class by allowing market timing in general within AXA Equitable's variable insurance products, thereby diluting the returns of the class. In June 2005, this case was transferred by the Judicial Panel on Multidistrict Litigation to the U.S. District Court in Maryland, where other market-timing related litigation is pending. In June 2005, plaintiff filed an amended complaint. In July 2005, AXA Equitable filed a motion to dismiss the amended complaint. In June 2006, AXA Equitable's motion to dismiss the amended complaint was granted. The plaintiff filed a notice of appeal in June 2006.

        In June 2006, AXA Equitable received a demand for arbitration from Centre Life Insurance Company ("Centre Life") seeking to rescind the 100% quota share reinsurance agreement, effective July 1, 2000 between Centre Life and AXA Equitable, under which Centre Life reinsures portions of AXA Equitable's individual disability income insurance business. The arbitration demand alleges that AXA Equitable provided Centre Life with inaccurate and incomplete data upon which Centre Life relied in order to establish the reinsurance premium paid by AXA Equitable as consideration in the transaction. The demand alternatively seeks damages for the increase in reserves Centre Life alleges it was caused to record as a result of the difference in the data it originally relied upon and its present assessment of the data. The demand further alleges that Centre Life has paid expenses relating to the business in excess of its liability under the reinsurance agreement. Discovery is ongoing.

        Beginning with the first action commenced in July 2006, there are two putative class actions pending in Federal court, MEOLA V. AXA ADVISORS, ET AL., in the District Court for the Northern District of California and BOLEA V. AXA ADVISORS, LLC, ET. AL., in the District Court for the Western District of Pennsylvania, against AXA Equitable, alleging certain wage and hour violations. Each of the cases seek substantially the same relief under essentially the same theories of recovery (i.e., violation of the Fair Labor Standards Act ("FLSA") for failure to pay minimum wage and overtime and violation of similar provisions under state labor laws in the respective states). Plaintiffs in MEOLA and BOLEA seek certification of nationwide collection action under the FLSA, and certification of statewide class actions under the respective California and Pennsylvania state labor laws covering all "securities brokers" from 2002 to 2006. In addition, plaintiffs seek compensatory damages, restitution of all wages improperly withheld or deducted, punitive damages, penalties, and attorneys' fees. In January 2007, AXA Equitable filed an answer in MEOLA.

        ALLIANCEBERNSTEIN LITIGATION

        In April 2002, a consolidated complaint entitled IN RE ENRON CORPORATION SECURITIES LITIGATION ("Enron Complaint") was filed in the United States District Court for the Southern District of Texas, Houston Division, against numerous defendants, including AllianceBernstein, alleging that AllianceBernstein violated Sections 11 and 15 of the Securities Act of 1933, as amended ("Securities Act"), with respect to a registration statement filed by Enron Corp. In January 2007, the Court issued a final judgment dismissing the Enron Complaint as the allegations therein pertained to AllianceBernstein. The parties have agreed that there will be no appeal.

        Market Timing-Related Matters

        In October 2003, a purported class action complaint entitled HINDO, ET AL. V. ALLIANCEBERNSTEIN GROWTH & INCOME FUND, ET AL. ("Hindo Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, AllianceBernstein Corporation, AXA Financial, certain investment company funds (the "U.S. Funds") distributed by AllianceBernstein Investments, Inc., a wholly-owned subsidiary of AllianceBernstein, the registrants and issuers of those funds, certain officers of AllianceBernstein (the "AllianceBernstein defendants"), and certain other unaffiliated defendants, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the U.S. Funds. The Hindo Complaint alleges that certain of the AllianceBernstein defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in "late trading" and "market timing" of U.S. Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Advisers Act"). Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts.

        Since October 2003, additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed in various Federal and state courts against AllianceBernstein and certain other defendants. All state court actions against AllianceBernstein either were voluntarily dismissed or removed to Federal court.

        In February 2004, the Judicial Panel on Multidistrict Litigation ("MDL Panel") transferred all Federal actions to the United States District Court for the District of Maryland ("Mutual Fund MDL"). All of the actions removed to the Federal court also were transferred to the Mutual Fund MDL. In September 2004, plaintiffs filed consolidated amended complaints with respect to four claim types: mutual fund shareholder claims; mutual fund derivative claims; derivative claims brought on behalf of AllianceBernstein Holding; and claims brought under ERISA by participants in the Profit Sharing Plan for Employees of AllianceBernstein. All four complaints included substantially identical factual allegations, which appear to be based in large part on the SEC Order and the NYAG Assurance of Discontinuance ("NYAG AoD").

        In April 2006, AllianceBernstein and attorneys for the plaintiffs in the mutual fund shareholder claims, mutual fund derivative claims, and ERISA claims entered into a confidential memorandum of understanding ("MOU") containing their agreement to settle these claims. The agreement will be documented by a stipulation of settlement and will be submitted for court approval at a later date. The settlement amount was disbursed. The derivative claims brought on behalf of AllianceBernstein Holding, in which plaintiffs seek an unspecified amount of damages, remain pending.

        In April 2005, a complaint entitled THE ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA V. AIM ADVISORS, INC., ET AL. ("WVAG Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, and various other unaffiliated defendants. The WVAG Complaint was filed in the Circuit Court of Marshall County, West Virginia by the Attorney General of the State of West Virginia. The WVAG Complaint makes factual allegations generally similar to those in the Hindo Complaint. In October 2005, the WVAG Complaint was transferred to the Mutual Fund MDL. In August 2005, the WV Securities Commissioner signed a Summary Order to Cease and Desist, and Notice of Right to Hearing ("Summary Order") addressed to AllianceBernstein and AllianceBernstein Holding. The Summary Order claims that AllianceBernstein and AllianceBernstein Holding violated the West Virginia Uniform Securities Act and makes factual allegations generally similar to those in the SEC Order and NYAG AoD. In September 2006, AllianceBernstein and AllianceBernstein Holding filed an answer and moved to dismiss the Summary Order with the WV Securities Commission.

        Revenue Sharing-Related Matters

        In June 2004, a purported class action complaint entitled AUCOIN, ET AL.
        V. ALLIANCE CAPITAL MANAGEMENT L.P., ET AL. ("Aucoin Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, AllianceBernstein Corporation, AXA Financial, AllianceBernstein Investments, Inc., certain current and former directors of the U.S. Funds, and unnamed Doe defendants. The Aucoin Complaint names the U.S. Funds as nominal defendants. The Aucoin Complaint was filed in the United States District Court for the Southern District of New York by an alleged shareholder of the AllianceBernstein Growth & Income Fund. The Aucoin Complaint alleges, among other things, (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from U.S. Fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts, an accounting of all U.S. Fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

        In February 2005, plaintiffs filed a consolidated amended class action complaint (the "Aucoin Consolidated Amended Complaint") that asserts claims substantially similar to the Aucoin Complaint and the nine additional subsequently filed lawsuits. In October 2005, the District Court dismissed each of the claims set forth in the Aucoin Consolidated Amended Complaint, except for plaintiffs' claim under Section 36(b) of the Investment Company Act. In January 2006, the District Court granted defendants' motion for reconsideration and dismissed the remaining claim under Section 36(b) of the Investment Company Act. In May 2006, the District Court denied plaintiffs' motion for leave to file their amended complaint. In July 2006, plaintiffs filed a notice of appeal, which was subsequently withdrawn subject to plaintiffs right to reinstate it at a later date.

                       -----------------------------------

        Although the outcome of litigation generally cannot be predicted with certainty, management intends to vigorously defend against the allegations made by the plaintiffs in the actions described above and believes that the ultimate resolution of the litigations described above involving AXA Equitable and/or its subsidiaries should not have a material adverse effect on the consolidated financial position of the Company. Management cannot make an estimate of loss, if any, or predict whether or not any of the litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

        In addition to the type of matters described above, a number of lawsuits have been filed against life and health insurers in the jurisdictions in which AXA Equitable and its respective insurance subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, contract administration and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. AXA Equitable and AXA Life, like other life and health insurers, from time to time are involved in such litigations. Some of these actions and proceedings filed against AXA Equitable and its subsidiaries have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.

20)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        AXA Equitable is restricted as to the amounts it may pay as dividends to AXA Financial. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent, pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit AXA Equitable to pay shareholder dividends not greater than $649.6 million during 2007. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2006, 2005 and 2004, the Insurance Group statutory net income totaled $532.3 million, $780.4 million and $571.4 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $7,907.5 million and $6,241.7 million at December 31, 2006 and 2005, respectively. In 2006, 2005 and 2004, respectively, AXA Equitable paid shareholder dividends of $600.0 million, $500.0 million and $500.0 million.

        At December 31, 2006, the Insurance Group, in accordance with various government and state regulations, had $32.2 million of securities deposited with such government or state agencies.

        At December 31, 2006 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of New York Insurance Department ("NYID") and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2006.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholder's equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured; (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in AllianceBernstein and

        AllianceBernstein Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

        The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Net change in statutory surplus and
         capital stock....................................   $     1,386.5      $       779.6       $      196.8
       Change in AVR......................................           279.3              260.6              528.1
                                                            -----------------  -----------------   -----------------
       Net change in statutory surplus, capital stock
         and AVR..........................................         1,665.8            1,040.2              724.9
       Adjustments:
         Future policy benefits and policyholders'
           account balances...............................          (126.0)             (51.9)            (398.8)
         DAC..............................................           674.1              598.0              529.2
         Deferred income taxes............................           517.3              227.6              122.5
         Valuation of investments.........................             2.6               40.0               10.1
         Valuation of investment subsidiary...............        (2,122.7)          (1,278.3)            (460.3)
         Change in fair value of guaranteed minimum
           income benefit reinsurance contracts...........           (14.8)              42.6               61.0
         Shareholder dividends paid......................            600.0              500.0              500.0
         Changes in non-admitted assets...................           (57.4)                .5              (74.7)
         Other, net.......................................           (90.9)             (75.8)             (98.9)
         GAAP adjustments for Wind-up Annuities ..........            28.8               30.9               14.9
                                                            -----------------  -----------------   -----------------
          Consolidated Net Earnings ......................   $     1,076.8      $     1,073.8       $      929.9
                                                            =================  =================   =================

                                                                                  DECEMBER 31,
                                                            ---------------------------------------------------------
                                                                  2006               2005                2004
                                                            -----------------  -----------------   ------------------
                                                                                 (IN MILLIONS)
       Statutory surplus and capital stock................   $     6,497.6      $     5,111.1       $    4,331.5
       AVR................................................         1,409.9            1,130.6              870.0
                                                            -----------------  -----------------   ------------------
       Statutory surplus, capital stock and AVR...........         7,907.5            6,241.7            5,201.5
       Adjustments:
         Future policy benefits and policyholders'
           account balances...............................        (1,926.0)          (1,934.0)          (1,882.1)
         DAC..............................................         8,316.5            7,557.3            6,813.9
         Deferred income taxes............................          (627.1)          (1,294.6)          (1,770.4)
         Valuation of investments.........................           867.9            1,281.6            2,237.6
         Valuation of investment subsidiary...............        (5,374.3)          (3,251.6)          (1,973.3)
         Fair value of guaranteed minimum income
           benefit reinsurance contracts..................           117.8              132.6               90.0
         Non-admitted assets..............................           994.5            1,056.0            1,055.5
         Issuance of surplus notes........................          (524.8)            (524.8)            (599.7)
         Adjustment to initially apply SFAS No.158,
           net of income taxes............................          (449.5)               -                  -
         Other, net.......................................           239.8              258.3              147.9
         GAAP adjustments for Wind-up Annuities ..........           (59.9)             (80.6)             (96.4)
                                                            -----------------  -----------------   ------------------
       Consolidated Shareholder's Equity..................   $     9,482.4      $     9,441.9       $    9,224.5
                                                            =================  =================   ==================

21)     BUSINESS SEGMENT INFORMATION

        The following tables reconcile segment revenues and earnings from continuing operations before income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                                  2006               2005               2004
                                                            -----------------  -----------------  ------------------
                                                                                 (IN MILLIONS)
       SEGMENT REVENUES:
       Insurance..........................................   $     5,974.7      $      5,764.1     $     5,447.7
       Investment Management (1)..........................         4,002.7             3,265.0           3,060.0
       Consolidation/elimination..........................           (90.0)              (84.7)            (82.8)
                                                            -----------------  -----------------  ------------------
       Total Revenues.....................................   $     9,887.4      $      8,944.4     $     8,424.9
                                                            =================  =================  ==================

       (1) Intersegment investment advisory and other fees of approximately $120.8 million, $123.7 million and $118.4 million for 2006, 2005 and 2004, respectively, are included in total revenues of the Investment Management segment.

       SEGMENT EARNINGS FROM CONTINUING OPERATIONS
          BEFORE INCOME TAXES AND MINORITY INTEREST:
       Insurance..........................................   $       889.7      $      1,120.0     $       947.9
       Investment Management..............................         1,190.0               924.2             728.8
       Consolidation/elimination..........................             -                   -                 (.9)
                                                            -----------------  -----------------  ------------------
       Total Earnings from Continuing Operations
          before Income Taxes and Minority Interest.......   $     2,079.7      $      2,044.2     $     1,675.8
                                                            =================  =================  ==================

                                                                       DECEMBER 31,
                                                            ------------------------------------
                                                                  2006               2005
                                                            -----------------  -----------------
                                                                      (In Millions)
       SEGMENT ASSETS:
       Insurance..........................................   $   133,047.0      $    118,825.8
       Investment Management..............................        16,239.4            15,161.4
       Consolidation/elimination..........................             (.3)                2.0
                                                            -----------------  -----------------
       Total Assets.......................................   $   149,286.1      $    133,989.2
                                                            =================  =================

        In accordance with SEC regulations, securities with a fair value of $1.86 billion and $1.72 billion have been segregated in a special reserve bank custody account at December 31, 2006 and 2005, respectively for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

22)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 2006 and 2005 are summarized below:

                                                                    THREE MONTHS ENDED
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (IN MILLIONS)

       2006
       ----
       Total Revenues................   $     2,244.5      $     2,609.6       $    2,415.3         $    2,618.0
                                       =================  =================   ==================   ==================
       Earnings from Continuing
         Operations..................   $       234.4      $       316.7       $      282.0         $      219.4
                                       =================  =================   ==================   ==================
       Net Earnings..................   $       235.2      $       314.2       $      308.6         $      218.8
                                       =================  =================   ==================   ==================
       2005
       ----
       Total Revenues................   $     2,212.6      $     2,223.1       $    2,149.5         $    2,359.2
                                       =================  =================   ==================   ==================
       Earnings from
         Continuing Operations.......   $       265.5      $       278.3       $      281.6         $      232.7
                                       =================  =================   ==================   ==================
       Net Earnings..................   $       265.0      $       278.6       $      296.8         $      233.4
                                       =================  =================   ==================   ==================

Members Retirement Program



STATEMENT OF ADDITIONAL INFORMATION
MAY 1, 2007




--------------------------------------------------------------------------------


This Statement of Additional Information ("SAI") is not a prospectus. You should read this SAI in conjunction with AXA Equitable's prospectus dated May 1, 2007 for the Members Retirement Program.


A copy of the prospectus to which this SAI relates is available at no charge by writing to AXA Equitable at Box 2468 G.P.O., New York, New York 10116 or by calling our toll-free telephone number, in the U.S., 1-800-526-2701 or 1-800-526-2701-0 from France, Israel, Italy, Republic of Korea, Switzerland, and the United Kingdom. Definitions of special terms used in this SAI are found in the prospectus.

On September 7, 2004, our name was changed from "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company."


Certain of the cross references in this SAI are contained in the prospectus dated May 1, 2007 to which this SAI relates.


CONTENTS OF THIS SAI

                                                                   Page in SAI
                                                                   -----------

Who is AXA Equitable?                                                        2
Funding of the Program                                                       2

Your responsibilities as employer                                            2
Procedures for withdrawals, distributions and transfers                      2
Types of benefits                                                            4
Provisions of the plans                                                      6

Investment restrictions and certain investment
   techniques applicable to the AllianceBernstein Growth
   Equity, AllianceBernstein Mid Cap Growth and
   AllianceBernstein Balanced Funds                                          8

Portfolio holdings policy for the Pooled Separate Accounts                  10
Fund transactions                                                           10
Investment management and accounting fee                                    11

Portfolio managers' information (AllianceBernstein Growth
   Equity Fund, AllianceBernstein Mid Cap Growth Fund
   and AllianceBernstein Balanced Fund)                                     12

Investment professional conflicts of interest disclosure                    15
Portfolio manager compensation                                              16
Distribution of the contracts                                               17
Custodian and independent registered public accounting firm                 17
Our management                                                              18

Financial statements index                                                  25

Financial statements                                                     FSA-1


            Copyright 2007 by AXA Equitable Life Insurance Company,
             1290 Avenue of the Americas, New York, New York 10104.

                              All rights reserved.


                                                                          x01582

WHO IS AXA EQUITABLE?

AXA Equitable is a wholly owned subsidiary of AXA Financial Services, LLC, a holding company, which is itself a wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial"). Interests in AXA Financial are held by the immediate holding company, AXA America Holdings Inc., and the following affiliated companies: AXA Corporate Solutions Reinsurance Company ("AXA Corporate Solutions") and AXA Belgium SA. AXA holds its interest in AXA America Holdings, Inc. and AXA Corporate Solutions, directly through its wholly owned subsidiary holding company, Ouidinot Participations. AXA holds its interest in AXA Belgium SA, through its wholly owned subsidiary holding company, AXA Holdings Belgium SA.



FUNDING OF THE PROGRAM

The Program is primarily funded through a group annuity contract issued by AXA Equitable. The Trustee holds the contract for the benefit of employers and participants in the Program.


YOUR RESPONSIBILITIES AS EMPLOYER

If you adopt the Members Retirement Plan or the Volume Submitter Plan (together, the "Plans"), you as the employer and plan administrator will have certain responsibilities, including:

o sending us your contributions at the proper time and in the proper format (including contribution type and fiscal year);

o maintaining all personnel records necessary for administering your plan;

o determining who is eligible to receive benefits;

o forwarding to us and, when required signing, all the forms your employees are required to submit;

o distributing summary plan descriptions, confirmation notices, quarterly notices and participant annual reports to your employees and former employees;

o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

o filing an annual information return for your plan with the Department of Labor, if required;

o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

o determining the amount of all contributions for each participant in the plan;


o forwarding salary deferral, including designated Roth contributions if applicable, and post-tax employee contributions to us as soon as possible (and in any event, no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions);

o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan; and

o providing us with written instructions for allocating amounts in the plan's forfeiture account.

If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by adopting the Pooled Trust for investment only.

We can provide guidance and assistance in the performance of your responsibilities. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-526-2701 or write to us at Box 2468 G.P.O., New York, New York 10116.


PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS

PRE-RETIREMENT WITHDRAWALS. Under the Plans, self-employed persons generally may not receive a distribution prior to age 59-1/2, and employees generally may not receive a distribution prior to severance from employment. However, if the Plans are maintained as profit sharing plans, you may request distribution of benefits after you reach age 59-1/2 even if you are still working, as long as you are 100% vested.

In addition, if your employer has elected to make hardship withdrawals available under your plan, you may request distribution before age 59-1/2 in the case of financial hardship (as defined in your plan). In a 401(k) plan, the plan's definition of hardship applies to employer contributions but not to your 401(k) contributions--including employee pre-tax contributions, employer qualified non-elective contributions and qualified matching contributions. To withdraw your own 401(k) elective deferral contributions (either pre-tax or Roth), you must demonstrate financial hardship within the meaning of applicable income tax regulations. Each withdrawal must be at least $1,000 (or, if less, your entire Account Balance or the amount of your hardship withdrawal under a profit sharing or 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time except elective deferral contribution amounts, including Roth, if there is a successor plan.

You may withdraw all or part of your Account Balance under the Plans attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your Account Balance attributable to post-tax employee contributions). See "Tax information" in the prospectus. Beginning in 2006, if an employer's 401(k) plan permits, an employee may designate some or all of elective deferral contributions as "designated Roth contributions", which are made on a post-tax basis to the 401(k) arrangement. These contributions are subject to the same withdrawal restrictions as pre-tax elective deferral contributions.

We pay all benefit payments (including withdrawals due to plan terminations) in accordance with the rules described below in the "Benefit Distributions" discussion. We effect all other participant withdrawals as of the close of the business day we receive the properly completed form.

In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See "Spousal Consent Requirement" later in this SAI.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.

Transfers and withdrawals from certain of the investment funds may be delayed if there is any delay in redemption of shares of the respective mutual funds in which the Funds invest. We generally do not expect any delays.

Please note that generally you may not make withdrawals from the Guaranteed Rate Accounts prior to maturity, even if the employer plan permits withdrawals prior to that time.

BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under either of the Plans, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. Your benefits will commence according to the provisions of your plan.

Under an individually designed plan, your employer must send us a request for disbursement form. We will process single sum payments as of the close of business on the day we receive a properly completed form. A check payable to the plan's trustee will be forwarded within five days after processing begins. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. We will pay annuity payments directly to you and payments will commence according to the provisions of your plan.

Please note that we use the value of your vested benefits at the close of the business day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you would like expedited delivery at your expense, you may request it on your Election of Benefits Form.


Distributions under a qualified retirement plan such as yours are subject to extremely complicated legal requirements. When you are ready to retire, we suggest that you discuss the available payment options with your employer or financial advisor. Our Account Executives can provide you or your employer with information.

MANDATORY CASHOUTS. The Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) amended the Internal Revenue Code of 1986 (Code) to provide that a trust under a qualified plan would not be a qualified trust unless the plan provides that when a mandatory distribution of more than $1,000 is to be made and the participant does not elect a distribution, the plan administrator must rollover such distribution to an individual retirement plan and must provide the plan participant with notice of such transfer.

DEATH BENEFITS. If a participant in either of the Plans dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) parents and (c) brothers and sisters. If none of them survives, the participant's vested benefit will be paid to the participant's estate.

ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING.

All "eligible rollover distributions" are subject to mandatory federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to a qualified plan, 403(b), 457 and traditional individual retirement arrangement (IRA). An "eligible rollover distribution" is generally any distribution that is not one of a series of substantially equal periodic payments made (not less frequently than annually): (1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or
(2) for a specified period of 10 years or more. In addition, the following are not subject to mandatory 20% withholding:

o hardship withdrawals of salary deferral contributions;

o certain corrective distributions under Code Section 401(k) plans;

o loans that are treated as distributions;

o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order; and

o required minimum distributions under Code Section 401(a)(9).

If we make a distribution to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.

If a distribution is not an "eligible rollover distribution," we will withhold income tax from all taxable payments unless the recipient elects not to have income tax withheld.

PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA. You may transfer amounts from other investment options to a GRA at any time. Transfers may not be made from one GRA to another or from a GRA to one of the other investment options until the maturity date of the GRA. Likewise, you may not remove amounts from a GRA prior to maturity in order to obtain a plan loan or make a hardship or in-service withdrawal. If your plan's assets are transferred to another funding vehicle from the Program or if your plan is terminated, we will continue to hold your money in GRAs until maturity. All such GRAs will be held in the Pooled Trust under the investment-only arrangement. See "Guaranteed Rate Accounts" in the prospectus.

We do not permit withdrawals before maturity unless your plan permits them and they are exempt or qualified, as we explain below. You may take exempt withdrawals without penalty at any time. Qualified withdrawals are subject to a penalty. We do not permit qualified withdrawals from a five-year GRA during the first two years after the end of its offering period. This rule does not apply if the amount of the applicable penalty is less than the interest you have accrued. If you have more than one GRA and you are taking a partial withdrawal or installments, we will first use amounts held in your most recently purchased three-year or five-year GRA that is available under the withdrawal rules for exempt and qualified withdrawals.

Exempt Withdrawal. Amounts may be withdrawn without penalty from a GRA prior to its maturity if:

o you are a professional age 59-1/2 or older and you elect an installment payout of at least three years or an annuity benefit;

o you are not a professional and you attain age 59-1/2 or terminate employment (including retirement);

o you are disabled;

o you attain age 70-1/2; or

o you die.

If you are a participant under a plan which was adopted by an employer which is not a member of a professional association which makes the Program available as a benefit of membership, the above rules will be applied substituting the term "highly compensated" for "professional" and "non-highly compensated" for "not a professional." For this purpose, "highly compensated" shall have the meaning set forth under "Provisions of the Plans--Contributions to the Plans" later in this SAI.

Qualified Withdrawal. You may withdraw amounts with a penalty from a GRA prior to its maturity if you are a professional and are taking payments upon retirement after age 59-1/2 under a distribution option of less than three years duration. The interest paid to you upon withdrawal will be reduced by an amount calculated as follows:

  (i) the amount by which the three-year GRA rate being offered on the date of withdrawal exceeds the GRA rate from which the withdrawal is made, times

  (ii)  the years and/or fraction of a year until maturity, times

  (iii) the amount withdrawn from the GRA.

We will make this calculation based on GRA rates without regard to deductions for the applicable Program expense charge. If the three-year GRA is not being offered at the time of withdrawal, the adjustment will be based on then current rates on U.S. Treasury notes or for a comparable option under the Program.

We will never reduce your original contributions by this adjustment. We make no adjustment if the current three-year GRA rate is equal to or less than the rate for the GRA from which we make the qualified withdrawal. We calculate a separate adjustment for each GRA. If the interest accumulated in one GRA is insufficient to recover the amount calculated under the formula, we may deduct the excess as necessary from interest accumulated in other GRAs of the same duration.

Example: You contribute $1,000 to a three-year GRA on January 1 with a rate of 4%. Two years later you make a qualified withdrawal. Your GRA balance is $1,082. The current GRA rate is 6%; (i) 6%-4%=2%, (ii) 2% X 1 year=2%, (iii) 2%
X $1,082=$21.64. The withdrawal proceeds would be $1,082-$21.64=$1,060.36.


MATURING GRAS

o Your confirmation notice lists the maturity date for each GRA you hold.

o You may arrange in advance for the reinvestment of your maturing GRAs by using AIMS or accessing the website on the Internet. (GRA maturity allocation change requests received on a business day before 4:00 P.M. Eastern Time are effective four days after we receive them. GRA maturity allocation change requests received after 4:00 P.M. Eastern Time or on a non-business day are effective four days after the next business day after we receive them.)

o The instructions you give us remain in effect until you change them (again, your GRA maturity allocation change request will be processed as described above).

o You may have different instructions for your GRAs attributable to employer contributions than for your GRAs attributable to employee contributions.

o If you have never provided GRA maturity instructions, your maturing GRAs will be allocated to the Money Market Guarantee Account.


TYPES OF BENEFITS

Under the Plans, you may select one or more of the following forms of distribution once you are eligible to receive benefits. If your employer has adopted an individually designed plan that does not offer annuity benefits, not all of these distribution forms may be available to you. We suggest you ask your employer what types of benefits are available under your plan.

QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment prior to the last death. The law requires that if the value of your vested benefits exceeds $5,000, you must receive a Qualified Joint and Survivor Annuity unless your spouse consents in writing to a contrary election. Please see "Spousal Consent Requirements" below.

LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a partial payment of your balance, it must be at least $1,000. If you have more than one GRA, amounts held in your most recent GRA will first be used to make payment. If you terminated employment and your vested account balance is less than $1,000, you will receive a lump sum payment of the entire vested amount unless alternate instructions are provided in a reasonable period after receiving your Election of Benefits Package.

PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining Account Balance will be invested in whatever investment options you designate; each payment will be drawn pro rata from all the investment options you have selected. If you have more than one GRA, amounts held in your most recently purchased three-year or five-year GRA will first be used to make installment payments. If you die before receiving all the installments, we will make the remaining payments to your beneficiary, subject to IRS minimum distribution rules and beneficiary election. We do not offer installments for benefits under individually designed plans.

LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment prior to your death.

LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years. The longer the specified period, the smaller the monthly payments will be.

JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the original annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.

JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity). The longer the specified period, the smaller your monthly payments will be.

CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.


FIXED AND VARIABLE ANNUITY CHOICES

The cost of the fixed annuity is determined from tables in the group annuity contract which show the amounts necessary to purchase each $1 of monthly payment (after deduction of any applicable taxes and the annuity administrative charge described below). Payments depend on the annuity selected, your age, and the age of your beneficiary if you select a joint and survivor annuity. We may change the tables in the contract no more than once every five years.

The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, an annuity administrative charge of $350 will be deducted from the amount used to purchase the annuity. If we give any group pension client with a qualified profit sharing plan a better annuity purchase rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case.

Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity--Period Certain, you may select either fixed or variable payments. The variable payments reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.

The chart below shows the relative financial value of the different annuity options, based on our current rates for fixed annuities. This chart is provided as a sample. The numbers provided in the Rate per $1.00 of Annuity column, which are used to calculate the monthly annuity provided, are subject to change. The example assumes the annuitant's age is 651/2 years, the joint annuitant's age is the same and the amount used to purchase the annuity is $100,000. The annuity administrative charge of $350 is deducted from the purchase price of $100,000, leaving a total of $99,650 to be applied to purchase the annuity. Certain legal requirements may limit the forms of annuity available to you.


---------------------------------------------------------------------------------------------------
                                                     Amount to be                         Monthly
                                                 Applied on Annuity     Rate Per $1.00    Annuity
Annuity Form                                        Form Elected         of Annuity       Provided
----------------------------------------------------------------------------------------------------
Life                                                  $99,650       $143.06            $696.56
Cash Refund                                            99,650        150.82             660.72
5 Year Certain Life                                    99,650        144.62             689.05
10 Year Certain Life                                   99,650        148.55             670.82
15 Year Certain Life                                   99,650        153.87             647.62
100% Joint & Survivor Life                             99,650        168.01             593.12
75% Joint & Survivor Life                              99,650        161.16             618.33*
50% Joint & Survivor Life                              99,650        155.13             642.36*
100% Joint & Survivor--5 Year Certain Life**           99,650        168.04             593.01
100% Joint & Survivor--10 Year Certain Life**          99,650        168.27             592.20
100% Joint & Survivor--15 Year Certain Life**          99,650        168.91             589.96
100% Joint & Survivor--20 Year Certain Life**          99,650        170.10             585.83
----------------------------------------------------------------------------------------------------

* Represents the amount payable to the primary annuitant. A surviving joint annuitant would receive the applicable percentage of the amount paid to the primary annuitant.

** You may also elect a Joint and Survivor Annuity--Period Certain with a monthly benefit payable to the surviving joint annuitant in any per centage you specify.

SPOUSAL CONSENT REQUIREMENTS

Under the Plans, you may designate a non-spouse beneficiary any time after the earlier of: (1) the first day of the plan year in which you attain age 35, or
(2) the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In order for you to make a withdrawal, elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. To consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.


If you change your mind, you may revoke your election and elect a Qualified Joint and Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.

It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent.

PROVISIONS OF THE PLANS

PLAN ELIGIBILITY REQUIREMENTS. Under the Plans, the employer specifies the eligibility requirements for its plan in the Adoption Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed
21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligible service may be required for a 401(k) arrangement.

CONTRIBUTIONS TO QUALIFIED PLANS. We outline below the current federal income tax rules relating to contributions under qualified retirement plans. This outline assumes that you are not a participant in any other qualified retirement plan.


The employer deducts contributions to the plan in the year it makes them. As a general rule, an employer must make contributions for any year by the due date (including extensions) for filing its federal income tax return for that year. However, Department of Labor ("DOL") rules generally require that the employer contribute participants' salary deferral contribution amounts, including designated Roth contributions if applicable, (or any non-Roth post-tax employee contribution amounts) under a 401(k) plan as soon as practicable after the payroll period applicable to a deferral. In any event, the employer must make these contributions no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions.


If the employer contributes more to the plan than it may deduct under the rules we describe below, the employer (a) may be liable for a 10% penalty tax on that nondeductible amount and (b) may risk disqualifying the plan.

CONTRIBUTIONS TO THE PLANS. The employer makes annual contributions to its plan based on the plan's provisions.

An employer that adopts either of the Plans as a profit sharing plan makes discretionary contributions as it determines annually. The aggregate employer contribution to the plan may not exceed 25% of all participants' compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions on behalf of the self-employed person.

A 401(k) arrangement is available as part of the profit sharing plan. Employees may make pre-tax contributions to a plan under a 401(k) arrangement. The maximum amount that highly compensated employees may contribute depends on (a) the amount that non-highly compensated employees contribute and (b) the amount the employer designates as a nonforfeitable 401(k) contribution. Different rules apply to a SIMPLE 401(k) or safe harbor 401(k).

A designated Roth contribution feature which permits elective deferrals to be made on a post-tax basis "Roth 401(k)" option may be added to a 401(k) plan by an employer. These amounts can be withdrawn tax-free if it is considered a qualified Roth distribution. A qualified Roth distribution is one that is made at least five taxable years after the first designated Roth contribution is made under the plan and after attainment of age 59 1/2, death or disability.


For 2007, a "highly compensated" employee, for this purpose, is (a) an owner of more than 5% of the business, or (b) anyone with earnings of more than $100,000 from the business. For (b), the employer may elect to include only employees in the highest paid 20%. In any event, the maximum amount each employee may defer is limited to $15,500 for 2007 reduced by that employee's salary reduction contributions to simplified employee pension plans established before 1997 (SARSEPs), SIMPLE plans, employee contributions to tax deferred Section 403(b) arrangements, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Internal Revenue Code. The maximum amount a participant may defer in a SIMPLE 401(k) plan for 2006 is $10,500.

The additional "catch-up" elective deferral for 2007 is up to $5,000 which can be made by any employees who are at least age 50 at any time during 2007.


Matching contributions to a 401(k) plan on behalf of a self-employed individual are no longer treated as elective deferrals, and are the same as matching contributions for other employees.

Employers may adopt a safe harbor 401(k) arrangement. Under this arrangement, an employer agrees to offer a matching contribution equal to (a) 100% of salary deferral contributions, both pre-tax and Roth, up to 3% of compensation and (b) 50% of salary deferral contributions, both pre-tax and Roth that exceed 3% but are less than 5% of compensation or a 3% non-elective contribution to all eligible employees. These contributions must be non-forfeitable. If the employer makes these contributions and meets the notice requirements for safe harbor 401(k) plans, the plan is not subject to non-discrimination testing on salary deferral and matching or non-elective contributions described above.

If the employer adopts the Members Retirement Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that the Adoption Agreement specifies.


Under any type of plan, an employer must disregard compensation in excess of $225,000 in 2007 in making contributions. This amount will be adjusted for cost-of-living changes in future years in $5,000 increments rounded to the next lowest multiple of $5,000. An employer may integrate contributions with Social Security. This means that contributions, for each participant's compensation, that exceed the integration level may be greater than contributions for compensation below the integration level. The Federal tax law imposes limits on this excess. Your Account Executive can help you determine the legally permissible contribution.

Except in the case of certain non-top heavy plans, contributions for non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage the employer contributes for key employees, if less than 3%). In 2007, "key employee" means (a) an officer of the business with earnings of more than $145,000 or (b) an owner of more than 5% of the business, or (c) an owner of more than 1% of the business with earnings of more than $150,000. For purposes of (a), no more than 50 employees (or, if less, the greater of three or 10% of the employees) shall be treated as officers.

Certain plans may also permit participants to make non-Roth post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) on those contributions. Post-tax contributions are subject to complex rules under which the maximum amount that a highly compensated employee may contribute depends on the amount that non-highly compensated employees contribute. Before permitting any highly-compensated employee to make post-tax contributions, the employer should verify that it has passed all non-discrimination tests. If an employer employs only "highly compensated" employees (as defined above), the plan will not accept post-tax contributions. In addition, the employer may make matching contributions to certain plans, i.e., contributions that are based on the amount of post-tax or pre-tax 401(k) contributions that plan participants make. Special non-discrimination rules apply to matching contributions. These rules may limit the amount of matching contributions that an employer may make for highly compensated employees. These non-discrimination rules for matching contributions do not apply to SIMPLE and safe harbor 401(k) plans.



Contributions (including forfeiture amounts) for each participant in 2007 may not exceed the lesser of (a) $45,000 and (b) 100% of the participant's earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions count toward this limitation.


Each participant's Account Balance equals the sum of the amounts accumulated in each investment option. We will maintain separate records of each participant's interest in each of the Investment Options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions and employer matching contributions. We will also account separately for any amounts rolled over from a previous employer's plan. Our records will also reflect each participant's percentage of vesting (see below) in his Account Balance attributable to employer contributions and employer matching contributions.

The participant will receive quarterly notices and confirmation of certain transactions. The participant will also receive an annual statement showing the participant's Account Balance in each investment option attributable to each type of contribution. Based on information that you supply, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to (a) 401(k) plans (other than SIMPLE 401(k) and safe harbor 401(k)) and (b) plans that accept post-tax employee contributions or employer matching contributions.

Non-discrimination tests do not apply to SIMPLE 401(k) plans, if the employer makes (a) a matching contribution equal to 100% of the amount of the elective deferral contribution, whether pre-tax or Roth, up to 3% of compensation, or
(b) a 2% non-elective contribution to all eligible employees. The employer must also follow the notification and filing requirements outlined in the Plan Document, to avoid non-discrimination tests.

Under a SIMPLE 401(k) the employer must offer all eligible employees the opportunity to defer part of their salary into the plan and make either a matching or non-elective contribution. The matching contribution must be 100% of the elective deferral contribution, whether pre-tax or Roth, up to 3% of compensation. The non-elective contribution is 2% of compensation, which the employer must make for all eligible employees, even those not deferring. The matching or non-elective contribution must be non-forfeitable. The employer must notify employees which contribution the employer will make 60 days before the beginning of the year.

Elective deferrals to a 401(k) plan are subject to applicable FICA (social security), Medicare and FUTA (unemployment) taxes. They may also be subject to the state income tax.

ALLOCATION OF CONTRIBUTIONS. You, as employer or participant, may allocate contributions among any number of the investment options. You may change allocation instructions at any time, and as often as needed, by calling our Account Investment Management System ("AIMS") or accessing the website on the Internet. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions, employer matching contributions, SIMPLE employer, safe harbor non-elective and safe harbor matching contributions and rollover contributions. Your allocation percentages for employee contributions automatically apply to any post-tax employee and salary deferral contributions (including pre-tax salary deferral and Roth contributions (post-tax salary deferral). If we have not received valid instructions, we will allocate contributions to the Money Market Guarantee Account. You may, of course, transfer to another investment option at any time, and provide us with contribution allocation instructions for future contributions.

The Plan was amended effective January 1, 2007 to provide that if you do not submit investment instructions, you will be treated as exercising actual control over your assets and the Plan's fiduciary will not be subject to fiduciary liability under ERISA if the Plan's fiduciary makes investments in default investment options in accordance with rules provided by the DOL. The Pension Protection Act of 2006 instructs the DOL that the default investments must include a mix of asset classes consistent with capital preservation, long term capital appreciation or a blend of both. In order for this exemption to apply to the Plan's fiduciary, the Plan must provide notice to participants of their rights and obligations within a reasonable time before the beginning of each plan year.


THE PLANS AND SECTION 404(C) OF ERISA. The Plans are participant directed individual account plans designed to comply with the requirements of Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor
(DOL) regulation, provide that if a participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the participant's or beneficiary's exercise of control. This means that if the employer plan complies with Section 404(c), participants can make and are responsible for the results of their own investment decisions.


Plans intending to comply with Section 404(c) must, among other things, (a) make a broad range of investment choices available to participants and beneficiaries and (b) provide them with adequate information to make informed investment decisions. The Investment Options and documentation available under the Plans provide the broad range of investment choices and information needed in order to meet the requirements of Section 404(c). However, while our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment information, the employer is responsible for distributing this information in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.


VESTING. Vesting refers to the participant's rights with respect to that portion of a participant's Account Balance attributable to employer contributions under the Plans. If a participant is "vested," the amount or benefit in which the participant is vested belongs to the participant, and may not be forfeited. The participant's Account Balance attributable to (a) 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), (b) post-tax employee contributions and (c) rollover contributions always belongs to the participant, and is nonforfeitable at all times.

A participant becomes fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet vested under the plan's vesting schedule are forfeited. The normal retirement age is 65 under the Plans unless the employer elects a lower age on its Adoption Agreement.

Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants:


--------------------------------------------------------------------------------
                Schedule A     Schedule B     Schedule C     Schedule E
--------------------------------------------------------------------------------
   Years of        Vested         Vested         Vested        Vested
   Service     Percentage     Percentage     Percentage     Percentage
--------------------------------------------------------------------------------
      1             0%             0%             0%            100%
      2           100             20              0             100
      3           100             40            100             100
      4           100             60            100             100
      5           100             80            100             100
      6           100            100            100             100
--------------------------------------------------------------------------------


If the plan requires more than one year of service for participation in the plan, the plan must use Schedule E.


All contributions to a SIMPLE 401(k) plan are 100% vested and not subject to the vesting schedule above. This rule, however, does not apply to employer and matching contributions made to a plan before the plan is amended to become a SIMPLE 401(k) plan. Non-elective and matching contributions required under a safe harbor 401(k) arrangement are 100% vested and not subject to the vesting schedule above.


Employer contributions are required to vest at least as quickly as under a 3-year cliff or a 6-year "graded vesting" schedule. The 6-year schedule requires 20% vesting after 2 years of service increasing 20% per year thereafter.


INVESTMENT RESTRICTIONS AND CERTAIN INVESTMENT TECHNIQUES APPLICABLE TO THE ALLIANCEBERNSTEIN GROWTH EQUITY, ALLIANCEBERNSTEIN MID CAP GROWTH AND ALLIANCEBERNSTEIN BALANCED FUNDS

(For an explanation of the investment restrictions applicable to the AXA Aggressive Allocation Fund, AXA Conservative Allocation Fund, AXA Conservative-Plus Allocation Fund**, AXA Moderate Allocation Fund, AXA Moderate-Plus Allocation Fund**, Multimanager Technology Fund*, Target 2015 Allocation Fund, Target 2025 Allocation Fund, Target 2035 Allocation Fund, Target 2045 Allocation Fund, EQ/AllianceBernstein Intermediate Government Securities, EQ/AllianceBernstein International, EQ/AllianceBernstein Value, EQ/Calvert Socially Responsible, EQ/Capital Guardian International Funds*, EQ/Capital Guardian Research, EQ/Capital Guardian U.S. Equity*, EQ/GAMCO Small Company Value Fund, EQ/Equity 500 Index, EQ/FI Small/Mid Cap Value*, EQ/FI MidCap Value, EQ/MFS Emerging Growth Companies*, EQ/PIMCO Real Return Fund, EQ/Small Company Index and EQ/Van Kampen Emerging Markets Equity Fund, see "Investment Restrictions" in the applicable Trust Statement of Additional Information.)

* Please see "Portfolios of the Trusts" in "Investment Options" in the Prospectus dated May 1, 2007 for changes affecting these investment options.


** This investment option will be available on or about July 1, 2007, subject to regulatory approval.

None of the AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds will:

o trade in foreign exchanges (except the AllianceBernstein Balanced Fund will trade in foreign exchanges, except those that fall into the MSCI Emerging Markets country definition, with respect to the Global Equity sub-portfolio;

o trade in commodities or commodity contracts (except the AllianceBernstein Balanced Fund is permitted to enter into hedging transactions through the use of stock index or interest rate future contracts, as described in the prospectus);


o make an investment in order to exercise control or management over a company;


o underwrite the securities of other companies, including purchasing securities that are restricted under the 1933 Act or rules or regulations thereunder (restricted securities cannot be sold publicly until they are registered under the 1933 Act), except as stated below;


o make short sales, except when the Fund has, by reason of ownership of other securities, the right to obtain securities of equivalent kind and amount that will be held so long as they are in a short position;

o purchase real estate or mortgages, except as stated below. The Funds may buy shares of real estate investment trusts listed on stock exchanges;


o have more than 5% of its assets invested in the securities of any one registered investment company. A Fund may not own more than 3% of an investment company's outstanding voting securities. Finally, total holdings of investment company securities may not exceed 10% of the value of the Fund's assets;

o purchase any security on margin or borrow money except for short-term credits necessary for clearance of securities transactions;

o make loans, except loans through the purchase of debt obligations or through entry into repurchase agreements; or


o invest more than 10% of its total assets in restricted securities, real estate investments, or portfolio securities not readily marketable. (The AllianceBernstein Growth Equity Fund will not invest in restricted securities.)

The AllianceBernstein Growth Equity and AllianceBernstein Balanced Funds will not make an investment in an industry if that investment would make the Fund's holding in that industry exceed 25% of its assets. The United States government, and its agencies and instrumentalities, are not considered members of any industry.

The AllianceBernstein Growth Equity and AllianceBernstein Mid Cap Growth Funds will not purchase or write puts and calls (options).

The following investment techniques may be used by the AllianceBernstein Balanced Fund:

Mortgage-related securities-- The AllianceBernstein Balanced Fund may invest in mortgage-related securities (including agency and non-agency fixed, ARM and hybrid pass throughs, agency and non-agency CMO's, commercial mortgage-backed securities and dollar rolls). Principal and interest payments made on mortgages in the pools are passed through to the holder of securities. Payment of principal and interest on some mortgage-related securities (but not the market value of the securities themselves) may be guaranteed by the full faith and credit of the U.S. Government (in the case of securities guaranteed by the Government National Mortgage Association, or "GNMA"), or guaranteed by agencies or instrumentalities of the U.S. Government (in the case of securities guaranteed by the Federal National Mortgage Corporation ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"), which are supported only by discretionary authority of the U.S. Government to purchase the agency's obligations). Mortgage-related securities created by non-governmental issuers (such as financial institutions, and other secondary market issuers) may be supported by various forms of insurance or guarantees.

Collateralized Mortgage Obligations - The AllianceBernstein Balanced Fund may invest in collateralized mortgage obligations ("CMOs"). CMOs are debt obligations that were developed specifically to reallocate the various risks inherent in mortgage-backed securities across various bond classes or tranches. They are collateralized by underlying mortgage loans or pools of mortgage-pass-through securities. They can be issued by both agency (GNMA, FHLMC or FNMA) or non-agency issuers. CMOs are not mortgage pass-though securities. Rather, they are pay-through securities, i.e. securities backed by cash flow from the underlying mortgages. CMOs are typically structured into multiple classes, with each class bearing a different stated maturity and having different payment streams. Monthly payments of principal, including prepayments, are first returned to investors holding the shortest maturity class; investors holding longer maturity classes receive principal payments only after the shorter class or classes have been retired.

Asset-Backed Securities--The AllianceBernstein Balanced Fund may purchase asset-backed securities. The securitization techniques used to develop mortgage-related securities are also applied to a broad range of financial assets. Through the use of trusts and special purpose vehicles, various types of assets, including automobile loans and leases, credit card receivables, home equity loans, equipment leases and trade receivables, are securitized in structures similar to the structures used in mortgage securitizations.

The AllianceBernstein Balanced Fund may invest in other asset-backed securities that may be developed in the future or as would be deemed appropriate.

Non-U.S. Debt - The AllianceBernstein Balanced Fund may invest in non-U.S. sovereign and corporate debt issued in U.S. Dollars.

Hedging Transactions - The AllianceBernstein Balanced Fund may engage in transactions which are designed to protect against potential adverse price movements in securities owned or intended to be purchased by the Fund.

Zero-Coupon Bonds--The AllianceBernstein Balanced Fund may invest in zero-coupon bonds. Such bonds may be issued directly by agencies and instrumentalities of the U.S. Government or by private corporations. Zero coupon bonds may originate as such or may be created by stripping an outstanding bond. Zero-coupon bonds do not make regular interest payments. Instead, they are sold at a deep discount from their face value. Because a zero coupon bond does not pay current income, its price can be very volatile when interest rates change.

Repurchase Agreements--Repurchase agreements are currently entered into with creditworthy counterparties including broker-dealers, member banks of the Federal Reserve System or "primary dealers" (as designated by the Federal Reserve Bank of New York) in U.S. Government securities. Repurchase agreements are often for short periods such as one day or a week, but may be longer. Investments may be made in repurchase agreements pertaining to the marketable obligations of, or marketable obligations guaranteed by, the United States Government, its agencies or instrumentalities.

Foreign Currency Forward Contracts--The AllianceBernstein Balanced Fund may enter into contracts for the purchase or sale of a specific foreign currency at a future date at a price set at the time of the contract. The Fund will enter into such forward contracts for hedging purposes only.



PORTFOLIO HOLDINGS POLICY FOR THE POOLED SEPARATE ACCOUNTS

It is the policy of the Pooled Separate Accounts (the "Separate Accounts") to safeguard against misuse of their portfolio holdings information and to prevent the selective disclosure of such information. Each Separate Account will publicly disclose its holdings in accordance with regulatory requirements, such as periodic portfolio disclosure in filings with the SEC. The portfolio holdings information for the Separate Accounts including, among other things, the top ten holdings and complete portfolio holdings, is available on a monthly basis and generally can be obtained by contract holders/participants or their consultants, free of charge, 15 days after the month end by calling 1-866-642-3127. AXA Equitable has established this procedure to provide prompt portfolio holdings information so that contractholders and their consultants can perform effective oversight of plan investments.

On a case-by-case basis, AXA Equitable may approve the disclosure of non-public portfolio holdings and trading information to particular individuals or entities in appropriate circumstances. In all cases, the approval of release of non-public portfolio holdings or trading information will be conditioned on the obligation of the recipient not to trade on the non-public information. Neither AXA Equitable nor its investment adviser, AllianceBernstein L.P., discloses non-public portfolio holdings or portfolio trade information of any Separate Account to the media.

In addition, with the approval of our investment officers, non-public portfolio holdings information may be provided as part of the legitimate business activities of each Separate Account to the following service providers and other organizations: auditors; the custodian; the accounting service provider, the administrator; the transfer agent; counsel to the Separate Accounts; regulatory authorities; pricing services; and financial printers. The entities to whom we or the investment advisor voluntarily provide holdings information, either by explicit agreement or by virtue of their respective duties to each Separate Account, are required to maintain the confidentiality of the information disclosed, including an obligation not to trade on non-public information. As of the date of this SAI, we have ongoing arrangements to provide non-public portfolio holdings information to the following service providers: JPMorgan Chase, State Street-Kansas City, PricewaterhouseCoopers LLP, Capital Printing Systems, Inc., and RR Donnelley. Each of these arrangements provides for ongoing disclosure of current portfolio holdings information so that the entity can provide services to the Separate Accounts. These service providers do not provide any compensation to AXA Equitable, the Separate Accounts or any affiliates in return for the disclosure of non-public portfolio holdings information.

Until particular portfolio holdings information has been released in regulatory filings or is otherwise available to contract holders and/or participants, and except with regard to the third parties described above, no such information may be provided to any party without the approval of our investment officers or the execution by such third party of an agreement containing appropriate confidentiality language which has been approved by our Legal Department. We will monitor and review any potential conflicts of interest between the contract holders/participants and AXA Equitable and its affiliates that may arise from potential release of non-public portfolio holdings information. We will not release portfolio holdings information unless it is determined that the disclosure is in the best interest of its contract holders/ participants and there is a legitimate business purpose for such disclosure. No compensation is received by AXA Equitable or its affiliates or any other person in connection with the disclosure of portfolio holdings information.


FUND TRANSACTIONS


The AllianceBernstein Growth Equity, AllianceBernstein Mid Cap Growth and AllianceBernstein Balanced Funds are charged for securities brokers' commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for each of these Funds are executed primarily through brokers that receive a commission paid by the Fund. The brokers, none of which are affiliates, are selected by AllianceBernstein L.P. ("AllianceBernstein"). For 2006, 2005 and 2004, the AllianceBernstein Growth Equity Fund paid $739,493, $699,416 and $1,126,910, respectively, in brokerage commissions; the AllianceBernstein Mid Cap Growth Fund paid $453,828, $378,750 and $708,388, respectively, in brokerage commissions; and the AllianceBernstein Balanced Fund paid $29,394, $58,825 and $83,372, respectively, in brokerage commissions.

AllianceBernstein seeks to obtain the best price and execution of all orders it places, considering all the circumstances. If transactions are executed in the over-the-counter market, they will deal with the principal market makers, unless more favorable prices or better execution is otherwise obtainable. There are occasions on which portfolio transactions for the Funds may be executed as part of concurrent authorizations to purchase or sell the same security for certain other accounts or clients advised by AllianceBernstein and AXA Equitable. These concurrent authorizations potentially can be either advantageous or disadvantageous to the Funds. When these concurrent authorizations occur, the objective is to allocate the executions among the Funds and the other accounts in a fair manner.

Recently, the increasing number of low-cost automated order execution services have contributed to lower commission rates. These services, often referred to as "low touch" trading, take advantage of the electronic connectivity of market centers, eliminating the need for human intervention and thereby lowering the cost of execution. These services include: 1) direct market access (DMA) options, in which orders are placed directly with market centers, such as NASDAQ or Archipelago; 2) aggregators, which allow access to multiple markets simultaneously; and 3) algorithmic trading platforms, which use complex mathematical models to optimize trade routing and timing.

AllianceBernstein also considers the amount and quality of securities research services provided by a broker. Typical research services include general economic information and analyses and specific information on and analyses of companies, industries and markets. Factors in evaluating research services include the diversity of sources used by the broker and the broker's experience, analytical ability, and professional stature. The receipt of research services from brokers tends to reduce the expenses in managing the Funds. This is taken into account when setting the expense charges.

Brokers who provide research services may charge somewhat higher commissions than those who do not. However, AllianceBernstein selects only brokers whose commissions are believed to be reasonable in all the circumstances. Of the brokerage commissions paid by the AllianceBernstein Growth Equity, AllianceBernstein Mid/Cap Growth and AllianceBernstein Balanced Funds during 2006, $725,854, $436,288 and $28,883, respectively, were paid to brokers providing research services on transactions of $844,801,931, $277,489,188 and $178,739,675, respectively.

AllianceBernstein periodically evaluates the services provided by brokers and prepares internal proposals for allocating among those various brokers business for all the accounts AllianceBernstein manages or advises. That evaluation involves consideration of the overall capacity of the broker to execute transactions, its financial condition, its past performance and the value of research services provided by the broker in servicing the various accounts advised or managed by AllianceBernstein. AllianceBernstein has no binding agreements with any firm as to the amount of brokerage business which the firm may expect to receive for research services or otherwise. There may, however, be understandings with certain firms that AllianceBernstein will continue to receive services from such firms only if such firms are allocated a certain amount of brokerage business. AllianceBernstein may try to allocate such amounts of business to such firms to the extent possible in accordance with the policies described above.

Research information obtained by AllianceBernstein may be used in servicing all accounts under their management, including AXA Equitable's accounts. Similarly, not all research provided by a broker or dealer with which the Funds transact business will necessarily be used in connection with those Funds.


Transactions for the Funds in the over-the-counter market are normally executed as principal transactions with a dealer that is a principal market-maker in the security, unless a better price or better execution can be obtained from another source. Under these circumstances, the Funds pay no commission. Similarly, portfolio transactions in money market and debt securities will normally be executed through dealers or underwriters under circumstances where the Fund pays no commission.


When making securities transactions for Funds that do not involve paying a brokerage commission (such as the purchase of short-term debt securities), AllianceBernstein seeks to obtain prompt execution in an effective manner at the best price. Subject to this general objective, AllianceBernstein may give orders to dealers or underwriters who provide investment research. None of the Funds will pay a higher price, however, and the fact that we or AllianceBernstein may benefit from such research is not considered in setting the expense charges.

In addition to using brokers and dealers to execute portfolio securities transactions for accounts AllianceBernstein manages, we or AllianceBernstein may enter into other types of business transactions with brokers or dealers. These other transactions will be unrelated to allocation of the Funds' portfolio transactions.

OTHER FUNDS. For those Funds that invest in corresponding Portfolios of AXA Premier VIP Trust and EQ Advisors Trust, see the statement of additional information for each Trust for information concerning the portfolio transactions of the Portfolios.



INVESTMENT MANAGEMENT AND ACCOUNTING FEE

The table below shows the amount we received under the investment management and financial accounting fee under the Program during each of the last three years. See "Fee table" section in the prospectus.




 Fund                             2006       2005       2004
-------------------------------------------------------------
AllianceBernstein Growth
Equity                        $208,262   $206,924    $198,559
-------------------------------------------------------------
AllianceBernstein Mid Cap
   Growth                     $148,514   $139,168   $134,314
------------------------------------------------------------
AllianceBernstein Balanced    $178,589   $173,982   $165,896
------------------------------------------------------------

INFORMATION (ALLIANCEBERNSTEIN GROWTH EQUITY FUND,
ALLIANCEBERNSTEIN MID CAP GROWTH FUND AND ALLIANCEBERNSTEIN BALANCED FUND)


The tables and discussion below provide information with respect to the portfolio managers who are primarily responsible for the day-to-day management of each Fund.


-----------------------------------------------------------------------------------------------------------------
                              AllianceBernstein Growth Equity Fund, Separate Account No. 4 ("Fund")
                                               AllianceBernstein L.P. ("Adviser")
                                               Information as of December 31, 2006
-----------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio manager(s) of the         (a)(2) For each person identified in column (a)(1), the number of other
Adviser named in the prospectus            accounts of the Adviser managed by the person within each category below and the total assets in the accounts managed within each cat-
                                           egory below.
                                           ----------------------------------------------------------------------
                                           Registered Invest-  Other Pooled Invest- Other Accounts
                                           ment Companies      ment Vehicles
                                           ----------------------------------------------------------------------
                                           Number     Total    Number     Total     Number     Total
                                           of         Assets   of         Assets    of         Assets
                                           Accounts   ($MM)    Accounts   ($MM)     Accounts   ($MM)
-----------------------------------------------------------------------------------------------------------------
Alan Levi                                  2         $1,670   1          $6        12         $1,019
-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio manager(s) of the         (a)(3) For each of the categories in column (a)(2), the number of
Adviser named in the prospectus            accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account
                                           ----------------------------------------------------------------------
                                           Registered Invest-   Other Pooled Invest-  Other Accounts
                                           ment Companies       ment Vehicles
                                           ----------------------------------------------------------------------
                                           Number     Total     Number     Total      Number     Total
                                           of         Assets    of         Assets     of         Assets
                                           Accounts   ($MM)     Accounts   ($MM)      Accounts   ($MM)
-----------------------------------------------------------------------------------------------------------------
Alan Levi                                  2          $4,280      N/A       N/A         N/A       N/A
-----------------------------------------------------------------------------------------------------------------


Note:    $ MM means millions

For a description of any material conflicts, please see "Investment professional conflict of interest" later in the SAI.


For compensation information, please see "AllianceBernstein's compensation program" later in the SAI.


Ownership of Securities of AXA's insurance products for which the Fund serves as an investment option (Retirement Investment Account, Members Retirement Program and American Dental Association):

---------------------------------------------------------------------------------------------------------
                                            $10,001-    $50,001-    $100,001-    $500,001 -    over
 Portfolio Manager    None    $1-$10,000   $50,000     $100,000    $500,000     $1,000,000    $1,000,000
---------------------------------------------------------------------------------------------------------
Alan Levi             X
---------------------------------------------------------------------------------------------------------


The management of and investment decisions for the Fund's portfolio are made by AllianceBernstein's US Growth Team, which is responsible for management of all of AllianceBernstein's US Growth accounts. The US Growth Team relies heavily on the fundamental analysis and research of the AllianceBernstein's large internal research staff. While all members of the team work jointly to determine the investment strategy, including, security selection, Mr. Alan Levi, a member of the AllianceBernstein's US Growth Team, is responsible for day-to-day management of and has oversight and order placement responsibilities for the Fund's portfolio.


Alan E. Levi -- Senior Vice President and Team Leader

Mr. Levi is the team leader of the US Disciplined Growth and US Growth teams. He joined AllianceBernstein in 1973 as a research analyst and served as director of US equity research from 1990-1995. Mr. Levi joined the US Disciplined Growth team as a portfolio manager in 1995, served as co-team leader from 2002-2003 and became the team leader in 2004. He became a US Growth portfolio manager in 1999 and became the team leader in 2002. Mr. Levi is a past director and treasurer of the Bank and Financial Analysts Association and served as a director of the New York Society of Security Analysts between 1992-1994. He received his BA from Johns Hopkins and an MBA from the University of Chicago. Location: New York.

------------------------------------------------------------------------------------------------------------------
                    AllianceBernstein Mid Cap Growth Fund, Separate Account No. 3 ("Fund")
                                      AllianceBernstein L.P. ("Adviser")
                                     Information as of December 31, 2006
------------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio manager(s) of the         (a)(2) For each person identified in column (a)(1), the number of other
Adviser named in the Fund pro-             accounts of the Adviser managed by the person within each category
spectus                                    below and the total assets in the accounts managed within each cat-
                                           egory below
                                           ----------------------------------------------------------------------
                                           Registered Invest-   Other Pooled Invest-  Other Accounts
                                           ment Companies       ment Vehicles
                                           -----------------------------------------------------------------------
                                           Number     Total     Number     Total      Number     Total
                                           of         Assets    of         Assets     of         Assets
                                           Accounts   ($MM)     Accounts   ($MM)      Accounts   ($MM)
------------------------------------------------------------------------------------------------------------------
Catherine Wood                             4          $5,210      35        $7,767       75*     $2,396
(AllianceBernstein L.P. and
Separately
Managed Accounts)
------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
                    AllianceBernstein Mid Cap Growth Fund, Separate Account No. 3 ("Fund")
                                      AllianceBernstein L.P. ("Adviser")
                                     Information as of December 31, 2006
------------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio manager(s) of the         (a)(3) For each of the categories in column (a)(2), the number of
Adviser named in the Fund pro-             accounts and the total assets in the accounts with respect to which the
spectus                                    advisory fee is based on the performance of the account
                                           ----------------------------------------------------------------------
                                           Registered Invest-   Other Pooled Invest-  Other Accounts
                                           ment Companies       ment Vehicles
                                           -----------------------------------------------------------------------
                                           Number     Total     Number     Total      Number     Total
                                           of         Assets    of         Assets     of         Assets
                                           Accounts   ($MM)     Accounts   ($MM)      Accounts   ($MM)
------------------------------------------------------------------------------------------------------------------
Catherine Wood                             N/A        N/A       N/A         N/A       N/A        N/A
(AllianceBernstein L.P. and
Separately
Managed Accounts)
------------------------------------------------------------------------------------------------------------------


Note: $MM means millions.
*     includes wrap fee accounts at the sponsor level.


For a description of any material conflicts, please see "Investment professional conflict of interest" later in the SAI.
For compensation information, please see "AllianceBernstein's compensation program" later in the SAI.
Ownership of Securities of AXA's insurance products for which the Fund serves as an investment option (Retirement Investment Account, Members Retirement Program and American Dental Association):

---------------------------------------------------------------------------------------------------------
                                            $10,001-    $50,001-    $100,001-    $500,001 -    over
 Portfolio Manager    None    $1-$10,000   $50,000     $100,000    $500,000     $1,000,000    $1,000,000
---------------------------------------------------------------------------------------------------------
Catherine Wood       X
---------------------------------------------------------------------------------------------------------


The management of and investment decisions for the Fund's portfolio are made by Ms. Catherine Wood. Ms. Wood relies heavily on the fundamental research efforts of the firm's extensive internal research staff, including the Global Research Department, Research for Strategic Change team and Research on Early Stage Growth team.


Catherine Wood -- Senior Vice President, US Mid Cap Growth Team Leader and Chief Investment Officer -- US Strategic Research

Ms. Wood is also the Chief Investment Officer of AllianceBernstein's Strategic Research Product. Ms. Wood joined AllianceBernstein in 2001 from Tupelo Capital Management, where she was a General Partner, co-managing global equity-oriented portfolios. Prior to that, Ms. Wood worked for 18 years with Jennison Associates as a Director and Portfolio Manager, Equity Research Analyst and Chief Economist. As a portfolio manager with Jennison, she invested in both US and international securities. Ms. Wood's experience in research ranges from media, telecommunications and emerging technologies to business services, consumer non-durables and basic industries. She started her career as an assistant economist at Capital Research from 1977 to 1980. She received her B.S., summa cum laude, from the University of Southern California. Location:
New York.

John H. Fogarty -- Senior Vice President and Senior Portfolio Manager
Mr. Fogarty began his career at AllianceBernstein in 1988 performing quantitative research while attending Columbia. He started full time with the firm in 1992, joined the US Large Cap Growth Team as a generalist and quantitative analyst in 1995, and became a US Large Cap Growth portfolio manager in 1997. Mr. Fogarty re-joined the firm in 2006 after spending nearly 3 years as a hedge fund manager at Dialectic Capital and Vardon Partners, respectively. Mr. Fogarty received his BA from Columbia University. CFA Charterholder. Location: New York.

------------------------------------------------------------------------------------------------------------------
                    AllianceBernstein Balanced Fund, Separate Account No. 10 ("Fund")
                                       AllianceBernstein L.P. ("Adviser")
                                     Information as of December 31, 2006
------------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio manager(s) of the         (a)(2) For each person identified in column (a)(1), the number of other
Adviser named in the Fund pro-             accounts of the Adviser managed by the person within each category
spectus                                    below and the total assets in the accounts managed within each cat-
                                           egory below
                                           ----------------------------------------------------------------------
                                           Registered Invest-   Other Pooled Invest-  Other Accounts
                                           ment Companies       ment Vehicles
                                           -----------------------------------------------------------------------
                                           Number     Total     Number     Total      Number     Total
                                           of         Assets    of         Assets     of         Assets
                                           Accounts   ($MM)     Accounts   ($MM)      Accounts   ($MM)
------------------------------------------------------------------------------------------------------------------
Alison Martier                              4          3,134      4          1,562     34         4,587
------------------------------------------------------------------------------------------------------------------
Joshua Lisser                              44         41,159    291         21,741    249        67,850
------------------------------------------------------------------------------------------------------------------
Total                                      48         44,293    295         23,303    283        72,437
------------------------------------------------------------------------------------------------------------------
Excluded from Above:
------------------------------------------------------------------------------------------------------------------
STRATEGIC BALANCED #10                     N/A        N/A       N/A         N/A       1          59
- COMBINED
------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
                    AllianceBernstein Balanced Fund, Separate Account No. 10 ("Fund")
                                       AllianceBernstein L.P. ("Adviser")
                                     Information as of December 31, 2006
------------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio manager(s) of the         (a)(3) For each of the categories in column (a)(2), the number of
Adviser named in the Fund pro-             accounts and the total assets in the accounts with respect to which the
spectus                                    advisory fee is based on the performance of the account
                                           ----------------------------------------------------------------------
                                           Registered Invest-   Other Pooled Invest-  Other Accounts
                                           ment Companies       ment Vehicles
                                           -----------------------------------------------------------------------
                                           Number     Total     Number     Total      Number     Total
                                           of         Assets    of         Assets     of         Assets
                                           Accounts   ($MM)     Accounts   ($MM)      Accounts   ($MM)
------------------------------------------------------------------------------------------------------------------
Alison Martier                             N/A        N/A       N/A         N/A       N/A        N/A
------------------------------------------------------------------------------------------------------------------
Joshua Lisser                              N/A        N/A       2           620       42         9,860
------------------------------------------------------------------------------------------------------------------
Total                                      N/A        N/A       2           620       42         9,860
------------------------------------------------------------------------------------------------------------------
Excluded from Above:                       N/A        N/A       N/A         N/A       N/A        N/A
------------------------------------------------------------------------------------------------------------------
STRATEGIC BALANCED #10                     N/A        N/A       N/A         N/A       N/A        N/A
- COMBINED
------------------------------------------------------------------------------------------------------------------


Note: $MM means millions
For a description of any material conflicts, please see "Investment professional conflict of interest" later in the SAI.

For compensation information, please see "AllianceBernstein's compensation program" later in the SAI.

Ownership of Securities of AXA's insurance products for which the Fund serves as an investment option (Retirement Investment Account and Members Retirement Program):



---------------------------------------------------------------------------------------------------------
                                            $10,001-    $50,001-    $100,001-    $500,001 -    over
 Portfolio Manager    None    $1-$10,000   $50,000     $100,000    $500,000     $1,000,000    $1,000,000
---------------------------------------------------------------------------------------------------------
Alison Martier       N/A*
---------------------------------------------------------------------------------------------------------
Joshua Lisser        X
---------------------------------------------------------------------------------------------------------


* Shares owned by Alison Martier in the Equity Fund and the Mid Cap Growth are as of December 31, 2006. While there are no insurance products ownership to report, Ms. Martier participates in AXA Equitable Savings and Investment Plan and owns shares, pursuant to her prior employment at AXA, as follows:

     o  (TPOW) Equity Fund: 6766.355 shares

     o  (TPOX) Mid Cap Growth: 7545.908 shares

Joshua Lisser does not own such shares.

AllianceBernstein Balanced Fund, Separate Account No. 10 ("Fund") is managed by the following team members:

Joshua B. Lisser

Senior Vice President and Chief Investment Officer-Structured Equities

Mr. Lisser is a member of the Blend Strategies team. He joined AllianceBernstein in 1992 as a portfolio manager in the index strategies group and developed the international and global risk controlled equity services. Prior to joining AllianceBernstein, Mr. Lisser was with Equitable Capital specializing in derivative investment strategies. Mr. Lisser received a BA from the State University of New York at Binghamton, where he was elected a member of Phi Beta Kappa, and an MBA from New York University. Location: New York

Seth Masters

Executive Vice President and Chief Investment Officer--Blend Strategies

Mr. Masters joined Bernstein in 1991 as a research analyst covering banks, insurance companies, and other financial firms and has been Executive Vice President and Chief Investment Officer for Blend Strategies since 2002. Between 1994 and 2002, Mr. Masters was Chief Investment Officer for Emerging Market Value Equities. In his current role, Mr. Masters has launched an array of blend strategies, drawing on AllianceBernstein's growth and value capabilities. He has been responsible for forging the firm's position within the core equity market. He also serves on AllianceBernstein's Management Executive Committee, a group of key senior professionals responsible for managing the firm, enacting key strategic initiatives and allocating resources. Over the years, Mr. Masters has published numerous articles, including "Is There a Better Way to Rebalance?," "Emerging Markets: Managing the Impact of High Costs," "After the
Fall: The Case for Emerging Markets Revisited" and "The Problem with Emerging Markets Indexes," which appeared in The Journal of Portfolio Management in 2003, 2002, 1999 and 1998, respectively. Prior to Bernstein, Mr. Masters worked as a senior associate at Booz, Allen & Hamilton from 1986 to 1990 and taught economics in China from 1983 to 1985. He earned a BA from Princeton University and an MPhil in economics from Oxford University. Location: New York

Thomas J. Fontaine

Senior Vice President and Senior Portfolio Manager--Blend Strategies

Mr. Fontaine is a senior vice president and senior portfolio manager on the Blend Strategies team, focusing on Style Blend and Structured Equity portfolios. Prior to his current role, Mr. Fontaine was a senior quantitative analyst responsible for the research and development of the US Structured Equity products, as well as the design of the firm's global equity portfolio analytics systems. Previous to joining Sanford C. Bernstein & Co. in 1999, Mr. Fontaine was a quantitative analyst at Tudor Investment Corporation, where he designed automated futures trading systems. Mr. Fontaine earned a BS, cum laude, in both Mathematics and Computer Science from the University of Wisconsin-Madison in 1988 and a Ph.D. in Computer Science from the University of Pennsylvania in 1993. He has earned the Global Association of Risk Professionals Financial Risk Manager certification. CFA Charterholder.
Location: New York

Christopher Nikolich

Senior Vice President and Senior Portfolio Manager--Blend Strategies

Mr. Nikolich is a senior vice president and senior portfolio manager on the Blend Strategies team and has been with the firm since 1994. Just prior to his current role, Mr. Nikolich was a portfolio manager in the index strategies group where he managed risk controlled equity services, a role he retains. Mr. Nikolich has an MBA in Finance and International Business from New York University and a BA in Finance from Rider University. Location: New York

Alison M. Martier

Senior Vice President and Director--US Core Fixed Income

Ms. Martier became director of our US Core Fixed Income service in 2002. She manages US Core, Core Plus and Strategic Core Plus fixed income portfolios for institutional clients, as well as supervises the portfolio management team for our US Core and US Low Duration services. Ms. Martier joined AllianceBernstein in 1993 from Equitable Capital. She joined Equitable as a trader in 1979 and has been a portfolio manager since 1983. Ms. Martier holds a BA from Northwestern University and an MBA from New York University's Graduate School of Business Administration. CFA Charterholder. Location: New York

Shawn Keegan

Vice President and Portfolio Manager

Mr. Keegan is the investment-grade credit specialist for AllianceBernstein's US Core, Core Plus and Low Duration strategies. He joined AllianceBernstein in 1993 as a portfolio assistant. He spent a year at Aladdin Capital as a trader before joining the US Core Fixed Income Team in early 2001. He holds a B.S. in Finance from Siena College. Location: New York

Greg Wilensky

Vice President, Portfolio Manager and Director

Mr. Wilensky is a member of the US Core, US Low Duration and Liquid Markets teams, and also manages US Inflation-Linked Securities portfolios. In addition, Mr. Wilensky has been responsible for the firm's stable value business since 1998. Prior to joining AllianceBernstein as a portfolio manager in 1996, Mr. Wilensky was a treasury manager in the corporate finance group at AT&T Corp. He earned a B.S. in Business Administration from Washington University and an MBA from the University of Chicago. Member of the New York Society of Security Analysts. CFA Charterholder. Location: New York.

INVESTMENT PROFESSIONAL CONFLICT OF INTEREST DISCLOSURE

As an investment adviser and fiduciary, AllianceBernstein owes its clients and shareholders an undivided duty of loyalty. We recognize that conflicts of interest are inherent in our business and accordingly have developed policies and procedures (including oversight monitoring) reasonably designed to detect, manage and mitigate the effects of actual or potential conflicts of interest in the area of employee personal trading, managing multiple accounts for multiple clients, including AllianceBernstein Mutual Funds, and allocating investment opportunities. Investment professionals, including portfolio managers and research analysts, are subject to the above-mentioned policies and oversight monitoring to ensure that all clients are treated equitably. We place the interests of our clients first and expect all of our employees to meet their fiduciary duties.

EMPLOYEE PERSONAL TRADING

AllianceBernstein has adopted a Code of Business Conduct and Ethics that is designed to detect and prevent conflicts of interest when investment professionals and other personnel of AllianceBernstein own, buy or sell securities which may be owned by, or bought or sold for, clients. Personal securities transactions by an employee may raise a potential conflict of interest when an employee owns or trades in a security that is owned or considered for purchase or sale by a client, or recommended for purchase or sale by an employee to a client. Subject to the reporting requirements and other limitations of its Code of Business Conduct and Ethics, AllianceBernstein permits its employees to engage in personal securities transactions, and also allows them to acquire investments in the AllianceBernstein Mutual Funds through direct purchase, 401(k)/profit sharing plan investment and/or notionally in connection with deferred incentive compensation awards.

AllianceBernstein's Code of Ethics and Business Conduct requires disclosure of all personal accounts and maintenance of brokerage accounts with designated broker-dealers approved by AllianceBernstein. The Code also requires preclearance of all securities transactions and imposes a one-year holding period for securities purchased by employees to discourage short-term trading.


MANAGING MULTIPLE ACCOUNTS FOR MULTIPLE CLIENTS

AllianceBernstein has compliance policies and oversight monitoring in place to address conflicts of interest relating to the management of multiple accounts for multiple clients. Conflicts of interest may arise when an investment professional has responsibilities for the investments of more than one account because the investment professional may be unable to devote equal time and attention to each account. The investment professional or investment professional teams for each client may have responsibilities for managing all or a portion of the investments of multiple accounts with a common investment strategy, including other registered investment companies, unregistered investment vehicles, such as hedge funds, pension plans, separate accounts, collective trusts and charitable foundations. Among other things, AllianceBernstein's policies and procedures provide for the prompt dissemination to investment professionals of initial or changed investment recommendations by analysts so that investment professionals are better able to develop investment strategies for all accounts they manage. In addition, investment decisions by investment professionals are reviewed for the purpose of maintaining uniformity among similar accounts and ensuring that accounts are treated equitably. No investment professional that manages client accounts carrying performance fees is compensated directly or specifically for the performance of those accounts. Investment professional compensation reflects a broad contribution in multiple dimensions to long-term investment success for our clients and is not tied specifically to the performance of any particular client's account, nor is it directly tied to the level or change in the level of assets under management.


ALLOCATING INVESTMENT OPPORTUNITIES

AllianceBernstein has policies and procedures intended to address conflicts of interest relating to the allocation of investment opportunities. These policies and procedures are designed to ensure that information relevant to investment decisions is disseminated promptly within its portfolio management teams and investment opportunities are allocated equitably among different clients. The investment professionals at AllianceBernstein routinely are required to select and allocate investment opportunities among accounts. Portfolio holdings, position sizes, and industry and sector exposures tend to be similar across similar accounts, which minimizes the potential for conflicts of interest relating to the allocation of investment opportunities. Nevertheless, investment opportunities may be allocated differently among accounts due to the particular characteristics of an account, such as size of the account, cash position, tax status, risk tolerance and investment restrictions or for other reasons.

AllianceBernstein's procedures are also designed to prevent potential conflicts of interest that may arise when AllianceBernstein has a particular financial incentive, such as a performance-based management fee, relating to an account. An investment professional may perceive that he or she has an incentive to devote more time to developing and analyzing investment strategies and opportunities or allocating securities preferentially to accounts for which AllianceBernstein could share in investment gains.

To address these conflicts of interest, AllianceBernstein's policies and procedures require, among other things, the prompt dissemination to investment professionals of any initial or changed investment recommendations by analysts; the aggregation of orders to facilitate best execution for all accounts; price averaging for all aggregated orders; objective allocation for limited investment opportunities (e.g., on a rotational basis) to ensure fair and equitable allocation among accounts; and limitations on short sales of securities. These procedures also require documentation and review of justifications for any decisions to make investments only for select accounts or in a manner disproportionate to the size of the account.


PORTFOLIO MANAGER COMPENSATION

AllianceBernstein's compensation program for investment professionals is designed to be competitive and effective in order to attract and retain the highest caliber employees. The compensation program for investment professionals is designed to reflect their ability to generate long-term investment success for our clients, including shareholders of the AllianceBernstein Mutual Funds. Investment professionals do not receive any direct compensation based upon the investment returns of any individual client account, nor is compensation tied directly to the level or change in the level of assets under management. Investment professionals' annual compensation is comprised of the following:


FIXED BASE SALARY

This is generally the smallest portion of compensation. The base salary is a relatively low, fixed salary within a similar range for all investment professionals. The base salary (is determined at the outset of employment based on level of experience,) does not change significantly from year to year, and hence, is not particularly sensitive to performance.


DISCRETIONARY INCENTIVE COMPENSATION IN THE FORM OF AN ANNUAL CASH BONUS

AllianceBernstein's overall profitability determines the total amount of incentive compensation available to investment professionals. This portion of compensation is determined subjectively based on qualitative and quantitative factors. In evaluating this component of an investment professional's compensation, AllianceBernstein considers the contribution to his/her team or discipline as it relates to that team's overall contribution to the long-term investment success, business results and strategy of AllianceBernstein. Quantitative factors considered include, among other things, relative investment performance (e.g., by comparison to competitor or peer group funds or similar styles of investments, and appropriate, broad-based or specific market indices), and consistency of performance. There are no specific formulas used to determine this part of an investment professional's compensation and the compensation is not tied to any pre-determined or specified level of performance. AllianceBernstein also considers qualitative factors such as the complexity and risk of investment strat-egies involved in the style or type of assets managed by the investment professional; success of marketing/business development efforts and client servicing; seniority/length of service with the firm; management and supervisory responsibilities; and fulfillment of AllianceBernstein's leadership criteria.


DISCRETIONARY INCENTIVE COMPENSATION IN THE FORM OF AWARDS UNDER
ALLIANCEBERNSTEIN'S PARTNERS COMPENSATION PLAN ("DEFERRED AWARDS")

AllianceBernstein's overall profitability determines the total amount of deferred awards available to investment professionals. The deferred awards are allocated among investment professionals based on criteria similar to those used to determine the annual cash bonus. There is no fixed formula for determining these amounts. Deferred awards, for which there are various investment options, vest over a four-year period and are generally forfeited if the employee resigns or AllianceBernstein terminates his/her employment. Investment options under the deferred awards plan include many of the same AllianceBernstein Mutual Funds offered to mutual fund investors, thereby creating a close alignment between the financial interests of the investment professionals and those of AllianceBernstein's clients and mutual fund shareholders with respect to the performance of those mutual funds. AllianceBernstein also permits deferred award recipients to allocate up to 50% of their award to investments in AllianceBernstein's publicly traded equity securities.*


CONTRIBUTIONS UNDER ALLIANCEBERNSTEIN'S PROFIT SHARING/401(K) PLAN

The contributions are based on AllianceBernstein's overall profitability. The amount and allocation of the contributions are determined at the sole discretion of AllianceBernstein.

* Prior to 2002, investment professional compensation also included discretionary long-term incentive in the form of restricted grants of AllianceBernstein's Master Limited Partnership Units.



DISTRIBUTION OF THE CONTRACTS


Employees of AXA Equitable perform all marketing and service functions under the contract. AXA Equitable pays no sales commissions with respect to units of interest in any of the Separate Accounts available under the contracts; however, incentive compensation that ranges from 0.40% to 2% of first-year plan contributions, plus $65 per plan sale is paid on a periodic basis to these AXA Equitable employees. No contribution-based or asset-based incentive compensation is awarded on existing plans in subsequent years. This compensation is not paid out of plan or participant funds, and has no effect on plan fees, charges and expenses.



CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JPMorgan Chase Bank, N.A. is the custodian for the shares of the Trusts owned by Separate Account Nos. 3, 4 and 10. There is no custodian for the shares of the Trusts owned by Separate Account No. 66.


The financial statements of each Separate Account at December 31, 2006 and for each of the two years in the period ended December 31, 2006, and the consolidated financial statements of AXA Equitable at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 are included in this SAI in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of AXA Equitable at December 31, 2005 and for each of the two years in the period ended December 31, 2005 are also included in this SAI in reliance on the reports of KPMG LLP, an independent registered public accounting firm, on (i) the consolidated financial statements of AllianceBernstein L.P. as of December 31, 2005 and for each of the years in the two-year period ended December 31, 2005, and the December 31, 2005 financial statement schedule, and (ii) the financial statements of AllianceBernstein Holding L.P. (together "AllianceBernstein", formerly "Alliance") as of December 31, 2005 and for each of the years in the two-year period ended December 31, 2005. The reports are given on the authority of said firms as experts in auditing and accounting.

KPMG LLP was AllianceBernstein's independent registered public accounting firm as of December 31, 2005 and for each of the years in the two-year period ended December 31, 2005. On March 8, 2006, KPMG LLP was terminated, and PricewaterhouseCoopers LLP was appointed as AllianceBernstein's independent registered public accounting firm, as disclosed on AXA Equitable's Report on Form 8-K filed on March 13, 2006. AllianceBernstein Corporation, an indirect wholly owned subsidiary of AXA Equitable, is the general partner of both AllianceBernstein L.P. and AllianceBernstein Holding L.P.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence rules, and as disclosed in AXA Equitable's Form 10-K. PricewaterhouseCoopers LLP's address is 300 Madison Avenue, New York, New York 10017.

OUR MANAGEMENT


We are managed by a Board of Directors which is elected by our shareholder(s). Our directors and certain of our executive officers and their principal occupations are as follows. Unless otherwise indicated, the following persons have been involved in the management of AXA Equitable and/or its affiliates in various executive positions during the last five years.




DIRECTORS

-----------------------------------------------------------------------------------------------------------------------------------
 Name and Principal Business Address   Business Experience Within Past Five Years
-----------------------------------------------------------------------------------------------------------------------------------
Henri de Castries                      Director, MONY Life and MONY America (since July 2004); Director of AXA Equitable (since
AXA                                    September 1993); Chairman of the Board of AXA Financial (since April 1998); Vice Chairman
25, Avenue Matignon                    (February 1996 to April 1998). Chairman of the Management Board (since May 2001) and Chief
75008 Paris, France                    Executive Officer of AXA (January 2000 to May 2002); Vice Chairman of AXA's Management Board
                                       (January 2000 to May 2001). Director or officer of various subsidiaries and affiliates of the AXA Group. Director of AllianceBernstein Corporation, the general partner of
                                       AllianceBernstein Holding and AllianceBernstein. A former Director of Donaldson, Lufkin and
                                       Jenrette ("DLJ") (July 1993 to November 2000).
-----------------------------------------------------------------------------------------------------------------------------------
Denis Duverne                          Director, MONY Life and MONY America (since July 2004); Director of AXA Equitable (since
AXA                                    February 1998). Member of the AXA Management Board (since February 2003) and Chief Financial
25, Avenue Matignon                    Officer (since May 2003), prior thereto, Executive Vice President, Finance, Control and
75008 Paris, France                    Strategy, AXA (January 2000 to May 2003); prior thereto Senior Executive Vice President,
                                       International (US-UK-Benelux) AXA (January 1997 to January 2000); Member of the AXA
                                       Executive Committee (since January 2000); Director, AXA Financial (since November 2003),
                                       AllianceBernstein (since February 1996) and various AXA affiliated companies. Former
                                       Director of DLJ (February 1997 to November 2000).
-----------------------------------------------------------------------------------------------------------------------------------
Mary (Nina) Henderson                  Director, MONY Life and MONY America (since July 2004); Founder of Henderson Advisory
Henderson Advisory Consulting          Consulting (since January 2001); Retired Corporate Vice President, Core Business Development
425 East 86th St.                      of Bestfoods (June 1999 to December 2000). Prior thereto, President, Bestfoods Grocery
New York, NY 10028                     (formerly CPC International, Inc.) and Vice President, Bestfoods (1997 to 2000). Director,
                                       Del Monte Foods Co., PACTIV Corporation and Dutch Shell plc; Former Director, Hunt
                                       Corporation (1992 to 2002); Director, AXA Financial and AXA Equitable (since December 1996).
-----------------------------------------------------------------------------------------------------------------------------------
James F. Higgins                       Director, MONY Life and MONY America (since July 2004); Director of AXA Equitable (since
Morgan Stanley                         December 2002). Senior Advisor, Morgan Stanley (since June 2000); Director/Trustee, Morgan
Harborside Financial Center            Stanley Funds (since June 2000); Director, AXA Financial (since December 2002); President
Plaza Two, Second Floor                and Chief Operating Officer -- Individual Investor Group, Morgan Stanley Dean Witter
Jersey City, NJ 07311                  (June 1997 to June 2000); President and Chief Operating Officer -- Dean Witter Securities,
                                       Dean Witter Discover & Co. (1993 to May 1997); Director and Chairman of the Executive
                                       Committee, Georgetown University Board of Regents; Director, The American Ireland Fund;
                                       Member; and a member of The American Association of Sovereign Military Order of Malta.
-----------------------------------------------------------------------------------------------------------------------------------
Scott D. Miller                        Director, MONY Life and MONY America (since July 2004); Director of AXA Equitable (since
Six Sigma Academy                      September 2002). Chief Executive Officer, (since February 2005) of Six Sigma Academy. Prior
315 East Hopkins Street                thereto, President (May 2004 to February 2005). Prior thereto, Vice Chairman (March 2003 to
Aspen, CO 81611                        May 2004), Hyatt Hotels Corporation; President (January 2000 to March 2003); Director, AXA
                                       Financial (since September 2002); NAVTEQ (since May 2004); Director, Interval International
                                       (January 1998 to June 2003); Executive Vice President, Hyatt Development Corporation (1997
                                       to 2000); Director, Schindler Holdings, Ltd. (January 2002 to 2006).
-----------------------------------------------------------------------------------------------------------------------------------
Joseph H. Moglia                       Director, MONY Life and MONY America (since July 2004); Director of AXA Equitable (since
Ameritrade Holding Corporation         November 2002). Chief Executive Officer, Ameritrade Holding Corporation (since March
4211 South 102nd Street                2001); Director, AXA Financial (since November 2002); Senior Vice President, Merrill Lynch &
Omaha, NE 68127                        Co., Inc. (1984 to March 2001).
-----------------------------------------------------------------------------------------------------------------------------------
Peter J. Tobin
1 Briarwood Lane                       Director, MONY Life and MONY America (since July 2004); Director of AXA Equitable (since
Denville, NJ 07834                     March 1999); Special Assistant to the President, St. John's University (September 2003 to
                                       June 2005); prior thereto, Dean, Peter J. Tobin College of Business, St. John's University
                                       (August 1998 to September 2003). Director, AllianceBernstein Corporation (since May 2000);
                                       The CIT Group, Inc. (May 1984 to June 2001, June 2002 to present), H. W. Wilson Company and
                                       Junior Achievement of New York, Inc. and Member and Officer of Rock Valley Tool, LLC.
                                       Director of AXA Financial (since March 1999) and Director, P.A. Consulting (since 1999).
-----------------------------------------------------------------------------------------------------------------------------------

DIRECTORS (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------------
 Name and Principal Business Address   Business Experience Within Past Five Years
-----------------------------------------------------------------------------------------------------------------------------------
Bruce W. Calvert                       Director, MONY Life and MONY America (since July 2004); Director of AXA Equitable (since
78 Pine Street, 2nd Floor              May 2001); Currently, Executive Advisor to the Chief Executive Officer of
New Canaan, CT 06840                   AllianceBernstein Corporation; Director (October 1992 to December 2004), Chairman of the
                                       Board (May 2001 to December 2004) and Chief Executive Officer (January 1999 to June 2003),
                                       AllianceBernstein Corporation; Vice Chairman (May 1993 to April 2001) and Chief Investment
                                       Officer (May 1993 to January 1999), AllianceBernstein Corporation; Director, AXA Financial
                                       (since May 2001); Former Vice Chairman of the Board of Trustees of Colgate University;
                                       Former Trustee of the Mike Wolk Heart Foundation; Member of the Investment Committee of
                                       The New York Community Trust.
-----------------------------------------------------------------------------------------------------------------------------------
Charlynn Goins                         Director of AXA Financial, Inc., AXA Equitable, MONY Life and MONY America (since
New York City Health and Hospitals     September 2006). Chairperson of New York City Health and Hospitals Corporation (since June
Corporation                            2004). Prior thereto, Independent Trustee of the Mainstay Funds, c/o New York Life
125 Worth Street, Suite 519            Insurance Company's family of mutual funds (March 2001 to July 2006). Member of the
New York, NY 10013                     Distribution Committee of The New York Community Trust (since 2002); Member of the Board of Trustees of the Brooklyn Museum (since 2002); Member of the Council on Foreign
                                       Relations (since 1991).
-----------------------------------------------------------------------------------------------------------------------------------
Anthony J. Hamilton                    Director of AXA Financial, Inc. (since December 1995). Director of AXA Equitable, MONY
AXA UK plc                             Life and MONY America (since May 2006). Chairman of AXA UK plc (since 1997). Prior
5 Old Broad Street                     thereto, Chief Executive Officer (1978 to October 2002) and Director (April 1978 to
London, England EC2N 1AD               January 2005) of Fox-Pitt, Kelton Group Limited. Currently, Chairman of the Investment
                                       Committee and Chairman of the Remuneration and Nomination Committee of AXA UK plc; Member
                                       of the Supervisory Board of AXA (since 1997); Director of Swiss Re Capital Markets Limited
                                       (since 2001); Director of Binley Limited (since 1994); Director of TAWA UK Limited since
                                       (2004); Member of the Board of Governors of Club de Golf Valderrama (since June 2006).
-----------------------------------------------------------------------------------------------------------------------------------
Lorie A. Slutsky                       Director of AXA Financial, Inc., AXA Equitable, MONY Life and MONY America (since
The New York Community Trust           September 2006). President of The New York Community Trust (since 1990). Prior thereto,
909 Third Avenue                       Executive Vice President of The New York Community Trust (1987 to 1990). Director of
New York, NY 10022                     AllianceBernstein Corporation (since July 2002); Director (since 1997) and Chairman of the
                                       Board (since April 2004) of BoardSource; Co-Chairperson of Panel on the Nonprofit Sector
                                       (since May 2005); Trustee of The New School University (since 1999); Chairman of the Board of Governors of the Milano School of Management & Urban Policy (The New School) (since
                                       September 2003).
-----------------------------------------------------------------------------------------------------------------------------------
Ezra Suleiman                          Director of AXA Financial, Inc., AXA Equitable, MONY Life and MONY America (since May
Princeton University                   2006). Concurrently: Professor of Politics, IBM Professor of International Studies -
Corwin Hall                            Director, Program in European Studies (since September 1979) and Professor of Politics
Princeton, NJ 08544                    (since September 1979) of Princeton University. Member of AXA's Supervisory Board (since
                                       April 2003); Currently, Member of AXA's Selection, Governance and Human Resources
                                       Committee and Audit Committee; Associate Professor of Institut d'Etudes Politiques
                                       (Paris); Member of the Management Committee of Institut Montaigne; Member of the Executive
                                       Committee of Centre Americain Institut, Institut d'Etudes Politiques (Paris); Member of
                                       the Editorial Board of Comparative Politics; Member of the Editorial Committee of La Revue
                                       des Deux Mondes; Member of the Council on Foreign Relations (New York), HEC International
                                       Advisory.
-----------------------------------------------------------------------------------------------------------------------------------

OFFICERS -- DIRECTORS

-----------------------------------------------------------------------------------------------------------------------------------
 Name and Principal Business Address   Business Experience Within Past Five Years
-----------------------------------------------------------------------------------------------------------------------------------
Christopher M. Condron                 Director, Chairman of the Board, President (July 2004 to September 2005, February 2006 to
                                       present) and Chief Executive Officer, MONY Life and MONY America (since July 2004);
                                       Chairman of the Board, President (July 2004 to September 2005) and Chief Executive
                                       Officer, MONY Holdings, LLC (since July 2004); Director, Chairman of the Board, President
                                       (May 2002 to September 2005, February 2006 to present) and Chief Executive Officer, AXA
                                       Equitable (since May 2001); Director, President and Chief Executive Officer, AXA Financial
                                       (since May 2001); Chairman of the Board, President (May 2001 to September 2005, February
                                       2006 to present) and Chief Executive Officer (AXA Financial Services, LLC (since May
                                       2001); Member of AXA's Management Board (since May 2001); Member of AXA's Executive
                                       Committee; Director (since May 2004) and President (since September 2005), AXA America
                                       Holdings, Inc.; Director, AllianceBernstein Corporation (since May 2001); Director,
                                       Chairman of the Board, President (June 2001 to September 2005, January 2006 to present)
                                       and Chief Executive Officer, AXA Life and Annuity Company (since June 2001); Director and
                                       Chairman, U.S. Financial Life Insurance Company (since December 2006); Member of the
                                       Board, American Council of Life Insurers (since January 2007); Director, KBW, Inc. (since
                                       January 2007); Director, The Advest Group, Inc. (July 2004 to December 2005); Director and
                                       Treasurer, The American Ireland Fund (since 1999); Board of Trustees of The University of
                                       Scranton (1995 to 2002); Former Member of the Investment Company Institute's Board of
                                       Governors (October 2001 to 2005); prior thereto, October 1997 to October 2000) and
                                       Executive Committee (1998 to 2000); Former Trustee of The University of Pittsburgh; Former
                                       Director, St. Sebastian Country Day School (1990 to June 2005); Former Director, the
                                       Massachusetts Bankers Association; President and Chief Operating Officer, Mellon Financial
                                       Corporation (1999 to 2001); Chairman and Chief Executive Officer, Dreyfus Corporation
                                       (1995 to 2001).
-----------------------------------------------------------------------------------------------------------------------------------




OTHER OFFICERS

-----------------------------------------------------------------------------------------------------------------------------------
 Name and Principal Business Address   Business Experience Within Past Five Years
-----------------------------------------------------------------------------------------------------------------------------------
Leon B. Billis                         Executive Vice President and AXA Group Deputy Chief Information Officer, MONY Life and
                                       MONY America (since July 2004); Executive Vice President (since February 1998) and AXA
                                       Group Deputy Chief Information Officer (since February 2001); AXA Equitable and AXA
                                       Financial Services, LLC (since September 1999). Director, President and Chief Executive
                                       Officer, AXA Technology Services (since 2002); prior thereto, Chief Information Officer
                                       (November 1994 to February 2001). Previously held other officerships with AXA Equitable.
-----------------------------------------------------------------------------------------------------------------------------------
Jennifer Blevins                       Executive Vice President, MONY Life and MONY America (since July 2004); Executive Vice
                                       President (since January 2002), AXA Equitable; Executive Vice President (since January
                                       2002), AXA Financial Services, LLC; Director, MONY Assets Corp. (since June 2006);
                                       Director, MONY Benefits Management Corp. (since July 2004); prior thereto, Senior Vice
                                       President and Managing Director, Worldwide Human Resources, Chubb and Son, Inc. (1999 to
                                       2001); Senior Vice President and Deputy Director of Worldwide Human Resources, Chubb and
                                       Son, Inc. (1998 to 1999).
-----------------------------------------------------------------------------------------------------------------------------------
Harvey Blitz                           Senior Vice President (since July 2004) MONY Life and MONY America; Senior Vice President
                                       (September 1987 to present) AXA Equitable; Senior Vice President (since July 1992) AXA
                                       Financial, Inc.; Senior Vice President (since September 1999) AXA Financial Services, LLC;
                                       Senior Vice President, AXA America Holdings, Inc. (since September 2005); Senior Vice
                                       President (since December 1999) AXA Life and Annuity Company; Director (since January 2006)
                                       and Chairman of the Board (June 2003 to March 2005) Frontier Trust Company, FSB
                                       ("Frontier"); Director (since July 1999) AXA Advisors LLC; Senior Vice President (since July
                                       1999) and former Director (July 1999 until July 2004) AXA Network, LLC (formerly
                                       EquiSource); Director and Officer of various AXA Equitable affiliates.
-----------------------------------------------------------------------------------------------------------------------------------

OTHER OFFICERS (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------------
 Name and Principal Business Address   Business Experience Within Past Five Years
-----------------------------------------------------------------------------------------------------------------------------------
Kevin R. Byrne                         Senior Vice President and Treasurer (July 2004 to present), and Chief Investment Officer
                                       (September 2004 to present), MONY Financial Services, Inc., MONY Holdings, LLC., MONY Life
                                       Insurance Company and MONY Life Insurance Company of America. Senior Vice President (July
                                       1997 to present), Treasurer (September 1993 to present) and Chief Investment Officer
                                       (September 2004 to present), and prior thereto, Vice President (February 1989 to July
                                       1997), Deputy Treasurer (until September 1993), AXA Equitable. Senior Vice President
                                       (September 1997 to present), Treasurer (September 1993 to present) and Chief Investment
                                       Officer (September 2004 to present), and prior thereto, Vice President (May 1992 to
                                       September 1997) and Assistant Treasurer (May 1992 to September 1993), AXA Financial, Inc.
                                       Senior Vice President and Treasurer (since September 1999) and Chief Investment Officer
                                       (since September 2004), AXA Financial Services, LLC. Senior Vice President (since
                                       September 2005), AXA America Holdings, Inc. Director (July 2004 to December 2005), The
                                       Advest Group, Inc. and Boston Advisors, Inc. Director, Chairman of the Board and President
                                       (July 2004 to December 2005), MONY Capital Management, Inc. Director, Senior Vice
                                       President and Treasurer (since July 2004), MONY Benefits Management Corp. Director and
                                       Chairman of the Board (July 2004 to May 2005), Matrix Private Equities, Inc. and Matrix
                                       Capital Markets Group, Inc. Director, Treasurer (since July 2004), and Senior Vice
                                       President (since December 2006); 1740 Advisers, Inc. Director, Executive Vice President
                                       and Treasurer (since July 2004), MONY Asset Management, Inc.; Director (since July 2004)
                                       and Chief Financial Officer (since April 2006), MONY Agricultural Investment Advisers,
                                       Inc. President and Treasurer (since October 2004), MONY International Holdings, LLC.
                                       Director, President and Treasurer (since November 2004), MONY Life Insurance Company of the Americas, Ltd. and MONY Bank & Trust Company of the Americas, Ltd. Director and Deputy
                                       Treasurer (since December 2001), AXA Technology Services. Senior Vice President, Chief
                                       Investment Officer (since September 2004) and Treasurer (since December 1997), AXA Life &
                                       Annuity Company. Treasurer, Frontier Trust Company, FSB (since June 2000); and AXA
                                       Network, LLC (since December 1999). Director (since July 1998), Chairman (since August
                                       2000), and Chief Executive Officer (since September 1997), Equitable Casualty Insurance
                                       Company. Senior Vice President and Treasurer, AXA Distribution Holding Corporation (since
                                       November 1999); and AXA Advisors, LLC (since December 2001). Director, Chairman, President and Chief Executive Officer (August 1997 to June 2002), Equitable JV Holding Corporation.
                                       Director (since July 1997), and Senior Vice President and Chief Financial Officer (since
                                       April 1998), ACMC, Inc. Director, President and Chief Executive Officer (since December
                                       2003), AXA Financial (Bermuda) Ltd. Director (since January 2005), Senior Vice President and Chief Investment Officer (since February 2005), U.S. Financial Life Insurance Company;
                                       Treasurer (November 2000 to December 2003), Paramount Planners, LLC. Vice President and
                                       Treasurer (March 1997 to December 2002) EQ Advisors Trust. Director (July 1997 to May
                                       2001) and President and CEO (August 1997 to May 2001), EQ Services, Inc. Director, AXA
                                       Alternative Advisors, Inc. (formerly AXA Global Structured Products); Director, Executive
                                       Vice President and Treasurer (July 2004 to February 2005), MONY Realty Capital, Inc. and
                                       MONY Realty Partners, Inc.
-----------------------------------------------------------------------------------------------------------------------------------

OTHER OFFICERS (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------------
 Name and Principal Business Address   Business Experience Within Past Five Years
-----------------------------------------------------------------------------------------------------------------------------------
Richard Dziadzio                       Executive Vice President (since September 2004) and Chief Financial Officer (since
                                       December 2006), AXA Equitable, prior thereto, Executive Vice President and Deputy Chief
                                       Financial Officer (September 2005 to December 2006); Executive Vice President (since July
                                       2004) and Chief Financial Officer (since December 2006), MONY Life and MONY America, prior thereto, Executive Vice President and Deputy Chief Financial Officer (September 2005 to
                                       December 2006); Executive Vice President (since September 2005) and Chief Financial
                                       Officer (since December 2006), AXA Financial, prior thereto, Executive Vice President and
                                       Deputy Chief Financial Officer (September 2005 to December 2006); Director (since January
                                       2007), Executive Vice President (since September 2004) and Chief Financial Officer (since
                                       December 2006), AXA Financial Services, LLC; Director (since July 2004), AXA Advisors,
                                       LLC; Director and Executive Vice President (since December 2006), AXA America Holdings,
                                       Inc.; Executive Vice President and Chief Financial Officer (since December 2006), AXA Life and Annuity Company; Executive Vice President and Chief Financial Officer (since December
                                       2006), AXA Distribution Holding Corporation; Director (since July 2004), MONY Capital
                                       Management, Inc. and MONY Agricultural Investment Advisers, Inc.; Director, Executive Vice
                                       President and Chief Financial Officer (since December 2006), MONY Financial Services,
                                       Inc.; Executive Vice President and Chief Financial Officer (since December 2006), MONY
                                       Holdings, LLC; Director (since July 2004), 1740 Advisers, Inc. and MONY Asset Management,
                                       Inc.; Director (since November 2004), Frontier Trust Company, FSB; Director (since January
                                       2005), MONY Financial Resources of the Americas Limited. Formerly, Director (July 2004 to
                                       December 2005), The Advest Group, Inc.; Director (July 2004 to February 2005), MONY Realty
                                       Capital, Inc. and MONY Realty Partners, Inc.; Director (July 2004 to May 2005), Matrix
                                       Capital Markets Group, Inc. and Matrix Private Equities, Inc. Business Support and
                                       Development (February 2001 to June 2004), GIE AXA; Head of Finance Administration
                                       (November 1998 to February 2001), AXA Real Estate Investment Managers.
-----------------------------------------------------------------------------------------------------------------------------------
Mary Beth Farrell                      Executive Vice President, MONY Life and MONY America (since July 2004); Executive Vice
                                       President (since December 2001), AXA Equitable; prior thereto, Senior Vice President
                                       (December 1999 to December 2001); Senior Vice President and Controller, GreenPoint
                                       Financial/GreenPoint Bank (May 1994 to November 1999); Executive Vice President (since
                                       December 2001), AXA Financial Services, LLC.
-----------------------------------------------------------------------------------------------------------------------------------
Stuart L. Faust                        Senior Vice President and Deputy General Counsel, MONY Life and MONY America (since July
                                       2004); Senior Vice President and Deputy General Counsel, MONY Holdings, LLC and MONY
                                       Financial Services, Inc. (since July 2004); Senior Vice President (since September 1997)
                                       and Deputy General Counsel (since November 1999), AXA Equitable; prior thereto, Senior
                                       Vice President and Associate General Counsel (September 1997 to October 1999); Senior Vice
                                       President and Deputy General Counsel (September 2001 to present), AXA Financial; Senior
                                       Vice President (since September 1999) and Deputy General Counsel (since November 1999),
                                       AXA Financial Services, LLC. Senior Vice President and Deputy General Counsel, AXA Life
                                       and Annuity Company. Senior Vice President, AXA Corporate Solutions Life Reinsurance
                                       Company.
-----------------------------------------------------------------------------------------------------------------------------------
Alvin H. Fenichel                      Senior Vice President and Controller, MONY Life and MONY America (since July 2004); Senior
                                       Vice President and Controller, AXA Equitable, AXA Financial, AXA Financial Services, LLC,
                                       MONY Holdings, LLC and MONY Financial Services, Inc. Senior Vice President and Controller,
                                       AXA Life and Annuity Company (since December 1999). Previously held other officerships with AXA Equitable and its affiliates.
-----------------------------------------------------------------------------------------------------------------------------------
Paul J. Flora                          Senior Vice President and Auditor (since July 2004) of MONY Financial Services, Inc., MONY
                                       Holdings, LLC, MONY Life and MONY America. Senior Vice President (since March 1996) and
                                       Auditor (since September 1994) AXA Equitable. Senior Vice President (since March 1996) and
                                       Auditor (since September 1994), AXA Financial, Inc.; prior thereto, Vice President and
                                       Auditor (September 1984 to March 1996). Senior Vice President and Auditor (since September
                                       1999) AXA Financial Services, LLC.
-----------------------------------------------------------------------------------------------------------------------------------
Barbara Goodstein                      Executive Vice President (since July 2005), MONY Life, MONY America and AXA Financial
                                       Services, LLC. Executive Vice President (since July 2005), AXA Equitable. Director (since
                                       November 2005), AXA Advisors, LLC. Senior Vice President (September 2001 to January 2005),
                                       JP Morgan Chase; President and Chief Executive Officer (February 1998 to August 2001),
                                       Instinet.com.
-----------------------------------------------------------------------------------------------------------------------------------

OTHER OFFICERS (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------------
 Name and Principal Business Address   Business Experience Within Past Five Years
-----------------------------------------------------------------------------------------------------------------------------------
James D. Goodwin                       Senior Vice President (July 2004 to present) of MONY Life and MONY America. Senior Vice
                                       President (February 2001 to present) AXA Equitable. Senior Vice President (February 2001 to present) of AXA Financial Services, LLC; Senior Vice President (April 2002 to present)
                                       of AXA Advisors, LLC; Vice President (July 2000 to present) of AXA Network, LLC, AXA
                                       Network of Alabama, LLC, AXA Network of Connecticut, Maine and New York, LLC and AXA
                                       Network Insurance Agency of Massachusetts, LLC; Vice President (July 2004 to present) of
                                       MONY Brokerage, Inc., MBI Insurance Agency of Alabama, Inc., MBI Insurance Agency of
                                       Massachusetts, Inc., MBI Insurance Agency of New Mexico, Inc., MBI Insurance Agency of
                                       Ohio, Inc. and MBI Insurance Agency of Washington, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Jeffrey Green                          Senior Vice President (since July 2004) of MONY Life and MONY America. Senior Vice
                                       President (September 2002 to present) AXA Equitable. Senior Vice President (since
                                       September 2002) of AXA Financial Services, LLC; Director, President and Chief Operating
                                       Officer (since November 2002) AXA Network, LLC; Senior Vice President (since October 2002)
                                       AXA Advisors, LLC. Director, President and Chief Operating Officer (since July 2004), MONY
                                       Brokerage, Inc. and its subsidiaries. Senior Vice President, Product Manager of Solomon
                                       Smith Barney (1996 to September 2002).
-----------------------------------------------------------------------------------------------------------------------------------
Karen Field Hazin                      Vice President, Secretary and Associate General Counsel (since June 2005), MONY Life, MONY
                                       America and AXA Financial Services, LLC. Vice President, Secretary and Associate General
                                       Counsel (since June 2005), AXA Equitable; prior thereto, Counsel (April 2005 to June
                                       2005), Assistant Vice President and Counsel (December 2001 to June 2003), Counsel
                                       (December 1996 to December 2001). Vice President, Secretary and Associate General Counsel
                                       (since June 2005), AXA Financial, Inc. Vice President and Secretary (since September
                                       2005), AXA America Holdings, Inc. Vice President, Secretary and Associate General Counsel
                                       (since June 2005), AXA Life and Annuity Company. Vice President, Secretary and Associate
                                       General Counsel (since June 2005), AXA Distribution Holding Corporation. Vice President,
                                       Secretary and Associate General Counsel (since June 2005), MONY Holdings, LLC.
-----------------------------------------------------------------------------------------------------------------------------------
Gary W. Hirschkron                     Senior Vice President, MONY Life and MONY America (since July 2004); Senior Vice
                                       President, AXA Equitable (since September 2002), Senior Vice President, AXA Financial
                                       Services, LLC (since September 2002); prior thereto, Managing Director, Management
                                       Compensation Group Northwest, LLC (1983 to September 2002).
-----------------------------------------------------------------------------------------------------------------------------------
Robert S. Jones, Jr.                   Executive Vice President, MONY Life and MONY America (since July 2004); Executive Vice
                                       President, AXA Equitable (since February 2004); Executive Vice President, AXA Financial
                                       Services, LLC (since February 2004); Director (since December 2003) and Chairman of the
                                       Board (since July 2004) prior thereto Co-President and Co-Chief Executive Officer
                                       (December 2003 to July 2004), AXA Advisors, LLC; Director and Chairman of the Board (since
                                       July 2004); prior thereto, President -- Retail Division (December 2003 to July 2004), AXA
                                       Network, LLC. Director and Chairman of the Board (since July 2004), MONY Brokerage, Inc.
                                       and its subsidiaries. Director (since Sepember 2004), U.S. Financial Life Insurance
                                       Company. Regional President of the New York Metro Region (March 2000 to January 2001),
                                       Co-General Manager of the Jones/Sages Agency (January 1995 to March 2000).
-----------------------------------------------------------------------------------------------------------------------------------
Andrew McMahon                         Executive Vice President (since September 2005), MONY Life, MONY America and AXA Financial
                                       Services, LLC; prior thereto, Senior Vice President (March 2005 to September 2005).
                                       Executive Vice President (since September 2005), AXA Equitable; prior thereto, Senior Vice
                                       President (March 2005 to September 2005). Director and Vice Chairman of the Board (since
                                       December 2005), AXA Network, LLC, AXA Network of Connecticut, Maine and New York, LLC, AXA
                                       Network Insurance Agency of Massachusetts, LLC. Director and Vice Chairman of the Board
                                       (since January 2006), MONY Brokerage, Inc and its subsidiaries. Partner (June 1997 to
                                       March 2005), McKinsey & Company.
-----------------------------------------------------------------------------------------------------------------------------------

OTHER OFFICERS (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------------------
 Name and Principal Business Address   Business Experience Within Past Five Years
-----------------------------------------------------------------------------------------------------------------------------------
Charles A. Marino                      Executive Vice President (since September 2006) and Chief Actuary (since September 2005),
                                       AXA Equitable, prior thereto, Senior Vice President (September 2000 to September 2006),
                                       Actuary (May 1998 to September 2005), Vice President (May 1998 to September 2000),
                                       Assistant Vice President (October 1991 to May 1998); Executive Vice President (since
                                       September 2006) and Chief Actuary (since September 2005), MONY Life and MONY America, prior thereto, Senior Vice President (July 2004 to September 2006); Executive Vice
                                       President (since September 2006) and Chief Actuary (since September 2005), AXA Financial
                                       Services, LLC, prior thereto, Senior Vice President (September 2000 to September 2006),
                                       Actuary (September 1999 to September 2005). Director and Vice President (since December
                                       2003), AXA Financial (Bermuda) Ltd. Senior Vice President and Appointed Actuary, AXA Life
                                       and Annuity Company. Senior Vice President (since December 2004) and Chief Actuary (since
                                       August 2006), U.S. Financial Life Insurance Company, prior thereto, Appointed Actuary
                                       (December 2004 to August 2006). Senior Vice President and Actuary, AXA Corporate Solutions
                                       Life Reinsurance Company.
-----------------------------------------------------------------------------------------------------------------------------------
Kevin E. Murray                        Executive Vice President and Chief Information Officer (February 2005 to present) of MONY
                                       Life and MONY America. Executive Vice President and Chief Information Officer (February
                                       2005 to present); prior thereto, Senior Vice President (September 2004 to February 2005)
                                       AXA Equitable. Senior Vice President (February 2005 to present) of AXA Financial Services,
                                       LLC. Senior Vice President / Group Chief Information Officer (1996 to September 2004) of
                                       AIG.
-----------------------------------------------------------------------------------------------------------------------------------
Anthony F. Recine                      Senior Vice President, Chief Compliance Officer and Associate General Counsel (February
                                       2005 to present) of MONY Life and MONY America. Senior Vice President, Chief Compliance
                                       Officer and Associate General Counsel (February 2005 to present) AXA Equitable. Senior
                                       Vice President, Chief Compliance Officer and Associate General Counsel (February 2005 to
                                       present) of AXA Financial Services, LLC. Vice President, Deputy General and Chief
                                       Litigation Counsel (2000 to February 2005) of The MONY Group; prior thereto, Vice
                                       President and Chief Litigation Counsel (1990 to 2000).
-----------------------------------------------------------------------------------------------------------------------------------
James A. Shepherdson                   Executive Vice President (since September 2005), MONY Life, MONY America and AXA Financial
                                       Services, LLC. Executive Vice President (since September 2005), AXA Equitable. Director
                                       (since August 2005), AXA Advisors, LLC. Director, Chairman of the Board, President and
                                       Chief Executive Officer (since August 2005), AXA Distributors, LLC, AXA Distributors
                                       Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC, AXA Distributors
                                       Insurance Agency of Massachusetts, LLC. Chief Executive Officer (February 2003 to August
                                       2005), John Hancock Financial Services / John Hancock Funds. Co-Chief Executive Officer
                                       (March 2000 to June 2002), Met Life Investors Group.
-----------------------------------------------------------------------------------------------------------------------------------
Richard V. Silver                      Executive Vice President and General Counsel, MONY Life and MONY America (since July
                                       2004); Executive Vice President and General Counsel, MONY Holdings, LLC (since July 2004);
                                       Executive Vice President (since September 2001) and General Counsel (since November 1999),
                                       AXA Equitable. Prior thereto, Senior Vice President (February 1995 to September 2001),
                                       Deputy General Counsel (October 1996 to November 1999). Executive Vice President and
                                       General Counsel (since September 2001), AXA Financial; prior thereto, Senior Vice
                                       President and Deputy General Counsel (October 1996 to September 2001). Executive Vice
                                       President (since September 2001) and General Counsel (since November 1999), AXA Financial
                                       Services, LLC. Executive Vice President (since September 2001) and General Counsel (since
                                       December 1999), AXA Life and Annuity Company. Director, Executive Vice President and
                                       General Counsel (since July 2004), MONY Financial Services, Inc. Director (since January
                                       2007), AXA Distribution Holding Corporation. Previously, Director of AXA Advisors, LLC.
-----------------------------------------------------------------------------------------------------------------------------------

                           FINANCIAL STATEMENTS INDEX


The financial statements of AXA Equitable included in this Statement of Additional Information should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Funds. The financial statements of Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 reflect applicable fees, charges and other expenses under the Program as in effect during the periods covered, as well as the charges against the accounts made in accordance with the terms of all other contracts participating in the respective separate accounts, if applicable.

--------------------------------------------------------------------------------------------------------------------
                                                                                                              Page
--------------------------------------------------------------------------------------------------------------------
Separate Account Nos. 13 (Pooled),   Report of Independent Registered Public Accounting Firm ................ FSA-1
10 (Pooled), 4 (Pooled), 3 (Pooled)
and 66
--------------------------------------------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)     Statement of Assets and Liabilities, December 31, 2006 .................     2
                                     -------------------------------------------------------------------------------
                                     Statement of Operations for the Year Ended December 31, 2006 ...........     3
                                     -------------------------------------------------------------------------------
                                     Statements of Changes in Net Assets for the Years
                                     Ended December 31, 2006 and 2005 .......................................     4
                                     -------------------------------------------------------------------------------
                                     Portfolio of Investments, December 31, 2006 ............................     5
--------------------------------------------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)     Statement of Assets and Liabilities, December 31, 2006 .................     9
                                     -------------------------------------------------------------------------------
                                     Statement of Operations for the Year Ended December 31, 2006 ...........    10
                                     ------------------------------------------------------------------------------
                                     Statements of Changes in Net Assets for the Years
                                     Ended December 31, 2006 and 2005 .......................................    11
                                     -------------------------------------------------------------------------------
                                     Portfolio of Investments, December 31, 2006 ............................    12
--------------------------------------------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)      Statement of Assets and Liabilities, December 31, 2006 .................    20
                                     -------------------------------------------------------------------------------
                                     Statement of Operations for the Year Ended December 31, 2006 ...........    21
                                     -------------------------------------------------------------------------------
                                     Statements of Changes in Net Assets for the Years
                                     Ended December 31, 2006 and 2005 .......................................    22
                                     -------------------------------------------------------------------------------
                                     Portfolio of Investments, December 31, 2006 ............................    23
--------------------------------------------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)      Statement of Assets and Liabilities, December 31, 2006 .................    25
                                     -------------------------------------------------------------------------------
                                     Statements of Operations for the Year Ended December 31, 2006 ..........    26
                                     -------------------------------------------------------------------------------
                                     Statements of Changes in Net Assets for the Years
                                     Ended December 31, 2006 and 2005 .......................................    27
                                     -------------------------------------------------------------------------------
                                     Portfolio of Investments, December 31, 2006 ............................    28
--------------------------------------------------------------------------------------------------------------------
Separate Account No. 66              Statements of Assets and Liabilities, December 31, 2006 ................    30
                                     -------------------------------------------------------------------------------
                                     Statements of Operations for the Year Ended December 31, 2006 ..........    38
                                     -------------------------------------------------------------------------------
                                     Statements of Changes in Net Assets for the Years
                                     Ended December 31, 2006 and 2005 .......................................    46
--------------------------------------------------------------------------------------------------------------------
Separate Account Nos. 13 (Pooled),   Notes to Financial Statements ..........................................    56
10 (Pooled), 4 (Pooled), 3 (Pooled)
and 66
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
AXA Equitable Life                   Reports of Independent Registered Public Accounting Firms -- ............   F-1
Insurance Company                    -------------------------------------------------------------------------------
                                     Consolidated Balance Sheets as of December 31, 2006 and 2005 ............   F-4
                                     -------------------------------------------------------------------------------
                                     Consolidated Statements of Earnings for the Years
                                     Ended December 31, 2006, 2005 and 2004 ..................................   F-5
                                     -------------------------------------------------------------------------------
                                     Consolidated Statements of Shareholder's Equity for the Years
                                     Ended December 31, 2006, 2005 and 2004 ..................................   F-6
                                     -------------------------------------------------------------------------------
                                     Consolidated Statements of Cash Flows for the Years
                                     Ended December 31, 2006, 2005 and 2004 ..................................   F-7
                                     -------------------------------------------------------------------------------
                                     Notes to Consolidated Financial Statements ..............................   F-8
--------------------------------------------------------------------------------------------------------------------
                                     The financial statements of the Funds reflect fees, charges and other expenses of the Separate Accounts applicable to contracts under RIA as in effect during the periods covered, as well as the expense charges made in accordance with the terms of all other contracts participating in the respective Funds.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

            Report of Independent Registered Public Accounting Firm


To the Board of Directors of AXA Equitable Life
Insurance Company and the Contractowners of Separate Account Nos. 13, 10, 4, 3 and 66 of AXA Equitable Life Insurance Company:

In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled), and 66 of AXA Equitable Life Insurance Company ("AXA Equitable") at December 31, 2006, the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian, brokers, and the transfer agent of the trust, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
New York, New York



April 20, 2007

                                     FSA-1

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company


Statement of Assets and Liabilities
December 31, 2006
--------------------------------------------------------------------------------

Assets:
Investments (Notes 2 and 3):
 Long-term debt securities - at value (amortized cost: $17,948,107).......  $17,847,582
 Short-term debt securities - at value (amortized cost: $168,112) ........      168,112
Due from AXA Equitable's General Account .................................      301,878
Receivable for investment securities sold ................................      227,814
Interest and other receivables ...........................................      183,687
--------------------------------------------------------------------------  -----------
Total assets .............................................................   18,729,073
--------------------------------------------------------------------------  -----------
Liabilities:
Due to Custodian .........................................................       37,760
Payable for investment securities purchased ..............................      630,465
Accrued expenses .........................................................       49,464
--------------------------------------------------------------------------  -----------
Total liabilities ........................................................      717,689
--------------------------------------------------------------------------  -----------
Net Assets Attributable to Contractowners or in Accumulation .............  $18,011,384
==========================================================================  ===========


                             Units Outstanding    Unit Values
                            ------------------- --------------
Institutional .............        2,000        $ 8,849.00
Momentum Strategy .........        1,972           138.91
RIA .......................          453            83.08

The accompanying notes are an integral part of these financial statements.

                                     FSA-2

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company


Statement of Operations
Year Ended December 31, 2006
--------------------------------------------------------------------------------

Investment Income (Note 2): -- Interest ...............................  $1,146,219
-----------------------------------------------------------------------  ----------
Expenses (Note 5):
Operating and expense charges .........................................     (70,925)
-----------------------------------------------------------------------  ----------
Total expenses ........................................................     (70,925)
-----------------------------------------------------------------------  ----------
Net investment income .................................................   1,075,294
-----------------------------------------------------------------------  ----------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized loss from security transactions ..............................     (75,010)
Change in unrealized appreciation/depreciation of investments .........      41,623
-----------------------------------------------------------------------  ----------
Net realized and unrealized loss on investments .......................     (33,387)
-----------------------------------------------------------------------  ----------
Net Increase in Net Assets Attributable to Operations .................  $1,041,907
=======================================================================  ==========

The accompanying notes are an integral part of these financial statements.

                                     FSA-3

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company


Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                        Year Ended December 31,
                                                                                            2006             2005
                                                                                    ---------------- ---------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income .............................................................  $   1,075,294    $    977,386
Net realized gain (loss) on investments ...........................................        (75,010)       (290,554)
Change in unrealized appreciation/depreciation of investments .....................         41,623        (347,670)
-----------------------------------------------------------------------------------  -------------    ------------
Net increase in net assets attributable to operations .............................      1,041,907         339,162
-----------------------------------------------------------------------------------  -------------    ------------
From Contributions and Withdrawals:
Contributions .....................................................................      7,047,314       6,128,591
Withdrawals .......................................................................    (15,158,216)     (6,118,690)
Asset management fees .............................................................       (103,358)       (109,523)
Administrative fees ...............................................................           (844)           (767)
-----------------------------------------------------------------------------------  -------------    ------------
Net decrease in net assets attributable to contributions and withdrawals ..........     (8,215,104)       (100,389)
-----------------------------------------------------------------------------------  -------------    ------------
Increase (Decrease) in Net Assets .................................................     (7,173,197)        238,773
Net Assets Attributable to Contractowners or in Accumulation - Beginning of Year ..     25,184,581      24,945,808
-----------------------------------------------------------------------------------  -------------    ------------
Net Assets Attributable to Contractowners or in Accumulation - End of Year ........  $  18,011,384    $ 25,184,581
===================================================================================  =============    ============

The accompanying notes are an integral part of these financial statements.

                                     FSA-4

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company



Portfolio of Investments -- December 31, 2006
--------------------------------------------------------------------------------




                                               Principal
                                                Amount
                                                 (000)          U.S. $ Value
                                         -------------------- ---------------
LONG-TERM DEBT SECURITIES - 99.1%
U.S. GOVERNMENT AND GOVERNMENT
SPONSORED AGENCY OBLIGATIONS - 35.8%
U.S. Treasury Bonds - 11.4%
   7.25%, 5/15/16 ......................      $    1,625      $1,931,655
   8.75%, 5/15/17 ......................              80         105,838
                                                              ----------
                                                               2,037,493
                                                              ----------
U.S. Treasury Notes - 10.3%
   1.875%, 7/15/13 (TIPS) ..............             175         185,826
   4.875%, 5/31/08 - 5/31/11 ...........           1,666       1,669,331
                                                              ----------
                                                               1,855,157
                                                              ----------
Federal Agency - 2.7%
Federal National Mortgage Association
   4.63%, 10/15/14 .....................              15          14,651
   6.00%, 5/15/11 ......................             180         187,422
                                                              ----------
                                                                 202,073
                                                              ----------
Federal Home Loan Bank
   5.00%, 10/16/09 .....................             160         159,333
   5.25%, 7/18/11 ......................             120         121,436
                                                              ----------
                                                                 280,769
                                                              ----------
Federal Agency - Collateralized
    Mortgage Obligations - 3.1%
   Series 2006
   4.108%, 10/01/34 ....................              57          57,030
   Series 2005
   4.176%, 9/01/35+ ....................              97          95,976
   Series 2004
   4.228%, 9/01/34+ ....................              90          89,911
   Series 2005
   4.639%, 7/01/35+ ....................              88          87,882
   4.724%, 4/01/35+ ....................              34          33,452
   Series 2006
   5.822%, 3/01/36+ ....................             111         113,503
   5.95%, 6/01/36+ .....................              80          80,825
                                                              ----------
                                                                 558,579
                                                              ----------
Mortgage Pass Thru's - 8.3%
Government National Mortgage Association
   6.00%, 1/15/2007-1/20/2007 ..........             445         450,603
                                                              ----------
Federal National Mortgage Association
   5.00%, 4/01/19 ......................             447         441,153
   Series 2006
   5.00%, 2/01/36 ......................             302         291,924
   Series 2006
   5.00%, 2/01/21 ......................              75          73,636
   5.50%, 4/01/34 - 5/01/34 ............              45          44,227


                                               Principal
                                                Amount
                                                 (000)          U.S. $ Value
                                         -------------------- ---------------
   5.50%, 2/01/35 - 7/01/35 ............      $      197      $  194,661
                                                              ----------
                                                               1,045,601
                                                              ----------
                                                               1,496,204
                                                              ----------
Total U.S. Government and
    Government Sponsored
    Agency Obligations .................                       6,430,275
                                                              ----------
CORPORATE DEBT OBLIGATIONS - 32.4%
Financial Institutions - 14.2%
Banking - 5.4%
Bank of America Corp.
   4.50%, 8/01/10 ......................             145         141,758
Citigroup, Inc.
   4.625%, 8/03/10+ ....................             100          98,209
   5.00%, 9/15/14 ......................              81          79,088
   5.53%, 6/09/09 ......................              25          25,066
JP Morgan Chase & Co.
   6.75%, 2/01/11 ......................             155         162,953
MBNA Corp.
   4.625%, 9/15/08 .....................              40          39,523
UFJ Finance Aruba AEC
   6.75%, 7/15/13 ......................             150         160,075
Wachovia Corp.
   3.50%, 8/15/08 ......................             110         106,947
   5.35%, 3/15/11 ......................              40          40,113
Washington Mutual, Inc.
   4.00%, 1/15/09 ......................              50          48,749
Wells Fargo & Co.
   4.20%, 1/15/10 ......................              25          24,355
Zions Bancorporation
   5.50%, 11/16/15 .....................              20          19,677
                                                              ----------
                                                                 946,513
                                                              ----------
Brokerage - 1.3%
Goldman Sachs Group, Inc.
   4.75%, 7/15/13 ......................             120         115,835
Merrill Lynch & Co., Inc.
   4.79%, 8/04/10 ......................              55          54,251
Morgan Stanley
   5.80%, 4/01/07 ......................              55          55,037
                                                              ----------
                                                                 225,123
                                                              ----------
Finance - 6.5%
American General Finance Corp.
   4.625%, 5/15/09 .....................             105         103,342
Berkshire Hathaway Finance Corp.
   4.20%, 12/15/10 .....................              45          43,422
Capital One Bank
   6.50%, 6/13/13 ......................              40          42,165

                                      FSA-5

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company



Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------




                                               Principal
                                                Amount
                                                 (000)          U.S. $ Value
                                         -------------------- ---------------
CIT Group, Inc.
   5.393%, 5/18/07 .....................      $       40      $  40,041
   7.75%, 4/02/12 ......................              70         77,176
Core Investment Grade Trust
   4.659%, 11/30/07 ....................              86         85,684
Countrywide Home Loans, Inc.
   4.00%, 3/22/11 ......................             100         94,936
General Electric Capital Corp.
   3.13%, 4/01/09 ......................             285        272,978
   4.00%, 2/17/09 ......................             105        102,595
Household Finance Corp.
   6.50%, 11/15/08 .....................             135        138,002
   7.00%, 5/15/12 ......................              60         64,691
iStar Financial, Inc.
   5.15%, 3/01/12 ......................              15         14,588
SLM Corp.
   4.50%, 7/26/10 ......................              75         73,002
Simon Property Group LP
   6.375%, 11/15/07 ....................              25         25,192
                                                              ---------
                                                              1,177,814
                                                              ---------
Insurance - 1.0%
Assurant, Inc.
   5.625%, 2/15/14 .....................              30         29,919
Liberty Mutual Group, Inc.
   5.75%, 3/15/14 ......................              30         29,889
Metlife, Inc.
   5.38%, 12/15/12 .....................              15         15,033
WellPoint, Inc.
   3.50%, 9/01/07 ......................              50         49,325
   3.75%, 12/14/07 .....................               9          8,858
   4.25%, 12/15/09 .....................              55         53,462
                                                              ---------
                                                                186,486
                                                              ---------
                                                              2,535,936
                                                              ---------
Industrial - 14.8%
Basic Industry - 0.8%
International Paper Co.
   5.85%, 10/30/12 .....................              15         15,307
Ispat Inland ULC
   9.75%, 4/01/14 ......................              10         11,175
Lubrizol Corp.
   4.625%, 10/01/09 ....................              15         14,714
Packaging Corp. of America
   5.75%, 8/01/13 ......................              45         43,513
Weyerhaeuser Co.
   6.75%, 3/15/12 ......................              65         68,170
                                                              ---------
                                                                152,879
                                                              ---------


                                               Principal
                                                Amount
                                                 (000)          U.S. $ Value
                                         -------------------- ---------------
Capital Goods - 1.6%
Boeing Capital Corp.
   4.75%, 8/25/08 ......................      $       50      $  49,620
Hutchison Whamp Intl Ltd
   Series 144A
   6.50%, 2/13/13 ......................              60         62,794
Textron Financial Corp.
   4.125%, 3/03/08 .....................              55         54,228
Textron, Inc.
   6.375%, 11/15/08 ....................              20         20,378
Tyco International Group, SA
   6.00%, 11/15/13 .....................              25         25,867
Waste Management, Inc.
   6.875%, 5/15/09 .....................              80         82,700
                                                              ---------
                                                                295,587
                                                              ---------
Communications/Media - 4.0%
British Sky Broadcasting Group PLC
   6.875%, 2/23/09 .....................               5          5,147
BSKYB Finance UK PLC
   5.625%, 10/15/15 ....................              55         53,866
Comcast Cable Communications, Inc.
   6.875%, 6/15/09 .....................              60         62,067
Comcast Corp.
   5.50%, 3/15/11 ......................             120        120,506
RR Donnelley & Sons Co.
   4.95%, 4/01/14 ......................              15         13,833
News America, Inc.
   4.75%, 3/15/10 ......................              60         58,958
Time Warner Entertainment Co. LP
   7.25%, 9/01/08 ......................             375        385,546
WPP Finance Corp.
   5.875%, 6/15/14 .....................              25         24,956
                                                              ---------
                                                                724,879
                                                              ---------
Communications/Telecommunications - 3.7%
British Telecommunications PLC
   8.375%, 12/15/10+ ...................              85         94,861
Embarq Corp.
   6.738%, 6/01/13 .....................               5          5,117
New Cingular Wireless Services, Inc.
   7.875%, 3/01/11 .....................              60         65,446
Sprint Capital Corp.
   7.63%, 1/30/11 ......................             120        128,484
Telecom Italia Capital, SA
   4.00%, 1/15/10 ......................              90         85,940
Telecom Italia Capital SA
   5.25%, 11/15/13 .....................             115        109,651
TELUS Corp.
   7.50%, 6/01/07 ......................              95         95,703

                                      FSA-6

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company



Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------




                                                         Principal
                                                          Amount
                                                           (000)          U.S. $ Value
                                                   -------------------- ---------------
Verizon Global Funding Corp.
   4.90%, 9/15/15 ................................      $       15      $  14,306
Verizon New Jersey, Inc.
   Series A
   5.875%, 1/17/12 ...............................              30         30,391
Vodafone Group PLC
   5.50%, 6/15/11 ................................              35         35,089
                                                                        ---------
                                                                          664,988
                                                                        ---------
Consumer Cyclical - 0.7%
Centex Corp.
   5.45%, 8/15/12 ................................              29         28,535
DaimlerChrysler North America
   4.875%, 6/15/10 ...............................              25         24,370
ITT Corp.
   7.375%, 11/15/15 ..............................              47         48,119
Starwood Hotels & Resorts Worldwide, Inc.
   7.875%, 5/01/12 ...............................              18         19,010
Toll Brothers Finance Corp.
   6.875%, 11/15/12 ..............................              15         15,466
                                                                        ---------
                                                                          135,500
                                                                        ---------
Consumer Non Cyclical - 2.1%
ConAgra Foods, Inc.
   7.875%, 9/15/10 ...............................              19         20,562
General Mills, Inc.
   5.125%, 2/15/07 ...............................             110        109,922
Kraft Foods, Inc.
   4.125%, 11/12/09 ..............................              85         82,445
The Kroger Co.
   7.80%, 8/15/07 ................................              35         35,489
Safeway, Inc.
   4.80%, 7/16/07 ................................              15         14,942
   5.80%, 8/15/12 ................................              65         65,123
   6.50%, 3/01/11 ................................              10         10,345
Wyeth
   5.50%, 2/01/14 ................................              36         36,185
                                                                        ---------
                                                                          375,013
                                                                        ---------
Energy - 1.3%
Amerada Hess Corp.
   6.65%, 8/15/11 ................................              60         62,476
Conoco Funding Co.
   6.35%, 10/15/11 ...............................              75         78,409
Valero Energy Corp.
   6.875%, 4/15/12 ...............................              85         89,871
                                                                        ---------
                                                                          230,756
                                                                        ---------
Technology - 0.6%
Cisco Systems, Inc.
   5.25%, 2/22/11 ................................              15         15,038


                                                         Principal
                                                          Amount
                                                           (000)          U.S. $ Value
                                                   -------------------- ---------------
IBM Corp.
   4.375%, 6/01/09 ...............................      $       15      $  14,742
Motorola, Inc.
   7.625%, 11/15/10 ..............................               7          7,537
Oracle Corp.
   5.25%, 1/15/16 ................................              70         68,523
                                                                        ---------
                                                                          105,840
                                                                        ---------
                                                                        2,685,442
                                                                        ---------
Utility - 3.4%
Electric - 3.1%
Carolina Power & Light Co.
   6.50%, 7/15/12 ................................              95         99,547
Consumers Energy Co.
   Series C
   4.25%, 4/15/08 ................................              15         14,772
Duke Capital LLC
   5.67%, 8/15/14 ................................              40         39,892
Exelon Corp.
   6.75%, 5/01/11 ................................              35         36,558
FirstEnergy Corp.
   Series B
   6.45%, 11/15/11 ...............................              75         78,211
MidAmerican Energy Holdings Co.
   5.875%, 10/01/12 ..............................              35         35,628
Nisource Finance Corp.
   7.875%, 11/15/10 ..............................              55         59,337
Pacific Gas & Electric Co.
   4.80%, 3/01/14 ................................              65         62,304
Progress Energy, Inc.
   7.10%, 3/01/11 ................................              21         22,364
Public Service Company of Colorado
   7.875%, 10/01/12 ..............................              30         33,659
SPI Electricity & Gas Australia Holdings Pty, Ltd.
   6.15%, 11/15/13 ...............................              30         31,086
Xcel Energy, Inc.
   7.00%, 12/01/10 ...............................              45         47,463
                                                                        ---------
                                                                          560,821
                                                                        ---------
Natural Gas - 0.3%
Duke Energy Field Services Corp.
   7.875%, 8/16/10 ...............................              15         16,135
Enterprise Products Operating L.P.
   Series B
   5.60%, 10/15/14 ...............................              35         34,375
                                                                        ---------
                                                                           50,510
                                                                        ---------
                                                                          611,331
                                                                        ---------
Total Corporate Debt Obligations .................                      5,832,709
                                                                        ---------

                                      FSA-7

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company



Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------



                                                    Principal
                                                     Amount
                                                      (000)          U.S. $ Value
                                              -------------------- ---------------
COMMERCIAL MORTGAGE BACKED SECURITIES - 14.6%
Banc of America Commercial Mortgage, Inc.
   Series 2004-6, Class A2
   4.161%, 12/10/42 .........................      $      100      $  97,166
   Series 2001-PB1, Class A2
   5.787%, 5/11/35 ..........................              63         64,623
Bear Stearns Commercial Mortgage
Securities, Inc.
   Series 2005-PWR7, Class A3
   5.116%, 2/11/41+ .........................              95         93,734
Citigroup Commercial Mortgage Trust
   Series 2004-C1, Class A4
   5.53%, 4/15/40+ ..........................             165        166,169
Commercial Mortgage Pass Through
    Certificates
   Series 2006-C8, Class A2B
   5.248%, 12/10/46 .........................             140        139,841
Credit Suisse Mortgage Capital Certificates
   Series 2006-C3, Class A3
   5.828%, 6/15/38+ .........................             210        218,348
Credit Suisse First Boston Mortgage
    Securities Corp.
   Series 2003-CK2, Class A2
   3.861%, 3/15/36 ..........................              70         68,480
   Series 2004-C1, Class A4
   4.75%, 1/15/37 ...........................              60         57,945
GE Capital Commercial Mortgage Corp.
   Series 2005-C3, Class A3FX
   4.863%, 7/10/45 ..........................             105        103,723
Greenwich Capital Commercial Funding Corp.
   Series 2003-C1, Class A4
   4.111%, 7/05/35 ..........................              90         84,571
   Series 2005-GG3, Class A2
   4.305%, 8/10/42 ..........................             100         97,351
GS Mortgage Securities Corp. II
   Series 2004-GG2, Class A6
   5.396%, 8/10/38+ .........................              90         90,342
   Series 2001, Class C
   6.878%, 5/03/18 ..........................             370        394,683
JP Morgan Chase Commercial Mortgage
    Securities Corp.
   Series 2004-C1, Class A2
   4.302%, 1/15/38 ..........................              80         77,063
   Series 2005-LDP4, Class A2
   4.79%, 10/15/42 ..........................              65         64,014
   Series 2005-LDP3, Class A2
   4.851%, 8/15/42 ..........................              95         93,774
   Series 2005-LDP5, Class A2
   5.198%, 12/15/44 .........................              85         84,817


                                                    Principal
                                                     Amount
                                                      (000)          U.S. $ Value
                                              -------------------- ---------------
   Series 2006-CB14, Class A4
   5.481%, 12/12/44+ ........................      $       45      $  45,427
   Series 2006-CB15, Class A4
   5.814%, 6/12/43+ .........................              80         82,743
LB-UBS Commercial Mortgage Trust
   Series 2003-C3, Class A4
   4.166%, 5/15/32 ..........................             110        103,633
   Series 2004-C4, Class A4
   5.133%, 6/15/29+ .........................              35         35,329
Merrill Lynch Mortgage Trust
   Series 2005-MKB2, Class A2
   4.806%, 9/12/42 ..........................             125        123,486
   Series 2005-CKI1, Class A6
   5.244%, 11/12/37+ ........................              65         64,895
Morgan Stanley Capital I
   Series 2005-T17, Class A5
   4.78%, 12/13/41 ..........................             125        120,764
   Series 2005-HQ5, Class A4
   5.168%, 1/14/42 ..........................              65         64,256
                                                                   ---------
Total Commercial Mortgage Backed
    Securities ..............................                      2,637,177
                                                                   ---------
COLLATERALIZED MORTGAGE OBLIGATIONS - 8.3%
Rali 2007-qs1 A1
   6.00%, 1/25/37 ...........................              70         70,686
Bear Stearns Alt-A Trust
   Series 2006-1, Class 22A1
   5.45%, 2/25/36+ ..........................              97         97,049
   Series 2005-10, Class 24A1
   6.00%, 1/25/36+ ..........................              79         79,181
   Series 2006-2, Class 23A1
   6.00%, 3/25/36+ ..........................              85         86,033
Citigroup Mortgage Loan Trust, Inc.
   Series 2005-2, Class 1A4
   5.126%, 5/25/35+ .........................             117        115,301
   Series 2006-AR1, Class 3A1
   5.50%, 3/25/36+ ..........................             145        144,179
Countrywide Alternative Loan Trust
   Series 2006-OA14, Class 3A1
   4.459%, 11/25/46 .........................             134        133,707
Fannie Mae REMICS
   Series 2006-21, Class CA
   5.50%, 3/25/29 ...........................             130        129,242
Indymac Index Mortgage Loan Trust
   Series 2006-AR7, Class 4A1
   6.265%, 5/25/36+ .........................              58         59,181
Merrill Lynch Mortgage Investors, Inc.
   Series 2006-A1, Class 2A1
   6.23%, 3/25/36+ ..........................              89         89,741

                                      FSA-8

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company



Portfolio of Investments -- December 31, 2006 (Concluded)
--------------------------------------------------------------------------------




                                                    Principal
                                                     Amount
                                                      (000)          U.S. $ Value
                                              -------------------- ---------------
Residential Funding Mortgage Securities, Inc.
   Series 2005-SA3, Class 3A
   5.249%, 8/25/35+ .........................      $       76      $    75,304
Structured Adjustable Rate Mortgage
Loan Trust
   Series 2006-3, Class 2A1
   6.008%, 4/25/36+ .........................              68           69,031
Washington Mutual, Inc.
   Series 2005-AR2, Class 2A22
   5.57%, 1/25/45+ ..........................              19           19,517
Wells Fargo Mortgage Backed Securities
    Trust
   Series 2006-AR11, Class A4
   5.539%, 8/25/36+ .........................             163          161,733
Freddie Mac Reference REMIC
   Series 2006-R007, Class AC
   5.875%, 5/15/16 ..........................             168          168,485
                                                                   -----------
Total Collateralized Mortgage
    Obligations .............................                        1,498,370
                                                                   -----------
ASSET BACKED SECURITIES - 4.8%
Bear Stearns Asset Backed Securities, Inc.
   Series 2005-SD1, Class 1A1
   5.50%, 4/25/22+ ..........................              16           16,230
Capital Auto Receivables Asset Trust
   Series 2005-SN1A, Class A3A
   4.10%, 6/15/08 ...........................              64           63,642
Citibank Credit Card Issuance Trust
   Series 2006-A2, Class A2
   4.85%, 2/10/11 ...........................             300          298,428
Citifinancial Mortgage Securities, Inc.
   Series 2003-1, Class AFPT
   3.36%, 1/25/33+ ..........................              27           25,202
Credit-Based Asset Servicing and
    Securities, Inc.
   Series 2003-CB1, Class AF
   3.45%, 1/25/33+ ..........................              58           55,715
Home Equity Mortgage Trust
   Series 2005-4, Class A3
   4.742%, 1/25/36+ .........................              70           69,306
   Series 2006-1, Class A2
   5.3%, 5/25/36+ ...........................              25           25,216


                                                    Principal
                                                     Amount
                                                      (000)          U.S. $ Value
                                              -------------------- ---------------
Indymac Residential Asset Backed Trust
   Series 2006-D, Class 2A2
   5.43%, 11/25/36 ..........................      $      135      $   135,002
Master Asset Backed Securities Trust
   Series 2004-HE1, Class A1
   5.72%, 9/25/34 ...........................              38           37,810
RAAC Series
   Series 2006-SP3, Class A1
   5.40%, 8/25/36+ ..........................              57           56,927
Residential Asset Securities Corp.
   Series 2002-KS7, Class A2
   5.72%, 11/25/32 ..........................              12           12,350
Residential Funding Mortgage
    Securities II, Inc.
   Series 2005-HI2, Class A3
   4.46%, 5/25/35 ...........................              40           39,503
Specialty Underwriting & Residential Finance
   Series 2006-BC1, Class A2A
   5.40%, 12/25/36+ .........................              36           35,586
                                                                   -----------
Total Asset Backed Securities ...............                          870,917
                                                                   -----------
SOVEREIGN DEBT OBLIGATIONS - 3.2%
Russia Ministry of Finance
   Series VII
   3.00%, 5/14/11 ...........................             410          369,894
United Mexican States
   7.50%, 1/14/12 ...........................             190          208,240
                                                                   -----------
Total Sovereign Debt Obligations ............                          578,134
                                                                   -----------
Total Long-Term Debt Securities
 (amortized cost $17,948,107)................                       17,847,582
                                                                   -----------
SHORT-TERM INVESTMENTS - 0.9%
U.S. Government and Government
    Sponsored Agency Obligations - 0.9%
Freddie Mac Discount Notes
   Zero Coupon, 2/28/07 .....................             170          168,112
                                                                   -----------
Total Short-Term Debt Securities
   (amortized cost $168,112).................                          168,112
                                                                   -----------
Total Investments - 100.0%
   (amortized cost $18,116,219)..............                       18,015,694
Other assets less liabilities -
    0.0% ....................................                           (4,310)
                                                                   -----------
Net Assets - 100.0% .........................                      $18,011,384
                                                                   ===========

+   Variable rate coupon, rate shown as of December 31, 2006.
    Glossary:
    TIPS - Treasury Inflation Protected Security
    The accompanying notes are an integral part of these financial statements.

                                     FSA-9

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2006
--------------------------------------------------------------------------------

Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $27,073,630) ...........................  $36,332,752
 Warrants -- at value (cost: $110,393)....................................      150,176
 Long-term debt securities -- at value (amortized cost: $21,697,599) .....   21,676,577
 Short-term debt securities -- at value (amortized cost: $2,391,568)......    2,391,568
Receivable for investment securities sold ................................      255,518
Interest receivable ......................................................      178,416
Dividends and other receivables ..........................................       63,851
--------------------------------------------------------------------------  -----------
Total assets .............................................................   61,048,858
--------------------------------------------------------------------------  -----------
Liabilities:
Due to custodian .........................................................       36,906
Payable for investment securities purchased ..............................    2,004,189
Due to AXA Equitable Life's General Account ..............................      368,667
Accrued expenses .........................................................      172,161
--------------------------------------------------------------------------  -----------
Total liabilities ........................................................    2,581,923
--------------------------------------------------------------------------  -----------
Net Assets Attributable to Contractowners or in Accumulation .............  $58,466,935
==========================================================================  ===========


                             Units Outstanding    Unit Values
                            ------------------- ---------------
Institutional .............           358       $ 22,510.85
RIA .......................        47,222           211.32
Momentum Strategy .........        18,667           145.26
MRP .......................       692,394            51.64
EPP .......................         8,807           218.09

The accompanying notes are an integral part of these financial statements.

                                     FSA-10

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2006
--------------------------------------------------------------------------------

Investment Income (Note 2):
Dividends (net of foreign taxes withheld of $18,012)...................  $  631,959
Interest ..............................................................   1,163,127
-----------------------------------------------------------------------  ----------
Total investment income ...............................................   1,795,086
-----------------------------------------------------------------------  ----------
Expenses (Note 5):
Investment management fees ............................................    (178,754)
Operating and expense charges .........................................    (672,515)
-----------------------------------------------------------------------  ----------
Total expenses ........................................................    (851,269)
-----------------------------------------------------------------------  ----------
Net investment income .................................................     943,817
-----------------------------------------------------------------------  ----------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from security and foreign currency transactions .........   2,714,239
Change in unrealized appreciation/depreciation of investments .........   1,806,779
-----------------------------------------------------------------------  ----------
Net realized and unrealized gain on investments .......................   4,521,018
-----------------------------------------------------------------------  ----------
Net Increase in Net Assets Attributable to Operations .................  $5,464,835
=======================================================================  ==========

The accompanying notes are an integral part of these financial statements.

                                     FSA-11

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                            Year Ended December 31,
                                                                                                2006             2005
------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income .................................................................  $     943,817    $     917,266
Net realized gain on investments and foreign currency transactions ....................      2,714,239        3,886,500
Change in unrealized appreciation/depreciation of investments .........................      1,806,779       (1,242,359)
---------------------------------------------------------------------------------------  -------------    -------------
Net increase in net assets attributable to operations .................................      5,464,835        3,561,407
---------------------------------------------------------------------------------------  -------------    -------------
From Contributions and Withdrawals:
Contributions .........................................................................      7,108,244        8,379,434
Withdrawals ...........................................................................    (13,689,418)     (32,701,391)
Asset management fees .................................................................        (55,133)         (50,293)
Administrative fees ...................................................................        (11,672)        (201,461)
---------------------------------------------------------------------------------------  -------------    -------------
Net decrease in net assets attributable to contributions and withdrawals ..............     (6,647,980)     (24,573,711)
---------------------------------------------------------------------------------------  -------------    -------------
Decrease in Net Assets ................................................................     (1,183,145)     (21,012,304)
Net Assets Attributable to Contractowners or in Accumulation -- Beginning of Year .....     59,650,080       80,662,384
---------------------------------------------------------------------------------------  -------------    -------------
Net Assets Attributable to Contractowners or in Accumulation -- End of Year ...........  $  58,466,935    $  59,650,080
=======================================================================================  =============    =============

The accompanying notes are an integral part of these financial statements.

                                     FSA-12

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006
--------------------------------------------------------------------------------




Company                                          Shares         U.S. $ Value
----------------------------------------- ------------------- ---------------
COMMON STOCKS - 62.1%
Finance - 16.3%
Banking - Money Center - 4.1%
Anglo Irish Bank Corp. PLC ..............        11,185       $ 231,728
Banco Bilbao Vizcaya Argentaria SA.......         9,242         222,450
BNP Paribas SA ..........................         1,709         186,392
Credit Suisse Group .....................         5,528         386,391
JPMorgan Chase & Co. ....................        15,132         730,876
Mitsubishi UFJ Financial Group, Inc......            13         160,555
Standard Chartered (a) ..................         3,856         112,684
Sumitomo Mitsui Financial Group,
    Inc. ................................            12         122,999
Wachovia Corp. ..........................         4,600         261,970
                                                              ---------
                                                              2,416,045
                                                              ---------
Banking - Regional - 2.0%
Bank of America Corp (a) ................         9,048         483,073
China Construction Bank-Class H .........        75,000          47,733
Commerce Bancorp, Inc. ..................         3,800         134,026
Macquarie Bank Ltd. .....................         1,051          65,390
National City Corp. .....................         4,100         149,896
UniCredito Italiano SpA .................        21,800         191,015
Wells Fargo & Co. .......................         3,300         117,348
                                                              ---------
                                                              1,188,481
                                                              ---------
Brokerage & Money Management - 3.2%
Ameriprise Financial, Inc. ..............           685          37,333
The Charles Schwab Corp. ................        20,100         388,734
Franklin Resources, Inc. ................         2,300         253,391
Goldman Sachs Group, Inc. ...............           800         159,480
Lehman Brothers Holdings, Inc. ..........         2,300         179,676
Man Group PLC ...........................        18,074         184,791
Merrill Lynch & Co., Inc. ...............         4,400         409,640
Morgan Stanley ..........................         1,300         105,859
Nomura Holdings, Inc. ...................         8,400         158,437
                                                              ---------
                                                              1,877,341
                                                              ---------
Insurance - 3.1%
ACE, Ltd. ...............................         2,100         127,197
Aflac, Inc. .............................         4,100         188,600
American International Group,
    Inc.(a) .............................         9,700         695,102
Hartford Financial Services Group,
    Inc. ................................         1,800         167,958
QBE Insurance Group, Ltd. ...............         7,422         168,784
The St. Paul Travelers Cos, Inc. ........         3,554         190,814
Swiss Reinsurance .......................         1,378         117,051
XL Capital, Ltd.-Class A ................         1,800         129,636
                                                              ---------
                                                              1,785,142
                                                              ---------
Lodging - 0.1%
Wyndham Worldwide Corp. (a) .............           820          26,256
                                                              ---------


Company                                          Shares         U.S. $ Value
----------------------------------------- ------------------- ---------------
Miscellaneous - 2.9%
American Express Co. (a) ................         3,166       $ 192,081
Citigroup, Inc. .........................        16,232         904,122
ORIX Corp. ..............................           600         173,661
U.S. Bancorp ............................         2,100          75,999
UBS AG ..................................         5,640         342,428
                                                              ---------
                                                              1,688,291
                                                              ---------
Mortgage Banking - 0.5%
Federal Home Loan Mortgage Corp..........         1,600         108,640
Federal National Mortgage
    Association .........................         3,300         195,987
                                                              ---------
                                                                304,627
                                                              ---------
Office - 0.3%
Equity Office Properties Trust ..........         3,600         173,412
                                                              ---------
Other - 0.1%
MI Developments, Inc.-Class A ...........         1,094          39,056
Realogy Corp.(a) ........................         1,025          31,078
                                                              ---------
                                                                 70,134
                                                              ---------
                                                              9,529,729
                                                              ---------
Technology - 6.8%
Communication Equipment - 1.3%
Avaya, Inc. (a) .........................            22             308
Cisco Systems, Inc. (a) .................        12,300         336,159
Juniper Networks, Inc. (a) ..............         7,100         134,474
Motorola, Inc. ..........................         6,000         123,360
Nortel Networks Corp. (a) ...............           280           7,484
QUALCOMM, Inc. ..........................         4,400         166,276
                                                              ---------
                                                                768,061
                                                              ---------
Communication Services - 0.1%
Embarq Corp.-Class W (a) ................         1,174          61,706
                                                              ---------
Computer Hardware/Storage - 1.5%
Apple Computer, Inc. (a) ................         2,200         186,648
Dell, Inc. (a) ..........................         4,600         115,414
EMC Corp. (a) ...........................         7,500          99,000
Hewlett-Packard Co. .....................         5,800         238,902
International Business Machines
    Corp. ...............................         2,400         233,160
                                                              ---------
                                                                873,124
                                                              ---------
Computer Services - 0.5%
BearingPoint, Inc. (a) ..................         3,940          31,008
CapGemini, SA ...........................         2,485         155,926
Fiserv, Inc. (a) ........................         1,700          89,114
                                                              ---------
                                                                276,048
                                                              ---------
Contract Manufacturing - 0.2%
Flextronics International, Ltd. (a) .....         5,700          65,436
Sanmina-SCI Corp. (a) ...................         8,600          29,670
Solectron Corp. (a)......................        14,100          45,402
                                                              ---------
                                                                140,508
                                                              ---------

                                     FSA-13

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------




Company                                                                         Shares          U.S. $ Value
------------------------------------------------------------------------ -------------------- ---------------
Internet Media - 0.2%
Google, Inc.-Class A (a) ...............................................           300        $ 138,144
                                                                                              ---------
Miscellaneous - 0.6%
Canon, Inc. ............................................................         3,600          202,647
Hoya Corp. .............................................................         3,900          152,035
                                                                                              ---------
                                                                                                354,682
                                                                                              ---------
Semiconductor Capital Equipment - 0.2%
Applied Materials, Inc. ................................................         6,200          114,390
                                                                                              ---------
Semiconductor Components - 1.1%
Agere Systems, Inc.-Class A (a) ........................................            37              709
Broadcom Corp.-Class A (a) .............................................         2,600           84,006
Intel Corp. ............................................................         8,944          181,116
Linear Technology Corp. ................................................         2,700           81,864
Marvell Technology Group Ltd. (a) ......................................         9,800          188,062
Texas Instruments, Inc. ................................................         3,800          109,440
                                                                                              ---------
                                                                                                645,197
                                                                                              ---------
Software - 1.1%
Microsoft Corp. ........................................................        12,900          385,194
Oracle Corp. (a) .......................................................        10,200          174,828
Symantec Corp. (a) .....................................................         2,600           54,210
                                                                                              ---------
                                                                                                614,232
                                                                                              ---------
                                                                                              3,986,092
                                                                                              ---------
Energy - 6.7%
Domestic Producers - 0.4%
Noble Energy, Inc. .....................................................         4,800          235,536
                                                                                              ---------
International - 3.4%
Chevron Corp. ..........................................................         7,400          544,122
ENI SpA ................................................................         3,660          123,062
Exxon Mobil Corp. ......................................................        10,712          820,861
LUKOIL (ADR) ...........................................................           897           78,891
Petroleo Brasileiro SA (ADR) ...........................................           650           66,943
Talisman Energy, Inc. ..................................................        21,100          358,489
                                                                                              ---------
                                                                                              1,992,368
                                                                                              ---------
Miscellaneous - 0.8%
ConocoPhillips .........................................................         6,400          460,480
                                                                                              ---------
Oil Service - 2.1%
Baker Hughes, Inc. .....................................................         3,700          276,242
BJ Services Co. ........................................................         4,100          120,212
FMC Technologies, Inc. (a) .............................................         3,800          234,194
Halliburton Co. ........................................................         8,600          267,030
Nabors Industries Ltd. (a) .............................................         7,200          214,416
Nexen, Inc. ............................................................         2,400          132,000
                                                                                              ---------
                                                                                              1,244,094
                                                                                              ---------
                                                                                              3,932,478
                                                                                              ---------
Health Care - 6.7%
Biotechnology - 0.6%
Genentech, Inc.(a) .....................................................         2,000          162,260


Company                                                                         Shares          U.S. $ Value
------------------------------------------------------------------------ -------------------- ---------------
Gilead Sciences, Inc. (a) ..............................................         2,500        $ 162,325
                                                                                              ---------
                                                                                                324,585
                                                                                              ---------
Drugs - 3.1%
Allergan, Inc. (a) .....................................................         1,500          179,610
Daiichi Sankyo Co. Ltd. ................................................         2,000           62,508
Eli Lilly & Co. ........................................................         3,500          182,350
Merck & Co. Inc. .......................................................         9,600          418,560
Merck KGaA .............................................................           706           73,348
Novartis AG ............................................................         2,362          136,048
Pfizer, Inc. ...........................................................        17,904          463,713
Roche Holding AG .......................................................         1,639          293,626
                                                                                              ---------
                                                                                              1,809,763
                                                                                              ---------
Medical Products - 1.6%
Alcon, Inc. ............................................................         2,000          223,540
Essilor International, SA ..............................................           800           85,985
Johnson & Johnson ......................................................         5,900          389,518
Nobel Biocare Holding AG ...............................................           284           83,886
Zimmer Holdings, Inc. (a) ..............................................         2,230          174,787
                                                                                              ---------
                                                                                                957,716
                                                                                              ---------
Medical Services - 1.4%
UnitedHealth Group, Inc. ...............................................         6,500          349,245
WellPoint, Inc. (a) ....................................................         5,900          464,271
                                                                                              ---------
                                                                                                813,516
                                                                                              ---------
                                                                                              3,905,580
                                                                                              ---------
Consumer Services - 6.5%
Airlines - 0.2%
Continental Airlines, Inc.-Class B (a)..................................           900           37,125
Southwest Airlines Co. .................................................         3,600           55,152
                                                                                              ---------
                                                                                                 92,277
                                                                                              ---------
Apparel - 0.1%
Jones Apparel Group, Inc. ..............................................         1,800           60,174
                                                                                              ---------
Broadcasting & Cable - 2.0%
CBS Corp.-Class B ......................................................         3,420          106,636
Comcast Corp.-Class A (a) ..............................................         6,314          267,272
Grupo Televisa, SA (ADR) ...............................................         2,800           75,628
News Corp.-Class A .....................................................         7,900          169,692
Societe Television Francaise 1 .........................................         4,220          156,536
Time Warner, Inc. ......................................................        10,400          226,512
Viacom, Inc.-Class B (a) ...............................................         3,420          140,322
Westwood One, Inc. .....................................................         3,700           26,122
                                                                                              ---------
                                                                                              1,168,720
                                                                                              ---------
Cellular Communications - 0.3%
America Movil SA de CV Series L
    (ADR) ..............................................................         3,500          158,270
China Mobile Ltd. ......................................................         5,500           47,521
                                                                                              ---------
                                                                                                205,791
                                                                                              ---------

                                     FSA-14

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------




Company                                                                         Shares          U.S. $ Value
------------------------------------------------------------------------ -------------------- ---------------
Entertainment & Leisure - 0.4%
Carnival Corp. .........................................................         1,800        $  88,290
OPAP, SA ...............................................................           187            7,225
Royal Caribbean Cruises Ltd. ...........................................         3,000          124,140
                                                                                              ---------
                                                                                                219,655
                                                                                              ---------
Gaming - 0.2%
International Game Technology ..........................................         3,100          143,220
                                                                                              ---------
Miscellaneous - 0.4%
Electronic Arts, Inc. (a) ..............................................         2,300          115,828
Li & Fung Ltd. .........................................................        30,000           93,345
PHH Corp. (a) ..........................................................           195            5,630
                                                                                              ---------
                                                                                                214,803
                                                                                              ---------
Printing & Publishing - 0.0%
Idearc, Inc. (a) .......................................................           315            9,025
                                                                                              ---------
Restaurants & Lodging - 0.4%
Starbucks Corp. (a) ....................................................         6,700          237,314
                                                                                              ---------
Retail - General Merchandise - 2.5%
Bed Bath & Beyond, Inc. (a) ............................................         2,200           83,820
eBay, Inc. (a) .........................................................         4,800          144,336
Esprit Holdings Ltd. ...................................................        10,500          117,250
Federated Department Stores, Inc. ......................................         2,494           95,096
Home Depot, Inc. .......................................................         6,800          273,088
Marks & Spencer Group PLC ..............................................         9,672          135,640
Target Corp. ...........................................................         4,200          239,610
Wal-Mart Stores, Inc. ..................................................         6,800          314,024
Williams-Sonoma, Inc. ..................................................         1,600           50,304
                                                                                              ---------
                                                                                              1,453,168
                                                                                              ---------
                                                                                              3,804,147
                                                                                              ---------
Consumer Staples - 5.3%
Beverages - 1.2%
C&C Group PLC ..........................................................         3,131           55,819
Cia de Bebidas das Americas (ADR).......................................         1,000           48,800
The Coca-Cola Co. ......................................................         6,300          303,975
Pepsi Bottling Group, Inc. .............................................         6,300          194,733
PepsiCo, Inc. ..........................................................         1,100           68,805
                                                                                              ---------
                                                                                                672,132
                                                                                              ---------
Food - 0.9%
Del Monte Foods Co. ....................................................         1,254           13,832
Groupe Danone ..........................................................           521           78,926
HJ Heinz Co. ...........................................................         2,600          117,026
The JM Smucker Co. .....................................................            96            4,653
Nestle, SA .............................................................           663          235,378
WM Wrigley Jr Co. ......................................................         1,250           64,650
                                                                                              ---------
                                                                                                514,465
                                                                                              ---------
Household Products - 1.0%
Procter & Gamble Co. ...................................................         8,400          539,868
Reckitt Benckiser PLC ..................................................           984           45,003
                                                                                              ---------
                                                                                                584,871
                                                                                              ---------


Company                                                                         Shares          U.S. $ Value
------------------------------------------------------------------------ -------------------- ---------------
Retail - Food & Drug - 0.9%
Kroger Co. .............................................................         6,800        $ 156,876
Safeway, Inc. ..........................................................         5,700          196,992
Tesco PLC ..............................................................         8,886           70,445
Walgreen Co. ...........................................................         2,700          123,903
                                                                                              ---------
                                                                                                548,216
                                                                                              ---------
Tobacco - 1.3%
Altria Group, Inc. .....................................................         8,100          695,142
British American Tobacco PLC (a) .......................................         1,805           50,555
                                                                                              ---------
                                                                                                745,697
                                                                                              ---------
                                                                                              3,065,381
                                                                                              ---------
Utilities - 4.3%
Electric & Gas Utility - 2.0%
American Electric Power Co., Inc. ......................................         3,600          153,288
BG Group PLC ...........................................................         5,809           78,848
Constellation Energy Group, Inc. .......................................         3,600          247,932
Dynegy, Inc.-Class A (a) ...............................................         1,900           13,756
Entergy Corp. ..........................................................         1,000           92,320
FirstEnergy Corp. ......................................................         1,500           90,315
International Power PLC ................................................         6,128           45,880
PPL Corp. ..............................................................         5,200          186,368
Sempra Energy ..........................................................         4,800          268,656
                                                                                              ---------
                                                                                              1,177,363
                                                                                              ---------
Telephone Utility - 2.3%
AT&T, Inc. .............................................................         8,186          292,650
BellSouth Corp. ........................................................         2,900          136,619
CenturyTel, Inc. .......................................................         1,900           82,954
Cincinnati Bell, Inc. (a) ..............................................        11,900           54,383
Qwest Communications
    International, Inc. (a) ............................................         3,000           25,110
Sprint Corp. (a) .......................................................        22,981          434,111
Telefonica SA ..........................................................         4,196           89,257
Verizon Communications, Inc. ...........................................         6,300          234,612
                                                                                              ---------
                                                                                              1,349,696
                                                                                              ---------
                                                                                              2,527,059
                                                                                              ---------
Capital Goods - 4.0%
Electrical Equipment - 0.4%
Johnson Controls, Inc. .................................................         2,700          231,984
                                                                                              ---------
Engineering & Construction - 0.4%
ABB Ltd. ...............................................................        13,709          245,596
                                                                                              ---------
Machinery - 0.2%
Eaton Corp. ............................................................         1,700          127,738
                                                                                              ---------
Miscellaneous - 3.0%
General Electric Co. ...................................................        27,200        1,012,399
NGK Insulators Ltd. ....................................................         7,000          108,095
Nitto Denko Corp. ......................................................         3,400          170,250
United Technologies Corp. ..............................................         7,300          456,396
                                                                                              ---------
                                                                                              1,747,140
                                                                                              ---------
                                                                                              2,352,458
                                                                                              ---------

                                     FSA-15

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------


Company                                          Shares         U.S. $ Value
----------------------------------------- ------------------- ---------------
Basic Industry - 2.5%
Chemicals - 1.4%
Bayer AG ................................         2,671       $  143,911
E.I. Du Pont de Nemours & Co. ...........         2,800          136,388
Monsanto Co. ............................         3,164          166,205
Praxair, Inc. ...........................         6,100          361,913
                                                              ----------
                                                                 808,417
                                                              ----------
Mining & Metals - 1.0%
China Shenhua Energy Co. Ltd.-
    Class H .............................        30,500           73,411
Cia Vale do Rio Doce (ADR) ..............         3,800          113,012
MMC Norilsk Nickel (ADR) ................           175           27,475
Rio Tinto PLC (a) .......................         3,480          185,194
Xstrata PLC .............................         4,215          210,355
                                                              ----------
                                                                 609,447
                                                              ----------
Miscellaneous - 0.1%
RWE AG ..................................           613           67,512
                                                              ----------
                                                               1,485,376
                                                              ----------
Consumer Manufacturing - 2.0%
Auto & Related - 0.7%
Avis Budget Group, Inc. .................           410            8,893
Denso Corp. .............................         2,700          107,070
Honda Motor Co. Ltd. ....................         2,100           82,924
Toyota Motor Corp. ......................         3,300          220,693
                                                              ----------
                                                                 419,580
                                                              ----------
Building & Related - 1.3%
American Standard Companies (a) .........         7,000          320,950
CRH PLC .................................         2,963          123,516
Daiwa House Industry Co. Ltd. ...........         6,000          104,348
Vinci, SA ...............................         1,599          204,252
                                                              ----------
                                                                 753,066
                                                              ----------
                                                               1,172,646
                                                              ----------
Aerospace & Defense - 0.7%
Aerospace - 0.7%
Boeing Co. (a) ..........................         1,100           97,724
Lockheed Martin Corp. ...................         3,200          294,624
                                                              ----------
                                                                 392,348
                                                              ----------
Multi-Industry Companies - 0.3%
Multi-Industry Companies - 0.3%
Mitsui & Co. Ltd. .......................        12,000          179,458
                                                              ----------
Total Common Stocks
    (cost $27,073,630)...................                     36,332,752
                                                              ----------
WARRANTS - 0.3%
Technology - 0.3%
Computer Hardware/Storage - 0.0%
Asustek Computer Inc., expiring
    3/18/07 (a) .........................         4,082           11,095
                                                              ----------


Company                                          Shares         U.S. $ Value
----------------------------------------- ------------------- ---------------
Computer Peripherals - 0.1%
Foxconn Technology Co. Ltd.,
    JPMorgan International, expiring
    8/22/08 (a) .........................         3,944       $   46,934
                                                              ----------
Computer Services - 0.2%
Infosys Technologies Ltd., expiring
    8/21/09 (a) .........................         1,790           90,413
                                                              ----------
Electronic Components - 0.0%
Largan Precision Co. Ltd., Citigroup
    Global Markets, expiring
    1/20/10 (a) .........................            90            1,734
                                                              ----------
Total Warrants
    (cost $110,393)......................                        150,176
                                                              ----------


                                       Principal
                                        Amount
                                         (000)        U.S. $ Value
                                      ------------- ---------------
LONG-TERM DEBT SECURITIES - 37.1%
U.S. GOVERNMENT AND GOVERNMENT
    SPONSORED AGENCY OBLIGATIONS - 18.9%
Federal National Mortgage Association - 11.6%
   Series 2005
   4.176%, 9/01/35+ ................. $ 100         99,531
   Series 2004
   4.228%, 9/01/34+ .................    90         89,911
   Series 2006
   4.408%, 8/01/34 ..................    95         95,182
   Series 2005
   4.50%, 11/01/20 ..................   649        626,207
   Series 2006
   4.50%, 1/01/21 ...................    40         38,424
   Series 2005
   4.639%, 7/01/35+ .................    88         87,881
   4.724%, 4/01/35+ .................    34         33,452
   5.00%, 4/01/19 ...................   373        368,038
   Series 2005
   5.00%, 9/01/20 ...................   158        155,390
   Series 2006
   5.00%, 2/01/36 ...................   646        623,862
   5.50%, 4/01/33 - 7/01/33 .........   728        720,412
   Series 2004
   5.50%, 4/01/34 ...................    90         88,902
   5.50%, 2/01/35 - 7/01/35 .........   690        682,399
   5.50%, 1/01/36 - 5/01/36 ......... 1,498      1,481,063
   5.822%, 3/01/36+ .................   111        113,503
   6.00%, 5/15/11 ...................   270        281,133
   6.00%, TBA .......................   410        412,690
   Series 2006
   6.50%, 1/01/36 ...................    77         79,055
   6.50%, TBA .......................   685        697,844
                                                 ---------
                                                 6,774,879
                                                 ---------

                                     FSA-16

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------



                                                      Principal
                                                       Amount
Company                                                 (000)             U.S.$ Value
----------------------------------------------- -------------------- --------------------
U.S. Treasury Bonds - 2.8%
   4.50%, 2/15/36 .............................      $    1,121      $1,066,001
   8.75%, 5/15/17 .............................             435         575,492
                                                                     ----------
                                                                      1,641,493
                                                                     ----------
Government National Mortgage Association - 1.7%
   Series 2006
   6.00%, 2/15/36 .............................             424         430,355
   6.00%, TBA .................................             555         562,010
                                                                     ----------
                                                                        992,365
                                                                     ----------
Federal Home Loan Mortgage Corp. - 1.2%
   Series 2005
   4.50%, 10/01/35 ............................             137         128,497
   Series 2005
   4.50%, 8/01/35 .............................             103          96,732
   Series 2006
   4.50%, 1/01/36 .............................              58          53,984
   5.25%, 7/18/11 .............................             420         425,026
                                                                     ----------
                                                                        704,239
                                                                     ----------
Federal Gold Loan Mortgage Corp. - 1.1%
   Series 2005
   4.50%, 9/01/35 .............................             146         136,525
   Series 2006
   5.00%, 4/01/21 .............................             542         532,402
                                                                     ----------
                                                                        668,927
                                                                     ----------
U.S. Treasury Notes - 0.5%
   1.875%, 7/15/13 (TIPS) .....................             210         222,991
   4.875%, 5/31/11 ............................              50          50,344
                                                                     ----------
                                                                        273,335
                                                                     ----------
Total U.S. Government and
    Government Sponsored
    Agency Obligations ........................                      11,055,238
                                                                     ----------
CORPORATE DEBT OBLIGATIONS - 8.3%
Aerospace/Defense - 0.1%
Raytheon Co.
   6.75%, 8/15/07 .............................              32          32,235
Textron, Inc.
   6.375%, 11/15/08 ...........................              25          25,473
                                                                     ----------
                                                                         57,708
                                                                     ----------
Automotive - 0.0%
DaimlerChrysler North America
   4.875%, 6/15/10 ............................              25          24,370
                                                                     ----------
Banking - 1.0%
Barclays Bank PLC
   8.55%, 6/15/11+ ............................              75          83,928
JP Morgan Chase & Co.
   6.75%, 2/01/11 .............................              75          78,848


                                                      Principal
                                                       Amount
Company                                                 (000)             U.S.$ Value
----------------------------------------------- -------------------- --------------------
RBS Capital Trust III
   5.512%, 9/29/49+ ...........................      $      105      $  103,782
UBS Preferred Funding Trust I
   8.622%, 10/01/10+ ..........................              40          44,186
UFJ Finance Aruba AEC
   6.75%, 7/15/13 .............................             100         106,717
Wachovia Capital Trust III
   5.80%, 3/15/11+ ............................              40          40,330
Washington Mutual, Inc.
   4.00%, 1/15/09 .............................              60          58,499
Wells Fargo & Co.
   4.20%, 1/15/10 .............................              35          34,097
Zions Bancorporation
   5.50%, 11/16/15 ............................              25          24,596
                                                                     ----------
                                                                        574,983
                                                                     ----------
Broadcasting/Media - 0.3%
BSKYB Finance UK PLC
   5.625%, 10/15/15 ...........................              40          39,176
News America, Inc.
   6.55%, 3/15/33 .............................              25          25,122
Time Warner Entertainment Co.
   8.375%, 3/15/23 ............................              60          70,389
WPP Finance Corp.
   5.875%, 6/15/14 ............................              30          29,947
                                                                     ----------
                                                                        164,634
                                                                     ----------
Building/Real Estate - 0.2%
Centex Corp.
   5.45%, 8/15/12 .............................              34          33,454
iStar Financial, Inc.
   5.15%, 3/01/12 .............................              30          29,176
Simon Property Group LP
   6.375%, 11/15/07 ...........................              30          30,231
Toll Brothers Finance Corp.
   6.875%, 11/15/12 ...........................              25          25,777
                                                                     ----------
                                                                        118,638
                                                                     ----------
Cable - 0.3%
British Sky Broadcasting Group PLC
   6.875%, 2/23/09 ............................              20          20,589
Comcast Cable Communications Holdings,
    Inc.
   9.455%, 11/15/22 ...........................              35          45,323
Comcast Cable Communications, Inc.
   6.875%, 6/15/09 ............................              45          46,550
Comcast Corp.
   5.30%, 1/15/14 .............................              40          39,178
   5.50%, 3/15/11 .............................              50          50,211
                                                                     ----------
                                                                        201,851
                                                                     ----------

                                     FSA-17

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------



                                           Principal
                                            Amount
Company                                      (000)             U.S.$ Value
------------------------------------ -------------------- --------------------
Chemicals - 0.0%
Lubrizol Corp.
   4.625%, 10/01/09 ................      $       25           $    24,524
                                                               -----------
Communications - 0.6%
AT&T Corp.
   8.00%, 11/15/31 .................              15                18,610
British Telecommunications PLC
   8.375%, 12/15/10+ ...............              80                89,281
Sprint Capital Corp.
   8.375%, 3/15/12 .................              95               105,581
Telecom Italia Capital, SA
   4.00%, 1/15/10 ..................              95                90,715
Verizon Global Funding Corp.
   4.90%, 9/15/15 ..................              25                23,843
                                                               -----------
                                                                   328,030
                                                               -----------
Communications-Fixed - 0.1%
Embarq Corp.
   6.738%, 6/01/13 .................               5                 5,117
Vodafone Group PLC
   5.50%, 6/15/11 ..................              50                50,127
                                                               -----------
                                                                    55,244
                                                               -----------
Communications-Mobile - 0.4%
AT&T Wireless
   8.75%, 3/01/31 ..................              25                32,489
New Cingular Wireless Services, Inc.
   7.875%, 3/01/11 .................             100               109,077
TELUS Corp.
   7.50%, 6/01/07 ..................              75                75,555
                                                               -----------
                                                                   217,121
                                                               -----------
Energy - 0.2%
Amerada Hess Corp.
   7.875%, 10/01/29 ................              40                46,692
Duke Energy Field Services Corp.
   7.875%, 8/16/10 .................              10                10,756
Enterprise Products Operating L.P.
   Series B
   5.60%, 10/15/14 .................              25                24,553
Valero Energy Corp.
   6.875%, 4/15/12 .................              45                47,579
                                                               -----------
                                                                   129,580
                                                               -----------
Financial - 1.7%
American General Finance Corp.
   4.625%, 5/15/09 .................              80                78,737
Boeing Capital Corp.
   4.75%, 8/25/08 ..................              35                34,734
Capital One Bank
   6.50%, 6/13/13 ..................              35                36,895


                                           Principal
                                            Amount
Company                                      (000)             U.S.$ Value
------------------------------------ -------------------- --------------------
CIT Group, Inc.
   7.75%, 4/02/12 ..................      $       90           $    99,226
Citigroup, Inc.
   4.625%, 8/03/10 .................             100                98,209
   5.53%, 6/09/09 ..................              40                40,105
Core Investment Grade Trust
   4.659%, 11/30/07 ................             107               106,041
Countrywide Home Loans, Inc.
   4.00%, 3/22/11 ..................              60                56,961
   4.25%, 12/19/07 .................              50                49,467
General Electric Capital Corp.
   4.00%, 2/17/09 ..................             110               107,480
   4.375%, 11/21/11 ................              15                14,481
   6.75%, 3/15/32 ..................              35                40,085
Goldman Sachs Group, Inc.
   4.75%, 7/15/13 ..................              35                33,785
   5.125%, 1/15/15 .................              25                24,427
Household Finance Corp.
   6.50%, 11/15/08 .................              75                76,668
   7.00%, 5/15/12 ..................              25                26,955
MBNA Corp.
   4.625%, 9/15/08 .................              55                54,345
Resona Preferred Global Securities
   7.191%, 7/30/15+ ................              25                26,086
                                                               -----------
                                                                 1,004,687
                                                               -----------
Food/Beverage - 0.6%
Altria Group, Inc.
   7.75%, 1/15/27 ..................              40                48,516
ConAgra Foods, Inc.
   7.875%, 9/15/10 .................              20                21,643
General Mills, Inc.
   5.125%, 2/15/07 .................              95                94,933
Kraft Foods, Inc.
   4.125%, 11/12/09 ................              95                92,144
   5.25%, 10/01/13 .................              50                49,368
The Kroger Co.
   7.80%, 8/15/07 ..................              45                45,629
                                                               -----------
                                                                   352,233
                                                               -----------
Health Care - 0.4%
Humana, Inc.
   6.30%, 8/01/18 ..................              50                50,364
WellPoint, Inc.
   3.50%, 9/01/07 ..................              60                59,190
   3.75%, 12/14/07 .................              18                17,716
   4.25%, 12/15/09 .................              75                72,903
Wyeth
   5.50%, 2/01/14 ..................              38                38,195
                                                               -----------
                                                                   238,368
                                                               -----------

                                     FSA-18

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------



                                               Principal
                                                Amount
Company                                          (000)             U.S.$ Value
---------------------------------------- -------------------- --------------------
Hotel/Lodging - 0.2%
ITT Corp.
   7.375%, 11/15/15 ....................      $       45           $    46,071
Starwood Hotels & Resorts
    Worldwide, Inc.
   7.875%, 5/01/12 .....................              46                48,581
                                                                   -----------
                                                                        94,652
                                                                   -----------
Industrial - 0.1%
Tyco International Group, SA
   6.00%, 11/15/13 .....................              35                36,214
                                                                   -----------
Insurance - 0.3%
Assurant, Inc.
   5.625%, 2/15/14 .....................              40                39,892
Liberty Mutual Group, Inc.
   5.75%, 3/15/14 ......................              30                29,889
Zurich Capital Trust I
   8.376%, 6/01/37 .....................             115               120,539
                                                                   -----------
                                                                       190,320
                                                                   -----------
Metals/Mining - 0.1%
Ispat Inland ULC
   9.75%, 4/01/14 ......................              25                27,938
                                                                   -----------
Paper/Packaging - 0.2%
International Paper Co.
   5.30%, 4/01/15 ......................              55                53,004
Packaging Corp. of America
   5.75%, 8/01/13 ......................              30                29,009
Westvaco Corp.
   8.20%, 1/15/30 ......................              15                16,819
Weyerhaeuser Co.
   5.95%, 11/01/08 .....................              40                40,320
                                                                   -----------
                                                                       139,152
                                                                   -----------
Public Utilities - Electric & Gas - 0.9%
Carolina Power & Light Co.
   6.50%, 7/15/12 ......................              60                62,872
Duke Capital LLC
   8.00%, 10/01/19 .....................              45                52,315
Exelon Corp.
   6.75%, 5/01/11 ......................              50                52,226
FirstEnergy Corp.
   Series B
   6.45%, 11/15/11 .....................              50                52,141
   Series C
   7.375%, 11/15/31 ....................              50                56,942
MidAmerican Energy Holdings Co.
   5.875%, 10/01/12 ....................              30                30,538
Nisource Finance Corp.
   7.875%, 11/15/10 ....................              35                37,760


                                               Principal
                                                Amount
Company                                          (000)             U.S.$ Value
---------------------------------------- -------------------- --------------------
Pacific Gas & Electric Co.
   4.80%, 3/01/14 ......................      $       45           $    43,134
Progress Energy, Inc.
   7.10%, 3/01/11 ......................              16                17,039
Public Service Company of Colorado
   7.875%, 10/01/12 ....................              30                33,659
SPI Electricity & Gas Australia
    Holdings Pty, Ltd.
   6.15%, 11/15/13 .....................              55                56,990
Xcel Energy, Inc.
   7.00%, 12/01/10 .....................              50                52,737
                                                                   -----------
                                                                       548,353
                                                                   -----------
Public Utilities - Telephone - 0.2%
CenturyTel, Inc.
   Series G
   6.875%, 1/15/28 .....................              35                33,831
Telecom Italia Capital
   4.00%, 11/15/08 .....................              25                24,346
   6.375%, 11/15/33 ....................              20                18,897
Verizon New Jersey, Inc.
   Series A
   5.875%, 1/17/12 .....................              35                35,456
                                                                   -----------
                                                                       112,530
                                                                   -----------
Publishing - 0.0%
RR Donnelley & Sons Co.
   4.95%, 4/01/14 ......................              15                13,833
                                                                   -----------
Service - 0.1%
Waste Management, Inc.
   6.875%, 5/15/09 .....................              50                51,688
                                                                   -----------
Supermarket/Drug - 0.1%
Safeway, Inc.
   4.125%, 11/01/08 ....................              18                17,581
   4.80%, 7/16/07 ......................              15                14,942
                                                                   -----------
                                                                        32,523
                                                                   -----------
Technology - 0.2%
Cisco Systems, Inc.
   5.25%, 2/22/11 ......................              20                20,050
IBM Corp.
   4.375%, 6/01/09 .....................              15                14,742
Motorola, Inc.
   7.625%, 11/15/10 ....................               5                 5,384
Oracle Corp.
   5.25%, 1/15/16 ......................              90                88,101
                                                                   -----------
                                                                       128,277
                                                                   -----------
Total Corporate Debt Obligations .......                             4,867,451
                                                                   -----------

                                     FSA-19

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------



                                                   Principal
                                                     Amount
Company                                              (000)               U.S.$ Value
-------------------------------------------- --------------------- ----------------------
COMMERCIAL MORTGAGE BACKED SECURITIES - 5.2%
Banc of America Commercial Mortgage, Inc.
   Series 2004-4, Class A3
   4.128%, 7/10/42 .........................      $       90             $    87,497
   Series 2004-6, Class A2
   4.161%, 12/10/42 ........................             120                 116,599
   Series 2005-6, Class A4
   5.181%, 9/10/47+ ........................             140                 139,113
   Series 2001-PB1, Class A2
   5.787%, 5/11/35 .........................              78                  79,536
Bear Stearns Commercial Mortgage
    Securities, Inc.
   Series 2005-PWR7, Class A3
   5.116%, 2/11/41+ ........................             120                 118,400
Citigroup Commercial Mortgage Trust
   Series 2004-C1, Class A4
   5.53%, 4/15/40+ .........................             145                 146,028
Credit Suisse First Boston Mortgage
    Securities Corp.
   Series 2003-CK2, Class A2
   3.861%, 3/15/36 .........................              80                  78,263
   Series 2004-C1, Class A4
   4.75%, 1/15/37 ..........................              45                  43,459
Credit Suisse Mortgage Capital Certificates
   Series 2006-C4, Class A3
   5.467%, 9/15/39 .........................             135                 136,039
   Series 2006-C3, Class A3
   5.828%, 6/15/38+ ........................             110                 114,373
CS First Boston Mortgage Securities Corp.
   Series 2005-C1, Class A4
   5.014%, 2/15/38+ ........................             105                 102,814
GE Capital Commercial Mortgage Corp.
   Series 2005-C3, Class A3FX
   4.863%, 7/10/45 .........................              90                  88,905
Greenwich Capital Commercial Funding Corp.
   Series 2003-C1, Class A4
   4.111%, 7/05/35 .........................             100                  93,967
   Series 2005-GG3, Class A2
   4.305%, 8/10/42 .........................             125                 121,688
GS Mortgage Securities Corp. II
   Series 2004-GG2, Class A6
   5.396%, 8/10/38+ ........................             100                 100,380
JP Morgan Chase Commercial Mortgage
    Securities Corp.
   Series 2005-LDP4, Class A2
   4.79%, 10/15/42 .........................             110                 108,332
   Series 2005-LDP3, Class A2
   4.851%, 8/15/42 .........................              80                  78,967
   Series 2005-LDP5, Class A2
   5.198%, 12/15/44 ........................              75                  74,839


                                                   Principal
                                                     Amount
Company                                              (000)               U.S.$ Value
-------------------------------------------- --------------------- ----------------------
   Series 2006-CB14, Class A4
   5.481%, 12/12/44+ .......................      $       40             $    40,380
   Series 2006-CB15, Class A4
   5.814%, 6/12/43+ ........................              25                  25,857
LB-UBS Commercial Mortgage Trust
   Series 2003-C3, Class A4
   4.166%, 5/15/32 .........................              90                  84,791
   Series 2004-C8, Class A2
   4.201%, 12/15/29 ........................              95                  92,435
   Series 2005-C1, Class A4
   4.742%, 2/15/30 .........................              85                  81,879
   Series 2004-C4, Class A4
   5.133%, 6/15/29+ ........................              35                  35,330
   Series 2006-C1, Class A4
   5.156%, 2/15/31 .........................             115                 113,607
   Series 2005-C7, Class A4
   5.197%, 11/15/30+ .......................              65                  64,441
   Series 2006-C6, Class A4
   5.372%, 9/15/39 .........................             125                 125,210
   Series 2006-C3, Class A4
   5.661%, 3/15/39+ ........................             120                 122,885
   Series 2006-C4, Class A4
   5.899%, 6/15/38+ ........................             110                 115,060
Merrill Lynch Mortgage Trust
   Series 2005-CKI1, Class A6
   5.244%, 11/12/37+ .......................              55                  54,911
Merrill Lynch/Countrywide Commercial
    Mortgage Trust
   Series 2006-2, Class A4
   5.91%, 6/12/46+ .........................              30                  31,352
Morgan Stanley Capital I
   Series 2005-T17, Class A5
   4.78%, 12/13/41 .........................             145                 140,086
   Series 2005-HQ5, Class A4
   5.168%, 1/14/42 .........................              70                  69,199
                                                                         -----------
Total Commercial Mortgage Backed
    Securities .............................                               3,026,622
                                                                         -----------
COLLATERALIZED MORTGAGE OBLIGATIONS - 2.4%
Bear Stearns Alt-A Trust
   Series 2006-1, Class 22A1
   5.45%, 2/25/36+ .........................             109                 108,695
   Series 2005-10, Class 24A1
   6.00%, 1/25/36+ .........................              75                  75,738
   Series 2006-2, Class 23A1
   6.00%, 3/25/36+ .........................              78                  78,212
   Series 2006-3, Class 22A1
   6.25%, 5/25/36+ .........................              51                  51,653
Citigroup Mortgage Loan Trust, Inc.
   Series 2006-AR1, Class 3A1

                                     FSA-20

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------




                                                    Principal
                                                     Amount
Company                                               (000)             U.S.$ Value
--------------------------------------------- -------------------- --------------------
   5.50%, 3/25/36+ ..........................      $      136      $  135,168
Countrywide Alternative Loan Trust
   Series 2006-OA14, Class 3A1
   4.459%, 11/25/46 .........................             114         113,899
   Series 2005-62, Class 2A1
   5.282%, 12/25/35+ ........................              62          61,646
Indymac Index Mortgage Loan Trust
   Series 2006-AR7, Class 4A1
   6.265%, 5/25/36+ .........................              54          54,628
Merrill Lynch Mortgage Investors, Inc.
   Series 2005-A8, Class A1C1
   5.25%, 8/25/36+ ..........................              76          75,707
   Series 2006-A1, Class 2A1
   6.23%, 3/25/36+ ..........................              84          85,468
Rali 2007-qs1 A1
   6.00%, 1/25/37 ...........................              80          80,784
Residential Funding Mortgage Securities, Inc.
   Series 2005-SA3, Class 3A
   5.249%, 8/25/35+ .........................              76          75,304
Structured Adjustable Rate Mortgage
    Loan Trust
   Series 2006-3, Class 2A1
   6.008%, 4/25/36+ .........................              68          69,031
Washington Mutual, Inc.
   Series 2005-AR2, Class 2A22
   5.57%, 1/25/45+ ..........................              23          22,961
Wells Fargo Mortgage Backed Securities Trust
   Series 2006-AR11, Class A4
   5.539%, 8/25/36+ .........................             136         135,506
                                                                   ----------
                                                                    1,224,400
                                                                   ----------
Federal Agency - CMO's - 0.3%
Freddie Mac Reference REMIC
   Series 2006-R007, Class AC
   5.875%, 5/15/16 ..........................             173         172,918
                                                                   ----------
Total Collateralized Mortgage
    Obligations .............................                       1,397,318
                                                                   ----------
ASSET BACKED SECURITIES - 1.5%
Asset Backed Funding Certificates
   Series 2003-WF1, Class A2
   6.07%, 12/25/32 ..........................              33          33,270
Bear Stearns Asset Backed Securities, Inc.
   Series 2005-SD1, Class 1A1
   5.50%, 4/25/22+ ..........................              19          18,549
Capital Auto Receivables Asset Trust
   Series 2005-SN1A, Class A3A
   4.10%, 6/15/08 ...........................              83          82,360
Capital One Prime Auto Receivables Trust
   Series 2005-1, Class A3
   4.32%, 8/15/09 ...........................             126         125,188


                                                    Principal
                                                     Amount
Company                                               (000)             U.S.$ Value
--------------------------------------------- -------------------- --------------------
Citifinancial Mortgage Securities, Inc.
   Series 2003-1, Class AFPT
   3.36%, 1/25/33+ ..........................      $       23      $   20,899
Credit-Based Asset Servicing and
    Securities, Inc.
   Series 2003-CB1, Class AF
   3.45%, 1/25/33+ ..........................              48          46,292
   Series 2005-CB7, Class AF2
   5.15%, 11/25/35+ .........................              50          49,688
Home Equity Mortgage Trust
   Series 2005-4, Class A3
   4.742%, 1/25/36+ .........................              60          59,405
   Series 2006-1, Class A2
   5.3%, 5/25/36+ ...........................              25          25,216
Indymac Residential Asset Backed Trust
   Series 2006-D, Class 2A2
   5.43%, 11/25/36 ..........................             115         115,002
Master Asset Backed Securities Trust
   Series 2006-NC2, Class A3
   5.46%, 8/25/36 ...........................             110         109,984
MBNA Credit Card Master Note Trust
   Series 2003-A6, Class A6
   2.75%, 10/15/10 ..........................              50          48,395
RAAC Series
   Series 2006-SP3, Class A1
   5.40%, 8/25/36+ ..........................              49          48,794
Residential Asset Securities Corp.
   Series 2003-KS3, Class A2
   5.65%, 5/25/33+ ..........................               9           8,652
   Series 2002-KS7, Class A2
   5.72%, 11/25/32 ..........................              14          13,894
Residential Funding Mortgage
    Securities II, Inc.
   Series 2005-HI2, Class A3
   4.46%, 5/25/35 ...........................              55          54,317
                                                                   ----------
Total Asset Backed Securities ...............                         859,905
                                                                   ----------
SOVEREIGN DEBT OBLIGATIONS - 0.8%
Mexico - 0.8%
United Mexican States
   5.625%, 1/15/17 ..........................             316         316,316
   7.50%, 1/14/12 ...........................             140         153,440
                                                                   ----------
Total Sovereign Debt Obligations ............                         469,756
                                                                   ----------
Total Long-Term Debt Securities
    (amortized cost $21,697,599).............                      21,676,577
                                                                   ----------
SHORT-TERM DEBT SECURITIES - 4.1%
Time Deposit - 2.1%
JPMorgan Nassau
   4.72%, 1/03/07 ...........................           1,228       1,228,449
                                                                   ----------

                                     FSA-21

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Concluded)
--------------------------------------------------------------------------------



                                        Principal
                                         Amount
Company                                   (000)             U.S.$ Value
--------------------------------- -------------------- --------------------
U.S. Government and Government
    Sponsored Agency Obligations - 2.0%
Federal Home Loan Bank
   Zero Coupon, 2/07/07 .........      $      355      $   350,683
Federal Home Loan Mortgage Corp.
   Zero Coupon, 2/28/07 .........             410          405,447
Federal National Mortgage Association
   Zero Coupon, 1/11/07 .........             410          406,989
                                                       -----------
Total Short-Term Debt Securities
    (amortized cost $2,391,568)                          2,391,568
                                                       -----------


                                        Principal
                                         Amount
Company                                   (000)             U.S.$ Value
--------------------------------- -------------------- --------------------
Total Investments - 103.6%
    (cost/amortized cost
    $51,273,190).................                      $60,550,786
Other assets less liabilities -
    (3.6)% ......................                       (2,083,851)
                                                       -----------
Net Assets - 100.0% .............                      $58,466,935
                                                       ===========

+  Variable rate coupon, rate shown as of December 31, 2006.

(a)  Non-income producing security.
     Glossary:
     ADR - American Depositary Receipt
     TBA - To Be Announced
     TIPS - Treasury Inflation Protected Security
     The accompanying notes are an integral part of these financial statements.


                                     FSA-22

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2006
--------------------------------------------------------------------------------

Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $480,976,680)...........................  $599,320,605
 Short-term debt securities -- at value (amortized cost: $4,413,684)......     4,413,684
Interest and dividends receivable ........................................       265,150
--------------------------------------------------------------------------  ------------
Total assets .............................................................   603,999,439
--------------------------------------------------------------------------  ------------
Liabilities:
Due to AXA Equitable's General Account ...................................     1,264,672
Due to custodian .........................................................     3,776,178
Accrued expenses .........................................................       732,097
--------------------------------------------------------------------------  ------------
Total liabilities ........................................................     5,772,947
--------------------------------------------------------------------------  ------------
Net Assets ...............................................................  $598,226,492
==========================================================================  ============
Amount retained by AXA Equitable in Separate Account No. 4 ...............  $  2,478,937
Net assets attributable to contract owners ...............................   555,154,312
Net assets allocated to contracts in payout period .......................    40,593,243
--------------------------------------------------------------------------  ------------
Net Assets ...............................................................  $598,226,492
==========================================================================  ============


                             Units Outstanding    Unit Values
                            ------------------- --------------
Institutional .............        34,867       $ 8,262.03
RIA .......................        15,278          775.87
Momentum Strategy .........           987           99.86
MRP .......................       124,951          312.73
ADA .......................       651,516          382.55
EPP .......................        12,151          800.76

The accompanying notes are an integral part of these financial statements.

                                     FSA-23

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2006
--------------------------------------------------------------------------------

Investment Income (Note 2):
Dividends (net of foreign taxes withheld of $33,737)....................  $   4,377,570
Interest ...............................................................        216,608
------------------------------------------------------------------------  -------------
Total investment income ................................................      4,594,178
------------------------------------------------------------------------  -------------
Expenses (Note 5):
Investment management fees .............................................     (1,241,035)
Operating and expense charges ..........................................     (2,422,872)
------------------------------------------------------------------------  -------------
Total expenses .........................................................     (3,663,907)
------------------------------------------------------------------------  -------------
Net investment income ..................................................        930,271
------------------------------------------------------------------------  -------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from security and foreign currency transactions ..........     56,761,166
Change in unrealized appreciation /depreciation of investments .........    (66,038,126)
------------------------------------------------------------------------  -------------
Net realized and unrealized loss on investments ........................     (9,276,960)
------------------------------------------------------------------------  -------------
Net Decrease in Net Assets Attributable to Operations ..................  $  (8,346,689)
========================================================================  =============

The accompanying notes are an integral part of these financial statements.

                                     FSA-24

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                    Year Ended December 31,
                                                                                       2006              2005
----------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income (loss) .................................................  $      930,271   $     (540,001)
Net realized gain on investments and foreign currency transactions ...........      56,761,166       74,925,731
Change in unrealized appreciation/depreciation of investments ................     (66,038,126)       6,608,967
------------------------------------------------------------------------------  --------------   --------------
Net increase (decrease) in net assets attributable to operations .............      (8,346,689)      80,994,697
------------------------------------------------------------------------------  --------------   --------------
From Contributions and Withdrawals:
Contributions ................................................................      66,014,546       76,456,922
Withdrawals ..................................................................    (194,988,188)    (151,318,308)
Asset management fees ........................................................        (991,775)      (1,067,272)
Administrative fees ..........................................................        (107,770)        (345,104)
------------------------------------------------------------------------------  --------------   --------------
Net decrease in net assets attributable to contributions and withdrawals .....    (130,073,187)     (76,273,762)
------------------------------------------------------------------------------  --------------   --------------
Net increase in net assets attributable to AXA Equitable's transactions ......           1,551            6,187
------------------------------------------------------------------------------  --------------   --------------
Increase (decrease) in Net Assets ............................................    (138,418,325)       4,727,121
Net Assets -- Beginning of Year ..............................................     736,644,817      731,917,696
------------------------------------------------------------------------------  --------------   --------------
Net Assets -- End of Year ....................................................  $  598,226,492   $  736,644,817
==============================================================================  ==============   ==============

The accompanying notes are an integral part of these financial statements.

                                     FSA-25

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006
--------------------------------------------------------------------------------


Company                                           Shares         U.S. $ Value
------------------------------------------ ------------------- ---------------
COMMON STOCKS - 100.2%
Finance - 26.1%
Banking - Money Center - 2.7%
JPMorgan Chase & Co. .....................        327,157      $15,801,683
                                                               -----------
Brokerage & Money Management - 15.3%
The Charles Schwab Corp. .................        608,970       11,777,480
Goldman Sachs Group, Inc. ................        129,410       25,797,883
Greenhill & Co., Inc. ....................        154,050       11,368,890
Legg Mason, Inc. .........................        287,000       27,279,350
Merrill Lynch & Co., Inc. ................        162,740       15,151,094
                                                               -----------
                                                                91,374,697
                                                               -----------
Insurance - 3.3%
American International Group,
    Inc. (a) .............................        277,960       19,918,614
                                                               -----------
Miscellaneous - 4.8%
Chicago Mercantile Exchange
    Holdings, Inc.-Class A ...............         19,958       10,173,591
Citigroup, Inc. ..........................        214,800       11,964,360
NYSE Group, Inc. (a) .....................         31,990        3,109,428
State Street Corp. .......................         52,300        3,527,112
                                                               -----------
                                                                28,774,491
                                                               -----------
                                                               155,869,485
                                                               -----------
Technology - 25.0%
Communication Equipment - 3.0%
QUALCOMM, Inc. ...........................        475,380       17,964,610
                                                               -----------
Communication Services - 0.7%
Monster Worldwide, Inc. (a) ..............         84,280        3,930,819
                                                               -----------
Computer Hardware/Storage - 6.0%
Apple Computer, Inc. (a) .................        304,070       25,797,299
Sun Microsystems, Inc. (a) ...............      1,915,400       10,381,468
                                                               -----------
                                                                36,178,767
                                                               -----------
Computer Peripherals - 1.1%
Network Appliance, Inc. (a) ..............        171,270        6,727,486
                                                               -----------
Computer Services - 0.8%
Cognizant Technology Solutions
    Corp.-Class A (a) ....................         38,700        2,986,092
Euronet Worldwide, Inc. (a) ..............         52,740        1,565,850
                                                               -----------
                                                                 4,551,942
                                                               -----------
Internet Media - 4.6%
Google, Inc.-Class A (a) .................         59,570       27,430,794
                                                               -----------
Miscellaneous - 2.0%
Amphenol Corp.-Class A ...................        193,990       12,042,899
                                                               -----------
Semiconductor Components - 6.5%
Advanced Micro Devices, Inc. (a) .........        720,020       14,652,407
Broadcom Corp.-Class A (a) ...............        413,280       13,353,077
NVIDIA Corp. (a) .........................        289,330       10,708,103
                                                               -----------
                                                                38,713,587
                                                               -----------


Company                                           Shares         U.S. $ Value
------------------------------------------ ------------------- ---------------
Software - 0.3%
SAP AG (ADR) .............................         38,750      $ 2,057,625
                                                               -----------
                                                               149,598,529
                                                               -----------
Consumer Services - 18.4%
Apparel - 2.8%
Coach, Inc. (a) ..........................        151,740        6,518,751
Under Armour, Inc.-Class A (a) ...........        201,040       10,142,468
                                                               -----------
                                                                16,661,219
                                                               -----------
Broadcasting & Cable - 2.9%
Comcast Corp.-Class A (a) ................        406,900       17,224,077
                                                               -----------
Miscellaneous - 6.5%
CB Richard Ellis Group, Inc.-
    Class A (a) ..........................        510,450       16,946,940
Corporate Executive Board Co. ............        139,350       12,220,995
Iron Mountain, Inc. (a) ..................         88,900        3,675,126
Strayer Education, Inc. ..................         55,900        5,928,195
                                                               -----------
                                                                38,771,256
                                                               -----------
Restaurants & Lodging - 1.2%
Chipotle Mexican Grill, Inc.-Class A
    (a) ..................................        128,400        7,318,800
                                                               -----------
Retail - General Merchandise - 5.0%
Coldwater Creek, Inc. (a) ................        171,230        4,198,559
Dick's Sporting Goods, Inc. (a) ..........        244,490       11,977,565
Kohl's Corp. (a) .........................        201,290       13,774,275
                                                               -----------
                                                                29,950,399
                                                               -----------
                                                               109,925,751
                                                               -----------
Health Care - 18.0%
Biotechnology - 6.5%
Genentech, Inc. (a) ......................        303,120       24,592,126
Gilead Sciences, Inc. (a) ................        215,760       14,009,297
                                                               -----------
                                                                38,601,423
                                                               -----------
Drugs - 3.7%
Merck & Co. Inc. .........................        213,800        9,321,680
Teva Pharmaceutical Industries Ltd.
    (ADR) ................................        413,450       12,850,026
                                                               -----------
                                                                22,171,706
                                                               -----------
Medical Products - 1.4%
Alcon, Inc. ..............................         76,220        8,519,109
                                                               -----------
Medical Services - 6.4%
Medco Health Solutions, Inc. (a) .........         83,850        4,480,944
UnitedHealth Group, Inc. .................        120,500        6,474,465
WellPoint, Inc. (a) ......................        347,170       27,318,807
                                                               -----------
                                                                38,274,216
                                                               -----------
                                                               107,566,454
                                                               -----------
Energy - 4.1%
Oil Service - 4.1%
Schlumberger, Ltd. .......................        392,070       24,763,141
                                                               -----------

                                     FSA-26

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Concluded)
--------------------------------------------------------------------------------


Company                              Shares   U.S. $ Value
---------------------------------- --------- --------------
Aerospace & Defense - 3.1%
Aerospace - 3.1%
Boeing Co. (a) ................... 206,630   $18,357,009
                                             -----------
Capital Goods - 1.7%
Electrical Equipment - 1.7%
Ametek, Inc. ..................... 148,335     4,722,987
Emerson Electric Co. ............. 128,600     5,667,402
                                             -----------
                                              10,390,389
                                             -----------
Multi-Industry Companies - 1.7%
Multi-Industry Companies - 1.7%
Danaher Corp. .................... 139,300    10,090,892
                                             -----------
Consumer Staples - 1.1%
Household Products - 0.6%
Procter & Gamble Co. ............. 51,030      3,279,698
                                             -----------
Retail - Food & Drug - 0.5%
Whole Foods Market, Inc. ......... 69,400      3,256,942
                                             -----------
                                               6,536,640
                                             -----------
Consumer Manufacturing - 1.0%
Building & Related - 1.0%
NVR, Inc. (a) ....................  9,647      6,222,315
                                             -----------
Total Common Stocks - 100.2%
 (cost $480,976,680)..............           599,320,605
                                             -----------



                                         Principal
                                          Amount
Company                                    (000)      U.S.$ Value
--------------------------------------- ---------- ----------------
SHORT-TERM DEBT SECURITIES - 0.7%
Time Deposit - 0.7%
JPMorgan Nassau
   4.72%, 1/3/2007 .................... $4,414      $  4,413,684
                                                    ------------
Total Short-Term Debt
    Securities - 0.7 %
   (amortized cost $4,413,684).........                4,413,684
                                                    ------------
Total Investments - 100.9%
   (cost/amortized cost
     $485,390,364).....................              603,734,289
Other assets less
    liabilities - (0.9)% ..............               (5,507,797)
                                                    ------------
Net Assets - 100.0% ...................             $598,226,492
                                                    ============

(a)  Non-income producing security.
     Glossary:
     ADR - American Depositary Receipt
     The accompanying notes are an integral part of these financial statements.


                                     FSA-27

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2006

--------------------------------------------------------------------------------

Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $96,765,590)........................  $97,554,604
 Short-Term debt securities--at value (cost $1,000,108)...............    1,000,108
Receivable for investment securities sold ............................       76,672
----------------------------------------------------------------------  -----------
Total assets .........................................................   98,631,384
----------------------------------------------------------------------  -----------
Liabilities:
Payable for investment securities purchased ..........................       98,990
Due to AXA Equitable Life's General Account ..........................      563,683
Due to custodian .....................................................      856,358
Accrued expenses .....................................................      114,094
----------------------------------------------------------------------  -----------
Total liabilities ....................................................    1,633,125
----------------------------------------------------------------------  -----------
Net Assets Attributable to Contractowners or in Accumulation .........  $96,998,259
======================================================================  ===========


                             Units Outstanding    Unit Values
                            ------------------- ---------------
Institutional .............         2,451       $ 28,206.63
RIA .......................        21,547           264.82
Momentum Strategy .........         4,994            96.14
MRP .......................       386,546            55.94
EPP .......................            --           264.82

The accompanying notes are an integral part of these financial statements.

                                     FSA-28

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2006
--------------------------------------------------------------------------------

Investment Income (Note 2):
Dividends ..............................................................  $    412,242
Interest ...............................................................        24,766
------------------------------------------------------------------------  ------------
Total investment income ................................................       437,008
------------------------------------------------------------------------  ------------
Expenses (Note 5):
Investment management fees .............................................      (148,917)
Operating and expense charges ..........................................      (349,922)
------------------------------------------------------------------------  ------------
Total expenses .........................................................      (498,839)
------------------------------------------------------------------------  ------------
Net investment loss ....................................................       (61,831)
------------------------------------------------------------------------  ------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from security and foreign currency transactions ..........     6,591,200
Change in unrealized appreciation /depreciation of investments .........    (5,091,703)
------------------------------------------------------------------------  ------------
Net realized and unrealized gain on investments ........................     1,499,497
------------------------------------------------------------------------  ------------
Net Increase in Net Assets Attributable to Operations ..................  $  1,437,666
========================================================================  ============

The accompanying notes are an integral part of these financial statements.

                                     FSA-29

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                            Year Ended December 31,
                                                                                                2006            2005
------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment loss ...................................................................  $     (61,831)  $    (380,215)
Net realized gain on investments and foreign currency transactions ....................      6,591,200      16,614,068
Change in unrealized appreciation/depreciation of investments .........................     (5,091,703)     (9,259,982)
---------------------------------------------------------------------------------------  -------------   -------------
Net increase in net assets attributable to operations .................................      1,437,666       6,973,871
---------------------------------------------------------------------------------------  -------------   -------------
From Contributions and Withdrawals:
Contributions .........................................................................     24,287,669      26,183,587
Withdrawals ...........................................................................    (39,880,442)    (43,124,714)
Asset management fees .................................................................       (210,534)       (212,299)
Administrative fees ...................................................................        (11,005)        (84,867)
---------------------------------------------------------------------------------------  -------------   -------------
Net decrease in net assets attributable to contributions and withdrawals ..............    (15,814,312)    (17,238,293)
---------------------------------------------------------------------------------------  -------------   -------------
Decrease in Net Assets ................................................................    (14,376,646)    (10,264,422)
Net Assets Attributable to Contractowners or in Accumulation -- Beginning of Year .....    111,374,905     121,639,327
---------------------------------------------------------------------------------------  -------------   -------------
Net Assets Attributable to Contractowners or in Accumulation -- End of Year ...........  $  96,998,259   $ 111,374,905
=======================================================================================  =============   =============

The accompanying notes are an integral part of these financial statements.

                                     FSA-30

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006
--------------------------------------------------------------------------------




Company                                            Shares         U.S. $ Value
------------------------------------------- ------------------- ---------------
COMMON STOCKS - 100.6%
Technology - 54.1%
Communication Equipment - 8.4%
JDS Uniphase Corp. (a) ....................       238,991       $3,981,590
Juniper Networks, Inc. (a) ................       221,618        4,197,445
                                                                ----------
                                                                 8,179,035
                                                                ----------
Communication Services - 8.2%
Level 3 Communications, Inc. (a) ..........       635,091        3,556,510
Monster Worldwide, Inc. (a) ...............        41,430        1,932,295
NeuStar, Inc.-Class A (a) .................        75,775        2,458,141
                                                                ----------
                                                                 7,946,946
                                                                ----------
Computer Hardware/Storage - 1.1%
Sun Microsystems, Inc. (a) ................       187,800        1,017,876
                                                                ----------
Computer Peripherals - 1.4%
Network Appliance, Inc. (a) ...............        35,081        1,377,982
                                                                ----------
Internet Media - 2.6%
Move, Inc. (a) ............................       459,577        2,532,269
                                                                ----------
Miscellaneous - 1.9%
Itron, Inc. (a) ...........................        25,750        1,334,880
Trimble Navigation Ltd. (a) ...............        10,450          530,128
                                                                ----------
                                                                 1,865,008
                                                                ----------
Semiconductor Capital Equipment - 10.0%
Cymer, Inc. (a) ...........................        36,360        1,598,022
Formfactor, Inc. (a) ......................        53,184        1,981,104
KLA-Tencor Corp. ..........................        73,995        3,681,251
Lam Research Corp. (a) ....................        48,116        2,435,632
                                                                ----------
                                                                 9,696,009
                                                                ----------
Semiconductor Components - 13.6%
Advanced Micro Devices, Inc. (a) ..........       199,206        4,053,842
Broadcom Corp.-Class A (a) ................        93,608        3,024,475
International Rectifier Corp. (a) .........        30,500        1,175,165
Netlogic Microsystems, Inc. (a) ...........        96,430        2,091,567
Silicon Laboratories, Inc. (a) ............        81,939        2,839,186
                                                                ----------
                                                                13,184,235
                                                                ----------
Software - 6.9%
NAVTEQ Corp. (a) ..........................        70,271        2,457,377
Red Hat, Inc. (a) .........................       140,130        3,222,990
Salesforce.com, Inc. (a) ..................        27,200          991,440
                                                                ----------
                                                                 6,671,807
                                                                ----------
                                                                52,471,167
                                                                ----------
Consumer Services - 21.1%
Advertising - 1.2%
Audible, Inc. (a) .........................       140,569        1,114,712
                                                                ----------
Airlines - 2.1%
Continental Airlines, Inc.-
    Class B (a) ...........................        49,150        2,027,437
                                                                ----------


Company                                            Shares         U.S. $ Value
------------------------------------------- ------------------- ---------------
Apparel - 1.6%
Under Armour, Inc.-Class A (a) ............        11,500       $  580,175
Urban Outfitters, Inc. (a) ................        43,130          993,284
                                                                ----------
                                                                 1,573,459
                                                                ----------
Broadcasting & Cable - 4.1%
XM Satellite Radio Holdings, Inc.-
    Class A (a) ...........................       272,708        3,940,631
                                                                ----------
Entertainment & Leisure - 1.1%
Wynn Resorts Ltd. .........................        11,850        1,112,122
                                                                ----------
Gaming - 0.9%
Melco PBL Entertainment Macau
    Ltd. (ADR) (a) ........................        39,010          829,353
                                                                ----------
Miscellaneous - 5.8%
Apollo Group, Inc.-Class A (a) ............        62,718        2,444,121
Shanda Interactive Entertainment
    Ltd. (ADR) (a) ........................       147,508        3,196,498
                                                                ----------
                                                                 5,640,619
                                                                ----------
Printing & Publishing - 1.0%
VistaPrint, Ltd. (a) ......................        29,850          988,333
                                                                ----------
Restaurants & Lodging - 1.3%
Chipotle Mexican Grill, Inc.-
    Class A (a) ...........................        22,260        1,268,820
                                                                ----------
Retail - General Merchandise - 2.0%
Coldwater Creek, Inc. (a) .................        80,930        1,984,404
                                                                ----------
                                                                20,479,890
                                                                ----------
Health Care - 14.0%
Biotechnology - 7.3%
Affymetrix, Inc. (a) ......................       102,239        2,357,631
Applera Corp. - Celera Group (a) ..........       120,259        1,682,423
Compugen Ltd. (a) .........................       233,860          605,697
deCODE genetics, Inc. (a) .................       160,850          728,651
Illumina, Inc. (a) ........................        13,300          522,823
Vertex Pharmaceuticals, Inc. (a) ..........        32,030        1,198,563
                                                                ----------
                                                                 7,095,788
                                                                ----------
Medical Products - 4.1%
Cerus Corp. (a) ...........................       223,475        1,309,564
Given Imaging Ltd. (a) ....................       138,780        2,685,393
                                                                ----------
                                                                 3,994,957
                                                                ----------
Medical Services - 2.6%
Cepheid, Inc. (a) .........................       290,826        2,472,021
                                                                ----------
                                                                13,562,766
                                                                ----------
Finance - 9.9%
Brokerage & Money Management - 3.4%
International Securities Exchange
    Holdings, Inc.-Class A ................        39,953        1,869,400
TD Ameritrade Holding Corp. ...............        87,483        1,415,475
                                                                ----------
                                                                 3,284,875
                                                                ----------

                                     FSA-31

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Concluded)
--------------------------------------------------------------------------------


Company                                   Shares   U.S. $ Value
---------------------------------------- -------- -------------
Miscellaneous - 6.5%
Chicago Mercantile Exchange
    Holdings, Inc.-Class A .............  4,061   $2,070,095
Nasdaq Stock Market, Inc. (a) .......... 88,833    2,735,168
NYSE Group, Inc. (a) ................... 15,270    1,484,244
                                                  ----------
                                                   6,289,507
                                                  ----------
                                                   9,574,382
                                                  ----------
Consumer Staples - 1.0%
Miscellaneous - 1.0%
Panera Bread Co.-Class A (a) ........... 17,690      989,048
                                                  ----------
Energy - 0.5%
Miscellaneous - 0.5%
Energy Conversion Devices, Inc. (a)..... 14,048      477,351
                                                  ----------
Total Common Stocks - 100.6%
   (cost $96,765,590)...................          97,554,604
                                                  ----------



                                        Principal
                                         Amount
Company                                   (000)     U.S.$ Value
-------------------------------------- ---------- ---------------
SHORT-TERM DEBT SECURITIES - 1.0%
Time Deposit - 1.0%
JPMorgan Nassau
   4.72%, 1/3/2007 ................... $1,000      $  1,000,108
                                                   ------------
Total Short-Term Debt Securities - 1.0 %
   (amortized cost $1,000,108)........                1,000,108
                                                   ------------
Total Investments - 101.6%
   (cost/amortized cost
     $96,765,698).....................               98,554,712
                                                   ------------
Other assets less
    liabilities - (1.6)% .............               (1,556,453)
                                                   ------------
Net Assets - 100.0% ..................             $ 96,998,259
                                                   ============

(a)  Non-income producing security.
     Glossary:
     ADR - American Depositary Receipt
     The accompanying notes are an integral part of these financial statements.


                                     FSA-32

Separate Account No. 66
of AXA Equitable Life Insurance Company


  Statements of Assets and Liabilities
  December 31, 2006
--------------------------------------------------------------------------------




----------------------------------------------------- ----------------- -----------------
                                                       AXA Premier VIP   AXA Premier VIP
                                                          High Yield        Technology
----------------------------------------------------- ----------------- -----------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................     $ 458,249        $ 2,366,266
Receivable for Trust shares sold ....................           388                 --
Receivable for policy-related transactions ..........            --             26,684
-----------------------------------------------------     ---------        -----------
   Total assets .....................................       458,637          2,392,950
-----------------------------------------------------     ---------        -----------
Liabilities:
Payable for Trust shares purchased ..................            --                 35
Payable for policy-related transactions .............           771                 --
-----------------------------------------------------     ---------        -----------
   Total liabilities ................................           771                 35
-----------------------------------------------------     ---------        -----------
Net assets ..........................................     $ 457,866        $ 2,392,915
=====================================================     =========        ===========
Accumulation Units ..................................       457,866          2,392,915
Retained by Equitable Life in Separate Account
 No. 66 .............................................            --                 --
-----------------------------------------------------     ---------        -----------
Total net assets ....................................     $ 457,866        $ 2,392,915
=====================================================     =========        ===========
Investment in shares of the Trust - at cost .........     $ 461,473        $ 2,016,256
Trust shares held
 Class A ............................................        81,707                 --
 Class B ............................................            --            215,553
Units outstanding (000's):
 MRP ................................................            --                157
 RIA ................................................             2                  3
Unit value:
 MRP ................................................     $      --        $     12.67
 RIA ................................................     $  215.33        $    130.71



------------------------------------------------------ --------------------- ---------------------
                                                                              EQ/AllianceBernstein
                                                       EQ/AllianceBernstein       Intermediate
                                                              Growth               Government
                                                            and Income             Securities
------------------------------------------------------ --------------------- ---------------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................      $ 4,242,068            $ 2,768,397
Receivable for Trust shares sold ....................            2,966                     --
Receivable for policy-related transactions ..........               --                     --
------------------------------------------------------     -----------            -----------
   Total assets .....................................        4,245,034              2,768,397
------------------------------------------------------     -----------            -----------
Liabilities:
Payable for Trust shares purchased ..................               --                    458
Payable for policy-related transactions .............            3,002                 25,623
------------------------------------------------------     -----------            -----------
   Total liabilities ................................            3,002                 26,081
------------------------------------------------------     -----------            -----------
Net assets ..........................................      $ 4,242,032            $ 2,742,316
======================================================     ===========            ===========
Accumulation Units ..................................        4,242,032              2,742,316
Retained by Equitable Life in Separate Account
 No. 66 .............................................               --                     --
------------------------------------------------------     -----------            -----------
Total net assets ....................................      $ 4,242,032            $ 2,742,316
======================================================     ===========            ===========
Investment in shares of the Trust - at cost .........      $ 3,720,114            $ 2,860,157
Trust shares held
 Class A ............................................          203,685                 35,890
 Class B ............................................               --                 25,825
Units outstanding (000's):
 MRP ................................................               --                    232
 RIA ................................................               10                      2
Unit value:
 MRP ................................................      $        --            $     10.44
 RIA ................................................      $    422.46            $    188.96

The accompanying notes are an integral part of these financial statements.

                                     FSA-33

Separate Account No. 66
of AXA Equitable Life Insurance Company


  Statements of Assets and Liabilities (Continued)
  December 31, 2006
--------------------------------------------------------------------------------




----------------------------------------------------- ----------------------
                                                       EQ/AllianceBernstein
                                                           International
----------------------------------------------------- ----------------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................      $ 25,202,848
Receivable for Trust shares sold ....................             4,930
Receivable for policy-related transactions ..........                --
-----------------------------------------------------      ------------
   Total assets .....................................        25,207,778
-----------------------------------------------------      ------------
Liabilities:
Payable for Trust shares purchased ..................                --
Payable for policy-related transactions .............            16,326
-----------------------------------------------------      ------------
   Total liabilities ................................            16,326
-----------------------------------------------------      ------------
Net assets ..........................................      $ 25,191,452
=====================================================      ============
Accumulation Units ..................................        25,191,452
Retained by Equitable Life in Separate Account
 No. 66 .............................................                --
-----------------------------------------------------      ------------
Total net assets ....................................      $ 25,191,452
=====================================================      ============
Investment in shares of the Trust - at cost .........      $ 18,342,874
Trust shares held
 Class A ............................................         1,747,878
 Class B ............................................                --
Units outstanding (000's):
 MRP ................................................               919
 RIA ................................................                16
Unit value:
 MRP ................................................      $      23.73
 RIA ................................................      $     207.19



------------------------------------------------------ --------------------- ---------------------- ---------------------
                                                                                                     EQ/AllianceBernstein
                                                       EQ/AllianceBernstein   EQ/AllianceBernstein        Small Cap
                                                         Large Cap Growth         Quality Bond              Growth
------------------------------------------------------ --------------------- ---------------------- ---------------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................       $ 273,331              $ 551,182              $ 982,710
Receivable for Trust shares sold ....................             236                    484                    671
Receivable for policy-related transactions ..........              --                     --                     --
------------------------------------------------------      ---------              ---------              ---------
   Total assets .....................................         273,567                551,666                983,381
------------------------------------------------------      ---------              ---------              ---------
Liabilities:
Payable for Trust shares purchased ..................              --                     --                     --
Payable for policy-related transactions .............             236                    483                    669
------------------------------------------------------      ---------              ---------              ---------
   Total liabilities ................................             236                    483                    669
------------------------------------------------------      ---------              ---------              ---------
Net assets ..........................................       $ 273,331              $ 551,183              $ 982,712
======================================================      =========              =========              =========
Accumulation Units ..................................         273,331                551,183                982,712
Retained by Equitable Life in Separate Account
 No. 66 .............................................              --                     --                     --
------------------------------------------------------      ---------              ---------              ---------
Total net assets ....................................       $ 273,331              $ 551,183              $ 982,712
======================================================      =========              =========              =========
Investment in shares of the Trust - at cost .........       $ 241,617              $ 565,489              $ 792,063
Trust shares held
 Class A ............................................              --                 55,122                 60,033
 Class B ............................................          35,576                     --                     --
Units outstanding (000's):
 MRP ................................................              --                     --                     --
 RIA ................................................               4                      3                      5
Unit value:
 MRP ................................................       $      --              $      --              $      --
 RIA ................................................       $   74.14              $  212.99              $  190.26

The accompanying notes are an integral part of these financial statements.

                                     FSA-34

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Assets and Liabilities (Continued)
     December 31, 2006
--------------------------------------------------------------------------------




----------------------------------------------------- ---------------------- --------------- ----------------- --------------
                                                                                EQ/Calvert                       EQ/Capital
                                                       EQ/AllianceBernstein      Socially        EQ/Capital       Guardian
                                                               Value           Responsible    Guardian Growth   International
----------------------------------------------------- ---------------------- --------------- ----------------- --------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................      $ 11,446,708        $ 1,435,562       $ 21,703       $ 3,796,056
Receivable for Trust shares sold ....................                --              1,194             23                --
Receivable for policy-related transactions ..........                --                 --             --             6,388
-----------------------------------------------------      ------------        -----------       --------       -----------
   Total assets .....................................        11,446,708          1,436,756         21,726         3,802,444
-----------------------------------------------------      ------------        -----------       --------       -----------
Liabilities:
Payable for Trust shares purchased ..................                48                 --             --               455
Payable for policy-related transactions .............             8,782             14,112             23                --
-----------------------------------------------------      ------------        -----------       --------       -----------
   Total liabilities ................................             8,830             14,112             23               455
-----------------------------------------------------      ------------        -----------       --------       -----------
Net assets ..........................................      $ 11,437,878        $ 1,422,644       $ 21,703       $ 3,801,989
=====================================================      ============        ===========       ========       ===========
Accumulation Units ..................................        11,437,878          1,422,644         21,703         3,801,989
Retained by Equitable Life in Separate Account
 No. 66 .............................................                --                 --             --                --
-----------------------------------------------------      ------------        -----------       --------       -----------
Total net assets ....................................      $ 11,437,878        $ 1,422,644       $ 21,703       $ 3,801,989
=====================================================      ============        ===========       ========       ===========
Investment in shares of the Trust - at cost .........      $  9,575,179        $ 1,326,709       $ 17,755       $ 3,328,386
Trust shares held
 Class A ............................................                --                 --             --                --
 Class B ............................................           698,991            168,313          1,549           273,176
Units outstanding (000's):
 MRP ................................................               697                169             --               260
 RIA ................................................                 5                 --             --                 2
Unit value:
 MRP ................................................      $      15.27        $      8.48       $     --       $     13.52
 RIA ................................................      $     158.83        $     98.46       $  81.60       $    147.17

The accompanying notes are an integral part of these financial statements.

                                     FSA-35

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Assets and Liabilities (Continued)
     December 31, 2006
--------------------------------------------------------------------------------




----------------------------------------------------- --------------- --------------- ---------------- -------------
                                                         EQ/Capital      EQ/Capital
                                                          Guardian        Guardian        EQ/Equity     EQ/Evergreen
                                                          Research       US Equity        500 Index        Omega
----------------------------------------------------- --------------- --------------- ---------------- -------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................   $ 6,899,806     $ 2,098,764     $ 22,274,916     $ 103,368
Receivable for Trust shares sold ....................           186              --            2,515            66
Receivable for policy-related transactions ..........        48,214          10,564           22,332            --
-----------------------------------------------------   -----------     -----------     ------------     ---------
   Total assets .....................................     6,948,206       2,109,328       22,299,763       103,434
-----------------------------------------------------   -----------     -----------     ------------     ---------
Liabilities:
Payable for Trust shares purchased ..................            --             218               --            --
Payable for policy-related transactions .............            --              --               --            66
-----------------------------------------------------   -----------     -----------     ------------     ---------
   Total liabilities ................................            --             218               --            66
-----------------------------------------------------   -----------     -----------     ------------     ---------
Net assets ..........................................   $ 6,948,206     $ 2,109,110     $ 22,299,763     $ 103,368
=====================================================   ===========     ===========     ============     =========
Accumulation Units ..................................     6,948,206       2,109,110       22,299,763       103,368
Retained by Equitable Life in Separate Account
 No. 66 .............................................            --              --               --            --
-----------------------------------------------------   -----------     -----------     ------------     ---------
Total net assets ....................................   $ 6,948,206     $ 2,109,110     $ 22,299,763     $ 103,368
=====================================================   ===========     ===========     ============     =========
Investment in shares of the Trust - at cost .........   $ 5,179,274     $ 2,017,130     $ 19,304,241     $ 106,656
Trust shares held
 Class A ............................................            --              --          192,603            --
 Class B ............................................       494,708         177,986          670,049        12,010
Units outstanding (000's):
 MRP ................................................           362             137            1,844            --
 RIA ................................................             3              --               14             1
Unit value:
 MRP ................................................   $     17.96     $     15.05     $       9.37     $      --
 RIA ................................................   $    142.74     $    136.11     $     365.64     $   95.85

The accompanying notes are an integral part of these financial statements.

                                     FSA-36

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Assets and Liabilities (Continued)
     December 31, 2006
--------------------------------------------------------------------------------




----------------------------------------------------- ------------- ---------------- --------------- -------------
                                                                          EQ/FI          EQ/GAMCO       EQ/Janus
                                                          EQ/FI            Mid        Small Company    Large Cap
                                                         Mid Cap        Cap Value         Value          Growth
----------------------------------------------------- ------------- ---------------- --------------- -------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................   $ 353,339     $ 11,059,494      $ 175,599      $ 248,947
Receivable for Trust shares sold ....................         264              612             --             97
Receivable for policy-related transactions ..........       3,244               --             --            681
-----------------------------------------------------   ---------     ------------      ---------      ---------
   Total assets .....................................     356,847       11,060,106        175,599        249,725
-----------------------------------------------------   ---------     ------------      ---------      ---------
Liabilities:
Payable for Trust shares purchased ..................          --               --             --             --
Payable for policy-related transactions .............          --            5,939             --             --
-----------------------------------------------------   ---------     ------------      ---------      ---------
   Total liabilities ................................          --            5,939             --             --
-----------------------------------------------------   ---------     ------------      ---------      ---------
Net assets ..........................................   $ 356,847     $ 11,054,167      $ 175,599      $ 249,725
=====================================================   =========     ============      =========      =========
Accumulation Units ..................................     356,847       11,054,167        175,599        249,725
Retained by Equitable Life in Separate Account
 No. 66 .............................................          --               --             --             --
-----------------------------------------------------   ---------     ------------      ---------      ---------
Total net assets ....................................   $ 356,847     $ 11,054,167      $ 175,599      $ 249,725
=====================================================   =========     ============      =========      =========
Investment in shares of the Trust - at cost .........   $ 344,891     $ 10,193,473      $ 172,899      $ 231,178
Trust shares held
 Class A ............................................          --               --             --             --
 Class B ............................................      33,182          773,275          5,827         36,025
Units outstanding (000's):
 MRP ................................................          --              663             16             --
 RIA ................................................           3                3             --              4
Unit value:
 MRP ................................................   $      --     $      15.80      $   10.90      $      --
 RIA ................................................   $  140.14     $     196.16      $      --      $   69.36

The accompanying notes are an integral part of these financial statements.

                                     FSA-37

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Assets and Liabilities (Continued)
     December 31, 2006
--------------------------------------------------------------------------------




----------------------------------------------------- --------------- ------------ ------------- --------------
                                                        EQ/JPMorgan                  EQ/Mercury    EQ/Mercury
                                                           Value       EQ/Marsico   Basic Value   International
                                                       Opportunities      Focus        Equity         Value
----------------------------------------------------- --------------- ------------ ------------- --------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................    $ 399,255     $ 468,157     $ 402,691     $ 400,718
Receivable for Trust shares sold ....................          305           275           307           210
Receivable for policy-related transactions ..........           --            --            --            --
-----------------------------------------------------    ---------     ---------     ---------     ---------
   Total assets .....................................      399,560       468,432       402,998       400,928
-----------------------------------------------------    ---------     ---------     ---------     ---------
Liabilities:
Payable for Trust shares purchased ..................           --            --            --            --
Payable for policy-related transactions .............          305           275           309           205
-----------------------------------------------------    ---------     ---------     ---------     ---------
   Total liabilities ................................          305           275           309           205
-----------------------------------------------------    ---------     ---------     ---------     ---------
Net assets ..........................................    $ 399,255     $ 468,157     $ 402,689     $ 400,723
=====================================================    =========     =========     =========     =========
Accumulation Units ..................................      399,255       468,157       402,689       400,723
Retained by Equitable Life in Separate Account
 No. 66 .............................................           --            --            --            --
-----------------------------------------------------    ---------     ---------     ---------     ---------
Total net assets ....................................    $ 399,255     $ 468,157     $ 402,689     $ 400,723
=====================================================    =========     =========     =========     =========
Investment in shares of the Trust - at cost .........    $ 326,267     $ 445,606     $ 364,898     $ 325,631
Trust shares held
 Class A ............................................           --            --            --            --
 Class B ............................................       28,135        27,898        23,593        24,031
Units outstanding (000's):
 MRP ................................................           --            --            --            --
 RIA ................................................            3             3             2             2
Unit value:
 MRP ................................................    $      --     $      --     $      --     $      --
 RIA ................................................    $  159.01     $  164.80     $  226.87     $  169.44

The accompanying notes are an integral part of these financial statements.

                                     FSA-38

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Assets and Liabilities (Continued)
     December 31, 2006
--------------------------------------------------------------------------------




----------------------------------------------------- ------------------ ----------- --------------- ------------
                                                            EQ/MFS          EQ/MFS
                                                           Emerging       Investors      EQ/Money      EQ/PIMCO
                                                       Growth Companies     Trust         Market      Real Return
----------------------------------------------------- ------------------ ----------- --------------- ------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................    $ 3,133,164      $ 88,794     $ 1,295,290     $ 83,304
Receivable for Trust shares sold ....................             --            78             818           --
Receivable for policy-related transactions ..........         14,526            --              --           --
-----------------------------------------------------    -----------      --------     -----------     --------
   Total assets .....................................      3,147,690        88,872       1,296,108       83,304
-----------------------------------------------------    -----------      --------     -----------     --------
Liabilities:
Payable for Trust shares purchased ..................          1,249            --              --           --
Payable for policy-related transactions .............             --            78             817           --
-----------------------------------------------------    -----------      --------     -----------     --------
   Total liabilities ................................          1,249            78             817           --
-----------------------------------------------------    -----------      --------     -----------     --------
Net assets ..........................................    $ 3,146,441      $ 88,794     $ 1,295,291     $ 83,304
=====================================================    ===========      ========     ===========     ========
Accumulation Units ..................................      3,146,441        88,794       1,295,291       83,304
Retained by Equitable Life in Separate Account
 No. 66 .............................................             --            --              --           --
-----------------------------------------------------    -----------      --------     -----------     --------
Total net assets ....................................    $ 3,146,441      $ 88,794     $ 1,295,291     $ 83,304
=====================================================    ===========      ========     ===========     ========
Investment in shares of the Trust - at cost .........    $ 2,579,695      $ 72,887     $ 1,295,230     $ 86,876
Trust shares held
 Class A ............................................             --            --       1,295,247           --
 Class B ............................................        203,454         7,848              --        8,519
Units outstanding (000's):
 MRP ................................................            446            --              --            8
 RIA ................................................              5             1               8           --
Unit value:
 MRP ................................................    $      5.49      $     --     $        --     $  10.23
 RIA ................................................    $    128.71      $ 113.19     $    162.84     $     --

The accompanying notes are an integral part of these financial statements.

                                     FSA-39

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Assets and Liabilities (Concluded)
     December 31, 2006
--------------------------------------------------------------------------------




----------------------------------------------------- ------------- --------------- -----------------
                                                                        EQ/Small      EQ/Van Kampen
                                                         EQ/Small       Company      Emerging Markets
                                                        Cap Value        Index            Equity
----------------------------------------------------- ------------- --------------- -----------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................   $ 597,151     $ 4,869,581      $ 1,369,562
Receivable for Trust shares sold ....................         434              --               --
Receivable for policy-related transactions ..........          --          39,107            1,516
-----------------------------------------------------   ---------     -----------      -----------
   Total assets .....................................     597,585       4,908,688        1,371,078
-----------------------------------------------------   ---------     -----------      -----------
Liabilities:
Payable for Trust shares purchased ..................          --           1,372            1,503
Payable for policy-related transactions .............         434              --               --
-----------------------------------------------------   ---------     -----------      -----------
   Total liabilities ................................         434           1,372            1,503
-----------------------------------------------------   ---------     -----------      -----------
Net assets ..........................................   $ 597,151     $ 4,907,316      $ 1,369,575
=====================================================   =========     ===========      ===========
Accumulation Units ..................................     597,151       4,907,316        1,369,575
Retained by Equitable Life in Separate Account
 No. 66 .............................................          --              --               --
-----------------------------------------------------   ---------     -----------      -----------
Total net assets ....................................   $ 597,151     $ 4,907,316      $ 1,369,575
=====================================================   =========     ===========      ===========
Investment in shares of the Trust - at cost .........   $ 599,964     $ 4,478,222      $ 1,188,742
Trust shares held
 Class A ............................................          --              --               --
 Class B ............................................      43,553         374,274           84,392
Units outstanding (000's):
 MRP ................................................          --             312               42
 RIA ................................................           3              --                2
Unit value:
 MRP ................................................   $      --     $     15.59      $     11.75
 RIA ................................................   $  228.94     $        --      $    408.83

The accompanying notes are an integral part of these financial statements.

                                     FSA-40

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Operations
     For the Year Ended December 31, 2006
--------------------------------------------------------------------------------



------------------------------------------------------ ----------------- -----------------
                                                        AXA Premier VIP   AXA Premier VIP
                                                           High Yield        Technology
------------------------------------------------------ ----------------- -----------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................      $51,958          $      --
------------------------------------------------------      -------          ---------
 Expenses:
   Asset-based charges ...............................         (463)           (21,497)
------------------------------------------------------      -------          ---------
Net Investment Income (Loss) .........................       51,495            (21,497)
------------------------------------------------------      -------          ---------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............        9,492            112,695
   Realized gain distribution from The Trust .........           --                 --
------------------------------------------------------      -------          ---------
 Net realized gain (loss) ............................        9,492            112,695
------------------------------------------------------      -------          ---------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................       24,248             33,214
------------------------------------------------------      -------          ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................       33,740            145,909
------------------------------------------------------      -------          ---------
Net increase (Decrease) In Net Assets From
 Operations ..........................................      $85,235          $ 124,412
======================================================      =======          =========



------------------------------------------------------- --------------------- ---------------------
                                                                               EQ/AllianceBernstein
                                                        EQ/AllianceBernstein       Intermediate
                                                               Growth               Government
                                                             and Income             Securities
------------------------------------------------------- --------------------- ---------------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................      $    63,048             $ 110,779
-------------------------------------------------------     -----------             ---------
 Expenses:
   Asset-based charges ...............................           (2,218)              (24,903)
-------------------------------------------------------     -----------             ---------
Net Investment Income (Loss) .........................           60,830                85,876
-------------------------------------------------------     -----------             ---------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............          630,139               (21,786)
   Realized gain distribution from The Trust .........          194,565                    --
-------------------------------------------------------     -----------             ---------
 Net realized gain (loss) ............................          824,704               (21,786)
-------------------------------------------------------     -----------             ---------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................         (130,336)               (4,427)
-------------------------------------------------------     -----------             ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................          694,368               (26,213)
-------------------------------------------------------     -----------             ---------
Net increase (Decrease) In Net Assets From
 Operations ..........................................      $   755,198             $  59,663
=======================================================     ===========             =========

The accompanying notes are an integral part of these financial statements.

                                     FSA-41

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Operations (Continued)
     For the Year Ended December 31, 2006
--------------------------------------------------------------------------------



------------------------------------------------------ ------------------- -------------------
                                                               EQ/                 EQ/
                                                        AllianceBernstein   AllianceBernstein
                                                          International      Large Cap Growth
------------------------------------------------------ ------------------- -------------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................     $  385,002           $      --
------------------------------------------------------     ----------           ---------
 Expenses:
   Asset-based charges ...............................       (208,441)                 --
------------------------------------------------------     ----------           ---------
Net Investment Income (Loss) .........................        176,561                  --
------------------------------------------------------     ----------           ---------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............      2,000,149              61,248
   Realized gain distribution from The Trust .........      1,678,625                  --
------------------------------------------------------     ----------           ---------
 Net realized gain (loss) ............................      3,678,774              61,248
------------------------------------------------------     ----------           ---------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................        761,795             (71,981)
------------------------------------------------------     ----------           ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................      4,440,569             (10,733)
------------------------------------------------------     ----------           ---------
Net increase (Decrease) In Net Assets From
 Operations ..........................................     $4,617,130           $ (10,733)
======================================================     ==========           =========



------------------------------------------------------- ------------------ ---------------------
                                                               EQ/          EQ/AllianceBernstein
                                                        AllianceBernstein        Small Cap
                                                           Quality Bond            Growth
------------------------------------------------------- ------------------ ---------------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................     $   22,651           $       --
-------------------------------------------------------    ----------           ----------
 Expenses:
   Asset-based charges ...............................           (326)                (534)
-------------------------------------------------------    ----------           ----------
Net Investment Income (Loss) .........................         22,325                 (534)
-------------------------------------------------------    ----------           ----------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............        (12,546)              99,591
   Realized gain distribution from The Trust .........             --               81,673
-------------------------------------------------------    ----------           ----------
 Net realized gain (loss) ............................        (12,546)             181,264
-------------------------------------------------------    ----------           ----------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................         15,242              (86,981)
-------------------------------------------------------    ----------           ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................          2,696               94,283
-------------------------------------------------------    ----------           ----------
Net increase (Decrease) In Net Assets From
 Operations ..........................................     $   25,021           $   93,749
=======================================================    ==========           ==========

The accompanying notes are an integral part of these financial statements.

                                     FSA-42

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Operations (Continued)
     For the Year Ended December 31, 2006
--------------------------------------------------------------------------------



------------------------------------------------------ ---------------------- ------------- ----------------- --------------
                                                                                EQ/Calvert                      EQ/Capital
                                                        EQ/AllianceBernstein     Socially       EQ/Capital       Guardian
                                                                Value          Responsible   Guardian Growth   International
------------------------------------------------------ ---------------------- ------------- ----------------- --------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................       $  163,440         $      --       $     34        $  44,954
------------------------------------------------------       ----------         ---------       --------        ---------
 Expenses:
   Asset-based charges ...............................          (96,120)          (14,873)            --          (30,376)
------------------------------------------------------       ----------         ---------       --------        ---------
Net Investment Income (Loss) .........................           67,320           (14,873)            34           14,578
------------------------------------------------------       ----------         ---------       --------        ---------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............          351,121            95,910          5,583          135,974
   Realized gain distribution from The Trust .........          622,669            15,233             --          196,787
------------------------------------------------------       ----------         ---------       --------        ---------
 Net realized gain (loss) ............................          973,790           111,143          5,583          332,761
------------------------------------------------------       ----------         ---------       --------        ---------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................          835,051           (44,738)        (3,762)         140,164
------------------------------------------------------       ----------         ---------       --------        ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................        1,808,841            66,405          1,821          472,925
------------------------------------------------------       ----------         ---------       --------        ---------
Net increase (Decrease) In Net Assets From
 Operations ..........................................       $1,876,161         $  51,532       $  1,855        $ 487,503
======================================================       ==========         =========       ========        =========

The accompanying notes are an integral part of these financial statements.

                                     FSA-43

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Operations (Continued)
     For the Year Ended December 31, 2006
--------------------------------------------------------------------------------



------------------------------------------------------ ------------ ------------- --------------- -------------
                                                        EQ/Capital    EQ/Capital
                                                         Guardian      Guardian    EQ/Equity 500   EQ/Evergreen
                                                         Research    U.S. Equity       Index          Omega
------------------------------------------------------ ------------ ------------- --------------- -------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................  $  37,612     $  25,039     $  335,475      $  1,816
------------------------------------------------------  ---------     ---------     ----------      --------
 Expenses:
   Asset-based charges ...............................    (65,931)      (19,328)      (170,222)           --
------------------------------------------------------  ---------     ---------     ----------      --------
Net Investment Income (Loss) .........................    (28,319)        5,711        165,253         1,816
------------------------------------------------------  ---------     ---------     ----------      --------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............    398,049        40,790        797,977            24
   Realized gain distribution from The Trust .........         --       119,070        613,160         7,740
------------------------------------------------------  ---------     ---------     ----------      --------
 Net realized gain (loss) ............................    398,049       159,860      1,411,137         7,764
------------------------------------------------------  ---------     ---------     ----------      --------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................    330,747        (8,500)     1,198,932        (3,306)
------------------------------------------------------  ---------     ---------     ----------      --------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................    728,796       151,360      2,610,069         4,458
------------------------------------------------------  ---------     ---------     ----------      --------
Net increase (Decrease) In Net Assets From
 Operations ..........................................  $ 700,477     $ 157,071     $2,775,322      $  6,274
======================================================  =========     =========     ==========      ========

The accompanying notes are an integral part of these financial statements.

                                     FSA-44

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Operations (Continued)
     For the Year Ended December 31, 2006
--------------------------------------------------------------------------------



------------------------------------------------------ ----------- ------------- --------------- ----------
                                                                       EQ/FI         EQ/GAMCO     EQ/Janus
                                                          EQ/FI         Mid       Small Company   Large Cap
                                                         Mid Cap     Cap Value        Value        Growth
------------------------------------------------------ ----------- ------------- --------------- ----------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................  $ 10,538    $   32,624       $ 1,853      $     --
------------------------------------------------------  --------    ----------       -------      --------
 Expenses:
   Asset-based charges ...............................        --      (111,579)         (593)           --
------------------------------------------------------  --------    ----------       -------      --------
Net Investment Income (Loss) .........................    10,538       (78,955)        1,260            --
------------------------------------------------------  --------    ----------       -------      --------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............    (6,157)      322,641         1,396         7,171
   Realized gain distribution from The Trust .........    12,665       944,033         7,280            --
------------------------------------------------------  --------    ----------       -------      --------
 Net realized gain (loss) ............................     6,508     1,266,674         8,676         7,171
------------------------------------------------------  --------    ----------       -------      --------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................    26,838       (14,755)        2,700        (7,161)
------------------------------------------------------  --------    ----------       -------      --------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................    33,346     1,251,919        11,376            10
------------------------------------------------------  --------    ----------       -------      --------
Net increase (Decrease) In Net Assets From
 Operations ..........................................  $ 43,884    $1,172,964       $12,636      $     10
======================================================  ========    ==========       =======      ========

The accompanying notes are an integral part of these financial statements.

                                     FSA-45

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Operations (Continued)
     For the Year Ended December 31, 2006
--------------------------------------------------------------------------------



------------------------------------------------------ --------------- ------------ ------------- --------------
                                                         EQ/JPMorgan                  EQ/Mercury    EQ/Mercury
                                                            Value       EQ/Marsico   Basic Value   International
                                                        Opportunities      Focus        Equity         Value
------------------------------------------------------ --------------- ------------ ------------- --------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................     $16,188      $   4,205      $12,301       $ 12,877
------------------------------------------------------     -------      ---------      -------       --------
 Expenses:
   Asset-based charges ...............................          --             --           --             --
------------------------------------------------------     -------      ---------      -------       --------
Net Investment Income (Loss) .........................      16,188          4,205       12,301         12,877
------------------------------------------------------     -------      ---------      -------       --------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............       7,838         65,072       16,198         91,681
   Realized gain distribution from The Trust .........       9,922          7,732       17,856         14,361
------------------------------------------------------     -------      ---------      -------       --------
 Net realized gain (loss) ............................      17,670         72,804       34,054        106,042
------------------------------------------------------     -------      ---------      -------       --------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................      34,702        (46,979)      42,202         (3,238)
------------------------------------------------------     -------      ---------      -------       --------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................      52,462         25,825       76,256        102,804
------------------------------------------------------     -------      ---------      -------       --------
Net increase (Decrease) In Net Assets From
 Operations ..........................................     $68,650      $  30,030      $88,557       $115,681
======================================================     =======      =========      =======       ========

The accompanying notes are an integral part of these financial statements.

                                     FSA-46

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Operations (Continued)
     For the Year Ended December 31, 2006
--------------------------------------------------------------------------------



------------------------------------------------------ ----------- ----------- ---------- ------------
                                                          EQ/MFS
                                                         Emerging    EQ/MFS
                                                          Growth    Investors   EQ/Money    EQ/PIMCO
                                                        Companies     Trust      Market    Real Return
------------------------------------------------------ ----------- ----------- ---------- ------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................   $     --      $   746    $ 33,624    $  3,164
------------------------------------------------------   --------      -------    --------    --------
 Expenses:
   Asset-based charges ...............................    (26,997)          --        (366)       (424)
------------------------------------------------------   --------      -------    --------    --------
Net Investment Income (Loss) .........................    (26,997)         746      33,258       2,740
------------------------------------------------------   --------      -------    --------    --------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............    225,206          557      (5,060)        989
   Realized gain distribution from The Trust .........         --           --          --          --
------------------------------------------------------   --------      -------    --------    --------
 Net realized gain (loss) ............................    225,206          557      (5,060)        989
------------------------------------------------------   --------      -------    --------    --------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................      6,752        9,052       5,077      (3,572)
------------------------------------------------------   --------      -------    --------    --------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................    231,958        9,609          17      (2,583)
------------------------------------------------------   --------      -------    --------    --------
Net increase (Decrease) In Net Assets From
 Operations ..........................................   $204,961      $10,355    $ 33,275    $    157
======================================================   ========      =======    ========    ========

The accompanying notes are an integral part of these financial statements.

                                     FSA-47

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Operations (Concluded)
     For the Year Ended December 31, 2006
--------------------------------------------------------------------------------



------------------------------------------------------ ----------- --------------- -----------------
                                                                                     EQ/Van Kampen
                                                         EQ/Small      EQ/Small     Emerging Markets
                                                        Cap Value   Company Index        Equity
------------------------------------------------------ ----------- --------------- -----------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................   $ 31,578       $  56,419        $  4,872
------------------------------------------------------   --------       ---------        --------
 Expenses:
   Asset-based charges ...............................         --         (43,944)         (1,649)
------------------------------------------------------   --------       ---------        --------
Net Investment Income (Loss) .........................     31,578          12,475           3,223
------------------------------------------------------   --------       ---------        --------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............     17,003         160,628         185,011
   Realized gain distribution from The Trust .........     38,487         198,044          98,349
------------------------------------------------------   --------       ---------        --------
 Net realized gain (loss) ............................     55,490         358,672         283,360
------------------------------------------------------   --------       ---------        --------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................     14,374         198,332          11,208
------------------------------------------------------   --------       ---------        --------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................     69,864         557,004         294,568
------------------------------------------------------   --------       ---------        --------
Net increase (Decrease) In Net Assets From
 Operations ..........................................   $101,442       $ 569,479        $297,791
======================================================   ========       =========        ========

The accompanying notes are an integral part of these financial statements.

                                     FSA-48

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets
     For the Years Ended December 31,
--------------------------------------------------------------------------------




---------------------------------------------------- --------------------------- ---------------------------
                                                                                         AXA Premier
                                                           AXA Premier VIP                   VIP
                                                             High Yield                  Technology
                                                     --------------------------- ---------------------------
                                                          2006          2005          2006          2005
---------------------------------------------------- ------------- ------------- ------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................... $  51,495      $   85,814    $  (21,497)   $  (18,565)
 Net realized gain (loss) on investments ...........     9,492        (122,798)      112,695        59,781
 Change in unrealized appreciation
   (depreciation) of investments ...................    24,248          70,292        33,214       152,349
---------------------------------------------------- ----------     ----------    ----------    ----------
Net increase (decrease) in net assets from
 operations ........................................    85,235          33,308       124,412       193,565
---------------------------------------------------- ----------     ----------    ----------    ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........    78,414          54,147       663,756       630,168
   Transfers between funds and guaranteed
    interest account, net ..........................    (3,357)          9,328      (330,203)      (49,799)
   Transfers for contract benefits and
    terminations ...................................  (793,238)        (81,128)     (197,202)     (307,845)
   Contract maintenance charges ....................    (8,409)         (9,942)       (3,955)       (4,074)
---------------------------------------------------- ----------     ----------    ----------    ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................  (726,590)        (27,595)      132,396       268,450
---------------------------------------------------- ----------     ----------    ----------    ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........        --          (4,119)           --        (1,345)
---------------------------------------------------- ----------     ----------    ----------    ----------
Increase (Decrease) in Net Assets ..................  (641,355)          1,594       256,808       460,670
Net Assets--Beginning of Period .................... 1,099,221       1,097,627     2,136,107     1,675,437
---------------------------------------------------- ----------     ----------    ----------    ----------
Net Assets--End of Period .......................... $ 457,866      $1,099,221    $2,392,915    $2,136,107
==================================================== ==========     ==========    ==========    ==========



---------------------------------------------------- -------------------------------
                                                          EQ/AllianceBernstein
                                                                 Growth
                                                               and Income
                                                     -------------------------------
                                                           2006            2005
---------------------------------------------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $      60,830   $      58,269
 Net realized gain (loss) on investments ...........        824,704         263,359
 Change in unrealized appreciation
   (depreciation) of investments ...................       (130,336)        (24,152)
----------------------------------------------------  -------------   -------------
Net increase (decrease) in net assets from
 operations ........................................        755,198         297,476
----------------------------------------------------  -------------   -------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........        275,833         524,989
   Transfers between funds and guaranteed
    interest account, net ..........................         58,300         116,034
   Transfers for contract benefits and
    terminations ...................................     (1,466,946)     (2,451,592)
   Contract maintenance charges ....................        (42,544)        (55,708)
----------------------------------------------------  -------------   -------------
Net increase (decrease) in net assets from
 contractowners transactions .......................     (1,175,357)     (1,866,277)
----------------------------------------------------  -------------   -------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........             --         (16,612)
----------------------------------------------------  -------------   -------------
Increase (Decrease) in Net Assets ..................       (420,159)     (1,585,413)
Net Assets--Beginning of Period ....................      4,662,191       6,247,604
----------------------------------------------------  -------------   -------------
Net Assets--End of Period ..........................  $   4,242,032   $   4,662,191
====================================================  =============   =============

The accompanying notes are an integral part of these financial statements.

                                     FSA-49

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------




---------------------------------------------------- ------------------------------
                                                          EQ/AllianceBernstein
                                                              Intermediate
                                                               Government
                                                               Securities
                                                     ------------------------------
                                                          2006            2005
---------------------------------------------------- -------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................   $   85,876   $   70,798
 Net realized gain (loss) on investments ...........      (21,786)     (64,665)
 Change in unrealized appreciation
   (depreciation) of investments ...................       (4,427)     142,783
----------------------------------------------------   ----------   ----------
Net increase (decrease) in net assets from
 operations ........................................       59,663      148,916
----------------------------------------------------   ----------   ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........      768,142    1,253,878
   Transfers between funds and guaranteed
    interest account, net ..........................     (323,349)    (338,467)
   Transfers for contract benefits and
    terminations ...................................     (475,549)  (9,959,936)
   Contract maintenance charges ....................       (3,667)     (17,851)
----------------------------------------------------   ----------   ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................      (34,423)  (9,062,376)
----------------------------------------------------   ----------   ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........           --       (3,139)
----------------------------------------------------   ----------   ----------
Increase (Decrease) in Net Assets ..................       25,240   (8,916,599)
Net Assets--Beginning of Period ....................    2,717,076   11,633,675
----------------------------------------------------   ----------   ----------
Net Assets--End of Period ..........................   $2,742,316   $2,717,076
====================================================   ==========   ==========



---------------------------------------------------- ------------------------------- ---------------------------
                                                          EQ/AllianceBernstein          EQ/AllianceBernstein
                                                              International               Large Cap Growth
                                                     ------------------------------- ---------------------------
                                                           2006            2005           2006          2005
---------------------------------------------------- --------------- --------------- ------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................... $   176,561     $   156,212      $        --   $        --
 Net realized gain (loss) on investments ...........   3,678,774       1,406,093           61,248       (30,229)
 Change in unrealized appreciation
   (depreciation) of investments ...................     761,795         990,072          (71,981)      124,789
---------------------------------------------------- -----------     -----------      -----------   -----------
Net increase (decrease) in net assets from
 operations ........................................   4,617,130       2,552,377          (10,733)       94,560
---------------------------------------------------- -----------     -----------      -----------   -----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   4,665,381       3,480,506           98,177        23,512
   Transfers between funds and guaranteed
    interest account, net ..........................    (736,366)       (123,175)         (26,697)       (2,314)
   Transfers for contract benefits and
    terminations ...................................  (3,101,592)     (4,159,876)        (201,290)     (587,333)
   Contract maintenance charges ....................     (30,593)        (33,653)          (3,567)       (7,753)
---------------------------------------------------- -----------     -----------      -----------   -----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     796,830        (836,198)        (133,377)     (573,888)
---------------------------------------------------- -----------     -----------      -----------   -----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --          (6,607)              --        (2,214)
---------------------------------------------------- -----------     -----------      -----------   -----------
Increase (Decrease) in Net Assets ..................   5,413,960       1,709,572         (144,110)     (481,542)
Net Assets--Beginning of Period ....................  19,777,492      18,067,920          417,441       898,983
---------------------------------------------------- -----------     -----------      -----------   -----------
Net Assets--End of Period .......................... $25,191,452     $19,777,492      $   273,331   $   417,441
==================================================== ===========     ===========      ===========   ===========

The accompanying notes are an integral part of these financial statements.

                                     FSA-50

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------




---------------------------------------------------- ---------------------------- ---------------------------
                                                                                     EQ/AllianceBernstein
                                                         EQ/AllianceBernstein              Small Cap
                                                             Quality Bond                   Growth
                                                     ---------------------------- ---------------------------
                                                          2006          2005           2006          2005
---------------------------------------------------- ------------- -------------- ------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................... $  22,325       $   43,578   $    (534)     $     (666)
 Net realized gain (loss) on investments ...........   (12,546)          10,089     181,264         237,961
 Change in unrealized appreciation
   (depreciation) of investments ...................    15,242          (20,890)    (86,981)       (110,402)
---------------------------------------------------- ----------      ----------   ----------     ----------
Net increase (decrease) in net assets from
 operations ........................................    25,021           32,777      93,749         126,893
---------------------------------------------------- ----------      ----------   ----------     ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   117,714          139,843      28,147         157,892
   Transfers between funds and guaranteed
    interest account, net ..........................   (48,086)        (129,654)     25,357         (80,030)
   Transfers for contract benefits and
    terminations ...................................  (600,138)        (651,427)   (218,434)       (606,411)
   Contract maintenance charges ....................    (6,575)         (11,385)     (9,166)        (12,097)
---------------------------------------------------- ----------      ----------   ----------     ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................  (537,085)        (652,623)   (174,096)       (540,646)
---------------------------------------------------- ----------      ----------   ----------     ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........        --           (2,843)         --          (3,480)
---------------------------------------------------- ----------      ----------   ----------     ----------
Increase (Decrease) in Net Assets ..................  (512,064)        (622,689)    (80,347)       (417,233)
Net Assets--Beginning of Period .................... 1,063,247        1,685,936   1,063,059       1,480,292
---------------------------------------------------- ----------      ----------   ----------     ----------
Net Assets--End of Period .......................... $ 551,183       $1,063,247   $ 982,712      $1,063,059
==================================================== ==========      ==========   ==========     ==========



---------------------------------------------------- --------------------------------
                                                           EQ/AllianceBernstein
                                                                  Value
                                                     --------------------------------
                                                           2006            2005
---------------------------------------------------- --------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................... $    67,320     $    14,790
 Net realized gain (loss) on investments ...........     973,790       2,387,056
 Change in unrealized appreciation
   (depreciation) of investments ...................     835,051      (1,948,663)
---------------------------------------------------- -----------     -----------
Net increase (decrease) in net assets from
 operations ........................................   1,876,161         453,183
---------------------------------------------------- -----------     -----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   2,441,926       1,827,146
   Transfers between funds and guaranteed
    interest account, net ..........................    (396,077)        (63,718)
   Transfers for contract benefits and
    terminations ...................................  (1,400,650)    (12,752,144)
   Contract maintenance charges ....................      (7,643)        (24,068)
---------------------------------------------------- -----------     -----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     637,556     (11,012,784)
---------------------------------------------------- -----------     -----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --          (3,588)
---------------------------------------------------- -----------     -----------
Increase (Decrease) in Net Assets ..................   2,513,717     (10,563,189)
Net Assets--Beginning of Period ....................   8,924,161      19,487,350
---------------------------------------------------- -----------     -----------
Net Assets--End of Period .......................... $11,437,878     $ 8,924,161
==================================================== ===========     ===========

The accompanying notes are an integral part of these financial statements.

                                     FSA-51

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------




---------------------------------------------------- --------------------------- ------------------------
                                                             EQ/Calvert
                                                              Socially                  EQ/Capital
                                                             Responsible             Guardian Growth
                                                     --------------------------- ------------------------
                                                          2006          2005         2006         2005
---------------------------------------------------- ------------- ------------- ------------ -----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $  (14,873)   $  (12,491)   $       34   $     85
 Net realized gain (loss) on investments ...........     111,143        55,524         5,583        696
 Change in unrealized appreciation
   (depreciation) of investments ...................     (44,738)       42,893        (3,762)     1,139
----------------------------------------------------  ----------    ----------    ----------   --------
Net increase (decrease) in net assets from
 operations ........................................      51,532        85,926         1,855      1,920
----------------------------------------------------  ----------    ----------    ----------   --------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........     451,826       355,940         1,529      1,143
   Transfers between funds and guaranteed
    interest account, net ..........................     (74,650)      (91,166)         (948)        --
   Transfers for contract benefits and
    terminations ...................................    (238,570)     (127,052)      (20,236)      (110)
   Contract maintenance charges ....................         (40)          (34)         (325)      (438)
----------------------------------------------------  ----------    ----------    ----------   --------
Net increase (decrease) in net assets from
 contractowners transactions .......................     138,566       137,688       (19,980)       595
----------------------------------------------------  ----------    ----------    ----------   --------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --        (1,335)           --     (1,891)
----------------------------------------------------  ----------    ----------    ----------   --------
Increase (Decrease) in Net Assets ..................     190,098       222,279       (18,125)       624
Net Assets--Beginning of Period ....................   1,232,546     1,010,267        39,828     39,204
----------------------------------------------------  ----------    ----------    ----------   --------
Net Assets--End of Period ..........................  $1,422,644    $1,232,546    $   21,703   $ 39,828
====================================================  ==========    ==========    ==========   ========



---------------------------------------------------- -----------------------------
                                                               EQ/Capital
                                                               Guardian
                                                             International
                                                     -----------------------------
                                                          2006           2005
---------------------------------------------------- -------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................   $   14,578     $   11,262
 Net realized gain (loss) on investments ...........      332,761         75,025
 Change in unrealized appreciation
   (depreciation) of investments ...................      140,164        172,630
----------------------------------------------------   ----------     ----------
Net increase (decrease) in net assets from
 operations ........................................      487,503        258,917
----------------------------------------------------   ----------     ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........    1,502,737        983,006
   Transfers between funds and guaranteed
    interest account, net ..........................       77,553        (31,441)
   Transfers for contract benefits and
    terminations ...................................     (303,083)      (287,805)
   Contract maintenance charges ....................       (1,693)        (1,685)
----------------------------------------------------   ----------     ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................    1,275,514        662,075
----------------------------------------------------   ----------     ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........           --         (1,695)
----------------------------------------------------   ----------     ----------
Increase (Decrease) in Net Assets ..................    1,763,017        919,297
Net Assets--Beginning of Period ....................    2,038,972      1,119,675
----------------------------------------------------   ----------     ----------
Net Assets--End of Period ..........................   $3,801,989     $2,038,972
====================================================   ==========     ==========

The accompanying notes are an integral part of these financial statements.

                                     FSA-52

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------




---------------------------------------------------- ----------------------------- ----------------------------
                                                              EQ/Capital                    EQ/Capital
                                                               Guardian                      Guardian
                                                               Research                    U.S. Equity
                                                     ----------------------------- ----------------------------
                                                           2006           2005          2006          2005
---------------------------------------------------- --------------- ------------- ------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $     (28,319)  $  (31,103)   $    5,711     $   (7,605)
 Net realized gain (loss) on investments ...........        398,049      323,083       159,860        216,382
 Change in unrealized appreciation
   (depreciation) of investments ...................        330,747          (92)       (8,500)      (126,240)
----------------------------------------------------  -------------   ----------    ----------     ----------
Net increase (decrease) in net assets from
 operations ........................................        700,477      291,888       157,071         82,537
----------------------------------------------------  -------------   ----------    ----------     ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........      1,082,307    1,056,040       564,091        504,017
   Transfers between funds and guaranteed
    interest account, net ..........................       (174,174)    (436,485)      (72,311)      (194,056)
   Transfers for contract benefits and
    terminations ...................................     (1,054,613)    (968,544)     (180,158)      (461,278)
   Contract maintenance charges ....................         (3,454)      (5,229)         (494)        (1,855)
----------------------------------------------------  -------------   ----------    ----------     ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................       (149,934)    (354,218)      311,128       (153,172)
----------------------------------------------------  -------------   ----------    ----------     ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........             --       (1,953)           --         (1,718)
----------------------------------------------------  -------------   ----------    ----------     ----------
Increase (Decrease) in Net Assets ..................        550,543      (64,283)      468,199        (72,353)
Net Assets--Beginning of Period ....................      6,397,663    6,461,946     1,640,911      1,713,264
----------------------------------------------------  -------------   ----------    ----------     ----------
Net Assets--End of Period ..........................  $   6,948,206   $6,397,663    $2,109,110     $1,640,911
====================================================  =============   ==========    ==========     ==========



---------------------------------------------------- -------------------------------
                                                              EQ/Equity 500
                                                                  Index
                                                     -------------------------------
                                                           2006            2005
---------------------------------------------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................... $   165,253     $    98,073
 Net realized gain (loss) on investments ...........   1,411,137         295,543
 Change in unrealized appreciation
   (depreciation) of investments ...................   1,198,932         315,903
---------------------------------------------------- -----------     -----------
Net increase (decrease) in net assets from
 operations ........................................   2,775,322         709,519
---------------------------------------------------- -----------     -----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   3,706,509       4,064,829
   Transfers between funds and guaranteed
    interest account, net ..........................  (1,175,212)     (1,238,277)
   Transfers for contract benefits and
    terminations ...................................  (2,270,726)     (4,558,163)
   Contract maintenance charges ....................     (46,287)        (56,362)
---------------------------------------------------- -----------     -----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     214,284      (1,787,973)
---------------------------------------------------- -----------     -----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --         (15,138)
---------------------------------------------------- -----------     -----------
Increase (Decrease) in Net Assets ..................   2,989,606      (1,093,592)
Net Assets--Beginning of Period ....................  19,310,157      20,403,749
---------------------------------------------------- -----------     -----------
Net Assets--End of Period .......................... $22,299,763     $19,310,157
==================================================== ===========     ===========

The accompanying notes are an integral part of these financial statements.

                                     FSA-53

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------



---------------------------------------------------- ------------------------ ---------------------------
                                                           EQ/Evergreen                  EQ/FI
                                                              Omega                     Mid Cap
                                                     ------------------------ ---------------------------
                                                         2006        2005          2006          2005
---------------------------------------------------- ----------- ------------ ------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $  1,816    $       19   $    10,538   $    50,185
 Net realized gain (loss) on investments ...........     7,764         7,892         6,508       143,384
 Change in unrealized appreciation
   (depreciation) of investments ...................    (3,306)       (7,906)       26,838      (153,775)
----------------------------------------------------  --------    ----------   -----------   -----------
Net increase (decrease) in net assets from
 operations ........................................     6,274             5        43,884        39,794
----------------------------------------------------  --------    ----------   -----------   -----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........        81         1,762       145,618        22,537
   Transfers between funds and guaranteed
    interest account, net ..........................    96,801        (9,918)      (34,343)      247,644
   Transfers for contract benefits and
    terminations ...................................      (116)      (51,643)     (290,967)     (463,512)
   Contract maintenance charges ....................       (70)         (489)       (3,739)       (6,407)
----------------------------------------------------  --------    ----------   -----------   -----------
Net increase (decrease) in net assets from
 contractowners transactions .......................    96,696       (60,288)     (183,431)     (199,738)
----------------------------------------------------  --------    ----------   -----------   -----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........        --        (1,318)           --        (1,890)
----------------------------------------------------  --------    ----------   -----------   -----------
Increase (Decrease) in Net Assets ..................   102,970       (61,601)     (139,547)     (161,834)
Net Assets--Beginning of Period ....................       398        61,999       496,394       658,228
----------------------------------------------------  --------    ----------   -----------   -----------
Net Assets--End of Period ..........................  $103,368    $      398   $   356,847   $   496,394
====================================================  ========    ==========   ===========   ===========



---------------------------------------------------- -------------------------------
                                                                  EQ/FI
                                                                   Mid
                                                                Cap Value
                                                     -------------------------------
                                                           2006            2005
---------------------------------------------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................... $   (78,955)    $   375,976
 Net realized gain (loss) on investments ...........   1,266,674         847,992
 Change in unrealized appreciation
   (depreciation) of investments ...................     (14,755)       (252,126)
---------------------------------------------------- -----------     -----------
Net increase (decrease) in net assets from
 operations ........................................   1,172,964         971,842
---------------------------------------------------- -----------     -----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   2,172,154       3,494,069
   Transfers between funds and guaranteed
    interest account, net ..........................  (1,095,299)        252,636
   Transfers for contract benefits and
    terminations ...................................  (2,110,909)     (1,160,794)
   Contract maintenance charges ....................      (6,010)         (8,105)
---------------------------------------------------- -----------     -----------
Net increase (decrease) in net assets from
 contractowners transactions .......................  (1,040,064)      2,577,806
---------------------------------------------------- -----------     -----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --          (2,543)
---------------------------------------------------- -----------     -----------
Increase (Decrease) in Net Assets ..................     132,900       3,547,105
Net Assets--Beginning of Period ....................  10,921,267       7,374,162
---------------------------------------------------- -----------     -----------
Net Assets--End of Period .......................... $11,054,167     $10,921,267
==================================================== ===========     ===========

The accompanying notes are an integral part of these financial statements.

                                     FSA-54

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------



----------------------------------------------------   ---------------   -------------------------   ---------------------------
                                                           EQ/GAMCO              EQ/Janus                    EQ/JPMorgan
                                                        Small Company            Large Cap                      Value
                                                            Value                 Growth                    Opportunities
                                                       ---------------   -------------------------   ---------------------------
                                                             2006            2006          2005          2006           2005
----------------------------------------------------   ---------------   -----------   -----------   ------------   ------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................      $  1,260        $      --     $       3     $  16,188      $   5,556
 Net realized gain (loss) on investments ...........         8,676            7,171        17,367        17,760           (449)
 Change in unrealized appreciation (depreciation)
   of investments ..................................         2,700           (7,161)       (3,833)       34,702          8,306
----------------------------------------------------      --------        ---------     ---------     ---------      ---------
Net increase (decrease) in net assets from
 operations ........................................        12,636               10        13,537        68,650         13,413
----------------------------------------------------      --------        ---------     ---------     ---------      ---------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........       128,828           29,987          (147)        3,292         70,747
   Transfers between funds and guaranteed
    interest account, net ..........................        34,254          136,067            --        24,000            (55)
   Transfers for contract benefits and
    terminations ...................................          (119)         (20,645)      (86,396)      (52,785)       (79,014)
   Contract maintenance charges ....................            --           (1,739)       (1,686)       (3,745)        (3,739)
----------------------------------------------------      --------        ---------     ---------     ---------      ---------
Net increase (decrease) in net assets from
 contractowners transactions .......................       162,963          143,670       (88,229)      (29,238)       (12,061)
----------------------------------------------------      --------        ---------     ---------     ---------      ---------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........            --               --        (1,070)           --         (1,891)
----------------------------------------------------      --------        ---------     ---------     ---------      ---------
Increase (Decrease) in Net Assets ..................       175,599          143,680       (75,762)       39,412           (539)
Net Assets--Beginning of Period ....................            --          106,045       181,807       359,843        360,382
----------------------------------------------------      --------        ---------     ---------     ---------      ---------
Net Assets--End of Period ..........................      $175,599        $ 249,725     $ 106,045     $ 399,255      $ 359,843
====================================================      ========        =========     =========     =========      =========

The accompanying notes are an integral part of these financial statements.

                                     FSA-55

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------



---------------------------------------------------- -------------------------- ---------------------------
                                                                                        EQ/Mercury
                                                             EQ/Marsico                 Basic Value
                                                               Focus                      Equity
                                                     -------------------------- ---------------------------
                                                          2006         2005          2006          2005
---------------------------------------------------- ------------- ------------ ------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $     4,205   $      --    $    12,301  $   8,978
 Net realized gain (loss) on investments ...........       72,804      71,473         34,054    218,148
 Change in unrealized appreciation
   (depreciation) of investments ...................      (46,979)      1,198         42,202   (229,283)
----------------------------------------------------  -----------   ---------    -----------  ----------
Net increase (decrease) in net assets from
 operations ........................................       30,030      72,671         88,557     (2,157)
----------------------------------------------------  -----------   ---------    -----------  ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........       33,681      18,262         17,000     86,624
   Transfers between funds and guaranteed
    interest account, net ..........................      (99,614)    278,350         12,000   (173,486)
   Transfers for contract benefits and
    terminations ...................................     (166,682)    (86,229)      (171,000)  (698,829)
   Contract maintenance charges ....................       (5,109)     (6,014)        (4,614)    (8,996)
----------------------------------------------------  -----------   ---------    -----------  ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     (237,724)    204,369       (146,614)  (794,687)
----------------------------------------------------  -----------   ---------    -----------  ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........            1      (2,105)             1     (2,635)
----------------------------------------------------  -----------   ---------    -----------  ----------
Increase (Decrease) in Net Assets ..................     (207,693)    274,935        (58,056)  (799,479)
Net Assets--Beginning of Period ....................      675,850     400,915        460,745  1,260,224
----------------------------------------------------  -----------   ---------    -----------  ----------
Net Assets--End of Period ..........................  $   468,157   $ 675,850    $   402,689  $ 460,745
====================================================  ===========   =========    ===========  ==========



---------------------------------------------------- ---------------------------
                                                             EQ/Mercury
                                                            International
                                                                Value
                                                     ---------------------------
                                                          2006          2005
---------------------------------------------------- ------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $    12,877   $     8,595
 Net realized gain (loss) on investments ...........      106,042        39,933
 Change in unrealized appreciation
   (depreciation) of investments ...................       (3,238)        7,161
----------------------------------------------------  -----------   -----------
Net increase (decrease) in net assets from
 operations ........................................      115,681        55,689
----------------------------------------------------  -----------   -----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........        5,508       166,234
   Transfers between funds and guaranteed
    interest account, net ..........................       14,601       150,738
   Transfers for contract benefits and
    terminations ...................................     (248,280)     (131,717)
   Contract maintenance charges ....................       (4,871)       (4,042)
----------------------------------------------------  -----------   -----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     (233,042)      181,213
----------------------------------------------------  -----------   -----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........            3        (1,954)
----------------------------------------------------  -----------   -----------
Increase (Decrease) in Net Assets ..................     (117,358)      234,948
Net Assets--Beginning of Period ....................      518,081       283,133
----------------------------------------------------  -----------   -----------
Net Assets--End of Period ..........................  $   400,723   $   518,081
====================================================  ===========   ===========

The accompanying notes are an integral part of these financial statements.

                                     FSA-56

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------



---------------------------------------------------- -----------------------------
                                                                EQ/MFS
                                                               Emerging
                                                                Growth
                                                               Companies
                                                     -----------------------------
                                                          2006           2005
---------------------------------------------------- ------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $  (26,997)   $     (22,193)
 Net realized gain (loss) on investments ...........     225,206          176,117
 Change in unrealized appreciation
   (depreciation) of investments ...................       6,752           59,588
----------------------------------------------------  ----------    -------------
Net increase (decrease) in net assets from
 operations ........................................     204,961          213,512
----------------------------------------------------  ----------    -------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........     763,337          847,611
   Transfers between funds and guaranteed
    interest account, net ..........................    (189,824)        (141,222)
   Transfers for contract benefits and
    terminations ...................................    (540,668)      (1,300,744)
   Contract maintenance charges ....................      (6,765)         (10,227)
----------------------------------------------------  ----------    -------------
Net increase (decrease) in net assets from
 contractowners transactions .......................      26,080         (604,582)
----------------------------------------------------  ----------    -------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --           (1,707)
----------------------------------------------------  ----------    -------------
Increase (Decrease) in Net Assets ..................     231,041         (392,777)
Net Assets--Beginning of Period ....................   2,915,400        3,308,177
----------------------------------------------------  ----------    -------------
Net Assets--End of Period ..........................  $3,146,441    $   2,915,400
====================================================  ==========    =============



---------------------------------------------------- ------------------------- ---------------------------
                                                              EQ/MFS
                                                             Investors                  EQ/Money
                                                               Trust                     Market
                                                     ------------------------- ---------------------------
                                                         2006         2005          2006          2005
---------------------------------------------------- ------------ ------------ ------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $      746   $      476   $   33,258   $  41,502
 Net realized gain (loss) on investments ...........         557       (2,217)      (5,060)     (2,714)
 Change in unrealized appreciation
   (depreciation) of investments ...................       9,052        9,001        5,077       1,205
----------------------------------------------------  ----------   ----------   ----------   ----------
Net increase (decrease) in net assets from
 operations ........................................      10,355        7,260       33,275      39,993
----------------------------------------------------  ----------   ----------   ----------   ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........      12,125        1,191      554,292      94,914
   Transfers between funds and guaranteed
    interest account, net ..........................          --       49,240      410,828     (39,366)
   Transfers for contract benefits and
    terminations ...................................     (30,000)     (13,645)    (664,796)   (721,036)
   Contract maintenance charges ....................        (905)        (932)      (7,310)    (13,680)
----------------------------------------------------  ----------   ----------   ----------   ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     (18,780)      35,854      293,014    (679,168)
----------------------------------------------------  ----------   ----------   ----------   ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --       (1,436)          --      (2,069)
----------------------------------------------------  ----------   ----------   ----------   ----------
Increase (Decrease) in Net Assets ..................      (8,425)      41,678      326,289    (641,244)
Net Assets--Beginning of Period ....................      97,219       55,541      969,002   1,610,246
----------------------------------------------------  ----------   ----------   ----------   ----------
Net Assets--End of Period ..........................  $   88,794   $   97,219   $1,295,291   $ 969,002
====================================================  ==========   ==========   ==========   ==========

The accompanying notes are an integral part of these financial statements.

                                     FSA-57

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
                                                                                                        EQ/Small
                                                        EQ/PIMCO          EQ/Small Cap                  Company
                                                      Real Return            Value                       Index
                                                     ------------- -------------------------- ----------------------------
                                                          2006         2006          2005          2006           2005
---------------------------------------------------- ------------- ------------ ------------- -------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................   $  2,740    $ 31,578      $   35,459     $   12,475    $      452
 Net realized gain (loss) on investments ...........        989      55,490         125,170        358,672       401,984
 Change in unrealized appreciation
   (depreciation) of investments ...................     (3,572)     14,374        (117,326)       198,332      (301,838)
----------------------------------------------------   --------    --------      ----------     ----------    ----------
Net increase (decrease) in net assets from
 operations ........................................        157     101,442          43,303        569,479       100,598
----------------------------------------------------   --------    --------      ----------     ----------    ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........     79,078       5,213          54,411      1,666,967       982,369
   Transfers between funds and guaranteed
    interest account, net ..........................      4,169     (36,713)        150,935        (98,211)     (509,150)
   Transfers for contract benefits and
    terminations ...................................       (100)   (215,411)       (333,946)      (436,885)     (246,050)
   Contract maintenance charges ....................         --      (6,214)         (8,668)            --            --
----------------------------------------------------   --------    --------      ----------     ----------    ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     83,147    (253,125)       (137,268)     1,131,871       227,169
----------------------------------------------------   --------    --------      ----------     ----------    ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........         --          --          (2,909)            --            --
----------------------------------------------------   --------    --------      ----------     ----------    ----------
Increase (Decrease) in Net Assets ..................     83,304    (151,683)        (96,874)     1,701,350       327,767
Net Assets--Beginning of Period ....................         --     748,834         845,708      3,205,966     2,878,199
----------------------------------------------------   --------    --------      ----------     ----------    ----------
Net Assets--End of Period ..........................   $ 83,304    $597,151      $  748,834     $4,907,316    $3,205,966
====================================================   ========    ========      ==========     ==========    ==========

The accompanying notes are an integral part of these financial statements.

                                     FSA-58

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Concluded)
     For the Years Ended December 31,
--------------------------------------------------------------------------------



---------------------------------------------------- ---------------------------
                                                            EQ/Van Kampen
                                                          Emerging Markets
                                                               Equity
                                                     ---------------------------
                                                          2006          2005
---------------------------------------------------- ------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $    3,223    $    2,339
 Net realized gain (loss) on investments ...........     283,360        81,555
 Change in unrealized appreciation
   (depreciation) of investments ...................      11,208        55,663
----------------------------------------------------  ----------    ----------
Net increase (decrease) in net assets from
 operations ........................................     297,791       139,557
----------------------------------------------------  ----------    ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........     387,097        13,269
   Transfers between funds and guaranteed
    interest account, net ..........................     420,817        96,365
   Transfers for contract benefits and
    terminations ...................................    (247,042)     (109,149)
   Contract maintenance charges ....................      (5,579)       (4,827)
----------------------------------------------------  ----------    ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     555,293        (4,342)
----------------------------------------------------  ----------    ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --        (3,329)
----------------------------------------------------  ----------    ----------
Increase (Decrease) in Net Assets ..................     853,084       131,886
Net Assets--Beginning of Period ....................     516,491       384,605
----------------------------------------------------  ----------    ----------
Net Assets--End of Period ..........................  $1,369,575    $  516,491
====================================================  ==========    ==========

The accompanying notes are an integral part of these financial statements.

                                     FSA-59

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements
     December 31, 2006
--------------------------------------------------------------------------------

1. Organization

   Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled), and 66 (collectively, the Funds or Accounts) of AXA Equitable Life Insurance Company ("AXA Equitable"), a subsidiary of AXA Financial, Inc., were established and maintained in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of AXA Equitable. These financial statements reflect the total net assets and results of operations for Separate Account Nos. 13, 10, 4, 3 and 66. Annuity contracts issued by AXA Equitable are Momentum Strategy, Retirement Investment Account ("RIA"), Members Retirement Program ("MRP"), American Dental Association Members Retirement Program ("ADA") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Institutional reflects investments in Funds by group annuity contracts issued by AXA Equitable. Assets of the Plans and Institutional are invested in a number of investment Funds (available Funds vary by Plan).

   Separate Account No. 66 consists of 31 investment options. The Account invests in shares of mutual funds of EQ Advisors Trust ("EQAT") and AXA Premier VIP Trust ("VIP") (collectively "The Trusts"). The Trusts are open-end diversified management companies that sell shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio of the Trusts has separate investment objectives. These financial statements and notes are those of the Account.

   The contractowners invest in Separate Account Nos. 13, 10, 4, 3 and 66 under the following respective names:

   Momentum Strategy

   Separate Account No. 13   The AllianceBernstein Bond Fund(9)
   Separate Account No. 10   The AllianceBernstein Balanced Fund(10)
   Separate Account No. 4    The AllianceBernstein Growth Equity Fund(11)
   Separate Account No. 3    The AllianceBernstein Mid Cap Growth Fund(12)

   RIA

   Separate Account No. 13   The AllianceBernstein Bond Fund(9)
   Separate Account No. 10   The AllianceBernstein Balanced Fund(10)
   Separate Account No. 4    The AllianceBernstein Common Stock Fund(13)
   Separate Account No. 3    The AllianceBernstein Mid Cap Growth Fund(12)

                                     FSA-60

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

1. Organization (Continued)


   Separate Account No. 66:   AXA Premier VIP High Yield          EQ/Capital Guardian Research
                              AXA Premier VIP Technology          EQ/Capital Guardian U.S. Equity
                              EQ/AllianceBernstein Growth         EQ/Equity 500 Index
                               and Income(1)                      EQ/Evergreen Omega
                              EQ/AllianceBernstein Intermediate   EQ/FI Mid Cap
                               Government Securities(2)           EQ/FI Mid Cap Value(14)
                              EQ/AllianceBernstein                EQ/Janus Large Cap Growth
                               International(3)                   EQ/JPMorgan Value
                              EQ/AllianceBernstein Large Cap       Opportunities
                               Growth(4)                          EQ/Marsico Focus
                              EQ/AllianceBernstein Quality        EQ/Mercury Basic Value Equity
                               Bond(5)                            EQ/Mercury International Value
                              EQ/AllianceBernstein Small Cap      EQ/MFS Emerging Growth
                               Growth(6)                           Companies
                              EQ/AllianceBernstein Value(7)       EQ/MFS Investors Trust
                              EQ/Calvert Socially Responsible     EQ/Money Market
                              EQ/Capital Guardian Growth          EQ/Small Cap Value(8)
                              EQ/Capital Guardian International   EQ/Van Kampen Emerging
                                                                    Markets Equity

   MRP

   Separate Account No. 10    The AllianceBernstein Balanced
                               Fund(10)
   Separate Account No. 4     The AllianceBernstein Growth
                               Equity Fund(11)
   Separate Account No. 3     The AllianceBernstein Mid Cap
                               Growth Fund(12)
   Separate Account No. 66:   AXA Premier VIP Technology          EQ/Equity 500 Index
                              EQ/AllianceBernstein Intermediate   EQ/FI Mid Cap Value(14)
                               Government Securities(2)           EQ/GAMCO Small Company
                              EQ/AllianceBernstein                 Value
                               International(3)                   EQ/MFS Emerging Growth
                              EQ/AllianceBernstein Value(7)        Companies
                              EQ/Calvert Socially Responsible     EQ/PIMCO Real Return
                              EQ/Capital Guardian International   EQ/Small Company Index
                              EQ/Capital Guardian Research        EQ/Van Kampen Emerging
                              EQ/Capital Guardian U.S. Equity      Markets Equity

   ADA

   Separate Account No. 4   The Growth Equity Fund

   EPP

   Separate Account No. 10   The AllianceBernstein Balanced
                              Fund(10)

                                     FSA-61

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

1. Organization (Concluded)


   Separate Account No. 4   The AllianceBernstein Common
                             Stock Fund(13)

   Institutional

   Separate Account No. 13   Intermediate Duration Bond Account
   Separate Account No. 10   Strategic Balanced Management Account
   Separate Account No. 4    Growth Stock Account
   Separate Account No. 3    Mid Cap Growth Stock Account

-----------
(1)   Formerly known as EQ/Alliance Growth and Income.
(2)   Formerly known as EQ/Alliance Intermediate Government Securities.
(3)   Formerly known as EQ/Alliance International.
(4)   Formerly known as EQ/Alliance Premier Growth.
(5)   Formerly known as EQ/Alliance Quality Bond.
(6)   Formerly known as EQ/Alliance Small Cap Growth.
(7)   Formerly known as EQ/Bernstein Diversified Value.
(8)   Formerly known as EQ/Lazard Small Cap Value.
(9)   Formerly known as The Alliance Bond Fund.
(10)  Formerly known as The Alliance Balanced Fund.
(11)  Formerly known as The Alliance Growth Equity Fund.
(12)  Formerly known as The Alliance Mid Cap Growth Fund.
(13)  Formerly known as The Alliance Common Stock Fund.
(14)  Formerly known as EQ/FI Small/Mid Cap Value.

   Under applicable insurance law, the assets and liabilities of the Accounts are clearly identified and distinguished from AXA Equitable's other assets and liabilities. The assets of the Accounts are the property of AXA Equitable. However, the portion of the Accounts' assets attributable to the contracts will not be chargeable with liabilities arising out of any other business AXA Equitable may conduct. The excess of assets over reserves and other contract liabilities, if any, in Separate Account Nos. 4 and 66 may be transferred to AXA Equitable's General Account. AXA Equitable's General Account is subject to creditor rights.

   The amount retained by AXA Equitable in Separate Account Nos. 4 and 66 arises principally from (1) contributions from AXA Equitable, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by AXA Equitable are not subject to charges for expense risks.


2. Significant Accounting Policies

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

   Investment securities for Separate Account Nos. 13, 10, 4 and 3 are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depositary Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.


                                     FSA-62

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

2. Significant Accounting Policies (Continued)

   Forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term (i.e., maturing in more than a year) publicly traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where AXA Equitable and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by AXA Equitable's investment officers.

   Short-term debt securities purchased directly by the AXA Equitable Funds which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

   The value of the investments in Separate Account No. 66 held in the Trusts is calculated by multiplying the number of shares held in each Portfolio by the net asset value per share of that Portfolio determined as of the close of business each day. The net asset value is determined by the Trusts using the market or fair value of the underlying assets of the Portfolio less liabilities. For Separate Account No. 66, realized gains and losses include
   (1) gains and losses on redemptions of Trust shares (determined on the identified cost basis) and (2) Trust distributions representing the net realized gains on Trust investment transactions. Dividends and distributions of capital gains of the Trusts are automatically reinvested on the ex-dividend date.

   Security transactions are recorded on the trade date. Amortized cost of debt securities where applicable are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

   Separate Account No. 10 may enter into forward currency contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign security holdings.

   Forward contracts are agreements to buy or sell a foreign currency for a set price in the future. During the period the forward contracts are open, changes in the value of the contract are recognized as unrealized gains or losses


                                     FSA-63

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

2. Significant Accounting Policies (Concluded)

   by "marking-to-market" on a daily basis to reflect the market value of the contract at the end of each trading day. The realized gain or loss arising from the difference between the original contracts and the closing of such contracts is included in realized gains or losses from foreign currency transactions. The use of forward transactions involves the risk of imperfect correlation in movements in the price of forward contracts, interest rates and the underlying hedged assets.

   Forward contracts involve elements of both market and credit risk in excess of the amounts reflected in the Statement of Assets and Liabilities. The contract amounts of these forward contracts reflect the extent of the Fund's exposure to off-balance sheet risk. The Fund bears the market risk that arises from any changes in security values. Forward contracts are entered into directly with the counterparty and not through an exchange and can be terminated only by agreement of both parties to the contract. There is no daily margin settlement and the Fund is exposed to the risk of default by the counterparty.

   At December 31, 2006, Separate Account No. 10 had no outstanding forward currency contracts to buy/sell foreign currencies.

   Net assets allocated to contracts in the payout period are computed according to various mortality tables, depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contractholder, as long as the contract has not been discontinued. AXA Equitable retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contractholder elects to discontinue the contract.

   Amounts due to/from the General Account or receivable/payable for policy related transactions represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.

   Payments received from contractowners represent participant contributions under the contracts (excluding amounts allocated to the guaranteed interest option, reflected in the General Account). The amount allocated to the guaranteed interest option earns interest at the current guaranteed interest rate which is an annual effective rate.

   The operations of the Account are included in the federal income tax return of AXA Equitable, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to contracts participating in the Funds by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable is expected to affect the unit value of the contracts participating in the Account. Accordingly, no provision for federal income taxes is required. However, AXA Equitable retains the right to charge for any federal income tax incurred which is applicable to the Account if the law is changed.


3. Purchases and Sales on Investments

   The cost of purchases and proceeds from sales of investments for the year ended December 31, 2006 were as follows for Separate Account No. 66:


                                     FSA-64

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

3. Purchases and Sales on Investments (Concluded)


                                                                    Purchases      Sales
                                                                  ------------ ------------
AXA Premier VIP High Yield ......................................  $  193,212   $  868,054
AXA Premier VIP Technology ......................................     673,905      563,097
EQ/AllianceBernstein Growth & Income ............................   1,155,737    2,076,265
EQ/AllianceBernstein Intermediate Government Securities .........     807,544      756,220
EQ/AllianceBernstein International ..............................   6,824,574    4,173,005
EQ/AllianceBernstein Large Cap Growth ...........................     104,293      237,671
EQ/AllianceBernstein Quality Bond ...............................     144,467      659,361
EQ/AllianceBernstein Small Cap Growth ...........................     184,970      278,072
EQ/AllianceBernstein Value ......................................   2,910,343    1,582,976
EQ/Calvert Socially Responsible .................................     487,523      348,679
EQ/Capital Guardian Growth ......................................       1,569       21,515
EQ/Capital Guardian International ...............................   1,924,971      438,190
EQ/Capital Guardian Research ....................................   1,112,146    1,290,497
EQ/Capital Guardian U.S. Equity .................................     667,061      231,178
EQ/Equity 500 Index .............................................   3,912,629    2,921,782
EQ/Evergreen Omega ..............................................     106,646          395
EQ/FI Mid Cap ...................................................     313,779      477,516
EQ/FI Mid Cap Value .............................................   2,744,935    2,921,217
EQ/GAMCO Small Company Value ....................................     209,254       37,752
EQ/Janus Large Cap Growth .......................................     166,250       23,358
EQ/JPMorgan Value Opportunities .................................      52,852       55,980
EQ/Marsico Focus ................................................     460,934      686,721
EQ/Mercury Basic Value Equity ...................................     103,479      219,933
EQ/Mercury International Value ..................................      49,540      255,346
EQ/MFS Emerging Growth Companies ................................     674,196      675,469
EQ/MFS Investors Trust ..........................................      12,871       30,905
EQ/Money Market .................................................   1,217,518      891,383
EQ/PIMCO Real Return ............................................     142,781       56,894
EQ/Small Cap Value ..............................................     242,631      425,691
EQ/Small Company Index ..........................................   1,999,720      657,382
EQ/Van Kampen Emerging Markets Equity ...........................   1,107,995      451,144

   Investment Security Transactions

   For the year ended December 31, 2006, investment security transactions, excluding short-term debt securities, were as follows for Separate Account Nos. 13, 10, 4 and 3:

                                            Purchases                      Sales
                                  ----------------------------- ----------------------------
                                      Stocks          U.S.          Stocks          U.S.
                                     and Debt      Government      and Debt      Government
               Fund                 Securities    and Agencies    Securities    and Agencies
--------------------------------- -------------- -------------- -------------- -------------
Separate Account No. 13 ......... $25,431,563    $25,586,151    $27,374,609    $29,988,998
Separate Account No. 10 .........  79,389,599      7,005,917     83,724,723      8,619,436
Separate Account No. 4 .......... 362,865,589             --    481,975,342             --
Separate Account No. 3 .......... 130,951,265             --    146,537,923             --

4. Related Party Transactions

   In Separate Account No. 66 the assets in each variable investment option are invested in shares of a

                                     FSA-65

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

4. Related Party Transactions (Concluded)

   corresponding mutual fund portfolio of the Trusts. Shares are offered by the Trusts at net asset value. Shares in which the variable investment options are invested are in either one of two classes. Both classes are subject to fees for investment management and advisory services and other Trust expenses. One class of shares ("Class A shares") is not subject to distribution fees imposed pursuant to a distribution plan. The other class of shares ("Class B shares") is subject to distribution fees imposed under a distribution plan (herein, the "Rule 12b-1 Plans") adopted by the Trusts. The Rule 12b-1 Plans provide that the Trusts, on behalf of each Portfolio, may charge annually up to 0.25% of the average daily net assets of a Portfolio attributable to its Class B shares in respect of activities primarily intended to result in the sale of the Class B shares. These fees are reflected in the net asset value of the shares.

   AXA Equitable serves as investment manager of the Trusts and as such receives management fees for services performed in its capacity as investment manager of the Trusts. AXA Equitable oversees the activities of the investment advisors with respect to the Trusts and is responsible for retaining or discontinuing the services of those advisors. Fees generally vary depending on net asset levels of individual portfolios and range for EQAT and VIP from a low of 0.25% to a high of 1.20% of average daily net assets. AXA Equitable as investment manager pays expenses for providing investment advisory services to the Portfolios, including the fees of the Advisors of each Portfolio. In addition, AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC, affiliates of AXA Equitable, may also receive distribution fees under Rule 12b-1 Plans as described above.

   AllianceBernstein L.P. (formerly Alliance Capital Management L.P. ("AllianceBernstein")) serves as an investment advisor for the EQ/AllianceBernstein Portfolios; EQ/Equity 500 Index and Separate Accounts 13, 10, 4 and 3; as well as a portion of AXA Premier VIP High Yield and EQ/Money Market. AllianceBernstein is a publicly traded limited partnership which is indirectly majority-owned by AXA Equitable and AXA Financial, Inc. (parent to AXA Equitable).

   AXA Advisors is an affiliate of AXA Equitable, and a distributor and principal underwriter of the contracts and the Account. AXA Advisors is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

   The contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network, LLC ("AXA Network") or its subsidiaries (affiliates of AXA Equitable). AXA Advisors receives commissions and other service-related payments under its distribution agreement with AXA Equitable and its networking agreement with AXA Network.

   AXA Equitable, AllianceBernstein, and AXA Advisors seek to obtain the best price and execution of all orders placed for the portfolios of the Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, AXA Equitable, AllianceBernstein, and AXA Advisors may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the AXA Equitable Funds' portfolio transactions.

   At December 31, 2006, interests of retirement and investment plans for employees, managers and agents of AXA Equitable in Separate Account Nos. 4 and 3 aggregated $161,435,539 (27.0%) and $61,901,819 (63.8%), respectively, of the net assets in these Funds.


                                     FSA-66

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

5. Asset Charges

   Charges and fees relating to the Funds are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts which participate in the Funds. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment.

   Momentum Strategy

   Fees with respect to the Momentum Strategy contracts are as follows:

   Daily Separate Account Charge:

   On a daily basis a charge at an annual rate of 1.25% for Separate Account 4, 10 and 13, 1.40% for Separate Account 3 (maximum charge is 1.40%); is deducted from the net assets attributable to the Momentum Strategy units. This fee is to cover expense risk, mortality risk, other charges and operating expenses of the contract.

   Administrative Fees:

   Participant Administrative Charge -- At the end of each calendar quarter, a maximum record maintenance and report fee of $3.75 ($15.00 per year) is either deducted from the Participant Retirement Account Value or billed to the employer. No charge is assessed if average account value is at least $20,000. Additionally, the Participant Retirement Account Value is assessed for the fee if the charge is not paid by the employer or the plan has less than 10 participants in the contract.

   Plan Recordkeeping Service Charge with Checkwriting -- Employers electing plan recordkeeping with checkwriting services are subject to a charge of $25 per check. These amounts are withdrawn from the Participant Retirement Account Value before withdrawal.

   Loan Charge -- A loan set up charge of $25 is made at the time the loan is set up. This is a one time charge per active loan. Quarterly loan recordkeeping charge is $6 per outstanding loan. Charge is deducted from the Participant Retirement Account Value.

   Contingent Withdrawal Charge -- Certain withdrawals are subject to defined contingent withdrawal charges. The maximum charge is 6% of the total plan assets withdrawn. Charge is deducted from the Participant Retirement Account Value in addition to the amount withdrawn.

   State Premium and other applicable taxes -- charge for state premium and other applicable taxes deducted is designed to approximate certain taxes that may be imposed. When applicable, this amount is deducted from contributions. Generally, the charge is deducted from the amount applied to provide an annuity payout option.

   Operating and Expense Charges:

   In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as reductions of unit value.

   RIA

   Charges and fees relating to the Funds are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts which participate in the Funds. Depending upon the terms of a contract, sales-related



                                     FSA-67

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

5. Asset Charges (Continued)

   fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the Retirement Investment Account (RIA) contracts are as follows:

   Investment Management Fee:

   An annual fee of 0.50% of the net assets attributable to RIA units is assessed for the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds. These fees are reflected as a reduction of the RIA Unit Value.

   Administrative Fees:

   Contracts investing in the Funds are subject to certain administrative expenses according to contract terms. Depending upon the terms of a contract, fees are paid (i) by a reduction of an appropriate number of Fund units or
   (ii) by a direct payment. These fees may include:

   Ongoing Operations Fee -- An expense charge is made based on the combined net balances of each fund. Depending upon when the employer adopted RIA, the monthly rate ranges from 1/12 of 1.25% to 1/12 of 0.50% or from 1/12 of 1.25% to 1/12 of 0.25%. Depending upon the terms of a contract, fees are paid (i) by a reduction of an appropriate number of Fund units or (ii) by a direct payment.

   Participant Recordkeeping Services Charge -- Employers electing RIA's optional Participant Recordkeeping Services are subject to an annual charge of $25 per employee-participant under the employer plan. Depending upon the terms of a contract, fees are paid (i) by a reduction of an appropriate number of Fund units or (ii) by a direct payment.

   Contingent Withdrawal Charge -- Certain withdrawals are subject to defined contingent withdrawal charges. The maximum charge is 6% of the total plan assets withdrawn and is deducted as a liquidation of fund units.

   Loan Fee -- A loan fee equal to 1% of the amount withdrawn as loan principal is deducted on the date the plan loan is made.

   Operating and Expense Charges:

   In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as reductions of unit value.

   MRP

   Charges and fees relating to the Funds paid to AXA Equitable are deducted in accordance with the terms of the various contracts which participate in the Funds. With respect to the Members Retirement Program these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fees. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the Members Retirement Program contracts are as follows:

   The below discusses expenses related to Separate Accounts Nos. 3, 4, 10 and
   66:


                                     FSA-68

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

5. Asset Charges (Continued)

   o Program Expense Charge--An expense charge is made at an effective annual rate of 1.00% of the combined value of all investment options maintained under the contract with AXA Equitable and is deducted monthly.

   o Investment Management Fees--An expense charge is made daily at an effective annual rate of 0.50% of the net assets of the AllianceBernstein Growth Equity and AllianceBernstein Balanced Funds and an effective annual rate of 0.65% for the AllianceBernstein Mid Cap Growth Fund.

   o Direct Operating and Other Expenses--In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as a reduction of the unit value.

   o A record maintenance and report fee of $3.75 is deducted quarterly as a liquidation of fund units.

   ADA

   Charges and fees relating to the Funds are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid
   (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the American Dental Association Members Retirement Program are as follows:

   Investment Management and Administration Fees (Investment Management Fees):

   AXA Equitable receives a fee based on the value of the Growth Equity Fund at a monthly rate of 1/12 of (i) 0.29 of 1% of the first $100 million and (ii)
   0.20 of 1% of the excess over $100 million of its ADA Program assets.

   An Administrative fee is charged at a daily rate of 0.15% of average daily net assets.

   Operating and Expense Charges:

   Program Expense Charge -- In the years prior to May 1, 2006 the expense charge was made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate 1/12 of 0.635 of 1% for all asset levels.

   Effective May 1, 2006 an expense charge is made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate of 1/12 of 0.633%.

   A portion of the Program Expense Charge assessed by AXA Equitable is made on behalf of the ADA and is equal to a monthly rate of 1/12 of 0.01 of 1% for all asset levels.

   Other Expenses -- In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.


                                     FSA-69

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

5. Asset Charges (Continued)

   EPP

   Charges and fees relating to the Funds are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts, which participate in the Funds. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the Equi-Pen-Plus Master Plan and Retirement Trust are as follows:

   Investment Management Fee:

   An annual fee of 0.25% of the total plan and trust net assets held in each Separate Account is deducted daily. This fee is reflected as reduction in EPP unit value.

   Administrative Fees:

   Ongoing Operations Fee -- An expense charge is made based on each client's combined balance of Master Plan and Trust net assets in the Separate and Fixed Income Accounts at a monthly rate of 1/12 of (i) 1% of the first $500,000, (ii) 0.75% of the next $500,000 and (iii) 0.50% of the excess over $1,000,000.

   Participant Recordkeeping Services Charge -- Employers electing Equi-Pen-Plus's optional Participant Recordkeeping Services are subject to an annual charge of $25 per employee-participant under the employer plan.

   Withdrawal Charge -- A charge is applied if the client terminates plan participation in the Master Retirement Trust and if the client transfers assets to another funding agency before the fifth anniversary of the date AXA Equitable accepts the participation agreement. The redemption charge is generally paid via a liquidation of units held in the fund and will be based on the following schedule:


 For Termination Occurring In:        Withdrawal Charge:
------------------------------- ------------------------------
      Years 1 and 2 ........... 3% of all Master Trust assets
      Years 3 and 4 ........... 2% of all Master Trust assets
      Year 5 .................. 1% of all Master Trust assets
      After Year 5 ............    No Withdrawal Charge

   Operating and Expense Charges:

   In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include custody, audit and printing of reports. These charges and fees are reflected as reduction of unit value.

   Institutional

   Asset Management Fees

   Asset management fees are charged to clients investing in the Separate Accounts. The fees are based on the prior month-end net asset value (as defined) of each client's aggregate interest in AXA Equitable's Separate Accounts, and are determined monthly. Clients can either pay the fee directly by remittance to the Separate Account or via liquidation of units held in the Separate Accounts. The fees are calculated for each client in accordance with the schedule set forth below:


                                     FSA-70

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

5. Asset Charges (Concluded)


    Each Client's Aggregate Interest     Annual Rate
--------------------------------------- -------------
      Minimum Fee ..................... $5,000
      First $2 million.................  0.85 of 1%
      Next $3 million..................  0.60 of 1%
      Next $5 million..................  0.40 of 1%
      Next $15 million.................  0.30 of 1%
      Next $75 million.................  0.25 of 1%
      Excess over $100 million.........  0.20 of 1%

   There is an additional charge made to clients utilizing AXA Equitable's Active Investment Management Service (AIMS). The service is optional and delegates to AllianceBernstein the responsibility for actively managing the client's assets among AXA Equitable's Separate Accounts. In the event that the client chooses this service, the additional fee is based on the combined net asset value of the client's assets in the Separate Accounts. Clients electing this service either pay the fee directly by remittance to the Separate Account or via liquidation of units held in the Separate Account. The charge is assessed on a monthly basis at the annual rates shown below:


  Client's Aggregate Interest    Annual Rate
------------------------------- ------------
      Minimum Fee ............. $2,500
      First $5 million......... 0.100%
      Next $5 million.......... 0.075%
      Next $5 million.......... 0.050%
      Over $15 million......... 0.025%

   Asset management fees, asset allocation fees and AIMS fees are paid to AXA Equitable.

   Administrative Fees

   Certain client contracts provide for a fee for administrative services to be paid directly to AXA Equitable. This administrative fee is calculated according to the terms of the specific contract and is generally paid via a liquidation of units held in the funds in which the contract invests. Certain of these client contracts provide for administrative fees to be paid through a liquidation of units from a Short-term liquidity account. The payment of the fee for administrative services has no effect on other separate account clients or the unit values of the separate accounts.

   Operating and Expense Charges

   In addition to the charges and fees mentioned above, the Separate Accounts are charged for certain costs and expenses directly related to their operations. These charges may include custody and audit fees, and result in reduction of Separate Account unit values.

   Administrative fees paid through a liquidation of units in Separate Account No. 66 are shown in the Statements of Changes in Net Assets as Contract maintenance charges. The aggregate of all other fees are included in Asset-based charges in the Statements of Operations. Asset-based charges are comprised of accounting and administration fees.


                                     FSA-71

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

6. Changes in Units Outstanding

   Accumulation units issued and redeemed during the year ended December 31, were (in thousands):

   Separate Account Nos. 13, 10, 4 and 3:



                                                          Alliance-         Alliance-
                                                          Bernstein         Bernstein
                                                          Bond Fund       Balanced Fund
                                                       --------------- --------------------
                                                        2006    2005      2006       2005
                                                       ------ -------- ---------- ---------
Momentum Strategy
Issued ...............................................    2        1        7         10
Redeemed .............................................   --      (--)     (12)        (8)
                                                         --      ---      ---        ----
Net Increase (Decrease) ..............................    2        1       (5)         2
                                                         --      ---      ----       ----



                                                            Alliance-           Alliance-
                                                        Bernstein Growth    Bernstein Mid Cap
                                                           Equity Fund         Growth Fund
                                                       ------------------- -------------------
                                                          2006      2005      2006      2005
                                                       --------- --------- --------- ---------
Momentum Strategy
Issued ...............................................     1         1         2         4
Redeemed .............................................    (5)       (1)       (7)       (2)
                                                         ----      ----      ----      ----
Net Increase (Decrease) ..............................    (4)       --        (5)        2
                                                         ----      ----      ----      ----


                            Alliance-         Alliance-           Alliance-           Alliance-
                            Bernstein        Bernstein        Bernstein Common    Bernstein Mid Cap
                            Bond Fund       Balanced Fund         Stock Fund         Growth Fund
                         ---------------- ------------------ -------------------- ------------------
                            2006    2005    2006      2005      2006      2005       2006     2005
                         --------- ------ -------- --------- --------- ---------- --------- --------
RIA
Issued .................      --   --          3         6         1          2         2        2
Redeemed ...............      (1)  --        (15)     (135)       (6)       (11)       (8)     (13)
                            -----  --        ---      ----       ----       ----      ----     ---
Net (Decrease) .........      (1)  --         12      (129)       (5)        (9)       (6)     (11)
                            -----  --        ---      ----       ----     ------      ----     ---

   There were no significant unit issuance and redemption activities related to RIA for AllianceBernstein Bond Fund during the year 2006.



                                       Alliance-            Alliance-            Alliance-
                                       Bernstein        Bernstein Growth     Bernstein Mid Cap
                                     Balanced Fund         Equity Fund          Growth Fund
                                  ------------------- --------------------- -------------------
                                     2006      2005      2006       2005       2006      2005
                                  --------- --------- --------- ----------- --------- ---------
MRP
Issued ..........................     113       130       172         191       203       213
Redeemed ........................    (169)     (143)     (188)       (197)     (222)     (256)
                                     ----      ----      ----      -------     ----      ----
Net Increase (Decrease) .........     (56)      (13)      (16)         (6)      (19)      (43)
                                     ----      ----      ----      -------     ----      ----


                                               AllianceBernstein
                          AllianceBernstein         Common
                            Balanced Fund         Stock Fund
                         -------------------- -------------------
                            2006      2005       2006      2005
                         --------- ---------- --------- ---------
EPP
Issued .................       1          6        --         2
Redeemed ...............      (5)       (11)       (6)       (3)
                             ----     ------     -----      ----
Net (Decrease) .........      (4)        (5)       (6)       (1)
                             ----     ------     -----      ----


                                   The Growth Equity
                                         Fund
                                  -------------------
                                     2006      2005
ADA                               --------- ---------
Issued ..........................     141       156
Redeemed ........................    (249)     (214)
                                     ----      ----
Net Increase (Decrease) .........    (108)      (58)
                                     ----      ----

                                     FSA-72

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

6. Changes in Units Outstanding (Continued)

   Accumulation units issued and redeemed during the years ended December 31, were (in thousands):



                                                        Strategic
                                                        Balanced
                                  Immediate Duration    Management      Growth Stock       Mid Cap Growth
                                     Bond Account        Account          Account          Stock Account
                                  ------------------- ------------- ------------------- -------------------
                                     2006      2005    2006   2005    2006      2005       2006      2005
Institutional                     --------- --------- ------ ------ -------- ---------- --------- ---------
Issued ..........................       1         1     --     --          8       51         1         1
Redeemed ........................      (2)       (1)    --     --        (19)     (11)       (1)       (1)
                                      ----      ----    --     --        ---      ---        ---       ---
Net Increase (Decrease) .........      (1)       --     --     --        (11)      (6)        --        --
                                      ----      ----    --     --        ---      ---       ----       ---

   Accumulation units issued and redeemed during the years ended December 31, were (in thousands):

   Separate Account No. 66



                                                            AXA
                                                          Premier          EQ/Alliance-
                                    AXA Premier VIP         VIP              Bernstein
                                      High Yield         Technology      Growth and Income
                                  ------------------- ----------------- -------------------
                                     2006      2005     2006     2005      2006      2005
                                  --------- --------- -------- -------- --------- ---------
RIA
Net Issued ......................      --        1         --       --        2         2
Net Redeemed ....................      (4)      (1)        --       --       (5)       (8)
                                     -----     ----        --       --      ----      ----
Net Increase (Decrease) .........      (4)      --         --       --       (3)       (6)
                                     -----     ----        --       --      ----      ----
MRP
Net Issued ......................      --       --         63       74       --        --
Net Redeemed ....................      --       --        (53)     (41)      --        --
                                     ----      ----       ---      ---     ----      ----
Net Increase (Decrease) .........      --       --         10       33       --        --
                                     ----      ----       ---      ---     ----      ----



                                     EQ/Alliance-
                                      Bernstein
                                     Intermediate       EQ/Alliance-         EQ/Alliance-         EQ/Alliance-
                                      Government          Bernstein           Bernstein             Bernstein
                                      Securities        International      Large Cap Growth       Quality Bond
                                  ------------------ -------------------- ------------------- -------------------
                                     2006     2005       2006      2005      2006      2005      2006      2005
                                  --------- -------- ----------- -------- --------- --------- --------- ---------
RIA
Net Issued ......................     --         1           3        3         1        --         1         1
Net Redeemed ....................     1        (53)         (5)     (14)       (3)       (8)       (3)       (4)
                                    -----      ---         ----     ---       ----     -----      ----      ----
Net Increase (Decrease) .........    (1)       (52)         (2)     (11)       (2)       (8)       (2)       (3)
                                    -----      ---         ----     ---       ----     -----      ----      ----
MRP
Net Issued ......................    77         78         265      194        --        --        --        --
Net Redeemed ....................   (67)       (27)       (217)    (145)       --        --        --        --
                                    -----      ---      ------     ----       ----      ----      ----      ----
Net Increase (Decrease) .........    10         51          48       49        --        --        --        --
                                    -----      ---      ------     ----       ----      ----      ----      ----


                                     FSA-73

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

6. Changes in Units Outstanding (Continued)


                                     EQ/Alliance-         EQ/Alliance-        EQ/Calvert       EQ/Capital
                                       Bernstein           Bernstein           Socially         Guardian
                                   Small Cap Growth          Value            Responsible        Growth
                                  ------------------- -------------------- ----------------- ---------------
                                     2006      2005       2006      2005     2006     2005      2006    2005
                                  --------- --------- ----------- -------- -------- -------- --------- -----
RIA
Net Issued ......................       1         1         --         1       --       --        --     --
Net Redeemed ....................      (2)       (4)        (1)      (95)      --       --        (1)    --
                                      ----      ----      -----      ---       --       --      -----    --
Net Increase (Decrease) .........      (1)       (3)        (1)      (94)      --       --        (1)    --
                                      ----      ----      -----      ---       --       --      -----    --
MRP
Net Issued ......................      --        --         204      139       66       48        --     --
Net Redeemed ....................      --        --        (143)     (87)     (53)     (27)       --     --
                                     ----       ----     ------      ---      ---      ---      ----     --
Net Increase (Decrease) .........      --        --          61       52       13       21        --     --
                                     ----       ----     ------      ---      ---      ---      ----     --

   Accumulation units issued and redeemed during the years ended December 31, were (in thousands):



                                     EQ/Capital          EQ/Capital          EQ/Capital
                                      Guardian            Guardian            Guardian            EQ/Equity
                                    International         Research           U.S. Equity          500 Index
                                  ----------------- --------------------- ----------------- ----------------------
                                    2006     2005       2006       2005     2006     2005       2006       2005
                                  -------- -------- ----------- --------- -------- -------- ----------- ----------
RIA
Net Issued ......................      1       --          1          1         --       --         1          1
Net Redeemed ....................     --       --         (1)        (5)        --       --        (2)       (10)
                                     ---      ---        ---        ----       ---      ---      -----       ----
Net Increase (Decrease) .........      1       --         --         (4)        --       --        (1)        (9)
                                     ---      ---        ---        ----       ---      ---      -----       ----
MRP
Net Issued ......................    167       96         66         66         43       41       416        433
Net Redeemed ....................    (67)     (27)       (75)       (60)       (21)     (32)     (340)      (323)
                                     ---      ---        ---        ----       ---      ---      -----       ----
Net Increase (Decrease) .........    100       69         (9)         6         22        9        76        110
                                     ---      ---        ---        ----       ---      ---      -----       ----


                                                                                                EQ/
                                                                                               GAMCO
                                                                               EQ/FI           Small
                                    EQ/Evergreen          EQ/FI                 Mid           Company   EQ/Janus Large
                                       Omega             Mid Cap             Cap Value         Value      Cap Growth
                                  ---------------- ------------------- --------------------- --------- ----------------
                                   2006     2005      2006      2005       2006       2005      2006    2006     2005
                                  ------ --------- --------- --------- ----------- --------- --------- ------ ---------
RIA
Net Issued ......................    1        --         1         2          1         1        --        2        --
Net Redeemed ....................   --        (1)       (2)       (4)        (2)       (1)       --       --        (1)
                                    --      -----      ----      ----       ----      ----       --       --      -----
Net Increase (Decrease) .........    1        (1)       (1)       (2)        (1)       --        --        2        (1)
                                    --      -----      ----      ----       ----      ----       --       --      -----
MRP
Net Issued ......................   --        --        --        --        161       293        20       --        --
Net Redeemed ....................   --        --        --        --       (213)      (91)       (4)      --        --
                                    --      ----      ----      ----      ------     -----      ----      --      ----
Net Increase (Decrease) .........   --        --        --        --        (52)      202        16       --        --
                                    --      ----      ----      ----      ------     -----      ----      --      ----



                                     FSA-74

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

6. Changes in Units Outstanding (Concluded)



                                    EQ/JPMorgan                           EQ/Mercury      EQ/Mercury
                                       Value           EQ/Marsico        Basic Value     International
                                   Opportunities          Focus             Equity           Value
                                  ---------------- ------------------- ---------------- ---------------
                                   2006     2005      2006      2005    2006     2005      2006    2005
                                  ------ --------- --------- --------- ------ --------- --------- -----
RIA
Net Issued ...................... --         1         2         2     --         1        --       2
Net Redeemed .................... --        (1)       (3)       (1)    --        (6)       (2)     --
                                  --       ----      ----      ----    --       ----     -----     --
Net Increase (Decrease) ......... --        --        (1)        1     --        (5)       (2)      2
                                  --       ----       ----      ---    --       ----     -----     --
MRP
Net Issued ...................... --        --        --        --     --        --        --      --
Net Redeemed .................... --        --        --        --     --        --        --      --
                                  --       ----      ----      ----    --       ----      ----     --
Net Increase (Decrease) ......... --        --        --        --     --        --        --      --
                                  --       ----      ----      ----    --       ----      ----     --

   Accumulation units issued and redeemed during the years ended December 31, were (in thousands):



                                     EQ/MFS Emerging          EQ/MFS           EQ/Money         EQ/PIMCO
                                     Growth Companies    Investors Trust        Market         Real Return
                                  ---------------------- ---------------- ------------------- ------------
                                      2006       2005     2006     2005      2006      2005       2006
                                  ----------- ---------- ------ --------- --------- --------- ------------
RIA
Net Issued ......................         1          3     --         1         7         1         --
Net Redeemed ....................        (2)       (10)    --        (1)       (5)       (6)        --
                                        ----      ----     --       ----      ----      ----        --
Net Increase (Decrease) .........        (1)        (7)    --        --         2        (5)        --
                                        ----      ----     --       ----       ---       ----       --
MRP
Net Issued ......................       152        140     --        --        --        --         14
Net Redeemed ....................      (140)       (68)    --        --        --        --         (6)
                                     ------       ----     --       ----      ----      ----       ----
Net Increase (Decrease) .........        12         72     --        --        --        --          8
                                     ------      -----     --       ----      ----      ----       ----


                                                                         EQ/Van Kampen
                                     EQ/Small Cap         EQ/Small      Emerging Markets
                                         Value          Company Index        Equity
                                  ------------------- ----------------- ----------------
                                     2006      2005     2006     2005      2006     2005
                                  --------- --------- -------- -------- ---------- -----
RIA
Net Issued ......................      --         2       --       --         1    --
Net Redeemed ....................      (1)       (2)      --       --        (1)   --
                                     -----      ----     ---      ---       ----  ---
Net Increase (Decrease) .........      (1)       --       --       --         --   --
                                     -----     ----      ---      ---      -----  ---
MRP
Net Issued ......................      --        --      152       89        45    --
Net Redeemed ....................      --        --      (77)     (71)       (3)   --
                                     ----      ----      ---      ---      -----  ---
Net Increase (Decrease) .........      --        --       75       18        42    --
                                     ----      ----      ---      ---      -----  ---



                                     FSA-75

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values

   AXA Equitable issues a number of registered group annuity contracts that allow employer plan assets to accumulate on a tax-deferred basis. The contracts are typically designed for employers wishing to fund defined benefit, defined contribution and/or 401(k) plans. Annuity contracts available through AXA Equitable are the Retirement Investment Account ("RIA"), Momentum Strategy, Momentum Select and Momentum Solutions ("Momentum series of contracts"), Members Retirement Program ("MRP"), American Dental Association Members Retirement Program ("ADA") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Assets of the Plans are invested in a number of investment Funds (available Funds vary by Plan).

   Institutional units presented on the Statement of Assets and Liabilities reflect investments in the Funds by clients other than contractholders of group annuity contracts issued by AXA Equitable. Institutional unit values are determined at the end of each business day. Institutional unit values reflect the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (RIA, MRP, ADA, Momentum series of contracts and EPP) reflect the same investment results as the Institutional unit values presented on the Statement of Assets and Liabilities. In addition, contract unit values reflect certain investment management and accounting fees, which vary by contract. These fees are charged as a percentage of net assets and are disclosed below for the Plans contracts in percentage terms.

   Certain investment options are charged administrative expenses as a percentage of average net assets (.05% annualized for RIA, 1.00% annualized for MRP). These exclude the effect of the underlying fund portfolios and charges made directly to Contractowner accounts through redemption of units. Under RIA contracts certain investment options may not be charged for Asset-based charges. Amounts appearing as Asset-based charges in the Statements of Operations for these investment options are the result of other contracts investing in Separate Account No. 66.

   Shown below is accumulation unit value information for units outstanding of Separate Accounts 13, 10, 4, 3 and 66 for the periods indicated.

                                               2006         2005         2004         2003         2002
                                           ------------ ------------ ------------ ------------ ------------
Separate Account No. 13
AllianceBernstein Bond Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ................ $ 138.91     $ 135.11     $ 134.74     $ 132.03     $ 127.31
Net Assets (000's) ....................... $    274     $     82     $     63     $    445     $    788
Number of units outstanding, end of period
 (000's) .................................        2            1           --            3            6
Total Return** ...........................     2.81%        0.27%        2.05%        3.70%        5.38%
AllianceBernstein Bond Fund
RIA, 0.50%*
Unit Value, end of period ................ $  83.09     $  80.20     $  79.38     $  77.20     $  73.91
Net Assets (000's) ....................... $     38     $     75     $     67     $     89     $    193
Number of units outstanding, end of period
 (000's) .................................       --            1            1            1            3
Total Return** ...........................     3.60%        1.03%        2.82%        4.45%        5.81%

                                     FSA-76

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                 2006             2005             2004             2003             2002
                                           ---------------- ---------------- ---------------- ---------------- ----------------
Intermediate Duration Bond Account
Institutional
Unit Value, end of period ................  $  8,849.00      $  8,499.67      $  8,371.02      $  8,099.71      $  7,715.79
Net Assets (000's) .......................  $    17,700      $    25,032      $    24,811      $   122,079      $   159,285
Number of units outstanding, end of period
 (000's) .................................            2                3                3               15              21
Total Return** ...........................         4.11%            1.54%            3.35%            4.98%           6.34%
Separate Account No. 10
AllianceBernstein Balanced Fund
RIA, 0.50%*
Unit Value, end of period ................  $    211.32      $    191.64      $    180.09      $    165.70      $    141.24
Net Assets (000's) .......................  $     9,979      $    11,497      $    33,959      $    39,883      $    40,233
Number of units outstanding, end of period
 (000's) .................................           47               60              189              241             285
Total Return** ...........................        10.27%            6.06%            8.68%           17.32%          (8.14)%
AllianceBernstein Balanced Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ................  $    145.26      $    132.72      $    125.67      $    116.51      $     99.84
Net Assets (000's) .......................  $     2,711      $     3,093      $     2,654      $     2,412      $     2,580
Number of units outstanding, end of period
 (000's) .................................           19               23               21               21              26
Total Return** ...........................         9.45%            5.61%            7.86%           16.70%          (9.28)%
AllianceBernstein Balanced Fund
MRP, 1.50%*
Unit Value, end of period ................  $     51.64      $     47.30      $     44.93      $     41.83      $     36.08
Net Assets (000's) .......................  $    35,755      $    35,401      $    34,205      $    33,059      $    27,287
Number of units outstanding, end of period
 (000's) .................................          692              748              761              790             756
Total Return** ...........................         9.18%            5.27%            7.42%           15.94%          (9.38)%
AllianceBernstein Balanced Fund
EPP, 0.25%*
Unit Value, end of period ................  $    218.09      $    197.29      $    184.94      $    169.74      $    144.31
Net Assets (000's) .......................        1,921      $     2,550      $     3,356      $     7,494      $     6,468
Number of units outstanding, end of period
 (000's) .................................            9               13               18               44              45
Total Return** ...........................        10.54%            6.68%            8.95%           17.62%          (7.91)%
Strategic Balanced Management Account
Institutional
Unit Value, end of period ................  $ 22,510.85      $ 20,312.61      $ 18,994.07      $ 17,388.93      $ 14,747.26
Net Assets (000's) .......................  $     8,059      $     7,115      $     6,458      $     6,034      $     4,517
Number of units outstanding, end of period
 (000's) .................................           --               --               --               --              --
Total Return** ...........................        10.82%            6.94%            9.23%           17.91%          (7.68)%

                                     FSA-77

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                                                 2006            2005
                                                                           --------------- ---------------
Separate Account No. 4
AllianceBernstein Growth Equity Fund
ADA, 1.04%*
Unit Value, end of period ................................................ $   382.55       $   386.86
Net Assets (000's) ....................................................... $  249,237       $  293,966
Number of units outstanding, end of period
 (000's) .................................................................       652               759
Total Return** ...........................................................     (1.11)%           11.57%
The Growth Equity Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ................................................ $    99.86       $   101.21
Net Assets (000's) ....................................................... $       99       $      527
Number of units outstanding, end of period
 (000's) .................................................................         1                 5
Total Return** ...........................................................     (1.33)%           11.34%
AllianceBernstein Common Stock Fund
RIA, 0.50%*
Unit Value, end of period ................................................ $   775.88       $   780.43
Net Assets (000's) ....................................................... $   11,854       $   16,152
Number of units outstanding, end of period
 (000's) .................................................................        15                21
Total Return** ...........................................................     (0.58)%           12.17%
AllianceBernstein Growth Equity Fund
MRP, 1.50%*
Unit Value, end of period ................................................ $   312.73       $   317.72
Net Assets (000's) ....................................................... $   39,076       $   44,826
Number of units outstanding, end of period
 (000's) .................................................................       125               141
Total Return** ...........................................................     (1.57)%           10.97%
AllianceBernstein Common Stock Fund
EPP, 0.25%*
Unit Value, end of period ................................................ $   800.76       $   803.45
Net Assets (000's) ....................................................... $    9,730       $   14,152
Number of units outstanding, end of period
 (000's) .................................................................        12                18
Total Return** ...........................................................     (0.33)%           12.45%
Growth Stock Account
Institutional
Unit Value, end of period ................................................ $ 8,262.03       $ 8,269.13
Net Assets (000's) ....................................................... $  288,072       $  367,019
Number of units outstanding, end of period
 (000's) .................................................................        35                44
Total Return** ...........................................................     (0.09)%           12.73%



                                                                                 2004            2003           2002
                                                                           --------------- --------------- --------------
Separate Account No. 4
AllianceBernstein Growth Equity Fund
ADA, 1.04%*
Unit Value, end of period ................................................  $   346.74      $   302.18     $   223.26
Net Assets (000's) .......................................................  $  283,643      $  249,918     $  182,907
Number of units outstanding, end of period
 (000's) .................................................................         818             827           817
Total Return** ...........................................................       14.75%          35.05%       (27.87)%
The Growth Equity Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ................................................  $    90.90      $    79.38     $    58.54
Net Assets (000's) .......................................................  $      483      $      435     $      299
Number of units outstanding, end of period
 (000's) .................................................................           5               6             5
Total Return** ...........................................................       14.51%          35.60%       (29.16)%
AllianceBernstein Common Stock Fund
RIA, 0.50%*
Unit Value, end of period ................................................  $   695.74      $   602.90     $   443.82
Net Assets (000's) .......................................................  $   20,742      $   23,093     $   22,530
Number of units outstanding, end of period
 (000's) .................................................................          30              38            51
Total Return** ...........................................................       15.40%          35.84%       (27.42)%
AllianceBernstein Growth Equity Fund
MRP, 1.50%*
Unit Value, end of period ................................................  $   286.30      $   251.02     $   186.97
Net Assets (000's) .......................................................  $   42,051      $   38,426     $   28,750
Number of units outstanding, end of period
 (000's) .................................................................         147             153           154
Total Return** ...........................................................       14.05%          34.26%       (28.42)%
AllianceBernstein Common Stock Fund
EPP, 0.25%*
Unit Value, end of period ................................................  $   714.47      $   617.58     $   453.49
Net Assets (000's) .......................................................  $   13,886      $   13,987     $   11,356
Number of units outstanding, end of period
 (000's) .................................................................          19              23           25
Total Return** ...........................................................       15.69%          36.18%      (27.24)%
Growth Stock Account
Institutional
Unit Value, end of period ................................................  $ 7,335.03      $ 6,324.43     $ 4,632.41
Net Assets (000's) .......................................................  $  371,131      $  363,345     $  289,558
Number of units outstanding, end of period
 (000's) .................................................................          51              57            63
Total Return** ...........................................................       15.98%          36.53%       (27.05)%

                                     FSA-78

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                 2006             2005             2004             2003             2002
                                           ---------------- ---------------- ---------------- ---------------- ---------------
Separate Account No. 3
AllianceBernstein Mid Cap Growth Fund
Momentum Strategy, 1.40%*
Unit Value, end of period ................  $     96.14      $     95.47      $     89.89      $     75.69     $     45.97
Net Assets (000's) .......................  $       480      $       928      $       745      $       691     $       205
Number of units outstanding, end of period
 (000's) .................................            5               10                8                9               4
Total Return** ...........................         0.70%            6.20%           18.76%           64.65%         (30.26)%
AllianceBernstein Mid Cap Growth Fund
RIA, 0.50%*
Unit Value, end of period ................  $    264.84      $    260.60      $    243.18      $    202.90     $    120.44
Net Assets (000's) .......................  $     5,706      $     7,131      $     9,205      $    10,858     $     7,945
Number of units outstanding, end of period
 (000's) .................................           22               27               38               54              66
Total Return** ...........................         1.62%            7.16%           19.85%           68.47%         (29.44)%
AllianceBernstein Mid Cap Growth Fund
MRP, 1.66%*
Unit Value, end of period ................  $     55.94      $     55.68      $     52.60      $     44.47     $     26.74
Net Assets (000's) .......................  $    21,414      $    22,571      $    23,566      $    19,026     $    10,128
Number of units outstanding, end of period
 (000's) .................................          387              405              448              428             379
Total Return** ...........................         0.47%            5.86%           18.28%           66.31%         (30.53)%
Mid Cap Growth Stock Account
Institutional
Unit Value, end of period ................  $ 28,206.63      $ 27,618.80      $ 25,643.95      $ 21,289.52     $ 12,574.23
Net Assets (000's) .......................  $    69,134      $    80,757      $    88,036      $    78,856     $    52,724
Number of units outstanding, end of period
 (000's) .................................            2                3                3                4               4
Total Return** ...........................         2.13%            7.70%           20.45%           69.31%         (29.08)%
AllianceBernstein Mid Cap Growth Fund
EPP, 0.50%*
Unit Value, end of period ................  $    264.82      $    260.60      $    243.18      $    202.90     $    120.44
Net Assets (000's) .......................           --      $        --      $        30      $        25     $        35
Number of units outstanding, end of period
 (000's) .................................           --               --               --               --            --
Total Return** ...........................         1.63%            7.16%           19.85%           68.47%         (29.44)%



                                     FSA-79

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                              ----------------------------------------------------------------
                                                                  2006         2005         2004         2003         2002
                                                              ------------ ------------ ------------ ------------ ------------
Separate Account No. 66
AXA Premier VIP High Yield
 RIA, 0.05%
 Unit value, end of period .................................. $ 215.33     $ 195.49     $ 189.31     $ 173.86     $ 141.56
 Net Assets (000's) ......................................... $    458     $  1,099     $  1,098     $  1,196     $  1,179
 Number of units outstanding, end of period (000's) .........        2            6            6            7            8
 Total Return** .............................................    10.15%        3.26%        8.89%       22.82%       (2.75)%
AXA Premier VIP Technology (g)
 RIA 0.00%
 Unit value, end of period .................................. $ 130.71     $ 121.82     $ 109.49           --         --
 Net Assets (000's) ......................................... $    376     $    332     $    420           --         --
 Number of units outstanding, end of period (000's) .........        3            3            3           --         --
 Total Return** .............................................     7.30%       11.26%        9.49%          --         --
 MRP, 1.00%
 Unit value, end of period .................................. $  12.67     $  11.94     $  10.85           --         --
 Net Assets (000's) ......................................... $  2,017     $  1,761     $  1,255           --         --
 Number of units outstanding, end of period (000's) .........      157          147          115           --         --
 Total Return** .............................................     6.11%       10.05%        8.53%          --         --
EQ/AllianceBernstein Growth and Income
 RIA, 0.05%
 Unit value, end of period .................................. $ 422.46     $ 355.66     $ 336.45     $ 298.75     $ 228.60
 Net Assets (000's) ......................................... $  4,242     $  4,662     $  6,248     $  7,317     $  8,226
 Number of units outstanding, end of period (000's) .........       10           13           19           24           36
 Total Return** .............................................    18.78%        5.71%       12.62%       30.69%      (21.10)%
EQ/AllianceBernstein Intermediate Government
 Securities
 RIA, 0.05%
 Unit value, end of period .................................. $ 188.96     $ 182.87     $ 180.27     $ 176.49     $ 172.44
 Net Assets (000's) ......................................... $    347     $    462     $  9,879     $ 10,620     $ 10,317
 Number of units outstanding, end of period (000's) .........        2            3           55           60           60
 Total Return** .............................................     3.33%        1.44%        2.14%        2.35%        8.80%
 MRP, 1.00%
 Unit value, end of period .................................. $  10.44     $  10.23     $  10.22     $  10.16     $  10.09
 Net Assets (000's) ......................................... $  2,395     $  2,272     $  1,755     $  2,300     $    172
 Number of units outstanding, end of period (000's) .........      232          222          171          226           17
 Total Return** .............................................     2.05%        0.10%        0.63%        0.69%        0.90%

                                     FSA-80

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                              -----------------------------------------------------------------
                                                                  2006         2005         2004         2003          2002
                                                              ------------ ------------ ------------ ------------ -------------
EQ/AllianceBernstein International (d)
 RIA 0.05%
 Unit value, end of period ..................................  $ 207.19    $ 167.42     $ 144.93     $ 122.39       $  90.42
 Net Assets (000's) .........................................  $  3,399    $  3,005     $  4,155     $  4,885       $  4,765
 Number of units outstanding, end of period (000's) .........        16          18           29           40             53
 Total Return** .............................................     23.75%      15.52%       18.41%       35.36%         (9.96)%
 MRP 1.00%
 Unit value, end of period ..................................  $  23.73    $  19.36     $  16.95     $  14.48       $  10.84
 Net Assets (000's) .........................................  $ 21,792    $ 16,873     $ 13,912     $ 11,487       $  8,206
 Number of units outstanding, end of period (000's) .........       919         871          822          795            757
 Total Return** .............................................     22.57%      14.27%       17.03%       33.59%          8.40%
EQ/AllianceBernstein Large Cap Growth
 RIA 0.00%
 Unit value, end of period ..................................  $  74.14    $  74.54     $  64.86     $  59.84       $  48.57
 Net Assets (000's) .........................................  $    273    $    417     $    897     $  1,052       $  1,172
 Number of units outstanding, end of period (000's) .........         4           6           14           18             24
 Total Return** .............................................     (0.54)%     14.92%        8.44%       23.20%        (31.15)%
EQ/AllianceBernstein Quality Bond
 RIA 0.05%
 Unit value, end of period ..................................  $ 212.99    $ 204.72     $ 200.31     $ 192.69       $ 185.72
 Net Assets (000's) .........................................  $    551    $  1,063     $  1,686     $  2,470       $  3,188
 Number of units outstanding, end of period (000's) .........         3           5            8           13             17
 Total Return** .............................................      4.04%       2.20%        3.96%        3.75%          7.89%
EQ/AllianceBernstein Small Cap Growth(b)
 RIA 0.05%
 Unit value, end of period ..................................  $ 190.26    $ 174.22     $ 155.93     $ 136.53       $  96.68
 Net Assets (000's) .........................................  $    983    $  1,063     $  1,480     $  1,911       $  1,214
 Number of units outstanding, end of period (000's) .........         5           6            9           14             13
 Total Return** .............................................      9.21%      11.73%       14.21%       41.21%        (30.11)%
EQ/AllianceBernstein Value
 RIA 0.00%
 Unit value, end of period ..................................  $ 158.83    $ 130.84     $ 124.10     $ 109.39       $  84.97
 Net Assets (000's) .........................................  $    793    $    843     $ 12,366     $ 10,583       $  7,555
 Number of units outstanding, end of period (000's) .........         5           6          100           97             89
 Total Return** .............................................     21.39%       5.43%       13.44%       28.74%        (13.64)%
EQ/AllianceBernstein Value 1.00%
 MRP 1.00%
 Unit value, end of period ..................................  $  15.27    $  12.72     $  12.20     $  10.89       $   8.57
 Net Assets (000's) .........................................  $ 10,645    $  8,093     $  7,120     $  5,306       $  3,711
 Number of units outstanding, end of period (000's) .........       697         636          584          487            433
 Total Return** .............................................     20.05%       4.24%       12.02%       27.07%        (14.98)%

                                     FSA-81

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                               Years Ended December 31,
                                                              ---------------------------
                                                                   2006          2005
                                                              ------------- -------------
EQ/Calvert Socially Responsible
 RIA 0.00%
 Unit value, end of period ..................................   $  98.46      $  93.56
 Net Assets (000's) .........................................   $      2      $      3
 Number of units outstanding, end of period (000's) .........         --            --
 Total Return** .............................................       5.24%         8.73%
EQ/Calvert Socially Responsible 1.00%
 MRP 1.00%
 Unit value, end of period ..................................   $   8.48      $   8.14
 Net Assets (000's) .........................................   $  1,421      $  1,267
 Number of units outstanding, end of period (000's) .........        169           156
 Total Return** .............................................       4.18%         7.50%
EQ/Capital Guardian Growth
 RIA 0.00%
 Unit value, end of period ..................................   $  81.60      $  75.98
 Net Assets (000's) .........................................   $     22      $     40
 Number of units outstanding, end of period (000's) .........         --             1
 Total Return** .............................................       7.40%         5.10%
EQ/Capital Guardian International
 RIA 0.00%
 Unit value, end of period ..................................   $ 147.17      $ 123.42
 Net Assets (000's) .........................................   $    277      $    184
 Number of units outstanding, end of period (000's) .........          2             1
 Total Return** .............................................      19.24%        17.13%
EQ/Capital Guardian International 1.00%
 MRP 1.00% (g)
 Unit value, end of period ..................................   $  13.52      $  11.46
 Net Assets (000's) .........................................   $  3,525      $  1,834
 Number of units outstanding, end of period (000's) .........        260           160
 Total Return** .............................................      17.98%        15.76%
EQ/Capital Guardian Research
 RIA 0.00% (c)
 Unit value, end of period ..................................   $ 142.74      $ 127.38
 Net Assets (000's) .........................................   $    397      $    370
 Number of units outstanding, end of period (000's) .........          3             3
 Total Return** .............................................      12.06%         6.05%
 MRP 1.00% (e)
 Unit value, end of period ..................................   $  17.96      $  16.19
 Net Assets (000's) .........................................   $  6,551      $  6,001
 Number of units outstanding, end of period (000's) .........        362           371
 Total Return** .............................................      10.93%         4.85%



                                                                      Years Ended December 31,
                                                              -----------------------------------------
                                                                   2004          2003          2002
                                                              ------------- ------------- -------------
EQ/Calvert Socially Responsible
 RIA 0.00%
 Unit value, end of period ..................................   $  86.05      $  83.07      $   64.92
 Net Assets (000's) .........................................   $      1            --             --
 Number of units outstanding, end of period (000's) .........         --            --             --
 Total Return** .............................................       3.59%        27.96%        (26.45)%
EQ/Calvert Socially Responsible 1.00%
 MRP 1.00%
 Unit value, end of period ..................................   $   7.57      $   7.41      $    5.87
 Net Assets (000's) .........................................   $  1,008      $  7,735      $     332
 Number of units outstanding, end of period (000's) .........        135            99             57
 Total Return** .............................................       2.22%        26.24%        (27.58)%
EQ/Capital Guardian Growth
 RIA 0.00%
 Unit value, end of period ..................................   $  72.29      $  68.49      $   55.26
 Net Assets (000's) .........................................   $     38      $     47      $      96
 Number of units outstanding, end of period (000's) .........          1             1              2
 Total Return** .............................................       5.53%        23.95%        (26.34)%
EQ/Capital Guardian International
 RIA 0.00%
 Unit value, end of period ..................................   $ 105.37      $  92.75      $   69.94
 Net Assets (000's) .........................................   $    199      $    144      $      74
 Number of units outstanding, end of period (000's) .........          2             2              1
 Total Return** .............................................      13.61%        32.61%        (15.04)%
EQ/Capital Guardian International 1.00%
 MRP 1.00% (g)
 Unit value, end of period ..................................   $   9.90      $   8.82      $    6.74
 Net Assets (000's) .........................................   $    919      $    489      $     148
 Number of units outstanding, end of period (000's) .........         92            55             22
 Total Return** .............................................      12.23%        30.86%        (16.27)%
EQ/Capital Guardian Research
 RIA 0.00% (c)
 Unit value, end of period ..................................   $ 120.11      $ 108.30      $   82.36
 Net Assets (000's) .........................................   $    803      $    646      $     724
 Number of units outstanding, end of period (000's) .........          7             6              9
 Total Return** .............................................      10.90%        31.49%        (24.67)%
 MRP 1.00% (e)
 Unit value, end of period ..................................   $  15.44      $  14.10      $   10.87
 Net Assets (000's) .........................................   $  5,657      $  5,142      $   3,489
 Number of units outstanding, end of period (000's) .........        365           364            321
 Total Return** .............................................       9.53%        29.72%          8.70%

                                     FSA-82

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                              -----------------------------------------------------------------
                                                                  2006         2005         2004         2003          2002
                                                              ------------ ------------ ------------ ------------ -------------
EQ/Capital Guardian U.S. Equity (a)
 RIA 0.00%
 Unit value, end of period .................................. $ 136.11     $ 123.78     $ 116.82     $ 106.85       $  78.34
 Net Assets (000's) ......................................... $     43     $     38     $    302     $    362       $    244
 Number of units outstanding, end of period (000's) .........       --           --            3            3              3
 Total Return** .............................................     9.96%        5.96%        9.33%       36.39%        (23.67)%
 MRP 1.00% (c)
 Unit value, end of period .................................. $  15.05     $  13.84     $  13.21     $  12.24       $   9.09
 Net Assets (000's) ......................................... $  2,066     $  1,591     $  1,410     $    789       $    164
 Number of units outstanding, end of period (000's) .........      137          115          106           64             18
 Total Return** .............................................     8.74%        4.75%        7.92%       34.63%         (9.09)%
EQ/Equity 500 Index
 RIA 0.05%
 Unit value, end of period .................................. $ 365.64     $ 317.06     $ 303.09     $ 274.41       $ 214.26
 Net Assets (000's) ......................................... $  4,992     $  4,802     $  7,176     $ 10,817       $  8,827
 Number of units outstanding, end of period (000's) .........       14           15           24           25             41
 Total Return** .............................................    15.32%        4.61%       10.45%       28.07%        (22.23)%
EQ/Equity 500 Index 1.00%
 MRP 1.00%
 Unit value, end of period .................................. $   9.37     $   8.23     $   7.97     $   7.32       $   5.81
 Net Assets (000's) ......................................... $ 17,308     $ 14,545     $ 13,226     $  6,978       $  6,298
 Number of units outstanding, end of period (000's) .........    1,844        1,768        1,658        1,477          1,084
 Total Return** .............................................    13.85%        3.21%        8.90%       26.00%        (23.55)%
EQ/Evergreen Omega
 RIA 0.00%
 Unit value, end of period .................................. $  95.85     $  90.54     $  87.09     $  81.36       $  58.87
 Net Assets (000's) ......................................... $    103           --     $     60     $     55       $     43
 Number of units outstanding, end of period (000's) .........        1           --            1            1              1
 Total Return** .............................................     5.86%        3.96         7.04%       38.21%        (24.02)%
EQ/FI Mid Cap
 RIA 0.00%
 Unit value, end of period .................................. $ 140.14     $ 125.66     $ 118.14     $ 101.82       $  70.90
 Net Assets (000's) ......................................... $    357     $    496     $    657     $    598       $    269
 Number of units outstanding, end of period (000's) .........        3            4            6            6              4
 Total Return** .............................................    11.52%        6.37%       16.03%       43.61%        (18.47)%
EQ/FI Mid Cap Value
 RIA 0.00%
 Unit value, end of period .................................. $ 196.16     $ 174.40     $ 156.66     $ 132.94       $  99.75
 Net Assets (000's) ......................................... $    575     $    746     $    758     $    891       $  1,093
 Number of units outstanding, end of period (000's) .........        3            4            5            7             11
 Total Return** .............................................    12.48%       11.32%       17.85%       33.27%        (14.70)%

                                     FSA-83

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                               Years Ended December 31,
                                                              ---------------------------
                                                                   2006          2005
                                                              ------------- -------------
EQ/FI Small/Mid Cap Value 1.00%
 MRP 1.00%
 Unit value, end of period ..................................   $  15.80      $  14.20
 Net Assets (000's) .........................................   $ 10,479      $ 10,150
 Number of units outstanding, end of period (000's) .........        663           715
 Total Return** .............................................      11.27%        10.06%
EQ/GAMCO Small Company Value(i)
 MRP 1.00%
 Unit value, end of period ..................................   $  10.90            --
 Net Assets (000's) .........................................   $    176            --
 Number of units outstanding, end of period (000's) .........         16            --
 Total Return** .............................................       8.96%           --
EQ/Janus Large Cap Growth
 RIA 0.00%
 Unit value, end of period ..................................   $  69.36      $  68.55
 Net Assets (000's) .........................................   $    250      $    106
 Number of units outstanding, end of period (000's) .........          4             2
 Total Return** .............................................       1.18%         7.29%
EQ/JPMorgan Value Opportunities
 RIA 0.00%
 Unit value, end of period ..................................   $ 159.01      $ 132.10
 Net Assets (000's) .........................................   $    399      $    360
 Number of units outstanding, end of period (000's) .........          3             3
 Total Return** .............................................      20.37%         3.93%
EQ/Marsico Focus
 RIA 0.00%
 Unit value, end of period ..................................   $ 164.80      $ 150.75
 Net Assets (000's) .........................................   $    468      $    676
 Number of units outstanding, end of period (000's) .........          3             4
 Total Return** .............................................       9.32%        10.71%
EQ/Mercury Basic Value Equity
 RIA 0.00%
 Unit value, end of period ..................................   $ 226.87      $ 187.64
 Net Assets (000's) .........................................   $    403      $    461
 Number of units outstanding, end of period (000's) .........          2             2
 Total Return** .............................................      20.91%         2.95%
EQ/Mercury International Value (f)
 RIA 0.00%
 Unit value, end of period ..................................   $ 169.44      $ 134.82
 Net Assets (000's) .........................................   $    401      $    518
 Number of units outstanding, end of period (000's) .........          2             4
 Total Return** .............................................      25.68%        10.84%



                                                                      Years Ended December 31,
                                                              -----------------------------------------
                                                                   2004          2003          2002
                                                              ------------- ------------- -------------
EQ/FI Small/Mid Cap Value 1.00%
 MRP 1.00%
 Unit value, end of period ..................................   $  12.90      $  11.08      $    8.43
 Net Assets (000's) .........................................   $  6,615      $  4,772      $   3,153
 Number of units outstanding, end of period (000's) .........        513           431            374
 Total Return** .............................................      16.44%        31.44%        (16.11)%
EQ/GAMCO Small Company Value(i)
 MRP 1.00%
 Unit value, end of period ..................................         --            --             --
 Net Assets (000's) .........................................         --            --             --
 Number of units outstanding, end of period (000's) .........         --            --             --
 Total Return** .............................................         --            --             --
EQ/Janus Large Cap Growth
 RIA 0.00%
 Unit value, end of period ..................................   $  63.89      $  56.98      $   45.27
 Net Assets (000's) .........................................   $    180      $    136      $     106
 Number of units outstanding, end of period (000's) .........          3             2              2
 Total Return** .............................................      12.13%        25.87%        (30.31)%
EQ/JPMorgan Value Opportunities
 RIA 0.00%
 Unit value, end of period ..................................   $ 127.11      $ 114.64      $   90.40
 Net Assets (000's) .........................................   $    359      $    318      $     264
 Number of units outstanding, end of period (000's) .........          3             3              3
 Total Return** .............................................      10.88%        26.81%        (19.05)%
EQ/Marsico Focus
 RIA 0.00%
 Unit value, end of period ..................................   $ 136.17      $ 123.22      $   93.97
 Net Assets (000's) .........................................   $    399      $    290      $     145
 Number of units outstanding, end of period (000's) .........          3             2              2
 Total Return** .............................................      10.51%        31.13%        (11.56)%
EQ/Mercury Basic Value Equity
 RIA 0.00%
 Unit value, end of period ..................................   $ 182.26      $ 164.84      $  125.65
 Net Assets (000's) .........................................   $  1,259      $  1,236      $   1,135
 Number of units outstanding, end of period (000's) .........          7             8              9
 Total Return** .............................................      10.59%        31.17%        (16.66)%
EQ/Mercury International Value (f)
 RIA 0.00%
 Unit value, end of period ..................................   $ 121.64      $  99.99      $   78.10
 Net Assets (000's) .........................................   $    282      $    357      $     373
 Number of units outstanding, end of period (000's) .........          2             4              5
 Total Return** .............................................      21.64%        28.03%        (16.63)%

                                     FSA-84

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                              -------------------------------------------------------------------
                                                                   2006         2005         2004          2003          2002
                                                              ------------- ------------ ------------ ------------- -------------
EQ/MFS Emerging Growth Companies
 RIA 0.00%
 Unit value, end of period ..................................   $ 128.71    $ 119.42       $ 109.53     $  97.26      $  75.21
 Net Assets (000's) .........................................   $    688    $    703       $  1,570     $  1,469      $  1,735
 Number of units outstanding, end of period (000's) .........          5           6             14           15            23
 Total Return** .............................................       7.78%       9.03%         12.62%       29.31%       (34.32)%
EQ/MFS Emerging Growth Companies
 MRP 1.00%
 Unit value, end of period ..................................   $   5.49    $   5.14       $   4.77     $   4.29      $   3.36
 Net Assets (000's) .........................................   $  2,458    $  2,233       $  1,737     $  1,265      $    629
 Number of units outstanding, end of period (000's) .........        446         434            362          295           187
 Total Return** .............................................       6.81%       7.78%         11.27%       27.68%       (35.32)%
EQ/MFS Investors Trust
 RIA 0.00%
 Unit value, end of period ..................................   $ 113.19    $ 100.22       $  93.50     $  83.93      $  68.77
 Net Assets (000's) .........................................   $     89    $     97       $     54     $     47      $     43
 Number of units outstanding, end of period (000's) .........          1           1              1            1             1
 Total Return** .............................................      12.94%       7.19%         11.40%       22.04%       (21.02)%
EQ/Money Market
 RIA 0.05%
 Unit value, end of period ..................................   $ 162.84    $ 155.57       $ 151.28     $ 149.82      $ 148.67
 Net Assets (000's) .........................................   $  1,295    $    969       $  1,610     $  2,671      $  7,065
 Number of units outstanding, end of period (000's) .........          8           6             11           18            48
 Total Return** .............................................       4.67%       2.84%          0.98%        0.77%         1.44%
EQ/PIMCO Real Return (i)
 MRP 1.00%
 Unit value, end of period ..................................   $  10.23
 Net Assets (000's) .........................................   $     83
 Number of units outstanding, end of period (000's) .........          8
 Total Return** .............................................       2.30%
EQ/Small Cap Value
 RIA 0.00%
 Unit value, end of period ..................................   $ 228.94    $ 197.17       $ 188.35     $ 160.84      $ 117.08
 Net Assets (000's) .........................................   $    597    $    749       $    844     $    719      $    482
 Number of units outstanding, end of period (000's) .........          3           4              4            5             4
 Total Return** .............................................      16.11%       4.69%         17.11%       37.37%       (13.85)%
EQ/Small Company Index
 MRP 1.00%
 Unit value, end of period ..................................   $  15.59    $  13.38       $  12.99     $  11.18      $   7.76
 Net Assets (000's) .........................................   $  4.907    $  3,168       $  2,877     $  1,756      $    608
 Number of units outstanding, end of period (000's) .........        312         237            219          157            79
 Total Return** .............................................      16.52%       3.07%         16.15%       44.07%       (22.17)%

                                     FSA-85

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Concluded)


                                                                                  Years Ended December 31,
                                                              ----------------------------------------------------------------
                                                                  2006         2005         2004         2003         2002
                                                              ------------ ------------ ------------ ------------ ------------
EQ/Van Kampen Emerging Markets Equity
 RIA 0.00%
 Unit value, end of period .................................. $ 408.83     $ 298.30     $ 224.66     $ 181.64     $ 116.49
 Net Assets (000's) ......................................... $    875     $    516      $   383      $   366      $   214
 Number of units outstanding, end of period (000's) .........        2            2            2            2            2
 Total Return** .............................................    37.05%       32.78%       23.68%       55.93%       (5.91)%
EQ/Van Kampen Emerging Markets Equity(i)
 MRP 1.00%
 Unit value, end of period .................................. $  11.75
 Net Assets (000's) ......................................... $    495
 Number of units outstanding, end of period (000's) .........       42
 Total Return** .............................................    17.50%

   (a) A substitution of EQ/AXP New Dimensions Portfolio for EQ/Capital Guardian U.S. Equity Portfolio occurred on July 12, 2002.
   (b) A substitution of EQ/AXP Strategy Aggressive Portfolio for EQ/AllianceBernstein Small Cap Growth Portfolio occurred on July 12, 2002.
   (c) A substitution of EQ/MFS Research Portfolio for EQ/Capital Guardian Research Portfolio occurred on November 22, 2002.
   (d) A substitution of EQ/Alliance Global Portfolio for EQ/Alliance International Bernstein Portfolio occurred on November 22, 2002.
   (e)  Units were made available for sale on November 22, 2002.
   (f) A substitution of EQ/T. Rowe Price International Portfolio for EQ/Mercury International Value Portfolio occurred on April 26, 2002.
   (g) A substitution of EQ/Technology Portfolio for Alliance Premier VIP Technology Portfolio occurred on May 14, 2004.
   (h) A substitution of EQ/Alliance Growth Investors Portfolio occurred on November 22, 2002. Units were purchased in Separate Account No. 10 (Alliance Balanced Portfolio).
   (i)  Units were available for sale on May 1, 2006.
   (*) Expenses as a percentage of Average Net Assets (0.05%, 0.25%, 0.40%, 0.50%, 1.00%, 1.04%, 1.25%, 1.40%, 1.50%, 1.66% annualized) for each period indicated charges made directly to contract owner account through the redemption of units and expenses of the underlying fund have been excluded.
   (**) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated from the effective date through the end of the reporting period.

                                     FSA-86

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

8. Investment Income Ratios

   Shown below is the Investment Income Ratios throughout the periods indicated for Separate Accounts 13, 10, 4 and 3. The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the periods indicated.

                                     2006       2005       2004       2003       2002
                                  ---------- ---------- ---------- ---------- ----------
Separate Account No. 13 .........    4.92%      4.10%      3.81%      3.49%      4.25%
Separate Account No. 10 .........    3.03       2.57       2.19       2.25       2.89
Separate Account No. 4 ..........    0.69       0.46       0.46       0.47       0.40
Separate Account No. 3 ..........    0.40       0.11       0.14       0.27       0.26

   Shown below is the Investment Income Ratios throughout the periods indicated for Separate Account No. 66. These amounts represent the dividends, excluding distributions of capital gains, received by the Account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Account is affected by the timing of the declaration of dividends by the underlying fund in which the Account invests. The investment income ratios previously disclosed for 2005, 2004 and 2003 incorrectly included capital gains distributions as a component of net investment income. The ratios disclosed below have been revised to exclude such distributions.

                                                    2006       2005       2004       2003       2002
                                                 ---------- ---------- ---------- ---------- ----------
AXA Premier VIP High Yield .....................    5.95%      7.88%      6.25%      5.10%      8.55%
AXA Premier VIP Technology .....................      --         --       1.22%        --         --
EQ/AllianceBernstein Growth and Income .........    1.39%      1.08%      1.47%      1.08%      1.26%
EQ/AllianceBernstein Intermediate Government
 Securities ....................................    4.02%      1.55%      3.13%      4.25%      6.12%
EQ/AllianceBernstein International .............    1.72%      1.75%      2.11%      2.02%        --
EQ/AllianceBernstein Large Cap Growth ..........      --         --         --         --         --
EQ/AllianceBernstein Quality Bond ..............    3.24%      3.29%      3.43%      2.51%      3.96%
EQ/AllianceBernstein Small Cap Growth ..........      --         --         --         --         --
EQ/AllianceBernstein Value .....................    1.64%      0.78%      1.39%      1.41%      1.71%
EQ/Calvert Socially Responsible ................      --         --         --         --         --
EQ/Capital Guardian Growth .....................    0.14%      0.22%      0.50%      0.07%      0.12%
EQ/Capital Guardian International ..............    1.53%      1.69%      1.55%      1.48%      1.76%
EQ/Capital Guardian Research ...................    0.57%      0.55%      0.63%      0.44%      0.58%
EQ/Capital Guardian U.S. Equity ................    1.35%      0.55%      0.52%      0.37%      0.53%
EQ/Equity 500 Index ............................    1.64%      1.32%      1.69%      1.31%      2.03%
EQ/Evergreen Omega .............................    4.52%      0.05%      0.29%        --         --
EQ/FI Mid Cap ..................................    2.75%      7.85%      2.28%        --       0.02%
EQ/FI Mid Cap Value ............................    0.30%      5.10%      2.61%      0.39%      0.61%
EQ/GAMCO Small Company Value ...................    2.28%        --         --         --         --
EQ/Janus Large Cap Growth ......................      --         --       0.28%        --         --
EQ/JPMorgan Value Opportunities ................    4.29%      1.52%      1.32%      1.37%      1.13%
EQ/Marsico Focus ...............................    0.73%        --         --         --         --
EQ/Mercury Basic Value Equity ..................    2.69%      0.95%      2.04%      0.48%      1.16%
EQ/Mercury International Value .................    2.42%      1.92%      1.44%      2.10%      0.84%
EQ/MFS Emerging Growth Companies ...............      --         --         --         --         --
EQ/MFS Investors Trust .........................    0.87%      0.61%      0.59%      0.60%      0.53%
EQ/Money Market ................................    3.80%      2.93%      0.84%      0.49%      1.68%
EQ/PIMCO Real Return ...........................    8.98%        --         --         --         --

                                     FSA-87

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

8. Investment Income Ratios (Concluded)


EQ/Small Cap Value ............................ 4.67%      3.93%      5.70%      0.91%      1.23%
EQ/Small Company Index ........................ 1.39%      1.15%      2.58%      0.37%      0.67%
EQ/Van Kampen Emerging Markets Equity ......... 0.60%      0.51%      0.60%      0.79%        --


                                     FSA-88

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholder of AXA Equitable Life Insurance Company

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of AXA Equitable Life Insurance Company and its subsidiaries ("AXA Equitable") at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of AllianceBernstein L.P. and AllianceBernstein Holding L.P., subsidiaries of AXA Equitable, as of and for the year ended December 31, 2005, whose statements reflect total assets of seven percent of the related consolidated total as of December 31, 2005, and total revenues of thirty-six percent of the related consolidated total for the year ended December 31, 2005. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for AllianceBernstein L.P. and AllianceBernstein Holding L.P., is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 of the Notes to Consolidated Financial Statements, the Company changed its method of accounting for share-based compensation on January 1, 2006, for defined benefit pension and other postretirement plans on December 31, 2006 and for certain nontraditional long-duration contracts and Separate Accounts on January 1, 2004.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 15, 2007

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The General Partner and Unitholders
AllianceBernstein L.P.

We have audited the accompanying consolidated statement of financial condition of AllianceBernstein L.P. and subsidiaries ("AllianceBernstein"), formerly Alliance Capital Management L.P., as of December 31, 2005, and the related consolidated statements of income, changes in partners' capital and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the management of the General Partner. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AllianceBernstein as of December 31, 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
New York, New York
February 24, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The General Partner and Unitholders
AllianceBernstein Holding L.P.

We have audited the accompanying statement of financial condition of AllianceBernstein Holding L.P. ("AllianceBernstein Holding"), formerly Alliance Capital Management Holding L.P., as of December 31, 2005, and the related statements of income, changes in partners' capital and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2005. These financial statements are the responsibility of the management of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AllianceBernstein Holding as of December 31, 2005, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
New York, New York
February 24, 2006

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2006 AND 2005

                                                                                    2006                 2005
                                                                              ---------------       --------------
                                                                                         (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities available for sale, at estimated fair value..............  $    29,031.1         $   30,034.8
  Mortgage loans on real estate.............................................        3,240.7              3,233.9
  Equity real estate, held for the production of income.....................          569.6                616.2
  Policy loans..............................................................        3,898.1              3,824.2
  Other equity investments..................................................        1,562.1              1,208.5
  Trading securities........................................................          465.1                314.3
  Other invested assets.....................................................          891.6                890.2
                                                                              ---------------       --------------
    Total investments.......................................................       39,658.3             40,122.1
Cash and cash equivalents...................................................        1,268.0              1,112.1
Cash and securities segregated, at estimated fair value.....................        1,864.0              1,720.8
Broker-dealer related receivables...........................................        3,481.0              2,929.1
Deferred policy acquisition costs...........................................        8,316.5              7,557.3
Goodwill and other intangible assets, net...................................        3,738.6              3,758.8
Amounts due from reinsurers.................................................        2,689.3              2,604.4
Loans to affiliates.........................................................          400.0                400.0
Other assets................................................................        3,068.8              3,787.6
Separate Accounts' assets...................................................       84,801.6             69,997.0
                                                                              ---------------       --------------

TOTAL ASSETS................................................................  $   149,286.1         $  133,989.2
                                                                              ===============       ==============
LIABILITIES
Policyholders' account balances.............................................  $    26,439.0         $   27,194.0
Future policy benefits and other policyholders liabilities..................       14,085.4             13,997.8
Broker-dealer related payables..............................................          950.3              1,226.9
Customers related payables..................................................        3,980.7              2,924.3
Amounts due to reinsurers...................................................        1,070.8              1,028.3
Short-term and long-term debt...............................................          783.0                855.4
Loans from affiliates.......................................................          325.0                325.0
Income taxes payable........................................................        2,974.2              2,895.6
Other liabilities...........................................................        1,815.8              1,735.0
Separate Accounts' liabilities..............................................       84,801.6             69,997.0
Minority interest in equity of consolidated subsidiaries....................        2,289.9              2,096.4
Minority interest subject to redemption rights..............................          288.0                271.6
                                                                              ---------------       --------------
    Total liabilities.......................................................      139,803.7            124,547.3
                                                                              ---------------       --------------

Commitments and contingent liabilities (Notes 2, 5, 9, 18 and 19)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
   issued and outstanding...................................................            2.5                  2.5
Capital in excess of par value..............................................        5,139.6              4,976.3
Retained earnings...........................................................        4,507.6              4,030.8
Accumulated other comprehensive (loss) income...............................         (167.3)               432.3
                                                                              ---------------       --------------
    Total shareholder's equity..............................................        9,482.4              9,441.9
                                                                              ---------------       --------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................  $   149,286.1         $  133,989.2
                                                                              ===============       ==============


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                     2006             2005             2004
                                                                ---------------  ---------------  ---------------
                                                                                 (IN MILLIONS)
REVENUES
Universal life and investment-type product
  policy fee income...........................................  $    2,252.7     $     1,889.3    $     1,595.4
Premiums......................................................         817.8             881.7            879.6
Net investment income.........................................       2,397.0           2,491.8          2,500.8
Investment gains, net.........................................          46.9              55.4             65.0
Commissions, fees and other income............................       4,373.0           3,626.2          3,384.1
                                                                ---------------  ---------------  ---------------
      Total revenues..........................................       9,887.4           8,944.4          8,424.9
                                                                ---------------  ---------------  ---------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................       1,960.5           1,859.8          1,867.1
Interest credited to policyholders' account balances..........       1,082.5           1,065.5          1,038.1
Compensation and benefits.....................................       2,090.4           1,802.9          1,604.9
Commissions...................................................       1,394.4           1,128.7          1,017.3
Distribution plan payments....................................         292.9             292.0            374.2
Amortization of deferred sales commissions....................         100.4             132.0            177.4
Interest expense..............................................          70.4              76.3             76.8
Amortization of deferred policy acquisition costs.............         689.3             601.3            472.9
Capitalization of deferred policy acquisition costs...........      (1,363.4)         (1,199.4)        (1,015.9)
Rent expense..................................................         204.1             165.2            185.0
Amortization of other intangible assets.......................          23.6              23.5             22.9
Other operating costs and expenses............................       1,262.6             952.4            928.4
                                                                ---------------  ---------------  ---------------
      Total benefits and other deductions.....................       7,807.7           6,900.2          6,749.1
                                                                ---------------  ---------------  ---------------

Earnings from continuing operations before
  income taxes and minority interest..........................       2,079.7           2,044.2          1,675.8
Income taxes..................................................        (427.3)           (519.2)          (396.9)
Minority interest in net income of consolidated subsidiaries..        (599.9)           (466.9)          (384.0)
                                                                ---------------  ---------------  ---------------

Earnings from continuing operations...........................       1,052.5           1,058.1            894.9
Earnings from discontinued operations, net of income taxes....          26.2              15.7              6.8
(Losses) gains on disposal of discontinued operations,
   net of income taxes........................................          (1.9)              -               31.1
Cumulative effect of accounting changes, net of
   income taxes...............................................           -                 -               (2.9)
                                                                ---------------  ---------------  ---------------
Net Earnings..................................................  $    1,076.8     $     1,073.8    $       929.9
                                                                ===============  ===============  ===============


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
    CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                         2006             2005             2004
                                                                    ---------------   --------------   --------------
                                                                                       (IN MILLIONS)
SHAREHOLDER'S EQUITY

Common stock, at par value, beginning and end of year.............  $         2.5     $        2.5     $        2.5
                                                                    ---------------   --------------   --------------

Capital in excess of par value, beginning of year.................        4,976.3          4,890.9          4,848.2
Changes in capital in excess of par value.........................          163.3             85.4             42.7
                                                                    ---------------   --------------   --------------
Capital in excess of par value, end of year.......................        5,139.6          4,976.3          4,890.9
                                                                    ---------------   --------------   --------------

Retained earnings, beginning of year..............................        4,030.8          3,457.0          3,027.1
Net earnings......................................................        1,076.8          1,073.8            929.9
Dividends on common stock.........................................         (600.0)          (500.0)          (500.0)
                                                                    ---------------   --------------   --------------
Retained earnings, end of year....................................        4,507.6          4,030.8          3,457.0
                                                                    ---------------   --------------   --------------

Accumulated other comprehensive income, beginning of year.........          432.3            874.1            892.8
Other comprehensive loss .........................................         (150.1)          (441.8)           (18.7)
Adjustment to initially apply SFAS No.158, net of income taxes ...         (449.5)             -                -
                                                                    ---------------   --------------   --------------
Accumulated other comprehensive (loss) income, end of year........         (167.3)           432.3            874.1
                                                                    ---------------   --------------   --------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR...........................  $     9,482.4     $    9,441.9     $    9,224.5
                                                                    ===============   ==============   ==============

COMPREHENSIVE INCOME
Net earnings......................................................  $     1,076.8     $    1,073.8     $      929.9
                                                                    ---------------   --------------   --------------
Change in unrealized losses, net of reclassification
   adjustments....................................................         (150.1)          (441.8)           (31.1)
Cumulative effect of accounting changes...........................            -                -               12.4
                                                                    ---------------   --------------   --------------
Other comprehensive loss..........................................         (150.1)          (441.8)           (18.7)
                                                                    ---------------   --------------   --------------
COMPREHENSIVE INCOME..............................................  $       926.7     $      632.0     $      911.2
                                                                    ===============   ==============   ==============


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                      2006              2005             2004
                                                                 ---------------   ---------------  ---------------
                                                                                   (IN MILLIONS)

Net earnings..................................................   $     1,076.8     $    1,073.8     $       929.9
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances........         1,082.5          1,065.5           1,038.1
  Universal life and investment-type product
    policy fee income.........................................        (2,252.7)        (1,889.3)         (1,595.4)
  Net change in broker-dealer and customer related
    receivables/payables......................................           117.2           (347.4)            379.6
  Investment gains, net.......................................           (46.9)           (55.4)            (65.0)
  Change in deferred policy acquisition costs.................          (674.1)          (598.1)           (543.0)
  Change in future policy benefits............................            52.7             64.4             129.3
  Change in income tax payable................................           425.9            340.5             349.6
  Change in accounts payable and accrued expenses.............            85.5             23.7             (27.4)
  Change in segregated cash and securities, net...............          (143.2)          (231.8)           (203.2)
  Minority interest in net income of consolidated subsidiaries           599.9            466.9             384.1
  Change in fair value of guaranteed minimum income
    benefit reinsurance contracts.............................            14.8            (42.6)            (61.0)
  Amortization of deferred sales commissions..................           100.4            132.0             177.4
  Other depreciation and amortization.........................           144.9            149.6             210.3
  Amortization of other intangible assets, net................            23.6             23.6              22.9
  Losses (gains) on disposal of discontinued operations ......             1.9              -               (31.1)
  Other, net..................................................           363.5           (134.6)             14.3
                                                                 ---------------   ---------------  ---------------

Net cash provided by (used in) operating activities...........           972.7             40.8           1,109.4
                                                                 ---------------   ---------------  ---------------

Cash flows from investing activities:
  Maturities and repayments...................................         2,962.2          2,926.2           3,341.9
  Sales of investments........................................         1,536.9          2,432.9           2,983.6
  Purchases of investments....................................        (4,262.3)        (5,869.1)         (7,052.5)
  Change in short-term investments............................            65.6             13.8             (18.4)
  Purchase of minority interest in consolidated subsidiary ...             -                -              (410.7)
  Increased in capitalized software, leasehold improvements
     and EDP equipment .......................................          (146.1)          (101.2)            (69.3)
  Other, net..................................................          (390.4)          (116.3)            173.2
                                                                 ---------------   ---------------  ---------------

Net cash used in investing activities.........................          (234.1)          (713.7)         (1,052.2)
                                                                 ---------------   ---------------  ---------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                      2006               2005               2004
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)
Cash flows from financing activities:
  Policyholders' account balances:
    Deposits..................................................   $    3,865.2       $     3,816.8      $     4,029.4
    Withdrawals from and transfers to Separate Accounts.......       (3,569.1)           (2,779.1)          (2,716.0)
  Net change in short-term financings.........................          327.7                 -                  -
  Repayments of long-term debt ...............................         (400.0)             (400.0)               -
  Proceeds in loans from affiliates...........................            -                 325.0                -
  Shareholder dividends paid..................................         (600.0)             (500.0)            (500.0)
  Other, net..................................................         (206.5)             (417.3)            (130.1)
                                                                -----------------  -----------------  -----------------

Net cash (used in) provided by financing activities...........         (582.7)               45.4              683.3
                                                                -----------------  -----------------  -----------------

Change in cash and cash equivalents...........................          155.9              (627.5)             740.5
Cash and cash equivalents, beginning of year..................        1,112.1             1,739.6              999.1
                                                                -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year........................   $    1,268.0       $     1,112.1      $     1,739.6
                                                                =================  =================  =================

Supplemental cash flow information:

  Interest Paid...............................................   $       59.9       $        74.5      $        86.2
                                                                =================  =================  =================
  Income Taxes (Refunded) Paid................................   $      (40.8)      $       146.5      $       154.4
                                                                =================  =================  =================


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)      ORGANIZATION

        AXA Equitable Life Insurance Company ("AXA Equitable," and collectively with its consolidated subsidiaries the "Company") is an indirect, wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial," and collectively with its consolidated subsidiaries, "AXA Financial Group"). AXA Financial is a wholly owned subsidiary of AXA, a French holding company for an international group of insurance and related financial services companies.

        The Company conducts operations in two business segments: the Insurance and Investment Management segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

        Insurance
        ---------

        The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, variable and fixed-interest annuity products, mutual funds and other investment products and asset management to individuals and small and medium size businesses and professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Company's insurance business is conducted principally by AXA Equitable and its wholly owned life insurance subsidiary, AXA Life and Annuity Company ("AXA Life"), formerly The Equitable of Colorado.

        Investment Management
        ---------------------

        The Investment Management segment (formerly the Investment Services segment) is principally comprised of the investment management business of AllianceBernstein L.P., a Delaware limited partnership, and its subsidiaries ("AllianceBernstein"). AllianceBernstein provides research, diversified investment management and related services globally to a broad range of clients. Its principal services include: (a) institutional investments, including unaffiliated corporate and public employee pension funds, endowment funds, domestic and foreign institutions and governments, by means of separately managed accounts, sub-advisory relationships, structured products, group trusts, mutual funds and other investment vehicles, (b) retail, servicing individual investors, primarily by means of retail mutual funds, sub-advisory relationships in respect of mutual funds sponsored by third parties, separately managed account programs that are sponsored by various financial intermediaries worldwide, and other investment vehicles, (c) private clients, including high-net-worth individuals, trusts and estates, charitable foundations, partnerships, private and family corporations and other entities, by means of separately managed accounts, hedge funds, mutual funds, and other investment vehicles, and
        (d) institutional research by means of in-depth independent, fundamental research, portfolio strategy, trading and brokerage-related services. Principal subsidiaries of AllianceBernstein include: SCB Inc., formally known as Sanford C. Bernstein, Inc. ("Bernstein"), Sanford C. Bernstein & Co. LLC ("SCB LLC"), Sanford C. Bernstein Limited ("SCBL") and SCB Partners, Inc. ("SCB Partners"). This segment includes institutional Separate Accounts principally managed by AllianceBernstein that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

        In October 2000, AllianceBernstein acquired substantially all of the assets and liabilities of SCB Inc (the "Bernstein Acquisition"). AXA Financial agreed to provide liquidity to these former Bernstein shareholders after a two-year lockout period that ended October 2002. Since 2002, the Company acquired 18.9 million units in AllianceBernstein L.P. ("AllianceBernstein Units") at the aggregate market price of $660.4 million from SCB Inc and SCB Partners under a preexisting agreement and recorded additional goodwill of $217.9 million and other intangible assets of $26.9 million. Minority interest subject to redemption rights represents the remaining 16.3 million of private AllianceBernstein Units issued to former Bernstein shareholders in connection with AllianceBernstein's acquisition of Bernstein. At December 31, 2006 and 2005, the Company's consolidated economic interest in AllianceBernstein was 45.6% and 46.3%, respectively. At December 31, 2006 and 2005,
        AXA Financial Group's consolidated economic interest in AllianceBernstein was approximately 60.3% and 61.1%, respectively. On

        February 23, 2007, AXA Financial purchased another tranche of 8.16 million AllianceBernstein Units pursuant to an exercise of the AllianceBernstein put at a purchase price of approximately $745.7 million. After the purchase, together with its ownership with other AXA Financial Group companies, the beneficial ownership in AllianceBernstein L.P. increased by approximately 3% to 63.3%. The remaining 8.16 million AllianceBernstein Units may be sold to AXA Financial at the prevailing market price no sooner than nine months after the February 23, 2007 purchase or over the following period ending October 2, 2009.

2)      SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

        The accompanying consolidated financial statements include the accounts of AXA Equitable and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally AllianceBernstein; and those investment companies, partnerships and joint ventures in which AXA Equitable or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

        All significant intercompany transactions and balances have been eliminated in consolidation. The years "2006," "2005" and "2004" refer to the years ended December 31, 2006, 2005 and 2004, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation. The consolidated statements of cash flows for 2005 and 2004 have been revised to reflect cash outflows related to capitalized software, leasehold improvements and EDP equipment as cash used in investing activities rather than cash used by operating activities to be consistent with the 2006 presentation.

        Accounting Changes
        ------------------

        On December 31, 2006, the Company implemented SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," requiring employers to recognize the over or under funded status of such benefit plans as an asset or liability in the balance sheet for reporting periods ending after December 15, 2006 and to recognize subsequent changes in that funded status as a component of other comprehensive income. The funded status of a plan is measured as the difference between plan assets at fair value and the projected benefit obligation for pension plans or the benefit obligation for any other postretirement plan. SFAS No. 158 does not change the determination of net periodic benefit cost or its presentation in the statement of earnings. However, its requirements represent a significant change to previous accounting guidance that generally delayed recognition of certain changes in plan assets and benefit obligations in the balance sheet and only required disclosure of the complete funded status of the plans in the notes to the financial statements.

        As required by SFAS No. 158, the $449.5 million, net of income tax and minority interest, impact of initial adoption has been reported as an adjustment to the December 31, 2006 balance of accumulated other comprehensive income in the accompanying consolidated financial statements. The consequent recognition of the funded status of its defined benefit pension at December 31, 2006 reduced total assets by approximately $684.2 million, due to the reduction of prepaid pension cost of $684.2 million and decreased total liabilities by approximately $234.7 million. The change in liabilities principally resulted from the decrease in income taxes payable of $242.7 million partially offset by an increase in benefit plan liabilities of $12.0 million. See Note 12 of Notes to Consolidated Financial Statements for further information.

        SFAS No. 158 imposes an additional requirement, effective for fiscal years ending after December 15, 2008, to measure plan assets and benefit obligations as of the date of the employer's year-end balance sheet, thereby eliminating the option to elect an earlier measurement date alternative of not more than three months prior to that date, if used consistently each year. This provision of SFAS No. 158 will have no impact on the Company as it already uses a December 31 measurement date for all of its plan assets and benefits obligations.

        On January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment". To effect its adoption, the Company elected the "modified prospective method" of transition. Under this method, prior-period results were not restated. Prior to the adoption of SFAS No. 123(R), The Company had elected to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and, as a result, the recognition of stock-based compensation expense generally was limited to amounts attributed to awards of restricted shares and various cash-settled programs such as stock appreciation rights. SFAS No. 123(R) requires the cost of all share-based payments to employees to be recognized in the financial statements based on their fair values, resulting in compensation expense for certain types of the Company's equity-classified award programs for which no cost previously would have been charged to net earnings under APB No. 25, most notably for employee options to purchase AXA American Depository Receipts ("ADRs") and AXA ordinary shares and for employee stock purchase plans. As a result of adopting SFAS No. 123(R) on January 1, 2006, consolidated earnings from continuing operations before income taxes and minority interest for 2006 and consolidated net earnings for 2006 were $46.9 million and $29.9 million lower, respectively, than if these plans had continued to be accounted for under APB No. 25.

        Under the modified prospective method, the Company applied the measurement, recognition, and attribution requirements of SFAS No. 123(R) to stock-based compensation awards granted, modified, repurchased or cancelled on or after January 1, 2006. In addition, beginning in first quarter 2006, costs associated with unvested portions of outstanding employee stock option awards at January 1, 2006 that prior to adoption of SFAS No. 123(R) would have been reflected by the Company only in pro forma disclosures, were recognized in the consolidated statement of earnings over the awards' remaining future service-vesting periods. Liability-classified awards outstanding at January 1, 2006, such as performance units and stock appreciation rights, were remeasured to fair value. The remeasurement resulted in no adjustment to their intrinsic value basis, including the cumulative effect of differences between actual and expected forfeitures, primarily due to the de minimis time remaining to expected settlement of these awards.

        Effective with its adoption of SFAS No. 123(R), the Company elected the "short-cut" transition alternative for approximating the historical pool of windfall tax benefits available in shareholder's equity at January 1, 2006 as provided by the Financial Accounting Standards Board (the "FASB") in FASB Staff Position ("FSP") No. 123(R)-3, "Transition Election Related to Accounting For the Tax Effects of Share-Based Payment Awards". This historical pool represents the cumulative tax benefits of tax deductions for employee share-based payments in excess of compensation costs recognized under GAAP, either in the financial statements or in the pro forma disclosures. In the event that a shortfall of tax benefits occurs during a reporting period (i.e. tax deductions are less than the related cumulative compensation expense), the historical pool will be reduced by the amount of the shortfall. If the shortfall exceeds the amount of the historical pool, there will be a negative impact on the results of operations. In 2006, additional windfall tax benefits resulted from employee exercises of stock option awards.

        On January 1, 2006, the Company adopted the provisions of SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of APB No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include transition provisions. To enhance comparability, this statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The cumulative effect of the change is reported in the carrying value of assets and liabilities as of the first period presented, with the offset applied to opening retained earnings. Each period presented is adjusted to show the period specific effects of the change. Only direct effects of the change will be retrospectively recognized; indirect effects will be recognized in the period of change. SFAS No. 154 carries forward without change APB No. 20's guidance for reporting the correction of an error and a change in accounting estimate as well as SFAS No. 3's provisions governing reporting accounting changes in interim financial statements. The adoption of SFAS No. 154 did not have an impact on the Company's results of operations or financial position.

        In third quarter 2004, the Company began to implement FSP No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003", that provides guidance on employers' accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MMA") signed into law in December 2003. The MMA introduced a prescription drug benefit under Medicare Part D that would go into effect in 2006 as well as a Federal subsidy to employers whose plans provide an "actuarially equivalent" prescription drug benefit. FSP No. 106-2 required the effects of the MMA to be reflected in measurements of the accumulated postretirement benefits obligation and net periodic postretirement benefit cost made on or after the date of enactment. As permitted by FSP No. 106-2, the Company initially elected to defer these remeasurements and to provide required disclosures pending regulations regarding the determination of eligibility for the Federal subsidy under the MMA. Following consideration of regulations and guidance issued by the Center for Medicare and Medicaid Services in fourth quarter 2005, management and its actuarial advisors concluded that the prescription drug benefits provided under the Company's retiree medical plans are actuarially equivalent to the new Medicare prescription drug benefits. Consequently, the estimated subsidy has been reflected in measurements of the accumulated postretirement benefits obligations for these plans as of January 1, 2005, and the resulting aggregate reduction of $51.9 million was accounted for prospectively as an actuarial experience gain in accordance with FSP No. 106-2. The impact of the MMA, including the effect of the subsidy, resulted in a decrease in the annual net periodic postretirement benefits costs for 2005 of approximately $7.4 million.

        At March 31, 2004, the Company completed its transition to the consolidation and disclosure requirements of FASB Interpretation ("FIN") 46(R), "Consolidation of Variable Interest Entities, Revised".

        At December 31, 2006 and 2005, the Insurance Group's General Account held $5.8 million of investment assets issued by VIEs and determined to be significant variable interests under FIN 46(R). At December 31, 2006 and 2005, as reported in the consolidated balance sheet, these investments included $4.7 million of fixed maturities (collateralized debt and loan obligations) and $1.1 million of other equity investments (principally investment limited partnership interests) and are subject to ongoing review for impairment in value. These VIEs do not require consolidation because management has determined that the Insurance Group is not the primary beneficiary. These variable interests at December 31, 2006 represent the Insurance Group's maximum exposure to loss from its direct involvement with the VIEs. The Insurance Group has no further economic interest in these VIEs in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations.

        Management of AllianceBernstein has reviewed its investment management agreements and its investments in and other financial arrangements with certain entities that hold client assets under management to determine the entities that AllianceBernstein is required to consolidate under FIN 46(R). These include certain mutual fund products domiciled in Luxembourg, India, Japan, Singapore and Australia (collectively, the "Offshore Funds"), hedge funds, structured products, group trusts and joint ventures.

        AllianceBernstein derived no direct benefit from client assets under management of these entities other than investment management fees and cannot utilize those assets in its operations.

        AllianceBernstein has significant variable interests in certain other VIEs with approximately $226.4 million in client assets under management. However, these VIEs do not require consolidation because management has determined that AllianceBernstein is not the primary beneficiary. AllianceBernstein's maximum exposure to loss in these entities is limited to its investments in and prospective investment management fees earned in these entities.

        Effective January 1, 2004, the Company adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts." SOP 03-1 required a change in the Company's accounting policies relating to
        (a) general account interests in separate accounts, (b) assets and liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts, (c) liabilities related to group pension participating contracts, and (d) liabilities related to certain mortality and annuitization benefits, such as the no lapse guarantee feature contained in variable and interest-sensitive life policies.

        The adoption of SOP 03-1 required changes in several of the Company's accounting policies relating to separate account assets and liabilities. The Company now reports the General Account's interests in separate accounts as trading account securities in the consolidated balance sheet; prior to the adoption of SOP 03-1, such interests were included in Separate Accounts' assets. Also, the assets and liabilities of two Separate Accounts are now presented and accounted for as General Account assets and liabilities.

        Investment assets in these Separate Accounts principally consist of fixed maturities that are classified as available for sale in the accompanying consolidated financial statements. These two Separate Accounts hold assets and liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts. In addition, liabilities associated with the market value adjustment feature are now reported at the accrued account balance. Prior to the adoption of SOP 03-1, such liabilities had been reported at market adjusted value.

        Prior to the adoption of SOP 03-1, the liabilities for group pension participating contracts were adjusted only for changes in the fair value of certain related investment assets that were reported at fair value in the balance sheet (including fixed maturities and equity securities classified as available for sale, but not equity real estate or mortgage loans) with changes in the liabilities recorded directly in Accumulated other comprehensive income to offset the unrealized gains and losses on the related assets. SOP 03-1 required an adjustment to the liabilities for group pension participating contracts to reflect the fair value of all the assets on which those contracts' returns are based, regardless of whether those assets are reported at fair value in the balance sheet. Changes in the liability related to fluctuations in asset fair values are now reported as Interest credited to policyholders' account balances in the consolidated statements of earnings.

        In addition, the adoption of SOP 03-1 resulted in a change in the method of determining liabilities associated with the no lapse guarantee feature contained in variable and interest-sensitive life contracts. While both the Company's previous method of establishing the no lapse guarantee reserve and the SOP 03-1 method are based on accumulation of a portion of the charges for the no lapse guarantee feature, SOP 03-1 specifies a different approach for identifying the portion of the fee to be accrued and establishing the related reserve.

        The adoption of SOP 03-1 as of January 1, 2004 resulted in a decrease in 2004 net earnings of $2.9 million and an increase in other comprehensive income of $12.4 million related to the cumulative effect of the required changes in accounting. The determination of liabilities associated with group pension participating contracts and mortality and annuitization benefits, as well as related impacts on deferred acquisition costs, is based on models that involve numerous estimates and subjective judgments. There can be no assurance that the ultimate actual experience will not differ from management's estimates.

        New Accounting Pronouncements
        -----------------------------

        On September 15, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. It applies only to fair value measurements that are already required or permitted by other accounting standards, except for measurements of share-based payments and measurements that are similar to, but not intended to be, fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application encouraged. Management is currently assessing the potential impacts of adoption of SFAS No. 157.

        On July 13, 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes," to clarify the criteria used to recognize and measure the economic benefits associated with tax positions taken or expected to be taken in a tax return. Under FIN 48, a tax benefit is recognized only if it is "more likely than not" to be sustained assuming examination by the taxing authority, based on the technical merits of the position. Tax positions meeting the recognition criteria are required to be measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon ultimate settlement and, accordingly, requires consideration of the amounts and probabilities of potential settlement outcomes. FIN 48 also addresses subsequent derecognition of tax positions, changes in the measurement of recognized tax positions, accrual and classification of interest and penalties, and accounting in interim periods. FIN 48 is effective for fiscal years beginning after December 15, 2006, thereby requiring application of its provisions, including the threshold criteria for recognition, to all tax positions of AXA Financial Group at January 1, 2007. The cumulative effect of applying FIN 48, if any, is to be reported as an adjustment to the opening balance of retained earnings. In addition, annual disclosures with respect to income taxes have been expanded by FIN 48 and require inclusion of a tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the reporting period. Management is currently assessing the potential impacts of adoption of FIN 48.

        On September 19, 2005, the AICPA released SOP 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts". The SOP requires identification of transactions that result in a substantial change in an insurance contract. Transactions subject to review include internal contract exchanges, contract modifications via amendment, rider or endorsement and elections of benefits, features or rights contained within the contract. If determined that a substantial change has occurred, the related deferred policy acquisition costs ("DAC")/VOBA and other related balances must be written off. The SOP is effective for transactions occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. Restatement of previously issued annual financial statements is not permitted, and disclosure of the pro forma effects of retroactive application or the pro forma effect on the year of adoption is not required. The adoption of SOP 05-1 is not expected to have a material impact on the Company's results of operations or financial position.

        Closed Block
        ------------

        As a result of demutualization, the Closed Block was established in 1992 for the benefit of certain individual participating policies that were in force on that date. Assets, liabilities and earnings of the Closed Block are specifically identified to support its participating policyholders.

        Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of AXA Equitable. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of AXA Equitable's General Account, any of its Separate Accounts or any affiliate of AXA Equitable without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account.

        The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

        If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

        Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

        Investments
        -----------

        The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary. The redeemable preferred stock investments reported in fixed maturities include real estate investment trusts ("REIT") perpetual preferred stock, other perpetual preferred stock and redeemable preferred stock. These securities may not have a stated maturity, may not be cumulative and do not provide for mandatory redemption by the issuer.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net.

        Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

        Valuation allowances are netted against the asset categories to which they apply.

        Policy loans are stated at unpaid principal balances.

        Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) or those that meet FIN 46(R) requirements for consolidation are consolidated; those in which the Company does not have control and a majority economic interest and those that do not meet FIN 46(R) requirements for consolidation are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Equity securities include common stock and non-redeemable preferred stock classified as either trading or available for sale securities, are carried at estimated fair value and are included in other equity investments.

        Trading securities, which include equity securities and fixed maturities, are carried at estimated fair value.

        Short-term investments are stated at amortized cost, which approximates fair value, and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

        Derivatives
        -----------

        The Company primarily uses derivatives for asset/liability risk management, for hedging individual securities and certain equity exposures and to reduce its exposure to interest rate fluctuations on its long-term debt obligations. Various derivative instruments are used to achieve these objectives, including interest rate floors, futures and interest rate swaps. None of the derivatives were designated as qualifying hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".

        The Insurance Group issues certain variable annuity products with Guaranteed Minimum Death Benefit ("GMBD") and Guaranteed Minimum Income Benefit ("GMIB") features. The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholder account balances would support. The risk associated with the GMIB feature is that under-performance of the financial markets could result in GMIB benefits, in the event of election, being higher than what accumulated policyholders account balances would support. For both GMDB and GMIB, the Company retains basis risk and risk associated with actual versus expected assumptions for mortality, lapse and election rate. The Company regularly enters into futures contracts to hedge such risks. The futures contracts are managed to correlate with changes in the value of the GMDB and GMIB feature that result from financial markets movements. In addition, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by the Company. Reinsurance contracts covering GMIB exposure are considered derivatives under SFAS No. 133, and, therefore, are required to be reported in the balance sheet at their fair value. GMIB reinsurance fair values are reported in the consolidated balance sheets in Other assets. Changes in GMIB reinsurance fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings. Since there is no readily available market for GMIB reinsurance contracts, the determination of their fair values is based on models which involve numerous estimates and subjective judgments including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. There can be no assurance that ultimate actual experience will not differ from management's estimates. See Note 8 of Notes to Consolidated Financial Statements.

        Margins on individual insurance and annuity contracts are affected by interest rate fluctuations. If interest rates fall, crediting interest rates and dividends would be adjusted subject to competitive pressures. In addition, policies are subject to minimum rate guarantees. To hedge exposure to lower interest rates, the Company has used interest rate floors.

        The Company is exposed to equity market fluctuations through investments in Separate Accounts. The Company enters into exchange traded equity futures contracts to minimize such risk.

        The Company is exposed to counterparty risk attributable to hedging transactions entered into with counterparties. Exposure to credit risk is controlled with respect to each counterparty through a credit appraisal and approval process. Each counterparty is currently rated 1 by the National Association of Insurance Commissioners ("NAIC").

        All derivatives outstanding at December 31, 2006 and 2005 are recognized on the balance sheet at their fair values and all outstanding equity-based and treasury futures contracts were exchange-traded and are net settled daily. All gains and losses on derivative financial instruments are reported in earnings.

        Net Investment Income, Investment Gains (Losses), Net and Unrealized
        --------------------------------------------------------------------
        Investment Gains (Losses)
        -------------------------

        Net investment income and realized investment gains (losses), net (together, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

        Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

        Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

        Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred income taxes, amounts attributable to certain pension operations principally consisting of group non-participating wind-up annuity products ("Wind-up Annuities"), Closed Block policyholders dividend obligation and DAC related to universal life and investment-type products and participating traditional life contracts.

        Fair Value of Other Financial Instruments
        -----------------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded from fair value disclosures, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market values of off-balance-sheet financial instruments of the Insurance Group were not material at December 31, 2006 and 2005.

        Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

        The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

        The fair values for variable deferred annuities and single premium deferred annuities, included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

        Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate that takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as revenue when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        DAC
        ---

        Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC amortization. Conversely, an increase in expected gross profits would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Management sets expected future gross profit assumptions related to Separate Account performance using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (6.8% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (12.8% net of product weighted average Separate Account fees) and 0% (-2.2% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2006, current projections of future average gross market returns assume a 0.5% return for 2007, which is within the maximum and minimum limitations, and assume a reversion to the mean of 9% after 7 quarters.

        In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has been improving in recent years.

        Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2006, the average rate of assumed investment yields, excluding policy loans, was 6.0% grading to 6.5% over 10 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        Contractholder Bonus Interest Credits
        -------------------------------------

        Contractholder bonus interest credits are offered on certain deferred annuity products in the form of either immediate bonus interest credited or enhanced interest crediting rates. The interest crediting expense associated with these contractholder bonus interest credits is deferred and amortized over the lives of the underlying contracts in a manner consistent with the amortization of DAC. Unamortized balances are included in Other assets.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        AXA Equitable issues certain variable annuity products with a GMDB feature, guaranteed minimum accumulation benefits ("GMAB") and guaranteed minimum withdrawal benefits for life ("WBL"). AXA Equitable also issues certain variable annuity products that contain a GMIB feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit base. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.0% to 10.9% for life insurance liabilities and from 2.25% to 8.7% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Policyholders' Dividends
        ------------------------

        The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by AXA Equitable's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by AXA Equitable.

        At December 31, 2006, participating policies, including those in the Closed Block, represent approximately 4.4% ($9.1 billion) of directly written life insurance in-force, net of amounts ceded.

        Separate Accounts
        -----------------

        Generally, Separate Accounts established under New York State Insurance Law are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. Assets held in the Separate Accounts are carried at quoted market values or, where quoted values are not readily available, at estimated fair values as determined by the Insurance Group. The assets and liabilities of three Separate Accounts are presented and accounted for as General Account assets and liabilities due to the fact that not all of the investment performance in those Separate Accounts is passed through to policyholders. Two of those Separate Accounts were reclassified to the General Account in connection with the adoption of SOP 03-1 as of January 1, 2004.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2006, 2005 and 2004, investment results of such Separate Accounts were gains of $5,689.1 million, $3,409.5 million and $2,191.4 million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all policies including those funded by Separate Accounts are included in revenues.

        Recognition of Investment Management Revenues and Related Expenses
        ------------------------------------------------------------------

        Commissions, fees and other income principally include Investment Management advisory and service fees. Investment Management advisory and service base fees, generally calculated as a percentage, referred to as basis points ("BPs"), of assets under management, are recorded as revenue as the related services are performed; they include brokerage transactions charges received by SCB LLC, for certain retail, private client and institutional investment client transactions. Certain investment advisory contracts provide for a performance-based fee, in addition to or in lieu of a base fee, that is calculated as either a percentage of absolute investment results or a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance-based fees are recorded as revenue at the end of each measurement period. Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and SCBL, for in-depth research and other services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

        Commissions paid to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein mutual funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which the deferred sales commissions are generally recovered from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received.

        AllianceBernstein's management tests the deferred sales commission asset for recoverability quarterly. AllianceBernstein's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received.

        Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC is based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

        Significant assumptions utilized to estimate future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the one-year, three-year and five-year periods ended December 31, 2006. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted cash flows are compared to the recorded value of the deferred sales commission asset. If AllianceBernstein's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using AllianceBernstein's management's best estimate of future cash flows discounted to a present value amount.

        Goodwill and Other Intangible Assets
        ------------------------------------

        Goodwill represents the excess of the purchase price over the fair value of identifiable assets of acquired companies, and relates principally to the Bernstein Acquisition and purchases of AllianceBernstein units. Goodwill is tested annually for impairment.

        Intangible assets related to the Bernstein Acquisition and purchases of AllianceBernstein units include costs assigned to contracts of businesses acquired. These costs continue to be amortized on a straight-line basis over estimated useful lives of twenty years.

        Other Accounting Policies
        -------------------------

        Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

        AXA Financial and certain of its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Discontinued operations include real estate held-for-sale.

        Real estate investments meeting the following criteria are classified as real estate held-for-sale:

        o Management having the authority to approve the action commits the organization to a plan to sell the property.

        o The property is available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets.

        o An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.

        o The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year.

        o The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

        o Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Real estate held-for-sale is stated at depreciated cost less valuation allowances. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held-for-sale.

        Real estate held-for-sale is included in the Other assets line in the consolidated balance sheets. The results of operations for real estate held-for-sale in each of the three years ended December 31, 2006 were not significant.

3)      INVESTMENTS

        Fixed Maturities and Equity Securities
        --------------------------------------

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                   GROSS            GROSS
                                              AMORTIZED          UNREALIZED       UNREALIZED       ESTIMATED
                                                 COST              GAINS            LOSSES        FAIR VALUE
                                            ---------------   --------------   ---------------  --------------
                                                                       (IN MILLIONS)
       DECEMBER 31, 2006
       -----------------
       Fixed Maturities:
         Available for Sale:
           Corporate.....................   $    23,023.3      $     690.4     $      264.5     $   23,449.2
           Mortgage-backed...............         1,931.1              2.7             38.3          1,895.5
           U.S. Treasury, government
             and agency securities.......         1,284.3             29.9             10.4          1,303.8
           States and political
             subdivisions................           170.2             17.3               .9            186.6
           Foreign governments...........           219.2             38.1               .3            257.0
           Redeemable preferred stock....         1,879.8             78.8             19.6          1,939.0
                                            ---------------   --------------   ---------------  --------------
             Total Available for Sale....   $    28,507.9     $      857.2     $      334.0     $   29,031.1
                                            ===============   ==============   ===============  ==============

       Equity Securities:
         Available for sale..............   $        95.7     $        2.2     $         .9     $       97.0
         Trading securities..............           408.0             35.4              9.9            433.5
                                            ---------------   --------------   ---------------  --------------
       Total Equity Securities...........   $       503.7     $       37.6     $       10.8     $      530.5
                                            ===============   ==============   ===============  ==============

       December 31, 2005
       -----------------
       Fixed Maturities:
         Available for Sale:
           Corporate.....................   $    23,222.8     $      977.4     $      190.7     $   24,009.5
           Mortgage-backed...............         2,386.3              8.3             39.3          2,355.3
           U.S. Treasury, government
             and agency securities.......         1,448.7             37.5              7.6          1,478.6
           States and political
             subdivisions................           193.4             19.1               .3            212.2
           Foreign governments...........           238.2             40.9               .1            279.0
           Redeemable preferred stock....         1,605.5            104.9             10.2          1,700.2
                                            ---------------   --------------   ---------------  --------------
             Total Available for Sale....   $    29,094.9     $    1,188.1     $      248.2     $   30,034.8
                                            ===============   ==============   ===============  ==============

       Equity Securities:
         Available for sale..............   $        45.7     $        2.1     $         .4     $       47.4
         Trading securities..............           262.5             24.5              3.2            283.8
                                            ---------------   --------------   ---------------  --------------
       Total Equity Securities...........   $       308.2     $       26.6     $        3.6     $      331.2
                                            ===============   ==============   ===============  ==============

        At December 31, 2006 and 2005 respectively, the Company had trading fixed maturities with a amortized cost of $30.5 million and $30.5 million and carrying value of $31.6 million and $30.5 million. Gross unrealized gains on trading fixed maturities were $.5 million and zero for 2006 and 2005 respectively.

        For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2006 and 2005, securities without a readily ascertainable market value having an amortized cost of $4,417.0 million and $4,307.8 million, respectively, had estimated fair values of $4,518.5 million and $4,492.4 million, respectively.

        The contractual maturity of bonds at December 31, 2006 is shown below:

                                                                                        AVAILABLE FOR SALE
                                                                               -------------------------------------
                                                                                  AMORTIZED           ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)
       Due in one year or less..............................................    $      988.0       $       994.9
       Due in years two through five........................................         5,654.5             5,838.3
       Due in years six through ten.........................................        10,604.3            10,653.5
       Due after ten years..................................................         7,450.2             7,709.9
                                                                               -----------------   -----------------
           Subtotal.........................................................        24,697.0            25,196.6
       Mortgage-backed securities...........................................         1,931.1             1,895.5
                                                                               -----------------   -----------------
       Total................................................................    $   26,628.1       $    27,092.1
                                                                               =================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio. This review process includes a quarterly review of certain assets by the Insurance Group's Investments Under Surveillance Committee that evaluates whether any investments are other than temporarily impaired. Based on the analysis, a determination is made as to the ability of the issuer to service its debt obligations on an ongoing basis. If this ability is deemed to be other than temporarily impaired, then the appropriate provisions are taken.

        The following table discloses fixed maturities (1,769 issues) that have been in a continuous unrealized loss position for less than a twelve month period and greater than a twelve month period as of December 31, 2006:

                                  LESS THAN 12 MONTHS            12 MONTHS OR LONGER                   TOTAL
                             -------------------------------  ----------------------------   ----------------------------
                                                   GROSS                          GROSS                          GROSS
                                ESTIMATED       UNREALIZED      ESTIMATED      UNREALIZED      ESTIMATED      UNREALIZED
                                FAIR VALUE        LOSSES        FAIR VALUE       LOSSES        FAIR VALUE       LOSSES
                             --------------   --------------  -------------  -------------   -------------  -------------
                                                                    (IN MILLIONS)
   Fixed Maturities:
     Corporate.............  $   3,081.0      $     36.9      $   5,999.7    $    227.6      $   9,080.7    $    264.5
     Mortgage-backed.......        189.2             1.3          1,529.0          37.0          1,718.2          38.3
     U.S. Treasury,
       government and
       agency securities...         98.7              .2            447.0          10.2            545.7          10.4
     States and political
       subdivisions........          -                 -             25.9            .9             25.9            .9
     Foreign governments...          6.6              .1              9.5            .2             16.0            .3
     Redeemable
       preferred stock.....        174.0             2.4            495.9          17.2            669.9          19.6
                             --------------   --------------  -------------  -------------   -------------  -------------

   Total Temporarily
     Impaired Securities ..  $   3,549.5      $     40.9      $   8,507.0    $    293.1      $  12,056.4    $    334.0
                             ==============   ==============  =============  =============   =============  =============

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting primarily of public high yield bonds. These corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or NAIC designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2006, approximately $656.0 million or 2.3% of the $28,507.9 million aggregate amortized cost of fixed maturities held by the Company was considered to be other than investment grade.

        At December 31, 2006, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $3.1 million.

        Mortgage Loans
        --------------

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $65.0 and $65.3 million at December 31, 2006 and 2005, respectively. Gross interest income on these loans included in net investment income aggregated $4.1 million, $5.0 million and $6.9 million in 2006, 2005 and 2004, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $4.8 million, $6.0 million and $8.5 million in 2006, 2005 and 2004, respectively.

        Impaired mortgage loans along with the related investment valuation allowances for losses follow:

                                                                                         DECEMBER 31,
                                                                            ----------------------------------------
                                                                                   2006                  2005
                                                                            ------------------   -------------------
                                                                                         (IN MILLIONS)
        Impaired mortgage loans with investment valuation allowances.......   $      76.8          $      78.3
        Impaired mortgage loans without investment valuation allowances....            .1                  4.5
                                                                            ------------------   -------------------
        Recorded investment in impaired mortgage loans.....................          76.9                 82.8
        Investment valuation allowances....................................         (11.3)               (11.8)
                                                                            ------------------   -------------------
        Net Impaired Mortgage Loans........................................   $      65.6          $      71.0
                                                                            ==================   ===================

        During 2006, 2005 and 2004, respectively, the Company's average recorded investment in impaired mortgage loans was $78.8 million, $91.2 million and $148.3 million. Interest income recognized on these impaired mortgage loans totaled $4.5 million, $8.9 million and $11.0 million for 2006, 2005 and 2004, respectively.

        Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2006 and 2005, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $65.5 million and $71.1 million.

        Equity Real Estate
        ------------------

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2006 and 2005, the Company owned $204.8 million and $217.8 million, respectively, of real estate acquired in satisfaction of debt. During 2006, 2005 and 2004, no real estate was acquired in satisfaction of debt.

        Accumulated depreciation on real estate was $232.1 million and $214.1 million at December 31, 2006 and 2005, respectively. Depreciation expense on real estate totaled $21.6 million, $22.6 million and $20.8 million for 2006, 2005 and 2004, respectively.

        Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                  2006             2005              2004
                                                            ---------------  ---------------   --------------
                                                                               (IN MILLIONS)
        Balances, beginning of year........................   $     11.8       $      11.3      $     20.5
        Additions charged to income........................         10.1               3.6             3.9
        Deductions for writedowns and
          asset dispositions...............................          (.9)             (3.1)          (13.1)
                                                            ---------------  ---------------   --------------
        Balances, End of Year..............................   $     21.0       $      11.8      $     11.3
                                                            ===============  ===============   ==============

        Balances, end of year comprise:
          Mortgage loans on real estate....................   $     11.3       $      11.8       $     11.3
          Equity real estate...............................          9.7               -                -
                                                            ---------------  ---------------   --------------
        Total..............................................   $     21.0       $      11.8       $     11.3
                                                            ===============  ===============   ==============

        Equity Method Investments
        -------------------------

        Included in other equity investments, are interests in limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $1,272.2 million and $1,028.6 million, respectively, at December 31, 2006 and 2005. Included in equity real estate are interests in real estate joint ventures accounted for under the equity method with a total carrying value of $70.9 million and $119.6 million, respectively, at December 31, 2006 and 2005. The Company's total equity in net earnings (losses) for these real estate joint ventures and limited partnership interests was $169.6 million, $157.2 million and $66.2 million, respectively, for 2006, 2005 and 2004.

        Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (6 and 8 individual ventures at December 31, 2006 and 2005, respectively) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2006                2005
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)
       BALANCE SHEETS
       Investments in real estate, at depreciated cost........................  $     421.7         $     527.4
       Investments in securities, generally at estimated fair value...........         94.6               118.4
       Cash and cash equivalents..............................................          9.7                27.5
       Other assets...........................................................         22.3                18.6
                                                                               -----------------   -----------------
       Total Assets...........................................................  $     548.3         $     691.9
                                                                               =================   =================

       Borrowed funds - third party...........................................  $     278.1         $     282.7
       Other liabilities......................................................          6.8                12.4
                                                                               -----------------   -----------------
       Total liabilities......................................................        284.9               295.1
                                                                               -----------------   -----------------

       Partners' capital......................................................        263.4               396.8
                                                                               -----------------   -----------------
       Total Liabilities and Partners' Capital................................  $     548.3         $     691.9
                                                                               =================   =================

       The Company's Carrying Value in These Entities Included Above..........  $      78.7         $     135.6
                                                                               =================   =================


                                                                  2006             2005              2004
                                                            ---------------  ---------------   --------------
                                                                              (IN MILLIONS)

        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............   $       88.5     $    98.2           $  95.2
        Net revenues of other limited
          partnership interests............................           (1.3)          6.3              19.8
        Interest expense - third party.....................          (18.5)        (18.2)            (16.9)
        Other expenses.....................................          (53.7)        (62.2)            (64.0)
                                                            ---------------  ---------------   --------------
        Net Earnings.......................................   $       15.0     $    24.1           $  34.1
                                                            ===============  ===============   ==============

        The Company's Equity in Net Earnings of These
          Entities Included Above..........................   $       14.4     $    11.6           $  11.0
                                                            ===============  ===============   ==============

        Derivatives
        -----------

        At December 31, 2006, the Company had open exchange-traded futures positions on the S&P 500, Russell 1000, NASDAQ 100 and European, Australasia, Far East ("EAFE") indices, having initial margin requirements of $140.7 million. Contracts are net settled daily. At December 31, 2006, the Company had open exchange-traded futures positions on the 10-year U.S. Treasury Note, having initial margin requirements of $4.2 million.

        The outstanding notional amounts of derivative financial instruments purchased and sold at December 31, 2006 and 2005 were:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2006                2005
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)
       Notional Amount by Derivative Type:
          Options:
              Floors.........................................................   $     32,000        $    24,000
              Exchange traded U.S. Treasuries and equity index futures.......          3,536              2,208
                                                                               -----------------   -----------------
          Total..............................................................   $     35,536        $    26,208
                                                                               =================   =================

        At December 31, 2006 and 2005 and during the years then ended, there were no financial instruments that contained implicit or explicit terms that met the definitions of an embedded derivative component that needed to be separated from the host contract and accounted for as a derivative under the provisions of SFAS No. 133.

4)      GOODWILL AND OTHER INTANGIBLE ASSETS

        The carrying value of goodwill related to the AllianceBernstein totaled $3.4 billion at December 31, 2006 and 2005.

        The gross carrying amount of AllianceBernstein related intangible assets were $563.7 million and $564.1 million at December 31, 2006 and 2005, respectively and the accumulated amortization of these intangible assets were $232.1 million and $208.5 million at December 31, 2006 and 2005, respectively. Amortization expense related to the AllianceBernstein intangible assets totaled $23.6 million, $23.5 million and $22.9 million for 2006, 2005 and 2004, respectively.

        At December 31, 2006 and 2005, respectively, net deferred sales commissions totaled $194.9 million and $196.6 million and are included within the Investment Management segment's Other assets. The estimated amortization expense of deferred sales commissions based on the December 31, 2006 net balance for each of the next five years is $77.8 million, $54.1 million, $39.3 million, $18.3 million and $4.9 million.

5)      FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

        The carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 6, 10 and 16 of Notes to Consolidated Financial Statements are presented below:

                                                                           DECEMBER 31,
                                                --------------------------------------------------------------------
                                                             2006                                2005
                                                --------------------------------   ---------------------------------
                                                   CARRYING        ESTIMATED          Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value          Fair Value
                                                ---------------  ---------------   ---------------  ----------------
                                                                           (IN MILLIONS)
        Consolidated:
        ------------
        Mortgage loans on real estate..........   $   3,240.7      $   3,285.7       $   3,233.9       $   3,329.0
        Other limited partnership interests....       1,262.6          1,262.6           1,015.2           1,015.2
        Policy loans...........................       3,898.1          4,252.9           3,824.2           4,245.6
        Policyholders liabilities:
          Investment contracts.................      17,092.5         17,106.0          18,021.0          18,289.1
        Long-term debt.........................         199.8            229.7             207.4             240.2

        Closed Block:
        ------------
        Mortgage loans on real estate..........   $     809.4      $     827.8       $     930.3       $     957.7
        Other equity investments...............           2.2              2.2               3.3               3.3
        Policy loans...........................       1,233.1          1,372.8           1,284.4           1,454.1
        SCNILC liability.......................          10.4             10.3              11.4              11.6

        Wind-up Annuities:
        -----------------
        Mortgage loans on real estate..........   $       2.9      $       3.0       $       6.7       $       7.1
        Other equity investments...............           2.3              2.3               3.1               3.1
        Guaranteed interest contracts..........           5.8              6.0               6.5               6.4
        Long-term debt.........................         101.7            101.7             101.7             101.7

6)      CLOSED BLOCK

        Summarized financial information for the Closed Block follows:

                                                                                DECEMBER 31,         December 31,
                                                                                    2006                 2005
                                                                              ----------------     -----------------
                                                                                         (IN MILLIONS)
        CLOSED BLOCK LIABILITIES:
        Future policy benefits, policyholders' account balances and other....   $    8,759.5       $     8,866.1
        Policyholder dividend obligation.....................................            3.2                73.7
        Other liabilities....................................................           29.1                28.6
                                                                              ----------------    -----------------
        Total Closed Block liabilities.......................................        8,791.8             8,968.4
                                                                              ----------------    -----------------
        ASSETS DESIGNATED TO THE CLOSED BLOCK:
        Fixed maturities, available for sale, at estimated fair value
          (amortized cost of $5,967.6 and $5,761.5)..........................        6,019.4             5,908.7
        Mortgage loans on real estate........................................          809.4               930.3
        Policy loans.........................................................        1,233.1             1,284.4
        Cash and other invested assets.......................................            6.8                56.2
        Other assets.........................................................          286.2               304.4
                                                                              ----------------    -----------------
        Total assets designated to the Closed Block..........................        8,354.9             8,484.0
                                                                              ----------------    -----------------
        Excess of Closed Block liabilities over assets designated to
           the Closed Block..................................................          436.9               484.4

        Amounts included in accumulated other comprehensive income:
           Net unrealized investment gains, net of deferred income tax expense of $17.0 and $25.7 and policyholder dividend
             obligations of $3.2 and $73.7...................................           31.6                47.8
                                                                              ----------------    -----------------
        Maximum Future Earnings To Be Recognized From Closed Block
           Assets and Liabilities............................................   $      468.5       $       532.2
                                                                              ================    =================


        Closed Block revenues and expenses as follow:

                                                                  2006         2005           2004
                                                             ------------  ------------   -----------
                                                                          (IN MILLIONS)

      REVENUES:
      Premiums and other income............................   $   428.1     $  449.3       $  471.0
      Investment income (net of investment
         expenses of $0.1, $0, and $0.3)...................       520.2        525.9          554.8
      Investment gains, net................................         1.7          1.2           18.6
                                                             ------------  ------------   -----------
      Total revenues.......................................       950.0        976.4        1,044.4
                                                             ------------  ------------   -----------

      BENEFITS AND OTHER DEDUCTIONS:
      Policyholders' benefits and dividends................       852.2        842.5          883.8
      Other operating costs and expenses...................         3.0          3.4            3.5
                                                             ------------  ------------   -----------
      Total benefits and other deductions..................       855.2        845.9          887.3
                                                             ------------  ------------   -----------

      Net revenues before income taxes.....................        94.8        130.5          157.1
      Income tax expense...................................       (31.1)       (45.6)         (56.4)
                                                             ------------  ------------   -----------
      Net Revenues.........................................   $    63.7     $   84.9       $  100.7
                                                             ============  ============   ===========


        Reconciliation of the policyholder dividend obligation follows:

                                                                                         DECEMBER 31,
                                                                               ------------------------------
                                                                                     2006             2005
                                                                               ---------------   ------------
                                                                                         (IN MILLIONS)
       Balance at beginning of year........................................     $      73.7       $ 264.3
       Unrealized investment losses........................................           (70.5)       (190.6)
                                                                               ---------------   -----------
       Balance at End of Year .............................................     $       3.2       $  73.7
                                                                               ===============   ===========

        Impaired mortgage loans along with the related investment valuation allowances follow:

                                                                                          DECEMBER 31,
                                                                               -----------------------------
                                                                                     2006          2005
                                                                               --------------   ------------
                                                                                         (IN MILLIONS)
       Impaired mortgage loans with investment valuation allowances........     $      17.8       $ 59.1
       Impaired mortgage loans without investment valuation allowances.....              .1          4.0
                                                                               ---------------   -----------
       Recorded investment in impaired mortgage loans......................            17.9         63.1
       Investment valuation allowances.....................................            (7.3)        (7.1)
                                                                               ---------------   -----------
       Net Impaired Mortgage Loans.........................................     $      10.6       $ 56.0
                                                                               ===============   ===========

        During 2006, 2005 and 2004, the Closed Block's average recorded investment in impaired mortgage loans was $59.9 million, $61.0 million and $62.6 million, respectively. Interest income recognized on these impaired mortgage loans totaled $3.3 million, $4.1 million and $4.7 million for 2006, 2005 and 2004, respectively.

        Valuation allowances amounted to $7.3 million and $7.1 million on mortgage loans on real estate at December 31, 2006 and 2005, respectively. Writedowns of fixed maturities amounted to $1.4 million, $7.7 million and $10.8 million for 2006, 2005 and 2004, respectively.

7)      CONTRACTHOLDER BONUS INTEREST CREDITS

        Changes in the deferred asset for contractholder bonus interest credits are as follows:

                                                                                           DECEMBER 31,
                                                                               ------------------------------
                                                                                     2006             2005
                                                                               ---------------    -----------
                                                                                         (IN MILLIONS)
       Balance, beginning of year..........................................     $     555.0         $ 461.0
       Contractholder bonus interest credits deferred .....................           155.4           142.4
       Amortization charged to income .....................................           (59.7)          (48.4)
                                                                               ---------------   ------------
       Balance, End of Year ...............................................     $     650.7         $ 555.0
                                                                               ===============   ============

8)      GMDB, GMIB AND NO LAPSE GUARANTEE FEATURES

        A) Variable Annuity Contracts - GMDB and GMIB
           ------------------------------------------

        The Company has certain variable annuity contracts with GMDB and GMIB features in-force that guarantee one of the following:

        o Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

        o Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

        o  Roll-Up:  the benefit is the greater of current  account value or
           premiums  paid   (adjusted  for   withdrawals)   accumulated   at
           contractually specified interest rates up to specified ages; or

        o Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

        The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities:


                                                                  GMDB          GMIB            TOTAL
                                                             --------------  -----------    ------------
                                                                               (IN MILLIONS)

       Balance at January 1, 2004.........................   $      69.3      $  85.6        $ 154.9
         Paid guarantee benefits..........................         (46.8)        -             (46.8)
         Other changes in reserve.........................          45.1         32.0           77.1
                                                            ---------------  ------------   ------------
       Balance at December 31, 2004.......................          67.6        117.6          185.2
         Paid guarantee benefits..........................         (39.6)        (2.2)         (41.8)
         Other changes in reserve.........................          87.2         58.2          145.4
                                                            ---------------  ------------   ------------
       Balance at December 31, 2005.......................         115.2        173.6          288.8
         Paid guarantee benefits..........................         (31.6)        (3.3)         (34.9)
         Other changes in reserve.........................          80.1         58.0          138.1
                                                            ---------------  ------------   ------------
       Balance at December 31, 2006.......................   $     163.7      $  228.3       $ 392.0
                                                            ===============  ============   ============

        Related GMDB reinsurance ceded amounts were:

                                                                   GMDB
                                                             -----------------

        Balance at January 1, 2004.........................   $      17.2
          Paid guarantee benefits..........................         (12.9)
          Other changes in reserve.........................           6.0
                                                             -----------------
        Balance at December 31, 2004.......................          10.3
          Paid guarantee benefits..........................         (12.1)
          Other changes in reserve.........................          24.5
                                                             -----------------
        Balance at December 31, 2005.......................          22.7
          Paid guarantee benefits..........................          (9.1)
          Other changes in reserve.........................          10.0
                                                             -----------------
        Balance at December 31, 2006.......................   $      23.6
                                                             =================

        The December 31, 2006 values for those variable annuity contracts in-force on such date with GMDB and GMIB features are presented in the following table. For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values. For contracts with the GMIB feature, the net amount at risk in the event of annuitization is the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship exclusive:

        between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. Since variable annuity contracts with GMDB guarantees may also offer GMIB guarantees in the same contract, the GMDB and GMIB amounts listed are not mutually

                                                  RETURN
                                                    OF
                                                  PREMIUM         RATCHET         ROLL-UP          COMBO           TOTAL
                                               -------------- ----------------  -------------   -------------  ---------------
                                                                        (DOLLARS IN MILLIONS)
      GMDB:
      -----
        Account values invested in:
           General Account..................   $   11,331      $      408       $     319      $      646       $    12,704
           Separate Accounts................   $   25,633      $    7,856       $   7,653      $   23,165       $    64,307
        Net amount at risk, gross...........   $      302      $      234       $   1,447      $       41       $     2,024
        Net amount at risk, net of
           amounts reinsured................   $      302      $      164       $     883      $       41       $     1,390
        Average attained age of
           contractholders..................         49.5            61.0            64.3            61.2              52.6
        Percentage of contractholders
          over age 70.......................          7.5%           22.6%           33.6%           21.2%             11.8%
        Range of contractually specified
           interest rates...................         N/A              N/A            3%-6%           3%-6%

      GMIB:
      -----
        Account values invested in:
           General Account..................         N/A              N/A       $      87       $     882       $       969
           Separate Accounts................         N/A              N/A       $   5,248       $  31,736       $    36,984
        Net amount at risk, gross...........         N/A              N/A       $     277       $      -        $       277
        Net amount at risk, net of
           amounts reinsured................         N/A              N/A       $      71       $      -        $        71
        Weighted average years remaining
           until earliest annuitization.....         N/A              N/A             2.4             8.4               7.4
        Range of contractually specified
           interest rates...................         N/A              N/A            3%-6%            3%-6%

        B) Separate Account Investments by Investment Category Underlying GMDB
           -------------------------------------------------------------------
           and GMIB Features
           -----------------

        The total account values of variable annuity contracts with GMDB and GMIB features include amounts allocated to the guaranteed interest option which is part of the General Account and variable investment options which invest through Separate Accounts in variable insurance trusts. The following table presents the aggregate fair value of assets, by major investment category, held by Separate Accounts that support variable annuity contracts with GMDB and GMIB benefits and guarantees. The investment performance of the assets impacts the related account values and, consequently, the net amount of risk associated with the GMDB and GMIB benefits and guarantees. Since variable annuity contracts with GMDB benefits and guarantees may also offer GMIB benefits and guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:

               INVESTMENT IN VARIABLE INSURANCE TRUST MUTUAL FUNDS

                                                                                   DECEMBER 31,   December 31,
                                                                                       2006           2005
                                                                                  -------------   -------------
                                                                                          (IN MILLIONS)
       GMDB:
          Equity.............................................................      $    42,885     $  35,857
          Fixed income.......................................................            4,438         4,353
          Balanced...........................................................           14,863         9,121
          Other..............................................................            2,121         1,813
                                                                                  --------------  -------------
          Total..............................................................      $    64,307     $  51,144
                                                                                  ==============  =============
       GMIB:
          Equity.............................................................      $    22,828     $  17,540
          Fixed income.......................................................            2,727         2,608
          Balanced...........................................................           10,439         5,849
          Other..............................................................              990           680
                                                                                  --------------  -------------
          Total..............................................................      $    36,984     $  26,677
                                                                                  ==============  =============

        C) Hedging Programs for GMDB and GMIB Features
           -------------------------------------------

        In 2003, the Company initiated a program intended to provide an economic hedge against certain risks associated with the GMDB feature of the Accumulator(R) series of variable annuity products sold beginning April 2002. In 2004, the program was expanded to provide an economic hedge against certain risks associated with the GMIB feature of the Accumulator(R) series of variable annuity products sold beginning 2004. This program currently utilizes exchange-traded futures contracts that are dynamically managed in an effort to reduce the economic impact of unfavorable changes in GMDB and GMIB exposures attributable to movements in the equity and fixed income markets. At December 31, 2006, the total account value and net amount at risk of the hedged Accumulator(R) series of variable annuity contracts were $41,597 million and $52 million, respectively, with the GMDB feature and $24,409 million and zero million, respectively, with the GMIB feature.

        Although these programs are designed to provide economic protection against the impact adverse market conditions may have with respect to GMDB and GMIB guarantees, they do not qualify for hedge accounting treatment under SFAS No. 133. Therefore, SFAS No. 133 requires gains or losses on the futures contracts used in these programs, including current period changes in fair value, to be recognized in investment income in the period in which they occur, and may contribute to earnings volatility.

        D)  Variable and Interest-Sensitive Life Insurance Policies - No Lapse
            ------------------------------------------------------------------
            Guarantee
            ---------

        The no lapse guarantee feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due. The no lapse guarantee remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements.

        The following table summarizes the no lapse guarantee liabilities reflected in the General Account in future policy benefits and other policyholders liabilities, and related reinsurance ceded:

                                                                DIRECT       REINSURANCE
                                                               LIABILITY         CEDED           NET
                                                             ------------   --------------   ------------
                                                                             (IN MILLIONS)
       Balance at January 1, 2004.........................    $   37.4        $   -            $  37.4
         Impact of adoption of SOP 03-1...................       (23.4)           (1.7)          (25.1)
         Other changes in reserve.........................         6.5            (4.4)            2.1
                                                             ------------   --------------   -------------
       Balance at December 31, 2004.......................        20.5            (6.1)           14.4
         Other changes in reserve.........................        14.3           (14.3)              -
                                                             ------------   --------------   -------------
       Balance at December 31, 2005.......................        34.8           (20.4)           14.4
         Other changes in reserve.........................        32.0           (27.5)            4.5
                                                             ------------   --------------   -------------
       Balance at December 31, 2006.......................    $   66.8        $  (47.9)        $  18.9
                                                             ============   ==============   =============

9)      REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

        The Insurance Group reinsures most of its new variable life, universal life and term life policies on an excess of retention basis. The Insurance Group maintains a maximum retention on single life policies of $25 million and on second-to-die policies of $30 million with the excess 100% reinsured. For certain segments of its business, the Insurance Group ceded 40% of the business underwritten by AXA Equitable on a guaranteed or simplified issue basis was ceded on a yearly renewable term basis. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases. Likewise, certain risks that would otherwise be reinsured on a proportional basis have been retained.

        At December 31, 2006, the Company had reinsured in the aggregate approximately 31.3% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 74% of its current liability exposure resulting from the GMIB feature. See Note 8 of Notes to Consolidated Financial Statements.

        Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, considered derivatives under SFAS No. 133, at December 31, 2006 and 2005 were $117.8 million and $132.6 million, respectively. The (decrease) increase in estimated fair value was $(14.8) million, $42.6 million and $61.0 million for 2006, 2005 and 2004, respectively.

        At December 31, 2006 and 2005, respectively, reinsurance recoverables related to insurance contracts amounted to $2.69 billion and $2.60 billion. Reinsurance payables related to insurance contracts totaling $54.2 million and $39.7 million are included in other liabilities in the consolidated balance sheets.

        The Insurance Group cedes substantially all of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $262.6 million and $288.4 million at December 31, 2006 and 2005, respectively.

        The Insurance Group also cedes a portion of its extended term insurance and paid up life insurance and substantially all of its individual disability income business through various coinsurance agreements.

        In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life reinsurance from professional reinsurers. The Insurance Group has also assumed accident, health, aviation and space risks by participating in or reinsuring various reinsurance pools and arrangements. Reinsurance assumed reserves at December 31, 2006 and 2005 were $644.4 million and $624.6 million, respectively.

        The following table summarizes the effect of reinsurance (excluding group life and health):

                                                                  2006             2005         2004
                                                             --------------   -------------- ----------
                                                                               (IN MILLIONS)

       Direct premiums....................................   $     854.6      $  901.0       $ 828.9
       Reinsurance assumed................................         196.1         170.1         191.2
       Reinsurance ceded..................................        (232.9)       (189.4)       (140.5)
                                                            ---------------  ------------   -----------
       Premiums                                              $     817.8      $  881.7       $ 879.6
                                                            ===============  ============   ===========
       Universal Life and Investment-type Product
         Policy Fee Income Ceded..........................   $     152.8      $  169.3       $ 134.8
                                                            ===============  ============   ===========
       Policyholders' Benefits Ceded......................   $     379.2      $  300.2       $ 361.0
                                                            ===============  ============   ===========
       Interest Credited to Policyholders' Account
         Balances Ceded...................................   $      53.8      $   50.9        $ 50.2
                                                            ===============  ============   ===========

        Individual Disability Income and Major Medical
        ----------------------------------------------
        Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $92.9 million and $91.2 million at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, respectively, $1,032.4 million and $1,043.9 million of DI reserves and associated liabilities were ceded through indemnity reinsurance agreements with a singular reinsurance group. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                                 2006          2005         2004
                                                            ------------  ------------  ------------
                                                                          (IN MILLIONS)
       Incurred benefits related to current year.........    $    35.8     $   35.6      $   35.0
       Incurred benefits related to prior years..........          9.9         50.3          12.8
                                                            ------------  ------------  ------------
       Total Incurred Benefits...........................    $    45.7     $   85.9      $   47.8
                                                            ============  ============  ============

       Benefits paid related to current year.............    $    14.0     $   14.8      $   12.9
       Benefits paid related to prior years..............         30.0         44.7          33.1
                                                            ------------  ------------  ------------
       Total Benefits Paid...............................    $    44.0     $   59.5      $   46.0
                                                            ============  ============  ============


10)     SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                                       DECEMBER 31,
                                                                              -----------------------------
                                                                                   2006            2005
                                                                              -------------    ------------
                                                                                       (IN MILLIONS)
       Short-term debt:
       Current portion of long-term debt...................................   $      -         $    399.7
       Promissory note, 5.27% .............................................       248.3             248.3
       AllianceBernstein commercial paper .................................       334.9              -
                                                                              ------------     -----------
       Total short-term debt...............................................       583.2             648.0
                                                                              ------------     -----------
       Long-term debt:
       AXA Equitable:
         Surplus Notes, 7.70%, due 2015....................................       199.8             199.8
                                                                              ------------     -----------
             Total AXA Equitable...........................................       199.8             199.8
                                                                              ------------     -----------
       AllianceBernstein:
         Other.............................................................          -                7.6
                                                                              ------------     -----------
             Total AllianceBernstein.......................................          -                7.6
                                                                              ------------     -----------
       Total long-term debt................................................       199.8             207.4
                                                                              ------------     -----------
       Total Short-term and Long-term Debt.................................   $   783.0        $    855.4
                                                                              ============     ===========

        Short-term Debt
        ---------------

        On July 9, 2004, AXA and certain of its subsidiaries, including AXA Financial, entered into a (euro)3.5 billion global revolving credit facility which matures July 9, 2009, with a group of 30 commercial banks and other lenders. Under the terms of the revolving credit facility, up to $500.0 million is available to AXA Financial for general corporate purposes.

        AXA Equitable has a $350.0 million, one-year promissory note, of which $101.7 million is included within Wind-up Annuities. The promissory note, which matures in March 2007, is related to wholly owned real estate. Certain terms of the promissory note, such as interest rate and maturity date, are negotiated annually.

        At December 31, 2006 and 2005, the Company had pledged real estate of $326.0 million and $320.8 million, respectively, as collateral for certain short-term debt.

        In August 2001, AllianceBernstein issued $400.0 million 5.625% notes pursuant to a shelf registration statement that originally permitted AllianceBernstein to issue up to $600.0 million in senior debt securities. AllianceBernstein currently has $200.0 million available under the shelf registration statement for future issuances. The proceeds from the AllianceBernstein notes were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes. The AllianceBernstein notes matured in August 2006. AllianceBernstein used cash flow from operations as well as proceeds from the issuance of commercial paper to retire the notes at maturity.

        In February 2006, AllianceBernstein entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders. The revolving credit facility is intended to provide back-up liquidity for AllianceBernstein's commercial paper program, which increased from $425.0 million to $800.0 million in May 2006. Under the revolving credit facility, the interest rate, at the option of AllianceBernstein, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal Funds rate. The revolving credit facility contains covenants that, among other things, require AllianceBernstein to meet certain financial ratios. AllianceBernstein was in compliance with the covenants as of December 31, 2006.

        As of December 31, 2006, AllianceBernstein maintained a $100.0 million extendible commercial notes ("ECN") program as a supplement to AllianceBernstein's commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support.

        In 2006, SCB LLC entered into four separate uncommitted credit facility agreements with various banks, each for $100.0 million. As of December 31, 2006, there were no amounts outstanding under these credit facilities. During the first quarter 2007, SCB LLC increased three of the agreements to $200.0 million each and entered into an additional agreement for $100.0 million with a new bank.

        Long-term Debt
        --------------

        At December 31, 2006, the Company was not in breach of any debt covenants.

11)     RELATED PARTY TRANSACTIONS

        The Company reimburses AXA Financial for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to AXA Financial of the benefits provided which totaled $53.5 million, $57.2 million and $55.0 million, respectively, for 2006, 2005 and 2004.

        The Company paid $767.2 million, $695.0 million and $658.8 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2006, 2005 and 2004. The Company charged AXA Distribution's subsidiaries $352.9 million, $324.4 million and $293.1 million, respectively, for their applicable share of operating expenses for 2006, 2005 and 2004, pursuant to the Agreements for Services.

        In September 2001, AXA Equitable loaned $400.0 million to AXA Insurance Holding Co. Ltd., a Japanese subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.

        In 2005, AXA Financial issued a note to AXA Equitable in the amount of $325.0 million with an interest rate of 6.00% and a maturity date of December 1, 2035. Interest on this note is payable semi-annually.

        In 2003, AXA Equitable entered into a reinsurance agreement with AXA Financial Reinsurance Company (Bermuda), LTD ("AXA Bermuda"), an indirect, wholly owned subsidiary of AXA Financial, to cede certain term insurance policies written after December 2002. AXA Equitable ceded $91.9 million, $57.9 million and $28.6 million of premiums and $49.1 million, $26.3 million and $16.4 million of reinsurance reserves to AXA Bermuda in 2006, 2005 and 2004, respectively.

        Various AXA affiliates cede a portion of their life and health insurance business through reinsurance agreements to AXA Cessions, an AXA affiliated reinsurer. AXA Cessions, in turn, retrocedes a quota share portion of these risks to AXA Equitable on a one-year term basis. Premiums earned in 2006 under this arrangement totaled approximately $1.1 million.

        Both AXA Equitable and AllianceBernstein, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements that include technology and professional development arrangements. Payments by AXA Equitable and AllianceBernstein to AXA under such agreements totaled approximately $28.8 million, $32.8 million and $30.2 million in 2006, 2005 and 2004, respectively. Payments by AXA and AXA affiliates to AXA Equitable under such agreements totaled $27.9 million, $30.4 million and $38.9 million in 2006, 2005 and 2004, respectively. Included in the payments by AXA and AXA affiliates to the Company are $12.6 million, $12.7 million and $12.7 million from AXA Tech, which represent the net amount of payments resulting from services and facilities provided by the Company to AXA Tech of $111.0 million, $110.9 million and $106.4 million less the payments for services provided from AXA Tech to the Company of $98.4 million, $98.2 million and $93.7 million for 2006, 2005 and 2004, respectively.

        Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by AllianceBernstein. These revenues are described below:

                                                                   2006               2005               2004
                                                             -----------------   ----------------  ------------------
                                                                                  (IN MILLIONS)

        Investment advisory and services fees..............   $       840.5       $       728.5     $        744.7
        Distribution revenues..............................           421.0               397.8              447.3
        Other revenues - shareholder servicing fees........            97.2                99.3              116.0
        Other revenues - other.............................             6.9                 8.0                8.8
        Institutional research services....................             1.4                 3.5                5.3


12)     EMPLOYEE BENEFIT PLANS

        The Company (other than AllianceBernstein) sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. These pension plans are non-contributory and their benefits are based on a cash balance formula and/or, for certain participants, years of service and final average earnings over a specified period in the plans. AllianceBernstein maintains a qualified, non-contributory, defined benefit retirement plan covering current and former employees who were employed by AllianceBernstein in the United States prior to October 2, 2000. AllianceBernstein's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company uses a December 31 measurement date for its pension and postretirement plans.

        Generally, the Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company made cash contributions of $4.3 million in 2006. No significant cash contributions to the Company's qualified plans are expected to be required to satisfy their minimum funding requirements for 2007.

        Components of net periodic pension expense for the Company's qualified and non-qualified plans were as follows:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (In Millions)
       Service cost.......................................   $        37.6      $        36.0       $       34.6
       Interest cost on projected benefit obligations.....           122.1              123.7              121.9
       Expected return on assets..........................          (184.8)            (173.7)            (170.9)
       Net amortization and deferrals.....................            81.0               78.8               64.7
                                                            -----------------  -----------------   -----------------
       Net Periodic Pension Expense.......................   $        55.9      $        64.8       $       50.3
                                                            =================  =================   =================

        The plans' projected benefit obligations under the Company's qualified and non-qualified plans were comprised of:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2006                2005
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)
       Benefit obligations, beginning of year.................................  $     2,365.5       $    2,212.0
       Service cost...........................................................           30.6               30.0
       Interest cost..........................................................          122.1              123.7
       Actuarial (gains) losses ..............................................          (64.7)             128.7
       Benefits paid..........................................................         (159.2)            (128.9)
                                                                               -----------------   -----------------
       Benefit Obligations, End of Year.......................................  $     2,294.3       $    2,365.5
                                                                               =================   =================

        At December 31, 2006, the Company adopted SFAS No. 158, requiring recognition, in the consolidated balance sheet, of the funded status of its defined benefit pension plans, measured as the difference between plan assets at fair value and the projected benefit obligations. The following table discloses the change in plan assets and the reconciliation of the funded status of the Company's qualified plans to amounts included in the accompanying consolidated balance sheets:

                                                                                             DECEMBER 31,
                                                                                  -----------------------------------
                                                                                       2006               2005
                                                                                  ----------------  -----------------
                                                                                            (IN MILLIONS)
       Plan assets at fair value, beginning of year.............................. $    2,278.5       $     2,126.7
       Actual return on plan assets..............................................        282.0               208.9
       Contributions.............................................................          4.3                78.5
       Benefits paid and fees....................................................       (168.8)             (135.6)
                                                                                  ----------------  -----------------
       Plan assets at fair value, end of year....................................      2,396.0             2,278.5
       Projected benefit obligations.............................................      2,294.3             2,365.5
                                                                                  ----------------  -----------------
       Overfunding (underfunding) of plan assets over
         projected benefit obligations...........................................        101.7               (87.0)
       Unrecognized prior service cost...........................................          -                 (24.4)
       Unrecognized net loss from past experience different
         from that assumed.......................................................          -                 957.3
       Unrecognized net asset at transition......................................          -                  (1.0)
                                                                                  ----------------  -----------------
       Prepaid Pension Cost, Net................................................. $      101.7       $       844.9
                                                                                  ================  =================

        Prepaid and accrued pension costs were $133.1 million and $31.4 million, respectively, at December 31, 2006 and $868.3 million and $23.4 million, respectively, at December 31, 2005. The aggregate projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $84.7 million and $53.3 million, respectively, at December 31, 2006, and $2,365.5 million and $2,278.5 million, respectively, at December 31, 2005. The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $68.4 million and $53.3 million, respectively, at December 31, 2006, and $66.9 million and $47.4 million, respectively, at December 31, 2005. The accumulated benefit obligations for all defined benefit pension plans were $2,226.8 million and $2,290.0 million at December 31, 2006 and 2005, respectively.

        The following table illustrates the incremental line-by-line effect of applying SFAS No. 158 for the pension plans in the December 31, 2006 consolidated balance sheet:

                                                                 Before                                 After
                                                              Application                            Application
                                                                of SFAS                                of SFAS
                                                                 No.158           Adjustments           No.158
                                                            -----------------  -----------------   -----------------
                                                                                 (In Millions)

       Other assets ......................................   $       3,753.0    $      (684.2)      $    3,068.8
       Total assets.......................................         149,970.3           (684.2)         149,286.1
       Income taxes payable...............................           3,216.9           (242.7)           2,974.2
       Other liabilities..................................           1,803.8             12.0            1,815.8
       Minority interest in equity of consolidated
           subsidiaries...................................           2,293.9             (4.0)           2,289.9
       Total liabilities..................................         140,038.4           (234.7)         139,803.7
       Accumulated other comprehensive income.............             282.2           (449.5)            (167.3)
       Total shareholder' equity..........................           9,931.9           (449.5)           9,482.4

        The following table discloses the amounts included in accumulated other comprehensive income at December 31, 2006 that have not yet been recognized as components of net periodic pension cost:

                                                                                                  DECEMBER 31,
                                                                                                      2006
                                                                                              --------------------
                                                                                                  (IN MILLIONS)
       Unrecognized net actuarial loss ....................................................    $       710.7
       Unrecognized prior service cost (credit)............................................            (18.8)
       Unrecognized net transition obligation (asset)......................................              (.8)
                                                                                              --------------------
            Total .........................................................................    $       691.1
                                                                                              ====================

        The estimated net loss, prior service cost, and net transition asset to be reclassified from accumulated other comprehensive income and recognized as components of net periodic pension cost over the next year are $59.7 million, $(5.6) million, and zero, respectively. The following table discloses the estimated fair value of plan assets and the percentage of estimated fair value to total plan assets for the qualified plans of the Company at December 31, 2006 and 2005.

                                                                               DECEMBER 31,
                                                         ----------------------------------------------------------
                                                                   2006                           2005
                                                         ----------------------------------------------------------
                                                                               (IN MILLIONS)
                                                                ESTIMATED                    Estimated
                                                                FAIR VALUE         %         Fair Value      %
                                                         ---------------------   -----    ---------------  ------
       Corporate and government debt securities........    $          429.8       18.0    $     452.3        19.9
       Equity securities...............................             1,720.7       71.8        1,526.5        67.0
       Equity real estate .............................               245.5       10.2          221.8         9.7
       Short-term investments..........................                 -          -            77.9         3.4
       Other...........................................                 -          -             -            -
                                                         ---------------------   -----    ---------------   -----
       Total Plan Assets...............................    $        2,396.0      100.0    $   2,278.5       100.0
                                                         =====================   =====    ===============   =====

        The primary investment objective of the plans of the Company is to maximize return on assets, giving consideration to prudent risk. The asset allocation is designed with a long-term investment horizon, based on target investment of 65% equities, 25% fixed income and 10% real estate. Emphasis is given to equity investments, given their higher expected rate of return. Fixed income investments are included to provide less volatile return. Real estate investments offer diversity to the total portfolio and long-term inflation protection.

        A secondary investment objective of the plans of the Company is to minimize variation in annual net periodic pension cost over the long term and to fund as much of the future liability growth as practical. Specifically, a reasonable total rate of return is defined as income plus realized and unrealized capital gains and losses such that the growth in projected benefit obligation is less than the return on investments plus contributions.

        The assumed discount rates for measurement of the benefit obligations at December 31, 2006 and 2005 each reflect the rates at which pension benefits then could be effectively settled. Specifically at December 31, 2006, projected nominal cash outflows to fund expected annual benefits payments under the Company's qualified and non-qualified pension and postretirement benefit plans were discounted using a published high-quality bond yield curve. The discount rate of 5.75% disclosed below as having been used to measure the benefits obligation at December 31, 2006 represents the level equivalent discount rate that produces the same present value measure of the benefits obligation as the aforementioned discounted cash flow analysis. The following table discloses the weighted-average assumptions used to measure the Company's pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2006 and 2005.

                                                                                     AXA FINANCIAL GROUP
                                                                               --------------------------------
                                                                                   2006               2005
                                                                                   ----               ----
       Discount rate:
         Benefit obligation...............................................        5.75%              5.25%
         Periodic cost....................................................        5.25%              5.75%

       Rate of compensation increase:
         Benefit obligation and periodic cost.............................        6.00%              6.00%

       Expected long-term rate of return on plan assets (periodic cost)...        8.50%              8.50%

        As noted above, the pension plans' target asset allocation is 65% equities, 25% fixed maturities, and 10% real estate. Management reviewed the historical investment returns and future expectations of returns from these asset classes to conclude that a long-term expected rate of return of 8.5% is reasonable.

        Prior to 1987, the pension plan funded participants' benefits through the purchase of non-participating annuity contracts from AXA Equitable. Benefit payments under these contracts were approximately $20.3 million, $21.7 million and $23.2 million for 2006, 2005 and 2004, respectively.

        The following table sets forth an estimate of future benefits expected to be paid in each of the next five years, beginning January 1, 2007, and in the aggregate for the five years thereafter. These estimates are based on the same assumptions used to measure the respective benefit obligations at December 31, 2006 and include benefits attributable to estimated future employee service.

                                               PENSION BENEFITS
                                               ----------------
                                                (IN MILLIONS)

                   2007.....................   $    165.1
                   2008.....................        174.1
                   2009.....................        177.2
                   2010.....................        179.2
                   2011.....................        180.3
                   Years 2012 -2016.........        914.4

        AllianceBernstein maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The AllianceBernstein Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to AllianceBernstein in amounts equal to benefits paid under the AllianceBernstein Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, AllianceBernstein adopted SCB Deferred Compensation Award Plan ("SCB Plan") and agreed to invest $96.0 million per annum for three years to fund purchases of AllianceBernstein Holding L.P. ("AllianceBernstein Holding") units or an AllianceBernstein sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or hired to replace them. The Company has recorded compensation and benefit expenses in connection with these deferred compensation plans totaling $243.8 million, $186.2 million and $146.7 million for 2006, 2005 and 2004, respectively.

13)     SHARE-BASED COMPENSATION

        AXA and AXA Financial sponsor various share-based compensation plans for eligible employees and associates of AXA Financial and its subsidiaries, including the Company. AllianceBernstein also sponsors its own unit option plans for certain of its employees. Activity in these share-based plans in the discussions that follow relates to awards granted to eligible employees and associates of AXA Financial and its subsidiaries under each of these plans in the aggregate, except where otherwise noted.

        For 2006, the Company recognized $24.8 million of compensation costs under SFAS No. 123(R) for employee stock options, including $16.9 million resulting from unvested awards at January 1, 2006. On March 31, 2006, 3.8 million nonstatutory stock options to purchase AXA ordinary shares were awarded under The AXA Stock Option Plans for AXA Financial Employees and Associates, of which approximately 2.6 million have a four year graded vesting schedule, with one-third vesting on each of the second, third and fourth anniversaries of the grant date and approximately 1.2 million have a 4-year cliff-vesting term. The cost of that award is attributed over the shorter of the employees' four year service-vesting term or to the date at which retirement eligibility is achieved and subsequent service no longer is required for continued vesting of the award. All of the options granted on March 31, 2006 have a 10-year contractual term. Information about options outstanding and exercisable at December 31, 2006 also is presented. The number of AXA ADRs authorized to be issued pursuant to option grants and, as further described below, restricted stock grants under The AXA Financial, Inc. 1997 Stock Incentive Plan (the "Stock Incentive Plan") is approximately
        124.5 million less the number of shares issued pursuant to option grants under The AXA Financial, Inc. 1991 Stock Incentive Plan (the predecessor plan to the Stock Incentive Plan). A summary of the activity in the AXA, AXA Financial and AllianceBernstein option plans during 2006 follows:

                                                                Options Outstanding
                         ---------------------------------------------------------------------------------------------------
                                                                                                    AllianceBernstein
                               AXA Ordinary Shares                    AXA ADRs                        Holding Units
                         -------------------------------- --------------------------------- --------------------------------
                                             Weighted                          Weighted                          Weighted
                             Number          Average'          Number          Average'         Number           Average'
                          Outstanding        Exercise       Outstanding        Exercise      Outstanding         Exercise
                         (In Millions)        Price        (In Millions)        Price       (In Millions)         Price
                         --------------   ---------------  --------------   --------------  --------------    --------------
Options outstanding at
   January 1, 2006.....            3.5    (euro)   20.87           38.6      $     24.06           7.5         $    40.45
Options granted .......            4.0    (euro)   28.40             .7            23.26            - (2)      $    65.02
Options exercised......            -               -               (9.1)     $     22.08          (2.6)        $    38.40
Options forfeited......            (.1)   (euro)   -               (3.4)     $     33.57           (.1)        $    38.19
Options expired........            -               -                  -                             -
                         --------------                    --------------                   --------------
Options Outstanding at
   December 31, 2006...            7.4    (euro)   24.82           26.8      $     23.40           4.8         $    41.62
                         ==============   ===============  ==============   ==============  ==============    ==============
Aggregate Intrinsic                       (euro)    43.2                     $     463.1                       $   186.9
   Value (1)...........                   ===============                   ==============                    ==============
Weighted Average
   Remaining
   Contractual Term
   (in years)..........            8.9                              4.4                           4.37
                         ==============                    ==============                   ==============
Options Exercisable at             -                               20.2      $     23.40           4.4         $    42.24
   December 31, 2006...  ==============                    ==============   ==============  ==============    ==============
Aggregate Intrinsic                               -                          $     342.4                       $    169.3
   Value (1)...........                   ===============                   ==============                    ==============
Weighted Average
   Remaining
   Contractual Term
    (in years).........            -                                3.39                           4.30
                         ==============                    ==============                   ==============

        (1) Intrinsic value, presented in millions, is calculated as the excess of the closing market price on December 31, 2006 of the respective underlying shares over the strike prices of the option awards.
        (2) AllianceBernstein grants totaled 9,712 units in 2006.

        Cash proceeds received from employee exercises of options to purchase AXA ADRs in 2006 were $201.3 million. The intrinsic value related to employee exercises of options to purchase AXA ADRs during 2006, 2005 and 2004 were $132.1 million, $68.3 million and $18.8 million, respectively, resulting in amounts currently deductible for tax purposes of $44.9 million, $22.9 million and $6.2 million, respectively, for the periods then ended. Under SFAS No. 123(R), $34.8 million windfall tax benefits resulted from employee stock option exercises during 2006.

        At December 31, 2005, AXA Financial held 9.3 million AXA ADRs in treasury at a weighted average cost of approximately $24.00 per ADR, of which approximately 9.0 million were designated to fund future exercises of outstanding employee stock options and the remainder of approximately .3 million units was available for general corporate purposes, including funding other stock-based compensation programs. These AXA ADRs were obtained primarily by exercise of call options that had been purchased by AXA Financial beginning in fourth quarter 2004 to mitigate the U.S. dollar price and foreign exchange risks associated with funding exercises of employee stock options. Remaining outstanding and unexercised at December 31, 2006 are call options to purchase 8.9 million AXA ADRs at strike prices ranging from $30.41 to $32.37, each having a cap equal to approximately 150% of its strike price, at which time the option automatically would be exercised. These call options expire on November 23, 2009. During 2006, AXA Financial utilized approximately 5.6 million AXA ADRs from treasury to fund exercises of employee stock options. Employee options outstanding at December 31, 2006 to purchase AXA ordinary shares begin to become exercisable in March 2007 and their future exercises are expected to be funded by newly issued AXA ordinary shares.

        Prior to adoption of SFAS No. 123(R), the Company had elected to continue accounting for employee stock option awards under APB No. 25 and, therefore, no compensation cost for these awards was recognized in the consolidated statement of earnings in 2005 and 2004. The following table illustrates the effect on net income had compensation expense for employee stock option awards been measured and recognized by the Company under the fair-value-based method of SFAS No. 123, "Accounting for Stock-Based Compensation". These pro forma disclosures are not adjusted from amounts previously reported and, therefore, retain the original grant-date fair values of the underlying awards, continue to attribute cost over the awards' service-vesting periods and do not include estimates of pre-vesting forfeitures.

                                                                                  2005               2004
                                                                           ------------------- -----------------
                                                                                        (In Millions)
       Net earnings as reported..........................................   $     1,073.8      $       929.9
       Less:  Total stock-based employee compensation expense
          determined under fair value method, net of income tax benefit..           (23.2)             (21.4)
                                                                           -----------------   -----------------
       Pro Forma Net Earnings............................................   $     1,050.6      $       908.5
                                                                           =================   =================

        For the purpose of estimating the fair value of employee stock option awards granted on or after January 1, 2006, the Company continues to apply the Black-Scholes-Merton formula and the same methodologies for developing the input assumptions as previously had been used to prepare the pro forma disclosures required by SFAS No. 123. Shown below are the relevant input assumptions used to derive the fair values of options awarded in 2006, 2005 and 2004, respectively. For employee stock options with graded vesting terms and service conditions granted on or after January 1, 2006, the Company elected under SFAS No. 123(R) to retain its practice of valuing these as singular awards and to change to the graded-vesting method of attribution, whereby the cost is recognized separately over the requisite service period for each individual one-third of the options vesting on the second, third and fourth anniversaries of the grant date.

                                     AXA Ordinary                                 AllianceBernstein
                                        Shares              AXA ADRs                Holding Units
                                  ------------------- --------------------  -----------------------------
                                     2006     2005       2005      2004        2006      2005      2004
                                   -------- --------- ---------- ---------  --------- ---------- --------
       Dividend yield............   3.48%    3.15%      3.01%      2.24%         6%       6.2%      3.5%

       Expected volatility.......     28%      25%        25%        43%        31%        31%       32%

       Risk-free interest rate...   3.77%    3.09%      4.27%      2.86%       4.9%       3.7%      4.0%

       Expected life in years....    5.0      5.0        5.0        5.0        6.5        3.0       5.0

       Weighted average fair
         value per option at
         grant date..............  $7.45    $4.30      $4.85      $6.94     $12.35      $7.04     $8.00

        As of December 31, 2006, approximately $19.0 million of unrecognized compensation cost related to unvested employee stock option awards, net of estimated pre-vesting forfeitures, is expected to be recognized by the Company over a weighted average period of 1.8 years.

        Under the Stock Incentive Plan, AXA Financial grants restricted AXA ADRs to employees of its subsidiaries, including AXA Equitable. Generally, all outstanding restricted AXA ADR grants have a 7-year vesting schedule with potential accelerated vesting based on performance. Under The Equity Plan for Directors ("the Equity Plan"), AXA Financial grants non-officer directors restricted AXA ADRs and unrestricted AXA ADRs annually. Similarly, AllianceBernstein awards restricted AllianceBernstein Holding units to independent directors of its General Partner. In addition, under its Century Club Plan, awards of restricted AllianceBernstein Holding units that vest ratably over three years are made to eligible AllianceBernstein employees whose primary responsibilities are to assist in the distribution of company-sponsored mutual funds. For 2006, 2005 and 2004 AXA Financial Group recognized compensation costs of $5.6 million, under SFAS No. 123(R) and $10.1 million and $9.5 million, respectively, under APB No. 25 for awards outstanding under these plans. Consistent with existing practice of the Company prior to adoption of SFAS No. 123(R), grant-date fair value continues to be measured by the closing price of the shares awarded and the result generally is attributed over the shorter of the performance period, the requisite service period, or to the date at which retirement eligibility is achieved and subsequent service no longer is required for continued vesting of the award.

        At December 31, 2006, approximately 60,692 restricted AllianceBernstein Holding Units outstanding under the Century Club Plan remain unvested. At December 31, 2006, approximately $2.1 million of unrecognized compensation cost related to these unvested awards, net of estimated pre-vesting forfeitures, is expected to be recognized over a weighted average period of 1.6 years. Restricted AXA ADRs vested in 2006, 2005 and 2004 had aggregate vesting-date fair values of approximately $13.5 million, $19.2 million and $12.7 million, respectively. In 2005 244,790 restricted AXA ADRs were granted having an aggregate grant-date fair value of $6.6 million. The following table summarizes unvested restricted AXA ADR activity for 2006.

                                                                                                       WEIGHTED
                                                                                  SHARES OF            AVERAGE
                                                                                  RESTRICTED          GRANT DATE
                                                                                    STOCK             FAIR VALUE
                                                                                --------------     ---------------

      Unvested as of January 1, 2006..........................................       867,387        $        19.94
      Granted.................................................................        78,865        $        35.16
      Vested..................................................................       381,836        $        16.98
      Forfeited...............................................................        50,381
                                                                                --------------
      Unvested as of December 31, 2006........................................       514,035        $        23.91
                                                                                ==============

        On March 31, 2006, under the terms of the AXA Performance Unit Plan 2006, the AXA Management Board awarded 722,854 unearned performance units to employees of AXA Financial subsidiaries. During each year that the performance unit awards are outstanding, a pro-rata portion of the units may be earned based on criteria measuring the performance of AXA and AXA Financial Group. The extent to which performance targets are met determines the number of performance units earned, which may vary between 0% and 130% of the number of performance units at stake. Performance units earned under the 2006 plan cliff-vest on the second anniversary of their date of award. When fully-vested, the performance units earned will be settled in cash, or in some cases, a combination of cash (70%) and stock (30%), the latter equity portion having transfer restrictions for a two-year period. For 2006 awards, the price used to value the performance units at settlement will be the average opening price of the AXA ordinary share for the last 20 trading days of the vesting period converted to U.S. dollars using the Euro to U.S. dollar exchange rate on March 28, 2008.

        For 2006, 2005 and 2004 the Company recognized compensation costs of $25.9 million, under SFAS No. 123(R) and $7.2 million and $.7 million, respectively, under APB No. 25 for performance units earned to date. Substantially similar to existing practice of the Company prior to adoption of SFAS No. 123(R), the change in fair value of these awards in 2006 was measured by the closing price of the underlying the Company ordinary shares or AXA ADRs and adjustment was made to reflect the impact of expected and actual pre-vesting forfeitures. In addition, similar to adoption of SFAS No. 123(R) for employee stock option awards, the cost of performance units awarded on or after January 1, 2006, such as those granted March 31, 2006, were attributed over the shorter of the cliff-vesting period or to the date at which retirement eligibility is achieved. The value of performance units earned and reported in Other liabilities in the consolidated balance sheets at December 31, 2006 and 2005 was $45.8 million and $9.1 million, respectively, including incremental awards earned under the 2005 and 2004 plans from having exceeded the targeted performance criteria established in those years by 14.6% and 11.1%, respectively. Approximately 720,691 outstanding performance units are at risk to achievement of 2006 performance criteria, including approximately 50% of the award granted on March 31, 2006.

        Following completion of the merger of AXA Merger Corp. with and into AXA Financial in January 2001, certain employees exchanged fully vested in-the-money AXA ADR options for tandem Stock Appreciation Rights/AXA ADR non-statutory options ("tandem SARs/NSOs") of then-equivalent intrinsic value. The Company recorded compensation expense for these fully-vested awards of $6.1 million, $28.9 million and $14.2 million for 2006, 2005 and 2004, respectively, reflecting the impact in those periods of the change in the market price of the AXA ADR on the cash-settlement value of the SARs component of the outstanding tandem SARs/NSOs. The value of these tandem SARs/NSOs at December 31 2006 and 2005 was $24.9 million and $57.5 million, respectively. At December 31, 2006, 1.6 million tandem SARs/NSOs were outstanding, having weighted average remaining expected and contractual terms of 1.11 and 2.22 years, respectively, and for which the SARs component had maximum value of $24.9 million. During 2006, 2005 and 2004, respectively, approximately
        2.8 million, .7 million and zero million of these awards were exercised at an aggregate cash-settlement value of $41.2 million $7.5 million and zero million.

        On March 31, 2006, 59,644 Stock Appreciation Rights ("SARs") with a 4-year cliff-vesting schedule were granted to certain associates of AXA Financial subsidiaries. These SARs entitle the holder to a cash payment equal to any appreciation in the value of the AXA ordinary share over
        29.22 Euros as of the date of exercise. Similar to the SARs component of the tandem SARs/NSOs, awards remaining unexercised at expiry of their 10-year contractual term will be automatically exercised on the expiration date. At December 31, 2006, .2 million SARs were outstanding, having weighted average remaining contractual term of 6.03 years. The accrued value of SARs at December 31, 2006 and 2005 was $2.9 million and $1.0 million, respectively, and recorded as liabilities in the consolidated balance sheets. For 2006, the Company recorded compensation expense for SARs of $1.9 million, under SFAS No. 123(R), reflecting the impact in those periods of the changes in their fair values as determined by applying the Black Scholes-Merton formula and assumptions used to price employee stock option awards. For 2005 and 2004, the Company recorded compensation expense of $.6 million and $.03 million, respectively, under APB No. 25 reflecting the impact in those periods of the change in the market price of the underlying AXA ordinary share or AXA ADR on the value of the outstanding SARs.

        In fourth quarter 2006, eligible employees of AXA Financial's subsidiaries participated in AXA's global offering to purchase newly issued AXA stock, subject to plan limits, under the terms of AXA Shareplan 2006. Similar to the AXA Shareplan programs previously offered in 2001 through 2005, the plan offered two investment alternatives that, with limited exceptions, restrict the sale or transfer of the purchased shares for a period of five years. "Investment Option A" permitted participants to purchase AXA ADRs at a 20% formula discounted price. "Investment Option B" permitted participants to purchase AXA ordinary shares at a 15.21% formula discounted price on a leveraged basis with a guaranteed return of initial investment plus 75.0% of any appreciation in the value of the total shares purchased. Under SFAS No. 123(R), AXA Equitable recognized compensation expense of $22.1 million in connection with AXA Shareplan 2006, representing the aggregate discount provided to participants for their purchase of AXA stock, as adjusted for the post-vesting, five-year holding period. No compensation expense was recorded in 2006, 2005 and 2004, respectively, in connection with shares subscribed under previous years' AXA Shareplan offerings. Participants in AXA Shareplans 2005 and 2004 primarily invested under Investment Option B for the purchase of approximately 5.7 million and
        6.8 million AXA ordinary shares, respectively. The discounted pricing offered to participants in those programs for the purchase of AXA ordinary shares under Investment Option B was 17.5% and 20%, respectively, and the appreciation percentage was 86.1% and 79.0%, respectively.

        Under SFAS No. 123(R), the Company recognized compensation expense for payroll deductions authorized and applied in 2006 under the terms of the AXA Financial, Inc. Qualified Stock Purchase Plan to purchase AXA ADRs of 182,225, at an aggregate discount of $1.1 million, representing a discount of 15% from the closing market value of the AXA ADR at the purchase dates defined in the annual offering document (generally the last trading day of each month). Prior to adoption of SFAS No. 123(R), no compensation expense was recorded in connection with this plan. Under the terms of the AXA Financial, Inc. Non-Qualified Stock Purchase Plan, total AXA ADRs of 340,083, 381,302 and 407,715 were purchased during 2006, 2005 and 2004, respectively, including those purchased with employer matching contributions for which AXA Financial Group recorded compensation expense of $1.6 million, $1.3 million and $1.2 million in 2006, 2005 and 2004, respectively.

14)     NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Fixed maturities...................................   $    1,848.6       $    1,870.0        $   1,880.0
       Mortgage loans on real estate......................          245.9              238.2              249.6
       Equity real estate.................................          114.9              125.3              124.2
       Other equity investments...........................          181.2              155.2              162.1
       Policy loans.......................................          249.8              248.8              251.0
       Short-term investments.............................           55.2               25.1               19.1
       Derivative investments.............................         (302.4)             (85.5)             (88.0)
       Broker-dealer related receivables..................          226.5              124.8               45.5
       Trading securities.................................           53.4               28.6               14.5
       Other investment income............................           43.9               16.2               28.9
                                                            -----------------  -----------------   -----------------

         Gross investment income..........................        2,717.0            2,746.7            2,686.9

       Investment expenses................................         (132.2)            (159.0)            (153.3)
       Interest expenses..................................         (187.8)             (95.9)             (32.8)
                                                            -----------------  -----------------   -----------------

       Net Investment Income..............................   $    2,397.0       $    2,491.8        $   2,500.8
                                                            =================  =================   =================

        For 2006, 2005 and 2004, respectively, investment results on derivative positions, which were included in net investment income, included gross gains of $155.5 million, $84.2 million and $26.2 million and gross losses of $457.9 million, $169.7 million and $114.2 million. For 2006 and 2005, respectively, net unrealized losses of $15.2 million and $3.7 million were recognized from floor contracts. For 2006 and 2005, net realized gains (losses) of $(249.5) million and $(140.9) million and net unrealized gains (losses) of $(37.7) million and 59.2 million were recognized from futures contracts utilized in the GMDB and GMIB programs.

        Investment gains (losses), net by including changes in the valuation allowances, follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Fixed maturities...................................   $       (11.5)     $        11.1       $       26.3
       Mortgage loans on real estate......................              .2               (2.2)                .2
       Equity real estate.................................             8.8                3.9               11.6
       Other equity investments...........................            20.1               30.7               24.4
       Other(1)...........................................            29.3               11.9                2.5
                                                            -----------------  -----------------   -----------------
       Investment Gains (Losses), Net.....................   $        46.9      $        55.4       $       65.0
                                                            =================  =================   =================

        (1) In 2006, AllianceBernstein issued units to its employees under long-term incentive plans. As a result of this transaction, the company recorded a non-cash $29.7 million realized gain.

        Writedowns of fixed maturities amounted to $27.4 million, $31.2 million and $36.4 million for 2006, 2005 and 2004, respectively. Writedowns of mortgage loans on real estate were $.4 million for 2006, $1.7 million, for 2005 and $10.1 million for 2004. There were no writedown on equity real estate for 2006, 2005 and 2004, respectively.

        For 2006, 2005 and 2004, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $1,281.9 million, $2,220.0 million and $2,908.3 million. Gross gains of $33.9 million, $53.2 million and $47.7 million and gross losses of $24.5 million, $31.1 million and $9.7 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2006, 2005 and 2004 amounted to $(416.7) million, $(1,004.8) million and $0.8 million, respectively.

        For 2006, 2005 and 2004, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $57.8 million, $68.6 million and $70.4 million, respectively.

        Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits. The net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated other comprehensive income and the changes for the corresponding years, including Wind-up Annuities on a line-by-line basis, follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Balance, beginning of year.........................   $       432.3      $       874.1       $      892.8
       Changes in unrealized investment gains (losses)....          (431.4)          (1,008.1)             (12.8)
       Changes in unrealized investment (gains) losses
         attributable to:
           Participating group annuity contracts,
              Closed Block policyholder dividend
              obligation and other........................            90.9              186.3               (1.5)
           DAC............................................            85.8              146.2               (2.5)
           Deferred income taxes..........................           104.6              233.8               (1.9)
                                                            -----------------  -----------------   -----------------
       Balance, End of Year...............................   $       282.2      $       432.3       $      874.1
                                                            =================  =================   =================
       Balance, end of year comprises:
         Unrealized investment gains (losses) on:
           Fixed maturities...............................   $       535.4      $       966.5       $    2,003.2
           Other equity investments.......................             1.4                1.7                1.2
           Other..........................................             -                  -                (28.1)
                                                            -----------------  ------------------- -----------------
             Subtotal.....................................           536.8              968.2            1,976.3
         Amounts of unrealized investment (gains) losses
           attributable to:
             Participating group annuity contracts,
               Closed Block policyholder dividend
               obligation and other.......................             1.4              (89.4)            (275.7)
             DAC..........................................          (110.4)            (196.0)            (342.2)
             Deferred income taxes........................          (145.6)            (250.5)            (484.3)
                                                            -----------------  ------------------- -----------------
       Total..............................................   $       282.2      $       432.3       $      874.1
                                                            =================  =================== =================


15)     INCOME TAXES

        A summary of the income tax expense in the consolidated statements of earnings follows:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)
       Income tax expense:
         Current expense .................................   $       438.6      $       237.5       $      359.0
         Deferred expense.................................           (11.3)             281.7               37.9
                                                            -----------------  -----------------   -----------------
       Total..............................................   $       427.3      $       519.2       $      396.9
                                                            =================  =================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Expected income tax expense........................   $       727.9      $       715.5       $      586.5
       Minority interest..................................          (224.1)            (175.9)            (134.7)
       Separate Account investment activity...............           (45.4)             (87.2)             (63.3)
       Non-taxable investment income......................           (23.1)             (19.7)             (22.6)
       Adjustment of tax audit reserves...................           (86.2)              11.1                7.7
       Non-deductible goodwill and other
           intangible assets..............................             5.0                2.8                2.7
       State income taxes.................................            38.0               28.3                3.3
       AllianceBernstein income and foreign taxes.........            32.9               41.4               24.3
       Other..............................................             2.3                2.9               (7.0)
                                                            -----------------  -----------------   -----------------
       Income Tax Expense.................................   $       427.3      $       519.2       $      396.9
                                                            =================  =================   =================

        The components of the net deferred income taxes are as follows:

                                                       DECEMBER 31, 2006                  December 31, 2005
                                                --------------------------------   ---------------------------------
                                                    ASSETS        LIABILITIES          Assets         Liabilities
                                                ---------------  ---------------   ---------------  ----------------
                                                                           (IN MILLIONS)

       Compensation and related benefits......   $      54.6      $        -        $       -        $      285.3
       Reserves and reinsurance...............       1,160.3               -              929.2               -
       DAC and VOBA...........................           -             2,433.5              -             2,200.6
       Unrealized investment gains............           -               129.8              -               250.7
       Investments............................           -               865.7              -               813.5
       Other..................................          13.2               -              107.2               -
                                                ---------------  ---------------   ---------------  ----------------
       Total..................................   $   1,228.1      $    3,429.0      $   1,036.4      $    3,550.1
                                                ===============  ===============   ===============  ================

        The Company recognized a net tax benefit in third quarter 2006 of $117.7 million. This benefit was related to the settlement of an IRS audit of the 1997-2001 tax years, partially offset by additional tax reserves established for subsequent tax periods. Of the net tax benefit of $117.7 million, $111.9 million related to the continuing operations and $5.8 million to the discontinued Wind-up Annuities. In 2005, the Internal Revenue Service ("IRS") began an examination of the Company's 2002 and 2003 returns. Management believes this audit will have no material adverse effect on the Company's consolidated results of operations or financial position.

 16)    DISCONTINUED OPERATIONS

        The Company's discontinued operations include Wind-up Annuities, equity real estate held-for-sale and Enterprise. The following table reconciles the Earnings (losses) from discontinued operations, net of income taxes and (Losses) gains on disposal of discontinued operations, net of income taxes to the amounts reflected in the consolidated statements of earnings for the three years ended December 31, 2006:

                                                                          2006          2005           2004
                                                                      -------------  ------------  ------------
                                                                                    (IN MILLIONS)
       EARNINGS FROM DISCONTINUED OPERATIONS,
          NET OF INCOME TAXES:
       Wind-up Annuities.............................................  $      30.2    $      15.2   $     7.9
       Real estate held-for-sale.....................................         (4.0)            .6          .4
       Disposal of business - Enterprise.............................           -             (.1)       (1.5)
                                                                      -------------  ------------  ------------
       Total.........................................................  $      26.2    $      15.7   $     6.8
                                                                      =============  ============  ============

       (LOSSES) GAINS ON DISPOSAL OF DISCONTINUED OPERATIONS,
          NET OF INCOME TAXES:
       Real estate held for sale.....................................  $       -      $       -     $    31.1
       Disposal of business - Enterprise.............................         (1.9)           -            -
                                                                      -------------  ------------  ------------
       Total.........................................................  $      (1.9)   $       -     $    31.1
                                                                      =============  ============  ============


        Disposal of Businesses
        ----------------------

        In October 2006, AXA Financial and its subsidiaries, AXA Equitable, Enterprise Capital Management, Inc. ("Enterprise Capital") and Enterprise Fund Distributors, Inc., ("EFD") entered into an agreement contemplating the transfer to Goldman Sachs Asset Management L.P. ("GSAM") of assets of the business of serving as sponsor of and investment manager to 27 of the 31 funds of AXA Enterprise Multimanager Funds Trust, AXA Enterprise Funds Trust and The Enterprise Group of Funds, Inc. (collectively, the "AXA Enterprise Funds") and the reorganization of such funds to corresponding mutual funds managed by GSAM. These 27 funds have approximately $4.2 billion in assets under management as of December 31, 2006. The reorganization of the 27 funds is subject to regulatory and fund shareholder approvals and is expected to close in the second quarter of 2007. Of the remaining four funds not included in the GSAM reorganization, which together have approximately $700 million in assets under management as of December 31, 2006, one fund is being liquidated and AXA Financial is considering possible alternatives for the dispositions of the other three funds, which alternatives include a possible transaction with another investment advisor or liquidation. Proceeds from the transaction with GSAM are dependant upon assets under management at the time of the reorganization. A permanent impairment writedown of $4.1 million pre-tax ($2.7 million post-tax) on the AXA Enterprise Funds investment management contracts intangible asset and $3.0 million pre-tax of costs ($1.9 million post-tax) to sell were recorded by the Company in 2006. As a result of management's disposition plan, AXA Enterprise Funds advisory contracts are now reported in Discontinued Operations. At December 31, 2006, assets and liabilities related to these contracts of $26.5 million and $9.3 million were included in Other assets and Other liabilities, respectively.

        The gross carrying amount of Enterprise related intangible asset was $26.5 million at December 31, 2006, and the accumulated amortization of this intangible asset was $4.1 million. Amortization expense related to the Enterprise intangible asset totaled $4.1 million for 2006.

        Wind-up Annuities
        -----------------

        In 1991, management discontinued the business of Wind-up Annuities, the terms of which were fixed at issue, which were sold to corporate sponsors of terminated qualified defined benefit plans, for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2006 is adequate to provide for all future losses; however, the determination of the allowance involves numerous estimates and subjective judgments regarding the expected performance of invested assets held by Wind-up Annuities ("Discontinued Operations Investment Assets"). There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of Wind-up Annuities differ from management's current estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in Wind-up Annuities. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the loss allowance are likely to result.

        Summarized financial information for Wind-up Annuities follows:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                   2006                  2005
                                                                              ----------------     -----------------
                                                                                          (IN MILLIONS)
       BALANCE SHEETS
       Fixed maturities, available for sale, at estimated fair value
         (amortized cost of $752.7 and $796.9)..............................   $      764.8         $      823.5
       Equity real estate...................................................          169.5                197.5
       Mortgage loans on real estate........................................            2.9                  6.7
       Other invested assets................................................            2.6                  3.2
                                                                              ----------------     -----------------
         Total investments..................................................          939.8              1,030.9
       Cash and cash equivalents............................................             .1                  -
       Other assets.........................................................           13.7                 13.6
                                                                              ----------------     -----------------
       Total Assets.........................................................   $      953.6         $    1,044.5
                                                                              ================     =================

       Policyholders liabilities............................................   $      788.2         $      817.2
       Allowance for future losses..........................................            1.0                 60.1
       Other liabilities....................................................          164.4                167.2
                                                                              ----------------     -----------------
       Total Liabilities....................................................   $      953.6         $    1,044.5
                                                                              ================     =================

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)
       STATEMENTS OF EARNINGS
       Investment income (net of investment
         expenses of $19.0, $18.4 and $17.2)..............   $        71.3      $        70.0       $       68.5
       Investment gains (losses), net.....................             6.0                (.3)               3.6
                                                                -------------      -------------      --------------
       Total revenues.....................................            77.3               69.7               72.1
                                                                -------------      -------------      --------------

       Benefits and other deductions......................            84.7               87.1               99.4
       (Losses charged) to allowance
         for future losses................................            (7.4)             (17.4)             (27.3)
                                                            -----------------  -----------------   -----------------
       Pre-tax loss from operations.......................             -                  -                  -
       Pre-tax earnings from releasing the allowance
         for future losses................................            37.1               23.2               12.0
       Income tax expense.................................            (6.9)              (8.0)              (4.1)
                                                            -----------------  -----------------   -----------------
       Earnings from Wind-up Annuities....................   $        30.2      $        15.2       $        7.9
                                                            =================  =================   =================

        The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of Wind-up Annuities against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented above.

        During 2004, Wind-up Annuities' average recorded investment in impaired mortgage loans was $8.4 million; and interest income recognized on these impaired mortgage loans totaled $1.0 million. There were no related amounts reported in 2006 and 2005.

        Income tax expense for Wind-up Annuities in 2006 included a $5.8 million tax benefit in connection with the settlement of an IRS audit of the 1997-2001 tax years.

        Real Estate Held-For-Sale
        -------------------------

        In 2006, one real estate property with a total book value of $34.3 million that had been previously reported in equity real estate was reclassified as real estate held-for-sale. Prior periods have been restated to reflect these properties as discontinued operations. At December 31, 2006 and 2005, equity real estate held-for-sale was $32.2 million and $42.1 million, respectively, and was included in Other assets.

17)     ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

        Accumulated other comprehensive (loss) income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Unrealized gains on investments....................   $       282.2      $       432.3       $      874.1
       Defined benefit pensions plans.....................          (449.5)               -                  -
                                                            -----------------  -----------------   -----------------
       Total Accumulated Other
         Comprehensive (Loss) Income......................   $      (167.3)     $       432.3       $      874.1
                                                            =================  =================   =================

        The components of other comprehensive loss for the past three years follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Net unrealized (losses) gains on investments:
         Net unrealized (losses) gains arising during
           the period.....................................   $      (416.6)     $      (966.2)      $       69.4
         Losses reclassified into net earnings
           during the period..............................           (14.8)             (41.9)             (82.2)
                                                            -----------------  -----------------   -----------------
       Net unrealized (losses) gains on investments.......          (431.4)          (1,008.1)             (12.8)
       Adjustments for policyholders liabilities,
           DAC and deferred income taxes..................           281.3              566.3               (5.9)
                                                            -----------------  -----------------   -----------------

       Change in unrealized losses, net of
           adjustments....................................          (150.1)            (441.8)             (18.7)
                                                            -----------------  -----------------   -----------------
       Total Other Comprehensive Loss.....................   $      (150.1)     $      (441.8)      $      (18.7)
                                                            =================  =================   =================

18)     COMMITMENTS AND CONTINGENT LIABILITIES

        Debt Maturities
        ---------------

        At December 31, 2006, aggregate maturities of the long-term debt, including any current portion of long-term debt, based on required principal payments at maturity were $248.3 million for 2007, zero for 2008-2011 and $200.0 million thereafter.

        Leases
        ------

        The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under non-cancelable operating leases for 2007 and the four successive years are $178.6 million, $175.0 million, $162.3 million, $156.7 million, $149.5 million and $1,500.3 million thereafter. Minimum future sublease rental income on these non-cancelable operating leases for 2007 and the four successive years is $6.0 million, $5.2 million, $5.0 million, $5.0 million, $4.8 million and $16.4 million thereafter.

        At December 31, 2006, the minimum future rental income on non-cancelable operating leases for wholly owned investments in real estate for 2007 and the four successive years is $106.7 million, $116.0 million, $114.8 million, $114.7 million, $114.9 million and $896.1 million thereafter.

        The Company has entered into capital leases for certain information technology equipment. Future minimum payments under non-cancelable capital leases for 2007 and the four successive years are $.3 million, $.3 million, $.2 million, and zero for the following two years.

        Guarantees and Other Commitments
        --------------------------------

        The Company provides certain guarantees or commitments to affiliates, investors and others. At December 31, 2006, these arrangements included commitments by the Company to provide equity financing of $618.3 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

        AXA Equitable is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, AXA Equitable owns single premium annuities issued by previously wholly owned life insurance subsidiaries. AXA Equitable has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for AXA Equitable to satisfy those obligations is remote.

        The Company had $63.8 million of undrawn letters of credit related to reinsurance at December 31, 2006. AXA Equitable had $46.3 million in commitments under existing mortgage loan agreements at December 31, 2006. In February 2002, AllianceBernstein signed a $125.0 million agreement with a commercial bank under which it guaranteed certain obligations of SCB LLC incurred in the ordinary course of its business in the event SCB LLC is unable to meet these obligations. At December 31, 2006, AllianceBerstein was not required to perform under the agreement and had no liability outstanding in connection with the agreement.

19)     LITIGATION

        A putative class action entitled STEFANIE HIRT, ET AL. V. THE EQUITABLE RETIREMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS, ET AL. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula". The complaint challenged the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs alleged that the change to the cash balance formula violated ERISA by reducing the rate of accruals based on age, failed to comply with ERISA's notice requirements and improperly applied the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violated ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula". Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violated ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim was dismissed. In March 2003, plaintiffs filed an amended complaint elaborating on the remaining claims in the original complaint and adding additional class and individual claims alleging that the adoption and announcement of the cash balance formula and the subsequent announcement of changes in the application of the cash balance formula failed to comply with ERISA. By order dated May 2003, the District Court, as requested by the parties, certified the case as a class action, including a sub-class of all current and former Plan participants, whether active, inactive or retired, their beneficiaries or estates, who were subject to a 1991 change in application of the cash balance formula. In September 2006, the district court granted summary judgment in favor of the defendants. The court ruled that (a) the cash balance provisions of the Equitable Plan do not violate the age discrimination provisions of ERISA, (b) while the notice of plan changes provided to participants in 1990 was not adequate, the notice of plan changes provided to participants in 1992 satisfied the ERISA notice requirements regarding delivery and content, and (c) the claims of the named plaintiffs are barred by statute of limitations. The Court found that other individual class members were not precluded from asserting claims for additional benefit accruals from January 1991 through January 1993 to the extent that such individuals could show that the statute of limitations did not bar their claims. In October 2006, plaintiffs filed a notice of appeal. Defendants have cross-appealed.

        In April 2004, a purported nationwide class action lawsuit was filed in the Circuit Court for Madison County, Illinois entitled MATTHEW WIGGENHORN V. EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. The lawsuit alleges that AXA Equitable uses stale prices for the foreign securities within the investment divisions of its variable insurance products. The complaint further alleges that AXA Equitable's use of stale pricing diluted the returns of the purported class. The complaint also alleges that AXA Equitable breached its fiduciary duty to the class by allowing market timing in general within AXA Equitable's variable insurance products, thereby diluting the returns of the class. In June 2005, this case was transferred by the Judicial Panel on Multidistrict Litigation to the U.S. District Court in Maryland, where other market-timing related litigation is pending. In June 2005, plaintiff filed an amended complaint. In July 2005, AXA Equitable filed a motion to dismiss the amended complaint. In June 2006, AXA Equitable's motion to dismiss the amended complaint was granted. The plaintiff filed a notice of appeal in June 2006.

        In June 2006, AXA Equitable received a demand for arbitration from Centre Life Insurance Company ("Centre Life") seeking to rescind the 100% quota share reinsurance agreement, effective July 1, 2000 between Centre Life and AXA Equitable, under which Centre Life reinsures portions of AXA Equitable's individual disability income insurance business. The arbitration demand alleges that AXA Equitable provided Centre Life with inaccurate and incomplete data upon which Centre Life relied in order to establish the reinsurance premium paid by AXA Equitable as consideration in the transaction. The demand alternatively seeks damages for the increase in reserves Centre Life alleges it was caused to record as a result of the difference in the data it originally relied upon and its present assessment of the data. The demand further alleges that Centre Life has paid expenses relating to the business in excess of its liability under the reinsurance agreement. Discovery is ongoing.

        Beginning with the first action commenced in July 2006, there are two putative class actions pending in Federal court, MEOLA V. AXA ADVISORS, ET AL., in the District Court for the Northern District of California and BOLEA V. AXA ADVISORS, LLC, ET. AL., in the District Court for the Western District of Pennsylvania, against AXA Equitable, alleging certain wage and hour violations. Each of the cases seek substantially the same relief under essentially the same theories of recovery (i.e., violation of the Fair Labor Standards Act ("FLSA") for failure to pay minimum wage and overtime and violation of similar provisions under state labor laws in the respective states). Plaintiffs in MEOLA and BOLEA seek certification of nationwide collection action under the FLSA, and certification of statewide class actions under the respective California and Pennsylvania state labor laws covering all "securities brokers" from 2002 to 2006. In addition, plaintiffs seek compensatory damages, restitution of all wages improperly withheld or deducted, punitive damages, penalties, and attorneys' fees. In January 2007, AXA Equitable filed an answer in MEOLA.

        ALLIANCEBERNSTEIN LITIGATION

        In April 2002, a consolidated complaint entitled IN RE ENRON CORPORATION SECURITIES LITIGATION ("Enron Complaint") was filed in the United States District Court for the Southern District of Texas, Houston Division, against numerous defendants, including AllianceBernstein, alleging that AllianceBernstein violated Sections 11 and 15 of the Securities Act of 1933, as amended ("Securities Act"), with respect to a registration statement filed by Enron Corp. In January 2007, the Court issued a final judgment dismissing the Enron Complaint as the allegations therein pertained to AllianceBernstein. The parties have agreed that there will be no appeal.

        Market Timing-Related Matters

        In October 2003, a purported class action complaint entitled HINDO, ET AL. V. ALLIANCEBERNSTEIN GROWTH & INCOME FUND, ET AL. ("Hindo Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, AllianceBernstein Corporation, AXA Financial, certain investment company funds (the "U.S. Funds") distributed by AllianceBernstein Investments, Inc., a wholly-owned subsidiary of AllianceBernstein, the registrants and issuers of those funds, certain officers of AllianceBernstein (the "AllianceBernstein defendants"), and certain other unaffiliated defendants, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the U.S. Funds. The Hindo Complaint alleges that certain of the AllianceBernstein defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in "late trading" and "market timing" of U.S. Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Advisers Act"). Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts.

        Since October 2003, additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed in various Federal and state courts against AllianceBernstein and certain other defendants. All state court actions against AllianceBernstein either were voluntarily dismissed or removed to Federal court.

        In February 2004, the Judicial Panel on Multidistrict Litigation ("MDL Panel") transferred all Federal actions to the United States District Court for the District of Maryland ("Mutual Fund MDL"). All of the actions removed to the Federal court also were transferred to the Mutual Fund MDL. In September 2004, plaintiffs filed consolidated amended complaints with respect to four claim types: mutual fund shareholder claims; mutual fund derivative claims; derivative claims brought on behalf of AllianceBernstein Holding; and claims brought under ERISA by participants in the Profit Sharing Plan for Employees of AllianceBernstein. All four complaints included substantially identical factual allegations, which appear to be based in large part on the SEC Order and the NYAG Assurance of Discontinuance ("NYAG AoD").

        In April 2006, AllianceBernstein and attorneys for the plaintiffs in the mutual fund shareholder claims, mutual fund derivative claims, and ERISA claims entered into a confidential memorandum of understanding ("MOU") containing their agreement to settle these claims. The agreement will be documented by a stipulation of settlement and will be submitted for court approval at a later date. The settlement amount was disbursed. The derivative claims brought on behalf of AllianceBernstein Holding, in which plaintiffs seek an unspecified amount of damages, remain pending.

        In April 2005, a complaint entitled THE ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA V. AIM ADVISORS, INC., ET AL. ("WVAG Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, and various other unaffiliated defendants. The WVAG Complaint was filed in the Circuit Court of Marshall County, West Virginia by the Attorney General of the State of West Virginia. The WVAG Complaint makes factual allegations generally similar to those in the Hindo Complaint. In October 2005, the WVAG Complaint was transferred to the Mutual Fund MDL. In August 2005, the WV Securities Commissioner signed a Summary Order to Cease and Desist, and Notice of Right to Hearing ("Summary Order") addressed to AllianceBernstein and AllianceBernstein Holding. The Summary Order claims that AllianceBernstein and AllianceBernstein Holding violated the West Virginia Uniform Securities Act and makes factual allegations generally similar to those in the SEC Order and NYAG AoD. In September 2006, AllianceBernstein and AllianceBernstein Holding filed an answer and moved to dismiss the Summary Order with the WV Securities Commission.

        Revenue Sharing-Related Matters

        In June 2004, a purported class action complaint entitled AUCOIN, ET AL.
        V. ALLIANCE CAPITAL MANAGEMENT L.P., ET AL. ("Aucoin Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, AllianceBernstein Corporation, AXA Financial, AllianceBernstein Investments, Inc., certain current and former directors of the U.S. Funds, and unnamed Doe defendants. The Aucoin Complaint names the U.S. Funds as nominal defendants. The Aucoin Complaint was filed in the United States District Court for the Southern District of New York by an alleged shareholder of the AllianceBernstein Growth & Income Fund. The Aucoin Complaint alleges, among other things, (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from U.S. Fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts, an accounting of all U.S. Fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

        In February 2005, plaintiffs filed a consolidated amended class action complaint (the "Aucoin Consolidated Amended Complaint") that asserts claims substantially similar to the Aucoin Complaint and the nine additional subsequently filed lawsuits. In October 2005, the District Court dismissed each of the claims set forth in the Aucoin Consolidated Amended Complaint, except for plaintiffs' claim under Section 36(b) of the Investment Company Act. In January 2006, the District Court granted defendants' motion for reconsideration and dismissed the remaining claim under Section 36(b) of the Investment Company Act. In May 2006, the District Court denied plaintiffs' motion for leave to file their amended complaint. In July 2006, plaintiffs filed a notice of appeal, which was subsequently withdrawn subject to plaintiffs right to reinstate it at a later date.

                       -----------------------------------

        Although the outcome of litigation generally cannot be predicted with certainty, management intends to vigorously defend against the allegations made by the plaintiffs in the actions described above and believes that the ultimate resolution of the litigations described above involving AXA Equitable and/or its subsidiaries should not have a material adverse effect on the consolidated financial position of the Company. Management cannot make an estimate of loss, if any, or predict whether or not any of the litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

        In addition to the type of matters described above, a number of lawsuits have been filed against life and health insurers in the jurisdictions in which AXA Equitable and its respective insurance subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, contract administration and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. AXA Equitable and AXA Life, like other life and health insurers, from time to time are involved in such litigations. Some of these actions and proceedings filed against AXA Equitable and its subsidiaries have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.

20)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        AXA Equitable is restricted as to the amounts it may pay as dividends to AXA Financial. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent, pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit AXA Equitable to pay shareholder dividends not greater than $649.6 million during 2007. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2006, 2005 and 2004, the Insurance Group statutory net income totaled $532.3 million, $780.4 million and $571.4 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $7,907.5 million and $6,241.7 million at December 31, 2006 and 2005, respectively. In 2006, 2005 and 2004, respectively, AXA Equitable paid shareholder dividends of $600.0 million, $500.0 million and $500.0 million.

        At December 31, 2006, the Insurance Group, in accordance with various government and state regulations, had $32.2 million of securities deposited with such government or state agencies.

        At December 31, 2006 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of New York Insurance Department ("NYID") and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2006.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholder's equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured; (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in AllianceBernstein and

        AllianceBernstein Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

        The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Net change in statutory surplus and
         capital stock....................................   $     1,386.5      $       779.6       $      196.8
       Change in AVR......................................           279.3              260.6              528.1
                                                            -----------------  -----------------   -----------------
       Net change in statutory surplus, capital stock
         and AVR..........................................         1,665.8            1,040.2              724.9
       Adjustments:
         Future policy benefits and policyholders'
           account balances...............................          (126.0)             (51.9)            (398.8)
         DAC..............................................           674.1              598.0              529.2
         Deferred income taxes............................           517.3              227.6              122.5
         Valuation of investments.........................             2.6               40.0               10.1
         Valuation of investment subsidiary...............        (2,122.7)          (1,278.3)            (460.3)
         Change in fair value of guaranteed minimum
           income benefit reinsurance contracts...........           (14.8)              42.6               61.0
         Shareholder dividends paid......................            600.0              500.0              500.0
         Changes in non-admitted assets...................           (57.4)                .5              (74.7)
         Other, net.......................................           (90.9)             (75.8)             (98.9)
         GAAP adjustments for Wind-up Annuities ..........            28.8               30.9               14.9
                                                            -----------------  -----------------   -----------------
          Consolidated Net Earnings ......................   $     1,076.8      $     1,073.8       $      929.9
                                                            =================  =================   =================

                                                                                  DECEMBER 31,
                                                            ---------------------------------------------------------
                                                                  2006               2005                2004
                                                            -----------------  -----------------   ------------------
                                                                                 (IN MILLIONS)
       Statutory surplus and capital stock................   $     6,497.6      $     5,111.1       $    4,331.5
       AVR................................................         1,409.9            1,130.6              870.0
                                                            -----------------  -----------------   ------------------
       Statutory surplus, capital stock and AVR...........         7,907.5            6,241.7            5,201.5
       Adjustments:
         Future policy benefits and policyholders'
           account balances...............................        (1,926.0)          (1,934.0)          (1,882.1)
         DAC..............................................         8,316.5            7,557.3            6,813.9
         Deferred income taxes............................          (627.1)          (1,294.6)          (1,770.4)
         Valuation of investments.........................           867.9            1,281.6            2,237.6
         Valuation of investment subsidiary...............        (5,374.3)          (3,251.6)          (1,973.3)
         Fair value of guaranteed minimum income
           benefit reinsurance contracts..................           117.8              132.6               90.0
         Non-admitted assets..............................           994.5            1,056.0            1,055.5
         Issuance of surplus notes........................          (524.8)            (524.8)            (599.7)
         Adjustment to initially apply SFAS No.158,
           net of income taxes............................          (449.5)               -                  -
         Other, net.......................................           239.8              258.3              147.9
         GAAP adjustments for Wind-up Annuities ..........           (59.9)             (80.6)             (96.4)
                                                            -----------------  -----------------   ------------------
       Consolidated Shareholder's Equity..................   $     9,482.4      $     9,441.9       $    9,224.5
                                                            =================  =================   ==================

21)     BUSINESS SEGMENT INFORMATION

        The following tables reconcile segment revenues and earnings from continuing operations before income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                                  2006               2005               2004
                                                            -----------------  -----------------  ------------------
                                                                                 (IN MILLIONS)
       SEGMENT REVENUES:
       Insurance..........................................   $     5,974.7      $      5,764.1     $     5,447.7
       Investment Management (1)..........................         4,002.7             3,265.0           3,060.0
       Consolidation/elimination..........................           (90.0)              (84.7)            (82.8)
                                                            -----------------  -----------------  ------------------
       Total Revenues.....................................   $     9,887.4      $      8,944.4     $     8,424.9
                                                            =================  =================  ==================

       (1) Intersegment investment advisory and other fees of approximately $120.8 million, $123.7 million and $118.4 million for 2006, 2005 and 2004, respectively, are included in total revenues of the Investment Management segment.

       SEGMENT EARNINGS FROM CONTINUING OPERATIONS
          BEFORE INCOME TAXES AND MINORITY INTEREST:
       Insurance..........................................   $       889.7      $      1,120.0     $       947.9
       Investment Management..............................         1,190.0               924.2             728.8
       Consolidation/elimination..........................             -                   -                 (.9)
                                                            -----------------  -----------------  ------------------
       Total Earnings from Continuing Operations
          before Income Taxes and Minority Interest.......   $     2,079.7      $      2,044.2     $     1,675.8
                                                            =================  =================  ==================

                                                                       DECEMBER 31,
                                                            ------------------------------------
                                                                  2006               2005
                                                            -----------------  -----------------
                                                                      (In Millions)
       SEGMENT ASSETS:
       Insurance..........................................   $   133,047.0      $    118,825.8
       Investment Management..............................        16,239.4            15,161.4
       Consolidation/elimination..........................             (.3)                2.0
                                                            -----------------  -----------------
       Total Assets.......................................   $   149,286.1      $    133,989.2
                                                            =================  =================

        In accordance with SEC regulations, securities with a fair value of $1.86 billion and $1.72 billion have been segregated in a special reserve bank custody account at December 31, 2006 and 2005, respectively for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

22)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 2006 and 2005 are summarized below:

                                                                    THREE MONTHS ENDED
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (IN MILLIONS)

       2006
       ----
       Total Revenues................   $     2,244.5      $     2,609.6       $    2,415.3         $    2,618.0
                                       =================  =================   ==================   ==================
       Earnings from Continuing
         Operations..................   $       234.4      $       316.7       $      282.0         $      219.4
                                       =================  =================   ==================   ==================
       Net Earnings..................   $       235.2      $       314.2       $      308.6         $      218.8
                                       =================  =================   ==================   ==================
       2005
       ----
       Total Revenues................   $     2,212.6      $     2,223.1       $    2,149.5         $    2,359.2
                                       =================  =================   ==================   ==================
       Earnings from
         Continuing Operations.......   $       265.5      $       278.3       $      281.6         $      232.7
                                       =================  =================   ==================   ==================
       Net Earnings..................   $       265.0      $       278.6       $      296.8         $      233.4
                                       =================  =================   ==================   ==================

Retirement Investment Account(R)


Statement of additional information dated
May 1, 2007


--------------------------------------------------------------------------------


This statement of additional information ("SAI") is not a prospectus. It should be read in conjunction with the prospectus for our Retirement Investment Account(R) ("RIA"), dated May 1, 2007 ("prospectus"), and any supplements.


Terms defined in the prospectus have the same meaning in the SAI unless the context otherwise requires.

On September 7, 2004, our name was changed from "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company."

You can obtain a copy of the prospectus, and any supplements to the prospectus, from us free of charge by writing or calling the RIA service office listed on the back of this SAI, or by contacting your financial professional. Our home office is located at 1290 Avenue of the Americas, New York, N.Y. 10104 and our telephone number is (212) 554-1234.

TABLE OF CONTENTS

Who is AXA Equitable?                                                        2
Fund information                                                             2

General                                                                      2

Restrictions and requirements of the AllianceBernstein Bond,
     AllianceBernstein Balanced, AllianceBernstein Common
     Stock and AllianceBernstein Mid Cap Growth Funds                        2
Certain investments of the AllianceBernstein Bond and
     AllianceBernstein Balanced Funds                                        2
Portfolio holdings policy for the Pooled Separate Accounts                   3

Brokerage fees and charges for securities transactions                       4
Additional information about RIA                                             5
Loan provisions                                                              5
Annuity benefits                                                             6
Amount of fixed-annuity payments                                             6
Ongoing operations fee                                                       6

Management for the AllianceBernstein Bond,
     AllianceBernstein Balanced, AllianceBernstein
     Common Stock and AllianceBernstein Mid Cap
     Growth Funds and AXA Equitable                                          7

Funds                                                                        7

Portfolio managers' information (AllianceBernstein Bond Fund,
     AllianceBernstein Balanced Fund, AllianceBernstein
     Common Stock Fund and AllianceBernstein Mid Cap
     Growth Fund)                                                            7

Investment professional conflict of interest disclosure                     11
Portfolio manager compensation                                              12
Distribution of the contracts                                               12
Custodian and independent registered public accounting firm                 13
AXA Equitable                                                               14
     Directors                                                              14
     Officers -- Directors                                                  16
     Other Officers                                                         16

Separate Accounts Units of Interest Under Group
     Annuity Contracts                                                      21

Financial statements index                                                  22
Financial statements                                                     FSA-1


              Copyright 2007. AXA Equitable Life Insurance Company

            1290 Avenue of the Americas, New York, New York 10104.
All rights reserved. Retirement Investment Account(R) is a service mark of The
                     AXA Equitable Life Insurance Company.


SAI 4ACS (5/07)


                                                                          x01578

WHO IS AXA EQUITABLE?

AXA Equitable is a wholly owned subsidiary of AXA Financial Services, LLC, a holding company, which is itself a wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial"). Interests in AXA Financial are held by the immediate holding company, AXA America Holdings Inc., and the following affiliated companies: AXA Corporate Solutions Reinsurance Company ("AXA Corporate Solutions") and AXA Belgium SA. AXA holds its interest in AXA America Holdings, Inc. and AXA Corporate Solutions, directly through its wholly owned subsidiary holding company, Ouidinot Participations. AXA holds its interest in AXA Belgium SA, through its wholly owned subsidiary holding company, AXA Holdings Belgium SA.


FUND INFORMATION

GENERAL


In our prospectus we discuss in more detail, among other things, the structure of the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds, their investment objectives and policies, including the types of portfolio securities that they may hold and levels of investment risks that may be involved, and investment management. We also summarize certain of these matters with respect to the Investment Funds and their corresponding portfolios. See "Investment options" in the prospectus.

Here we will discuss special restrictions, requirements and transaction expenses that apply to the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds, certain investments of the AllianceBernstein Bond Fund and determination of the value of units for all Funds, including some historical information. You can find information about the investment objectives and policies, as well as restrictions, requirements and risks pertaining to the corresponding AXA Premier VIP Trust or EQ Advisors Trust portfolio in which the Investment Funds invest in the prospectus and SAI for each Trust.

RESTRICTIONS AND REQUIREMENTS OF THE ALLIANCEBERNSTEIN BOND, ALLIANCEBERNSTEIN BALANCED, ALLIANCEBERNSTEIN COMMON STOCK AND ALLIANCEBERNSTEIN MID CAP GROWTH FUNDS

Neither the AllianceBernstein Common Stock Fund nor the AllianceBernstein Balanced Fund will make an investment in an industry if that investment would cause either Fund's holding in that industry to exceed 25% of either Fund's assets.

The AllianceBernstein Bond Fund, AllianceBernstein Common Stock Fund and AllianceBernstein Mid Cap Growth Fund will not purchase or write puts or calls (options). The AllianceBernstein Balanced Fund's investment policies do not prohibit hedging transactions such as through the use of put and call options and stock index or interest rate futures.

The following investment restrictions apply to the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and
AllianceBernstein Mid Cap Growth Funds. None of those Funds will:

o trade in foreign exchanges (except the AllianceBernstein Balanced Fund will trade in foreign exchanges, except those that fall into the MSCI Emerging Markets country definition, with respect to the Global Equity sub-portfolio);

o trade in commodities or commodity contracts (except the AllianceBernstein Balanced Fund is permitted to enter into hedging transactions through the use of stock index or interest rate futures);

o purchase real estate or mortgages, except as stated below. The Funds may buy shares of real estate investment trusts listed on stock exchanges or reported on the NASDAQ which is now a national stock market exchange, having recently demutualized;


o make an investment in order to exercise control or management over a company;

o underwrite the securities of other companies, including purchasing securities that are restricted under the 1933 Act or rules or regulations thereunder (restricted securities cannot be sold publicly until they are registered under the 1933 Act), except as stated below;


o make short sales, except when the Fund has, by reason of ownership of other securities, the right to obtain securities of equivalent kind and amount that will be held so long as they are in short position;


o have more than 5% of its assets invested in the securities of any one registered investment company. A Fund may not own more than 3% of a registered investment company's outstanding voting securities. The Fund's total holdings of registered investment company securities may not exceed 10% of the value of the Fund's assets;

o purchase any security on margin or borrow money except for short-term credits necessary for clearance of securities transactions;

o make loans, except loans through the purchase of debt obligations or through entry into repurchase agreements; or


o invest more than 10% of its total assets in restricted securities, real estate investments, or portfolio securities not readily marketable (The AllianceBernstein Common Stock Fund will not invest in restricted securities).

CERTAIN INVESTMENTS OF THE ALLIANCEBERNSTEIN BOND AND ALLIANCEBERNSTEIN BALANCED FUNDS

The following are brief descriptions of certain types of investments which may be made by the AllianceBernstein Bond and AllianceBernstein Balanced Funds and certain risks and investment techniques.

Mortgage-related Securities. The AllianceBernstein Bond and AllianceBernstein Balanced Funds may invest in mortgage-related securities (including agency and non-agency fixed, ARM and hybrid pass throughs, agency and non-agency CMO's, commercial mortgage-backed securities and dollar rolls). Principal and interest payments made on mortgages in the pools are passed through to the holder of securities. Payment of principal and interest on some mortgage-related securities (but not the market value of the securities themselves) may be guaranteed by the full faith and credit of the U.S. Government (in the case of securities guaranteed by the Government National Mortgage Association, or "GNMA"), or guaranteed by agencies or instrumentalities of the U.S. Government (in the case of securities guaranteed by the Federal National Mortgage Corporation ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"), which are supported only by discretionary authority of the U.S. Government to purchase the agency's obligations). Mortgage-related securities created by non-governmental issuers (such as financial institutions, and other secondary market issuers) may be supported by various forms of insurance or guarantees.

Collateralized mortgage obligations. The AllianceBernstein Bond and AllianceBernstein Balanced Funds may invest in collateralized mortgage obligations ("CMOs"). CMOs are debt obligations that were developed specifically to reallocate the various risks inherent in mortgage-backed securities across various bond classes or tranches. They are collateralized by underlying mortgage loans or pools of mortgage-pass-through securities. They can be issued by both agency (GNMA, FHLMC or FNMA) or non-agency issuers. CMOs are not mortgage pass-through securities. Rather, they are pay-through securities, i.e. securities backed by cash flow from the underlying mortgages. CMOs are typically structured into multiple classes, with each class bearing a different stated maturity and having different payment streams. Monthly payments of principal, including prepayments, are first returned to investors holding the shortest maturity class; investors holding longer maturity classes receive principal payments only after the shorter class or classes have been retired.

Asset-backed securities. The AllianceBernstein Bond and AllianceBernstein Balanced Funds may purchase asset-backed securities. The securitization techniques used to develop mortgage-backed securities are also applied to a broad range of financial assets. Through the use of trusts and special purpose vehicles, various types of assets, including automobile loans and leases, credit card receivables, home equity loans, equipment leases and trade receivables, are securitized in structures similar to the structures used in mortgage securitizations. The AllianceBernstein Balanced and the AllianceBernstein Bond Funds may invest in other asset-backed securities that may be developed in the future or as would be deemed appropriate.

Non-US Debt. The AllianceBernstein Balanced Fund may invest in non-U.S. sovereign and corporate debt issued in U.S. Dollars.

Zero coupon bonds. The AllianceBernstein Bond and AllianceBernstein Balanced Funds may invest in zero coupon bonds. Such bonds may be issued directly by agencies and instrumentalities of the U.S. Government or by private corporations. Zero coupon bonds may originate as such or may be created by stripping an outstanding bond. Zero coupon bonds do not make regular interest payments. Instead, they are sold at a deep discount from their face value. Because a zero coupon bond does not pay current income, its price can be very volatile when interest rates change.

Repurchase agreements. Repurchase agreements are currently entered into with creditworthy counterparties including broker-dealers, member banks of the Federal Reserve System or "primary dealers" (as designated by the Federal Reserve Bank of New York) in U.S. Government securities. Repurchase agreements are often for short periods such as one day or a week, but may be longer. Investment may be made in repurchase agreements pertaining to the marketable obligations, or marketable obligations guaranteed by the United States Government, its agencies or instrumentalities.


Debt securities subject to prepayment risks. Mortgage-related securities and certain collateralized mortgage obligations, asset-backed securities and other debt instruments in which the AllianceBernstein Balanced Fund and AllianceBernstein Bond Fund may invest are subject to prepayments prior to their stated maturity. The Fund usually is unable to accurately predict the rate at which prepayments will be made, which rate may be affected, among other things, by changes in generally prevailing market interest rates. If prepayments occur, the Fund suffers the risk that it will not be able to reinvest the proceeds at as high a rate of interest as it had previously been receiving. Also, the Fund will incur a loss to the extent that prepayments are made for an amount that is less than the value at which the security was then being carried by the Fund.


When-issued and delayed delivery securities. The AllianceBernstein Bond and AllianceBernstein Balanced Funds may purchase and sell securities on a when-issued or delayed delivery basis. In these transactions, securities are purchased or sold by a Fund with payment and delivery taking place in the future in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. When a Fund engages in when-issued or delayed delivery transactions, the Fund relies on the other party to consummate the transaction. Failure to consummate the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When-issued and delayed delivery transactions are generally expected to settle within three months from the date the transactions are entered into, although the Fund may close out its position prior to the settlement date. The Fund will sell on a forward settlement basis only securities it owns or has the right to acquire.

Foreign currency forward contracts. The AllianceBernstein Balanced Fund may enter into contracts for the purchase or sale of a specific foreign currency at a future date at a price set at the time of the contract. The Fund will enter into such forward contracts for hedging purposes only.

Hedging transactions. The AllianceBernstein Balanced Fund may engage in transactions which are designed to protect against potential adverse price movements in securities owned or intended to be purchased by the Fund.


PORTFOLIO HOLDINGS POLICY FOR THE POOLED SEPARATE ACCOUNTS

It is the policy of the Pooled Separate Accounts (the "Separate Accounts") to safeguard against misuse of their portfolio holdings information and to prevent the selective disclosure of such information. Each Separate Account will publicly disclose its holdings in accordance with regulatory requirements, such as periodic portfolio disclosure in filings with the SEC. The portfolio holdings information for the Separate Accounts including, among other things, the top ten holdings and complete portfolio holdings, is available on a monthly basis and generally can be obtained by contract holders/participants or their consultants, free of charge, 15 days after the month end by calling 1-866-642-3127. AXA Equitable has established this procedure to provide prompt portfolio holdings information so that contractholders and their consultants can perform effective oversight of plan investments.

On a case-by-case basis, AXA Equitable may approve the disclosure of non-public portfolio holdings and trading information to particular individuals or entities in appropriate circumstances. In all cases, the approval of release of non-public portfolio holdings or trading information will be conditioned on the obligation of the recipient to maintain the confidentiality of the information including an obligation not to trade on non-public information. Neither AXA Equitable nor its investment adviser, AllianceBernstein L.P., discloses non-public portfolio holdings or portfolio trade information of any Separate Account to the media.

In addition, with the approval of our investment officers, non-public portfolio holdings information may be provided as part of the legitimate business activities of each Separate Account to the following service providers and other organizations: auditors; the custodian; the accounting service provider, the administrator; the transfer agent; counsel to the Separate Accounts; regulatory authorities; pricing services; and financial printers. The entities to whom we or the investment advisor voluntarily provide holdings information, either by explicit agreement or by virtue of their respective duties to each Separate Account, are required to maintain the confidentiality of the information disclosed, including an obligation not to trade on non-public information. As of the date of this SAI, we have ongoing arrangements to provide non-public portfolio holdings information to the following service providers: JPMorgan Chase, State Street-Kansas City, PricewaterhouseCoopers LLP, Capital Printing Systems, Inc., and RR Donnelley. Each of these arrangements provides for ongoing disclosure of current portfolio holdings information so that the entity can provide services to the Separate Accounts. These service providers do not provide any compensation to AXA Equitable, the Separate Accounts or any affiliates in return for the disclosure of non-public portfolio holdings information.

Until particular portfolio holdings information has been released in regulatory filings or is otherwise available to contract holders and/or participants, and except with regard to the third parties described above, no such information may be provided to any party without the approval of our investment officers or the execution by such third party of an agreement containing appropriate confidentiality language which has been approved by our Legal Department. Our investment officers will monitor and review any potential conflicts of interest between the contract holders/participants and AXA Equitable and its affiliates that may arise from potential release of non-public portfolio holdings information. We will not release portfolio holdings information unless it is determined that the disclosure is in the best interest of its contract holders/participants and there is a legitimate business purpose for such disclosure. No compensation is received by AXA Equitable or its affiliates or any other person in connection with the disclosure of portfolio holdings information.

BROKERAGE FEES AND CHARGES FOR SECURITIES TRANSACTIONS


We discuss in the prospectus that we are the investment manager of the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds. As the investment manager of these Funds, we invest and reinvest the assets of these Funds in a manner consistent with the policies described in the prospectus. In providing these services we currently use the personnel and facilities of our majority-owned subsidiary, AllianceBernstein L.P. ("AllianceBernstein"), for portfolio selection and transaction services, including arranging the execution of portfolio transactions. AllianceBernstein is also an adviser for certain portfolios in EQ Advisors Trust and AXA Premier VIP Trust. Information on brokerage fees and charges for securities transactions for the Trusts' portfolios is provided in the prospectus for each Trust.

The AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds are charged for securities brokers commissions, transfer taxes and other fees and expenses relating to their operation. Transactions in equity securities for a Fund are executed primarily through brokers which receive a commission paid by the Fund. Brokers are selected by AllianceBernstein. AllianceBernstein seeks to obtain the best price and execution of all orders placed for the portfolio of the Funds, considering all the circumstances. If transactions are executed in the over-the-counter market AllianceBernstein will deal with the principal market makers, unless more favorable prices or better execution is otherwise obtainable. There are occasions on which portfolio transactions for the Funds may be executed as part of concurrent authorizations to purchase or sell the same security for certain other accounts or clients advised by AllianceBernstein. Although these concurrent authorizations potentially can be either advantageous or disadvantageous to the Funds, they are effected only when it is believed that to do so is in the best interest of the Funds. When these concurrent authorizations occur, the objective is to allocate the executions among the accounts or clients in a fair manner.

Recently, the increasing number of low-cost automated order execution services have contributed to lower commission rates. These services, often referred to as "low touch" trading, take advantage of the electronic connectivity of market centers, eliminating the need for human intervention and thereby lowering the cost of execution. These services include: 1) direct market access (DMA) options, in which orders are placed directly with market centers, such as NASDAQ or Archipelago; 2) aggregators, which allow access to multiple markets simultaneously; and 3) algorithmic trading platforms, which use complex mathematical models to optimize trade routing and timing.


We try to choose only brokers which we believe will obtain the best prices and executions on securities transactions. Subject to this general requirement, we also consider the amount and quality of securities research services provided by a broker. Typical research services include general economic information and analyses and specific information on and analyses of companies, industries and markets. Factors we use in evaluating research services include the diversity of sources used by the broker and the broker's experience, analytical ability and professional stature.

The receipt of research services from brokers tends to reduce our expenses in managing the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds. We take this into account when setting the expense charges. Brokers who provide research services may charge somewhat higher commissions than those who do not. However, we will select only brokers whose commissions we believe are reasonable in all the circumstances.


We periodically evaluate the services provided by brokers and prepare internal proposals for allocating among those various brokers business for all the accounts we manage or advise. That evaluation involves consideration of the overall capacity of the broker to execute transactions, its financial condition, its past performance and the value of research services provided by the broker in servicing the various accounts advised or managed by us. Generally, we do not tell brokers that we will try to allocate a particular amount of business to them. We do occasionally let brokers know how their performance has been evaluated.

Research information that we obtain may be used in servicing all clients or accounts under our management, including our general account. Similarly, we will not necessarily use all research provided by a broker or dealer with which the Funds transact business in connection with those Funds.


Transactions for the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds in the over-the-counter market are normally executed as principal transactions with a dealer that is a principal market maker in the security, unless a better price or better execution can be obtained from another source. Under these circumstances, the Funds pay no commission. Similarly, portfolio transactions in money market and debt securities will normally be executed through dealers or underwriters under circumstances where the Fund pays no commission.

When making securities transactions for the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds that do not involve paying a brokerage commission (such as the purchase of short-term debt securities), we seek to obtain prompt execution in an effective manner at the best price. Subject to this general objective, we may give orders to dealers or underwriters who provide investment research. None of the Funds will pay a higher price, however, and the fact that we may benefit from such research is not considered in setting the expense charges.


In addition to using brokers and dealers to execute portfolio securities transactions for clients or accounts we manage, we may enter into other types of business transactions with brokers or dealers. These other transactions will be unrelated to allocation of the Funds' portfolio transactions.


For the years ended December 31, 2006, 2005 and 2004, total brokerage commissions for Separate Account No. 10 -- Pooled were $29,394, $58,825 and $68,731, respectively; for Separate Account No. 4 -- Pooled were $739,493, $699,416 and $1,126,910, respectively; for Separate Account No. 3 -- Pooled were $453,828, $378,750 and $708,388, respectively; and for Separate Account No. 13 -- Pooled were $0, $0 and $0, respectively. For the fiscal year ended December 31, 2006, commissions of $28,883, $725,854 and $436,288 were paid to brokers providing research services to Separate Account No. 10 -- Pooled, Separate Account No. 4 -- Pooled and Separate Account No. 3 -- Pooled, respectively, on portfolio transactions of $178,739,675, $844,801,931 and $277,489,188, respectively.


ADDITIONAL INFORMATION ABOUT RIA

LOAN PROVISIONS

Loans to plan trustees on behalf of participants are permitted in our RIA program. It is the plan administrator's responsibility to administer the loan program.

The following are important features of the RIA loan provision:

o We will only permit loans from the guaranteed interest option. If the amount requested to be borrowed plus the loan fee and loan reserve we discuss below is more than the amount available in the guaranteed interest option for the loan transaction, the employer can move the additional amounts necessary from one or more Funds to the guaranteed interest option.

o The plan administrator determines the interest rate, the maximum term and all other terms and conditions of the loan.

o Repayment of loan principal and interest can be made only to the guaranteed interest option. The employer must identify the portion of the repayment amount which is principal and which is interest.

o Upon repayment of a loan amount, any repayment of loan principal and loan reserve (see below) taken from one or more Funds for loan purposes may be moved back to a Fund.

o We charge a loan fee in an amount equal to 1% of the loan principal amount on the date a loan is made. The contingent withdrawal charge will be applied to any unpaid principal, as if the amount had been withdrawn on the day the principal payment was due. See "Charges and expenses" in the prospectus.

o The minimum amount of a loan for a participant is $1,000, and the maximum amount is 90% of the balances in all the investment options for a participant. An employer plan, the Code and the DOL (as described in "Tax information" in the prospectus) may impose additional conditions or restrictions on loan transactions.

o On the date a loan is made, we create a loan reserve account in the guaranteed interest option in an amount equal to 10% of the loan amount. The 10% loan reserve is intended to cover (1) the ongoing operations fee applicable to amounts borrowed, (2) the possibility of our having to deduct applicable contingent withdrawal charges (see "Charges and expenses" in the prospectus) and (3) the deduction of any other withholdings, if required. The loan amount will not earn any interest under the contracts while the loan is outstanding. The amount of the loan reserve will continue to earn interest at the guaranteed interest option rate applicable for the employer plan.

o The ongoing operations fee will apply to the sum of the investment option balances (including the loan reserve) plus any unpaid loan principal. If the employer plan is terminated or any amount is withdrawn, or if any withdrawal from RIA results in the reduction of the 10% loan reserve amount in the guaranteed interest option, during the time a loan is outstanding, the contingent withdrawal charge will be applied to any principal loan balances outstanding as well as to any employer plan balances (including the loan reserve) in the investment options. See "Charges and expenses" in the prospectus.

ANNUITY BENEFITS

Subject to the provisions of an employer plan, we have available under RIA the following forms of fixed annuities.

o Life annuity: An annuity which guarantees a lifetime income to the retired employee-participant ("annuitant") and ends with the last monthly payment before the annuitant's death. There is no death benefit associated with this annuity form and it provides the highest monthly amount of any of the guaranteed life annuity forms. If this form of annuity is selected, it is possible that only one payment will be made if the annuitant dies after that payment.

o Life annuity -- period certain: This annuity form guarantees a lifetime income to the annuitant and, if the annuitant dies during a previously selected minimum payment period, continuation of payments to a designated beneficiary for the balance of the period. The minimum period is usually 5, 10, 15 or 20 years.

o Life annuity -- refund certain: This annuity form guarantees a lifetime income to the annuitant and, if the annuitant dies before the initial single premium has been recovered, payments will continue to a designated beneficiary until the single premium has been recovered. If no beneficiary survives the annuitant, the refund will be paid in one lump sum to the estate.

o Period certain annuity: Instead of guaranteed lifetime income, this annuity form provides for payments to the annuitant over a specified period, usually 5, 10, 15 or 20 years, with payments continuing to the designated beneficiary for the balance of the period if the annuitant dies before the period expires.

o Qualified joint and survivor life annuity: This annuity form guarantees lifetime income to the annuitant, and, after the annuitant's death, the continuation of income to the surviving spouse. Generally, unless a married annuitant elects otherwise with the written consent of his spouse, this will be the form of annuity payment. If this form of annuity is selected, it is possible that only one payment will be made if both the annuitant and the spouse die after that payment.

All of the forms outlined above (with the exception of qualified joint and survivor life annuity) are available as either Single or Joint life annuities. We offer other forms not outlined here. Your financial professional can provide details.

AMOUNT OF FIXED-ANNUITY PAYMENTS

Our forms of a fixed annuity provide monthly payments of specified amounts. Fixed-annuity payments, once begun, will not change. The size of payments will depend on the form of annuity that is chosen, our annuity rate tables in effect when the first payment is made, and, in the case of a life income annuity, on the annuitant's age. The tables in our contracts show monthly payments for each $1,000 of proceeds applied under an annuity. If our annuity rates in effect on the annuitant's retirement date would yield a larger payment, those current rates will apply instead of the tables. Our annuity rate tables are designed to determine the amounts required for the annuity benefits elected and for administrative and investment expenses and mortality and expense risks. Under our contracts we can change the annuity rate tables every five years. Such changes would not affect annuity payments being made.

ONGOING OPERATIONS FEE

We determine the ongoing operations fee based on the combined net balances of an employer plan in all the investment options (including any outstanding loan balances) at the close of business on the last business day of each month. For employer plans that adopted RIA on or before February 9, 1986, we use the rate schedule set forth below, and apply it to the employer plan balances at the close of business on the last business day of the following month. For employer plans that adopted RIA after February 9, 1986 we use the rate schedule set forth in the prospectus. See "Charges and expenses" in the prospectus.

------------------------------------------------
          Combined balance            Monthly
        of investment options          rate
------------------------------------------------
First       $  150,000             1/12 of 1.25%
Next        $  350,000             1/12 of 1.00%
Next        $  500,000             1/12 of 0.75%
Next        $1,500,000             1/12 of 0.50%
Over        $2,500,000             1/12 of 0.25%
------------------------------------------------

MANAGEMENT FOR THE ALLIANCEBERNSTEIN BOND, ALLIANCEBERNSTEIN BALANCED, ALLIANCEBERNSTEIN COMMON STOCK AND ALLIANCEBERNSTEIN MID CAP GROWTH FUNDS AND AXA EQUITABLE


FUNDS


In the Prospectus we give information about us, the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds and how we, together with AllianceBernstein, provide investment management for the investments and operations of these Funds. See "More information" in the prospectus. The amounts of the investment management and financial accounting fees we received from employer plans participating through registered contracts in the AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds in 2006 were $5,872, $9,873 and $4,380, respectively; in 2005 were $6,699, $9,873 and, $4,623, respectively; in 2004 were $6,299, $10,211 and $4,947, respectively. The amount of such fees received under the AllianceBernstein Bond Fund in 2006, 2005 and 2004 were $0, $0 and $0, respectively.

PORTFOLIO MANAGERS' INFORMATION (ALLIANCEBERNSTEIN BOND FUND, ALLIANCEBERNSTEIN BALANCED FUND, ALLIANCEBERNSTEIN COMMON STOCK FUND AND ALLIANCEBERNSTEIN MID CAP GROWTH FUND)


The tables and discussion below provide information with respect to the portfolio managers who are primarily responsible for the day-to-day management of each Fund.


------------------------------------------------------------------------------------------------------------------
                    AllianceBernstein Bond Fund, Separate Account No. 13 ("Fund")
                              AllianceBernstein L.P. ("Adviser")
                            Information as of December 31, 2006
------------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio manager(s) of the    (a)(2) For each person identified in column (a)(1), the number of other
Adviser named in the prospectus       accounts of the Adviser managed by the person within each category below and the total assets in the accounts managed within each cat-
                                      egory below
                                      ----------------------------------------------------------------------------

                                      Registered Invest-  Other Pooled Invest-    Other Accounts
                                      ment Companies      ment Vehicles
                                      ----------------------------------------------------------------------------
                                      Number     Total    Number      Total       Number      Total
                                      of         Assets   of          Assets      of          Assets
                                      Accounts   ($MM)    Accounts    ($MM)       Accounts    ($MM)
------------------------------------------------------------------------------------------------------------------
Alison Martier                        4          $3,134   4           $1,562      33          $4,569
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio manager(s) of the    (a)(3) For each of the categories in column (a)(2), the number of
Adviser named in the prospectus       accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account
                                      ----------------------------------------------------------------------------
                                      Registered Invest-  Other Pooled Invest-    Other Accounts
                                      ment Companies      ment Vehicles
                                      ----------------------------------------------------------------------------
                                      Number     Total    Number      Total       Number      Total
                                      of         Assets   of          Assets      of          Assets
                                      Accounts   ($MM)    Accounts    ($MM)       Accounts    ($MM)
------------------------------------------------------------------------------------------------------------------
Alison Martier                        N/A        N/A      N/A         N/A         N/A         N/A
------------------------------------------------------------------------------------------------------------------


Note: $MM means millions

For a description of any material conflicts, please see "Investment professional conflict of interest" later in the SAI.


For compensation information, please see "AllianceBernstein's compensation program" later in the SAI.


Ownership of Securities of AXA's insurance products for which the Fund serves as an investment option (Retirement Investment Account, Members Retirement Program and American Dental Association):

-------------------------------------------------------------------------------------------------------
                                          $10,001-    $50,001-    $100,001-    $500,001 -    over
 Portfolio Manager   None    $1-$10,000   $50,000     $100,000    $500,000     $1,000,000    $1,000,000
-------------------------------------------------------------------------------------------------------
Alison Martier       N/A*
-------------------------------------------------------------------------------------------------------


* Shares owned by Alison Martier in Equity Fund and Mid Cap Growth are as of 12/31/06. While there are no insurance products ownership to report, Ms. Martier participates in the AXA Equitable Savings and Investment Plan and owns shares as follows:

     o    (TPOW) Equity Fund:    6766.355 shares
     o    (TPOX) Mid Cap Growth: 7545.908 shares

Alison Martier is the team leader of the US Core Fixed Income team that manages this fund. Team Members include:

Alison M. Martier -- Senior Vice President and Director -- US Core Fixed Income

Ms. Martier became director of our US Core Fixed Income service in 2002. She manages US Core, Core Plus and Strategic Core Plus fixed income portfolios for institutional clients, as well as supervises the portfolio management team for our US Core and US Low Duration services. Ms. Martier joined AllianceBernstein in 1993 from Equitable Capital. She joined Equitable as a trader in 1979 and has been a portfolio manager since 1983. Ms. Martier holds a B.A. from Northwestern University and an M.B.A. from New York University's Graduate School of Business Administration. CFA Charterholder. Location: New York

Greg Wilensky -- Vice President, Portfolio Manager and Director -- Inflation-Linked Securities
Mr. Wilensky is a member of the US Core, US Low Duration and Liquid Markets teams, and also manages US Inflation Adjusted Bonds portfolios. In addition, Mr. Wilensky has been responsible for the firm's stable value business since 1998. Prior to joining AllianceBernstein as a portfolio man-ager in 1996, Mr. Wilensky was a treasury manager in the corporate finance group at AT&T Corp. He earned a B.S. in Business Administration from Washington University and an M.B.A. from the University of Chicago. Member of the New York Society of Security Analysts. CFA Charterholder. Location: New York

Shawn Keegan -- Vice President and Portfolio Manager

Mr. Keegan is the investment-grade credit specialist for AllianceBernstein's US Core, Core Plus and Low Duration strategies. He joined AllianceBernstein in 1993 as a portfolio assistant. He spent a year at Aladdin Capital as a trader before joining the US Core Fixed Income Team in early 2001. He holds a B.S. in Finance from Siena College. Location: New York


Joran Laird -- Vice President and Portfolio Manager
Mr. Laird has recently joined the US Core team from the New Zealand office where he was responsible for management of cash portfolios, quantitative trading and contributing to the overall fixed interest strategy. Prior to joining AllianceBernstein in 2000, Mr. Laird served as a treasury dealer and senior market risk analyst. He holds both a Bachelors Degree of Commerce and a Masters Degree of Commerce in Economics from the University of Canterbury. CFA Charterholder. Location: New York


------------------------------------------------------------------------------------------------------------------
                              AllianceBernstein Balanced Fund, Separate Account No. 10 ("Fund")
                                             AllianceBernstein L.P. ("Adviser")
                                             Information as of December 31, 2006
------------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio manager(s) of the   (a)(2) For each person identified in column (a)(1), the number of other
Adviser named in the prospectus      accounts of the Adviser managed by the person within each category below and the total assets in the accounts managed within each cat-
                                     egory below
                                     -----------------------------------------------------------------------------
                                     Registered Invest-  Other Pooled Invest-   Other Accounts
                                     ment Companies      ment Vehicles
                                     -----------------------------------------------------------------------------
                                     Number     Total    Number     Total       Number     Total
                                     of         Assets   of         Assets      of         Assets
                                     Accounts   ($MM)    Accounts   ($MM)       Accounts   ($MM)
------------------------------------------------------------------------------------------------------------------
Alison Martier                              4    3,134          4    1,562            34    4,587
------------------------------------------------------------------------------------------------------------------
Joshua Lisser                              44   41,159        291   21,741           249   67,850
------------------------------------------------------------------------------------------------------------------
Total                                      48   44,293        295   23,303           283   72,437
------------------------------------------------------------------------------------------------------------------
Excluded from above:
------------------------------------------------------------------------------------------------------------------
STRATEGIC BALANCED #10                    N/A      N/A        N/A      N/A             1       59
- COMBINED
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio manager(s) of the   (a)(3) For each of the categories in column (a)(2), the number of
Adviser named in the prospectus      accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account
                                     -----------------------------------------------------------------------------
                                     Registered Invest-  Other Pooled Invest-
                                     ment Companies      ment Vehicles          Other Accounts
                                     -----------------------------------------------------------------------------
                                     Number     Total    Number     Total       Number     Total
                                     of         Assets   of         Assets      of         Assets
                                     Accounts   ($MM)    Accounts   ($MM)       Accounts   ($MM)
------------------------------------------------------------------------------------------------------------------
Alison Martier                            N/A      N/A        N/A      N/A           N/A      N/A
------------------------------------------------------------------------------------------------------------------
Joshua Lisser                             N/A      N/A          2      620            42    9,860
------------------------------------------------------------------------------------------------------------------
Total                                     N/A      N/A          2      620            42    9,860
------------------------------------------------------------------------------------------------------------------
Excluded from above:
------------------------------------------------------------------------------------------------------------------
STRATEGIC BALANCED #10                    N/A      N/A        N/A      N/A           N/A      N/A
- COMBINED
------------------------------------------------------------------------------------------------------------------



Note: $MM means millions

For a description of any material conflicts, please see "Investment professional conflict of interest" later in the SAI.

For compensation information, please see "AllianceBernstein's compensation program" later in the SAI.

Ownership of Securities of AXA's insurance products for which the Fund serves as an investment option (Retirement Investment Account and Members Retirement Program):



-------------------------------------------------------------------------------------------------------
                                          $10,001-    $50,001-    $100,001-    $500,001 -    over
 Portfolio Manager   None    $1-$10,000   $50,000     $100,000    $500,000     $1,000,000    $1,000,000
-------------------------------------------------------------------------------------------------------
Alison Martier       N/A*
-------------------------------------------------------------------------------------------------------
Joshua Lisser        X
-------------------------------------------------------------------------------------------------------



* Shares owned by Alison Martier in the Equity Fund and the Mid Cap Growth are as of December 31, 2006. While there are no insurance products ownership to report, Ms. Martier participates in AXA Equitable Savings and Investment Plan and owns shares, pursuant to her prior employment at AXA, as follows:

     o    (TPOW) Equity Fund:    6766.355 shares
     o    (TPOX) Mid Cap Growth: 7545.908 shares

Joshua Lisser does not own such shares.

AllianceBernstein Balanced Fund, Separate Account No. 10 ("Fund") is managed by the following team members:

Joshua B. Lisser

Senior Vice President and Chief Investment Officer-Structured Equities

Mr. Lisser is a member of the Blend Strategies team. He joined AllianceBernstein in 1992 as a portfolio manager in the index strategies group and developed the international and global risk controlled equity services. Prior to joining AllianceBernstein, Mr. Lisser was with Equitable Capital spe-cializing in derivative investment strategies. Mr. Lisser received a BA from the State University of New York at Binghamton, where he was elected a member of Phi Beta Kappa, and an MBA from New York University. Location: New York

Seth Masters

Executive Vice President and Chief Investment Officer--Blend Strategies

Mr. Masters joined Bernstein in 1991 as a research analyst covering banks, insurance companies, and other financial firms and has been Executive Vice President and Chief Investment Officer for Blend Strategies since 2002. Between 1994 and 2002, Mr. Masters was Chief Investment Officer for Emerging Market Value Equities. In his current role, Mr. Masters has launched an array of blend strategies, drawing on AllianceBernstein's growth and value capabilities. He has been responsible for forging the firm's position within the core equity market. He also serves on AllianceBernstein's Management Executive Committee, a group of key senior professionals responsible for managing the firm, enacting key strategic initiatives and allocating resources. Over the years, Mr. Masters has published numerous articles, including "Is There a Better Way to Rebalance?," "Emerging Markets: Managing the Impact of High Costs," "After the
Fall: The Case for Emerging Markets Revisited" and "The Problem with Emerging Markets Indexes," which appeared in The Journal of Portfolio Management in 2003, 2002, 1999 and 1998, respectively. Prior to Bernstein, Mr. Masters worked as a senior associate at Booz, Allen & Hamilton from 1986 to 1990 and taught economics in China from 1983 to 1985. He earned a BA from Princeton University and an MPhil in economics from Oxford University. Location: New York

Thomas J. Fontaine

Senior Vice President and Senior Portfolio Manager--Blend Strategies

Mr. Fontaine is a senior vice president and senior portfolio manager on the Blend Strategies team, focusing on Style Blend and Structured Equity portfolios. Prior to his current role, Mr. Fontaine was a senior quantitative analyst responsible for the research and development of the US Structured Equity products, as well as the design of the firm's global equity portfolio analytics systems. Previous to joining Sanford C. Bernstein & Co. in 1999, Mr. Fontaine was a quantitative analyst at Tudor Investment Corporation, where he designed automated futures trading systems. Mr. Fontaine earned a BS, cum laude, in both Mathematics and Computer Science from the University of Wisconsin-Madison in 1988 and a Ph.D. in Computer Science from the University of Pennsylvania in 1993. He has earned the Global Association of Risk Professionals Financial Risk Manager certification. CFA Charterholder.
Location: New York

Christopher Nikolich

Senior Vice President and Senior Portfolio Manager--Blend Strategies

Mr. Nikolich is a senior vice president and senior portfolio manager on the Blend Strategies team and has been with the firm since 1994. Just prior to his current role, Mr. Nikolich was a portfolio manager in the index strategies group where he managed risk controlled equity services, a role he retains. Mr. Nikolich has an MBA in Finance and International Business from New York University and a BA in Finance from Rider University. Location: New York

Alison M. Martier

Senior Vice President and Director--US Core Fixed Income

Ms. Martier became director of our US Core Fixed Income service in 2002. She manages US Core, Core Plus and Strategic Core Plus fixed income portfolios for institutional clients, as well as supervises the portfolio management team for our US Core and US Low Duration services. Ms. Martier joined AllianceBernstein in 1993 from Equitable Capital. She joined Equitable as a trader in 1979 and has been a portfolio manager since 1983. Ms. Martier holds a BA from Northwestern University and an MBA from New York University's Graduate School of Business Administration. CFA Charterholder. Location: New York

Shawn Keegan

Vice President and Portfolio Manager

Mr. Keegan is the investment-grade credit specialist for AllianceBernstein's US Core, Core Plus and Low Duration strategies. He joined AllianceBernstein in 1993 as a portfolio assistant. He spent a year at Aladdin Capital as a trader before joining the US Core Fixed Income Team in early 2001. He holds a B.S. in Finance from Siena College. Location: New York

Greg Wilensky

Vice President, Portfolio Manager and Director

Mr. Wilensky is a member of the US Core, US Low Duration and Liquid Markets teams, and also manages US Inflation-Linked Securities portfolios. In addition, Mr. Wilensky has been responsible for the firm's stable value business since 1998. Prior to joining AllianceBernstein as a portfolio manager in 1996, Mr. Wilensky was a treasury manager in the corporate finance group at AT&T Corp. He earned a B.S. in Business Administration from Washington University and an MBA from the University of Chicago. Member of the New York Society of Security Analysts. CFA Charterholder. Location: New York

------------------------------------------------------------------------------------------------------------------
                             AllianceBernstein Common Stock Fund, Separate Account No. 4 ("Fund")
                                             AllianceBernstein L.P. ("Adviser")
                                             Information as of December 31, 2006
------------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio manager(s) of the   (a)(2) For each person identified in column (a)(1), the number of other
Adviser named in the prospectus      accounts of the Adviser managed by the person within each category below and the total assets in the accounts managed within each cat-
                                     egory below
                                     -----------------------------------------------------------------------------
                                     Registered Invest-  Other Pooled Invest-   Other Accounts
                                     ment Companies      ment Vehicles
                                     -----------------------------------------------------------------------------
                                     Number     Total    Number     Total       Number     Total
                                     of         Assets   of         Assets      of         Assets
                                     Accounts   ($MM)    Accounts   ($MM)       Accounts   ($MM)
------------------------------------------------------------------------------------------------------------------
Alan Levi                            2          $1,670          1       $6            12   $1,019
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio manager(s) of the   (a)(3) For each of the categories in column (a)(2), the number of
Adviser named in the prospectus      accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account
                                     -----------------------------------------------------------------------------
                                     Registered Invest-  Other Pooled Invest-
                                     ment Companies      ment Vehicles          Other Accounts
                                     -----------------------------------------------------------------------------
                                     Number     Total    Number     Total       Number     Total
                                     of         Assets   of         Assets      of         Assets
                                     Accounts   ($MM)    Accounts   ($MM)       Accounts   ($MM)
------------------------------------------------------------------------------------------------------------------
Alan Levi                                  2    $4,280         N/A     N/A           N/A      N/A
------------------------------------------------------------------------------------------------------------------


Note: $ MM means millions

For a description of any material conflicts, please see "Investment professional conflict of interest" later in the SAI.


For compensation information, please see "AllianceBernstein's compensation program" later in the SAI.


Ownership of Securities of AXA's insurance products for which the Fund serves as an investment option (Retirement Investment Account, Members Retirement Program and American Dental Association):

                                          $10,001-    $50,001-    $100,001-    $500,001 -    over
 Portfolio Manager   None    $1-$10,000   $50,000     $100,000    $500,000     $1,000,000    $1,000,000
Alan Levi            X

The management of and investment decisions for the Fund's portfolio are made by AllianceBernstein's US Growth Team, which is responsible for management of all of AllianceBernstein's US Growth accounts. The US Growth Team relies heavily on the fundamental analysis and research of the AllianceBernstein's large internal research staff. While all members of the team work jointly to determine the investment strategy, including security selection, Mr. Alan Levi, a member of the AllianceBernstein's US Growth Team, is responsible for day-to-day management of and has oversight and order placement responsibilities for the Fund's portfolio.

Alan E. Levi -- Senior Vice President and Team Leader
Mr. Levi is the team leader of the US Disciplined Growth and US Growth teams. He joined AllianceBernstein in 1973 as a research analyst and served as director of US equity research from 1990-1995. Mr. Levi joined the US Disciplined Growth team as a portfolio manager in 1995, served as co-team leader from 2002-2003 and became the team leader in 2004. He became a US Growth portfolio manager in 1999 and became the team leader in 2002. Mr. Levi is a past director and treasurer of the Bank and Financial Analysts Association and served as a director of the New York Society of Security Analysts between 1992-1994. He received his B.A. from Johns Hopkins and an M.B.A. from the University of Chicago. Location: New York


                         AllianceBernstein Mid Cap Growth Fund, Separate Account No. 3 ("Fund")
                                           AllianceBernstein L.P. ("Adviser")
                                          Information as of December 31, 2006
 ------------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio manager(s) of the   (a)(2) For each person identified in column (a)(1), the number of other
Adviser named in the Fund            accounts of the Adviser managed by the person within each category
prospectus                           below and the total assets in the accounts managed within each cat-
                                     egory below
                                     -----------------------------------------------------------------------------
                                     Registered Invest-  Other Pooled Invest-   Other Accounts
                                     ment Companies      ment Vehicles
                                     -----------------------------------------------------------------------------
                                     Number     Total    Number     Total       Number     Total
                                     of         Assets   of         Assets      of         Assets
                                     Accounts   ($MM)    Accounts   ($MM)       Accounts   ($MM)
------------------------------------------------------------------------------------------------------------------
Catherine Wood                             4    $5,210         35   $7,767          75*    $2,396
(AllianceBernstein L.P. and
Separately Managed
Accounts)
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
(a)(1) Portfolio manager(s) of the   (a)(3) For each of the categories in column (a)(2), the number of
Adviser named in the Fund            accounts and the total assets in the accounts with respect to which
prospectus                           the advisory fee is based on the performance of the account
                                     -----------------------------------------------------------------------------
                                     Registered Invest-  Other Pooled Invest-
                                     ment Companies      ment Vehicles          Other Accounts
                                     -----------------------------------------------------------------------------
                                     Number     Total    Number     Total       Number     Total
                                     of         Assets   of         Assets      of         Assets
                                     Accounts   ($MM)    Accounts   ($MM)       Accounts   ($MM)
------------------------------------------------------------------------------------------------------------------
Catherine Wood                         $2,396      N/A        N/A      N/A            N/A    N/A
(AllianceBernstein L.P. and
Separately Managed
Accounts)
------------------------------------------------------------------------------------------------------------------



Note: $MM means millions

*    includes wrap fee accounts at the sponsor level

For a description of any material conflicts, please see "Investment professional conflict of interest" later in the SAI.


For compensation information, please see "AllianceBernstein's compensation program" later in the SAI.

Ownership of Securities of AXA's insurance products for which the Fund serves as an investment option (Retirement Investment Account, Members Retirement Program and American Dental Association):

                                           $10,001-    $50,001-    $100,001-    $500,001 -    over
 Portfolio Manager   None    $1-$10,000   $50,000     $100,000    $500,000     $1,000,000    $1,000,000
Catherine Wood       X

The management of and investment decisions for the Fund's portfolio are made by Ms. Catherine Wood. Ms. Wood relies heavily on the fundamental research efforts of the firm's extensive internal research staff, including the Global Research Department, Research for Strategic Change team and Research on Early Stage Growth team.

Catherine Wood -- Senior Vice President, US Mid Cap Growth Team Leader and Chief Investment Officer -- US Strategic Research

Ms. Wood is also the Chief Investment Officer of AllianceBernstein's Strategic Research Product. Ms. Wood joined AllianceBernstein in 2001 from Tupelo Capital Management, where she was a General Partner, co-managing global equity-oriented portfolios. Prior to that, Ms. Wood worked for 18 years with Jennison Associates as a Director and Portfolio Manager, Equity Research Analyst and Chief Economist. As a portfolio manager with Jennison, she invested in both US and international securities. Ms. Wood's experience in research ranges from media, telecommunications and emerging technologies to business services, consumer non-durables and basic industries. She started her career as an assistant economist at Capital Research from 1977 to 1980. She received her B.S., summa cum laude, from the University of Southern California. Location:
New York

John H. Fogarty -- Senior Vice President and Senior Portfolio Manager
Mr. Fogarty began his career at AllianceBernstein in 1988 performing quantitative research while attending Columbia. He started full time with the firm in 1992, joined the US Large Cap Growth Team as a generalist and quantitative analyst in 1995, and became a US Large Cap Growth portfolio manager in 1997. Mr. Fogarty re-joined the firm in 2006 after spending nearly 3 years as a hedge fund manager at Dialectic Capital and Vardon Partners, respectively. Mr. Fogarty received his BA from Columbia University. CFA Charterholder. Location: New York.

INVESTMENT PROFESSIONAL CONFLICT OF INTEREST DISCLOSURE

As an investment adviser and fiduciary, AllianceBernstein owes its clients and shareholders an undivided duty of loyalty. We recognize that conflicts of interest are inherent in our business and accordingly have developed policies and procedures (including oversight monitoring) reasonably designed to detect, manage and mitigate the effects of actual or potential conflicts of interest in the area of employee personal trading, managing multiple accounts for multiple clients, including AllianceBernstein Mutual Funds, and allocating investment opportunities. Investment professionals, including portfolio managers and research analysts, are subject to the above-mentioned policies and oversight monitoring to ensure that all clients are treated equitably. We place the interests of our clients first and expect all of our employees to meet their fiduciary duties.

EMPLOYEE PERSONAL TRADING

AllianceBernstein has adopted a Code of Business Conduct and Ethics that is designed to detect and prevent conflicts of interest when investment professionals and other personnel of AllianceBernstein own, buy or sell securities which may be owned by, or bought or sold for, clients. Personal securities transactions by an employee may raise a potential conflict of interest when an employee owns or trades in a security that is owned or considered for purchase or sale by a client, or recommended for purchase or sale by an employee to a client. Subject to the reporting requirements and other limitations of its Code of Business Conduct and Ethics, AllianceBernstein permits its employees to engage in personal securities transactions, and also allows them to acquire investments in the AllianceBernstein Mutual Funds through direct purchase, 401(k)/profit sharing plan investment and/or notionally in connection with deferred incentive compensation awards. AllianceBernstein's Code of Ethics and Business Conduct requires disclosure of all personal accounts and maintenance of brokerage accounts with designated broker-dealers approved by AllianceBernstein. The Code also requires preclearance of all securities transactions and imposes a one-year holding period for securities purchased by employees to discourage short-term trading.

MANAGING MULTIPLE ACCOUNTS FOR MULTIPLE CLIENTS

AllianceBernstein has compliance policies and oversight monitoring in place to address conflicts of interest relating to the management of multiple accounts for multiple clients. Conflicts of interest may arise when an investment professional has responsibilities for the investments of more than one account because the investment professional may be unable to devote equal time and attention to each account. The investment professional or investment professional teams for each client may have responsibilities for managing all or a portion of the investments of multiple accounts with a common investment strategy, including other registered investment companies, unregistered investment vehicles, such as hedge funds, pension plans, separate accounts, collective trusts and charitable foundations. Among other things, AllianceBernstein's policies and procedures provide for the prompt dissemination to investment professionals of initial or changed investment recommendations by analysts so that investment professionals are better able to develop investment strategies for all accounts they manage. In addition, investment decisions by investment professionals are reviewed for the purpose of maintaining uniformity among similar accounts and ensuring that accounts are treated equitably. No investment professional that manages client accounts carrying performance fees is compensated directly or specifically for the performance of those accounts. Investment professional compensation reflects a broad contribution in multiple dimensions to long-term investment success for our clients and is not tied specifically to the performance of any particular client's account, nor is it directly tied to the level or change in the level of assets under management.

ALLOCATING INVESTMENT OPPORTUNITIES

AllianceBernstein has policies and procedures intended to address conflicts of interest relating to the allocation of investment opportunities. These policies and procedures are designed to ensure that information relevant to investment decisions is disseminated promptly within its portfolio management teams and investment opportunities are allocated equitably among different clients. The investment professionals at AllianceBernstein routinely are required to select and allocate investment opportunities among accounts. Portfolio holdings, position sizes, and industry and sector exposures tend to be similar across similar accounts, which minimizes the potential for conflicts of interest relating to the allocation of investment opportunities. Nevertheless, investment opportunities may be allocated differently among accounts due to the particular characteristics of an account, such as size of the account, cash position, tax status, risk tolerance and investment restrictions or for other reasons.

AllianceBernstein's procedures are also designed to prevent potential conflicts of interest that may arise when AllianceBernstein has a particular financial incentive, such as a performance-based management fee, relating to an account. An investment professional may perceive that he or she has an incentive to devote more time to developing and analyzing investment strategies and opportunities or allocating securities preferentially to accounts for which AllianceBernstein could share in investment gains.

To address these conflicts of interest, AllianceBernstein's policies and procedures require, among other things, the prompt dissemination to investment professionals of any initial or changed investment recommendations by analysts; the aggregation of orders to facilitate best execution for all accounts; price averaging for all aggregated orders; objective allocation for limited investment opportunities (e.g., on a rotational basis) to ensure fair and equitable allocation among accounts; and limitations on short sales of securities. These procedures also require documentation and review of justifications for any decisions to make investments only for select accounts or in a manner disproportionate to the size of the account.

PORTFOLIO MANAGER COMPENSATION

AllianceBernstein's compensation program for investment professionals is designed to be competitive and effective in order to attract and retain the highest caliber employees. The compensation program for investment professionals is designed to reflect their ability to generate long-term investment success for our clients, including shareholders of the AllianceBernstein Mutual Funds. Investment professionals do not receive any direct compensation based upon the investment returns of any individual client account, nor is compensation tied directly to the level or change in the level of assets under management. Investment professionals' annual compensation is comprised of the following:

FIXED BASE SALARY

This is generally the smallest portion of compensation. The base salary is a relatively low, fixed salary within a similar range for all investment professionals. The base salary (is determined at the outset of employment based on level of experience) does not change significantly from year to year, and hence, is not particularly sensitive to performance.

DISCRETIONARY INCENTIVE COMPENSATION IN THE FORM OF AN ANNUAL CASH BONUS

AllianceBernstein's overall profitability determines the total amount of incentive compensation available to investment professionals. This portion of compensation is determined subjectively based on qualitative and quantitative factors. In evaluating this component of an investment professional's compensation, AllianceBernstein considers the contribution to his/her team or discipline as it relates to that team's overall contribution to the long-term investment success, business results and strategy of AllianceBernstein. Quantitative factors considered include, among other things, relative investment performance (e.g., by comparison to competitor or peer group funds or similar styles of investments, and appropriate, broad-based or specific market indices), and consistency of performance. There are no specific formulas used to determine this part of an investment professional's compensation and the compensation is not tied to any pre-determined or specified level of performance. AllianceBernstein also considers qualitative factors such as the complexity and risk of investment strategies involved in the style or type of assets managed by the investment professional; success of marketing/business development efforts and client servicing; seniority/length of service with the firm; management and supervisory responsibilities; and fulfillment of AllianceBernstein's leadership criteria.

DISCRETIONARY INCENTIVE COMPENSATION IN THE FORM OF AWARDS UNDER
ALLIANCEBERNSTEIN'S PARTNERS COMPENSATION PLAN ("DEFERRED AWARDS")

AllianceBernstein's overall profitability determines the total amount of deferred awards available to investment professionals. The deferred awards are allocated among investment professionals based on criteria similar to those used to determine the annual cash bonus. There is no fixed formula for determining these amounts. Deferred awards, for which there are various investment options, vest over a four-year period and are generally forfeited if the employee resigns or AllianceBernstein terminates his/her employment. Investment options under the deferred awards plan include many of the same AllianceBernstein Mutual Funds offered to mutual fund investors, thereby creating a close alignment between the financial interests of the investment professionals and those of AllianceBernstein's clients and mutual fund shareholders with respect to the performance of those mutual funds. AllianceBernstein also permits deferred award recipients to allocate up to 50% of their award to investments in AllianceBernstein's publicly traded equity securities.*

CONTRIBUTIONS UNDER ALLIANCEBERNSTEIN'S PROFIT SHARING/401(K) PLAN

The contributions are based on AllianceBernstein's overall profitability. The amount and allocation of the contributions are determined at the sole discretion of AllianceBernstein.



*    Prior  to  2002,   investment   professional   compensation  also  included
     discretionary long-term incentive in the form of restricted grants of AllianceBernstein's Master Limited Partnership Units.

DISTRIBUTION OF THE CONTRACTS


Pursuant to a Distribution and Servicing Agreement between AXA Advisors, AXA Equitable, and certain of AXA Equitable's separate accounts, AXA Equitable paid AXA Advisors a fee of $325,380 for each of the years 2006, 2005 and 2004. AXA Equitable paid AXA Advisors as the distributor of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts $672,531,658 in 2006, $588,734,659 in 2005 and $567,991,463 in 2004 . Of these amounts, AXA Advisors retained $339,484,801, $293,075,553 and $289,050,171, respectively.


CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


JPMorgan Chase Bank, N.A. is the custodian for the shares of the Trusts owned by Separate Account Nos. 3, 4, 10 and 13. There is no custodian for the shares of the Trusts owned by Separate Account No. 66.

The financial statements of each Separate Account at December 31, 2006 and for each of the two years in the period ended December 31, 2006, and the consolidated financial statements of AXA Equitable at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 are included in this SAI in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of AXA Equitable at December 31, 2005 and for each of the two years in the period ended December 31, 2005 are also included in this SAI in reliance on the reports of KPMG LLP, an independent registered public accounting firm, on (i) the consolidated financial statements of AllianceBernstein L.P. as of December 31, 2005 and for each of the years in the two-year period ended December 31, 2005, and the December 31, 2005 financial statement schedule, and (ii) the financial statements of AllianceBernstein Holding L.P. (together "AllianceBernstein", formerly "Alliance") as of December 31, 2005 and for each of the years in the two-year period ended December 31, 2005. The reports are given on the authority of said firms as experts in auditing and accounting.

KPMG LLP was AllianceBernstein's independent registered public accounting firm as of December 31, 2005 and for each of the years in the two-year period ended December 31, 2005. On March 8, 2006, KPMG LLP was terminated, and PricewaterhouseCoopers LLP was appointed as AllianceBernstein's independent registered public accounting firm, as disclosed on AXA Equitable's Report on Form 8-K filed on March 13, 2006. AllianceBernstein Corporation, an indirect wholly owned subsidiary of AXA Equitable, is the general partner of both AllianceBernstein L.P. and AllianceBernstein Holding L.P.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence rules, and as disclosed in AXA Equitable's Form 10-K. PricewaterhouseCoopers LLP's address is 300 Madison Avenue, New York, New York 10017.

AXA EQUITABLE

We are managed by a Board of Directors which is elected by our shareholder(s). Our directors and certain of our executive officers and their principal occupations are as follows. Unless otherwise indicated, the following persons have been involved in the management of AXA Equitable and/or its affiliates in various executive positions during the last five years.



DIRECTORS

------------------------------------------------------------------------------------------------------------------------------------
Name and Principal Business Address    Business Experience Within Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Henri de Castries                      Director, MONY Life and MONY America (since July 2004); Director of AXA Equitable (since
AXA                                    September 1993); Chairman of the Board of AXA Financial (since April 1998); Vice Chairman
25, Avenue Matignon                    (February 1996 to April 1998). Chairman of the Management Board (since May 2001) and Chief
75008 Paris, France                    Executive Officer of AXA (January 2000 to May 2002); Vice Chairman of AXA's Management Board
                                       (January 2000 to May 2001). Director or officer of various subsidiaries and affiliates of the AXA Group. Director of AllianceBernstein Corporation, the general partner of
                                       AllianceBernstein Holding and AllianceBernstein. A former Director of Donaldson, Lufkin and
                                       Jenrette ("DLJ") (July 1993 to November 2000).
------------------------------------------------------------------------------------------------------------------------------------
Denis Duverne                          Director, MONY Life and MONY America (since July 2004); Director of AXA Equitable (since
AXA                                    February 1998). Member of the AXA Management Board (since February 2003) and Chief Financial
25, Avenue Matignon                    Officer (since May 2003), prior thereto, Executive Vice President, Finance, Control and
75008 Paris, France                    Strategy, AXA (January 2000 to May 2003); prior thereto Senior Executive Vice President,
                                       International (US-UK-Benelux) AXA (January 1997 to January 2000); Member of the AXA
                                       Executive Committee (since January 2000); Director, AXA Financial (since November 2003),
                                       AllianceBernstein (since February 1996) and various AXA affiliated companies. Former
                                       Director of DLJ (February 1997 to November 2000).
------------------------------------------------------------------------------------------------------------------------------------
Mary (Nina) Henderson Director,        MONY Life and MONY America (since July 2004); Founder of Henderson Advisory Consulting
Henderson Advisory Consulting          (since January 2001); Retired Corporate Vice President, Core Business Development of
425 East 86th St.                      Bestfoods (June 1999 to December 2000). Prior thereto, President, Bestfoods Grocery
New York, NY 10028                     (formerly CPC International, Inc.) and Vice President, Bestfoods (1997 to 2000). Director,
                                       Del Monte Foods Co., PACTIV Corporation and Dutch Shell plc; Former Director, Hunt
                                       Corporation (1992 to 2002); Director, AXA Financial and AXA Equitable (since December 1996).
------------------------------------------------------------------------------------------------------------------------------------
James F. Higgins Director,             MONY Life and MONY America (since July 2004); Director of AXA Equitable (since December
Morgan Stanley                         2002). Senior Advisor, Morgan Stanley (since June 2000); Director/Trustee, Morgan Stanley
Harborside Financial Center            Funds (since June 2000); Director, AXA Financial (since December 2002); President and Chief
Plaza Two, Second Floor                Operating Officer -- Individual Investor Group, Morgan Stanley Dean Witter (June 1997 to
Jersey City, NJ 07311                  June 2000); President and Chief Operating Officer -- Dean Witter Securities, Dean Witter
                                       Discover & Co. (1993 to May 1997); Director and Chairman of the Executive Committee,
                                       Georgetown University Board of Regents; Director, The American Ireland Fund; Member; and a
                                       member of The American Association of Sovereign Military Order of Malta.
------------------------------------------------------------------------------------------------------------------------------------
Scott D. Miller Director,              MONY Life and MONY America (since July 2004); Director of AXA Equitable (since September
Six Sigma Academy                      2002). Chief Executive Officer, (since February 2005) of Six Sigma Academy. Prior thereto,
315 East Hopkins Street                President (May 2004 to February 2005). Prior thereto, Vice Chairman (March 2003 to May
Aspen, CO 81611                        2004), Hyatt Hotels Corporation; President (January 2000 to March 2003); Director, AXA
                                       Financial (since September 2002); NAVTEQ (since May 2004); Director, Interval International
                                       (January 1998 to June 2003); Executive Vice President, Hyatt Development Corporation (1997
                                       to 2000); Director, Schindler Holdings, Ltd. (January 2002 to 2006).
------------------------------------------------------------------------------------------------------------------------------------
Joseph H. Moglia Director,             MONY Life and MONY America (since July 2004); Director of AXA Equitable (since November
Ameritrade Holding Corporation         2002). Chief Executive Officer, Ameritrade Holding Corporation (since March 2001); Director,
4211 South 102nd Street                AXA Financial (since November 2002); Senior Vice President, Merrill Lynch & Co., Inc. (1984
Omaha, NE 68127                        to March 2001).
------------------------------------------------------------------------------------------------------------------------------------
Peter J. Tobin Director,               MONY Life and MONY America (since July 2004); Director of AXA Equitable (since March 1999);
1 Briarwood Lane                       Special Assistant to the President, St. John's University (September 2003 to June 2005);
Denville, NJ 07834                     prior thereto, Dean, Peter J. Tobin College of Business, St. John's University (August 1998
                                       to September 2003). Director, AllianceBernstein Corporation (since May 2000); The CIT Group,
                                       Inc. (May 1984 to June 2001, June 2002 to present), H. W. Wilson Company and Junior
                                       Achievement of New York, Inc. and Member and Officer of Rock Valley Tool, LLC. Director of
                                       AXA Financial (since March 1999) and Director, P.A. Consulting (since 1999).
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Name and Principal Business Address    Business Experience Within Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Bruce W. Calvert Director,             MONY Life and MONY America (since July 2004); Director of AXA Equitable (since May 2001);
78 Pine Street, 2nd Floor              Currently, Executive Advisor to the Chief Executive Officer of
New Canaan, CT 06840                   AllianceBernstein Corporation; Director (October 1992 to December 2004), Chairman of the
                                       Board (May 2001 to December 2004) and Chief Executive Officer (January 1999 to June 2003),
                                       AllianceBernstein Corporation; Vice Chairman (May 1993 to April 2001) and Chief Investment
                                       Officer (May 1993 to January 1999), AllianceBernstein Corporation; Director, AXA Financial
                                       (since May 2001); Former Vice Chairman of the Board of Trustees of Colgate University; Former
                                       Trustee of the Mike Wolk Heart Foundation; Member of the Investment Committee of The New York
                                       Community Trust.
------------------------------------------------------------------------------------------------------------------------------------
Charlynn Goins                         Director of AXA Financial, Inc., AXA Equitable, MONY Life and MONY America (since
New York City Health and Hospitals     September 2006). Chairperson of New York City Health and Hospitals Corporation (since June
Corporation                            2004). Prior thereto, Independent Trustee of the Mainstay Funds, c/o New York Life Insurance
125 Worth Street, Suite 519            Company's family of mutual funds (March 2001 to July 2006). Member of the Distribution
New York, NY 10013                     Committee of The New York Community Trust (since 2002); Member of the Board of Trustees of the Brooklyn Museum (since 2002); Member of the Council on Foreign Relations (since 1991).
------------------------------------------------------------------------------------------------------------------------------------
Anthony J. Hamilton                    Director of AXA Financial, Inc. (since December 1995). Director of AXA Equitable,
AXA UK plc                             MONY Life and MONY America (since May 2006). Chairman of AXA UK plc (since 1997). Prior
5 Old Broad Street                     thereto, Chief Executive Officer (1978 to October 2002) and Director (April 1978 to January
London, England EC2N 1AD               2005) of Fox-Pitt, Kelton Group Limited. Currently, Chairman of the Investment Committee and
                                       Chairman of the Remuneration and Nomination Committee of AXA UK plc; Member of the
                                       Supervisory Board of AXA (since 1997); Director of Swiss Re Capital Markets Limited (since
                                       2001); Director of Binley Limited (since 1994); Director of TAWA UK Limited since (2004);
                                       Member of the Board of Governors of Club de Golf Valderrama (since June 2006).
------------------------------------------------------------------------------------------------------------------------------------
Lorie A. Slutsky                       Director of AXA Financial, Inc., AXA Equitable, MONY Life and MONY America (since
The New York Community Trust           September 2006). President of The New York Community Trust (since 1990). Prior thereto,
909 Third Avenue                       Executive Vice President of The New York Community Trust (1987 to 1990). Director of
New York, NY 10022                     AllianceBernstein Corporation (since July 2002); Director (since 1997) and Chairman of the
                                       Board (since April 2004) of BoardSource; Co-Chairperson of Panel on the Nonprofit Sector
                                       (since May 2005); Trustee of The New School University (since 1999); Chairman of the Board of
                                       Governors of the Milano School of Management & Urban Policy (The New School) (since September
                                       2003).
------------------------------------------------------------------------------------------------------------------------------------
Ezra Suleiman                          Director of AXA Financial, Inc., AXA Equitable, MONY Life and MONY America (since
Princeton University                   May 2006). Concurrently: Professor of Politics, IBM Professor of International Studies -
Corwin Hall                            Director, Program in European Studies (since September 1979) and Professor of Politics (since
Princeton, NJ 08544                    September 1979) of Princeton University. Member of AXA's Supervisory Board (since April
                                       2003); Currently, Member of AXA's Selection, Governance and Human Resources Committee and
                                       Audit Committee; Associate Professor of Institut d'Etudes Politiques (Paris); Member of the
                                       Management Committee of Institut Montaigne; Member of the Executive Committee of Centre
                                       Americain Institut, Institut d'Etudes Politiques (Paris); Member of the Editorial Board of
                                       Comparative Politics; Member of the Editorial Committee of La Revue des Deux Mondes; Member
                                       of the Council on Foreign Relations (New York), HEC International Advisory.
------------------------------------------------------------------------------------------------------------------------------------

OFFICERS -- DIRECTORS

------------------------------------------------------------------------------------------------------------------------------------
Name and Principal Business Address    Business Experience Within Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Christopher M. Condron                 Director, Chairman of the Board, President (July 2004 to September 2005, February
                                       2006 to present) and Chief Executive Officer, MONY Life and MONY America (since July 2004);
                                       Chairman of the Board, President (July 2004 to September 2005) and Chief Executive Officer,
                                       MONY Holdings, LLC (since July 2004); Director, Chairman of the Board, President (May 2002 to
                                       September 2005, February 2006 to present) and Chief Executive Officer, AXA Equitable (since
                                       May 2001); Director, President and Chief Executive Officer, AXA Financial (since May 2001);
                                       Chairman of the Board, President (May 2001 to September 2005, February 2006 to present) and
                                       Chief Executive Officer (AXA Financial Services, LLC (since May 2001); Member of AXA's
                                       Management Board (since May 2001); Member of AXA's Executive Committee; Director (since May
                                       2004) and President (since September 2005), AXA America Holdings, Inc.; Director,
                                       AllianceBernstein Corporation (since May 2001); Director, Chairman of the Board, President
                                       (June 2001 to September 2005, January 2006 to present) and Chief Executive Officer, AXA Life and Annuity Company (since June 2001); Director and Chairman, U.S. Financial Life Insurance
                                       Company (since December 2006); Member of the Board, American Council of Life Insurers (since
                                       January 2007); Director, KBW, Inc. (since January 2007); Director, The Advest Group, Inc.
                                       (July 2004 to December 2005); Director and Treasurer, The American Ireland Fund (since 1999);
                                       Board of Trustees of The University of Scranton (1995 to 2002); Former Member of the
                                       Investment Company Institute's Board of Governors (October 2001 to 2005); prior thereto,
                                       October 1997 to October 2000) and Executive Committee (1998 to 2000); Former Trustee of The
                                       University of Pittsburgh; Former Director, St. Sebastian Country Day School (1990 to June
                                       2005); Former Director, the Massachusetts Bankers Association; President and Chief Operating
                                       Officer, Mellon Financial Corporation (1999 to 2001); Chairman and Chief Executive Officer,
                                       Dreyfus Corporation (1995 to 2001).
------------------------------------------------------------------------------------------------------------------------------------



OTHER OFFICERS

------------------------------------------------------------------------------------------------------------------------------------
Name and Principal Business Address    Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Leon B. Billis                         Executive Vice President and AXA Group Deputy Chief Information Officer, MONY Life
                                       and MONY America (since July 2004); Executive Vice President (since February 1998) and AXA
                                       Group Deputy Chief Information Officer (since February 2001); AXA Equitable and AXA Financial
                                       Services, LLC (since September 1999). Director, President and Chief Executive Officer, AXA
                                       Technology Services (since 2002); prior thereto, Chief Information Officer (November 1994 to
                                       February 2001). Previously held other officerships with AXA Equitable.
------------------------------------------------------------------------------------------------------------------------------------
Jennifer Blevins                       Executive Vice President, MONY Life and MONY America (since July 2004); Executive
                                       Vice President (since January 2002), AXA Equitable; Executive Vice President (since January
                                       2002), AXA Financial Services, LLC; Director, MONY Assets Corp. (since June 2006); Director,
                                       MONY Benefits Management Corp. (since July 2004); prior thereto, Senior Vice President and
                                       Managing Director, Worldwide Human Resources, Chubb and Son, Inc. (1999 to 2001); Senior Vice
                                       President and Deputy Director of Worldwide Human Resources, Chubb and Son, Inc. (1998 to
                                       1999).
------------------------------------------------------------------------------------------------------------------------------------
Harvey Blitz                           Senior Vice President (since July 2004) MONY Life and MONY America; Senior Vice
                                       President (September 1987 to present) AXA Equitable; Senior Vice President (since July 1992)
                                       AXA Financial, Inc.; Senior Vice President (since September 1999) AXA Financial Services,
                                       LLC; Senior Vice President, AXA America Holdings, Inc. (since September 2005); Senior Vice
                                       President (since December 1999) AXA Life and Annuity Company; Director (since January 2006)
                                       and Chairman of the Board (June 2003 to March 2005) Frontier Trust Company, FSB ("Frontier");
                                       Director (since July 1999) AXA Advisors LLC; Senior Vice President (since July 1999) and former Director (July 1999 until July 2004) AXA Network, LLC (formerly EquiSource); Director and Officer of various AXA Equitable affiliates.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Name and Principal Business Address    Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Kevin R. Byrne                         Senior Vice President and Treasurer (July 2004 to present), and Chief Investment
                                       Officer (September 2004 to present), MONY Financial Services, Inc., MONY Holdings, LLC., MONY
                                       Life Insurance Company and MONY Life Insurance Company of America. Senior Vice President
                                       (July 1997 to present), Treasurer (September 1993 to present) and Chief Investment Officer
                                       (September 2004 to present), and prior thereto, Vice President (February 1989 to July 1997),
                                       Deputy Treasurer (until September 1993), AXA Equitable. Senior Vice President (September 1997
                                       to present), Treasurer (September 1993 to present) and Chief Investment Officer (September
                                       2004 to present), and prior thereto, Vice President (May 1992 to September 1997) and
                                       Assistant Treasurer (May 1992 to September 1993), AXA Financial, Inc. Senior Vice President
                                       and Treasurer (since September 1999) and Chief Investment Officer (since September 2004), AXA
                                       Financial Services, LLC. Senior Vice President (since September 2005), AXA America Holdings,
                                       Inc. Director (July 2004 to December 2005), The Advest Group, Inc. and Boston Advisors, Inc.
                                       Director, Chairman of the Board and President (July 2004 to December 2005), MONY Capital
                                       Management, Inc. Director, Senior Vice President and Treasurer (since July 2004), MONY
                                       Benefits Management Corp. Director and Chairman of the Board (July 2004 to May 2005), Matrix
                                       Private Equities, Inc. and Matrix Capital Markets Group, Inc. Director, Treasurer (since July
                                       2004), and Senior Vice President (since December 2006); 1740 Advisers, Inc. Director,
                                       Executive Vice President and Treasurer (since July 2004), MONY Asset Management, Inc.;
                                       Director (since July 2004) and Chief Financial Officer (since April 2006), MONY Agricultural
                                       Investment Advisers, Inc. President and Treasurer (since October 2004), MONY International
                                       Holdings, LLC. Director, President and Treasurer (since November 2004), MONY Life Insurance
                                       Company of the Americas, Ltd. and MONY Bank & Trust Company of the Americas, Ltd. Director
                                       and Deputy Treasurer (since December 2001), AXA Technology Services. Senior Vice President,
                                       Chief Investment Officer (since September 2004) and Treasurer (since December 1997), AXA Life
                                       & Annuity Company. Treasurer, Frontier Trust Company, FSB (since June 2000); and AXA Network,
                                       LLC (since December 1999). Director (since July 1998), Chairman (since August 2000), and
                                       Chief Executive Officer (since September 1997), Equitable Casualty Insurance Company. Senior
                                       Vice President and Treasurer, AXA Distribution Holding Corporation (since November 1999); and
                                       AXA Advisors, LLC (since December 2001). Director, Chairman, President and Chief Executive
                                       Officer (August 1997 to June 2002), Equitable JV Holding Corporation. Director (since July
                                       1997), and Senior Vice President and Chief Financial Officer (since April 1998), ACMC, Inc.
                                       Director, President and Chief Executive Officer (since December 2003), AXA Financial
                                       (Bermuda) Ltd. Director (since January 2005), Senior Vice President and Chief Investment
                                       Officer (since February 2005), U.S. Financial Life Insurance Company; Treasurer (November
                                       2000 to December 2003), Paramount Planners, LLC. Vice President and Treasurer (March 1997 to
                                       December 2002) EQ Advisors Trust. Director (July 1997 to May 2001) and President and CEO
                                       (August 1997 to May 2001), EQ Services, Inc. Director, AXA Alternative Advisors, Inc.
                                       (formerly AXA Global Structured Products); Director, Executive Vice President and Treasurer
                                       (July 2004 to February 2005), MONY Realty Capital, Inc. and MONY Realty Partners, Inc.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Name and Principal Business Address    Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Richard Dziadzio                       Executive Vice President (since September 2004) and Chief Financial Officer (since
                                       December 2006), AXA Equitable, prior thereto, Executive Vice President and Deputy Chief
                                       Financial Officer (September 2005 to December 2006); Executive Vice President (since July
                                       2004) and Chief Financial Officer (since December 2006), MONY Life and MONY America, prior thereto, Executive Vice President and Deputy Chief Financial Officer (September 2005 to
                                       December 2006); Executive Vice President (since September 2005) and Chief Financial Officer
                                       (since December 2006), AXA Financial, prior thereto, Executive Vice President and Deputy
                                       Chief Financial Officer (September 2005 to December 2006); Director (since January 2007),
                                       Executive Vice President (since September 2004) and Chief Financial Officer (since December
                                       2006), AXA Financial Services, LLC; Director (since July 2004), AXA Advisors, LLC; Director and Executive Vice President (since December 2006), AXA America Holdings, Inc.; Executive
                                       Vice President and Chief Financial Officer (since December 2006), AXA Life and Annuity
                                       Company; Executive Vice President and Chief Financial Officer (since December 2006), AXA
                                       Distribution Holding Corporation; Director (since July 2004), MONY Capital Management, Inc.
                                       and MONY Agricultural Investment Advisers, Inc.; Director, Executive Vice President and Chief
                                       Financial Officer (since December 2006), MONY Financial Services, Inc.; Executive Vice
                                       President and Chief Financial Officer (since December 2006), MONY Holdings, LLC; Director
                                       (since July 2004), 1740 Advisers, Inc. and MONY Asset Management, Inc.; Director (since
                                       November 2004), Frontier Trust Company, FSB; Director (since January 2005), MONY Financial
                                       Resources of the Americas Limited. Formerly, Director (July 2004 to December 2005), The
                                       Advest Group, Inc.; Director (July 2004 to February 2005), MONY Realty Capital, Inc. and MONY
                                       Realty Partners, Inc.; Director (July 2004 to May 2005), Matrix Capital Markets Group, Inc.
                                       and Matrix Private Equities, Inc. Business Support and Development (February 2001 to June
                                       2004), GIE AXA; Head of Finance Administration (November 1998 to February 2001), AXA Real
                                       Estate Investment Managers.
------------------------------------------------------------------------------------------------------------------------------------
Mary Beth Farrell                      Executive Vice President, MONY Life and MONY America (since July 2004);
                                       Executive Vice President (since December 2001), AXA Equitable; prior thereto, Senior Vice
                                       President (December 1999 to December 2001); Senior Vice President and Controller, GreenPoint
                                       Financial/GreenPoint Bank (May 1994 to November 1999); Executive Vice President (since
                                       December 2001), AXA Financial Services, LLC.
------------------------------------------------------------------------------------------------------------------------------------
Stuart L. Faust                        Senior Vice President and Deputy General Counsel, MONY Life and MONY America (since
                                       July 2004); Senior Vice President and Deputy General Counsel, MONY Holdings, LLC and MONY
                                       Financial Services, Inc. (since July 2004); Senior Vice President (since September 1997) and
                                       Deputy General Counsel (since November 1999), AXA Equitable; prior thereto, Senior Vice
                                       President and Associate General Counsel (September 1997 to October 1999); Senior Vice
                                       President and Deputy General Counsel (September 2001 to present), AXA Financial; Senior Vice
                                       President (since September 1999) and Deputy General Counsel (since November 1999), AXA
                                       Financial Services, LLC. Senior Vice President and Deputy General Counsel, AXA Life and
                                       Annuity Company. Senior Vice President, AXA Corporate Solutions Life Reinsurance Company.
------------------------------------------------------------------------------------------------------------------------------------
Alvin H. Fenichel                      Senior Vice President and Controller, MONY Life and MONY America (since July
                                       2004); Senior Vice President and Controller, AXA Equitable, AXA Financial, AXA Financial
                                       Services, LLC, MONY Holdings, LLC and MONY Financial Services, Inc. Senior Vice President and
                                       Controller, AXA Life and Annuity Company (since December 1999). Previously held other officerships with AXA Equitable and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------
Paul J. Flora                          Senior Vice President and Auditor (since July 2004) of MONY Financial Services,
                                       Inc., MONY Holdings, LLC, MONY Life and MONY America. Senior Vice President (since March
                                       1996) and Auditor (since September 1994) AXA Equitable. Senior Vice President (since March
                                       1996) and Auditor (since September 1994), AXA Financial, Inc.; prior thereto, Vice President and Auditor (September 1984 to March 1996). Senior Vice President and Auditor (since
                                       September 1999) AXA Financial Services, LLC.
------------------------------------------------------------------------------------------------------------------------------------
Barbara Goodstein                      Executive Vice President (since July 2005), MONY Life, MONY America and AXA
                                       Financial Services, LLC. Executive Vice President (since July 2005), AXA Equitable. Director
                                       (since November 2005), AXA Advisors, LLC. Senior Vice President (September 2001 to January
                                       2005), JP Morgan Chase; President and Chief Executive Officer (February 1998 to August 2001),
                                       Instinet.com.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Name and Principal Business Address    Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
James D. Goodwin                       Senior Vice President (July 2004 to present) of MONY Life and MONY America. Senior
                                       Vice President (February 2001 to present) AXA Equitable. Senior Vice President (February 2001 to present) of AXA Financial Services, LLC; Senior Vice President (April 2002 to present) of
                                       AXA Advisors, LLC; Vice President (July 2000 to present) of AXA Network, LLC, AXA Network of
                                       Alabama, LLC, AXA Network of Connecticut, Maine and New York, LLC and AXA Network Insurance
                                       Agency of Massachusetts, LLC; Vice President (July 2004 to present) of MONY Brokerage, Inc.,
                                       MBI Insurance Agency of Alabama, Inc., MBI Insurance Agency of Massachusetts, Inc., MBI
                                       Insurance Agency of New Mexico, Inc., MBI Insurance Agency of Ohio, Inc. and MBI Insurance
                                       Agency of Washington, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Jeffrey Green                          Senior Vice President (since July 2004) of MONY Life and MONY America. Senior Vice
                                       President (September 2002 to present) AXA Equitable. Senior Vice President (since September
                                       2002) of AXA Financial Services, LLC; Director, President and Chief Operating Officer (since
                                       November 2002) AXA Network, LLC; Senior Vice President (since October 2002) AXA Advisors,
                                       LLC. Director, President and Chief Operating Officer (since July 2004), MONY Brokerage, Inc.
                                       and its subsidiaries. Senior Vice President, Product Manager of Solomon Smith Barney (1996 to
                                       September 2002).
------------------------------------------------------------------------------------------------------------------------------------
Karen Field Hazin                      Vice President, Secretary and Associate General Counsel (since June 2005), MONY
                                       Life, MONY America and AXA Financial Services, LLC. Vice President, Secretary and Associate
                                       General Counsel (since June 2005), AXA Equitable; prior thereto, Counsel (April 2005 to June
                                       2005), Assistant Vice President and Counsel (December 2001 to June 2003), Counsel (December
                                       1996 to December 2001). Vice President, Secretary and Associate General Counsel (since June
                                       2005), AXA Financial, Inc. Vice President and Secretary (since September 2005), AXA America
                                       Holdings, Inc. Vice President, Secretary and Associate General Counsel (since June 2005), AXA
                                       Life and Annuity Company. Vice President, Secretary and Associate General Counsel (since June
                                       2005), AXA Distribution Holding Corporation. Vice President, Secretary and Associate General
                                       Counsel (since June 2005), MONY Holdings, LLC.
------------------------------------------------------------------------------------------------------------------------------------
Gary W. Hirschkron                     Senior Vice President, MONY Life and MONY America (since July 2004); Senior
                                       Vice President, AXA Equitable (since September 2002), Senior Vice President, AXA Financial
                                       Services, LLC (since September 2002); prior thereto, Managing Director, Management
                                       Compensation Group Northwest, LLC (1983 to September 2002).
------------------------------------------------------------------------------------------------------------------------------------
Robert S. Jones, Jr.                   Executive Vice President, MONY Life and MONY America (since July 2004);
                                       Executive Vice President, AXA Equitable (since February 2004); Executive Vice President, AXA
                                       Financial Services, LLC (since February 2004); Director (since December 2003) and Chairman of the Board (since July 2004) prior thereto Co-President and Co-Chief Executive Officer
                                       (December 2003 to July 2004), AXA Advisors, LLC; Director and Chairman of the Board (since
                                       July 2004); prior thereto, President -- Retail Division (December 2003 to July 2004), AXA
                                       Network, LLC. Director and Chairman of the Board (since July 2004), MONY Brokerage, Inc. and its subsidiaries. Director (since September 2004), U.S. Financial Life Insurance Company.
                                       Regional President of the New York Metro Region (March 2000 to January 2001), Co-General
                                       Manager of the Jones/Sages Agency (January 1995 to March 2000).
------------------------------------------------------------------------------------------------------------------------------------
Andrew McMahon                         Executive Vice President (since September 2005), MONY Life, MONY America and AXA
                                       Financial Services, LLC; prior thereto, Senior Vice President (March 2005 to September 2005).
                                       Executive Vice President (since September 2005), AXA Equitable; prior thereto, Senior Vice
                                       President (March 2005 to September 2005). Director and Vice Chairman of the Board (since
                                       December 2005), AXA Network, LLC, AXA Network of Connecticut, Maine and New York, LLC, AXA
                                       Network Insurance Agency of Massachusetts, LLC. Director and Vice Chairman of the Board
                                       (since January 2006), MONY Brokerage, Inc and its subsidiaries. Partner (June 1997 to March
                                       2005), McKinsey & Company.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Name and Principal Business Address    Business Experience Within the Past Five Years
------------------------------------------------------------------------------------------------------------------------------------
Charles A. Marino                      Executive Vice President (since September 2006) and Chief Actuary (since September
                                       2005), AXA Equitable, prior thereto, Senior Vice President (September 2000 to September
                                       2006), Actuary (May 1998 to September 2005), Vice President (May 1998 to September 2000),
                                       Assistant Vice President (October 1991 to May 1998); Executive Vice President (since
                                       September 2006) and Chief Actuary (since September 2005), MONY Life and MONY America, prior thereto, Senior Vice President (July 2004 to September 2006); Executive Vice President (since
                                       September 2006) and Chief Actuary (since September 2005), AXA Financial Services, LLC, prior thereto, Senior Vice President (September 2000 to September 2006), Actuary (September 1999 to
                                       September 2005). Director and Vice President (since December 2003), AXA Financial (Bermuda)
                                       Ltd. Senior Vice President and Appointed Actuary, AXA Life and Annuity Company. Senior Vice
                                       President (since December 2004) and Chief Actuary (since August 2006), U.S. Financial Life
                                       Insurance Company, prior thereto, Appointed Actuary (December 2004 to August 2006). Senior
                                       Vice President and Actuary, AXA Corporate Solutions Life Reinsurance Company.
------------------------------------------------------------------------------------------------------------------------------------
Kevin E. Murray                        Executive Vice President and Chief Information Officer (February 2005 to present)
                                       of MONY Life and MONY America. Executive Vice President and Chief Information Officer
                                       (February 2005 to present); prior thereto, Senior Vice President (September 2004 to February
                                       2005) AXA Equitable. Senior Vice President (February 2005 to present) of AXA Financial
                                       Services, LLC. Senior Vice President / Group Chief Information Officer (1996 to September
                                       2004) of AIG.
------------------------------------------------------------------------------------------------------------------------------------
Anthony F. Recine                      Senior Vice President, Chief Compliance Officer and Associate General Counsel
                                       (February 2005 to present) of MONY Life and MONY America. Senior Vice President, Chief
                                       Compliance Officer and Associate General Counsel (February 2005 to present) AXA Equitable.
                                       Senior Vice President, Chief Compliance Officer and Associate General Counsel (February 2005
                                       to present) of AXA Financial Services, LLC. Vice President, Deputy General and Chief
                                       Litigation Counsel (2000 to February 2005) of The MONY Group; prior thereto, Vice President and Chief Litigation Counsel (1990 to 2000).
------------------------------------------------------------------------------------------------------------------------------------
James A. Shepherdson                   Executive Vice President (since September 2005), MONY Life, MONY America and
                                       AXA Financial Services, LLC. Executive Vice President (since September 2005), AXA Equitable.
                                       Director (since August 2005), AXA Advisors, LLC. Director, Chairman of the Board, President
                                       and Chief Executive Officer (since August 2005), AXA Distributors, LLC, AXA Distributors
                                       Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC, AXA Distributors
                                       Insurance Agency of Massachusetts, LLC. Chief Executive Officer (February 2003 to August
                                       2005), John Hancock Financial Services / John Hancock Funds. Co-Chief Executive Officer
                                       (March 2000 to June 2002), Met Life Investors Group.
------------------------------------------------------------------------------------------------------------------------------------
Richard V. Silver                      Executive Vice President and General Counsel, MONY Life and MONY America (since
                                       July 2004); Executive Vice President and General Counsel, MONY Holdings, LLC (since July
                                       2004); Executive Vice President (since September 2001) and General Counsel (since November
                                       1999), AXA Equitable. Prior thereto, Senior Vice President (February 1995 to September 2001),
                                       Deputy General Counsel (October 1996 to November 1999). Executive Vice President and General
                                       Counsel (since September 2001), AXA Financial; prior thereto, Senior Vice President and
                                       Deputy General Counsel (October 1996 to September 2001). Executive Vice President (since
                                       September 2001) and General Counsel (since November 1999), AXA Financial Services, LLC.
                                       Executive Vice President (since September 2001) and General Counsel (since December 1999),
                                       AXA Life and Annuity Company. Director, Executive Vice President and General Counsel (since
                                       July 2004), MONY Financial Services, Inc. Director (since January 2007), AXA Distribution
                                       Holding Corporation. Previously, Director of AXA Advisors, LLC.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                  Retirement Investment Account(R)
------------------------------------------------------------------------------------------------------------------------------------
                                                 SEPARATE ACCOUNT UNITS OF INTEREST
                                                    UNDER GROUP ANNUITY CONTRACTS

                                                                FUNDS
------------------------------------------------------------------------------------------------------------------------------------
Pooled Separate Accounts                                              Separate Account No. 66

o    AllianceBernstein Balanced, Separate Account No. 10 -- Pooled    o    Multimanager High Yield*
o    AllianceBernstein Bond, Separate Account No. 13 -- Pooled        o    Multimanager Technology*
o    AllianceBernstein Common Stock, Separate Account No. 4  --       o    EQ/AllianceBernstein Growth and Income++
     Pooled                                                           o    EQ/AllianceBernstein Intermediate Government Securities
o    AllianceBernstein Mid Cap Growth, Separate Account No. 3 --      o    EQ/AllianceBernstein International
     Pooled                                                           o    EQ/AllianceBernstein Large Cap Growth
                                                                      o    EQ/AllianceBernstein Quality Bond
                                                                      o    EQ/AllianceBernstein Small Cap Growth
                                                                      o    EQ/AllianceBernstein Value
                                                                      o    EQ/Calvert Socially Responsible
                                                                      o    EQ/Capital Guardian Growth
                                                                      o    EQ/Capital Guardian International+
                                                                      o    EQ/Capital Guardian Research
                                                                      o    EQ/Capital Guardian U.S. Equity++
                                                                      o    EQ/Equity 500 Index
                                                                      o    EQ/Evergreen Omega
                                                                      o    EQ/FI Mid Cap
                                                                      o    EQ/FI Mid Cap Value+
                                                                      o    EQ/Janus Large Cap Growth++
                                                                      o    EQ/JPMorgan Value Opportunities
                                                                      o    EQ/Marsico Focus
                                                                      o    EQ/BlackRock Basic Value Equity*
                                                                      o    EQ/BlackRock International Value*
                                                                      o    EQ/MFS Emerging Growth Companies+
                                                                      o    EQ/MFS Investors Trust+
                                                                      o    EQ/Money Market
                                                                      o    EQ/Small Cap Value+
                                                                      o    EQ/Van Kampen Emerging Markets Equity



* This is the investment option's new name effective on or about May 29, 2007, subject to regulatory approval. Please see "Portfolios of the Trusts" in "RIA features and benefits" in the Prospectus dated May 1, 2007 for the investment option's former name.

+ This investment option's name, investment objective and sub-adviser will change on or about May 29, 2007, subject to regulatory approval. See the supplement included with the Prospectus dated May 1, 2007 for more information.

++ Please see the supplement included with the Prospectus dated May 1, 2007 regarding the planned merger of this Portfolio.



                                                                 OF
                                                AXA EQUITABLE LIFE INSURANCE COMPANY

               By phone:                          By regular mail (correspondence   By registered, certified, or overnight
                                                     and contribution checks):       delivery (contribution checks only):
             1-800-967-4560                               AXA Equitable                         AXA Equitable
  (service consultants are available weekdays              P.O. Box 8095                          30 Dan Road
      9 a.m. to 5 p.m. Eastern time)                   Boston, MA 02266-8095                   Canton, MA 02021

------------------------------------------------------------------------------------------------------------------------------------
                                                  Financial statements index
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                              Page
------------------------------------------------------------------------------------------------------------------------------------
Separate Account Nos. 13 (Pooled),   Report of Independent Registered Public Accounting Firm ............................... FSA-1
10 (Pooled), 4 (Pooled), 3 (Pooled)
and 66
------------------------------------------------------------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)     Statement of Assets and Liabilities, December 31, 2006 ................................     2
                                     -----------------------------------------------------------------------------------------------
                                     Statement of Operations for the Year Ended December 31, 2006 ..........................     3
                                     -----------------------------------------------------------------------------------------------
                                     Statements of Changes in Net Assets for the Years
                                     Ended December 31, 2006 and 2005 ......................................................     4
                                     -----------------------------------------------------------------------------------------------
                                     Portfolio of Investments, December 31, 2006 ...........................................     5
------------------------------------------------------------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)     Statement of Assets and Liabilities, December 31, 2006 ................................     9
                                     -----------------------------------------------------------------------------------------------
                                     Statement of Operations for the Year Ended December 31, 2006 ..........................    10
                                     -----------------------------------------------------------------------------------------------
                                     Statements of Changes in Net Assets for the Years
                                     Ended December 31, 2006 and 2005 ......................................................    11
                                     -----------------------------------------------------------------------------------------------
                                     Portfolio of Investments, December 31, 2006 ...........................................    12
------------------------------------------------------------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)      Statement of Assets and Liabilities, December 31, 2006 ................................    20
                                     -----------------------------------------------------------------------------------------------
                                     Statement of Operations for the Year Ended December 31, 2006 ..........................    21
                                     -----------------------------------------------------------------------------------------------
                                     Statements of Changes in Net Assets for the Years
                                     Ended December 31, 2006 and 2005 ......................................................    22
                                     -----------------------------------------------------------------------------------------------
                                     Portfolio of Investments, December 31, 2006 ...........................................    23
------------------------------------------------------------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)      Statement of Assets and Liabilities, December 31, 2006 ................................    25
                                     -----------------------------------------------------------------------------------------------
                                     Statements of Operations for the Year Ended December 31, 2006 .........................    26
                                     -----------------------------------------------------------------------------------------------
                                     Statements of Changes in Net Assets for the Years
                                     Ended December 31, 2006 and 2005 ......................................................    27
                                     -----------------------------------------------------------------------------------------------
                                     Portfolio of Investments, December 31, 2006 ...........................................    28
------------------------------------------------------------------------------------------------------------------------------------
Separate Account No. 66              Statements of Assets and Liabilities, December 31, 2006 ...............................    30
                                     -----------------------------------------------------------------------------------------------
                                     Statements of Operations for the Year Ended December 31, 2006 .........................    38
                                     -----------------------------------------------------------------------------------------------
                                     Statements of Changes in Net Assets for the Years
                                     Ended December 31, 2006 and 2005 ......................................................    46
------------------------------------------------------------------------------------------------------------------------------------
Separate Account Nos. 13 (Pooled),   Notes to Financial Statements .........................................................    56
10 (Pooled), 4 (Pooled), 3 (Pooled)
and 66
------------------------------------------------------------------------------------------------------------------------------------
AXA Equitable Life                   Reports of Independent Registered Public Accounting Firms -- ..........................   F-1
Insurance Company                    -----------------------------------------------------------------------------------------------
                                     Consolidated Balance Sheets as of December 31, 2006 and 2005 ..........................   F-4
                                     -----------------------------------------------------------------------------------------------
                                     Consolidated Statements of Earnings for the Years
                                     Ended December 31, 2006, 2005 and 2004 ................................................   F-5
                                     -----------------------------------------------------------------------------------------------
                                     Consolidated Statements of Shareholder's Equity for the Years
                                     Ended December 31, 2006, 2005 and 2004 ................................................   F-6
                                     -----------------------------------------------------------------------------------------------
                                     Consolidated Statements of Cash Flows for the Years
                                     Ended December 31, 2006, 2005 and 2004 ................................................   F-7
                                     -----------------------------------------------------------------------------------------------
                                     Notes to Consolidated Financial Statements ............................................   F-9
------------------------------------------------------------------------------------------------------------------------------------
                                     The financial statements of the Funds reflect fees, charges and other expenses of the
                                     Separate Accounts applicable to contracts under RIA as in effect during the periods covered, as well as the expense charges made in accordance with the terms of all other contracts participating in the respective Funds.
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

            Report of Independent Registered Public Accounting Firm


To the Board of Directors of AXA Equitable Life
Insurance Company and the Contractowners of Separate Account Nos. 13, 10, 4, 3 and 66 of AXA Equitable Life Insurance Company:

In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled), and 66 of AXA Equitable Life Insurance Company ("AXA Equitable") at December 31, 2006, the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian, brokers, and the transfer agent of the trust, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
New York, New York



April 20, 2007

                                     FSA-1

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company


Statement of Assets and Liabilities
December 31, 2006
--------------------------------------------------------------------------------

Assets:
Investments (Notes 2 and 3):
 Long-term debt securities - at value (amortized cost: $17,948,107).......  $17,847,582
 Short-term debt securities - at value (amortized cost: $168,112) ........      168,112
Due from AXA Equitable's General Account .................................      301,878
Receivable for investment securities sold ................................      227,814
Interest and other receivables ...........................................      183,687
--------------------------------------------------------------------------  -----------
Total assets .............................................................   18,729,073
--------------------------------------------------------------------------  -----------
Liabilities:
Due to Custodian .........................................................       37,760
Payable for investment securities purchased ..............................      630,465
Accrued expenses .........................................................       49,464
--------------------------------------------------------------------------  -----------
Total liabilities ........................................................      717,689
--------------------------------------------------------------------------  -----------
Net Assets Attributable to Contractowners or in Accumulation .............  $18,011,384
==========================================================================  ===========


                             Units Outstanding    Unit Values
                            ------------------- --------------
Institutional .............        2,000        $ 8,849.00
Momentum Strategy .........        1,972           138.91
RIA .......................          453            83.08

The accompanying notes are an integral part of these financial statements.

                                     FSA-2

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company


Statement of Operations
Year Ended December 31, 2006
--------------------------------------------------------------------------------

Investment Income (Note 2): -- Interest ...............................  $1,146,219
-----------------------------------------------------------------------  ----------
Expenses (Note 5):
Operating and expense charges .........................................     (70,925)
-----------------------------------------------------------------------  ----------
Total expenses ........................................................     (70,925)
-----------------------------------------------------------------------  ----------
Net investment income .................................................   1,075,294
-----------------------------------------------------------------------  ----------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized loss from security transactions ..............................     (75,010)
Change in unrealized appreciation/depreciation of investments .........      41,623
-----------------------------------------------------------------------  ----------
Net realized and unrealized loss on investments .......................     (33,387)
-----------------------------------------------------------------------  ----------
Net Increase in Net Assets Attributable to Operations .................  $1,041,907
=======================================================================  ==========

The accompanying notes are an integral part of these financial statements.

                                     FSA-3

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company


Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                        Year Ended December 31,
                                                                                            2006             2005
                                                                                    ---------------- ---------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income .............................................................  $   1,075,294    $    977,386
Net realized gain (loss) on investments ...........................................        (75,010)       (290,554)
Change in unrealized appreciation/depreciation of investments .....................         41,623        (347,670)
-----------------------------------------------------------------------------------  -------------    ------------
Net increase in net assets attributable to operations .............................      1,041,907         339,162
-----------------------------------------------------------------------------------  -------------    ------------
From Contributions and Withdrawals:
Contributions .....................................................................      7,047,314       6,128,591
Withdrawals .......................................................................    (15,158,216)     (6,118,690)
Asset management fees .............................................................       (103,358)       (109,523)
Administrative fees ...............................................................           (844)           (767)
-----------------------------------------------------------------------------------  -------------    ------------
Net decrease in net assets attributable to contributions and withdrawals ..........     (8,215,104)       (100,389)
-----------------------------------------------------------------------------------  -------------    ------------
Increase (Decrease) in Net Assets .................................................     (7,173,197)        238,773
Net Assets Attributable to Contractowners or in Accumulation - Beginning of Year ..     25,184,581      24,945,808
-----------------------------------------------------------------------------------  -------------    ------------
Net Assets Attributable to Contractowners or in Accumulation - End of Year ........  $  18,011,384    $ 25,184,581
===================================================================================  =============    ============

The accompanying notes are an integral part of these financial statements.

                                     FSA-4

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company



Portfolio of Investments -- December 31, 2006
--------------------------------------------------------------------------------




                                               Principal
                                                Amount
                                                 (000)          U.S. $ Value
                                         -------------------- ---------------
LONG-TERM DEBT SECURITIES - 99.1%
U.S. GOVERNMENT AND GOVERNMENT
SPONSORED AGENCY OBLIGATIONS - 35.8%
U.S. Treasury Bonds - 11.4%
   7.25%, 5/15/16 ......................      $    1,625      $1,931,655
   8.75%, 5/15/17 ......................              80         105,838
                                                              ----------
                                                               2,037,493
                                                              ----------
U.S. Treasury Notes - 10.3%
   1.875%, 7/15/13 (TIPS) ..............             175         185,826
   4.875%, 5/31/08 - 5/31/11 ...........           1,666       1,669,331
                                                              ----------
                                                               1,855,157
                                                              ----------
Federal Agency - 2.7%
Federal National Mortgage Association
   4.63%, 10/15/14 .....................              15          14,651
   6.00%, 5/15/11 ......................             180         187,422
                                                              ----------
                                                                 202,073
                                                              ----------
Federal Home Loan Bank
   5.00%, 10/16/09 .....................             160         159,333
   5.25%, 7/18/11 ......................             120         121,436
                                                              ----------
                                                                 280,769
                                                              ----------
Federal Agency - Collateralized
    Mortgage Obligations - 3.1%
   Series 2006
   4.108%, 10/01/34 ....................              57          57,030
   Series 2005
   4.176%, 9/01/35+ ....................              97          95,976
   Series 2004
   4.228%, 9/01/34+ ....................              90          89,911
   Series 2005
   4.639%, 7/01/35+ ....................              88          87,882
   4.724%, 4/01/35+ ....................              34          33,452
   Series 2006
   5.822%, 3/01/36+ ....................             111         113,503
   5.95%, 6/01/36+ .....................              80          80,825
                                                              ----------
                                                                 558,579
                                                              ----------
Mortgage Pass Thru's - 8.3%
Government National Mortgage Association
   6.00%, 1/15/2007-1/20/2007 ..........             445         450,603
                                                              ----------
Federal National Mortgage Association
   5.00%, 4/01/19 ......................             447         441,153
   Series 2006
   5.00%, 2/01/36 ......................             302         291,924
   Series 2006
   5.00%, 2/01/21 ......................              75          73,636
   5.50%, 4/01/34 - 5/01/34 ............              45          44,227


                                               Principal
                                                Amount
                                                 (000)          U.S. $ Value
                                         -------------------- ---------------
   5.50%, 2/01/35 - 7/01/35 ............      $      197      $  194,661
                                                              ----------
                                                               1,045,601
                                                              ----------
                                                               1,496,204
                                                              ----------
Total U.S. Government and
    Government Sponsored
    Agency Obligations .................                       6,430,275
                                                              ----------
CORPORATE DEBT OBLIGATIONS - 32.4%
Financial Institutions - 14.2%
Banking - 5.4%
Bank of America Corp.
   4.50%, 8/01/10 ......................             145         141,758
Citigroup, Inc.
   4.625%, 8/03/10+ ....................             100          98,209
   5.00%, 9/15/14 ......................              81          79,088
   5.53%, 6/09/09 ......................              25          25,066
JP Morgan Chase & Co.
   6.75%, 2/01/11 ......................             155         162,953
MBNA Corp.
   4.625%, 9/15/08 .....................              40          39,523
UFJ Finance Aruba AEC
   6.75%, 7/15/13 ......................             150         160,075
Wachovia Corp.
   3.50%, 8/15/08 ......................             110         106,947
   5.35%, 3/15/11 ......................              40          40,113
Washington Mutual, Inc.
   4.00%, 1/15/09 ......................              50          48,749
Wells Fargo & Co.
   4.20%, 1/15/10 ......................              25          24,355
Zions Bancorporation
   5.50%, 11/16/15 .....................              20          19,677
                                                              ----------
                                                                 946,513
                                                              ----------
Brokerage - 1.3%
Goldman Sachs Group, Inc.
   4.75%, 7/15/13 ......................             120         115,835
Merrill Lynch & Co., Inc.
   4.79%, 8/04/10 ......................              55          54,251
Morgan Stanley
   5.80%, 4/01/07 ......................              55          55,037
                                                              ----------
                                                                 225,123
                                                              ----------
Finance - 6.5%
American General Finance Corp.
   4.625%, 5/15/09 .....................             105         103,342
Berkshire Hathaway Finance Corp.
   4.20%, 12/15/10 .....................              45          43,422
Capital One Bank
   6.50%, 6/13/13 ......................              40          42,165

                                      FSA-5

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company



Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------




                                               Principal
                                                Amount
                                                 (000)          U.S. $ Value
                                         -------------------- ---------------
CIT Group, Inc.
   5.393%, 5/18/07 .....................      $       40      $  40,041
   7.75%, 4/02/12 ......................              70         77,176
Core Investment Grade Trust
   4.659%, 11/30/07 ....................              86         85,684
Countrywide Home Loans, Inc.
   4.00%, 3/22/11 ......................             100         94,936
General Electric Capital Corp.
   3.13%, 4/01/09 ......................             285        272,978
   4.00%, 2/17/09 ......................             105        102,595
Household Finance Corp.
   6.50%, 11/15/08 .....................             135        138,002
   7.00%, 5/15/12 ......................              60         64,691
iStar Financial, Inc.
   5.15%, 3/01/12 ......................              15         14,588
SLM Corp.
   4.50%, 7/26/10 ......................              75         73,002
Simon Property Group LP
   6.375%, 11/15/07 ....................              25         25,192
                                                              ---------
                                                              1,177,814
                                                              ---------
Insurance - 1.0%
Assurant, Inc.
   5.625%, 2/15/14 .....................              30         29,919
Liberty Mutual Group, Inc.
   5.75%, 3/15/14 ......................              30         29,889
Metlife, Inc.
   5.38%, 12/15/12 .....................              15         15,033
WellPoint, Inc.
   3.50%, 9/01/07 ......................              50         49,325
   3.75%, 12/14/07 .....................               9          8,858
   4.25%, 12/15/09 .....................              55         53,462
                                                              ---------
                                                                186,486
                                                              ---------
                                                              2,535,936
                                                              ---------
Industrial - 14.8%
Basic Industry - 0.8%
International Paper Co.
   5.85%, 10/30/12 .....................              15         15,307
Ispat Inland ULC
   9.75%, 4/01/14 ......................              10         11,175
Lubrizol Corp.
   4.625%, 10/01/09 ....................              15         14,714
Packaging Corp. of America
   5.75%, 8/01/13 ......................              45         43,513
Weyerhaeuser Co.
   6.75%, 3/15/12 ......................              65         68,170
                                                              ---------
                                                                152,879
                                                              ---------


                                               Principal
                                                Amount
                                                 (000)          U.S. $ Value
                                         -------------------- ---------------
Capital Goods - 1.6%
Boeing Capital Corp.
   4.75%, 8/25/08 ......................      $       50      $  49,620
Hutchison Whamp Intl Ltd
   Series 144A
   6.50%, 2/13/13 ......................              60         62,794
Textron Financial Corp.
   4.125%, 3/03/08 .....................              55         54,228
Textron, Inc.
   6.375%, 11/15/08 ....................              20         20,378
Tyco International Group, SA
   6.00%, 11/15/13 .....................              25         25,867
Waste Management, Inc.
   6.875%, 5/15/09 .....................              80         82,700
                                                              ---------
                                                                295,587
                                                              ---------
Communications/Media - 4.0%
British Sky Broadcasting Group PLC
   6.875%, 2/23/09 .....................               5          5,147
BSKYB Finance UK PLC
   5.625%, 10/15/15 ....................              55         53,866
Comcast Cable Communications, Inc.
   6.875%, 6/15/09 .....................              60         62,067
Comcast Corp.
   5.50%, 3/15/11 ......................             120        120,506
RR Donnelley & Sons Co.
   4.95%, 4/01/14 ......................              15         13,833
News America, Inc.
   4.75%, 3/15/10 ......................              60         58,958
Time Warner Entertainment Co. LP
   7.25%, 9/01/08 ......................             375        385,546
WPP Finance Corp.
   5.875%, 6/15/14 .....................              25         24,956
                                                              ---------
                                                                724,879
                                                              ---------
Communications/Telecommunications - 3.7%
British Telecommunications PLC
   8.375%, 12/15/10+ ...................              85         94,861
Embarq Corp.
   6.738%, 6/01/13 .....................               5          5,117
New Cingular Wireless Services, Inc.
   7.875%, 3/01/11 .....................              60         65,446
Sprint Capital Corp.
   7.63%, 1/30/11 ......................             120        128,484
Telecom Italia Capital, SA
   4.00%, 1/15/10 ......................              90         85,940
Telecom Italia Capital SA
   5.25%, 11/15/13 .....................             115        109,651
TELUS Corp.
   7.50%, 6/01/07 ......................              95         95,703

                                      FSA-6

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company



Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------




                                                         Principal
                                                          Amount
                                                           (000)          U.S. $ Value
                                                   -------------------- ---------------
Verizon Global Funding Corp.
   4.90%, 9/15/15 ................................      $       15      $  14,306
Verizon New Jersey, Inc.
   Series A
   5.875%, 1/17/12 ...............................              30         30,391
Vodafone Group PLC
   5.50%, 6/15/11 ................................              35         35,089
                                                                        ---------
                                                                          664,988
                                                                        ---------
Consumer Cyclical - 0.7%
Centex Corp.
   5.45%, 8/15/12 ................................              29         28,535
DaimlerChrysler North America
   4.875%, 6/15/10 ...............................              25         24,370
ITT Corp.
   7.375%, 11/15/15 ..............................              47         48,119
Starwood Hotels & Resorts Worldwide, Inc.
   7.875%, 5/01/12 ...............................              18         19,010
Toll Brothers Finance Corp.
   6.875%, 11/15/12 ..............................              15         15,466
                                                                        ---------
                                                                          135,500
                                                                        ---------
Consumer Non Cyclical - 2.1%
ConAgra Foods, Inc.
   7.875%, 9/15/10 ...............................              19         20,562
General Mills, Inc.
   5.125%, 2/15/07 ...............................             110        109,922
Kraft Foods, Inc.
   4.125%, 11/12/09 ..............................              85         82,445
The Kroger Co.
   7.80%, 8/15/07 ................................              35         35,489
Safeway, Inc.
   4.80%, 7/16/07 ................................              15         14,942
   5.80%, 8/15/12 ................................              65         65,123
   6.50%, 3/01/11 ................................              10         10,345
Wyeth
   5.50%, 2/01/14 ................................              36         36,185
                                                                        ---------
                                                                          375,013
                                                                        ---------
Energy - 1.3%
Amerada Hess Corp.
   6.65%, 8/15/11 ................................              60         62,476
Conoco Funding Co.
   6.35%, 10/15/11 ...............................              75         78,409
Valero Energy Corp.
   6.875%, 4/15/12 ...............................              85         89,871
                                                                        ---------
                                                                          230,756
                                                                        ---------
Technology - 0.6%
Cisco Systems, Inc.
   5.25%, 2/22/11 ................................              15         15,038


                                                         Principal
                                                          Amount
                                                           (000)          U.S. $ Value
                                                   -------------------- ---------------
IBM Corp.
   4.375%, 6/01/09 ...............................      $       15      $  14,742
Motorola, Inc.
   7.625%, 11/15/10 ..............................               7          7,537
Oracle Corp.
   5.25%, 1/15/16 ................................              70         68,523
                                                                        ---------
                                                                          105,840
                                                                        ---------
                                                                        2,685,442
                                                                        ---------
Utility - 3.4%
Electric - 3.1%
Carolina Power & Light Co.
   6.50%, 7/15/12 ................................              95         99,547
Consumers Energy Co.
   Series C
   4.25%, 4/15/08 ................................              15         14,772
Duke Capital LLC
   5.67%, 8/15/14 ................................              40         39,892
Exelon Corp.
   6.75%, 5/01/11 ................................              35         36,558
FirstEnergy Corp.
   Series B
   6.45%, 11/15/11 ...............................              75         78,211
MidAmerican Energy Holdings Co.
   5.875%, 10/01/12 ..............................              35         35,628
Nisource Finance Corp.
   7.875%, 11/15/10 ..............................              55         59,337
Pacific Gas & Electric Co.
   4.80%, 3/01/14 ................................              65         62,304
Progress Energy, Inc.
   7.10%, 3/01/11 ................................              21         22,364
Public Service Company of Colorado
   7.875%, 10/01/12 ..............................              30         33,659
SPI Electricity & Gas Australia Holdings Pty, Ltd.
   6.15%, 11/15/13 ...............................              30         31,086
Xcel Energy, Inc.
   7.00%, 12/01/10 ...............................              45         47,463
                                                                        ---------
                                                                          560,821
                                                                        ---------
Natural Gas - 0.3%
Duke Energy Field Services Corp.
   7.875%, 8/16/10 ...............................              15         16,135
Enterprise Products Operating L.P.
   Series B
   5.60%, 10/15/14 ...............................              35         34,375
                                                                        ---------
                                                                           50,510
                                                                        ---------
                                                                          611,331
                                                                        ---------
Total Corporate Debt Obligations .................                      5,832,709
                                                                        ---------

                                      FSA-7

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company



Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------



                                                    Principal
                                                     Amount
                                                      (000)          U.S. $ Value
                                              -------------------- ---------------
COMMERCIAL MORTGAGE BACKED SECURITIES - 14.6%
Banc of America Commercial Mortgage, Inc.
   Series 2004-6, Class A2
   4.161%, 12/10/42 .........................      $      100      $  97,166
   Series 2001-PB1, Class A2
   5.787%, 5/11/35 ..........................              63         64,623
Bear Stearns Commercial Mortgage
Securities, Inc.
   Series 2005-PWR7, Class A3
   5.116%, 2/11/41+ .........................              95         93,734
Citigroup Commercial Mortgage Trust
   Series 2004-C1, Class A4
   5.53%, 4/15/40+ ..........................             165        166,169
Commercial Mortgage Pass Through
    Certificates
   Series 2006-C8, Class A2B
   5.248%, 12/10/46 .........................             140        139,841
Credit Suisse Mortgage Capital Certificates
   Series 2006-C3, Class A3
   5.828%, 6/15/38+ .........................             210        218,348
Credit Suisse First Boston Mortgage
    Securities Corp.
   Series 2003-CK2, Class A2
   3.861%, 3/15/36 ..........................              70         68,480
   Series 2004-C1, Class A4
   4.75%, 1/15/37 ...........................              60         57,945
GE Capital Commercial Mortgage Corp.
   Series 2005-C3, Class A3FX
   4.863%, 7/10/45 ..........................             105        103,723
Greenwich Capital Commercial Funding Corp.
   Series 2003-C1, Class A4
   4.111%, 7/05/35 ..........................              90         84,571
   Series 2005-GG3, Class A2
   4.305%, 8/10/42 ..........................             100         97,351
GS Mortgage Securities Corp. II
   Series 2004-GG2, Class A6
   5.396%, 8/10/38+ .........................              90         90,342
   Series 2001, Class C
   6.878%, 5/03/18 ..........................             370        394,683
JP Morgan Chase Commercial Mortgage
    Securities Corp.
   Series 2004-C1, Class A2
   4.302%, 1/15/38 ..........................              80         77,063
   Series 2005-LDP4, Class A2
   4.79%, 10/15/42 ..........................              65         64,014
   Series 2005-LDP3, Class A2
   4.851%, 8/15/42 ..........................              95         93,774
   Series 2005-LDP5, Class A2
   5.198%, 12/15/44 .........................              85         84,817


                                                    Principal
                                                     Amount
                                                      (000)          U.S. $ Value
                                              -------------------- ---------------
   Series 2006-CB14, Class A4
   5.481%, 12/12/44+ ........................      $       45      $  45,427
   Series 2006-CB15, Class A4
   5.814%, 6/12/43+ .........................              80         82,743
LB-UBS Commercial Mortgage Trust
   Series 2003-C3, Class A4
   4.166%, 5/15/32 ..........................             110        103,633
   Series 2004-C4, Class A4
   5.133%, 6/15/29+ .........................              35         35,329
Merrill Lynch Mortgage Trust
   Series 2005-MKB2, Class A2
   4.806%, 9/12/42 ..........................             125        123,486
   Series 2005-CKI1, Class A6
   5.244%, 11/12/37+ ........................              65         64,895
Morgan Stanley Capital I
   Series 2005-T17, Class A5
   4.78%, 12/13/41 ..........................             125        120,764
   Series 2005-HQ5, Class A4
   5.168%, 1/14/42 ..........................              65         64,256
                                                                   ---------
Total Commercial Mortgage Backed
    Securities ..............................                      2,637,177
                                                                   ---------
COLLATERALIZED MORTGAGE OBLIGATIONS - 8.3%
Rali 2007-qs1 A1
   6.00%, 1/25/37 ...........................              70         70,686
Bear Stearns Alt-A Trust
   Series 2006-1, Class 22A1
   5.45%, 2/25/36+ ..........................              97         97,049
   Series 2005-10, Class 24A1
   6.00%, 1/25/36+ ..........................              79         79,181
   Series 2006-2, Class 23A1
   6.00%, 3/25/36+ ..........................              85         86,033
Citigroup Mortgage Loan Trust, Inc.
   Series 2005-2, Class 1A4
   5.126%, 5/25/35+ .........................             117        115,301
   Series 2006-AR1, Class 3A1
   5.50%, 3/25/36+ ..........................             145        144,179
Countrywide Alternative Loan Trust
   Series 2006-OA14, Class 3A1
   4.459%, 11/25/46 .........................             134        133,707
Fannie Mae REMICS
   Series 2006-21, Class CA
   5.50%, 3/25/29 ...........................             130        129,242
Indymac Index Mortgage Loan Trust
   Series 2006-AR7, Class 4A1
   6.265%, 5/25/36+ .........................              58         59,181
Merrill Lynch Mortgage Investors, Inc.
   Series 2006-A1, Class 2A1
   6.23%, 3/25/36+ ..........................              89         89,741

                                      FSA-8

--------------------------------------------------------------------------------
Separate Account No. 13 (Pooled)
of AXA Equitable Life Insurance Company



Portfolio of Investments -- December 31, 2006 (Concluded)
--------------------------------------------------------------------------------




                                                    Principal
                                                     Amount
                                                      (000)          U.S. $ Value
                                              -------------------- ---------------
Residential Funding Mortgage Securities, Inc.
   Series 2005-SA3, Class 3A
   5.249%, 8/25/35+ .........................      $       76      $    75,304
Structured Adjustable Rate Mortgage
Loan Trust
   Series 2006-3, Class 2A1
   6.008%, 4/25/36+ .........................              68           69,031
Washington Mutual, Inc.
   Series 2005-AR2, Class 2A22
   5.57%, 1/25/45+ ..........................              19           19,517
Wells Fargo Mortgage Backed Securities
    Trust
   Series 2006-AR11, Class A4
   5.539%, 8/25/36+ .........................             163          161,733
Freddie Mac Reference REMIC
   Series 2006-R007, Class AC
   5.875%, 5/15/16 ..........................             168          168,485
                                                                   -----------
Total Collateralized Mortgage
    Obligations .............................                        1,498,370
                                                                   -----------
ASSET BACKED SECURITIES - 4.8%
Bear Stearns Asset Backed Securities, Inc.
   Series 2005-SD1, Class 1A1
   5.50%, 4/25/22+ ..........................              16           16,230
Capital Auto Receivables Asset Trust
   Series 2005-SN1A, Class A3A
   4.10%, 6/15/08 ...........................              64           63,642
Citibank Credit Card Issuance Trust
   Series 2006-A2, Class A2
   4.85%, 2/10/11 ...........................             300          298,428
Citifinancial Mortgage Securities, Inc.
   Series 2003-1, Class AFPT
   3.36%, 1/25/33+ ..........................              27           25,202
Credit-Based Asset Servicing and
    Securities, Inc.
   Series 2003-CB1, Class AF
   3.45%, 1/25/33+ ..........................              58           55,715
Home Equity Mortgage Trust
   Series 2005-4, Class A3
   4.742%, 1/25/36+ .........................              70           69,306
   Series 2006-1, Class A2
   5.3%, 5/25/36+ ...........................              25           25,216


                                                    Principal
                                                     Amount
                                                      (000)          U.S. $ Value
                                              -------------------- ---------------
Indymac Residential Asset Backed Trust
   Series 2006-D, Class 2A2
   5.43%, 11/25/36 ..........................      $      135      $   135,002
Master Asset Backed Securities Trust
   Series 2004-HE1, Class A1
   5.72%, 9/25/34 ...........................              38           37,810
RAAC Series
   Series 2006-SP3, Class A1
   5.40%, 8/25/36+ ..........................              57           56,927
Residential Asset Securities Corp.
   Series 2002-KS7, Class A2
   5.72%, 11/25/32 ..........................              12           12,350
Residential Funding Mortgage
    Securities II, Inc.
   Series 2005-HI2, Class A3
   4.46%, 5/25/35 ...........................              40           39,503
Specialty Underwriting & Residential Finance
   Series 2006-BC1, Class A2A
   5.40%, 12/25/36+ .........................              36           35,586
                                                                   -----------
Total Asset Backed Securities ...............                          870,917
                                                                   -----------
SOVEREIGN DEBT OBLIGATIONS - 3.2%
Russia Ministry of Finance
   Series VII
   3.00%, 5/14/11 ...........................             410          369,894
United Mexican States
   7.50%, 1/14/12 ...........................             190          208,240
                                                                   -----------
Total Sovereign Debt Obligations ............                          578,134
                                                                   -----------
Total Long-Term Debt Securities
 (amortized cost $17,948,107)................                       17,847,582
                                                                   -----------
SHORT-TERM INVESTMENTS - 0.9%
U.S. Government and Government
    Sponsored Agency Obligations - 0.9%
Freddie Mac Discount Notes
   Zero Coupon, 2/28/07 .....................             170          168,112
                                                                   -----------
Total Short-Term Debt Securities
   (amortized cost $168,112).................                          168,112
                                                                   -----------
Total Investments - 100.0%
   (amortized cost $18,116,219)..............                       18,015,694
Other assets less liabilities -
    0.0% ....................................                           (4,310)
                                                                   -----------
Net Assets - 100.0% .........................                      $18,011,384
                                                                   ===========

+   Variable rate coupon, rate shown as of December 31, 2006.
    Glossary:
    TIPS - Treasury Inflation Protected Security
    The accompanying notes are an integral part of these financial statements.

                                     FSA-9

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2006
--------------------------------------------------------------------------------

Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $27,073,630) ...........................  $36,332,752
 Warrants -- at value (cost: $110,393)....................................      150,176
 Long-term debt securities -- at value (amortized cost: $21,697,599) .....   21,676,577
 Short-term debt securities -- at value (amortized cost: $2,391,568)......    2,391,568
Receivable for investment securities sold ................................      255,518
Interest receivable ......................................................      178,416
Dividends and other receivables ..........................................       63,851
--------------------------------------------------------------------------  -----------
Total assets .............................................................   61,048,858
--------------------------------------------------------------------------  -----------
Liabilities:
Due to custodian .........................................................       36,906
Payable for investment securities purchased ..............................    2,004,189
Due to AXA Equitable Life's General Account ..............................      368,667
Accrued expenses .........................................................      172,161
--------------------------------------------------------------------------  -----------
Total liabilities ........................................................    2,581,923
--------------------------------------------------------------------------  -----------
Net Assets Attributable to Contractowners or in Accumulation .............  $58,466,935
==========================================================================  ===========


                             Units Outstanding    Unit Values
                            ------------------- ---------------
Institutional .............           358       $ 22,510.85
RIA .......................        47,222           211.32
Momentum Strategy .........        18,667           145.26
MRP .......................       692,394            51.64
EPP .......................         8,807           218.09

The accompanying notes are an integral part of these financial statements.

                                     FSA-10

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2006
--------------------------------------------------------------------------------

Investment Income (Note 2):
Dividends (net of foreign taxes withheld of $18,012)...................  $  631,959
Interest ..............................................................   1,163,127
-----------------------------------------------------------------------  ----------
Total investment income ...............................................   1,795,086
-----------------------------------------------------------------------  ----------
Expenses (Note 5):
Investment management fees ............................................    (178,754)
Operating and expense charges .........................................    (672,515)
-----------------------------------------------------------------------  ----------
Total expenses ........................................................    (851,269)
-----------------------------------------------------------------------  ----------
Net investment income .................................................     943,817
-----------------------------------------------------------------------  ----------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from security and foreign currency transactions .........   2,714,239
Change in unrealized appreciation/depreciation of investments .........   1,806,779
-----------------------------------------------------------------------  ----------
Net realized and unrealized gain on investments .......................   4,521,018
-----------------------------------------------------------------------  ----------
Net Increase in Net Assets Attributable to Operations .................  $5,464,835
=======================================================================  ==========

The accompanying notes are an integral part of these financial statements.

                                     FSA-11

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                            Year Ended December 31,
                                                                                                2006             2005
------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income .................................................................  $     943,817    $     917,266
Net realized gain on investments and foreign currency transactions ....................      2,714,239        3,886,500
Change in unrealized appreciation/depreciation of investments .........................      1,806,779       (1,242,359)
---------------------------------------------------------------------------------------  -------------    -------------
Net increase in net assets attributable to operations .................................      5,464,835        3,561,407
---------------------------------------------------------------------------------------  -------------    -------------
From Contributions and Withdrawals:
Contributions .........................................................................      7,108,244        8,379,434
Withdrawals ...........................................................................    (13,689,418)     (32,701,391)
Asset management fees .................................................................        (55,133)         (50,293)
Administrative fees ...................................................................        (11,672)        (201,461)
---------------------------------------------------------------------------------------  -------------    -------------
Net decrease in net assets attributable to contributions and withdrawals ..............     (6,647,980)     (24,573,711)
---------------------------------------------------------------------------------------  -------------    -------------
Decrease in Net Assets ................................................................     (1,183,145)     (21,012,304)
Net Assets Attributable to Contractowners or in Accumulation -- Beginning of Year .....     59,650,080       80,662,384
---------------------------------------------------------------------------------------  -------------    -------------
Net Assets Attributable to Contractowners or in Accumulation -- End of Year ...........  $  58,466,935    $  59,650,080
=======================================================================================  =============    =============

The accompanying notes are an integral part of these financial statements.

                                     FSA-12

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006
--------------------------------------------------------------------------------




Company                                          Shares         U.S. $ Value
----------------------------------------- ------------------- ---------------
COMMON STOCKS - 62.1%
Finance - 16.3%
Banking - Money Center - 4.1%
Anglo Irish Bank Corp. PLC ..............        11,185       $ 231,728
Banco Bilbao Vizcaya Argentaria SA.......         9,242         222,450
BNP Paribas SA ..........................         1,709         186,392
Credit Suisse Group .....................         5,528         386,391
JPMorgan Chase & Co. ....................        15,132         730,876
Mitsubishi UFJ Financial Group, Inc......            13         160,555
Standard Chartered (a) ..................         3,856         112,684
Sumitomo Mitsui Financial Group,
    Inc. ................................            12         122,999
Wachovia Corp. ..........................         4,600         261,970
                                                              ---------
                                                              2,416,045
                                                              ---------
Banking - Regional - 2.0%
Bank of America Corp (a) ................         9,048         483,073
China Construction Bank-Class H .........        75,000          47,733
Commerce Bancorp, Inc. ..................         3,800         134,026
Macquarie Bank Ltd. .....................         1,051          65,390
National City Corp. .....................         4,100         149,896
UniCredito Italiano SpA .................        21,800         191,015
Wells Fargo & Co. .......................         3,300         117,348
                                                              ---------
                                                              1,188,481
                                                              ---------
Brokerage & Money Management - 3.2%
Ameriprise Financial, Inc. ..............           685          37,333
The Charles Schwab Corp. ................        20,100         388,734
Franklin Resources, Inc. ................         2,300         253,391
Goldman Sachs Group, Inc. ...............           800         159,480
Lehman Brothers Holdings, Inc. ..........         2,300         179,676
Man Group PLC ...........................        18,074         184,791
Merrill Lynch & Co., Inc. ...............         4,400         409,640
Morgan Stanley ..........................         1,300         105,859
Nomura Holdings, Inc. ...................         8,400         158,437
                                                              ---------
                                                              1,877,341
                                                              ---------
Insurance - 3.1%
ACE, Ltd. ...............................         2,100         127,197
Aflac, Inc. .............................         4,100         188,600
American International Group,
    Inc.(a) .............................         9,700         695,102
Hartford Financial Services Group,
    Inc. ................................         1,800         167,958
QBE Insurance Group, Ltd. ...............         7,422         168,784
The St. Paul Travelers Cos, Inc. ........         3,554         190,814
Swiss Reinsurance .......................         1,378         117,051
XL Capital, Ltd.-Class A ................         1,800         129,636
                                                              ---------
                                                              1,785,142
                                                              ---------
Lodging - 0.1%
Wyndham Worldwide Corp. (a) .............           820          26,256
                                                              ---------


Company                                          Shares         U.S. $ Value
----------------------------------------- ------------------- ---------------
Miscellaneous - 2.9%
American Express Co. (a) ................         3,166       $ 192,081
Citigroup, Inc. .........................        16,232         904,122
ORIX Corp. ..............................           600         173,661
U.S. Bancorp ............................         2,100          75,999
UBS AG ..................................         5,640         342,428
                                                              ---------
                                                              1,688,291
                                                              ---------
Mortgage Banking - 0.5%
Federal Home Loan Mortgage Corp..........         1,600         108,640
Federal National Mortgage
    Association .........................         3,300         195,987
                                                              ---------
                                                                304,627
                                                              ---------
Office - 0.3%
Equity Office Properties Trust ..........         3,600         173,412
                                                              ---------
Other - 0.1%
MI Developments, Inc.-Class A ...........         1,094          39,056
Realogy Corp.(a) ........................         1,025          31,078
                                                              ---------
                                                                 70,134
                                                              ---------
                                                              9,529,729
                                                              ---------
Technology - 6.8%
Communication Equipment - 1.3%
Avaya, Inc. (a) .........................            22             308
Cisco Systems, Inc. (a) .................        12,300         336,159
Juniper Networks, Inc. (a) ..............         7,100         134,474
Motorola, Inc. ..........................         6,000         123,360
Nortel Networks Corp. (a) ...............           280           7,484
QUALCOMM, Inc. ..........................         4,400         166,276
                                                              ---------
                                                                768,061
                                                              ---------
Communication Services - 0.1%
Embarq Corp.-Class W (a) ................         1,174          61,706
                                                              ---------
Computer Hardware/Storage - 1.5%
Apple Computer, Inc. (a) ................         2,200         186,648
Dell, Inc. (a) ..........................         4,600         115,414
EMC Corp. (a) ...........................         7,500          99,000
Hewlett-Packard Co. .....................         5,800         238,902
International Business Machines
    Corp. ...............................         2,400         233,160
                                                              ---------
                                                                873,124
                                                              ---------
Computer Services - 0.5%
BearingPoint, Inc. (a) ..................         3,940          31,008
CapGemini, SA ...........................         2,485         155,926
Fiserv, Inc. (a) ........................         1,700          89,114
                                                              ---------
                                                                276,048
                                                              ---------
Contract Manufacturing - 0.2%
Flextronics International, Ltd. (a) .....         5,700          65,436
Sanmina-SCI Corp. (a) ...................         8,600          29,670
Solectron Corp. (a)......................        14,100          45,402
                                                              ---------
                                                                140,508
                                                              ---------

                                     FSA-13

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------




Company                                                                         Shares          U.S. $ Value
------------------------------------------------------------------------ -------------------- ---------------
Internet Media - 0.2%
Google, Inc.-Class A (a) ...............................................           300        $ 138,144
                                                                                              ---------
Miscellaneous - 0.6%
Canon, Inc. ............................................................         3,600          202,647
Hoya Corp. .............................................................         3,900          152,035
                                                                                              ---------
                                                                                                354,682
                                                                                              ---------
Semiconductor Capital Equipment - 0.2%
Applied Materials, Inc. ................................................         6,200          114,390
                                                                                              ---------
Semiconductor Components - 1.1%
Agere Systems, Inc.-Class A (a) ........................................            37              709
Broadcom Corp.-Class A (a) .............................................         2,600           84,006
Intel Corp. ............................................................         8,944          181,116
Linear Technology Corp. ................................................         2,700           81,864
Marvell Technology Group Ltd. (a) ......................................         9,800          188,062
Texas Instruments, Inc. ................................................         3,800          109,440
                                                                                              ---------
                                                                                                645,197
                                                                                              ---------
Software - 1.1%
Microsoft Corp. ........................................................        12,900          385,194
Oracle Corp. (a) .......................................................        10,200          174,828
Symantec Corp. (a) .....................................................         2,600           54,210
                                                                                              ---------
                                                                                                614,232
                                                                                              ---------
                                                                                              3,986,092
                                                                                              ---------
Energy - 6.7%
Domestic Producers - 0.4%
Noble Energy, Inc. .....................................................         4,800          235,536
                                                                                              ---------
International - 3.4%
Chevron Corp. ..........................................................         7,400          544,122
ENI SpA ................................................................         3,660          123,062
Exxon Mobil Corp. ......................................................        10,712          820,861
LUKOIL (ADR) ...........................................................           897           78,891
Petroleo Brasileiro SA (ADR) ...........................................           650           66,943
Talisman Energy, Inc. ..................................................        21,100          358,489
                                                                                              ---------
                                                                                              1,992,368
                                                                                              ---------
Miscellaneous - 0.8%
ConocoPhillips .........................................................         6,400          460,480
                                                                                              ---------
Oil Service - 2.1%
Baker Hughes, Inc. .....................................................         3,700          276,242
BJ Services Co. ........................................................         4,100          120,212
FMC Technologies, Inc. (a) .............................................         3,800          234,194
Halliburton Co. ........................................................         8,600          267,030
Nabors Industries Ltd. (a) .............................................         7,200          214,416
Nexen, Inc. ............................................................         2,400          132,000
                                                                                              ---------
                                                                                              1,244,094
                                                                                              ---------
                                                                                              3,932,478
                                                                                              ---------
Health Care - 6.7%
Biotechnology - 0.6%
Genentech, Inc.(a) .....................................................         2,000          162,260


Company                                                                         Shares          U.S. $ Value
------------------------------------------------------------------------ -------------------- ---------------
Gilead Sciences, Inc. (a) ..............................................         2,500        $ 162,325
                                                                                              ---------
                                                                                                324,585
                                                                                              ---------
Drugs - 3.1%
Allergan, Inc. (a) .....................................................         1,500          179,610
Daiichi Sankyo Co. Ltd. ................................................         2,000           62,508
Eli Lilly & Co. ........................................................         3,500          182,350
Merck & Co. Inc. .......................................................         9,600          418,560
Merck KGaA .............................................................           706           73,348
Novartis AG ............................................................         2,362          136,048
Pfizer, Inc. ...........................................................        17,904          463,713
Roche Holding AG .......................................................         1,639          293,626
                                                                                              ---------
                                                                                              1,809,763
                                                                                              ---------
Medical Products - 1.6%
Alcon, Inc. ............................................................         2,000          223,540
Essilor International, SA ..............................................           800           85,985
Johnson & Johnson ......................................................         5,900          389,518
Nobel Biocare Holding AG ...............................................           284           83,886
Zimmer Holdings, Inc. (a) ..............................................         2,230          174,787
                                                                                              ---------
                                                                                                957,716
                                                                                              ---------
Medical Services - 1.4%
UnitedHealth Group, Inc. ...............................................         6,500          349,245
WellPoint, Inc. (a) ....................................................         5,900          464,271
                                                                                              ---------
                                                                                                813,516
                                                                                              ---------
                                                                                              3,905,580
                                                                                              ---------
Consumer Services - 6.5%
Airlines - 0.2%
Continental Airlines, Inc.-Class B (a)..................................           900           37,125
Southwest Airlines Co. .................................................         3,600           55,152
                                                                                              ---------
                                                                                                 92,277
                                                                                              ---------
Apparel - 0.1%
Jones Apparel Group, Inc. ..............................................         1,800           60,174
                                                                                              ---------
Broadcasting & Cable - 2.0%
CBS Corp.-Class B ......................................................         3,420          106,636
Comcast Corp.-Class A (a) ..............................................         6,314          267,272
Grupo Televisa, SA (ADR) ...............................................         2,800           75,628
News Corp.-Class A .....................................................         7,900          169,692
Societe Television Francaise 1 .........................................         4,220          156,536
Time Warner, Inc. ......................................................        10,400          226,512
Viacom, Inc.-Class B (a) ...............................................         3,420          140,322
Westwood One, Inc. .....................................................         3,700           26,122
                                                                                              ---------
                                                                                              1,168,720
                                                                                              ---------
Cellular Communications - 0.3%
America Movil SA de CV Series L
    (ADR) ..............................................................         3,500          158,270
China Mobile Ltd. ......................................................         5,500           47,521
                                                                                              ---------
                                                                                                205,791
                                                                                              ---------

                                     FSA-14

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------




Company                                                                         Shares          U.S. $ Value
------------------------------------------------------------------------ -------------------- ---------------
Entertainment & Leisure - 0.4%
Carnival Corp. .........................................................         1,800        $  88,290
OPAP, SA ...............................................................           187            7,225
Royal Caribbean Cruises Ltd. ...........................................         3,000          124,140
                                                                                              ---------
                                                                                                219,655
                                                                                              ---------
Gaming - 0.2%
International Game Technology ..........................................         3,100          143,220
                                                                                              ---------
Miscellaneous - 0.4%
Electronic Arts, Inc. (a) ..............................................         2,300          115,828
Li & Fung Ltd. .........................................................        30,000           93,345
PHH Corp. (a) ..........................................................           195            5,630
                                                                                              ---------
                                                                                                214,803
                                                                                              ---------
Printing & Publishing - 0.0%
Idearc, Inc. (a) .......................................................           315            9,025
                                                                                              ---------
Restaurants & Lodging - 0.4%
Starbucks Corp. (a) ....................................................         6,700          237,314
                                                                                              ---------
Retail - General Merchandise - 2.5%
Bed Bath & Beyond, Inc. (a) ............................................         2,200           83,820
eBay, Inc. (a) .........................................................         4,800          144,336
Esprit Holdings Ltd. ...................................................        10,500          117,250
Federated Department Stores, Inc. ......................................         2,494           95,096
Home Depot, Inc. .......................................................         6,800          273,088
Marks & Spencer Group PLC ..............................................         9,672          135,640
Target Corp. ...........................................................         4,200          239,610
Wal-Mart Stores, Inc. ..................................................         6,800          314,024
Williams-Sonoma, Inc. ..................................................         1,600           50,304
                                                                                              ---------
                                                                                              1,453,168
                                                                                              ---------
                                                                                              3,804,147
                                                                                              ---------
Consumer Staples - 5.3%
Beverages - 1.2%
C&C Group PLC ..........................................................         3,131           55,819
Cia de Bebidas das Americas (ADR).......................................         1,000           48,800
The Coca-Cola Co. ......................................................         6,300          303,975
Pepsi Bottling Group, Inc. .............................................         6,300          194,733
PepsiCo, Inc. ..........................................................         1,100           68,805
                                                                                              ---------
                                                                                                672,132
                                                                                              ---------
Food - 0.9%
Del Monte Foods Co. ....................................................         1,254           13,832
Groupe Danone ..........................................................           521           78,926
HJ Heinz Co. ...........................................................         2,600          117,026
The JM Smucker Co. .....................................................            96            4,653
Nestle, SA .............................................................           663          235,378
WM Wrigley Jr Co. ......................................................         1,250           64,650
                                                                                              ---------
                                                                                                514,465
                                                                                              ---------
Household Products - 1.0%
Procter & Gamble Co. ...................................................         8,400          539,868
Reckitt Benckiser PLC ..................................................           984           45,003
                                                                                              ---------
                                                                                                584,871
                                                                                              ---------


Company                                                                         Shares          U.S. $ Value
------------------------------------------------------------------------ -------------------- ---------------
Retail - Food & Drug - 0.9%
Kroger Co. .............................................................         6,800        $ 156,876
Safeway, Inc. ..........................................................         5,700          196,992
Tesco PLC ..............................................................         8,886           70,445
Walgreen Co. ...........................................................         2,700          123,903
                                                                                              ---------
                                                                                                548,216
                                                                                              ---------
Tobacco - 1.3%
Altria Group, Inc. .....................................................         8,100          695,142
British American Tobacco PLC (a) .......................................         1,805           50,555
                                                                                              ---------
                                                                                                745,697
                                                                                              ---------
                                                                                              3,065,381
                                                                                              ---------
Utilities - 4.3%
Electric & Gas Utility - 2.0%
American Electric Power Co., Inc. ......................................         3,600          153,288
BG Group PLC ...........................................................         5,809           78,848
Constellation Energy Group, Inc. .......................................         3,600          247,932
Dynegy, Inc.-Class A (a) ...............................................         1,900           13,756
Entergy Corp. ..........................................................         1,000           92,320
FirstEnergy Corp. ......................................................         1,500           90,315
International Power PLC ................................................         6,128           45,880
PPL Corp. ..............................................................         5,200          186,368
Sempra Energy ..........................................................         4,800          268,656
                                                                                              ---------
                                                                                              1,177,363
                                                                                              ---------
Telephone Utility - 2.3%
AT&T, Inc. .............................................................         8,186          292,650
BellSouth Corp. ........................................................         2,900          136,619
CenturyTel, Inc. .......................................................         1,900           82,954
Cincinnati Bell, Inc. (a) ..............................................        11,900           54,383
Qwest Communications
    International, Inc. (a) ............................................         3,000           25,110
Sprint Corp. (a) .......................................................        22,981          434,111
Telefonica SA ..........................................................         4,196           89,257
Verizon Communications, Inc. ...........................................         6,300          234,612
                                                                                              ---------
                                                                                              1,349,696
                                                                                              ---------
                                                                                              2,527,059
                                                                                              ---------
Capital Goods - 4.0%
Electrical Equipment - 0.4%
Johnson Controls, Inc. .................................................         2,700          231,984
                                                                                              ---------
Engineering & Construction - 0.4%
ABB Ltd. ...............................................................        13,709          245,596
                                                                                              ---------
Machinery - 0.2%
Eaton Corp. ............................................................         1,700          127,738
                                                                                              ---------
Miscellaneous - 3.0%
General Electric Co. ...................................................        27,200        1,012,399
NGK Insulators Ltd. ....................................................         7,000          108,095
Nitto Denko Corp. ......................................................         3,400          170,250
United Technologies Corp. ..............................................         7,300          456,396
                                                                                              ---------
                                                                                              1,747,140
                                                                                              ---------
                                                                                              2,352,458
                                                                                              ---------

                                     FSA-15

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------


Company                                          Shares         U.S. $ Value
----------------------------------------- ------------------- ---------------
Basic Industry - 2.5%
Chemicals - 1.4%
Bayer AG ................................         2,671       $  143,911
E.I. Du Pont de Nemours & Co. ...........         2,800          136,388
Monsanto Co. ............................         3,164          166,205
Praxair, Inc. ...........................         6,100          361,913
                                                              ----------
                                                                 808,417
                                                              ----------
Mining & Metals - 1.0%
China Shenhua Energy Co. Ltd.-
    Class H .............................        30,500           73,411
Cia Vale do Rio Doce (ADR) ..............         3,800          113,012
MMC Norilsk Nickel (ADR) ................           175           27,475
Rio Tinto PLC (a) .......................         3,480          185,194
Xstrata PLC .............................         4,215          210,355
                                                              ----------
                                                                 609,447
                                                              ----------
Miscellaneous - 0.1%
RWE AG ..................................           613           67,512
                                                              ----------
                                                               1,485,376
                                                              ----------
Consumer Manufacturing - 2.0%
Auto & Related - 0.7%
Avis Budget Group, Inc. .................           410            8,893
Denso Corp. .............................         2,700          107,070
Honda Motor Co. Ltd. ....................         2,100           82,924
Toyota Motor Corp. ......................         3,300          220,693
                                                              ----------
                                                                 419,580
                                                              ----------
Building & Related - 1.3%
American Standard Companies (a) .........         7,000          320,950
CRH PLC .................................         2,963          123,516
Daiwa House Industry Co. Ltd. ...........         6,000          104,348
Vinci, SA ...............................         1,599          204,252
                                                              ----------
                                                                 753,066
                                                              ----------
                                                               1,172,646
                                                              ----------
Aerospace & Defense - 0.7%
Aerospace - 0.7%
Boeing Co. (a) ..........................         1,100           97,724
Lockheed Martin Corp. ...................         3,200          294,624
                                                              ----------
                                                                 392,348
                                                              ----------
Multi-Industry Companies - 0.3%
Multi-Industry Companies - 0.3%
Mitsui & Co. Ltd. .......................        12,000          179,458
                                                              ----------
Total Common Stocks
    (cost $27,073,630)...................                     36,332,752
                                                              ----------
WARRANTS - 0.3%
Technology - 0.3%
Computer Hardware/Storage - 0.0%
Asustek Computer Inc., expiring
    3/18/07 (a) .........................         4,082           11,095
                                                              ----------


Company                                          Shares         U.S. $ Value
----------------------------------------- ------------------- ---------------
Computer Peripherals - 0.1%
Foxconn Technology Co. Ltd.,
    JPMorgan International, expiring
    8/22/08 (a) .........................         3,944       $   46,934
                                                              ----------
Computer Services - 0.2%
Infosys Technologies Ltd., expiring
    8/21/09 (a) .........................         1,790           90,413
                                                              ----------
Electronic Components - 0.0%
Largan Precision Co. Ltd., Citigroup
    Global Markets, expiring
    1/20/10 (a) .........................            90            1,734
                                                              ----------
Total Warrants
    (cost $110,393)......................                        150,176
                                                              ----------


                                       Principal
                                        Amount
                                         (000)        U.S. $ Value
                                      ------------- ---------------
LONG-TERM DEBT SECURITIES - 37.1%
U.S. GOVERNMENT AND GOVERNMENT
    SPONSORED AGENCY OBLIGATIONS - 18.9%
Federal National Mortgage Association - 11.6%
   Series 2005
   4.176%, 9/01/35+ ................. $ 100         99,531
   Series 2004
   4.228%, 9/01/34+ .................    90         89,911
   Series 2006
   4.408%, 8/01/34 ..................    95         95,182
   Series 2005
   4.50%, 11/01/20 ..................   649        626,207
   Series 2006
   4.50%, 1/01/21 ...................    40         38,424
   Series 2005
   4.639%, 7/01/35+ .................    88         87,881
   4.724%, 4/01/35+ .................    34         33,452
   5.00%, 4/01/19 ...................   373        368,038
   Series 2005
   5.00%, 9/01/20 ...................   158        155,390
   Series 2006
   5.00%, 2/01/36 ...................   646        623,862
   5.50%, 4/01/33 - 7/01/33 .........   728        720,412
   Series 2004
   5.50%, 4/01/34 ...................    90         88,902
   5.50%, 2/01/35 - 7/01/35 .........   690        682,399
   5.50%, 1/01/36 - 5/01/36 ......... 1,498      1,481,063
   5.822%, 3/01/36+ .................   111        113,503
   6.00%, 5/15/11 ...................   270        281,133
   6.00%, TBA .......................   410        412,690
   Series 2006
   6.50%, 1/01/36 ...................    77         79,055
   6.50%, TBA .......................   685        697,844
                                                 ---------
                                                 6,774,879
                                                 ---------

                                     FSA-16

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------



                                                      Principal
                                                       Amount
Company                                                 (000)             U.S.$ Value
----------------------------------------------- -------------------- --------------------
U.S. Treasury Bonds - 2.8%
   4.50%, 2/15/36 .............................      $    1,121      $1,066,001
   8.75%, 5/15/17 .............................             435         575,492
                                                                     ----------
                                                                      1,641,493
                                                                     ----------
Government National Mortgage Association - 1.7%
   Series 2006
   6.00%, 2/15/36 .............................             424         430,355
   6.00%, TBA .................................             555         562,010
                                                                     ----------
                                                                        992,365
                                                                     ----------
Federal Home Loan Mortgage Corp. - 1.2%
   Series 2005
   4.50%, 10/01/35 ............................             137         128,497
   Series 2005
   4.50%, 8/01/35 .............................             103          96,732
   Series 2006
   4.50%, 1/01/36 .............................              58          53,984
   5.25%, 7/18/11 .............................             420         425,026
                                                                     ----------
                                                                        704,239
                                                                     ----------
Federal Gold Loan Mortgage Corp. - 1.1%
   Series 2005
   4.50%, 9/01/35 .............................             146         136,525
   Series 2006
   5.00%, 4/01/21 .............................             542         532,402
                                                                     ----------
                                                                        668,927
                                                                     ----------
U.S. Treasury Notes - 0.5%
   1.875%, 7/15/13 (TIPS) .....................             210         222,991
   4.875%, 5/31/11 ............................              50          50,344
                                                                     ----------
                                                                        273,335
                                                                     ----------
Total U.S. Government and
    Government Sponsored
    Agency Obligations ........................                      11,055,238
                                                                     ----------
CORPORATE DEBT OBLIGATIONS - 8.3%
Aerospace/Defense - 0.1%
Raytheon Co.
   6.75%, 8/15/07 .............................              32          32,235
Textron, Inc.
   6.375%, 11/15/08 ...........................              25          25,473
                                                                     ----------
                                                                         57,708
                                                                     ----------
Automotive - 0.0%
DaimlerChrysler North America
   4.875%, 6/15/10 ............................              25          24,370
                                                                     ----------
Banking - 1.0%
Barclays Bank PLC
   8.55%, 6/15/11+ ............................              75          83,928
JP Morgan Chase & Co.
   6.75%, 2/01/11 .............................              75          78,848


                                                      Principal
                                                       Amount
Company                                                 (000)             U.S.$ Value
----------------------------------------------- -------------------- --------------------
RBS Capital Trust III
   5.512%, 9/29/49+ ...........................      $      105      $  103,782
UBS Preferred Funding Trust I
   8.622%, 10/01/10+ ..........................              40          44,186
UFJ Finance Aruba AEC
   6.75%, 7/15/13 .............................             100         106,717
Wachovia Capital Trust III
   5.80%, 3/15/11+ ............................              40          40,330
Washington Mutual, Inc.
   4.00%, 1/15/09 .............................              60          58,499
Wells Fargo & Co.
   4.20%, 1/15/10 .............................              35          34,097
Zions Bancorporation
   5.50%, 11/16/15 ............................              25          24,596
                                                                     ----------
                                                                        574,983
                                                                     ----------
Broadcasting/Media - 0.3%
BSKYB Finance UK PLC
   5.625%, 10/15/15 ...........................              40          39,176
News America, Inc.
   6.55%, 3/15/33 .............................              25          25,122
Time Warner Entertainment Co.
   8.375%, 3/15/23 ............................              60          70,389
WPP Finance Corp.
   5.875%, 6/15/14 ............................              30          29,947
                                                                     ----------
                                                                        164,634
                                                                     ----------
Building/Real Estate - 0.2%
Centex Corp.
   5.45%, 8/15/12 .............................              34          33,454
iStar Financial, Inc.
   5.15%, 3/01/12 .............................              30          29,176
Simon Property Group LP
   6.375%, 11/15/07 ...........................              30          30,231
Toll Brothers Finance Corp.
   6.875%, 11/15/12 ...........................              25          25,777
                                                                     ----------
                                                                        118,638
                                                                     ----------
Cable - 0.3%
British Sky Broadcasting Group PLC
   6.875%, 2/23/09 ............................              20          20,589
Comcast Cable Communications Holdings,
    Inc.
   9.455%, 11/15/22 ...........................              35          45,323
Comcast Cable Communications, Inc.
   6.875%, 6/15/09 ............................              45          46,550
Comcast Corp.
   5.30%, 1/15/14 .............................              40          39,178
   5.50%, 3/15/11 .............................              50          50,211
                                                                     ----------
                                                                        201,851
                                                                     ----------

                                     FSA-17

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------



                                           Principal
                                            Amount
Company                                      (000)             U.S.$ Value
------------------------------------ -------------------- --------------------
Chemicals - 0.0%
Lubrizol Corp.
   4.625%, 10/01/09 ................      $       25           $    24,524
                                                               -----------
Communications - 0.6%
AT&T Corp.
   8.00%, 11/15/31 .................              15                18,610
British Telecommunications PLC
   8.375%, 12/15/10+ ...............              80                89,281
Sprint Capital Corp.
   8.375%, 3/15/12 .................              95               105,581
Telecom Italia Capital, SA
   4.00%, 1/15/10 ..................              95                90,715
Verizon Global Funding Corp.
   4.90%, 9/15/15 ..................              25                23,843
                                                               -----------
                                                                   328,030
                                                               -----------
Communications-Fixed - 0.1%
Embarq Corp.
   6.738%, 6/01/13 .................               5                 5,117
Vodafone Group PLC
   5.50%, 6/15/11 ..................              50                50,127
                                                               -----------
                                                                    55,244
                                                               -----------
Communications-Mobile - 0.4%
AT&T Wireless
   8.75%, 3/01/31 ..................              25                32,489
New Cingular Wireless Services, Inc.
   7.875%, 3/01/11 .................             100               109,077
TELUS Corp.
   7.50%, 6/01/07 ..................              75                75,555
                                                               -----------
                                                                   217,121
                                                               -----------
Energy - 0.2%
Amerada Hess Corp.
   7.875%, 10/01/29 ................              40                46,692
Duke Energy Field Services Corp.
   7.875%, 8/16/10 .................              10                10,756
Enterprise Products Operating L.P.
   Series B
   5.60%, 10/15/14 .................              25                24,553
Valero Energy Corp.
   6.875%, 4/15/12 .................              45                47,579
                                                               -----------
                                                                   129,580
                                                               -----------
Financial - 1.7%
American General Finance Corp.
   4.625%, 5/15/09 .................              80                78,737
Boeing Capital Corp.
   4.75%, 8/25/08 ..................              35                34,734
Capital One Bank
   6.50%, 6/13/13 ..................              35                36,895


                                           Principal
                                            Amount
Company                                      (000)             U.S.$ Value
------------------------------------ -------------------- --------------------
CIT Group, Inc.
   7.75%, 4/02/12 ..................      $       90           $    99,226
Citigroup, Inc.
   4.625%, 8/03/10 .................             100                98,209
   5.53%, 6/09/09 ..................              40                40,105
Core Investment Grade Trust
   4.659%, 11/30/07 ................             107               106,041
Countrywide Home Loans, Inc.
   4.00%, 3/22/11 ..................              60                56,961
   4.25%, 12/19/07 .................              50                49,467
General Electric Capital Corp.
   4.00%, 2/17/09 ..................             110               107,480
   4.375%, 11/21/11 ................              15                14,481
   6.75%, 3/15/32 ..................              35                40,085
Goldman Sachs Group, Inc.
   4.75%, 7/15/13 ..................              35                33,785
   5.125%, 1/15/15 .................              25                24,427
Household Finance Corp.
   6.50%, 11/15/08 .................              75                76,668
   7.00%, 5/15/12 ..................              25                26,955
MBNA Corp.
   4.625%, 9/15/08 .................              55                54,345
Resona Preferred Global Securities
   7.191%, 7/30/15+ ................              25                26,086
                                                               -----------
                                                                 1,004,687
                                                               -----------
Food/Beverage - 0.6%
Altria Group, Inc.
   7.75%, 1/15/27 ..................              40                48,516
ConAgra Foods, Inc.
   7.875%, 9/15/10 .................              20                21,643
General Mills, Inc.
   5.125%, 2/15/07 .................              95                94,933
Kraft Foods, Inc.
   4.125%, 11/12/09 ................              95                92,144
   5.25%, 10/01/13 .................              50                49,368
The Kroger Co.
   7.80%, 8/15/07 ..................              45                45,629
                                                               -----------
                                                                   352,233
                                                               -----------
Health Care - 0.4%
Humana, Inc.
   6.30%, 8/01/18 ..................              50                50,364
WellPoint, Inc.
   3.50%, 9/01/07 ..................              60                59,190
   3.75%, 12/14/07 .................              18                17,716
   4.25%, 12/15/09 .................              75                72,903
Wyeth
   5.50%, 2/01/14 ..................              38                38,195
                                                               -----------
                                                                   238,368
                                                               -----------

                                     FSA-18

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------



                                               Principal
                                                Amount
Company                                          (000)             U.S.$ Value
---------------------------------------- -------------------- --------------------
Hotel/Lodging - 0.2%
ITT Corp.
   7.375%, 11/15/15 ....................      $       45           $    46,071
Starwood Hotels & Resorts
    Worldwide, Inc.
   7.875%, 5/01/12 .....................              46                48,581
                                                                   -----------
                                                                        94,652
                                                                   -----------
Industrial - 0.1%
Tyco International Group, SA
   6.00%, 11/15/13 .....................              35                36,214
                                                                   -----------
Insurance - 0.3%
Assurant, Inc.
   5.625%, 2/15/14 .....................              40                39,892
Liberty Mutual Group, Inc.
   5.75%, 3/15/14 ......................              30                29,889
Zurich Capital Trust I
   8.376%, 6/01/37 .....................             115               120,539
                                                                   -----------
                                                                       190,320
                                                                   -----------
Metals/Mining - 0.1%
Ispat Inland ULC
   9.75%, 4/01/14 ......................              25                27,938
                                                                   -----------
Paper/Packaging - 0.2%
International Paper Co.
   5.30%, 4/01/15 ......................              55                53,004
Packaging Corp. of America
   5.75%, 8/01/13 ......................              30                29,009
Westvaco Corp.
   8.20%, 1/15/30 ......................              15                16,819
Weyerhaeuser Co.
   5.95%, 11/01/08 .....................              40                40,320
                                                                   -----------
                                                                       139,152
                                                                   -----------
Public Utilities - Electric & Gas - 0.9%
Carolina Power & Light Co.
   6.50%, 7/15/12 ......................              60                62,872
Duke Capital LLC
   8.00%, 10/01/19 .....................              45                52,315
Exelon Corp.
   6.75%, 5/01/11 ......................              50                52,226
FirstEnergy Corp.
   Series B
   6.45%, 11/15/11 .....................              50                52,141
   Series C
   7.375%, 11/15/31 ....................              50                56,942
MidAmerican Energy Holdings Co.
   5.875%, 10/01/12 ....................              30                30,538
Nisource Finance Corp.
   7.875%, 11/15/10 ....................              35                37,760


                                               Principal
                                                Amount
Company                                          (000)             U.S.$ Value
---------------------------------------- -------------------- --------------------
Pacific Gas & Electric Co.
   4.80%, 3/01/14 ......................      $       45           $    43,134
Progress Energy, Inc.
   7.10%, 3/01/11 ......................              16                17,039
Public Service Company of Colorado
   7.875%, 10/01/12 ....................              30                33,659
SPI Electricity & Gas Australia
    Holdings Pty, Ltd.
   6.15%, 11/15/13 .....................              55                56,990
Xcel Energy, Inc.
   7.00%, 12/01/10 .....................              50                52,737
                                                                   -----------
                                                                       548,353
                                                                   -----------
Public Utilities - Telephone - 0.2%
CenturyTel, Inc.
   Series G
   6.875%, 1/15/28 .....................              35                33,831
Telecom Italia Capital
   4.00%, 11/15/08 .....................              25                24,346
   6.375%, 11/15/33 ....................              20                18,897
Verizon New Jersey, Inc.
   Series A
   5.875%, 1/17/12 .....................              35                35,456
                                                                   -----------
                                                                       112,530
                                                                   -----------
Publishing - 0.0%
RR Donnelley & Sons Co.
   4.95%, 4/01/14 ......................              15                13,833
                                                                   -----------
Service - 0.1%
Waste Management, Inc.
   6.875%, 5/15/09 .....................              50                51,688
                                                                   -----------
Supermarket/Drug - 0.1%
Safeway, Inc.
   4.125%, 11/01/08 ....................              18                17,581
   4.80%, 7/16/07 ......................              15                14,942
                                                                   -----------
                                                                        32,523
                                                                   -----------
Technology - 0.2%
Cisco Systems, Inc.
   5.25%, 2/22/11 ......................              20                20,050
IBM Corp.
   4.375%, 6/01/09 .....................              15                14,742
Motorola, Inc.
   7.625%, 11/15/10 ....................               5                 5,384
Oracle Corp.
   5.25%, 1/15/16 ......................              90                88,101
                                                                   -----------
                                                                       128,277
                                                                   -----------
Total Corporate Debt Obligations .......                             4,867,451
                                                                   -----------

                                     FSA-19

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------



                                                   Principal
                                                     Amount
Company                                              (000)               U.S.$ Value
-------------------------------------------- --------------------- ----------------------
COMMERCIAL MORTGAGE BACKED SECURITIES - 5.2%
Banc of America Commercial Mortgage, Inc.
   Series 2004-4, Class A3
   4.128%, 7/10/42 .........................      $       90             $    87,497
   Series 2004-6, Class A2
   4.161%, 12/10/42 ........................             120                 116,599
   Series 2005-6, Class A4
   5.181%, 9/10/47+ ........................             140                 139,113
   Series 2001-PB1, Class A2
   5.787%, 5/11/35 .........................              78                  79,536
Bear Stearns Commercial Mortgage
    Securities, Inc.
   Series 2005-PWR7, Class A3
   5.116%, 2/11/41+ ........................             120                 118,400
Citigroup Commercial Mortgage Trust
   Series 2004-C1, Class A4
   5.53%, 4/15/40+ .........................             145                 146,028
Credit Suisse First Boston Mortgage
    Securities Corp.
   Series 2003-CK2, Class A2
   3.861%, 3/15/36 .........................              80                  78,263
   Series 2004-C1, Class A4
   4.75%, 1/15/37 ..........................              45                  43,459
Credit Suisse Mortgage Capital Certificates
   Series 2006-C4, Class A3
   5.467%, 9/15/39 .........................             135                 136,039
   Series 2006-C3, Class A3
   5.828%, 6/15/38+ ........................             110                 114,373
CS First Boston Mortgage Securities Corp.
   Series 2005-C1, Class A4
   5.014%, 2/15/38+ ........................             105                 102,814
GE Capital Commercial Mortgage Corp.
   Series 2005-C3, Class A3FX
   4.863%, 7/10/45 .........................              90                  88,905
Greenwich Capital Commercial Funding Corp.
   Series 2003-C1, Class A4
   4.111%, 7/05/35 .........................             100                  93,967
   Series 2005-GG3, Class A2
   4.305%, 8/10/42 .........................             125                 121,688
GS Mortgage Securities Corp. II
   Series 2004-GG2, Class A6
   5.396%, 8/10/38+ ........................             100                 100,380
JP Morgan Chase Commercial Mortgage
    Securities Corp.
   Series 2005-LDP4, Class A2
   4.79%, 10/15/42 .........................             110                 108,332
   Series 2005-LDP3, Class A2
   4.851%, 8/15/42 .........................              80                  78,967
   Series 2005-LDP5, Class A2
   5.198%, 12/15/44 ........................              75                  74,839


                                                   Principal
                                                     Amount
Company                                              (000)               U.S.$ Value
-------------------------------------------- --------------------- ----------------------
   Series 2006-CB14, Class A4
   5.481%, 12/12/44+ .......................      $       40             $    40,380
   Series 2006-CB15, Class A4
   5.814%, 6/12/43+ ........................              25                  25,857
LB-UBS Commercial Mortgage Trust
   Series 2003-C3, Class A4
   4.166%, 5/15/32 .........................              90                  84,791
   Series 2004-C8, Class A2
   4.201%, 12/15/29 ........................              95                  92,435
   Series 2005-C1, Class A4
   4.742%, 2/15/30 .........................              85                  81,879
   Series 2004-C4, Class A4
   5.133%, 6/15/29+ ........................              35                  35,330
   Series 2006-C1, Class A4
   5.156%, 2/15/31 .........................             115                 113,607
   Series 2005-C7, Class A4
   5.197%, 11/15/30+ .......................              65                  64,441
   Series 2006-C6, Class A4
   5.372%, 9/15/39 .........................             125                 125,210
   Series 2006-C3, Class A4
   5.661%, 3/15/39+ ........................             120                 122,885
   Series 2006-C4, Class A4
   5.899%, 6/15/38+ ........................             110                 115,060
Merrill Lynch Mortgage Trust
   Series 2005-CKI1, Class A6
   5.244%, 11/12/37+ .......................              55                  54,911
Merrill Lynch/Countrywide Commercial
    Mortgage Trust
   Series 2006-2, Class A4
   5.91%, 6/12/46+ .........................              30                  31,352
Morgan Stanley Capital I
   Series 2005-T17, Class A5
   4.78%, 12/13/41 .........................             145                 140,086
   Series 2005-HQ5, Class A4
   5.168%, 1/14/42 .........................              70                  69,199
                                                                         -----------
Total Commercial Mortgage Backed
    Securities .............................                               3,026,622
                                                                         -----------
COLLATERALIZED MORTGAGE OBLIGATIONS - 2.4%
Bear Stearns Alt-A Trust
   Series 2006-1, Class 22A1
   5.45%, 2/25/36+ .........................             109                 108,695
   Series 2005-10, Class 24A1
   6.00%, 1/25/36+ .........................              75                  75,738
   Series 2006-2, Class 23A1
   6.00%, 3/25/36+ .........................              78                  78,212
   Series 2006-3, Class 22A1
   6.25%, 5/25/36+ .........................              51                  51,653
Citigroup Mortgage Loan Trust, Inc.
   Series 2006-AR1, Class 3A1

                                     FSA-20

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Continued)
--------------------------------------------------------------------------------




                                                    Principal
                                                     Amount
Company                                               (000)             U.S.$ Value
--------------------------------------------- -------------------- --------------------
   5.50%, 3/25/36+ ..........................      $      136      $  135,168
Countrywide Alternative Loan Trust
   Series 2006-OA14, Class 3A1
   4.459%, 11/25/46 .........................             114         113,899
   Series 2005-62, Class 2A1
   5.282%, 12/25/35+ ........................              62          61,646
Indymac Index Mortgage Loan Trust
   Series 2006-AR7, Class 4A1
   6.265%, 5/25/36+ .........................              54          54,628
Merrill Lynch Mortgage Investors, Inc.
   Series 2005-A8, Class A1C1
   5.25%, 8/25/36+ ..........................              76          75,707
   Series 2006-A1, Class 2A1
   6.23%, 3/25/36+ ..........................              84          85,468
Rali 2007-qs1 A1
   6.00%, 1/25/37 ...........................              80          80,784
Residential Funding Mortgage Securities, Inc.
   Series 2005-SA3, Class 3A
   5.249%, 8/25/35+ .........................              76          75,304
Structured Adjustable Rate Mortgage
    Loan Trust
   Series 2006-3, Class 2A1
   6.008%, 4/25/36+ .........................              68          69,031
Washington Mutual, Inc.
   Series 2005-AR2, Class 2A22
   5.57%, 1/25/45+ ..........................              23          22,961
Wells Fargo Mortgage Backed Securities Trust
   Series 2006-AR11, Class A4
   5.539%, 8/25/36+ .........................             136         135,506
                                                                   ----------
                                                                    1,224,400
                                                                   ----------
Federal Agency - CMO's - 0.3%
Freddie Mac Reference REMIC
   Series 2006-R007, Class AC
   5.875%, 5/15/16 ..........................             173         172,918
                                                                   ----------
Total Collateralized Mortgage
    Obligations .............................                       1,397,318
                                                                   ----------
ASSET BACKED SECURITIES - 1.5%
Asset Backed Funding Certificates
   Series 2003-WF1, Class A2
   6.07%, 12/25/32 ..........................              33          33,270
Bear Stearns Asset Backed Securities, Inc.
   Series 2005-SD1, Class 1A1
   5.50%, 4/25/22+ ..........................              19          18,549
Capital Auto Receivables Asset Trust
   Series 2005-SN1A, Class A3A
   4.10%, 6/15/08 ...........................              83          82,360
Capital One Prime Auto Receivables Trust
   Series 2005-1, Class A3
   4.32%, 8/15/09 ...........................             126         125,188


                                                    Principal
                                                     Amount
Company                                               (000)             U.S.$ Value
--------------------------------------------- -------------------- --------------------
Citifinancial Mortgage Securities, Inc.
   Series 2003-1, Class AFPT
   3.36%, 1/25/33+ ..........................      $       23      $   20,899
Credit-Based Asset Servicing and
    Securities, Inc.
   Series 2003-CB1, Class AF
   3.45%, 1/25/33+ ..........................              48          46,292
   Series 2005-CB7, Class AF2
   5.15%, 11/25/35+ .........................              50          49,688
Home Equity Mortgage Trust
   Series 2005-4, Class A3
   4.742%, 1/25/36+ .........................              60          59,405
   Series 2006-1, Class A2
   5.3%, 5/25/36+ ...........................              25          25,216
Indymac Residential Asset Backed Trust
   Series 2006-D, Class 2A2
   5.43%, 11/25/36 ..........................             115         115,002
Master Asset Backed Securities Trust
   Series 2006-NC2, Class A3
   5.46%, 8/25/36 ...........................             110         109,984
MBNA Credit Card Master Note Trust
   Series 2003-A6, Class A6
   2.75%, 10/15/10 ..........................              50          48,395
RAAC Series
   Series 2006-SP3, Class A1
   5.40%, 8/25/36+ ..........................              49          48,794
Residential Asset Securities Corp.
   Series 2003-KS3, Class A2
   5.65%, 5/25/33+ ..........................               9           8,652
   Series 2002-KS7, Class A2
   5.72%, 11/25/32 ..........................              14          13,894
Residential Funding Mortgage
    Securities II, Inc.
   Series 2005-HI2, Class A3
   4.46%, 5/25/35 ...........................              55          54,317
                                                                   ----------
Total Asset Backed Securities ...............                         859,905
                                                                   ----------
SOVEREIGN DEBT OBLIGATIONS - 0.8%
Mexico - 0.8%
United Mexican States
   5.625%, 1/15/17 ..........................             316         316,316
   7.50%, 1/14/12 ...........................             140         153,440
                                                                   ----------
Total Sovereign Debt Obligations ............                         469,756
                                                                   ----------
Total Long-Term Debt Securities
    (amortized cost $21,697,599).............                      21,676,577
                                                                   ----------
SHORT-TERM DEBT SECURITIES - 4.1%
Time Deposit - 2.1%
JPMorgan Nassau
   4.72%, 1/03/07 ...........................           1,228       1,228,449
                                                                   ----------

                                     FSA-21

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Concluded)
--------------------------------------------------------------------------------



                                        Principal
                                         Amount
Company                                   (000)             U.S.$ Value
--------------------------------- -------------------- --------------------
U.S. Government and Government
    Sponsored Agency Obligations - 2.0%
Federal Home Loan Bank
   Zero Coupon, 2/07/07 .........      $      355      $   350,683
Federal Home Loan Mortgage Corp.
   Zero Coupon, 2/28/07 .........             410          405,447
Federal National Mortgage Association
   Zero Coupon, 1/11/07 .........             410          406,989
                                                       -----------
Total Short-Term Debt Securities
    (amortized cost $2,391,568)                          2,391,568
                                                       -----------


                                        Principal
                                         Amount
Company                                   (000)             U.S.$ Value
--------------------------------- -------------------- --------------------
Total Investments - 103.6%
    (cost/amortized cost
    $51,273,190).................                      $60,550,786
Other assets less liabilities -
    (3.6)% ......................                       (2,083,851)
                                                       -----------
Net Assets - 100.0% .............                      $58,466,935
                                                       ===========

+  Variable rate coupon, rate shown as of December 31, 2006.

(a)  Non-income producing security.
     Glossary:
     ADR - American Depositary Receipt
     TBA - To Be Announced
     TIPS - Treasury Inflation Protected Security
     The accompanying notes are an integral part of these financial statements.


                                     FSA-22

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2006
--------------------------------------------------------------------------------

Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $480,976,680)...........................  $599,320,605
 Short-term debt securities -- at value (amortized cost: $4,413,684)......     4,413,684
Interest and dividends receivable ........................................       265,150
--------------------------------------------------------------------------  ------------
Total assets .............................................................   603,999,439
--------------------------------------------------------------------------  ------------
Liabilities:
Due to AXA Equitable's General Account ...................................     1,264,672
Due to custodian .........................................................     3,776,178
Accrued expenses .........................................................       732,097
--------------------------------------------------------------------------  ------------
Total liabilities ........................................................     5,772,947
--------------------------------------------------------------------------  ------------
Net Assets ...............................................................  $598,226,492
==========================================================================  ============
Amount retained by AXA Equitable in Separate Account No. 4 ...............  $  2,478,937
Net assets attributable to contract owners ...............................   555,154,312
Net assets allocated to contracts in payout period .......................    40,593,243
--------------------------------------------------------------------------  ------------
Net Assets ...............................................................  $598,226,492
==========================================================================  ============


                             Units Outstanding    Unit Values
                            ------------------- --------------
Institutional .............        34,867       $ 8,262.03
RIA .......................        15,278          775.87
Momentum Strategy .........           987           99.86
MRP .......................       124,951          312.73
ADA .......................       651,516          382.55
EPP .......................        12,151          800.76

The accompanying notes are an integral part of these financial statements.

                                     FSA-23

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2006
--------------------------------------------------------------------------------

Investment Income (Note 2):
Dividends (net of foreign taxes withheld of $33,737)....................  $   4,377,570
Interest ...............................................................        216,608
------------------------------------------------------------------------  -------------
Total investment income ................................................      4,594,178
------------------------------------------------------------------------  -------------
Expenses (Note 5):
Investment management fees .............................................     (1,241,035)
Operating and expense charges ..........................................     (2,422,872)
------------------------------------------------------------------------  -------------
Total expenses .........................................................     (3,663,907)
------------------------------------------------------------------------  -------------
Net investment income ..................................................        930,271
------------------------------------------------------------------------  -------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from security and foreign currency transactions ..........     56,761,166
Change in unrealized appreciation /depreciation of investments .........    (66,038,126)
------------------------------------------------------------------------  -------------
Net realized and unrealized loss on investments ........................     (9,276,960)
------------------------------------------------------------------------  -------------
Net Decrease in Net Assets Attributable to Operations ..................  $  (8,346,689)
========================================================================  =============

The accompanying notes are an integral part of these financial statements.

                                     FSA-24

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                    Year Ended December 31,
                                                                                       2006              2005
----------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income (loss) .................................................  $      930,271   $     (540,001)
Net realized gain on investments and foreign currency transactions ...........      56,761,166       74,925,731
Change in unrealized appreciation/depreciation of investments ................     (66,038,126)       6,608,967
------------------------------------------------------------------------------  --------------   --------------
Net increase (decrease) in net assets attributable to operations .............      (8,346,689)      80,994,697
------------------------------------------------------------------------------  --------------   --------------
From Contributions and Withdrawals:
Contributions ................................................................      66,014,546       76,456,922
Withdrawals ..................................................................    (194,988,188)    (151,318,308)
Asset management fees ........................................................        (991,775)      (1,067,272)
Administrative fees ..........................................................        (107,770)        (345,104)
------------------------------------------------------------------------------  --------------   --------------
Net decrease in net assets attributable to contributions and withdrawals .....    (130,073,187)     (76,273,762)
------------------------------------------------------------------------------  --------------   --------------
Net increase in net assets attributable to AXA Equitable's transactions ......           1,551            6,187
------------------------------------------------------------------------------  --------------   --------------
Increase (decrease) in Net Assets ............................................    (138,418,325)       4,727,121
Net Assets -- Beginning of Year ..............................................     736,644,817      731,917,696
------------------------------------------------------------------------------  --------------   --------------
Net Assets -- End of Year ....................................................  $  598,226,492   $  736,644,817
==============================================================================  ==============   ==============

The accompanying notes are an integral part of these financial statements.

                                     FSA-25

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006
--------------------------------------------------------------------------------


Company                                           Shares         U.S. $ Value
------------------------------------------ ------------------- ---------------
COMMON STOCKS - 100.2%
Finance - 26.1%
Banking - Money Center - 2.7%
JPMorgan Chase & Co. .....................        327,157      $15,801,683
                                                               -----------
Brokerage & Money Management - 15.3%
The Charles Schwab Corp. .................        608,970       11,777,480
Goldman Sachs Group, Inc. ................        129,410       25,797,883
Greenhill & Co., Inc. ....................        154,050       11,368,890
Legg Mason, Inc. .........................        287,000       27,279,350
Merrill Lynch & Co., Inc. ................        162,740       15,151,094
                                                               -----------
                                                                91,374,697
                                                               -----------
Insurance - 3.3%
American International Group,
    Inc. (a) .............................        277,960       19,918,614
                                                               -----------
Miscellaneous - 4.8%
Chicago Mercantile Exchange
    Holdings, Inc.-Class A ...............         19,958       10,173,591
Citigroup, Inc. ..........................        214,800       11,964,360
NYSE Group, Inc. (a) .....................         31,990        3,109,428
State Street Corp. .......................         52,300        3,527,112
                                                               -----------
                                                                28,774,491
                                                               -----------
                                                               155,869,485
                                                               -----------
Technology - 25.0%
Communication Equipment - 3.0%
QUALCOMM, Inc. ...........................        475,380       17,964,610
                                                               -----------
Communication Services - 0.7%
Monster Worldwide, Inc. (a) ..............         84,280        3,930,819
                                                               -----------
Computer Hardware/Storage - 6.0%
Apple Computer, Inc. (a) .................        304,070       25,797,299
Sun Microsystems, Inc. (a) ...............      1,915,400       10,381,468
                                                               -----------
                                                                36,178,767
                                                               -----------
Computer Peripherals - 1.1%
Network Appliance, Inc. (a) ..............        171,270        6,727,486
                                                               -----------
Computer Services - 0.8%
Cognizant Technology Solutions
    Corp.-Class A (a) ....................         38,700        2,986,092
Euronet Worldwide, Inc. (a) ..............         52,740        1,565,850
                                                               -----------
                                                                 4,551,942
                                                               -----------
Internet Media - 4.6%
Google, Inc.-Class A (a) .................         59,570       27,430,794
                                                               -----------
Miscellaneous - 2.0%
Amphenol Corp.-Class A ...................        193,990       12,042,899
                                                               -----------
Semiconductor Components - 6.5%
Advanced Micro Devices, Inc. (a) .........        720,020       14,652,407
Broadcom Corp.-Class A (a) ...............        413,280       13,353,077
NVIDIA Corp. (a) .........................        289,330       10,708,103
                                                               -----------
                                                                38,713,587
                                                               -----------


Company                                           Shares         U.S. $ Value
------------------------------------------ ------------------- ---------------
Software - 0.3%
SAP AG (ADR) .............................         38,750      $ 2,057,625
                                                               -----------
                                                               149,598,529
                                                               -----------
Consumer Services - 18.4%
Apparel - 2.8%
Coach, Inc. (a) ..........................        151,740        6,518,751
Under Armour, Inc.-Class A (a) ...........        201,040       10,142,468
                                                               -----------
                                                                16,661,219
                                                               -----------
Broadcasting & Cable - 2.9%
Comcast Corp.-Class A (a) ................        406,900       17,224,077
                                                               -----------
Miscellaneous - 6.5%
CB Richard Ellis Group, Inc.-
    Class A (a) ..........................        510,450       16,946,940
Corporate Executive Board Co. ............        139,350       12,220,995
Iron Mountain, Inc. (a) ..................         88,900        3,675,126
Strayer Education, Inc. ..................         55,900        5,928,195
                                                               -----------
                                                                38,771,256
                                                               -----------
Restaurants & Lodging - 1.2%
Chipotle Mexican Grill, Inc.-Class A
    (a) ..................................        128,400        7,318,800
                                                               -----------
Retail - General Merchandise - 5.0%
Coldwater Creek, Inc. (a) ................        171,230        4,198,559
Dick's Sporting Goods, Inc. (a) ..........        244,490       11,977,565
Kohl's Corp. (a) .........................        201,290       13,774,275
                                                               -----------
                                                                29,950,399
                                                               -----------
                                                               109,925,751
                                                               -----------
Health Care - 18.0%
Biotechnology - 6.5%
Genentech, Inc. (a) ......................        303,120       24,592,126
Gilead Sciences, Inc. (a) ................        215,760       14,009,297
                                                               -----------
                                                                38,601,423
                                                               -----------
Drugs - 3.7%
Merck & Co. Inc. .........................        213,800        9,321,680
Teva Pharmaceutical Industries Ltd.
    (ADR) ................................        413,450       12,850,026
                                                               -----------
                                                                22,171,706
                                                               -----------
Medical Products - 1.4%
Alcon, Inc. ..............................         76,220        8,519,109
                                                               -----------
Medical Services - 6.4%
Medco Health Solutions, Inc. (a) .........         83,850        4,480,944
UnitedHealth Group, Inc. .................        120,500        6,474,465
WellPoint, Inc. (a) ......................        347,170       27,318,807
                                                               -----------
                                                                38,274,216
                                                               -----------
                                                               107,566,454
                                                               -----------
Energy - 4.1%
Oil Service - 4.1%
Schlumberger, Ltd. .......................        392,070       24,763,141
                                                               -----------

                                     FSA-26

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Concluded)
--------------------------------------------------------------------------------


Company                              Shares   U.S. $ Value
---------------------------------- --------- --------------
Aerospace & Defense - 3.1%
Aerospace - 3.1%
Boeing Co. (a) ................... 206,630   $18,357,009
                                             -----------
Capital Goods - 1.7%
Electrical Equipment - 1.7%
Ametek, Inc. ..................... 148,335     4,722,987
Emerson Electric Co. ............. 128,600     5,667,402
                                             -----------
                                              10,390,389
                                             -----------
Multi-Industry Companies - 1.7%
Multi-Industry Companies - 1.7%
Danaher Corp. .................... 139,300    10,090,892
                                             -----------
Consumer Staples - 1.1%
Household Products - 0.6%
Procter & Gamble Co. ............. 51,030      3,279,698
                                             -----------
Retail - Food & Drug - 0.5%
Whole Foods Market, Inc. ......... 69,400      3,256,942
                                             -----------
                                               6,536,640
                                             -----------
Consumer Manufacturing - 1.0%
Building & Related - 1.0%
NVR, Inc. (a) ....................  9,647      6,222,315
                                             -----------
Total Common Stocks - 100.2%
 (cost $480,976,680)..............           599,320,605
                                             -----------



                                         Principal
                                          Amount
Company                                    (000)      U.S.$ Value
--------------------------------------- ---------- ----------------
SHORT-TERM DEBT SECURITIES - 0.7%
Time Deposit - 0.7%
JPMorgan Nassau
   4.72%, 1/3/2007 .................... $4,414      $  4,413,684
                                                    ------------
Total Short-Term Debt
    Securities - 0.7 %
   (amortized cost $4,413,684).........                4,413,684
                                                    ------------
Total Investments - 100.9%
   (cost/amortized cost
     $485,390,364).....................              603,734,289
Other assets less
    liabilities - (0.9)% ..............               (5,507,797)
                                                    ------------
Net Assets - 100.0% ...................             $598,226,492
                                                    ============

(a)  Non-income producing security.
     Glossary:
     ADR - American Depositary Receipt
     The accompanying notes are an integral part of these financial statements.


                                     FSA-27

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Assets and Liabilities
December 31, 2006

--------------------------------------------------------------------------------

Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $96,765,590)........................  $97,554,604
 Short-Term debt securities--at value (cost $1,000,108)...............    1,000,108
Receivable for investment securities sold ............................       76,672
----------------------------------------------------------------------  -----------
Total assets .........................................................   98,631,384
----------------------------------------------------------------------  -----------
Liabilities:
Payable for investment securities purchased ..........................       98,990
Due to AXA Equitable Life's General Account ..........................      563,683
Due to custodian .....................................................      856,358
Accrued expenses .....................................................      114,094
----------------------------------------------------------------------  -----------
Total liabilities ....................................................    1,633,125
----------------------------------------------------------------------  -----------
Net Assets Attributable to Contractowners or in Accumulation .........  $96,998,259
======================================================================  ===========


                             Units Outstanding    Unit Values
                            ------------------- ---------------
Institutional .............         2,451       $ 28,206.63
RIA .......................        21,547           264.82
Momentum Strategy .........         4,994            96.14
MRP .......................       386,546            55.94
EPP .......................            --           264.82

The accompanying notes are an integral part of these financial statements.

                                     FSA-28

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
of AXA Equitable Life Insurance Company

Statement of Operations
Year Ended December 31, 2006
--------------------------------------------------------------------------------

Investment Income (Note 2):
Dividends ..............................................................  $    412,242
Interest ...............................................................        24,766
------------------------------------------------------------------------  ------------
Total investment income ................................................       437,008
------------------------------------------------------------------------  ------------
Expenses (Note 5):
Investment management fees .............................................      (148,917)
Operating and expense charges ..........................................      (349,922)
------------------------------------------------------------------------  ------------
Total expenses .........................................................      (498,839)
------------------------------------------------------------------------  ------------
Net investment loss ....................................................       (61,831)
------------------------------------------------------------------------  ------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from security and foreign currency transactions ..........     6,591,200
Change in unrealized appreciation /depreciation of investments .........    (5,091,703)
------------------------------------------------------------------------  ------------
Net realized and unrealized gain on investments ........................     1,499,497
------------------------------------------------------------------------  ------------
Net Increase in Net Assets Attributable to Operations ..................  $  1,437,666
========================================================================  ============

The accompanying notes are an integral part of these financial statements.

                                     FSA-29

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
of AXA Equitable Life Insurance Company

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                            Year Ended December 31,
                                                                                                2006            2005
------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment loss ...................................................................  $     (61,831)  $    (380,215)
Net realized gain on investments and foreign currency transactions ....................      6,591,200      16,614,068
Change in unrealized appreciation/depreciation of investments .........................     (5,091,703)     (9,259,982)
---------------------------------------------------------------------------------------  -------------   -------------
Net increase in net assets attributable to operations .................................      1,437,666       6,973,871
---------------------------------------------------------------------------------------  -------------   -------------
From Contributions and Withdrawals:
Contributions .........................................................................     24,287,669      26,183,587
Withdrawals ...........................................................................    (39,880,442)    (43,124,714)
Asset management fees .................................................................       (210,534)       (212,299)
Administrative fees ...................................................................        (11,005)        (84,867)
---------------------------------------------------------------------------------------  -------------   -------------
Net decrease in net assets attributable to contributions and withdrawals ..............    (15,814,312)    (17,238,293)
---------------------------------------------------------------------------------------  -------------   -------------
Decrease in Net Assets ................................................................    (14,376,646)    (10,264,422)
Net Assets Attributable to Contractowners or in Accumulation -- Beginning of Year .....    111,374,905     121,639,327
---------------------------------------------------------------------------------------  -------------   -------------
Net Assets Attributable to Contractowners or in Accumulation -- End of Year ...........  $  96,998,259   $ 111,374,905
=======================================================================================  =============   =============

The accompanying notes are an integral part of these financial statements.

                                     FSA-30

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006
--------------------------------------------------------------------------------




Company                                            Shares         U.S. $ Value
------------------------------------------- ------------------- ---------------
COMMON STOCKS - 100.6%
Technology - 54.1%
Communication Equipment - 8.4%
JDS Uniphase Corp. (a) ....................       238,991       $3,981,590
Juniper Networks, Inc. (a) ................       221,618        4,197,445
                                                                ----------
                                                                 8,179,035
                                                                ----------
Communication Services - 8.2%
Level 3 Communications, Inc. (a) ..........       635,091        3,556,510
Monster Worldwide, Inc. (a) ...............        41,430        1,932,295
NeuStar, Inc.-Class A (a) .................        75,775        2,458,141
                                                                ----------
                                                                 7,946,946
                                                                ----------
Computer Hardware/Storage - 1.1%
Sun Microsystems, Inc. (a) ................       187,800        1,017,876
                                                                ----------
Computer Peripherals - 1.4%
Network Appliance, Inc. (a) ...............        35,081        1,377,982
                                                                ----------
Internet Media - 2.6%
Move, Inc. (a) ............................       459,577        2,532,269
                                                                ----------
Miscellaneous - 1.9%
Itron, Inc. (a) ...........................        25,750        1,334,880
Trimble Navigation Ltd. (a) ...............        10,450          530,128
                                                                ----------
                                                                 1,865,008
                                                                ----------
Semiconductor Capital Equipment - 10.0%
Cymer, Inc. (a) ...........................        36,360        1,598,022
Formfactor, Inc. (a) ......................        53,184        1,981,104
KLA-Tencor Corp. ..........................        73,995        3,681,251
Lam Research Corp. (a) ....................        48,116        2,435,632
                                                                ----------
                                                                 9,696,009
                                                                ----------
Semiconductor Components - 13.6%
Advanced Micro Devices, Inc. (a) ..........       199,206        4,053,842
Broadcom Corp.-Class A (a) ................        93,608        3,024,475
International Rectifier Corp. (a) .........        30,500        1,175,165
Netlogic Microsystems, Inc. (a) ...........        96,430        2,091,567
Silicon Laboratories, Inc. (a) ............        81,939        2,839,186
                                                                ----------
                                                                13,184,235
                                                                ----------
Software - 6.9%
NAVTEQ Corp. (a) ..........................        70,271        2,457,377
Red Hat, Inc. (a) .........................       140,130        3,222,990
Salesforce.com, Inc. (a) ..................        27,200          991,440
                                                                ----------
                                                                 6,671,807
                                                                ----------
                                                                52,471,167
                                                                ----------
Consumer Services - 21.1%
Advertising - 1.2%
Audible, Inc. (a) .........................       140,569        1,114,712
                                                                ----------
Airlines - 2.1%
Continental Airlines, Inc.-
    Class B (a) ...........................        49,150        2,027,437
                                                                ----------


Company                                            Shares         U.S. $ Value
------------------------------------------- ------------------- ---------------
Apparel - 1.6%
Under Armour, Inc.-Class A (a) ............        11,500       $  580,175
Urban Outfitters, Inc. (a) ................        43,130          993,284
                                                                ----------
                                                                 1,573,459
                                                                ----------
Broadcasting & Cable - 4.1%
XM Satellite Radio Holdings, Inc.-
    Class A (a) ...........................       272,708        3,940,631
                                                                ----------
Entertainment & Leisure - 1.1%
Wynn Resorts Ltd. .........................        11,850        1,112,122
                                                                ----------
Gaming - 0.9%
Melco PBL Entertainment Macau
    Ltd. (ADR) (a) ........................        39,010          829,353
                                                                ----------
Miscellaneous - 5.8%
Apollo Group, Inc.-Class A (a) ............        62,718        2,444,121
Shanda Interactive Entertainment
    Ltd. (ADR) (a) ........................       147,508        3,196,498
                                                                ----------
                                                                 5,640,619
                                                                ----------
Printing & Publishing - 1.0%
VistaPrint, Ltd. (a) ......................        29,850          988,333
                                                                ----------
Restaurants & Lodging - 1.3%
Chipotle Mexican Grill, Inc.-
    Class A (a) ...........................        22,260        1,268,820
                                                                ----------
Retail - General Merchandise - 2.0%
Coldwater Creek, Inc. (a) .................        80,930        1,984,404
                                                                ----------
                                                                20,479,890
                                                                ----------
Health Care - 14.0%
Biotechnology - 7.3%
Affymetrix, Inc. (a) ......................       102,239        2,357,631
Applera Corp. - Celera Group (a) ..........       120,259        1,682,423
Compugen Ltd. (a) .........................       233,860          605,697
deCODE genetics, Inc. (a) .................       160,850          728,651
Illumina, Inc. (a) ........................        13,300          522,823
Vertex Pharmaceuticals, Inc. (a) ..........        32,030        1,198,563
                                                                ----------
                                                                 7,095,788
                                                                ----------
Medical Products - 4.1%
Cerus Corp. (a) ...........................       223,475        1,309,564
Given Imaging Ltd. (a) ....................       138,780        2,685,393
                                                                ----------
                                                                 3,994,957
                                                                ----------
Medical Services - 2.6%
Cepheid, Inc. (a) .........................       290,826        2,472,021
                                                                ----------
                                                                13,562,766
                                                                ----------
Finance - 9.9%
Brokerage & Money Management - 3.4%
International Securities Exchange
    Holdings, Inc.-Class A ................        39,953        1,869,400
TD Ameritrade Holding Corp. ...............        87,483        1,415,475
                                                                ----------
                                                                 3,284,875
                                                                ----------

                                     FSA-31

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
of AXA Equitable Life Insurance Company


Portfolio of Investments -- December 31, 2006 (Concluded)
--------------------------------------------------------------------------------


Company                                   Shares   U.S. $ Value
---------------------------------------- -------- -------------
Miscellaneous - 6.5%
Chicago Mercantile Exchange
    Holdings, Inc.-Class A .............  4,061   $2,070,095
Nasdaq Stock Market, Inc. (a) .......... 88,833    2,735,168
NYSE Group, Inc. (a) ................... 15,270    1,484,244
                                                  ----------
                                                   6,289,507
                                                  ----------
                                                   9,574,382
                                                  ----------
Consumer Staples - 1.0%
Miscellaneous - 1.0%
Panera Bread Co.-Class A (a) ........... 17,690      989,048
                                                  ----------
Energy - 0.5%
Miscellaneous - 0.5%
Energy Conversion Devices, Inc. (a)..... 14,048      477,351
                                                  ----------
Total Common Stocks - 100.6%
   (cost $96,765,590)...................          97,554,604
                                                  ----------



                                        Principal
                                         Amount
Company                                   (000)     U.S.$ Value
-------------------------------------- ---------- ---------------
SHORT-TERM DEBT SECURITIES - 1.0%
Time Deposit - 1.0%
JPMorgan Nassau
   4.72%, 1/3/2007 ................... $1,000      $  1,000,108
                                                   ------------
Total Short-Term Debt Securities - 1.0 %
   (amortized cost $1,000,108)........                1,000,108
                                                   ------------
Total Investments - 101.6%
   (cost/amortized cost
     $96,765,698).....................               98,554,712
                                                   ------------
Other assets less
    liabilities - (1.6)% .............               (1,556,453)
                                                   ------------
Net Assets - 100.0% ..................             $ 96,998,259
                                                   ============

(a)  Non-income producing security.
     Glossary:
     ADR - American Depositary Receipt
     The accompanying notes are an integral part of these financial statements.


                                     FSA-32

Separate Account No. 66
of AXA Equitable Life Insurance Company


  Statements of Assets and Liabilities
  December 31, 2006
--------------------------------------------------------------------------------




----------------------------------------------------- ----------------- -----------------
                                                       AXA Premier VIP   AXA Premier VIP
                                                          High Yield        Technology
----------------------------------------------------- ----------------- -----------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................     $ 458,249        $ 2,366,266
Receivable for Trust shares sold ....................           388                 --
Receivable for policy-related transactions ..........            --             26,684
-----------------------------------------------------     ---------        -----------
   Total assets .....................................       458,637          2,392,950
-----------------------------------------------------     ---------        -----------
Liabilities:
Payable for Trust shares purchased ..................            --                 35
Payable for policy-related transactions .............           771                 --
-----------------------------------------------------     ---------        -----------
   Total liabilities ................................           771                 35
-----------------------------------------------------     ---------        -----------
Net assets ..........................................     $ 457,866        $ 2,392,915
=====================================================     =========        ===========
Accumulation Units ..................................       457,866          2,392,915
Retained by Equitable Life in Separate Account
 No. 66 .............................................            --                 --
-----------------------------------------------------     ---------        -----------
Total net assets ....................................     $ 457,866        $ 2,392,915
=====================================================     =========        ===========
Investment in shares of the Trust - at cost .........     $ 461,473        $ 2,016,256
Trust shares held
 Class A ............................................        81,707                 --
 Class B ............................................            --            215,553
Units outstanding (000's):
 MRP ................................................            --                157
 RIA ................................................             2                  3
Unit value:
 MRP ................................................     $      --        $     12.67
 RIA ................................................     $  215.33        $    130.71



------------------------------------------------------ --------------------- ---------------------
                                                                              EQ/AllianceBernstein
                                                       EQ/AllianceBernstein       Intermediate
                                                              Growth               Government
                                                            and Income             Securities
------------------------------------------------------ --------------------- ---------------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................      $ 4,242,068            $ 2,768,397
Receivable for Trust shares sold ....................            2,966                     --
Receivable for policy-related transactions ..........               --                     --
------------------------------------------------------     -----------            -----------
   Total assets .....................................        4,245,034              2,768,397
------------------------------------------------------     -----------            -----------
Liabilities:
Payable for Trust shares purchased ..................               --                    458
Payable for policy-related transactions .............            3,002                 25,623
------------------------------------------------------     -----------            -----------
   Total liabilities ................................            3,002                 26,081
------------------------------------------------------     -----------            -----------
Net assets ..........................................      $ 4,242,032            $ 2,742,316
======================================================     ===========            ===========
Accumulation Units ..................................        4,242,032              2,742,316
Retained by Equitable Life in Separate Account
 No. 66 .............................................               --                     --
------------------------------------------------------     -----------            -----------
Total net assets ....................................      $ 4,242,032            $ 2,742,316
======================================================     ===========            ===========
Investment in shares of the Trust - at cost .........      $ 3,720,114            $ 2,860,157
Trust shares held
 Class A ............................................          203,685                 35,890
 Class B ............................................               --                 25,825
Units outstanding (000's):
 MRP ................................................               --                    232
 RIA ................................................               10                      2
Unit value:
 MRP ................................................      $        --            $     10.44
 RIA ................................................      $    422.46            $    188.96

The accompanying notes are an integral part of these financial statements.

                                     FSA-33

Separate Account No. 66
of AXA Equitable Life Insurance Company


  Statements of Assets and Liabilities (Continued)
  December 31, 2006
--------------------------------------------------------------------------------




----------------------------------------------------- ----------------------
                                                       EQ/AllianceBernstein
                                                           International
----------------------------------------------------- ----------------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................      $ 25,202,848
Receivable for Trust shares sold ....................             4,930
Receivable for policy-related transactions ..........                --
-----------------------------------------------------      ------------
   Total assets .....................................        25,207,778
-----------------------------------------------------      ------------
Liabilities:
Payable for Trust shares purchased ..................                --
Payable for policy-related transactions .............            16,326
-----------------------------------------------------      ------------
   Total liabilities ................................            16,326
-----------------------------------------------------      ------------
Net assets ..........................................      $ 25,191,452
=====================================================      ============
Accumulation Units ..................................        25,191,452
Retained by Equitable Life in Separate Account
 No. 66 .............................................                --
-----------------------------------------------------      ------------
Total net assets ....................................      $ 25,191,452
=====================================================      ============
Investment in shares of the Trust - at cost .........      $ 18,342,874
Trust shares held
 Class A ............................................         1,747,878
 Class B ............................................                --
Units outstanding (000's):
 MRP ................................................               919
 RIA ................................................                16
Unit value:
 MRP ................................................      $      23.73
 RIA ................................................      $     207.19



------------------------------------------------------ --------------------- ---------------------- ---------------------
                                                                                                     EQ/AllianceBernstein
                                                       EQ/AllianceBernstein   EQ/AllianceBernstein        Small Cap
                                                         Large Cap Growth         Quality Bond              Growth
------------------------------------------------------ --------------------- ---------------------- ---------------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................       $ 273,331              $ 551,182              $ 982,710
Receivable for Trust shares sold ....................             236                    484                    671
Receivable for policy-related transactions ..........              --                     --                     --
------------------------------------------------------      ---------              ---------              ---------
   Total assets .....................................         273,567                551,666                983,381
------------------------------------------------------      ---------              ---------              ---------
Liabilities:
Payable for Trust shares purchased ..................              --                     --                     --
Payable for policy-related transactions .............             236                    483                    669
------------------------------------------------------      ---------              ---------              ---------
   Total liabilities ................................             236                    483                    669
------------------------------------------------------      ---------              ---------              ---------
Net assets ..........................................       $ 273,331              $ 551,183              $ 982,712
======================================================      =========              =========              =========
Accumulation Units ..................................         273,331                551,183                982,712
Retained by Equitable Life in Separate Account
 No. 66 .............................................              --                     --                     --
------------------------------------------------------      ---------              ---------              ---------
Total net assets ....................................       $ 273,331              $ 551,183              $ 982,712
======================================================      =========              =========              =========
Investment in shares of the Trust - at cost .........       $ 241,617              $ 565,489              $ 792,063
Trust shares held
 Class A ............................................              --                 55,122                 60,033
 Class B ............................................          35,576                     --                     --
Units outstanding (000's):
 MRP ................................................              --                     --                     --
 RIA ................................................               4                      3                      5
Unit value:
 MRP ................................................       $      --              $      --              $      --
 RIA ................................................       $   74.14              $  212.99              $  190.26

The accompanying notes are an integral part of these financial statements.

                                     FSA-34

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Assets and Liabilities (Continued)
     December 31, 2006
--------------------------------------------------------------------------------




----------------------------------------------------- ---------------------- --------------- ----------------- --------------
                                                                                EQ/Calvert                       EQ/Capital
                                                       EQ/AllianceBernstein      Socially        EQ/Capital       Guardian
                                                               Value           Responsible    Guardian Growth   International
----------------------------------------------------- ---------------------- --------------- ----------------- --------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................      $ 11,446,708        $ 1,435,562       $ 21,703       $ 3,796,056
Receivable for Trust shares sold ....................                --              1,194             23                --
Receivable for policy-related transactions ..........                --                 --             --             6,388
-----------------------------------------------------      ------------        -----------       --------       -----------
   Total assets .....................................        11,446,708          1,436,756         21,726         3,802,444
-----------------------------------------------------      ------------        -----------       --------       -----------
Liabilities:
Payable for Trust shares purchased ..................                48                 --             --               455
Payable for policy-related transactions .............             8,782             14,112             23                --
-----------------------------------------------------      ------------        -----------       --------       -----------
   Total liabilities ................................             8,830             14,112             23               455
-----------------------------------------------------      ------------        -----------       --------       -----------
Net assets ..........................................      $ 11,437,878        $ 1,422,644       $ 21,703       $ 3,801,989
=====================================================      ============        ===========       ========       ===========
Accumulation Units ..................................        11,437,878          1,422,644         21,703         3,801,989
Retained by Equitable Life in Separate Account
 No. 66 .............................................                --                 --             --                --
-----------------------------------------------------      ------------        -----------       --------       -----------
Total net assets ....................................      $ 11,437,878        $ 1,422,644       $ 21,703       $ 3,801,989
=====================================================      ============        ===========       ========       ===========
Investment in shares of the Trust - at cost .........      $  9,575,179        $ 1,326,709       $ 17,755       $ 3,328,386
Trust shares held
 Class A ............................................                --                 --             --                --
 Class B ............................................           698,991            168,313          1,549           273,176
Units outstanding (000's):
 MRP ................................................               697                169             --               260
 RIA ................................................                 5                 --             --                 2
Unit value:
 MRP ................................................      $      15.27        $      8.48       $     --       $     13.52
 RIA ................................................      $     158.83        $     98.46       $  81.60       $    147.17

The accompanying notes are an integral part of these financial statements.

                                     FSA-35

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Assets and Liabilities (Continued)
     December 31, 2006
--------------------------------------------------------------------------------




----------------------------------------------------- --------------- --------------- ---------------- -------------
                                                         EQ/Capital      EQ/Capital
                                                          Guardian        Guardian        EQ/Equity     EQ/Evergreen
                                                          Research       US Equity        500 Index        Omega
----------------------------------------------------- --------------- --------------- ---------------- -------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................   $ 6,899,806     $ 2,098,764     $ 22,274,916     $ 103,368
Receivable for Trust shares sold ....................           186              --            2,515            66
Receivable for policy-related transactions ..........        48,214          10,564           22,332            --
-----------------------------------------------------   -----------     -----------     ------------     ---------
   Total assets .....................................     6,948,206       2,109,328       22,299,763       103,434
-----------------------------------------------------   -----------     -----------     ------------     ---------
Liabilities:
Payable for Trust shares purchased ..................            --             218               --            --
Payable for policy-related transactions .............            --              --               --            66
-----------------------------------------------------   -----------     -----------     ------------     ---------
   Total liabilities ................................            --             218               --            66
-----------------------------------------------------   -----------     -----------     ------------     ---------
Net assets ..........................................   $ 6,948,206     $ 2,109,110     $ 22,299,763     $ 103,368
=====================================================   ===========     ===========     ============     =========
Accumulation Units ..................................     6,948,206       2,109,110       22,299,763       103,368
Retained by Equitable Life in Separate Account
 No. 66 .............................................            --              --               --            --
-----------------------------------------------------   -----------     -----------     ------------     ---------
Total net assets ....................................   $ 6,948,206     $ 2,109,110     $ 22,299,763     $ 103,368
=====================================================   ===========     ===========     ============     =========
Investment in shares of the Trust - at cost .........   $ 5,179,274     $ 2,017,130     $ 19,304,241     $ 106,656
Trust shares held
 Class A ............................................            --              --          192,603            --
 Class B ............................................       494,708         177,986          670,049        12,010
Units outstanding (000's):
 MRP ................................................           362             137            1,844            --
 RIA ................................................             3              --               14             1
Unit value:
 MRP ................................................   $     17.96     $     15.05     $       9.37     $      --
 RIA ................................................   $    142.74     $    136.11     $     365.64     $   95.85

The accompanying notes are an integral part of these financial statements.

                                     FSA-36

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Assets and Liabilities (Continued)
     December 31, 2006
--------------------------------------------------------------------------------




----------------------------------------------------- ------------- ---------------- --------------- -------------
                                                                          EQ/FI          EQ/GAMCO       EQ/Janus
                                                          EQ/FI            Mid        Small Company    Large Cap
                                                         Mid Cap        Cap Value         Value          Growth
----------------------------------------------------- ------------- ---------------- --------------- -------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................   $ 353,339     $ 11,059,494      $ 175,599      $ 248,947
Receivable for Trust shares sold ....................         264              612             --             97
Receivable for policy-related transactions ..........       3,244               --             --            681
-----------------------------------------------------   ---------     ------------      ---------      ---------
   Total assets .....................................     356,847       11,060,106        175,599        249,725
-----------------------------------------------------   ---------     ------------      ---------      ---------
Liabilities:
Payable for Trust shares purchased ..................          --               --             --             --
Payable for policy-related transactions .............          --            5,939             --             --
-----------------------------------------------------   ---------     ------------      ---------      ---------
   Total liabilities ................................          --            5,939             --             --
-----------------------------------------------------   ---------     ------------      ---------      ---------
Net assets ..........................................   $ 356,847     $ 11,054,167      $ 175,599      $ 249,725
=====================================================   =========     ============      =========      =========
Accumulation Units ..................................     356,847       11,054,167        175,599        249,725
Retained by Equitable Life in Separate Account
 No. 66 .............................................          --               --             --             --
-----------------------------------------------------   ---------     ------------      ---------      ---------
Total net assets ....................................   $ 356,847     $ 11,054,167      $ 175,599      $ 249,725
=====================================================   =========     ============      =========      =========
Investment in shares of the Trust - at cost .........   $ 344,891     $ 10,193,473      $ 172,899      $ 231,178
Trust shares held
 Class A ............................................          --               --             --             --
 Class B ............................................      33,182          773,275          5,827         36,025
Units outstanding (000's):
 MRP ................................................          --              663             16             --
 RIA ................................................           3                3             --              4
Unit value:
 MRP ................................................   $      --     $      15.80      $   10.90      $      --
 RIA ................................................   $  140.14     $     196.16      $      --      $   69.36

The accompanying notes are an integral part of these financial statements.

                                     FSA-37

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Assets and Liabilities (Continued)
     December 31, 2006
--------------------------------------------------------------------------------




----------------------------------------------------- --------------- ------------ ------------- --------------
                                                        EQ/JPMorgan                  EQ/Mercury    EQ/Mercury
                                                           Value       EQ/Marsico   Basic Value   International
                                                       Opportunities      Focus        Equity         Value
----------------------------------------------------- --------------- ------------ ------------- --------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................    $ 399,255     $ 468,157     $ 402,691     $ 400,718
Receivable for Trust shares sold ....................          305           275           307           210
Receivable for policy-related transactions ..........           --            --            --            --
-----------------------------------------------------    ---------     ---------     ---------     ---------
   Total assets .....................................      399,560       468,432       402,998       400,928
-----------------------------------------------------    ---------     ---------     ---------     ---------
Liabilities:
Payable for Trust shares purchased ..................           --            --            --            --
Payable for policy-related transactions .............          305           275           309           205
-----------------------------------------------------    ---------     ---------     ---------     ---------
   Total liabilities ................................          305           275           309           205
-----------------------------------------------------    ---------     ---------     ---------     ---------
Net assets ..........................................    $ 399,255     $ 468,157     $ 402,689     $ 400,723
=====================================================    =========     =========     =========     =========
Accumulation Units ..................................      399,255       468,157       402,689       400,723
Retained by Equitable Life in Separate Account
 No. 66 .............................................           --            --            --            --
-----------------------------------------------------    ---------     ---------     ---------     ---------
Total net assets ....................................    $ 399,255     $ 468,157     $ 402,689     $ 400,723
=====================================================    =========     =========     =========     =========
Investment in shares of the Trust - at cost .........    $ 326,267     $ 445,606     $ 364,898     $ 325,631
Trust shares held
 Class A ............................................           --            --            --            --
 Class B ............................................       28,135        27,898        23,593        24,031
Units outstanding (000's):
 MRP ................................................           --            --            --            --
 RIA ................................................            3             3             2             2
Unit value:
 MRP ................................................    $      --     $      --     $      --     $      --
 RIA ................................................    $  159.01     $  164.80     $  226.87     $  169.44

The accompanying notes are an integral part of these financial statements.

                                     FSA-38

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Assets and Liabilities (Continued)
     December 31, 2006
--------------------------------------------------------------------------------




----------------------------------------------------- ------------------ ----------- --------------- ------------
                                                            EQ/MFS          EQ/MFS
                                                           Emerging       Investors      EQ/Money      EQ/PIMCO
                                                       Growth Companies     Trust         Market      Real Return
----------------------------------------------------- ------------------ ----------- --------------- ------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................    $ 3,133,164      $ 88,794     $ 1,295,290     $ 83,304
Receivable for Trust shares sold ....................             --            78             818           --
Receivable for policy-related transactions ..........         14,526            --              --           --
-----------------------------------------------------    -----------      --------     -----------     --------
   Total assets .....................................      3,147,690        88,872       1,296,108       83,304
-----------------------------------------------------    -----------      --------     -----------     --------
Liabilities:
Payable for Trust shares purchased ..................          1,249            --              --           --
Payable for policy-related transactions .............             --            78             817           --
-----------------------------------------------------    -----------      --------     -----------     --------
   Total liabilities ................................          1,249            78             817           --
-----------------------------------------------------    -----------      --------     -----------     --------
Net assets ..........................................    $ 3,146,441      $ 88,794     $ 1,295,291     $ 83,304
=====================================================    ===========      ========     ===========     ========
Accumulation Units ..................................      3,146,441        88,794       1,295,291       83,304
Retained by Equitable Life in Separate Account
 No. 66 .............................................             --            --              --           --
-----------------------------------------------------    -----------      --------     -----------     --------
Total net assets ....................................    $ 3,146,441      $ 88,794     $ 1,295,291     $ 83,304
=====================================================    ===========      ========     ===========     ========
Investment in shares of the Trust - at cost .........    $ 2,579,695      $ 72,887     $ 1,295,230     $ 86,876
Trust shares held
 Class A ............................................             --            --       1,295,247           --
 Class B ............................................        203,454         7,848              --        8,519
Units outstanding (000's):
 MRP ................................................            446            --              --            8
 RIA ................................................              5             1               8           --
Unit value:
 MRP ................................................    $      5.49      $     --     $        --     $  10.23
 RIA ................................................    $    128.71      $ 113.19     $    162.84     $     --

The accompanying notes are an integral part of these financial statements.

                                     FSA-39

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Assets and Liabilities (Concluded)
     December 31, 2006
--------------------------------------------------------------------------------




----------------------------------------------------- ------------- --------------- -----------------
                                                                        EQ/Small      EQ/Van Kampen
                                                         EQ/Small       Company      Emerging Markets
                                                        Cap Value        Index            Equity
----------------------------------------------------- ------------- --------------- -----------------
Assets:
Investments in shares of The Trust - at fair
 value ..............................................   $ 597,151     $ 4,869,581      $ 1,369,562
Receivable for Trust shares sold ....................         434              --               --
Receivable for policy-related transactions ..........          --          39,107            1,516
-----------------------------------------------------   ---------     -----------      -----------
   Total assets .....................................     597,585       4,908,688        1,371,078
-----------------------------------------------------   ---------     -----------      -----------
Liabilities:
Payable for Trust shares purchased ..................          --           1,372            1,503
Payable for policy-related transactions .............         434              --               --
-----------------------------------------------------   ---------     -----------      -----------
   Total liabilities ................................         434           1,372            1,503
-----------------------------------------------------   ---------     -----------      -----------
Net assets ..........................................   $ 597,151     $ 4,907,316      $ 1,369,575
=====================================================   =========     ===========      ===========
Accumulation Units ..................................     597,151       4,907,316        1,369,575
Retained by Equitable Life in Separate Account
 No. 66 .............................................          --              --               --
-----------------------------------------------------   ---------     -----------      -----------
Total net assets ....................................   $ 597,151     $ 4,907,316      $ 1,369,575
=====================================================   =========     ===========      ===========
Investment in shares of the Trust - at cost .........   $ 599,964     $ 4,478,222      $ 1,188,742
Trust shares held
 Class A ............................................          --              --               --
 Class B ............................................      43,553         374,274           84,392
Units outstanding (000's):
 MRP ................................................          --             312               42
 RIA ................................................           3              --                2
Unit value:
 MRP ................................................   $      --     $     15.59      $     11.75
 RIA ................................................   $  228.94     $        --      $    408.83

The accompanying notes are an integral part of these financial statements.

                                     FSA-40

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Operations
     For the Year Ended December 31, 2006
--------------------------------------------------------------------------------



------------------------------------------------------ ----------------- -----------------
                                                        AXA Premier VIP   AXA Premier VIP
                                                           High Yield        Technology
------------------------------------------------------ ----------------- -----------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................      $51,958          $      --
------------------------------------------------------      -------          ---------
 Expenses:
   Asset-based charges ...............................         (463)           (21,497)
------------------------------------------------------      -------          ---------
Net Investment Income (Loss) .........................       51,495            (21,497)
------------------------------------------------------      -------          ---------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............        9,492            112,695
   Realized gain distribution from The Trust .........           --                 --
------------------------------------------------------      -------          ---------
 Net realized gain (loss) ............................        9,492            112,695
------------------------------------------------------      -------          ---------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................       24,248             33,214
------------------------------------------------------      -------          ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................       33,740            145,909
------------------------------------------------------      -------          ---------
Net increase (Decrease) In Net Assets From
 Operations ..........................................      $85,235          $ 124,412
======================================================      =======          =========



------------------------------------------------------- --------------------- ---------------------
                                                                               EQ/AllianceBernstein
                                                        EQ/AllianceBernstein       Intermediate
                                                               Growth               Government
                                                             and Income             Securities
------------------------------------------------------- --------------------- ---------------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................      $    63,048             $ 110,779
-------------------------------------------------------     -----------             ---------
 Expenses:
   Asset-based charges ...............................           (2,218)              (24,903)
-------------------------------------------------------     -----------             ---------
Net Investment Income (Loss) .........................           60,830                85,876
-------------------------------------------------------     -----------             ---------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............          630,139               (21,786)
   Realized gain distribution from The Trust .........          194,565                    --
-------------------------------------------------------     -----------             ---------
 Net realized gain (loss) ............................          824,704               (21,786)
-------------------------------------------------------     -----------             ---------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................         (130,336)               (4,427)
-------------------------------------------------------     -----------             ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................          694,368               (26,213)
-------------------------------------------------------     -----------             ---------
Net increase (Decrease) In Net Assets From
 Operations ..........................................      $   755,198             $  59,663
=======================================================     ===========             =========

The accompanying notes are an integral part of these financial statements.

                                     FSA-41

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Operations (Continued)
     For the Year Ended December 31, 2006
--------------------------------------------------------------------------------



------------------------------------------------------ ------------------- -------------------
                                                               EQ/                 EQ/
                                                        AllianceBernstein   AllianceBernstein
                                                          International      Large Cap Growth
------------------------------------------------------ ------------------- -------------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................     $  385,002           $      --
------------------------------------------------------     ----------           ---------
 Expenses:
   Asset-based charges ...............................       (208,441)                 --
------------------------------------------------------     ----------           ---------
Net Investment Income (Loss) .........................        176,561                  --
------------------------------------------------------     ----------           ---------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............      2,000,149              61,248
   Realized gain distribution from The Trust .........      1,678,625                  --
------------------------------------------------------     ----------           ---------
 Net realized gain (loss) ............................      3,678,774              61,248
------------------------------------------------------     ----------           ---------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................        761,795             (71,981)
------------------------------------------------------     ----------           ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................      4,440,569             (10,733)
------------------------------------------------------     ----------           ---------
Net increase (Decrease) In Net Assets From
 Operations ..........................................     $4,617,130           $ (10,733)
======================================================     ==========           =========



------------------------------------------------------- ------------------ ---------------------
                                                               EQ/          EQ/AllianceBernstein
                                                        AllianceBernstein        Small Cap
                                                           Quality Bond            Growth
------------------------------------------------------- ------------------ ---------------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................     $   22,651           $       --
-------------------------------------------------------    ----------           ----------
 Expenses:
   Asset-based charges ...............................           (326)                (534)
-------------------------------------------------------    ----------           ----------
Net Investment Income (Loss) .........................         22,325                 (534)
-------------------------------------------------------    ----------           ----------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............        (12,546)              99,591
   Realized gain distribution from The Trust .........             --               81,673
-------------------------------------------------------    ----------           ----------
 Net realized gain (loss) ............................        (12,546)             181,264
-------------------------------------------------------    ----------           ----------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................         15,242              (86,981)
-------------------------------------------------------    ----------           ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................          2,696               94,283
-------------------------------------------------------    ----------           ----------
Net increase (Decrease) In Net Assets From
 Operations ..........................................     $   25,021           $   93,749
=======================================================    ==========           ==========

The accompanying notes are an integral part of these financial statements.

                                     FSA-42

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Operations (Continued)
     For the Year Ended December 31, 2006
--------------------------------------------------------------------------------



------------------------------------------------------ ---------------------- ------------- ----------------- --------------
                                                                                EQ/Calvert                      EQ/Capital
                                                        EQ/AllianceBernstein     Socially       EQ/Capital       Guardian
                                                                Value          Responsible   Guardian Growth   International
------------------------------------------------------ ---------------------- ------------- ----------------- --------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................       $  163,440         $      --       $     34        $  44,954
------------------------------------------------------       ----------         ---------       --------        ---------
 Expenses:
   Asset-based charges ...............................          (96,120)          (14,873)            --          (30,376)
------------------------------------------------------       ----------         ---------       --------        ---------
Net Investment Income (Loss) .........................           67,320           (14,873)            34           14,578
------------------------------------------------------       ----------         ---------       --------        ---------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............          351,121            95,910          5,583          135,974
   Realized gain distribution from The Trust .........          622,669            15,233             --          196,787
------------------------------------------------------       ----------         ---------       --------        ---------
 Net realized gain (loss) ............................          973,790           111,143          5,583          332,761
------------------------------------------------------       ----------         ---------       --------        ---------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................          835,051           (44,738)        (3,762)         140,164
------------------------------------------------------       ----------         ---------       --------        ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................        1,808,841            66,405          1,821          472,925
------------------------------------------------------       ----------         ---------       --------        ---------
Net increase (Decrease) In Net Assets From
 Operations ..........................................       $1,876,161         $  51,532       $  1,855        $ 487,503
======================================================       ==========         =========       ========        =========

The accompanying notes are an integral part of these financial statements.

                                     FSA-43

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Operations (Continued)
     For the Year Ended December 31, 2006
--------------------------------------------------------------------------------



------------------------------------------------------ ------------ ------------- --------------- -------------
                                                        EQ/Capital    EQ/Capital
                                                         Guardian      Guardian    EQ/Equity 500   EQ/Evergreen
                                                         Research    U.S. Equity       Index          Omega
------------------------------------------------------ ------------ ------------- --------------- -------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................  $  37,612     $  25,039     $  335,475      $  1,816
------------------------------------------------------  ---------     ---------     ----------      --------
 Expenses:
   Asset-based charges ...............................    (65,931)      (19,328)      (170,222)           --
------------------------------------------------------  ---------     ---------     ----------      --------
Net Investment Income (Loss) .........................    (28,319)        5,711        165,253         1,816
------------------------------------------------------  ---------     ---------     ----------      --------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............    398,049        40,790        797,977            24
   Realized gain distribution from The Trust .........         --       119,070        613,160         7,740
------------------------------------------------------  ---------     ---------     ----------      --------
 Net realized gain (loss) ............................    398,049       159,860      1,411,137         7,764
------------------------------------------------------  ---------     ---------     ----------      --------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................    330,747        (8,500)     1,198,932        (3,306)
------------------------------------------------------  ---------     ---------     ----------      --------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................    728,796       151,360      2,610,069         4,458
------------------------------------------------------  ---------     ---------     ----------      --------
Net increase (Decrease) In Net Assets From
 Operations ..........................................  $ 700,477     $ 157,071     $2,775,322      $  6,274
======================================================  =========     =========     ==========      ========

The accompanying notes are an integral part of these financial statements.

                                     FSA-44

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Operations (Continued)
     For the Year Ended December 31, 2006
--------------------------------------------------------------------------------



------------------------------------------------------ ----------- ------------- --------------- ----------
                                                                       EQ/FI         EQ/GAMCO     EQ/Janus
                                                          EQ/FI         Mid       Small Company   Large Cap
                                                         Mid Cap     Cap Value        Value        Growth
------------------------------------------------------ ----------- ------------- --------------- ----------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................  $ 10,538    $   32,624       $ 1,853      $     --
------------------------------------------------------  --------    ----------       -------      --------
 Expenses:
   Asset-based charges ...............................        --      (111,579)         (593)           --
------------------------------------------------------  --------    ----------       -------      --------
Net Investment Income (Loss) .........................    10,538       (78,955)        1,260            --
------------------------------------------------------  --------    ----------       -------      --------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............    (6,157)      322,641         1,396         7,171
   Realized gain distribution from The Trust .........    12,665       944,033         7,280            --
------------------------------------------------------  --------    ----------       -------      --------
 Net realized gain (loss) ............................     6,508     1,266,674         8,676         7,171
------------------------------------------------------  --------    ----------       -------      --------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................    26,838       (14,755)        2,700        (7,161)
------------------------------------------------------  --------    ----------       -------      --------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................    33,346     1,251,919        11,376            10
------------------------------------------------------  --------    ----------       -------      --------
Net increase (Decrease) In Net Assets From
 Operations ..........................................  $ 43,884    $1,172,964       $12,636      $     10
======================================================  ========    ==========       =======      ========

The accompanying notes are an integral part of these financial statements.

                                     FSA-45

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Operations (Continued)
     For the Year Ended December 31, 2006
--------------------------------------------------------------------------------



------------------------------------------------------ --------------- ------------ ------------- --------------
                                                         EQ/JPMorgan                  EQ/Mercury    EQ/Mercury
                                                            Value       EQ/Marsico   Basic Value   International
                                                        Opportunities      Focus        Equity         Value
------------------------------------------------------ --------------- ------------ ------------- --------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................     $16,188      $   4,205      $12,301       $ 12,877
------------------------------------------------------     -------      ---------      -------       --------
 Expenses:
   Asset-based charges ...............................          --             --           --             --
------------------------------------------------------     -------      ---------      -------       --------
Net Investment Income (Loss) .........................      16,188          4,205       12,301         12,877
------------------------------------------------------     -------      ---------      -------       --------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............       7,838         65,072       16,198         91,681
   Realized gain distribution from The Trust .........       9,922          7,732       17,856         14,361
------------------------------------------------------     -------      ---------      -------       --------
 Net realized gain (loss) ............................      17,670         72,804       34,054        106,042
------------------------------------------------------     -------      ---------      -------       --------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................      34,702        (46,979)      42,202         (3,238)
------------------------------------------------------     -------      ---------      -------       --------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................      52,462         25,825       76,256        102,804
------------------------------------------------------     -------      ---------      -------       --------
Net increase (Decrease) In Net Assets From
 Operations ..........................................     $68,650      $  30,030      $88,557       $115,681
======================================================     =======      =========      =======       ========

The accompanying notes are an integral part of these financial statements.

                                     FSA-46

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Operations (Continued)
     For the Year Ended December 31, 2006
--------------------------------------------------------------------------------



------------------------------------------------------ ----------- ----------- ---------- ------------
                                                          EQ/MFS
                                                         Emerging    EQ/MFS
                                                          Growth    Investors   EQ/Money    EQ/PIMCO
                                                        Companies     Trust      Market    Real Return
------------------------------------------------------ ----------- ----------- ---------- ------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................   $     --      $   746    $ 33,624    $  3,164
------------------------------------------------------   --------      -------    --------    --------
 Expenses:
   Asset-based charges ...............................    (26,997)          --        (366)       (424)
------------------------------------------------------   --------      -------    --------    --------
Net Investment Income (Loss) .........................    (26,997)         746      33,258       2,740
------------------------------------------------------   --------      -------    --------    --------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............    225,206          557      (5,060)        989
   Realized gain distribution from The Trust .........         --           --          --          --
------------------------------------------------------   --------      -------    --------    --------
 Net realized gain (loss) ............................    225,206          557      (5,060)        989
------------------------------------------------------   --------      -------    --------    --------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................      6,752        9,052       5,077      (3,572)
------------------------------------------------------   --------      -------    --------    --------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................    231,958        9,609          17      (2,583)
------------------------------------------------------   --------      -------    --------    --------
Net increase (Decrease) In Net Assets From
 Operations ..........................................   $204,961      $10,355    $ 33,275    $    157
======================================================   ========      =======    ========    ========

The accompanying notes are an integral part of these financial statements.

                                     FSA-47

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Operations (Concluded)
     For the Year Ended December 31, 2006
--------------------------------------------------------------------------------



------------------------------------------------------ ----------- --------------- -----------------
                                                                                     EQ/Van Kampen
                                                         EQ/Small      EQ/Small     Emerging Markets
                                                        Cap Value   Company Index        Equity
------------------------------------------------------ ----------- --------------- -----------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................   $ 31,578       $  56,419        $  4,872
------------------------------------------------------   --------       ---------        --------
 Expenses:
   Asset-based charges ...............................         --         (43,944)         (1,649)
------------------------------------------------------   --------       ---------        --------
Net Investment Income (Loss) .........................     31,578          12,475           3,223
------------------------------------------------------   --------       ---------        --------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............     17,003         160,628         185,011
   Realized gain distribution from The Trust .........     38,487         198,044          98,349
------------------------------------------------------   --------       ---------        --------
 Net realized gain (loss) ............................     55,490         358,672         283,360
------------------------------------------------------   --------       ---------        --------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................     14,374         198,332          11,208
------------------------------------------------------   --------       ---------        --------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................     69,864         557,004         294,568
------------------------------------------------------   --------       ---------        --------
Net increase (Decrease) In Net Assets From
 Operations ..........................................   $101,442       $ 569,479        $297,791
======================================================   ========       =========        ========

The accompanying notes are an integral part of these financial statements.

                                     FSA-48

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets
     For the Years Ended December 31,
--------------------------------------------------------------------------------




---------------------------------------------------- --------------------------- ---------------------------
                                                                                         AXA Premier
                                                           AXA Premier VIP                   VIP
                                                             High Yield                  Technology
                                                     --------------------------- ---------------------------
                                                          2006          2005          2006          2005
---------------------------------------------------- ------------- ------------- ------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................... $  51,495      $   85,814    $  (21,497)   $  (18,565)
 Net realized gain (loss) on investments ...........     9,492        (122,798)      112,695        59,781
 Change in unrealized appreciation
   (depreciation) of investments ...................    24,248          70,292        33,214       152,349
---------------------------------------------------- ----------     ----------    ----------    ----------
Net increase (decrease) in net assets from
 operations ........................................    85,235          33,308       124,412       193,565
---------------------------------------------------- ----------     ----------    ----------    ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........    78,414          54,147       663,756       630,168
   Transfers between funds and guaranteed
    interest account, net ..........................    (3,357)          9,328      (330,203)      (49,799)
   Transfers for contract benefits and
    terminations ...................................  (793,238)        (81,128)     (197,202)     (307,845)
   Contract maintenance charges ....................    (8,409)         (9,942)       (3,955)       (4,074)
---------------------------------------------------- ----------     ----------    ----------    ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................  (726,590)        (27,595)      132,396       268,450
---------------------------------------------------- ----------     ----------    ----------    ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........        --          (4,119)           --        (1,345)
---------------------------------------------------- ----------     ----------    ----------    ----------
Increase (Decrease) in Net Assets ..................  (641,355)          1,594       256,808       460,670
Net Assets--Beginning of Period .................... 1,099,221       1,097,627     2,136,107     1,675,437
---------------------------------------------------- ----------     ----------    ----------    ----------
Net Assets--End of Period .......................... $ 457,866      $1,099,221    $2,392,915    $2,136,107
==================================================== ==========     ==========    ==========    ==========



---------------------------------------------------- -------------------------------
                                                          EQ/AllianceBernstein
                                                                 Growth
                                                               and Income
                                                     -------------------------------
                                                           2006            2005
---------------------------------------------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $      60,830   $      58,269
 Net realized gain (loss) on investments ...........        824,704         263,359
 Change in unrealized appreciation
   (depreciation) of investments ...................       (130,336)        (24,152)
----------------------------------------------------  -------------   -------------
Net increase (decrease) in net assets from
 operations ........................................        755,198         297,476
----------------------------------------------------  -------------   -------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........        275,833         524,989
   Transfers between funds and guaranteed
    interest account, net ..........................         58,300         116,034
   Transfers for contract benefits and
    terminations ...................................     (1,466,946)     (2,451,592)
   Contract maintenance charges ....................        (42,544)        (55,708)
----------------------------------------------------  -------------   -------------
Net increase (decrease) in net assets from
 contractowners transactions .......................     (1,175,357)     (1,866,277)
----------------------------------------------------  -------------   -------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........             --         (16,612)
----------------------------------------------------  -------------   -------------
Increase (Decrease) in Net Assets ..................       (420,159)     (1,585,413)
Net Assets--Beginning of Period ....................      4,662,191       6,247,604
----------------------------------------------------  -------------   -------------
Net Assets--End of Period ..........................  $   4,242,032   $   4,662,191
====================================================  =============   =============

The accompanying notes are an integral part of these financial statements.

                                     FSA-49

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------




---------------------------------------------------- ------------------------------
                                                          EQ/AllianceBernstein
                                                              Intermediate
                                                               Government
                                                               Securities
                                                     ------------------------------
                                                          2006            2005
---------------------------------------------------- -------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................   $   85,876   $   70,798
 Net realized gain (loss) on investments ...........      (21,786)     (64,665)
 Change in unrealized appreciation
   (depreciation) of investments ...................       (4,427)     142,783
----------------------------------------------------   ----------   ----------
Net increase (decrease) in net assets from
 operations ........................................       59,663      148,916
----------------------------------------------------   ----------   ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........      768,142    1,253,878
   Transfers between funds and guaranteed
    interest account, net ..........................     (323,349)    (338,467)
   Transfers for contract benefits and
    terminations ...................................     (475,549)  (9,959,936)
   Contract maintenance charges ....................       (3,667)     (17,851)
----------------------------------------------------   ----------   ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................      (34,423)  (9,062,376)
----------------------------------------------------   ----------   ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........           --       (3,139)
----------------------------------------------------   ----------   ----------
Increase (Decrease) in Net Assets ..................       25,240   (8,916,599)
Net Assets--Beginning of Period ....................    2,717,076   11,633,675
----------------------------------------------------   ----------   ----------
Net Assets--End of Period ..........................   $2,742,316   $2,717,076
====================================================   ==========   ==========



---------------------------------------------------- ------------------------------- ---------------------------
                                                          EQ/AllianceBernstein          EQ/AllianceBernstein
                                                              International               Large Cap Growth
                                                     ------------------------------- ---------------------------
                                                           2006            2005           2006          2005
---------------------------------------------------- --------------- --------------- ------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................... $   176,561     $   156,212      $        --   $        --
 Net realized gain (loss) on investments ...........   3,678,774       1,406,093           61,248       (30,229)
 Change in unrealized appreciation
   (depreciation) of investments ...................     761,795         990,072          (71,981)      124,789
---------------------------------------------------- -----------     -----------      -----------   -----------
Net increase (decrease) in net assets from
 operations ........................................   4,617,130       2,552,377          (10,733)       94,560
---------------------------------------------------- -----------     -----------      -----------   -----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   4,665,381       3,480,506           98,177        23,512
   Transfers between funds and guaranteed
    interest account, net ..........................    (736,366)       (123,175)         (26,697)       (2,314)
   Transfers for contract benefits and
    terminations ...................................  (3,101,592)     (4,159,876)        (201,290)     (587,333)
   Contract maintenance charges ....................     (30,593)        (33,653)          (3,567)       (7,753)
---------------------------------------------------- -----------     -----------      -----------   -----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     796,830        (836,198)        (133,377)     (573,888)
---------------------------------------------------- -----------     -----------      -----------   -----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --          (6,607)              --        (2,214)
---------------------------------------------------- -----------     -----------      -----------   -----------
Increase (Decrease) in Net Assets ..................   5,413,960       1,709,572         (144,110)     (481,542)
Net Assets--Beginning of Period ....................  19,777,492      18,067,920          417,441       898,983
---------------------------------------------------- -----------     -----------      -----------   -----------
Net Assets--End of Period .......................... $25,191,452     $19,777,492      $   273,331   $   417,441
==================================================== ===========     ===========      ===========   ===========

The accompanying notes are an integral part of these financial statements.

                                     FSA-50

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------




---------------------------------------------------- ---------------------------- ---------------------------
                                                                                     EQ/AllianceBernstein
                                                         EQ/AllianceBernstein              Small Cap
                                                             Quality Bond                   Growth
                                                     ---------------------------- ---------------------------
                                                          2006          2005           2006          2005
---------------------------------------------------- ------------- -------------- ------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................... $  22,325       $   43,578   $    (534)     $     (666)
 Net realized gain (loss) on investments ...........   (12,546)          10,089     181,264         237,961
 Change in unrealized appreciation
   (depreciation) of investments ...................    15,242          (20,890)    (86,981)       (110,402)
---------------------------------------------------- ----------      ----------   ----------     ----------
Net increase (decrease) in net assets from
 operations ........................................    25,021           32,777      93,749         126,893
---------------------------------------------------- ----------      ----------   ----------     ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   117,714          139,843      28,147         157,892
   Transfers between funds and guaranteed
    interest account, net ..........................   (48,086)        (129,654)     25,357         (80,030)
   Transfers for contract benefits and
    terminations ...................................  (600,138)        (651,427)   (218,434)       (606,411)
   Contract maintenance charges ....................    (6,575)         (11,385)     (9,166)        (12,097)
---------------------------------------------------- ----------      ----------   ----------     ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................  (537,085)        (652,623)   (174,096)       (540,646)
---------------------------------------------------- ----------      ----------   ----------     ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........        --           (2,843)         --          (3,480)
---------------------------------------------------- ----------      ----------   ----------     ----------
Increase (Decrease) in Net Assets ..................  (512,064)        (622,689)    (80,347)       (417,233)
Net Assets--Beginning of Period .................... 1,063,247        1,685,936   1,063,059       1,480,292
---------------------------------------------------- ----------      ----------   ----------     ----------
Net Assets--End of Period .......................... $ 551,183       $1,063,247   $ 982,712      $1,063,059
==================================================== ==========      ==========   ==========     ==========



---------------------------------------------------- --------------------------------
                                                           EQ/AllianceBernstein
                                                                  Value
                                                     --------------------------------
                                                           2006            2005
---------------------------------------------------- --------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................... $    67,320     $    14,790
 Net realized gain (loss) on investments ...........     973,790       2,387,056
 Change in unrealized appreciation
   (depreciation) of investments ...................     835,051      (1,948,663)
---------------------------------------------------- -----------     -----------
Net increase (decrease) in net assets from
 operations ........................................   1,876,161         453,183
---------------------------------------------------- -----------     -----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   2,441,926       1,827,146
   Transfers between funds and guaranteed
    interest account, net ..........................    (396,077)        (63,718)
   Transfers for contract benefits and
    terminations ...................................  (1,400,650)    (12,752,144)
   Contract maintenance charges ....................      (7,643)        (24,068)
---------------------------------------------------- -----------     -----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     637,556     (11,012,784)
---------------------------------------------------- -----------     -----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --          (3,588)
---------------------------------------------------- -----------     -----------
Increase (Decrease) in Net Assets ..................   2,513,717     (10,563,189)
Net Assets--Beginning of Period ....................   8,924,161      19,487,350
---------------------------------------------------- -----------     -----------
Net Assets--End of Period .......................... $11,437,878     $ 8,924,161
==================================================== ===========     ===========

The accompanying notes are an integral part of these financial statements.

                                     FSA-51

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------




---------------------------------------------------- --------------------------- ------------------------
                                                             EQ/Calvert
                                                              Socially                  EQ/Capital
                                                             Responsible             Guardian Growth
                                                     --------------------------- ------------------------
                                                          2006          2005         2006         2005
---------------------------------------------------- ------------- ------------- ------------ -----------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $  (14,873)   $  (12,491)   $       34   $     85
 Net realized gain (loss) on investments ...........     111,143        55,524         5,583        696
 Change in unrealized appreciation
   (depreciation) of investments ...................     (44,738)       42,893        (3,762)     1,139
----------------------------------------------------  ----------    ----------    ----------   --------
Net increase (decrease) in net assets from
 operations ........................................      51,532        85,926         1,855      1,920
----------------------------------------------------  ----------    ----------    ----------   --------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........     451,826       355,940         1,529      1,143
   Transfers between funds and guaranteed
    interest account, net ..........................     (74,650)      (91,166)         (948)        --
   Transfers for contract benefits and
    terminations ...................................    (238,570)     (127,052)      (20,236)      (110)
   Contract maintenance charges ....................         (40)          (34)         (325)      (438)
----------------------------------------------------  ----------    ----------    ----------   --------
Net increase (decrease) in net assets from
 contractowners transactions .......................     138,566       137,688       (19,980)       595
----------------------------------------------------  ----------    ----------    ----------   --------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --        (1,335)           --     (1,891)
----------------------------------------------------  ----------    ----------    ----------   --------
Increase (Decrease) in Net Assets ..................     190,098       222,279       (18,125)       624
Net Assets--Beginning of Period ....................   1,232,546     1,010,267        39,828     39,204
----------------------------------------------------  ----------    ----------    ----------   --------
Net Assets--End of Period ..........................  $1,422,644    $1,232,546    $   21,703   $ 39,828
====================================================  ==========    ==========    ==========   ========



---------------------------------------------------- -----------------------------
                                                               EQ/Capital
                                                               Guardian
                                                             International
                                                     -----------------------------
                                                          2006           2005
---------------------------------------------------- -------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................   $   14,578     $   11,262
 Net realized gain (loss) on investments ...........      332,761         75,025
 Change in unrealized appreciation
   (depreciation) of investments ...................      140,164        172,630
----------------------------------------------------   ----------     ----------
Net increase (decrease) in net assets from
 operations ........................................      487,503        258,917
----------------------------------------------------   ----------     ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........    1,502,737        983,006
   Transfers between funds and guaranteed
    interest account, net ..........................       77,553        (31,441)
   Transfers for contract benefits and
    terminations ...................................     (303,083)      (287,805)
   Contract maintenance charges ....................       (1,693)        (1,685)
----------------------------------------------------   ----------     ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................    1,275,514        662,075
----------------------------------------------------   ----------     ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........           --         (1,695)
----------------------------------------------------   ----------     ----------
Increase (Decrease) in Net Assets ..................    1,763,017        919,297
Net Assets--Beginning of Period ....................    2,038,972      1,119,675
----------------------------------------------------   ----------     ----------
Net Assets--End of Period ..........................   $3,801,989     $2,038,972
====================================================   ==========     ==========

The accompanying notes are an integral part of these financial statements.

                                     FSA-52

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------




---------------------------------------------------- ----------------------------- ----------------------------
                                                              EQ/Capital                    EQ/Capital
                                                               Guardian                      Guardian
                                                               Research                    U.S. Equity
                                                     ----------------------------- ----------------------------
                                                           2006           2005          2006          2005
---------------------------------------------------- --------------- ------------- ------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $     (28,319)  $  (31,103)   $    5,711     $   (7,605)
 Net realized gain (loss) on investments ...........        398,049      323,083       159,860        216,382
 Change in unrealized appreciation
   (depreciation) of investments ...................        330,747          (92)       (8,500)      (126,240)
----------------------------------------------------  -------------   ----------    ----------     ----------
Net increase (decrease) in net assets from
 operations ........................................        700,477      291,888       157,071         82,537
----------------------------------------------------  -------------   ----------    ----------     ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........      1,082,307    1,056,040       564,091        504,017
   Transfers between funds and guaranteed
    interest account, net ..........................       (174,174)    (436,485)      (72,311)      (194,056)
   Transfers for contract benefits and
    terminations ...................................     (1,054,613)    (968,544)     (180,158)      (461,278)
   Contract maintenance charges ....................         (3,454)      (5,229)         (494)        (1,855)
----------------------------------------------------  -------------   ----------    ----------     ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................       (149,934)    (354,218)      311,128       (153,172)
----------------------------------------------------  -------------   ----------    ----------     ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........             --       (1,953)           --         (1,718)
----------------------------------------------------  -------------   ----------    ----------     ----------
Increase (Decrease) in Net Assets ..................        550,543      (64,283)      468,199        (72,353)
Net Assets--Beginning of Period ....................      6,397,663    6,461,946     1,640,911      1,713,264
----------------------------------------------------  -------------   ----------    ----------     ----------
Net Assets--End of Period ..........................  $   6,948,206   $6,397,663    $2,109,110     $1,640,911
====================================================  =============   ==========    ==========     ==========



---------------------------------------------------- -------------------------------
                                                              EQ/Equity 500
                                                                  Index
                                                     -------------------------------
                                                           2006            2005
---------------------------------------------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................... $   165,253     $    98,073
 Net realized gain (loss) on investments ...........   1,411,137         295,543
 Change in unrealized appreciation
   (depreciation) of investments ...................   1,198,932         315,903
---------------------------------------------------- -----------     -----------
Net increase (decrease) in net assets from
 operations ........................................   2,775,322         709,519
---------------------------------------------------- -----------     -----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   3,706,509       4,064,829
   Transfers between funds and guaranteed
    interest account, net ..........................  (1,175,212)     (1,238,277)
   Transfers for contract benefits and
    terminations ...................................  (2,270,726)     (4,558,163)
   Contract maintenance charges ....................     (46,287)        (56,362)
---------------------------------------------------- -----------     -----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     214,284      (1,787,973)
---------------------------------------------------- -----------     -----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --         (15,138)
---------------------------------------------------- -----------     -----------
Increase (Decrease) in Net Assets ..................   2,989,606      (1,093,592)
Net Assets--Beginning of Period ....................  19,310,157      20,403,749
---------------------------------------------------- -----------     -----------
Net Assets--End of Period .......................... $22,299,763     $19,310,157
==================================================== ===========     ===========

The accompanying notes are an integral part of these financial statements.

                                     FSA-53

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------



---------------------------------------------------- ------------------------ ---------------------------
                                                           EQ/Evergreen                  EQ/FI
                                                              Omega                     Mid Cap
                                                     ------------------------ ---------------------------
                                                         2006        2005          2006          2005
---------------------------------------------------- ----------- ------------ ------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $  1,816    $       19   $    10,538   $    50,185
 Net realized gain (loss) on investments ...........     7,764         7,892         6,508       143,384
 Change in unrealized appreciation
   (depreciation) of investments ...................    (3,306)       (7,906)       26,838      (153,775)
----------------------------------------------------  --------    ----------   -----------   -----------
Net increase (decrease) in net assets from
 operations ........................................     6,274             5        43,884        39,794
----------------------------------------------------  --------    ----------   -----------   -----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........        81         1,762       145,618        22,537
   Transfers between funds and guaranteed
    interest account, net ..........................    96,801        (9,918)      (34,343)      247,644
   Transfers for contract benefits and
    terminations ...................................      (116)      (51,643)     (290,967)     (463,512)
   Contract maintenance charges ....................       (70)         (489)       (3,739)       (6,407)
----------------------------------------------------  --------    ----------   -----------   -----------
Net increase (decrease) in net assets from
 contractowners transactions .......................    96,696       (60,288)     (183,431)     (199,738)
----------------------------------------------------  --------    ----------   -----------   -----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........        --        (1,318)           --        (1,890)
----------------------------------------------------  --------    ----------   -----------   -----------
Increase (Decrease) in Net Assets ..................   102,970       (61,601)     (139,547)     (161,834)
Net Assets--Beginning of Period ....................       398        61,999       496,394       658,228
----------------------------------------------------  --------    ----------   -----------   -----------
Net Assets--End of Period ..........................  $103,368    $      398   $   356,847   $   496,394
====================================================  ========    ==========   ===========   ===========



---------------------------------------------------- -------------------------------
                                                                  EQ/FI
                                                                   Mid
                                                                Cap Value
                                                     -------------------------------
                                                           2006            2005
---------------------------------------------------- --------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ...................... $   (78,955)    $   375,976
 Net realized gain (loss) on investments ...........   1,266,674         847,992
 Change in unrealized appreciation
   (depreciation) of investments ...................     (14,755)       (252,126)
---------------------------------------------------- -----------     -----------
Net increase (decrease) in net assets from
 operations ........................................   1,172,964         971,842
---------------------------------------------------- -----------     -----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   2,172,154       3,494,069
   Transfers between funds and guaranteed
    interest account, net ..........................  (1,095,299)        252,636
   Transfers for contract benefits and
    terminations ...................................  (2,110,909)     (1,160,794)
   Contract maintenance charges ....................      (6,010)         (8,105)
---------------------------------------------------- -----------     -----------
Net increase (decrease) in net assets from
 contractowners transactions .......................  (1,040,064)      2,577,806
---------------------------------------------------- -----------     -----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --          (2,543)
---------------------------------------------------- -----------     -----------
Increase (Decrease) in Net Assets ..................     132,900       3,547,105
Net Assets--Beginning of Period ....................  10,921,267       7,374,162
---------------------------------------------------- -----------     -----------
Net Assets--End of Period .......................... $11,054,167     $10,921,267
==================================================== ===========     ===========

The accompanying notes are an integral part of these financial statements.

                                     FSA-54

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------



----------------------------------------------------   ---------------   -------------------------   ---------------------------
                                                           EQ/GAMCO              EQ/Janus                    EQ/JPMorgan
                                                        Small Company            Large Cap                      Value
                                                            Value                 Growth                    Opportunities
                                                       ---------------   -------------------------   ---------------------------
                                                             2006            2006          2005          2006           2005
----------------------------------------------------   ---------------   -----------   -----------   ------------   ------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................      $  1,260        $      --     $       3     $  16,188      $   5,556
 Net realized gain (loss) on investments ...........         8,676            7,171        17,367        17,760           (449)
 Change in unrealized appreciation (depreciation)
   of investments ..................................         2,700           (7,161)       (3,833)       34,702          8,306
----------------------------------------------------      --------        ---------     ---------     ---------      ---------
Net increase (decrease) in net assets from
 operations ........................................        12,636               10        13,537        68,650         13,413
----------------------------------------------------      --------        ---------     ---------     ---------      ---------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........       128,828           29,987          (147)        3,292         70,747
   Transfers between funds and guaranteed
    interest account, net ..........................        34,254          136,067            --        24,000            (55)
   Transfers for contract benefits and
    terminations ...................................          (119)         (20,645)      (86,396)      (52,785)       (79,014)
   Contract maintenance charges ....................            --           (1,739)       (1,686)       (3,745)        (3,739)
----------------------------------------------------      --------        ---------     ---------     ---------      ---------
Net increase (decrease) in net assets from
 contractowners transactions .......................       162,963          143,670       (88,229)      (29,238)       (12,061)
----------------------------------------------------      --------        ---------     ---------     ---------      ---------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........            --               --        (1,070)           --         (1,891)
----------------------------------------------------      --------        ---------     ---------     ---------      ---------
Increase (Decrease) in Net Assets ..................       175,599          143,680       (75,762)       39,412           (539)
Net Assets--Beginning of Period ....................            --          106,045       181,807       359,843        360,382
----------------------------------------------------      --------        ---------     ---------     ---------      ---------
Net Assets--End of Period ..........................      $175,599        $ 249,725     $ 106,045     $ 399,255      $ 359,843
====================================================      ========        =========     =========     =========      =========

The accompanying notes are an integral part of these financial statements.

                                     FSA-55

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------



---------------------------------------------------- -------------------------- ---------------------------
                                                                                        EQ/Mercury
                                                             EQ/Marsico                 Basic Value
                                                               Focus                      Equity
                                                     -------------------------- ---------------------------
                                                          2006         2005          2006          2005
---------------------------------------------------- ------------- ------------ ------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $     4,205   $      --    $    12,301  $   8,978
 Net realized gain (loss) on investments ...........       72,804      71,473         34,054    218,148
 Change in unrealized appreciation
   (depreciation) of investments ...................      (46,979)      1,198         42,202   (229,283)
----------------------------------------------------  -----------   ---------    -----------  ----------
Net increase (decrease) in net assets from
 operations ........................................       30,030      72,671         88,557     (2,157)
----------------------------------------------------  -----------   ---------    -----------  ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........       33,681      18,262         17,000     86,624
   Transfers between funds and guaranteed
    interest account, net ..........................      (99,614)    278,350         12,000   (173,486)
   Transfers for contract benefits and
    terminations ...................................     (166,682)    (86,229)      (171,000)  (698,829)
   Contract maintenance charges ....................       (5,109)     (6,014)        (4,614)    (8,996)
----------------------------------------------------  -----------   ---------    -----------  ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     (237,724)    204,369       (146,614)  (794,687)
----------------------------------------------------  -----------   ---------    -----------  ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........            1      (2,105)             1     (2,635)
----------------------------------------------------  -----------   ---------    -----------  ----------
Increase (Decrease) in Net Assets ..................     (207,693)    274,935        (58,056)  (799,479)
Net Assets--Beginning of Period ....................      675,850     400,915        460,745  1,260,224
----------------------------------------------------  -----------   ---------    -----------  ----------
Net Assets--End of Period ..........................  $   468,157   $ 675,850    $   402,689  $ 460,745
====================================================  ===========   =========    ===========  ==========



---------------------------------------------------- ---------------------------
                                                             EQ/Mercury
                                                            International
                                                                Value
                                                     ---------------------------
                                                          2006          2005
---------------------------------------------------- ------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $    12,877   $     8,595
 Net realized gain (loss) on investments ...........      106,042        39,933
 Change in unrealized appreciation
   (depreciation) of investments ...................       (3,238)        7,161
----------------------------------------------------  -----------   -----------
Net increase (decrease) in net assets from
 operations ........................................      115,681        55,689
----------------------------------------------------  -----------   -----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........        5,508       166,234
   Transfers between funds and guaranteed
    interest account, net ..........................       14,601       150,738
   Transfers for contract benefits and
    terminations ...................................     (248,280)     (131,717)
   Contract maintenance charges ....................       (4,871)       (4,042)
----------------------------------------------------  -----------   -----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     (233,042)      181,213
----------------------------------------------------  -----------   -----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........            3        (1,954)
----------------------------------------------------  -----------   -----------
Increase (Decrease) in Net Assets ..................     (117,358)      234,948
Net Assets--Beginning of Period ....................      518,081       283,133
----------------------------------------------------  -----------   -----------
Net Assets--End of Period ..........................  $   400,723   $   518,081
====================================================  ===========   ===========

The accompanying notes are an integral part of these financial statements.

                                     FSA-56

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------



---------------------------------------------------- -----------------------------
                                                                EQ/MFS
                                                               Emerging
                                                                Growth
                                                               Companies
                                                     -----------------------------
                                                          2006           2005
---------------------------------------------------- ------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $  (26,997)   $     (22,193)
 Net realized gain (loss) on investments ...........     225,206          176,117
 Change in unrealized appreciation
   (depreciation) of investments ...................       6,752           59,588
----------------------------------------------------  ----------    -------------
Net increase (decrease) in net assets from
 operations ........................................     204,961          213,512
----------------------------------------------------  ----------    -------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........     763,337          847,611
   Transfers between funds and guaranteed
    interest account, net ..........................    (189,824)        (141,222)
   Transfers for contract benefits and
    terminations ...................................    (540,668)      (1,300,744)
   Contract maintenance charges ....................      (6,765)         (10,227)
----------------------------------------------------  ----------    -------------
Net increase (decrease) in net assets from
 contractowners transactions .......................      26,080         (604,582)
----------------------------------------------------  ----------    -------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --           (1,707)
----------------------------------------------------  ----------    -------------
Increase (Decrease) in Net Assets ..................     231,041         (392,777)
Net Assets--Beginning of Period ....................   2,915,400        3,308,177
----------------------------------------------------  ----------    -------------
Net Assets--End of Period ..........................  $3,146,441    $   2,915,400
====================================================  ==========    =============



---------------------------------------------------- ------------------------- ---------------------------
                                                              EQ/MFS
                                                             Investors                  EQ/Money
                                                               Trust                     Market
                                                     ------------------------- ---------------------------
                                                         2006         2005          2006          2005
---------------------------------------------------- ------------ ------------ ------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $      746   $      476   $   33,258   $  41,502
 Net realized gain (loss) on investments ...........         557       (2,217)      (5,060)     (2,714)
 Change in unrealized appreciation
   (depreciation) of investments ...................       9,052        9,001        5,077       1,205
----------------------------------------------------  ----------   ----------   ----------   ----------
Net increase (decrease) in net assets from
 operations ........................................      10,355        7,260       33,275      39,993
----------------------------------------------------  ----------   ----------   ----------   ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........      12,125        1,191      554,292      94,914
   Transfers between funds and guaranteed
    interest account, net ..........................          --       49,240      410,828     (39,366)
   Transfers for contract benefits and
    terminations ...................................     (30,000)     (13,645)    (664,796)   (721,036)
   Contract maintenance charges ....................        (905)        (932)      (7,310)    (13,680)
----------------------------------------------------  ----------   ----------   ----------   ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     (18,780)      35,854      293,014    (679,168)
----------------------------------------------------  ----------   ----------   ----------   ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --       (1,436)          --      (2,069)
----------------------------------------------------  ----------   ----------   ----------   ----------
Increase (Decrease) in Net Assets ..................      (8,425)      41,678      326,289    (641,244)
Net Assets--Beginning of Period ....................      97,219       55,541      969,002   1,610,246
----------------------------------------------------  ----------   ----------   ----------   ----------
Net Assets--End of Period ..........................  $   88,794   $   97,219   $1,295,291   $ 969,002
====================================================  ==========   ==========   ==========   ==========

The accompanying notes are an integral part of these financial statements.

                                     FSA-57

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
                                                                                                        EQ/Small
                                                        EQ/PIMCO          EQ/Small Cap                  Company
                                                      Real Return            Value                       Index
                                                     ------------- -------------------------- ----------------------------
                                                          2006         2006          2005          2006           2005
---------------------------------------------------- ------------- ------------ ------------- -------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................   $  2,740    $ 31,578      $   35,459     $   12,475    $      452
 Net realized gain (loss) on investments ...........        989      55,490         125,170        358,672       401,984
 Change in unrealized appreciation
   (depreciation) of investments ...................     (3,572)     14,374        (117,326)       198,332      (301,838)
----------------------------------------------------   --------    --------      ----------     ----------    ----------
Net increase (decrease) in net assets from
 operations ........................................        157     101,442          43,303        569,479       100,598
----------------------------------------------------   --------    --------      ----------     ----------    ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........     79,078       5,213          54,411      1,666,967       982,369
   Transfers between funds and guaranteed
    interest account, net ..........................      4,169     (36,713)        150,935        (98,211)     (509,150)
   Transfers for contract benefits and
    terminations ...................................       (100)   (215,411)       (333,946)      (436,885)     (246,050)
   Contract maintenance charges ....................         --      (6,214)         (8,668)            --            --
----------------------------------------------------   --------    --------      ----------     ----------    ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     83,147    (253,125)       (137,268)     1,131,871       227,169
----------------------------------------------------   --------    --------      ----------     ----------    ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........         --          --          (2,909)            --            --
----------------------------------------------------   --------    --------      ----------     ----------    ----------
Increase (Decrease) in Net Assets ..................     83,304    (151,683)        (96,874)     1,701,350       327,767
Net Assets--Beginning of Period ....................         --     748,834         845,708      3,205,966     2,878,199
----------------------------------------------------   --------    --------      ----------     ----------    ----------
Net Assets--End of Period ..........................   $ 83,304    $597,151      $  748,834     $4,907,316    $3,205,966
====================================================   ========    ========      ==========     ==========    ==========

The accompanying notes are an integral part of these financial statements.

                                     FSA-58

Separate Account No. 66
of AXA Equitable Life Insurance Company


     Statements of Changes in Net Assets (Concluded)
     For the Years Ended December 31,
--------------------------------------------------------------------------------



---------------------------------------------------- ---------------------------
                                                            EQ/Van Kampen
                                                          Emerging Markets
                                                               Equity
                                                     ---------------------------
                                                          2006          2005
---------------------------------------------------- ------------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ......................  $    3,223    $    2,339
 Net realized gain (loss) on investments ...........     283,360        81,555
 Change in unrealized appreciation
   (depreciation) of investments ...................      11,208        55,663
----------------------------------------------------  ----------    ----------
Net increase (decrease) in net assets from
 operations ........................................     297,791       139,557
----------------------------------------------------  ----------    ----------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........     387,097        13,269
   Transfers between funds and guaranteed
    interest account, net ..........................     420,817        96,365
   Transfers for contract benefits and
    terminations ...................................    (247,042)     (109,149)
   Contract maintenance charges ....................      (5,579)       (4,827)
----------------------------------------------------  ----------    ----------
Net increase (decrease) in net assets from
 contractowners transactions .......................     555,293        (4,342)
----------------------------------------------------  ----------    ----------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --        (3,329)
----------------------------------------------------  ----------    ----------
Increase (Decrease) in Net Assets ..................     853,084       131,886
Net Assets--Beginning of Period ....................     516,491       384,605
----------------------------------------------------  ----------    ----------
Net Assets--End of Period ..........................  $1,369,575    $  516,491
====================================================  ==========    ==========

The accompanying notes are an integral part of these financial statements.

                                     FSA-59

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements
     December 31, 2006
--------------------------------------------------------------------------------

1. Organization

   Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled), and 66 (collectively, the Funds or Accounts) of AXA Equitable Life Insurance Company ("AXA Equitable"), a subsidiary of AXA Financial, Inc., were established and maintained in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of AXA Equitable. These financial statements reflect the total net assets and results of operations for Separate Account Nos. 13, 10, 4, 3 and 66. Annuity contracts issued by AXA Equitable are Momentum Strategy, Retirement Investment Account ("RIA"), Members Retirement Program ("MRP"), American Dental Association Members Retirement Program ("ADA") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Institutional reflects investments in Funds by group annuity contracts issued by AXA Equitable. Assets of the Plans and Institutional are invested in a number of investment Funds (available Funds vary by Plan).

   Separate Account No. 66 consists of 31 investment options. The Account invests in shares of mutual funds of EQ Advisors Trust ("EQAT") and AXA Premier VIP Trust ("VIP") (collectively "The Trusts"). The Trusts are open-end diversified management companies that sell shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio of the Trusts has separate investment objectives. These financial statements and notes are those of the Account.

   The contractowners invest in Separate Account Nos. 13, 10, 4, 3 and 66 under the following respective names:

   Momentum Strategy

   Separate Account No. 13   The AllianceBernstein Bond Fund(9)
   Separate Account No. 10   The AllianceBernstein Balanced Fund(10)
   Separate Account No. 4    The AllianceBernstein Growth Equity Fund(11)
   Separate Account No. 3    The AllianceBernstein Mid Cap Growth Fund(12)

   RIA

   Separate Account No. 13   The AllianceBernstein Bond Fund(9)
   Separate Account No. 10   The AllianceBernstein Balanced Fund(10)
   Separate Account No. 4    The AllianceBernstein Common Stock Fund(13)
   Separate Account No. 3    The AllianceBernstein Mid Cap Growth Fund(12)

                                     FSA-60

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

1. Organization (Continued)


   Separate Account No. 66:   AXA Premier VIP High Yield          EQ/Capital Guardian Research
                              AXA Premier VIP Technology          EQ/Capital Guardian U.S. Equity
                              EQ/AllianceBernstein Growth         EQ/Equity 500 Index
                               and Income(1)                      EQ/Evergreen Omega
                              EQ/AllianceBernstein Intermediate   EQ/FI Mid Cap
                               Government Securities(2)           EQ/FI Mid Cap Value(14)
                              EQ/AllianceBernstein                EQ/Janus Large Cap Growth
                               International(3)                   EQ/JPMorgan Value
                              EQ/AllianceBernstein Large Cap       Opportunities
                               Growth(4)                          EQ/Marsico Focus
                              EQ/AllianceBernstein Quality        EQ/Mercury Basic Value Equity
                               Bond(5)                            EQ/Mercury International Value
                              EQ/AllianceBernstein Small Cap      EQ/MFS Emerging Growth
                               Growth(6)                           Companies
                              EQ/AllianceBernstein Value(7)       EQ/MFS Investors Trust
                              EQ/Calvert Socially Responsible     EQ/Money Market
                              EQ/Capital Guardian Growth          EQ/Small Cap Value(8)
                              EQ/Capital Guardian International   EQ/Van Kampen Emerging
                                                                    Markets Equity

   MRP

   Separate Account No. 10    The AllianceBernstein Balanced
                               Fund(10)
   Separate Account No. 4     The AllianceBernstein Growth
                               Equity Fund(11)
   Separate Account No. 3     The AllianceBernstein Mid Cap
                               Growth Fund(12)
   Separate Account No. 66:   AXA Premier VIP Technology          EQ/Equity 500 Index
                              EQ/AllianceBernstein Intermediate   EQ/FI Mid Cap Value(14)
                               Government Securities(2)           EQ/GAMCO Small Company
                              EQ/AllianceBernstein                 Value
                               International(3)                   EQ/MFS Emerging Growth
                              EQ/AllianceBernstein Value(7)        Companies
                              EQ/Calvert Socially Responsible     EQ/PIMCO Real Return
                              EQ/Capital Guardian International   EQ/Small Company Index
                              EQ/Capital Guardian Research        EQ/Van Kampen Emerging
                              EQ/Capital Guardian U.S. Equity      Markets Equity

   ADA

   Separate Account No. 4   The Growth Equity Fund

   EPP

   Separate Account No. 10   The AllianceBernstein Balanced
                              Fund(10)

                                     FSA-61

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

1. Organization (Concluded)


   Separate Account No. 4   The AllianceBernstein Common
                             Stock Fund(13)

   Institutional

   Separate Account No. 13   Intermediate Duration Bond Account
   Separate Account No. 10   Strategic Balanced Management Account
   Separate Account No. 4    Growth Stock Account
   Separate Account No. 3    Mid Cap Growth Stock Account

-----------
(1)   Formerly known as EQ/Alliance Growth and Income.
(2)   Formerly known as EQ/Alliance Intermediate Government Securities.
(3)   Formerly known as EQ/Alliance International.
(4)   Formerly known as EQ/Alliance Premier Growth.
(5)   Formerly known as EQ/Alliance Quality Bond.
(6)   Formerly known as EQ/Alliance Small Cap Growth.
(7)   Formerly known as EQ/Bernstein Diversified Value.
(8)   Formerly known as EQ/Lazard Small Cap Value.
(9)   Formerly known as The Alliance Bond Fund.
(10)  Formerly known as The Alliance Balanced Fund.
(11)  Formerly known as The Alliance Growth Equity Fund.
(12)  Formerly known as The Alliance Mid Cap Growth Fund.
(13)  Formerly known as The Alliance Common Stock Fund.
(14)  Formerly known as EQ/FI Small/Mid Cap Value.

   Under applicable insurance law, the assets and liabilities of the Accounts are clearly identified and distinguished from AXA Equitable's other assets and liabilities. The assets of the Accounts are the property of AXA Equitable. However, the portion of the Accounts' assets attributable to the contracts will not be chargeable with liabilities arising out of any other business AXA Equitable may conduct. The excess of assets over reserves and other contract liabilities, if any, in Separate Account Nos. 4 and 66 may be transferred to AXA Equitable's General Account. AXA Equitable's General Account is subject to creditor rights.

   The amount retained by AXA Equitable in Separate Account Nos. 4 and 66 arises principally from (1) contributions from AXA Equitable, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by AXA Equitable are not subject to charges for expense risks.


2. Significant Accounting Policies

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

   Investment securities for Separate Account Nos. 13, 10, 4 and 3 are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depositary Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.


                                     FSA-62

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

2. Significant Accounting Policies (Continued)

   Forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term (i.e., maturing in more than a year) publicly traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where AXA Equitable and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by AXA Equitable's investment officers.

   Short-term debt securities purchased directly by the AXA Equitable Funds which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

   The value of the investments in Separate Account No. 66 held in the Trusts is calculated by multiplying the number of shares held in each Portfolio by the net asset value per share of that Portfolio determined as of the close of business each day. The net asset value is determined by the Trusts using the market or fair value of the underlying assets of the Portfolio less liabilities. For Separate Account No. 66, realized gains and losses include
   (1) gains and losses on redemptions of Trust shares (determined on the identified cost basis) and (2) Trust distributions representing the net realized gains on Trust investment transactions. Dividends and distributions of capital gains of the Trusts are automatically reinvested on the ex-dividend date.

   Security transactions are recorded on the trade date. Amortized cost of debt securities where applicable are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

   Separate Account No. 10 may enter into forward currency contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign security holdings.

   Forward contracts are agreements to buy or sell a foreign currency for a set price in the future. During the period the forward contracts are open, changes in the value of the contract are recognized as unrealized gains or losses


                                     FSA-63

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

2. Significant Accounting Policies (Concluded)

   by "marking-to-market" on a daily basis to reflect the market value of the contract at the end of each trading day. The realized gain or loss arising from the difference between the original contracts and the closing of such contracts is included in realized gains or losses from foreign currency transactions. The use of forward transactions involves the risk of imperfect correlation in movements in the price of forward contracts, interest rates and the underlying hedged assets.

   Forward contracts involve elements of both market and credit risk in excess of the amounts reflected in the Statement of Assets and Liabilities. The contract amounts of these forward contracts reflect the extent of the Fund's exposure to off-balance sheet risk. The Fund bears the market risk that arises from any changes in security values. Forward contracts are entered into directly with the counterparty and not through an exchange and can be terminated only by agreement of both parties to the contract. There is no daily margin settlement and the Fund is exposed to the risk of default by the counterparty.

   At December 31, 2006, Separate Account No. 10 had no outstanding forward currency contracts to buy/sell foreign currencies.

   Net assets allocated to contracts in the payout period are computed according to various mortality tables, depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contractholder, as long as the contract has not been discontinued. AXA Equitable retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contractholder elects to discontinue the contract.

   Amounts due to/from the General Account or receivable/payable for policy related transactions represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.

   Payments received from contractowners represent participant contributions under the contracts (excluding amounts allocated to the guaranteed interest option, reflected in the General Account). The amount allocated to the guaranteed interest option earns interest at the current guaranteed interest rate which is an annual effective rate.

   The operations of the Account are included in the federal income tax return of AXA Equitable, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to contracts participating in the Funds by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable is expected to affect the unit value of the contracts participating in the Account. Accordingly, no provision for federal income taxes is required. However, AXA Equitable retains the right to charge for any federal income tax incurred which is applicable to the Account if the law is changed.


3. Purchases and Sales on Investments

   The cost of purchases and proceeds from sales of investments for the year ended December 31, 2006 were as follows for Separate Account No. 66:


                                     FSA-64

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

3. Purchases and Sales on Investments (Concluded)


                                                                    Purchases      Sales
                                                                  ------------ ------------
AXA Premier VIP High Yield ......................................  $  193,212   $  868,054
AXA Premier VIP Technology ......................................     673,905      563,097
EQ/AllianceBernstein Growth & Income ............................   1,155,737    2,076,265
EQ/AllianceBernstein Intermediate Government Securities .........     807,544      756,220
EQ/AllianceBernstein International ..............................   6,824,574    4,173,005
EQ/AllianceBernstein Large Cap Growth ...........................     104,293      237,671
EQ/AllianceBernstein Quality Bond ...............................     144,467      659,361
EQ/AllianceBernstein Small Cap Growth ...........................     184,970      278,072
EQ/AllianceBernstein Value ......................................   2,910,343    1,582,976
EQ/Calvert Socially Responsible .................................     487,523      348,679
EQ/Capital Guardian Growth ......................................       1,569       21,515
EQ/Capital Guardian International ...............................   1,924,971      438,190
EQ/Capital Guardian Research ....................................   1,112,146    1,290,497
EQ/Capital Guardian U.S. Equity .................................     667,061      231,178
EQ/Equity 500 Index .............................................   3,912,629    2,921,782
EQ/Evergreen Omega ..............................................     106,646          395
EQ/FI Mid Cap ...................................................     313,779      477,516
EQ/FI Mid Cap Value .............................................   2,744,935    2,921,217
EQ/GAMCO Small Company Value ....................................     209,254       37,752
EQ/Janus Large Cap Growth .......................................     166,250       23,358
EQ/JPMorgan Value Opportunities .................................      52,852       55,980
EQ/Marsico Focus ................................................     460,934      686,721
EQ/Mercury Basic Value Equity ...................................     103,479      219,933
EQ/Mercury International Value ..................................      49,540      255,346
EQ/MFS Emerging Growth Companies ................................     674,196      675,469
EQ/MFS Investors Trust ..........................................      12,871       30,905
EQ/Money Market .................................................   1,217,518      891,383
EQ/PIMCO Real Return ............................................     142,781       56,894
EQ/Small Cap Value ..............................................     242,631      425,691
EQ/Small Company Index ..........................................   1,999,720      657,382
EQ/Van Kampen Emerging Markets Equity ...........................   1,107,995      451,144

   Investment Security Transactions

   For the year ended December 31, 2006, investment security transactions, excluding short-term debt securities, were as follows for Separate Account Nos. 13, 10, 4 and 3:

                                            Purchases                      Sales
                                  ----------------------------- ----------------------------
                                      Stocks          U.S.          Stocks          U.S.
                                     and Debt      Government      and Debt      Government
               Fund                 Securities    and Agencies    Securities    and Agencies
--------------------------------- -------------- -------------- -------------- -------------
Separate Account No. 13 ......... $25,431,563    $25,586,151    $27,374,609    $29,988,998
Separate Account No. 10 .........  79,389,599      7,005,917     83,724,723      8,619,436
Separate Account No. 4 .......... 362,865,589             --    481,975,342             --
Separate Account No. 3 .......... 130,951,265             --    146,537,923             --

4. Related Party Transactions

   In Separate Account No. 66 the assets in each variable investment option are invested in shares of a

                                     FSA-65

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

4. Related Party Transactions (Concluded)

   corresponding mutual fund portfolio of the Trusts. Shares are offered by the Trusts at net asset value. Shares in which the variable investment options are invested are in either one of two classes. Both classes are subject to fees for investment management and advisory services and other Trust expenses. One class of shares ("Class A shares") is not subject to distribution fees imposed pursuant to a distribution plan. The other class of shares ("Class B shares") is subject to distribution fees imposed under a distribution plan (herein, the "Rule 12b-1 Plans") adopted by the Trusts. The Rule 12b-1 Plans provide that the Trusts, on behalf of each Portfolio, may charge annually up to 0.25% of the average daily net assets of a Portfolio attributable to its Class B shares in respect of activities primarily intended to result in the sale of the Class B shares. These fees are reflected in the net asset value of the shares.

   AXA Equitable serves as investment manager of the Trusts and as such receives management fees for services performed in its capacity as investment manager of the Trusts. AXA Equitable oversees the activities of the investment advisors with respect to the Trusts and is responsible for retaining or discontinuing the services of those advisors. Fees generally vary depending on net asset levels of individual portfolios and range for EQAT and VIP from a low of 0.25% to a high of 1.20% of average daily net assets. AXA Equitable as investment manager pays expenses for providing investment advisory services to the Portfolios, including the fees of the Advisors of each Portfolio. In addition, AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC, affiliates of AXA Equitable, may also receive distribution fees under Rule 12b-1 Plans as described above.

   AllianceBernstein L.P. (formerly Alliance Capital Management L.P. ("AllianceBernstein")) serves as an investment advisor for the EQ/AllianceBernstein Portfolios; EQ/Equity 500 Index and Separate Accounts 13, 10, 4 and 3; as well as a portion of AXA Premier VIP High Yield and EQ/Money Market. AllianceBernstein is a publicly traded limited partnership which is indirectly majority-owned by AXA Equitable and AXA Financial, Inc. (parent to AXA Equitable).

   AXA Advisors is an affiliate of AXA Equitable, and a distributor and principal underwriter of the contracts and the Account. AXA Advisors is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

   The contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network, LLC ("AXA Network") or its subsidiaries (affiliates of AXA Equitable). AXA Advisors receives commissions and other service-related payments under its distribution agreement with AXA Equitable and its networking agreement with AXA Network.

   AXA Equitable, AllianceBernstein, and AXA Advisors seek to obtain the best price and execution of all orders placed for the portfolios of the Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, AXA Equitable, AllianceBernstein, and AXA Advisors may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the AXA Equitable Funds' portfolio transactions.

   At December 31, 2006, interests of retirement and investment plans for employees, managers and agents of AXA Equitable in Separate Account Nos. 4 and 3 aggregated $161,435,539 (27.0%) and $61,901,819 (63.8%), respectively, of the net assets in these Funds.


                                     FSA-66

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

5. Asset Charges

   Charges and fees relating to the Funds are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts which participate in the Funds. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment.

   Momentum Strategy

   Fees with respect to the Momentum Strategy contracts are as follows:

   Daily Separate Account Charge:

   On a daily basis a charge at an annual rate of 1.25% for Separate Account 4, 10 and 13, 1.40% for Separate Account 3 (maximum charge is 1.40%); is deducted from the net assets attributable to the Momentum Strategy units. This fee is to cover expense risk, mortality risk, other charges and operating expenses of the contract.

   Administrative Fees:

   Participant Administrative Charge -- At the end of each calendar quarter, a maximum record maintenance and report fee of $3.75 ($15.00 per year) is either deducted from the Participant Retirement Account Value or billed to the employer. No charge is assessed if average account value is at least $20,000. Additionally, the Participant Retirement Account Value is assessed for the fee if the charge is not paid by the employer or the plan has less than 10 participants in the contract.

   Plan Recordkeeping Service Charge with Checkwriting -- Employers electing plan recordkeeping with checkwriting services are subject to a charge of $25 per check. These amounts are withdrawn from the Participant Retirement Account Value before withdrawal.

   Loan Charge -- A loan set up charge of $25 is made at the time the loan is set up. This is a one time charge per active loan. Quarterly loan recordkeeping charge is $6 per outstanding loan. Charge is deducted from the Participant Retirement Account Value.

   Contingent Withdrawal Charge -- Certain withdrawals are subject to defined contingent withdrawal charges. The maximum charge is 6% of the total plan assets withdrawn. Charge is deducted from the Participant Retirement Account Value in addition to the amount withdrawn.

   State Premium and other applicable taxes -- charge for state premium and other applicable taxes deducted is designed to approximate certain taxes that may be imposed. When applicable, this amount is deducted from contributions. Generally, the charge is deducted from the amount applied to provide an annuity payout option.

   Operating and Expense Charges:

   In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as reductions of unit value.

   RIA

   Charges and fees relating to the Funds are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts which participate in the Funds. Depending upon the terms of a contract, sales-related



                                     FSA-67

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

5. Asset Charges (Continued)

   fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the Retirement Investment Account (RIA) contracts are as follows:

   Investment Management Fee:

   An annual fee of 0.50% of the net assets attributable to RIA units is assessed for the AllianceBernstein Bond, AllianceBernstein Balanced, AllianceBernstein Common Stock and AllianceBernstein Mid Cap Growth Funds. These fees are reflected as a reduction of the RIA Unit Value.

   Administrative Fees:

   Contracts investing in the Funds are subject to certain administrative expenses according to contract terms. Depending upon the terms of a contract, fees are paid (i) by a reduction of an appropriate number of Fund units or
   (ii) by a direct payment. These fees may include:

   Ongoing Operations Fee -- An expense charge is made based on the combined net balances of each fund. Depending upon when the employer adopted RIA, the monthly rate ranges from 1/12 of 1.25% to 1/12 of 0.50% or from 1/12 of 1.25% to 1/12 of 0.25%. Depending upon the terms of a contract, fees are paid (i) by a reduction of an appropriate number of Fund units or (ii) by a direct payment.

   Participant Recordkeeping Services Charge -- Employers electing RIA's optional Participant Recordkeeping Services are subject to an annual charge of $25 per employee-participant under the employer plan. Depending upon the terms of a contract, fees are paid (i) by a reduction of an appropriate number of Fund units or (ii) by a direct payment.

   Contingent Withdrawal Charge -- Certain withdrawals are subject to defined contingent withdrawal charges. The maximum charge is 6% of the total plan assets withdrawn and is deducted as a liquidation of fund units.

   Loan Fee -- A loan fee equal to 1% of the amount withdrawn as loan principal is deducted on the date the plan loan is made.

   Operating and Expense Charges:

   In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as reductions of unit value.

   MRP

   Charges and fees relating to the Funds paid to AXA Equitable are deducted in accordance with the terms of the various contracts which participate in the Funds. With respect to the Members Retirement Program these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fees. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the Members Retirement Program contracts are as follows:

   The below discusses expenses related to Separate Accounts Nos. 3, 4, 10 and
   66:


                                     FSA-68

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

5. Asset Charges (Continued)

   o Program Expense Charge--An expense charge is made at an effective annual rate of 1.00% of the combined value of all investment options maintained under the contract with AXA Equitable and is deducted monthly.

   o Investment Management Fees--An expense charge is made daily at an effective annual rate of 0.50% of the net assets of the AllianceBernstein Growth Equity and AllianceBernstein Balanced Funds and an effective annual rate of 0.65% for the AllianceBernstein Mid Cap Growth Fund.

   o Direct Operating and Other Expenses--In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as a reduction of the unit value.

   o A record maintenance and report fee of $3.75 is deducted quarterly as a liquidation of fund units.

   ADA

   Charges and fees relating to the Funds are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid
   (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. These charges and fees are paid to AXA Equitable and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the American Dental Association Members Retirement Program are as follows:

   Investment Management and Administration Fees (Investment Management Fees):

   AXA Equitable receives a fee based on the value of the Growth Equity Fund at a monthly rate of 1/12 of (i) 0.29 of 1% of the first $100 million and (ii)
   0.20 of 1% of the excess over $100 million of its ADA Program assets.

   An Administrative fee is charged at a daily rate of 0.15% of average daily net assets.

   Operating and Expense Charges:

   Program Expense Charge -- In the years prior to May 1, 2006 the expense charge was made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate 1/12 of 0.635 of 1% for all asset levels.

   Effective May 1, 2006 an expense charge is made on the combined value of all investment options maintained under the contract with AXA Equitable at a monthly rate of 1/12 of 0.633%.

   A portion of the Program Expense Charge assessed by AXA Equitable is made on behalf of the ADA and is equal to a monthly rate of 1/12 of 0.01 of 1% for all asset levels.

   Other Expenses -- In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.


                                     FSA-69

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

5. Asset Charges (Continued)

   EPP

   Charges and fees relating to the Funds are paid to AXA Equitable and are deducted in accordance with the terms of the various contracts, which participate in the Funds. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the Equi-Pen-Plus Master Plan and Retirement Trust are as follows:

   Investment Management Fee:

   An annual fee of 0.25% of the total plan and trust net assets held in each Separate Account is deducted daily. This fee is reflected as reduction in EPP unit value.

   Administrative Fees:

   Ongoing Operations Fee -- An expense charge is made based on each client's combined balance of Master Plan and Trust net assets in the Separate and Fixed Income Accounts at a monthly rate of 1/12 of (i) 1% of the first $500,000, (ii) 0.75% of the next $500,000 and (iii) 0.50% of the excess over $1,000,000.

   Participant Recordkeeping Services Charge -- Employers electing Equi-Pen-Plus's optional Participant Recordkeeping Services are subject to an annual charge of $25 per employee-participant under the employer plan.

   Withdrawal Charge -- A charge is applied if the client terminates plan participation in the Master Retirement Trust and if the client transfers assets to another funding agency before the fifth anniversary of the date AXA Equitable accepts the participation agreement. The redemption charge is generally paid via a liquidation of units held in the fund and will be based on the following schedule:


 For Termination Occurring In:        Withdrawal Charge:
------------------------------- ------------------------------
      Years 1 and 2 ........... 3% of all Master Trust assets
      Years 3 and 4 ........... 2% of all Master Trust assets
      Year 5 .................. 1% of all Master Trust assets
      After Year 5 ............    No Withdrawal Charge

   Operating and Expense Charges:

   In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include custody, audit and printing of reports. These charges and fees are reflected as reduction of unit value.

   Institutional

   Asset Management Fees

   Asset management fees are charged to clients investing in the Separate Accounts. The fees are based on the prior month-end net asset value (as defined) of each client's aggregate interest in AXA Equitable's Separate Accounts, and are determined monthly. Clients can either pay the fee directly by remittance to the Separate Account or via liquidation of units held in the Separate Accounts. The fees are calculated for each client in accordance with the schedule set forth below:


                                     FSA-70

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

5. Asset Charges (Concluded)


    Each Client's Aggregate Interest     Annual Rate
--------------------------------------- -------------
      Minimum Fee ..................... $5,000
      First $2 million.................  0.85 of 1%
      Next $3 million..................  0.60 of 1%
      Next $5 million..................  0.40 of 1%
      Next $15 million.................  0.30 of 1%
      Next $75 million.................  0.25 of 1%
      Excess over $100 million.........  0.20 of 1%

   There is an additional charge made to clients utilizing AXA Equitable's Active Investment Management Service (AIMS). The service is optional and delegates to AllianceBernstein the responsibility for actively managing the client's assets among AXA Equitable's Separate Accounts. In the event that the client chooses this service, the additional fee is based on the combined net asset value of the client's assets in the Separate Accounts. Clients electing this service either pay the fee directly by remittance to the Separate Account or via liquidation of units held in the Separate Account. The charge is assessed on a monthly basis at the annual rates shown below:


  Client's Aggregate Interest    Annual Rate
------------------------------- ------------
      Minimum Fee ............. $2,500
      First $5 million......... 0.100%
      Next $5 million.......... 0.075%
      Next $5 million.......... 0.050%
      Over $15 million......... 0.025%

   Asset management fees, asset allocation fees and AIMS fees are paid to AXA Equitable.

   Administrative Fees

   Certain client contracts provide for a fee for administrative services to be paid directly to AXA Equitable. This administrative fee is calculated according to the terms of the specific contract and is generally paid via a liquidation of units held in the funds in which the contract invests. Certain of these client contracts provide for administrative fees to be paid through a liquidation of units from a Short-term liquidity account. The payment of the fee for administrative services has no effect on other separate account clients or the unit values of the separate accounts.

   Operating and Expense Charges

   In addition to the charges and fees mentioned above, the Separate Accounts are charged for certain costs and expenses directly related to their operations. These charges may include custody and audit fees, and result in reduction of Separate Account unit values.

   Administrative fees paid through a liquidation of units in Separate Account No. 66 are shown in the Statements of Changes in Net Assets as Contract maintenance charges. The aggregate of all other fees are included in Asset-based charges in the Statements of Operations. Asset-based charges are comprised of accounting and administration fees.


                                     FSA-71

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

6. Changes in Units Outstanding

   Accumulation units issued and redeemed during the year ended December 31, were (in thousands):

   Separate Account Nos. 13, 10, 4 and 3:



                                                          Alliance-         Alliance-
                                                          Bernstein         Bernstein
                                                          Bond Fund       Balanced Fund
                                                       --------------- --------------------
                                                        2006    2005      2006       2005
                                                       ------ -------- ---------- ---------
Momentum Strategy
Issued ...............................................    2        1        7         10
Redeemed .............................................   --      (--)     (12)        (8)
                                                         --      ---      ---        ----
Net Increase (Decrease) ..............................    2        1       (5)         2
                                                         --      ---      ----       ----



                                                            Alliance-           Alliance-
                                                        Bernstein Growth    Bernstein Mid Cap
                                                           Equity Fund         Growth Fund
                                                       ------------------- -------------------
                                                          2006      2005      2006      2005
                                                       --------- --------- --------- ---------
Momentum Strategy
Issued ...............................................     1         1         2         4
Redeemed .............................................    (5)       (1)       (7)       (2)
                                                         ----      ----      ----      ----
Net Increase (Decrease) ..............................    (4)       --        (5)        2
                                                         ----      ----      ----      ----


                            Alliance-         Alliance-           Alliance-           Alliance-
                            Bernstein        Bernstein        Bernstein Common    Bernstein Mid Cap
                            Bond Fund       Balanced Fund         Stock Fund         Growth Fund
                         ---------------- ------------------ -------------------- ------------------
                            2006    2005    2006      2005      2006      2005       2006     2005
                         --------- ------ -------- --------- --------- ---------- --------- --------
RIA
Issued .................      --   --          3         6         1          2         2        2
Redeemed ...............      (1)  --        (15)     (135)       (6)       (11)       (8)     (13)
                            -----  --        ---      ----       ----       ----      ----     ---
Net (Decrease) .........      (1)  --         12      (129)       (5)        (9)       (6)     (11)
                            -----  --        ---      ----       ----     ------      ----     ---

   There were no significant unit issuance and redemption activities related to RIA for AllianceBernstein Bond Fund during the year 2006.



                                       Alliance-            Alliance-            Alliance-
                                       Bernstein        Bernstein Growth     Bernstein Mid Cap
                                     Balanced Fund         Equity Fund          Growth Fund
                                  ------------------- --------------------- -------------------
                                     2006      2005      2006       2005       2006      2005
                                  --------- --------- --------- ----------- --------- ---------
MRP
Issued ..........................     113       130       172         191       203       213
Redeemed ........................    (169)     (143)     (188)       (197)     (222)     (256)
                                     ----      ----      ----      -------     ----      ----
Net Increase (Decrease) .........     (56)      (13)      (16)         (6)      (19)      (43)
                                     ----      ----      ----      -------     ----      ----


                                               AllianceBernstein
                          AllianceBernstein         Common
                            Balanced Fund         Stock Fund
                         -------------------- -------------------
                            2006      2005       2006      2005
                         --------- ---------- --------- ---------
EPP
Issued .................       1          6        --         2
Redeemed ...............      (5)       (11)       (6)       (3)
                             ----     ------     -----      ----
Net (Decrease) .........      (4)        (5)       (6)       (1)
                             ----     ------     -----      ----


                                   The Growth Equity
                                         Fund
                                  -------------------
                                     2006      2005
ADA                               --------- ---------
Issued ..........................     141       156
Redeemed ........................    (249)     (214)
                                     ----      ----
Net Increase (Decrease) .........    (108)      (58)
                                     ----      ----

                                     FSA-72

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

6. Changes in Units Outstanding (Continued)

   Accumulation units issued and redeemed during the years ended December 31, were (in thousands):



                                                        Strategic
                                                        Balanced
                                  Immediate Duration    Management      Growth Stock       Mid Cap Growth
                                     Bond Account        Account          Account          Stock Account
                                  ------------------- ------------- ------------------- -------------------
                                     2006      2005    2006   2005    2006      2005       2006      2005
Institutional                     --------- --------- ------ ------ -------- ---------- --------- ---------
Issued ..........................       1         1     --     --          8       51         1         1
Redeemed ........................      (2)       (1)    --     --        (19)     (11)       (1)       (1)
                                      ----      ----    --     --        ---      ---        ---       ---
Net Increase (Decrease) .........      (1)       --     --     --        (11)      (6)        --        --
                                      ----      ----    --     --        ---      ---       ----       ---

   Accumulation units issued and redeemed during the years ended December 31, were (in thousands):

   Separate Account No. 66



                                                            AXA
                                                          Premier          EQ/Alliance-
                                    AXA Premier VIP         VIP              Bernstein
                                      High Yield         Technology      Growth and Income
                                  ------------------- ----------------- -------------------
                                     2006      2005     2006     2005      2006      2005
                                  --------- --------- -------- -------- --------- ---------
RIA
Net Issued ......................      --        1         --       --        2         2
Net Redeemed ....................      (4)      (1)        --       --       (5)       (8)
                                     -----     ----        --       --      ----      ----
Net Increase (Decrease) .........      (4)      --         --       --       (3)       (6)
                                     -----     ----        --       --      ----      ----
MRP
Net Issued ......................      --       --         63       74       --        --
Net Redeemed ....................      --       --        (53)     (41)      --        --
                                     ----      ----       ---      ---     ----      ----
Net Increase (Decrease) .........      --       --         10       33       --        --
                                     ----      ----       ---      ---     ----      ----



                                     EQ/Alliance-
                                      Bernstein
                                     Intermediate       EQ/Alliance-         EQ/Alliance-         EQ/Alliance-
                                      Government          Bernstein           Bernstein             Bernstein
                                      Securities        International      Large Cap Growth       Quality Bond
                                  ------------------ -------------------- ------------------- -------------------
                                     2006     2005       2006      2005      2006      2005      2006      2005
                                  --------- -------- ----------- -------- --------- --------- --------- ---------
RIA
Net Issued ......................     --         1           3        3         1        --         1         1
Net Redeemed ....................     1        (53)         (5)     (14)       (3)       (8)       (3)       (4)
                                    -----      ---         ----     ---       ----     -----      ----      ----
Net Increase (Decrease) .........    (1)       (52)         (2)     (11)       (2)       (8)       (2)       (3)
                                    -----      ---         ----     ---       ----     -----      ----      ----
MRP
Net Issued ......................    77         78         265      194        --        --        --        --
Net Redeemed ....................   (67)       (27)       (217)    (145)       --        --        --        --
                                    -----      ---      ------     ----       ----      ----      ----      ----
Net Increase (Decrease) .........    10         51          48       49        --        --        --        --
                                    -----      ---      ------     ----       ----      ----      ----      ----


                                     FSA-73

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

6. Changes in Units Outstanding (Continued)


                                     EQ/Alliance-         EQ/Alliance-        EQ/Calvert       EQ/Capital
                                       Bernstein           Bernstein           Socially         Guardian
                                   Small Cap Growth          Value            Responsible        Growth
                                  ------------------- -------------------- ----------------- ---------------
                                     2006      2005       2006      2005     2006     2005      2006    2005
                                  --------- --------- ----------- -------- -------- -------- --------- -----
RIA
Net Issued ......................       1         1         --         1       --       --        --     --
Net Redeemed ....................      (2)       (4)        (1)      (95)      --       --        (1)    --
                                      ----      ----      -----      ---       --       --      -----    --
Net Increase (Decrease) .........      (1)       (3)        (1)      (94)      --       --        (1)    --
                                      ----      ----      -----      ---       --       --      -----    --
MRP
Net Issued ......................      --        --         204      139       66       48        --     --
Net Redeemed ....................      --        --        (143)     (87)     (53)     (27)       --     --
                                     ----       ----     ------      ---      ---      ---      ----     --
Net Increase (Decrease) .........      --        --          61       52       13       21        --     --
                                     ----       ----     ------      ---      ---      ---      ----     --

   Accumulation units issued and redeemed during the years ended December 31, were (in thousands):



                                     EQ/Capital          EQ/Capital          EQ/Capital
                                      Guardian            Guardian            Guardian            EQ/Equity
                                    International         Research           U.S. Equity          500 Index
                                  ----------------- --------------------- ----------------- ----------------------
                                    2006     2005       2006       2005     2006     2005       2006       2005
                                  -------- -------- ----------- --------- -------- -------- ----------- ----------
RIA
Net Issued ......................      1       --          1          1         --       --         1          1
Net Redeemed ....................     --       --         (1)        (5)        --       --        (2)       (10)
                                     ---      ---        ---        ----       ---      ---      -----       ----
Net Increase (Decrease) .........      1       --         --         (4)        --       --        (1)        (9)
                                     ---      ---        ---        ----       ---      ---      -----       ----
MRP
Net Issued ......................    167       96         66         66         43       41       416        433
Net Redeemed ....................    (67)     (27)       (75)       (60)       (21)     (32)     (340)      (323)
                                     ---      ---        ---        ----       ---      ---      -----       ----
Net Increase (Decrease) .........    100       69         (9)         6         22        9        76        110
                                     ---      ---        ---        ----       ---      ---      -----       ----


                                                                                                EQ/
                                                                                               GAMCO
                                                                               EQ/FI           Small
                                    EQ/Evergreen          EQ/FI                 Mid           Company   EQ/Janus Large
                                       Omega             Mid Cap             Cap Value         Value      Cap Growth
                                  ---------------- ------------------- --------------------- --------- ----------------
                                   2006     2005      2006      2005       2006       2005      2006    2006     2005
                                  ------ --------- --------- --------- ----------- --------- --------- ------ ---------
RIA
Net Issued ......................    1        --         1         2          1         1        --        2        --
Net Redeemed ....................   --        (1)       (2)       (4)        (2)       (1)       --       --        (1)
                                    --      -----      ----      ----       ----      ----       --       --      -----
Net Increase (Decrease) .........    1        (1)       (1)       (2)        (1)       --        --        2        (1)
                                    --      -----      ----      ----       ----      ----       --       --      -----
MRP
Net Issued ......................   --        --        --        --        161       293        20       --        --
Net Redeemed ....................   --        --        --        --       (213)      (91)       (4)      --        --
                                    --      ----      ----      ----      ------     -----      ----      --      ----
Net Increase (Decrease) .........   --        --        --        --        (52)      202        16       --        --
                                    --      ----      ----      ----      ------     -----      ----      --      ----



                                     FSA-74

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

6. Changes in Units Outstanding (Concluded)



                                    EQ/JPMorgan                           EQ/Mercury      EQ/Mercury
                                       Value           EQ/Marsico        Basic Value     International
                                   Opportunities          Focus             Equity           Value
                                  ---------------- ------------------- ---------------- ---------------
                                   2006     2005      2006      2005    2006     2005      2006    2005
                                  ------ --------- --------- --------- ------ --------- --------- -----
RIA
Net Issued ...................... --         1         2         2     --         1        --       2
Net Redeemed .................... --        (1)       (3)       (1)    --        (6)       (2)     --
                                  --       ----      ----      ----    --       ----     -----     --
Net Increase (Decrease) ......... --        --        (1)        1     --        (5)       (2)      2
                                  --       ----       ----      ---    --       ----     -----     --
MRP
Net Issued ...................... --        --        --        --     --        --        --      --
Net Redeemed .................... --        --        --        --     --        --        --      --
                                  --       ----      ----      ----    --       ----      ----     --
Net Increase (Decrease) ......... --        --        --        --     --        --        --      --
                                  --       ----      ----      ----    --       ----      ----     --

   Accumulation units issued and redeemed during the years ended December 31, were (in thousands):



                                     EQ/MFS Emerging          EQ/MFS           EQ/Money         EQ/PIMCO
                                     Growth Companies    Investors Trust        Market         Real Return
                                  ---------------------- ---------------- ------------------- ------------
                                      2006       2005     2006     2005      2006      2005       2006
                                  ----------- ---------- ------ --------- --------- --------- ------------
RIA
Net Issued ......................         1          3     --         1         7         1         --
Net Redeemed ....................        (2)       (10)    --        (1)       (5)       (6)        --
                                        ----      ----     --       ----      ----      ----        --
Net Increase (Decrease) .........        (1)        (7)    --        --         2        (5)        --
                                        ----      ----     --       ----       ---       ----       --
MRP
Net Issued ......................       152        140     --        --        --        --         14
Net Redeemed ....................      (140)       (68)    --        --        --        --         (6)
                                     ------       ----     --       ----      ----      ----       ----
Net Increase (Decrease) .........        12         72     --        --        --        --          8
                                     ------      -----     --       ----      ----      ----       ----


                                                                         EQ/Van Kampen
                                     EQ/Small Cap         EQ/Small      Emerging Markets
                                         Value          Company Index        Equity
                                  ------------------- ----------------- ----------------
                                     2006      2005     2006     2005      2006     2005
                                  --------- --------- -------- -------- ---------- -----
RIA
Net Issued ......................      --         2       --       --         1    --
Net Redeemed ....................      (1)       (2)      --       --        (1)   --
                                     -----      ----     ---      ---       ----  ---
Net Increase (Decrease) .........      (1)       --       --       --         --   --
                                     -----     ----      ---      ---      -----  ---
MRP
Net Issued ......................      --        --      152       89        45    --
Net Redeemed ....................      --        --      (77)     (71)       (3)   --
                                     ----      ----      ---      ---      -----  ---
Net Increase (Decrease) .........      --        --       75       18        42    --
                                     ----      ----      ---      ---      -----  ---



                                     FSA-75

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values

   AXA Equitable issues a number of registered group annuity contracts that allow employer plan assets to accumulate on a tax-deferred basis. The contracts are typically designed for employers wishing to fund defined benefit, defined contribution and/or 401(k) plans. Annuity contracts available through AXA Equitable are the Retirement Investment Account ("RIA"), Momentum Strategy, Momentum Select and Momentum Solutions ("Momentum series of contracts"), Members Retirement Program ("MRP"), American Dental Association Members Retirement Program ("ADA") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Assets of the Plans are invested in a number of investment Funds (available Funds vary by Plan).

   Institutional units presented on the Statement of Assets and Liabilities reflect investments in the Funds by clients other than contractholders of group annuity contracts issued by AXA Equitable. Institutional unit values are determined at the end of each business day. Institutional unit values reflect the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (RIA, MRP, ADA, Momentum series of contracts and EPP) reflect the same investment results as the Institutional unit values presented on the Statement of Assets and Liabilities. In addition, contract unit values reflect certain investment management and accounting fees, which vary by contract. These fees are charged as a percentage of net assets and are disclosed below for the Plans contracts in percentage terms.

   Certain investment options are charged administrative expenses as a percentage of average net assets (.05% annualized for RIA, 1.00% annualized for MRP). These exclude the effect of the underlying fund portfolios and charges made directly to Contractowner accounts through redemption of units. Under RIA contracts certain investment options may not be charged for Asset-based charges. Amounts appearing as Asset-based charges in the Statements of Operations for these investment options are the result of other contracts investing in Separate Account No. 66.

   Shown below is accumulation unit value information for units outstanding of Separate Accounts 13, 10, 4, 3 and 66 for the periods indicated.

                                               2006         2005         2004         2003         2002
                                           ------------ ------------ ------------ ------------ ------------
Separate Account No. 13
AllianceBernstein Bond Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ................ $ 138.91     $ 135.11     $ 134.74     $ 132.03     $ 127.31
Net Assets (000's) ....................... $    274     $     82     $     63     $    445     $    788
Number of units outstanding, end of period
 (000's) .................................        2            1           --            3            6
Total Return** ...........................     2.81%        0.27%        2.05%        3.70%        5.38%
AllianceBernstein Bond Fund
RIA, 0.50%*
Unit Value, end of period ................ $  83.09     $  80.20     $  79.38     $  77.20     $  73.91
Net Assets (000's) ....................... $     38     $     75     $     67     $     89     $    193
Number of units outstanding, end of period
 (000's) .................................       --            1            1            1            3
Total Return** ...........................     3.60%        1.03%        2.82%        4.45%        5.81%

                                     FSA-76

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                 2006             2005             2004             2003             2002
                                           ---------------- ---------------- ---------------- ---------------- ----------------
Intermediate Duration Bond Account
Institutional
Unit Value, end of period ................  $  8,849.00      $  8,499.67      $  8,371.02      $  8,099.71      $  7,715.79
Net Assets (000's) .......................  $    17,700      $    25,032      $    24,811      $   122,079      $   159,285
Number of units outstanding, end of period
 (000's) .................................            2                3                3               15              21
Total Return** ...........................         4.11%            1.54%            3.35%            4.98%           6.34%
Separate Account No. 10
AllianceBernstein Balanced Fund
RIA, 0.50%*
Unit Value, end of period ................  $    211.32      $    191.64      $    180.09      $    165.70      $    141.24
Net Assets (000's) .......................  $     9,979      $    11,497      $    33,959      $    39,883      $    40,233
Number of units outstanding, end of period
 (000's) .................................           47               60              189              241             285
Total Return** ...........................        10.27%            6.06%            8.68%           17.32%          (8.14)%
AllianceBernstein Balanced Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ................  $    145.26      $    132.72      $    125.67      $    116.51      $     99.84
Net Assets (000's) .......................  $     2,711      $     3,093      $     2,654      $     2,412      $     2,580
Number of units outstanding, end of period
 (000's) .................................           19               23               21               21              26
Total Return** ...........................         9.45%            5.61%            7.86%           16.70%          (9.28)%
AllianceBernstein Balanced Fund
MRP, 1.50%*
Unit Value, end of period ................  $     51.64      $     47.30      $     44.93      $     41.83      $     36.08
Net Assets (000's) .......................  $    35,755      $    35,401      $    34,205      $    33,059      $    27,287
Number of units outstanding, end of period
 (000's) .................................          692              748              761              790             756
Total Return** ...........................         9.18%            5.27%            7.42%           15.94%          (9.38)%
AllianceBernstein Balanced Fund
EPP, 0.25%*
Unit Value, end of period ................  $    218.09      $    197.29      $    184.94      $    169.74      $    144.31
Net Assets (000's) .......................        1,921      $     2,550      $     3,356      $     7,494      $     6,468
Number of units outstanding, end of period
 (000's) .................................            9               13               18               44              45
Total Return** ...........................        10.54%            6.68%            8.95%           17.62%          (7.91)%
Strategic Balanced Management Account
Institutional
Unit Value, end of period ................  $ 22,510.85      $ 20,312.61      $ 18,994.07      $ 17,388.93      $ 14,747.26
Net Assets (000's) .......................  $     8,059      $     7,115      $     6,458      $     6,034      $     4,517
Number of units outstanding, end of period
 (000's) .................................           --               --               --               --              --
Total Return** ...........................        10.82%            6.94%            9.23%           17.91%          (7.68)%

                                     FSA-77

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                                                 2006            2005
                                                                           --------------- ---------------
Separate Account No. 4
AllianceBernstein Growth Equity Fund
ADA, 1.04%*
Unit Value, end of period ................................................ $   382.55       $   386.86
Net Assets (000's) ....................................................... $  249,237       $  293,966
Number of units outstanding, end of period
 (000's) .................................................................       652               759
Total Return** ...........................................................     (1.11)%           11.57%
The Growth Equity Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ................................................ $    99.86       $   101.21
Net Assets (000's) ....................................................... $       99       $      527
Number of units outstanding, end of period
 (000's) .................................................................         1                 5
Total Return** ...........................................................     (1.33)%           11.34%
AllianceBernstein Common Stock Fund
RIA, 0.50%*
Unit Value, end of period ................................................ $   775.88       $   780.43
Net Assets (000's) ....................................................... $   11,854       $   16,152
Number of units outstanding, end of period
 (000's) .................................................................        15                21
Total Return** ...........................................................     (0.58)%           12.17%
AllianceBernstein Growth Equity Fund
MRP, 1.50%*
Unit Value, end of period ................................................ $   312.73       $   317.72
Net Assets (000's) ....................................................... $   39,076       $   44,826
Number of units outstanding, end of period
 (000's) .................................................................       125               141
Total Return** ...........................................................     (1.57)%           10.97%
AllianceBernstein Common Stock Fund
EPP, 0.25%*
Unit Value, end of period ................................................ $   800.76       $   803.45
Net Assets (000's) ....................................................... $    9,730       $   14,152
Number of units outstanding, end of period
 (000's) .................................................................        12                18
Total Return** ...........................................................     (0.33)%           12.45%
Growth Stock Account
Institutional
Unit Value, end of period ................................................ $ 8,262.03       $ 8,269.13
Net Assets (000's) ....................................................... $  288,072       $  367,019
Number of units outstanding, end of period
 (000's) .................................................................        35                44
Total Return** ...........................................................     (0.09)%           12.73%



                                                                                 2004            2003           2002
                                                                           --------------- --------------- --------------
Separate Account No. 4
AllianceBernstein Growth Equity Fund
ADA, 1.04%*
Unit Value, end of period ................................................  $   346.74      $   302.18     $   223.26
Net Assets (000's) .......................................................  $  283,643      $  249,918     $  182,907
Number of units outstanding, end of period
 (000's) .................................................................         818             827           817
Total Return** ...........................................................       14.75%          35.05%       (27.87)%
The Growth Equity Fund
Momentum Strategy, 1.25%*
Unit Value, end of period ................................................  $    90.90      $    79.38     $    58.54
Net Assets (000's) .......................................................  $      483      $      435     $      299
Number of units outstanding, end of period
 (000's) .................................................................           5               6             5
Total Return** ...........................................................       14.51%          35.60%       (29.16)%
AllianceBernstein Common Stock Fund
RIA, 0.50%*
Unit Value, end of period ................................................  $   695.74      $   602.90     $   443.82
Net Assets (000's) .......................................................  $   20,742      $   23,093     $   22,530
Number of units outstanding, end of period
 (000's) .................................................................          30              38            51
Total Return** ...........................................................       15.40%          35.84%       (27.42)%
AllianceBernstein Growth Equity Fund
MRP, 1.50%*
Unit Value, end of period ................................................  $   286.30      $   251.02     $   186.97
Net Assets (000's) .......................................................  $   42,051      $   38,426     $   28,750
Number of units outstanding, end of period
 (000's) .................................................................         147             153           154
Total Return** ...........................................................       14.05%          34.26%       (28.42)%
AllianceBernstein Common Stock Fund
EPP, 0.25%*
Unit Value, end of period ................................................  $   714.47      $   617.58     $   453.49
Net Assets (000's) .......................................................  $   13,886      $   13,987     $   11,356
Number of units outstanding, end of period
 (000's) .................................................................          19              23           25
Total Return** ...........................................................       15.69%          36.18%      (27.24)%
Growth Stock Account
Institutional
Unit Value, end of period ................................................  $ 7,335.03      $ 6,324.43     $ 4,632.41
Net Assets (000's) .......................................................  $  371,131      $  363,345     $  289,558
Number of units outstanding, end of period
 (000's) .................................................................          51              57            63
Total Return** ...........................................................       15.98%          36.53%       (27.05)%

                                     FSA-78

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                 2006             2005             2004             2003             2002
                                           ---------------- ---------------- ---------------- ---------------- ---------------
Separate Account No. 3
AllianceBernstein Mid Cap Growth Fund
Momentum Strategy, 1.40%*
Unit Value, end of period ................  $     96.14      $     95.47      $     89.89      $     75.69     $     45.97
Net Assets (000's) .......................  $       480      $       928      $       745      $       691     $       205
Number of units outstanding, end of period
 (000's) .................................            5               10                8                9               4
Total Return** ...........................         0.70%            6.20%           18.76%           64.65%         (30.26)%
AllianceBernstein Mid Cap Growth Fund
RIA, 0.50%*
Unit Value, end of period ................  $    264.84      $    260.60      $    243.18      $    202.90     $    120.44
Net Assets (000's) .......................  $     5,706      $     7,131      $     9,205      $    10,858     $     7,945
Number of units outstanding, end of period
 (000's) .................................           22               27               38               54              66
Total Return** ...........................         1.62%            7.16%           19.85%           68.47%         (29.44)%
AllianceBernstein Mid Cap Growth Fund
MRP, 1.66%*
Unit Value, end of period ................  $     55.94      $     55.68      $     52.60      $     44.47     $     26.74
Net Assets (000's) .......................  $    21,414      $    22,571      $    23,566      $    19,026     $    10,128
Number of units outstanding, end of period
 (000's) .................................          387              405              448              428             379
Total Return** ...........................         0.47%            5.86%           18.28%           66.31%         (30.53)%
Mid Cap Growth Stock Account
Institutional
Unit Value, end of period ................  $ 28,206.63      $ 27,618.80      $ 25,643.95      $ 21,289.52     $ 12,574.23
Net Assets (000's) .......................  $    69,134      $    80,757      $    88,036      $    78,856     $    52,724
Number of units outstanding, end of period
 (000's) .................................            2                3                3                4               4
Total Return** ...........................         2.13%            7.70%           20.45%           69.31%         (29.08)%
AllianceBernstein Mid Cap Growth Fund
EPP, 0.50%*
Unit Value, end of period ................  $    264.82      $    260.60      $    243.18      $    202.90     $    120.44
Net Assets (000's) .......................           --      $        --      $        30      $        25     $        35
Number of units outstanding, end of period
 (000's) .................................           --               --               --               --            --
Total Return** ...........................         1.63%            7.16%           19.85%           68.47%         (29.44)%



                                     FSA-79

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                              ----------------------------------------------------------------
                                                                  2006         2005         2004         2003         2002
                                                              ------------ ------------ ------------ ------------ ------------
Separate Account No. 66
AXA Premier VIP High Yield
 RIA, 0.05%
 Unit value, end of period .................................. $ 215.33     $ 195.49     $ 189.31     $ 173.86     $ 141.56
 Net Assets (000's) ......................................... $    458     $  1,099     $  1,098     $  1,196     $  1,179
 Number of units outstanding, end of period (000's) .........        2            6            6            7            8
 Total Return** .............................................    10.15%        3.26%        8.89%       22.82%       (2.75)%
AXA Premier VIP Technology (g)
 RIA 0.00%
 Unit value, end of period .................................. $ 130.71     $ 121.82     $ 109.49           --         --
 Net Assets (000's) ......................................... $    376     $    332     $    420           --         --
 Number of units outstanding, end of period (000's) .........        3            3            3           --         --
 Total Return** .............................................     7.30%       11.26%        9.49%          --         --
 MRP, 1.00%
 Unit value, end of period .................................. $  12.67     $  11.94     $  10.85           --         --
 Net Assets (000's) ......................................... $  2,017     $  1,761     $  1,255           --         --
 Number of units outstanding, end of period (000's) .........      157          147          115           --         --
 Total Return** .............................................     6.11%       10.05%        8.53%          --         --
EQ/AllianceBernstein Growth and Income
 RIA, 0.05%
 Unit value, end of period .................................. $ 422.46     $ 355.66     $ 336.45     $ 298.75     $ 228.60
 Net Assets (000's) ......................................... $  4,242     $  4,662     $  6,248     $  7,317     $  8,226
 Number of units outstanding, end of period (000's) .........       10           13           19           24           36
 Total Return** .............................................    18.78%        5.71%       12.62%       30.69%      (21.10)%
EQ/AllianceBernstein Intermediate Government
 Securities
 RIA, 0.05%
 Unit value, end of period .................................. $ 188.96     $ 182.87     $ 180.27     $ 176.49     $ 172.44
 Net Assets (000's) ......................................... $    347     $    462     $  9,879     $ 10,620     $ 10,317
 Number of units outstanding, end of period (000's) .........        2            3           55           60           60
 Total Return** .............................................     3.33%        1.44%        2.14%        2.35%        8.80%
 MRP, 1.00%
 Unit value, end of period .................................. $  10.44     $  10.23     $  10.22     $  10.16     $  10.09
 Net Assets (000's) ......................................... $  2,395     $  2,272     $  1,755     $  2,300     $    172
 Number of units outstanding, end of period (000's) .........      232          222          171          226           17
 Total Return** .............................................     2.05%        0.10%        0.63%        0.69%        0.90%

                                     FSA-80

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                              -----------------------------------------------------------------
                                                                  2006         2005         2004         2003          2002
                                                              ------------ ------------ ------------ ------------ -------------
EQ/AllianceBernstein International (d)
 RIA 0.05%
 Unit value, end of period ..................................  $ 207.19    $ 167.42     $ 144.93     $ 122.39       $  90.42
 Net Assets (000's) .........................................  $  3,399    $  3,005     $  4,155     $  4,885       $  4,765
 Number of units outstanding, end of period (000's) .........        16          18           29           40             53
 Total Return** .............................................     23.75%      15.52%       18.41%       35.36%         (9.96)%
 MRP 1.00%
 Unit value, end of period ..................................  $  23.73    $  19.36     $  16.95     $  14.48       $  10.84
 Net Assets (000's) .........................................  $ 21,792    $ 16,873     $ 13,912     $ 11,487       $  8,206
 Number of units outstanding, end of period (000's) .........       919         871          822          795            757
 Total Return** .............................................     22.57%      14.27%       17.03%       33.59%          8.40%
EQ/AllianceBernstein Large Cap Growth
 RIA 0.00%
 Unit value, end of period ..................................  $  74.14    $  74.54     $  64.86     $  59.84       $  48.57
 Net Assets (000's) .........................................  $    273    $    417     $    897     $  1,052       $  1,172
 Number of units outstanding, end of period (000's) .........         4           6           14           18             24
 Total Return** .............................................     (0.54)%     14.92%        8.44%       23.20%        (31.15)%
EQ/AllianceBernstein Quality Bond
 RIA 0.05%
 Unit value, end of period ..................................  $ 212.99    $ 204.72     $ 200.31     $ 192.69       $ 185.72
 Net Assets (000's) .........................................  $    551    $  1,063     $  1,686     $  2,470       $  3,188
 Number of units outstanding, end of period (000's) .........         3           5            8           13             17
 Total Return** .............................................      4.04%       2.20%        3.96%        3.75%          7.89%
EQ/AllianceBernstein Small Cap Growth(b)
 RIA 0.05%
 Unit value, end of period ..................................  $ 190.26    $ 174.22     $ 155.93     $ 136.53       $  96.68
 Net Assets (000's) .........................................  $    983    $  1,063     $  1,480     $  1,911       $  1,214
 Number of units outstanding, end of period (000's) .........         5           6            9           14             13
 Total Return** .............................................      9.21%      11.73%       14.21%       41.21%        (30.11)%
EQ/AllianceBernstein Value
 RIA 0.00%
 Unit value, end of period ..................................  $ 158.83    $ 130.84     $ 124.10     $ 109.39       $  84.97
 Net Assets (000's) .........................................  $    793    $    843     $ 12,366     $ 10,583       $  7,555
 Number of units outstanding, end of period (000's) .........         5           6          100           97             89
 Total Return** .............................................     21.39%       5.43%       13.44%       28.74%        (13.64)%
EQ/AllianceBernstein Value 1.00%
 MRP 1.00%
 Unit value, end of period ..................................  $  15.27    $  12.72     $  12.20     $  10.89       $   8.57
 Net Assets (000's) .........................................  $ 10,645    $  8,093     $  7,120     $  5,306       $  3,711
 Number of units outstanding, end of period (000's) .........       697         636          584          487            433
 Total Return** .............................................     20.05%       4.24%       12.02%       27.07%        (14.98)%

                                     FSA-81

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                               Years Ended December 31,
                                                              ---------------------------
                                                                   2006          2005
                                                              ------------- -------------
EQ/Calvert Socially Responsible
 RIA 0.00%
 Unit value, end of period ..................................   $  98.46      $  93.56
 Net Assets (000's) .........................................   $      2      $      3
 Number of units outstanding, end of period (000's) .........         --            --
 Total Return** .............................................       5.24%         8.73%
EQ/Calvert Socially Responsible 1.00%
 MRP 1.00%
 Unit value, end of period ..................................   $   8.48      $   8.14
 Net Assets (000's) .........................................   $  1,421      $  1,267
 Number of units outstanding, end of period (000's) .........        169           156
 Total Return** .............................................       4.18%         7.50%
EQ/Capital Guardian Growth
 RIA 0.00%
 Unit value, end of period ..................................   $  81.60      $  75.98
 Net Assets (000's) .........................................   $     22      $     40
 Number of units outstanding, end of period (000's) .........         --             1
 Total Return** .............................................       7.40%         5.10%
EQ/Capital Guardian International
 RIA 0.00%
 Unit value, end of period ..................................   $ 147.17      $ 123.42
 Net Assets (000's) .........................................   $    277      $    184
 Number of units outstanding, end of period (000's) .........          2             1
 Total Return** .............................................      19.24%        17.13%
EQ/Capital Guardian International 1.00%
 MRP 1.00% (g)
 Unit value, end of period ..................................   $  13.52      $  11.46
 Net Assets (000's) .........................................   $  3,525      $  1,834
 Number of units outstanding, end of period (000's) .........        260           160
 Total Return** .............................................      17.98%        15.76%
EQ/Capital Guardian Research
 RIA 0.00% (c)
 Unit value, end of period ..................................   $ 142.74      $ 127.38
 Net Assets (000's) .........................................   $    397      $    370
 Number of units outstanding, end of period (000's) .........          3             3
 Total Return** .............................................      12.06%         6.05%
 MRP 1.00% (e)
 Unit value, end of period ..................................   $  17.96      $  16.19
 Net Assets (000's) .........................................   $  6,551      $  6,001
 Number of units outstanding, end of period (000's) .........        362           371
 Total Return** .............................................      10.93%         4.85%



                                                                      Years Ended December 31,
                                                              -----------------------------------------
                                                                   2004          2003          2002
                                                              ------------- ------------- -------------
EQ/Calvert Socially Responsible
 RIA 0.00%
 Unit value, end of period ..................................   $  86.05      $  83.07      $   64.92
 Net Assets (000's) .........................................   $      1            --             --
 Number of units outstanding, end of period (000's) .........         --            --             --
 Total Return** .............................................       3.59%        27.96%        (26.45)%
EQ/Calvert Socially Responsible 1.00%
 MRP 1.00%
 Unit value, end of period ..................................   $   7.57      $   7.41      $    5.87
 Net Assets (000's) .........................................   $  1,008      $  7,735      $     332
 Number of units outstanding, end of period (000's) .........        135            99             57
 Total Return** .............................................       2.22%        26.24%        (27.58)%
EQ/Capital Guardian Growth
 RIA 0.00%
 Unit value, end of period ..................................   $  72.29      $  68.49      $   55.26
 Net Assets (000's) .........................................   $     38      $     47      $      96
 Number of units outstanding, end of period (000's) .........          1             1              2
 Total Return** .............................................       5.53%        23.95%        (26.34)%
EQ/Capital Guardian International
 RIA 0.00%
 Unit value, end of period ..................................   $ 105.37      $  92.75      $   69.94
 Net Assets (000's) .........................................   $    199      $    144      $      74
 Number of units outstanding, end of period (000's) .........          2             2              1
 Total Return** .............................................      13.61%        32.61%        (15.04)%
EQ/Capital Guardian International 1.00%
 MRP 1.00% (g)
 Unit value, end of period ..................................   $   9.90      $   8.82      $    6.74
 Net Assets (000's) .........................................   $    919      $    489      $     148
 Number of units outstanding, end of period (000's) .........         92            55             22
 Total Return** .............................................      12.23%        30.86%        (16.27)%
EQ/Capital Guardian Research
 RIA 0.00% (c)
 Unit value, end of period ..................................   $ 120.11      $ 108.30      $   82.36
 Net Assets (000's) .........................................   $    803      $    646      $     724
 Number of units outstanding, end of period (000's) .........          7             6              9
 Total Return** .............................................      10.90%        31.49%        (24.67)%
 MRP 1.00% (e)
 Unit value, end of period ..................................   $  15.44      $  14.10      $   10.87
 Net Assets (000's) .........................................   $  5,657      $  5,142      $   3,489
 Number of units outstanding, end of period (000's) .........        365           364            321
 Total Return** .............................................       9.53%        29.72%          8.70%

                                     FSA-82

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                              -----------------------------------------------------------------
                                                                  2006         2005         2004         2003          2002
                                                              ------------ ------------ ------------ ------------ -------------
EQ/Capital Guardian U.S. Equity (a)
 RIA 0.00%
 Unit value, end of period .................................. $ 136.11     $ 123.78     $ 116.82     $ 106.85       $  78.34
 Net Assets (000's) ......................................... $     43     $     38     $    302     $    362       $    244
 Number of units outstanding, end of period (000's) .........       --           --            3            3              3
 Total Return** .............................................     9.96%        5.96%        9.33%       36.39%        (23.67)%
 MRP 1.00% (c)
 Unit value, end of period .................................. $  15.05     $  13.84     $  13.21     $  12.24       $   9.09
 Net Assets (000's) ......................................... $  2,066     $  1,591     $  1,410     $    789       $    164
 Number of units outstanding, end of period (000's) .........      137          115          106           64             18
 Total Return** .............................................     8.74%        4.75%        7.92%       34.63%         (9.09)%
EQ/Equity 500 Index
 RIA 0.05%
 Unit value, end of period .................................. $ 365.64     $ 317.06     $ 303.09     $ 274.41       $ 214.26
 Net Assets (000's) ......................................... $  4,992     $  4,802     $  7,176     $ 10,817       $  8,827
 Number of units outstanding, end of period (000's) .........       14           15           24           25             41
 Total Return** .............................................    15.32%        4.61%       10.45%       28.07%        (22.23)%
EQ/Equity 500 Index 1.00%
 MRP 1.00%
 Unit value, end of period .................................. $   9.37     $   8.23     $   7.97     $   7.32       $   5.81
 Net Assets (000's) ......................................... $ 17,308     $ 14,545     $ 13,226     $  6,978       $  6,298
 Number of units outstanding, end of period (000's) .........    1,844        1,768        1,658        1,477          1,084
 Total Return** .............................................    13.85%        3.21%        8.90%       26.00%        (23.55)%
EQ/Evergreen Omega
 RIA 0.00%
 Unit value, end of period .................................. $  95.85     $  90.54     $  87.09     $  81.36       $  58.87
 Net Assets (000's) ......................................... $    103           --     $     60     $     55       $     43
 Number of units outstanding, end of period (000's) .........        1           --            1            1              1
 Total Return** .............................................     5.86%        3.96         7.04%       38.21%        (24.02)%
EQ/FI Mid Cap
 RIA 0.00%
 Unit value, end of period .................................. $ 140.14     $ 125.66     $ 118.14     $ 101.82       $  70.90
 Net Assets (000's) ......................................... $    357     $    496     $    657     $    598       $    269
 Number of units outstanding, end of period (000's) .........        3            4            6            6              4
 Total Return** .............................................    11.52%        6.37%       16.03%       43.61%        (18.47)%
EQ/FI Mid Cap Value
 RIA 0.00%
 Unit value, end of period .................................. $ 196.16     $ 174.40     $ 156.66     $ 132.94       $  99.75
 Net Assets (000's) ......................................... $    575     $    746     $    758     $    891       $  1,093
 Number of units outstanding, end of period (000's) .........        3            4            5            7             11
 Total Return** .............................................    12.48%       11.32%       17.85%       33.27%        (14.70)%

                                     FSA-83

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                               Years Ended December 31,
                                                              ---------------------------
                                                                   2006          2005
                                                              ------------- -------------
EQ/FI Small/Mid Cap Value 1.00%
 MRP 1.00%
 Unit value, end of period ..................................   $  15.80      $  14.20
 Net Assets (000's) .........................................   $ 10,479      $ 10,150
 Number of units outstanding, end of period (000's) .........        663           715
 Total Return** .............................................      11.27%        10.06%
EQ/GAMCO Small Company Value(i)
 MRP 1.00%
 Unit value, end of period ..................................   $  10.90            --
 Net Assets (000's) .........................................   $    176            --
 Number of units outstanding, end of period (000's) .........         16            --
 Total Return** .............................................       8.96%           --
EQ/Janus Large Cap Growth
 RIA 0.00%
 Unit value, end of period ..................................   $  69.36      $  68.55
 Net Assets (000's) .........................................   $    250      $    106
 Number of units outstanding, end of period (000's) .........          4             2
 Total Return** .............................................       1.18%         7.29%
EQ/JPMorgan Value Opportunities
 RIA 0.00%
 Unit value, end of period ..................................   $ 159.01      $ 132.10
 Net Assets (000's) .........................................   $    399      $    360
 Number of units outstanding, end of period (000's) .........          3             3
 Total Return** .............................................      20.37%         3.93%
EQ/Marsico Focus
 RIA 0.00%
 Unit value, end of period ..................................   $ 164.80      $ 150.75
 Net Assets (000's) .........................................   $    468      $    676
 Number of units outstanding, end of period (000's) .........          3             4
 Total Return** .............................................       9.32%        10.71%
EQ/Mercury Basic Value Equity
 RIA 0.00%
 Unit value, end of period ..................................   $ 226.87      $ 187.64
 Net Assets (000's) .........................................   $    403      $    461
 Number of units outstanding, end of period (000's) .........          2             2
 Total Return** .............................................      20.91%         2.95%
EQ/Mercury International Value (f)
 RIA 0.00%
 Unit value, end of period ..................................   $ 169.44      $ 134.82
 Net Assets (000's) .........................................   $    401      $    518
 Number of units outstanding, end of period (000's) .........          2             4
 Total Return** .............................................      25.68%        10.84%



                                                                      Years Ended December 31,
                                                              -----------------------------------------
                                                                   2004          2003          2002
                                                              ------------- ------------- -------------
EQ/FI Small/Mid Cap Value 1.00%
 MRP 1.00%
 Unit value, end of period ..................................   $  12.90      $  11.08      $    8.43
 Net Assets (000's) .........................................   $  6,615      $  4,772      $   3,153
 Number of units outstanding, end of period (000's) .........        513           431            374
 Total Return** .............................................      16.44%        31.44%        (16.11)%
EQ/GAMCO Small Company Value(i)
 MRP 1.00%
 Unit value, end of period ..................................         --            --             --
 Net Assets (000's) .........................................         --            --             --
 Number of units outstanding, end of period (000's) .........         --            --             --
 Total Return** .............................................         --            --             --
EQ/Janus Large Cap Growth
 RIA 0.00%
 Unit value, end of period ..................................   $  63.89      $  56.98      $   45.27
 Net Assets (000's) .........................................   $    180      $    136      $     106
 Number of units outstanding, end of period (000's) .........          3             2              2
 Total Return** .............................................      12.13%        25.87%        (30.31)%
EQ/JPMorgan Value Opportunities
 RIA 0.00%
 Unit value, end of period ..................................   $ 127.11      $ 114.64      $   90.40
 Net Assets (000's) .........................................   $    359      $    318      $     264
 Number of units outstanding, end of period (000's) .........          3             3              3
 Total Return** .............................................      10.88%        26.81%        (19.05)%
EQ/Marsico Focus
 RIA 0.00%
 Unit value, end of period ..................................   $ 136.17      $ 123.22      $   93.97
 Net Assets (000's) .........................................   $    399      $    290      $     145
 Number of units outstanding, end of period (000's) .........          3             2              2
 Total Return** .............................................      10.51%        31.13%        (11.56)%
EQ/Mercury Basic Value Equity
 RIA 0.00%
 Unit value, end of period ..................................   $ 182.26      $ 164.84      $  125.65
 Net Assets (000's) .........................................   $  1,259      $  1,236      $   1,135
 Number of units outstanding, end of period (000's) .........          7             8              9
 Total Return** .............................................      10.59%        31.17%        (16.66)%
EQ/Mercury International Value (f)
 RIA 0.00%
 Unit value, end of period ..................................   $ 121.64      $  99.99      $   78.10
 Net Assets (000's) .........................................   $    282      $    357      $     373
 Number of units outstanding, end of period (000's) .........          2             4              5
 Total Return** .............................................      21.64%        28.03%        (16.63)%

                                     FSA-84

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Continued)


                                                                                   Years Ended December 31,
                                                              -------------------------------------------------------------------
                                                                   2006         2005         2004          2003          2002
                                                              ------------- ------------ ------------ ------------- -------------
EQ/MFS Emerging Growth Companies
 RIA 0.00%
 Unit value, end of period ..................................   $ 128.71    $ 119.42       $ 109.53     $  97.26      $  75.21
 Net Assets (000's) .........................................   $    688    $    703       $  1,570     $  1,469      $  1,735
 Number of units outstanding, end of period (000's) .........          5           6             14           15            23
 Total Return** .............................................       7.78%       9.03%         12.62%       29.31%       (34.32)%
EQ/MFS Emerging Growth Companies
 MRP 1.00%
 Unit value, end of period ..................................   $   5.49    $   5.14       $   4.77     $   4.29      $   3.36
 Net Assets (000's) .........................................   $  2,458    $  2,233       $  1,737     $  1,265      $    629
 Number of units outstanding, end of period (000's) .........        446         434            362          295           187
 Total Return** .............................................       6.81%       7.78%         11.27%       27.68%       (35.32)%
EQ/MFS Investors Trust
 RIA 0.00%
 Unit value, end of period ..................................   $ 113.19    $ 100.22       $  93.50     $  83.93      $  68.77
 Net Assets (000's) .........................................   $     89    $     97       $     54     $     47      $     43
 Number of units outstanding, end of period (000's) .........          1           1              1            1             1
 Total Return** .............................................      12.94%       7.19%         11.40%       22.04%       (21.02)%
EQ/Money Market
 RIA 0.05%
 Unit value, end of period ..................................   $ 162.84    $ 155.57       $ 151.28     $ 149.82      $ 148.67
 Net Assets (000's) .........................................   $  1,295    $    969       $  1,610     $  2,671      $  7,065
 Number of units outstanding, end of period (000's) .........          8           6             11           18            48
 Total Return** .............................................       4.67%       2.84%          0.98%        0.77%         1.44%
EQ/PIMCO Real Return (i)
 MRP 1.00%
 Unit value, end of period ..................................   $  10.23
 Net Assets (000's) .........................................   $     83
 Number of units outstanding, end of period (000's) .........          8
 Total Return** .............................................       2.30%
EQ/Small Cap Value
 RIA 0.00%
 Unit value, end of period ..................................   $ 228.94    $ 197.17       $ 188.35     $ 160.84      $ 117.08
 Net Assets (000's) .........................................   $    597    $    749       $    844     $    719      $    482
 Number of units outstanding, end of period (000's) .........          3           4              4            5             4
 Total Return** .............................................      16.11%       4.69%         17.11%       37.37%       (13.85)%
EQ/Small Company Index
 MRP 1.00%
 Unit value, end of period ..................................   $  15.59    $  13.38       $  12.99     $  11.18      $   7.76
 Net Assets (000's) .........................................   $  4.907    $  3,168       $  2,877     $  1,756      $    608
 Number of units outstanding, end of period (000's) .........        312         237            219          157            79
 Total Return** .............................................      16.52%       3.07%         16.15%       44.07%       (22.17)%

                                     FSA-85

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

7. Accumulation Unit Values (Concluded)


                                                                                  Years Ended December 31,
                                                              ----------------------------------------------------------------
                                                                  2006         2005         2004         2003         2002
                                                              ------------ ------------ ------------ ------------ ------------
EQ/Van Kampen Emerging Markets Equity
 RIA 0.00%
 Unit value, end of period .................................. $ 408.83     $ 298.30     $ 224.66     $ 181.64     $ 116.49
 Net Assets (000's) ......................................... $    875     $    516      $   383      $   366      $   214
 Number of units outstanding, end of period (000's) .........        2            2            2            2            2
 Total Return** .............................................    37.05%       32.78%       23.68%       55.93%       (5.91)%
EQ/Van Kampen Emerging Markets Equity(i)
 MRP 1.00%
 Unit value, end of period .................................. $  11.75
 Net Assets (000's) ......................................... $    495
 Number of units outstanding, end of period (000's) .........       42
 Total Return** .............................................    17.50%

   (a) A substitution of EQ/AXP New Dimensions Portfolio for EQ/Capital Guardian U.S. Equity Portfolio occurred on July 12, 2002.
   (b) A substitution of EQ/AXP Strategy Aggressive Portfolio for EQ/AllianceBernstein Small Cap Growth Portfolio occurred on July 12, 2002.
   (c) A substitution of EQ/MFS Research Portfolio for EQ/Capital Guardian Research Portfolio occurred on November 22, 2002.
   (d) A substitution of EQ/Alliance Global Portfolio for EQ/Alliance International Bernstein Portfolio occurred on November 22, 2002.
   (e)  Units were made available for sale on November 22, 2002.
   (f) A substitution of EQ/T. Rowe Price International Portfolio for EQ/Mercury International Value Portfolio occurred on April 26, 2002.
   (g) A substitution of EQ/Technology Portfolio for Alliance Premier VIP Technology Portfolio occurred on May 14, 2004.
   (h) A substitution of EQ/Alliance Growth Investors Portfolio occurred on November 22, 2002. Units were purchased in Separate Account No. 10 (Alliance Balanced Portfolio).
   (i)  Units were available for sale on May 1, 2006.
   (*) Expenses as a percentage of Average Net Assets (0.05%, 0.25%, 0.40%, 0.50%, 1.00%, 1.04%, 1.25%, 1.40%, 1.50%, 1.66% annualized) for each period indicated charges made directly to contract owner account through the redemption of units and expenses of the underlying fund have been excluded.
   (**) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated from the effective date through the end of the reporting period.

                                     FSA-86

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

8. Investment Income Ratios

   Shown below is the Investment Income Ratios throughout the periods indicated for Separate Accounts 13, 10, 4 and 3. The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the periods indicated.

                                     2006       2005       2004       2003       2002
                                  ---------- ---------- ---------- ---------- ----------
Separate Account No. 13 .........    4.92%      4.10%      3.81%      3.49%      4.25%
Separate Account No. 10 .........    3.03       2.57       2.19       2.25       2.89
Separate Account No. 4 ..........    0.69       0.46       0.46       0.47       0.40
Separate Account No. 3 ..........    0.40       0.11       0.14       0.27       0.26

   Shown below is the Investment Income Ratios throughout the periods indicated for Separate Account No. 66. These amounts represent the dividends, excluding distributions of capital gains, received by the Account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Account is affected by the timing of the declaration of dividends by the underlying fund in which the Account invests. The investment income ratios previously disclosed for 2005, 2004 and 2003 incorrectly included capital gains distributions as a component of net investment income. The ratios disclosed below have been revised to exclude such distributions.

                                                    2006       2005       2004       2003       2002
                                                 ---------- ---------- ---------- ---------- ----------
AXA Premier VIP High Yield .....................    5.95%      7.88%      6.25%      5.10%      8.55%
AXA Premier VIP Technology .....................      --         --       1.22%        --         --
EQ/AllianceBernstein Growth and Income .........    1.39%      1.08%      1.47%      1.08%      1.26%
EQ/AllianceBernstein Intermediate Government
 Securities ....................................    4.02%      1.55%      3.13%      4.25%      6.12%
EQ/AllianceBernstein International .............    1.72%      1.75%      2.11%      2.02%        --
EQ/AllianceBernstein Large Cap Growth ..........      --         --         --         --         --
EQ/AllianceBernstein Quality Bond ..............    3.24%      3.29%      3.43%      2.51%      3.96%
EQ/AllianceBernstein Small Cap Growth ..........      --         --         --         --         --
EQ/AllianceBernstein Value .....................    1.64%      0.78%      1.39%      1.41%      1.71%
EQ/Calvert Socially Responsible ................      --         --         --         --         --
EQ/Capital Guardian Growth .....................    0.14%      0.22%      0.50%      0.07%      0.12%
EQ/Capital Guardian International ..............    1.53%      1.69%      1.55%      1.48%      1.76%
EQ/Capital Guardian Research ...................    0.57%      0.55%      0.63%      0.44%      0.58%
EQ/Capital Guardian U.S. Equity ................    1.35%      0.55%      0.52%      0.37%      0.53%
EQ/Equity 500 Index ............................    1.64%      1.32%      1.69%      1.31%      2.03%
EQ/Evergreen Omega .............................    4.52%      0.05%      0.29%        --         --
EQ/FI Mid Cap ..................................    2.75%      7.85%      2.28%        --       0.02%
EQ/FI Mid Cap Value ............................    0.30%      5.10%      2.61%      0.39%      0.61%
EQ/GAMCO Small Company Value ...................    2.28%        --         --         --         --
EQ/Janus Large Cap Growth ......................      --         --       0.28%        --         --
EQ/JPMorgan Value Opportunities ................    4.29%      1.52%      1.32%      1.37%      1.13%
EQ/Marsico Focus ...............................    0.73%        --         --         --         --
EQ/Mercury Basic Value Equity ..................    2.69%      0.95%      2.04%      0.48%      1.16%
EQ/Mercury International Value .................    2.42%      1.92%      1.44%      2.10%      0.84%
EQ/MFS Emerging Growth Companies ...............      --         --         --         --         --
EQ/MFS Investors Trust .........................    0.87%      0.61%      0.59%      0.60%      0.53%
EQ/Money Market ................................    3.80%      2.93%      0.84%      0.49%      1.68%
EQ/PIMCO Real Return ...........................    8.98%        --         --         --         --

                                     FSA-87

Separate Account Nos. 13 (Pooled), 10 (Pooled), 4 (Pooled), 3 (Pooled) and 66 of AXA Equitable Life Insurance Company


     Notes to Financial Statements (Continued)
     December 31, 2006
--------------------------------------------------------------------------------

8. Investment Income Ratios (Concluded)


EQ/Small Cap Value ............................ 4.67%      3.93%      5.70%      0.91%      1.23%
EQ/Small Company Index ........................ 1.39%      1.15%      2.58%      0.37%      0.67%
EQ/Van Kampen Emerging Markets Equity ......... 0.60%      0.51%      0.60%      0.79%        --


                                     FSA-88

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholder of AXA Equitable Life Insurance Company

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of AXA Equitable Life Insurance Company and its subsidiaries ("AXA Equitable") at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of AllianceBernstein L.P. and AllianceBernstein Holding L.P., subsidiaries of AXA Equitable, as of and for the year ended December 31, 2005, whose statements reflect total assets of seven percent of the related consolidated total as of December 31, 2005, and total revenues of thirty-six percent of the related consolidated total for the year ended December 31, 2005. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for AllianceBernstein L.P. and AllianceBernstein Holding L.P., is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 of the Notes to Consolidated Financial Statements, the Company changed its method of accounting for share-based compensation on January 1, 2006, for defined benefit pension and other postretirement plans on December 31, 2006 and for certain nontraditional long-duration contracts and Separate Accounts on January 1, 2004.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 15, 2007

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The General Partner and Unitholders
AllianceBernstein L.P.

We have audited the accompanying consolidated statement of financial condition of AllianceBernstein L.P. and subsidiaries ("AllianceBernstein"), formerly Alliance Capital Management L.P., as of December 31, 2005, and the related consolidated statements of income, changes in partners' capital and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the management of the General Partner. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AllianceBernstein as of December 31, 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
New York, New York
February 24, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The General Partner and Unitholders
AllianceBernstein Holding L.P.

We have audited the accompanying statement of financial condition of AllianceBernstein Holding L.P. ("AllianceBernstein Holding"), formerly Alliance Capital Management Holding L.P., as of December 31, 2005, and the related statements of income, changes in partners' capital and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2005. These financial statements are the responsibility of the management of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AllianceBernstein Holding as of December 31, 2005, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
New York, New York
February 24, 2006

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2006 AND 2005

                                                                                    2006                 2005
                                                                              ---------------       --------------
                                                                                         (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities available for sale, at estimated fair value..............  $    29,031.1         $   30,034.8
  Mortgage loans on real estate.............................................        3,240.7              3,233.9
  Equity real estate, held for the production of income.....................          569.6                616.2
  Policy loans..............................................................        3,898.1              3,824.2
  Other equity investments..................................................        1,562.1              1,208.5
  Trading securities........................................................          465.1                314.3
  Other invested assets.....................................................          891.6                890.2
                                                                              ---------------       --------------
    Total investments.......................................................       39,658.3             40,122.1
Cash and cash equivalents...................................................        1,268.0              1,112.1
Cash and securities segregated, at estimated fair value.....................        1,864.0              1,720.8
Broker-dealer related receivables...........................................        3,481.0              2,929.1
Deferred policy acquisition costs...........................................        8,316.5              7,557.3
Goodwill and other intangible assets, net...................................        3,738.6              3,758.8
Amounts due from reinsurers.................................................        2,689.3              2,604.4
Loans to affiliates.........................................................          400.0                400.0
Other assets................................................................        3,068.8              3,787.6
Separate Accounts' assets...................................................       84,801.6             69,997.0
                                                                              ---------------       --------------

TOTAL ASSETS................................................................  $   149,286.1         $  133,989.2
                                                                              ===============       ==============
LIABILITIES
Policyholders' account balances.............................................  $    26,439.0         $   27,194.0
Future policy benefits and other policyholders liabilities..................       14,085.4             13,997.8
Broker-dealer related payables..............................................          950.3              1,226.9
Customers related payables..................................................        3,980.7              2,924.3
Amounts due to reinsurers...................................................        1,070.8              1,028.3
Short-term and long-term debt...............................................          783.0                855.4
Loans from affiliates.......................................................          325.0                325.0
Income taxes payable........................................................        2,974.2              2,895.6
Other liabilities...........................................................        1,815.8              1,735.0
Separate Accounts' liabilities..............................................       84,801.6             69,997.0
Minority interest in equity of consolidated subsidiaries....................        2,289.9              2,096.4
Minority interest subject to redemption rights..............................          288.0                271.6
                                                                              ---------------       --------------
    Total liabilities.......................................................      139,803.7            124,547.3
                                                                              ---------------       --------------

Commitments and contingent liabilities (Notes 2, 5, 9, 18 and 19)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
   issued and outstanding...................................................            2.5                  2.5
Capital in excess of par value..............................................        5,139.6              4,976.3
Retained earnings...........................................................        4,507.6              4,030.8
Accumulated other comprehensive (loss) income...............................         (167.3)               432.3
                                                                              ---------------       --------------
    Total shareholder's equity..............................................        9,482.4              9,441.9
                                                                              ---------------       --------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................  $   149,286.1         $  133,989.2
                                                                              ===============       ==============


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                     2006             2005             2004
                                                                ---------------  ---------------  ---------------
                                                                                 (IN MILLIONS)
REVENUES
Universal life and investment-type product
  policy fee income...........................................  $    2,252.7     $     1,889.3    $     1,595.4
Premiums......................................................         817.8             881.7            879.6
Net investment income.........................................       2,397.0           2,491.8          2,500.8
Investment gains, net.........................................          46.9              55.4             65.0
Commissions, fees and other income............................       4,373.0           3,626.2          3,384.1
                                                                ---------------  ---------------  ---------------
      Total revenues..........................................       9,887.4           8,944.4          8,424.9
                                                                ---------------  ---------------  ---------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................       1,960.5           1,859.8          1,867.1
Interest credited to policyholders' account balances..........       1,082.5           1,065.5          1,038.1
Compensation and benefits.....................................       2,090.4           1,802.9          1,604.9
Commissions...................................................       1,394.4           1,128.7          1,017.3
Distribution plan payments....................................         292.9             292.0            374.2
Amortization of deferred sales commissions....................         100.4             132.0            177.4
Interest expense..............................................          70.4              76.3             76.8
Amortization of deferred policy acquisition costs.............         689.3             601.3            472.9
Capitalization of deferred policy acquisition costs...........      (1,363.4)         (1,199.4)        (1,015.9)
Rent expense..................................................         204.1             165.2            185.0
Amortization of other intangible assets.......................          23.6              23.5             22.9
Other operating costs and expenses............................       1,262.6             952.4            928.4
                                                                ---------------  ---------------  ---------------
      Total benefits and other deductions.....................       7,807.7           6,900.2          6,749.1
                                                                ---------------  ---------------  ---------------

Earnings from continuing operations before
  income taxes and minority interest..........................       2,079.7           2,044.2          1,675.8
Income taxes..................................................        (427.3)           (519.2)          (396.9)
Minority interest in net income of consolidated subsidiaries..        (599.9)           (466.9)          (384.0)
                                                                ---------------  ---------------  ---------------

Earnings from continuing operations...........................       1,052.5           1,058.1            894.9
Earnings from discontinued operations, net of income taxes....          26.2              15.7              6.8
(Losses) gains on disposal of discontinued operations,
   net of income taxes........................................          (1.9)              -               31.1
Cumulative effect of accounting changes, net of
   income taxes...............................................           -                 -               (2.9)
                                                                ---------------  ---------------  ---------------
Net Earnings..................................................  $    1,076.8     $     1,073.8    $       929.9
                                                                ===============  ===============  ===============


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
    CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                         2006             2005             2004
                                                                    ---------------   --------------   --------------
                                                                                       (IN MILLIONS)
SHAREHOLDER'S EQUITY

Common stock, at par value, beginning and end of year.............  $         2.5     $        2.5     $        2.5
                                                                    ---------------   --------------   --------------

Capital in excess of par value, beginning of year.................        4,976.3          4,890.9          4,848.2
Changes in capital in excess of par value.........................          163.3             85.4             42.7
                                                                    ---------------   --------------   --------------
Capital in excess of par value, end of year.......................        5,139.6          4,976.3          4,890.9
                                                                    ---------------   --------------   --------------

Retained earnings, beginning of year..............................        4,030.8          3,457.0          3,027.1
Net earnings......................................................        1,076.8          1,073.8            929.9
Dividends on common stock.........................................         (600.0)          (500.0)          (500.0)
                                                                    ---------------   --------------   --------------
Retained earnings, end of year....................................        4,507.6          4,030.8          3,457.0
                                                                    ---------------   --------------   --------------

Accumulated other comprehensive income, beginning of year.........          432.3            874.1            892.8
Other comprehensive loss .........................................         (150.1)          (441.8)           (18.7)
Adjustment to initially apply SFAS No.158, net of income taxes ...         (449.5)             -                -
                                                                    ---------------   --------------   --------------
Accumulated other comprehensive (loss) income, end of year........         (167.3)           432.3            874.1
                                                                    ---------------   --------------   --------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR...........................  $     9,482.4     $    9,441.9     $    9,224.5
                                                                    ===============   ==============   ==============

COMPREHENSIVE INCOME
Net earnings......................................................  $     1,076.8     $    1,073.8     $      929.9
                                                                    ---------------   --------------   --------------
Change in unrealized losses, net of reclassification
   adjustments....................................................         (150.1)          (441.8)           (31.1)
Cumulative effect of accounting changes...........................            -                -               12.4
                                                                    ---------------   --------------   --------------
Other comprehensive loss..........................................         (150.1)          (441.8)           (18.7)
                                                                    ---------------   --------------   --------------
COMPREHENSIVE INCOME..............................................  $       926.7     $      632.0     $      911.2
                                                                    ===============   ==============   ==============


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                      2006              2005             2004
                                                                 ---------------   ---------------  ---------------
                                                                                   (IN MILLIONS)

Net earnings..................................................   $     1,076.8     $    1,073.8     $       929.9
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances........         1,082.5          1,065.5           1,038.1
  Universal life and investment-type product
    policy fee income.........................................        (2,252.7)        (1,889.3)         (1,595.4)
  Net change in broker-dealer and customer related
    receivables/payables......................................           117.2           (347.4)            379.6
  Investment gains, net.......................................           (46.9)           (55.4)            (65.0)
  Change in deferred policy acquisition costs.................          (674.1)          (598.1)           (543.0)
  Change in future policy benefits............................            52.7             64.4             129.3
  Change in income tax payable................................           425.9            340.5             349.6
  Change in accounts payable and accrued expenses.............            85.5             23.7             (27.4)
  Change in segregated cash and securities, net...............          (143.2)          (231.8)           (203.2)
  Minority interest in net income of consolidated subsidiaries           599.9            466.9             384.1
  Change in fair value of guaranteed minimum income
    benefit reinsurance contracts.............................            14.8            (42.6)            (61.0)
  Amortization of deferred sales commissions..................           100.4            132.0             177.4
  Other depreciation and amortization.........................           144.9            149.6             210.3
  Amortization of other intangible assets, net................            23.6             23.6              22.9
  Losses (gains) on disposal of discontinued operations ......             1.9              -               (31.1)
  Other, net..................................................           363.5           (134.6)             14.3
                                                                 ---------------   ---------------  ---------------

Net cash provided by (used in) operating activities...........           972.7             40.8           1,109.4
                                                                 ---------------   ---------------  ---------------

Cash flows from investing activities:
  Maturities and repayments...................................         2,962.2          2,926.2           3,341.9
  Sales of investments........................................         1,536.9          2,432.9           2,983.6
  Purchases of investments....................................        (4,262.3)        (5,869.1)         (7,052.5)
  Change in short-term investments............................            65.6             13.8             (18.4)
  Purchase of minority interest in consolidated subsidiary ...             -                -              (410.7)
  Increased in capitalized software, leasehold improvements
     and EDP equipment .......................................          (146.1)          (101.2)            (69.3)
  Other, net..................................................          (390.4)          (116.3)            173.2
                                                                 ---------------   ---------------  ---------------

Net cash used in investing activities.........................          (234.1)          (713.7)         (1,052.2)
                                                                 ---------------   ---------------  ---------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                      2006               2005               2004
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)
Cash flows from financing activities:
  Policyholders' account balances:
    Deposits..................................................   $    3,865.2       $     3,816.8      $     4,029.4
    Withdrawals from and transfers to Separate Accounts.......       (3,569.1)           (2,779.1)          (2,716.0)
  Net change in short-term financings.........................          327.7                 -                  -
  Repayments of long-term debt ...............................         (400.0)             (400.0)               -
  Proceeds in loans from affiliates...........................            -                 325.0                -
  Shareholder dividends paid..................................         (600.0)             (500.0)            (500.0)
  Other, net..................................................         (206.5)             (417.3)            (130.1)
                                                                -----------------  -----------------  -----------------

Net cash (used in) provided by financing activities...........         (582.7)               45.4              683.3
                                                                -----------------  -----------------  -----------------

Change in cash and cash equivalents...........................          155.9              (627.5)             740.5
Cash and cash equivalents, beginning of year..................        1,112.1             1,739.6              999.1
                                                                -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year........................   $    1,268.0       $     1,112.1      $     1,739.6
                                                                =================  =================  =================

Supplemental cash flow information:

  Interest Paid...............................................   $       59.9       $        74.5      $        86.2
                                                                =================  =================  =================
  Income Taxes (Refunded) Paid................................   $      (40.8)      $       146.5      $       154.4
                                                                =================  =================  =================


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)      ORGANIZATION

        AXA Equitable Life Insurance Company ("AXA Equitable," and collectively with its consolidated subsidiaries the "Company") is an indirect, wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial," and collectively with its consolidated subsidiaries, "AXA Financial Group"). AXA Financial is a wholly owned subsidiary of AXA, a French holding company for an international group of insurance and related financial services companies.

        The Company conducts operations in two business segments: the Insurance and Investment Management segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

        Insurance
        ---------

        The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, variable and fixed-interest annuity products, mutual funds and other investment products and asset management to individuals and small and medium size businesses and professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Company's insurance business is conducted principally by AXA Equitable and its wholly owned life insurance subsidiary, AXA Life and Annuity Company ("AXA Life"), formerly The Equitable of Colorado.

        Investment Management
        ---------------------

        The Investment Management segment (formerly the Investment Services segment) is principally comprised of the investment management business of AllianceBernstein L.P., a Delaware limited partnership, and its subsidiaries ("AllianceBernstein"). AllianceBernstein provides research, diversified investment management and related services globally to a broad range of clients. Its principal services include: (a) institutional investments, including unaffiliated corporate and public employee pension funds, endowment funds, domestic and foreign institutions and governments, by means of separately managed accounts, sub-advisory relationships, structured products, group trusts, mutual funds and other investment vehicles, (b) retail, servicing individual investors, primarily by means of retail mutual funds, sub-advisory relationships in respect of mutual funds sponsored by third parties, separately managed account programs that are sponsored by various financial intermediaries worldwide, and other investment vehicles, (c) private clients, including high-net-worth individuals, trusts and estates, charitable foundations, partnerships, private and family corporations and other entities, by means of separately managed accounts, hedge funds, mutual funds, and other investment vehicles, and
        (d) institutional research by means of in-depth independent, fundamental research, portfolio strategy, trading and brokerage-related services. Principal subsidiaries of AllianceBernstein include: SCB Inc., formally known as Sanford C. Bernstein, Inc. ("Bernstein"), Sanford C. Bernstein & Co. LLC ("SCB LLC"), Sanford C. Bernstein Limited ("SCBL") and SCB Partners, Inc. ("SCB Partners"). This segment includes institutional Separate Accounts principally managed by AllianceBernstein that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

        In October 2000, AllianceBernstein acquired substantially all of the assets and liabilities of SCB Inc (the "Bernstein Acquisition"). AXA Financial agreed to provide liquidity to these former Bernstein shareholders after a two-year lockout period that ended October 2002. Since 2002, the Company acquired 18.9 million units in AllianceBernstein L.P. ("AllianceBernstein Units") at the aggregate market price of $660.4 million from SCB Inc and SCB Partners under a preexisting agreement and recorded additional goodwill of $217.9 million and other intangible assets of $26.9 million. Minority interest subject to redemption rights represents the remaining 16.3 million of private AllianceBernstein Units issued to former Bernstein shareholders in connection with AllianceBernstein's acquisition of Bernstein. At December 31, 2006 and 2005, the Company's consolidated economic interest in AllianceBernstein was 45.6% and 46.3%, respectively. At December 31, 2006 and 2005,
        AXA Financial Group's consolidated economic interest in AllianceBernstein was approximately 60.3% and 61.1%, respectively. On

        February 23, 2007, AXA Financial purchased another tranche of 8.16 million AllianceBernstein Units pursuant to an exercise of the AllianceBernstein put at a purchase price of approximately $745.7 million. After the purchase, together with its ownership with other AXA Financial Group companies, the beneficial ownership in AllianceBernstein L.P. increased by approximately 3% to 63.3%. The remaining 8.16 million AllianceBernstein Units may be sold to AXA Financial at the prevailing market price no sooner than nine months after the February 23, 2007 purchase or over the following period ending October 2, 2009.

2)      SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

        The accompanying consolidated financial statements include the accounts of AXA Equitable and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally AllianceBernstein; and those investment companies, partnerships and joint ventures in which AXA Equitable or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

        All significant intercompany transactions and balances have been eliminated in consolidation. The years "2006," "2005" and "2004" refer to the years ended December 31, 2006, 2005 and 2004, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation. The consolidated statements of cash flows for 2005 and 2004 have been revised to reflect cash outflows related to capitalized software, leasehold improvements and EDP equipment as cash used in investing activities rather than cash used by operating activities to be consistent with the 2006 presentation.

        Accounting Changes
        ------------------

        On December 31, 2006, the Company implemented SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," requiring employers to recognize the over or under funded status of such benefit plans as an asset or liability in the balance sheet for reporting periods ending after December 15, 2006 and to recognize subsequent changes in that funded status as a component of other comprehensive income. The funded status of a plan is measured as the difference between plan assets at fair value and the projected benefit obligation for pension plans or the benefit obligation for any other postretirement plan. SFAS No. 158 does not change the determination of net periodic benefit cost or its presentation in the statement of earnings. However, its requirements represent a significant change to previous accounting guidance that generally delayed recognition of certain changes in plan assets and benefit obligations in the balance sheet and only required disclosure of the complete funded status of the plans in the notes to the financial statements.

        As required by SFAS No. 158, the $449.5 million, net of income tax and minority interest, impact of initial adoption has been reported as an adjustment to the December 31, 2006 balance of accumulated other comprehensive income in the accompanying consolidated financial statements. The consequent recognition of the funded status of its defined benefit pension at December 31, 2006 reduced total assets by approximately $684.2 million, due to the reduction of prepaid pension cost of $684.2 million and decreased total liabilities by approximately $234.7 million. The change in liabilities principally resulted from the decrease in income taxes payable of $242.7 million partially offset by an increase in benefit plan liabilities of $12.0 million. See Note 12 of Notes to Consolidated Financial Statements for further information.

        SFAS No. 158 imposes an additional requirement, effective for fiscal years ending after December 15, 2008, to measure plan assets and benefit obligations as of the date of the employer's year-end balance sheet, thereby eliminating the option to elect an earlier measurement date alternative of not more than three months prior to that date, if used consistently each year. This provision of SFAS No. 158 will have no impact on the Company as it already uses a December 31 measurement date for all of its plan assets and benefits obligations.

        On January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment". To effect its adoption, the Company elected the "modified prospective method" of transition. Under this method, prior-period results were not restated. Prior to the adoption of SFAS No. 123(R), The Company had elected to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and, as a result, the recognition of stock-based compensation expense generally was limited to amounts attributed to awards of restricted shares and various cash-settled programs such as stock appreciation rights. SFAS No. 123(R) requires the cost of all share-based payments to employees to be recognized in the financial statements based on their fair values, resulting in compensation expense for certain types of the Company's equity-classified award programs for which no cost previously would have been charged to net earnings under APB No. 25, most notably for employee options to purchase AXA American Depository Receipts ("ADRs") and AXA ordinary shares and for employee stock purchase plans. As a result of adopting SFAS No. 123(R) on January 1, 2006, consolidated earnings from continuing operations before income taxes and minority interest for 2006 and consolidated net earnings for 2006 were $46.9 million and $29.9 million lower, respectively, than if these plans had continued to be accounted for under APB No. 25.

        Under the modified prospective method, the Company applied the measurement, recognition, and attribution requirements of SFAS No. 123(R) to stock-based compensation awards granted, modified, repurchased or cancelled on or after January 1, 2006. In addition, beginning in first quarter 2006, costs associated with unvested portions of outstanding employee stock option awards at January 1, 2006 that prior to adoption of SFAS No. 123(R) would have been reflected by the Company only in pro forma disclosures, were recognized in the consolidated statement of earnings over the awards' remaining future service-vesting periods. Liability-classified awards outstanding at January 1, 2006, such as performance units and stock appreciation rights, were remeasured to fair value. The remeasurement resulted in no adjustment to their intrinsic value basis, including the cumulative effect of differences between actual and expected forfeitures, primarily due to the de minimis time remaining to expected settlement of these awards.

        Effective with its adoption of SFAS No. 123(R), the Company elected the "short-cut" transition alternative for approximating the historical pool of windfall tax benefits available in shareholder's equity at January 1, 2006 as provided by the Financial Accounting Standards Board (the "FASB") in FASB Staff Position ("FSP") No. 123(R)-3, "Transition Election Related to Accounting For the Tax Effects of Share-Based Payment Awards". This historical pool represents the cumulative tax benefits of tax deductions for employee share-based payments in excess of compensation costs recognized under GAAP, either in the financial statements or in the pro forma disclosures. In the event that a shortfall of tax benefits occurs during a reporting period (i.e. tax deductions are less than the related cumulative compensation expense), the historical pool will be reduced by the amount of the shortfall. If the shortfall exceeds the amount of the historical pool, there will be a negative impact on the results of operations. In 2006, additional windfall tax benefits resulted from employee exercises of stock option awards.

        On January 1, 2006, the Company adopted the provisions of SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of APB No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include transition provisions. To enhance comparability, this statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The cumulative effect of the change is reported in the carrying value of assets and liabilities as of the first period presented, with the offset applied to opening retained earnings. Each period presented is adjusted to show the period specific effects of the change. Only direct effects of the change will be retrospectively recognized; indirect effects will be recognized in the period of change. SFAS No. 154 carries forward without change APB No. 20's guidance for reporting the correction of an error and a change in accounting estimate as well as SFAS No. 3's provisions governing reporting accounting changes in interim financial statements. The adoption of SFAS No. 154 did not have an impact on the Company's results of operations or financial position.

        In third quarter 2004, the Company began to implement FSP No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003", that provides guidance on employers' accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MMA") signed into law in December 2003. The MMA introduced a prescription drug benefit under Medicare Part D that would go into effect in 2006 as well as a Federal subsidy to employers whose plans provide an "actuarially equivalent" prescription drug benefit. FSP No. 106-2 required the effects of the MMA to be reflected in measurements of the accumulated postretirement benefits obligation and net periodic postretirement benefit cost made on or after the date of enactment. As permitted by FSP No. 106-2, the Company initially elected to defer these remeasurements and to provide required disclosures pending regulations regarding the determination of eligibility for the Federal subsidy under the MMA. Following consideration of regulations and guidance issued by the Center for Medicare and Medicaid Services in fourth quarter 2005, management and its actuarial advisors concluded that the prescription drug benefits provided under the Company's retiree medical plans are actuarially equivalent to the new Medicare prescription drug benefits. Consequently, the estimated subsidy has been reflected in measurements of the accumulated postretirement benefits obligations for these plans as of January 1, 2005, and the resulting aggregate reduction of $51.9 million was accounted for prospectively as an actuarial experience gain in accordance with FSP No. 106-2. The impact of the MMA, including the effect of the subsidy, resulted in a decrease in the annual net periodic postretirement benefits costs for 2005 of approximately $7.4 million.

        At March 31, 2004, the Company completed its transition to the consolidation and disclosure requirements of FASB Interpretation ("FIN") 46(R), "Consolidation of Variable Interest Entities, Revised".

        At December 31, 2006 and 2005, the Insurance Group's General Account held $5.8 million of investment assets issued by VIEs and determined to be significant variable interests under FIN 46(R). At December 31, 2006 and 2005, as reported in the consolidated balance sheet, these investments included $4.7 million of fixed maturities (collateralized debt and loan obligations) and $1.1 million of other equity investments (principally investment limited partnership interests) and are subject to ongoing review for impairment in value. These VIEs do not require consolidation because management has determined that the Insurance Group is not the primary beneficiary. These variable interests at December 31, 2006 represent the Insurance Group's maximum exposure to loss from its direct involvement with the VIEs. The Insurance Group has no further economic interest in these VIEs in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations.

        Management of AllianceBernstein has reviewed its investment management agreements and its investments in and other financial arrangements with certain entities that hold client assets under management to determine the entities that AllianceBernstein is required to consolidate under FIN 46(R). These include certain mutual fund products domiciled in Luxembourg, India, Japan, Singapore and Australia (collectively, the "Offshore Funds"), hedge funds, structured products, group trusts and joint ventures.

        AllianceBernstein derived no direct benefit from client assets under management of these entities other than investment management fees and cannot utilize those assets in its operations.

        AllianceBernstein has significant variable interests in certain other VIEs with approximately $226.4 million in client assets under management. However, these VIEs do not require consolidation because management has determined that AllianceBernstein is not the primary beneficiary. AllianceBernstein's maximum exposure to loss in these entities is limited to its investments in and prospective investment management fees earned in these entities.

        Effective January 1, 2004, the Company adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts." SOP 03-1 required a change in the Company's accounting policies relating to
        (a) general account interests in separate accounts, (b) assets and liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts, (c) liabilities related to group pension participating contracts, and (d) liabilities related to certain mortality and annuitization benefits, such as the no lapse guarantee feature contained in variable and interest-sensitive life policies.

        The adoption of SOP 03-1 required changes in several of the Company's accounting policies relating to separate account assets and liabilities. The Company now reports the General Account's interests in separate accounts as trading account securities in the consolidated balance sheet; prior to the adoption of SOP 03-1, such interests were included in Separate Accounts' assets. Also, the assets and liabilities of two Separate Accounts are now presented and accounted for as General Account assets and liabilities.

        Investment assets in these Separate Accounts principally consist of fixed maturities that are classified as available for sale in the accompanying consolidated financial statements. These two Separate Accounts hold assets and liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts. In addition, liabilities associated with the market value adjustment feature are now reported at the accrued account balance. Prior to the adoption of SOP 03-1, such liabilities had been reported at market adjusted value.

        Prior to the adoption of SOP 03-1, the liabilities for group pension participating contracts were adjusted only for changes in the fair value of certain related investment assets that were reported at fair value in the balance sheet (including fixed maturities and equity securities classified as available for sale, but not equity real estate or mortgage loans) with changes in the liabilities recorded directly in Accumulated other comprehensive income to offset the unrealized gains and losses on the related assets. SOP 03-1 required an adjustment to the liabilities for group pension participating contracts to reflect the fair value of all the assets on which those contracts' returns are based, regardless of whether those assets are reported at fair value in the balance sheet. Changes in the liability related to fluctuations in asset fair values are now reported as Interest credited to policyholders' account balances in the consolidated statements of earnings.

        In addition, the adoption of SOP 03-1 resulted in a change in the method of determining liabilities associated with the no lapse guarantee feature contained in variable and interest-sensitive life contracts. While both the Company's previous method of establishing the no lapse guarantee reserve and the SOP 03-1 method are based on accumulation of a portion of the charges for the no lapse guarantee feature, SOP 03-1 specifies a different approach for identifying the portion of the fee to be accrued and establishing the related reserve.

        The adoption of SOP 03-1 as of January 1, 2004 resulted in a decrease in 2004 net earnings of $2.9 million and an increase in other comprehensive income of $12.4 million related to the cumulative effect of the required changes in accounting. The determination of liabilities associated with group pension participating contracts and mortality and annuitization benefits, as well as related impacts on deferred acquisition costs, is based on models that involve numerous estimates and subjective judgments. There can be no assurance that the ultimate actual experience will not differ from management's estimates.

        New Accounting Pronouncements
        -----------------------------

        On September 15, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. It applies only to fair value measurements that are already required or permitted by other accounting standards, except for measurements of share-based payments and measurements that are similar to, but not intended to be, fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application encouraged. Management is currently assessing the potential impacts of adoption of SFAS No. 157.

        On July 13, 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes," to clarify the criteria used to recognize and measure the economic benefits associated with tax positions taken or expected to be taken in a tax return. Under FIN 48, a tax benefit is recognized only if it is "more likely than not" to be sustained assuming examination by the taxing authority, based on the technical merits of the position. Tax positions meeting the recognition criteria are required to be measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon ultimate settlement and, accordingly, requires consideration of the amounts and probabilities of potential settlement outcomes. FIN 48 also addresses subsequent derecognition of tax positions, changes in the measurement of recognized tax positions, accrual and classification of interest and penalties, and accounting in interim periods. FIN 48 is effective for fiscal years beginning after December 15, 2006, thereby requiring application of its provisions, including the threshold criteria for recognition, to all tax positions of AXA Financial Group at January 1, 2007. The cumulative effect of applying FIN 48, if any, is to be reported as an adjustment to the opening balance of retained earnings. In addition, annual disclosures with respect to income taxes have been expanded by FIN 48 and require inclusion of a tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the reporting period. Management is currently assessing the potential impacts of adoption of FIN 48.

        On September 19, 2005, the AICPA released SOP 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts". The SOP requires identification of transactions that result in a substantial change in an insurance contract. Transactions subject to review include internal contract exchanges, contract modifications via amendment, rider or endorsement and elections of benefits, features or rights contained within the contract. If determined that a substantial change has occurred, the related deferred policy acquisition costs ("DAC")/VOBA and other related balances must be written off. The SOP is effective for transactions occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. Restatement of previously issued annual financial statements is not permitted, and disclosure of the pro forma effects of retroactive application or the pro forma effect on the year of adoption is not required. The adoption of SOP 05-1 is not expected to have a material impact on the Company's results of operations or financial position.

        Closed Block
        ------------

        As a result of demutualization, the Closed Block was established in 1992 for the benefit of certain individual participating policies that were in force on that date. Assets, liabilities and earnings of the Closed Block are specifically identified to support its participating policyholders.

        Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of AXA Equitable. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of AXA Equitable's General Account, any of its Separate Accounts or any affiliate of AXA Equitable without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account.

        The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

        If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

        Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

        Investments
        -----------

        The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary. The redeemable preferred stock investments reported in fixed maturities include real estate investment trusts ("REIT") perpetual preferred stock, other perpetual preferred stock and redeemable preferred stock. These securities may not have a stated maturity, may not be cumulative and do not provide for mandatory redemption by the issuer.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net.

        Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

        Valuation allowances are netted against the asset categories to which they apply.

        Policy loans are stated at unpaid principal balances.

        Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) or those that meet FIN 46(R) requirements for consolidation are consolidated; those in which the Company does not have control and a majority economic interest and those that do not meet FIN 46(R) requirements for consolidation are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Equity securities include common stock and non-redeemable preferred stock classified as either trading or available for sale securities, are carried at estimated fair value and are included in other equity investments.

        Trading securities, which include equity securities and fixed maturities, are carried at estimated fair value.

        Short-term investments are stated at amortized cost, which approximates fair value, and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

        Derivatives
        -----------

        The Company primarily uses derivatives for asset/liability risk management, for hedging individual securities and certain equity exposures and to reduce its exposure to interest rate fluctuations on its long-term debt obligations. Various derivative instruments are used to achieve these objectives, including interest rate floors, futures and interest rate swaps. None of the derivatives were designated as qualifying hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".

        The Insurance Group issues certain variable annuity products with Guaranteed Minimum Death Benefit ("GMBD") and Guaranteed Minimum Income Benefit ("GMIB") features. The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholder account balances would support. The risk associated with the GMIB feature is that under-performance of the financial markets could result in GMIB benefits, in the event of election, being higher than what accumulated policyholders account balances would support. For both GMDB and GMIB, the Company retains basis risk and risk associated with actual versus expected assumptions for mortality, lapse and election rate. The Company regularly enters into futures contracts to hedge such risks. The futures contracts are managed to correlate with changes in the value of the GMDB and GMIB feature that result from financial markets movements. In addition, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by the Company. Reinsurance contracts covering GMIB exposure are considered derivatives under SFAS No. 133, and, therefore, are required to be reported in the balance sheet at their fair value. GMIB reinsurance fair values are reported in the consolidated balance sheets in Other assets. Changes in GMIB reinsurance fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings. Since there is no readily available market for GMIB reinsurance contracts, the determination of their fair values is based on models which involve numerous estimates and subjective judgments including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. There can be no assurance that ultimate actual experience will not differ from management's estimates. See Note 8 of Notes to Consolidated Financial Statements.

        Margins on individual insurance and annuity contracts are affected by interest rate fluctuations. If interest rates fall, crediting interest rates and dividends would be adjusted subject to competitive pressures. In addition, policies are subject to minimum rate guarantees. To hedge exposure to lower interest rates, the Company has used interest rate floors.

        The Company is exposed to equity market fluctuations through investments in Separate Accounts. The Company enters into exchange traded equity futures contracts to minimize such risk.

        The Company is exposed to counterparty risk attributable to hedging transactions entered into with counterparties. Exposure to credit risk is controlled with respect to each counterparty through a credit appraisal and approval process. Each counterparty is currently rated 1 by the National Association of Insurance Commissioners ("NAIC").

        All derivatives outstanding at December 31, 2006 and 2005 are recognized on the balance sheet at their fair values and all outstanding equity-based and treasury futures contracts were exchange-traded and are net settled daily. All gains and losses on derivative financial instruments are reported in earnings.

        Net Investment Income, Investment Gains (Losses), Net and Unrealized
        --------------------------------------------------------------------
        Investment Gains (Losses)
        -------------------------

        Net investment income and realized investment gains (losses), net (together, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

        Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

        Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

        Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred income taxes, amounts attributable to certain pension operations principally consisting of group non-participating wind-up annuity products ("Wind-up Annuities"), Closed Block policyholders dividend obligation and DAC related to universal life and investment-type products and participating traditional life contracts.

        Fair Value of Other Financial Instruments
        -----------------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded from fair value disclosures, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market values of off-balance-sheet financial instruments of the Insurance Group were not material at December 31, 2006 and 2005.

        Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

        The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

        The fair values for variable deferred annuities and single premium deferred annuities, included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

        Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate that takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as revenue when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        DAC
        ---

        Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC amortization. Conversely, an increase in expected gross profits would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Management sets expected future gross profit assumptions related to Separate Account performance using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (6.8% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (12.8% net of product weighted average Separate Account fees) and 0% (-2.2% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2006, current projections of future average gross market returns assume a 0.5% return for 2007, which is within the maximum and minimum limitations, and assume a reversion to the mean of 9% after 7 quarters.

        In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has been improving in recent years.

        Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2006, the average rate of assumed investment yields, excluding policy loans, was 6.0% grading to 6.5% over 10 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        Contractholder Bonus Interest Credits
        -------------------------------------

        Contractholder bonus interest credits are offered on certain deferred annuity products in the form of either immediate bonus interest credited or enhanced interest crediting rates. The interest crediting expense associated with these contractholder bonus interest credits is deferred and amortized over the lives of the underlying contracts in a manner consistent with the amortization of DAC. Unamortized balances are included in Other assets.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        AXA Equitable issues certain variable annuity products with a GMDB feature, guaranteed minimum accumulation benefits ("GMAB") and guaranteed minimum withdrawal benefits for life ("WBL"). AXA Equitable also issues certain variable annuity products that contain a GMIB feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit base. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.0% to 10.9% for life insurance liabilities and from 2.25% to 8.7% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Policyholders' Dividends
        ------------------------

        The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by AXA Equitable's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by AXA Equitable.

        At December 31, 2006, participating policies, including those in the Closed Block, represent approximately 4.4% ($9.1 billion) of directly written life insurance in-force, net of amounts ceded.

        Separate Accounts
        -----------------

        Generally, Separate Accounts established under New York State Insurance Law are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. Assets held in the Separate Accounts are carried at quoted market values or, where quoted values are not readily available, at estimated fair values as determined by the Insurance Group. The assets and liabilities of three Separate Accounts are presented and accounted for as General Account assets and liabilities due to the fact that not all of the investment performance in those Separate Accounts is passed through to policyholders. Two of those Separate Accounts were reclassified to the General Account in connection with the adoption of SOP 03-1 as of January 1, 2004.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2006, 2005 and 2004, investment results of such Separate Accounts were gains of $5,689.1 million, $3,409.5 million and $2,191.4 million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all policies including those funded by Separate Accounts are included in revenues.

        Recognition of Investment Management Revenues and Related Expenses
        ------------------------------------------------------------------

        Commissions, fees and other income principally include Investment Management advisory and service fees. Investment Management advisory and service base fees, generally calculated as a percentage, referred to as basis points ("BPs"), of assets under management, are recorded as revenue as the related services are performed; they include brokerage transactions charges received by SCB LLC, for certain retail, private client and institutional investment client transactions. Certain investment advisory contracts provide for a performance-based fee, in addition to or in lieu of a base fee, that is calculated as either a percentage of absolute investment results or a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance-based fees are recorded as revenue at the end of each measurement period. Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and SCBL, for in-depth research and other services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

        Commissions paid to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein mutual funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which the deferred sales commissions are generally recovered from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received.

        AllianceBernstein's management tests the deferred sales commission asset for recoverability quarterly. AllianceBernstein's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received.

        Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC is based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

        Significant assumptions utilized to estimate future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the one-year, three-year and five-year periods ended December 31, 2006. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted cash flows are compared to the recorded value of the deferred sales commission asset. If AllianceBernstein's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using AllianceBernstein's management's best estimate of future cash flows discounted to a present value amount.

        Goodwill and Other Intangible Assets
        ------------------------------------

        Goodwill represents the excess of the purchase price over the fair value of identifiable assets of acquired companies, and relates principally to the Bernstein Acquisition and purchases of AllianceBernstein units. Goodwill is tested annually for impairment.

        Intangible assets related to the Bernstein Acquisition and purchases of AllianceBernstein units include costs assigned to contracts of businesses acquired. These costs continue to be amortized on a straight-line basis over estimated useful lives of twenty years.

        Other Accounting Policies
        -------------------------

        Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

        AXA Financial and certain of its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Discontinued operations include real estate held-for-sale.

        Real estate investments meeting the following criteria are classified as real estate held-for-sale:

        o Management having the authority to approve the action commits the organization to a plan to sell the property.

        o The property is available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets.

        o An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.

        o The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year.

        o The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

        o Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Real estate held-for-sale is stated at depreciated cost less valuation allowances. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held-for-sale.

        Real estate held-for-sale is included in the Other assets line in the consolidated balance sheets. The results of operations for real estate held-for-sale in each of the three years ended December 31, 2006 were not significant.

3)      INVESTMENTS

        Fixed Maturities and Equity Securities
        --------------------------------------

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                   GROSS            GROSS
                                              AMORTIZED          UNREALIZED       UNREALIZED       ESTIMATED
                                                 COST              GAINS            LOSSES        FAIR VALUE
                                            ---------------   --------------   ---------------  --------------
                                                                       (IN MILLIONS)
       DECEMBER 31, 2006
       -----------------
       Fixed Maturities:
         Available for Sale:
           Corporate.....................   $    23,023.3      $     690.4     $      264.5     $   23,449.2
           Mortgage-backed...............         1,931.1              2.7             38.3          1,895.5
           U.S. Treasury, government
             and agency securities.......         1,284.3             29.9             10.4          1,303.8
           States and political
             subdivisions................           170.2             17.3               .9            186.6
           Foreign governments...........           219.2             38.1               .3            257.0
           Redeemable preferred stock....         1,879.8             78.8             19.6          1,939.0
                                            ---------------   --------------   ---------------  --------------
             Total Available for Sale....   $    28,507.9     $      857.2     $      334.0     $   29,031.1
                                            ===============   ==============   ===============  ==============

       Equity Securities:
         Available for sale..............   $        95.7     $        2.2     $         .9     $       97.0
         Trading securities..............           408.0             35.4              9.9            433.5
                                            ---------------   --------------   ---------------  --------------
       Total Equity Securities...........   $       503.7     $       37.6     $       10.8     $      530.5
                                            ===============   ==============   ===============  ==============

       December 31, 2005
       -----------------
       Fixed Maturities:
         Available for Sale:
           Corporate.....................   $    23,222.8     $      977.4     $      190.7     $   24,009.5
           Mortgage-backed...............         2,386.3              8.3             39.3          2,355.3
           U.S. Treasury, government
             and agency securities.......         1,448.7             37.5              7.6          1,478.6
           States and political
             subdivisions................           193.4             19.1               .3            212.2
           Foreign governments...........           238.2             40.9               .1            279.0
           Redeemable preferred stock....         1,605.5            104.9             10.2          1,700.2
                                            ---------------   --------------   ---------------  --------------
             Total Available for Sale....   $    29,094.9     $    1,188.1     $      248.2     $   30,034.8
                                            ===============   ==============   ===============  ==============

       Equity Securities:
         Available for sale..............   $        45.7     $        2.1     $         .4     $       47.4
         Trading securities..............           262.5             24.5              3.2            283.8
                                            ---------------   --------------   ---------------  --------------
       Total Equity Securities...........   $       308.2     $       26.6     $        3.6     $      331.2
                                            ===============   ==============   ===============  ==============

        At December 31, 2006 and 2005 respectively, the Company had trading fixed maturities with a amortized cost of $30.5 million and $30.5 million and carrying value of $31.6 million and $30.5 million. Gross unrealized gains on trading fixed maturities were $.5 million and zero for 2006 and 2005 respectively.

        For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2006 and 2005, securities without a readily ascertainable market value having an amortized cost of $4,417.0 million and $4,307.8 million, respectively, had estimated fair values of $4,518.5 million and $4,492.4 million, respectively.

        The contractual maturity of bonds at December 31, 2006 is shown below:

                                                                                        AVAILABLE FOR SALE
                                                                               -------------------------------------
                                                                                  AMORTIZED           ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)
       Due in one year or less..............................................    $      988.0       $       994.9
       Due in years two through five........................................         5,654.5             5,838.3
       Due in years six through ten.........................................        10,604.3            10,653.5
       Due after ten years..................................................         7,450.2             7,709.9
                                                                               -----------------   -----------------
           Subtotal.........................................................        24,697.0            25,196.6
       Mortgage-backed securities...........................................         1,931.1             1,895.5
                                                                               -----------------   -----------------
       Total................................................................    $   26,628.1       $    27,092.1
                                                                               =================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio. This review process includes a quarterly review of certain assets by the Insurance Group's Investments Under Surveillance Committee that evaluates whether any investments are other than temporarily impaired. Based on the analysis, a determination is made as to the ability of the issuer to service its debt obligations on an ongoing basis. If this ability is deemed to be other than temporarily impaired, then the appropriate provisions are taken.

        The following table discloses fixed maturities (1,769 issues) that have been in a continuous unrealized loss position for less than a twelve month period and greater than a twelve month period as of December 31, 2006:

                                  LESS THAN 12 MONTHS            12 MONTHS OR LONGER                   TOTAL
                             -------------------------------  ----------------------------   ----------------------------
                                                   GROSS                          GROSS                          GROSS
                                ESTIMATED       UNREALIZED      ESTIMATED      UNREALIZED      ESTIMATED      UNREALIZED
                                FAIR VALUE        LOSSES        FAIR VALUE       LOSSES        FAIR VALUE       LOSSES
                             --------------   --------------  -------------  -------------   -------------  -------------
                                                                    (IN MILLIONS)
   Fixed Maturities:
     Corporate.............  $   3,081.0      $     36.9      $   5,999.7    $    227.6      $   9,080.7    $    264.5
     Mortgage-backed.......        189.2             1.3          1,529.0          37.0          1,718.2          38.3
     U.S. Treasury,
       government and
       agency securities...         98.7              .2            447.0          10.2            545.7          10.4
     States and political
       subdivisions........          -                 -             25.9            .9             25.9            .9
     Foreign governments...          6.6              .1              9.5            .2             16.0            .3
     Redeemable
       preferred stock.....        174.0             2.4            495.9          17.2            669.9          19.6
                             --------------   --------------  -------------  -------------   -------------  -------------

   Total Temporarily
     Impaired Securities ..  $   3,549.5      $     40.9      $   8,507.0    $    293.1      $  12,056.4    $    334.0
                             ==============   ==============  =============  =============   =============  =============

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting primarily of public high yield bonds. These corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or NAIC designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2006, approximately $656.0 million or 2.3% of the $28,507.9 million aggregate amortized cost of fixed maturities held by the Company was considered to be other than investment grade.

        At December 31, 2006, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $3.1 million.

        Mortgage Loans
        --------------

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $65.0 and $65.3 million at December 31, 2006 and 2005, respectively. Gross interest income on these loans included in net investment income aggregated $4.1 million, $5.0 million and $6.9 million in 2006, 2005 and 2004, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $4.8 million, $6.0 million and $8.5 million in 2006, 2005 and 2004, respectively.

        Impaired mortgage loans along with the related investment valuation allowances for losses follow:

                                                                                         DECEMBER 31,
                                                                            ----------------------------------------
                                                                                   2006                  2005
                                                                            ------------------   -------------------
                                                                                         (IN MILLIONS)
        Impaired mortgage loans with investment valuation allowances.......   $      76.8          $      78.3
        Impaired mortgage loans without investment valuation allowances....            .1                  4.5
                                                                            ------------------   -------------------
        Recorded investment in impaired mortgage loans.....................          76.9                 82.8
        Investment valuation allowances....................................         (11.3)               (11.8)
                                                                            ------------------   -------------------
        Net Impaired Mortgage Loans........................................   $      65.6          $      71.0
                                                                            ==================   ===================

        During 2006, 2005 and 2004, respectively, the Company's average recorded investment in impaired mortgage loans was $78.8 million, $91.2 million and $148.3 million. Interest income recognized on these impaired mortgage loans totaled $4.5 million, $8.9 million and $11.0 million for 2006, 2005 and 2004, respectively.

        Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2006 and 2005, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $65.5 million and $71.1 million.

        Equity Real Estate
        ------------------

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2006 and 2005, the Company owned $204.8 million and $217.8 million, respectively, of real estate acquired in satisfaction of debt. During 2006, 2005 and 2004, no real estate was acquired in satisfaction of debt.

        Accumulated depreciation on real estate was $232.1 million and $214.1 million at December 31, 2006 and 2005, respectively. Depreciation expense on real estate totaled $21.6 million, $22.6 million and $20.8 million for 2006, 2005 and 2004, respectively.

        Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                  2006             2005              2004
                                                            ---------------  ---------------   --------------
                                                                               (IN MILLIONS)
        Balances, beginning of year........................   $     11.8       $      11.3      $     20.5
        Additions charged to income........................         10.1               3.6             3.9
        Deductions for writedowns and
          asset dispositions...............................          (.9)             (3.1)          (13.1)
                                                            ---------------  ---------------   --------------
        Balances, End of Year..............................   $     21.0       $      11.8      $     11.3
                                                            ===============  ===============   ==============

        Balances, end of year comprise:
          Mortgage loans on real estate....................   $     11.3       $      11.8       $     11.3
          Equity real estate...............................          9.7               -                -
                                                            ---------------  ---------------   --------------
        Total..............................................   $     21.0       $      11.8       $     11.3
                                                            ===============  ===============   ==============

        Equity Method Investments
        -------------------------

        Included in other equity investments, are interests in limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $1,272.2 million and $1,028.6 million, respectively, at December 31, 2006 and 2005. Included in equity real estate are interests in real estate joint ventures accounted for under the equity method with a total carrying value of $70.9 million and $119.6 million, respectively, at December 31, 2006 and 2005. The Company's total equity in net earnings (losses) for these real estate joint ventures and limited partnership interests was $169.6 million, $157.2 million and $66.2 million, respectively, for 2006, 2005 and 2004.

        Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (6 and 8 individual ventures at December 31, 2006 and 2005, respectively) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2006                2005
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)
       BALANCE SHEETS
       Investments in real estate, at depreciated cost........................  $     421.7         $     527.4
       Investments in securities, generally at estimated fair value...........         94.6               118.4
       Cash and cash equivalents..............................................          9.7                27.5
       Other assets...........................................................         22.3                18.6
                                                                               -----------------   -----------------
       Total Assets...........................................................  $     548.3         $     691.9
                                                                               =================   =================

       Borrowed funds - third party...........................................  $     278.1         $     282.7
       Other liabilities......................................................          6.8                12.4
                                                                               -----------------   -----------------
       Total liabilities......................................................        284.9               295.1
                                                                               -----------------   -----------------

       Partners' capital......................................................        263.4               396.8
                                                                               -----------------   -----------------
       Total Liabilities and Partners' Capital................................  $     548.3         $     691.9
                                                                               =================   =================

       The Company's Carrying Value in These Entities Included Above..........  $      78.7         $     135.6
                                                                               =================   =================


                                                                  2006             2005              2004
                                                            ---------------  ---------------   --------------
                                                                              (IN MILLIONS)

        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............   $       88.5     $    98.2           $  95.2
        Net revenues of other limited
          partnership interests............................           (1.3)          6.3              19.8
        Interest expense - third party.....................          (18.5)        (18.2)            (16.9)
        Other expenses.....................................          (53.7)        (62.2)            (64.0)
                                                            ---------------  ---------------   --------------
        Net Earnings.......................................   $       15.0     $    24.1           $  34.1
                                                            ===============  ===============   ==============

        The Company's Equity in Net Earnings of These
          Entities Included Above..........................   $       14.4     $    11.6           $  11.0
                                                            ===============  ===============   ==============

        Derivatives
        -----------

        At December 31, 2006, the Company had open exchange-traded futures positions on the S&P 500, Russell 1000, NASDAQ 100 and European, Australasia, Far East ("EAFE") indices, having initial margin requirements of $140.7 million. Contracts are net settled daily. At December 31, 2006, the Company had open exchange-traded futures positions on the 10-year U.S. Treasury Note, having initial margin requirements of $4.2 million.

        The outstanding notional amounts of derivative financial instruments purchased and sold at December 31, 2006 and 2005 were:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2006                2005
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)
       Notional Amount by Derivative Type:
          Options:
              Floors.........................................................   $     32,000        $    24,000
              Exchange traded U.S. Treasuries and equity index futures.......          3,536              2,208
                                                                               -----------------   -----------------
          Total..............................................................   $     35,536        $    26,208
                                                                               =================   =================

        At December 31, 2006 and 2005 and during the years then ended, there were no financial instruments that contained implicit or explicit terms that met the definitions of an embedded derivative component that needed to be separated from the host contract and accounted for as a derivative under the provisions of SFAS No. 133.

4)      GOODWILL AND OTHER INTANGIBLE ASSETS

        The carrying value of goodwill related to the AllianceBernstein totaled $3.4 billion at December 31, 2006 and 2005.

        The gross carrying amount of AllianceBernstein related intangible assets were $563.7 million and $564.1 million at December 31, 2006 and 2005, respectively and the accumulated amortization of these intangible assets were $232.1 million and $208.5 million at December 31, 2006 and 2005, respectively. Amortization expense related to the AllianceBernstein intangible assets totaled $23.6 million, $23.5 million and $22.9 million for 2006, 2005 and 2004, respectively.

        At December 31, 2006 and 2005, respectively, net deferred sales commissions totaled $194.9 million and $196.6 million and are included within the Investment Management segment's Other assets. The estimated amortization expense of deferred sales commissions based on the December 31, 2006 net balance for each of the next five years is $77.8 million, $54.1 million, $39.3 million, $18.3 million and $4.9 million.

5)      FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

        The carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 6, 10 and 16 of Notes to Consolidated Financial Statements are presented below:

                                                                           DECEMBER 31,
                                                --------------------------------------------------------------------
                                                             2006                                2005
                                                --------------------------------   ---------------------------------
                                                   CARRYING        ESTIMATED          Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value          Fair Value
                                                ---------------  ---------------   ---------------  ----------------
                                                                           (IN MILLIONS)
        Consolidated:
        ------------
        Mortgage loans on real estate..........   $   3,240.7      $   3,285.7       $   3,233.9       $   3,329.0
        Other limited partnership interests....       1,262.6          1,262.6           1,015.2           1,015.2
        Policy loans...........................       3,898.1          4,252.9           3,824.2           4,245.6
        Policyholders liabilities:
          Investment contracts.................      17,092.5         17,106.0          18,021.0          18,289.1
        Long-term debt.........................         199.8            229.7             207.4             240.2

        Closed Block:
        ------------
        Mortgage loans on real estate..........   $     809.4      $     827.8       $     930.3       $     957.7
        Other equity investments...............           2.2              2.2               3.3               3.3
        Policy loans...........................       1,233.1          1,372.8           1,284.4           1,454.1
        SCNILC liability.......................          10.4             10.3              11.4              11.6

        Wind-up Annuities:
        -----------------
        Mortgage loans on real estate..........   $       2.9      $       3.0       $       6.7       $       7.1
        Other equity investments...............           2.3              2.3               3.1               3.1
        Guaranteed interest contracts..........           5.8              6.0               6.5               6.4
        Long-term debt.........................         101.7            101.7             101.7             101.7

6)      CLOSED BLOCK

        Summarized financial information for the Closed Block follows:

                                                                                DECEMBER 31,         December 31,
                                                                                    2006                 2005
                                                                              ----------------     -----------------
                                                                                         (IN MILLIONS)
        CLOSED BLOCK LIABILITIES:
        Future policy benefits, policyholders' account balances and other....   $    8,759.5       $     8,866.1
        Policyholder dividend obligation.....................................            3.2                73.7
        Other liabilities....................................................           29.1                28.6
                                                                              ----------------    -----------------
        Total Closed Block liabilities.......................................        8,791.8             8,968.4
                                                                              ----------------    -----------------
        ASSETS DESIGNATED TO THE CLOSED BLOCK:
        Fixed maturities, available for sale, at estimated fair value
          (amortized cost of $5,967.6 and $5,761.5)..........................        6,019.4             5,908.7
        Mortgage loans on real estate........................................          809.4               930.3
        Policy loans.........................................................        1,233.1             1,284.4
        Cash and other invested assets.......................................            6.8                56.2
        Other assets.........................................................          286.2               304.4
                                                                              ----------------    -----------------
        Total assets designated to the Closed Block..........................        8,354.9             8,484.0
                                                                              ----------------    -----------------
        Excess of Closed Block liabilities over assets designated to
           the Closed Block..................................................          436.9               484.4

        Amounts included in accumulated other comprehensive income:
           Net unrealized investment gains, net of deferred income tax expense of $17.0 and $25.7 and policyholder dividend
             obligations of $3.2 and $73.7...................................           31.6                47.8
                                                                              ----------------    -----------------
        Maximum Future Earnings To Be Recognized From Closed Block
           Assets and Liabilities............................................   $      468.5       $       532.2
                                                                              ================    =================


        Closed Block revenues and expenses as follow:

                                                                  2006         2005           2004
                                                             ------------  ------------   -----------
                                                                          (IN MILLIONS)

      REVENUES:
      Premiums and other income............................   $   428.1     $  449.3       $  471.0
      Investment income (net of investment
         expenses of $0.1, $0, and $0.3)...................       520.2        525.9          554.8
      Investment gains, net................................         1.7          1.2           18.6
                                                             ------------  ------------   -----------
      Total revenues.......................................       950.0        976.4        1,044.4
                                                             ------------  ------------   -----------

      BENEFITS AND OTHER DEDUCTIONS:
      Policyholders' benefits and dividends................       852.2        842.5          883.8
      Other operating costs and expenses...................         3.0          3.4            3.5
                                                             ------------  ------------   -----------
      Total benefits and other deductions..................       855.2        845.9          887.3
                                                             ------------  ------------   -----------

      Net revenues before income taxes.....................        94.8        130.5          157.1
      Income tax expense...................................       (31.1)       (45.6)         (56.4)
                                                             ------------  ------------   -----------
      Net Revenues.........................................   $    63.7     $   84.9       $  100.7
                                                             ============  ============   ===========


        Reconciliation of the policyholder dividend obligation follows:

                                                                                         DECEMBER 31,
                                                                               ------------------------------
                                                                                     2006             2005
                                                                               ---------------   ------------
                                                                                         (IN MILLIONS)
       Balance at beginning of year........................................     $      73.7       $ 264.3
       Unrealized investment losses........................................           (70.5)       (190.6)
                                                                               ---------------   -----------
       Balance at End of Year .............................................     $       3.2       $  73.7
                                                                               ===============   ===========

        Impaired mortgage loans along with the related investment valuation allowances follow:

                                                                                          DECEMBER 31,
                                                                               -----------------------------
                                                                                     2006          2005
                                                                               --------------   ------------
                                                                                         (IN MILLIONS)
       Impaired mortgage loans with investment valuation allowances........     $      17.8       $ 59.1
       Impaired mortgage loans without investment valuation allowances.....              .1          4.0
                                                                               ---------------   -----------
       Recorded investment in impaired mortgage loans......................            17.9         63.1
       Investment valuation allowances.....................................            (7.3)        (7.1)
                                                                               ---------------   -----------
       Net Impaired Mortgage Loans.........................................     $      10.6       $ 56.0
                                                                               ===============   ===========

        During 2006, 2005 and 2004, the Closed Block's average recorded investment in impaired mortgage loans was $59.9 million, $61.0 million and $62.6 million, respectively. Interest income recognized on these impaired mortgage loans totaled $3.3 million, $4.1 million and $4.7 million for 2006, 2005 and 2004, respectively.

        Valuation allowances amounted to $7.3 million and $7.1 million on mortgage loans on real estate at December 31, 2006 and 2005, respectively. Writedowns of fixed maturities amounted to $1.4 million, $7.7 million and $10.8 million for 2006, 2005 and 2004, respectively.

7)      CONTRACTHOLDER BONUS INTEREST CREDITS

        Changes in the deferred asset for contractholder bonus interest credits are as follows:

                                                                                           DECEMBER 31,
                                                                               ------------------------------
                                                                                     2006             2005
                                                                               ---------------    -----------
                                                                                         (IN MILLIONS)
       Balance, beginning of year..........................................     $     555.0         $ 461.0
       Contractholder bonus interest credits deferred .....................           155.4           142.4
       Amortization charged to income .....................................           (59.7)          (48.4)
                                                                               ---------------   ------------
       Balance, End of Year ...............................................     $     650.7         $ 555.0
                                                                               ===============   ============

8)      GMDB, GMIB AND NO LAPSE GUARANTEE FEATURES

        A) Variable Annuity Contracts - GMDB and GMIB
           ------------------------------------------

        The Company has certain variable annuity contracts with GMDB and GMIB features in-force that guarantee one of the following:

        o Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

        o Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

        o  Roll-Up:  the benefit is the greater of current  account value or
           premiums  paid   (adjusted  for   withdrawals)   accumulated   at
           contractually specified interest rates up to specified ages; or

        o Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

        The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities:


                                                                  GMDB          GMIB            TOTAL
                                                             --------------  -----------    ------------
                                                                               (IN MILLIONS)

       Balance at January 1, 2004.........................   $      69.3      $  85.6        $ 154.9
         Paid guarantee benefits..........................         (46.8)        -             (46.8)
         Other changes in reserve.........................          45.1         32.0           77.1
                                                            ---------------  ------------   ------------
       Balance at December 31, 2004.......................          67.6        117.6          185.2
         Paid guarantee benefits..........................         (39.6)        (2.2)         (41.8)
         Other changes in reserve.........................          87.2         58.2          145.4
                                                            ---------------  ------------   ------------
       Balance at December 31, 2005.......................         115.2        173.6          288.8
         Paid guarantee benefits..........................         (31.6)        (3.3)         (34.9)
         Other changes in reserve.........................          80.1         58.0          138.1
                                                            ---------------  ------------   ------------
       Balance at December 31, 2006.......................   $     163.7      $  228.3       $ 392.0
                                                            ===============  ============   ============

        Related GMDB reinsurance ceded amounts were:

                                                                   GMDB
                                                             -----------------

        Balance at January 1, 2004.........................   $      17.2
          Paid guarantee benefits..........................         (12.9)
          Other changes in reserve.........................           6.0
                                                             -----------------
        Balance at December 31, 2004.......................          10.3
          Paid guarantee benefits..........................         (12.1)
          Other changes in reserve.........................          24.5
                                                             -----------------
        Balance at December 31, 2005.......................          22.7
          Paid guarantee benefits..........................          (9.1)
          Other changes in reserve.........................          10.0
                                                             -----------------
        Balance at December 31, 2006.......................   $      23.6
                                                             =================

        The December 31, 2006 values for those variable annuity contracts in-force on such date with GMDB and GMIB features are presented in the following table. For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values. For contracts with the GMIB feature, the net amount at risk in the event of annuitization is the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship exclusive:

        between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. Since variable annuity contracts with GMDB guarantees may also offer GMIB guarantees in the same contract, the GMDB and GMIB amounts listed are not mutually

                                                  RETURN
                                                    OF
                                                  PREMIUM         RATCHET         ROLL-UP          COMBO           TOTAL
                                               -------------- ----------------  -------------   -------------  ---------------
                                                                        (DOLLARS IN MILLIONS)
      GMDB:
      -----
        Account values invested in:
           General Account..................   $   11,331      $      408       $     319      $      646       $    12,704
           Separate Accounts................   $   25,633      $    7,856       $   7,653      $   23,165       $    64,307
        Net amount at risk, gross...........   $      302      $      234       $   1,447      $       41       $     2,024
        Net amount at risk, net of
           amounts reinsured................   $      302      $      164       $     883      $       41       $     1,390
        Average attained age of
           contractholders..................         49.5            61.0            64.3            61.2              52.6
        Percentage of contractholders
          over age 70.......................          7.5%           22.6%           33.6%           21.2%             11.8%
        Range of contractually specified
           interest rates...................         N/A              N/A            3%-6%           3%-6%

      GMIB:
      -----
        Account values invested in:
           General Account..................         N/A              N/A       $      87       $     882       $       969
           Separate Accounts................         N/A              N/A       $   5,248       $  31,736       $    36,984
        Net amount at risk, gross...........         N/A              N/A       $     277       $      -        $       277
        Net amount at risk, net of
           amounts reinsured................         N/A              N/A       $      71       $      -        $        71
        Weighted average years remaining
           until earliest annuitization.....         N/A              N/A             2.4             8.4               7.4
        Range of contractually specified
           interest rates...................         N/A              N/A            3%-6%            3%-6%

        B) Separate Account Investments by Investment Category Underlying GMDB
           -------------------------------------------------------------------
           and GMIB Features
           -----------------

        The total account values of variable annuity contracts with GMDB and GMIB features include amounts allocated to the guaranteed interest option which is part of the General Account and variable investment options which invest through Separate Accounts in variable insurance trusts. The following table presents the aggregate fair value of assets, by major investment category, held by Separate Accounts that support variable annuity contracts with GMDB and GMIB benefits and guarantees. The investment performance of the assets impacts the related account values and, consequently, the net amount of risk associated with the GMDB and GMIB benefits and guarantees. Since variable annuity contracts with GMDB benefits and guarantees may also offer GMIB benefits and guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:

               INVESTMENT IN VARIABLE INSURANCE TRUST MUTUAL FUNDS

                                                                                   DECEMBER 31,   December 31,
                                                                                       2006           2005
                                                                                  -------------   -------------
                                                                                          (IN MILLIONS)
       GMDB:
          Equity.............................................................      $    42,885     $  35,857
          Fixed income.......................................................            4,438         4,353
          Balanced...........................................................           14,863         9,121
          Other..............................................................            2,121         1,813
                                                                                  --------------  -------------
          Total..............................................................      $    64,307     $  51,144
                                                                                  ==============  =============
       GMIB:
          Equity.............................................................      $    22,828     $  17,540
          Fixed income.......................................................            2,727         2,608
          Balanced...........................................................           10,439         5,849
          Other..............................................................              990           680
                                                                                  --------------  -------------
          Total..............................................................      $    36,984     $  26,677
                                                                                  ==============  =============

        C) Hedging Programs for GMDB and GMIB Features
           -------------------------------------------

        In 2003, the Company initiated a program intended to provide an economic hedge against certain risks associated with the GMDB feature of the Accumulator(R) series of variable annuity products sold beginning April 2002. In 2004, the program was expanded to provide an economic hedge against certain risks associated with the GMIB feature of the Accumulator(R) series of variable annuity products sold beginning 2004. This program currently utilizes exchange-traded futures contracts that are dynamically managed in an effort to reduce the economic impact of unfavorable changes in GMDB and GMIB exposures attributable to movements in the equity and fixed income markets. At December 31, 2006, the total account value and net amount at risk of the hedged Accumulator(R) series of variable annuity contracts were $41,597 million and $52 million, respectively, with the GMDB feature and $24,409 million and zero million, respectively, with the GMIB feature.

        Although these programs are designed to provide economic protection against the impact adverse market conditions may have with respect to GMDB and GMIB guarantees, they do not qualify for hedge accounting treatment under SFAS No. 133. Therefore, SFAS No. 133 requires gains or losses on the futures contracts used in these programs, including current period changes in fair value, to be recognized in investment income in the period in which they occur, and may contribute to earnings volatility.

        D)  Variable and Interest-Sensitive Life Insurance Policies - No Lapse
            ------------------------------------------------------------------
            Guarantee
            ---------

        The no lapse guarantee feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due. The no lapse guarantee remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements.

        The following table summarizes the no lapse guarantee liabilities reflected in the General Account in future policy benefits and other policyholders liabilities, and related reinsurance ceded:

                                                                DIRECT       REINSURANCE
                                                               LIABILITY         CEDED           NET
                                                             ------------   --------------   ------------
                                                                             (IN MILLIONS)
       Balance at January 1, 2004.........................    $   37.4        $   -            $  37.4
         Impact of adoption of SOP 03-1...................       (23.4)           (1.7)          (25.1)
         Other changes in reserve.........................         6.5            (4.4)            2.1
                                                             ------------   --------------   -------------
       Balance at December 31, 2004.......................        20.5            (6.1)           14.4
         Other changes in reserve.........................        14.3           (14.3)              -
                                                             ------------   --------------   -------------
       Balance at December 31, 2005.......................        34.8           (20.4)           14.4
         Other changes in reserve.........................        32.0           (27.5)            4.5
                                                             ------------   --------------   -------------
       Balance at December 31, 2006.......................    $   66.8        $  (47.9)        $  18.9
                                                             ============   ==============   =============

9)      REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

        The Insurance Group reinsures most of its new variable life, universal life and term life policies on an excess of retention basis. The Insurance Group maintains a maximum retention on single life policies of $25 million and on second-to-die policies of $30 million with the excess 100% reinsured. For certain segments of its business, the Insurance Group ceded 40% of the business underwritten by AXA Equitable on a guaranteed or simplified issue basis was ceded on a yearly renewable term basis. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases. Likewise, certain risks that would otherwise be reinsured on a proportional basis have been retained.

        At December 31, 2006, the Company had reinsured in the aggregate approximately 31.3% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 74% of its current liability exposure resulting from the GMIB feature. See Note 8 of Notes to Consolidated Financial Statements.

        Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, considered derivatives under SFAS No. 133, at December 31, 2006 and 2005 were $117.8 million and $132.6 million, respectively. The (decrease) increase in estimated fair value was $(14.8) million, $42.6 million and $61.0 million for 2006, 2005 and 2004, respectively.

        At December 31, 2006 and 2005, respectively, reinsurance recoverables related to insurance contracts amounted to $2.69 billion and $2.60 billion. Reinsurance payables related to insurance contracts totaling $54.2 million and $39.7 million are included in other liabilities in the consolidated balance sheets.

        The Insurance Group cedes substantially all of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $262.6 million and $288.4 million at December 31, 2006 and 2005, respectively.

        The Insurance Group also cedes a portion of its extended term insurance and paid up life insurance and substantially all of its individual disability income business through various coinsurance agreements.

        In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life reinsurance from professional reinsurers. The Insurance Group has also assumed accident, health, aviation and space risks by participating in or reinsuring various reinsurance pools and arrangements. Reinsurance assumed reserves at December 31, 2006 and 2005 were $644.4 million and $624.6 million, respectively.

        The following table summarizes the effect of reinsurance (excluding group life and health):

                                                                  2006             2005         2004
                                                             --------------   -------------- ----------
                                                                               (IN MILLIONS)

       Direct premiums....................................   $     854.6      $  901.0       $ 828.9
       Reinsurance assumed................................         196.1         170.1         191.2
       Reinsurance ceded..................................        (232.9)       (189.4)       (140.5)
                                                            ---------------  ------------   -----------
       Premiums                                              $     817.8      $  881.7       $ 879.6
                                                            ===============  ============   ===========
       Universal Life and Investment-type Product
         Policy Fee Income Ceded..........................   $     152.8      $  169.3       $ 134.8
                                                            ===============  ============   ===========
       Policyholders' Benefits Ceded......................   $     379.2      $  300.2       $ 361.0
                                                            ===============  ============   ===========
       Interest Credited to Policyholders' Account
         Balances Ceded...................................   $      53.8      $   50.9        $ 50.2
                                                            ===============  ============   ===========

        Individual Disability Income and Major Medical
        ----------------------------------------------
        Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $92.9 million and $91.2 million at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, respectively, $1,032.4 million and $1,043.9 million of DI reserves and associated liabilities were ceded through indemnity reinsurance agreements with a singular reinsurance group. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                                 2006          2005         2004
                                                            ------------  ------------  ------------
                                                                          (IN MILLIONS)
       Incurred benefits related to current year.........    $    35.8     $   35.6      $   35.0
       Incurred benefits related to prior years..........          9.9         50.3          12.8
                                                            ------------  ------------  ------------
       Total Incurred Benefits...........................    $    45.7     $   85.9      $   47.8
                                                            ============  ============  ============

       Benefits paid related to current year.............    $    14.0     $   14.8      $   12.9
       Benefits paid related to prior years..............         30.0         44.7          33.1
                                                            ------------  ------------  ------------
       Total Benefits Paid...............................    $    44.0     $   59.5      $   46.0
                                                            ============  ============  ============


10)     SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                                       DECEMBER 31,
                                                                              -----------------------------
                                                                                   2006            2005
                                                                              -------------    ------------
                                                                                       (IN MILLIONS)
       Short-term debt:
       Current portion of long-term debt...................................   $      -         $    399.7
       Promissory note, 5.27% .............................................       248.3             248.3
       AllianceBernstein commercial paper .................................       334.9              -
                                                                              ------------     -----------
       Total short-term debt...............................................       583.2             648.0
                                                                              ------------     -----------
       Long-term debt:
       AXA Equitable:
         Surplus Notes, 7.70%, due 2015....................................       199.8             199.8
                                                                              ------------     -----------
             Total AXA Equitable...........................................       199.8             199.8
                                                                              ------------     -----------
       AllianceBernstein:
         Other.............................................................          -                7.6
                                                                              ------------     -----------
             Total AllianceBernstein.......................................          -                7.6
                                                                              ------------     -----------
       Total long-term debt................................................       199.8             207.4
                                                                              ------------     -----------
       Total Short-term and Long-term Debt.................................   $   783.0        $    855.4
                                                                              ============     ===========

        Short-term Debt
        ---------------

        On July 9, 2004, AXA and certain of its subsidiaries, including AXA Financial, entered into a (euro)3.5 billion global revolving credit facility which matures July 9, 2009, with a group of 30 commercial banks and other lenders. Under the terms of the revolving credit facility, up to $500.0 million is available to AXA Financial for general corporate purposes.

        AXA Equitable has a $350.0 million, one-year promissory note, of which $101.7 million is included within Wind-up Annuities. The promissory note, which matures in March 2007, is related to wholly owned real estate. Certain terms of the promissory note, such as interest rate and maturity date, are negotiated annually.

        At December 31, 2006 and 2005, the Company had pledged real estate of $326.0 million and $320.8 million, respectively, as collateral for certain short-term debt.

        In August 2001, AllianceBernstein issued $400.0 million 5.625% notes pursuant to a shelf registration statement that originally permitted AllianceBernstein to issue up to $600.0 million in senior debt securities. AllianceBernstein currently has $200.0 million available under the shelf registration statement for future issuances. The proceeds from the AllianceBernstein notes were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes. The AllianceBernstein notes matured in August 2006. AllianceBernstein used cash flow from operations as well as proceeds from the issuance of commercial paper to retire the notes at maturity.

        In February 2006, AllianceBernstein entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders. The revolving credit facility is intended to provide back-up liquidity for AllianceBernstein's commercial paper program, which increased from $425.0 million to $800.0 million in May 2006. Under the revolving credit facility, the interest rate, at the option of AllianceBernstein, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal Funds rate. The revolving credit facility contains covenants that, among other things, require AllianceBernstein to meet certain financial ratios. AllianceBernstein was in compliance with the covenants as of December 31, 2006.

        As of December 31, 2006, AllianceBernstein maintained a $100.0 million extendible commercial notes ("ECN") program as a supplement to AllianceBernstein's commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support.

        In 2006, SCB LLC entered into four separate uncommitted credit facility agreements with various banks, each for $100.0 million. As of December 31, 2006, there were no amounts outstanding under these credit facilities. During the first quarter 2007, SCB LLC increased three of the agreements to $200.0 million each and entered into an additional agreement for $100.0 million with a new bank.

        Long-term Debt
        --------------

        At December 31, 2006, the Company was not in breach of any debt covenants.

11)     RELATED PARTY TRANSACTIONS

        The Company reimburses AXA Financial for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to AXA Financial of the benefits provided which totaled $53.5 million, $57.2 million and $55.0 million, respectively, for 2006, 2005 and 2004.

        The Company paid $767.2 million, $695.0 million and $658.8 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2006, 2005 and 2004. The Company charged AXA Distribution's subsidiaries $352.9 million, $324.4 million and $293.1 million, respectively, for their applicable share of operating expenses for 2006, 2005 and 2004, pursuant to the Agreements for Services.

        In September 2001, AXA Equitable loaned $400.0 million to AXA Insurance Holding Co. Ltd., a Japanese subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.

        In 2005, AXA Financial issued a note to AXA Equitable in the amount of $325.0 million with an interest rate of 6.00% and a maturity date of December 1, 2035. Interest on this note is payable semi-annually.

        In 2003, AXA Equitable entered into a reinsurance agreement with AXA Financial Reinsurance Company (Bermuda), LTD ("AXA Bermuda"), an indirect, wholly owned subsidiary of AXA Financial, to cede certain term insurance policies written after December 2002. AXA Equitable ceded $91.9 million, $57.9 million and $28.6 million of premiums and $49.1 million, $26.3 million and $16.4 million of reinsurance reserves to AXA Bermuda in 2006, 2005 and 2004, respectively.

        Various AXA affiliates cede a portion of their life and health insurance business through reinsurance agreements to AXA Cessions, an AXA affiliated reinsurer. AXA Cessions, in turn, retrocedes a quota share portion of these risks to AXA Equitable on a one-year term basis. Premiums earned in 2006 under this arrangement totaled approximately $1.1 million.

        Both AXA Equitable and AllianceBernstein, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements that include technology and professional development arrangements. Payments by AXA Equitable and AllianceBernstein to AXA under such agreements totaled approximately $28.8 million, $32.8 million and $30.2 million in 2006, 2005 and 2004, respectively. Payments by AXA and AXA affiliates to AXA Equitable under such agreements totaled $27.9 million, $30.4 million and $38.9 million in 2006, 2005 and 2004, respectively. Included in the payments by AXA and AXA affiliates to the Company are $12.6 million, $12.7 million and $12.7 million from AXA Tech, which represent the net amount of payments resulting from services and facilities provided by the Company to AXA Tech of $111.0 million, $110.9 million and $106.4 million less the payments for services provided from AXA Tech to the Company of $98.4 million, $98.2 million and $93.7 million for 2006, 2005 and 2004, respectively.

        Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by AllianceBernstein. These revenues are described below:

                                                                   2006               2005               2004
                                                             -----------------   ----------------  ------------------
                                                                                  (IN MILLIONS)

        Investment advisory and services fees..............   $       840.5       $       728.5     $        744.7
        Distribution revenues..............................           421.0               397.8              447.3
        Other revenues - shareholder servicing fees........            97.2                99.3              116.0
        Other revenues - other.............................             6.9                 8.0                8.8
        Institutional research services....................             1.4                 3.5                5.3


12)     EMPLOYEE BENEFIT PLANS

        The Company (other than AllianceBernstein) sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. These pension plans are non-contributory and their benefits are based on a cash balance formula and/or, for certain participants, years of service and final average earnings over a specified period in the plans. AllianceBernstein maintains a qualified, non-contributory, defined benefit retirement plan covering current and former employees who were employed by AllianceBernstein in the United States prior to October 2, 2000. AllianceBernstein's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company uses a December 31 measurement date for its pension and postretirement plans.

        Generally, the Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company made cash contributions of $4.3 million in 2006. No significant cash contributions to the Company's qualified plans are expected to be required to satisfy their minimum funding requirements for 2007.

        Components of net periodic pension expense for the Company's qualified and non-qualified plans were as follows:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (In Millions)
       Service cost.......................................   $        37.6      $        36.0       $       34.6
       Interest cost on projected benefit obligations.....           122.1              123.7              121.9
       Expected return on assets..........................          (184.8)            (173.7)            (170.9)
       Net amortization and deferrals.....................            81.0               78.8               64.7
                                                            -----------------  -----------------   -----------------
       Net Periodic Pension Expense.......................   $        55.9      $        64.8       $       50.3
                                                            =================  =================   =================

        The plans' projected benefit obligations under the Company's qualified and non-qualified plans were comprised of:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2006                2005
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)
       Benefit obligations, beginning of year.................................  $     2,365.5       $    2,212.0
       Service cost...........................................................           30.6               30.0
       Interest cost..........................................................          122.1              123.7
       Actuarial (gains) losses ..............................................          (64.7)             128.7
       Benefits paid..........................................................         (159.2)            (128.9)
                                                                               -----------------   -----------------
       Benefit Obligations, End of Year.......................................  $     2,294.3       $    2,365.5
                                                                               =================   =================

        At December 31, 2006, the Company adopted SFAS No. 158, requiring recognition, in the consolidated balance sheet, of the funded status of its defined benefit pension plans, measured as the difference between plan assets at fair value and the projected benefit obligations. The following table discloses the change in plan assets and the reconciliation of the funded status of the Company's qualified plans to amounts included in the accompanying consolidated balance sheets:

                                                                                             DECEMBER 31,
                                                                                  -----------------------------------
                                                                                       2006               2005
                                                                                  ----------------  -----------------
                                                                                            (IN MILLIONS)
       Plan assets at fair value, beginning of year.............................. $    2,278.5       $     2,126.7
       Actual return on plan assets..............................................        282.0               208.9
       Contributions.............................................................          4.3                78.5
       Benefits paid and fees....................................................       (168.8)             (135.6)
                                                                                  ----------------  -----------------
       Plan assets at fair value, end of year....................................      2,396.0             2,278.5
       Projected benefit obligations.............................................      2,294.3             2,365.5
                                                                                  ----------------  -----------------
       Overfunding (underfunding) of plan assets over
         projected benefit obligations...........................................        101.7               (87.0)
       Unrecognized prior service cost...........................................          -                 (24.4)
       Unrecognized net loss from past experience different
         from that assumed.......................................................          -                 957.3
       Unrecognized net asset at transition......................................          -                  (1.0)
                                                                                  ----------------  -----------------
       Prepaid Pension Cost, Net................................................. $      101.7       $       844.9
                                                                                  ================  =================

        Prepaid and accrued pension costs were $133.1 million and $31.4 million, respectively, at December 31, 2006 and $868.3 million and $23.4 million, respectively, at December 31, 2005. The aggregate projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $84.7 million and $53.3 million, respectively, at December 31, 2006, and $2,365.5 million and $2,278.5 million, respectively, at December 31, 2005. The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $68.4 million and $53.3 million, respectively, at December 31, 2006, and $66.9 million and $47.4 million, respectively, at December 31, 2005. The accumulated benefit obligations for all defined benefit pension plans were $2,226.8 million and $2,290.0 million at December 31, 2006 and 2005, respectively.

        The following table illustrates the incremental line-by-line effect of applying SFAS No. 158 for the pension plans in the December 31, 2006 consolidated balance sheet:

                                                                 Before                                 After
                                                              Application                            Application
                                                                of SFAS                                of SFAS
                                                                 No.158           Adjustments           No.158
                                                            -----------------  -----------------   -----------------
                                                                                 (In Millions)

       Other assets ......................................   $       3,753.0    $      (684.2)      $    3,068.8
       Total assets.......................................         149,970.3           (684.2)         149,286.1
       Income taxes payable...............................           3,216.9           (242.7)           2,974.2
       Other liabilities..................................           1,803.8             12.0            1,815.8
       Minority interest in equity of consolidated
           subsidiaries...................................           2,293.9             (4.0)           2,289.9
       Total liabilities..................................         140,038.4           (234.7)         139,803.7
       Accumulated other comprehensive income.............             282.2           (449.5)            (167.3)
       Total shareholder' equity..........................           9,931.9           (449.5)           9,482.4

        The following table discloses the amounts included in accumulated other comprehensive income at December 31, 2006 that have not yet been recognized as components of net periodic pension cost:

                                                                                                  DECEMBER 31,
                                                                                                      2006
                                                                                              --------------------
                                                                                                  (IN MILLIONS)
       Unrecognized net actuarial loss ....................................................    $       710.7
       Unrecognized prior service cost (credit)............................................            (18.8)
       Unrecognized net transition obligation (asset)......................................              (.8)
                                                                                              --------------------
            Total .........................................................................    $       691.1
                                                                                              ====================

        The estimated net loss, prior service cost, and net transition asset to be reclassified from accumulated other comprehensive income and recognized as components of net periodic pension cost over the next year are $59.7 million, $(5.6) million, and zero, respectively. The following table discloses the estimated fair value of plan assets and the percentage of estimated fair value to total plan assets for the qualified plans of the Company at December 31, 2006 and 2005.

                                                                               DECEMBER 31,
                                                         ----------------------------------------------------------
                                                                   2006                           2005
                                                         ----------------------------------------------------------
                                                                               (IN MILLIONS)
                                                                ESTIMATED                    Estimated
                                                                FAIR VALUE         %         Fair Value      %
                                                         ---------------------   -----    ---------------  ------
       Corporate and government debt securities........    $          429.8       18.0    $     452.3        19.9
       Equity securities...............................             1,720.7       71.8        1,526.5        67.0
       Equity real estate .............................               245.5       10.2          221.8         9.7
       Short-term investments..........................                 -          -            77.9         3.4
       Other...........................................                 -          -             -            -
                                                         ---------------------   -----    ---------------   -----
       Total Plan Assets...............................    $        2,396.0      100.0    $   2,278.5       100.0
                                                         =====================   =====    ===============   =====

        The primary investment objective of the plans of the Company is to maximize return on assets, giving consideration to prudent risk. The asset allocation is designed with a long-term investment horizon, based on target investment of 65% equities, 25% fixed income and 10% real estate. Emphasis is given to equity investments, given their higher expected rate of return. Fixed income investments are included to provide less volatile return. Real estate investments offer diversity to the total portfolio and long-term inflation protection.

        A secondary investment objective of the plans of the Company is to minimize variation in annual net periodic pension cost over the long term and to fund as much of the future liability growth as practical. Specifically, a reasonable total rate of return is defined as income plus realized and unrealized capital gains and losses such that the growth in projected benefit obligation is less than the return on investments plus contributions.

        The assumed discount rates for measurement of the benefit obligations at December 31, 2006 and 2005 each reflect the rates at which pension benefits then could be effectively settled. Specifically at December 31, 2006, projected nominal cash outflows to fund expected annual benefits payments under the Company's qualified and non-qualified pension and postretirement benefit plans were discounted using a published high-quality bond yield curve. The discount rate of 5.75% disclosed below as having been used to measure the benefits obligation at December 31, 2006 represents the level equivalent discount rate that produces the same present value measure of the benefits obligation as the aforementioned discounted cash flow analysis. The following table discloses the weighted-average assumptions used to measure the Company's pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2006 and 2005.

                                                                                     AXA FINANCIAL GROUP
                                                                               --------------------------------
                                                                                   2006               2005
                                                                                   ----               ----
       Discount rate:
         Benefit obligation...............................................        5.75%              5.25%
         Periodic cost....................................................        5.25%              5.75%

       Rate of compensation increase:
         Benefit obligation and periodic cost.............................        6.00%              6.00%

       Expected long-term rate of return on plan assets (periodic cost)...        8.50%              8.50%

        As noted above, the pension plans' target asset allocation is 65% equities, 25% fixed maturities, and 10% real estate. Management reviewed the historical investment returns and future expectations of returns from these asset classes to conclude that a long-term expected rate of return of 8.5% is reasonable.

        Prior to 1987, the pension plan funded participants' benefits through the purchase of non-participating annuity contracts from AXA Equitable. Benefit payments under these contracts were approximately $20.3 million, $21.7 million and $23.2 million for 2006, 2005 and 2004, respectively.

        The following table sets forth an estimate of future benefits expected to be paid in each of the next five years, beginning January 1, 2007, and in the aggregate for the five years thereafter. These estimates are based on the same assumptions used to measure the respective benefit obligations at December 31, 2006 and include benefits attributable to estimated future employee service.

                                               PENSION BENEFITS
                                               ----------------
                                                (IN MILLIONS)

                   2007.....................   $    165.1
                   2008.....................        174.1
                   2009.....................        177.2
                   2010.....................        179.2
                   2011.....................        180.3
                   Years 2012 -2016.........        914.4

        AllianceBernstein maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The AllianceBernstein Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to AllianceBernstein in amounts equal to benefits paid under the AllianceBernstein Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, AllianceBernstein adopted SCB Deferred Compensation Award Plan ("SCB Plan") and agreed to invest $96.0 million per annum for three years to fund purchases of AllianceBernstein Holding L.P. ("AllianceBernstein Holding") units or an AllianceBernstein sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or hired to replace them. The Company has recorded compensation and benefit expenses in connection with these deferred compensation plans totaling $243.8 million, $186.2 million and $146.7 million for 2006, 2005 and 2004, respectively.

13)     SHARE-BASED COMPENSATION

        AXA and AXA Financial sponsor various share-based compensation plans for eligible employees and associates of AXA Financial and its subsidiaries, including the Company. AllianceBernstein also sponsors its own unit option plans for certain of its employees. Activity in these share-based plans in the discussions that follow relates to awards granted to eligible employees and associates of AXA Financial and its subsidiaries under each of these plans in the aggregate, except where otherwise noted.

        For 2006, the Company recognized $24.8 million of compensation costs under SFAS No. 123(R) for employee stock options, including $16.9 million resulting from unvested awards at January 1, 2006. On March 31, 2006, 3.8 million nonstatutory stock options to purchase AXA ordinary shares were awarded under The AXA Stock Option Plans for AXA Financial Employees and Associates, of which approximately 2.6 million have a four year graded vesting schedule, with one-third vesting on each of the second, third and fourth anniversaries of the grant date and approximately 1.2 million have a 4-year cliff-vesting term. The cost of that award is attributed over the shorter of the employees' four year service-vesting term or to the date at which retirement eligibility is achieved and subsequent service no longer is required for continued vesting of the award. All of the options granted on March 31, 2006 have a 10-year contractual term. Information about options outstanding and exercisable at December 31, 2006 also is presented. The number of AXA ADRs authorized to be issued pursuant to option grants and, as further described below, restricted stock grants under The AXA Financial, Inc. 1997 Stock Incentive Plan (the "Stock Incentive Plan") is approximately
        124.5 million less the number of shares issued pursuant to option grants under The AXA Financial, Inc. 1991 Stock Incentive Plan (the predecessor plan to the Stock Incentive Plan). A summary of the activity in the AXA, AXA Financial and AllianceBernstein option plans during 2006 follows:

                                                                Options Outstanding
                         ---------------------------------------------------------------------------------------------------
                                                                                                    AllianceBernstein
                               AXA Ordinary Shares                    AXA ADRs                        Holding Units
                         -------------------------------- --------------------------------- --------------------------------
                                             Weighted                          Weighted                          Weighted
                             Number          Average'          Number          Average'         Number           Average'
                          Outstanding        Exercise       Outstanding        Exercise      Outstanding         Exercise
                         (In Millions)        Price        (In Millions)        Price       (In Millions)         Price
                         --------------   ---------------  --------------   --------------  --------------    --------------
Options outstanding at
   January 1, 2006.....            3.5    (euro)   20.87           38.6      $     24.06           7.5         $    40.45
Options granted .......            4.0    (euro)   28.40             .7            23.26            - (2)      $    65.02
Options exercised......            -               -               (9.1)     $     22.08          (2.6)        $    38.40
Options forfeited......            (.1)   (euro)   -               (3.4)     $     33.57           (.1)        $    38.19
Options expired........            -               -                  -                             -
                         --------------                    --------------                   --------------
Options Outstanding at
   December 31, 2006...            7.4    (euro)   24.82           26.8      $     23.40           4.8         $    41.62
                         ==============   ===============  ==============   ==============  ==============    ==============
Aggregate Intrinsic                       (euro)    43.2                     $     463.1                       $   186.9
   Value (1)...........                   ===============                   ==============                    ==============
Weighted Average
   Remaining
   Contractual Term
   (in years)..........            8.9                              4.4                           4.37
                         ==============                    ==============                   ==============
Options Exercisable at             -                               20.2      $     23.40           4.4         $    42.24
   December 31, 2006...  ==============                    ==============   ==============  ==============    ==============
Aggregate Intrinsic                               -                          $     342.4                       $    169.3
   Value (1)...........                   ===============                   ==============                    ==============
Weighted Average
   Remaining
   Contractual Term
    (in years).........            -                                3.39                           4.30
                         ==============                    ==============                   ==============

        (1) Intrinsic value, presented in millions, is calculated as the excess of the closing market price on December 31, 2006 of the respective underlying shares over the strike prices of the option awards.
        (2) AllianceBernstein grants totaled 9,712 units in 2006.

        Cash proceeds received from employee exercises of options to purchase AXA ADRs in 2006 were $201.3 million. The intrinsic value related to employee exercises of options to purchase AXA ADRs during 2006, 2005 and 2004 were $132.1 million, $68.3 million and $18.8 million, respectively, resulting in amounts currently deductible for tax purposes of $44.9 million, $22.9 million and $6.2 million, respectively, for the periods then ended. Under SFAS No. 123(R), $34.8 million windfall tax benefits resulted from employee stock option exercises during 2006.

        At December 31, 2005, AXA Financial held 9.3 million AXA ADRs in treasury at a weighted average cost of approximately $24.00 per ADR, of which approximately 9.0 million were designated to fund future exercises of outstanding employee stock options and the remainder of approximately .3 million units was available for general corporate purposes, including funding other stock-based compensation programs. These AXA ADRs were obtained primarily by exercise of call options that had been purchased by AXA Financial beginning in fourth quarter 2004 to mitigate the U.S. dollar price and foreign exchange risks associated with funding exercises of employee stock options. Remaining outstanding and unexercised at December 31, 2006 are call options to purchase 8.9 million AXA ADRs at strike prices ranging from $30.41 to $32.37, each having a cap equal to approximately 150% of its strike price, at which time the option automatically would be exercised. These call options expire on November 23, 2009. During 2006, AXA Financial utilized approximately 5.6 million AXA ADRs from treasury to fund exercises of employee stock options. Employee options outstanding at December 31, 2006 to purchase AXA ordinary shares begin to become exercisable in March 2007 and their future exercises are expected to be funded by newly issued AXA ordinary shares.

        Prior to adoption of SFAS No. 123(R), the Company had elected to continue accounting for employee stock option awards under APB No. 25 and, therefore, no compensation cost for these awards was recognized in the consolidated statement of earnings in 2005 and 2004. The following table illustrates the effect on net income had compensation expense for employee stock option awards been measured and recognized by the Company under the fair-value-based method of SFAS No. 123, "Accounting for Stock-Based Compensation". These pro forma disclosures are not adjusted from amounts previously reported and, therefore, retain the original grant-date fair values of the underlying awards, continue to attribute cost over the awards' service-vesting periods and do not include estimates of pre-vesting forfeitures.

                                                                                  2005               2004
                                                                           ------------------- -----------------
                                                                                        (In Millions)
       Net earnings as reported..........................................   $     1,073.8      $       929.9
       Less:  Total stock-based employee compensation expense
          determined under fair value method, net of income tax benefit..           (23.2)             (21.4)
                                                                           -----------------   -----------------
       Pro Forma Net Earnings............................................   $     1,050.6      $       908.5
                                                                           =================   =================

        For the purpose of estimating the fair value of employee stock option awards granted on or after January 1, 2006, the Company continues to apply the Black-Scholes-Merton formula and the same methodologies for developing the input assumptions as previously had been used to prepare the pro forma disclosures required by SFAS No. 123. Shown below are the relevant input assumptions used to derive the fair values of options awarded in 2006, 2005 and 2004, respectively. For employee stock options with graded vesting terms and service conditions granted on or after January 1, 2006, the Company elected under SFAS No. 123(R) to retain its practice of valuing these as singular awards and to change to the graded-vesting method of attribution, whereby the cost is recognized separately over the requisite service period for each individual one-third of the options vesting on the second, third and fourth anniversaries of the grant date.

                                     AXA Ordinary                                 AllianceBernstein
                                        Shares              AXA ADRs                Holding Units
                                  ------------------- --------------------  -----------------------------
                                     2006     2005       2005      2004        2006      2005      2004
                                   -------- --------- ---------- ---------  --------- ---------- --------
       Dividend yield............   3.48%    3.15%      3.01%      2.24%         6%       6.2%      3.5%

       Expected volatility.......     28%      25%        25%        43%        31%        31%       32%

       Risk-free interest rate...   3.77%    3.09%      4.27%      2.86%       4.9%       3.7%      4.0%

       Expected life in years....    5.0      5.0        5.0        5.0        6.5        3.0       5.0

       Weighted average fair
         value per option at
         grant date..............  $7.45    $4.30      $4.85      $6.94     $12.35      $7.04     $8.00

        As of December 31, 2006, approximately $19.0 million of unrecognized compensation cost related to unvested employee stock option awards, net of estimated pre-vesting forfeitures, is expected to be recognized by the Company over a weighted average period of 1.8 years.

        Under the Stock Incentive Plan, AXA Financial grants restricted AXA ADRs to employees of its subsidiaries, including AXA Equitable. Generally, all outstanding restricted AXA ADR grants have a 7-year vesting schedule with potential accelerated vesting based on performance. Under The Equity Plan for Directors ("the Equity Plan"), AXA Financial grants non-officer directors restricted AXA ADRs and unrestricted AXA ADRs annually. Similarly, AllianceBernstein awards restricted AllianceBernstein Holding units to independent directors of its General Partner. In addition, under its Century Club Plan, awards of restricted AllianceBernstein Holding units that vest ratably over three years are made to eligible AllianceBernstein employees whose primary responsibilities are to assist in the distribution of company-sponsored mutual funds. For 2006, 2005 and 2004 AXA Financial Group recognized compensation costs of $5.6 million, under SFAS No. 123(R) and $10.1 million and $9.5 million, respectively, under APB No. 25 for awards outstanding under these plans. Consistent with existing practice of the Company prior to adoption of SFAS No. 123(R), grant-date fair value continues to be measured by the closing price of the shares awarded and the result generally is attributed over the shorter of the performance period, the requisite service period, or to the date at which retirement eligibility is achieved and subsequent service no longer is required for continued vesting of the award.

        At December 31, 2006, approximately 60,692 restricted AllianceBernstein Holding Units outstanding under the Century Club Plan remain unvested. At December 31, 2006, approximately $2.1 million of unrecognized compensation cost related to these unvested awards, net of estimated pre-vesting forfeitures, is expected to be recognized over a weighted average period of 1.6 years. Restricted AXA ADRs vested in 2006, 2005 and 2004 had aggregate vesting-date fair values of approximately $13.5 million, $19.2 million and $12.7 million, respectively. In 2005 244,790 restricted AXA ADRs were granted having an aggregate grant-date fair value of $6.6 million. The following table summarizes unvested restricted AXA ADR activity for 2006.

                                                                                                       WEIGHTED
                                                                                  SHARES OF            AVERAGE
                                                                                  RESTRICTED          GRANT DATE
                                                                                    STOCK             FAIR VALUE
                                                                                --------------     ---------------

      Unvested as of January 1, 2006..........................................       867,387        $        19.94
      Granted.................................................................        78,865        $        35.16
      Vested..................................................................       381,836        $        16.98
      Forfeited...............................................................        50,381
                                                                                --------------
      Unvested as of December 31, 2006........................................       514,035        $        23.91
                                                                                ==============

        On March 31, 2006, under the terms of the AXA Performance Unit Plan 2006, the AXA Management Board awarded 722,854 unearned performance units to employees of AXA Financial subsidiaries. During each year that the performance unit awards are outstanding, a pro-rata portion of the units may be earned based on criteria measuring the performance of AXA and AXA Financial Group. The extent to which performance targets are met determines the number of performance units earned, which may vary between 0% and 130% of the number of performance units at stake. Performance units earned under the 2006 plan cliff-vest on the second anniversary of their date of award. When fully-vested, the performance units earned will be settled in cash, or in some cases, a combination of cash (70%) and stock (30%), the latter equity portion having transfer restrictions for a two-year period. For 2006 awards, the price used to value the performance units at settlement will be the average opening price of the AXA ordinary share for the last 20 trading days of the vesting period converted to U.S. dollars using the Euro to U.S. dollar exchange rate on March 28, 2008.

        For 2006, 2005 and 2004 the Company recognized compensation costs of $25.9 million, under SFAS No. 123(R) and $7.2 million and $.7 million, respectively, under APB No. 25 for performance units earned to date. Substantially similar to existing practice of the Company prior to adoption of SFAS No. 123(R), the change in fair value of these awards in 2006 was measured by the closing price of the underlying the Company ordinary shares or AXA ADRs and adjustment was made to reflect the impact of expected and actual pre-vesting forfeitures. In addition, similar to adoption of SFAS No. 123(R) for employee stock option awards, the cost of performance units awarded on or after January 1, 2006, such as those granted March 31, 2006, were attributed over the shorter of the cliff-vesting period or to the date at which retirement eligibility is achieved. The value of performance units earned and reported in Other liabilities in the consolidated balance sheets at December 31, 2006 and 2005 was $45.8 million and $9.1 million, respectively, including incremental awards earned under the 2005 and 2004 plans from having exceeded the targeted performance criteria established in those years by 14.6% and 11.1%, respectively. Approximately 720,691 outstanding performance units are at risk to achievement of 2006 performance criteria, including approximately 50% of the award granted on March 31, 2006.

        Following completion of the merger of AXA Merger Corp. with and into AXA Financial in January 2001, certain employees exchanged fully vested in-the-money AXA ADR options for tandem Stock Appreciation Rights/AXA ADR non-statutory options ("tandem SARs/NSOs") of then-equivalent intrinsic value. The Company recorded compensation expense for these fully-vested awards of $6.1 million, $28.9 million and $14.2 million for 2006, 2005 and 2004, respectively, reflecting the impact in those periods of the change in the market price of the AXA ADR on the cash-settlement value of the SARs component of the outstanding tandem SARs/NSOs. The value of these tandem SARs/NSOs at December 31 2006 and 2005 was $24.9 million and $57.5 million, respectively. At December 31, 2006, 1.6 million tandem SARs/NSOs were outstanding, having weighted average remaining expected and contractual terms of 1.11 and 2.22 years, respectively, and for which the SARs component had maximum value of $24.9 million. During 2006, 2005 and 2004, respectively, approximately
        2.8 million, .7 million and zero million of these awards were exercised at an aggregate cash-settlement value of $41.2 million $7.5 million and zero million.

        On March 31, 2006, 59,644 Stock Appreciation Rights ("SARs") with a 4-year cliff-vesting schedule were granted to certain associates of AXA Financial subsidiaries. These SARs entitle the holder to a cash payment equal to any appreciation in the value of the AXA ordinary share over
        29.22 Euros as of the date of exercise. Similar to the SARs component of the tandem SARs/NSOs, awards remaining unexercised at expiry of their 10-year contractual term will be automatically exercised on the expiration date. At December 31, 2006, .2 million SARs were outstanding, having weighted average remaining contractual term of 6.03 years. The accrued value of SARs at December 31, 2006 and 2005 was $2.9 million and $1.0 million, respectively, and recorded as liabilities in the consolidated balance sheets. For 2006, the Company recorded compensation expense for SARs of $1.9 million, under SFAS No. 123(R), reflecting the impact in those periods of the changes in their fair values as determined by applying the Black Scholes-Merton formula and assumptions used to price employee stock option awards. For 2005 and 2004, the Company recorded compensation expense of $.6 million and $.03 million, respectively, under APB No. 25 reflecting the impact in those periods of the change in the market price of the underlying AXA ordinary share or AXA ADR on the value of the outstanding SARs.

        In fourth quarter 2006, eligible employees of AXA Financial's subsidiaries participated in AXA's global offering to purchase newly issued AXA stock, subject to plan limits, under the terms of AXA Shareplan 2006. Similar to the AXA Shareplan programs previously offered in 2001 through 2005, the plan offered two investment alternatives that, with limited exceptions, restrict the sale or transfer of the purchased shares for a period of five years. "Investment Option A" permitted participants to purchase AXA ADRs at a 20% formula discounted price. "Investment Option B" permitted participants to purchase AXA ordinary shares at a 15.21% formula discounted price on a leveraged basis with a guaranteed return of initial investment plus 75.0% of any appreciation in the value of the total shares purchased. Under SFAS No. 123(R), AXA Equitable recognized compensation expense of $22.1 million in connection with AXA Shareplan 2006, representing the aggregate discount provided to participants for their purchase of AXA stock, as adjusted for the post-vesting, five-year holding period. No compensation expense was recorded in 2006, 2005 and 2004, respectively, in connection with shares subscribed under previous years' AXA Shareplan offerings. Participants in AXA Shareplans 2005 and 2004 primarily invested under Investment Option B for the purchase of approximately 5.7 million and
        6.8 million AXA ordinary shares, respectively. The discounted pricing offered to participants in those programs for the purchase of AXA ordinary shares under Investment Option B was 17.5% and 20%, respectively, and the appreciation percentage was 86.1% and 79.0%, respectively.

        Under SFAS No. 123(R), the Company recognized compensation expense for payroll deductions authorized and applied in 2006 under the terms of the AXA Financial, Inc. Qualified Stock Purchase Plan to purchase AXA ADRs of 182,225, at an aggregate discount of $1.1 million, representing a discount of 15% from the closing market value of the AXA ADR at the purchase dates defined in the annual offering document (generally the last trading day of each month). Prior to adoption of SFAS No. 123(R), no compensation expense was recorded in connection with this plan. Under the terms of the AXA Financial, Inc. Non-Qualified Stock Purchase Plan, total AXA ADRs of 340,083, 381,302 and 407,715 were purchased during 2006, 2005 and 2004, respectively, including those purchased with employer matching contributions for which AXA Financial Group recorded compensation expense of $1.6 million, $1.3 million and $1.2 million in 2006, 2005 and 2004, respectively.

14)     NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Fixed maturities...................................   $    1,848.6       $    1,870.0        $   1,880.0
       Mortgage loans on real estate......................          245.9              238.2              249.6
       Equity real estate.................................          114.9              125.3              124.2
       Other equity investments...........................          181.2              155.2              162.1
       Policy loans.......................................          249.8              248.8              251.0
       Short-term investments.............................           55.2               25.1               19.1
       Derivative investments.............................         (302.4)             (85.5)             (88.0)
       Broker-dealer related receivables..................          226.5              124.8               45.5
       Trading securities.................................           53.4               28.6               14.5
       Other investment income............................           43.9               16.2               28.9
                                                            -----------------  -----------------   -----------------

         Gross investment income..........................        2,717.0            2,746.7            2,686.9

       Investment expenses................................         (132.2)            (159.0)            (153.3)
       Interest expenses..................................         (187.8)             (95.9)             (32.8)
                                                            -----------------  -----------------   -----------------

       Net Investment Income..............................   $    2,397.0       $    2,491.8        $   2,500.8
                                                            =================  =================   =================

        For 2006, 2005 and 2004, respectively, investment results on derivative positions, which were included in net investment income, included gross gains of $155.5 million, $84.2 million and $26.2 million and gross losses of $457.9 million, $169.7 million and $114.2 million. For 2006 and 2005, respectively, net unrealized losses of $15.2 million and $3.7 million were recognized from floor contracts. For 2006 and 2005, net realized gains (losses) of $(249.5) million and $(140.9) million and net unrealized gains (losses) of $(37.7) million and 59.2 million were recognized from futures contracts utilized in the GMDB and GMIB programs.

        Investment gains (losses), net by including changes in the valuation allowances, follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Fixed maturities...................................   $       (11.5)     $        11.1       $       26.3
       Mortgage loans on real estate......................              .2               (2.2)                .2
       Equity real estate.................................             8.8                3.9               11.6
       Other equity investments...........................            20.1               30.7               24.4
       Other(1)...........................................            29.3               11.9                2.5
                                                            -----------------  -----------------   -----------------
       Investment Gains (Losses), Net.....................   $        46.9      $        55.4       $       65.0
                                                            =================  =================   =================

        (1) In 2006, AllianceBernstein issued units to its employees under long-term incentive plans. As a result of this transaction, the company recorded a non-cash $29.7 million realized gain.

        Writedowns of fixed maturities amounted to $27.4 million, $31.2 million and $36.4 million for 2006, 2005 and 2004, respectively. Writedowns of mortgage loans on real estate were $.4 million for 2006, $1.7 million, for 2005 and $10.1 million for 2004. There were no writedown on equity real estate for 2006, 2005 and 2004, respectively.

        For 2006, 2005 and 2004, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $1,281.9 million, $2,220.0 million and $2,908.3 million. Gross gains of $33.9 million, $53.2 million and $47.7 million and gross losses of $24.5 million, $31.1 million and $9.7 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2006, 2005 and 2004 amounted to $(416.7) million, $(1,004.8) million and $0.8 million, respectively.

        For 2006, 2005 and 2004, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $57.8 million, $68.6 million and $70.4 million, respectively.

        Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits. The net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated other comprehensive income and the changes for the corresponding years, including Wind-up Annuities on a line-by-line basis, follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Balance, beginning of year.........................   $       432.3      $       874.1       $      892.8
       Changes in unrealized investment gains (losses)....          (431.4)          (1,008.1)             (12.8)
       Changes in unrealized investment (gains) losses
         attributable to:
           Participating group annuity contracts,
              Closed Block policyholder dividend
              obligation and other........................            90.9              186.3               (1.5)
           DAC............................................            85.8              146.2               (2.5)
           Deferred income taxes..........................           104.6              233.8               (1.9)
                                                            -----------------  -----------------   -----------------
       Balance, End of Year...............................   $       282.2      $       432.3       $      874.1
                                                            =================  =================   =================
       Balance, end of year comprises:
         Unrealized investment gains (losses) on:
           Fixed maturities...............................   $       535.4      $       966.5       $    2,003.2
           Other equity investments.......................             1.4                1.7                1.2
           Other..........................................             -                  -                (28.1)
                                                            -----------------  ------------------- -----------------
             Subtotal.....................................           536.8              968.2            1,976.3
         Amounts of unrealized investment (gains) losses
           attributable to:
             Participating group annuity contracts,
               Closed Block policyholder dividend
               obligation and other.......................             1.4              (89.4)            (275.7)
             DAC..........................................          (110.4)            (196.0)            (342.2)
             Deferred income taxes........................          (145.6)            (250.5)            (484.3)
                                                            -----------------  ------------------- -----------------
       Total..............................................   $       282.2      $       432.3       $      874.1
                                                            =================  =================== =================


15)     INCOME TAXES

        A summary of the income tax expense in the consolidated statements of earnings follows:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)
       Income tax expense:
         Current expense .................................   $       438.6      $       237.5       $      359.0
         Deferred expense.................................           (11.3)             281.7               37.9
                                                            -----------------  -----------------   -----------------
       Total..............................................   $       427.3      $       519.2       $      396.9
                                                            =================  =================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Expected income tax expense........................   $       727.9      $       715.5       $      586.5
       Minority interest..................................          (224.1)            (175.9)            (134.7)
       Separate Account investment activity...............           (45.4)             (87.2)             (63.3)
       Non-taxable investment income......................           (23.1)             (19.7)             (22.6)
       Adjustment of tax audit reserves...................           (86.2)              11.1                7.7
       Non-deductible goodwill and other
           intangible assets..............................             5.0                2.8                2.7
       State income taxes.................................            38.0               28.3                3.3
       AllianceBernstein income and foreign taxes.........            32.9               41.4               24.3
       Other..............................................             2.3                2.9               (7.0)
                                                            -----------------  -----------------   -----------------
       Income Tax Expense.................................   $       427.3      $       519.2       $      396.9
                                                            =================  =================   =================

        The components of the net deferred income taxes are as follows:

                                                       DECEMBER 31, 2006                  December 31, 2005
                                                --------------------------------   ---------------------------------
                                                    ASSETS        LIABILITIES          Assets         Liabilities
                                                ---------------  ---------------   ---------------  ----------------
                                                                           (IN MILLIONS)

       Compensation and related benefits......   $      54.6      $        -        $       -        $      285.3
       Reserves and reinsurance...............       1,160.3               -              929.2               -
       DAC and VOBA...........................           -             2,433.5              -             2,200.6
       Unrealized investment gains............           -               129.8              -               250.7
       Investments............................           -               865.7              -               813.5
       Other..................................          13.2               -              107.2               -
                                                ---------------  ---------------   ---------------  ----------------
       Total..................................   $   1,228.1      $    3,429.0      $   1,036.4      $    3,550.1
                                                ===============  ===============   ===============  ================

        The Company recognized a net tax benefit in third quarter 2006 of $117.7 million. This benefit was related to the settlement of an IRS audit of the 1997-2001 tax years, partially offset by additional tax reserves established for subsequent tax periods. Of the net tax benefit of $117.7 million, $111.9 million related to the continuing operations and $5.8 million to the discontinued Wind-up Annuities. In 2005, the Internal Revenue Service ("IRS") began an examination of the Company's 2002 and 2003 returns. Management believes this audit will have no material adverse effect on the Company's consolidated results of operations or financial position.

 16)    DISCONTINUED OPERATIONS

        The Company's discontinued operations include Wind-up Annuities, equity real estate held-for-sale and Enterprise. The following table reconciles the Earnings (losses) from discontinued operations, net of income taxes and (Losses) gains on disposal of discontinued operations, net of income taxes to the amounts reflected in the consolidated statements of earnings for the three years ended December 31, 2006:

                                                                          2006          2005           2004
                                                                      -------------  ------------  ------------
                                                                                    (IN MILLIONS)
       EARNINGS FROM DISCONTINUED OPERATIONS,
          NET OF INCOME TAXES:
       Wind-up Annuities.............................................  $      30.2    $      15.2   $     7.9
       Real estate held-for-sale.....................................         (4.0)            .6          .4
       Disposal of business - Enterprise.............................           -             (.1)       (1.5)
                                                                      -------------  ------------  ------------
       Total.........................................................  $      26.2    $      15.7   $     6.8
                                                                      =============  ============  ============

       (LOSSES) GAINS ON DISPOSAL OF DISCONTINUED OPERATIONS,
          NET OF INCOME TAXES:
       Real estate held for sale.....................................  $       -      $       -     $    31.1
       Disposal of business - Enterprise.............................         (1.9)           -            -
                                                                      -------------  ------------  ------------
       Total.........................................................  $      (1.9)   $       -     $    31.1
                                                                      =============  ============  ============


        Disposal of Businesses
        ----------------------

        In October 2006, AXA Financial and its subsidiaries, AXA Equitable, Enterprise Capital Management, Inc. ("Enterprise Capital") and Enterprise Fund Distributors, Inc., ("EFD") entered into an agreement contemplating the transfer to Goldman Sachs Asset Management L.P. ("GSAM") of assets of the business of serving as sponsor of and investment manager to 27 of the 31 funds of AXA Enterprise Multimanager Funds Trust, AXA Enterprise Funds Trust and The Enterprise Group of Funds, Inc. (collectively, the "AXA Enterprise Funds") and the reorganization of such funds to corresponding mutual funds managed by GSAM. These 27 funds have approximately $4.2 billion in assets under management as of December 31, 2006. The reorganization of the 27 funds is subject to regulatory and fund shareholder approvals and is expected to close in the second quarter of 2007. Of the remaining four funds not included in the GSAM reorganization, which together have approximately $700 million in assets under management as of December 31, 2006, one fund is being liquidated and AXA Financial is considering possible alternatives for the dispositions of the other three funds, which alternatives include a possible transaction with another investment advisor or liquidation. Proceeds from the transaction with GSAM are dependant upon assets under management at the time of the reorganization. A permanent impairment writedown of $4.1 million pre-tax ($2.7 million post-tax) on the AXA Enterprise Funds investment management contracts intangible asset and $3.0 million pre-tax of costs ($1.9 million post-tax) to sell were recorded by the Company in 2006. As a result of management's disposition plan, AXA Enterprise Funds advisory contracts are now reported in Discontinued Operations. At December 31, 2006, assets and liabilities related to these contracts of $26.5 million and $9.3 million were included in Other assets and Other liabilities, respectively.

        The gross carrying amount of Enterprise related intangible asset was $26.5 million at December 31, 2006, and the accumulated amortization of this intangible asset was $4.1 million. Amortization expense related to the Enterprise intangible asset totaled $4.1 million for 2006.

        Wind-up Annuities
        -----------------

        In 1991, management discontinued the business of Wind-up Annuities, the terms of which were fixed at issue, which were sold to corporate sponsors of terminated qualified defined benefit plans, for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2006 is adequate to provide for all future losses; however, the determination of the allowance involves numerous estimates and subjective judgments regarding the expected performance of invested assets held by Wind-up Annuities ("Discontinued Operations Investment Assets"). There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of Wind-up Annuities differ from management's current estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in Wind-up Annuities. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the loss allowance are likely to result.

        Summarized financial information for Wind-up Annuities follows:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                   2006                  2005
                                                                              ----------------     -----------------
                                                                                          (IN MILLIONS)
       BALANCE SHEETS
       Fixed maturities, available for sale, at estimated fair value
         (amortized cost of $752.7 and $796.9)..............................   $      764.8         $      823.5
       Equity real estate...................................................          169.5                197.5
       Mortgage loans on real estate........................................            2.9                  6.7
       Other invested assets................................................            2.6                  3.2
                                                                              ----------------     -----------------
         Total investments..................................................          939.8              1,030.9
       Cash and cash equivalents............................................             .1                  -
       Other assets.........................................................           13.7                 13.6
                                                                              ----------------     -----------------
       Total Assets.........................................................   $      953.6         $    1,044.5
                                                                              ================     =================

       Policyholders liabilities............................................   $      788.2         $      817.2
       Allowance for future losses..........................................            1.0                 60.1
       Other liabilities....................................................          164.4                167.2
                                                                              ----------------     -----------------
       Total Liabilities....................................................   $      953.6         $    1,044.5
                                                                              ================     =================

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)
       STATEMENTS OF EARNINGS
       Investment income (net of investment
         expenses of $19.0, $18.4 and $17.2)..............   $        71.3      $        70.0       $       68.5
       Investment gains (losses), net.....................             6.0                (.3)               3.6
                                                                -------------      -------------      --------------
       Total revenues.....................................            77.3               69.7               72.1
                                                                -------------      -------------      --------------

       Benefits and other deductions......................            84.7               87.1               99.4
       (Losses charged) to allowance
         for future losses................................            (7.4)             (17.4)             (27.3)
                                                            -----------------  -----------------   -----------------
       Pre-tax loss from operations.......................             -                  -                  -
       Pre-tax earnings from releasing the allowance
         for future losses................................            37.1               23.2               12.0
       Income tax expense.................................            (6.9)              (8.0)              (4.1)
                                                            -----------------  -----------------   -----------------
       Earnings from Wind-up Annuities....................   $        30.2      $        15.2       $        7.9
                                                            =================  =================   =================

        The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of Wind-up Annuities against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented above.

        During 2004, Wind-up Annuities' average recorded investment in impaired mortgage loans was $8.4 million; and interest income recognized on these impaired mortgage loans totaled $1.0 million. There were no related amounts reported in 2006 and 2005.

        Income tax expense for Wind-up Annuities in 2006 included a $5.8 million tax benefit in connection with the settlement of an IRS audit of the 1997-2001 tax years.

        Real Estate Held-For-Sale
        -------------------------

        In 2006, one real estate property with a total book value of $34.3 million that had been previously reported in equity real estate was reclassified as real estate held-for-sale. Prior periods have been restated to reflect these properties as discontinued operations. At December 31, 2006 and 2005, equity real estate held-for-sale was $32.2 million and $42.1 million, respectively, and was included in Other assets.

17)     ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

        Accumulated other comprehensive (loss) income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Unrealized gains on investments....................   $       282.2      $       432.3       $      874.1
       Defined benefit pensions plans.....................          (449.5)               -                  -
                                                            -----------------  -----------------   -----------------
       Total Accumulated Other
         Comprehensive (Loss) Income......................   $      (167.3)     $       432.3       $      874.1
                                                            =================  =================   =================

        The components of other comprehensive loss for the past three years follow:

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Net unrealized (losses) gains on investments:
         Net unrealized (losses) gains arising during
           the period.....................................   $      (416.6)     $      (966.2)      $       69.4
         Losses reclassified into net earnings
           during the period..............................           (14.8)             (41.9)             (82.2)
                                                            -----------------  -----------------   -----------------
       Net unrealized (losses) gains on investments.......          (431.4)          (1,008.1)             (12.8)
       Adjustments for policyholders liabilities,
           DAC and deferred income taxes..................           281.3              566.3               (5.9)
                                                            -----------------  -----------------   -----------------

       Change in unrealized losses, net of
           adjustments....................................          (150.1)            (441.8)             (18.7)
                                                            -----------------  -----------------   -----------------
       Total Other Comprehensive Loss.....................   $      (150.1)     $      (441.8)      $      (18.7)
                                                            =================  =================   =================

18)     COMMITMENTS AND CONTINGENT LIABILITIES

        Debt Maturities
        ---------------

        At December 31, 2006, aggregate maturities of the long-term debt, including any current portion of long-term debt, based on required principal payments at maturity were $248.3 million for 2007, zero for 2008-2011 and $200.0 million thereafter.

        Leases
        ------

        The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under non-cancelable operating leases for 2007 and the four successive years are $178.6 million, $175.0 million, $162.3 million, $156.7 million, $149.5 million and $1,500.3 million thereafter. Minimum future sublease rental income on these non-cancelable operating leases for 2007 and the four successive years is $6.0 million, $5.2 million, $5.0 million, $5.0 million, $4.8 million and $16.4 million thereafter.

        At December 31, 2006, the minimum future rental income on non-cancelable operating leases for wholly owned investments in real estate for 2007 and the four successive years is $106.7 million, $116.0 million, $114.8 million, $114.7 million, $114.9 million and $896.1 million thereafter.

        The Company has entered into capital leases for certain information technology equipment. Future minimum payments under non-cancelable capital leases for 2007 and the four successive years are $.3 million, $.3 million, $.2 million, and zero for the following two years.

        Guarantees and Other Commitments
        --------------------------------

        The Company provides certain guarantees or commitments to affiliates, investors and others. At December 31, 2006, these arrangements included commitments by the Company to provide equity financing of $618.3 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

        AXA Equitable is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, AXA Equitable owns single premium annuities issued by previously wholly owned life insurance subsidiaries. AXA Equitable has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for AXA Equitable to satisfy those obligations is remote.

        The Company had $63.8 million of undrawn letters of credit related to reinsurance at December 31, 2006. AXA Equitable had $46.3 million in commitments under existing mortgage loan agreements at December 31, 2006. In February 2002, AllianceBernstein signed a $125.0 million agreement with a commercial bank under which it guaranteed certain obligations of SCB LLC incurred in the ordinary course of its business in the event SCB LLC is unable to meet these obligations. At December 31, 2006, AllianceBerstein was not required to perform under the agreement and had no liability outstanding in connection with the agreement.

19)     LITIGATION

        A putative class action entitled STEFANIE HIRT, ET AL. V. THE EQUITABLE RETIREMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS, ET AL. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula". The complaint challenged the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs alleged that the change to the cash balance formula violated ERISA by reducing the rate of accruals based on age, failed to comply with ERISA's notice requirements and improperly applied the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violated ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula". Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violated ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim was dismissed. In March 2003, plaintiffs filed an amended complaint elaborating on the remaining claims in the original complaint and adding additional class and individual claims alleging that the adoption and announcement of the cash balance formula and the subsequent announcement of changes in the application of the cash balance formula failed to comply with ERISA. By order dated May 2003, the District Court, as requested by the parties, certified the case as a class action, including a sub-class of all current and former Plan participants, whether active, inactive or retired, their beneficiaries or estates, who were subject to a 1991 change in application of the cash balance formula. In September 2006, the district court granted summary judgment in favor of the defendants. The court ruled that (a) the cash balance provisions of the Equitable Plan do not violate the age discrimination provisions of ERISA, (b) while the notice of plan changes provided to participants in 1990 was not adequate, the notice of plan changes provided to participants in 1992 satisfied the ERISA notice requirements regarding delivery and content, and (c) the claims of the named plaintiffs are barred by statute of limitations. The Court found that other individual class members were not precluded from asserting claims for additional benefit accruals from January 1991 through January 1993 to the extent that such individuals could show that the statute of limitations did not bar their claims. In October 2006, plaintiffs filed a notice of appeal. Defendants have cross-appealed.

        In April 2004, a purported nationwide class action lawsuit was filed in the Circuit Court for Madison County, Illinois entitled MATTHEW WIGGENHORN V. EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. The lawsuit alleges that AXA Equitable uses stale prices for the foreign securities within the investment divisions of its variable insurance products. The complaint further alleges that AXA Equitable's use of stale pricing diluted the returns of the purported class. The complaint also alleges that AXA Equitable breached its fiduciary duty to the class by allowing market timing in general within AXA Equitable's variable insurance products, thereby diluting the returns of the class. In June 2005, this case was transferred by the Judicial Panel on Multidistrict Litigation to the U.S. District Court in Maryland, where other market-timing related litigation is pending. In June 2005, plaintiff filed an amended complaint. In July 2005, AXA Equitable filed a motion to dismiss the amended complaint. In June 2006, AXA Equitable's motion to dismiss the amended complaint was granted. The plaintiff filed a notice of appeal in June 2006.

        In June 2006, AXA Equitable received a demand for arbitration from Centre Life Insurance Company ("Centre Life") seeking to rescind the 100% quota share reinsurance agreement, effective July 1, 2000 between Centre Life and AXA Equitable, under which Centre Life reinsures portions of AXA Equitable's individual disability income insurance business. The arbitration demand alleges that AXA Equitable provided Centre Life with inaccurate and incomplete data upon which Centre Life relied in order to establish the reinsurance premium paid by AXA Equitable as consideration in the transaction. The demand alternatively seeks damages for the increase in reserves Centre Life alleges it was caused to record as a result of the difference in the data it originally relied upon and its present assessment of the data. The demand further alleges that Centre Life has paid expenses relating to the business in excess of its liability under the reinsurance agreement. Discovery is ongoing.

        Beginning with the first action commenced in July 2006, there are two putative class actions pending in Federal court, MEOLA V. AXA ADVISORS, ET AL., in the District Court for the Northern District of California and BOLEA V. AXA ADVISORS, LLC, ET. AL., in the District Court for the Western District of Pennsylvania, against AXA Equitable, alleging certain wage and hour violations. Each of the cases seek substantially the same relief under essentially the same theories of recovery (i.e., violation of the Fair Labor Standards Act ("FLSA") for failure to pay minimum wage and overtime and violation of similar provisions under state labor laws in the respective states). Plaintiffs in MEOLA and BOLEA seek certification of nationwide collection action under the FLSA, and certification of statewide class actions under the respective California and Pennsylvania state labor laws covering all "securities brokers" from 2002 to 2006. In addition, plaintiffs seek compensatory damages, restitution of all wages improperly withheld or deducted, punitive damages, penalties, and attorneys' fees. In January 2007, AXA Equitable filed an answer in MEOLA.

        ALLIANCEBERNSTEIN LITIGATION

        In April 2002, a consolidated complaint entitled IN RE ENRON CORPORATION SECURITIES LITIGATION ("Enron Complaint") was filed in the United States District Court for the Southern District of Texas, Houston Division, against numerous defendants, including AllianceBernstein, alleging that AllianceBernstein violated Sections 11 and 15 of the Securities Act of 1933, as amended ("Securities Act"), with respect to a registration statement filed by Enron Corp. In January 2007, the Court issued a final judgment dismissing the Enron Complaint as the allegations therein pertained to AllianceBernstein. The parties have agreed that there will be no appeal.

        Market Timing-Related Matters

        In October 2003, a purported class action complaint entitled HINDO, ET AL. V. ALLIANCEBERNSTEIN GROWTH & INCOME FUND, ET AL. ("Hindo Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, AllianceBernstein Corporation, AXA Financial, certain investment company funds (the "U.S. Funds") distributed by AllianceBernstein Investments, Inc., a wholly-owned subsidiary of AllianceBernstein, the registrants and issuers of those funds, certain officers of AllianceBernstein (the "AllianceBernstein defendants"), and certain other unaffiliated defendants, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the U.S. Funds. The Hindo Complaint alleges that certain of the AllianceBernstein defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in "late trading" and "market timing" of U.S. Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Advisers Act"). Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts.

        Since October 2003, additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed in various Federal and state courts against AllianceBernstein and certain other defendants. All state court actions against AllianceBernstein either were voluntarily dismissed or removed to Federal court.

        In February 2004, the Judicial Panel on Multidistrict Litigation ("MDL Panel") transferred all Federal actions to the United States District Court for the District of Maryland ("Mutual Fund MDL"). All of the actions removed to the Federal court also were transferred to the Mutual Fund MDL. In September 2004, plaintiffs filed consolidated amended complaints with respect to four claim types: mutual fund shareholder claims; mutual fund derivative claims; derivative claims brought on behalf of AllianceBernstein Holding; and claims brought under ERISA by participants in the Profit Sharing Plan for Employees of AllianceBernstein. All four complaints included substantially identical factual allegations, which appear to be based in large part on the SEC Order and the NYAG Assurance of Discontinuance ("NYAG AoD").

        In April 2006, AllianceBernstein and attorneys for the plaintiffs in the mutual fund shareholder claims, mutual fund derivative claims, and ERISA claims entered into a confidential memorandum of understanding ("MOU") containing their agreement to settle these claims. The agreement will be documented by a stipulation of settlement and will be submitted for court approval at a later date. The settlement amount was disbursed. The derivative claims brought on behalf of AllianceBernstein Holding, in which plaintiffs seek an unspecified amount of damages, remain pending.

        In April 2005, a complaint entitled THE ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA V. AIM ADVISORS, INC., ET AL. ("WVAG Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, and various other unaffiliated defendants. The WVAG Complaint was filed in the Circuit Court of Marshall County, West Virginia by the Attorney General of the State of West Virginia. The WVAG Complaint makes factual allegations generally similar to those in the Hindo Complaint. In October 2005, the WVAG Complaint was transferred to the Mutual Fund MDL. In August 2005, the WV Securities Commissioner signed a Summary Order to Cease and Desist, and Notice of Right to Hearing ("Summary Order") addressed to AllianceBernstein and AllianceBernstein Holding. The Summary Order claims that AllianceBernstein and AllianceBernstein Holding violated the West Virginia Uniform Securities Act and makes factual allegations generally similar to those in the SEC Order and NYAG AoD. In September 2006, AllianceBernstein and AllianceBernstein Holding filed an answer and moved to dismiss the Summary Order with the WV Securities Commission.

        Revenue Sharing-Related Matters

        In June 2004, a purported class action complaint entitled AUCOIN, ET AL.
        V. ALLIANCE CAPITAL MANAGEMENT L.P., ET AL. ("Aucoin Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, AllianceBernstein Corporation, AXA Financial, AllianceBernstein Investments, Inc., certain current and former directors of the U.S. Funds, and unnamed Doe defendants. The Aucoin Complaint names the U.S. Funds as nominal defendants. The Aucoin Complaint was filed in the United States District Court for the Southern District of New York by an alleged shareholder of the AllianceBernstein Growth & Income Fund. The Aucoin Complaint alleges, among other things, (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from U.S. Fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts, an accounting of all U.S. Fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

        In February 2005, plaintiffs filed a consolidated amended class action complaint (the "Aucoin Consolidated Amended Complaint") that asserts claims substantially similar to the Aucoin Complaint and the nine additional subsequently filed lawsuits. In October 2005, the District Court dismissed each of the claims set forth in the Aucoin Consolidated Amended Complaint, except for plaintiffs' claim under Section 36(b) of the Investment Company Act. In January 2006, the District Court granted defendants' motion for reconsideration and dismissed the remaining claim under Section 36(b) of the Investment Company Act. In May 2006, the District Court denied plaintiffs' motion for leave to file their amended complaint. In July 2006, plaintiffs filed a notice of appeal, which was subsequently withdrawn subject to plaintiffs right to reinstate it at a later date.

                       -----------------------------------

        Although the outcome of litigation generally cannot be predicted with certainty, management intends to vigorously defend against the allegations made by the plaintiffs in the actions described above and believes that the ultimate resolution of the litigations described above involving AXA Equitable and/or its subsidiaries should not have a material adverse effect on the consolidated financial position of the Company. Management cannot make an estimate of loss, if any, or predict whether or not any of the litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

        In addition to the type of matters described above, a number of lawsuits have been filed against life and health insurers in the jurisdictions in which AXA Equitable and its respective insurance subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, contract administration and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. AXA Equitable and AXA Life, like other life and health insurers, from time to time are involved in such litigations. Some of these actions and proceedings filed against AXA Equitable and its subsidiaries have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.

20)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        AXA Equitable is restricted as to the amounts it may pay as dividends to AXA Financial. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent, pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit AXA Equitable to pay shareholder dividends not greater than $649.6 million during 2007. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2006, 2005 and 2004, the Insurance Group statutory net income totaled $532.3 million, $780.4 million and $571.4 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $7,907.5 million and $6,241.7 million at December 31, 2006 and 2005, respectively. In 2006, 2005 and 2004, respectively, AXA Equitable paid shareholder dividends of $600.0 million, $500.0 million and $500.0 million.

        At December 31, 2006, the Insurance Group, in accordance with various government and state regulations, had $32.2 million of securities deposited with such government or state agencies.

        At December 31, 2006 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of New York Insurance Department ("NYID") and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2006.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholder's equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured; (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in AllianceBernstein and

        AllianceBernstein Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

        The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                                  2006               2005                2004
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Net change in statutory surplus and
         capital stock....................................   $     1,386.5      $       779.6       $      196.8
       Change in AVR......................................           279.3              260.6              528.1
                                                            -----------------  -----------------   -----------------
       Net change in statutory surplus, capital stock
         and AVR..........................................         1,665.8            1,040.2              724.9
       Adjustments:
         Future policy benefits and policyholders'
           account balances...............................          (126.0)             (51.9)            (398.8)
         DAC..............................................           674.1              598.0              529.2
         Deferred income taxes............................           517.3              227.6              122.5
         Valuation of investments.........................             2.6               40.0               10.1
         Valuation of investment subsidiary...............        (2,122.7)          (1,278.3)            (460.3)
         Change in fair value of guaranteed minimum
           income benefit reinsurance contracts...........           (14.8)              42.6               61.0
         Shareholder dividends paid......................            600.0              500.0              500.0
         Changes in non-admitted assets...................           (57.4)                .5              (74.7)
         Other, net.......................................           (90.9)             (75.8)             (98.9)
         GAAP adjustments for Wind-up Annuities ..........            28.8               30.9               14.9
                                                            -----------------  -----------------   -----------------
          Consolidated Net Earnings ......................   $     1,076.8      $     1,073.8       $      929.9
                                                            =================  =================   =================

                                                                                  DECEMBER 31,
                                                            ---------------------------------------------------------
                                                                  2006               2005                2004
                                                            -----------------  -----------------   ------------------
                                                                                 (IN MILLIONS)
       Statutory surplus and capital stock................   $     6,497.6      $     5,111.1       $    4,331.5
       AVR................................................         1,409.9            1,130.6              870.0
                                                            -----------------  -----------------   ------------------
       Statutory surplus, capital stock and AVR...........         7,907.5            6,241.7            5,201.5
       Adjustments:
         Future policy benefits and policyholders'
           account balances...............................        (1,926.0)          (1,934.0)          (1,882.1)
         DAC..............................................         8,316.5            7,557.3            6,813.9
         Deferred income taxes............................          (627.1)          (1,294.6)          (1,770.4)
         Valuation of investments.........................           867.9            1,281.6            2,237.6
         Valuation of investment subsidiary...............        (5,374.3)          (3,251.6)          (1,973.3)
         Fair value of guaranteed minimum income
           benefit reinsurance contracts..................           117.8              132.6               90.0
         Non-admitted assets..............................           994.5            1,056.0            1,055.5
         Issuance of surplus notes........................          (524.8)            (524.8)            (599.7)
         Adjustment to initially apply SFAS No.158,
           net of income taxes............................          (449.5)               -                  -
         Other, net.......................................           239.8              258.3              147.9
         GAAP adjustments for Wind-up Annuities ..........           (59.9)             (80.6)             (96.4)
                                                            -----------------  -----------------   ------------------
       Consolidated Shareholder's Equity..................   $     9,482.4      $     9,441.9       $    9,224.5
                                                            =================  =================   ==================

21)     BUSINESS SEGMENT INFORMATION

        The following tables reconcile segment revenues and earnings from continuing operations before income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                                  2006               2005               2004
                                                            -----------------  -----------------  ------------------
                                                                                 (IN MILLIONS)
       SEGMENT REVENUES:
       Insurance..........................................   $     5,974.7      $      5,764.1     $     5,447.7
       Investment Management (1)..........................         4,002.7             3,265.0           3,060.0
       Consolidation/elimination..........................           (90.0)              (84.7)            (82.8)
                                                            -----------------  -----------------  ------------------
       Total Revenues.....................................   $     9,887.4      $      8,944.4     $     8,424.9
                                                            =================  =================  ==================

       (1) Intersegment investment advisory and other fees of approximately $120.8 million, $123.7 million and $118.4 million for 2006, 2005 and 2004, respectively, are included in total revenues of the Investment Management segment.

       SEGMENT EARNINGS FROM CONTINUING OPERATIONS
          BEFORE INCOME TAXES AND MINORITY INTEREST:
       Insurance..........................................   $       889.7      $      1,120.0     $       947.9
       Investment Management..............................         1,190.0               924.2             728.8
       Consolidation/elimination..........................             -                   -                 (.9)
                                                            -----------------  -----------------  ------------------
       Total Earnings from Continuing Operations
          before Income Taxes and Minority Interest.......   $     2,079.7      $      2,044.2     $     1,675.8
                                                            =================  =================  ==================

                                                                       DECEMBER 31,
                                                            ------------------------------------
                                                                  2006               2005
                                                            -----------------  -----------------
                                                                      (In Millions)
       SEGMENT ASSETS:
       Insurance..........................................   $   133,047.0      $    118,825.8
       Investment Management..............................        16,239.4            15,161.4
       Consolidation/elimination..........................             (.3)                2.0
                                                            -----------------  -----------------
       Total Assets.......................................   $   149,286.1      $    133,989.2
                                                            =================  =================

        In accordance with SEC regulations, securities with a fair value of $1.86 billion and $1.72 billion have been segregated in a special reserve bank custody account at December 31, 2006 and 2005, respectively for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

22)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 2006 and 2005 are summarized below:

                                                                    THREE MONTHS ENDED
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (IN MILLIONS)

       2006
       ----
       Total Revenues................   $     2,244.5      $     2,609.6       $    2,415.3         $    2,618.0
                                       =================  =================   ==================   ==================
       Earnings from Continuing
         Operations..................   $       234.4      $       316.7       $      282.0         $      219.4
                                       =================  =================   ==================   ==================
       Net Earnings..................   $       235.2      $       314.2       $      308.6         $      218.8
                                       =================  =================   ==================   ==================
       2005
       ----
       Total Revenues................   $     2,212.6      $     2,223.1       $    2,149.5         $    2,359.2
                                       =================  =================   ==================   ==================
       Earnings from
         Continuing Operations.......   $       265.5      $       278.3       $      281.6         $      232.7
                                       =================  =================   ==================   ==================
       Net Earnings..................   $       265.0      $       278.6       $      296.8         $      233.4
                                       =================  =================   ==================   ==================

                                     PART C

                                OTHER INFORMATION
                                -----------------

Item 29.   Financial Statements and Exhibits
           ---------------------------------

           (a)   Financial Statements included in Part B.

                 The following are included in the Statements of Additional Information for Members Retirement Program and Retirement Investment Account:

            1. Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled), 13 (Pooled) (The Alliance Mid Cap Growth, Common Stock, Balanced and Bond Funds), and 66:
                 - Report of Independent Registered Public Accounting Firm -
                   PricewaterhouseCoopers LLP

            2.   Separate Account No. 3 (Pooled):
                 - Statements of Assets and Liabilities, December 31, 2006
                 - Statements of Operations and Changes in Net Assets for the
                   Year Ended December 31, 2006 and 2005
                 - Portfolio of Investments, December 31, 2006

            3.   Separate Account No. 4 (Pooled):
                 - Statements of Assets and Liabilities, December 31, 2006
                 - Statements of Operations and Changes in Net Assets for the
                   Years Ended December 31, 2006 and 2005
                 - Portfolio of Investments, December 31, 2006

            4.   Separate Account No. 10 (Pooled):
                 - Statement of Assets and Liabilities December 31, 2006
                 - Statements of Operations and Changes in Net Assets for the
                   Years Ended December 31, 2006 and 2005
                 - Portfolio of Investments, December 31, 2006

            5.   Separate Account No. 13 (Pooled):
                 - Statements of Assets and Liabilities, December 31, 2006
                 - Statements of Operations and Changes in Net Assets for the
                   Years Ended December 31, 2006 and 2005
                 - Portfolio of Investments, December 31, 2006

            6.   Separate Account No. 66:
                 - Statement of Assets and Liabilities, December 31, 2006
                 - Statements of Operations and Changes in Net Assets for the
                   Years Ended December 31, 2006 and 2005

            7. Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled), 13 (Pooled), and 66: Notes to Financial Statements

            8.   AXA Equitable Life Insurance Company:
                 - Report of Independent Registered Public Accounting Firm -
                   PricewaterhouseCoopers LLP
                 - Consolidated Balance Sheets, as of December 31, 2005 and 2004
                 - Consolidated Statements of Earnings for the Years Ended
                   December 31, 2006, 2005 and 2004

                 - Consolidated Statements of Shareholder's Equity for the Years
                   Ended December 31, 2006, 2005 and 2004
                 - Consolidated Statements of Cash Flows for the Years Ended
                   December 31, 2006, 2005 and 2004
                 - Notes to Consolidated Financial Statements

            9.   AllianceBernstein L.P.:
                 - Report of Independent Registered Public Accounting Firm -
                   KPMG LLP
                 - Consolidated Statement of Financial Condition as of
                   December 31, 2005;
                 - Consolidated Statements of Income for the Years Ended
                   December 31, 2005 and 2004;
                 - Consolidated Statements of Changes in Partners' Capital and
                   Comprehensive Income for the Years Ended December 31, 2005 and 2004;
                 - Consolidated Statements of Cash Flows for the Years Ended
                   December 31, 2005 and 2004;
                 - Notes to Consolidated Financial Statements.

           10.   AllianceBernstein Holding L.P.:
                 - Report of Independent Registered Public Accounting Firm -
                   KPMG LLP
                 - Statement of Financial Condition as of December 31, 2005;
                 - Statements of Income for the Years Ended December 31, 2005
                   and 2004;
                 - Statements of Changes in Partners' Capital and Comprehensive
                   Income for the Years Ended December 31, 2005 and 2004;
                 - Statements of Cash Flows for the Years Ended December 31,
                   2005 and 2004;
                 - Notes to Financial Statements.

           The following are included in the Statement of Additional Information relating to the American Dental Association Program:

           11.   Separate Account No. 4 (Pooled)
                 (The Growth Equity, Foreign and Aggressive Equity Accounts):
                 - Report of Independent Registered Public Accounting Firm -
                   PricewaterhouseCoopers, LLP

           12.   Separate Account No. 4 (Pooled):
                 - Statement of Assets and Liabilities, December 31, 2006
                 - Statements of Operations and Changes in Net Assets for the
                   Years Ended December 31, 2006 and 2005
                 - Portfolio of Investments, December 31, 2006
                 - Notes to Financial Statements

           13.   Separate Account Nos. 191, 200 and 206:
                 - Report of Independent Registered Public Accounting Firm

           14.   Separate Account No. 191:
                 - Statement of Assets and Liabilities, December 31, 2006
                 - Statements of Operations and Changes in Net Assets for the
                   Years Ended December 31, 2006 and 2005

           15.   Separate Account No. 200:
                 -  Statement of Assets and Liabilities
                 - Statement of Operations and Changes in Net Assets for the Years Ended December 31, 2006 and 2005

           16.   Separate Account No. 206:
                 -  Statements of Assets and Liabilities, December 31, 2006
                 -  Statements of Operations for the Year Ended December 31,
                    2006
                 - Statement of Changes in Net Assets for the Years Ended December 31, 2006

           17.   Separate Account Nos. 191, 200 and 206:
                 -  Notes to Audited Financial Statements

           18.   Schedule X:
                 - Supplementary Income Statement Information, December 31, 2006 and 2005

           19.   Schedule XII:
                 - Mortgage Loans Receivable on Real Estate, December 31, 2006 and 2005

           20.   AXA Equitable Life Insurance Company:
                 - Report of Independent Registered Public Accounting Firm - PricewaterhouseCoopers, LLP
                 -  Consolidated Balance Sheets, December 31, 2006 and 2005
                 - Consolidated Statements of Earnings for the Years Ended December 31, 2006, 2005 and 2004
                 - Consolidated Statements of Equity for the Years Ended December 31, 2006, 2005 and 2004
                 - Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004.

           21.   AllianceBernstein L.P.:

                - Report of Independent Registered Public Accounting Firm - KPMG LLP
                - Consolidated Statement of Financial Condition as of December 31, 2005;
                - Consolidated Statements of Income for the Years Ended December 31, 2005 and 2004;
                - Consolidated Statements of Changes in Partners' Capital and Comprehensive Income for the Years Ended December 31, 2005 and 2004;
                - Consolidated Statements of Cash Flows for the Years Ended December 31, 2005 and 2004;
                -  Notes to Consolidated Financial Statements.

           22.   AllianceBernstein Holding L.P.:

                - Report of Independent Registered Public Accounting Firm - KPMG LLP
                -  Statement of Financial Condition as of December 31, 2005;
                - Statements of Income for the Years Ended December 31, 2005 and 2004;
                - Statements of Changes in Partners' Capital and Comprehensive Income for the Years Ended December 31, 2005 and 2004;
                - Statements of Cash Flows for the Years Ended December 31, 2005 and 2004;
                -  Notes to Financial Statements.

           (b)   Exhibits.

           The following Exhibits correspond to those required by paragraph (b) of Item 29 as to exhibits in Form N-3:

           1.    (a)    Resolutions of the Board of Directors of AXA Equitable
                        Life Insurance Company ("AXA Equitable") authorizing the establishment of Separate Account Nos. 3, 4 and 10 and additional similar separate accounts, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant, filed April 14, 1986.



                 (b) Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of Equitable's Separate Account Nos. 4, 30, and 191, incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement 33-46995, filed July 22, 1992.



                 (c) Resolutions of the Board of Directors of the Equitable authorizing the establishment of Equitable's Separate Account 200, dated September 5, 1995, incorporated by reference to Exhibit 1(b) to Registration Statement No. 333-50967, filed February 5, 1999.

                 (d) Action, dated April 6, 1999 regarding the Establishment of Separate Account 206, incorporated herein by reference to Exhibit 1(c) to Registration Statement No. 333-77117 on Form N-4, filed October 25, 1999.

           2.    Not Applicable.

           3.    Not Applicable.

           4.    (a)    Investment Advisory Agreement between Equitable and
                        Equitable Investment Management Corporation dated
                        October 31, 1983, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed on April 14, 1986.

                 (b) Investment Advisory and Management Agreement by and between Alliance Capital Management L.P., Alliance Corporate Finance Group Incorporated, an indirect wholly owned subsidiary of Alliance, and The Equitable Life Assurance Society of the United States, incorporated by reference to Exhibit No. 4(b) to Registration Statement No. 33-76028 filed on
                        March 3, 1994.

                 (c) Participation Agreement among EQ Advisors Trust, The Equitable Life Assurance Society of the United States, Equitable Distributors, Inc. and EQ Financial Consultants, Inc. (now AXA Advisors, LLC), dated as of the 14th day of April 1997, incorporated by reference to the Registration Statement of EQ Advisors Trust (File No. 333-17217) on Form N-1A, filed August 28, 1997.

                 (d) Form of Participation Agreement among AXA Premier VIP Trust, The Equitable Life Assurance Society of the United States, Equitable Distributors, Inc., AXA Distributors LLC, and AXA Advisors, LLC, incorporated by reference to Exhibit No. 8(b) to Registration Statement File No. 333-60730, filed on December 5, 2001.

                 (e) Investment Management Agreement by and among (i) the Trustees of the American Dental Association Members Retirement Trust and of the American Dental Association Members Pooled Trust for Retirement Plans, (ii) the Committee of Separate Account No. 191 of The Equitable Life Assurance Society of the United States, and (iii) The Equitable Life Assurance Society of the United States in its capacity as insurer and owner of the assets of Separate Account No. 191 and as an Investment Manager of Separate Account No. 191 to the extent described therein, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

           5.    (a)    Sales Agreement, dated as of January 1, 1996, by and
                        among Equico Securities, Inc., Equitable, and Separate
                        Account A, Separate Account No. 301 and Separate
                        Account No. 51, incorporated by reference to Exhibit
                        No. 4(d) to Registration Statement No. 33-76028 filed on April 29, 1996.

                 (b) Distribution Agreement for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries dated January 1, 2000, incorporated by reference to Exhibit No. 3(d) to Registration Statement File No. 33-58950, filed on
                        April 19, 2001.

                 (c) Distribution Agreement for services by AXA Network, LLC and its subsidiaries to The Equitable Life Assurance Society of the United States dated January 1, 2000, incorporated by reference to Exhibit No. 3(e) to Registration File No. 33-58950, filed on April 19, 2001.

                 (d) General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(h) to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2005.

                 (e) First Amendment to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to
                        Exhibit 3(i) to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2004.

                 (f) Second Amendment to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to
                        Exhibit 3(j) to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2004.

                 (g) Third Amendment to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

                 (h) Fourth Amendment to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

                 (i) Fifth Amendment, dated as of November 1, 2006, to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference
                        Exhibit 4 (p) to the Registration Statement on Form N-4 (File No. 2-30070), filed on April 24, 2007.

                 (j) Form of Sales Agreement between Equitable Variable Life Insurance Company and The Equitable Life Assurance Society of the United States for itself and on behalf of its Separate Account No. 51, incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-46995 on Form N-3 of Registrant, filed March 2, 1993.

                 (k) Sales Agreement dated as of January 1, 1994 by and among Equico Securities, Inc.(now AXA Advisors, LLC), Equitable, and Separate Account A, Separate Account No. 301 and Separate Account No. 51, incorporated by reference to Registration Statement No. 33-91588 on Form N-3 of Registrant, filed on April 26, 1995.

                 The following Exhibits relate to the Retirement Investment
                 Account:

           6.    (a)1   Group Annuity Contract AC 5000 - 83T (No. 15,740)
                        between Equitable and United States Trust Company of
                        New York as Trustee under Retirement Investment
                        Account Master Retirement Trust, incorporated by reference to Registration No. 2-91983 on Form N-3 of
                        Registrant filed April 14, 1986.

                 (a)2 Riders 1, 2, 3, 4, 5, 6 and 7 to Group Annuity Contract AC 5000 - 83T (No. 15,740) between Equitable and United States Trust Company of New York as Trustee under Retirement Investment Account Master Retirement Trust, as executed, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 28, 1988.

                 (a)3 Form of Rider 8 to Group Annuity Contract AC 5000 - 83T (No. 15,740) between Equitable and United States Trust Company of New York as Trustee under Retirement Investment Account Master Retirement Trust, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed February 25, 1992.

                 (a)4 Form of Rider 9 to Group Annuity Contract AC 5000 - 83T between Equitable and United States Trust Company of New York as Trustee under Retirement Investment Account Master Retirement Trust, incorporated by reference to Exhibit No. 6(a)4 to Registration Statement No. 33-76028 filed on March 3, 1994.

                 (b)1 Group Annuity Contract AC 5000 - 83E (No. 15,739) between Equitable and United States Trust Company of New York as Trustee under Retirement Investment Account Retirement Trust, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 14, 1986.

                 (b)2 Riders l, 2, 3, 4, 5, 6 and 7 to Group Annuity Contract AC 5000 - 83E (No. 15,739) between Equitable and United States Trust Company of New York as Trustee under Retirement Investment Account Retirement Trust, as executed, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 14, 1986.

                 (b)3 Form of Rider 8 to Group Annuity Contract AC 5000 - 83E (No. 15,739) between Equitable and United States Trust Company of New York, as Trustee under Retirement Investment Account Master Retirement Trust, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed February 25, 1992.

                 (b)4 Form of Rider 9 to Group Annuity Contract AC 5000 - 83E between Equitable and United States Trust Company of New York, as Trustee under Retirement Investment Account Master Retirement Trust, incorporated by reference to Exhibit No. 6(b)4 to Registration Statement No. 33-76028 filed on March 3, 1994.

                 (c)1 Retirement Investment Account Master Retirement Trust effective as of January 1, 1979, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 14, 1986.

                 (c)2 Amendment to the Retirement Investment Account Master Retirement Trust effective July 1, 1984,incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 14, 1986.

                 (c)3 Revised Retirement Investment Account Master Retirement Trust effective as of March 1, 1990, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 27, 1990.

                 (c)4 Form of Restated Retirement Investment Account Master Retirement Trust as submitted to the Internal Revenue Service, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed February 25, 1992.

                 The following Exhibits relate to the Members Retirement
                 Program:

                 (d) Exhibit 6(e) (Copy of Group Annuity Contract AC 6059, effective August 30, 1984, among the United States Trust Company of New York and The Equitable Life Assurance Society of the United States), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1988.

                 (e) Exhibit 6(f) (Form of Rider No. 1 to Group Annuity Contract AC 6059 between the United States Trust Company of New York and The Equitable Life Assurance Society of the United States), incorporated by reference to Registration No. 33-34554 on Form N-3 of Registrant, filed April 26, 1990.

                 (f) Exhibit 6(g) (Form of Rider No. 2 to Group Annuity Contract AC 6059 between the United States Trust Company of New York and The Equitable Life Assurance Society of the United States), incorporated by reference to Registration No. 33-34554 on Form N-3 of Registrant, filed April 26, 1990.

                 (g) Form of Rider No. 3 to Group Annuity Contract AC 6059 between the United States Trust Company of New York and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                 (h) Form of Rider No. 4 to Group Annuity Contract AC 6059 between the United States Trust Company of New York and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-46995 on Form N-3 of Registrant, filed March 2, 1993.

                 (i) Form of Rider No. 5 to Group Annuity Contract AC 6059 between The Chase Manhattan Bank, N.A. and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 33-91588 on Form N-3 of Registrant, filed April 29, 1997.

                 (j) Form of Rider No. 6 to Group Annuity Contract AC 6059 between The Chase Manhattan Bank, N.A. and The Equitable Life Assurance Society of the United States, filed herewith.

                 (k) Form of Rider No. 7 to Group Annuity Contract AC 6059 between The Chase Manhattan Bank, N.A. and The Equitable Life Assurance Society of the United States, filed herewith.

                 (l) Form of Rider No. 8 to Group Annuity Contract AC 6059 between The Chase Manhattan Bank, N.A. and The Equitable Life Assurance Society of the United States, filed herewith.

                 The following Exhibits relate to the American Dental Association Program:

                 (m) Exhibit 6(a)(2) (Group Annuity Contract AC 2100, as amended and restated effective February 1, 1991 on contract Form No. APC 1,000-91, among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States), incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement 33-40162 on Form N-3 of Registrant, filed December 20, 1991.

                 (n) Rider No.1 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                 (o) Form of Rider No. 2 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                 (p) Rider No. 3 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75614 on Form N-3 of Registrant, filed April 29, 1994.

                 (q) Form of Rider No. 4 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75614 on Form N-3 of Registrant, filed April 29, 1994.

                 (r) Form of Rider No. 5 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No.1 to Registration Statement No. 33-75616 on Form N-4 of Registrant, filed February 27, 1995.

                 (s) Form of Rider No. 6 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration Statement No. 33-63113 on Form N-4 of Registrant, filed September 29, 1995.

                 (t) Form of Rider No. 7 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Pre-Effective Amendment No.1 to Registration Statement No. 33-63113 on Form N-4 of Registrant, filed November 21, 1995.

                 (u) Form of Rider No. 8 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No.1 to Registration Statement No. 33-91648 on Form N-3 of Registrant, filed April 30, 1996.

                 (v) Form of Rider No. 9 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 33-91648 on Form N-3 of Registrant, filed April 24, 1997.

                 (w) Form of Rider No. 10 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, and of the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, filed herewith.

                 (x) Form of Rider No. 11 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, and of the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, filed herewith.

                 (y) Form of Rider No. 12 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, and of the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, filed herewith.

                 (z) Form of Rider No. 13 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, and of the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, filed herewith.

                 (aa) Form of Rider No. 14 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, and of the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, filed herewith.

                 (bb) Form of Rider 15 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, and of the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, filed herewith.

                 The following exhibits relate to the Retirement Investment
                 Account:

           7.    (a)    Retirement Investment Account Enrollment Forms -
                        Including Participation and Enrollment Agreements, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 14, 1986.

                 (b)(1) Supplementary Agreement to Master Retirement Trust
                        Participation Agreement, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 14, 1986.

                 (b)(2) Supplementary Agreement B to Master Retirement Trust
                        Participation Agreement (RIA Loans), incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 28, 1988.

                 (b)(3) Form of Supplementary Agreement A to Master
                        Retirement Trust Participation Agreement (RIA Partial Funding), as amended, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 30, 1991.

                 (b)(4) Form of Supplementary Agreement to Master Retirement
                        Trust Participation Agreement (The Bond Account), incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed February 25, 1992.

                 (c) Basic Installation Information Form, dated May, 1989, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 24, 1992.

                 (d) RIA Installation Agreement, dated May, 1989, incorporated by reference to Registration No. 2-91983 on Form N-3 of Registrant filed April 24, 1992.

                 The following Exhibits relate to the Members Retirement
                 Program:

                 (e) Exhibit 7(k) (Form of Participation Agreement for the standardized profit-sharing Plan under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 16, 1986.

                 (f) Exhibit 7(l) (Form of Participation Agreement for the non-standardized Profit-Sharing Plan under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 16, 1986.

                 (g) Exhibit 7(m) (Form of Participation Agreement for the standardized Defined Contribution Pension Plan under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 16, 1986.

                 (h) Exhibit 7(n) (Form of Participation Agreement for the non-standardized Defined Contribution Pension Plan under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 16, 1986.

                 (i) Exhibit 7(r) (Copy of Attachment to Profit Sharing Participation Agreement under the Association Members Retirement Plan of the Equitable Life Assurance Society of the United States), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1988.

                 (j) Exhibit 7(0)(2) (Form of Participant Enrollment Form under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 2 in Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 21, 1987.

                 (k) Exhibit 7(t) (Form of Standardized Participation Agreement under the Association Members Defined Benefit Pension Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1988.

                 (l) Exhibit 7(ee) (Form of Standardized Participation Agreement for the Defined Contribution Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (m) Exhibit 7(ff) (Form of Non-Standardized Participation Agreement for the Defined Contribution Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (n) Exhibit 7(gg) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (o) Exhibit 7(hh) (Form of Non-Standardized Participation Agreement for the Profit-Sharing Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (p) Exhibit 7 (ii) (Form of Simplified Participation Agreement for the Defined Contribution Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (q) Exhibit 7(jj) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (r) Exhibit 7(kk) (Form of Standardized (and non-integrated) Participation Agreement for the Defined Benefit Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (s) Exhibit 7(11) (Form of Standardized (and integrated) Participation Agreement for the Defined Benefit Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (t) Exhibit 7 (mm) (Form of Non-Standardized (and nonintegrated) Participation Agreement for the Defined Benefit Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to PostEffective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (u) Exhibit 7(nn) (Form of Non-Standardized (and integrated) Participation Agreement for the Defined Benefit Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (v) Form of First Amendment to the Members Retirement Plan of The Equitable Life Assurance Society of the United States Participation Agreement, as filed with the Internal Revenue Service on December 23, 1991, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                 The following Exhibits relate to the American Dental Association Program:

                 (w) Exhibit 7(a) (Form of Participation Agreement for the standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April l6, l986.

                 (x) Exhibit 7(b) (Form of Participation Agreement for the nonstandardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April l6, 1986.

                 (y) Exhibit 7(e) (Copy of Attachment to Profit Sharing Participation Agreement under the American Dental Association Members Retirement Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1988.

                 (z) Exhibit 7(e)(2) (Form of Participant Enrollment Form under the ADA Program), incorporated by reference to Post-Effective Amendment No. 2 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 2l, l987.

                 (aa) Exhibit 7(u) (Form of Simplified Participation Agreement for the Defined Contribution Pension Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (bb) Exhibit 7(v) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (cc) Exhibit 7(w) (Form of Non-Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (dd) Exhibit 7(x) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (ee) Exhibit 7(y) (Form of Non-Standardized Participation Agreement for the Defined Contribution Pension Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (ff Exhibit 7(z) (Form of Standardized Participation Agreement for the Defined Contribution Pension Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

           8.    (a)    Copy of the Restated Charter of The Equitable Life
                        Assurance Society of the United States, as amended
                        January 1, 1997, incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement
                        No. 33-91588 on Form N-3 of Registrant, filed April 29,
                        1997.

                 (b) Restated Charter of AXA Equitable, as amended December 6, 2004, incorporated herein by reference to Exhibit No.
                        3.2 to Form 10-K, (File No. 000-20501), filed on March 31, 2005.


                 (c) By-Laws of The Equitable Life Assurance Society of the United States, as amended November 21, 1996, incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 33-91588 on Form N-3 of Registrant, filed April 29, 1997.

                 (d) By-Laws of AXA Equitable, as amended September 7, 2004, incorporated herein by reference to Exhibit No. 6.(c) to Registration Statement on Form N-4, (File No. 333-05593), filed on April 20, 2006.

           9.    Not Applicable.

           10.   Not Applicable.

           11.   (a)    Form of Participation Agreement among EQ Advisors Trust,
                        Equitable, AXA Distributors LLC and AXA Advisors, LLC, incorporated herein by reference to Exhibit
                        23.(h)(4)(ix) to Post-Effective Amendment No. 27 to
                        Registration Statement on Form N-1A to the Registration
                        Statement of EQ Advisors Trust on Form N-1A (File Nos.
                        333-17217 and 811-07953), filed on January 15, 2004.

                 (b) Exhibit 11(e)(2) (Form of Association Members Retirement Plan, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (c) Exhibit 11(j)(2) (Form of Association Members Retirement Trust, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (d) Exhibit 11(k) (Copy of the Association Members Pooled Trust for Retirement Plans, as submitted to the Internal Revenue Service on March 3, 1987), incorporated by reference to Post-Effective Amendment No. 2 to Registration on Form S-1 of Registrant, filed April 21, 1987.

                 (e) Exhibit 11(o) (Form of Association Members Defined Benefit Pension Plan, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 3321417 on Form N-3 of Registrant, filed April 26, 1989.

                 (f) Form of First Amendment to the Pooled Trust for Association Members Retirement Plans of The Equitable Life Assurance Society of the United States, as filed with the Internal Revenue Service on December 23, 1991, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                 (g) Form of First Amendment to the Association Members Retirement Plan of The Equitable Life Assurance Society of the United States, as filed with the Internal Revenue Service on December 23, 1991, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                 (h) Form of First Amendment to the Association Members Retirement Trust of The Equitable Life Assurance Society of the United States, as filed with the Internal Revenue Service on December 23, 1991, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                 (i) Form of Basic Plan Document (No. 1) for Volume Submitter plan as filed with the Internal Revenue Service in November 2003, incorporated by reference to Exhibit No. 7(m) to the Registration Statement on Form N-3 covering Separate Account 4, filed on April 27, 2004.

                 (j) Form of Participation Agreement among EQ Advisors Trust, Equitable, AXA Distributors LLC and AXA Advisors, LLC, incorporated herein by reference to Exhibit 23.(h)(4)(ix) to Post-Effective Amendment No. 27 to Registration Statement on Form N-1A to the Registration Statement of EQ Advisors Trust on Form N-1A (File Nos. 333-17217 and 811-07953), filed on January 15, 2004.

                 (k) Exhibit 11(a)(2) (Form of American Dental Association Members Retirement Plan, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (l) Exhibit 11(g)(2) (Form of American Dental Association Members Retirement Trust, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (m) Exhibit 11(i) (Form of First Amendment to the American Dental Association Members Retirement Trust), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed December 20, 1991.

                 (n) Exhibit 11(g) (Copy of Administration Services Agreement, dated January 10, 1986, among The Equitable Life Assurance Society of the United States, the Trustees of the Trust maintained under the American Dental Association Members Retirement Plan, the Trustees of the Pooled Trust maintained by the American Dental Association and the Council of Insurance of the American Dental Association), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April l6, 1986.

                 (o) Exhibit 11(n) (Form of American Dental Association Members Defined Benefit Pension Plan, as proposed to be filed with the Internal Revenue Service), incorporated by reference to Post- Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                 (p) Exhibit 11(j) (Copy of American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1, 1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant on Form N-3 of Registrant, filed December 20, 1991.


                 (q) Exhibit 11(k) (Form of First Amendment to the American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1, 1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed December 20, 1991.

                 (r) Administrative Services Agreement among The Equitable Life Assurance Society of the United States, the Trustees of the American Dental Association Members Retirement Trust and of the American Dental Association Members Pooled Trust for Retirement Plans and the Council on Insurance of the American Dental Association, incorporated by reference to Registration No. 33- 75614 on Form N-3 of Registrant, filed April 29, 1994.

           12.   (a)    Opinion and Consent of Melvin S. Altman, Esq., Vice
                        President and Associate General Counsel of The Equitable
                        Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                 (b) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-46995 on Form N-3 of Registrant, filed April 21, 1993.

                 (c) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States incorporated by reference to Registration No. 33-61978 on Form N-3 of Registrant, filed May 3, 1993.

                 (d) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-61978 on Form N-3 of Registrant, filed November 16, 1993.

                 (e) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-91588 on Form N-3 of Registrant, filed April 26, 1995.

                 (f) Opinion and consent of Hope E. Rosenbaum-Werner, Vice President and Counsel of Equitable, incorporated by reference to Exhibit No. 12(a) to Registration Statement No. 333-23019 filed on March 7, 1997.

                 (g) Opinion and Consent of Mary P. Breen, Vice President and Associate General Counsel of The Equitable Life Assurance Society of the United States, incorporated herein by reference to Registration No. 333-51033, filed April 24, 1998.

                 (h) Opinion and Consent of Robin Wagner, Vice President and Counsel of The Equitable Life Assurance Society of the United States incorporated by reference to Exhibit No.12(g) to Registration Statement File No. 333-35594, filed on April 24, 2000.

                 (i) Opinion and Consent of Robin Wagner, Vice President and Counsel of Equitable previously filed with Registration Statement File No. 333-59406 on April 24, 2001.

                 (j) Opinion and Consent of Robin Wagner, Vice President and Counsel of the Equitable Life Assurance Society of the United States incorporated by reference to Registration Statement File No. 333-86472, filed on April 17, 2002.

                 (k) Opinion and Consent of Dodie Kent, Vice President and Counsel of AXA Equitable, as to the legality of the securities being registered, previously filed with Registration Statement, File No. 333-59406 on April 27, 2004.

                 (l) Opinion and Consent of Dodie Kent, Vice President and Counsel of AXA Equitable Life Insurance Company incorporated by reference to Registration Statement File No. 333-124410 filed on April 28, 2005.

                 (m) Opinion and Consent of Dodie Kent, Esq., Vice President and Counsel of AXA Equitable, incorporated by reference to Exhibit No. 12(d) to Registration Statement No. 333-59406 on Form N-3, filed on April 28, 2006.

                 (n) Opinion and Consent of Melvin S. Altman, Esq., Vice President and Associate General Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                 (o) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-46995 on Form N-3 of Registrant, filed April 21, 1993.

                 (p) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States incorporated by reference to Registration No. 33-61978 on Form N-3 of Registrant, filed May 3, 1993.

                 (q) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-61978 on Form N-3 of Registrant, filed November 16, 1993.

                 (r) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-91648 on Form N-3 of Registrant, filed April 28, 1995.

                 (s) Opinion and Consent of Mary B. Breen, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated herein by reference to Registration Statement No. 333-50949, filed April 24, 1998.

                 (t) Opinion and Consent of Mary Joan Hoene, Vice President and Counsel to The Equitable Life Assurance Society of the United States, incorporated herein by reference to
                        Exhibit 12(g) to Registration Statement No. 333-77115 filed on April 27, 1999.

                 (u) Opinion and Consent of Robin Wagner, Vice President and Counsel to the Equitable Life Assurance Society of the United States incorporated by reference to Registration Statement File No. 333-35692 filed on April 26, 2000.

                 (v) Opinion and Consent of Robin Wagner, Vice President and Counsel to The Equitable Life Association of the United States incorporated by reference to Registration Statement File No. 333-59608 filed on April 26, 2001.

                 (w) Opinion and Consent of Robin Wagner, Vice President and Counsel to The Equitable Life Association of the United States previously filed with this Registration Statement File No. 333-86528, filed on April 17, 2002.

                 (x) Opinion and Consent of Robin Wagner, Vice President and Counsel to The Equitable Life, incorporated herein by reference to Registration Statement No. 333-104773, filed on Form N-3 on April 23, 2003.

                 (y) Opinion and Consent of Dodie Kent, Vice President and Counsel to AXA Equitable Life Insurance Company incorporated by reference to Exhibit No. 12(l) to Registration Statement No. 333-114882 on Form N-3, filed on April 27, 2004.

                 (z) Opinion and Consent of Dodie Kent, Vice President and Counsel to AXA Equitable Life Insurance Company incorporated by reference to Exhibit No. 12(l) to Registration Statement No. 333-124408 on Form N-3, filed on April 28, 2005.

                 (aa) Opinion and Consent of Dodie Kent, Esq., Vice President and Counsel of AXA Equitable, incorporated by reference to Exhibit No. 12(n) to Registration Statement No. 333-124408 on Form N-3, filed on April 28, 2006.

                 (bb) Opinion of Dodie Kent, Esq., Vice President and Associate General Counsel of AXA Equitable, as to the legality of the securities being registered.

           13.   (a)(i) Consent of PricewaterhouseCoopers LLP.

                 (a)(ii)Consent of KPMG LLP.

                 (b)    Powers of Attorney, filed herewith.

Item 30: Directors and Officers of AXA Equitable.

         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            -------------

DIRECTORS

Bruce W. Calvert                            Director
78 Pine Street, 2nd Floor
New Canaan, CT 06840

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

Charlynn Goins                              Director
New York City Health
  and Hospitals Corporation
125 Worth Street, Suite 519
New York, NY 10013

Anthony J. Hamilton                         Director
AXA UK plc
5 Old Broad Street
London, England EC2N 1AD

Mary R. (Nina) Henderson                    Director
Henderson Advisory Consulting
425 East 86th Street
Apt 12-C
New York, NY 10028

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

Scott D. Miller                             Director
Six Sigma Academy
315 East Hopkins Street
Suite 401
Aspen, CO 81611

Joseph H. Moglia                            Director
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Lorie A. Slutsky                            Director
The New York Community Trust
909 Third Avenue
New York, NY 10022

Ezra Suleiman                               Director
Princeton University
Corwin Hall
Princeton, NJ 08544

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            ---------

Peter J. Tobin                              Director
1 Briarwood Lane
Denville, NJ 07834

OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer
                                            and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and AXA Group Deputy
                                            Chief Information Officer

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Senior Vice President,
                                            Chief Investment Officer
                                            and Treasurer

*Stuart L. Faust                            Senior Vice President and
                                            Deputy General Counsel

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

*Jennifer Blevins                           Executive Vice President

*Mary Beth Farrell                          Executive Vice President

*Robert S. Jones, Jr.                       Executive Vice President

*Richard S. Dziadzio                        Executive Vice President and
                                            Chief Financial Officer

*Barbara Goodstein                          Executive Vice President

*Andrew McMahon                             Executive Vice President

*Paul J. Flora                              Senior Vice President and Auditor

*James D. Goodwin                           Senior Vice President

*Kevin E. Murray                            Executive Vice President and
                                            Chief Information Officer

*Karen Field Hazin                          Vice President, Secretary and
                                            Associate General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Naomi J. Weinstein                         Vice President

*Charles A. Marino                          Executive Vice President and
                                            Chief Actuary

*James A. Shepherdson                       Executive Vice President

Item 31. Persons Controlled by or Under Common Control with the Insurance Company or Registrant

Separate Account Nos. 3, 4, 10, 13, 66, 191, 200 and 206 of AXA Equitable Life Insurance Company (the "Separate Accounts") are separate accounts of AXA Equitable. AXA Equitable, a New York stock life insurance company is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company").

              AXA owns 100% of the Holding Company's outstanding common stock plus convertible preferred stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

              The AXA Organizational Charts 2006 are incorporated herein by reference to Exhibit 26 to Registration Statement (File No. 333-141082) on Form N-4, filed March 6, 2007.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- Q4-2006
------------------------------------------------------------
          AS OF:  DECEMBER 31, 2006

                                                                                             State of             State of
                                                                           Type of          Incorp. or           Principal
                                                                          Subsidiary         Domicile            Operation
                                                                          ----------         --------            ---------

                                                                                       --------------------------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                         DE                   NY
-----------------------------------------------------------------------------------------------------------------------------------
      Frontier Trust Company, FSB  (Note 7)                                                     ND                   ND
      -----------------------------------------------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                         Operating             DE                   CO
      -----------------------------------------------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                       Operating             DE                   NY
      -----------------------------------------------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                         Operating             DE                   NY
      -----------------------------------------------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                     HCO                DE                   NY
      -----------------------------------------------------------------------------------------------------------------------------
          See Attached Listing C
          -------------------------------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)                                                    DE                   NY
      -----------------------------------------------------------------------------------------------------------------------------
          AXA Financial (Bermuda) Ltd.*                                   Insurance          Bermuda              Bermuda
          -------------------------------------------------------------------------------------------------------------------------
          AXA Distribution Holding Corporation  (Note 2)                                        DE                   NY
          -------------------------------------------------------------------------------------------------------------------------
              AXA Advisors, LLC     (Note 5)                                                    DE                   NY
              ---------------------------------------------------------------------------------------------------------------------
              AXA Network, LLC     (Note 6)                               Operating             DE                   NY
              ---------------------------------------------------------------------------------------------------------------------
                   AXA Network of Alabama, LLC                            Operating             AL                   AL
                   ----------------------------------------------------------------------------------------------------------------
                   AXA Network of Connecticut, Maine and New York, LLC    Operating             DE                   NY
                   ----------------------------------------------------------------------------------------------------------------
                   AXA Network Insurance Agency of Massachusetts, LLC     Operating             MA                   MA
                   ----------------------------------------------------------------------------------------------------------------
                   AXA Network of Nevada, Inc.                            Operating             NV                   NV
                   ----------------------------------------------------------------------------------------------------------------
                   AXA Network of Puerto Rico, Inc.                       Operating            P.R.                 P.R.
                   ----------------------------------------------------------------------------------------------------------------
                   AXA Network Insurance Agency of of Texas, Inc.         Operating             TX                   TX
                   ----------------------------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company (Note 2 & 9) *             Insurance             NY                   NY
          -------------------------------------------------------------------------------------------------------------------------
              AXA Life and Annuity Company * (Note 10)                    Insurance             CO                   CO
              ---------------------------------------------------------------------------------------------------------------------
              Equitable Deal Flow Fund, L.P.                              Investment            DE                   NY
              ---------------------------------------------------------------------------------------------------------------------
                   Equitable Managed Assets, L.P.                         Investment            DE                   NY
                   ----------------------------------------------------------------------------------------------------------------
              Real Estate Partnership Equities (various)                  Investment            **
              ---------------------------------------------------------------------------------------------------------------------
              Equitable Holdings, LLC  (Notes 3 & 4)                         HCO                NY                   NY
              ---------------------------------------------------------------------------------------------------------------------
                   See Attached Listing A
                   ----------------------------------------------------------------------------------------------------------------
              ACMC, Inc.     (Note 4)                                        HCO                DE                   NY
              ---------------------------------------------------------------------------------------------------------------------
              Wil-Gro, Inc                                                Investment            PA                   PA
              ---------------------------------------------------------------------------------------------------------------------
              STCS, Inc.                                                  Investment            DE                   NY
              ---------------------------------------------------------------------------------------------------------------------
              EVSA, Inc.                                                  Investment            DE                   PA
              ---------------------------------------------------------------------------------------------------------------------

                                                                                                            Parent's
                                                                                             Number of     Percent of     Comments
                                                                            Federal           Shares       Ownership    (e.g., Basis
                                                                           Tax ID #            Owned       or Control    of Control)
                                                                           ---------           -----       ----------   ------------

                                                                          ----------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                    13-3623351
------------------------------------------------------------------------------------------
      Frontier Trust Company, FSB  (Note 7)                                45-0373941             1,000       100.00%
      ------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                          75-2961816                         100.00%
      ------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                        13-4194065                         100.00%
      ------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                          13-4194080                         100.00%
      ------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                   13-3976138                         100.00%
      ------------------------------------------------------------------------------------
          See Attached Listing C
          --------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)                               52-2197822                 -       100.00%
      ------------------------------------------------------------------------------------
          AXA Financial (Bermuda) Ltd.*                                    14-1903564           250,000       100.00%
          --------------------------------------------------------------------------------
          AXA Distribution Holding Corporation  (Note 2)                   13-4078005             1,000       100.00%
          --------------------------------------------------------------------------------
              AXA Advisors, LLC     (Note 5)                               13-4071393                 -       100.00%
              ----------------------------------------------------------------------------
              AXA Network, LLC     (Note 6)                                06-1555494                 -       100.00%
              ----------------------------------------------------------------------------
                   AXA Network of Alabama, LLC                             06-1562392                 -       100.00%
                   -----------------------------------------------------------------------
                   AXA Network of Connecticut, Maine and New York, LLC     13-4085852                 -       100.00%
                   -----------------------------------------------------------------------
                   AXA Network Insurance Agency of Massachusetts, LLC      04-3491734                 -       100.00%
                   -----------------------------------------------------------------------
                   AXA Network of Nevada, Inc.                             13-3389068                         100.00%
                   -----------------------------------------------------------------------
                   AXA Network of Puerto Rico, Inc.                        66-0577477                         100.00%
                   -----------------------------------------------------------------------
                   AXA Network Insurance Agency of of Texas, Inc.          75-2529724             1,050       100.00%
                   -----------------------------------------------------------------------
          AXA Equitable Life Insurance Company (Note 2 & 9) *              13-5570651         2,000,000       100.00%   NAIC # 62944
          --------------------------------------------------------------------------------
              AXA Life and Annuity Company * (Note 10)                     13-3198083         1,000,000       100.00%   NAIC # 62880
              ----------------------------------------------------------------------------
              Equitable Deal Flow Fund, L.P.                               13-3385076                 -             -   G.P & L.P.
              ----------------------------------------------------------------------------
                   Equitable Managed Assets, L.P.                          13-3385080                 -             -   G.P.
                   -----------------------------------------------------------------------
              Real Estate Partnership Equities (various)                       -                      -             -   **
              ----------------------------------------------------------------------------
              Equitable Holdings, LLC  (Notes 3 & 4)                       22-2766036                 -       100.00%
              ----------------------------------------------------------------------------
                   See Attached Listing A
                   -----------------------------------------------------------------------
              ACMC, Inc.     (Note 4)                                      13-2677213         5,000,000       100.00%
              ----------------------------------------------------------------------------
              Wil-Gro, Inc                                                 23-2702404             1,000       100.00%
              ----------------------------------------------------------------------------
              STCS, Inc.                                                   13-3761592             1,000       100.00%
              ----------------------------------------------------------------------------
              EVSA, Inc.                                                   23-2671508                50       100.00%
              ----------------------------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- Q4-2006
------------------------------------------------------------

        * Affiliated Insurer

       ** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of AXA Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.

      *** All subsidiaries are corporations, except as otherwise noted.

          1.  The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

          2.  Effective Sept. 20, 1999,  AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.
                   Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution
                     Holding Corp. to AXA Financial, Inc.
                   Effective May 1, 2002, AXA Client Solutions, LLC changed its name to AXA Financial Services, LLC.
                   Effective June 1, 2002, AXA Financial, Inc. transferred ownership of Equitable Life and AXA Distribution Holding
                     Corp. to AXA Financial Services, LLC.

          3.  Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

          4.  In October 1999, AllianceBernstein Holding L.P. ("AllianceBernstein Holding") reorganized by transferring its business and assets to AllianceBernstein L.P., a newly formed private partnership ("AllianceBernstein").

              As of December 31, 2006, AXF and its subsidiaries owned 60.28% of the issued and outstanding units of limited partnership interest in AllianceBernstein (the "AllianceBernstein Units"), as follows:
                           AXF held directly 32,700,754 AllianceBernstein Units (12.50%),
                           AXA Equitable Life directly owned 8,165,204 AllianceBernstein Units (3.12%),
                           ACMC, Inc. owned 66,220,822 AllianceBernstein Units (25.30%), and
                           ECMC, LLC owned 40,880,637 AllianceBernstein Units (15.61%).
                           On December 21, 2004, AXF contributed 4,389,192 (1.68%) AllianceBernstein Units to MONY Life and
                             1,225,000 (.47%) AllianceBernstein Units to MLOA.

                   AllianceBernstein Corporation also owns a 1% general partnership interest in AllianceBernstein L.P.

                   In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.28% each), representing assignments of beneficial ownership of limited partnership interests in AllianceBernstein Holding (the "AllianceBernstein Holding Units").
                   AllianceBernstein Corporation owns 100,000 units of general partnership interest (0.04%), in AllianceBernstein
                   Holding L.P.  AllianceBernstein Holding Units are publicly traded on the New York Stock exchange.

          5.  EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999.
                   AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation
                   on Sept. 21, 1999.

          6.  Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp.  EquiSource of Alabama, Inc. became AXA Network of
                   Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of
                   Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively.  Effective February 1, 2002, Equitable Distributors
                   Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc.  Effective
                   February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA
                   Distributors Insurance Agency of Massachusetts, LLC.

          7.  Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

          8.  Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.
          9.  Effective September 2004, The Equitable Life Assurance Society of the United States changed its name to AXA Equitable
                Life Insurance Company.
          10. Effective September 2004, The Equitable of Colorado changed its name to AXA Life and Annuity Company.
          11. Effective February 18, 2005, MONY Realty Capital, Inc. was sold.
          12. Effective May 26, 2005, Matrix Capital Markets Group was sold.
          12. Effective May 26, 2005, Matrix Private Equities was sold.
          13. Effective December 2, 2005, Advest Group was sold.
          14. Effective February 24, 2006, Alliance Capital Management Corporation changed its name to AllianceBernstein
                Corporation.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- Q4-2006
------------------------------------------------------------

          Dissolved: - On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to Credit Suisse Group.
                     - 100 Federal Street Funding Corporation was dissolved August 31, 1998.
                     - 100 Federal Street Realty Corporation was dissolved December 20, 2001.
                     - CCMI Corp. was dissolved on October 7, 1999.
                     - ELAS Realty, Inc. was dissolved January 29, 2002.
                     - EML Associates, L.P. was dissolved March 27, 2001.
                     - EQ Services, Inc. was dissolved May 11, 2001.
                     - Equitable BJVS, Inc. was dissolved October 3, 1999.
                     - Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999.
                     - Equitable JV Holding Corp. was dissolved on June 1, 2002.F142
                     - Equitable JVS II, Inc. was dissolved December 4, 1996
                     - Equitable Underwriting & Sales Agency (Bahamas) Ltd. was
                         dissolved on December 31, 2000.
                     - EREIM LP Associates (L.P.) was dissolved March 27, 2001.
                     - EREIM Managers Corporation was dissolved March 27, 2001.
                     - EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001
                     - EVLICO, Inc. was dissolved in 1999.
                     - Franconom, Inc. was dissolved on December 4, 2000.
                     - GP/EQ Southwest, Inc. was dissolved October 21, 1997
                     - HVM Corp. was dissolved on Feb. 16, 1999.
                     - ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
                     - Prime Property Funding, Inc. was dissolved in Feb. 1999.
                     - Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
                     - Six-Pac G.P., Inc. was dissolved July 12,1999
                     - Paramount Planners, LLC., a direct subsidiary of  AXA Distribution Holding Corporation, was dissolved on December 5, 2003
                     - Equitable Rowes Wharf, Inc. was dissolved October 12, 2004
                     - ECLL Inc. was dissolved July 15, 2003
                     - MONY Realty Partners, Inc. was dissolved February 2005.
                     - Sagamore Financial LLC was dissolved August 31, 2006.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- Q4-2006
------------------------------------------------------------

LISTING A - Equitable Holdings, LLC
-----------------------------------

                                                                                               State of     State of
                                                                                  Type of     Incorp. or   Principal       Federal
                                                                                 Subsidiary    Domicile    Operation      Tax ID #
                                                                                 ----------    --------    ---------      ---------
AXA Financial, Inc.
--------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      --------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
          ----------------------------------------------------------------------
              Equitable Holdings, LLC
              ----------------------------------------------------------------------------------------------------------------------
                   ELAS Securities Acquisition Corporation                       Operating        DE           NY         13-3049038
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable Casualty Insurance Company *                        Operating        VT           VT         06-1166226
                   -----------------------------------------------------------------------------------------------------------------
                   ECMC, LLC   (See Note 4 on Page 2)                            Operating        DE           NY         13-3266813
                   -----------------------------------------------------------------------------------------------------------------
                       Equitable Capital Private Income & Equity
                         Partnership II, L.P.                                    Investment       DE           NY         13-3544879
                       -------------------------------------------------------------------------------------------------------------
                   AllianceBernstein Corporation (See Note 4 on Page 2)          Operating        DE           NY         13-3633538
                   -----------------------------------------------------------------------------------------------------------------
                       See Attached Listing B

                       -------------------------------------------------------------------------------------------------------------
                   Equitable JVS, Inc.                                           Investment       DE           GA         58-1812697
                   -----------------------------------------------------------------------------------------------------------------
                       Astor Times Square Corp.                                  Investment       NY           NY         13-3593699
                       -------------------------------------------------------------------------------------------------------------
                       Astor/Broadway Acquisition Corp.                          Investment       NY           NY         13-3593692
                       -------------------------------------------------------------------------------------------------------------
                       PC Landmark, Inc.                                         Investment       TX           TX         75-2338215
                       -------------------------------------------------------------------------------------------------------------
                       EJSVS, Inc.                                               Investment       DE           NJ         58-2169594
                       -------------------------------------------------------------------------------------------------------------
                   AXA Distributors, LLC                                         Operating        DE           NY         52-2233674
                   -----------------------------------------------------------------------------------------------------------------
                       AXA  Distributors Insurance Agency of Alabama, LLC        Operating        DE           AL         52-2255113
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distriburors Insurance Agency, LLC                    Operating        DE       CT, ME,NY      06-1579051
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Massachusetts, LLC   Operating        MA           MA         04-3567096
                       -------------------------------------------------------------------------------------------------------------
                       AXA Distributors Insurance Agency of Texas, Inc.          Operating        TX           TX         74-3006330
                       -------------------------------------------------------------------------------------------------------------
                   J.M.R. Realty Services, Inc.                                  Operating        DE           NY         13-3813232
                   -----------------------------------------------------------------------------------------------------------------
                   Equitable Structured Settlement Corp.  (See Note 8 on Page 2) Operating        DE           NJ         22-3492811
                   -----------------------------------------------------------------------------------------------------------------

                                                                                              Parent's
                                                                                Number of   Percent of
                                                                                 Shares     Ownership            Comments
                                                                                  Owned     or Control   (e.g., Basis of Control)
                                                                                  -----     ----------   ------------------------
AXA Financial, Inc.
------------------------------------------------------------------------------
    AXA Financial Services, LLC   (Note 2)
    --------------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
        ----------------------------------------------------------------------
            Equitable Holdings, LLC
            ------------------------------------------------------------------
                 ELAS Securities Acquisition Corporation                             500     100.00%
                 -------------------------------------------------------------
                 Equitable Casualty Insurance Company *                            1,000     100.00%
                 -------------------------------------------------------------
                 ECMC, LLC   (See Note 4 on Page 2)                                    -     100.00%
                 -------------------------------------------------------------
                     Equitable Capital Private Income & Equity                                         ECMC is G.P.
                       Partnership II, L.P.                                            -           -   ("Deal Flow Fund II")
                     ---------------------------------------------------------
                 AllianceBernstein Corporation (See Note 4 on Page 2)                100     100.00%
                 -------------------------------------------------------------
                     See Attached Listing B
                     ---------------------------------------------------------
                 Equitable JVS, Inc.                                               1,000     100.00%
                 -------------------------------------------------------------
                     Astor Times Square Corp.                                        100     100.00%
                     ---------------------------------------------------------
                     Astor/Broadway Acquisition Corp.                                100     100.00% G.P. of Astor Acquisition. L.P.
                     ---------------------------------------------------------
                     PC Landmark, Inc.                                             1,000     100.00%
                     ---------------------------------------------------------
                     EJSVS, Inc.                                                   1,000     100.00%
                     ---------------------------------------------------------
                 AXA Distributors, LLC                                                 -     100.00%
                 -------------------------------------------------------------
                     AXA  Distributors Insurance Agency of Alabama, LLC                -     100.00%
                     ---------------------------------------------------------
                     AXA Distriburors Insurance Agency, LLC                            -     100.00%
                     ---------------------------------------------------------
                     AXA Distributors Insurance Agency of Massachusetts, LLC           -     100.00%
                     ---------------------------------------------------------
                     AXA Distributors Insurance Agency of Texas, Inc.              1,000     100.00%
                     ---------------------------------------------------------
                 J.M.R. Realty Services, Inc.                                      1,000     100.00%
                 -------------------------------------------------------------
                 Equitable Structured Settlement Corp.  (See Note 8 on Page 2)       100     100.00%
                 -------------------------------------------------------------

* Affiliated Insurer

     Equitable Investment Corp merged into Equitable Holdings, LLC on November 30, 1999.
     Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999. Effective March 15, 2000, Equisource of New York, Inc. and its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Holding Corp.
     Efective January 1, 2002, Equitable Distributors, Inc. merged into
           AXA Distributors, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- Q4-2006
------------------------------------------------------------

LISTING B - AllianceBernstein Corporation
-----------------------------------------

                                                                                                             State of      State of
                                                                                              Type of       Incorp. or    Principal
                                                                                             Subsidiary      Domicile     Operation
                                                                                             ----------      --------     ---------
AXA Financial, Inc.
-------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      -------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company*
          ---------------------------------------------------------------------------------
              Equitable Holdings, LLC
              -----------------------------------------------------------------------------
                   AllianceBernstein Corporation
                   -----------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Holding L.P. (See Note 4 on Page 2)                 Operating          DE            NY
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein L.P.  (See Note 4 on Page 2)                        Operating          DE            NY
                       -------------------------------------------------------------------------------------------------------------
                           Cursitor Alliance LLC                                                HCO             DE            MA
                           ---------------------------------------------------------------------------------------------------------
                           Alliance Capital Management LLC                                      HCO             DE            NY
                           ---------------------------------------------------------------------------------------------------------
                               Sanford C. Bernstein & Co., LLC                               Operating          DE            NY
                               -----------------------------------------------------------------------------------------------------
                           AllianceBernstein Corporation of Delaware                            HCO             DE            NY
                           ---------------------------------------------------------------------------------------------------------
                               ACAM Trust Company Private Ltd.                               Operating        India         India
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein (Argentina) S.R.L.                          Operating      Argentina     Argentina
                               -----------------------------------------------------------------------------------------------------
                               ACM Software Services Ltd.                                    Operating          DE            NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Barra Research Institute, Inc.                       Operating          DE            NY
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Japan Inc.                                     HCO             DE            NY
                               -----------------------------------------------------------------------------------------------------
                                            AllianceBernstein Japan Ltd.                     Operating        Japan         Japan
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Invest. Management Australia Limited        Operating        Aust.         Aust.
                               -----------------------------------------------------------------------------------------------------
                                            Far Eastern Alliance Asset Management            Operating        Taiwan        Taiwan
                                            ----------------------------------------------------------------------------------------
                               AllianceBernstein Global Derivatives Corp.                    Operating          DE            NY
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Investimentos (Brazil) Ltda.                Operating        Brazil        Brazil
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Limited                                     Operating         U.K.          U.K.
                               -----------------------------------------------------------------------------------------------------
                                            ACM Berstein GmbH                                Operating        Gemany       Germany
                                            ----------------------------------------------------------------------------------------
                                            AllianceBernstein Services Limited               Operating         U.K.          U.K.
                                            ----------------------------------------------------------------------------------------
                               AllianceBernstein (Luxembourg) S.A.                           Operating         Lux.          Lux.
                               -----------------------------------------------------------------------------------------------------
                                            AllianceBernstein (France) SAS                   Operating        France        France
                               -----------------------------------------------------------------------------------------------------
                                            ACMBernstein (Deutchland) GmbH                   Operating       Germany       Germany
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Management (Asia) Ltd.                       Operating          DE        Singapore
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Australia Limited                           Operating        Aust.         Aust.
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Canada, Inc.                                Operating          DE          Canada
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein New Zealand Limited                         Operating         N.Z.          N.Z.
                               -----------------------------------------------------------------------------------------------------


                                                                                            Number  Parent's
                                                                                              of    Percent of       Comments
                                                                                  Federal   Shares  Ownership         (e.g.,
                                                                                 Tax ID #    Owned  or Control   Basis of Control)
                                                                                 ---------  ------  ----------  -------------------
AXA Financial, Inc.
--------------------------------------------------------------------------------
    AXA Financial Services, LLC   (Note 2)
    ----------------------------------------------------------------------------
      MONY Capital Management, Inc.
        ------------------------------------------------------------------------
            Equitable Holdings, LLC
            --------------------------------------------------------------------
                 AllianceBernstein Corporation                                                                owns 1% GP interest
                                                                                                              in AllianceBernstein
                                                                                                              L.P. and 100,000 GP
                                                                                                              units in Alliance-
                                                                                                              Bernstein Holding L.P.
                 --------------------------------------------------------------------------
                     AllianceBernstein Holding L.P. (See Note 4 on Page 2)       13-3434400                  -
                     ----------------------------------------------------------------------
                     AllianceBernstein L.P.  (See Note 4 on Page 2)              13-4064930
                     ----------------------------------------------------------------------
                         Cursitor Alliance LLC                                   22-3424339            100.00%
                         ------------------------------------------------------------------
                         Alliance Capital Management LLC                                               100.00%
                         ------------------------------------------------------------------
                             Sanford C. Bernstein & Co., LLC                     13-4132953            100.00%
                             --------------------------------------------------------------
                         AllianceBernstein Corporation of Delaware               13-2778645     10     100.00%
                         ------------------------------------------------------------------
                             ACAM Trust Company Private Ltd.                         -                 100.00%
                             --------------------------------------------------------------
                             AllianceBernstein (Argentina) S.R.L.                    -                 100.00%
                             --------------------------------------------------------------
                             ACM Software Services Ltd.                          13-3910857            100.00%
                             --------------------------------------------------------------
                             Alliance Barra Research Institute, Inc.             13-3548918  1,000     100.00%
                             --------------------------------------------------------------
                             AllianceBernstein Japan Inc.
                             --------------------------------------------------------------
                                          AllianceBernstein Japan Ltd.               -                 100.00%
                             --------------------------------------------------------------
                             AllianceBernstein Invest. Management Australia Ltd      -                 100.00%
                             --------------------------------------------------------------
                                          Far Eastern Alliance Asset Management      -                  20.00% 3rd parties = 80%
                                          -------------------------------------------------
                             AllianceBernstein Global Derivatives Corp.          13-3626546  1,000     100.00%
                             --------------------------------------------------------------
                             AllianceBernstein Investimentos (Brazil) Ltda.          -                  99.00% Alliance Capital
                                                                                                               Oceanic Corp. owns 1%
                             --------------------------------------------------------------
                             AllianceBernstein Limited                               -     250,000     100.00%
                             --------------------------------------------------------------
                                          ACM Berstein GmbH                          -                 100.00%
                                          -------------------------------------------------
                                          AllianceBernstein Services Limited         -       1,000     100.00%
                                          -------------------------------------------------
                             AllianceBernstein (Luxembourg) S.A.                     -       3,999      99.98% Alliance Cap. Oceanic
                                                                                                               Corp. owns 0.025%
                             --------------------------------------------------------------
                                          AllianceBernstein (France) SAS             -                 100.00%
                             --------------------------------------------------------------
                                          ACMBernstein (Deutchland) GmbH             -                 100.00%
                             --------------------------------------------------------------
                             Alliance Capital Management (Asia) Ltd.             13-3752293            100.00%
                             --------------------------------------------------------------
                             AllianceBernstein Australia Limited                     -                  50.00% 3rd parties = 50%
                             --------------------------------------------------------------
                             AllianceBernstein Canada, Inc.                      13-3630460 18,750     100.00%
                             --------------------------------------------------------------
                             AllianceBernstein New Zealand Limited                   -                  50.00% 3rd parties = 50%
                             --------------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- Q4-2006
------------------------------------------------------------

LISTING B - AllianceBernstein Corporation
-----------------------------------------

                                                                                                                State of   State of
                                                                                                     Type of   Incorp. or Principal
                                                                                                    Subsidiary  Domicile  Operation
                                                                                                    ----------  --------  ---------

AXA Financial, Inc.
---------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ---------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company*
          -----------------------------------------------------------------------------------------
              Equitable Holdings, LLC
              -------------------------------------------------------------------------------------
                   AllianceBernstein Corporation
                   --------------------------------------------------------------------------------
                       AllianceBernstein L.P.
                       ----------------------------------------------------------------------------
                           AllianceBernstein Corporation of Delaware (Cont'd)
                           ---------------------------------------------------------------------------------------------------------
                               AllianceBernstein South Africa (Proprietary) Ltd.                    Operating  So Africa  So Africa
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein (Singapore) Ltd.                                   Operating  Singapore  Singapore
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital (Mauritius) Private Ltd.                            Operating  Mauritius  Mauritius
                               -----------------------------------------------------------------------------------------------------
                                            Alliance Capital Asset Management (India) Private Ltd   Operating    India      India
                               -----------------------------------------------------------------------------------------------------
                                            AllianceBernstein Invest. Res. & Manag. (India) Pvt.    Operating    India      India
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Oceanic Corporation                                Operating      DE         NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Capital Real Estate, Inc.                                   Operating      DE         NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Corporate Finance Group Inc.                                Operating      DE         NY
                               -----------------------------------------------------------------------------------------------------
                               Alliance Eastern Europe, Inc.                                        Operating      DE         NY
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Investments, Inc.                                  Operating      DE         NY
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Investor Services, Inc.                            Operating      DE         NJ
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Hong Kong Limited                                  Operating     H.K.       H.K.
                               -----------------------------------------------------------------------------------------------------
                                            Alliance Capital Taiwan Limited                         Operating    Taiwan     Taiwan
                                            ----------------------------------------------------------------------------------------
                                            ACM New-Alliance (Luxembourg) S.A.                      Operating     Lux.       Lux.
                               -----------------------------------------------------------------------------------------------------
                               Sanford C. Bernstein Limited                                         Operating     U.K.       U.K.
                               -----------------------------------------------------------------------------------------------------
                                            Sanford C. Bernstein (CREST Nominees) Ltd.              Operating     U.K.       U.K.
                               -----------------------------------------------------------------------------------------------------
                               Whittingdale Holdings Ltd.                                           Operating     U.K.       U.K.
                               -----------------------------------------------------------------------------------------------------
                                            ACM Investments Ltd.                                    Operating     U.K.       U.K.
                                            ----------------------------------------------------------------------------------------
                                            AllianceBernstein Fixed Income Ltd.                     Operating     U.K.       U.K.
                                            ----------------------------------------------------------------------------------------


                                                                                                                     Number of
                                                                                                    Federal           Shares
                                                                                                   Tax ID #            Owned
                                                                                                   ---------           -----

AXA Financial, Inc.
--------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      --------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company*
          ----------------------------------------------------------------------------------------
              Equitable Holdings, LLC
              ------------------------------------------------------------------------------------
                   AllianceBernstein Corporation
                   -------------------------------------------------------------------------------
                       AllianceBernstein L.P.
                       ---------------------------------------------------------------------------
                           AllianceBernstein Corporation of Delaware (Cont'd)
                           ---------------------------------------------------------------------------------------
                               AllianceBernstein South Africa (Proprietary) Ltd.                       -
                               -----------------------------------------------------------------------------------
                               AllianceBernstein (Singapore) Ltd.                                      -
                               -----------------------------------------------------------------------------------
                               Alliance Capital (Mauritius) Private Ltd.                               -
                               -----------------------------------------------------------------------------------
                                            Alliance Capital Asset Management (India) Private Ltd      -
                               -----------------------------------------------------------------------------------
                                            AllianceBernstein Invest. Res. & Manag. (India) Pvt.       -
                               -----------------------------------------------------------------------------------
                               AllianceBernstein Oceanic Corporation                               13-3441277               1,000
                               -----------------------------------------------------------------------------------
                               Alliance Capital Real Estate, Inc.                                  13-3441277
                               -----------------------------------------------------------------------------------
                               Alliance Corporate Finance Group Inc.                               52-1671668               1,000
                               -----------------------------------------------------------------------------------
                               Alliance Eastern Europe, Inc.                                       13-3802178
                               -----------------------------------------------------------------------------------
                               AllianceBernstein Investments, Inc.                                 13-3191825                 100
                               -----------------------------------------------------------------------------------
                               AllianceBernstein Investor Services, Inc.                           13-3211780                 100
                               -----------------------------------------------------------------------------------
                               AllianceBernstein Hong Kong Limited                                     -
                               -----------------------------------------------------------------------------------
                                            Alliance Capital Taiwan Limited                            -
                                            ----------------------------------------------------------------------
                                            ACM New-Alliance (Luxembourg) S.A.                         -
                               -----------------------------------------------------------------------------------
                               Sanford C. Bernstein Limited                                            -
                               -----------------------------------------------------------------------------------
                                            Sanford C. Bernstein (CREST Nominees) Ltd.                 -
                               -----------------------------------------------------------------------------------
                               Whittingdale Holdings Ltd.                                              -
                               -----------------------------------------------------------------------------------
                                            ACM Investments Ltd.                                       -
                                            ----------------------------------------------------------------------
                                            AllianceBernstein Fixed Income Ltd.                        -
                                            ----------------------------------------------------------------------


                                                                                                    Parent's
                                                                                                   Percent of      Comments
                                                                                                   Ownership        (e.g.,
                                                                                                   or Control    Basis of Control)
                                                                                                   ----------    -----------------

AXA Financial, Inc.
--------------------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      --------------------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company*
          ----------------------------------------------------------------------------------------
              Equitable Holdings, LLC
              ------------------------------------------------------------------------------------
                   AllianceBernstein Corporation
                   -------------------------------------------------------------------------------
                       AllianceBernstein L.P.
                       ---------------------------------------------------------------------------
                           AllianceBernstein Corporation of Delaware (Cont'd)
                           ------------------------------------------------------------------------
                               AllianceBernstein South Africa (Proprietary) Ltd.                        100.00%
                               --------------------------------------------------------------------
                               AllianceBernstein (Singapore) Ltd.                                       100.00%
                               --------------------------------------------------------------------
                               Alliance Capital (Mauritius) Private Ltd.                                100.00%
                               --------------------------------------------------------------------
                                            Alliance Capital Asset Management (India) Private Ltd        75.00% 3rd parties = 25%
                               --------------------------------------------------------------------
                                            AllianceBernstein Invest. Res. & Manag. (India) Pvt.        100.00%
                               --------------------------------------------------------------------
                               AllianceBernstein Oceanic Corporation                                    100.00% inactive
                               --------------------------------------------------------------------
                               Alliance Capital Real Estate, Inc.                                       100.00% inactive
                               --------------------------------------------------------------------
                               Alliance Corporate Finance Group Inc.                                    100.00%
                               --------------------------------------------------------------------
                               Alliance Eastern Europe, Inc.                                            100.00%
                               --------------------------------------------------------------------
                               AllianceBernstein Investments, Inc.                                            1
                               --------------------------------------------------------------------
                               AllianceBernstein Investor Services, Inc.                                100.00%  formerly, Alliance
                                                                                                                 Fund Services, Inc.
                               --------------------------------------------------------------------
                               AllianceBernstein Hong Kong Limited                                       50.00% 3rd parties = 50%
                               --------------------------------------------------------------------
                                            Alliance Capital Taiwan Limited                              99.00% Others owns 1%
                                            -------------------------------------------------------
                                            ACM New-Alliance (Luxembourg) S.A.                           99.00% AllianceBernstein
                                                                                                                Lux owns 1%
                               --------------------------------------------------------------------
                               Sanford C. Bernstein Limited                                             100.00%
                               --------------------------------------------------------------------
                                            Sanford C. Bernstein (CREST Nominees) Ltd.                  100.00%
                               --------------------------------------------------------------------
                               Whittingdale Holdings Ltd.                                               100.00%
                               --------------------------------------------------------------------
                                            ACM Investments Ltd.                                        100.00%
                                            -------------------------------------------------------
                                            AllianceBernstein Fixed Income Ltd.                         100.00%
                                            -------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- Q4-2006
------------------------------------------------------------
LISTING C - MONY
----------------

                                                                                                      State of          State of
                                                                                      Type of        Incorp. or        Principal
                                                                                     Subsidiary       Domicile         Operation
                                                                                     ----------       --------         ---------
AXA Financial, Inc.
------------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      ------------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
          --------------------------------------------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                                    Operating           DE                CO
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                                  Operating           DE                NY
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                                    Operating           DE                NY
      ------------------------------------------------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                                HCO              DE                NY
      ------------------------------------------------------------------------------------------------------------------------------
          MONY Life Insurance Company *                                              Insurance           NY                NY
          --------------------------------------------------------------------------------------------------------------------------
              MONY International Holdings, LLC                                          HCO              DE                NY
              ----------------------------------------------------------------------------------------------------------------------
                   MONY International Life Insurance Co. Seguros de Vida S.A.*       Insurance       Argentina         Argentina
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Financial Resources of the Americas Limited                     HCO           Jamaica           Jamaica
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Bank & Trust Company of the Americas, Ltd.                   Operating     Cayman Islands    Cayman Islands
                   -----------------------------------------------------------------------------------------------------------------
                       MONY Consultoria e Corretagem de Seguros Ltda.                Operating         Brazil            Brazil
                       -------------------------------------------------------------------------------------------------------------
                       MONY Life Insurance Company of the Americas, Ltd.*            Insurance     Cayman Islands    Cayman Islands
                       -------------------------------------------------------------------------------------------------------------
              MONY Life Insurance Company of America*                                Insurance           AZ                NY
              ----------------------------------------------------------------------------------------------------------------------
              U.S. Financial Life Insurance Company *                                Insurance           OH                OH
              ----------------------------------------------------------------------------------------------------------------------
              MONY Financial Services, Inc.                                             HCO              DE                NY
              ----------------------------------------------------------------------------------------------------------------------
                   Financial Marketing Agency, Inc.                                  Operating           OH                OH
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Brokerage, Inc.                                              Operating           DE                PA
                   -----------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Ohio, Inc.                            Operating           OH                OH
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Alabama, Inc.                         Operating           AL                AL
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Texas, Inc.                           Operating           TX                TX
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Massachusetts, Inc.                   Operating           MA                MA
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of Washington, Inc.                      Operating           WA                WA
                       -------------------------------------------------------------------------------------------------------------
                       MBI Insurance Agency of New Mexico, Inc.                      Operating           NM                NM
                       -------------------------------------------------------------------------------------------------------------
                   1740 Ventures, Inc.                                               Operating           NY                NY
                   -----------------------------------------------------------------------------------------------------------------
                   Enterprise Capital Management, Inc.                               Operating           GA                GA
                   -----------------------------------------------------------------------------------------------------------------
                       Enterprise Fund Distributors, Inc.                            Operating           DE                GA
                       -------------------------------------------------------------------------------------------------------------
                   MONY Assets Corp.                                                    HCO              NY                NY
                   -----------------------------------------------------------------------------------------------------------------
                       MONY Benefits Management Corp.                                Operating           DE                NY
                       -------------------------------------------------------------------------------------------------------------
                       MONY Benefits Service Corp.                                   Operating           DE                NY
                       -------------------------------------------------------------------------------------------------------------
                   1740 Advisers, Inc.                                               Operating           NY                NY
                   -----------------------------------------------------------------------------------------------------------------
                   MONY Securities Corporation                                       Operating           NY                NY
                   -----------------------------------------------------------------------------------------------------------------
                       Trusted Insurance Advisers General Agency Corp.               Operating           MN                NY
                       -------------------------------------------------------------------------------------------------------------
                       Trusted Investment Advisers Corp.                             Operating           MN                NY
                       -------------------------------------------------------------------------------------------------------------

                                                                                                              Parent's
                                                                                                 Number of   Percent of  Comments
                                                                                   Federal        Shares     Ownership  (e.g., Basis
                                                                                  Tax ID #         Owned     or Control  of Control)
                                                                                  ---------        -----     ----------  -----------
AXA Financial, Inc.
--------------------------------------------------------------------------------
      AXA Financial Services, LLC   (Note 2)
      --------------------------------------------------------------------------
          AXA Equitable Life Insurance Company *
          ------------------------------------------------------------------------------------
      MONY Agricultural Investment Advisers, Inc.                                 75-2961816                   100.00%
      ----------------------------------------------------------------------------------------
      MONY Capital Management, Inc.                                               13-4194065                   100.00%
      ----------------------------------------------------------------------------------------
      MONY Asset Management, Inc.                                                 13-4194080                   100.00%
      ----------------------------------------------------------------------------------------
      MONY Holdings, LLC                                                          13-3976138                   100.00%
      ----------------------------------------------------------------------------------------
          MONY Life Insurance Company *                                           13-1632487                   100.00%
          ------------------------------------------------------------------------------------
              MONY International Holdings, LLC                                    13-3790446                   100.00%
              --------------------------------------------------------------------------------
                   MONY International Life Insurance Co. Seguros de Vida S.A.*    98-0157781                   100.00%
                   ---------------------------------------------------------------------------
                   MONY Financial Resources of the Americas Limited                                             99.00%
                   ---------------------------------------------------------------------------
                   MONY Bank & Trust Company of the Americas, Ltd.                98-0152047                   100.00%
                   ---------------------------------------------------------------------------
                       MONY Consultoria e Corretagem de Seguros Ltda.                                           99.00%
                       -----------------------------------------------------------------------
                       MONY Life Insurance Company of the Americas, Ltd.*         98-0152046                   100.00%
                       -----------------------------------------------------------------------
              MONY Life Insurance Company of America*                             86-0222062                   100.00%
              --------------------------------------------------------------------------------
              U.S. Financial Life Insurance Company *                             38-2046096       405,000     100.00%
              --------------------------------------------------------------------------------
              MONY Financial Services, Inc.                                       11-3722370         1,000     100.00%
              --------------------------------------------------------------------------------
                   Financial Marketing Agency, Inc.                               31-1465146            99      99.00%
                   ---------------------------------------------------------------------------
                   MONY Brokerage, Inc.                                           22-3015130         1,500     100.00%
                   ---------------------------------------------------------------------------
                       MBI Insurance Agency of Ohio, Inc.                         31-1562855             5     100.00%
                       -----------------------------------------------------------------------
                       MBI Insurance Agency of Alabama, Inc.                      62-1699522             1     100.00%
                       -----------------------------------------------------------------------
                       MBI Insurance Agency of Texas, Inc.                        74-2861481            10     100.00%
                       -----------------------------------------------------------------------
                       MBI Insurance Agency of Massachusetts, Inc.                06-1496443             5     100.00%
                       -----------------------------------------------------------------------
                       MBI Insurance Agency of Washington, Inc.                   91-1940542             1     100.00%
                       -----------------------------------------------------------------------
                       MBI Insurance Agency of New Mexico, Inc.                   62-1705422             1     100.00%
                       -----------------------------------------------------------------------
                   1740 Ventures, Inc.                                            13-2848244         1,000     100.00%
                   ---------------------------------------------------------------------------
                   Enterprise Capital Management, Inc.                            58-1660289           500     100.00%
                   ---------------------------------------------------------------------------
                       Enterprise Fund Distributors, Inc.                         22-1990598         1,000     100.00%
                       -----------------------------------------------------------------------
                   MONY Assets Corp.                                              13-2662263       200,000     100.00%
                   ---------------------------------------------------------------------------
                       MONY Benefits Management Corp.                             13-3363383         9,000     100.00%
                       -----------------------------------------------------------------------
                       MONY Benefits Service Corp.                                13-4194349         2,500     100.00%
                       -----------------------------------------------------------------------
                   1740 Advisers, Inc.                                            13-2645490        14,600     100.00%
                   ---------------------------------------------------------------------------
                   MONY Securities Corporation                                    13-2645488         7,550     100.00%
                   ---------------------------------------------------------------------------
                       Trusted Insurance Advisers General Agency Corp.            41-1941465         1,000     100.00%
                       -----------------------------------------------------------------------
                       Trusted Investment Advisers Corp.                          41-1941464             1     100.00%
                       -----------------------------------------------------------------------

  -  As of February 18, 2005, MONY Realty Capital, Inc. was sold.
  -  As of February 2005, MONY Realty Partners, Inc. was dissolved
  -  MONY Financial Resources of the Americas Limited, is 99% owned by MONY International Holdings, LLC and an individual holds one share of it stock for Jamaican regulatory reasons.
  -  MONY Consultoria e Corretagem de Seguros Ltda., is 99% owned by MONY International Holdings, LLC and an individual holds one share of it stock for Brazilian regulatory reasons.
  -  Financial Marketing Agency, Inc., is 99% owned by MONY International Holdings, LLC and an individual in Ohio holds one share of it stock for regulatory reasons.
  -  Enterprise Accumulation Trust was merged into EQAT on July 9, 2004
  -  MONY Series Funds, Inc. was merged into EQAT on July 9, 2004
  -  As of August 31, 2006,  Sagamore Financial LLC was dissolved

Item 32.      Number of Contractowners

              As of February 28, 2007 there were 365 contract owners of RIA Contracts offered by the registrant, all of which are qualified contracts. As of the same date, there were 6,229 participants in the Members Retirement Program and 19,313 participants in the American Dental Association Members Program offered by the registrant, all of which are qualified contracts.

Item 33.      Indemnification

     (a) Indemnification of Directors and Officers

         The By-Laws of AXA Equitable Life Insurance Company ("AXA Equitable") provide, in Article VII, as follows:

          7.4 Indemnification of Directors, Officers and Employees. (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

                 (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

                (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

               (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

                      (b) To the extent permitted by the law of the State of New
                          York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

         The directors and officers of AXA Equitable are insured under policies issued by Lloyd's of London, X.L. Insurance Company, Arch Insurance Company, Endurance Insurance Company, U.S. Specialty Insurance, Starr Excess Liability International and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure that officers and directors against certain liabilities arising out of their conduct in such capacities.

     (b) Indemnification of Principal Underwriter

         For the Retirement Investment Account:

         To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Advisors, LLC has undertaken to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Advisors, LLC.

         For the Members Retirement Program and American Dental Association Members Programs:

         Not applicable. Presently, there is no Principal Underwriter of the contracts. AXA Equitable provides marketing and sales services for distribution of the contracts. No commissions are paid; however, incentive compensation is paid to AXA Equitable employees who provide these services based upon first year plan distributions and number of plans sold.

     (c) Undertaking

         Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 34.         Business and Other Connections of Investment Adviser

     AXA Equitable Life Insurance Company ("AXA Equitable") acts as the investment manager for Separate Account Nos. 3, 4, 10, 13, 66, 191, 200 and 206. With respect to Separate Account No. 191, AXA Equitable acts as investment manager within guidelines established by the Trustees of the American Dental Association Members Retirement Trusts. With respect to Alliance Capital Management L.P. ("Alliance"), a publicly-traded limited partnership, is indirectly majority-owned by AXA Equitable and provides personnel and facilities for portfolio selection and transaction services. Alliance recommends the securities investments to be purchased and sold for Separate Account Nos. 3, 4, 10 and 13 and the portion of Separate Account No. 191 which is invested in its Separate Account No. 2A, and arranges for the execution of portfolio transactions. Alliance coordinates related accounting and bookkeeping functions with AXA Equitable. Both AXA Equitable and Alliance are registered investment advisers under the Investment Advisers Act of 1940.

     Information regarding the directors and principal officers of AXA Equitable is provided in Item 30 of this Part C and is incorporated herein by reference.

     Set forth below is certain information regarding the directors and principal officers of Alliance Capital Management Corporation. The business address of the Alliance persons whose names are preceded by an asterisk is 1345 Avenue of the Americas, New York, New York 10105.

      (1)                             (2)                             (3)
                                  POSITIONS AND              PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                OFFICES WITH               (AND OTHER POSITIONS)
BUSINESS ADDRESS                  ALLIANCEBERNSTEIN          WITHIN PAST 2 YEARS
----------------                  ------------------         ------------------
DIRECTORS
   Henri de Castries                Director                    Chairman of
   AXA                                                          Management Board
   25, Avenue Matignon                                          (2001 to present)
   75008, Paris, France                                         - AXA; Director
                                                                (May 1994 to
                                                                present) and
                                                                Chairman of the
                                                                Board (April 1998
                                                                to present) - AXA
                                                                Financial, Inc.;
                                                                Director
                                                                (September 1993
                                                                to present) -
                                                                AXA Equitable


   Christopher M. Condron           Director                    Director, President
   AXA Financial, Inc.                                          and Chief Executive
   1290 Avenue of the Americas                                  Officer (May 2001 to
   New York, NY 10104                                           present) - AXA
                                                                Financial, Inc.;
                                                                Director, Chairman
                                                                of the Board,
                                                                President (since May
                                                                2002), and Chief
                                                                Executive Officer
                                                                (May 2001 to
                                                                present) - AXA
                                                                Equitable; Member of
                                                                the Management Board
                                                                of AXA; Member of the
                                                                Executive Committee,
                                                                AXA;

   Denis Duverne                     Director                   Member of the AXA
   AXA                                                          Management Board
   25, Avenue Matignon                                          (since February
   75008, Paris, France                                         2003) and Chief
                                                                Financial Officer
                                                                (2003-present)
                                                                AXA; Director
                                                                (February 1998 to
                                                                present) - AXA
                                                                Equitable; Member of the
                                                                Executive Committee
                                                                of AXA (January 2000
                                                                to present)

      (1)                               (2)                          (3)
                                    POSITIONS AND            PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                  OFFICES WITH             (AND OTHER POSITIONS)
BUSINESS ADDRESS                    ALLIANCEBERNSTEIN        WITHIN PAST 2 YEARS
----------------                    ------------------       ------------------

  Dominique Carrel-Billiard         Director                 See Column 2.

  Peter Etzenbach                   Director                 See Column 2.

  A.W. (Pete) Smith, Jr.            Director                 See Column 2.

Lorie A. Slutsky                    Director                 President, The New York
The New York                                                 Community Trust (since
Community Trust                                              January 1990)
2 Park Avenue
24th Floor
New York, NY 10016

Peter J. Tobin                      Director                 Special Assistant to the
St. John's University                                        President and Dean - Peter J.
Peter J. Tobin College of                                    Tobin College of Business
Business Administration                                      (August 1998 to present);
8000 Utopia Parkway                                          Director, AXA Financial, Inc.
Bent Hall                                                    and AXA Equitable (since March
Jamaica, NY 11439                                            1999).

DIRECTORS AND OFFICERS

* Gerald M. Lieberman               Director,                President (November 2004 -
                                    President                present); Director and Chief
                                    and Chief                Operating Officer (November
                                    Operating                2003 - present):
                                    Officer

      (1)                             (2)                            (3)
                                 POSITIONS AND               PRINCIPAL OCCUPATION
NAME AND PRINCIPAL               OFFICES WITH                (AND OTHER POSITIONS)
BUSINESS ADDRESS                 ALLIANCEBERNSTEIN           WITHIN PAST 2 YEARS
----------------                 ------------------          ------------------
* Lewis A. Sanders               Chairman of the Board       Chairman of the Board (December
                                 and Chief Executive         2004 - present); Chief Executive
                                 Officer/Director            Officer (July 2003 - present);


      (1)                               (2)                          (3)
                                 POSITIONS AND               PRINCIPAL OCCUPATION
NAME AND PRINCIPAL               OFFICES WITH                (AND OTHER POSITIONS)
BUSINESS ADDRESS                 ALLIANCEBERNSTEIN           WITHIN PAST 2 YEARS
----------------                 ------------------          -------------------
OFFICERS

  Lawrence H. Cohen              Executive Vice President    See Column 2.
                                 and Chief Technology
                                 Officer

  Laurence E. Cranch             Executive Vice President    See Column 2.
                                 and General Counsel

  Edward J. Farrell              Senior Vice President and   See Column 2.
                                 Controller

  Sharon E. Fay                  Executive Vice President    See Column 2.
  Alliance Capital Limited       and Chief Investment
  Devonshire House               Officer of Global Value
  1 Mayfair Place                Equities
  London W1J8AJ

* Marilyn G. Fedak               Executive Vice President,    See Column 2.
                                 Head of Bernstein Global
                                 Value Equities and Co-
                                 Chief Investment Officer
                                 of U.S. Value Equities

* Mark R. Gordon                 Executive Vice President    See Column 2.
                                 Director of Global
                                 Quantitative Research, Co-
                                 Head of Alternative
                                 Investments and Chief
                                 Investment Officer of
                                 Global Diversified Funds

* Thomas S. Hexner               Executive Vice President    See Column 2.
                                 and Head of Bernstein
                                 Global Wealth Management

      (1)                           (2)                              (3)
                             POSITIONS AND                   PRINCIPAL OCCUPATION
NAME AND PRINCIPAL           OFFICES WITH                    (AND OTHER POSITIONS)
BUSINESS ADDRESS             ALLIANCEBERNSTEIN               WITHIN PAST 2 YEARS
----------------             ------------------              -------------------
* Robert H. Joseph, Jr.      Senior Vice President and         See Column 2.
                             Chief Financial Officer

* Gerald M. Lieberman        President and Chief               See Column 2.
                             Operating Officer


* Mark R. Manley             Senior Vice President,            See Column 2.
                             Deputy General Counsel and
                             Chief Compliance Officer

* Seth J. Masters            Executive Vice President Head     See Column 2.
                             of Blend Strategies Services
                             and Chief Investment Officer
                             of Blend

* Marc O. Mayer              Executive Vice President          See Column 2.
                             and Executive Managing
                             Director of AllianceBernstein
                             Investments, Inc.

  Douglas J. Peebles         Executive Vice President, Co-     See Column 2.
                             Chief Investment Officer of
                             Fixed Income and Director of
                             Global Fixed Income

  Jeffrey S. Phlegar         Executive Vice President, Co-     See Column 2.
                             Chief Investment Officer of
                             Fixed Income and Director of
                             U.S. Investment-Grade Fixed
                             Income

  James G. Reilly            Executive Vice President          See Column 2.
  Alliance Capital           and U.S. Large Cap Growth
  227 West Monroe            Team Leader
  Suite 5000
  Chicago, IL 60606

* Paul C. Rissman            Executive Vice President          See Column 2.
                             and Chief Investment Officer
                             of Growth Equities

* Lisa A. Shalett            Executive Vice President,         See Column 2.
                             and Head of Global Research
                             for Growth Equities

* David A. Steyn             Executive Vice President          See Column 2.
                             and Head of
                             Institutional Investments

* Christopher M. Toub        Executive Vice President          See Column 2.
                             of AllianceBernstein, Chief
                             Executive Officer of
                             AllianceBernstein Limited and
                             Head of Global/International
                             Growth Equities

Item 35. Principal Underwriters

          For Retirement Investment Account:

     (a) AXA Advisors, LLC, an affiliate of AXA Equitable, MONY Life Insurance Company and MONY Life Insurance Company of America, is the principal underwriter for AXA Equitable's Separate Account A, Separate Account No. 301, Separate Account No. 45, Separate Account 49, Separate Account I, Separate Account FP and AXA Premier VIP Trust and EQ Advisors Trust; and of MONY Variable Account A, MONY Variable Account L, MONY America Variable Account A, MONY America Variable Account L, MONY Variable Account S, MONY America Variable Account S and Keynote Series Account. AXA Advisors, LLC's principal business address is 1290 Avenue of the Americas, New York, NY 10104.

          For Members Retirement Program and American Dental Association
          Program:

          Not applicable. Presently, there is no Principal Underwriter of the contracts, see Item 33(b) of this Part C which is incorporated by reference.

     (b) See Item 30 of this Part C, which is incorporated herein by reference.

     (c)  Not applicable.

Item 36. Location of Accounts and Records

         AXA Equitable Life Insurance Company

         135 West 50th Street
         New York, New York 10020

         1290 Avenue of the Americas
         New York, New York 10104

         200 Plaza Drive
         Secaucus, New Jersey 07094

Item 37. Management Services

         Not applicable.

Item 38.      Undertakings

              The Registrant hereby undertakes the following:

              (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

              (b) to include (1) as part of its applications to purchase any contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

              (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

                                   SIGNATURES



         As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 30th day of April, 2007.




                           AXA EQUITABLE LIFE INSURANCE COMPANY
                                    (Registrant)

                           By:  AXA Equitable Life Insurance Company


                           By:  /s/ Dodie Kent
                               ---------------------------------
                                    Dodie Kent
                                    Vice President and Associate General Counsel

                                   SIGNATURES


         As required by the Securities Act of 1933, the Depositor has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 30th day of April, 2007.




                                           AXA EQUITABLE LIFE INSURANCE COMPANY
                                                      (Depositor)


                                           By: /s/ Dodie Kent
                                              ---------------------------------
                                              Dodie Kent
                                              Vice President and
                                              Associate General Counsel
                                              AXA Equitable Life
                                              Insurance Company



         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron                    Chairman of the Board, President,
                                           Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Richard Dziadzio                          Executive Vice President and
                                           Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*Alvin H. Fenichel                         Senior Vice President and Controller


*DIRECTORS:

Bruce W. Calvert                 Anthony Hamilton            Joseph H. Moglia
Christopher M. Condron           Mary R. (Nina) Henderson    Lorie A. Slutsky
Henri de Castries                James F. Higgins            Ezra Suleiman
Denis Duverne                    Scott D. Miller             Peter J. Tobin
Charlynn Goins



*By: /s/ Dodie Kent
     ------------------------
         Dodie Kent
         Attorney-in-Fact

April 30, 2007

                                  EXHIBIT INDEX
                                  --------------



EXHIBIT NO.                                                        TAG VALUE
-----------                                                        ---------
6    (b)      Form of Rider 15 to Group Annuity Contract AC 2100   EX-99.6b

12   (b)(b)   Opinion and Consent of Counsel.                      EX-99.12bb

13   (a)(i)   Consent of PricewaterhouseCoopers LLP.               EX-99.13ai

13   (a)(ii)  Consent of KPMG LLP.                                 EX-99.13aii

13   (d)      Powers of Attorney.                                  EX-99.13d